Form 10-K405, Exhibit 13
period 1997-12-31
AUTOLIV INC
filed 1998-03-26
CIK 1034670

Exhibit 13
AUTOLIV ANNUAL REPORT 1997


Autoliv Inc. is a leading global automotive safety systems company, which manufactures airbags, seat belts, safety electronics, steering wheels, seat components and child seats for all major automotive manufacturers in the world.
The company has over 60 subsidiaries and joint ventures with 20,000 employees in 27 vehicle-producing countries. In addition, the company has eight technical centers around the world, including 19 test tracks - more than any other automotive safety supplier.

Autoliv's shares are listed on the New York Stock Exchange (NYSE: ALV), its Swedish Depository Receipts on the Stockholm Stock Exchange
(SSE:ALIV) and its stock options on the Chicago Board of Option Exchange (CBOE:ALV).

Contents
	4	Summary
	5	Two Leaders Merge
	6	Letter to Shareholders and Employees
	8	The Market
	10	Autoliv's Safety Systems
	12	Airbags
		Latest News, Airbags p.13

		PHOTO

	14	Seat Belts
		Latest News, Seat Belts p.15

		PHOTO

	16	Research and Development
		Latest News, R&D p.17

		PHOTO

	18	Autoliv in the World
	22	Shareholder Information
	24	Board of Directors
	25	Management
	Pro Forma Financial information (UNAUDITED)
	26	Management's Discussion and Analysis
	28	Consolidated Statement of Income
	28	Selected Cash Flow Items
	29	Consolidated Balance Sheet
	30	Quarterly Pro Forma Financial Information

	Financial statements of Autoliv Inc.
	31	Management's Discussion and Analysis
	34	Consolidated Statement of Income
	35	Consolidated Balance Sheet
	36	Consolidated Statement of Cash Flow
	37	Notes to Consolidated Financial Statements
	46	Report of Independent Auditors
	47	Addresses
	50	Selected Financial Data; Definitions

(page 4)
SUMMARY

Company formed by a merger of Europe's leading automotive safety company and the leading U.S. airbag company.

Acquisitions of the world-leading supplier of seat belt webbing and a Japanese airbag company.

Introduction of the world's first side-impact airbag for head protection.

Launch of Gentle Airbags and a Smart Airbag System.

Order for Anti-Whiplash System.

Start of development of a Safety Radar System.

Construction of a U.S. steering wheel plant, a Brazilian airbag and seat belt plant and a Russian seat belt plant.

Substantial expansion of production capacity for airbag cushions and ignitors, and of the Spanish and Swedish manufacturing facilities.

Increased holdings in the companies in Argentina, Romania and South Africa, and start of a branch office in South Korea.

GRAPH (showing Net Sales, Earnings per share and cash flow per share on a proforma basis for 1997 and 1996).*

*(Data in this report on pages 4-30 for periods prior to May 1, 1997, when the company started its operations, are included on a Pro Forma basis)

(page 5)
TWO LEADERS MERGE

ILLUSTRATION

(page 6-7)
LETTER TO THE SHAREHOLDERS AND EMPLOYEES

"Well-Positioned for Worldwide Growth"

On May 1, we started Autoliv Inc., thereby creating a company twice the size of each of the two original companies Autoliv AB and Morton ASP. The new company has sales neck-to-neck with the former market leader in our industry.

We have now started to coordinate purchases and increase internal supply of key components. We have laid down a common airbag inflator program and we have formed common organizations in countries where both companies were active. Luckily, that was the case in only four countries, which has facilitated the amalgamation process. Being on a growth trend has also made this process easier.

In total, we estimate that these and similar measures could lead to annual cost savings on the magnitude of $100 million. In addition, we expect top line synergies from cross-selling, etc. to be at least as important, although these effects will take longer to materialize. These positive effects will be important factors in offsetting the current pricing pressure.

The new company has been very well received, both by customers and employees. In Eastern Europe, Korea and South America, for instance, where both old Autoliv and Morton Automotive Safety Products had limited presence, we are now rapidly receiving new contracts.

Strategy and objectives
In tandem with the merger and the restructuring, we have continued to advance Autoliv's position in line with the company's strategy, which is to:

- Expand globally
- Expand productwise
- Increase vertical integration
- Continue to improve quality and reduce cost

With this strategy, Autoliv has been able to grow its sales faster than the average market growth, thereby giving its shareholders a better long-term return on their investments in Autoliv than in most listed companies.

Global expansion
In 1997, we agreed to acquire the assets of an airbag company in Japan. This will allow us to ramp up local production much faster and improve our support to the Japanese auto manufacturers than if we had started a greenfield operation.

We have also started to build a plant in Indiana, USA, following the contracts we have won for integrated steering wheels with airbags. With this new concept we have in less than two years' time received orders corresponding to 10% of the annual steering wheel demand in North America from the U.S. car manufacturers.

We have also started to build a plant in Brazil in response to contracts we have received from most of the auto manufacturers there.
In Russia we completed a seat belt plant in 1997 and commenced shipments to the local car manufacturers. Recently we also got the first airbag contract there.

Furthermore, we have strengthened Autoliv's position in emerging markets by increasing Autoliv's holdings in the partially-owned companies in South Africa and Romania and by making the Argentine joint venture a wholly-owned subsidiary.
Last but not least, we have won a new customer: Fiat in Italy, to whom we will start delivering seat belts with pretensioners later this year.

Product expansion
Also in 1997, we established a completely new market: Head protection in side collisions.

The first product is the ITS (Inflatable Tubular Structure), which we have developed together with BMW and the American company Simula.

This year we will add two alternative products to the line: the Inflatable Curtain, for which interest currently is rapidly building, and the Head&Thorax Bag.

For frontal protection our Gentle Bag concept has been very well received, and shipments will start later this year of all of our four Gentle Bag technologies (Radial Deployment System, High-Efficiency Bag, Dual-Stage Inflator and Adaptive Inflator).

At the same time, Smart Airbags - the next airbag generation - are being developed. These will use advanced sensor technologies to detect e.g. rear-facing child seats and when the front seat is unoccupied. The system will also "see" how an occupant is positioned and determine the severity of the crash. The bag deployment can then be optimized according to the situation.
We have also entered into a cooperative venture with the military high-tech company Celsius for the development of an Adaptive Cruise Control system, which is based on Celsius' radar technology.

In 1998, we will also start production of a smaller, lighter and more cost-efficient line of airbag inflators based on a new, environmentally friendly propellant.

PHOTO

Vertical integration
We are currently rapidly expanding our in-house production of initiators (i.e. ignitors) and textile cushions for airbags. In the U.K., for instance, we have built a new weaving plant which will increase our cushion manufacturing capacity there by 80%, and in France we are currently expanding annual airbag initiator capacity from five million units to more than 20 million.

We have also acquired our most important supplier of seat belt webbing, the British group Marling Industries with plants in Europe, North
America, Australia and Asia Pacific, i.e. in all our main markets.

These kinds of actions will lower costs, as well as improve qual-ity by increasing internal control of material flows.

Top-line growth
In 1997, Autoliv reported record sales of $3.3 billion - an increase of 2% from the previous year - despite continued price decline and a 6% negative effect of the stronger U.S. dollar. Since 70% of our business is outside the U.S., a stronger dollar has a significant negative impact on Autoliv's reported sales and earnings.

Growth was also hampered by the already high airbag penetration rate in the U.S. In other markets, however, sales were driven by higher penetration rates for frontal airbags, continued success for our seat belt pretensioners, higher vehicle production and by side airbag deliveries which started during the year. Autoliv currently delivers such airbags (which were introduced mid-1994) to 18 customers, split between more than 60 car models. Unit sales of side airbags tripled versus the previous year.
Our seat belt pretensioners continued their success. Unit sales were up 20% to almost 18 million units which means that more than every second new car in Europe now has this safety feature from Autoliv in the front seats.

Income and cash generation
We managed to grow reported earnings per share by 6% or somewhat faster than reported sales (and adjusted for currency effects the growth was at least twice as fast). This improvement was driven by the success of our new products, the introductions of more cost-efficient components and designs, and the further enhanced vertical integration.

These actions have made it possible to offset the price decline and to report earnings per share of $1.81 for 1997 compared to $1.69 for 1996. Cash generation improved even faster than earnings or from $0.13 per share during 1996 to $1.76 (i.e. $180 million in total after capital expenditures and acquisitions of $261 million). This has allowed us to reduce Autoliv's already modest net-debt-to-equity ratio from 43% to 38%.

It is therefore fair to say that with these strategic actions taken during 1997 and given the financial outcome for the year, New Autoliv got off to a good start.

Prospects
Looking at the year ahead, the toughest challenge will be the current strong price decline in the U.S. for airbags. In the rest of the world - and that is where Autoliv has most of its sales - prices have already fallen to a lower level, and here the decline has started to moderate. In addition, frontal airbags will gradually be upgraded to Gentle Bags and Smart Bags with better prices.

At the same time, unit sales will continue to grow as penetration rates for frontal airbags keep rising outside the U.S. and manufacturers start installing side airbags in more car models. So, even if there currently are some short-term challenges for the airbag industry, there are certainly long-term growth opportunities as well.

In addition, this year we will introduce whiplash protection devices, head protection systems for side collisions and several other new products which should generate substantial sales in some years' time.

Autoliv is therefore well-positioned for long-term world-wide growth.


Gunnar Bark
Chairman and Chief Executive Officer


(page 8-9)
THE MARKET

LOGOTYPES

With its successful growth strategy, Autoliv has managed to become a global leader in the expanding, $10.5 billion car occupant restraints market. In 1997, the expansion that began in the early 1990's continued with a growth rate of approximately 5%. Airbag modules accounted for approximately 50%, seat belts for 35% and electronics for 15% of the total market.
For the rest of the decade, growth will be driven by increased vehicle production, higher seat belt penetration rates in emerging markets and the introduction of new advanced products, such as side-impact protection systems. Growth rates in Europe, Japan and the rest of the world will be higher than in the United States.

Although the global steering wheel market is expected to remain at approximately one billion U.S. dollars, steering wheels with special features, such as integrated airbags, is an area of strong growth.

The seat belt market
The world market for seat belts keeps growing, despite the fact that seat belts were introduced 40 years ago. This is mainly because seat belt systems are becoming increasingly sophisticated with such features as pretensioners, automatic height adjusters and load limiters. A growing number of cars are also being equipped with three complete retractor belts in the rear seat.

The price decline in this segment of the market is offset by the increase in global auto production. As a result, the world market for seat belts displays a growth trend of a couple of percent annually, with some emerging markets growing 5 to 10 times as fast.

The airbag market
The world market for airbags has been an area of spectacular growth during the 1990's. In 1997 alone, installations of frontal airbags increased from 54 million in 1996 to 62 million. The number of side-impact airbags installed jumped from 2 million to almost 6 million. By the year 2000, the number of frontal airbags sold could amount to 80 million units and side-impact airbags to more than 30 million, including special head airbags for side-impact.

Much of the current rapid unit growth is offset by strong pressure on prices. This situation is likely to change, however, when current airbag systems are upgraded to Gentle and later to Smart and Adaptive airbags. The range of special side-impact airbags for head protection, which Autoliv started to introduce in 1997, could also, in a couple of years, contribute to a continued growth trend.

In the U.S., airbags became mandatory in 1997 in all passenger cars, both on the driver and the front seat passenger sides. From September 1998, the law will also cover all other light vehicles. Beyond that, the installations of frontal airbags will fluctuate with the car production cycle. The penetration rate for side-impact airbags is, however, still close to zero among the U.S. car companies.

The installation rates in Europe are also on a strong growth trend. Currently, three new cars out of four have a driver airbag, and more than every second car has dual airbags, compared to a penetration rate of close to zero in 1990. Installations of side-impact airbags, which began in 1994, after only three years amount to 4.5 million, but nevertheless "only" 15% of all new cars sold in 1997 in Europe had this safety device.

In Japan, where the development started later than in Europe, more than 60% of the new cars produced in 1997 were equipped with a driver airbag, and every third new car had dual airbags. Penetration rates for side-impact airbags are currently increasing almost as fast as in Europe, but the penetration level is still only about 5%.

Airbag installations are also growing fast in Australia and South Korea.

Autoliv's markets
The North American markets account for about 30% and the European markets for about 55% of Autoliv's sales. The most important markets are the United States, Germany, France, Great Britain, Japan and Spain. Sweden accounts for about 4% of revenues.

In North America, Autoliv accounts for approximately one third of the airbag product market and close to 10% of the seat belt market. Autoliv did not sell seat belts in the United States until 1993, but already Autoliv accounts for one third of Chrysler's seat belts, and shipments to Ford and General Motors have started recently. In addition, Autoliv has received steering wheel contracts, equivalent to 10% of the demand of the U.S. car manufacturers in North America. Shipments will start in 1998, when Autoliv's steering wheel plant in Fort Wayne, Indiana, will be completed.
In Europe, Autoliv's market share is close to 45% for airbags, 50% for seat belts and 10% for steering wheels.

In Japan, Autoliv has a strong position in the airbag inflator market, with a market share of over 50%.

In many emerging markets, such as Argentina, Hungary, India, Malaysia, South Africa and Turkey, Autoliv has achieved market positions of 50% or more by early establishment of joint ventures or subsidiaries.

Customers
Autoliv sells to all major auto manufacturers in the world with particulary high sales levels to those manufacturers who have a reputation for concerted efforts in auto safety.

The largest customers are Audi, BMW, Chrysler, Citron, Ford, General Motors, Honda, Mercedes-Benz, Mitsubishi, Nissan, Peugeot, Renault, Rover, Toyota, Volkswagen and Volvo.

No customer accounts for more than 15% of Autoliv's sales. The contracts are typically divided among a car maker's different car models with each contract usually running as long as that car model is being produced.
In the development of a new car model, a process that takes several years, Autoliv in many cases functions as a development partner. This means that Autoliv gives advice on new safety-enhancing products and assumes responsibility for adaptation and evaluation of these systems.

The industry
Within less than a year and a half, the number of major suppliers of occupant restraint systems has been reduced from nine to six.
Autoliv and the American company TRW are the market lead-ers, followed by the American company Breed which last year acquired the seat belt and airbag operations of AlliedSignal. Other important companies in the auto safety industry are the Japanese company Takata, the American auto supplier Delphi and the German steering wheel company Petri.

Autoliv's competitive strategy is to be a specialist company offering a complete range of automotive safety system products, with in-house expertise of all key components and manufacturing close to the major customers. Autoliv has more technical centers and crash test facilities for automotive safety than any other company in the industry. This gives Autoliv the possibility not only to offer just-in-time supply of safety products, but also to provide customers with excellent engineering services and testing capabilities "just-in-time".


(page 10)
AUTOLIV'S SAFETY SYSTEMS

Adaptive cruise control & safety radar
Will make a car maintain a constant distance from the car in front of it by affecting throttle and brakes. Under development in cooperation with the Swedish military high-tech company Celsius Tech.


Electronic control unit
Micro processor with an electronic sensor which determines if and exactly when the seat belt pretensioners and the airbags should be set off.

Knee airbag
First introduced in the world market in 1995 by Autoliv. Protects knees (and hips) and reduces the risk for submarining. Also leads to reduced chest load. Unlike conventional knee bolsters and paddings, knee airbags don't take away any leg room.


Knee box
An energy-absorbing metal structure which reduces the risk for submarining.


Driver airbag
Reduces driver fatalities in frontal crashes by 25% and the risk of facial injuries by 75% for belted drivers. Autoliv not only develops and assembles various airbag systems, but also produces all key components.


Steering wheel
Driver airbags are increasingly being integrated into the steering wheel. Autoliv is a leader in this development through its subsidiary Isodelta in France, one of Europe's leading steering wheel producers. Steering wheel production will soon start in the United States, Latin America and Asia.


Passenger airbag
Reduces fatalities in frontal crashes by approximately 20%. Autoliv has a complete offering of various systems (full-size bags, face bags, gentle bags, smart bags, etc.) and a comprehensive offering of airbag inflators, cushions and other key components.


Inflatable curtain
Cushions the heads of the driver and all passengers seated next to the doors in side-impact collisions and roll-over accidents. Manufactured using Autoliv's patented one-piece woven technology.


Belt-in-seat
Allows the shoulder belt to better wrap around the occupant's body, thereby increasing the efficiency of the belt system. Also contributes to keeping the clearance between the head and the roof in roll-overs.


Anti-whiplash seat
To be introduced in 1998. Will reduce neck injuries in rear-end collisions.

Seat frames & sliding rails
Produced by Autoliv since 1996. Autoliv has developed a unique, stronger recliner for Belt-In-Seat Systems and develops neck ("whiplash") protection systems which involve the metal frame of a seat.


Integrated child seat
Makes it possible for children to use the car's regular seat belts (which is better than a separate belt system). Since the seat is integrated into the backrest of the rear seat, it does not take away any space when not used.


Safety rear seat structure
A backrest in the form of a strong, specially designed aluminum structure which prevents luggage from penetrating into the passenger compartment in a frontal crash.


Seat belt beam
Facilitates installation of a complete 3-point retractor belt in the mid-rear seat, especially in hatch-backs and station wagons. Also provides passengers with improved side-impact protection.


Trunk belts
Safety belts which protect fragile goods and prevent luggage in cars with folding rear seats from penetrating into the passenger compartment.


ILLUSTRATION

Seat belt systems
Produced by Autoliv since 1956. Autoliv today has the most comprehensive offering with in-house production of all key components and all new seat belt features (see page 14) such as:

Pretensioners

Load limiters

Automatic height adjusters
Thorax bags
Introduced in the world market - by Autoliv - in 1994. Is as efficient in side impacts as a frontal airbag is in frontal crashes.

Side-impact satellite
Electronic sensing system which determines if and when the different side-impact protection systems should be triggered.


Its (inflatable tubular structure)
The world's first head airbag for side-impact protection. Introduced in 1997 together with BMW and the American company Simula.


(page 12)
AIRBAGS

The first airbag was patented in the early 1950's, but it was not until towards the end of the 1980's that sales began to gain momentum, and only then as a result of a law in the United States requiring passive restraint systems in the front seats, i.e. airbags or seat belts that are fastened automatically. The law was later expanded, requiring dual airbags in all new passenger cars sold after September 1, 1997, and from the following model year in all light vehicles.

Protective effect
According to the U.S. National Highway Traffic Safety Administration (NHTSA), airbags have saved more than 2,700 lives since 1987 (a third of which were saved during the last year) and prevented hundreds of thousands of personal injuries. NHTSA also forecasts that 3,000 lives will be saved annually, when all light vehicles on the U.S. roads are equipped with dual frontal airbags.

Frontal airbags are estimated to reduce the number of deaths in head-on collisions by about 25% among drivers using seat belts, and by more than 30% among unbelted drivers. The number of deaths for belted front seat passengers is reduced by about 15%, and by more than 20% among unbelted front seat occupants.

With a combination of seat belt and airbag, the number of serious chest injuries in frontal collisions can be reduced by 65% and serious head injuries by up to 75%, according to NHTSA.

Since almost 2 million airbags have been deployed in actual car crashes in the U.S. alone, these evaluations of the protective effect of airbags are now mostly based on actual crash data rather than on data from tests.

Products
Autoliv pioneered airbag technology as early as 1968, and has since grown into being the world-leading producer of airbags, with about 20 million airbags sold in 1997 (including 3 million side-impact airbags). For frontal protection, Autoliv has developed both full-size airbags (in accordance with the original federal law in the United States which required airbags to be optimized for unbelted occupants), and face bags or "Eurobags" for countries where wearing a seat belt is compulsory. In 1997, Autoliv introduced "De-powered" airbags, following a change in the U.S. regulations. In addition, Autoliv has developed a series of new airbag technologies which are in the process of being launched (see next page).

In 1994, Autoliv was the first company in the world to introduce a side-impact airbag system, mainly for protection of an occupant's torso. In 1997, Autoliv achieved yet another break-through in automotive safety when the world's first airbag for head protection in side collisions was introduced. This ITS (Inflatable Tubular Structure) has been developed in close cooperation with BMW and the American company Simula. Two alternative products are under development: The Inflatable Curtain (IC), which is being developed in cooperation with Mercedes and Volvo, and the Head & Thorax Bag, which is being developed in cooperation with other car manufacturers, including Ford and Renault.

Manufacturing resources
Autoliv currently develops and produces complete airbag systems in ten countries. In addition, Autoliv has specialized companies in four countries for developing and manufacturing of all key components of the systems. In 1997, these companies produced more than 50% of the Group's key components for the airbag systems.

Autoliv Inflators is the world-leading producer of airbag inflators, with the widest product offering in its industry. It also has extensive sales to airbag module assemblers other than the Autoliv companies. Autoliv's inflator group produces its own sodium azide propellant for the most frequently used inflators, and cooperates for other propellants with Thiokol, a leading aerospace and rocket fuel producer in the United States, and with SNPE, a leading pyrotechnic group in Europe.

Major production plants are located in the United States, France and Sweden. In France, Autoliv Inflators also has a rapidly expanding production of initiators (i.e. ignitors for airbag inflators).
Autoliv Textiles produces textile cushions, using both the traditional cut-and-sew method and Autoliv's patented one-piece woven technology, whereby the cushion can be ready-made on the loom. Production is located in England, Utah, Sweden and the Netherlands. Autoliv Electronics produces the electronic control unit which evaluates a crash and determines if and when the airbag shall be deployed. Autoliv Electronics has one joint venture with the leading French electronics company SAGEM and one joint venture in Sweden with the leading Finnish electronics group, Nokia.

Autoliv's 77% owned subsidiary Isodelta is a leading European steering wheel manufacturer, which produces both traditional steering wheels and steering wheels for integration with driver airbags. Isodelta (and other Autoliv companies) also produces airbag covers. Production is located in France. A new plant is under construction in Fort Wayne, Indiana, for the North American market, where Autoliv has managed to win substantial contracts for integrated steering wheels.

(page 13)
LATEST NEWS

PHOTOS

The Umbrella RDS Bag is a type of gentle airbag which deploys radially before it approaches the occupant. Although the Umbrella RDS Bag is as efficient as a traditional airbag, it is less aggressive than a traditional airbag. The first order was received within three months after the new product was launched.


The High-Efficiency Bag uses less gas and offers a better controlled ride down ("soft landing" of the occupant against the bag) than existing airbags, because the vent holes on the underside of the bag are kept closed (unlike traditional airbags) during inflation. When the bag then catches the occupant and the pressure in the cushion rises, one or more vent holes (depending on the crash severity, occupant's weight, etc.) is opened. Developed together with Renault, who will use the system (together with seat belt load limiters) in all cars.

Autoliv's Inflatable Curtain has been developed in cooperation with Mercedes and Volvo. Stored in the head-liner, its cells will be inflated in less than 25 thousands of a second. It protects in both side-impact collisions and roll-over accidents (not least by preventing ejection). Injuries to the head account for about half of the fatal injuries in side collisions, while roll-overs are common in sport utility and other higher vehicles.

Autoliv's Adaptive Inflators consist of two separate charges of solid or other pyrotechnic material. Only one charge will be ignited in, for instance, low speed crashes, while both charges will be needed in severe circumstances. By varying the delay of the second ignition, the gas flow can be controlled very efficiently. These inflators will therefore be used in Autoliv Adaptive Airbags. Commercial shipments will start in 1998.

PHOTO AND GRAPH


(page 14)
SEAT BELTS

Two-point static seat belts were introduced in the 1950's, while three-point seat belts came into use towards the end of the 1950's. In the beginning of the 1970's they were followed by three-point retractor belts.
During the 1970's and 1980's, laws were passed in most European countries, Australia, New Zealand and Japan making seat belt use mandatory in front seats. Many countries have expanded the requirement to include rear seats, too.

In the United States, the installation of seat belts is mandated, but wearing them is not required in all states.

Also in emerging markets, such as India, seat belt legislation has recently been passed.

Protective effect
According to National Highway Traffic Safety Administration, the number of deaths is reduced by 45% if conventional three-point seat belts are used. In the United States alone, seat belts currently save more than 10,000 lives per year and prevent over 200,000 serious personal injuries. In addition, another 4,000 lives and six billion dollars could be saved annually if the belt usage rate in the U.S. came up to the goals set by the authorities.

The modern belt systems manufactured by Autoliv have been developed to hold the occupant in the seat in case of a collision. The purpose of the seat belt is also to distribute the force of the collision to the strongest body parts, i.e. the rib cage and the hip bones.

In high-speed collisions, however, rib and abdominal injuries may be suffered as a result of the very strong forces involved, especially if the seat belt is not correctly positioned. These risks are minimized with the most recent innovations from Autoliv, e.g. belt pretensioners and load limiters, which also play an important role in Autoliv's airbag/seat belt optimized systems.

Seat belt products
During 1997, Autoliv's wholly owned companies delivered approximately 40 million belt systems, of which almost 18 million were equipped with belt pretensioners. Seat belts manufactured by Autoliv's joint venture companies and licensees are additional.

The seat belt systems and components are based on Autoliv's own research and development, and all components can be manufactured in-house.
In fact, however, Autoliv's key component companies account for approximately 25% of the deliveries to Autoliv's assembly companies. As part of Autoliv's vertical integration strategy, this share will be raised to approximately 30% in 1998.

Seat belt systems with retractors were introduced in 1967 by Autoliv and have subsequently been upgraded several times. Today all Autoliv retractors have two sensors which work independently of each other on the locking mechanism. The retractor springs are typically produced by Autoliv's company Tensator in the U.K.

Autoliv's buckle is a unique, patented lock which is completely "G-force insensitive", i.e. it will not open even if pulled in any direction by great acceleration forces. This has contributed to giving Autoliv an especially strong market position for buckle-mounted pretensioners. Autoliv's pretensioners prevent an occupant from being hurled forward in a crash before the seat belt starts to restrain him and prevents the seat belt from catching him with a sudden jerk that could break his ribs. This is an increasing problem since the driving population is getting older and a sixty year old person can only take half as much load on his rib cage as a twenty year old person.

Pretensioners can tighten the belt up to 15 cm (6 inches) either by a steel spring, activated by a mechanical sensor, or by a small pyrotechnic charge, activated by an electronic sensor, usually the same sensor as in the car's airbag system.

Autoliv's belt grabber is a web clamp, which prevents the so-called film-spool effect. This occurs when the belt is yanked out when the loops of rolled-up webbing are tensioned upon impact.

Autoliv's load limiter allows the belt to be pulled out slightly if the load on the rib cage becomes excessive. The airbag is used instead to absorb the excessive energy, and the concentrated loading from the shoulder belt is redistributed to a more uniform load, given by the airbag. This is important for the growing elderly part of the driving population (see pretensioners above).

Introduced by Autoliv in 1995, Autoliv sold 0.6 million load limiters in 1996, 3 million in 1997, and is expected to sell three times as many in 1998.
Autoliv's seat belt webbings are customized to make the "catch" of the belt soft and to minimize the rebound effect. A major portion of Autoliv's webbings is manufactured by Van Oerle Alberton BV, a world-leader in this field and a subsidary of Marling Industries which Autoliv acquired in 1997.
Autoliv's height adjusters assure correct belt geometry, which enhances both the effectiveness of the belt and the ease and comfort of use. Autoliv has developed both mechanical and automatic height adjusters.

(page 15)
LATEST NEWS

ILLUSTRATION

The Swinging Backrest Seat is an Anti-Whiplash Seat (AWS) which will be in commercial production in 1998. With this seat, the distance between an occupant's head and his head rest is reduced in a rear-end collision. The backrest will then yield i.e. be tilted to absorb energy and reduce the forward rebound of the occupant.

Rear-end collisions are rarely fatal, but they give rise to fully one quarter of all personal injuries - often with permanent impairment - and to sick-leave and inability to work. In addition to the human suffering, they account in many industrial countries for more than 50 percent of all insurance claims for personal injury sustained by car occupants. Interest from car manufacturers in various anti-whiplash systems is therefore significant.

Marling Industries, the world-leading manufacturer of seat belt webbing, was acquired by Autoliv in 1997. Marling has webbing factories in the Netherlands, Canada, Australia and joint ventures in China and Malaysia. The acquisition strengthens Autoliv's vertical integration.

R-27 is a new - and Autoliv's ninth - generation of seat belt retractors. Despite the fact that it is smaller and 20 percent lighter than the previous generation, it has a higher webbing capacity. It also has 30 percent fewer parts. R-27 is a modular system to which various features, e.g. load limiters and comfort enhancers, can be added.

PHOTO AND GRAPH

(page 16)
RESEARCH AND DEVELOPMENT

Each year approximately a quarter of a million car occupants perish in car collisions around the world. The number of severely injured persons is about ten times as large.

Accidents not only cause a great deal of human suffering, but also large expenses for care and rehabilitation, and lost income. Consequently, there are huge sums to be saved by introducing better car occupant restraint systems. Some calculations estimate these potential savings to exceed $150 billion annually. There is thus a compelling need for measures to improve safety - and hence for further research and development.

Almost two thousand employees
During 1997 Autoliv invested $148 million, corresponding to 4.5% of sales, in research and developments. Autoliv with joint ventures has close to 2,000 employees engaged in these areas.

Autoliv's research and development is based on the Company's own tests and trials, as well as on car occupant collision data. Reports from independent researchers at universities and technical institutes are another important source of information. The Group's research is also conducted in consultation with the Autoliv Technical Advisory Board, which consists of internationally recognized scientists in traffic safety and biomechanical research, as well as with the safety design engineers of major car manufacturers.

Many crash tracks
The Group's joint research is concentrated at Autoliv Research in Sweden, while the corporate development activities are divided among Autoliv's major technical centers in France, Germany, Great Britain, Sweden and the United States. In addition, Autoliv has technical centers in Australia, Japan and Spain, and in 1997 Autoliv's joint venture in India opened a sled test facility.

With 19 crash tracks, including eight tracks for full-scale tests, at nine locations globally, Autoliv has more crash test resources than any other auto safety company. Proximity for the most important customers to the test centers is an important means to ensure that Autoliv will be the customers' preferred development partner in auto safety. The test facilities and specialists are to a considerable extent utilized by the car manufacturers and other external customers.

Some of Autoliv's crash labs perform more than 100 full-scale tests with complete cars and over 1000 sled tests annually. Mathematical crash simulations in computers are performed in tandem with the crash tests.


Total safety system
Autoliv's research and development is based on the company's Total Safety System philosophy, i.e. the aim shall be to give the best possible protection to any automobile occupant in any type of collision without inducing any significant injury to an occupant in any position. This means that components and sub-systems have to be designed to interact with each other as one system.

Seat belt pretensioners and frontal airbags, for instance, are tuned to each other via the same electronic control system to give the best possible protective effect. This is also the way car safety products are being increasingly demanded by customers: as macro-components.
It is important to fine-tune the current systems so that they provide protection for all kinds of occupants; infants as well as the growing population of elderly people; short women as well as big, heavy males, - all of whom can be in many different positions in their seats, with or without a seat belt, etc.

In real life, crashes are almost never just head-on into a rock or a concrete wall at just one specific speed as in most tests required by the authorities. Consequently, future safety systems should be able to do more than just determine if an accident is a frontal crash, a side-impact or rear-end collision, or a roll-over. An ideal system should also be able to identify the object that a car hits in a crash; if it is a small passenger car or a big truck and the speed of those vehicles and the car itself.
The crash severity depends also on the type of crash. If it is an off-set, oblique or head-on crash.

Autoliv's research and development activities are therefore aimed at protecting real people in real crashes, and not just protecting test dummies in crash tests mandated by the authorities.

At the same time, Autoliv aims at making its safety systems light-er (both to save gasoline in the vehicle and raw material in the system), smaller and environmentally more friendly. Major efforts are also continuously expended on developing more cost-efficient technical solutions.

(page 17)
LATEST NEWS

ILLUSTRATION AND GRAPH

A Smart Airbag System was launched in September 1997. This intelligent system can prevent deployment of the airbag when an occupant is too close to the airbag, if there is a rear-facing child seat in the passenger front seat, or if the seat is unoccupied. Four ultra-sonic sensors allow a computer to create a three-dimensional picture of the front seat area. This picture is up-dated every 50 milli-seconds, half the time of a blink of the eye, to make it possible to detect dynamic out-of-position i.e. when a front seat passenger is hurled forward in a panic braking immediately before a crash.


Development has started together with the Swedish military high-tech company CelsiusTech on a Safety Radar System, which uses Celsius' target seeking radar for missiles and aircraft. The first application will be an Adaptive Cruise Control (ACC) which will be connected to the car's cruise control and brakes to assure that a pre-determined distance is kept to the vehicle ahead. In the next generation, the radar will also be able to warn the driver and alert the car's airbags and pretensioners before a crash.
Two new lines of airbag inflators have been developed which will be introduced in 1998. The first inflator type is based on a new, environmentally friendly, smokeless propellant, which produces gases with much lower temperature than traditional inflators, there-by eliminating the need for expensive coating of the nylon bag. The inflators are also small and light.

The other inflator line is a new type of hybrid inflator, where the bag is primarily inflated by compressed gas. This type is more cost-efficient, lighter and has better gas characteristics than its predecessors.

A crash lab was opened in India, and the new Automotive Safety Center in Sweden that was constructed during 1996, was brought into operation.

ILLUSTRATION AND PHOTO


(page 18)
AUTOLIV IN THE WORLD

PHOTO

World headquarters
Airbag & seat belt assembly
Seat belt assembly
Airbag assembly
Component manufacturing
Other
Licensee

(page 20)
AUTOLIV IN THE WORLD

Argentina
Autoliv Argentina in Buenos Aires manufactures seat belts for Argentina and Brazil.

Australia
Autoliv Australia in Melbourne manufactures seat belts and airbags. Has a technical center for full-scale tests.

VOA Webco, Webco Australia and Moxham Industrial in Melbourne belong to the Marling group which was acquired in 1997. Weaves seat belt webbing and manufactures height safety equipment.

Brazil
Autoliv do Brasil in Taubae outside Sao Paulo is currently building a seat belt and airbag plant.

Canada
VOA Colfab and Collingwood Fabrics in Collingwood, Ontario, belong to the Marling group which was acquired in 1997. Weavers and dyers of seat belt webbing and industrial webbing, respectivly.

China
Nanjing Hongguang Autoliv, a joint venture with Nanjing Hongguang
Airborne Equipment Factory (NHAEF). Manufactures seat belts in Nanjing.

Changchun Hongguang Autoliv, a joint venture with NHAEF and Changchun Automobile Gaskets Factory. Manufactures seat belts in Changchun in Manchuria.

Shanghai-VOA in Shanghai belongs to the Marling group which was acquired in 1997. Weaves and dyes seat belt webbing.

Colombia
Mecanismos Automotices is a licensee in Bogota which manufactures seat belts.

France
Autoliv France, headquartered in Paris, develops, manufactures seat belts and airbags, and is responsible for the Group's development of pyrotechnic seat belt pretensioners. The facilities, which include a crash laboratory for full-scale tests are located in Gournay, north-west of Paris.

Autoliv Automation in Gournay develops and manufactures production equipment for the Group's manufacturing entities.

Autoliv Composants in Caudebec manufactures metal components for seat belts and airbags.

EAK in Valentigney, a joint venture with ECIA. Manufactures seat belts and airbags.

Isodelta in Poitiers, a leading European manufacturer of steering wheels, also produces airbag covers.

Livbag, a company jointly owned with SNPE, a leading pyrotechnic manufacturer in Europe. Develops south of Paris and manufactures outside Brest, airbag inflators and micro gas generators for seat belt pretensioners.

NCS in Survilliers, north of Paris, develops and manufactures initiators for airbag inflators and micro gas generators.

Sagem-Autoliv in Rouen, a joint venture with SAGEM, the leading electronics company in France. Develops and manufactures airbag electronics.

Germany
Autoliv GmbH, headquartered in Elmshorn outside Hamburg, develops and manufactures seat belts, pretensioners and side-impact head protection systems. In Dachau outside Munich, Autoliv develops and manufactures front airbags, side-impact airbags and seat belts with pretensioners. Airbags are also assembled in Braunschweig. Crash laboratories are located in Elmshorn, Dachau and Markgroningen (with tracks for full-scale tests at the first two locations).

Autoliv Stakupress in Norderstedt, also outside Hamburg, manufactures metal and plastic components for seat belts.

Autoliv Sicherheitstechnik in Dobeln outside Dresden manufactures seat belts and height adjusters.

Great Britain
Autoliv Ltd in Havant manufactures seat belts and airbags and has its own technical center with a full-scale crash track.

Precision Components in Chichester, manufactures metal and plastic components for the Group's seat belt products.

Tensator in Milton Keynes develops and manufactures springs for belt retractors and height adjusters.

Airbags International in Congleton (near Manchester) develops, weaves and sews nylon airbags. During 1997, the company expanded into a new plant which will increase production capacity by 80%.

Marling Industries with headquarters in London was acquired in 1997.

Marling Leek in Leek weaves industrial webbing.

Rykneld Tean in Derby belongs to the Marling group which Autoliv acquired in 1997. Weaves industrial narrow fabrics.

Hungary
Autoliv Kft in Sopron manufactures seat belts for the auto industry in Hungary and is a contract manufacturer of seat belts for Autoliv in Germany.

India
Autoliv-IFB in Bangalore and with a distribution center outside New Delhi is a joint venture with IFB Industries Ltd. Manufactures seat belts. Completed a crash test laboratory in 1997.

Indonesia
Autoliv Indonesia in Jakarta is a joint venture with automotive component manufacturer Bimantara Cakra Nusa. Began to manufacture seat belts in 1996.

Italy
Autoliv Italia in Turin is a sales company which was established in 1997.

Cosma outside Torino, makes injection-molded components, primarily for the Group's seat belts.

Japan
Autoliv Japan Ltd. in Yokohama coordinates Autoliv's global contacts with the Japanese auto industry and is currently expanding its airbag production capacity by acquiring the facilities of a local airbag company in Tsukuba, north of Tokyo. Technical center is located in Hiroshima, and customer service offices in Nagoya and Hiroshima.

Korea
Autoliv Korea, a sales office in Seoul which coordinates Autoliv's global contacts with the Korean auto industry.

Mando, a licensee in Munmak. Manufactures airbags.

Samsong, a licensee in Ulsan. Manufactures seat belts.

Sungwoo, a licensee in Munmak. Will start manufacturing of seat belts in 1998 and later airbags.

Hyundai Electronics, a licensee in Kyungki-do. Will manufacture airbags.

Malaysia
Autoliv Asia Pacific, a regional office which supports and coordinates local companies in the Asia Pacific region.

Autobelt in Kuala Lumpur, a joint venture with Autoindustries.
Manufactures seat belts.

Airbag Systems (Malaysia) in Kuala Lumpur is a joint venture with Autoindustries. Manufactures airbags.

Furniweb-VOA in Kuala Lumpur belongs to the Marling group which Autoliv acquired in 1997. Weaves seat belt webbing.

Mexico
Autoliv de Mexico in Toluca outside Mexico City manufactures seat belts, also for the Mexican and the U.S. markets.

The Netherlands
Autoliv BV in Landgraaf manufactures seat belts and integrated child seats.

Autoliv ASP BV in Amsterdam manufactures airbags, airbag inflators and cushions.

Van Oerle Alberton BV is the world-leading manufacturer of seat belt webbing.

CSV in Scherpenzeel, belongs to the Marling group which was acquired in 1997. Weaves industrial webbing.

New Zealand
Autoliv N.Z. in Auckland manufactures seat belts.

Pakistan
Plastech Autosafe, a licensee in Karachi which manufactures seat belts.

The Philippines
Autoliv QB in Manila is a joint venture with the auto seat manufacturer Qualibrand and Autobelt in Malaysia. Began seat belt production in 1997.

Romania
Autoliv Romania, an 80% owned company with Metaloplast in Brasov.
Manufactures seat belts for Dacia and Daewoo in Romania and will work as a sub-contractor for Autoliv Germany.

Russia
Autoliv Russia in Dubna, North of Moscow, started to manufacture seat belts in 1997.

South Africa
Autoflug in Johannesburg, a joint venture with Automotive Manufacturing Investments Ltd. In 1997 Autoliv increased its holding from 26% to 49%. Manufactures seat belts.

Spain
Autoliv-KLE outside Barcelona and Autoliv-BKI outside Valencia manufacture seat belts and airbags, also for other markets. KLE has a crash lab for full-scale tests.

Sweden
Autoliv in Stockholm, the Group's headquarters.

Autoliv Research in Vargarda is responsible for the Group's research in, for instance, protection for side-impact collisions, rear-end collisions and roll-overs. An advanced Auto Safety Center was opened in 1997.

Autoliv Sverige, Vargarda, manufactures and develops airbags, seat belts and integrated child seats.

Autoflator in Vargarda develops and manufactures hybrid inflators for the Group's airbag systems.

Autoliv Hammarverken in Vaxjo and Autoliv Mekan in Hassleholm manufacture components for car seats.

Autoliv Nokia in Motala, a joint venture with Nokia Audio & Electronics. Develops and manufactures airbag electronics.

Svensk Airbag in Kungalv manufactures sewn nylon cushions for airbag systems.

Taiwan
Mei-An Autoliv in Taipei is a joint venture with Holmsgreen.
Manufactures seat belts.

Thailand
Autoliv Thailand in Bangkok is a joint venture with the automotive component manufacturer Thai Rung Union Car.

Turkey
Autoliv Cankor in Istanbul. A joint venture with the Alaca family. Manufactures seat belts.

USA
Autoliv North America, with headquarters in Ogden, Utah, and sales office and technical centers (with full-scale test track) in Detroit, Michigan. Manufactures airbags in Ogden and seat belts in Indianapolis, Indiana. A steering wheel plant is under construction in Fort Wayne, Indiana.

Autoliv Inflators in Ogden, Utah, develops and manufactures airbag inflators (including propellants) and coordinates the Group's global activities in this field.

Autoliv North American Components in Ogden, Utah, manufactures airbag cushions and other key components.


(page 22)
SHAREHOLDER INFORMATION

Autoliv, Inc. is incorporated in Delaware, USA. The company's common stock is listed on the New York Stock Exchange (NYSE symbol ALV) and its Swedish Depositary Receipts are listed on the Stockholm Stock Exchange (SSE symbol ALIV). Options in Autoliv's securities are also listed on the Chicago Board Options Exchange (CBOE symbol ALIV).

The closing price on the first trading day on the NYSE, May 1, 1997, was $35.50, and on the SSE (May 2) was SEK274. The last quotes during 1997 were $32.75 and SEK259, respectively.

A total of 48 million Autoliv shares were traded on the NYSE in 1997 and a total of 116 million on the SSE. The trading on the SSE represented a total value of SEK35 billion ($4.5 billion) which means that Autoliv's depositary receipts were the 6th most traded issue during 1997, accounting for 4% of the trading volume on the SSE.

Shares and number of shares
The number of shares outstanding on December 31, 1997, was 102.2 million and could increase to 102.6 million if all outstanding stock options (including those granted in 1998) are exercised. For details of options granted through 1997, see Note 13 on page 42. The options granted in February 1998 have an exercise price of $31.07 with similar terms and conditions as previously granted options.

Autoliv has adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring the company to negotiate with the Board to preserve the best interests of all Autoliv stockholders (see
Note 11 on page 42).

Dividend
Dividends are paid on the first Thursday in the last month of each quarter (March, June, September and December). Currently, the quarterly dividend amounts to 11 cents per share.

In lieu of receiving dividends by checks through the mail, holders of Autoliv shares or depositary receipts may have dividends deposited electronically into a checking or savings account on the payment dates. This service is offered at no cost. For more information, please call First Chicago Trust at +1(800)446-2617 for holders of common stock and VPC (Swedish Securities Register Center) at +46(8)402-9000 for holders of Swedish Depositary Receipts.

Shareholders
Autoliv estimates that approximately 40% of the shares in the company are held in the U.S. and 40% are held in Sweden, while most of the remaining 20% are held in the U.K. The number of shareholders is estimated to amount to approximately 60,000.

The largest shareholders, known to the Company, are shown on the next page.

General meeting of shareholders
Autoliv's next Annual Meeting of Shareholders will be held at 9.00 a.m. (local time) on Tuesday, April 21, 1998, at The Banquet Room, 57th floor, The First National Bank of Chicago, One First National Plaza, Chicago, Illinois.

Shareholders are urged to return their proxies whether or not they plan to attend the Meeting.

GRAPHS
(page 23)

The largest shareholders*		 Number		Percentage of
				Domicile of shares	share capital
Nordbanken Asset Management	Sweden	4,934,000	4.8
SPP Investment Management	Sweden 	3,224,850	3.2
Scudder Kemper Investments	USA 	2,351,685	2.3
Handelsbanken Funds 		Sweden	2,755,000	2.7
Fourth AP Pension Fund  	Sweden	1,867,050	1.8
TIAA-CREF Investment Management USA 	1,652,721	1.6
Skandia Insurances		Sweden 	1,599,076	1.6
S-E Banken Funds		Sweden	1,404,614	1.4
Barclay Global Investors	USA 	1,386,060	1.4
Wanger Assets Managment		USA 	1,208,000	1.2
60,000 other shareholders		79,807,968	78.1

Total December 31, 1997			102,191,024	100.0

*Known to the company

Analyses
The following banks and securities brokers have published reports on Autoliv Inc.

-	ABG
-	Aros
-	Alfred Berg
-	Bikuben
-	Carnegie
-	Cheuvreux de Virieu Nordic
-	Den Danske Bank
-	Den Norske Bank
-	Deutsche Morgan Grenfell
-	Enskilda Securities
-	Furman Selz
-	Goldman Sachs
-	H Lundens
-	Handelsbanken
-	J P Morgan
-	Kleinwort Benson
-	Myrberg & Wiklund
-	NatWest
-	Nordiska
-	Ohmans
-	Olde
-	Paribas
-	SwedBank
-	UBS Warburg
-	William Blair

Share Price and Dividends New York (US$)Stockholm (SEK) Declared Dividend
	 		  High	   Low	 High	Low	US$	SEK
May 1 - June 30, 1997	 $40	 $34 3/8  313.5	271	NA	NA
July 1 - Sept. 30, 1997	45 1/8	 34 13/16 346.5	277	$0.11	0.86
Oct. 1 - Dec. 31, 1997	43 3/16  30 5/8	  330	240	 0.11	0.85
Jan. 1 - Feb. 20, 1998$ 33 11/16 $28 1/8   282	224	$0.11	NA


Investor Requests:
Autoliv Inc.
Box 70381
SE-107 24, Stockholm, Sweden
Tel +46 (8) 587 20 623
Fax +46 (8) 24 44 79
E-mail: info@autoliv.se
Mats Odman

Autoliv North America
1320 Pacific Drive,
Auburn Hills, MI 48326-1569, USA;
Tel +1 (248) 475-0409
Fax +1 (248) 475-9831
Barry Murphy

Transfer Agent & Registrar
First Chicago Trust Company
P.O. Box 250
Jersey City, New Jersey 07303-2500
+1 (800) 446-2617 (U.S. only)
+1 (202) 324-0498
+1 (201)222-4955 (Hearing Impaired)
+1 (201)222-4877) Fax

The transfer agent, First Chicago Trust Company, performs the following functions over the telephone when a shareholder identifies his or her account by providing a taxpayer identification number, registration of the securities and the address of record: information regarding stock transfer requirements; address changes; replacement of dividend checks, duplicate 1099 forms and W-9 tax certification forms; transcripts of shareholder accounts ; and information regarding the Direct Deposit of Dividends.
Other requests for information should be mailed to the address above for the Stock Transfer Agent and Registrar.

Financial Information on Fiscal Year 1998

Quarterly Reports
January-March	April 22, 1998
April-June	July 23, 1998
July-September	October 22, 1998
October-DecemberJanuary 28, 1999

Annual Report	March 1999


These reports, news releases, proxy statements and other general information on Autoliv are published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given above. They are also available in English on the Internet at http://www.huginonline.com/sweden/aliv/.
The filings with the Securities & Exchange Commission (SEC) of Autoliv's annual 10-K report and quarterly 10-Q reports can also be obtained on the Internet at http://www.sec.gov.

(page 24)
BOARD OF DIRECTORS

Gunnar Bark 1
Chairman & Chief Executive Officer
Born 1939
Director since 1982
Elected until 2000
Chairman of Allgon AB and Spectra-Physics AB; Director of Esselte AB M.Sc., Ph.D. h.c.
Shares: 25,000

Per-Olof Aronson 1, 2, 3
Born 1930
Director since 1994
Elected until 1998
Former President and Chief Executive Officer of Granges AB,  Vice
Chairman of Granges AB.
Graduate Engineer,
Shares: 4,260

Wilhelm Kull 1
Vice President and Chief Financial Officer
Born 1936
Director since 1997
Elected until 1999
MBA
SAR's: 20,000

George A. Schaefer 1, 3
Born 1928
Director since 1990
Elected until 1998
Former Chairman and Chief Executive Officer of Caterpillar Inc.
Director of Aon Corporation; Caterpillar Inc.;
Helmerich & Payne, Inc. and Morton International, Inc.
B. Sc.
Shares: 2,817

S. Jay Stewart 1, 2, 3
Born 1938
Director since 1986
Elected until 1999
Chairman and Chief Executive Officer of Morton International, Inc. Director of Household International, Inc.
B.Sc. and MBA
Shares: 68,747

Roger W. Stone 1, 2
Born 1935
Director since 1989
Elected until 1999
Chairman, Chief Executive Officer and President of Stone Container
Corporation.
Director of McDonald's Corporation; Morton International, Inc; Option Care, Inc; Abitibi-Consolidated Inc and Venepal S.A.C.A
B.Sc
Shares:1,794

Per Welin 1, 2, 3
Born 1936
Director since 1995
Elected until 2000
Executive Vice President and Director of L-E Lundberg-foretagen AB.
Director of Allgon AB,
MoDo AB and NCC AB.
Techn. Lic.; MBA.
Shares: 260



1.	Nomination Committee
2.	Compensation
	Committee
3.	Audit Committee

Note:
"Director since" includes time as Director of Autoliv AB and Morton International, Inc.

Each Director is elected for a three-year term.


(page 25)
MANAGEMENT

Executive Committee

Gunnar Bark
Chairman and Chief Executive Officer
Born 1939. Employed 1982.
Shares: 25,000

Leif Berntsson
Vice President Purchasing
Born 1955. Employed 1988.
Shares: 200; SAR's: 12,870

Jacques Croisetiere
President North American Components,
Chief Financial Officer Autoliv ASP Inc.
Born 1954. Employed 1996.
Shares: 2,500; Options: 30,647

Thomas Hartman
President of Autoliv Inflators and Chief
Operating Officer of Autoliv ASP Inc.
Born 1953. Employed 1996.
Options: 13,981

Yngve Haland
Vice President Research
Born 1945. Employed 1984.
SAR's: 8,425

Claes Humbla
Vice President Human Resources
Born 1940. Employed 1989.
SAR's: 13,170

Wilhelm Kull
Vice President and Chief Financial Officer
Born 1936. Employed 1975.
SAR's: 20,000

Benoit Marsaud
Vice President Manufacturing
Born 1952. Employed: 1980.
Options: 4,000

Brad Murray
President Autoliv North America
Born 1959.  Employed 1987.
Shares: 275; Options: 6,500

Mats Odman
Director of Investor Relations
Born 1950. Employed 1994.
Shares: 400; SAR's: 8,425

Jan Olsson
Vice President Engineering
Born 1954. Employed 1987.
SAR's: 6,000

Jorgen I. Svensson
Vice President Legal Affairs, General Counsel and Secretary
Born 1962. Employed 1989.
SAR's: 12,870

Roger D. Tea
Vice President Human Resources Autoliv ASP Inc.
Born 1951. Employed 1987.
Shares: 405; Options: 5,925

"Employed" refers to the first year of employment with the Autoliv AB Group or with the Automotive Safety Products group of Morton
International, Inc.
For information on options and SAR's, refer to page 22 and 42.

(page 26)
Autoliv, Inc. started its operations on May 1, 1997, following the combination of Autoliv AB and Automotive Safety Products ("ASP") of Morton International, Inc. Since the Company, therefore, has not had operations during a full twelve-month period, this annual report contains a pro forma section on pages 26 through 30. Financial data are presented to facilitate comparisons as if the new company had been active during the full years 1997 and 1996, i.e. as if the combination had been in effect on December 31, 1995. For accounting purposes, the combination was treated as the acquisition of ASP by Autoliv AB. This pro forma presentation, which is unaudited, is based on accounting principles and assumptions described on page 29.

In accordance with US GAAP, a one-time write off of acquired R&D is reported as operating expense in the audited financial statements. This write off is not included in the pro forma statement of income as it is not part of the ongoing operations in 1997.

The audited financial statements are presented on pages 31 through 46. In this section, the fiscal year 1997 consists of a four-month period before Autoliv, Inc. commenced operations with only data related to Autoliv AB and subsidiaries, and an eight-month period with the new Autoliv Group, i.e. including ASP.


(page 26)
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF PRO FORMA FINANCIAL STATEMENTS
General
Net sales by product group

                        Years ended December 31,
(Dollars in millions)	1997		1996

Airbag products		$2,317	 	$2,287
Seat belt products	   940	    	   917
Total			$3,257	   	$3,204


Year ended December 31, 1997
versus year ended December 31, 1996

Net sales and Gross profit
Net sales for the full year 1997 increased by 2% to $3,257 million. The stronger U.S. dollar is estimated to have reduced reported sales by 6%. Acquisitions increased sales by about 2%. The production of light vehicles in Europe and the U.S. is estimated to have grown by 4% during the year.

Posted sales of airbag products, including steering wheels, increased by 1% to $2,317 million, while sales adjusted for currency effects and acquisitions grew by 4%. Acquisitions accounted for $26 million of sales. Prices in the U.S. have continued to decline from a higher level, while the price declines in Europe have started to moderate. Side-impact airbag sales grew particularly fast.

Posted sales of seat belt products, including seat sub-systems, grew by 3% to $940 million, while sales excluding currency effects and acquisitions grew by 11%. Acquisitions increased sales by about 2%. The underlying growth is mainly due to higher vehicle production and continued strong demand for new products, such as pretensioners and load limiters.

In line with the long-term trend in the increasingly global automotive components industry, unit sales prices are continually under pressure. In response to this constant price pressure, reduction of costs remains a major strategic objective of the Company. At the gross profit level, cost control has been achieved by efficiencies from global purchasing contracts, vertical integration through acquisition of suppliers and continual improvements in manufacturing productivity, to a large extent due to the introduction of more cost-efficient components and designs. Thus, despite pricing pressures, the Company has maintained, and even slightly increased its gross margin percentage. The gross margin increased to 22.1% in 1997 compared to 21.2 % in 1996.

Operating income
Operating income in 1997 was $356 million or 10.9% of sales. This compares with Operating income of $346 million in 1996, which was 10.8% of sales. The improved gross margin in 1997 more than offset an increase in the level of operating expenses of 0.7% of sales. The operating expense increase is a result of higher spending in both selling, general, and administrative expenses and research and development spending. Research and development spending amounted to 4.5% of sales in 1997 compared to 4.2% of sales in 1996. The Company remains committed to maintaining a high level of such spending. The Company considers the development of new technologies and new products an essential element in achieving a high level of future profitability in the Company.

Interest expense, net
Interest expense, net was $48.8 million in 1997 compared to $48.1 million in 1996. Net debt (short and long-term debt, less cash) at December 31, 1997 was $646 million against net debt of $704 million at December 31, 1996. Despite the lower debt level at year-end 1997, interest expense was essentially unchanged from the prior year. The level of debt fluctuates significantly throughout the year and during each month.

Income taxes
The effective tax rate in 1997 was 40.8% versus 41.9% in 1996. Excluding non-deductible goodwill amortization, the Company's effective tax rate would have been about 37%.

Net income and Earnings per share
Net income increased by 6% to $184.9 million in 1997 compared to $173.8 million in 1996. Return on sales improved to 5.7% in 1997 from 5.4% in 1996. This improvement was due to the higher operating margin and the lower effective tax rate in 1997 compared to 1996. Earnings per share were $1.81 in 1997 compared to $1.69 in 1996.

Liquidity, Capital Resources and Financial Position

Operating and Investing activities
Net cash provided by operating activities was $441 million during 1997 and $352 million in 1996. A reduction in working capital (excluding cash and short-term debt) generated cash of $56 million in 1997. It is not realistic to assume that working capital can be further reduced from the current level. Working capital at December 31, 1997 was $9 million.

Cash generation was more than adequate to cover capital expenditures. Capital expenditures for property, plant and equipment were $216 million in 1997 versus $270 million in 1996. Capital expenditures as a percentage of sales were 6.6% in 1997 compared to 8.4% in 1996. Most capital expenditure is allocated to additional manufacturing capacity, which supports both volume increases and the production of new products. In recent years, however, development resources have also been allocated for new facilities in the U.S., Sweden and Germany. This spending accounts for much of the higher level of capital expenditure in 1996. Budgeted capital expenditure for 1998 is $230 million.

The Company has continued its program of geographic expansion and of vertical integration through the acquisition of supply companies. Cash (net of cash acquired) paid for acquisition was $45 million in 1997 and $69 million in 1996. During 1997, the Company acquired Marling Industries plc, a U.K. based supplier of seat belt webbing. The Company also increased its 50% shareholding in Autoliv Slowik Argentina to 100%. During 1996, the Company purchased an additional 27% interest in Isodelta S.A., a steering wheel manufacturer. During 1995, the Company had purchased a 49% interest in Isodelta S.A. Also in 1996, the Company purchased Autoliv Hammarverken AB and Autoliv Mekan AB. Both companies are manufacturers of seat components.

The Company's acquisition of ASP was for shares of Autoliv, Inc. and thus did not use cash. The transaction, however, generated goodwill of $1,361 million, which is being amortized over a period of 40 years, and additionally, other intangible assets of $270 million, which are being amortized over 7 to 25 years.

Financing activities
Cash generated after operating and investing activities was $180 million in 1997. Net cash generated was $31 million. Cash used for financing activities included a "dividend" of $24 million to Old Morton (see Prospectus). Other financing activities, consisting mainly of debt repayment and dividends paid, totaled $108 million. The effect of exchange rates reduced cash by about $17 million.

During 1997, net debt was reduced by $58 million to $646 million at the end of the year. Net debt to equity stood at 38% at year-end, compared to 43% at the beginning of the year.

The Company pays regular quarterly dividends. The current dividend is $0.11 per share each quarter. Total cash dividends of $42.9 million were paid to Autoliv shareholders in 1997. At December 31, 1997 there were
102.2 million shares outstanding.

For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund the Company's anticipated working capital requirements, capital expenditures, acquisition program and dividend payments.

Personnel
The number of employees increased by 2,500 during 1997 to 17,800 at year-end. Of the increase, approximately 70% is due to acquisitions and increased in-house production of components.

Compensation paid to Directors and Senior Management is reported, as for all public U.S. companies, in the Company's proxy statement which is distributed to Autoliv's shareholders.

Restructuring Costs and Savings Potential
Goodwill related to the ASP and Autoliv AB combination was increased during the fourth quarter of 1997 by $99 million, net of income tax. The adjustment reflects revised estimates of restructuring costs, pre-acquisition contingencies and liabilities, as well as accruals for contract losses.

The corresponding cost savings from the combination are expected to reach approximately $100 million annually, when fully realized in 1999. In addition the combination is expected to generate top-line synergies by higher sales by improved market penetration, particularly for seat belts and steering wheels.

(page 28)
PRO FORMA condensed CONSOLIDATED
STATEMENT OF INCOME (UNAUDITED)


Years ended December 31,
(Dollars in millions, except per share data)1997(1)	1996(2)
Net sales
- Airbag products			$2,316.4	$2,287.3
- Seat belt products			940.4		917.1
Total net sales				3,256.8		3,204.4

Cost of sales				(2,537.0)	(2,523.9)
Gross profit				719.8		680.5

Selling, general and administrative
expenses				(159.7)		(145.4)
Research and development		(147.7)		(133.5)
Amortization of intangibles, primarily
goodwill				(59.6)		(60.7)
Other income, net			3.2		4.7
Operating income			356.0		345.6

Equity in earnings of affiliates	10.3		3.0
Interest income				7.1		6.4
Interest expense			(55.9)		(54.5)
Income before taxes			317.5		300.5

Income taxes				(129.4)		(126.0)
Minority interests in subsidiaries	(3.2)		(0.7)
Net Income				$184.9		$173.8

Earnings per share			$1.81		$1.69

SELECTED CASH FLOW ITEMS (UNAUDITED)

Years ended December 31,
(Dollars in millions)			1997(1)		1996(2)
Net income				$184.9		$173.8
Depreciation and amortization		207.7		207.0
Deferred taxes and other		(7.7)		1.2
Change in working capital		55.6		(30.0)
Net cash provided by operating
activities				440.5		352.0

Capital expenditures			(215.8)		(269.6)
Acquisitions of businesses		(44.7)		(68.6)
Net cash after operating and investing
activities				$180.0		$13.8

Cash flow per share			$1.76		$0.13

1) Pro forma Jan-April, 1997
2) Pro forma 1996

Pro forma condensed
CONSOLIDATED BALANCE SHEET (UNAUDITED)

December 31,
(Dollars in millions)			1997		1996(1)
Assets
Cash and cash equivalents		$152.0		$121.0
Accounts receivable			569.2		598.2
Inventories				197.8		172.2
Other current assets			55.2		48.2
Total current assets			974.2		939.6

Property, plant & equipment, net	727.2		692.7
Investments and other receivables	34.6		28.6
Intangible assets, net (mainly goodwill)1,694.5		1,593.0
Total assets				$3,430.5	$3,253.9

Liabilities and shareholders' equity
Short-term debt				$186.2		$62.1
Accounts payable			385.3		360.7
Accrued expenses			326.1		258.1
Other current liabilities		69.6		54.3
Income taxes				32.3		32.1
Total current liabilities		999.5		767.3

Long-term debt				611.8		762.8
Other non-current liabilities		100.8		80.8
Minority interest in subsidiaries	14.4		22.0
Shareholders' equity			1,704.0		1,621.0
Total liabilities and shareholders'
equity					$3,430.5	$3,253.9

1) Pro forma 1996

UNAUDITED PRO FORMA CONDENSED Consolidated
FINANCIAL INFORMATION
The unaudited pro forma information set forth above gives effect to the acquisition (as described in Notes to Consolidated Financial Statements) as if it had been consummated on December 31, 1995, for balance sheet presentation purposes, and January 1, 1996, for income statement purposes.

The unaudited pro forma condensed consolidated balance sheet and statement of income of Autoliv, Inc. have been derived from historical consolidated balance sheets and statements of income of Autoliv AB, and the combined balance sheets and statements of income of Morton ASP, using the purchase method of accounting and prepared in accordance with U.S. GAAP, after giving effect to certain costs and expenses as described in the Prospectus dated March 24, 1997. Adjustments for subsequent changes to the initial purchase price allocation are also reflected.

For purposes of preparing the unaudited pro forma information for Autoliv 1996, exchange rates of US$1= SEK6.87 and US$1 = SEK 6.7046 were used to convert SEK amounts as of and for the year ended December 31, 1996, respectively.

(page 30)
QUARTERLY PRO FORMA
FINANCIAL INFORMATION (UNAUDITED)

(Dollars in millions, except per share data)
			Q1	Q2	Q3	Q4	Year
1997
Net sales		$834.3	$849.4	$716.8	$856.3  $3,256.8
Gross profit		195.6	184.2	155.4	184.6	719.8
margin %		23.4%	21.7%	21.7%	21.6%	22.1%
Operating income	103.7	91.0	70.5	90.8	356.0
margin %		12.4%	10.7%	9.8%	10.6%	10.9%

Income before tax	93.9	83.0	61.6	79.0	317.5
Net income		55.0	48.5	34.9	46.5	184.9
Per share		0.54	0.47	0.34	0.45	1.81

1996
Net sales		813.6	823.3	729.5	838.0	3,204.4
Gross profit		175.0	170.4	154.1	181.0	680.5
margin %		21.5%	20.7%	21.1%	21.6%	21.2%
Operating income	95.9	86.1	72.8	90.8	345.6
margin %		11.8%	10.5%	10.0%	10.8%	10.8%

Income before tax	85.8	74.9	62.5	77.3	300.5
Net income		48.9	43.5	35.0	46.4	173.8
Per share		0.48	0.42	0.34	0.45	1.69

Foreign exchange rates
The balance sheets of non-U.S. subsidiaries have been converted into dollars using the year-end rate of exchange. Income statements have been converted using the average rate of exchange for the year. The rates for the most important currencies are:


	1997	1997	1996	1996	1995    1995
	Average	Year- 	Average Year- 	Average Year-
		end		end		end
AUD	 0.727	0.655	0.782	0.798	0.742	0.745
DEM	 0.567	0.559	0.666	0.643	0.699	0.696
ESP/1000 6.715	6.601	7.902	7.627	8.039	8.220
FRF	 0.169	0.167	0.196	0.191	0.201	0.204
GBP	 1.641	1.667	1.568	1.689	1.582	1.548
NLG	 0.503	0.496	0.594	0.573	0.624	0.622
SEK	 0.129	0.127	0.149	0.146	0.140	0.150
JPY/1000 8.327	7.700	9.218	8.624	10.742	9.682


The DEM is the most representative currency for Autoliv in Europe. The DEM, at average rates, translated into 14.9% fewer dollars in 1997 compared to 1996. During 1996 the DEM decreased by 4.7% but in 1995 increased by 13.3% compared to the dollar.

(page 31)
MANAGEMENT'S DISCUSSION AND ANALYSIS

On May 1, 1997, the Auto Safety Products Business of Morton International, Inc. ("ASP") was combined with Autoliv AB to form Autoliv, Inc. For accounting purposes the combination was treated as the acquisition of ASP by Autoliv AB. Financial position and results of operations prior to May 1, 1997 are for Autoliv AB and its consolidated subsidiaries only and exclude ASP. References to the Company refer to Autoliv, Inc. and its consolidated subsidiaries commencing May 1, 1997 and to Autoliv AB and its consolidated subsidiaries prior to May 1, 1997.

General
Net sales by product group
	                     Years ended December 31,
(Dollars in millions)	1997		1996		1995

Airbag products		$1,800		$ 818		$ 682
Seat belt products	   940	   	  917	   	  750

Total			$2,740		$1,735		$1,432

Year ended December 31, 1997
versus year ended December 31, 1996

Net sales and Gross profit
Net sales for 1997 increased by $1,005 million to $2,740 million, a 58% increase. In addition to ASP, the company acquired Marling Industries plc, a publicly traded U.K. company. Also, Autoliv Argentina, previously 50% owned, became a wholly owned subsidiary. Other than ASP, acquisitions did not have a material effect on financial position or results of operations. Excluding acquisitions, U.S. dollar sales were essentially unchanged from year to year, reflecting the increased value of the U.S. dollar. Substantially all of the 1996 sales were outside of the U.S. Sales in local currencies, exclusive of acquisitions, increased by approximately 11%. The local currency increase does not fully reflect the increase in unit sales volumes, which was in excess of 15% on average. In line with the long-term trend in the increasingly global automotive components industry, unit sales prices are continually under pressure.

In response to this constant price pressure, reduction of costs remains a major strategic objective of the Company. At the gross profit level, cost control has been achieved by efficiencies from global purchasing contracts, vertical integration through acquisition of suppliers and continual improvements in manufacturing productivity. Despite pricing pressures, the Company has maintained, and even slightly increased its gross margin percentage over the past several years. The gross margin was 21.4% in 1997 compared to 20.0 % in 1996. The significant gross margin increase in 1997 was largely due to the effect of the acquisition of ASP which has historically had higher margins than Autoliv AB.


Operating income (loss)
Operating loss was $453.0 million in 1997. As a result of independent appraisals of the assets and liabilities of ASP, $732.3 million was allocated to In-process research & development as part of the purchase price allocation process. As the Company's policy is to immediately expense research & development costs, this asset was written off following completion of the acquisition of ASP. Excluding this one-time write-off, operating income in 1997 was $279.3 million or 10.2% of sales. This compares with Operating income of $163.0 million in 1996, which was 9.4% of sales. The improved gross margin in 1997 more than offset an increase in operating expenses of 0.6% of sales. The operating expense increase is a result of the amortization of the goodwill and intangibles arising in connection with the acquisition of ASP. Excluding this amortization, operating expenses showed a slight decrease as a percentage of sales.


Interest expense, net
Interest expense, net was $33.8 million in 1997 compared to interest income, net of $0.3 million in 1996. Net debt (short-term and long-term debt, less cash) at December 31, 1997 was $646 million. At December 31, 1996, the Company was in a net cash position, with net cash of $56 million. The net interest cost in 1997 was a result of the debt assumed in the acquisition of ASP. This interest cost more than offset the benefit of the higher operating margin.


Income taxes
Excluding the effect of the write-off of acquired R&D, the effective tax rate in 1997 was 38.9% versus 33.3% in 1996. The goodwill amortization arising in connection with the acquisition of ASP was the principal reason for the increase. In addition, an unfavorable country mix increased the effective rate. In particular, the rate on ASP's income, which is primarily U.S., is higher than the effective rate on the income of Autoliv AB, which is virtually all non-U.S. The non-U.S. effective rate benefitted from a favorable country mix in 1996 compared to 1997.


Net income (loss) and Earnings (loss) per share
The R&D write-off in 1997 caused a net loss for the year of $579.6 million. Excluding the effect of the write-off of acquired R&D, net income was $152.7 million in 1997 compared to $113.3 million in 1996. Return on sales decreased to 5.6% in 1997 from 6.5% in 1996. This decrease was due to the effect of net interest expense on the pre-tax margin and the higher effective tax rate in 1997 compared to 1996. The loss per share in 1997 was $6.70 compared to income per share of $2.06 in 1996.


Year ended December 31, 1996
versus year ended December 31, 1995

Net sales and Gross profit
The company reported net sales of $1,735 million in 1996, an increase of 21% over 1995. Virtually all of these sales were outside the U.S. Acquisitions contributed sales of $148 million. In 1996, the Company increased its ownership in the steering wheel manufacturer Isodelta S.A. from 49% to 77% and acquired Autoliv Hammarverken and Autoliv Mekan AB, both manufacturers of seat components. These three companies were consolidated into the Company's financial statements as of January 1, 1996.
For comparable units, excluding the effect of changes in exchange rates, the increase in consolidated sales was $177 million in 1996, an increase of 12% compared to 1995 sales.

Sales of seat belts and associated products were $917 million in 1996, compared to $750 million in 1995, an increase of 22%. Adjusted for acquisitions and currency effects, the increase was 14%. As Europe accounts for approximately 90% of the Company's consolidated sales, the growth in the Company's sales of seat belts and associated products is comparable to the 3% growth in production of light vehicles in Europe in 1996. The increase in sales of seat belts and associated products was mainly due to the increase in deliveries of belt pretensioners, which increased by approximately 50% to nearly 15 million units.

Sales of airbags and associated products were $818 million in 1996, compared to $682 million in 1995, an increase of 20%. Adjusted for acquisitions and currency effects, the increase was 12%. The increase in sales of airbags and associated products was mainly attributable to increased market penetration (i.e. an increase in the number of light vehicles with airbags) with respect to existing customers but also new customers for side-impact airbags (e.g. Audi and Volkswagen) contributed to sales growth.

The gross margin was 20.0% in 1996 compared to 19.7 % in 1995. Cost of goods sold is dependent upon a number of factors. These include changes in costs of raw material, improvements in manufacturing technologies, a higher degree of integration in manufacturing, efficient cost controls and productivity gains, and, as for all costs, fluctuations in the exchange rates of currencies in countries in which the Company's production facilities are located.


Operating income
Total operating expenses to sales remained constant at approximately 10.6%. As a percentage of sales, selling, general and administrative expenses decreased from 4.6% in 1995 to 4.4% in 1996, while research and development amounted to 5.8% of sales, compared to 6.1% of sales in 1995. Despite the slight decrease in the level of research and development costs, the Company remains committed to maintaining a high level of such spending. The Company considers the development of new technologies and new products an essential element in achieving a high level of future profitability in the Company.

Operating income in 1996 was $163.0 million or 9.4% of sales. This compares with Operating income of $128.6 million in 1995, which was 9.0% of sales. The increase in operating income was mainly due to the growth in sales, with a higher degree of integration and other productivity enhancing measures offsetting ongoing price pressures from customers.


Interest income, net
Interest income, net was $0.3 million in 1996 versus $8.2 million in 1995. This decrease in income was principally due to the reduction of net cash to $56 million at December 31, 1996 from $113 million at December 31, 1995.

Income taxes
The effective tax rate in 1996 was 33.3% versus 35.7% in 1995. The decrease in the effective rate was primarily due to a favorable country mix.

Net income and Earnings per share
Net income was $113.3 million in 1996 compared to $91.1 million in 1995. Net income as a percentage of sales was essentially unchanged from year to year at 6.5%. Net income per share increased from $1.66 in 1995, to $2.06 in 1996. The earnings per share for 1995 have been recalculated to reflect the 2:1 share split, effected during 1996.


Liquidity, Capital Resources and Financial Position

Operating and Investing activities
Net cash provided by operating activities was $343 million during 1997 and about $159 million in both 1996 and 1995. This cash generation was more than adequate to cover capital expenditures. These expenditures for property, plant and equipment were $183 million in 1997, $148 million in 1996, and $99 million in 1995. Budgeted capital expenditure for 1998 is $230 million. Capital expenditures as a percentage of sales were 6.7% in 1997, 8.5% in 1996, and 6.9% in 1995. Most capital expenditure is allocated to additional manufacturing capacity. This expenditure supports both volume increases and the production of new products. In recent years, resources have also been allocated for new test facilities in the U.S., Sweden and Germany.

Recent capital expenditures for increased manufacturing capacity included a new plant in the United Kingdom for production of textile airbags, a new seat belt plant in Mexico and an extension of the plant in Barcelona, Spain.

In Sweden, the construction of the Autoliv Safety Center was completed in 1997. The total cost for the Safety Center, one of the most advanced of its kind in the world, was $11 million, most of which was spent in 1996.

At Elmshorn in northern Germany, another crash test facility was completed in 1997 as a complement to the Tech Center Autoliv already has in the south of Germany. The production of seat belts at Rellingen in northern Germany, which emanates from the acquisition of Autoflug in 1992, has been concentrated in the Elmshorn site to streamline operations.

In the U.S., the construction of Autoliv's North American Tech Center was completed in 1996. The total cost of this complex amounted to $13 million, most of which was spent in 1996.

The Company has continued its program of geographic expansion and of vertical integration through the acquisition of supply companies. Cash (net of cash acquired) paid for acquitions was $45 million in 1997, $69 million in 1996, and $52 million in 1995. During 1997, the Company acquired Marling Industries plc, a U.K. based supplier of seat belt webbing. The Company also increased its 50% shareholding in Autoliv Slowik Argentina to 100%. During 1996, the Company purchased an additional 27% interest in Isodelta S.A., a steering wheel manufacturer. During 1995, the Company had purchased a 49% interest in Isodelta S.A. Also in 1996, the Company purchased Autoliv Hammarverken AB and Autoliv Mekan AB. Both companies are manufacturers of seat components. Goodwill of $38 million in 1997 and $33 million in 1996 associated with these acquisitions is being amortized over 10 to 20 years.

The Company's acquisition of ASP in 1997 was for shares of Autoliv Inc. and thus did not use cash. The transaction, however, generated goodwill of $1,361 million, which is being amortized over a period of 40 years, and additionally, other intangible assets of $270 million, which are being amortized over 7 to 25 years.


Financing activities
The Company has historically been self-financing and has generally operated in a net cash position. However, a substantial amount of debt was assumed with the purchase of ASP. At acquisition on May 1,1997, ASP had net debt of $705 million. This was reduced somewhat by ASP's cash flow from operations subsequent to the acquisition.

At December 31, 1997, virtually all of the Company's long-term debt consisted of U.S. commercial paper borrowings. Commercial paper borrowings of $598.0 million were outstanding at a weighted average rate of 6.45%. Commercial paper outstanding at December 31, 1997, was classified as long-term since the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities. At December 31, 1997, the Company's net debt to equity ratio was 37.9%. The Company has entered into interest rate swap, collar and treasury lock agreements to reduce the impact of changes in interest rates on its floating rate debt. These programs and agreements are described in the Notes to Consolidated Financial Statements.

The Company pays regular quarterly dividends. The current dividend is $0.11 per share each quarter. At December 31, 1997 there were 102.2 million shares outstanding versus 55.0 million at December 31, 1996. The increase in shares outstanding is principally due to the issuance of shares to acquire ASP. Total cash dividends of $42.9 million were paid in 1997, compared to $18.5 million in 1996 and $11.5 million in 1995.

For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund the Company's anticipated working capital requirements, capital expenditures, acquisition program and dividend payments.


Year 2000 Issue
As the 21st century approaches, there is an increasing level of public concern about the potential for disruption as a result of the inability of certain computer systems to operate properly vis a vis the processing of data sensitive to dates. This concern is frequently referred to as the "Year 2000 Issue". In conjunction with its customers and suppliers, the Company has performed a comprehensive analysis of potential year 2000 problems in its computer hardware, operating systems and software programs. The Company has also analyzed computerized equipment in critical operational areas such as manufacturing and R&D. Such computerized equipment could be subject to malfunction or failure as a result of the microchips, which are an integral part of the equipment. Remedial action is either under way or is planned in order to ensure that no major disruptions occur as a result of the Year 2000 Issue. The Company mainly using internal resources to address this issue, and believes that these resources will be sufficient to mitigate any potentially significant problems. Related expenses are charged to income as incurred.


New Accounting Pronouncement
In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. The Company has not completed its review of Statement 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.


Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

(page 34)
CONSOLIDATED STATEMENT OF INCOME


Years ended December 31,
(Dollars in millions,
except per share data)		1997 (1)	1996 (2)	1995 (2)
Net sales			  $2,739.6	$1,734.5	$1,432.4
Cost of sales			  (2,152.6)	(1,387.3)	(1,150.5)
Gross profit			  587.0		347.2		281.9

Selling, general and
administrative expenses		  (131.9)	(76.3)		(65.6)
Research and development
expense				  (136.6)	(100.0)		(87.5)
Write-off of acquired R&D	  (732.3)	-	        -
Amortization of intangibles,
primarily goodwill		  (43.1)	(11.2)		(3.9)
Other income, net		  3.9		3.3		3.7
Operating income (loss)		  (453.0)	163.0		128.6

Equity in earnings of affiliates  9.5		7.5		4.9
Interest income			  5.6		5.7		10.8
Interest expense		  (39.4)	(5.4)		(2.6)
Income (loss) before income taxes (477.3)	170.8		141.7

Income taxes			  (99.1)	(56.8)		(50.6)
Minority interests in subsidiaries(3.2)		(0.7)	        -
Net income (loss)		$(579.6)	$113.3		$91.1

Earnings (loss) per common share
- and earnings (loss) per common
share assuming dilution		$(6.70)		$2.06		$1.66
Number of shares used in
computing per share amount	86.5		55.0		55.0
Number of shares outstanding	102.2		55.0		55.0

See Notes to Consolidated Financial Statements
1) Autoliv AB and subsidiaries for period on and prior to April 30, 1997;
    Autoliv, Inc., for May 1 to December 31, 1997
2)  Autoliv AB and subsidiaries


Consolidated Balance Sheet


	December 31,
(Dollars in millions)			1997 		1996(1)
Assets

Cash and cash equivalents		 $152.0		$131.7
Receivables, net of allowances
of $8.2 and $4.7 million, respectively	 569.2		383.4
Inventories				 197.8		100.8
Refundable and deferred income tax
benefit 				 20.5 	 	15.9
Prepaid expenses			 34.7	 	9.4
Total current assets			 974.2		641.2

Property, plant and equipment, net	 727.2		322.4
Investments and other receivables	 34.6		26.0
Intangible assets, net (mainly goodwill) 1,694.5	64.0
Total assets				$3,430.5	$1,053.6

Liabilities

Short-term debt				$186.2		$62.1
Accounts payable			385.3		230.6
Accrued expenses			326.1		182.1
Other current liabilities		69.6		50.6
Income taxes				32.3 		21.1
Total current liabilities		999.5		546.5

Long-term debt				611.8		12.8
Other non-current liabilities		100.8		13.8
Minority interests in subsidiaries	14.4	 	22.0
Total non-current liabilities and
minority interests			727.0		48.6



Shareholders' equity

Common stock (shares outstanding 102.2
million and 55.0 million)		102.2		70.8
Additional paid-in capital		1,938.5		60.0
Retained earnings (accumulated deficit)
and foreign currency translation
adjustments				(336.7)		327.7
Total shareholders' equity		1,704.0		458.5

Total liabilities and shareholders'
equity					$3,430.5	$1,053.6

See Notes to Consolidated Financial Statements
1) Autoliv AB and subsidiaries

(page 36)


CONSOLIDATED STATEMENT OF CASH FLOWS



Years ended December 31,
(Dollars in millions)		1997 (1)	1996 (2)	 1995 (2)
Operating activities
Net income (loss)		$(579.6)	$113.3		$91.1
Adjustments to reconcile net
income (loss)to net cash
provided by operating activities:
Write-off of acquired R&D	732.3		-		-
Depreciation and amortization	162.6		82.0		58.0
Deferred income taxes		1.4		-		(0.7)
Undistributed earnings from
affiliated companies		(7.8)		(7.5)		(4.9)
Changes in operating assets and
liabilities
Receivables and other assets	47.0		(4.2)		(23.7)
Inventories			(16.1)		(2.4)		(12.3)
Accounts payable and accrued
expenses			22.2		(20.0)		67.0
Income taxes			(18.6)		(2.2)		(14.9)
Net cash provided by operating
activities			343.4		159.0		159.6

Investing activities
Expenditures for property,
plant and equipment		(182.8)		(147.8)		(99.1)
Acquisition of businesses and
investments in affiliated
companies, net of cash acquired (44.8)		(68.9)		(51.8)
Other				4.2		5.7	  	3.4
Net cash used for investing
activities			(223.4)		(211.0)		(147.5)

Net cash before financing	120.0		(52.0)		12.1

Financing activities
Increase/(decrease)
in short-term debt		108.6		18.4		10.9
Increase/(decrease)
in long-term debt		(163.0)		(0.4)		(0.8)
Increase/(decrease) in
minority interest		(10.9)		22.0		-
Dividends paid			(42.9)		(18.5)		(11.5)
Compulsory acquisition of
Autoliv AB shares and
options exercised		(20.8)		-		-
Other, net			1.5		4.5		5.3
Net cash (used for) provided by
financing activities 		(127.5)		26.0		3.9

Effect of exchange rate
changes on cash			(17.4)		(3.3)		5.0
Increase /(decrease) in cash
and cash equivalents		(24.9)		(29.3)		21.0

Cash in Morton ASP May 1, 1997  45.2		-		-
Cash and cash equivalents at
beginning of year		131.7		161.0		140.0
Cash and cash equivalents at
end of year			$152.0		$131.7		$161.0

See Notes to Consolidated Financial Statements
1) Autoliv AB and subsidiaries for period on and prior to April 30, 1997; Autoliv Inc. for May 1 to December 31,1997
2) Autoliv AB and subsidiaries

(page 37)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share data)
Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly, owns more than 50% of the voting rights (the "Company") and have been prepared in accordance with U.S. GAAP.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.
Investments in affiliated companies in which the Company owns between 20 and 50 percent of the votes at the end of each year are reported according to the equity method of accounting.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Accounting Policies
Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated using year-end rates of exchange. Income statements are translated at the average rate of exchange for the year. Translation differences are reflected in a separate component of shareholders' equity.

Revenue Recognition
Sales of products are recorded as of the actual date of shipment. Sales include the sales value exclusive of added tax.

Research and Development
Research and development expenses are charged to income as incurred.

Depreciation of Property, Plant and Equipment
The Company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed under the straight-line method over their estimated useful lives, ranging from 3 to 40 years.

Amortization of Intangible Assets
Goodwill is amortized on a straight-line basis over periods ranging from 10 to 40 years. Other intangible assets, principally related to technology, are amortized over 8 to 25 years.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that is not expected to be realized.

Impairment of Long Lived and Identifiable Intangible Assets
The Company evaluates the carrying value of long lived assets and identifiable intangible assets for potential impairment on an ongoing basis.

Earnings Per Share
In 1997, the Financial Accounting Standards Board issued Statement 128, "Earnings Per Share". Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The difference between basic and diluted earnings per share is not material in 1997 and not applicable for prior years, as no dilutive securities were issued.

Earnings per share is based on the weighted average number of shares outstanding, adjusted for the 2 for 1 stock split in Autoliv AB in May 1996.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables and Liabilities in non-U.S. Currency
Receivables and liabilities denominated in non-U.S. currency are remeasured at year-end rates of exchange. Transaction gains (losses) reflected in current income, amounted to $(3.8) million in 1997 $(1.2) million in 1996 and $(2.5) million in 1995.

Inventories
Inventories are valued at the lower of cost or market. Cost is computed according to the first-in, first-out method (FIFO).

Note 2. Significant Business Acquisitions

Acquisition of Morton ASP
On May 1, 1997, Autoliv, Inc. consummated the transactions described in the Prospectus relating to the following transactions: (i) the exchange by Autoliv, Inc. (the "Exchange Offer") of one share of Autoliv, Inc.
for each share of Autoliv AB, a Swedish corporation ("Autoliv AB"), which was tendered in the Exchange Offer and (ii) the merger (the
"Merger," and, together with the Exchange Offer, the "Combination") of Morton International, Inc. ("Morton") into a wholly owned subsidiary of Autoliv, Inc. in which Morton (renamed Autoliv ASP, Inc.) was the surviving corporation and the shareholders of Morton received one share of New Autoliv for approximately every three shares they owned of Morton. On April 30, 1997, Morton transferred all of its assets and liabilities other than those relating exclusively to the Automotive
Safety Products Business of Morton ("ASP") to a newly formed subsidiary of Morton, New Morton International, Inc. (the "Spin-off"). Prior to
May 1, 1997, Autoliv, Inc. had no operations. Following the transactions described above, Autoliv, Inc. began conducting operations May 1, 1997, through its two wholly owned subsidiaries - Autoliv AB and Autoliv ASP Inc.

As of November 30, 1997, 54,391,516 shares of Autoliv AB, representing approximately 98.9% of the outstanding shares of Autoliv AB had been exchanged for the same number of shares of Autoliv, Inc. A compulsory acquisition procedure pursuant to Swedish law was started in July. Autoliv, Inc. now has control of the remaining 608,484 shares in Autoliv AB and will compensate the previous shareholders in cash for these shares when the price is determined. A liability has been recorded for this. Pursuant to the Merger, Morton shareholders received 47,753,108 shares of Autoliv, Inc. As of December 31, 1997, there were 102,191,024 shares issued and outstanding with a par value of $1 per share.

The Combination has been accounted for as a purchase for financial accounting purposes in accordance with U.S. generally accepted accounting principles, with Autoliv, Inc. treated as the acquirer of ASP. The purchase price for ASP was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition as follows:

Purchase price:
Debt assumed less cash					$704.8
Other long-term liabilities assumed			87.2
Stock issued (1)					1,931.3
Merger cost						32.9
							2,756.2


Fair market value of assets and liabilities acquired:
Net working capital					25.0
Property, plant and equipment				361.0
Investments and other non-current assets		2.2
Deferred taxes - non-current	    			4.7
Intangible assets					270.0
In-process research and development (2)			732.3
Purchase price over fair value of
net assets acquired (goodwill)				$1,361.0

1) Based on SEK267.5, the average share price of Autoliv AB on the Stockholm Stock Exchange during the period of two days prior and two days post announcement of the combination on September 30, 1996 (or $40.41/share based on an exchange rate of $1 = SEK6.62). The issuance of 47.8 million new shares results in a purchase price for ASP of $1,931.3 million.

2) The In-process research and development was charged to operating expense immediately after the completion of the acquisition.

The excess of the purchase price over the fair value of net assets acquired has been recorded as goodwill. Independent appraisals have been used in establishing the fair market values. The preliminary allocation of the purchase price was adjusted during the fourth quarter of 1997 to reflect revised estimates of pre-acquisition contingencies, liabilities, restructuring costs and loss contracts all in ASP of $99 million, net of deferred income tax of $62 million.

The In-process research and development was charged to income in May, 1997 as a non-tax deductible item. The goodwill amortization is also non-tax deductible.

The estimated life and yearly amortization using the straight-line method are:

							Yearly
Intangible assets:                  	Years       amortization
Assembled work force	      		 8.0 		$1.7
Specific patent technology  		 7.5 	 	 9.1
Common technology        	 	25.0		 7.5
Goodwill				40.0 		34.0
Total                                   	       $52.3

The unaudited pro forma statements shown on pages 26-30 in the Annual Report present the consolidated results of operation as if the acquisition had occurred at the beginning of the periods presented and do not purport to be indicative of what would have occurred, had the combination been made as of those dates or of results which may occur in the future.

Other Acquisitions
Effective October 1, 1997, the Company purchased Marling Industries plc. In its last full fiscal year prior to the acquisition, ending March 31, 1997, Marling Industries plc had sales of approximately $100 million.

In May the Company increased its 50% shareholding in Autoliv Slowik Argentina to 100%. Autoliv Argentina has yearly sales of less than $20 million.

In January 1996, the Company purchased an additional 27% interest in Isodelta S.A., in which the Company previously held a 49% interest since October 1, 1995. Prior to the acquisition the Company accounted for its investment using the equity method. Additionally, in January 1996, the Company purchased 100% of Autoliv Hammarverken AB and Autoliv Mekan AB.

The acquisitions have been accounted for using the purchase method of accounting, and accordingly the results of operations of the entities have been consolidated since the respective dates of acquisition. The total purchase price of these acquisitions amounted to $49 million in 1997 and $58 million in 1996. Goodwill of $38 million and $33 million, respectively, associated with these acquisitions is being amortized over 10 to 20 years.

Note 3. Fair Values of Financial Instruments

The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Assets and Liabilities
The carrying amount reported in the balance sheet for current assets and liabilities approximates their fair value because of the short maturity of these items.

Long-Term Debt and Other non-Current Liabilities
The carrying amount reported in the balance sheet for long-term debt and other non-current liabilities approximates their fair value because these instruments bear rates consistent with current market interest rates.

Note 4. Income Taxes

				1997		1996		1995
Income (loss) before income taxes
United States			$(655.4)	$(16.0)		$(7.7)
Non-U.S.			178.1		186.8		149.4
Total				(477.3)		170.8		141.7

Provision for income taxes
Current
	U.S. federal		$26.1		$0.0		$0.0
	Non-U.S.		66.8		54.7  		50.6
	U.S. state and local	4.8		0.0		0.0

Deferred
	U.S. federal		4.7		0.0		0.0
	Non-U.S.		(5.4)		2.1  	 	0.0
	U.S. state and local	2.1		0.0	   	0.0
Total income taxes		$99.1		$56.8		$50.6


				1997		1996		1995

Effective income tax rate
U.S. Federal income tax rate	35.0%		35.0%		35.0%
Goodwill amortization		3.8		1.0		0.1
Non-utilized operating losses	4.1		3.7		2.5
Foreign tax rate variances	(2.1)		(5.0)		(0.6)
State taxes, net of federal
benefit				1.8		0.0		0.0
Earnings of equity investments	(1.3)		(1.5)		(1.3)
Other				(2.4)		0.1		0.0
Effective income tax rate	38.9% 1)	33.3%		35.7%

1) The effective income tax rate in 1997 is computed as the ratio of reported income taxes to the income before income taxes which would result if the non-deductible $732.3 million write-off of R&D were added back to the reported loss before income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1997, the Company had net operating loss carry-forwards of approximately $84 million which expire on various dates through 2012. Valuation allowances have been established to offset the total of the related deferred assets due to the uncertainty of realizing the benefit of the loss carry-forwards.

Deferred taxes

December 31,				1997		1996
Assets:
Loss contracts				$ 49.3		$ 0.0
Accruals and reserves			40.1		8.8
Costs capitalized for tax		19.3		0.0
Property, plant and equipment		10.5		0.0
Pensions				8.1		0.0
Future tax benefits, principally NOL's	42.7		10.9
Other temporary differences		2.0	   	1.6
					172.0		21.3
Valuation allowance			(35.2)		(10.9)
					136.8		10.4
Liabilities:
Acquired intangibles			(102.0)		0.0
Statutory tax allowances		(8.3)		(12.1)
Other temporary differences		(13.8)		0.0
Net deferred tax asset (liability)	$ 12.7		$ (1.7)

Deferred income taxes have not been provided on approximately $350 million of undistributed earnings of foreign subsidiary companies, which are considered to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.

Note 5. Inventories

December 31,					1997		1996
Raw material					$113.1		$55.5
Finished products and work in-progress		84.7		45.3
Total						$197.8		$100.8


Note 6. Investment and Long-Term Receivable
The Company has invested in about 20 affiliated companies where the ownership is 20-50%. These are accounted for under the equity method. Total investment was $33 million and $26 million at December 31, 1997 and 1996, respectively.

Note 7. Property, Plant and Equipment

December 31,					1997		1996
Land and land improvements			$31.1		$12.2
Machinery and equipment				712.6		437.4
Buildings					268.3		131.6
Construction in progress			95.8      	35.9
						1,107.8		617.1
Less accumulated depreciation 			(380.6)		(294.7)
Net						$727.2		$322.4

Depreciation was $119.5 million, $70.8 million and $54.1 million in 1997, 1996 and 1995, respectively.

Note 8. Intangible assets

December 31,					1997		1996
Goodwill					$1,463.6	$62.0
Other intangible assets from acquisitions	311.4		44.4
						1,775.0		106.4

Less accumulated amortization			(80.5)		(42.4)
Net						$1,694.5	$64.0


Note 9. Debt and Credit Agreements
The Company has non-U.S. dollar credit agreements, principally in the form of overdraft facilities, with banks in different countries. Total available facilities as of December 31, 1997, amounted to $590 million, of which $162 million was utilized. The weighted average interest rate on short-term borrowings outstanding at December 31, 1997, and 1996 was 5.8% and 6.3% respectively. The aggregate amount of unused lines of credit at December 31, 1997 was $428 million.


Note 10. Long-Term Debt

December 31,					1997		1996
Long-term debt					$611.8		$12.8

At December 31, 1997, virtually all of the Company's long-term debt consisted of U.S. commercial paper borrowings. Commercial paper borrowings of $598.0 million were outstanding at a weighted average rate of 6.45%. Other long-term debt of $13.8 million consisted of unsecured medium term bank borrowings in Europe due in yearly installments through 2010. The loans carry floating interest rates based on various indices and ranged from 5% to 8% at December 31, 1997.

The Company's principal U.S. operating subsidiary (the "U.S. Subsidiary") has a $850.0 million revolving credit facility with a group of banks expiring in April, 2002. The facility supports the U.S. Subsidiary's commercial paper borrowings and is available for other corporate purposes. The amount available for borrowings is reduced by the outstanding commercial paper. Borrowings are unsecured and bear interest, at the U.S. Subsidiary's option, at various rates based on the base rate or adjusted EuroDollar rate. The U.S. Subsidiary pays a facility fee based on the aggregate loan exposure of all lenders. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the U.S. Subsidiary to maintain certain levels of cash flow and an interest coverage ratio, as well as a limitation on indebtedness and dividends. The U.S. Subsidiary was in compliance with these covenants at December 31, 1997. These covenants do not impair the ability of Autoliv, Inc. to make regular quarterly dividend payments or to meet other expected cash commitments.

Commercial paper outstanding at December 31, 1997, is classified as long-term since the U.S. Subsidiary intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities.

The U.S. Subsidiary enters into interest rate swap, collar and treasury lock agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap and treasury lock agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate agreements is recognized as an adjustment to interest expense.

As of December 31, 1997, the U.S. Subsidiary had entered into an interest rate swap agreement with certain lenders providing bank financing. The agreement effectively fixed the interest rate on floating rate debt at a rate of 5.87% for a notional principal amount of $60.0 million through December 2002. The U.S. Subsidiary also purchased an interest rate treasury lock at a rate of 5.78% for a notional principal amount of $150.0 million maturing June 30, 1998. In addition, the U.S. Subsidiary has entered into interest rate collar agreements, ending December 31, 1998, which effectively set maximum and minimum interest rates on $300.0 million notional principal with a floor of 5.0% to a maximum cap of 7.0%. The swap and collar agreements are based upon the H.15 30-day commercial paper rates; and the treasury lock is based upon the 5 year U.S. treasury rate.

Note 11. Shareholders' Equity

		Number	     Share   Paid in Foreign   Retained	Total
		of shares    Capital capital currency  earnings shareholders'
		(in millions)		     translation	equity
					     adjustment
Balance at
December 31, 1994   27.5    $70.8    $60.0    $33.0	$109.6	$273.4

Dividend 1995	   					(11.5)  (11.5)
Translation differences			      25.8		25.8
Net income 1995						91.2	91.2
Balance at
December 31, 1995   27.5    70.8     60.0     58.8	189.3	378.9

Stock split 2:1	    27.5
Dividend 1996						(18.5)	(18.5)
Translation differences			      (15.3)		(15.3)
Net income 1996						113.4	113.4
Balance at
December 31, 1996   55.0    70.8     60.0     43.5	284.2	458.5

Dividend April, 1997					(20.4)	(20.4)
Net income Jan 1
-April 30, 1997						38.5	38.5
Difference in par
value in Autoliv AB
exchange		   (15.8)    15.8
New issue and
conversion of
Morton shares	    47.7   47.7	  1,883.6			1,931.3
Compulsory
acquisition
Autoliv AB shares   (0.6)  (0.6)  (21.3)			(21.9)
Translation differences		  (0.6)		(45.7)		(46.3)
Balance at
Creation May 1	    102.1  102.1  1,937.5	(2.2)	302.3	2,339.7

Stock options
exercised	    0.1	   0.1	  1.0				1.1
Dividend May 1
-Dec 31							(22.4)	(22.4)
Translation differences				 3.8		3.8
Net income (loss)
May 1-Dec 31, 1997					(618.2)	(618.2)
Balance at
December 31, 1997   102.2 $102.2   $1,938.5	$1.6   $(338.3) $1.704.0

Common Stock - $1.00 par value, 325.0 million shares authorized 102.2 million shares issued and outstanding.

Preferred Stock - $1.00 par value, 25.0 million shares authorized, non issued.

Shareholder Rights Plan
Autoliv, Inc. has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv, Inc. common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.

Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occurrence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.

Autoliv, Inc. may redeem the rights in whole at a price of one cent per right.


Note 12. Supplemental Cash Flow Information
Cash payments during the years 1997, 1996 and 1995 included interest paid of $35, $5 and $3 million, and income taxes paid of $95, $59, and $62 million respectively.


Note 13. Stock Incentive Plan
Under the 1997 Stock Incentive Plan (the "Plan") adopted by the Company, subject to stockholder approval, awards have been made to selected executive officers of the Company located in Sweden in the form of Stock Appreciaton Rights ("SAR's") and to selected officers of Autoliv ASP Inc. (the "officers") in the form of stock options. Upon consummation of the transactions described in Note 2, options which had previously been awarded to the officers were converted, under the Plan, into options for shares of Autoliv, Inc. (the "converted options"). Other than the exercise prices of the converted options, which were adjusted to reflect Autoliv, Inc.'s share price, all terms and conditions are the same. During 1997, 52,250 SAR's were granted. The market price of Autoliv, Inc's shares was $35.75 at that time. All options and rights granted during 1997 are for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. In addition, during 1997, the Company awarded 31,000 shares of Autoliv, Inc. common stock to certain key employees. The employees will receive these shares after one year of employment subsequent to the grant date. The Plan provides for the issuance of up to 800,000 common shares through the exercise of options awarded under the Plan.

The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the Company's financial statements. Had compensation cost for the Company's stock option plan been determined based on the fair value of such awards at the grant date, consistent with the methods of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows:

				1997
Net income (loss)
As reported			$(579.6)
Pro forma			 (580.1)

Earnings (loss) per share
As reported			$(6.70)
Pro forma			 (6.71)

The fair value of options granted during 1997, was estimated at $15.02 using the Black-Scholes option-pricing model based on the following assumptions:

				1997
Risk-free interest rate		 5.5%
Dividend yield			 1.5%
Expected life in years		10.0
Expected volatility		30%

A summary of the status of the Company's stock option plan as of December 31, 1997 is as follows:

							Weighted average
					Shares		exercise price
Outstanding, beginning of year		0		$0.00
Converted options			285,055		26.27
Granted					28,200		35.75
Exercised				109,405		28.72
Cancelled				0		-
Outstanding, end of year		203,850		$26.27

Options exercisable at
year-end				175,650		$24.75

				     Weighted average
			 Number	     remaining contract	Weighted average
Range of exercise prices outstanding life (in years)	exercise price

$10.44 - $15.26		39,950		3.61		$14.62
$24.38 - $27.57		100,374		6.78		25.99
$32.69 - $35.75		63,526		9.11		34.05
			203,850		6.89		$26.27

All of the above options are exercisable except those granted during 1997.

Note 14. Contingent Liabilities
The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Group. The Company diligently defends itself in such actions and, in addition, carries insurance coverage to the extent reasonably available against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage, should not have a material effect on the Group's financial position or results of operations.

As part of the combination between Autoliv AB and Morton International, Inc's. automotive safety business, Morton spun-off its salt and chemical businesses into a new company which we here refer to as "New Morton".

New Morton has as part of the Distribution Agreement, assumed all obligations other than those directly related to the automotive safety business and has expressly indemnified Autoliv ASP, Inc. (the former Morton International, Inc.) against any such liabilities, including historical environmental liabilities, related to the non-automotive safety business.


Note 15. Lease Commitments
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $11.0 million for 1997, $11.5 million for 1996 and $9.5 million for 1995.

At December 31, 1997, future minimum lease payments for non-cancelable operating leases totaled $49.4 million and are payable as follows (in millions): 1998: $9.9; 1999: $7.6; 2000: $6.1; 2001: $4.8; 2002: $3.9;
2003 and thereafter: $17.1.

Note 16. Retirement Plans

Pensions
Substantially all of the Company's non U.S.-employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in certain countries the Company sponsors defined contribution plans. Contributions to these defined contribution plans for the years ended December 31, 1997, 1996, and 1995 were $5.1 million, $4.7 million and $3.8 million respectively.

The Company has noncontributory defined benefit pension plans covering most U.S. employees. Benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants.

The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate.

The actuarially computed portion of net pension expense for U.S. pension plans consisted of the following components:

							1997

Service cost - benefits earned during the year		$2.6

Interest cost on projected benefit obligation		1.7


Return on plan assets:
  Actual				$(5.7)
  Deferred portion			4.0
  Expected return	 				(1.7)
Net pension expense					$2.6


The reconciliation of the funded status of the U.S. pension plans was as follows:


December 31, 1997

				Plans in	Plans in
				which assets	which
				exceed		accumulated																accumulated	benefit
				benefit		obligation
				obligation	exceeds
						assets

Plan assets at fair value	$33.0		$0.0

Actuarial present value of
projected benefit obligations:
Accumulated benefit obligation
Vested				21.1		0.8
Non-vested			6.2		0.0

Provisions for future
salary increases		16.3		0.2
				43.6		1.0
Plan assets less than
projected benefit
obligation			10.6		1.0
Unrecognized net experience
loss (gain)			(2.6)		(0.1)

Net pension liability
recognized in the
consolidated balance sheet	$8.0		$0.9

The weighted averages of assumptions used in the determination of the projected benefit obligation were:

						1997

Discount rate					7.8%
Rate of increases in compensation level		4.8%
Expected long-term rate of return on assets	9.5%

The assets of the U.S. plans are invested primarily in equities and bonds.


Postretirement Benefits Other than Pensions

The Company currently provides postretirement health care and life insurance benefits to most U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June, 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992.

Net periodic postretirement benefit cost included the following components:

							1997

Service cost - benefits earned during the year		$0.4
Interest cost on accumulated postretirement
benefit obligation					 0.4
Net periodic postretirement benefit cost		$0.8


At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans' liability reconciled with amounts recognized in the consolidated balance sheet for the U.S. postretirement benefits:

						December 31, 1997

Accumulated postretirement benefit obligation:
	Retirees and dependants				$1.2
	Fully eligible active plan participants		0.3
	Other active plan participants			7.7
							9.2
Unrecognized prior period gain				(0.9)

Postretirement benefit liability recognized in
the consolidated balance sheet		 		$8.3


For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits was 10.5 percent for 1998 and assumed to grade to 6.5 percent in 2001 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.8 percent at December 31, 1997. The rate of increase of compensation levels assumed was 4.8 percent.

A one percent increase in the annual health care cost trend rates would have increased the Company's accumulated postretirement benefit obligation at December 31, 1997, by approximately $0.1 million and increased postretirement benefit expense for 1997 by less than $0.1 million.


Note 17. Segment Information
Autoliv, Inc. is a United States registered company providing advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers. The Company's revenues are generated by sales to the automotive industry, which is made up of relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material effect on the Company. Sales to individual customers representing 10% or more of net sales in 1997: 14% and 11%, respectively, in 1996: 20%, 15%, 13%, respectively, and in 1995: 25%, 15%, 11% and 11%, respectively.

The seat belts and airbags are considered as integrated systems that should function together under common electronic control systems for the protection of occupants in light vehicles. The company does not consider these as separate segments.

The sales by product group are:

					  1997	  1996	  1995
Airbags and associated products 1)	$1,800	  $818	  $682
Seat belts and associated products 2)	   940	   917	   750
					$2,740	$1,735	$1,432

1) includes sales of steering wheels from 1996
2) includes sales of seat components from 1996



Note 18. Geographic Segments

	         		1997		1996		1995
Net sales
United States			$1,008		$81		$39
Europe				1,618		1,540		1,295
Other regions			114 	    	114		98
Total				2,740		1,735		1,432

Pre-tax income (loss)
United States			(655)		(16)		(8)
Europe				163		175		140
Other regions			15	    	12		10
Total				(477)		171		142

Identifiable assets
United States			2,304		58		41
Europe				1,062		958		773
Other regions			64		38		23
Total				$3,430		$1,054		$837

Note 19. Quarterly Financial Data (unaudited)

			Q1	Q2	 Q3	 Q4	Year
1997
Net sales		$445.7	$720.8	 $716.8	 $856.3	$2,739.6
Gross profit		92.2	154.8	 155.4	 184.6	587.0
Income (loss) before
taxes			43.2	(661.0)1  61.5	 79.0	(477.3)2
Net income (loss)	28.4	(689.4)1  34.9	 46.5	(579.6)1
Earnings (loss)per
share			0.52	(7.97)	  0.34	 0.45	(6.70)1

1996
Net sales		445.0	454.0	  376.6	 458.9	1,734.5
Gross profit		86.5	90.0	  77.5	 93.2	347.2
Income before taxes	44.8	47.3	  36.6	 42.1	170.8
Net income		28.7	31.5	  23.7	 29.4	113.3
Earnings per share	0.52	0.57	  0.43	 0.54	2.06

1) Including a write-off of acquired R&D of $732.3 million from the acquisition of Morton ASP in May, 1997.
In the 10-Q for June, 1997, this write-off was reported as a non operating item. This write-off has now been reclassified to operating expense.


(page 46)
REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Ernst & Young AB


Torbjorn Hanson
Stockholm, Sweden
January 29, 1998


Addresses
Headquarters
Autoliv, Inc.
World Trade Center
Klarabergsviadukten 70
Box 70381
SE-107 24 Stockholm
Tel: 	+46 (8) 587 20 600
Fax: 	+46 (8) 24 44 79/24 44 93
Gunnar Bark

Argentina
Autoliv Argentina S.A.
Santiago de Chile 6475
Capital Federal
(1408) Buenos Aires
Tel: 	+54 (1) 641 0853
Fax: 	+54 (1) 644 2547
Claudio Siracusano

Australia
Autoliv Australia Pty. Ltd.
1521 Hume Highway
Campbellfield, Victoria 3061
Tel: 	+61 (3) 9359 9822
Fax: 	+61 (3) 9359 9811
Robert Franklin

Moxham Industrial Pty. Ltd.
4 Park Drive
Dandenong South
Melbourne, Victoria 3175
Tel: 	+61 (3) 9794 5005
Fax: 	+61 (3) 9794 0880
Bob Williamson

VOA Webco Pty. Ltd.
P O Box 294
Thomastown
Melbourne, Victoria 3074
Tel: 	+61 (3) 9464 0833
Fax: 	+61 (3) 9465 6531
Kerry Wallace

Webco Australia Pty Ltd
P O Box 294
Thomastown
Melbourne, Victoria 3074
Tel: 	+61 (3) 9464 0833
Fax: 	+61 (3) 9465 6531
Kerry Wallace

Brazil
Autoliv do Brasil Ltda
Avenida Moema 265
Conjunto 81/82
CEP 04077-20  Sao Paulo,SP
Tel:	+55 (11) 570 9940
Fax:	+55 (11) 571 6629
Anders Carlen

(Factory)
Rod. Floriano Rodriguez
Pinheiro 551
Area Industrial Pirancangagua
Taubate, S.P.
Tel:	+55 (12) 221 3990
Fax:	+55 (12) 221 8195
Anders Carlen

Canada
Collingwood Fabrics Inc.
190 MacDonald Road
Collingwood
Ontario L9Y 4N6
Tel:	+1 (705) 445 9211
Fax:	+1 (705) 445 8048
Harold Krause

VOA Colfab Inc.
190 MacDonald Road
Collingwood
Ontario L9Y 4N6
Tel:	+1 (705) 444 2561
Fax:	+1 (705) 444 7209
Gerry Steegers

China
Changchun Hongguang
Autoliv Ltd.*
67-19 the Fourth Street
North Railroad
Postcode 130052
Changchun, Jilin Province
Tel: 	+86 (431) 292 8968
Fax: 	+86 (431) 292 8967
Liu Yu Zhi

Nanjing Hongguang Autoliv Ltd.*
Yu Hua Men Wai
P.O. Box 1204 Shuang Q190
Xin Cun
Nanjing
Tel: 	+86 (25) 241 0727
Fax: 	+86 (25) 241 2149
Pelle Malmhagen

(Autoliv Shanghai Representative Office)
German Center
1233 Si Ping Lu, Suite 404
Shanghai 200092
Tel:	+86 (21) 6501 2976
Fax:	+86 (21) 6501 2977
Philip F. Pang

Shanghai-VOA Safety Belt Webbing Co. Ltd.*
No. 635 Yaohua Road
Shanghai 200126
Tel:	+86 (21) 5886 3100
Fax:	+86 (21) 5886 2150
Gerry Steegers/Kerry Wallace

France
Autoliv France SNC
(Headquarters)
2, rue Villaret-de-Joyeuse
F-75017 Paris
Tel: 	+33 (1) 53 81 21 00
Fax: 	+33 (1) 53 81 21 19
Benoit Marsaud

(Factory)
Z.I. Avenue de l'Europe
B.P. 99
F-76220 Gournay-en-Bray
Tel: 	+33 (2) 32 89 40 00
Fax: 	+33 (2) 35 90 12 50
Benoit Marsaud

Autoliv Composants SNC
6, rue Lesage Maille
F-76320 Caudebec-les-Elbeuf
Tel: 	+33 (2) 32 96 53 00
Fax: 	+33 (2) 35 77 58 86
Michel Marion

EAK*
ZAC des Comboffes
F-25700 Valentigney
Tel: 	+33 (3) 81 36 20 20
Fax: 	+33 (3) 81 36 20 00
Daniel Nyons

Isodelta SA
Z.I. Chire-en-Montreuil
F-86190 Vouille
Tel: 	+33 (5) 49 39 36 00
Fax: 	+33 (5) 49 51 81 85
Jean Geron

Livbag SA
(Factory)
Route du Beuzit
F-29590 Pont-de-Buis
Tel: 	+33 (2) 98 81 30 00
Fax: 	+33 (2) 98 73 05 04
Benoit Marsaud

(Engineering Center)
BP 22
91170 Vert-le-Petit
Tel: 	+33 (1) 64 99 1272
Fax: 	+33 (1) 64 93 2252
Benoit Marsaud

N.C.S. SA
Rue de la Cartoucherie
B.P. No. 10
F-95471 Survilliers
Tel:	+33 (1) 34 68 57 57
Fax:	+33 (1) 34 68 57 62
Jean-Noel Moisset

Sagem-Autoliv SNC*
Bd. Lenine
B.P. No. 506
F-76807  St Etienne du Rouvray
Tel: 	+33 (2) 35 64 54 56
Fax: 	+33 (2) 35 64 53 61
Bernard Christophe

Germany
Autoliv GmbH
Otto-Hahn-Strasse 4
D-25337 Elmshorn
Tel: 	+49 (4121) 797-0
Fax: 	+49 (4121) 757-76
Rolf Henke/Bo Cavell

Autoliv GmbH
Theodor-Heuss-Strasse 2
D-85221 Dachau
Tel: 	+49 (8131) 295-0
Fax: 	+49 (8131) 295-136
Bo Cavell/Rolf Henke

Autoliv ASP GmbH
Hansestrasse 46
D-38112 Braunschweig
Tel: 	+49 (531) 2181-0
Fax: 	+49 (531) 2181-111
Helmut Straden

Autoliv ASP GmbH
An den Bracke 9
D-71706 Markgroningen
Tel: 	+49 (7145) 971-0
Fax: 	+49 (7145) 971-220
Udo Bendig

Autoliv Sicherheitstechnik GmbH
Eichbergstrasse 10-13
D-04720 Dobeln
Tel: 	+49 (3431) 6601-0
Fax: 	+49 (3431) 6601-14
Helmut Straden

Autoliv Stakupress GmbH
In de Tarpen 71-99
D-22848 Norderstedt
Tel: 	+49 (40) 523 060-0
Fax: 	+49 (40) 523 060-19
Franz-Ludwig Schmittmann

Great Britain
Autoliv Ltd.
Penner Road
Havant,  Hampshire PO9 1QH
Tel: 	+44 (1705) 483 333
Fax: 	+44 (1705) 459 102
Tony King

Autoliv Ltd
Precision Components Division
Terminus Road
Chichester, West Sussex PO19 2TX
Tel: 	+44 (1243) 788 141
Fax: 	+44 (1243) 813 009
Terry Golding

Autoliv Ltd Southfield Office
6 Sylvan Court
Southfield Business Park
Basildon, Essex SS15 6TH
Tel: 	+44 (1268) 451 000
Fax: 	+44 (1268) 415 521
Martin Ryder

Autoliv Textiles Ltd.
Bromley Road
Congleton, Cheshire CW12 1TT
Tel: 	+44 (1260) 29 43 00
Fax: 	+44 (1260) 29 88 36
Lars-Eric Florberger

Airbags International Ltd.
Bromley Road
Congleton, Cheshire CW12 1TT
Tel: 	+44 (1260) 29 43 00
Fax: 	+44 (1260) 29 88 36
William Gabbott

Marling Industries p.l.c.
17 Aylmer Parade
Great North Road
London N2 OPF
Tel: 	+44 (181) 340 4046
Fax: 	+44 (181) 348 5878
Jim Bentley

Marling Leek Ltd.
Marling Mills
Nelson Street
Leek, Staffs ST13 6BB
Tel: 	+44 (1538) 384 108
Fax: 	+44 (1538) 387 350
Mike Hall

Rykneld Tean Ltd.
Bridge Street
Derby DE1 3LH
Tel: 	+44 (1332) 362 525
Fax: 	+44 (1332) 291 455
Terry Wilkinson

Tensator Ltd.
Continental House
Sherbourne Drive
Tilbrook,
Milton Keynes MK7 8BW
Tel: 	+44 (1908) 27 11 53
Fax: 	+44 (1908) 27 45 72
Ernie Reading

Hungary
Autoliv Kft
H-9483 Sopronkovesd. Ujmajor
Tel: 	+36 (99) 363 079
Fax: 	+36 (99) 363 313
Wolfgang Hecht

India
Autoliv IFB India Ltd.*
16, Visveswaraiah Industrial Estate
1st Main Road, off Whitefield Road
Mahadevapura Post
Bangalore - 560 048
Tel: 	+91 (80) 851 2392
Fax. 	+91 (80) 851 7651
V. Raghu

Indonesia
P.T. Autoliv Indonesia*
Jalan Haji Wahab
Affam Km 28
Pondok Ungu
Bikasa Berat
Tel: 	+62 (21) 885 97 30
Fax: 	+62 (21) 885 93 33
Lindsay Beeson

Italy
Autoliv Italia S.p.A.
Via Robassomero 47
10078 Venaria (To)
Tel: 	+39 (11) 923 6386
Fax: 	+39 (11) 923 5416
Benoit Marsaud

Cosma S.p.A.
Via Einaudi 4
I-100 70 Robassomero (To)
Tel: 	+39 (11) 924 1187
Fax: 	+39 (11) 924 1018
Gustaf Brakenhielm

Japan
Autoliv Japan Ltd
2-15-13 Shinyokohama
Kohoku-ku
Yokohama 222-0033
Tel: 	+81 (45) 475 3501
Fax: 	+81 (45) 475 3502
Curt Sorensen

(Nagoya Field Office)
Midori Bldg. Room 203
3-121-1 Issha
Meito-ku
Nagoya 465-0093
Tel: 	+81 (52) 702 5232
Fax: 	+81 (52) 702 5234
John Jensen

(Hiroshima Field Office)
HIOS Hiroshima, Room 501
7-1 Kami Hacchobori
Naka-ku
Hiroshima 730-0012
Tel: 	+81 (82) 212 4546
Fax: 	+81 (82) 222 9145
Dwaine Palmer

Korea
Autoliv Inc. Korea
7th Floor, Doojin Building
158 Samsung-Dong,
Kangnam-Ku
Seoul 135-090
Tel.:   +82 (2) 563 9201
Fax:   +82 (2) 563 9491
L. Karlbrink/J.K. Kim

Malaysia
Autoliv Asia Pacific
Suite 25-03, 25th Floor
Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur
Tel: 	+60 (3) 466 7666
Fax: 	+60 (3) 466 2066
Gunnar Dahlen

Autobelt Sdn. Bhd.*
Lot 1, Persiaran Kemajuan
Seksyen 16
40200 Shah Alam
Selangor Darul Ehsan
Tel: 	+60 (3) 541 7486
Fax: 	+60 (3) 541 7585/71
M. Yusoff Ghani

Airbag Systems Malaysia Sdn. Bhd.*
Lot 1, Persiaran Kemajuan
Seksyen 16, 40200 Shah Alam
40200 Selangor Darul Ehsan
Tel: 	+60 (3) 541 7486
Fax: 	+60 (3) 541 7585
M. Yusoff Ghani

Furniweb-VOA Safety Webbing
Sdn. Bhd.*
Lot 208, Jalan Sungai Besi, Batu 12
Kampung Baru Balakong,
43300 Cheras, Selangor Darul Ehsan
Tel: 	+60 (3) 961 1803
Fax: 	+60 (3) 961 2826
Kerry Wallace/Gerry Steegers

Mexico
Autoliv de Mexico S.A. de C.V.
Av. de Las Sauces No. 9
Parque Industrial Lerma
C.P. 52000 Lerma
EDO. de Mexico
Tel:	+52 (728) 50844/50323
Fax:	+52 (728) 50802
Gustavo Lichtenberger

Netherlands
Autoliv B.V.
Einsteinstraat 3
P.O. Box 31127
NL-6370 AC Landgraaf
Tel: 	+31 (45) 532 6699
Fax: 	+31 (45) 532 6623
Bengt Andersson

Autoliv ASP B.V.
Johan Huizingalaan 759
1066 VH Amsterdam
P O Box 90486
1006 BL Amsterdam
Tel: 	+31 (20) 408 8000
Fax: 	+31 (20) 408 8001
Henk Van den Boom

C & S Valkenburg & Co. B.V.
P O Box 7
3925 ZG Scherpenzeel
Tel: 	+31 (33) 277 2834
Fax: 	+31 (33) 277 4254
Rene Boeve

Van Oerle Alberton B.V.
P O Box 52
5280 AB Boxtel
Tel: 	+31 (411) 617 961
Fax: 	+31 (411) 617 969
Gerry Steegers

New Zealand
Autoliv N.Z. Ltd.
74-82 Richmond Road, Ponsonby
P.O. Box 1761
Auckland
Tel: 	+64 (9) 376 4068
Fax: 	+64 (9) 378 0942
Alan Fletcher

Philippines
Autoliv QB Inc.*
Molave Street
Ceris 1, Canlubana
Calamba, Laluna
Tel: 	+63 (49) 549 2888
Fax: 	+63 (49) 549 2961
David Goodson

Romania
Autoliv Romania S.A.
Str. Ecaterina Teodoroiu 38
2200 Brasov
Tel.:   +40 (68) 164 822
Fax:   +40 (68) 425 255
Ionel Fierbinteanu

Russia
A.O. Autoliv
Leningradskaya str. 27
141980 Dubna, Moscow region
Tel:	+7 (09621) 22817/22835
Fax:	+7 (09621) 22834
Alexander Korneytchuk

South Africa
Autoflug S.A. (Pty) Ltd*
P.O. Box 3058
Kenmare 1745
Gauteng
Tel: 	+27 (11) 762 1067
Fax: 	+27 (11) 762 5635
Chris Biddle

Spain
Autoliv-BKI S.A.
Poligono Industrial
"Fuente del Jarro"
Villa de Bilbao, 3 Parc. 84
E-46988 Paterna (Valencia)
Tel: 	+34 (6) 134 3040
Fax: 	+34 (6) 134 0858
as of April 4, 1998, area code (96)
Arturo Lopez-Abente

Autoliv-KLE S.A.
Carretera Nacional 152, Km 24
Poligono Industrial Batzacs
E-08400 Granollers (Barcelona)
Tel: 	+34 (3) 861 5000
Fax: 	+34 (3) 849 8582
as of April 4, 1998 area code (93)
Jose Company

Sweden
Autoliv Sverige AB
Wallentinsvagen 22
SE-447 83 Vargarda
Tel: 	+46 (322) 62 62 00
Fax: 	+46 (322) 62 67 00
Lars-Gunnar Skotte

Autoliv Research
Wallentinsvagen 22
SE-447 83 Vargarda
Tel: 	+46 (322) 62 63 00
Fax: 	+46 (322) 62 01 18
Yngve Haland

Autoflator AB
Gjuterigatan 1
Box 23
SE-447 21 Vargarda
Tel: 	+46 (322) 62 61 00
Fax: 	+46 (322) 62 15 10
Torbjorn Skanberg

Autoliv Electronics AB
Medevivagen 55
SE-591 83 Motala
Tel:	+46 (141) 22 80 00
Fax:	+46 (141) 57 200
Roland Allardh

Autoliv Nokia AB*
SE-591 83  Motala
Tel: 	+46 (141) 22 80 00
Fax: 	+46 (141) 528 57
Leif Lundberg

Autoliv Seat Sub-Systems
Box 3044
Stinavagen 1
SE-350 33 Vaxjo
Tel: 	+46 (470) 747 300
Fax: 	+46 (470) 747 399
Jan Ahlqvist

Autoliv Hammarverken AB
Box 3044
Stinavagen 1
SE-350 33 Vaxjo
Tel: 	+46 (470) 747 300
Fax: 	+46 (470) 747 399
Jan Ahlqvist

Autoliv Mekan AB
Box 34
S-281 21 Hassleholm
Tel: 	+46 (451) 425 00
Fax: 	+46 (451) 159 13
Bertil Nordqvist

Autoliv Steel & Plastics
Klarabergsviadukten 70
Box 70381
SE-107 24 Stockholm
Tel:	+46 (8) 402 06 00
Fax:	+46 (8) 24 44 59
Gustaf Brakenhielm

Svensk Airbag AB
Smedmastaregatan 3
SE-442 34 Kungalv
Tel: 	+46 (303) 20 45 00
Fax: 	+46 (303) 20 45 50
Lars-Eric Florberger

Taiwan
Mei-An Autoliv Co., Ltd.*
No. 706, Fu-Kai Road
Taoyuan City
Taoyuan, Taiwan, R.O.C.
Tel: 	+886 (3) 325 2612
Fax: 	+886 (3) 325 0304
Wen-Tsung Chiang

Thailand
Autoliv Thailand Limited*
700/415 Moo 7
Bangpakong Industrial Park 2
Bangna-Trad Road, Km. 57
T. Donhualoh, A. Muang
Chonburi 20000
Tel: 	+66 (38) 213 014/5
Fax: 	+66 (38) 213 016
David Goodson

Turkey
Autoliv Cankor A.S.*
Cemal Ulusoy Caddesi Baslangici
Inony Mahallesi
Papaz Kopru Mevkii
Sefakoy - 34620 Istanbul
Tel: 	+90 (212) 698 4751/57
Fax: 	+90 (212) 698 4704
Mustafa Alaca

U.S.A.
Autoliv North America
3350 Airport Road
Ogden, Utah 84405
Tel:	+1 (801) 625 9200
Fax:	+1 (801) 625 4911
Brad Murray

(Airbag Module Facility)
1000 West 3300 South
Ogden, Utah 84401
Tel: 	+1 (801) 629 9800
Fax: 	+1 (801) 629 9619
Lisa Frary

(Service Parts Facility)
3250 Pennsylvania Avenue
Ogden, Utah 84401
Tel: 	+1 (801) 629 9800
Fax: 	+1 (801) 629 9619
Dave Wilson

(Sales & Tech Centers)
1320 Pacific Drive
Auburn Hills, Michigan 48326
Tel: 	+1 (248) 475 9000
Fax: 	+1 (248) 475 9044
Gustaf Celsing

2910 Waterview Drive
Rochester Hills, Michigan 48309
Tel: 	+1 (248) 853 8600
Fax: 	+1 (248) 853 8620
Gustaf Celsing

(Seat Belt Facility)
5851 West 80th Street
Indianapolis, Indiana 46278
Tel: 	+1 (317) 875 7579
Fax: 	+1 (317) 875 8171
Joseph Ralston

(Steering Wheel Facility)
320 West Stable Drive
Fort Wayne, Indiana 46825
Tel: 	+1 (219) 471 9558
Fax: 	+1 (219) 471 5779
Ervin Glass
and as of May 1, 1998
Autoliv North America
4868 East Park 30 Drive
Columbia City, Indiana 46725
Tel: 	+1 (219) 244 4941
Fax: 	+1 (219) 244 4951
Ervin Glass


Autoliv Inflators
3350 Airport Road
Ogden, Utah 84405
Tel: 	+1 (801) 625 9200
Fax: 	+1 (801) 625 4911
Tom Hartman

(Airbag Inflator Facilities)
3350 Airport Road
Ogden, Utah 84405
Tel: 	+1 (801) 625 8200
Fax: 	+1 (801) 625 4911
Steve Smith

250 American Way
Brigham City, Utah 84302
Tel: 	+1 (435) 734 6100
Fax: 	+1 (435) 734 6120
Tim Ambrey

(Pyrotechnic Processing Facility)
9160 North Highway 83
Promontory, Utah 84302
Tel: 	+1 (435) 471 4300
Fax: 	+1 (435) 471 3007
John Shaw

Autoliv North American Components
3350 Airport Road
Ogden, Utah 84405
Tel: 	+1 (801) 625 9200
Fax: 	+1 (801) 625 4911
Jacques Croisetiere

(Components Facility)
1973 North Rulon White Blvd
North Ogden, Utah 84404
Tel: 	+1 (801) 625 7700
Fax: 	+1 (801) 625 7742
Mark Newton

(Cushion Facility)
300  West 12th Street
Ogden, Utah 84404
Tel: 	+1 (801) 620 8030
Fax: 	+1 (801) 734 8010
Tim Nickerson


Selected Financial data



				Autoliv Inc              Autoliv AB1)
(Dollars in millions,
except per share data)

			1997	1996	1997 2)	1996	1995	1994	1993
				Pro Forma		      Pro Forma 3)
Sales and income
Net sales		$3,257	$3,204	$2,740	$1,735	$1,432 $1,157	$685
Operating income (loss)	   356	   346	 (453)4)   163	   129	   86	  40
Income (loss) before taxes 317	   300	 (477)4)   171	   142     88	  31
Net income (loss)	   185	   174	 (580)4)   113	    91	   56	  16

Financial position
Current assets
excluding cash		   822	   819	   822	   509	   400	  357	 219
Property, plant
and equipment	           727	   693	   727	   322	   198	  138	  98
Intangible assets
(mainly goodwill)	 1,694	 1,593	 1,694	    64	     7	    7	  18
Non-interest bearing
liabilities		  (813)	  (705)	  (813)	  (484)	  (410)  (353)	(184)
Capital employed	 2,465	 2,428	 2,465	   438	   266	  165	 165
Net debt/(cash)		   646	   704	   646	   (56)	  (113)	 (108)	  23
Shareholders' equity	 1,704	 1,621	 1,704	   458	   379	  273	 144
Total assets		 3,430	 3,254	 3,430	 1,054	   837	  658	 367
Long-term debt		   612	   763	   612	    13	    15	   10	   6

Per share data (adjusted for 2:1 split in 1996)

Earnings (loss) per share 1.81	  1.69	 (6.70)6)  2.06	  1.66	  1.05	0.38
Dividend per share 	  0.42	  0.41	  0.42	   0.41	  0.32	  0.19	-
Number of shares
outstanding (million)	 102.2	 102.8	 102.2	   55.0	  55.0    55.0	50.0

Ratios
Operating margin (%)	  10.9	  10.8	 10.2 4)    9.4	   9.0	   7.4	 5.8
Pretax margin (%)	   9.7	   9.4	  9.3 4)    9.8	   9.9	   7.6	 4.5
Return on capital
employed (%)		  15.2	  14.4	 10.9 4)   44.5	  68.5	  52.7	22.6
Return on shareholders'
equity (%)		  11.1	  10.7	  9.2 4)   27.1	  28.0	  25.6	19.0
Return on total
capital (%)		  11.3	  10.9	  8.9 4)   18.2	  19.0	  17.4	10.6
Equity ratio (%)	  49.7	  49.8	 49.7	   43.5	  45.2	  41.5	39.3
Net debt equity ratio (%) 37.9	  43.4	 37.9	  (12.4) (29.8)  (39.5)	15.7
Interest coverage ratio	   6.7	   6.5	  7.5 4)   32.8	  54.0	  16.2	 3.9

Other data
Seat belt sales incl.
seat components 	   940	   917	  940	    917	   750	   623	 521
Airbag sales, incl.
steering wheels		 2,317	 2,287	1,800	    818	   682	   534	 164
Net cash provided by
operations		   441	   352	  343	    159	   160	   148	  58
Capital expenditures 	   216	   270	  172	    148	    99	    76	  50
Net cash after operating
and investing activities   180	    14	  128	    (52)    12	    72	  10
Number of employees,
December 31		17,840	15,330 17,840	  9,000	 6,670	 5,740 4,390


1) Data in Swedish Kronor are converted to dollars at average or year-end rates
2) Including ASP from May 1, 1997
3) According to the Autoliv prospectus for the public offering in 1994
4) Includes a one-time write-off of acquired R&D of $732 million.
5) Weighted average number of shares used in computing per share amount 86.5 million.
6) Before one-time item, the write-off of acquired R&D of $732 million.

Definitions
Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Income before financial items relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.

Return on total capital
Income before taxes, plus interest expense, relative to average total assets.

Equity ratio
Shareholders' equity relative to total assets.

Net debt equity ratio
Net debt relative to shareholders' equity.

Interest coverage ratio
Income before taxes, plus interest expense, relative to interest expense.

Net debt
Short and long-term debt less cash.

Capital employed
Total assets, less cash and current operating liabilities.

Capital expenditures
Investments in property, plant and equipment.

Earnings (loss) per share
Net income (loss) relative to average number of shares outstanding.
