Form 10-K, Exhibit 13
period 2005-12-31
AUTOLIV INC
filed 2006-02-28
CIK 1034670

Autoliv Annual Report 2005

Financial Information and Filings
This annual report, together with the proxy statement is distributed to all Autoliv Inc. shareholders of record as of March 7, 2006, the record date for the 2006 Annual General Meeting. The proxy statement provides information on not only the agenda for the meeting but also on the work of the Board and its committees, compensation paid to and presentation of directors and certain senior managers.

Please also refer to the Form 10-K and Form 10-Q reports and Autoliv's other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2005 CEO Certification to the NYSE) are available at www.autoliv.com under Financial Info/Filings and at www.sec.gov.

Autoliv's Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can also be downloaded from the Company's corporate website.

Autoliv's financial reports, press releases, proxy statements and other general information on the Company are published both in English and Swedish. All documents can be obtained free of charge from the Company at the addresses on page 60 in the Annual Report.

Reader's guide
As a U.S. company incorporated in Delaware, Autoliv follows Generally Accepted Accounting Principles in the United States (U.S. GAAP) and all amounts are in U.S. dollars unless otherwise indicated.

This annual report also contains some non-U.S. GAAP measures.

Management believes that these non-U.S. GAAP measures may assist investors in analyzing trends in the Company's business. Investors should consider these non-U.S. GAAP measures in addition to, rather than as a substitute for, financial reporting measures prepared in accordance with U.S. GAAP.

Data on markets and competitors are Autoliv's estimates that are based on orders awarded to us or our competitors. The estimates are also based on plans announced by vehicle manufacturers or regulatory agencies.

"We", "the Company" and "Autoliv" refer to "Autoliv Inc." as defined in Note 1 "Principles of Consolidation" on page 37 in the Annual Report. For forward-looking information, refer to the "Safe-Harbor Statement" on page 27 in the Annual Report.

Financial Calendar

1st quarter	April 27, 2006
2nd quarter	July 26, 2006
3rd quarter	October 26, 2006
4th quarter	February, 2007
Annual Report	March, 2007

Autoliv's Integrated Safety Systems

Autoliv has accounted for virtually all major technological breakthroughs in the occupant restraint industry over the last 20 years and remains in the forefront of development. The new Volvo convertible, C-70, which was launched in 2005, is an example of a new vehicle that features many state-of-the-art safety products from Autoliv.

1. DRIVER AIRBAG
Estimated to reduce driver fatalities in frontal crashes by approximately 25% (for belted drivers) and serious head injuries by over 60%.
The driver airbag in the new Volvo C-70 is smart. Consequently, the power of the airbag can be tuned to the severity of the crash, using a dual-stage airbag inflator i.e. an airbag inflator with two separate charges.

2. E-CALL
The airbag control unit (ACU) automatically calls a Volvo On-Call Emergency Center after a severe crash and provides the rescue team with the location of the accident.
This post-crash system that Autoliv introduced in 2000 can also be used to trace a stolen vehicle.

3. THORAX SIDE AIRBAGS
Thorax or chest airbags were introduced by Autoliv in 1994 and are estimated to reduce the risk of serious chest injuries in side impact crashes by approximately 25%.
Thorax side airbags deploy eight times faster than the blink of an eye.

4. WHIPLASH PROTECTION
Estimated to reduce the risk for neck injuries in rear-end collisions by more than 50%. An Autoliv innovation introduced in 1998 and available in all Volvo cars.

5. SEATBELT SYSTEMS
Produced by Autoliv since 1956, seatbelts are estimated to reduce the overall risk for serious injuries in frontal crashes by 60-70%.
In the Volvo C-70, both the belts in the front seats and the belts in the rear seat have the advanced seatbelt technologies:
Pretensioners which tighten the belt up to 15 cm (6 inches) at the onset of a crash, using a small pyrotechnic charge. Slack is thereby eliminated and the occupant is restrained as early as possible. Therefore, the occupant is not caught by a sudden jerk and hence the risk of rib fractures is reduced. Autoliv introduced pretensioners in 1989.
Load limiters pay out some webbing before the load on the occupant's chest becomes too high. The excessive energy is instead absorbed more uniformly by the frontal airbag. In combination with pretensioners, load limiters and frontal airbags reduce the risk for life-threatening chest injuries by 75% in frontal crashes. Autoliv introduced load limiters in 1995.

6. PASSENGER AIRBAG
Estimated to reduce fatalities in frontal crashes by approximately 20% (for belted occupants). It deploys in 50 milliseconds, half the time of the blink of an eye. The passenger airbag in Volvo's new convertible is smart. Consequently, the power of the airbag can be tuned to the severity of the crash, using a dual-stage inflator i.e. an airbag inflator with two separate charges.

7. NEW AIRBAG
The new Volvo C-70 comes with the world's first door-mounted curtain airbag. In side-impact collisions, standard curtain airbags are estimated to reduce the risk of fatalities by 50% by protecting the head. However, curtain airbags have so far only been installed in vehicles that have roofs from which the curtains can be deployed.

Many convertible vehicles have instead been equipped with "combo bags" for side-impact protection. These bags combine chest side airbags with an extension that inflates upwards to protect the head. The head extension does not cover as large of an area as a curtain airbag. In "T-bone" side impacts, this difference is less important. However, in oblique side-impact crashes when the occupant is hurled towards the windshield pillar, a larger bag may provide better protection.

The new airbag has an extra-stiff structure. Using a three-layer-weaving technology, it has double rows of cells that partly overlap one another. As a result, the new airbag can stay upright and help protect the head effectively even if the side windows are open. Furthermore, the bags deflate slowly to provide added protection in the event of a rollover accident.

The dual-cell structure is manufactured using Autoliv's patented one-piece weaving technology.

OTHER IMPORTANT PRODUCTS
Autoliv also produces electronic airbag control units (ACUs), knee airbags, anti-sliding bags, steering wheels (typically integrated with the driver airbag), and child seats, as well as integrated booster cushions for children, night vision systems and other active safety systems.

WE SAVE LIVES WORLDWIDE

We are the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. We develop, market and manufacture airbags, seatbelts, safety electronics, steering wheels, anti-whiplash systems, seat components, and child seats, as well as night vision systems and other active safety systems. We account for more than one third of the global market.

According to the U.S. National Highway Traffic Safety Administration (NHTSA) in the United States alone, seatbelts and airbags save more than 15,000 lives and prevent more than 300,000 injuries every year. Since Autoliv accounts for more than one third of all seatbelts and airbags that are produced in the world and there are even more traffic accidents and fatalities in other regions of the world than in the United States, we estimate that our products save over 15,000 lives globally every year and prevent at least ten times as many injuries. The monetary savings to societies for health care, rehabilitation and loss of income is also at least ten times higher than our sales (see page 18 in the Annual Report).

Autoliv, Inc. was created in 1997 from a merger between the Swedish company Autoliv AB and the American company Morton ASP. Autoliv now has 80 subsidiaries and joint ventures in 30 vehicle-producing countries with nearly 40,000 employees. In addition, we have technical centers in nine countries with 20 crash test tracks - more than any other automotive safety supplier.

Autoliv's shares are listed on the New York Stock Exchange (under the symbol ALV) and its Swedish Depository Receipts (SDR) are listed on the Stockholm Stock Exchange (under the symbol ALIV).

VISION, MISSION AND STRATEGY

OUR VISION is to substantially reduce traffic accidents, fatalities and injuries.

OUR MISSION is to create, manufacture and sell state-of-the-art automotive safety systems.

OUR STRATEGY is to be vehicle manufacturers' first-choice supplier through:
  Technological leadership
  Complete system capabilities
  Highest-value safety system solutions
  Cost efficiency
  Quality excellence
  Global presence
  Highest level of service and commitment
  Dedicated and motivated employees

OUR VALUES ARE:
Life	- We have a passion for saving lives.
Customers	- We are dedicated to creating satisfaction for our customers and value for the driving public.
Employees	- We are committed to the development of people's skills, knowledge and creative potential.
Innovation	- We are driven for innovation and continuous improvement.
Ethics	- We adhere to the highest level of ethical and social behavior.
Culture	- We are founded on global thinking and local actions.

Summary 2005
  Record sales despite a drop in car production in our largest market
  Continued strong market growth for side airbags
  Higher raw material costs but operating income maintained
  Utilization of Jobs Creation Act opportunity
  Net income, earnings per share and return on equity affected by this one-time tax savings opportunity
  Dividend increased and share buybacks accelerated

U.S.$	2005	2004	2003
Sales (in millions)	6,205	6,144	5,301
Operating income (in millions)	513	513	427
Net income (in millions)	293	326	268
Earnings per share (assuming dilution)	3.26	3.46	2.81
Cash from operations (in millions)	479	680	529
Return on shareholders' equity (%)	11.7	13.2	12.2
Dividends paid (in millions)	105	70	51

Stable Margins Despite a 1.5 percentage point negative effect from higher raw material prices, operating margin stood almost unchanged at 8.3% in 2005 compared to 8.4% in 2004.

Record Sales Since 2001, consolidated sales (including acquisitions and currency effects) have grown by 55%, compared to a 5% growth in the light vehicle production in the Triad (i.e., Europe, North America and Japan) during the same period.

Record Shareholder Returns During 2005, Autoliv returned a total of $483 million to shareholders through stock buybacks and dividend payments. This was 65% more than net income and corresponds to 18% of the Company's average market capitalization during 2005.

Driving on - President's Letter

Dear Shareholder,
2005 was a challenging year for the automotive industry. Steel prices skyrocketed and vehicle production declined in Western Europe, our most important market. Several vehicle manufacturers were faced with heavy losses, and some suppliers (as well as Rover) even had to file for bankruptcy.

In this environment Autoliv fared comparably well because our consolidated sales rose by 1% and operating income was maintained despite an increase of about $90 million in raw material prices.

To cope with this tough environment, we continued to restructure our operations and "invested" $16 million more in 2005 than in 2004 in plant consolidations and other restructuring activities. Excluding this additional cost, operating margin improved to 8.5%. Thus continuing the underlying trends from prior years.

Since 2001, sales have jumped by 55% and organic sales (i.e., sales excluding currency effects and acquisitions/divestitures) have increased by 23%. During the same period, net income and earnings per share have tripled, even after adjusting for negative one-time items in 2001.

As in prior years strong cash generation also continued and hit $176 million before financing activities (but after voluntary pension plan contributions of $30 million). This means a free cash flow yield of more than 4% (cash flow relative to Autoliv's average market capitalization during 2005 of $4.1 billion).

All of this cash has been returned to shareholders. In addition, to create value for you and the other Autoliv shareholders, we have taken advantage of Autoliv's strong balance sheet and low borrowing cost to raise dividend payments and increase the level of share repurchases. As a result, we have returned a total of $483 million, which is 65% more than our 2005 net income.

STRATEGIES FOR THE FUTURE

Customer Mix
Over the past five years we have invested aggressively in Asia. With these investments, our market share in Japan has grown to nearly 20% and to even higher market shares in Korea and China. Equally important is the superior global customer mix that we have attained through this expansion (see graph on page 9 in the Annual Report). Many Asian vehicle manufacturers have set up production in North America and Europe and now take market share from our traditional customers. For continued success, it is therefore crucial that we have strengthened our presence in Asia and among the Asian vehicle manufacturers.

Market Mix
Our investments in Asia and Eastern Europe are also important because the Rest of the World region already produces more vehicles than any other region. In addition, the RoW vehicle production is expected to grow by 8-10% per year.

The average safety content in these vehicles is still much lower than in vehicles in our traditional markets. But increasingly these vehicles will be equipped with improved seatbelts, frontal airbags and even side airbags. As a consequence, the automotive safety market is expanding faster in these markets than in our traditional markets. Thanks to Autoliv's strong position in these regions, we will benefit from this trend.

However, this shift in mix will also slow down the growth in the average safety content per vehicle as more low-end cars will be produced globally for the emerging markets and relatively fewer premium vehicles for the established markets in Western Europe and the U.S. In parallel, we expect prices for safety products to continue to decline, partially as a result of the scramble for production capability in low-cost countries, which reflects the current trend in our industry as well as many others.

Cost reductions
Our strategy to move production to low-cost countries has been pivotal in offsetting the pricing pressure from customers. In 2005, we decided to move our British airbag assembly primarily to Turkey and most of our Australian seatbelt and webbing production to China. In addition, we closed one plant in France.

We now have 40% of headcount in low-cost countries, compared to 35% a year ago and less than 10% in 1999 when the focus on production reallocation was initiated (see graph on page 9 in the Annual Report).

R,D&E investments
In line with our strategy, we continued to invest in R,D&E. In 2005, these expenditures, net, rose by 5% and amounted to 6.2% of sales.

We launched the world's first curtain airbag for convertible vehicles and Autoliv's night vision system (see pages 4 and 15 of the Annual Report). We also introduced an "active hood" that protects pedestrians.

In addition, we entered into a cooperation agreement with Magneti Marelli for emergency call systems and other telematics systems.

Market Growth
Last year, we continued to expand our manufacturing capacity, mainly for side airbags. We expect a particularly strong demand for the Inflatable Curtain.

In 2004, the U.S. government proposed new regulations that could, in effect, mandate such curtain airbags on all new vehicles by 2011. As a result, we expect sales for this product to continue to grow during the rest of this decade.

PLANS FOR 2006

In 2006, we expect to strengthen our superior presence in the Asian markets. We are currently building three new plants in China for steering wheels, electronics and gas generators.

We are committed to continuing consolidating our supplier base. As existing long-term contracts expire, we will gradually reduce the number of suppliers from over 2,000 to around 500. The move of our production to low-cost countries will continue, but the greatest cost-savings potential could be realized by purchasing more of the components we need in low-cost countries. Before the end of this decade, we intend to source 50% of our purchase cost in these countries compared to our current level of "only" 20% and less than 15% a year ago.

OUTLOOK

During the first quarter, light vehicle production in the Triad is expected to increase by 2%. However, light vehicle production in Western Europe is expected to decline by 1% with a significant negative model mix effect for us. Currency effects are expected to reduce our sales by 5%. Consequently, sales are expected to decline by 8%. Despite this decline, operating margin is expected to improve from the 7.6% level recorded in the first quarter 2005, and operating income is expected to exceed the $129 million recorded in the same quarter 2005.

During the full year 2006, light vehicle production in the Triad is expected to increase by 1% despite a 2% decline in Western Europe with a negative vehicle model mix. The decline in our sales in the first quarter is expected to diminish already in the second quarter, and during the fall sales are expected to start to pick up gradually with a positive momentum into 2007. As a result, we expect organic sales for 2006 to be relatively flat.

Interest expense, net should be favorably impacted by the Jobs Act transaction in 2005 and by Autoliv's Eurobond coming to maturity in May 2006. These transactions could potentially reduce interest expense in 2006 by approximately $15 million, given current exchange rate and interest rate differences in Sweden and the U.S. However, this favorable effect may be offset by higher market interest rates and a higher average net debt due to the share repurchases. Consequently, we expect a healthy growth in earnings per share despite a challenging vehicle production.

Lars Westerberg

Higher Leverage To take advantage of Autoliv's strong balance sheet and low borrowing cost, we increased our leveraged position during 2005.

Headcount Allocation Total headcount has increased by 37% since 2001 to nearly 39,000 compared to sales that have increased by 55% during the same period. Headcount in high-cost countries has been reduced to 60% of total headcount from 75% in 2001.

Sales Mix The rapidly-growing markets in the Rest of the World (RoW) (i.e., mainly Asia, excluding Japan) accounted for 11% of revenues compared to 5% in 2001. Autoliv's dependence on the "Big 3" in North America (GM, Ford and Chrysler) has declined from 24% to 15% of sales during the same period.

Creating Shareholder Value - Maximizing Long-Term Cash Flow

Our value-creating process focuses on long-term cash flow with an aim of providing funds for competitive returns to shareholders - in addition to maintaining earnings momentum and an adequate financial position. We therefore focus on growing earnings per share, while efficiently managing the capital required to take full advantage of Autoliv's growth potential.

TOPLINE GROWTH

One of Autoliv's targets is to outperform the global occupant restraint market.

This target has been met every year for the last several years except for 2005 due to a 3% decline during the year in West European vehicle production. Our market has risen by an average rate of 5% since 1997 when the new Autoliv company was created (see graph on page 10 in the Annual Report). At the same time, Autoliv's sales have grown at an annual average rate of 8.6%, and by approximately 5% excluding acquisitions and currency translation effects.

The market is driven both by global vehicle production and higher safety content per vehicle (partially offset by price erosion). On average, these trends have caused the market to rise annually by 2.0% and 3.1%, respectively, since 1997.

In 2005, the market grew by nearly 4% to $17 billion as a result of the strong vehicle production in Asia. Vehicle production dropped in Western Europe where the safety content per vehicle is much higher than in Asia. As a consequence, the global average in safety content per vehicle remained around $265 as in 2004.

Market Share Gains
Our Company has the potential to outperform the market by being better positioned in the market's growth areas, such as side airbags and advanced seatbelt technologies. We have strong positions in the emerging markets in Asia where both vehicle production and the safety content per vehicle are growing relatively fast.

Compared to most of our competitors, we also have a better position with Asian vehicle manufacturers who are rapidly increasing their production volumes. Consequently, we expect to continue to increase our market share long-term, even though that may not be possible in 2006 due to the continued decline in West European vehicle production.

Market Growth
Our market should continue to grow, mainly as a result of new technologies and new regulations that increase the safety content per vehicle. The most important new regulation is the proposal from the U.S. Department of Transportation to introduce new side-impact test requirements for all new vehicles in the United States. This regulation is expected to be adopted in 2006.

In addition, global light vehicle production is expected to continue to grow. However, most of this growth will occur in China and other emerging markets, where the safety content per vehicle is still very low. At the same time, several high-end vehicles are already very well equipped with safety features. Consequently, the average sales value per vehicle for our industry is not expected to grow as fast as in recent years.

COST CONTROL
Nearly 50% of our revenues are spent on components and other direct materials from external suppliers. Of these costs, the raw material portion is 36% corresponding to 18% of sales, while the remaining 64% (or 32% of sales) is value added in the supply chain. Of revenues, 26% is used for salaries and other costs for employees (most of whom are in manufacturing).

R,D&E (Research, Development and Engineering) currently absorbs 6%, and S,G&A (Sales, General and Administration) about 5% of sales. Both R,D&E and S,G&A expenditures are primarily salaries.

Direct Material
Our long-term target is to annually reduce direct material costs in line with the decline in market prices for our safety systems. We have met this target in the past. However, in 2005, we reduced material costs by less than 1% due to higher steel and other raw material prices. The steel content in components corresponded to 7% of sales.

The most efficient cost-reduction method is redesigning and replacing existing designs and components with new, more cost-efficient ones. For instance, we recently started to introduce a passenger airbag that has 40% less weight than the previous product generation. Using fewer components also accelerates the manufacturing process, thereby reducing costs even more.

Another cost-reduction method is our supplier consolidation program which is expected to reduce the number of suppliers from over 2,000 to less than 500 before the end of this decade. By then we also expect to have increased our component sourcing in low-cost countries from less than 15% in 2004 to 50%.

Labor Costs
For several years we have met our target to improve labor productivity by at least 5% per year in order to offset higher labor costs. In 2005, labor productivity (measured as a reduction of labor minutes per manufactured unit) improved by 7%.

In addition, we continue to reallocate jobs to low-cost countries. In 2005 alone, we increased headcount in these countries by 1,400 to 40% of total headcount and reduced headcount in high-cost countries by 2,400.

Thanks to these measures total labor costs have been reduced to 26% of sales from 28% in 2001 despite pricing pressure from customers, salary increases and expansion in R,D&E.

SHORT-TERM CASH FLOW

Roughly one-third of Autoliv's costs are relatively fixed. As a result, our short-term earnings are highly dependent on capacity utilization in our plants and are therefore sales dependent. Cash flow also depends on the timing of payments from customers (primarily the ten largest vehicle manufacturers). Short-term cash flow could therefore swing substantially from month to month.

Total production levels in our major markets are good overall indicators of our capacity utilization, but the production levels of individual vehicle models are most critical, since many under-utilized production lines cannot be used to supply another car model.

CASH REQUIREMENTS

At the end of 2005, working capital stood at 8.3% of sales, which is in line with our policy not to exceed 10%. We expect to meet this target also for the next few years (although it may fluctuate between quarters).

We should also be able to continue to conform to our policy that the leverage ratio should be significantly below three and our interest coverage ratio significantly above 2.75 (for definitions see page 60 in the Annual Report). These ratios were 1.1 and 14.1, respectively, at the end of 2005.

Furthermore, we believe depreciation (including amortization) will be adequate for covering anticipated capital expenditures during the next few years. The need for additional manufacturing capacity could, however, be affected by, for instance, the above-mentioned new side-impact test regulation in the United States.

CAPITAL EMPLOYED
During the past five years, it has been possible to grow sales by 55% and double operating income. At the same time, we increased capital employed by a mere 10%.

This improvement in capital utilization reflects a number of initiatives, such as plant consolidations, outsourcing and moving to low-cost countries where less capital-intensive manufacturing processes can be used. It is also a reflection of the fact that growth in sales and profits have been achieved without any major goodwill-increasing acquisitions. As a result, goodwill and other intangibles now correspond to less than 25% of sales compared to more than 50% at the start of the company in 1997. Since our market tends to increase, it should be possible to continue this trend and grow business organically rather than by major acquisitions. As a result, we should be able to continue to grow earnings faster than capital employed.

Returning Funds
In conclusion, Autoliv has the potential to continue to generate strong free cash flow and return this cash to shareholders through dividend payments and stock buybacks, depending on which of these methods (or a combination of them) is most efficient in creating shareholder value.

In addition, the Company has significant borrowing capacity that could be used to take advantage of current low interest rates in order to create incremental shareholder value. At the end of 2005, the Company paid less than 2% on marginal borrowing which was less than the 2005 dividend yield (i.e., annual dividend in relation to average market capitalization). Consequently, the Autoliv Board decided in 2005 to take advantage of these favorable conditions and increased the dividend and accelerated the on-going stock repurchases.

During the year, 8.4 million shares were repurchased for $378 million (i.e., an average cost per share of $44.79). At the end of the year, a new mandate was authorized to allow for another 10 million shares to be repurchased.

Since the inception of the repurchase program in 2000, 20 million shares have been repurchased for $698 million at an average cost of $34.85 per share. At the end of 2005, Autoliv's shares closed at $45.42, indicating a market value in the magnitude of $900 million. This indicated increase of 30% in the market value compares favorably with the 20% reduction in the number of shares outstanding due to the share repurchases.

By continuing to take advantage of Autoliv's low interest expense and buying back shares, it should be possible to grow earnings per share faster than sales, thereby improving the potential to create further shareholder value.

Ways to Create Shareholder Value When analyzing what to do with cash flow from operations ($479 million in 2005), we use the model depicted on page 12 in the Annual Report. Since we, in 2005, paid less than 2% interest on marginal loans while our return on equity was 12%, we invested $303 million in our business. We also increased dividend payments to $105 million from $70 million in 2004.

In addition, since our borrowing costs are so low, it is not profitable to reduce debt but rather to increase it. Consequently, we increased borrowing by $278 million to boost share buybacks to $378 million from $145 million in 2004.

Cost Breakdown Of Autoliv's revenues, 49% is used for buying components from external suppliers. The second most important cost to control is labor, which represents 26% of sales, including 10% for direct labor in manufacturing and 16% in indirect labor in overhead and research and development. Other costs which also represents 16% of sales include depreciation, freight, insurance and a variety of other small cost items.

RAPID GROWTH IN ASIA

Autoliv's sales in the Rest of the World (RoW) have increased at an average rate of approximately 25% since 1997, and now this region accounts for 11% of consolidated sales compared to 4% in 1997. This change mainly reflects our aggressive investments in Korea, China and other Asian markets where both vehicle production and the demand for safety systems are increasing relatively fast.

At the same time, our dependence on the European markets has declined from 61% in 1997 to 54% in 2005, despite the fact that sales in Europe have increased by approximately 70% during that period.

The North American market accounts for 26% of Autoliv's revenues, compared to 25% in 1997, although Autoliv's dependence on GM, Ford and Chrysler has declined to 15% from 22%. We have instead increased sales significantly to Asian and European vehicle plants in North America. As a result, these customers accounted for 11% of sales in 2005 compared to 3% in 1997.

The Japanese market accounts for 9% of sales compared to 10% in 1997.

In addition to Japan, the most important individual markets are the United States (20%), Germany (15%), France (13%), Great Britain (6%), Spain (5%) and Sweden (5%).

GROWING MARKET SHARE

Autoliv has steadily increased its market share and now commands, according to our estimates, more than one-third of the global market.

Our competitive edge is a result of our technological leadership, superior global presence and system capabilities, with inhouse expertise in all key competence areas. We have also advanced our positions in Asia to take advantage of the superior growth in that region. This has given us a better customer mix globally than most of our competitors.

TRW Automotive, which accounts for about a fifth of the market, is an American company with shares listed on the New York Stock Exchange.

Takata, which also accounts for about one fifth of the market, is a Japanese family-owned company. Takata has grown its business partially as a result of the global success of the Japanese vehicle manufacturers.

All other competitors (including Toyoda Gosei and Key Safety Systems, i.e. formerly Breed) account for approximately 25% of the market.

DIVERSIFIED CUSTOMER MIX

In 2005, Ford and its companies (e.g., Volvo with 7%) accounted for 21% of Autoliv's revenues (compared to 23% in 2004). Renault/Nissan accounted for 14% (15% in 2004) and GM companies for 13% (12% in 2004).

Volkswagen and Peugeot/Citroën are just below 10%, while Toyota and DaimlerChrysler are at 7% and Honda at 6%.

From a risk point of view, it is important that no contract accounts for more than 5% of consolidated sales. Our largest contract is due to expire in 2009. Each contract typically involves one vehicle platform and is usually valid as long as that platform is produced (approximately 4-5 years).

The contracts are awarded approximately three years before vehicle production starts.

Research & Development - A Key to our Leadership Position

Autoliv's technology leadership has been key in establishing the Company as the industry's global sales leader with superior profitability. The pursuit for new cost-efficient safety technologies continues - in addition to implementing further improvements and cost reductions in existing products.

INTEGRATED SAFETY

After having become the global leader in seatbelts, airbags and other passive safety systems, Autoliv has started to develop active safety systems. These are systems that help the driver avoid accidents, or intervene automatically while a crash is still avoidable. They include (see illustration on page 14 in the Annual Report) safety-enhancing:

- Convenience systems such as Night Vision, Adaptive Cruise Controls (that maintains the speed and distance with the vehicle ahead) and Queue Assist Systems (that automatically stops and starts the vehicle in queues).

- Warning systems such as Collision Warning, Lane Departure Warning and Pedestrian Warning (that warns the driver of a pedestrian at risk).

- Emergency systems that automatically control the vehicle, should the driver not react or react too slowly. These systems include Crash Mitigation by Braking, Crash Avoidance and Pedestrian Impact Mitigation.

In our traditional area of passive safety, we are focusing on:

- Pre-crash systems that act when a crash is unavoidable. These few critical tenths of a second before a crash could, in future systems, be used to tighten seatbelts (using Active Seatbelts with pre-pretensioners) and for other reversible systems. The pre-crash phase could also be used to inflate airbags more gently (using pre-crash triggering).

- In-crash systems that mitigate the crash violence by using, for instance, even better seatbelt pretensioners and airbags than today or Autoliv's new "pop-up hood" for pedestrian protection that was introduced in 2005 on the new Jaguar XK.

- Post-crash systems such as E-call that automatically call an ambulance after a crash and Event Data Recorders that save critical data from a crash (like the "black box" in an airplane).

Most of the active systems will interact with the passive safety systems and be controlled by a common electronic unit to provide the best possible integrated safety system.

Autoliv's technological leadership in passive safety is therefore a competitive advantage when active and passive safety are integrated.

SAFER NIGHT DRIVING

Autoliv's Night Vision System, which was introduced in 2005 on the BMW 7 series, will enable drivers to see up to 1,000 feet (300 meters) at night compared to less than 300 feet (100 meters) with existing low-beam headlights.

The key to the system's superior performance is the capability of the camera to sense heat from objects and living beings. The system is so sensitive that it can see in total darkness without any lamps or illumination. As a result, the field of vision is not dependent on or limited to the beam of the headlights or of an infrared (IR) light source as in "near-zone" infrared vision systems.

The driver can not only see farther than with traditional lights or "near-zone" infrared systems, but can also see the areas surrounding the road to detect animals and children running into the path of the vehicle. The new camera has a wide-angle lens, large enough to cover the normal field of view of humans. The camera also has a digital zoom-in/zoom-out function that is controlled by the speedometer and the steering wheel. At 50 mph (80 km/h) the speedometer automatically zooms the display and enlarges objects in the distance. If the road should bend, turning the steering wheel would pan the displayed image automatically to one side so the driver can easily follow curvy roads on the display.

Since the system does not depend on illumination, it cannot blind drivers in other vehicles or other road users, nor can lights from other vehicles blind the system. Consequently, it enables the driver to see equally well when using either low or high beams.

This makes night driving more comfortable and safer. Generally, night driving is 2-3 times more risky than daylight driving. In Europe, more than 20,000 people are killed every year in night-time accidents and an additional 560,000 people are injured.

NEW AIRBAG
Although airbags save thousands of lives every year, they are potentially dangerous for children and other occupants who are sitting too close to a deploying frontal airbag.
To reduce this risk for children, the vehicle manufacturers install airbag suppression systems. However, these systems have several drawbacks (e.g. high costs, low accuracy and complicated installation in the seat).
Autoliv is therefore developing an airbag that could automatically release pressure should the occupant be too close to the bag. If the occupant is at a safe distance to the bag, two straps will be stretched and, as a consequence, cinch their vent tubes to allow gas pressure to build up in the bag.
This "Cinch Tube Airbag" is currently being tested to confirm that it is as efficient and safe as existing airbags. The work is being done in cooperation with a vehicle manufacturer.

Record Investment in R,D&E
During 2005, we increased our gross expenditures for R,D&E by 1% to $475 million or to 7.7% of sales from 7.5% in 2004 and 7.2% in 2001. Of the 2005 amount, $85 million was related to customer-funded engineering projects and crash tests.
Net of this income, we increased our R,D&E expenditures by 5% to $386 million or to 6.2% of sales, compared to 6.0% in 2004 and 5.0% in 2001.

Number 1 in Safety Patents
According to the latest published data, Autoliv accounted for more "subsequent patents filings" in automotive safety than any other company. Autoliv holds 3,500 patents, an increase of 300 from 2004 and an increase of 50% over the past few years.
The expiration of any single patent is not expected to have any material adverse effect on Autoliv's financial position.
We also hold a few trademarks, but patents are more important in our industry, since products are not sold directly to the car buyers.

Human Resources - Investing in People

Our Human Resources (HR) organization and activities support Autoliv's overriding profitability target by making sure that our Company offers an attractive and safe workplace and by making sure that we have enough skilled, talented and motivated people to maintain growth.

TRAINING INVESTMENTS TRIPLED

We have increased our investments in employee training and development programs to a record high of 6.5 days per employee per year from less than two days five years ago. We offer a wide range of such programs, including on-the-job training, job rotation and international assignments. Our belief is that by investing in these programs we will get a highly motivated workforce. By giving our employees a broader view, we are increasing the workforce mobility and developing our organization to be more global, flexible, dynamic and target-driven.

We also have a program for identifying employees with high potential who are offered development plans, including leadership training and expatriate positions. In order to attract and recruit high potentials externally, a global trainee program has been introduced. This first program has ten participants representing six nationalities and an average age of 28 years. Of the participants, 40% are women.

We believe that building a network of highly qualified people and developing the organization to be less hierarchical is an investment for the future. By encouraging our employees to grow, we will grow our business by providing our employees with a more global view, our organization will strengthen its competitive edge in a global environment.

In addition to attracting and retaining talented professionals and skilled workers, our target is not only to have a balance between men and women, but also a diversity of age groups and nationalities. Additionally, as a minimum, 70% of our newly appointed managers should be internally recruited. To meet these targets, a new succession-planning program for all key positions worldwide was introduced two years ago.

NEW SAFETY RECORD

To remain an attractive employer, we invest in the well-being of our associates. These investments range from safe and healthy workplaces and competitive compensations to ethical principles and promoting sustainable development.

All of our plants' safety records are benchmarked. In 2005, ten plants met our tough target of zero injuries, compared to seven plants in 2004. The graph on page 16 in the Annual Report shows the injury rate (i.e., number of injuries per 200,000 work hours) for the entire corporation.

INNOVATIVE EMPLOYEES

Another operational indicator of our global manufacturing monitoring system is the number of improvement suggestions per employee.

No one is better in proposing improvements to the manufacturing processes than the line operators themselves. We therefore encourage our employees to be creative and we benchmark globally the suggestion rates at our plants.

During 2005, we received 33% more improvement suggestions per employee than in 2004, which should contribute to additional productivity improvements over the next years.

PRODUCTIVITY CONTINUES TO IMPROVE

In 2005, we improved our labor productivity by 7%, exceeding our target of 5% improvement.

A broader measure that we monitor is the value added per headcount. Since 2001, it has increased by 6% per year on average to nearly $76,000 per head compared to the average headcount cost, which has increased by 5% per year to an average of about $41,000 per head. During 2002 and 2003, the value added and the average headcount cost were boosted by the stronger Euro. These variables are also affected by the move to low-cost countries, where manufacturing is less automated and therefore the value added per head is lower.

EQUAL OPPORTUNITIES

Our Ethical Code draws on the "Global Sullivan Principles of Social Responsibilities" and on the UN's "Global Compact". Consequently, we:
  Promote equal opportunities for all employees at all levels irrespective of such issues as color, race, gender, age, sexual orientation, ethnicity or religious beliefs.
  Strive to increase the number of women in managerial positions, which is reflected in our identification process for high-potentials.
  Condemn the exploitation of children, physical punishment and other forms of abuse.
  Provide safe and healthy workplaces.
  Respect our employees' voluntary freedom of association.
  Compensate our employees to enable them to meet, at least, their basic needs and provide the opportunity to improve their skills and capability in order to raise their social and economic opportunities.
  (The code is available at www.autoliv.com under "Governance".)

WELL-BALANCED WORKFORCE

The average age of our employees is only 35 years, which reflects the Company's rapid expansion over the past few years.

Almost half of our associates are women, also with a similar age distribution.

HIGHER LABOR PRESENCE

Reduction of absenteeism in our plants is an important target for us, especially in Western Europe, where absenteeism has historically been 6-10%.

The absenteeism levels in our plants in America, Eastern Europe and the Rest of the World are 2-3% despite almost identical manufacturing processes in all assembly plants globally. One reason for this difference in absenteeism is the public health care compensation programs in Western Europe.

During 2005, by targeting and focusing on absenteeism, we successfully reduced the absenteeism in several West European facilities.

Corporate Social Responsibility - Benefits for Society

Corporate Social Responsibility (CSR) is a relatively new term for the responsibility a company assumes for society, its employees, suppliers and other stakeholders. For Autoliv, CSR is not new; it is what our business has always been about, because saving lives and reducing traffic injuries is our business mission.

Several studies have shown that automotive safety systems such as seatbelts and airbags are very cost-efficient for societies. One of the most thorough studies was made in 2000 by the National Highway Traffic Safety Administration (NHTSA) based on data from the United States.

According to this study ("The Economic Impact of Motor Vehicle Crashes"), seatbelts that year saved nearly 12,000 lives in the U.S. alone. In addition, they prevented approximately 325,000 injuries - varying in severity from minor to critical (i.e., from AIS 1 to AIS 5 in the generally accepted "Abbreviated Injury Scale"). Consequently, seatbelts make a very significant contribution to reducing human suffering.

In addition, seatbelts saved billions of dollars in medical costs, productivity, insurance payments, legal costs, etc. NHTSA estimates these direct cost savings to be nearly $1 million for each life saved, while the cost savings from injuries vary from $5,941 for each minor injury to more than $1 million for each critical injury that is avoided (see table). These direct savings add up to almost $50 billion.

Since Autoliv in 2000 accounted for 20% of the U.S. seatbelt market, the Company's contribution to these savings was approximately $10 billion, which should be compared with the Company's sales of seatbelts in the U.S., which were $260 million in 2000. This would indicate that the cost savings to the U.S. society could be nearly 40 times as much as the society's cost for our seatbelts.

This calculation does not include the cost for installing belts in vehicles (which does not involve us as a supplier). In addition, the calculation only reflects direct savings such as reduced medical costs but does not include savings from eliminated pain and suffering of injuries and fatalities. Since NHTSA estimates these "quality of life savings" to amount to nearly $2.4 million per life saved, there is enough margin to cover the installation costs and to draw the conclusion that the cost advantages for societies from Autoliv's seatbelts are substantial.

Generally, the savings impact of each additional safety system is less, because seatbelts (i.e., the primary mode of protection) have already eliminated the most pressing needs.

As to frontal airbags, NHTSA estimates (in "Lives Saved by the Federal Motor Vehicle Safety Standards and Other Vehicle Safety Technologies, 1960-2002"), that these airbags reduced fatalities by 12% in 2002 and serious to critical injuries (i.e., AIS 3-5) by 15%.

As to side airbags, NHTSA has recently proposed new regulations for side impact tests. In its proposal, NHTSA estimates the net benefit (i.e., savings minus costs) to society to range between $200 million and $1.5 billion annually. The wide range reflects the difficulties in foreseeing which safety product, or products, will be used to meet the test criteria and how many vehicles will already have them by September 2011, when the proposed law is intended to apply to all new vehicles.

Estimated Savings for the U.S. Society from Seatbelt Usage
	AIS 1)	Cost/injury	No. of injuries prevented	Savings in millions
Minor	1	$5,941	N/A	N/A
Moderate	2	$62,020	233,365	14,470
Serious	3	$178,358	67,387	12,020
Severe	4	$337,301	19,006	6,402
Critical	5	$1,077,567	5,065	5,458
Fatality	5	$957,787	11,889	11,387
Total			335,712	49,737
1) Abbreviated injury scale.
Source: "The Economic Impact of Motor Vehicle Crashes 2000" from the National Highway Traffic Safety Administration (NHTSA) and Autoliv.

Environment - A Competitive Tool

ENVIRONMENT

Our environmental management goes beyond the legal requirements, since recyclable and environmentally friendly products are a competitive tool in the automotive industry.

Our environmental management is based on analyses of the entire lifecycle of our products. This is important since the environmental impact from using a product or producing its raw materials could be much greater than the impact from the product's manufacturing and assembling processes. For Autoliv's products this is typically the case.

Most of our products are produced from steel and other metals, or plastics and other oil-based materials. The products are installed in vehicles where their weight will affect the fuel consumption and emissions during the long life of the vehicle. Our products could also affect the environment when the vehicle is scrapped, if due attention is not paid to the material selection.

As a result, we focus on all phases of a product's life, and not only on the manufacturing phase that, in our case, is the phase that has the least environmental impact. In effect, the environmental effects from most of our plants are so low that they can be compared with the effects from service companies.

BEFORE MANUFACTURING

The most important contribution we can make to the environment is to redesign and develop environmentally friendly safety systems of low weight. Our latest passenger airbag has 40% less weight than the previous product generation. Our latest buckle pretensioner has 70% less weight than the first generation. These two examples alone save 20,000 tons annually (mainly steel) and lead to a corresponding environmental improvement in our supply chain.

We will drive this trend on by continuously making our products smaller and lighter.

We also work closely with our suppliers in several other respects and encourage them to implement an international environmental management standard, preferably ISO 14001. We also require them to adhere to our environmental policy.

INTERNAL IMPROVEMENTS
It is our policy that every Autoliv facility be certified according to ISO 14001. At the end of 2005, certified plants accounted for almost 100% of our revenues. The few remaining plants are essentially new manufacturing facilities that have not yet been certified.

Our plants monitor relevant environmental factors, such as energy consumption, water consumption and freight.

Since the environmental impact from our manufacturing process is low, we focus on reducing freight and packaging materials, where we have the highest savings potentials.

AFTER DELIVERY
We actively support our customers in their environmental programs. We are, for instance, represented in the Ford Supplier Sustainability Forum together with ten other leading Ford suppliers who have a track record of being at the forefront of environmental management.

The most significant contribution we can make to our customers' environmental targets is to continue to reduce the weight of our products, thereby reducing vehicles' energy consumption and emission. This will help meet the vehicle industry's new commitment that carbon dioxide emissions in Europe should be reduced by 30% in new vehicles.

The European directive End of Life of Vehicle (ELV) requires that 85% of the material in all new vehicle models should be recoverable by 2006 and 95% should be recoverable by 2015.

Although the ELV does not specify recovering levels for individual car components (such as airbags) but only states the recovery levels for the whole vehicle, we will make sure that our products will contribute to meeting these standards.

The EU-directive also bans the use of hazardous substances such as lead. Currently, some of our igniters for airbags contain lead (less than one-hundredth of a gram). These igniters will be phased out within the required time limit.

Improvements Continue
From the levels recorded in 2000, a typical Autoliv plant has reduced its energy and water consumption in relation to sales to 70% and 60%, respectively. Transportation has become more than 25% more efficient than in 2000.

Soon at 100%
At the end of 2005, 85% of Autoliv's facilities had been certified to ISO 14001, an international environmental management standard. These facilities account for almost 100% of consolidated sales.

"Green" as a Bank
In relation to sales, the carbon dioxide emission from a typical Autoliv assembly plant is seven to ten times less than from most manufacturing plants in engineering companies. In fact, the emission levels are comparable to the emissions of a bank or other service company. The comparison is based on an index that Folksam, a Swedish insurance company, has developed.

Quality - A Key to our Profitability

Our products never get a second chance. We must deliver flawless products and still meet the tough price conditions in the automotive industry. Achieving superior quality, while reducing scrap rates and other costs is therefore key to our profitability.

"NO SPILLS ALLOWED"
Superior quality is a "must" for a reliable, world-class supplier of safety systems. It affects our ability to win new orders, as well as impacting our margins through scrap and other related costs.

For these reasons, we are committed to a "zero defect" principle that emphasizes proactive methods aimed at eliminating root causes, rather than screening out non-conforming products at the end of the production line. There are four "safety nets" in this policy.

First, all new products must pass five checkpoints in Autoliv's Product Development System (APDS): Project planning, Concept definition, Product and process development, Product and process validation, and Product launch. In this way, we proactively prevent problems and ensure we deliver only the best designs to the market. A CDA-specialist (Corporate Design Authority) maintains in-depth knowledge about each of our product families. The CDA continuously ensures that the latest innovations are integrated into our systems, as well as approving all critical design changes that result from our aggressive cost reduction programs.

Second, we have developed a global Autoliv Supplier Manual (ASM) that defines a mandatory supplier collaboration process. We also require our suppliers to comply with QS 9000 (a special automotive quality standard) or with the new ISO/TS 16949.

Third, in Autoliv's Production System (APS), our production lines are designed to stop automatically if a component is not assembled correctly.

Equally important is the training of our employees, especially our line operators. Emphasis is placed on ensuring that all team members are aware of and understand the critical connection between them and our life-saving products. This awareness is highly motivating for all Autoliv employees and results in a rich flow of proposals for continuous improvements.

Fourth, as part of Autoliv's Quality System, we prevent bad parts from entering our plants, and eliminate bad intermediate products as early as possible. Our manufacturing lines are equipped with sensors, cameras and other instruments, at selected critical stations, for detecting errors as early as possible.

As a supplement, we maintain an advanced product traceability system. Should there be a suspected problem, we are capable of tracing the issue (including components) to the vehicle level. This means that vehicle owners can rest assured that necessary actions will be taken without delay, which contributes to increasing the confidence people place in our safety systems.

FLAWLESS PRODUCTS AND DELIVERIES
Because quality ratings determine many buyers' choice of car model, superior quality has become increasingly important for automotive suppliers. Quality, however, is not just about product performance. It also includes many other aspects, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the "look and feel" is important to the car buyer.

We therefore register all deviations and include them in our ppm (parts per million) quality measure. The highest level accepted by our customers is 10 ppm. This represents one non-conforming part per hundred thousand delivered. To give an idea of how tough this target is, it could be compared to the number of days since 1750 (i.e., before, for instance, the founding of the United States). Ten ppm would require that there not be a single bad day in 250 years.

Management's Discussion and Analysis

Years ended December 31, (Dollars in millions)	2005		2004		2003

Consolidated sales	$6,205	1%	$6,144	16%	$5,301
Light vehicle production in the Triad* (in thousands)	45,928	1%	45,657	2%	44,830
Gross profit	$1,268	4%	$1,221	22%	$1,003
Gross margin	20.4%	3%	19.9%	5%	18.9%
Operating income	$513	0%	$513	20%	$427
Operating margin	8.3%	(1%)	8.4%	4%	8.1%
Net income	$293	(10%)	$326	22%	$268
Net margin	4.7%	(11%)	5.3%	4%	5.1%
Earnings per share	$3.26	(6%)	$3.46	23%	$2.81
Return on equity	12%	(8%)	13%	8%	12%
*North America, Europe (incl. Eastern Europe) and Japan.

IMPORTANT TRENDS

Autoliv, Inc. ("the Company") provides advanced technology products for the automotive market. In the three-year period 2003-05 (the time period required by the SEC to be reviewed in this analysis) a number of trends have influenced the Company's operations. The most significant trends have been:
  growing safety content per vehicle
  changes in light vehicle production along with changes in vehicle model and customer mix changes in raw material prices and component costs
  pricing pressure from customers and
  changes in foreign exchange rates
  Autoliv's increased focus on cash flow and capital efficiency

Safety Content per Vehicle
The most important growth driver for the Company's market is the steady increase in the safety content per vehicle. The Company estimates that this trend has expanded the market by 7% between 2003 and 2005.

Currently, the most important driver for this growth is curtain airbags. The global market for these side airbags has increased to $2 billion in 2005 from more than $1 billion in 2003. For Autoliv, this market growth has added half a billion dollars to sales in 2005 compared to 2003. It has also helped Autoliv outperform the market during the three-year period and increase its share of the global automotive safety market in line with our growth target for the Company.

Vehicle Production and Mix
The other growth driver for Autoliv's market is global light vehicle production. During the period, it increased faster than expected or by 2% in 2003, 5% in 2004 and 4% in 2005 to 62 million vehicles.

The growth occurred, however, primarily in the emerging markets and not in the Triad (i.e., North America, Europe and Japan). In Autoliv's largest markets light vehicle production declined by 2% in Western Europe and by 1% in North America, between 2003 and 2005. To take advantage of the superior growth in emerging markets, the Company has been positioning itself in Asia and Eastern Europe, through both consolidated subsidiaries and joint ventures. As a result, the Rest of the World (i.e., all markets outside the Triad) continued to grow in importance for Autoliv and accounted for 11% of the Company's revenues in 2005, compared to 10% in 2003 and 6% in 2001.

However, vehicles in emerging markets tend to have lower safety content than vehicles in the Triad. This shift in vehicle production and sales has started to hold back the relatively high average growth rate of the global automotive safety market.

Another factor of this trend is the growing global production for Japanese and other Asian vehicle manufacturers, which has increased by 16% between 2003 and 2005. To take advantage of this trend, Autoliv has made substantial investments in Japan, Korea, Thailand and, increasingly, in China. As a result, in 2005, Asian vehicle manufacturers accounted for 24% of the Company's revenues compared to 19% in 2003, while Autoliv's dependence on the "Big 3" in North America (GM, Ford and Chrysler) declined to 15% from 20% in 2003.

A third important factor has been Autoliv's ability to become a supplier to the best selling car models in Europe. The Company was particularly successful in this respect during the latest model change of the best selling models. Since most of these model shifts took place two to three years ago, they have helped Autoliv achieve superior growth during most of the past three-year period when the models were new. During the next few years, however, they could have a negative impact on sales growth.

For additional information on Autoliv's dependence on certain customers and vehicle models, see page 29 in the Annual Report.

Component Costs
Although the cost of direct materials is nearly 50% of sales, changes in raw material prices had a limited impact on the Company's performance in the beginning of the three-year period. Usually, it takes between six and twelve months for changes in raw material prices to feed through to Autoliv's cost of materials.

However, in the second half of 2004, significant price increases of raw materials, in particular steel, began to take effect and, during 2005, the Company was directly or indirectly through its suppliers faced with about $90 million higher costs. To offset this 1.5 percentage point negative effect on margins, we have introduced global sourcing programs, consolidated our supplier base, phased out unprofitable inflators and seat components, and begun to increasingly source components from low-cost countries. In combination with plant consolidations and moving production to low-cost countries, these measures have enabled Autoliv to improve gross margin to 20.4% from 18.9% in 2003. Of the improvement, 0.3 percentage points are due to a reclassification in 2005 of certain costs to R,D&E expense.

For additional information on the Company's exposure to raw materials and component costs, refer to page 29 in the Annual Report.

Pricing Pressure During 2003-2005, pricing pressure from vehicle manufacturers has increased, but the actual price concessions that the automotive safety industry has accepted have not been higher than in preceding three-year period. However, in combination with the higher raw material prices and the financial problems of some of our customers and suppliers, it has become increasingly difficult to offset the continuous pricing pressure. The pressure from customers has also taken new forms, such as reluctance to pay for engineering work and introduction of very long payment periods for engineering projects. This has been a main reason for the increase in Autoliv's R,D&E expense to 6.2% of sales in 2005 from 5.8% in 2003.

In this challenging environment we have fared comparably well thanks to higher growth in the automotive safety segment than in most automotive markets, our market share gains and the above-mentioned cost-reduction actions. As a result, operating margin has remained above 8% throughout the whole three-year period and even improved excluding a one-time license income in 2003 that boosted operating margin by 0.6 percentage points (see "Items Affecting Comparability" below).

Foreign Exchange Rates
During 2003 and 2004, currency translation effects increased reported sales by 11% and 7%, respectively, mainly due to a 31% fall in the dollar against the Euro from the beginning of 2003 until the end of 2004. In 2005, the impact of currency rate changes was negligible on sales.

Similarly, currency translation effects increased earnings per share by 19 cents in 2003, by 39 cents in 2004 and by 6 cents in 2005 and were a major contributor to the improvement in earnings per share to $3.26 in 2005 from $2.81 in 2003.

For additional information on the Company's currency exposure, refer to pages 30-31 in the Annual Report.

Higher Capital Efficiency
Over the past three years, the Company has generated $800 million in cash before financing activities. This reflects a 40% sales growth since 2002 and a 59% increase in operating profits achieved by a mere 9% increase in capital employed.

As a result, the trend of higher capital efficiency from previous years has continued and the capital turnover rate has been raised to 1.9 in 2005 from 1.7 in 2003. In addition, the return on capital employed improved to 16% from 14%.

Share Buybacks and Dividends
In order to increase shareholder value by taking advantage of Autoliv's strong cash flow, balance sheet and low borrowing cost, the Company accelerated, in August 2005, its repurchases of shares and declared the sixth dividend increase in less than three years.

As a result, the Company returned $565 million to shareholders during 2003-05 through its stock repurchase program and another $226 million through quarterly dividends. This corresponds to a pay-out ratio of 89% in relation to total net income during 2003-2005.

The 20 million shares that have been repurchased since the inception of the program in 2000 have been acquired at an average cost of $34.85 per share compared to the close price at the end of 2005 of $45.42.

ITEMS AFFECTING COMPARABILITY

Jobs Creation Act Transactions
During 2005, Autoliv made internal distributions of $337 million in August and of $518 million in December under the American Jobs Creation Act of 2004 (the "Jobs Act" or the "Act"). Of this amount, $810 million qualified under the Act.

The Act provides for an 85% deduction on certain earnings repatriated before 2006 to the U.S. The distributions also enabled Autoliv to replace some of its U.S. debt with debt in Europe at lower interest rates.

Savings from the transactions are expected - given current interest rates in Sweden and the U.S. - to be around $17 million annually on the net income line. In 2005, the transactions resulted in an incremental tax expense of $17 million and an incremental S,G&A expense of $1 million partially offset by interest savings on an after-tax basis of $5 million.

Taking all effects into account, net income in 2005 would have been $13 million higher or $306 million, earnings per share $3.41, assuming dilution, and the return on equity 12.2%. The transactions also boosted cash and cash equivalents at the end of 2005 (see page 27 in the Annual Report).

One time License Revenue
In 2003, operating income was affected by license revenue of $31 million included in other income. This was a result of Autoliv's wholly-owned subsidiary OEA, Inc. receiving a one-time consideration for past and future use of certain patents.
The license revenue increased net income by $26 million.

Non-U.S.GAAP Measures

Some of the following discussions refer to non- U.S. GAAP measures. Management believes that these non-U.S. GAAP measures may assist investors in analyzing trends in the Company's business.

Investors should consider these non-U.S. GAAP measures in addition to, rather than as a substitute for, financial reporting measures prepared in accordance with U.S. GAAP.

YEAR ENDED DECEMBER 31, 2005 VERSUS YEAR ENDED DECEMBER 31, 2004
Net Sales

Net sales for 2005 increased by 1% or by $61 million to $6,205 million due to currency effects and the consolidation of two joint ventures (see page 25 in the Annual Report). Excluding these effects, organic sales (i.e., sales excluding currency effects and acquisitions/divestitures) was flat despite a 3% decline in West European light vehicle production with a negative model mix for Autoliv.

Organic sales grew by 5% in the first quarter and by 1% in the second quarter. In the third quarter organic sales stood almost unchanged and declined by 4% in the fourth quarter due to the changes in West European light vehicle production. Organic growth was primarily driven by higher market penetration rates for curtain airbags, a favorable sales mix in North America and by the effects of Autoliv's strong presence in Asia. This increase was offset by pricing pressure and the phase-out of certain unprofitable products in addition to the negative effects from West European vehicle production.

A 1% organic increase in sales of airbag products was principally due to the continuing rollout of curtain airbags and market share gains in steering wheels, offset by the expiration of certain frontal airbag contracts and the phase-out of certain unprofitable airbag inflator contracts. A 1% organic decline in sales of seatbelt products was due to the decrease in West European vehicle production and the phase-out of certain unprofitable seat component products.

In Europe, where Autoliv generates more than 50% of its revenues, sales declined by 4% due to the impacts from West European light vehicle production.

In North America, which accounts for a quarter of Autoliv's revenues, sales increased by 4% despite flat light vehicle production. Sales were driven by strong demand for curtain airbags and other side airbags and by a favorable customer mix. This was partially offset by the expiration of some frontal airbag contracts and the continued phase-out of unprofitable inflators.

In Japan, which accounts for almost 10% of revenues, sales rose by 6% despite a negative currency effect of nearly 2%. Organic growth of slightly more than 7% was 3% better than the Japanese light vehicle production.

In the Rest of the World, which generated about one tenth of 2005 revenues, sales surged by 21% due to organic growth of 9%, currency effects of 7% and a 5% impact from the consolidation of two joint ventures. Organic growth was driven by sales in Korea and China, particularly for curtain airbags, steering wheels and seatbelts.

Gross Margin
Gross profit rose by 4% to $1,268 million and gross margin improved to 20.4% from 19.9% despite more than $90 million in additional costs in the supply chain from higher raw material prices. This negative margin effect of 1.5 percentage points was offset by improvements in purchasing and supplier performance.

Gross margin was also boosted by a 0.3 percentage point reclassification of certain costs to Research, Development & Engineering as well as by the trend that more customers are paying for engineering work as a part of the piece price rather than as one-time R,D&E reimbursement.

Operating Income
Operating income stood unchanged at $513 million and operating margin amounted to 8.3% compared to 8.4% in 2004 despite the effect from higher raw material prices and a 0.3 percentage point effect from higher costs in 2005 for plant closures and other restructuring activities.

The external costs for Sarbanes-Oxley were reduced to $6 million from $9 million.

"R,D&E" increased to 6.2% of sales from 6.0%, partly due to the above-mentioned reclassification. Amortization of intangibles declined to 0.2% of sales from 0.3% in 2004.

Other expense, net, increased to $23 million or 0.4% of sales from $11 million and 0.2% of sales in 2004 due to higher restructuring costs.

Interest Expense, Net
Interest expense, net increased to $37 million from $36 million in 2004 due to the effect of a $28 million higher average net debt which was used for stock repurchases and dividend payments. Net debt increased from $599 million at the beginning of the year to $877 million at year-end, despite the fact that operations generated $176 million of cash before financing activities.

The weighted average interest rate, net stood unchanged at 5.1% in 2005 compared to 2004. Higher floating dollar interest rates were offset by the effects of the American Jobs Creations Act transactions, see page 22 in the Annual Report.

Income Taxes
The Jobs Act transactions resulted in a $17 million tax expense, which caused the effective tax rate to increase by 3.5%. The effective rate, which increased to 35.9% from 30.8%, also rose as a result of taxes being provided on the income of several former loss-generating companies. Most of any remaining benefit coming from the use of the losses generated in previous years was recognized in 2004. The increases were somewhat offset by other net favorable adjustments.

Net Income and Earnings per Share
Income before taxes stood almost unchanged at $482 million despite the higher raw material prices and restructuring costs.

Net income declined to $293 million from $326 million in 2004, primarily due to higher taxes, and declined in relation to sales to 4.7% from 5.3% in 2004.

Earnings per share, assuming dilution, declined by 20 cents to $3.26 from $3.46 in 2004. The higher tax rate reduced earnings per share, assuming dilution, by 28 cents, of which approximately 19 cents was due to the Jobs Act transactions. The stock repurchase program had a favorable effect of 11 cents and currency effects had a favorable effect of 6 cents.

YEAR ENDED DECEMBER 31, 2004 VERSUS YEAR ENDED DECEMBER 31, 2003

Net Sales

Net sales for 2004 increased by 16% or by $843 million to $6,144 million. The weakening of the U.S. dollar increased reported sales by approximately 7%. Acquisitions made during 2003 and 2004 added incremental sales of $71 million or just over 1%.

Organic sales (i.e., sales excluding currency effects and acquisitions/divestitures) increased by $415 million or 8%. At the same time, production of light vehicles in the Triad is estimated to have been flat.

Organic sales increased in every quarter compared to the corresponding quarter in 2003 and outperformed the underlying vehicle production in the Triad. Organic sales grew by 4% in the first quarter, 10% in the second quarter, 8% in the third quarter and by 8% in the fourth quarter. The organic growth was primarily due to market share gains in seatbelts and higher market penetration rates for side curtain airbags, increased market and market share in Asia in addition to a favorable vehicle and customer mix in North America and Europe.

Reported net sales of airbag products increased 12%. The organic increase of 6% was principally due to the continuing rollout of the Inflatable Curtain, market share gains in steering wheels and higher penetration rates for thorax side airbags. The other 6% of the sales increase was due to currency effects.

Reported net sales increase of seatbelt products was 25%. The organic growth was 13%, primarily driven by continued market share gains in the Triad and by higher vehicle production in the Rest of the World. Acquisitions contributed 4% and currency effects 8% to the net sales increase of seatbelts. The market share gains were partly a reflection of the favorable customer and vehicle model mix.

In Europe, where Autoliv generates more than 50% of its revenues, sales rose by 19% including a currency effect of 10%. Consequently, organic growth was 9% despite flat European light vehicle production. Sales were mainly driven by market share gains in seatbelts, supported by a favorable vehicle mix, and the increasing demand for curtain airbags.

In North America, which accounts for a quarter of Autoliv's revenues, sales increased by 3% despite a nearly one-percent decline in light vehicle production. This decline was due to the Big 3 (i.e., GM, Ford and Chrysler), which reduced their production by 4%, while the Asian and European manufacturers increased their North American vehicle production by 9%. This change in the production mix was favorable for Autoliv, since the Company as of 2004 has a higher sales value per vehicle with the Asian customers than with an average vehicle from the Big 3. Sales grew organically mainly due to the strong demand for curtain airbags (up 65%) and market share gains in seatbelts, while sales were negatively impacted by the expiration of frontal airbag contracts and the continued phase-out of low-margin non-competitive inflators. Organic sales of seatbelt products increased by 31%.

In Japan, which accounts for almost 10% of revenues, sales jumped 30%. The acquisition of NSK in April 2003 increased reported 2004 sales by 11% and currency effects added 7%. Organic growth of 12% was 9% better than the Japanese light vehicle production.

In the Rest of the World, which generated about one tenth of the 2004 revenues, sales surged by 30%, including currency effects of 8% and acquisitions of 5%. The organic growth of 17% was driven by sales in Korea and China.

Gross Margin
The pressure on sales prices continued, but was more than offset by higher volumes and the effect of ongoing cost reduction programs. In addition, 2003 was negatively impacted by transaction exposure hedging activities, while these activities had a positive effect in 2004 before they expired on March 31.

Gross profit, therefore, increased by 22% to $1,221 million from $1,003 million in 2003. Gross margin improved to 19.9% from 18.9% in 2003.

Operating Income
Operating income rose by 20% to $513 million or 8.4% of sales, compared to the operating income of $427 million in 2003, which was 8.1% of sales. In 2003, the operating margin was boosted by 0.6% due to the $31 million one-time license revenue (see page 22 in the Annual Report).

In 2004, Selling, General & Administrative expense ("SG&A") declined to 5.0% of sales from 5.2% in 2003, despite approximately $9 million in incremental external costs for the new legislation, the Sarbanes-Oxley Act.

Research, Development & Engineering ("RD&E") increased to 6.0% of sales from 5.8% in 2003. RD&E is expected to continue to increase, in relation to sales, by 0.3 percentage points due to a reclassification in 2005. The level of customer reimbursements for engineering work is also expected to continue to decrease.

Amortization of intangibles declined to 0.3% of sales from 0.4% in 2003.

Other income (expense), net in 2004 was an expense of $11 million or 0.2% of sales in 2004, compared to $24 million of income, or 0.4% of sales in 2003 mainly due to a one-time license revenue (see page 22 in the Annual Report).

Interest Expense, Net
Interest expense, net declined to $36 million from $44 million in 2003. Net debt at December 31, 2004, decreased by $186 million to $599 million from $785 million at December 31, 2003. Average net debt decreased by $165 million.

Strong cash flow from operations, including a $68 million reduction in working capital, reduced borrowing requirements. This cash generation was partially offset by higher spending on capital expenditures, higher dividend payments and repurchase of shares.

The weighted average interest rate, net was 5.1% compared to 5.0% in 2003. The lower borrowing requirements therefore outweighed the higher interest rate and resulted in the reduction in interest expense, net.

Income Taxes
The effective tax rate in 2004 was 30.8% versus 30.3% in 2003. The 0.5% increase was the net impact of several factors. Most significantly, a somewhat favorable country tax rate differential was not sufficient to offset a reduced level of benefits from net operating losses and a lower amount of available tax credits.

Net Income and Earnings per Share
As a result of higher operating profit and lower interest expense, net income rose by 22% to $326 million in 2004 from $268 million in 2003.

Net income as a percent of sales increased to 5.3% from 5.1% in 2003.

Earnings per share, assuming dilution, increased by 65 cents to $3.46 from $2.81 in 2003.

In 2003, the one-time license revenue added 0.5% to the net margin and contributed 27 cents to earnings per share.

In 2004, currency effects (including both translation and transaction effects) added 39 cents and the effect of the stock repurchase program 3 cents, while the higher tax rate reduced earnings per share by 2 cents.

LIQUIDITY, RESOURCES AND FINANCIAL POSITION

Cash From Operations
For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, share repurchase program and dividend payments.

Cash provided by operating activities was $479 million in 2005, $680 million in 2004 and $529 million in 2003.

The Company continues to meet its target that working capital should not exceed 10% of sales although working capital at December 31, 2005 increased to $518 million corresponding to 8.3% of sales from an exceptionally low level one year earlier when working capital stood at $481 million or 7.8% of sales compared to $535 million and 10.1% at December 31, 2003.

Days receivables outstanding decreased to 71 at December 31, 2005 from 73 one year earlier. Days inventory outstanding was 32 at December 31, 2005 and 31 days at December 31, 2004.

See Notes 10 and 11 to the Consolidated Financial Statements for information concerning cash payments associated with reserves.

Capital Expenditures
Cash generated by operating activities continues to be more than adequate to cover capital expenditures for property, plant and equipment. Capital expenditures continue to exceed depreciation and amortization as a reflection of the growth of the automotive safety market and the need for additional manufacturing capacity. The difference between capital expenditures and depreciation and amortization declined, however, to 2% in 2005 from 9% in 2004. This reflects one of the benefits of moving production to low-labor-cost countries, where less capital-intensive manufacturing technologies can be used.

Capital expenditures, gross, were $315 million in 2005, $324 million in 2004, and $258 million in 2003, corresponding to 5.0% of sales in 2005, 5.3% in 2004, and 4.9% in 2003.

Capital expenditures for 2006 are expected to range from $340 million to $380 million.

Acquisitions
Although the Company from time to time makes strategic acquisitions, no cash (net of cash acquired) was paid in 2005 for acquisitions and only $1 million in 2004. An intangible asset of $11 million was associated with the acquisition in 2004.

In 2005, Autoliv decided to form a new 60% joint venture in Shanghai for seatbelt webbing and other advanced technologies in order to transfer the production lines to this company from its wholly-owned webbing facility in Australia and its 45%-owned webbing facility in China. This consolidation is expected save $2 million in costs starting in 2007.

In 2004, there were no major acquisitions but the Company started to consolidate its joint venture in Taiwan on April 1, following an amendment to the ownership agreement that gave the Company the controlling position. Autoliv's interest remains 59% in the joint venture that had nearly $17 million in sales in 2003. Similarly, as of October 1, 2004, the Company started to consolidate its 50% joint venture in Nanjing, following a change in the ownership agreement. This seatbelt joint venture had nearly $30 million in sales in 2003. As of December 31, 2004, the Chinese airbag company Autoliv (Shanghai) Vehicle Safety Systems is wholly-owned, following an agreement to purchase the remaining 40% of the shares.

In 2003, the most significant transactions were the purchase of the remaining 17% of the Livbag operations and the acquisition of the remaining 60% interest in NSK's Asian seatbelt operations. Both operations are now wholly-owned. The Company accounted for its initial 40% investment in the NSK operations under the equity method. Following the acquisition in April 2003 of the remaining 60%, these operations were consolidated. The NSK operations had annual sales of approximately $150 million.

Financing Activities
Cash generated after operating and investing activities was $176 million despite voluntary contributions to a U.S. pension plan of $30 million. Cash and cash equivalents increased by $67 million to $296 million due to gross borrowings related to the Jobs Act transaction. Cash used in financing activities was $86 million. Net debt (i.e. short- and long-term debt and debt-related derivatives less cash and cash equivalents) increased by $278 million to $877 million and net-debt-to-capitalization ratio rose to 27% at December 31, 2005, from 18% at December 31, 2004. The increases were due to $483 million of stock repurchases and dividends paid.

The weighted average interest rate on the $1,173 million of debt outstanding (including debt-related derivatives) at December 31, 2005, was 3.3%. See "Treasury Activities" on page 27 in the Annual Report.

Income Taxes
The Company has reserves for taxes that may become payable in future periods as a result of tax audits. For additional information see Note 4 to the Consolidated Financial Statements included herein.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company's cash flows.

Pension Arrangements
The Company has non-contributory defined benefit pension plans covering most U.S. employees, although the Company has frozen participation in the U.S. Plans for all employees hired after December 31, 2003.

The Company's non-U.S. employees are also covered by pension arrangements. See Note 18 to the Consolidated Financial Statements included herein for further information about retirement plans.

The Company's balance sheet liability for its U.S. plans was $3.1 million at December 31, 2005. At December 31, 2005, the U.S. plans had an unrecognized net actuarial loss of $25 million. The amortization of this loss is expected to increase pension expense by $0.6 million per year over the ten-year estimated remaining service lives of the plan participants.

Pension expense associated with these plans was $12 million in 2005 and is expected to be around $7 million in 2006. The Company contributed $34 million to a U.S. defined benefit plan in 2005. This amount exceeds the minimum funding requirement by $30 million and brings the funded status of this plan to approximately 100% of the accumulated benefit obligation.

The Company expects to contribute approximately $1.3 million to the plans in 2006 and is currently projecting a funding level of around $6 million in the years thereafter.

Dividend Payments
The dividend paid in the first quarter 2005 was 25 cents per share, a 25% increase over the dividend paid in the preceding quarter. The dividend was raised in the second quarter by 20% to 30 cents. The dividend remained 30 cents in the third quarter but was raised by 7% in the fourth quarter to 32 cents a share.

Total cash dividends of $105 million were paid in 2005 and $70 million in 2004. In addition, the Company returned $378 million in 2005 and $144 million in 2004 through repurchases of shares.

For the first and the second quarters 2006, the Company has declared dividends of 32 cents per share.

Equity
During 2005, equity decreased by $320 million to $2,316 million due to $483 million of stock repurchases and dividends paid and currency effects of $139 million. Net income added $293 million to equity, exercises of stock options $5 million, changes in the market value of cash flow hedges $2 million and paid in capital $2 million.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. However, during 2005, increases in the prices of raw materials had a negative impact of about $90 million in the supply chain.

Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Personnel
After several years of substantial increases, total headcount (employees plus temporary hourly workers) decreased by nearly 1,000 during 2005 to 38,800. Although this decline is partially temporary as a reflection of unusually comprehensive production stops over the season's period at the end of 2005, most of the decline is a result of the Company's restructuring programs.

Headcount declined by more than 2,400 in high-cost countries and increased by less than 1,400 in low-cost countries. As a result, at the end of 2005, 40% of headcount and 42% of employees were in low-cost countries. Of total headcount, approximately 12% are temporary hourly workers.

Compensation paid to Directors and executive officers is reported, as for all public U.S. companies, in the Company's proxy statement that is distributed to the Company's shareholders.

Significant Litigation
In December 2003, a U.S. Federal District Court awarded a supplier of Autoliv ASP Inc (a wholly-owned subsidiary of Autoliv Inc.), approximately $27 million plus pre-judgment interest of $6 million in connection with a commercial dispute.

Autoliv has appealed the verdict and the supplier has cross-appealed in regard to the calculation of the amount of pre-judgment interest.

The appeal and cross-appeal are currently pending before the United States Court of Appeals for the Federal Circuit. Briefing before the Court of Appeals is complete, but oral argument has not yet been scheduled.

While legal proceedings are subject to inherent uncertainty, Autoliv believes that it has meritorious grounds for appeal, which would result in a new trial, and that it is possible that the judgment could be eliminated or substantially altered as a result of the appeal process.

Consequently, in the opinion of the Company's management, it is not possible to determine the final outcome of this litigation at this time.

It cannot be assured that the final outcome of this litigation will not result in a loss that will have to be recorded by the Company.

Contractual Obligations and Commitments

Contractual obligations include lease and purchase obligations that are enforceable and legally binding on the Company. Tax, minority interests, post-retirement benefits and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10.

Debt obligations including DRD: For material contractual provisions, see Note 12. The debt obligations include capital lease obligations, which mainly refer to property and plants in Europe, as well as the impact of revaluation to fair value of Debt-Related Derivatives (DRD).

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2005, as adjusted by debt-related derivatives, excluding fees on revolving credit and interest on debts with no defined amortization plan.

Operating lease obligations: The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2026. Also see Note 17.

Unconditional purchase obligations: There are no unconditional purchase obligations other than short-term obligations related to inventory, services, tooling, and property, plant and equipment purchased in the ordinary course of business.

Purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in "call off plans" accessible electronically for all customers and suppliers involved. Communicated "call off plans" for production material from suppliers are normally reflected in equivalent commitments from Autoliv customers.

Other non-current liabilities reflected on the balance sheet: These liabilities consist mainly of local governmental loans.

Off-balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Aggregate Contractual Obligations 1)
	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Debt obligations including DRD 2)	$1,172.8	$417.9	$51.2	$37.8	$665.9
Fixed-interest obligations including DRD 2)	13.5	8.5	3.8	1.0	0.2
Operating lease obligations	82.2	17.8	27.3	13.7	23.4
Unconditional purchase obligations	-	-	-	-	-
Other non-current liabilities reflected on the Balance Sheet	11.4	-	2.4	2.2	6.8
Total	$1,279.9	$444.2	$84.7	$54.7	$696.3

1)Excludes contingent liabilities arising from litigation, arbitration or regulatory actions.
2)Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

TREASURY ACTIVITIES

Credit Facilities at Dec. 31, 2005
Type of facility (Dollars in millions)	Amount of facility	Amount outstanding	Weighted average interest rate	Additional amount available

Revolving credit facility (matures 2012)	$1,100	$515.9	1.8%	$5791)
U.S. Commercial paper program	1,000	-	n/a	1,0002)
Swedish commercial paper program	575	147.5	2.9%	4282)
Other short-term debt	302	125.5	4.1%	177
Eurobond (due 2006) including DRD3)	265	265.3	6.5%	-
Swedish medium-term note program (due 2006-2010) including DRD3)	503	92.3	2.4%	4101)
Other long-term debt, including current portion (various maturities through 2015)	29	26.3	2.5%	3
Debt related derivatives3)	n/a	92.7	n/a	-
Total	n/a	$1,265.5	n/a	n/a

1) Due to different exchange rates, the amount outstanding and the amount available does not add up to the amount of the facility.
2) Total outstanding commercial paper programs ("CP") should not exceed total undrawn revolving credit facilities ("RCF") according to the Company's financial policy.
3) Debt-Related Derivatives, (DRD), i.e., the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

Credit Facilities
During 2005, the Company refinanced its Revolving Credit Facility ("RCF"). The Company now has a $1.1 billion RCF syndicated among 15 banks maturing in 2012. This unsecured facility is not subject to financial covenants and has no forward-looking material adverse change clause.

For a detailed discussion of the Company's credit facilities and borrowings outstanding, see Note 12 to the Consolidated Financial Statements included herein.

The American Jobs Creation Act
During 2005, the Company made cash distributions from Sweden to Autoliv, Inc. of $855 million. These distributions took advantage of the beneficial tax treatment expiring in 2005 under the American Jobs Act.

The distributions reduced U.S. dollar denominated net debt in Autoliv Inc., which carry higher interest rates than the Swedish krona denominated net debt. The cash distributions exceeded the maturing U.S. dollar denominated debt in 2005 and the Company therefore had an extraordinarily high cash and cash equivalent position of $296 million at year end.

Shares and Share Buybacks
In 2000, the Board of Directors authorized a Share Repurchase Program for up to 10 million of the Company's shares. The program was expanded by an additional 10 million shares, both in 2003 and at the end of 2005.

Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions.

The Company repurchased 8,421,462 shares during 2005 at a cost of $378 million, 3,428,900 shares during 2004 at a cost of $144 million, and 2,052,600 shares during 2003 at a cost of $43 million.

Since the inception of the program, 20 million shares have been repurchased at an average cost of $34.85 per share for a total of $698 million.

At December 31, 2005, there were 83.7 million shares outstanding, net of treasury shares, compared to 92.0 million at December 31, 2004, a reduction of 9%.

At December 31, 2005, 10 million shares remained under authorization for repurchases.

Outlook for 2006

During the full year 2006, light vehicle production in the Triad is expected to increase by 1% despite a 2% decline in West European vehicle production with a negative vehicle model mix for Autoliv.

The 8% decline in Autoliv's sales in the first quarter is expected to diminish already in the second quarter and during the fall sales are expected to start to pick up gradually with a positive momentum into 2007. As a result, organic sales for 2006 are expected to be relatively flat while reported sales are expected to decline by 2% due to negative currency effects, provided that the February 1 exchange rates prevail. The Company's interest expense, net should be favorably impacted by the Jobs Act transaction in 2005 and by Autoliv's Eurobond coming to maturity in May 2006. These transactions could potentially reduce interest expense in 2006 by approximately $15 million, given current exchange rates and interest rate differences in Sweden and the U.S. However, this favorable effect may be offset by higher market interest rates and a higher average net debt in 2006 than in 2005 due to the share repurchase program. The 2006 effective tax rate is forecasted to be around 33%, but it is likely to be more volatile quarter by quarter.

As of 2006, the new accounting statement FAS-123(R) applies to Autoliv. As a result, the Company will expense stock options in the income statement. The change is expected to reduce operating margin by less than 0.1 percentage point.

ACCOUNTING POLICIES

New Accounting Pronouncements
The Company has evaluated the recently issued statements and interpretations of the Financial Accounting Standards Board. To the extent they are applicable, the above pronouncements have primarily resulted in additional financial statement disclosure. None of these pronouncements have had, or are expected to have, a material impact on the Company's financial position or results of operations. See Note 1 for a more detailed discussion of the requirements and applicability of these statements.

Application of Critical Accounting Policies
The Company's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein. Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a company's management. Actual results could differ from these estimates.

Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g. certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant.

Bad Debt and Inventory Reserves
The Company has reserves for bad debts as well as for excess and obsolete inventories. Accounts receivable are evaluated on a specific identification basis.

The Company also has guidelines for calculating provisions for bad debts based on the age of receivables. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience of the debtor, the experience of other enterprises in the same industry, the debtor's ability to pay and/or an appraisal of current economic conditions.

Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in-process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period.

The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period.

There can be no assurance that the amount ultimately realized for receivables and inventories will not be materially different than that assumed in the calculation of the reserves.

Goodwill Impairment
The Company performs an annual impairment review of goodwill. This analysis is performed in the fourth quarter of each year following the Company's annual forecasting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no impairments in 2003-2005.

Defined Benefit Pension Plans
The Company has defined benefit pension plans covering most U.S. employees and some non-U.S. employees most of which are in high-cost countries. See Note 18.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used as of January 1, 2005 for calculating 2005 pension expense were a discount rate of 6.0%, expected rate of increase in compensation levels of 3.5%, and an expected long-term rate of return on plan assets of 8.0%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2005 were a discount rate of 5.5% and an expected rate of increase in compensation levels of 4.0%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The U.S. plans have, for a number of years, invested more than 85% of plan assets in equities and the Company has, accordingly, assumed a long-term rate of return on plan assets of 8.0%.

A 1% decrease in the long-term rate of return on plan assets would result in an increase in the U.S. annual pension expense of approximately $0.8 million. A 1% decrease in the discount rate would have increased the 2005 U.S. pension expense by approximately $1.9 million and would have increased the December 31, 2005 benefit obligation by approximately $17 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2005 pension expense by approximately $2.2 million and would have increased the December 31, 2005 benefit obligation by approximately $11 million.

Stock Options
The Company uses the intrinsic value method in accounting for stock options granted to employees. Accordingly, the exercise of stock options is recorded in Shareholders' equity and no cost is recognized in the income statement. Had the fair market value method been used in 2005, earnings per share (basic) would have been reduced by 4 cents using the Black-Scholes method. See Notes 1 and 15to the Consolidated Financial Statements included herein.

Income Taxes
Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions and arrangements. Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. See Note 4 to the Consolidated Financial Statements.

Contingent Liabilities
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. See Note 16 to the Consolidated Financial Statements included herein. The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks. The Company records liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate costs.

The Company believes, based on currently available information, that the resolution of outstanding matters, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company's financial position or results of operations. However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

Risks and Risk Management

The Company is exposed to several risks. They can be categorized as operational risks, strategic risks, intangible risks, and financial risks. Some of the major risks in each category are described below.

There are also other risks (see Form 10-K filing with the SEC) that could have a material adverse effect on the Company's results and financial position. Consequently, the description does not claim to be complete.

As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks.

OPERATIONAL RISKS

Light Vehicle Production
Since approximately 30% of Autoliv's costs are relatively fixed, short-term earnings are highly dependent on the capacity utilization in the Company's plants and are therefore sales dependent.

Global light vehicle production is an indicator of the Company's sales development, but it is the production levels for individual vehicle models that Autoliv supplies which are critical. The Company's sales are split over several hundred contracts covering at least as many vehicle platforms or vehicle models which usually moderates the effect of changes in the vehicle demand in individual countries and regions.

It is also the Company's strategy to reduce this risk by using a high number of temporary employees instead of permanent employees. During 2005, temporary workers in relation to total headcount varied between 12.3% and 13.6%. If, however, there would be a dramatic reduction in the level of production of the vehicle models supplied by the Company, it would take considerable time to reduce the level of permanent employees and to reduce fixed production capacity.

Pricing Pressure
Pricing pressure from customers is an inherent part of the automotive components business. The extent of reductions varies from year to year, and takes the form of reductions in direct sales prices as well as in reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce cost. It also gives customers added value by developing new products.

The Company's various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs, and management does not generally attempt to do so. Instead, management monitors key measures such as costs in relation to margins and geographical employee mix. But generally speaking, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company.

Component Costs
Since the cost of direct materials is nearly 50% of sales, changes in these component costs could have a major impact on margins. Of these costs, approximately 36% (corresponding to 18% of sales) are comprised of raw materials and the remaining 64% are value added by the supply chain. Currently, approximately 39% of the raw material cost are based on steel prices, 33% on oil prices (i.e. nylon, polyester and engineering plastics) and 14% on circuit boards and other electronic components. Changes in raw material prices typically feed through in six to twelve months since the Company does not buy any raw materials but only manufactured components.

The Company's strategy is to offset price increases on cost of materials by taking several actions such as material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries.

STRATEGIC RISKS

Regulations
In addition to vehicle production, the Company's market is driven by the safety content per vehicle, which is affected by new regulations and new crash test programs, in addition to consumer demand for new safety technologies. This has enabled the Company to increase its sales above the 2% long-term growth rate of the Triad's light vehicle production.

The most important regulation is the federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S., Europe and Japan all have plans to introduce new regulations for such needs as side-impact protection, rollover protection, pedestrian protection and E-call systems (see page 4 in the Annual Report) that could affect the Company's market.

There can be no assurance, however, that changes in regulations could not adversely affect the demand for the Company's products or, at least, result in a slower increase in the demand for them.

Dependence on Customers
The five largest vehicle manufacturers account for 53% of global light vehicle production and the ten largest manufacturers for 76%. As a result of this market concentration, the Company is dependent on a relatively small number of customers with strong purchasing power. The Company's five largest customers account for 66% of revenues and the ten largest customers account for 94% of revenues. For a list of the largest customers, see Note 19 and page 13 in the Annual Report.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform), the loss of all business of a major customer or a bankruptcy of a major customer could have a material adverse effect on the Company. The largest contract accounted for 5% of sales in 2005. This contract is due to expire in 2009.

In addition, a significant disruption in the industry, a significant decline in demand or pricing, or a dramatic change in technology could have a material adverse effect.

Dependence on Suppliers
The Company, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. In some cases, customers require that the Company's suppliers are qualified and approved by them. In addition, the Company is dependent, in several instances, on a single supplier for a specific component.

Consequently, there is a risk that disruptions in the supply chain could lead to the Company not being able to meet its delivery commitments and, as a consequence, to extra costs.

The Company's strategy is to reduce these risks by maintaining multiple suppliers in all significant component areas, by standardization and by developing alternative suppliers around the world.

New Competition
The market for occupant restraint systems has undergone a significant consolidation during the past ten years and Autoliv has strengthened its position in this passive safety market. However, in the future, the best growth opportunities may be in active safety systems, which is likely to include other and often larger companies than Autoliv's traditional competitors. Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active and especially integrated safety (see pages 14-15 in the Annual Report).

INTANGIBLE RISKS

Product Warranty and Recalls
The Company is exposed to product liability and warranty claims in the event that our products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. There can be no assurance that the Company will not experience any material warranty or product liability losses in the future or that the Company will not incur significant costs to defend such claims.

In addition, if any of the Company's products are or are alleged to be defective, the Company may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers.

As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims.

A recall claim or a product liability claim brought against the Company in excess of the Company's available insurance may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented.

Accordingly, the future costs of warranty claims by the Company's customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements.

The Company's warranty reserves are based upon management's best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due could differ materially from the Company's recorded estimates.

The Company's strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive "zero-defect" quality policy (see page 20 in the Annual Report).

In addition, the Company carries product liability and product recall insurance with limits that management believes are sufficient to cover the risks. Such insurance may not always be available, however, in appropriate amounts.

A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

Patents and Proprietary Technology
The Company's strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At present, the Company holds more than 3,500 patents covering a large number of innovations and product ideas. These patents expire on various dates during the period 2006 to 2025. The expiration of any single patent is not expected to have a material adverse effect on the Company's financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. There can also be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology.

Environmental
The Company has no pending material environmental-related issues, and it does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. Since most of the Company's manufacturing processes consist of the assembly of components, the environmental impact from the Company's plants is generally modest.

To reduce environmental risk, the Company has implemented an environmental management system (see page 19 in the Annual Report) and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

However, environmental requirements are complex, change and have tended to become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future, or that the Company will at all times be in compliance with all such requirements and regulations, despite its intention to be.

FINANCIAL RISKS

The Company is exposed to financial risks through its international operations and debt-financed activities. These financial risks are caused by variations in the Company's cash flows resulting from changes in exchange rates and interest rate levels, as well as from refinancing and credit risks.

The Company defines the financial risks as currency risk, interest-rate risk, refinancing risk and credit risk. In order to reduce these risks and to take advantage of economies of scale, the Company has a central treasury function supporting operations and management. The Treasury Department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

The Board of Directors monitors compliance under the financial policy on an on-going basis. The Company was compliant with its financial policy at December 31, 2005, with the exception of the interest rate policy due to the Jobs Act distribution (see Interest Rate Risk on page 31 in the Annual Report).

Currency Risk
Transaction Exposure
Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another.

The Company's gross transaction exposure is approximately $1,150 million annually. Part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1,090 million per annum.

In the three largest net exposures, Autoliv sells USD against MXN for the equivalent of $190 million, EUR against SEK for $129 million and USD against CAD for $98 million. Together these account for more than 38% of the Company's net exposure.

Hedging these flows postpones the impact of fluctuations but does not reduce the impact. In addition, the net exposure only relates to 18% of sales and is made up of 43 different currency pairs with exposures in excess of $1 million. Autoliv therefore does not hedge these flows.

Currency Risk
Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company's most significant currency is the Euro. Close to 60% of the Company's sales is denominated in Euro or other European currencies, while approximately one-fourth of net sales is denominated in U.S. dollars.

The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies would have decreased reported U.S. dollar net annual sales in 2005 by approximately $40 million or by roughly 0.6%. The reported operating income for 2005 would also have declined by 0.6% or by approximately $3 million. The fact that both sales and operating income is impacted at the same rate (i.e., 0.6%) is due to the fact that most of the Company's production is local and most revenues and costs are matched in the same currencies.

The Company's policy is not to hedge this type of translation exposure.

Currency Risk
Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country's local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company's income. The Jobs Act distributions also decreased this exposure significantly since non-U.S. dollar assets at year-end are better matched by non-dollar debt.

Net borrowings

December 31, 2005	% of total	% of fixed interest	% of floating interest	Maturity of fixed rate part

SEK	62	0	100	n/a
USD	21	100	0	1 year
JPY	10	61	39	4 years
Other	7	11	89	5 years
Total	100	41	59

Given this interest rate profile, a 1% change in interest rates on the Company's floating rate debt would change net interest cost by approximately $7 million during the first year and by $8 million during the second year.

Interest Rate Risk
Interest rate risk refers to the risk that interest rate changes will affect the Company's borrowing costs.

Autoliv's policy is that an increase in floating interest rates of one percent should not increase the annual net interest expense by more than $5 million in the following year and not by more than $10 million in the second year. Given that the American Jobs Creation Act distributions changed the denomination of a significant portion of the net debt in the second half of December, the Company is not compliant with this policy at year-end. The Company therefore intends to fix additional interest flows in 2006.

The Company estimates, given its debt structure at the end of 2005, that a one-percent interest rate increase would increase net interest expense in 2006 and 2007 by $7 million and $8 million, respectively.

The fixed rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The table above shows the maturity and composition of the Company's net borrowings.

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

In order to protect against this risk, the Company has a syndicated revolving credit facility with a group of banks, which backs its short-term commercial paper programs. The committed facility of $1.1 billion matures in November 2012.

The Company's policy is that total net debt shall be issued as or covered by long-term facilities with an average maturity of at least three years and with a target maturity of four years.

At December 31, 2005, net debt was $877 million and total available long-term facilities were $1,187 million with an average life of 6.6 years.

Credit Risk in Financial Markets
Credit risk refers to the risk of a counterpart being unable to fulfill an agreed obligation. In the Company's financial operations, this risk arises in connection with the investment of liquid assets and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

In order to reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a risk amount of $75 million per bank. In addition, deposits can be made in U.S. government short-term notes as approved by the Company's Board.

Debt Limitation Policy
To manage the inherent risks and cyclicality in the Company's business, the Company maintains a relatively conservative financial leverage. At the same time, it is important to have a capital structure, which is optimal for shareholders.

The Company's policy is to always maintain a leverage ratio significantly below three and an interest-coverage ratio significantly above 2.75. At the end of 2005, these ratios were 1.1 and 14.1, respectively. For details on leverage ratio and interest coverage, refer to the tables below which reconcile these two non-GAAP measures to GAAP measures.

In addition, it is the objective of Autoliv to maintain a strong investment grade rating. Autoliv's current long-term credit rating from Standard and Poor's is A-, after being upgraded in 2005 from BBB+.
RECONCILIATION TO U.S. GAAP

Interest Coverage Ratio
Full Year 2005

Operating income	$512.7
Amortization of intangibles (incl. impairment writeoffs)	15.5
Operating profit per the Policy	$528.2

Interest expense net 1)	$37.4

Interest coverage ratio	14.1

Leverage Ratio
December 31, 2005

Net debt 2)	$876.9
Pension liabilities	$49.6
Net debt per the Policy	926.5

Income before income taxes	482.0
Plus: Interest expense net 2)	37.4
Depreciation	293.4
Amortization of intangibles (incl. impairment write-offs)	15.5
EBITDA per the Policy	$828.3

Net Debt to EBITDA Ratio	1.1

1) Interest expense net is interest expense less interest income. 2) Net debt is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.

Management's Report on Internal Control over Financial Reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rule 13a-15(f) and 15 d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of December 31, 2005, the Company's internal control over financial reporting is effective.

The Company's independent auditors - Ernst & Young AB, an independent registered public accounting firm - have issued an audit report on our assessment of the Company's internal control over financial reporting, which is included herein (see page 51 in the Annual Report).

The certification required pursuant to Section 303A 12(a) of the New York Stock Exchange Listed Company Manual has been filed with the New York Stock Exchange.

The Company has also filed the CEO/CFO certifications required pursuant to Section 302 of the Sarbanes Oxley Act of 2002 as exhibit 31 to the 10-K filed with the Securities and Exchange Commission.

Selected Data in SEK
		Change		Change
	2005	2005/2004	2004	2004/2003	2003

Net sales (million)	46,351	3%	45,219	5%	42,936
Income before income taxes (million)	3,600	1%	3,566	11%	3,216
Net income (million)	2,186	(9%)	2,402	10%	2,174
Earnings per share	24.35	(4%)	25.47	12%	22.76

(Average exchange rates: $1 = SEK 7.47 for 2005; $1 = SEK 7.36 for 2004; $1 = SEK 8.10 for 2003)

"SAFE HARBOR STATEMENT"
Statements in this report that are not statements of historical fact may be forward-looking statements, which involve risks and uncertainties, including - but not limited to - the economic outlook for the Company's markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the Company is a supplier, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments, pricing negotiations with customers, increasing costs, supply issues, product liability, warranty and recall claims, dependence on customers and other factors discussed in Autoliv's filings with the Securities and Exchange Commission. We do not intend or assume any obligation to update any of these statements.

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2005	2004	2003

Net sales	Note 19	$6,204.9	$6,143.9	$5,300.8
Cost of sales		(4,936.9)	(4,922.7)	(4,298.1)
Gross profit		1,268.0	1,221.2	1,002.7

Selling, general and administrative expenses		(331.0)	(307.4)	(273.2)
Research, development and engineering expenses		(385.8)	(368.4)	(305.4)
Amortization of intangibles	Note 9	(15.5)	(21.1)	(21.1)
Other income (expense), net		(23.0)	(11.2)	23.8
Operating income		512.7	513.1	426.8

Equity in earnings of affiliates		7.1	9.6	11.5
Interest income	Note 12	6.7	4.0	3.9
Interest expense	Note 12	(44.1)	(40.2)	(47.7)
Other financial items, net		(0.4)	(2.0)	2.5
Income before income taxes		482.0	484.5	397.0

Income taxes	Note 4	(173.2)	(149.0)	(120.2)
Minority interests in subsidiaries		(16.2)	(9.2)	(8.4)
Net income		$292.6	$326.3	$268.4

Earnings per common share
- basic		$3.28	$3.49	$2.83
- assuming dilution		$3.26	$3.46	$2.81
Weighted average number of shares (in millions)
- basic		89.1	93.6	94.8
- assuming dilution		89.7	94.2	95.4
Number of shares outstanding, net of treasury shares (in millions)		83.7	92.0	94.9
See Notes to Consolidated Financial Statements. Consolidated Balance Sheets
		At December 31
(Dollars and shares in millions)		2005	2004

Assets
Cash and cash equivalents		$295.9	$229.2
Receivables (net of allowances of $18.1 and $13.3)	Note 5	1,149.0	1,288.8
Inventories, net	Note 6	485.4	509.2
Income tax receivables	Note 4	11.0	14.2
Prepaid expenses		56.0	61.5
Other current assets		165.2	87.9
Total current assets		2,162.5	2,190.8

Property, plant and equipment, net	Note 8	1,080.7	1,159.7
Investments and other non-current assets	Note 7	142.9	294.3
Goodwill	Note 9	1,524.8	1,552.0
Intangible assets, net	Note 9	154.3	157.3
Total assets		$5,065.2	$5,354.1

Liabilities and shareholders' equity
Short-term debt	Note 12	$508.4	$313.8
Accounts payable		682.6	798.9
Accrued expenses	Note 10, 11	305.1	346.0
Other current liabilities		128.8	163.9
Income taxes	Note 4	139.4	176.7
Total current liabilities		1,764.3	1,799.3

Long-term debt	Note 12	757.1	667.1
Pension liability	Note 18	49.6	73.6
Other non-current liabilities		112.4	118.9
Total non-current liabilities		919.1	859.6
Minority interests in subsidiaries		65.7	58.8
Commitments and contingencies	Note 16,17

Common stock 1)		102.8	102.8
Additional paid-in capital		1,954.3	1,952.5
Retained earnings		900.9	713.0
Accumulated other comprehensive income		37.7	174.5
Treasury stock (19.1 and 10.8 shares)		(679.6)	(306.4)
Total shareholders' equity	Note 13	2,316.1	2,636.4

Total liabilities and shareholders' equity		$5,065.2	$5,354.1
1) Shares (350 authorized, 102.8 and 102.8 registered) See Notes to Consolidated Financial Statements. Consolidated Statements of Cash Flows

	Years ended December 31
(Dollars in millions)		2005	2004	2003

Operating activities
Net income		$292.6	$326.3	$268.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		308.9	298.3	278.8
Deferred income taxes and other		13.5	(2.8)	21.7
Undistributed earnings from affiliated companies		(7.1)	(9.6)	(10.1)

Changes in operating assets and liabilities
Receivables and other assets		18.2	1.4	(34.9)
Inventories		(21.3)	(19.5)	(11.2)
Accounts payable and accrued expenses		(98.3)	33.1	(2.1)
Income taxes		(27.6)	53.0	18.2
Net cash provided by operating activities		478.9	680.2	528.8

Investing activities
Expenditures for property, plant and equipment		(314.6)	(324.2)	(258.0)
Expenditures for intangible assets		(1.8)	-	-
Proceeds from sale of property, plant and equipment		5.9	11.5	11.8
Acquisition of businesses and investments in affiliated companies, net of cash acquired	Note 14	8.0	9.8	(29.2)
Other		(0.1)	-	-
Net cash used in investing activities		(302.6)	(302.9)	(275.4)

Net cash before financing		176.3	377.3	253.4

Financing activities
Net increase (decrease) in short-term debt		(201.9)	33.2	(51.9)
Issuance of long-term debt		921.5	95.1	157.5
Repayments and other changes in long-term debt		(322.3)	(185.9)	(284.9)
Minority interest share of dividends paid		(4.8)	(3.9)	(4.5)
Dividends paid		(104.7)	(70.3)	(51.3)
Shares repurchased		(377.8)	(143.9)	(43.0)
Common stock incentives	Note 15	4.6	10.2	7.1
Other, net		(0.1)	4.8	(1.8)
Net cash used in financing activities		(85.5)	(260.7)	(272.8)

Effect of exchange rate changes on cash and cash equivalents		(24.1)	18.9	11.6
Increase (decrease) in cash and cash equivalents		66.7	135.5	(7.8)

Cash and cash equivalents at beginning of year		229.2	93.7	101.5
Cash and cash equivalents at end of year		$295.9	$229.2	$93.7
See Notes to Consolidated Financial Statements. Consolidated Statements of Shareholders' Equity

(Dollar and shares in million)	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other com- prehensive income(loss)	Treasury stock	Total1) share- holders' equity

Balance at December 31, 2002	102.4	$102.4	$1,943.1	$239.9	$(92.0)	$(133.4)	$2,060.0

Comprehensive Income:
Net income				268.4			268.4
Net change in cash flow hedges					15.1		15.1
Foreign currency translation					147.2		147.2
Minimum pension liability					(4.6)		(4.6)
Total Comprehensive Income							426.1
Common stock incentives 2)	0.4	0.4	6.1			3.7	10.2
Cash dividends				(51.3)			(51.3)
Repurchased treasury shares						(43.0)	(43.0)
Balance at December 31, 2003	102.8	$102.8	$1,949.2	$457.0	$65.7	$(172.7)	$2,402.0

Comprehensive Income:
Net income				326.3			326.3
Net change in cash flow hedges					5.1		5.1
Foreign currency translation					106.6		106.6
Minimum pension liability					(2.9)		(2.9)
Total Comprehensive Income							435.1
Common stock incentives 2)			3.3			10.2	13.5
Cash dividends				(70.3)			(70.3)
Repurchased treasury shares						(143.9)	(143.9)
Balance at December 31, 2004	102.8	$102.8	$1,952.5	$713.0	$174.5	$(306.4)	$2,636.4
Comprehensive Income:
Net income				292.6			292.6
Net change in cash flow hedges					1.9		1.9
Foreign currency translation					(138.9)		(138.9)
Minimum pension liability					0.2		0.2
Total Comprehensive Income							155.8
Common stock incentives 2)			1.8			4.6	6.4
Cash dividends				(104.7)			(104.7)
Repurchased treasury shares						(377.8)	(377.8)
Balance at December 31, 2005	102.8	$102.8	$1,954.3	$900.9	$37.7	$(679.6)	$2,316.1

1) See Note 13 for further details - includes tax effectcs where applicable.
2) See Notes 1 and 15 for further details - includes tax effects.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)

1 Summary of Significant Accounting Policies

Nature of operations
Autoliv is a global automotive safety supplier with sales to all the leading car manufacturers.

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly exercises control ("the Company"), which generally means that the Company owns more than 50% of the voting rights. Consolidation is also required when the Company is subject to a majority of the risk of loss from or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Policies
New accounting policies issued by the Financial Accounting Standards Board (FASB) which are effective on or after January 1, 2006 are the following:

Statement No. 151 Inventory Cost, an amendment of ARB No. 42, Chapter 4, was issued in November 2004 and is effective for fiscal years beginning after June, 2005. FAS-151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The application of FAS-151 is not expected to have any significant impact on earnings and financial position.

Revised statement No. 123 Share-Based Payment was issued in December 2004. On April 14, 2005, the SEC provided additional phased-in guidance regarding Statement No. 123 (R). Under the terms of this guidance the provisions are effective for the Company as of January 1, 2006. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro-forma disclosure is no longer an alternative to financial statement recognition). The application of FAS-123 (R) will not have a materially different impact than the pro-forma earnings disclosed in this note.

Stock Based Compensation
Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSUs"). All options are granted for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement. The Plan provides for the issuance of up to 5,085,055 common shares for awards under the Plan. At December 31, 2005, 2,950,145 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year-end, see Note 15.

The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost for stock option grants has been recognized in the Company's financial statements. The Company is, however, recording compensation expense for the RSUs over the service lives of the employees during the three year vesting period. The total compensation expense for RSUs granted in 2005, 2004 and 2003 was $4.6 million, $3.6 million and $2.4 million, respectively.

Had compensation cost for all of the Company's stock-based compensation awards been determined based on the fair value of such awards at the grant date, consistent with the methods of FAS-123 "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows:

	2005	2004	2003
Net income as reported	$292.6	$326.3	$268.4
Add: Compensation under intrinsic value method included in net income, net of tax	2.3	1.5	1.2
Deduct: Compensation under fair value method for all awards, net of tax	(6.2)	(4.5)	(3.3)
Net income pro-forma	$288.7	$323.3	$266.3
Earnings per share:
As reported, basic	$3.28	$3.49	$2.83
As reported, assuming dilution	$3.26	$3.46	$2.81
Pro-forma, basic	$3.24	$3.46	$2.81
Pro-forma, assuming dilution	$3.22	$3.43	$2.79

The weighted average fair value of options granted during 2005, 2004 and 2003 was estimated at $13.33, $11.11 and $5.55, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.7%	3.0%	2.8%
Dividend yield	2.2%	2.0%	2.5%
Expected life in years	5	5	5
Expected volatility	33.0%	33.0%	33.0%

Translation of non-U.S. Subsidiaries
The balance sheets of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars using year-end rates of exchange.

Income statements are translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders' equity.

Revenue Recognition
Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectibility of revenue is reasonably assured.

The Company records revenue from the sale of manufactured products upon shipment.

Accruals are made for retroactive price adjustments if probable and can be reasonably estimated.

Net sales include the sales value exclusive of added tax.

Cost of Sales
Shipping and handling costs are included in cost of sales. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that costs may exceed selling prices, resulting in losses. Losses on long-term supply contracts are recognized when estimable.

Research, Development and Engineering (R,D&E)
Research and development and most engineering expenses are expensed as incurred. These expenses are reported net of royalty income and income from contracts to perform engineering design and product development services. Such income is not significant in any period presented.

Certain engineering expenses related to long-term supply arrangements are capitalized when the defined criteria, such as the existence of a contractual guarantee for reimbursement, are met. The aggregate amount of such assets is not significant in any period presented.

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the criteria in EITF 99-5 for customer-funded tooling or the criteria for capitalization as property, plant & equipment (PP&E) for tools owned by Autoliv are fulfilled. Depreciation on Autoliv's own tools is recognized in the income statement as cost of sales.

Pension Obligations
The obligations for pensions are recognized and measured under FAS-87 Employers' Accounting for Pensions. The Company operates both defined benefit plans and defined contribution plans. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period. A defined benefit pension plan is one that contains pension benefit formulas, which generally determine the amount of pension benefit that each employee will receive for services performed during a specified period of employment. Unfunded obligations result in a pension liability in the Company's balance sheet.

Warranties and Recalls
The Company records liabilities for product recalls when probable claims are identified and it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer cost of the recall, including labor to remove and replace the defective part.

Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

Insurance Deposits
The Company has entered liability and recall insurance contracts to mitigate the risk of costs associated with product recalls. This is accounted for under the deposit method of accounting based on the existing contractual terms.

Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets' estimated useful lives. Depreciation on capital leases is recognized in the income statement, over the assets' expected life or the lease contract terms whichever is less. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets
Goodwill represents the excess of acquisition cost over the fair value of net assets of businesses acquired. Goodwill is not amortized, but subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 5 to 25 years.

Impairment of Goodwill and Long lived Assets
The Company evaluates the carrying value of goodwill and long-lived assets for potential impairment when indications of impairment appear and for goodwill in addition at least annually. Impairment testing is primarily done using the cash flow method, using discounted cash flows for goodwill and undiscounted cash flows for long-lived assets other than goodwill. The Company discounts projected operating cash flows using its weighted average cost of capital. The impairment testing of goodwill is based on three different product groups: Airbags & Seatbelts, Electronics and Seat Sub-Systems.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

Tax benefits associated with tax positions taken in the Company's income tax returns are initially recognized in the financial statements when it is probable that those tax positions will be sustained upon examination by the relevant taxing authorities. The Company's evaluation of its tax benefits is based on the probability of the tax position being upheld if challenged by the taxing authorities (including through negotiation, appeals, settlement and litigation). Whenever a tax position does not meet the initial recognition criteria, the tax benefit is subsequently recognized if there is a substantive change in the facts and circumstances that cause a change in judgment that the tax position is probable of being sustained upon examination by the relevant taxing authorities. In cases where tax benefits meet the initial recognition criterion, the Company continues, in subsequent periods, to assess its ability to sustain those positions. In the event that the facts and circumstances supporting a previously recognized tax benefit change, and subsequently it becomes probable that the Company will lose the tax position, the Company recognizes a loss contingency equal to its best estimate (or low end of the range of loss) when that loss is both probable and estimable. The Company's effective tax rate includes the impact of undistributed non-U.S. earnings for which no U.S. tax has been provided because such earnings are considered to be permanently reinvested outside the U.S.

Earnings per Share
The Company calculates earnings per share (EPS) by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period (net of treasury shares). The EPS also reflects the potential dilution that could occur if common stock were issued. There is no material difference between basic and diluted earnings per share in 2005, 2004 and 2003. The dilutive effect of stock options was immaterial in all periods presented (see Note 15).

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company uses derivative financial instruments "derivatives" as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company's overall financial policy. The derivatives outstanding at year-end are either interest rate swaps, cross-currency interest rate swaps or foreign exchange swaps.

All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond 2010. For further details on the Company's debt, see Note 12.

The derivatives are designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria under FAS-133 as amended by FAS-138. However in certain cases the hedges do not qualify for hedge accounting, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates. The mark-to-market value of the latter category of derivatives was $0.1 million and was recorded as an increase of interest expense at year end.

The fair value of the Company's derivatives are estimated based on dealer quotes or on pricing models using current assumptions.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the offsetting change in the fair value of the hedged item. When a hedge is classified as cash flow hedge, any change in the fair value of the hedge is not recognized in the income statement for the period but recorded in equity as a component of Other Comprehensive Income, (OCI). There has been a $2.4 million reclassification from OCI with a positive impact on the income interest in 2005. No material reclassifications are expected in 2006. Any ineffectiveness has been immaterial. If the hedge accounting criteria under FAS-133 are not met, the changes in the fair values of the hedges are recognized in the income statement at each balance sheet date.

The fair value of the debt related derivatives are reported in "Other current assets", "Investments and other non-current assets", "Other current liabilities" and "Other non-current liabilities" depending on whether they have a positive or a negative value and depending on their maturity.

Receivables
Accounts receivable are evaluated on a specific identification basis. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the age of the receivables, the Company's prior experience of the debtor, the experience of other enterprises in the same industry, the debtor's ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the reserves.

Receivables and Liabilities in Non-functional Currencies
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Transaction gains (losses), net reflected in income amounted to $(2.0) million in 2005, $(8.2) million in 2004 and $(15.7) million in 2003.

Inventories
The cost of inventories is computed according to the first-in, first-out method (FIFO). Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with the market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

Reclassifications
Certain prior-year amounts have been reclassified to conform to current year presentation.

2 Significant Business Acquisitions

Business acquisitions generally take place to either gain key technology or strengthen Autoliv's position in a certain geographical area or with a certain customer.

There were no acquisitions in 2005.

As of December 31, 2004, the Chinese airbag company Autoliv (Shanghai) Vehicle Safety Systems is fully consolidated, since Autoliv has completed an agreement to purchase the outstanding 40% shareholding and make it a wholly owned subsidiary. In April 2002, Autoliv (Shanghai) became the first company in China to locally produce airbags and remains the market leader. This subsidiary had external sales in 2004 of nearly $27 million.

As of October 1, 2004, Autoliv started to consolidate its seatbelt joint venture in Nanjing, China. Autoliv's interest remains 50%, but through an amendment in the ownership agreement Autoliv has received a controlling position in the company. This subsidiary had external sales in 2004 of nearly $30 million.

As of April 1, 2004, Autoliv started to consolidate its joint venture in Taiwan with business in both seatbelts and airbags. Autoliv's interest remains 59%, but through an amendment in the ownership agreement Autoliv has received a controlling position in the company. This subsidiary had external sales in 2004 of $17 million.

As of July 1 2003, Autoliv acquired 100% of the shares in the German company Protektor which specializes in seatbelts for buses, heavy trucks, forklifts and other special-purpose vehicles. The Protektor operations had approximately $10 million in annual sales and have been consolidated since July 1, 2003.

In June 2003, Autoliv acquired the net assets of Nippon Steering Industries (NSI), a joint venture between the privately-held Japanese automotive parts company KIW and Autoliv's own steering wheel company in Japan, Autoliv-Izumi. Autoliv also acquired KIW's assets in steering wheels. The operations have been consolidated since June 2003 and had nearly $20 million in annual sales.

In April 2003, Autoliv exercised its options to acquire the remaining 60% of the shares in NSK's Asian seatbelt operations to enhance the Company's presence among Japanese vehicle manufacturers. The Company accounted for its initial 40% investment in the NSK operations under the equity method. As a result, operations, which had annual sales of approximately $150 million, have been consolidated since April 1, 2003. In March 2003, Autoliv exercised its option and acquired the remaining 17% of the shares in Livbag, Europe's leading producer of inflators and initiators for automotive safety systems. Livbag and its initiator subsidiary NCS S.A. had approximately $400 million in annual sales mainly to other Autoliv companies.

The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously exercised significant influence, but did not control prior to these acquisitions, were accounted for using the equity method. The purchase price of the acquisitions amounted to $15 million in 2004 and $33 million in 2003. No goodwill arose in connection with the 2004 acquisition, while goodwill of $15 million arose in connection with the 2003 acquisitions.

There is no goodwill that is expected to be deductible for tax purposes arising from these acquisitions.

3 Fair Values of Financial Instruments

The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

The carrying amounts reported in the balance sheet for long-term debt and other non-current financial assets and liabilities, including their respective short-term portion, represent their fair values if they are the hedged item in a fair value hedge or a derivative.

For hedged liabilities in cash flow hedges and liabilities without hedge accounting, the fair value exceeds the carrying value by $4.2 million whereof principally all relates to the short-term portion of long-term debt.

The carrying amounts reported in the balance sheet for current financial assets and liabilities that are not related to hedges approximate their fair values because of the short maturity of these items.

The method for establishing the fair value of the debt is based on dealer quotes or on pricing models using current assumptions. The fair value of these debt instruments and related swaps are summarized in Note 12.

4 Income Taxes

Income before income taxes	2005	2004	2003

U.S.	$33.7	$0.1	$55.3
Non-U.S.	448.3	484.4	341.7
Total	$482.0	$484.5	$397.0

Provision for income taxes	2005	2004	2003

Current
U.S. federal	$23.0	$21.9	$14.4
Non-U.S.	146.9	151.7	93.6
U.S. state and local	11.7	(3.0)	6.1
Deferred
U.S. federal	8.2	(5.1)	(6.3)
Non-U.S.	(15.8)	(10.7)	13.8
U.S. state and local	(0.8)	(5.8)	(1.4)
Total income taxes	$173.2	$149.0	$120.2

Effective income tax rate	2005	2004	2003

U.S. federal income tax rate	35.0%	35.0%	35.0%
Jobs Creation Act	3.5	-	-
Net operating loss carry-forwards	(0.6)	(1.2)	(3.1)
Non-utilized operating losses	0.2	0.1	1.0
Foreign tax rate variances	(2.2)	(1.4)	(0.9)
State taxes, net of federal benefit	1.5	(1.2)	0.8
Earnings of equity investments	(0.5)	(0.7)	(1.0)
Export sales incentives	(0.6)	(0.7)	(1.3)
Tax credits	(2.6)	(2.2)	(3.6)
Other, net	2.2	3.1	3.4
Effective income tax rate	35.9%	30.8%	30.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2005, the Company had net operating loss carry-forwards ("NOL's") of approximately $66 million, of which approximately $36 million have no expiration date. The balance expires on various dates through 2019. The Company also has approximately $12 million of U.S. Foreign Tax Credit carryforwards, which expire on various dates through 2015. Valuation allowances have been established which partially offset the related deferred assets. The Company provides valuation allowances against potential future tax benefits when, in the opinion of management, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability.

The Company benefits from "tax holidays" in certain of its subsidiaries, principally in China and Korea. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the first year of profitability of an eligible company. These tax holidays have resulted in income tax savings of approximately $6 million ($0.07 per share) in 2005, $4 million ($0.04 per share) in 2004 and $2 million ($0.02 per share) in 2003. These special holiday rates are expected to be available for several years, but will begin to be phased out at some subsidiaries in 2006.

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. The accrual for these reserves was $110.6 million at December 31, 2005 and $111.3 million at December 31, 2004. The decrease in the tax reserves was the result of settlements of tax audits, and the close of tax years and foreign exchange rate movements. These factors were substantially offset by increases due to revisions to the best reasonable estimate of tax exposure liabilities and interest accrued. These reserves represent the Company's best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the Company's financial statements.

The Company expects the completion of certain tax audits in the near term. Since reserves for income tax exposures are provided on the basis that all issues in all open years will be examined by tax authorities, the Company believes that it is reasonably possible that material amounts of reserves could be released into income in some future period or periods.

Deferred taxes

December 31	2005	2004

Assets
Provisions	$52.6	$66.1
Costs capitalized for tax	3.0	2.5
Property, plant and equipment	15.3	0.5
Pensions	27.1	30.4
Tax receivables, principally NOL's	37.3	31.4
Other	3.2	10.6
Deferred tax assets before allowances	$138.5	$141.5
Valuation allowances	(23.8)	(14.8)
Total	$114.7	$126.7

Liabilities
Acquired intagibles	$(42.5)	$(47.3)
Statutory tax allowances	(3.4)	(4.4)
Insurance deposit	(7.3)	(8.3)
Distribution taxes	(7.0)	(9.0)
Other	(0.9)	(5.6)
Total	$(61.1)	$(74.6)
Net deferred tax asset	$53.6	$52.1

Valuation allowances against tax receivables
December 31	2005	2004	2003

Allowances at
beginning of year	$14.8	$23.2	$50.2
Benefits reserved current year	5.2	0.6	3.2
Benefits recognized current year	(2.8)	(7.4)	(19.9)
Write-offs and other changes	6.9	(2.5)	(13.3)
Translation difference	(0.3)	0.9	3.0
Allowances at end of year	$23.8	$14.8	$23.2

U.S. federal income taxes have not been provided on approximately $1.3 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes upon distribution to intermediate holding companies. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $1.3 billion of earnings were to be distributed to the U.S.

The American Jobs Creation Act of 2004 (the "Jobs Act" or the "Act"), enacted in October 2004, provides for an 85% dividend received deduction on certain non-U.S. earnings repatriated during 2004 or 2005. During 2005, the Company made distributions under the Jobs Act of $855 million of which $810 million qualifies under the Act. This resulted in a one-time additional book expense of approximately $17 million. This cost was partially offset by favorable adjustments to prior year estimates of tax costs, tax credits and adjustments to reserves for tax exposures.

5 Receivables

December 31	2005	2004	2003

Receivables	$1,167.1	$1,302.1	$1,206.6
Allowance at
beginning of year	(13.3)	(11.3)	(9.9)
Reversal of allowance	4.0	4.5	6.1
Addition to allowance	(18.1)	(18.1)	(17.8)
Write-off against allowance	8.3	12.2	11.3
Translation difference	1.0	(0.6)	(1.0)
Allowance at end of year	(18.1)	(13.3)	(11.3)
Total receivables
net of allowance	$1,149.0	$1,288.8	$1,195.3

6 Inventories
December 31	2005	2004	2003

Raw material	$186.4	$209.8	$199.3
Finished products	124.8	127.6	117.7
Work in progress	217.0	210.6	167.1
Inventories	$528.2	$548.0	$484.1

Inventory reserve at
beginning of year	(38.8)	(32.1)	(18.7)
Reversal of reserve	3.9	3.6	2.6
Addition to reserve	(18.1)	(18.2)	(18.6)
Write-off against reserve	7.3	9.9	5.7
Translation difference	2.9	(2.0)	(3.1)
Inventory reserve at end of year	(42.8)	(38.8)	(32.1)
Total inventories
net of reserve	$485.4	$509.2	$452.0

7 Investments and Other Non-current Assets

As of December 31, 2005 and 2004, the Company has invested in seven affiliated companies which it does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method. The Company is applying deposit accounting for an insurance arrangement. The increase in Other current assets and decrease in Other Non-current assets in 2005 is mainly due to a re-characterization of the underlying debt instruments from long-term to short-term. For additional information on derivatives see Note 12.

December 31	2005	2004

Total investments in affiliated companies	$32.9	$34.9
Deferred income tax receivables	66.3	57.0
Derivative receivables	4.6	162.5
Long-term interest bearing deposit (insurance arrangement)	22.0	25.6
Other non-current assets	17.1	14.3
Investments and other non-current assets	$142.9	$294.3
8 Property, Plant and Equipment
December 31	2005	2004	Estimated life

Land and land improvements	$80.7	$85.2	n/a to 15
Machinery and equipment	1,990.4	2,095.2	3-8
Buildings	564.6	563.8	20-40
Construction in progress	107.0	127.0	n/a
Property, plant and equipment	2,742.7	2,871.2
Less accumulated depreciation	(1,662.0)	(1,711.5)
Net of depreciation	$1,080.7	$1,159.7

Depreciation included in	2005	2004	2003

Cost of sales	$253.3	$239.0	$224.1
Selling, general and administrative expenses	13.6	13.6	11.8
Research, development and engineering expenses	26.5	24.6	21.8
Total	$293.4	$277.2	$257.7

No significant impairments were recognized during 2005, 2004 or 2003.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2005 and 2004, amounted to $0.7 and $0.1 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2005 and 2004, amounted to $5.8 and $7.2 million, respectively.

9 Goodwill and Intangible Assets

Unamortized intangibles	2005	2004

Goodwill
Carrying amount at beginning of year	$1,552.0	$1,531.4
Goodwill reclassified/aquired during year	(10.6)	10.6
Translation differences	(16.6)	10.0
Carrying amount at end of year	$1,524.8	$1,552.0

Amortized intangibles	2005	2004

Gross carrying amount	$317.1	$306.3
Accumulated amortization	(162.8)	(149.0)
Carrying value	$154.3	$157.3

No significant impairments were recognized during 2005, 2004 or 2003. In connection with the finalization of the purchase price allocation for Autoliv (Shanghai) Vehicle Safety Systems, acquired as of December 31, 2004, intangibles of $10.6, previously presented as goodwill, were identified.

At December 31, 2005, goodwill assets net include $1,208 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

The aggregate amortization expense on intangible assets was $15.5 million in 2005 and $21.1 million in 2004. The estimated amortization expense is as follows (in millions): 2006: $15.3; 2007: $15.2; 2008: $14.0; 2009: $13.3; and 2010 $11.0.

10 Restructuring and Other Liabilities

Restructuring items
During October 2001, a restructuring package was introduced to improve profitability and offset the effects of an expected downturn in light vehicle production. The costs and provisions for this package, totaling $65 million, were charged to the third quarter 2001 results and were referred to as Unusual Items. The Unusual Items also included provisions for contractual, warranty and liability issues related to ongoing litigation.

The restructuring package mainly included restructuring costs and asset write-offs of the Seat Sub-System division, severance costs related to the U.S. and the Swedish textile operations and additional costs incurred for the partial integration of a former OEA plant into the main U.S. inflator operation. Of the total $65 million, $24 million were attributable to Impairment, $12 million to Restructuring-employees, $10 million to Warranty, $7 million to Contractual losses and $12 million to Liability.

2003
In 2003, employee related restructuring provisions of $5.9 million were made for severance costs related to plant consolidation in Europe. The provision has been charged against other income and expense in the income statement in the fourth quarter of 2003. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2002 to December 31, 2003.

	December 31	Cash	Change in	Translation	December 31
	2002	payments	reserve	difference	2003

Restructuring - employee related	$12.5	$(10.2)	$3.2	$0.6	$6.1
Contractual losses	0.3	-	(0.3)	-	-
Liability	18.4	-	0.5	0.5	19.4
Total reserve	$31.2	$(10.2)	$3.4	$1.1	$25.5

2004
In 2004, employee related restructuring provisions of $2.8 million were made for severance costs related to plant consolidation in Europe. The provision has been charged against other income and expense in the income statement during 2004. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2003 to December 31, 2004.

	December 31	Cash	Change in	Translation	December 31
	2003	payments	reserve	difference	2004

Restructuring - employee related	$6.1	$(6.7)	$4.9	$0.4	$4.7
Liability	19.4	-	(3.6)	0.4	16.2
Total reserve	$25.5	$(6.7)	$1.3	$0.8	$20.9

2005
In 2005, employee-related restructuring provisions of $19.6 million were made for severance costs related to plant consolidation, primarily in the United Kingdom, Australia and France. The provision has been charged against other income and expense in the income statement. The change in liability during 2005 is mainly related to a resolution of a legal dispute. Furthermore, another $4.5 million of the liability has resulted in cash payments subsequent to year end. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2004 to December 31, 2005.

	December 31	Cash	Change in	Translation	December 31
	2004	payments	reserve	difference	2005

Restructuring - employee related	$4.7	$(15.7)	$19.6	$(0.8)	$7.8
Liability	16.2	-	(6.0)	(0.7)	9.5
Total reserve	$20.9	$(15.7)	$13.6	$(1.5)	$17.3

The decrease in number of employees expected as part of the restructuring activities when the provisions were made in the third quarter 2001, was 521. During 2002, 265 employees were terminated or left voluntarily. During 2003, 1,038 employees were terminated or left voluntarily. As part of the restructuring activities in Europe, for which provisions were made in the fourth quarter of 2003, 110 employees were expected to be severed. Therefore, at December 31, 2003, a decrease of 112 employees remained as part of the restructuring activities covered by the reserves. During 2004, as part of restructuring in Europe 100 were terminated or left voluntarily. At the end of 2004, 96 employees remained covered by the restructuring reserve.

During 2005, because of the mentioned closure activities, 1,054 additional persons became entitled to redundancy payments and 689 employees covered by the restructuring reserves left the Company. As of December 31, 2005, 461 employees remain that are covered by the restructuring reserves.

11 Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company's products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues.

The Company records liabilities for product related risks when probable claims are identified and it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

The table below summarizes the change in the balance sheet position of the product related liabilities from January 1, 2003, to December 31, 2003, to December 31, 2004, and to December 31, 2005.

December 31	2005	2004	2003

Reserve at beginning of the year	$62.5	$52.0	$47.5
Change in reserve	12.3	33.2	9.3
Cash payments	(36.7)	(27.3)	(8.8)
Translation difference	(4.8)	4.6	4.0
Reserve at end of the year	$33.3	$62.5	$52.0

12 Debt and Credit Agreements

As part of its debt management, the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. The fair market value adjustments associated with these debt related derivatives ("DRD") are reported in "Other current assets", "Investments and other non-current assets", "Other current liabilities" and "Other non-current liabilities", depending on whether they have a positive or negative value and depending on their maturity.

Average net debt and interest net	2005	2004	2003

Average net debt 1)	$736	$708	$873
Interest, net	37.4	36.2	43.8
Average interest on net debt	5.1%	5.1%	5.0%

1)Short- and long-term interest bearing liabilities and related derivatives, less cash and cash equivalents.

In the following, short-term debt and long-term debt are discussed including DRD, i.e. debt including cash flow from hedges, but in the "Debt Profile" table it is also shown excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

Short-term debt
$292 million of short-term debt represents the short-term portion of long-term loans. This is primarily a €300 million Eurobond issued in 2001 which matures in May 2006. All proceeds of the issue are swapped into USD, totaling $265 million.

The Company also has credit facilities with a number of banks that manage the subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2005, excluding commercial paper facilities as described below, amounted to $302 million, of which $125 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2005, was $177 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2005 and 2004, was 5.5% and 4.3%, respectively. The interest rate increase relates to the fixed rates of the Eurobond, which was reclassified to short-term during 2005.

Long-Term Debt
The Company has two commercial paper programs: one $485 million Swedish program, which at December 31, 2005, had notes of SEK 1,175 million outstanding ($148 million equivalent) at a weighted average interest rate including DRD of 2.9%, and one $1,000 million U.S. program, which at December 31, 2005, was unutilized. All of the notes outstanding, in total $148 million, are classified as long-term debt because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the revolving credit facility ("RCF"), which is available until 2012.

In 2005, the Company refinanced its $850 million RCF. The new RCF of $1,100 million has a significantly reduced loan margin and was syndicated among 15 banks and matures in November 2012. The commitment supports the Company's commercial paper borrowings as well as being available for general corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The company is not subject to any financial covenants in order to have the facility available. The Company pays a commitment fee of 0.05% the first five years and of 0.06% in year six and seven on the unused amount of the RCF given the current rating of A- from Standard & Poor's. Borrowings are prepayable at any time and are due at expiration. $516 million of the RCF was utilized at year end.

Under the Swedish medium-term note program of SEK 4 billion (approximately $500 million), SEK and EUR floating rate notes, some of which are swapped into fixed rate JPY, are outstanding with up to five years remaining maturity and with interest rates currently up to 3.0%. In total $67 million of notes, with a remaining maturity of more than one year, were outstanding at year-end. The remaining other long-term debt, $24 million, consisted primarily of fixed rate loans and capital leasing.

In the Company's financial operations, credit risk arises in connection with the investment of liquid assets and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments can only be entered with a limited number of banks up to a risk amount of $75 million per bank. In addition, deposits can be made in U.S. government short-term notes as approved by the Company's Board of Directors. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1. The first table on the next page shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. The third table on the next page shows the fair value of derivatives excluding related debt and will therefore not reconcile with the fair value of debt table.

Debt Profile

Principal (notional) amount by expected maturity Weighted average interest rate	2006	2007	2008	2009	2010	There- after	Total long-term	Total

Overdraft/Other short-term debt (Weighted average interest rate 4.1%)	$125.5	-	-	-	-	-	-	$125.5
Commercial paper (Weighted average interest rate 2.9%)1)	-	-	-	-	-	$147.5	$147.5	147.5
Revolving Credit Facility (SEK loan, interest rate 1.8%)	-	-	-	-	-	515.9	515.9	515.9
Eurobond (incl. DRD2))(Weighted average interest rate 6.5%)	265.3	-	-	-	-	-	-	265.3
Medium-term notes (incl.DRD2))(Weighted average interest rate 2.4%)	25.1	-	$31.4	$13.5	$22.3	-	67.2	92.3
Other long-term loans, incl. current portion3)(Primarily fixed rates)	2.0	$1.4	18.4	1.1	0.9	2.5	24.3	26.3
Total debt as cash flow (incl. DRD)	417.9	1.4	49.8	14.6	23.2	665.9	754.9	1,265.5
DRD adjustment	90.5	-	-	0.7	1.5	-	2.2	92.7
Total debt as reported	$508.4	$1.4	$49.8	$15.3	$24.7	$665.9	$757.1	$1,265.5

1) Interest rates will change as rollovers occur prior to final maturity. 2) Debt Related Derivatives (DRD), i.e., the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.
3) Primarily denominated in JPY and Euro.

Fair value of debt, December 31

	2005	2005	2004	2004
Long-term debt	Carrying value1)	Fair value	Carrying value1)	Fair value

Commercial paper (reclassified)	$147.5	$147.5	$106.2	$106.2
RCF	515.9	515.9	-	-
Eurobond	-	-	417.7	427.4
Medium-term notes	69.3	69.3	113.1	113.1
Other long-term debt	24.4	24.4	30.1	30.1
Total	$757.1	$757.1	$667.1	$676.8

Short-term debt

Overdrafts and other short-term debt	$124.5	$124.5	$167.4	$167.4
Short-term portion of long-term debt	383.9	388.1	146.4	148.9
Total	$508.4	$512.6	$313.8	$316.3
1) Debt as reported in balance sheet. Fair value of derivatives, December 31

	2005	2005	2004	2004
In relation to Eurobond	Total nominal	Fair value	Total nominal	Fair value

Interest rate and cross currency interest rate swaps:
Cash flow treatment	$390.4	$86.1	$410.4	$138.8
Fair value treatment	20.0	7.1	20.0	12.0
Total	$410.4	$93.2	$430.4	$150.8

In relation to Medium-term notes

Interest rate and cross currency interest rate swaps:
Cash flow treatment	$26.2	$0.7	$103.7	$3.2
Fair value treatment	25.1	0.7	30.2	1.6
Without hedge accounting	44.5	1.4	65.5	(4.6)
Total	$95.8	$2.8	$199.4	$0.2

In relation to Commercial paper

Interest rate swaps: Cash flow treatment	-	-	$50.0	$1.8
Without hedge accounting	$50.0	$2.5	-	-
Total	$50.0	$2.5	$50.0	$1.8
13 Shareholders' Equity

Dividends	2005	2004	2003

Dividends per share	$1.17	$0.75	$0.54

Other comprehensive income/Ending balance	2005	2004	2003

Cumulative translation adjustments	$43.6	$182.5	$75.8
Net income/loss of cash flow hedge derivatives	1.5	(0.4)	(5.5)
Net loss of minimum pension liability	(7.4)	(7.6)	(4.6)
Total (ending balance)	$37.7	$174.5	$65.7
Deferred taxes on cash flow hedge derivatives	($1.0)	$0.1	$3.8
Deferred taxes on the minimum pension liability	$3.5	$3.4	$2.0

The components of other comprehensive income are net of any related income tax effects.

Share Repurchase Program
Since October 21, 2002, Autoliv has reactivated its stock-repurchase program under an existing authorization from May 2000, which authorized management to repurchase up to 10 million Autoliv shares. The Board of Directors approved an expansion of the Company's Stock Repurchase Program and authorized the repurchase of an additional 10 million shares in Autoliv, Inc. on April 29, 2003, and an additional 10 million shares on December 15, 2005.

Shares	2005	2004	2003

Shares repurchased (shares in millions)	8.4	3.4	2.1
Cash paid for shares	$377.8	$143.9	$43.0

In total, Autoliv has repurchased 20.0 million shares since May 2000 for cash of $698.2 million. Of the total amount of repurchased shares, approximately 1 million shares have been utilized in the stock incentive plans where of 0.2 million were utilized during 2005.

Shareholder Rights Plan
Autoliv has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.

Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and, upon the occurrence of certain events, the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.

Autoliv may redeem the rights in whole at a price of one cent per right. The rights are exercisable if a person acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer in order to acquire such ownership. The rights will not be exercisable if a tender or exchange offer for all outstanding shares of the Company is deemed by a majority of the Board of Directors not affiliated with the acquirer to be in the interest of Autoliv and its shareholders. The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 business days following a public announcement that a 15% or greater position has been acquired.

The rights will expire in December 2007.

14 Supplemental Cash Flow Information
The Company's non-cash investing and financing activities were as follows:

	2005	2004	2003

Acquisitions/Divestitures: Fair value of assets acquired excluding cash	$ -	$20.1	$103.7
Liabilities assumed	-	(22.2)	(72.5)
Cash paid, net of cash received	-	2.1	(31.2)
Dividends received from affiliates	8.0	7.7	2.0
Acquisition of businesses and investments in affiliates	$8.0	$9.8	$(29.2)

Payments for interest and income taxes were as follows:

	2005	2004	2003

Interest	$48	$41	$49
Income taxes	$206	$79	$116

15 Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSUs"). All options are granted for 10 year terms, have an exercise price equal to the fair market value of the share at the date of the grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement. The Plan provides for the issuance of up to 5,085,055 common shares for awards under the Plan. For pro-forma disclosures of the impact on the earnings of these rewards, see Note 1.

Information on the number of RSUs and stock options related to the Plan during the period 2003 to 2005 is as follows:

RSUs	2005	2004	2003

Outstanding at beginning of year	211,785	126,713	212,285
Granted	98,551	98,376	130,887
Shares issued	(810)	(3,834)	(203,210)
Cancelled	(11,261)	(9,470)	(13,249)
Outstanding at end of year	298,265	211,785	126,713

Stock options	Number of shares	Weighted average exercise price

Outstanding at Dec. 31, 2002	1,199,382	$19.09
Granted	386,250	21.36
Exercised	(391,496)	18.21
Cancelled	(16,505)	19.06
Outstanding at Dec. 31, 2003	1,177,631	20.13
Granted	290,368	40.26
Exercised	(492,551)	20.31
Cancelled	(16,631)	32.97
Outstanding at Dec. 31, 2004	958,817	$25.91
Granted	295,661	47.46
Exercised	(196,895)	23.27
Cancelled	(17,990)	30.65
Outstanding at Dec. 31, 2005	1,039,593	$32.45

Options exercisable

At December 31, 2003	794,956	$19.54
At December 31, 2004	677,918	$19.96
At December 31, 2005	747,245	$26.58

The following summarizes information about stock options outstanding on December 31, 2005:

Range of exercise prices	Number outstanding	Remaining contract life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$16.99 - $19.96	315,645	5.76	$18.61	315,645	$18.61
$21.36 - $29.37	175,225	6.93	21.54	175,225	21.54
$31.07 - $38.25	15,599	1.85	33.46	15,599	33.46
$40.26 - $47.46	533,124	8.55	44.21	240,776	40.26
	1,039,593	7.33	$32.45	747,245	$26.58

16 Contingent Liabilities

Legal Proceedings
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters.

Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, it is the opinion of management that the litigations to which the Company is currently a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience any material product liability or other losses in the future.

In December 2003, a U.S. Federal District Court awarded a supplier of Autoliv ASP, Inc. approximately $27 million plus pre-judgment interest of $6 million in connection with a commercial dispute. Autoliv has appealed the verdict and the supplier has cross-appealed in regard to the calculation of the amount of pre-judgment interest. The appeal and the cross- appeal are currently pending before the United States Court of Appeals for the Federal Circuit. Briefing before the court of appeals is completed, but oral argument has not yet been scheduled. While legal proceedings are subject to inherent uncertainty, Autoliv believes that it has meritorious grounds for appeal, which would result in a new trial, and that it is possible that the judgment could be eliminated or substantially altered. Consequently, in the opinion of the Company's management, it is not possible to determine the final outcome of this litigation at this time. It cannot be assured that the final outcome of this litigation will not result in a loss that will have to be recorded by the Company.

The Company believes that it is currently adequately insured against product and other liability risks, at levels sufficient to cover potential claims, but Autoliv cannot be assured that the level of coverage will be sufficient in the future or that such coverage will be available on the market.

Product Warranty and Recalls
Autoliv is exposed to product liability and warranty claims in the event that the products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. The Company cannot assure that it will not experience any material warranty or product liability losses in the future or that it will not incur significant costs to defend such claims. In addition, if any of the products are or are alleged to be defective, Autoliv may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A recall claim or a product liability claim brought against Autoliv in excess of available insurance, may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by the customers may be material, however, we believe our established reserves are adequate to cover potential warranty settlements. Autoliv's warranty reserves are based upon the Company's best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from the Company's recorded estimates.

17 Lease Commitments

Operating Lease
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2026. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $24.7 million for 2005, $21.4 million for 2004 and $21.5 million for 2003.

At December 31, 2005, future minimum lease payments for non-cancelable operating leases total $82.2 million and are payable as follows (in millions): 2006: $17.8; 2007: $15.1; 2008: $12.2; 2009: $9.0; 2010: $4.7; 2011 and thereafter: $23.4.

The lease agreements normally contain renewal options.

Capital Lease
The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2015. At December 31, 2005, future minimum lease payments for non-cancelable capital leases total $6.5 million and are payable as follows (in millions): 2006: $1.7; 2007: $1.6; 2008: $0.8; 2009: $0.6; 2010: $0.6; 2011 and thereafter: $1.2.

18 Retirement Plans

Defined Contribution Plans
Many of the Company's employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the years ended December 31, 2005, 2004 and 2003 were $3.1 million, $2.8 million and $2.5 million respectively. Contributions to defined contribution plans for the years ended December 31, 2005, 2004, and 2003 were $16.1 million, $15.4 million and $13.1 million, respectively.

Defined Benefit Plans
U.S. Defined Benefit Pension Plans
The Company has non-contributory defined benefit pension plans covering employees at most U.S. operations. The benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. During 2005 Autoliv has taken a decision to change the funding policy for U.S. plans. Instead of contributing amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts that the Company determines to be appropriate, Autoliv's funding level from 2005 will target at meeting the accrued benefit obligation (ABO).

In addition to adopting a new funding policy for its global pension arrangements during 2006, Autoliv, in consultation with the relevant plan fiduciaries, will revise its approach to investing global pension assets. From 2006 onwards, the level of equity exposure will be reduced from broadly 80% to approximately 65%. This move brings Autoliv in line with the typical strategy being pursued by S&P500 companies generally and, also, takes into account the increasing maturity of its UK pension plan. This move will reduce volatility in both balance sheet and income statement figures for pensions going forward.

The Company has frozen participation in the Autoliv ASP, Inc. Pension Plan to include only those employees hired as of December 31, 2003.

The measurement date used to determine benefit measurements corresponds to the fiscal year end, December 31.

The components of net benefit cost associated with the U.S. non-contributory defined benefit retirement plans are as follows:
	2005	2004	2003

Service cost	$9.9	$10.7	$11.0
Interest cost	7.6	6.9	6.4
Expected return on plan assets	(6.8)	(6.0)	(3.7)
Amortization of prior service costs	0.5	0.4	0.4
Amortization of actuarial loss	0.4	0.4	0.9
Benefit cost	$11.6	$12.4	$15.0

The amortization of the net actuarial loss is expected to increase pension expense by $0.6 million per year over the ten year estimated remaining service lives of the plan participants. Pension expense associated with these plans was $11.6 million in 2005 and is expected to be around $7.0 million in 2006.

The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

	2005	2004

Projected benefit obligation at beginning of year	$131.7	$117.2
Service cost	9.9	10.7
Interest cost	7.6	6.9
Actuarial (gain) loss	(5.1)	(2.0)
Change in discount rate	7.5	5.5
Other assumption changes	3.7	-
Benefit payments	(7.9)	(6.6)
Projected benefit obligation at year end	$147.4	$131.7

Fair value of plan assets at beginning of year	$84.6	$66.5
Actual return on plan assets	6.0	8.0
Company contributions	33.8	16.7
Benefit payments	(7.9)	(6.6)
Fair value of plan assets at year end	$116.5	$84.6

Funded status of the plan	$(30.9)	$(47.1)
Unrecognized net actuarial loss	24.7	18.3
Unrecognized prior service cost	3.1	3.5
Accrued retirement benefit cost recognized in the balance sheet	$(3.1)	$(25.3)

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $115.1 million and $106.6 million at December 31, 2005 and 2004, respectively.

The weighted averages of assumptions used to determine the U.S. benefit obligation as of December 31, are as follows:

%	2005	2004

Discount rate	5.50	6.00
Rate of increases in compensation level	4.00	3.50

The weighted averages of assumptions used to determine the U.S. net periodic benefit cost for years ended December 31, are as follows:

%	2005	2004	2003

Discount rate	6.00	6.25	6.75
Rate of increases in compensation level	3.50	3.50	4.00
Expected long-term rate of return on assets	8.00	8.50	8.50

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. The discount rate has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The U.S. Plans have, for a number of years, invested more than 85% of plan assets in equities and nearly 15% in debt securities. The investment objective is to provide an attractive risk- adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on plan assets of 8%.

The major categories of plan assets as a weighted average percentage of the fair value of total plan assets for years ended December 31, are as follows:

Assets category in %	Target allocation	2005	2004

Equity securities	85	87	90
Debt securities	15	13	10
Total	100	100	100
In order to meet the Company's new target funding level - the Accumulated Benefit Obligation - Autoliv has during the year made contributions amounting to $33.8 million.

The Company expects to contribute $1.3 million to its pension plan in 2006 and is currently projecting a funding level of $6 million in the years thereafter.

The estimated future benefit payments for the U.S. pension benefits, which reflect expected future service, as appropriate, are disclosed in the table below. The amount of benefit payments in a given year may vary from the projected amount, especially since this plan pays the majority of benefits as a lump sum.

Pension Benefits	Expected Payments

2006	$8.4
2007	9.2
2008	10.5
2009	10.8
2010	11.7
Years 2011-2015	$73.9

Non-U.S. Defined Benefit Pension Plans
The Company has a number of defined benefit pension plans, both contributory and non-contributory, in Australia, Canada, Germany, France, Japan, Mexico, Sweden, South Korea, Thailand, Turkey and the United Kingdom.

The Company's main non-U.S. defined benefit plan is the U.K. plan. The Company has frozen participation in the U.K. defined benefit plan for all employees hired after April 30, 2003. Benefits are based on an average of the employee's earnings in the last three years preceding retirement and on credited service. Members in the U.K. plan contribute to the plan at the rate of 9% of pensionable salaries. The curtailment amount presented among the changes in the projected benefit obligation during 2005 below, relates to a U.K. plant closure.

The measurement dates for the non-U.S. plans used to determine benefit measurements are between September 30 and December 31 for the years 2005, 2004 and 2003. The components of net benefit cost for 2005 and 2004 associated with the non-U.S. retirement plans are as follows:

	2005	2004

Service cost	$9.0	$7.0
Interest cost	4.1	3.3
Expected return on plan assets	(2.2)	(1.5)
Amortization of actuarial loss	0.1	0.4
Amortization of prior service cost	0.9	0.4
Benefit cost	$11.9	$9.6
Increase (decrease) in minimum liability included in other comprehensive income	$(0.1)	$4.4

For these non-U.S. plans, details on benefit cost are not available for the year ended December 31, 2003.

However, total benefit cost associated with the non-U.S. plans for the years ended December 31, 2005, 2004 and 2003 were $11.9 million, $9.6 million and $6.8 million, respectively. There was no increase in the minimum pension liability included in other comprehensive income for 2005. For the periods ended December 31, 2004 and 2003, it amounted to $4.4 million and $6.6 million respectively.

The amortization of the net actuarial loss is made over the 8-19 years estimated remaining service lives of the plan participants, varying between the different countries depending on the age of the work force. Pension expense associated with these plans was $11.9 million in 2005 and is not expected to deviate materially from this level in 2006.

The changes in benefit obligations and plan assets for the non-U.S. defined benefit plans for the periods ended December 31, are as follows:

	2005	2004

Projected benefit obligation at beginning of year	$91.6	$69.7
Service cost	9.0	7.0
Interest cost	4.1	3.3
Actuarial (gain) loss	8.9	6.0
Plan participants' contributions	0.8	0.8
Plan amendments	-	(0.3)
Change in assumptions	0.7	(0.3)
Benefit payments	(3.6)	(1.7)
Curtailments	(3.5)	-
Other	1.8	-
Translation difference	(11.2)	7.1
Projected benefit obligation at year end	$98.6	$91.6

Fair value of plan assets at beginning of year	$36.2	$26.6
Actual return on plan assets	4.5	2.5
Company contributions	7.9	5.6
Plan participants' contributions	0.8	0.8
Benefit payments	(3.6)	(1.7)
Other	0.8	-
Translation difference	(4.3)	2.4
Fair value of plan assets at year end	$42.3	$36.2

Funded status of the plan	$(56.3)	$(55.4)
Unrecognized net actuarial loss	20.4	17.1
Unrecognized prior service cost (benefit)	(0.2)	(0.5)
Employer contributions from measurement date to year end	0.5	0.3
Minimum pension liability	(10.9)	(11.0)
Translation difference	-	1.2
Accrued retirement benefit cost recognized in the balance sheet	$(46.5)	$(48.3)

The accumulated benefit obligation for the non-U.S defined benefit pension plans was $82.9 million and $69.2 million at December 31, 2005 and 2004, respectively.

The range of weighted averages of assumptions used by the non-U.S. defined benefit plans to determine the benefit obligation as of December 31, are as follows:

%	2005	2004

Discount rate	2-9	2.5-6.5
Rate of increases in compensation level	2.5-10	2.5-5

The range of weighted averages of assumptions used by the non-U.S. defined benefit plans to determine the net periodic benefit cost for years ended December 31, are as follows:
%	2005	2004	2003

Discount rate	2-9	2.5-25	2.5-6.8
Rate of increases in compensation level	2-10	3-18	2-5
Expected long-term rate of return on assets	2.5-7	2.5-8.5	2.5-8.5

The high rate of increase in compensation level, 18%, in 2004 relates to a high- inflationary country, while the second highest rate is 5%. The high discount rate for the same year relates to the same country, where the second highest rate is 6.5%.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the Projected Benefit Obligation and annual pension expense. The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market. The Company has assumed a long-term rate of return on plan assets in a range of 2.5-7% for 2005. The main plan is the U.K. plan, which has for a number of years, invested approximately 80% of plan assets in equities and 20% in debt securities. The discount rate for the U.K. plan has been set based on the weighted average yields on long- term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The major categories of plan assets as a weighted average percentage of the fair value of total plan assets for years ended December 31, are as follows:

Assets category in %	2005	2004
Equity securities	55	59
Bonds	17	14
Other	28	27
Total	100	100

For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $1.3 million in 2006 and is currently projecting a funding level unchanged at $1.3 million in the years thereafter.

The estimated future benefit payments for the non-U.S. post-retirement benefits, which reflect expected future service, as appropriate, are disclosed in the table below.

Pension Benefits	Expected Payments
2006	$2.8
2007	3.1
2008	3.5
2009	5.3
2010	5.7
Years 2011-2015	$31.5

Post-retirement Benefits Other than Pensions
The Company currently provides post-retirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most employees who retire after December 31, 1992. Additionally the plan was further amended in 2003 to restrict participation to retirees who were eligible retirees or active participants in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. No plan assets have been provided to this benefit plan.

At present, there is no pre-funding of the post-retirement benefits recognized under FAS-106. The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D) on its financial statements under FAS-106. The plan was determined to be at least actuarially equivalent to the Medicare Part D benefit and Autoliv has applied for the Retiree Drug Subsidy. This subsidy will continue to be available to the Company as long as the plan is at least actuarially equivalent to Medicare Part D. The availability of this subsidy has been factored into the FAS-106 liability calculations as an offset to estimated claims cost for Medicare-eligible retirees.

The measurement date used to determine post-retirement benefit measurements corresponds with the fiscal year end, December 31.

The components of net benefit cost associated with the post-retirement benefit plans are as follows:

Period ended December 31	2005	2004	2003

Service cost	$1.2	$1.4	$1.3
Interest cost	1.2	1.2	0.9
Actuarial gain	-	-	(0.1)
Benefit cost	$2.4	$2.6	$2.1

The changes in benefit obligations and plan assets for the post-retirement benefit plans as of December 31 are as follows:

	2005	2004

Projected benefit obligation at beginning of year	$21.6	$19.2
Service cost	1.2	1.4
Interest cost	1.2	1.2
Actuarial (gain) loss	(0.1)	(0.3)
Change in discount rate	1.5	0.6
Assumption changes	(1.1)	-
Benefit payments	(1.0)	(0.5)
Projected benefit obligation at year end	$23.3	$21.6

Fair value of plan assets at beginning of year	$ -	$ -
Company contributions	1.0	0.5
Benefit payments	(1.0)	(0.5)
Fair value of plan assets at year end	$ -	$ -

Funded status of the plan	$(23.3)	$(21.6)
Unrecognized net actuarial (gain) loss	0.1	(0.2)
Accrued postretirement benefit cost recognized in the balance sheet	$(23.2)	$(21.8)

The accumulated benefit obligation for these post-retirement benefits other than pensions was $23.3 million at December 31, 2005.

For measurement purposes, the U.S. plans assumed annual rate of increase of per capita cost of health care benefits was 9.5% for 2005 and assumed to decrease to 5.0% in 2011 and remain constant thereafter. For U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.

The weighted average discount rate to determine the post-retirement benefit obligation was 5.50% in 2005 and 6.00% in 2004. The average discount rate used in determining the post-retirement benefit cost was 6.00% in 2005, 6.25% in 2004 and 6.75% in 2003.

A 1% increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company's net benefit cost for the current period or on the accumulated post-retirement benefit obligation at December 31, 2005.

The estimated future benefit payments for these post-retirement benefits, which reflect expected future service as appropriate, are disclosed in the table below.

Pension Benefits	Expected Payments

2006	$1.7
2007	0.5
2008	0.6
2009	0.8
2010	0.9
Years 2011-2015	$6.2

19 Segment Information

Autoliv, Inc. is a U.S. registered company where the revenues are generated by sales of safety systems to the automotive industry. The automotive industry is made up of a relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material adverse effect on the Company.

Automotive safety products (mainly various airbag and seatbelt products and components) are integrated complete systems that function together with common electronic and sensing systems, and hence are considered as one business segment.

The customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:
In 2005 Ford 21% (incl. Volvo Cars with 7%, Mazda, etc.); Renault 14% (incl. Nissan) and GM 13% (incl. Opel, Holden, SAAB, etc.)
In 2004 Ford 23% (incl. Volvo Cars with 8%, Mazda, etc.); Renault 15% (incl. Nissan) and GM 12% (incl. Opel, Holden, SAAB, etc.)
In 2003 Ford 24% (incl. Volvo Cars with 8%, Mazda, etc.); Renault 14% (incl. Nissan) and GM 12% (incl. Opel, Holden, SAAB, etc.)

The Company has concluded that its operating segments meet the criteria, stated in FAS-131 "Disclosures about Segments of an Enterprise and Related Information", for aggregation for reporting purposes into a single operating segment.

Net sales	2005	2004	2003

North America	$1,720	$1,659	$1,609
Europe	3,392	3,518	2,950
Japan	535	507	389
Rest of the World	558	460	353
Total	$6,205	$6,144	$5,301

Long-lived Assets	2005	2004	2003

North America	$1,931	$2,094	$2,054
Europe	740	824	752
Japan	103	117	106
Rest of the World	129	128	104
Total	$2,903	$3,163	$3,016

The Company's operations are located primarily in Europe and the United States. Exports to other regions amounted to approximately $410 million and $425 million in 2005 and 2004 respectively. Net sales in the U.S. amounted to $1,585 million, $1,558 million and $1,542 million in 2005, 2004 and 2003, respectively.

Long-lived assets in the U.S. amounted to $1,801 million, $1,982 million and $1,979 million for 2005, 2004 and 2003, respectively. For 2005, $1,543 million of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2005	2004	2003

Airbags and associated products 1)	$4,083	$4,028	$3,608
Seatbelts and associated products 2)	2,122	2,116	1,693
Total	$6,205	$6,144	$5,301

1) Includes sales of Steering Wheels, Electronics, Inflators and Initiators. 2) Includes sales of Seat components. 20 Quarterly Financial Data (unaudited)

	Q1	Q2	Q3	Q41)

2005
Net sales	$1,693.6	$1,654.6	$1,391.7	$1,465.0
Gross profit	338.6	348.0	281.2	300.2
Income before income taxes	122.8	133.4	95.1	130.7
Net income	77.9	85.6	59.1	70.0
Earnings per share	$0.84	$0.94	$0.66	$0.81
Dividends paid	$0.25	$0.30	$0.30	$0.32

2004
Net sales	$1,487.8	$1,578.6	$1,382.7	$1,694.8
Gross profit	297.6	325.3	263.6	334.7
Income before income taxes	114.8	135.3	96.6	137.8
Net income	76.4	89.2	67.3	93.4
Earnings per share	$0.80	$0.94	$0.72	$1.01
Dividends paid	$0.15	$0.20	$0.20	$0.20

1) In Q4 2005, net income was negatively affected by a $14 million one-time tax-expense for the Jobs Act transaction (See Note 4). After taking into account interest expense savings, the effects of the Jobs Act transaction reduced earnings per share by 13 cents.

Exchange Rates for Key Currencies vs. U.S. Dollar

	2005	2005	2004	2004	2003	2003	2002	2002	2001	2001
	Average	Year end	Average	Year end	Average	Year end	Average	Year end	Average	Year end

EUR	1.243	1.186	1.241	1.362	1.127	1.250	0.941	1.042	0.896	0.883
AUD	0.762	0.733	0.735	0.774	0.648	0.747	0.542	0.564	0.518	0.509
GBP	1.817	1.727	1.830	1.992	1.631	1.775	1.498	1.603	1.441	1.451
SEK	0.134	0.126	0.136	0.151	0.123	0.137	0.103	0.113	0.097	0.094
JPY/1000	9.081	8.526	9.239	9.641	8.620	9.347	7.972	8.380	8.238	7.617

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Autoliv, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2006 expressed an unqualified opinion thereon.

Ernst & Young AB
February 14, 2006

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that Autoliv, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autoliv, Inc.'s management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Autoliv, Inc. maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Autoliv, Inc. and our report dated February 14, 2006 expressed an unqualified opinion.

Ernst & Young AB
February 14, 2006

Corporate Governance

This section should be read in conjunction with the proxy statement, which is distributed to all registered Autoliv shareholders together with this annual report. Please also refer to page 29-31 about Risk Management and page 32 in the about Internal Control in this report.

Autoliv is a U.S. company incorporated under the laws of the State of Delaware.

In addition to Federal or State law and regulations, Autoliv is governed primarily by the following documents. All of them are available on Autoliv's corporate website www.autoliv.com under Governance.
  Restated Certificate of Incorporation of Autoliv, Inc.
  Restated By-laws of Autoliv, Inc.
  Corporate Governance Guidelines
  Charters of the standing Committees of the board
  Code of Business Conduct and Ethics
  Code of Conduct and Ethics for Directors
  Code of Conduct and Ethics for Senior Officers

SHAREHOLDERS' MEETING

The Shareholders' Meeting elects the Board of Directors. Shareholders also adopted the Autoliv Inc. Stock Incentive Plan in 1997 and as further amended.

At the Shareholders' Meeting each shareholder is entitled to one vote for each share of common stock. Shareholders can vote by sending proxy cards to the Company.

Only such business shall be conducted at a Shareholders' Meeting that has been properly brought before the meeting. Stockholder proposals for the 2007 annual meeting must be received by the Company before November 8, 2006.

THE BOARD

The Board is entrusted with, and responsible for, overseeing the assets and business affairs of the Company.

To assist the Board in the exercise of its responsibilities, it has adopted Corporate Governance Guidelines which reflect its commitment to monitor the effectiveness of policy and decision making both at the Board and management level. The purpose is to enhance long-term shareholder value and to assure the vitality of Autoliv for its customers, employees and other individuals and organizations that depend on the Company.

To achieve this purpose, the Board monitors the performance of the Company in relation to its goals, strategy, competitors, etc., and the performance of the Chief Executive Officer (CEO) and provides constructive advice and feedback.

The Board is free to choose its Chairman in a way that it deems best for the Company, and hence does not require the separation of the officer of the Chairman of the Board and the CEO as is the case today.

The Board has full access to management and to Autoliv's outside advisors.The work of the Board is reported annually in the proxy statement that is distributed to the shareholders with the annual report.

According to the Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board, and the directors are divided into three classes for terms of three years. The Board believes that it should generally have no fewer than nine and no more than twelve directors.

Directors

Directors are expected to spend the time and effort necessary to properly discharge their responsibilities, and accordingly, regularly attend meetings of the Board and committees on which directors sit. Directors are also expected to attend the Annual General Meetings of Shareholders.

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Committee will consider director candidates nominated by shareholders.

Nominees for director are selected on the basis of for example experience, knowledge, skills, expertise, integrity, understanding of Autoliv's business environment and willingness to devote adequate time and effort to the Board.

The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Normally, no more than one management executive may serve on the Board.

On an annual basis, the Board reviews the relations that each director has with the Company to assess independence. Directors who are also employees of the Company are generally expected to resign from the Board at the same time as their employment with the Company ends.

New directors are provided information about Autoliv's business and operations, strategic plans, significant financial, accounting and risk management issues, compliance programs and various codes and guidelines.

Board Compensation

A director who is also an officer of the Company does not receive additional compensation for service as a director.

Current Board compensation is disclosed in Autoliv's Proxy Statement together with the compensation to the five most highly compensated senior executives. Directors' fees are the only compensation that the members of the Audit Committee can receive from Autoliv.

The Nominating and Corporate Governance Committee sponsors an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. The results of such assessments are discussed with the full Board and each committee.

Board Meetings

There must be five regularly scheduled meetings of the Board each year, and at least one regularly scheduled meeting of the Board must be held quarterly.

The meetings of the Board generally follow a Master Agenda which is discussed and agreed in the beginning of each year, but any director is free to raise any other subjects.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. The lead independent Director is presently the Chairman of the Board.

Normally the Board visits one or several of the Company's business operations at least once a year. In 2005, the Board visited and reviewed the Company's operations in Spain.

COMMITTEE MATTERS

All members of the standing board committees are determined by the Board to qualify as independent directors. The committees operate under written charters and issue yearly reports that are disclosed in the Proxy Statement.

There are three standing committees of the Board:

Audit Committee
The Audit Committee appoints, in its sole discretion (subject to shareholder ratification), the firm of independent auditors that audit the annual financial statements. The committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors.

The committee also reviews the annual audit and its scope, including the independent auditors' letter of comments and management's responses thereto; possible violations of Autoliv's business ethics and conflicts of interest policies; any major accounting changes made or contemplated; and the effectiveness and efficiency of Autoliv's internal audit staff. In addition, the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors' examinations.

Each of the Audit Committee members possesses financial literacy and accounting or related financial management expertise.

Compensation Committee
The Compensation Committee advises the Board with respect to the compensation to be paid to the directors and approves and advises the Board with respect to the terms of contracts to be entered into with the senior executives. The committee also administers Autoliv's incentive plans.

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee assists the Board in identifying potential candidates to the Board, reviewing the composition of the Board and its committees, monitoring a process to assess Board effectiveness and developing and implementing Autoliv's Corporate Governance Guidelines.

The committee will consider stockholder nominees for election to the Board if timely advance written notice of such nominees is received by the secretary of the Company.

LEADERSHIP DEVELOPMENT

The Board is responsible for identifying potential candidates for, as well as selecting, the CEO.

The Board is also responsible for an annual performance review of the CEO, and a summary report is discussed amongst independent directors in executive sessions and thereafter with the CEO.

The Board must plan for the succession to the position of the CEO and be assisted by the CEO who shall prepare and distribute to the Board an annual report on succession planning for senior officers.

The Board must determine that satisfactory systems are in effect for education, development and succession of senior and mid-level management.

SHAREHOLDER RIGHTS PLAN

The Autoliv Board adopted a Shareholder Rights Plan in 1997 to defer concise take-over tactics and to encourage third parties interested in acquiring the Company to negotiate with the Board to preserve the best interest of all Company stockholders (see Note 13 in the Annual Report).

ETHICAL CODES

To maintain the highest legal and ethical standards, the Board has adopted three Codes of Business Conduct and Ethics. Two of them are specific for senior officers and directors, respectively, while the third code is general for all employees.

Employees are encouraged to report any violations of law or the Autoliv Codes, and no individual will suffer retaliation for reporting in good faith violations of law or the codes.

Reports can be made to Autoliv's Compliance Counsel (for contact see page 60 in the Annual Report) or by calling the Corporate Compliance "Hotline" - a toll free number - and leave a message anonymously on the voice mail.

Meetings and Committees 1)

	Independent 2)	Board	Audit	Compensation	Nominating & Corp Gov	Nationality
S. Jay Stewart	Yes	5/5	7/7	2/2	3/3	US
Per-Olof Aronson	Yes	5/5	7/7	2/2	-	SWE
Sune Carlsson	Yes	5/5	7/7	2/2	-	SWE
Walter Kunerth	Yes	5/5	7/7	-	3/3	GER
George A. Lorch	Yes	5/5	7/7	2/2	-	US
Lars Nyberg	Yes	4/5	7/7	-	3/3	SWE
James M. Ringler	Yes	5/5	-	2/2	3/3	US
Tetsou Sekiya	Yes	5/5	-	2/2	3/3	JPN
Per Welin 3)	Yes	5/5	7/7	-	3/3	SWE
William E. Johnston Jr. 4)	Yes	1/1	-	0/0	0/0	US
Lars Westerberg	No	5/5	-	-	-	SWE

1) Attended meetings in relation to total meetings.
2) Under the rules of the New York Stock Exchange, the Sarbanes Oxley Act and the SEC.
3) Qualifies as audit committee financial expert.
4) Elected at the last meeting of the year.

Board of Directors

S. Jay Stewart
Chairman
Born 1938
Director since 1989
Elected until 2008
Former Chairman and CEO of Morton International, Inc., Director of HSBC North America Holdings, Inc.
B.Sc. and MBA.
Shares: 78,459

Per-Olof Aronson
Born 1930
Director since 1994
Elected until 2007
Former Vice Chairman, President and CEO of SAPA AB (Gränges AB)
Graduate engineer.
Shares: 8,000

Sune Carlsson
Born 1941
Director since 2003
Elected until 2008
Former President and CEO of AB SKF. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB and Scania AB.
M.Sc.
Shares: 303

William E. Johnston Jr.
Born 1940
Director since 2005
Elected until 2008
Former President, Chief Operating Officer and Director of Morton International, Inc. Former Director and Chairman of the Supervisory Board of Salins Europe S.A. Former Senior Vice President of Rohm & Haas Co. Former Director of Unitrin Inc.
MBA
Shares: 0

Walter Kunerth
Born 1940
Director since 1998
Elected until 2007
Industry consultant. Former member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Chairman of the Supervisory Boards of Götz AG and Paragon AG. Director of the Supervisory Board of Gildemeister AG.
M.Sc and Honorary Professor.
Shares: 0

George A. Lorch
Born 1941
Director since 2003
Elected until 2006
Former Chairman, President and CEO of Armstrong World Industries. Chairman Emeritus of Armstrong Holdings, Inc. Director of Pfizer, Inc., Williams Cos and HSBC North America Holdings, Inc. and HSBC Finance.
B.Sc.
Shares: 303

Lars Nyberg
Born 1951
Director since 2004
Elected until 2007
Former Chairman and CEO of NCR Corp. Chairman of Micronic Laser Systems AB. Director of Snap-On Inc., DataCard Corporation and Sandvik AB.
MBA
Shares: 0

James M. Ringler
Born 1946
Director since 2002
Elected until 2006
Chairman of NCR Corp. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International Inc. Director of Dow Chemical Company, FMC Technologies Inc., MAPI and CPC Corporation.
B.Sc. and MBA
Shares: 964

Tetsuo Sekiya
Born 1934
Director since 2001
Elected until 2006
Former Chairman, President and CEO of NSK Ltd. Advisor to the Board of NSK Ltd and the Japan Bearing Industrial Organization. Executive member of the Board of Nippon Keidanren. Director of Taisei Corporation.
B.Sc. in Economics.
Shares: 2,600

Per Welin
Born 1936
Director since 1995
Elected until 2006
Chairman of L-E Lundberg-företagen AB.
M.Sc., Techn. Lic and MBA.
Shares: 3,831
Deferred stock units: 4,703

Lars Westerberg
President & CEO
Born 1948
Director since 1999
Elected until 2007
Chairman of Husqvarna AB. Director of Plastal AB and Haldex AB.
M.Sc. and MBA.
Shares: 45,000
Restricted stock units: 30,000
Stock options: 226,500

"Director since" includes time as director of Autoliv AB and Morton International, Inc. For information on restricted stock units and options refer to Note 15 on page 45. Number of shares and stock units as of February 22, 2006. For changes during the year please refer to Autoliv's corporate website or each director's or manager's filings with the SEC. These insider filings are also lodged in Sweden with Finansinspektionen.

For information on the work of the Board, compensation to and presentations of directors, please refer to the proxy statement which is distributed to Autoliv's shareholders with this annual report.

Senior Management

Lars Westerberg
President & Chief Executive Officer
Born 1948. Employed 1999
Shares: 45,000
Restricted stock units: 30,000
Stock options: 226,500

Jan Carlson
Vice President Engineering
Born 1960. Employed 1999
Shares: 1,331
Restricted stock units: 3,917
Stock options: 15,570

Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001
Restricted stock units: 6,000
Stock options: 36,210

Magnus Lindquist
Vice President, Chief Financial Officer
Born 1963. Employed 2001
Restricted stock units: 6,000
Stock options: 18,000

Benoît Marsaud
Vice President Manufacturing
Born 1952. Employed 1980
Shares: 7,546
Restricted stock units: 6,000
Stock options: 35,500

Svante Mogefors
Vice President Quality
Born 1955. Employed 1996
Restricted stock units: 1,334
Stock options: 6,450

Mats Ödman
Vice President Corporate Communications
Born 1950. Employed 1994
Shares: 5,202
Restricted stock units: 6,000
Stock options: 43,635

Jan Olsson
Vice President Research
Born 1954. Employed 1987
Shares: 5,457
Restricted stock units: 6,000
Stock options: 25,500

Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2001
Restricted stock units: 6,000
Stock options: 18,000

Jörgen Svensson
Vice President Legal Affairs,
General Counsel and Secretary
Born 1962. Employed 1989
Restricted stock units: 6,000
Stock options: 18,000

Number of shares, RSUs and stock options as of February 22, 2006. For presentations of Senior Management, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov or www.autoliv.com under Financial info/Filings.

Around the World

ARGENTINA
Headcount (incl. joint ventures): 225
Manufacturing: Airbags and Seatbelts
Customers: DaimlerChrysler, Faurecia, Ford, GM, Iveco, JCI, Lear, Peugeot/Citroën, Renault, SAS, Toyota, Visteon and Volkswagen
Location: Pilar (Buenos Aires)

AUSTRALIA
Headcount: 650
Manufacturing: Airbags, Seatbelts and Seatbelt Webbing
Other: Tech center, Laboratory Customers: Ford, GM/Holden, Hyundai, Kia, Mitsubishi, Telco and Toyota
Location: Melbourne

BELGIUM
Headcount: 45
Distribution: Airbags, Seatbelts, Steering wheels and Child seats
Customers: ECA, Faurecia, JCI, Nedcar, Pininfarina, SAS and Volvo
Location: Gent

BRAZIL
Headcount: 530
Manufacturing: Airbags, Seatbelts, Steering wheels and Seatbelt Webbing
Customers: Audi, DaimlerChrysler, Faurecia, Fiat, Ford, GM, JCI, PSA, Renault, SAS, Scania, Toyota and Volkswagen
Location: Taubaté (Sao Paulo)

CANADA
Headcount: 1,090
Manufacturing: Seatbelt webbing, Airbag cushions and Safety Electronics
Customers: Lear, Johnson Controls, SAS, Autoliv and other Seatbelt manufacturers
Locations: Collingwood, Markham and Tilbury

CHINA
Headcount: 965
Manufacturing: Airbags, Steering wheels, Seatbelts and Seatbelt webbing
Other: Laboratory
Customers: Brilliance, Changan, Chery, DaimlerChrysler, GM, Fiat, Ford, Hyundai/Kia, Iveco, Mazda, Mitsubishi, Nissan, Peugeot/Citroën, Renault, Suzuki, Toyota, and Volkswagen/Audi
Locations: Nanjing, Changchun, Guangzho and Shanghai (joint ventures)

CZECH REPUBLIC
Headcount: 2
Capabilities: Sales office
Customers: JCI, SAS and Skoda
Location: Mladá Boleslav

ESTONIA
Headcount: 1,740
Manufacturing: Seatbelts and Seatbelt Components
Customers: AvtoVaz, GAZ, GM and Autoliv companies
Location: Tallinn

FRANCE
Headcount: 5,490
Manufacturing: Airbags, Inflators, Initiators, Steering wheels, Seatbelts, and Safety electronics
Other: Tech center and laboratory
Customers: BMW, Citroën, Ford, Jaguar, Nissan, Opel, Peugeot, Renault, Rover, Toyota, SAAB, Samsung, Volvo and Autoliv companies
Locations: Paris, Gournay-en-Bray, Poitiers, Pont-de-Buis, Survilliers, Pontoise, Rouen and Valentigney (joint venture)

GERMANY
Headcount: 3,245
Manufacturing: Airbags, Seatbelts and Seatbelt components
Other: Tech center and laboratory
Customers: Audi, Bentley, BMW, DaimlerChrysler, Ford, GM/Opel, Grammer, Hyundai, Intier, ISRI, LandRover, Lear, MAN, Porsche, Skoda, Volkswagen and Autoliv companies
Locations: Elmshorn, Dachau, Braunschweig, Döbeln, Lübeck and Norderstedt

HUNGARY
Headcount: 885
Manufacturing: Seatbelts
Customers: Audi, BMW, DaimlerChrysler, Faurecia, Fiat, Ford, GM, Grammer, JCI, ISRI, Lamborghini, Lear, Magna, MAN, Mazda, Mitsubishi, Porsche, SITECH, Skoda, Steyr, Suzuki, Volkswagen and Autoliv companies
Location: Sopronkövesd

INDIA
Headcount: 340
Manufacturing: Seatbelts
Other: Laboratory
Customers: Daewoo, DaimlerChrysler, Ford, GM, Hindustan Motors, Hyundai, Maruti, Peugeot, Telco and Volvo
Locations: Bangalore (joint venture)

INDONESIA
Headcount: 120
Manufacturing: Seatbelts
Customers: GM, Hyundai, Nissan and Toyota
Location: Jakarta

ITALY
Headcount: 20
Capabilities: Sales office
Customer: Ferrari, Fiat, Iveco
Location: Turin

JAPAN
Headcount: 2,130
Manufacturing: Airbags, Inflators, Seatbelts, Steering wheels and Safety Electronics
Other: Tech center and laboratory
Customers: Daihatsu, Hino, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Nissan- Diesel, Subaru, Suzuki, Toyota and Autoliv companies
Locations: Atsugi, Fujisawa, Hiroshima, Nagoya, Osaka, Taketoyo, Tsukuba and Yokohama

KOREA
Headcount: 500
Manufacturing: Seatbelts and Airbags
Other: Laboratory
Customers: Hyundai, Kia, Renault, Samsung and Ssangyong
Locations: Gyeonggido

MALAYSIA
Headcount: 420
Manufacturing: Airbags, Seatbelts, Steering wheels and Seatbelt webbing
Customers: BMW, DaimlerChrysler, Ford, Honda, Hyundai, Kia, Mitsubishi, Nissan, Perodua, Proton, Suzuki, Toyota and Volvo
Location: Kuala Lumpur (joint venture)

MEXICO
Headcount: 4,850
Manufacturing: Airbags, Airbag Cushions, Seatbelts and Steering wheels
Customers: DaimlerChrysler, Ford, GM, Honda, Hyundai, Nissan, Mazda, Mitsubishi, Toyota, Volkswagen, Volvo and Autoliv companies
Locations: Toluca, Querétaro and Tijuana

NETHERLANDS
Headcount: 160
Manufacturing: Seatbelt webbing
Customers: Autoliv and other Seatbelt manufacturers
Locations: Boxtel and Sittard

NEW ZEALAND
Headcount: 10
Capabilities: Sales office
Customers: Aftermarket
Location: Auckland

PHILIPPINES
Headcount: 945
Manufacturing: Seatbelts and Steering wheels
Customers: Ford, GM/Isuzu, Honda, Kia, Mitsubishi, Nissan, Toyota and Autoliv companies
Location: Manila (joint venture) and Cebu

POLAND
Headcount: 1,740
Manufacturing: Airbag cushions and Seatbelts
Customers: Simula and Autoliv companies
Locations: Olawa and Jelcz-Laskowice

ROMANIA
Headcount: 545
Manufacturing: Seatbelts and Seatbelt Webbing
Customers: Dacia, Daewoo and Autoliv companies
Location: Brasov

SOUTH AFRICA
Headcount: 160
Manufacturing: Airbags and Seatbelts
Customers: BMW, Ford, GM, Mazda, Nissan, Toyota and Volkswagen.
Location: Johannesburg

SPAIN
Headcount: 1,150
Manufacturing: Airbags and Seatbelts
Other: Laboratory
Customers: : AutoEuropa, Auto5000, AvtoVaz, BMW, DaimlerChrysler, Heuliez, Ford, LandRover, Mazda, Mitsubishi, Nissan, Opel, Peugeot/Citroën, Pininfarina, Renault, SEAT, Smart, Volkswagen and Autoliv companies
Locations: Barcelona and Valencia

SWEDEN
Headcount: 1,990
Manufacturing: Airbags, Seatbelts, Seat Components, Child seats, Safety Electronics and Inflators
Other: Tech center and laboratory
Customers: AvtoVaz, BMW, Jaguar, LandRover, Mitsubishi, Porsche, SAAB, Scania, Smart, Volkswagen, Volvo and Autoliv companies
Locations: Stockholm, Vårgårda, Motala, Linköping, and Hässleholm

TAIWAN
Headcount: 85
Manufacturing: Airbags and Seatbelts
Customers: Ford, Hyundai, Isuzu, Mitsubishi, Nissan, Suzuki and Toyota
Location: Taipei (joint venture)

THAILAND
Headcount: 930
Manufacturing: Airbags and Seatbelts
Customers: BMW, DaimlerChrysler, Ford/Mazda, GM, Honda, Isuzu, Nissan, Samsung, Thai Rung, Toyota, Volvo and Autoliv companies
Location: Chonburi (Bangkok)

TUNISIA
Headcount: 1,960
Manufacturing: Seatbelts and Steering wheels
Customers: Autoliv companies
Location: Zriba, Nadhour and El Fahs

TURKEY
Headcount: 970
Manufacturing: Airbags, Seatbelts, Seatbelt Components and Steering wheels
Other: Laboratory
Customers: Anadolu Isuzu, Askam, Audi, BMC, Ford Otosan, Hyundai Assan, Karsan (Peugeot), Lancia, MAN, Mercedes Benz, Otokar, Otoyol (Iveco), Oyak Renault, Tofas-Fiat, Toyota and Autoliv companies
Location: Gebze-Kocaeli and Dudulu (Istanbul)

UNITED KINGDOM
Headcount: 1,265
Manufacturing: Airbag Cushions
Customers: Aston Martin, Bentley, Ford, Honda, Jaguar, Land Rover, Mitsubishi, Nissan, Rover, Toyota and Autoliv companies
Locations: Milton Keynes and Congleton

USA
Headcount: 5,615
Manufacturing: Airbags, Seatbelts, Steering wheels, Inflators, Initiators and Airbag Cushions
Other: Tech center and laboratory
Customers: BMW, DaimlerChrysler, Daihatsu, Ford, GM, Honda, Hyundai, Isuzu, JCI, Kia, Mazda, Mitsubishi, Nissan, SAAB, Samsung-Renault, Subaru, Suzuki, Toyota, Visteon, Volkswagen and other airbag manufacturers
Locations: Auburn Hills and Southfield, MI; Brigham City, Ogden, Tremonton and Promontory, UT; Goleta, CA; Columbia City, IN; Madisonville, KY.

The Autoliv Share - Outperforming the Market

Selected Stock Data 2001 - 2005

New York
Opening	$47.93	Jan. 3, 2005
Year High	$52.11	Mar. 15, 2005
Year Low	$39.68	Oct. 20, 2005
Closing	$45.42	Dec. 31, 2005
All-Time High	$52.11	Mar. 15, 2005
All-Time Low	$13.25	Sep. 21, 2001

Stockholm
Opening	SEK 320.50	Jan. 3, 2005
Year High	SEK 372.50	Jul. 21, 2005
Year Low	SEK 305.00	Apr. 21, 2005
Closing	SEK 359.00	Dec. 31, 2005
All-Time High	SEK 372.50	Jul. 21, 2005
All-Time Low	SEK 137.50	Jan. 4, 2001

During the past five years, the Autoliv stock has outperformed the market by raising 185% while the S&P 500 has declined by 5% during the same time. Since the S&P Auto Parts Index during the same period rose by 23%, Autoliv also outperformed its peer group.

In addition, the Autoliv share has outperformed its peers since the initial listing in 1997 in New York by increasing 28% compared to a decline of 23% in the Auto Parts Index.

Autoliv has also outperformed the market on the other stock exchange that trades Autoliv securities. In Stockholm, the Autoliv depository has appreciated 143% since the beginning of 2001 while the SIX Composite Index has increased by 9%. Furthermore, since the initial public offering in Sweden in 1994, the Autoliv security has increased at a compounded average annual rate of 13%, while the composite index in Stockholm has increased at an average rate of 10% during the same eleven and a half years. (All above-mentioned increases in the Autoliv share price are net of dividends).

During 2005, the average daily trading volume in Autoliv shares rose by 37% to 513,500 in New York and declined by 25% in Stockholm to 444,804. Autoliv's depository was the 24th most traded security in Stockholm, accounting for 1.0% of the trading compared to 1.4% during 2004.

Trading Places
During 2005, 55% of the trading in Autoliv securities was in shares of common stock in New York and 45% was in SDRs in Stockholm, where 107 million SDRs were traded during the year.

SHAREHOLDERS

According to Autoliv's stock registrar, there are nearly 3,500 record holders of Autoliv stock, and according to our soliciting agent, there are over 32,000 beneficial holders that hold shares in a "street name" through a bank, broker or other nominee.

According to the depository bank in Sweden, there are almost 3,600 record holders of the Autoliv SDR, and according to the Swedish soliciting agent, more than 8,000 "street holders" of the SDR. Many of these holders are nominees for other, non-Swedish nominees.

Autoliv therefore estimates that the total number of beneficial Autoliv owners exceeds 47,000 and that approximately 80% of the securities are held in the U.S. and approximately 5% in Sweden. Most of the remaining Autoliv securities are held in the U.K and central Europe.

The largest shareholders known to the Company are shown in the table below.

NUMBER OF SHARES

During 2005, the number of shares outstanding decreased by 8.4 million to 83.7 million due to Autoliv's share repurchase program.

If all outstanding stock options are exercised and all granted restricted stock units utilized (see Note 15 on page 45 in the Annual Report), the number of outstanding shares could increase by 1.6% to 85.0 million.

SHAREHOLDER RIGHTS PLAN

In 1997, Autoliv adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring a controlling block of shares in the Company to negotiate with the Board to preserve the best interest of all Autoliv shareholders (see Note 13).

DIVIDEND POLICY

Since Autoliv uses both dividend payments and share buybacks to return funds to shareholders, the Company has no set dividend policy. Instead, the Company's Board of Directors continuously analyzes which one of these two methods (or a combination of them) is most efficient to create shareholder value. Furthermore, total returns to shareholders are assessed using the model on page 12 in the Annual Report, which takes all important variables into account such as the Company's cost for marginal borrowing, the return on marginal investments and the price of the Autoliv share. Autoliv believes that such a continuous analysis has the potential to generate more value for Autoliv's shareholders than a pre-defined dividend policy.

During 2005, this approach resulted in a total return to shareholders of $483 million, of which $105 million was returned in quarterly dividends and $378 million as share buybacks. The total amount returned was 65% higher than the 2005 net income and corresponds to a total yield of 18% (i.e., the returns in relation to the Company's average market capitalization during 2005).

Dividend
If possible, quarterly dividends are paid on the first Thursday in the last month of each quarter. The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's corporate website.

During 2005, the dividend was 25 cents per share in the first quarter, which was a 25% increase over the dividend per share paid in the previous quarter. In the second quarter, the dividend was raised by 20% to 30 cents per share, remained at 30 cent in the third quarter and was raised by 7% to 32 cents per share in the fourth quarter. Since 2002, the quarterly dividend per share has been nearly tripled from 11 cents in six steps. For the first and second quarters 2006, the Company has declared dividends of 32 cents per share.

Share buybacks
During 2005, 8.4 million Autoliv shares were repurchased for $378 million at an average cost of $44.79 per share compared to 3.4 million during 2004 for $145 million at an average cost of $41.88. Since the start of the buyback program in 2000, Autoliv has bought back 20 million shares at an average cost of $34.85 per share compared to the share price at the end of 2005 of $45.42. This 30% increase in the potential market value compares favorably with the 20% reduction in the number of shares outstanding.

A new repurchase mandate was adopted at the end of 2005 for another 10 million shares since both authorizations from May 2000 and April 2003 had been fully utilized.

The repurchased shares are currently not retired but held as 19.1 million treasury shares.

ANNUAL GENERAL MEETING

Autoliv's next Annual General Meeting of Shareholders will be held on Thursday, May 4, 2006, at The Ritz-Carlton Hotel, 160 East Pearson Street, Chicago, Illinois, 60611 USA.

Shareholders are urged to return their proxies whether or not they plan to attend the meeting.

The Largest Shareholders1)	Owner	Country	Number	Percentage

Barclays Global Investors		U.S.A.	8,446,335	10.1
Iridian Asset Management		U.S.A.	5,982,215	7.1
LSV Asset Management		U.S.A.	4,885,917	5.8
Blavin & Co. Inc.		U.S.A.	4,328,700	5.2
Goldman Sachs & Co.		U.S.A.	4,270,759	5.1
Management and Directors as a group2,3)			521,543	0.6
>47,000 other shareholders2)			55,352,163	66.1

Total, December 31, 2005			83,787,632	100.0
1) Known to the Company 2)As of February 22, 2005 3)Includes 362,545 shares issuable upon exercise of options that are exercisable within 60 days

ANALYSTS

  ABG Sundal Collier - Klas Andersson
  ABN Amro - Johan Trocmé
  R.W. Baird - David Leiker
  Bank of America - Ronald Tadross
  Carnegie - Oscar Stjerngren
  Cazenove - Ilan Chaitowitz
  Cheuvreux - Patrik Sjöblom
  Citigroup - Stuart Pearson
  CSFB - Harald Hendrikse
  Deutsche Bank - Gaëtan Toulemonde
  Dresdner K.W. - Thomas Aney
  Enskilda Securities - Anders Trapp
  Evli - Magnus Axén
  Exane BNP Paribas - Gregoire Rougnon
  Goldman Sachs - Keith Hayes
  Hagströmer & Qviberg - Patric Lindqvist
  Handelsbanken - Carl Holmquist
  HVB - Rolf Woller
  J P Morgan - Himanshu Patel
  Kaupthing - Hampus Engellau
  Kepler Equities - Patrice Solaro
  Key Bank - Brett D Hoselton
  Lehman Brothers - Dorothee Hellmuth
  Merrill Lynch - Thomas Besson
  Monnes, Crespi, Hardt & Co - Nick Pantazis
  Morgan Stanley - Adam Jonas
  Öhman - Fredrik Nilhov
  Société Générale - Frederic Labia
  S&P Nordea - Lars Glemstedt
  Swedbank - Anders Bruzelius
  Thomas Weisel - Scott Merlis
  UBS Warburg - Avaneesh Acquilla

Definitions

Capital employed
Total shareholders' equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Days inventory outstanding
Outstanding inventory at average exchange rates relative to average daily sales.

Days receivables outstanding
Outstanding receivables at average exchange rates relative to average daily sales.

Earnings per share
Net income relative to weighted average number of shares (net of treasury shares) assuming dilution and basic respectively.

Equity ratio
Shareholders' equity relative to total assets.

Gross margin
Gross profit relative to sales.

Headcount
Employees including temporary, hourly workers.

Interest-coverage ratio
Operating income relative to interest expense, see page 31 in the Annual Report.

Leverage Ratio
Net interest bearing debt in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). (See page 31).

Net debt
Short and long-term debt including debt-related derivatives less cash and cash equivalents.

Net debt to capitalization
Net debt in relation to total shareholders' equity (including minority) and net debt.

Number of employees
Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.

Working capital
Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from working capital.

Contacts

INVESTOR REQUESTS

North America
Autoliv, Inc.
c/o Autoliv Electronics America
26545 American Drive
Southfield, MI 48034, USA
Tel +1 (248) 475-0427
Fax +1 (801) 625-6672
ray.pekar@autoliv.com

Rest of the world
Autoliv, Inc.
Box 70381, SE-107 24 Stockholm,
Sweden
Tel +46 (8) 587 20 623
Fax +46 (8) 411 70 25
mats.odman@autoliv.com

BOARD CONTACT

The Board, the independent directors, as well as the committees of the Board can be contacted through its chairmen as follows:

c/o Vice President Legal Affairs
Autoliv Inc./Box 70381
SE-107 24 Stockholm, Sweden
Tel +46 (8) 587 20 608
Fax +46 (8) 587 20 633
jorgen.svensson@autoliv.com

Contact can be made anonymously and communication with the independent directors is not screened. The relevant Chairman receives all such communication after it has been determined that the content represents a message to such a Chairman.

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940
+1 (800) 446-2617 (within the U.S.)
+1 (781) 575-2723 (outside the U.S.)
+1 (800) 952-9245 (hearing impaired)
Internet: www.equiserve.com

Selected Financial Data

(Dollars in millions, except per share data)	20051)	2004	2003	2002	20012)	20012,3)

Sales and Income
Net sales	$6,205	$6,144	$5,301	$4,443	$3,991
Operating income	513	513	427	323	182	$233
Income before income taxes	482	485	397	279	125	176
Net income	293	326	268	176	53	105

Financial Position
Current assets excluding cash	1,867	1,962	1,822	1,518	1,350
Property, plant and equipment	1,081	1,160	1,052	917	845
Intangible assets (primarily goodwill)	1,679	1,709	1,710	1,690	1,685
Non-interest bearing liabilities	1,418	1,678	1,493	1,290	1,058
Capital employed	3,193	3,236	3,187	2,924	2,917
Net debt	877	599	785	864	1,023
Shareholders' equity	2,316	2,636	2,402	2,060	1,894
Total assets	5,065	5,354	4,931	4,356	4,086
Long-term debt	757	667	846	843	1,037

Share data
Earnings per share (US$)4)	3.26	3.46	2.81	1.79	.54	1.07
Equity per share (US$)	27.67	28.66	25.31	21.39	19.32
Cash dividends declared and paid per share (US$)	1.17	0.75	0.54	0.44	0.44
Share repurchases	378	144	43	30	-
Number of shares outstanding (million) 5)	83.7	92.0	94.9	96.3	98.0

Ratios
Gross margin (%)	20.4	19.9	18.9	18.1	16.6	16.6
Operating margin (%)	8.3	8.4	8.1	7.3	4.5	5.8
Pretax margin (%)	7.8	7.9	7.5	6.3	3.1	4.4
Return on capital employed (%)	16	16	14	11	6	8
Return on shareholders' equity (%)	12	13	12	9	3	6
Equity ratio (%)	46	49	49	47	46
Net debt to capitalization (%)	27	18	24	29	35
Days receivables outstanding	71	73	77	78	79
Days inventory outstanding	32	31	31	31	32

Other data
Airbag sales6)	4,083	4,028	3,608	3,160	2,817
Seatbelt sales7)	2,122	2,116	1,693	1,283	1,174
Net cash provided by operating activities	479	680	529	509	266
Capital expenditures	315	324	258	228	248
Net cash used in investing activities	(303)	(303)	(275)	(240)	(270)
Net cash provided by (used in) financing activities	(86)	(261)	(273)	(257)	10
Number of employees, December 31	34,100	34,500	32,100	30,100	28,300

1) Please see page 22 in the Annual Report for "Items Affecting Comparability". 2) In 2001, Unusual items reduced gross profit by $46.1 million, income before taxes by $65.3 million, net income by $46.8 million and earnings per share by $0.48 (see Note 10 for further details.)
3) Adjusted for the effect of the accounting principle FAS-142.
4) The differences between basic and dilutive per share amounts are less than one percent for each year (see page 33 in the Annual Report).
5) At year end, net of treasury shares.
6) Incl. Steering Wheels, Electronics, Inflators and Initiators.
7) Incl. Seat components.