Form 10-K, Exhibit 13
period 2006-12-31
AUTOLIV INC
filed 2007-02-23
CIK 1034670

Autoliv Annual Report 2006

Reader's Guide and Financial Information
This annual report, together with the proxy statement, is distributed to all Autoliv Inc. shareholders of record as of March 6, 2007, the record date for the 2007 Annual General Meeting. The proxy statement provides information on not only the agenda for the meeting but also on the work of the Board and its committees, compensation paid to and presentation of directors and certain senior officers.

Please also refer to the Form 10-K and Form 10-Q reports and Autoliv's other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2006 CEO Certification to the NYSE) are available at www.autoliv.com under Investors/Filings and at www.sec.gov.

Autoliv's Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can be downloaded from the Company's corporate website.

Autoliv's financial reports, press releases, proxy statements and other general information about the Company are published both in English and Swedish. Hard copies of the above-mentioned documents can be obtained free of charge from the Company.

As a U.S. company incorporated in Delaware, Autoliv follows Generally Accepted Accounting Principles in the United States (U.S. GAAP) and all amounts are in U.S. dollars unless otherwise indicated.

"We", "the Company" and "Autoliv" refer to "Autoliv Inc." as defined in Note 1 "Principles of Consolidation".

For forward-looking information, refer to the "Safe Harbor Statement".

Driven for Life

Sadly, every year more than one million people perish in countless traffic accidents around the world, and many more are seriously injured.

If the current trend continues, these traffic fatalities will double by 2020 according to WHO, the World Health Organization. While human suffering cannot be measured, monetary costs to society are estimated in the hundreds of billions of dollars every year for health care, rehabilitation and loss of income.

It is this fact that provides our direction and embodies our vision: to reduce traffic fatalities and injuries significantly.

A progressive approach to automotive safety can yield good results. Our products save more than 20,000 lives every year and prevent ten times as many severe injuries. Both are impressive results, but much work remains to be done. That is why we spent $400 million in 2006 or more than 6% of revenues on research, development and application engineering.

Product quality, manufacturing efficiency and profitability are key factors that define the success of our Company. We monitor these measures closely to ensure our long-term financial performance and market leading position. We recognize our responsibility to our shareholders, customers, employees and to the societies where we operate, and remain committed to fulfilling their expectations and requirements.

In this process, we never lose sight of our vision to substantially reduce traffic accidents, fatalities and injuries. We are driven for life.

In Brief
 Autoliv is the world's largest automotive safety supplier with sales to all the leading vehicle manufacturers in the world.

We develop, market and manufacture airbags, seatbelts, safety electronics, steering wheels, anti-whiplash systems, child seats as well as night vision systems and other active safety systems.

We account for more than one third of the global market for these products.

Sales 2006 By Market
Europe: 52%
North America: 27%
Japan: 9%
Rest of the World: 12%

Our Resources
Headcount: 41,800
- Where of in RD&E: 4,100
Plants: >80
- In number of countries: 28
Crash Tracks: 20
Technical Centers: 13
- In number of countries: 12

Autoliv's Advanced Safety Systems

Autoliv has accounted for virtually all major technological breakthroughs in the occupant restraint industry over the last 20 years and remains in the forefront of development. The new MINI is an example of a vehicle that features many advanced products from Autoliv.

ELECTRONICS
The electronic control unit (ECU) is the brain of the car's safety systems. It decides not only if, but exactly when, the seatbelt pretensioners should be fired and each airbag protection system should be deployed. The ECU contains a crash sensor and a microprocessor, as well as back-up electricity in the event the connection to the car battery is cut off in the crash. The ECU is located in the middle of the vehicle, where it is well protected during a crash.
There are also satellite sensors located in the front-end and the sides of the vehicle for early detection of a collision.

AIRBAGS
Driver airbags reduce driver fatalities in frontal crashes by approximately 25% (for belted drivers) and serious head injuries by over 60%.
The steering wheel has a modern design with several controls, which makes driving not only more comfortable but also safer by having the controls at "a finger tip's distance".
Passenger airbags reduce fatalities in frontal crashes by approximately 20% (for belted front-seat passengers). They deploy in 50 milliseconds, half the time of the blink of an eye.
Both the driver and the passenger airbag in the new MINI are smart. Consequently, the power of the airbags can be tuned to the severity of the crash, using dual-stage airbag inflators, i.e. airbag inflators with adaptive output.
Thorax or chest airbags reduce the risk of serious chest injuries in side-impact crashes by approximately 25%.
Curtain airbags reduce the risk of life-threatening head injuries by approximately 50% for occupants who are sitting on the side of the vehicle that is struck. Curtain airbags that provide head protection for the whole upper side of the vehicle are manufactured using Autoliv's patented one-piece weaving technology.

SEATBELT SYSTEMS
Modern seatbelts can reduce the overall risk of serious injuries in frontal crashes by 60-70% thanks to two advanced seatbelt technologies installed in the MINI's front and the rear seats:
Pretensioners tighten the belt at the onset of a crash, using a small pyrotechnic charge. Thereby slack is eliminated and the occupant is restrained as early as possible, and hence the risk of rib fractures is reduced.
Load limiters pay out some webbing before the load on the occupant's chest becomes too high. The excessive energy is instead absorbed more uniformly by the frontal airbags. In combination with pretensioners, load limiters and frontal airbags reduce the risk for life-threatening chest injuries by 75% in frontal crashes.

OTHER IMPORTANT PRODUCTS
Autoliv also produces knee airbags, anti-sliding bags, whiplash protection systems, child seats as well as night vision systems, telematics and other active safety systems.

VISION, MISSION AND STRATEGY

Focusing on people has always been both important and natural for Autoliv, as reflected in our corporate vision. But just having a vision is not enough. In order for us to ensure the long-term success and viability of our Company, we must "live" the vision. Turning our vision into reality is our way of doing business, and is what creates value for all and secures a bright future for us.

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

Summary 2006
  Stable Sales Despite Lower North American and West European Vehicle Production
  Operating Margin Maintained Despite Pricing and Commodity Price Pressure
  Continued Expansion in Low-Cost Countries
  Continued Strong Cash Flow
  Eighth Dividend Increase and Continued Share Buy-Backs

STRONG SALES
Since 2002, consolidated sales (including acquisitions and currency effects) have grown by 39%, compared to a 3% growth in light vehicle production in the Triad, i.e. Europe, North America and Japan.

STABLE MARGINS
Operating margin stood relatively unchanged at 8.4% in 2006 compared to 8.3% in 2005 despite pricing pressure from the vehicle industry, higher raw material prices and distressed suppliers.

HIGH SHAREHOLDER RETURNS
During 2006, Autoliv returned $333 million to shareholders. This was 23% more than cash flow before financing and corresponds to 7.4% of the Company's average market capitalization during the year.

(Dollars in millions, except as indicated)	2006	2005	2004
Sales	$6,188	$6,205	$6,144
Operating income	520	513	513
Income before taxes	481	482	485
Net income	4021)	293	326
Earnings per share in $ (assuming dilution)	4.881)	3.26	3.46
Operating margin (%)	8.4	8.3	8.4
Cash from operations	560	479	680
Return on shareholders' equity (%)	17.11)	11.7	13.2
Dividends paid	112	105	70
Share repurchases	$221	$378	$144

1) Release of tax reserves and other discrete tax items boosted net income by $95 million, earnings per share by $1.15 and return on equity by 3.9 percentage points.

President's Letter

Dear Shareholder,
2006 was not an easy year. Light vehicle production dropped in our important West European and North American markets. Market prices continued to erode, raw material costs continued to rise, and distressed suppliers caused us problems and made it increasingly more difficult to reduce costs.

Despite these headwinds, we managed to reach the same sales ($6.2 billion) as in 2005 and increase operating income slightly (by 1% to $520 million). In addition, reported earnings per share rose by $1.62 to $4.88. Most of this increase or $1.35 was due to one-time tax items in 2006 and 2005. However, 27 cents was due to higher income and our share-repurchase program, partially offset by currency effects. This program enables Autoliv to take advantage of the low interest-rates that the Company's strong financial position and cash flow provide.

We also reached our target that operating cash flow, which amounted to $560 million in 2006, should exceed half a billion dollars. This allowed us to invest nearly $300 million in property, plant and equipment for future growth and profitability. It also allowed us to improve (i.e. increase) Autoliv's leverage position and to return $333 million to shareholders through dividend payments and share buy-backs. The total amount returned to shareholders represents a yield of 7.4% in relation to Autoliv's average market capitalization during 2006.

In 2006, we also achieved most of Autoliv's other targets. For instance, we reduced cost for purchased components by more than 3%, improved labor productivity by more than 5% and moved more than 1,000 jobs to low-cost countries.

Vision

Autoliv has become the industry leader in passive safety systems. We are committed to consolidating and strengthening this position, while gradually establishing our Company in new markets such as Night Vision systems and other active safety technologies. We see so many opportunities in this area (i.e. Autoliv's core business) that we have no need to establish our Company in new, non-related businesses. As a result, funds and resources that are not required for the core business are better returned to shareholders, allowing us to focus on what we do best.

Strategies

Our strategies for strengthening Autoliv as a profitable company that generates value for its customers, shareholders and its other constituencies are presented on page 6 in the Annual Report. The success of these strategies has been proven over a great many years. In 2006, we took several actions in line with these strategies:

In technical leadership, we introduced a new night vision system based on a superior infrared camera that we and our suppliers have developed. We also introduced a new airbag with safety vents. This superior product has been introduced in three vehicle models (all with five stars in the public crash-rating tests) and another 19 vehicle models are already in the order book. We also delivered the world's first seat-cushion airbag for rear-seat passengers, which resulted in a Toyota/Lexus Technology Award.

In system capabilities, we were trusted with the world's first (and recently the second) contract for integration of the central sensing unit of the Electronic Stability Control (ESC) systems with our airbag electronics. We are not entering the ESC market but rather using Autoliv's system capabilities to eliminate cost redundancies for the customer.

Highest-value system solutions were evidenced by receiving Toyota's Value Improvement Award for our "contribution to the quality of Toyota's vehicles". Another example was the world's largest seatbelt order ever. Thanks to our global presence, standardization and technology, we could offer General Motors a very competitive seatbelt price while maintaining our profitability target; a true win-win situation.

In cost efficiency, we reduced costs by more than $200 million by redesigning products, consolidating the supplier base, moving jobs to low-cost countries and taking advantage of global and low-cost country sourcing possibilities. We also introduced a new passenger airbag that has 25% less weight, fewer parts and that, consequently, is less expensive to manufacture than the bag it replaces (which, in turn, was 30% lighter than its predecessor product).

Quality excellence was evidenced by receipt of several recognition awards such as a Toyota Global Contribution Award, a Honda Supplier Excellence Award and a Supplier of the Year Award from General Motors.

Global presence has always been a competitive edge for Autoliv. We strengthened this advantage by opening our ninth plant in China, agreeing to make our Korean joint venture wholly owned and by expanding our Korean plant.

Without our dedicated and motivated employees these results would not have been possible. Our employees have done an excellent job over many years. We are committed to continually develop their skills, knowledge and potential even more.

PLANS FOR 2007

In 2007, we will continue to reduce costs, move production to low-cost countries and consolidate our supplier base. We will strengthen our superior presence in Asia, for instance, by building India's first airbag plant and by building a plant in Southern China, mainly for our Japanese customers in China and Japan. We also need one more plant in Mexico and another one in Romania to meet the continued order intake and to prepare for additional moves to low-cost countries.

In R&D, we will start developing the next generation of our night vision system and continue to explore the potentials in active vehicle structures.

OUTLOOK FOR 2007

During 2007, light vehicle production is expected to be flat in the Triad (i.e., Europe, North America and Japan) and to decline by 4% in the important West European markets. However, Autoliv expects to be able to offset this decline with an improved vehicle mix in Europe and North America, continued introductions of side-curtain airbags and by continued strong performance in emerging markets, primarily Asia. Based on these assumptions, organic sales for 2007 are expected to increase by at least 3%.

Thanks to higher sales and internal cost reductions, gross margin is expected to be maintained or improve slightly depending on the possibility to further reduce component costs without aggravating the already serious supplier problems. The trend towards higher R,D&E expense in relation to sales is likely to continue. Two decisions in 2006 will also temporarily impact operating income. Firstly, start-up costs in Asia (primarily in China) are forecasted to increase by almost $25 million from the 2006 level. The start-up activities are necessary to pave the way for further cost reductions and expansions in low-cost countries. Secondly, the acquisition of the remaining shares in Autoliv-Mando will increase amortizations by $12 million (decreasing annually through 2010). Despite these $35-40 million in additional costs that are expected to have a negative margin effect of about 0.6 percentage points, operating margin is expected to exceed 8.0%.

Earnings per share is expected to be favorably impacted by already executed share repurchases in 2006 and by approximately 3 cents from the Autoliv-Mando acquisition. The effective tax rate is forecasted to amount to 33%, almost the same level as the underlying rate of 32% in 2006 excluding the effect of discrete tax items. Consequently, we expect the improvement to continue in the underlying earnings per share in 2007.

Lars Westerberg

Better Leverage To take advantage of Autoliv's low borrowing cost, we have increased the Company's leverage position during the last years.

Better Earnings Per Share Earnings per share has more than doubled to $4.88 from $1.79 in 2002. Of the improvement in 2006 of $1.62, $1.35 was due to one-time tax effects, while the aggregated effect of share repurchases, higher income and negative currency effects was 27 cents.

Better Allocation Currently, 47% of headcount is in low-cost countries compared to 29% at the end of 2002. Total headcount has increased by 31% since 2001 (to almost 42,000) while sales have increased by 55% to $6.2 billion.

Creating Shareholder Value

Autoliv is creating value for its shareholders by:
  Capitalizing on its competitive edge in the automotive safety market
  Having effective cost management
  Utilizing generated cash the most efficient way for shareholders

THE MARKET

Autoliv's target is to grow sales faster than the occupant restraint market, which is driven by:
  Safety content per vehicle
  Light vehicle production

Market Growth
One of Autoliv's targets is to grow sales faster than the Company's market, i.e. the global occupant restraint market. This market has grown at an annual average compounded rate of 5% since 1997, when the present Autoliv company was started, while Autoliv's sales have risen at an average annual rate of 7%.
The market is driven by:
- Higher safety content per vehicle
- Global vehicle production

On average, since 1997, these drivers have caused the global occupant restraint market to rise by 3% and 2%, respectively, to $17 billion in 2006.

In 2006, the global occupant restraint market grew by 3% despite a decline of 2% and 3%, respectively, in light vehicle production in Western Europe and North America, which are the two largest markets. These declines, however, were more than offset by light vehicle production in Asia Pacific (excluding Japan) and in Eastern Europe, which rose by 12%. This caused the global occupant restraint market to grow despite continued market price erosion and the fact that the average safety content per vehicle in Asia Pacific and in Eastern Europe is still only 50% of the global average of approximately $265 per vehicle.

Vehicle Production
Light motor vehicles (i.e. with a weight less than 6 tons) are, by far, the most important market for Autoliv's products. Heavy trucks rarely have airbags and, therefore, much less safety content per vehicle. In addition, the annual global production of heavy trucks is less than one million compared to an estimated global production of approximately 64 million light vehicles in 2006.

During the next few years, global production of light vehicles is expected to grow by 4% per year despite virtually flat production in North America, Western Europe and Japan. However, in Asia Pacific and Eastern Europe, light vehicle production is expected to continue to grow by 9% per year, at least through 2010.

Safety Content per Vehicle
Partially as a result of this mix shift towards more low-end vehicles for emerging markets, the global average of safety value per vehicle was flat in 2006 for the second consecutive year despite a growing market for side-impact airbags. The safety value was also affected by the overall price erosion in the automotive industry.

However, each new vehicle model still tends to get more safety products than its preceding model. This trend of higher safety content per vehicle is driven by consumer demand, new crash test programs and regulations. New regulations are particularly important in the U.S., while consumer demand is the main market driver in other regions. Examples of new regulations and test programs that are expected to drive Autoliv's sales and market during the next several years are:
  Voluntary commitment for side-impact head protection
  Crash test rating program in China
  New rating criteria in Japan for frontal crash tests
  New whiplash rating program in Europe
  Improved pedestrian protection in the EU and Japan (proposed)
Currently, consumer demand primarily drives the market for curtain airbags and other side-impact protection systems. For instance, in Europe more than 50% of the new vehicles already (i.e. without any legislative initiatives) have side curtain airbags. In Japan, Toyota and Honda recently announced that they will introduce this product in all their vehicles for the domestic market and not only in export vehicles for the U.S. where curtain airbags are expected to be mandated in 2010 by a new side-impact regulation.

Consequently, the average safety value per vehicle is expected to continue to grow, but at a lower rate than in the 1990s since global vehicle production will be made up of relatively more lowend vehicles for emerging markets.

Market share gains
At an average growth rate of 7% since 1997, Autoliv's sales have grown significantly faster than the global occupant restraint market. As a result, Autoliv has increased its market share - in line with our target - and now our Company commands more than one-third of the market.

The market share gains are mainly due to Autoliv's strong positions:
  In the fastest growing product lines thanks to our technological leadership (see Market by Product).
  In the emerging markets where both vehicle production and the safety content per vehicle are growing relatively fast (see Market by Region).
  With Asian vehicle manufacturers who are rapidly increasing their production volumes (see Sales by Customer).
Since these trends are likely to remain, we expect Autoliv's market share to continue to grow but not at the same rate as in the past ten years, since the Company now holds a relatively high global market share.

Competition
Autoliv's competitive edge is technological leadership, superior global footprint and system capabilities with in-house expertise in all key competence areas. We also have a strong position in China, Korea and other rapidly-growing emerging markets. In addition, we have a favorable customer mix and a particularly good relationship with the most safety-oriented vehicle manufacturers.

Our two largest competitors each account for about one fifth of the global market.

- TRW is an American company listed on the New York Stock Exchange with 30% of its sales of $13 billion in occupant restraints.
- Takata is a Japanese company that recently became listed in Tokyo. Takata has grown partially as a result of the success of the Japanese vehicle manufacturers.

All other competitors (including Key Safety Systems and Toyota's in-house suppliers) account for approximately 25% of the market.

Market by Product
Curtain airbags and other side-impact airbags are the fastest growing product line of the market. Already these products, which were introduced in the middle of the 1990s, account for 23% of the $17 billion global occupant restraint market. Autoliv is benefiting from this trend by having introduced these products and by still commanding an average global market share of 40%.

Autoliv has also benefited from having 40% of the global seatbelt market. This product line has grown at an average annual rate of 3% or almost as fast as the general market despite the fact that seatbelts were introduced in the 1950s, long before airbags. In 2006, seatbelts accounted for 28% of the market compared to 32% in 1997.

Safety electronics have grown in line with the general market and continue to account for close to one fifth of the market. In this product line, Autoliv has expanded its market share - both through a major acquisition in 2002 and organic growth - to almost 16% in 2006 from 8% in 1997.

Despite increasing volumes, the market value for frontal airbags has stagnated at $5 billion due to severe pricing pressure. Frontal airbags now account for less than 30% of the market compared to nearly 50% in 1997. Autoliv is less affected by this trend than most competitors since frontal airbags represent only 21% of 2006 revenues.

Market by Region
The European market, which has doubled in value since 1997, has accounted for 50% of the growth of the global occupant restraint market. Since Autoliv commands almost 50% of this market, we have benefited from this trend.

We are also benefiting from the rapid growth in the Rest of the World (mainly Asia Pacific). This market has surged by 189% since 1997 and now accounts for 18% of the global market which is more than, for instance, the Japanese occupant restraint market.

As a result, Autoliv's sales in the Rest of the World have quadrupled. This market now accounts for 12% of consolidated sales compared to 4% in 1997. This trend is likely to continue since we have a relatively strong market position in these emerging markets, where the largest competitors typically are local companies that lack global capabilities and the latest technologies which we and our largest global competitors have and are developing.

Sales by Customer
We believe Autoliv has an attractive customer mix and that our enviable customer mix will continue to become even better balanced. Autoliv's relatively high dependence on Ford, General Motors and DaimlerChrysler has moderated (particularly in North America) to less than 40% of consolidated sales from 47% in 1997. In 2006, these three customers accounted for 32% of global vehicle production compared to 38% in 1997. Autoliv's relatively high dependence on these customers is partly a reflection of the fact that their vehicle models have a higher average safety value per vehicle than the global average of approximately $265.

Our sales to the Asian manufacturers continue to increase and they now account for 27% of revenues compared to approximately 20% in 1997.

Autoliv has an especially strong position with most manufacturers of premium vehicles. For instance, Volvo and BMW account for 6% and 5%, respectively, of Autoliv's sales, while they account for 1% and 2% of global vehicle production.

Ford (including Volvo Cars with 6%) accounted for 20% of Autoliv's revenues in 2006. The high dependence on Ford, GM and DaimlerChrysler has shrunk to less than 40% from 47% and increased the most with Volkswagen, Kia, Honda and Hyundai. Kia and Hyundai are included in "Others".

COST CONTROL
To create shareholder value we also apply an effective cost management. Our targets are:
  Reduce direct material costs at least at the same rate as our market prices decline, i.e. by at least 3% annually.
  Improve labor productivity by at least 5% per year.
  Move 1,000 jobs per year to low-cost countries.

The two most important cost items to control are direct material and labor costs. Approximately 50% of our revenues are spent on components and other direct materials from external suppliers, while another 26% of revenues are spent on wages, salaries and other direct and indirect labor costs.

Direct Material
We have met our cost reduction targets for every year except in 2005 when steel prices sky-rocketed. Steel represents almost 8% of sales.

In 2006, our cost for components and other direct materials totaled $3 billion. Of this amount, nearly 40% was related to the raw-material content in components and the remaining 60% was labor and other value added by our suppliers in the supply chain. The raw material portion has increased from 25% in 2002 and is likely to continue to increase, both as a result of higher raw material prices and our supplier consolidation program and sourcing in low-cost countries which affect the value-added portion but not the raw-material costs.

The most efficient cost-reduction method is redesigning and replacing existing designs and components with new, more cost-efficient ones with a particular focus on reducing raw material content. For instance, we recently started to introduce a passenger airbag that has 25% less weight than the previous product generation which, in turn, was 30% lighter than its predecessor. Using fewer components also simplifies the manufacturing process, thereby reducing costs even more.

Another cost-reduction method is our supplier consolidation program which is expected to reduce the number of suppliers from more than 2,000 to approximately 500 before the end of this decade. By then, we also expect to have increased our component sourcing in low-cost countries (LCC) from less than 15% in 2004 to 50%. In 2006, we reduced the supplier base by 100 to 1,850 and increased the level of component sourcing in LCC by 5 percentage points to approximately 24%.

Labor Costs
For several years, we have met our target to improve labor productivity by at least 5% per year. In 2006, labor productivity (measured as a reduction of labor minutes per manufactured unit) improved by at least 7%.

In addition, we continue to reallocate production to low-cost countries. In 2006 alone, we increased headcount in these countries by nearly 4,000 to 47% of total headcount and reduced headcount in high-cost countries by more than 1,000.

Thanks to these measures, total labor costs have been reduced to 26% of sales from 27% despite pricing provided to customers, salary increases and expansion in R,D&E, which is mainly labor.

Cost Breakdown
Autoliv's cost breakdown has been very stable despite price pressure from customers and higher raw-material prices. However, direct labor costs have been reduced faster than sales price erosion thanks to the movements of production to low-cost countries. Numbers before 2000 are not comparable to current numbers.

Targets and Achievement
	Long-Term Target	Performance in 2006	Achieved
Organic sales1)	Better-than-market	-1% compared to +3%
Direct material cost	-3%/year	-3.3%	X
Supplier consolidation	2,300 to 500	1,950 to 1,850
Sourcing in LCC	15% to 50%	19% to 24%
Labor productivity	5%/year	7.9%	X
Jobs to LCC	1,000/year	1,000	X
Operating working capital1)	Less than 10% of sales	9.9%2)	X
Leverage ratio3)	Less than 3 times	1.3	X
Interest coverage3)	Greater than 2.75 times	14	X
Operating cash flow1)	Greater than $500 million/year	$560 million	X
1) For definitions, see page 25 in the Annual Report. 2) Excluding effect of 1.8 percentage points from discrete tax items and unsually-high tax payments made at year-end. 3) For definitions, see page 35 in the Annual Report.

CASH FLOW
A growing market and sales, and an effective cost management are not enough to create shareholder value. We therefore focus on cash flow which can be returned to shareholders by:
  Buying back shares in an opportunistic way
  Raising dividends long-term

Capital Structure
At the end of 2006, operating working capital had risen to 11.7% of sales compared to the cap of 10% in the Company's policy. However, this ratio was boosted from the end of 2005 by 1.8 percentage points due to discrete tax items and tax payments made before year-end. We expect to meet this long-term target also for the next few years, although it may fluctuate between quarters.

We should also be able to continue to conform to our policy that the leverage ratio should be significantly below three and our interest coverage ratio significantly above 2.75. These ratios were 1.3 and 14.0, respectively, at the end of 2006.

Furthermore, we believe depreciation (including amortization) will be roughly in line with anticipated capital expenditures during the next few years. The need for additional manufacturing capacity could, however, be affected by, for instance, the above-mentioned voluntary commitment for side-impact protection in the United States.

Capital Employed
From 2001, it has been possible to grow sales by 55% and more than double operating income and still only increase capital employed by 17%.

This improvement in capital utilization reflects a number of initiatives, such as plant consolidations, outsourcing, simplification of manufacturing processes by product redesign and moving to low-cost countries where less capital-intensive manufacturing processes can be utilized. It should also be noted that growth in sales and profits has been achieved without any major acquisitions. As a result, goodwill and other intangibles, net now correspond to 27% of sales compared to 42% in 2001. Since our market tends to increase, it should be possible to continue to grow business organically even without major acquisitions. As a result and given the cost containment programs we have introduced, we should be able to continue to grow earnings faster than capital employed.

Use of Funds
In conclusion, Autoliv has the potential to continue to generate strong cash flow. When analyzing how to best use this operating cash flow ($560 million in 2006), the Autoliv Board uses the model depicted on page 15 in the Annual Report.

To create value for shareholders, cash flow from operations should only be used to finance investments in operations to the point when the return on equity still exceeds the cost of equity. For a number of years, Autoliv's returns on equity have reached or exceeded 12%, well above the Company's cost of equity. Accordingly, in 2006, we re-invested, net $295 million in our business.

We also used cash flow from operations to increase dividend payments to $112 million.

In addition, we bought back shares for $221 million by utilizing the remaining $153 million of operating cash flow and by increasing debt by $68 million. On this marginal debt, the interest rate was less than 5.5% or not even half of Autoliv's long-term return on equity of at least 12%. Hence, it should be profitable to increase leverage.

Share Buy-Backs
Stock repurchases create value if the share is undervalued, but it destroys value if the share is overvalued. Autoliv therefore tries to buy back shares opportunistically, i.e. more shares when there is deemed to be a dip in the share price and less when the share price is higher.

Since the inception of the repurchase program in 2000, 24 million shares have been repurchased for $920 million at an average cost of $38.36 per share. At the end of 2006, the Autoliv share closed at $60.30, indicating a market value of approximately $1.4 billion for the repurchased shares. This 57% increase in the indicated market value compares favorably with the 22% reduction in the number of shares outstanding due to the share repurchases.

By taking advantage of Autoliv's strong financial position and buying back shares in this opportunistic way, it should be possible to grow earnings per share faster than sales, thereby improving the potential to create incremental shareholder value.

Dividend Policy
Since Autoliv uses both dividend payments and share buy-backs to return funds to shareholders, the Company has no set dividend policy. Instead, the Board of Directors continuously analyzes which one of these methods is most efficient to create shareholder value. The model takes all important variables into account such as the cost of marginal borrowing, the return on marginal investments and the price of the Autoliv share. Management believes that such recurrent analyses have the potential to generate more value for Autoliv's shareholders than a pre-defined dividend policy.

In 2006, this approach resulted in a total return to the Autoliv shareholders of $333 million which was 23% more than the year's cash flow before financing and corresponded to a total yield of 7.4%, i.e., total returns in relation to Autoliv's average market capitalization during 2006. In addition, the Autoliv stock appreciated 30%, thereby continuing to outperform both most of its peers in the automotive industry and the general stock market in New York, which the Autoliv stock has done for the last five years.

Research & Development - Technological Leadership

Autoliv's comprehensive safety research and product innovation have been essential in establishing the Company as the industry's global sales leader with superior profitability. In our quest to reduce traffic accidents, fatalities and injuries we continue to research automotive safety problems beyond current regulatory and rating requirements.

MANY ORDERS FOR NEW AIRBAG

In 2006, Autoliv introduced a new airbag that offers improved protection for certain passengers in the front-seat and saves costs for the vehicle manufacturers.

Although airbags save thousands of lives every year, they are potentially dangerous for children and other occupants who are sitting too close to a deploying frontal airbag.

Autoliv's new "Safety-Vent Airbag" automatically releases pressure should the occupant be too close to the bag. If the occupant is at a safe distance to the bag, two straps will be stretched and, as a consequence, cinch their vent tubes to allow gas pressure to build up in the bag.

Already, Autoliv has more than 20 contracts for this new product.

RECORD INVESTMENT IN R,D&E

During 2006, we increased our gross expenditures for R,D&E by 7% to $507 million or to 8.2% of sales from 7.7% in 2005 and 7.6% in 2002. Of the 2006 amount, $106 million was related to customer-funded engineering projects and crash tests.

Net of this income, we increased our R,D&E expenditures by 3% to $398 million or to 6.4% of sales, compared to 6.2% in 2005 and 5.2% in 2002.

THE FUTURE OF AUTOMOTIVE SAFETY: INTEGRATED SAFETY

As the global leader in passive safety products and systems, Autoliv is now looking to reduce accidents and their severity by developing complimentary active safety technologies. By integrating passive and active safety systems, we expect to provide breakthroughs in vehicle crash worthiness and occupant protection for frontal and side impact crashes.

ADAPTIVE CRASH PROTECTION

Although there are many different types of frontal crashes (e.g. head-on vehicle-to-vehicle crashes, offset vehicle-to-vehicle crashes, crashes against trees, animals or pedestrians, etc.) it has, so far, been impossible to tune the design of a vehicle for each specific crash condition. Vehicle manufacturers have instead been forced to make a compromise between these different requirements and, as a result, a vehicle can be stiffer than necessary and dangerous for certain milder crashes and not strong and hard enough for other more violent crashes.

We are now addressing this problem by developing "active structures". Each such structure uses a "crash box" at the front end of the vehicle beams. An empty crash box is relatively soft to provide best possible protection to pedestrians' legs in low to medium speed crashes. If, however, in an imminent high-speed crash, a radar or another pre-crash warnings system detects a full vehicle-to-vehicle crash, both crash boxes will be pressurized using airbag inflator technology from Autoliv. The vehicle structure then becomes stiff and offers more efficient protection. If only one of the vehicle's front corners is engaged in a violent crash, only the crash box behind this corner is activated. Particularly these crashes with low overlap or crashes into trees or poles can be dangerous. They are difficult for the airbag sensor to detect in time and they often cause high risks for intrusions into the passenger compartment.

Since this new technology improves the crashworthiness of vehicles, it could be possible to make vehicles smaller and more compact with less weight without reducing the occupant safety or the space for the occupants, thereby reducing fuel consumption and emissions and also providing better driving conditions in dense traffic.

Human Resources - Dedicated and Competent Employees

Our Human Resources organization and activities support Autoliv's overriding profitability target by making sure that our Company offers an attractive and safe workplace, while ensuring we have enough skilled, competent and dedicated people to maintain growth.

CAREER DEVELOPMENT

We offer a wide range of career development programs, including on-the-job training, job rotation and international assignments. Our belief is that by investing in these programs we will enable a highly motivated workforce. By providing our employees a broader view, we are increasing the workforce mobility and developing our organization to be more global, flexible, dynamic and target-driven. In 2006, we increased our investments in employee training and development programs to a record high of 7 days per employee per year.

In 2006, we introduced a career development tool that will be used both internally and externally to recruit the most competent people to open positions in the Company.

We also have a program for identifying high potential employees, who are offered development plans, including leadership training and expatriate positions.

A global trainee program started out in early 2006. The participants represent six nationalities and their average age is 28 years. Of the participants, 40% are women.

We believe that building a network of highly qualified people and developing the organization to be less hierarchical is an investment for the future. By encouraging our employees to grow, we will grow our business. By providing our employees with a more global view, our organization will strengthen its competitive edge in a global environment.

Additionally, more than 2/3 of our senior managers are being recruited internally. To continue this trend, a succession-planning program for all key positions was implemented worldwide a few years ago.

WELL-BALANCED WORKFORCE

In addition to attracting and retaining talented professionals and skilled workers, our target is to have a balance between men and women and to have a diversity of age groups and nationalities. The average age of our employees is only 35 years, which reflects the Company's rapid expansion over the past few years. Almost half of our associates are women, also with a similar age distribution.

NEW SAFETY RECORD

To remain an attractive employer, we invest in the well-being of our associates. These investments range from safe and healthy workplaces with competitive compensation to ethical principles and promoting sustainable development.

All of our plants' safety records are benchmarked. In 2006, 12 plants met our tough target of zero injuries, compared to 10 plants in 2005 and 7 in 2004. The graph on page 18 in the Annual Report shows the injury rate (i.e. number of injuries per 200,000 work hours) for the entire Autoliv corporation.

INNOVATIVE EMPLOYEES

Another operational indicator of our global manufacturing monitoring system is the number of improvement suggestions per employee. Who are better to propose improvements to the manufacturing processes, than the line operators themselves? We therefore encourage our employees to be creative and we globally benchmark the suggestion rates at our plants.

During 2006, we received 23% more improvement suggestions per employee than in 2005, which should contribute to additional productivity improvements over the next years.

HIGHER LABOR PRESENCE

Reduction of absenteeism in our plants is an important target for us, especially in Western Europe, where absenteeism has historically been close to 10%.

However, we have managed to reduce it gradually and in 2006 the level was less than 5% in Europe, well in line with our global average of 5%.

PRODUCTIVITY CONTINUES TO IMPROVE

In 2006, we improved our labor productivity by almost 8%, exceeding our target of 5% improvement.

A broader measure that we monitor is the value added per headcount. Since 2002, it has increased to $73,300 per head compared to the average headcount cost of $39,600 in 2006. During 2002 and 2003, the value added and the average headcount cost were affected by the stronger Euro. In 2005 and 2006, the value added has been impacted by the move to low-cost countries, where manufacturing is less automated and therefore the value added per head lower.

LEADERSHIP

To maintain our Company's worldwide leading position, leadership training on all levels is very important. Three years ago, we introduced a leadership training program where we both identify the need for training and conduct the training according to very high standards and our core values. We want our leaders to assume the five leadership behaviors presented in our Leadership Pentagon.

MEET ONE OF AUTOLIV'S TRAINEES

Why did you apply for the trainee program? I wanted to put my international background into practice in my working life. By being in the trainee program, I'm able to work on an international arena where I am challenged to use my professional skills as well as personal skills at a maximum level.
During the course of the program, what will you be doing? I will be working in different customer accounts at different Autoliv sites in, for instance, Sweden, Turkey and Germany. My assignments will give me a broad insight into areas such as: Request for quotations from customers, customer management, product development and production.
How do you believe the program will help you in your future career? Assignments in different plants introduce you to new cultures and teach you how to find new ways of communication. Performing and delivering results in these dynamic environments are, of course, a challenge but it is a great way to get a broad view of our Company and this has given me a great cross border/cross function network that I and Autoliv will have use for in the future.

Handan Dogramaci - Graduate Engineer from Chalmers University of Technology, Gothenburg, Sweden

Corporate Social Responsibility - Highest Ethical Standards

Every year our products save 20,000 lives and help prevent at least ten times as many severe injuries. This saves tens of billion dollars every year to societies and is the most important contribution from Autoliv to Corporate Social Responsibility (CSR). We also assume this responsibility in several other ways.

ETHICAL CODES
Autoliv's ethical Code draws on universal standards such as the "Global Sullivan Principles of Social Responsibilities" and on the UN's "Global Compact". In our Code we therefore commit ourselves, for instance, to:
  Express our support for universal human rights and, particularly, within our sphere of influence, the communities within which we operate, and parties with whom we do business.
  Promote equal opportunity for our employees at all levels of the company with respect to issues such as color, race, gender, age, ethnicity, sexual orientation or religious beliefs, and operate without unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntarily servitude, or other forms of abuse.
  Respect our employees' voluntary freedom of association.
  Compensate our employees to enable them to meet, at least, their basic needs and provide the opportunity to improve their skills and capability in order to raise their social and economic opportunities.
  Provide a safe and healthy workplace, protect human health and the environment, and promote sustainable development.
  Promote fair competition, uphold the highest standard in business ethics and integrity and not offer, pay or accept bribes.

Our Code of Business Conduct and Ethics can be downloaded from www.autoliv.com.

The Code applies to all operations and all employees worldwide. The Autoliv president in each country is responsible for communicating the Code to the employees.

Our Code is also an integrated part of the Autoliv Supplier Manual (ASM). All new and existing suppliers are required to sign an acknowledgement letter where they confirm that they will comply with the ASM-requirements, including the Code.

COMPLIANCE MONITORING
Each Autoliv country president, business director and certain other managers are obliged to report violations to our codes and other regulations. It is a standing heading in their monthly letters to the Autoliv CEO. In addition, our employees are encouraged to report any violation of law or Autoliv codes. It can be done anonymously by using a special "hotline".

We have also initiated a self-assessment review of Autoliv facilities. This study assesses the compliance with and the standards of working conditions, work hours, work rules, work practices, health & safety status, union representation, wages & salaries, benefits and insurance coverage.

Almost every second Autoliv associate works in a low-cost country and we have the strategy to continue to expand in these countries. We therefore started this Social Responsibility Assessment in the low-cost countries where Autoliv has operations.

The results are satisfying and show that all our plants in these emerging markets maintain overall good standards and practices. We will continue the assessment this year in high-cost countries.

Our leading suppliers are monitored as part of our regular quality audits of them.

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

Before Manufacturing
The most important contribution we can make to the environment is to redesign and develop low weight environmentally friendly safety systems. In 2006, we introduced a side curtain airbag that has 38% less weight than the first curtain airbag which was introduced in 1998.

Our latest passenger airbag has 25% less weight than the previous product generation which, in turn, was 30% lighter than its predecessor. These two examples alone save 10,000 tons annually (mainly steel) and lead to a corresponding environmental improvement in our supply chain.

We also work closely with our suppliers in several other respects and encourage them to implement an international environmental management standard, preferably ISO 14001. We also require them to adhere to our environmental policy.

Internal Improvements
It is our policy that every Autoliv facility be certified according to ISO 14001. The few remaining non-certified plants are essentially new manufacturing facilities that have not yet been certified.

We continuously monitor a number of other environmental indicators such as energy and water consumption and emissions. All values are low. For instance, the level of emission (measured in relation to sales) of the "green house gas" carbon dioxide is four to five times less than for an average engineering company and our level is comparable to a bank or a service company. We therefore focus on reducing freight and packaging materials, where we have the highest savings potentials.

After Delivery
We actively support our customers in their environmental programs. We are, for instance, represented in the Ford Supplier Sustainability Forum together with ten other leading Ford suppliers who have a track record of being at the forefront of environmental management.

The most significant contribution we can make to our customers' environmental targets is to continue to reduce the weight of our products, thereby reducing vehicles' energy consumption and emission. This will help meet the vehicle industry's new commitment that carbon dioxide emissions in Europe should be reduced by 30% in new vehicles. The European directive End of Life of Vehicle (ELV) requires that 85% of material in all new vehicle models should be recoverable by 2006 and 95% should be recoverable by 2015.

Although the ELV does not specify recovery levels for individual car components but only states the recovery levels for the whole vehicle, we will make sure that our products will contribute to meeting these standards.

The EU-directive also bans the use of hazardous substances such as lead. During 2006, Autoliv completed its multi-year program to phase out lead from its igniters for airbags. Some older igniters contained small quantities of lead (less than one-hundredth of a gram).

For selecting and controlling of all materials in our products, Autoliv register all materials and substances in an internal global database.

At the end of 2006, 88% of Autoliv's facilities had been certified to ISO 14001, an international environmental management standard. These facilities account for almost 100% of consolidated sales. Virtually all of the non-certified facilities are new plants that have not been certified yet.

The weight of Autoliv's side curtain airbag has been reduced with every new product generation. Not only has this saved cost, but it improves the environment both in our supply chain and when the vehicles are used due to less fuel consumption and emissions.

Quality - A Key to our Profitability

Our products never get a second chance. We must deliver flawless products and still meet the tough price conditions in the automotive industry. Achieving superior quality, while reducing scrap rates and other costs, is therefore key to our profitability.

"NO SPILLS ALLOWED"
Superior quality is a "must" for a reliable, worldclass supplier of safety systems. It affects our ability to win new orders, as well as impacting our margins through scrap and other related costs.

For these reasons, we are committed to a "zero defect" principle that emphasizes proactive methods aimed at eliminating root causes, rather than screening out non-conforming products at the end of the manufacturing line.

All new products must pass five checkpoints in Autoliv's Product Development System APDS: Project planning, Concept definition, Product and process development, Product and process validation, and Product launch. In this way, we proactively prevent problems and ensure we deliver only the best designs to the market.

Equally important is the training of our employees. Emphasis is placed on ensuring that all team members are aware of and understand the critical connection between them and our life-saving products.

Autoliv's Quality System prevents bad parts from entering our plants, and eliminates bad intermediate products as early as possible. Our manufacturing lines are equipped with sensors, cameras and other instruments, at selected critical stations, for detecting errors as early as possible.

As a supplement, we maintain an advanced product traceability system. Should there be a suspected problem, we are capable of tracing the issue to the vehicle level. This means that vehicle owners can rest assured that necessary actions will be taken without delay, which contributes to increasing the confidence people place in our safety systems.

FLAWLESS PRODUCTS AND DELIVERIES
Reported quality deviations very rarely affect the performance of our products. Virtually all deviations are due to other tough requirements, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the "look and feel" is important to the car buyer.

We register all deviations and include them in our quality measure PPM (Parts Per Million). The highest level accepted by our customers is 10 PPM. This represents one non-conforming part per hundred thousand delivered.

To give an idea of how tough this target is, it could be compared to the number of days since 1750, i.e. before, for instance, the founding of the United States. Ten PPM would require that there not be one single bad day in more than 250 years.

Certification Excellence
At the end of 2006, over 90% of Autoliv's facilities were certified to the automotive quality standard ISO/TS 16949. These facilities represented 98% of consolidated sales. This is as close to 100% as we could get, since we are continuously opening new plants.
During 2006, Autoliv received several awards from customers, including this Supplier Award for Achievement in Project Management from Toyota.

Management's Discussion and Analysis

Years ended December 31, (Dollars in millions)	2006		2005		2004

Consolidated sales	$6,188	0%	$6,205	1%	$6,144	16%
Light vehicle production in the Triad1)(in thousands)	46,665	1%	46,059	1%	45,653	2%

Gross profit	$1,265	0%	$1,268	4%	$1,221	22%
Gross margin	20.4%	0%	20.4%	3%	19.9%	5%
Operating income	$520	1%	$513	0%	$513	20%
Operating margin	8.4%	1%	8.3%	(1%)	8.4%	4%
Net income2)	$402	37%	$293	(10%)	$326	22%
Net margin2)	6.5%	38%	4.7%	(11%)	5.3%	4%
Earnings per share	$4.88	50%	$3.26	6%	$3.46	23%
Return on equity2)	17%	42%	12%	(8%)	13%	8%
1) North America, Europe (incl. Eastern Europe) and Japan. Accurate global production data for 2006 is not yet available.
2) In 2006, affected by favorable discrete tax items.

IMPORTANT TRENDS

Autoliv, Inc. ("the Company") provides advanced technology products for the automotive market. In the three-year period 2004-2006 (the time period required by the SEC to be reviewed in this analysis) a number of trends have influenced the Company's operations. The most significant trends have been:
  Changes in light vehicle production along with changes in vehicle model and customer mix
  Growing safety content per vehicle
  Increasing difficulties to reduce material costs due to distressed suppliers
  Operational moves and expansion in low-cost countries
  Higher R,D&E
  Focus on sustained cash flow and creating shareholder value

Vehicle Production and Mix
During the 2004-2006 period, the most important growth driver for Autoliv's market has been global light vehicle production, which is estimated to have increased faster than in previous three-year periods or by roughly 4% as an annual average rate to around 64 million vehicles. The growth was nearly 5% in 2004, more than 4% in 2005 and 3% in 2006.

However, the growth occurred only in the emerging markets, while light vehicle production declined in Autoliv's two largest markets. In Western Europe, the decline was 3% from the 2003 level and in North America 4%. To take advantage of the superior growth in emerging markets, we have been positioning Autoliv in Asia and Eastern Europe through both consolidated subsidiaries and joint ventures. As a result, the Rest of the World (i.e. all markets outside North America, Europe and Japan, i.e. the Triad) continued to grow in importance and accounted for 12% of revenues in 2006, compared to 10% in 2004.

Another important factor is the growing global production of Asian vehicle manufacturers, which increased their output by 20% during the three-year period. To take advantage of this trend, we have made substantial investments in Japan, Korea, Thailand and, increasingly, in China. As a result, in 2006, Asian vehicle manufacturers accounted for 27% of revenues compared to 22% in 2004.

A third important factor has been Autoliv's ability to become a supplier to the best selling car models in Europe. The Company was particularly successful in this respect during the latest model change-overs. Since most of these model shifts took place three to four years ago, they helped us achieve superior growth in 2004 when the models were new. However, after demand for these best-selling models peaked, they have caused a flattening in consolidated sales in 2005 and 2006 which not even Autoliv's strong performance in emerging markets and with the Asian vehicle manufacturers has been able to offset.

For additional information on Autoliv's dependence on certain customers and vehicle models.

Safety Content per Vehicle
Historically, safety content per vehicle has increased by 3% per year. However, during the last two years, the average safety value has stood almost unchanged at approximately $265 per vehicle despite the fact that new safety technologies, regulations and various rating programs of crash performance continue to drive the market. This stagnation has been caused by the combined effects of pricing pressure in the automotive industry and of the above-mentioned mix changes in global production towards smaller, less-equipped vehicles for the emerging markets.

However, the safety standards of vehicles in the emerging markets are improving and, as a consequence, the negative vehicle mix effect is expected to abate. In 2006, for instance, China introduced a rating program for crash performance of new vehicles. The growth in the average global value of safety systems is therefore expected to come back, albeit at a lower rate than historically.

Cost Reduction Difficulties
Usually the Company has managed to offset higher raw material and component costs by its cost reduction programs related to direct materials. However, in the second half of 2004, significant price increases on raw materials, in particular steel, began to take effect and, during 2005, the Company was directly or indirectly through its suppliers faced with about $90 million higher costs primarily related to higher steel prices and, in 2006, by another $20 million, primarily related to higher prices on zinc and aluminum.

To offset these 1.5 and 0.3 percentage point negative effects on gross margins and to cope with continued severe pricing pressure from customers, we have introduced global sourcing programs, consolidated Autoliv's supplier base, phased out unprofitable products and increased component sourcing in low-cost countries. However, the pricing pressure from customers has continued incessantly, while persistently high raw material prices has made it increasingly more difficult to reduce direct material costs in line with sales price erosion without causing severe problems for Autoliv's suppliers. The number of financially distressed suppliers has already risen. Due to this precarious situation, the former positive trend of lower direct material costs in relation to sales has changed and these costs have risen by 0.4 percentage points to almost 50% of sales in 2006 from its low point in 2004.

Labor Cost Improvements
However, Autoliv has managed to offset this negative trend by taking several actions such as moving production to low-cost countries (LCC). In high-cost countries, headcount has been cut by 3,100 or 12% to 22,300 through the three-year period, while headcount in LCC has been increased by 7,800 or 68% to 19,500. These moves of production are estimated to have generated labor cost savings in the magnitude of $80 million each year or approximately a quarter of a billion dollars during the full three-year period. In addition, labor productivity in manufacturing (measured as labor minutes per units produced) has improved by more than 5% each year, in line with our target. As a result, labor cost in manufacturing has been reduced by a full percentage point in relation to sales to less than 10%, despite price concessions provided to customers and annual wage increases.

These savings in direct labor cost have contributed to improve gross margin to 20.4% in 2006 from 19.9% in 2004. Gross margin has also been favorably impacted, compared to 2004, by 0.3 percentage points from a reclassification in 2005.

Higher R,D&E
During the period, the Company's expense for Research, Development and Engineering (R,D&E) has continued to increase and amounted to 6.4% of sales in 2006 compared to 6.0% in 2004. This increase is primarily due to the above-mentioned reclassification. It also reflects a strong order-intake and other engineering development activities, primarily in safety electronics. The increase is also due to a trend among vehicle manufacturers to out-source more of their R,D&E needs.

However, the increases in R,D&E have not exceeded the savings achieved by the move to low-cost countries and by the productivity gains in manufacturing. As a result, operating margin has remained stable at 8.4% in 2006 compared to 8.4% in 2004 despite continued pricing pressure from customers, higher raw material prices and difficulties to reduce component costs due to an increasing number of financially stretched suppliers.

Share Buy-Backs and Dividends
To increase shareholder value by taking advantage of Autoliv's strong cash flow, financial position and low borrowing cost, the Company accelerated, in August 2005, its repurchases of shares while steadily increasing the quarterly dividend.

As a result, the Company returned $743 million to shareholders during 2004-2006 through its stock repurchase program and another $287 million through dividend payments. The total amount of $1,030 million corresponds to a pay-out ratio of more than 100% in relation to total net income of $1,021 million during the period 2004-2006.

During the three-year period 2004-2006, nearly 16 million shares have been repurchased at an average cost of $46.96 per share compared to the closing price at the end of 2006 of $60.30. This 28% increase in the value of the repurchased shares compares favorably with the 16% reduction in the number of shares outstanding.

ITEMS AFFECTING COMPARABILITY

The following items have significantly affected the comparability of reported results from year to year. Management believes that, to assist in understanding the Company's operations, it is useful to consider certain U.S. GAAP measures exclusive of these items. Accordingly, the accompanying tables reconcile from U.S. GAAP to the equivalent non-U.S. GAAP measure.

Discrete Tax Items
The third and the fourth quarters of 2006 were affected by $95 million from releases of tax reserves and other discrete items.
Consequently, as shown in the table below, the effective tax rate was reduced by 19.7 percentage points, which boosted net income by $95 million, earnings per share by $1.15 and return on equity by 3.9 percentage points. In addition, operating working capital was boosted by 1.4 percentage points in relation to sales.

Jobs Creation Act Transactions
During 2005, Autoliv made internal distributions totaling $855 million under the American Jobs Creation Act of 2004 ("the Act"). The Act provided for an 85% deduction on certain earnings repatriated before 2006 to the U.S. The distributions also enabled Autoliv to replace some of its U.S. debt with debt in Europe at lower interest rates.

As a result, during 2006, Autoliv saved $5 million in lower tax expense and another $24 million in lower interest expense. The interest saving was due to a more than 2.5% lower market interest rate level in Sweden than in the U.S.

In 2005, the interest expense savings was $5 million. However, the distributions also resulted in an incremental tax expense of $17 million and in an incremental SG&A expense of $1 million.

Taking all effects into account as in the table below, net income in 2005 was reduced by $13 million, earnings per share assuming dilution reduced by $0.15, and return on equity by 0.5 percentage points. The effective tax rate was boosted by 3.5 percentage points and cash and cash equivalents increased temporarily to $296 million at the end of 2005 since the cash distributions exceeded the maturing U.S. dollar denominated debt.

Effects of Discrete Tax Items in 2006
	Reported	Effect of Discrete Tax Items	Adjusted

Net income (million)	$402	$951)	$307
Net margin	6.5%	1.5%	5.0%
Operating working capital/sales	11.7%	1.4%	10.3%
Earnings per share	$4.88	$1.15	$3.73
Return on equity	17.1%	3.9%	13.2%
Effective tax rate	12.2%	19.7%	31.9%
1) Consisting of $69 million from release of tax reserves and $26 million from other discrete tax items.
Effects of the American Jobs Creation Act in 2005
	Reported	Effect of the Act	Adjusted

Net income (million)	$293	$13	$306
Earnings per share	$3.26	$0.15	$3.41
Return on equity	11.7%	0.5%	12.2%
Tax rate	35.9%	3.5%	32.4%

Reconciliations to U.S. GAAP
Some of the discussions in this Management's Discussion and Analysis refer to non-U.S. GAAP measures that management and securities analysts use in measuring the Company's performance.

Management believes that these measures assist investors in analyzing trends in the Company's business for the reasons given below. Investors should not consider these non-U.S. GAAP measures as substitutes, but rather as additions to, financial reporting measures prepared in accordance with U.S GAAP.

These non-U.S. GAAP measures have been identified, as applicable in each section of this Annual Report, with tabular presentations in this section, reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales
Since the Company generates approximately 75% of sales in other currencies than in the reporting currency U.S. dollars and currency rates have proven to be very volatile, and due to the fact that the Company has historically made several acquisitions and divestitures, management analyzes the Company's sales trends and performance as changes in "organic sales growth". This presents the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in "organic sales growth" as reconciled to the change in total U.S. GAAP net sales.

Operating Working Capital
Due to the need to optimize cash generation to create value for shareholders, management focuses on operationally derived working capital as defined in the table below.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations' management.

Net Debt
As part of efficiently managing the Company's overall cost of funds, management routinely enters into "debt-related derivatives" (DRD) as part of its debt management. The most notable volumes of DRDs were entered into in 2001 in connection with the issue of the Eurobond that matured in 2006.

Creditors and credit rating agencies use net debt adjusted for DRDs in their analyses of the Company's debt. This non-U.S. GAAP measure was used, for instance, for the Company's Revolving Credit Facility when it still had covenants.

By adjusting for DRDs, the total economic liability of net debt is disclosed without grossing it up by currency or interest fair market values (that are offset by DRDs reported in other balance sheet captions).

Components in Sales Increase/Decrease (Dollars in millions)
2006 vs 2005	Europe		N. America		Japan		RoW		Total
	%	$	%	$	%	$	%	$	%	$

Organic sales growth	(5.2)	(175.7)	(0.1)	(0.6)	9.9	52.8	14.9	82.9	(0.7)	(40.6)
Effect of exchange rates	1.0	34.1	0.1	1.0	(5.2)	(28.0)	3.0	16.6	0.4	23.7
Impact of acquisitions	-	-	-	-	-	-	-	-	-	-
Reported net sales change	(4.2)	(141.6)	0.0	0.4	4.7	24.8	17.9	99.5	(0.3)	(16.9)

2005 vs 2004

Organic sales growth	(3.5)	(122.0)	3.4	57.2	7.2	36.6	8.9	41.1	0.2	12.9
Effect of exchange rates	(0.1)	(4.0)	0.3	4.2	(1.7)	(8.7)	7.0	32.3	0.4	23.8
Impact of acquisitions	-	-	-	-	-	-	5.3	24.3	0.4	24.3
Reported net sales change	(3.6)	(126.0)	3.7	61.4	5.5	27.9	21.2	97.7	1.0	61.0

Reconciliation of "Operating working capital" to U.S. GAAP measure
	December 31 2006	December 31 2005	December 31 2004

Total current assets	$2,098.4	$2,162.5	$2,190.8
Total current liabilities	(1,531.6)	(1,764.3)	(1,799.3)

Working capital	566.8	398.2	391.5
Cash and cash equivalents	(168.1)	(295.9)	(229.2)
Short-term debt	294.1	508.4	313.8
Derivative asset and liability, current	1.2	(92.9)	5.0
Dividends payable	29.6	-	-

Operating working capital	$723.6	$517.8	$481.1

Reconciliation of "Net debt" to U.S. GAAP measure	December 31 2006	December 31 2005	December 31 2004

Short-term debt	$294.1	$508.4	$313.8
Long-term debt	887.7	757.1	667.1

Total debt	1,181.8	1,265.5	980.9
Cash and cash equivalents	(168.1)	(295.9)	(229.2)
Debt-related derivatives	(3.3)	(92.7)	(152.5)

Net debt	$1,010.4	$876.9	$599.2

YEAR ENDED DECEMBER 31, 2006 VERSUS YEAR ENDED DECEMBER 31, 2005

Net Sales
Net sales for 2006 decreased by 0.3% or by $17 million to $6,188 million because light vehicle production declined by 2% in Western Europe and by 3% in North America. The effect of currency rate changes was negligible. Consequently, organic sales (non-U.S. GAAP measure, see previous section) also declined by less than 1%.

Organic sales were driven by higher penetration rates for side curtain airbags, strong growth in Asia and Eastern Europe and higher market share for steering wheels and safety electronics. However, this was not enough to offset the negative effects from West European and North American vehicle production, continued pricing provided to customers, the expiration of certain frontal airbag contracts and the phase-out of unprofitable products.

Organic sales declined by 2% in all of the three first quarters of the year and then rose by 4% in the fourth quarter. In the spring, sales were affected by a negative mix in European light vehicle production. This mix effect turned positive in the fourth quarter thanks to several new vehicle model launches to which Autoliv is a supplier.

Organic sales of airbag products decreased by 1%, mainly due to the decline in light vehicle production in North America and Western Europe. Sales were also affected by price erosion, the expiration of certain frontal airbag contracts and the phase-out of certain unprofitable products, partially offset by strong growth in sales of curtain airbags. Organic sales of seatbelt products were flat. Consequently, Autoliv managed to offset the decline in light vehicle production in the two largest markets. This was primarily thanks to strong performance in emerging markets and the introduction of pro-active seatbelt pretensioners.

In Europe, where Autoliv generates approximately 50% of its revenues, organic sales declined by 5% due to the decline in West European light vehicle production, price erosion, a negative vehicle model mix and the expiration of certain frontal airbag contracts.

In North America, which accounts for a quarter of revenues, organic sales stood unchanged despite the decline in light vehicle production. Sales were driven by strong demand for curtain airbags and other side airbags, by a favorable customer mix and market share gains in safety electronics, partially offset by price erosion, the expiration of some frontal airbag contracts and the phase-out of unprofitable inflators.

In Japan, which accounts for almost 10% of revenues, organic sales rose by 10% compared to a 6% increase in Japanese light vehicle production. Autoliv's performance was partially due to strong demand for curtain airbags and market share gains in steering wheels.

In the Rest of the World, which generated slightly more than 10% of revenues, organic sales rose by 15% driven by strong vehicle production and a 28% growth in the sales of airbags.

Gross Margin
Gross profit decreased by $3 million or less than 0.2% to $1,265 million despite the declines in North American and West European light vehicle production, pricing provided to customers and approximately $20 million in additional costs in the supply chain from higher raw material prices. In addition, financially distressed suppliers have become an increasing problem that makes it difficult to reduce component costs in line with sales price erosion.

However, these negative effects were offset by the move of production to LCC and by other benefits of the Company's cost reduction programs and by $6 million from the sale of two former plants in high-cost countries. As a result, gross margin stood unchanged at 20.4%.

Operating Income
Operating income increased by 1% or $7 million to $520 million despite the $3 million gross profit decline and $12 million higher R,D&E expense. This expense rose to 6.4% of sales from 6.2% in 2005 as a reflection of higher engineering development activity. The negative operating income effects were offset by $16 million lower Other income (expense), net due to less restructuring costs (see note 10) and by $6 million lower Selling, General and Administrative expense. As a result, operating margin increased slightly to 8.4% from 8.3% in 2005.

Interest Expense, Net
Interest expense, net increased by only $1 million to $38 million despite a 27% higher average net debt (non-U.S. GAAP measure, see previous section) and higher floating market interest rates. Virtually all of these negative effects of $25 million were offset by interest savings of $24 million from the changes made in 2005 in Autoliv's borrowing structure (see Jobs Creation Act). As a result, the weighted annual average interest rate, net decreased to 4.1% from 5.1%.

Average net debt rose by $197 million while operations generated $271 million in cash before financing activities. Net debt increased to $1,010 million at December 31, 2006 from $877 million one year earlier. The $133 million higher debt was used for stock repurchases and dividend payments totaling $333 million.

Higher expenses, partly due to factoring agreements, caused Other financial items, net to rise to $5 million.

Income before taxes amounted to $481 million compared to $482 million.

Income Taxes
The effective tax rate was 12.2% and exceptionally low due to releases of tax reserves and other discrete tax items totaling $95 million. These items reduced the effective tax rate by 19.7 percentage points. In 2005, the Jobs Creation Act transactions resulted in an increase in the effective tax rate of 3.5% to 35.9%.

Net Income and Earnings per Share
Net income rose by $110 million to $402 million as a consequence of $95 million in favorable discrete tax items in 2006 and $17 million in negative items in 2005. Adjusted for the 2006 discrete tax items, net income amounted to $307 million (non-U.S. GAAP measure). Earnings per share (assuming dilution) rose from $3.26 in 2005 to $4.88 and to $3.73 adjusted for the $95 million in discrete tax items (non-U.S. GAAP measure). Of the reported $1.62 cent improvement in earnings per share, $1.35 was due to the discrete tax items in 2006 and 2005, 17 cents due to share repurchases and 16 cents to higher income, partially offset by a negative currency effect of 6 cents.

Net income of $402 million represented 6.5% of sales, of which 1.5 percentage points were due to the 2006 discrete tax items. In 2005, net income corresponded to 4.7% of sales with a negative effect from discrete tax items of 0.3 percentage points.

Component of net sales increase in 2006	Airbag products1)	Seatbelt products	Total

Organic sales growth	(1.1)%	0.1%	(0.7)%
Effect of exchange rates	0.3%	0.6%	0.4%
Impact of acquisitions	-	-	-
Reported net sales change	(0.8)%	0.7%	(0.3)%
1) Incl. electronics, steering wheels, inflators and initiators

YEAR ENDED DECEMBER 31, 2005 VERSUS YEAR ENDED DECEMBER 31, 2004

Net Sales
Net sales for 2005 increased by 1% or by $61 million to $6,205 million due to currency effects and the consolidation of two joint ventures (see "Acquisitions"). Excluding these effects, organic sales were flat despite a 3% decline in West European light vehicle production with a negative model mix for Autoliv.

Organic sales grew by 5% in the first quarter and by 1% in the second quarter. In the third quarter organic sales stood almost unchanged and declined by 4% in the fourth quarter due to the changes in West European light vehicle production. Growth in organic sales was primarily driven by higher market penetration rates for curtain airbags, a favorable sales mix in North America and by the effects of Autoliv's strong presence in Asia. This increase was offset by pricing pressure and the phase-out of certain unprofitable products in addition to the negative effects from West European vehicle production.

A 1% increase in organic sales of airbag products was principally due to the continuing rollout of curtain airbags and market share gains in steering wheels, offset by the expiration of certain frontal airbag contracts and the phase-out of certain unprofitable airbag inflator contracts. A 1% decline in organic sales of seatbelt products was due to the decrease in West European vehicle production and the phase-out of certain unprofitable seat component products.

In Europe, where Autoliv generates more than 50% of its revenues, organic sales declined by 4% due to the impacts from West European light vehicle production.

In North America, which accounts for a quarter of Autoliv's revenues, organic sales increased by 4% despite flat light vehicle production. Sales were driven by strong demand for curtain airbags and other side airbags and by a favorable customer mix. This was partially offset by the expiration of some frontal airbag contracts and the continued phase-out of unprofitable inflators.

In Japan, which accounts for almost 10% of revenues, sales rose by 6% despite a negative currency effect of nearly 2%. Growth of organic sales of slightly more than 7% was 3% better than the Japanese light vehicle production.

In the Rest of the World, which generated about one tenth of 2005 revenues, sales surged by 21% due to organic growth of 9%, currency effects of 7% and a 5% impact from the consolidation of two joint ventures. Organic sales were driven by sales in Korea and China, particularly for curtain airbags, steering wheels and seatbelts.

Gross Margin
Gross profit rose by 4% to $1,268 million and gross margin improved to 20.4% from 19.9% despite more than $90 million in additional cost in the supply chain from higher raw material prices. This negative margin effect of 1.5 percentage points was offset by improvements in purchasing and supplier performance.

The gross profit margin increased by approximately 0.3 percentage points due to the prospective reclassification or reallocation from cost of sales of certain shared quality, industrial engineering and purchasing costs to Research, Development & Engineering expense. The reallocation resulted from completion of a process by the Company to more clearly and consistently define its methodology for allocating such shared costs. The improvement in gross margin also reflects the trend that more customers are paying for engineering work as a part of the piece price rather than as one-time R,D&E reimbursement.

Operating Income
Operating income stood unchanged at $513 million and operating margin amounted to 8.3% compared to 8.4% in 2004 despite the 1.5 percentage point effect from higher raw material prices and a 0.3 percentage point effect from higher costs in 2005 for plant closures and other restructuring activities.

The external costs for Sarbanes-Oxley were reduced to $6 million from $9 million.

"R,D&E" increased to 6.2% of sales from 6.0%, partly due to the above-mentioned reclassification. Amortization of intangibles declined to 0.2% of sales from 0.3% in 2004.

Other expense, net increased to $23 million or 0.4% of sales from $11 million and 0.2% of sales in 2004 due to higher restructuring costs (see note 10 to Consolidated Financial Statements included herein) mainly for closing the airbag assembly plant in the U.K. (which was moved to primarily Turkey), a French initiator plant and a textile plant in Australia (which will be moved to China).

Interest Expense, Net
Interest expense, net increased to $37 million from $36 million in 2004 due to the effect of a $28 million higher average net debt which was used for stock repurchases and dividend payments totaling $483 million.

Net debt (non-U.S. GAAP measure) increased from $599 million at the beginning of the year to $877 million at year-end, despite the fact that operations generated $176 million of cash before financing activities.

The weighted average interest rate, net stood unchanged at 5.1% during 2005 compared to 2004. Higher floating dollar interest rates were offset by the effects of the American Jobs Creation Act transactions.

Income Taxes
The Jobs Act transactions resulted in a $17 million tax expense, which caused the effective tax rate to increase by 3.5%.

The effective rate, which increased to 35.9% from 30.8%, also rose as a result of taxes being provided on the income of several former lossgenerating companies. Most of any remaining benefit coming from the use of the losses generated in previous years was recognized in 2004.

The increases were somewhat offset by other net favorable adjustments.

Net Income and Earnings per Share
Income before taxes stood almost unchanged at $482 million despite the higher raw material prices and restructuring costs.

Net income declined to $293 million from $326 million in 2004, primarily due to higher taxes, and declined in relation to sales to 4.7% from 5.3% in 2004.

Earnings per share, assuming dilution, declined by 20 cents to $3.26 from $3.46 in 2004. The higher tax rate reduced earnings per share, assuming dilution, by 28 cents, of which approximately 19 cents was due to the Jobs Creation Act transactions. The stock repurchase program had a favorable effect of 11 cents and currency effects had a favorable effect of 6 cents.

Component of net sales increase in 2005	Airbag products1)	Seatbelt products	Total

Organic sales growth	1.1%	(1.4)%	0.2%
Effect of exchange rates	0.3%	0.7%	0.4%
Impact of acquisitions	-	1.0%	0.4%
Reported net sales increase	1.4%	0.3%	1.0%

1) Incl. electronics, steering wheels, inflators and initiators.

LIQUIDITY, RESOURCES AND FINANCIAL POSITION

Cash From Operations
For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, share repurchase program and dividend payments.

Cash provided by operating activities was $560 million in 2006, $479 million in 2005 and $680 million in 2004.

While management of cash and debt is important to the overall business, it is not part of the responsibilities of day-to-day operations' management. We therefore focus on operationally derived working capital and have set the target that operating working capital should not exceed 10% of last 12-month sales. Towards the end of 2006, this ratio was boosted by 1.8 percentage point from the release of tax reserves and the tax payments made before year-end. As a result, operating working capital increased to $724 million or 11.7% of sales at December 31, 2006 compared to $518 million and 8.3% a year earlier and $481 million or 7.8% of sales at the end of 2004 when the operating working capital was exceptionally low. The 2006 number was favorably impacted by the sales of $95 million worth of receivables due to factoring agreements.

Also, as a result of these agreements, days receivables outstanding decreased to 70 at December 31, 2006 from 71 one year earlier. Days inventory outstanding increased to 34 days at December 31, 2006 from 32 at December 31, 2005 due to more products and semi-manufactured components in transit as a result of the movements of production to low-cost countries.

See Notes 10 and 11 to the Consolidated Financial Statements for information concerning cash payments associated with restructuring and product-related liabilities.

Capital Expenditures
Cash generated by operating activities continues to be more than adequate to cover capital expenditures for property, plant and equipment.

Capital expenditures, gross, were $328 million in 2006, $315 million in 2005 and $324 million in 2004, corresponding to 5.3% of sales in 2006, 5.1% in 2005 and 5.3% in 2004.

Capital expenditures continue to exceed depreciation of $284 million as a reflection of the growth of the automotive safety market and our need for additional manufacturing capacity. In 2006, capital expenditures, net were affected by sales of two former manufacturing properties and other fixed assets for $36 million.

Capital expenditures for 2007 are expected to range from $325 million to $350 million.

Acquisitions
Although the Company historically has made a number of strategic acquisitions, no major acquisitions were made in 2006, 2005 or 2004.

In 2006, Autoliv increased its holding to 70% from 50% in Nanjing Hongguang-Autoliv Safety Systems (a consolidated entity) for approximately $3 million.

In 2005, Autoliv decided to form a new 60% joint venture in Shanghai for seatbelt webbing and other advanced technologies in order to transfer the production lines to this company from its wholly-owned webbing facility in Australia and its 45%-owned webbing facility in China.

As of April 1, 2004, the Company started to consolidate its joint venture in Taiwan following an amendment to the ownership agreement that gave the Company the controlling position. Prior to the amendment, unanimity was required for relevant board decisions, while now a simple majority is required. Autoliv's interest remains 59% in the joint venture that had nearly $17 million in sales in 2004. As of October 1, 2004, the Company started to consolidate its 50% joint venture in Nanjing, following a similar change in the ownership agreement. Consequently, this amendment provided Autoliv a controlling position with the management and decision making authority over the joint-venture's daily operations. The jointventure partner now only has rights that are protective in nature. This seatbelt joint venture had nearly $30 million in sales in 2004. As of December 31, 2004, the Chinese airbag company Autoliv (Shanghai) Vehicle Safety Systems is wholly owned, following an agreement to purchase the remaining 40% of the shares for approximately $15 million.

At the beginning of 2007, Autoliv acquired the remaining 35% of the shares in Autoliv-Mando in Korea for $80 million (see Outlook for 2007).

Financing Activities
Cash used in financing activities amounted to $438 million. Cash and cash equivalents decreased by $128 million to $168 million at December 31, 2006, since the prior-year number was affected by a temporary increase in gross borrowings related to the Jobs Creation Act transactions. Net debt increased by $133 million to $1,010 million and net-debt-to-capitalization ratio rose to 29% at December 31, 2006, from 27% at December 31, 2005. This is in line with our plans to achieve a better capital structure in the Company for its shareholders. Higher net debt was used to finance stock repurchases and dividend payments totaling $333 million.

The weighted average interest rate on the $1,182 million of debt outstanding at December 31, 2006, was 4.2% compared to 3.3% a year ago. The higher interest rate relates to a shift from Swedish Krona borrowings to U.S. dollar borrowings which carry higher interest rates. In addition, floating rates have increased in both currencies during the year (see "Treasury Activities").

During 2006, the Company has sold receivables related to selected customers. The receivables were sold to various external financial institutions without recourse. These factoring arrangements have the effect of reducing net debt, reducing accounts receivable and days sales outstanding. At December 31, 2006, the Company had received $95 million for sold receivables with a discount of $2 million during the year.

Income Taxes
The Company has reserves for taxes that may become payable in future periods as a result of tax audits. Following the completion of a U.S. Internal Revenue Service ("IRS") examination, the statute of limitations closed on September 18, 2006. The completion of the IRS examination and the corresponding closing of the statute of limitations covered the six tax years since the formation of the Autoliv, Inc. U.S. tax group in 1997 through December 31, 2002. As a result, the Company recognized a non-cash income tax benefit in its third quarter 2006 of $57 million resulting from the release of certain income tax reserves. Another $12 million was released from tax reserves at the end of the year as a result of the closing of the statute of limitations at certain non-U.S. companies. In addition, net income in 2006 was positively impacted by other discrete tax items of $26 million, principally adjustments related to previous years' tax returns. For additional information, see Note 4 to the Consolidated Financial Statements included herein.

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

The impact of the new FAS-158 requirements was an additional $28 million pension liability. See Note 18 to the Consolidated Financial Statements included herein. At December 31, 2006, the Company's recognized liability (i.e. the actual funded status) for its U.S. plans was $30 million and the U.S. plans had a net actuarial loss of $19 million as recognized in Accumulated other comprehensive income (loss) of the Equity Statement. The amortization of this loss is expected to increase pension expense by $0.4 million per year over the ten-year estimated remaining service lives of the plan participants.

Pension expense associated with these plans was $8 million in 2006 and is expected to be $7 million in 2007. The Company contributed $0.1 million to its U.S. defined benefit plan in 2006 and $34 million in 2005. The 2005 amount exceeded the minimum funding requirement by $30 million and brought the funded status of this plan to approximately 100% of the accumulated benefit obligation.

The Company expects to contribute $4.1 million to the plans in 2007 and is currently projecting a yearly funding level of $6.5 million in the years thereafter. For further details see New Accounting Pronouncements.

Dividends
The dividends paid in the first and second quarters 2006 were 32 cents per share. In the third quarter, the dividend paid was raised by 9% to 35 cents per share and in the fourth quarter by 6% to 37 cents.

Total cash dividends of $112 million were paid in 2006 and $105 million in 2005. In addition, the Company returned $221 million in 2006 and $378 million in 2005 through repurchases of shares. In 2006, the Company began to accrue for dividends that had been declared but not yet paid.

The Company declared a dividend of 37 cents per share for the first quarter 2007 on December 19, 2006 and 39 cents for the second quarter on February 13, 2007.

Equity
During 2006, equity increased by only $87 million to $2,403 million despite net income of $402 million because $363 million was returned to shareholders through stock repurchases and dividends, including the effect of accruing for dividends. Pension and other adjustments have reduced equity by $22 million of which $19 million relates to the new FAS-158 recognition requirement. Currency effects added $42 million and issuance of shares and other effects related to stock compensation added $28 million to equity.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. However, increases in the prices of raw materials in the supply chain had a negative impact of about $20 million in 2006, about $90 million in 2005 and about $20 million in 2004.

Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Personnel
During the last six years, Autoliv has added and moved manufacturing capacity to low-cost countries (LCC). In this way, it has been possible to achieve above-industry margins while providing competitive prices to the struggling vehicle industry. In 2006, the Company reached another record-high for this strategy when, at the end of the year, headcount in LCCs increased to 47% of total headcount compared to 40% one year earlier.

In 2006, headcount in the LCCs rose by 4,000 while headcount in high-cost countries (HCC) was cut by 1,000. In 2005, the increase in LCC was 1,400 and the decrease in HCC 2,400 when unusually comprehensive production stops over the season's period added a temporary reduction effect over the turn of the year.

In total, headcount increased by 3,000 during 2006 to 41,800 while headcount declined by 1,000 in 2005 due to the temporary effects at year end. To maintain flexibility in the cyclical automotive industry, approximately 14% of total headcount were temporary hourly workers at December 31, 2006 and approximately 12% one year earlier. In high-cost countries, these ratios were 19% and 16%, respectively.

Compensation to Directors and executive officers is reported, as customary for public U.S. companies, in Autoliv's proxy statement that is distributed to the Company's shareholders.

Significant Litigation
In December 2003, a U.S. Federal District Court awarded a supplier of Autoliv ASP Inc (a wholly-owned subsidiary of Autoliv Inc.), approximately $27 million plus pre-judgment interest of approximately $7 million in connection with a commercial dispute that relates to purchase commitments.

Autoliv appealed the verdict and the supplier cross-appealed in regard to the calculation of the amount of pre-judgment interest.

The United States Court of Appeals for the Federal Circuit on August 7, 2006 affirmed the judgment of the district court on certain appeal issues, vacated the district court's decision on certain other appeal issues and remanded the case for the district court to reconsider, and finally adjusted the district court's calculations of pre-judgment interest.

On November 29, 2006, the United States Federal District Court amended the judgment on pre-judgment interest and denied Autoliv's motion for vacatur. Autoliv has appealed the decision.

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

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2006, as adjusted by DRD, excluding fees on the revolving credit and interest on debts with no defined amortization plan.

Operating lease obligations: The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2027 (see Note 17).

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

Aggregate Contractual Obligations 1)
	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Debt obligations including DRD 2)	$1,178.5	$295.3	$214.0	$25.7	$643.5
Fixed-interest obligations including DRD 2)	16.6	10.6	5.0	0.6	0.4
Operating lease obligations	79.9	18.7	29.0	14.6	17.6
Unconditional purchase obligations	-	-	-	-	-
Other non-current liabilities reflected on the Balance Sheet	12.3	-	3.1	2.9	6.3
Total	$1,287.3	$324.6	$251.1	$43.8	$667.8

1)Excludes contingent liabilities arising from litigation, arbitration or regulatory actions.
2)Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

TREASURY ACTIVITIES

Credit Facilities at Dec. 31, 2006
Type of facility (Dollars in millions)	Amount of facility	Amount outstanding	Weighted average interest rate	Additional amount available

Revolving credit facility (matures 2012)	$1,100	-	n/a	$1,100
U.S. Commercial paper program	1,000	$400.1	5.4%	6001)
Swedish commercial paper program	1,019	242.1	3.4%	7771)
Other short-term debt	285	111.9	4.6%	173
Swedish medium-term note program (due 2007-2010) including DRD2)	582	401.1	3.1%	181
Other long-term debt, including current portion (various maturities through 2015)	25	23.3	2.3%	1
Debt-related derivatives2)	n/a	3.3	n/a	-
Total	n/a	$1,181.8	n/a	n/a

1) Total outstanding commercial paper programs ("CP") should not exceed total undrawn revolving credit facilities ("RCF") according to the Company's financial policy.
2) Debt-Related Derivatives, (DRD), i.e., the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

Credit Facilities
In 2006, the €300 million Eurobond matured and was refinanced primarily by issuance of fixed-rate medium-term notes of SEK 2,250 million (equivalent to $327 million) with tenors of 1.5 years and 2.5 years.

The $1,100 million revolving credit facility ("RCF"), which was refinanced in 2005, was unutilized at December 31, 2006 and the terms and banks remained unchanged. The RCF is syndicated among 15 banks and remains available until 2012. This unsecured facility is not subject to financial covenants and has no forward-looking material adverse change clause.

For details on the Company's credit facilities and borrowings outstanding, see Note 12 to the Consolidated Financial Statements included herein.

Shares and Share Buy-Backs
In 2000, the Board of Directors authorized a Share Repurchase Program for up to 10 million of the Company's shares. The program was expanded by an additional 10 million shares, both in 2003 and at the end of 2005.

Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions.

The Company repurchased 3,976,900 shares during 2006 at a cost of $221 million; 8,421,462 shares during 2005 at a cost of $378 million and 3,428,900 shares during 2004 at a cost of $144 million.

Since the inception of the program, 24 million shares have been repurchased at an average cost of $38.36 per share for a total of $920 million.

At December 31, 2006, there were 80.1 million shares outstanding, net of treasury shares, compared to 83.7 million at December 31, 2005, a reduction of 4.3%.

At December 31, 2006, 6.0 million shares remained under authorization for repurchases.

ACCOUNTING POLICIES

New Accounting Pronouncements
The Company has evaluated the recently issued statements and interpretations of the Financial Accounting Standards Board.

During the year ended December 31, 2006, the Company adopted FAS-158 and FAS-123 (R). Under FAS-158, the actual funded status of retirement benefits are recognized in the financial statements. Unrecognized amounts such as net actuarial losses are shown in the Comprehensive Income section of the Shareholders' Equity Statement. The impact on Autoliv's pension liability compared to previous year-end is an additional $28 million which represents the unfunded pension liability.

Under FAS-123(R), the compensation expense for share-based payments is accrued and recognized as expense based on fair value during the vesting period. The impact of this new accounting pronouncement was less than 0.1 percentage point of sales.

To the extent other new pronouncements are applicable they have primarily resulted in additional financial statement disclosure. See Note 1 for a more detailed discussion of the requirements and applicability of these statements.

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

Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g., certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant.

Bad Debt and Inventory Reserves
The Company has reserves for bad debts as well as for excess and obsolete inventories.

The Company has guidelines for calculating provisions for bad debts based on the age of receivables. In addition, the accounts receivable are evaluated on a specific identification basis. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience of the debtor, the experience of other enterprises in the same industry, the debtor's ability to pay and/or an appraisal of current economic conditions.

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

Goodwill Impairment
The Company performs an annual impairment review of goodwill in the fourth quarter of each year following the Company's annual forecasting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no impairments in 2004-2006.

Defined Benefit Pension Plans
The Company has defined benefit pension plans covering most U.S. employees and some non-U.S. employees most of which are in high-cost countries (see Note 18).

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2006 pension expense were a discount rate of 5.5%, expected rate of increase in compensation levels of 4.0%, and an expected long-term rate of return on plan assets of 7.5%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2006, were a discount rate of 5.75% and an expected rate of increase in compensation levels of 4.0%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The Company assumes a long-term rate of return on U.S. plan assets of 7.5% for calculating the 2006 expense compared to 8% for 2005. This change reflects a more conservative investment policy. Historically, 85% of plan assets have been invested in equities, while the new target is 65%.

A 1% decrease in the long-term rate of return on plan assets would result in an increase in the U.S. annual pension expense of $1.1 million. A 1% decrease in the discount rate would have increased the 2006 U.S. pension expense by $1.7 million and would have increased the December 31, 2006, benefit obligation by $17 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2006 pension expense by $2.0 million and would have increased the December 31, 2006, benefit obligation by approximately $10 million.

Stock Options
Beginning January 1, 2006, compensation costs for all of the Company's stock-based compensation awards are determined based on the fair value method, using a modified prospective method as defined by FAS-123 (R). The Company records the compensation expense for RSUs and stock options over the service lives of the employees during the vesting period. The impact of adopting FAS-123 (R) was not significant; see Note 1 to the Consolidated Financial Statements included herein.

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

In fact, adjustments to reserves for income taxes did have a material impact during 2006. See Note 4 to the Consolidated Financial Statements.

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

Risks and Risk Management

The Company is exposed to several risks. They can be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks (see Form 10-K filed with the SEC) that could have a material effect on the Company's results and financial position. Consequently, the description does not claim to be complete. As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks.

OPERATIONAL RISKS

Light Vehicle Production
Since approximately 30% of Autoliv's costs are relatively fixed, short-term earnings are highly dependent on the capacity utilization in the Company's plants and are therefore sales dependent.

Global light vehicle production is an indicator of the Company's sales development, but it is the production levels for individual vehicle models that Autoliv supplies which are critical. The Company's sales are split over several hundred contracts covering at least as many vehicle platforms or vehicle models which usually moderates the effect of changes in vehicle demand in individual countries and regions.

It is also the Company's strategy to reduce this risk by using a high number of temporary employees instead of permanent employees. During 2006, temporary workers in relation to total headcount varied between 12.6% and 15.0%. If, however, there were a dramatic reduction in the level of production of the vehicle models supplied by the Company, it would take considerable time to reduce the level of permanent employees and to reduce fixed production capacity.

Pricing Pressure
Pricing pressure from customers is an inherent part of the automotive components business. The extent of reductions varies from year to year, and takes the form of reductions in direct sales prices as well as in reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs. The Company also gives customers added value by developing new products.

The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs, and management does not generally attempt to do so. Instead, it monitors key measures such as costs in relation to margins and geographical employee mix. But generally speaking, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company.

Component Costs
Since the cost of direct materials is approximately 50% of sales, changes in these component costs could have a major impact on margins. Of these costs, approximately 39% (corresponding to 19% of sales) are comprised of raw materials and the remaining 61% are value added by the supply chain. Currently, approximately 38% of the raw material cost is based on steel prices, 32% on oil prices (i.e. nylon, polyester and engineering plastics); 8% on zinc, aluminum and other non-ferrous metals; and 14% on electronic components, such as circuit boards. Changes in raw material prices typically feed through in six to twelve months since the Company does not buy any raw materials but only manufactured components.

The Company's strategy is to offset price increases on cost of materials by taking several actions such as material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries.

Product Warranty and Recalls
The Company is exposed to product-liability and warranty claims in the event that our products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. There can be no assurance that the Company will not experience any material warranty or product-liability losses in the future or that the Company will not incur significant costs to defend such claims.

In addition, if any of the Company's products are or are alleged to be defective, the Company may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers.

As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims.

A recall claim or a product-liability claim brought against the Company in excess of the Company's available insurance may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented.

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

The Company's strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive "zero-defect" quality policy.

In addition, the Company carries product-liability and product-recall insurance with limits that management believes are sufficient to cover the risks. Such insurance may not always be available, however, in appropriate amounts.

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

To reduce environmental risk, the Company has implemented an environmental management system and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

However, environmental requirements are complex, change and have tended to become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future, or that the Company will at all times be in compliance with all such requirements and regulations, despite its intention to be.

STRATEGIC RISKS

Regulations
In addition to vehicle production, the Company's market is driven by the safety content per vehicle, which is affected by new regulations and new crash test programs, in addition to consumer demand for new safety technologies. This has enabled the Company to increase its sales above the 1.5% long-term growth rate of the Triad's light vehicle production.

The most important regulation is the federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S. is expected to introduce new regulations for side-impact protection by 2010 and China introduced a crash rating program in 2006. There are also plans on improved rollover protection, pedestrian protection and E-call systems in many countries that could affect the Company's market.

There can be no assurance, however, that changes in regulations could not adversely affect the demand for the Company's products or, at least, result in a slower increase in the demand for them.

Dependence on Customers
The five largest vehicle manufacturers account for 51% of global light vehicle production and the ten largest manufacturers for 74%. As a result of this market concentration, the Company is dependent on a relatively small number of customers with strong purchasing power. The Company's five largest customers account for 57% of revenues and the ten largest customers account for 86% of revenues. For a list of the largest customers, see Note 19.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform), the loss of all business of a major customer or a bankruptcy of a major customer could have a material adverse effect on the Company. The largest contract accounted for 5% of sales in 2006. This contract expires in 2012. In addition, a significant disruption in the industry, a significant decline in demand or pricing, or a dramatic change in technology could have a material adverse effect.

Dependence on Suppliers
Autoliv, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. In some cases, customers require that the suppliers are qualified and approved by them. Autoliv's supplier consolidation program saves costs but increases our dependence on the remaining suppliers. As a result, the Company is dependent, in several instances, on a single supplier for a specific component.

Consequently, there is a risk that disruptions in the supply chain could lead to the Company not being able to meet its delivery commitments and, as a consequence, to extra costs. This risk increases as suppliers are being squeezed between higher raw material prices and the continuous pricing pressure in the automotive industry.

The Company's strategy is to reduce this risk by maintaining multiple suppliers in all significant component areas, by standardization and by developing alternative suppliers around the world.

New Competition
The market for occupant restraint systems has undergone a significant consolidation during the past ten years and Autoliv has strengthened its position in this passive safety market. However, in the future, the best growth opportunities may be in safety electronics and active safety systems, which include and is likely to include other and often larger companies than Autoliv's traditional competitors.

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active and especially integrated safety.

Patents and Proprietary Technology
The Company's strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At present, the Company holds more than 3,800 patents covering a large number of innovations and product ideas. These patents expire on various dates during the period 2007 to 2026. The expiration of any single patent is not expected to have a material adverse effect on the Company's financial results.

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

The Board of Directors monitors compliance under the financial policy on an on-going basis. At December 31, 2006, the Company was compliant with its financial policy.

Currency Risks
1. Transaction Exposure
Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency.

The Company's gross transaction exposure is approximately $1.4 billion annually. Part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.1 billion per annum.

In the three largest net exposures forecasted for 2007, Autoliv will sell U.S. dollars against Mexican Peso for the equivalent of $203 million, Chinese Renminbi against Euros for $102 million and Euros against Swedish Krona for $85 million. Together these account for approximately 35% of the Company's net exposure.

Since the Company can only effectively hedge these flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, since the net exposure is limited to 18% of sales and is made up of 37 different currency pairs with exposures in excess of $1 million each, Autoliv does not hedge these flows.

2. Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company's most significant currency is the Euro. Close to 55% of the Company's sales are denominated in Euro or other European currencies, while approximately 25% of net sales are denominated in U.S. dollars.

The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies would have decreased reported U.S. dollar net annual sales in 2006 by approximately $35 million or by roughly 0.6%. The reported operating income for 2006 would also have declined by 0.6% or by approximately $3 million. The fact that both sales and operating income is impacted at the same rate (i.e. 0.6%) is due to the fact that most of the Company's production is local. Accordingly, most revenues and costs are matched in the same currencies.

The Company's policy is not to hedge this type of translation exposure.

3. Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country's local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company's income.

The Jobs Act distributions in 2005, also decreased this exposure significantly since non-U.S. dollar assets in 2006 have been better matched by non-dollar debt than in the past.

Interest Rate Risk
Interest rate risk refers to the risk that interest rate changes will affect the Company's borrowing costs.

Autoliv's policy is that an increase in floating interest rates of one percentage point should not increase the annual net interest expense by more than $5 million in the following year and not by more than $10 million in the second year.

The Company estimates, given its debt structure at the end of 2006, that a one percentage point interest rate increase would increase net interest expense in 2007 and 2008 by $4.9 million and $8.3 million, respectively.

The fixed rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The table below shows the maturity and composition of the Company's net borrowings.

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

In order to protect against this risk, the Company has a syndicated revolving credit facility with a group of banks, which backs its short-term commercial paper programs. The committed facility of $1.1 billion matures in November 2012.

The Company's policy is that total net debt (non-U.S. GAAP measure) shall be issued as or covered by long-term facilities with an average maturity of at least three years and with a target maturity of four years.

At December 31, 2006, net debt was $1,010 million and total available long-term facilities were $1,339 million with an average life of 5.2 years.

Net borrowings

December 31, 2006	% of total	% with fixed interest	% with floating interest	Maturity of fixed rate part

U.S. Dollars (USD)	40	0	100	n/a
Swedish Krona (SEK)	40	100	0	1 year
Euro (EUR)	10	5	95	9 years
Other	10	60	0	3 years
Total	100	55	45

Given this interest rate profile, a 1% change in interest rates on the Company's floating rate debt would change net interest expense by $4.9 million during the first year and by $8.3 million during the second year.

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

In order to further reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a risk amount of $75 million per bank.

Debt Limitation Policy
To manage the inherent risks and cyclicality in the Company's business, the Company maintains a relatively conservative financial leverage. At the same time, it is important to have a capital structure, which is optimal for shareholders.

The Company's policy is to always maintain a leverage ratio significantly below three and an interest coverage ratio significantly above 2.75. At the end of 2006, these ratios were 1.3 and 14.0, respectively. For details on leverage ratio and interest-coverage, refer to the tables below which reconcile these two non-U.S. GAAP measures to U.S. GAAP measures.

In addition, it is the objective of Autoliv to maintain a strong investment grade rating. Autoliv's current long-term credit rating from Standard and Poor's is A-, after being upgraded in 2005 from BBB+.
RECONCILIATION TO U.S. GAAP

Interest Coverage Ratio
Full Year 2006

Operating income	$520.0
Amortization of intangibles1)	15.5
Operating profit per the Policy	$535.1

Interest expense net 2)	$38.3

Interest coverage ratio	14.0

Leverage Ratio
December 31, 2006

Net debt 3)	$1,010.4
Pension liabilities	$93.8
Debt per the Policy	$1,104.2

Income before income taxes	$481.4
Plus: Interest expense net 2)	38.3
Depreciation and amortization of intangibles1)	302.6
EBITDA per the Policy	$822.3

Leverage Ratio	1.3

1) Including impairment write-offs, if any.
2) Interest expense net is interest expense less interest income.
3) Net debt is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.
Selected Data in Swedish Krona (SEK)
		Change		Change
	2006	2006/2005	2005	2005/2004	2004

Net sales (million)	45,647	(2%)	46,351	3%	45,219
Income before income taxes (million)	3,552	(1%)	3,600	1%	3,566
Net income (million)	2,968	36%	2,186	(9%)	2,402
Earnings per share	35.97	48%	24.35	(4%)	25.47

(Average exchange rates: $1 = SEK 7.38 for 2006; $1 = SEK 7.47 for 2005; $1 = SEK 7.36 for 2004)

"SAFE HARBOR STATEMENT"
Statements in this report that are not statements of historical facts may be forward-looking statements, which involve risks and uncertainties, including - but not limited to - higher raw material costs or other expenses; a major loss of customers; increased competitive pricing pressure on the Company's business; failure to develop or commercialize successfully new products or technologies; the outcome of pending and future litigation and changes in governmental procedures, laws or regulations, including environmental regulations; plant disruptions or shutdowns due to accidents, natural acts or governmental action; labor disputes; product liability and recall issues; and other difficulties in improving margin or financial performance.

In addition, the statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including currency exchange rate fluctuations and other factors.

Except for the Company's ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no obligations to update publicity and forwardlooking statements whether as a result of new information or future events. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Outlook for 2007
During 2007, light vehicle production is expected to be flat in the Triad (i.e., Europe, North America and Japan) and to decline by 4% in the important West European markets.

However, Autoliv expects to be able to offset this decline with an improved vehicle mix in Europe and North America, continued introductions of side-curtain airbags and by continued strong performance in emerging markets, primarily Asia.

Based on these assumptions, organic sales (non-U.S. GAAP measure, see page 24 in the Annual Report) for 2007 are expected to increase by at least 3%.

Thanks to higher sales and internal cost reductions, gross margin is expected to be maintained or improve slightly depending on the possibility to further reduce component costs without aggravating the already serious supplier problems. The trend towards higher R,D&E expense in relation to sales is likely to continue.

Two decisions in 2006 will also temporarily impact operating income. Firstly, start-up costs in Asia (primarily in China) are forecasted to increase by almost $25 million from the 2006 level. The start-up activities are necessary to pave the way for further cost reductions and expansions in lowcost countries. Secondly, the acquisition of the remaining shares in Autoliv-Mando will increase amortization in 2007 by $12 million (decreasing annually through 2010). Despite these $35-40 million in additional costs that are expected to have a negative margin effect of about 0.6 percentage points, operating margin is expected to exceed 8.0%.

Earnings per share is expected to be favorably impacted by already executed share repurchases in 2006 and by approximately 3 cents from the Autoliv-Mando acquisition. The effective tax rate is forecasted to amount to 33%, almost the same level as the underlying rate of 32% in 2006 excluding the effect of discrete tax items. Consequently, we expect the improvement to continue in the underlying earnings per share in 2007.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective.

The Company's independent auditors - Ernst & Young AB, an independent registered public accounting firm - have issued an audit report on our assessment of the Company's internal control over financial reporting, which is included herein (see page 55 in the Annual Report).

The certification required pursuant to Section 303A 12(a) of the New York Stock Exchange Listed Company Manual has been filed with the New York Stock Exchange.

The Company has also filed the CEO/CFO certifications required pursuant to Section 302 of the Sarbanes Oxley Act of 2002 as exhibit 31 to the form 10-K filed with the Securities and Exchange Commission.

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2006	2005	2004

Net sales	Note 19	$6,118.0	$6,204.9	$6,143.9
Cost of sales		(4,922.8)	(4,936.0)	(4,922.7)
Gross profit		1,265.2	1,268.0	1,221.2

Selling, general and administrative expenses		(325.5)	(331.0)	(307.4)
Research, development and engineering expenses		(397.6)	(385.8)	(368.4)
Amortization of intangibles	Note 9	(15.1)	(15.5)	(21.1)
Other income (expense), net		(7.0)	(23.0)	(11.2)
Operating income		520.0	512.7	513.1

Equity in earnings of affiliates		5.2	7.1	9.6
Interest income	Note 12	8.6	6.7	4.0
Interest expense	Note 12	(46.9)	(44.1)	(40.2)
Other financial items, net		(5.5)	(0.4)	(2.0)
Income before income taxes		481.4	482.0	484.5

Income taxes	Note 4	(58.9)	(173.2)	(149.0)
Minority interests in subsidiaries		(20.2)	(16.2)	(9.2)
Net income		$402.3	$292.6	$326.3

Earnings per common share
- basic		$4.90	$3.28	$3.49
- assuming dilution		$4.88	$3.26	$3.46
Weighted average number of shares (in millions)
- basic		82.1	89.1	93.6
- assuming dilution		82.5	89.7	94.2
Number of shares outstanding, net of treasury shares (in millions)		80.1	83.7	92.0
See Notes to Consolidated Financial Statements. Consolidated Balance Sheets
		At December 31
(Dollars and shares in millions)		2006	2005

Assets
Cash and cash equivalents		$168.1	$295.9
Receivables (net of allowances of $15.4 and $18.1)	Note 5	1,206.7	1,149.0
Inventories, net	Note 6	545.4	485.4
Income tax receivables	Note 4	60.0	11.0
Prepaid expenses		55.3	56.0
Other current assets		62.9	165.2
Total current assets		2,098.4	2,162.5

Property, plant and equipment, net	Note 8	1,160.4	1,080.7
Investments and other non-current assets	Note 7	175.7	142.9
Goodwill	Note 9	1,537.1	1,524.8
Intangible assets, net	Note 9	139.2	154.3
Total assets		$5,110.8	$5,065.2

Liabilities and shareholders' equity
Short-term debt	Note 12	$294.1	$508.4
Accounts payable		762.5	682.6
Accrued expenses	Note 10, 11	270.6	305.1
Other current liabilities		142.5	128.8
Income taxes	Note 4	61.9	139.4
Total current liabilities		1,531.6	1,764.3

Long-term debt	Note 12	887.7	757.1
Pension liability	Note 18	93.8	49.6
Other non-current liabilities		109.7	112.4
Total non-current liabilities		1,091.2	919.1
Minority interests in subsidiaries		85.1	65.7
Commitments and contingencies	Note 16,17
Common stock 1)		102.8	102.8
Additional paid-in capital		1,954.3	1,954.3
Retained earnings		1,161.4	900.9
Accumulated other comprehensive income		57.9	37.7
Treasury stock (22.7 and 19.1 shares)		(873.5)	(679.6)
Total shareholders' equity	Note 13	2,402.9	2,316.1

Total liabilities and shareholders' equity		$5,110.8	$5,065.2

1) Number of shares: 350 million authorized, 102.8 million issued for both years, and 80.1 and 83.7 million outstanding for 2006 and 2005, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Years ended December 31
(Dollars in millions)		2006	2005	2004

Operating activities
Net income		$402.3	$292.6	$326.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		302.6	308.9	298.3
Deferred income taxes and other		15.9	13.5	(2.8)
Undistributed earnings from affiliated companies		(4.4)	(7.1)	(9.6)

Changes in operating assets and liabilities
Receivables and other assets		(10.3)	18.2	1.4
Inventories		(31.5)	(21.3)	(19.5)
Accounts payable and accrued expenses		(35.1)	(98.3)	33.1
Income taxes		(79.7)	(27.6)	53.0
Net cash provided by operating activities		559.8	478.9	680.2

Investing activities
Expenditures for property, plant and equipment		(328.3)	(314.6)	(324.2)
Expenditures for intangible assets		(2.5)	(1.8)	-
Proceeds from sale of property, plant and equipment		35.9	5.9	11.5
Acquisition of businesses, net of cash acquired	Note 14	-	-	2.1
Investments in affiliated companies		8.5	8.0	7.7
Other		(2.0)	(0.1)	-
Net cash used in investing activities		(288.4)	(302.6)	(302.9)

Financing activities
Net increase (decrease) in short-term debt		(320.1)	(201.9)	33.2
Issuance of long-term debt		369.1	921.5	95.1
Repayments and other changes in long-term debt		(158.5)	(322.3)	(185.9)
Minority interest share of dividends paid		(2.8)	(4.8)	(3.9)
Dividends paid		(112.1)	(104.7)	(70.3)
Shares repurchased		(221.5)	(377.8)	(143.9)
Common stock incentives	Note 15	7.7	4.6	10.2
Other, net		-	(0.1)	4.8
Net cash used in financing activities		(438.2)	(85.5)	(260.7)

Effect of exchange rate changes on cash and cash equivalents		39.0	(24.1)	18.9
Increase (decrease) in cash and cash equivalents		(127.8)	66.7	135.5

Cash and cash equivalents at beginning of year		295.9	229.2	93.7
Cash and cash equivalents at end of year		$168.1	$295.9	$229.2
See Notes to Consolidated Financial Statements. Consolidated Statements of Shareholders' Equity

(Dollar and shares in millions)	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other com- prehensive income(loss)	Treasury stock	Total1) share- holders' equity

Balance at December 31, 2003	102.8	$102.8	$1,949.2	$457.0	$65.7	$(172.7)	$2,402.0

Comprehensive Income:
Net income				326.3			326.3
Net change in cash flow hedges					5.1		5.1
Foreign currency translation					106.6		106.6
Minimum pension liability					(2.9)		(2.9)
Total Comprehensive Income							435.1
Common stock incentives 2)			3.3			10.2	13.5
Cash dividends				(70.3)			(70.3)
Repurchased treasury shares						(143.9)	(143.9)
Balance at December 31, 2004	102.8	$102.8	$1,952.5	$713.0	$174.5	$(306.4)	$2,636.4

Comprehensive Income:
Net income				292.6			292.6
Net change in cash flow hedges					1.9		1.9
Foreign currency translation					(138.9)		(138.9)
Minimum pension liability					0.2		0.2
Total Comprehensive Income							155.8
Common stock incentives 2)			1.8			4.6	6.4
Cash dividends				(104.7)			(104.7)
Repurchased treasury shares						(377.8)	(377.8)
Balance at December 31, 2005	102.8	$102.8	$1,954.3	$900.9	$37.7	$(679.6)	$2,316.1
Comprehensive Income:
Net income				402.3			402.3
Net change in cash flow hedges					(1.2)		(1.2)
Foreign currency translation					41.6		41.6
Minimum pension liability					(1.5)		(1.5)
Total Comprehensive Income							441.2
Cumulative effect of the adoption of FAS-1583)					(18.7)		(18.7)
Common stock incentives 2)						27.6	27.6
Cash dividends declared				(141.8)			(141.8)
Repurchased treasury shares						(221.5)	(221.5)
Balance at December 31, 2006	102.8	$102.8	$1,954.3	$1,161.4	$57.9	$(873.5)	$2,402.9

1) See Note 13 for further details - includes tax effectcs where applicable.
2) See Notes 1 and 15 for further details - includes tax effects.
3) See Notes 1 and 18 for further details - includes tax effects.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)
1 Summary of Significant Accounting Policies

Nature of Operations
Autoliv is a global automotive safety supplier with sales to all the leading car manufacturers.

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly, exercises control, which generally means that the Company owns more than 50% of the voting rights. Consolidation is also required when the Company is subject to a majority of the risk of loss from or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities.

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

New Accounting Pronouncements
New accounting policies issued by the Financial Accounting Standards Board (FASB) which are effective on or after January 1, 2007, are the following:

FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, creates a single model to address uncertainty in tax positions prescribing a minimum threshold for their recognition. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 in the first quarter of 2007 and, in connection therewith, expects to release $15 to $20 million from the reserves for income taxes recorded at December 31, 2006. This adjustment will not impact 2007 earnings, as it will be recorded as an adjustment to retained earnings.

Statement No.157, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. FAS-157 was issued in September 2006 and is effective for fiscal years beginning after November 15, 2007. The Company has not yet evaluated the effects on earnings and financial position of the application of FAS-157.

Statement No.158 Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FAS-87, 88, 106, and 132 (R), was issued in September 2006. FAS-158 requires plan sponsors of defined benefit pension and other post-retirement benefit plans to recognize the funded status of these plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of fiscal year end, and provide additional disclosures. On December 31, 2006, Autoliv adopted the recognition and disclosure provisions of FAS-158 which has been reflected in the accompanying financial statements as of that date. The measurement provisions of FAS-158 which are effective for fiscal years ending after December 15, 2008 were also adopted on December 31, 2006. There was no effect on prior year financial statements (see Note 18).

Stock Based Compensation
Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSUs"). All options are granted for 10-year terms, have an exercise price equal to the fair market value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement. The source of the shares issued upon share option exercise or lapse of RSU service period is treasury shares. The Plan provides for the issuance of up to 5,085,055 common shares for awards under the Plan. At December 31, 2006, 3,324,788 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see Note 15.

Beginning January 1, 2006, compensation costs for all of the Company's stock-based compensation awards are determined based on the fair value method, using a modified prospective method as defined by FAS123(R). The Company records the compensation expense for RSUs and stock options over the service lives of the employees during the vesting period. The impact of the adoption of FAS-123 (R) was less than 0.1 percentage point in relation to sales.

As a result of adopting Statement 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006, are $4.0 million and $2.7 million lower, respectively, than if it had continued to account for share-based compensation under APB Opinion 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $0.03 and $0.03 lower, respectively, than if the company had continued to account for share-based compensation under APB Opinion 25.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The total compensation expense for RSUs granted in 2006, 2005 and 2004 was $4.8 million, $4.5 million and $3.5 million, respectively. The grant date fair value of the RSUs vested in January 2006, i.e. the RSUs granted in early 2003, was $2.4 million.

Had compensation cost for all of the Company's stock-based compensation awards been determined based on the fair value of such awards at the grant date, consistent with the methods of FAS-123 "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows:

	2005	2004
Net income as reported	$292.6	$326.3
Add: Compensation under intrinsic value method included in net income, net of tax	2.3	1.5
Deduct: Compensation under fair value method for all awards, net of tax	(6.2)	(4.5)
Net income pro-forma	$288.7	$323.3
Earnings per share:
As reported, basic	$3.28	$3.49
As reported, assuming dilution	$3.26	$3.46
Pro-forma, basic	$3.24	$3.46
Pro-forma, assuming dilution	$3.22	$3.43

The weighted average fair value of options granted during 2006, 2005 and 2004 was estimated at $13.83, $13.33 and $11.11, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2006	2005	2004
Risk-free interest rate	4.3%	3.7%	3.0%
Dividend yield	2.5%	2.2%	2.0%
Expected life in years	5.5	5	5
Expected volatility	31.0%	33.0%	33.0%
The total compensation cost related to nonvested awards not yet recognized is $4.7 million for RSUs and the weighted average period over which this cost is expected to be recognized is close to two years. There is no significant not yet recognized compensation cost for stock options.

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

Pension Obligations
The obligations for pensions are recognized and measured under FAS-158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (see Note 18) beginning December 31, 2006. Prior to that, the obligations for pensions were recognized and measured under FAS-87 Employers' Accounting for Pensions.

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

Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets' estimated useful lives. Depreciation on capital leases is recognized in the income statement over the assets' expected life or the lease contract terms whichever is less. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets
Goodwill represents the excess of acquisition cost over the fair value of net assets of businesses acquired. Goodwill is not amortized, but subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 5 to 25 years.

Impairment of Goodwill and Long-lived Assets
The Company evaluates the carrying value of goodwill and long-lived assets for potential impairment when indications of impairment appear, and in addition for goodwill, at least annually. Impairment testing is primarily done using the cash flow method, using discounted cash flows for goodwill and undiscounted cash flows for long-lived assets other than goodwill. The Company discounts projected operating cash flows using its weighted average cost of capital. The impairment testing of goodwill is based on three different product groups: 1) Airbags and Seatbelts, 2) Electronics and 3) Seat Sub-Systems.

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

Financial Instruments
The Company uses derivative financial instruments, "derivatives", as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company's overall financial policy. The derivatives outstanding at year-end are either interest rate swaps, cross-currency interest rate swaps or foreign exchange swaps.

All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond 2010. For further details on the Company's debt, see Note 12.

The derivatives are designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria under FAS-133 as amended by FAS-138. However, in certain cases the hedges do not qualify for hedge accounting, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates. The mark-to-market value of the latter category of derivatives was $0.1 million and was recorded as an increase of Interest expense at December 31, 2006.

The fair value of the Company's derivatives are estimated based on dealer quotes or on pricing models using current assumptions.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is not recognized in the income statement for the period but recorded in equity as a component of Other Comprehensive Income, (OCI). There were no material reclassifications from OCI to the income statement in 2006 and likewise, no material reclassifications are expected in 2007. Any ineffectiveness has been immaterial. If the hedge accounting criteria under FAS-133 are not met, the changes in the fair values of the hedges are recognized in the income statement at each balance sheet date.

The fair value of the debt-related derivatives are reported in "Other current assets", "Investments and other non-current assets", "Other current liabilities" and "Other non-current liabilities" depending on whether they have a positive or a negative value and depending on their maturity.

Receivables
The Company has guidelines for calculating provisions for bad debts. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the age of the receivables, the Company's prior experience of the debtor, the experience of other enterprises in the same industry, the debtor's ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the reserves.

The Company has sold receivables relating to selected customers to various external financial institutions without recourse. The discount cost is recognized in "Other financial items, net".

Receivables and Liabilities in Non-functional Currencies
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Transaction gains/(losses), net reflected in income amounted to $(14.7) million in 2006, $(2.0) million in 2005 and $(8.2) million in 2004.

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

As of December, 2006, Autoliv has acquired the remaining 9% of the shares in Autoliv Philippines Inc. and made it a wholly owned subsidiary.

As of June, 2006, Autoliv has acquired another 20% of the shares in Nanjing Honggouang-Autoliv Safety Systems Co., Ltd, a consolidated entity, and thereby increased its interest to 70%.

There were no acquisitions in 2005.

As of December 31, 2004, the Chinese airbag company Autoliv (Shanghai) Vehicle Safety Systems is fully consolidated, since Autoliv completed an agreement to purchase the outstanding 40% shareholding and make it a wholly owned subsidiary. This subsidiary had external sales in 2004 of nearly $27 million.

As of October 1, 2004, Autoliv started to consolidate its seatbelt joint venture in Nanjing, China. Autoliv's interest remains 50%, but through an amendment to the Shareholders Agreement Autoliv gained majority control of the Board of Directors and the relevant business operation matters, including the daily operation of the joint venture. This subsidiary had external sales in 2004 of nearly $30 million.

As of April 1, 2004, Autoliv started to consolidate its joint venture in Taiwan with business in both seatbelts and airbags. Autoliv's interest remains 59%, but through an amendment to the Shareholders Agreement Autoliv gained majority control of the Board of Directors and the relevant business operation matters, including the daily operation of the joint venture. This subsidiary had external sales in 2004 of $17 million.

The acquisitions have been accounted for using the purchase method of accounting and the results of operations of the entities have been consolidated since the date control was achieved. Investments in which the Company previously exercised significant influence, but did not control prior to these acquisitions, were accounted for using the equity method.

The purchase price of the acquisitions amounted to $3 million in 2006 and $15 million in 2004. No goodwill arose in connection with the 2006 or 2004 acquisitions. There were no acquisistions in 2005.

There is no goodwill that is expected to be deductible for tax purposes arising from these acquisitions.

3 Fair Values of Financial Instruments

The following methods have been used to establish the fair value of financial instruments.

The carrying amounts reported in the balance sheet for long-term debt and other non-current financial assets and liabilities, including their respective short-term portion, represent their fair values if they are the hedged item in a fair value hedge or a derivative.

For hedged liabilities in cash flow hedges and liabilities without hedge accounting, the fair value falls below the carrying value by $1.8 million at December 31, 2006, which mostly relates to the short-term portion of long-term debt.

The method for establishing the fair value of the debt is based on dealer quotes or on pricing models using current assumptions. The fair value of these debt instruments and related swaps are summarized in Note 12.

4 Income Taxes

Income before income taxes	2006	2005	2004

U.S.	$115.3	$33.7	$0.1
Non-U.S.	366.1	448.3	484.4
Total	$481.4	$482.0	$484.5

Provision for income taxes	2006	2005	2004

Current
U.S. federal	$(19.9)	$23.0	$21.9
Non-U.S.	94.8	146.9	151.7
U.S. state and local	5.1	11.7	(3.0)
Deferred
U.S. federal	(14.0)	8.2	(5.1)
Non-U.S.	(8.1)	(15.8)	(10.7)
U.S. state and local	1.0	(0.8)	(5.8)
Total income taxes	$58.9	$173.2	$149.0

Effective income tax rate	2006	2005	2004

U.S. federal income tax rate	35.0%	35.0%	35.0%
Jobs Creation Act	(2.4)	3.5	-
Net operating loss carry-forwards	(1.3)	(0.6)	(1.2)
Non-utilized operating losses	2.1	0.2	0.1
Foreign tax rate variances	(3.7)	(2.2)	(1.4)
State taxes, net of federal benefit	0.8	1.5	(1.2)
Earnings of equity investments	(0.4)	(0.5)	(0.7)
Export sales incentives	(0.6)	(0.6)	(0.7)
Tax credits	(3.9)	(2.6)	(2.2)
Changes in tax reserves	(11.6)	1.2	1.3
Accrual to return adjustments	(3.6)	(2.3)	0.6
Other, net	1.8	3.3	1.2
Effective income tax rate	12.2%	35.9%	30.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2006, the Company had net operating loss carry-forwards ("NOL's") of approximately $81 million, of which approximately $38 million have no expiration date. The remaining losses expire on various dates through 2019.

The Company also has approximately $13 million of U.S. Foreign Tax Credit carryforwards, which expire on various dates through 2016. Valuation allowances have been established which partially offset the related deferred assets. The Company provides valuation allowances against potential future tax benefits when, in the opinion of management, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability.

The Company benefits from "tax holidays" in certain of its subsidiaries, principally in China and Korea. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the first year of profitability of an eligible company. These tax holidays have resulted in income tax savings of approximately $11 million ($0.13 per share) in 2006, $6 million ($0.07 per share) in 2005 and $4 million ($0.04 per share) in 2004. These special holiday rates are expected to be available for several years, but have begun to be phased out at some subsidiaries in 2006.

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. The accrual for these reserves was $49.5 million at December 31, 2006 and $110.6 million at December 31, 2005. The decrease in the tax reserves was the result of settlements of tax audits, the close of tax years and foreign exchange rate movements. On September 18, 2006, following the completion of a U.S. Internal Revenue Service ("IRS") examination, the statute of limitations covering the U.S. federal income tax returns of Autoliv, Inc. and its U.S. subsidiaries for all years through December 31, 2002 closed. The completion of the IRS examination and the corresponding closing of the statute of limitations covered the six tax years since the formation of the Autoliv, Inc. U.S. tax group in 1997. As a result, the Company recognized a non-cash income tax benefit in its third quarter 2006 consolidated financial statements of approximately $57 million resulting from the release of certain income tax reserves. Another $12 million was released from tax reserves at the end of the year as a result of the closing of the statute of limitations at certain non-U.S. companies. The decreases in the reserves were partially offset by increases due to revisions to the best reasonable estimate of other tax exposure liabilities and interest accrued. These reserves represent the Company's best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the Company's financial statements.

The Company expects the completion of certain tax audits in the near term. Since reserves for income tax exposures are provided on the basis that all issues in all open years will be examined by tax authorities, the Company believes that it is reasonably possible that significant amounts of reserves could be released into income in some future period or periods.

Deferred taxes

December 31	2006	2005

Assets
Provisions	$61.1	$52.6
Costs capitalized for tax	1.3	3.0
Property, plant and equipment	27.6	15.3
Pensions	40.5	27.1
Tax receivables, principally NOL's	39.3	37.3
Other	3.0	3.2
Deferred tax assets before allowances	$172.8	$138.5
Valuation allowances	(25.4)	(23.8)
Total	$147.4	$114.7

Liabilities
Acquired intagibles	$(40.1)	$(42.5)
Statutory tax allowances	(3.0)	(3.4)
Insurance deposit	(8.3)	(7.3)
Distribution taxes	(7.6)	(7.0)
Other	0.0	(0.9)
Total	$(59.0)	$(61.1)
Net deferred tax asset	$88.4	$53.6

Valuation allowances against tax receivables
December 31	2006	2005	2004

Allowances at beginning of year	$23.8	$14.8	$23.2
Benefits reserved current year	12.3	5.2	0.6
Benefits recognized current year	(14.2)	(2.8)	(7.4)
Write-offs and other changes	0.8	6.9	(2.5)
Translation difference	2.7	(0.3)	0.9
Allowances at end of year	$25.4	$23.8	$14.8

U.S. federal income taxes have not been provided on approximately $1.8 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes upon distribution to intermediate holding companies. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $1.8 billion of earnings were to be distributed to the U.S.

The American Jobs Creation Act of 2004 (the "Jobs Act" or the "Act"), enacted in October 2004, provided for an 85% dividend received deduction on certain non-U.S. earnings repatriated during 2004 or 2005. During 2005, the Company made distributions under the Jobs Act of $855 million of which $802 million qualified under the Act.

5 Receivables

December 31	2006	2005	2004

Receivables	$1,222.1	$1,167.1	$1,302.1
Allowance at
beginning of year	(18.1)	(13.3)	(11.3)
Reversal of allowance	4.4	4.0	4.5
Addition to allowance	(7.3)	(18.1)	(18.1)
Write-off against allowance	6.8	8.3	12.2
Translation difference	(1.2)	1.0	(0.6)
Allowance at end of year	(15.4)	(18.1)	(13.3)
Total receivables
net of allowance	$1,206.7	$1,149.0	$1,288.8

Autoliv has several agreements that allow it to sell accounts receivable from selected customers at a discount to various financial institutions without any recourse. Receivable sales have the effect of increasing cash and reducing accounts receivable and days sales outstanding. Discount costs were recorded in Other financial items, net and amounted to $2 million for 2006. At December 31, 2006, $98 million of sold receivables remained outstanding under these agreements.

6 Inventories

December 31	2006	2005	2004

Raw material	$220.7	$186.4	$209.8
Finished products	128.0	124.8	127.6
Work in progress	245.4	217.0	210.6
Inventories	$594.1	$528.2	$548.0

Inventory reserve at
beginning of year	(42.8)	(38.8)	(32.1)
Reversal of reserve	5.6	3.9	3.6
Addition to reserve	(16.8)	(18.1)	(18.2)
Write-off against reserve	7.7	7.3	9.9
Translation difference	(2.4)	2.9	(2.0)
Inventory reserve at end of year	(48.7)	(42.8)	(38.8)
Total inventories
net of reserve	$545.4	$485.4	$509.2

7 Investments and Other Non-current Assets

As of December 31, 2006 and 2005, the Company has invested in six and seven, respectively, affiliated companies which it does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method. The Company is applying deposit accounting for an insurance arrangement. For additional information on derivatives see Note 12.

December 31	2006	2005

Total investments in affiliated companies	$27.4	$32.9
Deferred income tax receivables	100.9	66.3
Derivative receivables	5.2	4.6
Long-term interest bearing deposit (insurance arrangement)	23.8	22.0
Other non-current assets	18.4	17.1
Investments and other non-current assets	$175.7	$142.9
8 Property, Plant and Equipment
December 31	2006	2005	Estimated life

Land and land improvements	$84.8	$80.7	n/a to 15
Machinery and equipment	2,273.4	1,990.4	3-8
Buildings	590.5	564.6	20-40
Construction in progress	135.0	107.0	n/a
Property, plant and equipment	3,083.7	2,742.7
Less accumulated depreciation	(1,923.3)	(1,662.0)
Net of depreciation	$1,160.4	$1,080.7

Depreciation included in	2006	2005	2004

Cost of sales	$246.8	$253.3	$239.0
Selling, general and administrative expenses	14.5	13.6	13.6
Research, development and engineering expenses	22.4	26.5	24.6
Total	$283.7	$293.4	$277.2

No significant impairments were recognized during 2006, 2005 or 2004.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2006 and 2005, amounted to $2.3 and $0.7 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2006 and 2005, amounted to $5.2 and $5.8 million, respectively.

9 Goodwill and Intangible Assets

Unamortized intangibles	2006	2005

Goodwill
Carrying amount at beginning of year	$1,524.8	$1,552.0
Goodwill reclassified/aquired during year	-	(10.6)
Translation differences	12.3	(16.6)
Carrying amount at end of year	$1,537.1	$1,524.8

Amortized intangibles	2006	2005

Gross carrying amount	$322.7	$317.1
Accumulated amortization	(183.5)	(162.8)
Carrying value	$139.2	$154.3

No significant impairments were recognized during 2006, 2005 or 2004.

At December 31, 2006, goodwill assets include $1,208 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

The aggregate amortization expense, including acquisitions subsequent to year end, on intangible assets was $18.9 million in 2006 whereof $3.8 million is reported as depreciation in R&D, $15.5 million in 2005 and $21.1 million in 2004. The estimated amortization expense is as follows (in millions): 2007: $27.1; 2008: $19.6; 2009: $17.1; 2010: $11.9; and 2011 $8.1.

10 Restructuring and Other Liabilities

Restructuring items
Restructuring provisions are made for continuous plant consolidation in mainly Europe, U.S. and Australia and primarily include severance costs. The liability amounts below include provisions for contractual, warranty and liability issues related to ongoing litigation.

The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2003 to December 31, 2006.

2004
In 2004, employee related restructuring provisions of $2.8 million were made for severance costs related to plant consolidation in Europe. The provision has been charged against "Other income (expense), net" in the income statement during 2004. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2003 to December 31, 2004.

	December 31	Cash	Change in	Translation	December 31
	2003	payments	reserve	difference	2004

Restructuring - employee related	$6.1	$(6.7)	$4.9	$0.4	$4.7
Liability	19.4	-	(3.6)	0.4	16.2
Total reserve	$25.5	$(6.7)	$1.3	$0.8	$20.9

2005
In 2005, employee-related restructuring provisions of $19.6 million were made for severance costs related to plant consolidation, primarily in the United Kingdom, Australia and France. The provision has been charged against "Other income (expense), net" in the income statement. The change in liability during 2005 is mainly related to a resolution of a legal dispute. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2004 to December 31, 2005.

	December 31	Cash	Change in	Translation	December 31
	2004	payments	reserve	difference	2005

Restructuring - employee related	$4.7	$(15.7)	$19.6	$(0.8)	$7.8
Liability	16.2	-	(6.0)	(0.7)	9.5
Total reserve	$20.9	$(15.7)	$13.6	$(1.5)	$17.3

2006
In 2006, the employee-related restructuring provisions mainly relate to headcount reductions in high-cost countries. The cash payments mainly relate to Europe and Australia for plant consolidation initiated in 2006 as well as in 2005. The change in liability during 2006 includes a resolution of a legal dispute resulting in cash payments. The changes in the reserves have been charged against "Other income (expense), net" in the income statement. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2005 to December 31, 2006.

	December 31	Cash	Change in	Translation	December 31
	2005	payments	reserve	difference	2006

Restructuring - employee related	$7.8	$(15.2)	$13.2	$0.6	$6.4
Liability	9.5	(4.5)	(5.3)	0.3	-
Total reserve	$17.3	$(19.7)	$7.9	$0.9	$6.4

As part of the restructuring activities 96, 461 and 217 employees remained covered by the reserves at December 31, 2004, 2005 and 2006, respectively. As part of restructuring in Europe 100 employees covered by the restructuring reserves left the company in 2004. The corresponding number of employees who left in 2005 and 2006 were 689 and 938, respectively.

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

The Company records liabilities for product-related risks when probable claims are identified and it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

Cash payments have been made for recall and warranty related issues in connection with a variety of different products and customers. The significant payments in 2006 and 2005 were made in connection with ongoing recalls for the replacement of defective products. The significant payments in 2004 were made in connection with ongoing recalls for the replacement of defective products and a warranty-related issue with a customer.

The table below summarizes the change in the balance sheet position of the product-related liabilities from January 1, 2004, to December 31, 2004, to December 31, 2005, and to December 31, 2006.

December 31	2006	2005	2004

Reserve at beginning of the year	$33.3	$62.5	$52.0
Change in reserve	7.3	12.3	33.2
Cash payments	(20.2)	(36.7)	(27.3)
Translation difference	2.4	(4.8)	4.6
Reserve at end of the year	$22.8	$33.3	$62.5

12 Debt and Credit Agreements

As part of its debt management, the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. The fair market value adjustments associated with these debt related derivatives (DRD) are reported in Other current assets, Investments and other non-current assets, Other current liabilities and Other non-current liabilities, depending on whether they have a positive or negative value and depending on their maturity.

Average net debt and interest net	2006	2005	2004

Interest, net	$38.3	$37.4	$36.2
Average interest on net debt	4.1%	5.1%	5.1%

In the following, short-term debt and long-term debt are discussed including DRD, i.e. debt including fair market value adjustments from hedges, but in the Debt Profile table it is also shown excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

Short-term debt
Of short-term debt, $183 million represents the short-term portion of long-term loans. These are primarily Swedish medium term notes which matures in 2007.

The Company also has credit facilities with a number of banks that manage the subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2006, excluding commercial paper facilities as described below, amounted to $285 million, of which $112 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2006, was $173 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2006 and 2005, was 3.6% and 5.5%, respectively. The interest rate decrease comes from the Jobs Act distributions which resulted in Swedish Krona (SEK) financing at lower rates than the previous financing in U.S. dollars.

Long-Term Debt
The Company has two commercial paper programs: one SEK 7 billion (approximately 1 billion USD) Swedish program, which at December 31, 2006, had notes of SEK 1,664 million outstanding ($242 million equivalent) at a weighted average interest rate including DRD of 4.0%, and one $1,000 million U.S. program, which at December 31, 2006 had notes of $400 million outstanding at a weighted average interest rate of 5.4%. All of the notes outstanding, in total $642 million, are classified as long-term debt because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the revolving credit facility (RCF), which is available until 2012.

In 2005, the Company refinanced its RCF. The current RCF of $1,100 million has a significantly reduced loan margin and was syndicated among 15 banks and matures in November 2012. The commitment supports the Company's commercial paper borrowings as well as being available for general corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company is not subject to any financial covenants in order to have the facility available. The Company pays a commitment fee of 0.05% during the first five years and of 0.06% during year six and seven on the unused amount of the RCF given the current rating of A- from Standard & Poor's. Borrowings are prepayable at any time and are due at expiration. The RCF was unutilized at December 31, 2006.

Under the Swedish medium-term note program of SEK 4 billion (approximately $582 million), SEK fixed and floating rate notes and Euro floating rate notes are outstanding. Some of the Euro notes are swapped into fixed rate Japanese Yen. The notes have up to four years remaining maturity and bear interest rates currently up to 4.2%. In total $219 million of notes, with a remaining maturity of more than one year, were outstanding at year end. The remaining other long-term debt, $22 million, consisted primarily of fixed rate loans and capital leasing.

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

The next table shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. The third table on the next page shows the fair value of derivatives excluding related debt and will therefore not reconcile with the fair value of debt table. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1.

DEBT PROFILE

Principal (notional) amount by expected maturity Weighted average interest rate	2007	2008	2009	2010	2011	There- after	Total long-term	Total

Overdraft/Other short-term debt (Weighted average interest rate 4.6%)	$111.9	-	-	-	-	-	-	$111.9
Commercial paper (Weighted average interest rate 4.6%)1)	-	-	-	-	-	$642.2	$642.2	642.2
Medium-term notes (incl. DRD2)) (Weighted average interest rate 3.1%)	181.7	$181.8	$13.4	$24.2	-	-	219.4	401.1
Other long-term loans, incl. current portion3) (Primarily fixed rates)	1.7	18.0	0.8	0.8	$0.7	1.3	21.6	23.3
Total debt as cash flow (incl. DRD)2)	295.3	199.8	14.2	25.0	0.7	643.5	883.2	1,178.5
DRD adjustment	(1.2)	-	2.3	2.2	-	-	4.5	3.3
Total debt as reported	$294.1	$199.8	$16.5	$27.2	$0.7	$643.5	$887.7	$1,181.8

1) Interest rates will change as rollovers occur prior to final maturity. 2) Debt Related Derivatives (DRD), i.e., the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.
3) Primarily denominated in Japanese Yen and Euro.

Fair value of debt, December 31

	2006	2006	2005	2005
Long-term debt	Carrying value1)	Fair value	Carrying value1)	Fair value

Commercial paper (reclassified)	$642.2	$642.2	$147.5	$147.5
RCF	-	-	515.9	515.9
Medium-term notes	223.9	223.1	69.3	69.3
Other long-term debt	21.6	21.6	24.4	24.4
Total	$887.7	$886.9	$757.1	$757.1

Short-term debt

Overdrafts and other short-term debt	$110.7	$110.7	$124.5	$124.5
Short-term portion of long-term debt	183.4	182.4	383.9	388.1
Total	$294.1	$293.1	$508.4	$512.6
1) Debt as reported in balance sheet. Fair value of derivatives, December 31

	2006	2006	2005	2005
In relation to Eurobond	Total nominal	Fair value	Total nominal	Fair value

Interest rate and cross currency interest rate swaps:
Cash flow treatment	-	-	$390.4	$86.1
Fair value treatment	-	-	20.0	7.1
Total	-	-	$410.4	$93.2

In relation to Medium-term notes

Interest rate and cross currency interest rate swaps:
Cash flow treatment	$77.8	$4.9	$26.2	$0.7
Fair value treatment	-	-	25.1	0.7
Without hedge accounting	-	-	44.5	1.4
Total	$77.8	$4.9	$95.8	$2.8

In relation to Commercial paper

Without hedge accounting	-	-	$50.0	$2.5
Total	-	-	$50.0	$2.5
13 Shareholders' Equity

Dividends	2006	2005	2004

Cash dividend paid per share	$1.36	$1.17	$0.75

Other comprehensive Income/Ending Balance	2006	2005	2004

Cumulative translation adjustments	$85.2	$43.6	$182.5
Net income/loss of cash flow hedge derivatives	0.3	1.5	(0.4)
Net loss of minimum pension liability	(27.6)	(7.4)	(7.6)
Total (ending balance)	$57.9	$37.7	$174.5
Deferred taxes on cash flow hedge derivatives	($0.1)	$(1.0)	$0.1
Deferred taxes on the pension liability	$13.1	$3.5	$3.4

The components of other comprehensive income are net of any related income tax effects.

At December 31, 2006, the Company adopted the new FAS-158. The equity impact of this retirement benefits recognition requirement was a charge to Accumulated other comprehensive income of $18.7 million, net of tax. The pension liability amounts for 2005 and 2004 refers to the additional minimum liability under FAS-87.

During 2006, the Company began to accrue for dividends when declared by the Board of Directors. The effect of this change, which is recognized in "Other current liabilities", is not significant to the Company's financial position for any year presented.

Share Repurchase Program
Since October 21, 2002, Autoliv has reactivated its stock-repurchase program under an existing authorization from May 2000, which authorized management to repurchase up to 10 million Autoliv shares. The Board of Directors approved an expansion of the Company's stock repurchase program and authorized the repurchase of an additional 10 million shares in Autoliv, Inc on April 29, 2003 and an additional 10 million shares on December 15, 2005.

Shares	2006	2005	2004

Shares repurchased (shares in millions)	4.0	8.4	3.4
Cash paid for shares	$221.5	$377.8	$143.9

In total, Autoliv has repurchased 24.0 million shares since May 2000 for cash of $919.7 million, including commissions. Of the total amount of repurchased shares, approximately 1.3 million shares have been utilized in the stock incentive plans whereof 0.3 million were utilized during 2006.

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

Initially, the rights will be attached to all Common Stock Certificates representing shares then outstanding and, upon the occurrence of certain events, the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.

Autoliv may redeem the rights in whole at a price of one cent per right. The rights are exercisable if a person acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer in order to acquire such ownership. The rights will not be exercisable if a tender or exchange offer for all outstanding shares of the Company is deemed by a majority of the Board of Directors not affiliated with the acquirer to be in the interest of Autoliv and its shareholders. The Company will generally be entitled to redeem the rights at one cent per right at any time until 10 business days following a public announcement that a 15% or greater position has been acquired.

The rights will expire in December 2007.

14 Supplemental Cash Flow Information
The Company's acquisitions of businesses, net of cash acquired were as follows:

	2006	2005	2004

Acquisitions/Divestitures: Fair value of assets acquired excluding cash	-	-	$20.1
Liabilities assumed	-	-	(22.2)
Acquisition of businesses, net of cash acquired	-	-	$2.1

Payments for interest and income taxes were as follows:

	2006	2005	2004

Interest	$54	$48	$41
Income taxes	$201	$206	$79

15 Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSUs"). All options are granted for 10 year terms, have an exercise price equal to the fair market value of the share at the date of the grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement. The Plan provides for the issuance of up to 5,085,055 common shares for awards under the Plan. For the impact on the earnings of these rewards, see Note 1.

Information on the number of RSUs and stock options related to the Plan during the period 2004 to 2006 is as follows:

RSUs	2006	2005	2004

Outstanding at beginning of year	298,265	211,785	126,713
Granted	97,117	98,551	98,376
Shares issued	(112,347)	(810)	(3,834)
Cancelled	(3,305)	(11,261)	(9,470)
Outstanding at end of year	279,730	298,265	211,785

Stock options	Number of shares	Weighted average exercise price

Outstanding at Dec. 31, 2003	1,177,631	20.13
Granted	290,368	40.26
Exercised	(492,551)	20.31
Cancelled	(16,631)	32.97
Outstanding at Dec. 31, 2004	958,817	$25.91
Granted	295,661	47.46
Exercised	(196,895)	23.27
Cancelled	(17,990)	30.65
Outstanding at Dec. 31, 2005	1,039,593	$32.45
Granted	291,350	49.60
Exercised	(238,440)	32.30
Cancelled	(10,519)	33.57
Outstanding at Dec. 31, 2006	1,081,984	$37.10

Options exercisable

At December 31, 2004	677,918	$19.96
At December 31, 2005	747,245	$26.58
At December 31, 2006	792,259	$32.52

The following summarizes information about stock options outstanding on December 31, 2006:

Range of exercise prices	Number outstanding	Remaining contract life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$16.99 - $19.96	239,725	4.75	$18.58	239,725	$18.58
$21.36 - $29.37	135,244	5.92	21.57	135,244	21.57
$31.07 - $38.25	8,800	1.56	33.97	8,800	33.97
$40.26 - $49.60	698,215	8.16	46.50	408,490	44.30
	1,081,984	7.07	$37.10	792,259	$32.52

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

In December 2003, a United States Federal District Court awarded a supplier of Autoliv ASP, Inc. approximately $27 million plus pre-judgment interest of $7 million in connection with a commercial dispute that relates to purchase commitments. Autoliv appealed the verdict and the supplier cross-appealed in regard to the calculation of the amount of pre-judgment interest. The United States Court of Appeals for the Federal Circuit on August 7, 2006 affirmed the judgment of the district court on certain appeal issues, vacated the district court's decision on certain other appeal issues and remanded the case for the district court to reconsider, and finally adjusted the district court's calculations of pre-judgment interest. On November 29, 2006, the United States Federal District Court amended the judgment on pre-judgment interest and denied Autoliv's motion for vacatur. Autoliv has appealed the decision. While legal proceedings are subject to inherent uncertainty, Autoliv believes that it has meritorious grounds for appeal, which would result in a new trial, and that it is possible that the judgment could be eliminated or substantially altered. Consequently, in the opinion of the Company's management, it is not possible to determine the final outcome of this litigation at this time. It cannot be assured that the final outcome of this litigation will not result in a loss that will have to be recorded by the Company.

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

17 Lease Commitments

Operating Lease
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2027. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $24.3 million for 2006, $24.7 million for 2005 and $21.4 million for 2004.

At December 31, 2006, future minimum lease payments for non-cancelable operating leases total $79.9 million and are payable as follows (in millions): 2007: $18.7; 2008: $15.6; 2009: $13.4; 2010: $8.5; 2011: $6.1; 2012 and thereafter: $17.6.

Capital Lease
The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2015. At December 31, 2006, future minimum lease payments for non-cancelable capital leases total $6.1 million and are payable as follows (in millions): 2007: $1.5; 2008: $1.2; 2009: $1.1; 2010: $0.6; 2011: $0.5; 2012 and thereafter: $1.2.

18 Retirement Plans

Defined Contribution Plans
Many of the Company's employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the year ended December 31, 2006, 2005 and 2004 were $2.7 million, $3.1 million and $2.8 million respectively. Contributions to defined contribution plans for the years ended December 31, 2006, 2005, and 2004 were $15.2 million, $16.1 million and $15.4 million, respectively.

Defined Benefit Plans
On December 31, 2006, the Company adopted the recognition, disclosure and measurement provisions of FAS-158 which requires the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the Company's defined benefit pension and other post retirement benefit plans to be recognized in the December 31, 2006 statement of financial position, with a corresponding adjustment to Accumulated other comprehensive income, net of tax. The adjustment to Accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, prior service costs, and transition obligation remaining from the measurement and recognition provisions of FAS-87 which required these items to be netted against the plan's funded status. These amounts will then be subsequently recognized as net periodic pension costs consistent with the Company's policy for amortizing such amounts. Actuarial gains and losses arising in subsequent periods not recognized as net periodic pension costs will be recognized as a component of other comprehensive income and then taken in as a component of net periodic pension expense on the same basis as similar amounts reflected at adoption.

The impact of adopting the provisions of FAS-158 at December 31, 2006 is disclosed in the following table. The adoption of FAS-158 had no effect on the Company's consolidated statement of income for 2006 or any prior period presented and will not affect the income statement in future periods. The effect of recognizing the additional liability for 2006 is included in the "Adjustments" column. The column "Before application" illustrates how the pension obligations as of year end 2006 would have been reported before applying FAS-158.

Components of net periodic benefit cost associated with the defined benefit retirement plans
	U.S.			Non-U.S.
	2006	2005	2004	2006	2005	2004

Service cost	$6.7	$9.9	$10.7	$8.9	$9.0	$7.0
Interest cost	7.9	7.6	6.9	4.3	4.1	3.3
Expected return on plan assets	(8.4)	(6.8)	(6.0)	(2.4)	(2.2)	(1.5)
Amortization of prior service costs	0.1	0.5	0.4	0.4	0.1	0.4
Amortization of actuarial loss	1.4	0.4	0.4	1.2	0.9	0.4
Other	-	-	-	0.1	-	-
Net periodic benefit cost	$7.7	$11.6	$12.4	$12.5	$11.9	$9.6
Increase/(decrease) in minimum liability included in other comprehensive income	n/a	-	-	n/a	$(0.1)	$4.4

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., Australia, Canada, Germany, France, Japan, Mexico, Sweden, South Korea, Thailand, Turkey and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants. The main plan is the U.S. plan for which the benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. The Company has frozen participation in the Autoliv ASP, Inc. Pension Plan to include only those employees hired as of December 31, 2003. The Company's non-U.S. defined benefit plan with the main obligations is the U.K. plan. The Company has frozen participation in the U.K. defined benefit plan for all employees hired after April 30, 2003. The U.K. benefits are based on an average of the employee's earnings in the last three years preceding retirement and on credited service. Members in the U.K. plan contribute to the plan at the rate of 9% of pensionable salaries. The curtailment amount presented among the changes in the projected benefit obligation during 2005 below, relates to a U.K. plant closure.

The new minimum funding requirements of the U.S. Pension Protection Act of 2006 are not expected to have a significant impact on Autoliv, mainly since Autoliv adopted a new funding policy in 2005 for the U. S. plans. Autoliv has furthermore, in consultation with the relevant plan fiduciaries, revised its approach to investing global pension assets. From 2006 onwards, the level of equity exposure will be reduced. This move takes into account the increasing maturity of the UK pension plan and will reduce volatility in both balance sheet and income statement figures for pensions going forward.

The measurement dates for the plans used to determine benefit measurements are between September 30 and December 31 for the years 2006, 2005 and 2004.

The estimated net loss and prior service cost for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.4 and $0.1 million, respectively. Net periodic benefit cost associated with these U.S. plans was $7.7 million in 2006 and is expected to be around $6.7 million in 2007. The estimated net loss and prior service cost for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $1.3 and $0.1 million respectively. Pension expense associated with these non-U.S. plans was $12.5 million in 2006 and is expected to be around $13.8 million in 2007. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, ten years for U.S. and 6-26 years for non-U.S participants, varying between the different countries depending on the age of the work force.

Incremental effect of FAS-158 on the total retirement obligations

	Before application	Adjustments	After application

Pension liability	$65.9	$27.9	$93.8
Other Post Employment Benefits (OPEB) liability	24.8	(0.5)	24.3
Total liability	90.7	27.4	118.1

Accumulated other comprehensive income (OCI)	13.3	27.4	40.7
Deferred income tax receivable	(4.4)	(8.7)	(13.1)

Stockholder's equity (OCI, net of tax)	$8.9	$18.7	$27.6

Changes in benefit obligations and plan assets for the periods ended December 31

	U.S.		Non-U.S.

	2006	2005	2006	2005
Benefit obligation at beginning of year	$147.4	$131.7	$98.6	$91.6
Service cost	6.7	9.9	8.9	9.0
Interest cost	7.9	7.6	4.3	4.1
Actuarial (gain) loss	2.7	(5.1)	2.9	8.9
Plain participants' contributions	-	-	0.3	0.8
Plan amendments	(2.5)	-	2.4	-
Change in discount rate	(3.3)	7.5	(1.5)	-
Other assumption changes	1.7	3.7	(0.6)	0.7
Benefits paid	(8.0)	(7.9)	(4.6)	(3.6)
Settlements and curtailments	-	-	(0.7)	(3.5)
Other	-	-	0.8	1.8
Translation difference	-	-	9.2	(11.2)
Benefit obligation at end of year	$152.6	$147.4	$120.0	$98.6

Fair value of plan assets at beginning of year	$116.5	$84.6	$42.3	$36.2
Actual return on plan assets	14.1	6.0	2.7	4.5
Company contributions	0.1	33.8	10.7	7.9
Plan participants' contributions	-	-	0.3	0.8
Benefits paid	(8.0)	(7.9)	(4.6)	(3.6)
Settlements	-	-	(0.7)	-
Other	-	-	0.8	0.8
Translation difference	-	-	4.6	(4.3)
Fair value of plan assets at year end	$122.7	$116.5	$56.1	$42.3

Funded status of plan at year-end	$(29.9)	$(30.9)	$(63.9)	$(56.3)
Unrecognized net actuarial loss	n/a	24.7	n/a	20.4
Unrecognized prior service cost	n/a	3.1	n/a	(0.2)
Employer contributions from measurement date to year-end	n/a	-	n/a	0.5
Minimum pension liability	n/a	-	n/a	(10.9)
Accrued retirement benefit cost recognized in the balance sheet	$(29.9)	$(3.1)	$(63.9)	$(46.5)

The short-term portion of the pension liability is not significant.

In accordance with FAS-158, total unamortized actuarial gains/losses, prior service cost/credit and any transition obligation as of end of year are to be recognized in Accumulated other comprehensive income starting with the fiscal year ended after December 15, 2006.

Accumulated other comprehensive income as of December 31
	U.S.	Non-U.S.
	2006	2006

Net actuarial loss (gain)	$18.8	$21.8
Prior service cost (credit)	0.5	0.1
Total retirement benefit recognized in
Accumulated other comprehensive income at year end	$19.3	$21.9

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $122.5 million and $115.1 million at December 31, 2006 and 2005, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $101.3 million and $82.9 million at December 31, 2006 and 2005, respectively.

The pension plans for which the accumulated benefit obligation (ABO) is in excess of the plan assets with the major amounts are the following countries: France, Germany, Japan, Sweden and U.K.

Pension plans for which ABO exceeds the fair value of plan assets as of December 31
	U.S.	Non-U.S.
	2006	2006

Projected Benefit Obligation (PBO)	n/a	$103.8
Accumulated Benefit Obligation (ABO)	n/a	88.6
Fair value of plan assets	n/a	$42.6

Assumptions used to determine the benefit obligations as of December 31
	U.S.		Non-U.S.
%, weighted average	2006	2005	2006	2005

Discount rate	5.75	5.50	2.25-8.5	2-9
Rate of increases in compensation level	4.00	4.00	2-7	2.5-10

Assumptions used to determine the net periodic benefit cost for years ended December 31

	U.S.			Non-U.S.
%, weighted average	2006	2005	2004	2006	2005	2004

Discount rate	5.50	6.00	6.25	2-8.5	2-9	2.5-25
Rate of increases in compensation level	4.00	3.50	3.50	2.5-10	2-10	3-18
Expected long-term rate of return on assets	7.50	8.00	8.50	1.5-7	2.5-7	2.5-8.5

Fair value of total plan assets for years ended December 31

	U.S.			Non-U.S.
Assets category in %, weighted average	Target allocation	2006	2005	2006	2005

Equity securities	65	67	87	13	55
Debt instruments	35	33	13	58	17
Other	-	-	-	29	28
Total	100	100	100	100	100

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense.

The discount rate for the U.S. plan has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The discount rate for the U.K. plan has been set based on the weighted average yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date. The high discount rate, 25%, in 2004 relates to a high-inflationary country, while the second highest rate is 6.5%.

The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market. The high rate of increase in compensation level, 18%, in 2004 relates to the high-inflationary country mentioned above, while the second highest rate is 5%.

The U.S. Plans have, for a number of years, invested more than 85% of plan assets in equities and nearly 15% in debt securities. From 2006 onwards, the level of equity exposure will be reduced to approximately 65%. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. Due to the new reduced equity exposure target, the Company assumes a long-term rate of return on the U.S. plan assets of 7.5% for calculating the 2006 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 1.5-7% for 2006. The main plan is the U.K. plan, which has for a number of years, invested approximately 80% of plan assets in equities and 20% in debt securities. The change in asset category for the non-U.S. plans from equity securities to debt instruments mainly relate to the frozen U.K. plan.

In order to meet the Company's new target funding level - the Accumulated Benefit Obligation - Autoliv made contributions to the U.S. plan during 2005 amounting to $34 million and in 2006 to $0.1 million. The Company expects to contribute $4.1 million to its U.S. pension plan in 2007 and is currently projecting a funding level of $6.5 million in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $3.3 million in 2007 and is currently projecting a falling funding level at $0.8 million in the years thereafter.

The estimated future benefit payments for the pension benefits, reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially for the U.S. plan since this plan pays the majority of benefits as a lump sum.

Pension Benefits Expected Payments	U.S.	Non-U.S.

2007	$9.2	$3.1
2008	10.3	3.2
2009	10.3	4.8
2010	10.9	5.0
2011	11.9	5.8
Years 2012-2016	$69.5	$36.0

Post-retirement Benefits Other than Pensions
The Company currently provides post-retirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service (15 years after December 31, 2006), are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most employees who retire after December 31, 1992. Additionally, the plan was further amended in 2003 to restrict participation to retirees who were eligible retirees or active participants in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. Effective January 1, 2007, the plan will provide a company-paid subsidy based on service for all current and future retirees. The amount of the company-paid subsidy is frozen and will not change in the future. Generally, employees will need 15 years of service to qualify for a benefit from the plan in the future. The effect of these changes is reflected in the December 31, 2006 measurement of the Accumulated Postretirement Benefit Obligation.

At present, there is no pre-funding of the post-retirement benefits recognized under FAS-106. The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D) on its financial statements under FAS-106. Although the Plan may currently qualify for a subsidy from Medicare, the amount of the subsidy is so small that the expenses incurred to file for the subsidy may exceed the subsidy itself. Therefore the impact of any subsidy is ignored in the FAS 106 calculations as Autoliv will not be filing for any reimbursement from Medicare.

The measurement date used to determine post-retirement benefit measurements corresponds with the fiscal year end, December 31.

For annual expense purposes, the U.S. plans assumed an annual rate of increase to per capita cost of health care benefits of 9.0% for 2006 decreasing to 5.0% in 2011 and remaining constant thereafter. For measuring end-of-year obligations at December 31, 2006, health care trend is not needed due to the fixed-cost nature of the benefits provided in 2007 and beyond. For U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000. After 2006, all retirees will receive a fixed dollar subsidy toward the cost of their health benefits. The subsidy will not increase in future years.

The weighted average discount rate to determine the post-retirement benefit obligation was 5.75% in 2006 and 5.50% in 2005. The average discount rate used in determining the post-retirement benefit cost was 5.50% in 2006, 6.00% in 2005 and 6.25% in 2004.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company's net benefit cost for the current period or on the accumulated post-retirement benefit obligation at December 31, 2006. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net loss and prior service cost for the post-retirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are less than $0.1 million combined.

Components of net periodic benefit cost associated with the post-retirement benefit plans

Period ended December 31	2006	2005	2004

Service cost	$1.2	$1.2	$1.4
Interest cost	1.3	1.2	3.2
Net periodic benefit cost	$2.5	$2.4	$2.6

Changes in benefit obligations and plan assets as of December 31

	2006	2005

Benefit obligation at beginning of year	$23.3	$21.6
Service cost	1.2	1.2
Interest cost	1.3	1.2
Actuarial (gain) loss	0.9	(0.1)
Change in discount rate	(0.8)	1.5
Assumption changes	(0.7)	(1.1)
Benefits paid	(1.0)	(1.0)
Benefit obligation at year end	$24.2	$23.3

Fair value of plan assets beginning of year	$ -	$ -
Company contributions	1.0	1.0
Benefits paid	(1.0)	(1.0)
Fair value of plan assets at end of year	$ -	$ -
Funded status of the plan	$(24.2)	$(23.3)
Unrecognized net actuarial (gain) loss	-	0.1
Accrued post-retirement benefit cost recognized in the balance sheet	$(24.2)	$(23.2)

The short-term portion of the liability for post-retirement benefits other than pensions is not significant.

In accordance with FAS-158, total unamortized actuarial gains/losses, prior service cost/credit and any transition obligation as of end of year are to be recognized in Accumulated other comprehensive income starting with the fiscal year ended after December 15, 2006.

Amounts recognized in Accumulated other comprehensive income as of December 31

	U.S.	Non-U.S.
	2006	2006

Net actuarial loss (gain)	$0.2	$ -
Prior service cost (credit)	(0.7)	-
Total accumulated other comprehensive income recognized in the balance sheet	$(0.5)	$ -

The estimated future benefit payments for the post-retirement benefits reflect expected future service as appropriate.

Post-retirement Benefits	Expected Payments

2007	$0.8
2008	0.9
2009	0.9
2010	1.0
2011	1.1
Years 2012-2016	$7.6

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

The customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:
In 2006 Ford 20% (incl. Volvo Cars with 6%, Mazda, etc.); Renault 12% (incl. Nissan); GM 12% (incl. Opel, Holden, SAAB, etc); and Volkswagen 10%.
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

Net sales	2006	2005	2004

North America	$1,721	$1,720	$1,659
Europe	3,251	3,392	3,518
Japan	559	535	507
Rest of the World	657	558	460
Total	$6,188	$6,205	$6,144

Long-lived Assets	2006	2005	2004

North America	$1,962	$1,931	$2,094
Europe	759	740	824
Japan	118	103	117
Rest of the World	173	129	128
Total	$3,012	$2,903	$3,163

The Company's operations are located primarily in Europe and the United States. Exports from the U.S. to other regions amounted to approximately $387 million, $410 million and $425 million in 2006, 2005 and 2004 respectively. Net sales in the U.S. amounted to $1,549 million, $1,585 million and $1,558 million in 2006, 2005 and 2004, respectively.

Long-lived assets in the U.S. amounted to $1,780 million, $1,801 million and $1,982 million for 2006, 2005 and 2004, respectively. For 2006, $1,533 million (2005 $1,543 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2006	2005	2004

Airbags and associated products 1)	$4,085	$4,116	$4,028
Seatbelts and associated products 2)	2,103	2,089	2,116
Total	$6,188	$6,205	$6,144

1) Includes sales of Steering Wheels, Electronics, Inflators and Initiators. 2) Includes sales of Seat components. 20 Quarterly Financial Data (unaudited)1)

	Q1	Q2	Q3	Q4

2006
Net sales	$1,567.9	$1,607.9	$1,410.6	$1,601.6
Gross profit	330.0	343.3	278.2	313.7
Income before taxes	133.1	132.4	91.8	124.1
Net income	94.6	82.8	121.72)	103.23)
Earnings per share
- basic	$1.13	$1.00	$1.492)	$1.283)
- diluted	$1.13	$1.00	$1.482)	$1.273)
Dividends paid	$0.32	$0.32	$0.35	$0.37
2005
Net sales	$1,693.6	$1,654.6	$1,391.7	$1,465.0
Gross profit	338.6	348.0	281.2	300.2
Income before income taxes	122.8	133.4	95.1	130.7
Net income	77.9	85.6	59.1	70.0
Earnings per share
- basic	$0.85	$0.94	$0.67	$0.824)
- diluted	$0.84	$0.94	$0.66	$0.814)
Dividends paid	$0.25	$0.30	$0.30	$0.32

1) The Company's reporting periods in this report consist of thirteen-week periods, ending on the Friday closest to the last day of the calendar month. 2) Release of tax reserves and other discrete tax items increased net income by $66 million and earnings per share by 80 cents. 3) Release of tax reserves and other discrete tax items increased net income by $24 million and earnings per share by 30 cents. 4) In Q4 2005, net income was negatively affected by a $14 million one-time tax expense for the Jobs Act transaction. After taking into account interest expense savings, the effects of the Jobs Act transaction reduced earnings per share by 13 cents.

Exchange Rates for Key Currencies vs. U.S. Dollar

	2006	2006	2005	2005	2004	2004	2003	2003	2002	2002
	Average	Year end	Average	Year end	Average	Year end	Average	Year end	Average	Year end

EUR	1.255	1.317	1.243	1.186	1.241	1.362	1.127	1.250	0.941	1.042
AUD	0.753	0.791	0.762	0.733	0.735	0.774	0.648	0.747	0.542	0.564
GBP	1.840	1.963	1.817	1.727	1.830	1.992	1.631	1.775	1.498	1.603
SEK	0.136	0.146	0.134	0.126	0.136	0.151	0.123	0.137	0.103	0.113
JPY/1000	8.606	8.410	9.081	8.526	9.239	9.641	8.620	9.347	7.972	8.380

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Autoliv, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2007 expressed an unqualified opinion thereon.

As discussed in Notes 1 and 18 to the financial statements, in 2006 the Company changed its method of accounting for stock compensation, and defined benefit pension and other post retirement plans.

Stockholm, Sweden
Ernst & Young AB
February 19, 2007

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that Autoliv, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autoliv, Inc.'s management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Autoliv, Inc. maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Autoliv, Inc. and our report dated February 19, 2007 expressed an unqualified opinion.

Stockholm, Sweden
Ernst & Young AB
February 19, 2007

Corporate Governance

This section should be read in conjunction with the proxy statement, which is distributed to all registered Autoliv shareholders together with this annual report. Please also refer to page 32-35 about Risk Management and page 36 about Internal Control in the Annual Report.

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

Only such business shall be conducted at a Shareholders' Meeting that has been properly brought before the meeting. Stockholder proposals for the 2008 annual meeting must be received by the Company before November 8, 2007.

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

The Board is free to choose its chairman in a way that it deems best for the Company, and hence does not require the separation of the offices of the Chairman of the Board and the CEO as is the case today.

The Board has full access to management and to Autoliv's outside advisors. The work of the Board is reported annually in the proxy statement that is distributed to the shareholders with the annual report.

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

Nominees for director are selected on the basis of for example experience, knowledge, skill, expertise, integrity, understanding of Autoliv's business environment and willingness to devote adequate time and effort to the Board.

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

Board Meetings

There shall be five regularly scheduled meetings of the Board each year, and at least one regularly scheduled meeting of the Board must be held quarterly.

The meetings of the Board generally follow a Master Agenda which is discussed and agreed in the beginning of each year, but any director is free to raise any other subjects.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. The lead independent director is presently the Chairman of the Board.

Normally the Board visits one or several of the Company's business operations at least once a year. In 2006, the Board did not visit any facility but plan to visit several facilities in 2007.

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

The committee also reviews the annual audit and its scope, including the independent auditors' letter of comments and management's responses thereto; possible violations of Autoliv's business ethics and conflicts of interest policies; any major accounting changes made or contemplated; approve any Related Pension Transaction; and the effectiveness and efficiency of Autoliv's internal audit staff. In addition, the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors' examinations.

Each of the Audit Committee members possesses financial literacy and accounting or related financial management expertise.

Three members are determined to qualify as audit committee financial experts.

Compensation Committee
The Compensation Committee advises the Board with respect to the compensation to be paid to the directors and senior executives and approves and advises the Board with respect to the terms of contracts to be entered into with the senior executives. The committee also administers Autoliv's incentive plans as well as perquisites and other benefits to the executive officers.

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

SHAREHOLDER RIGHTS PLAN

The Autoliv Board adopted a Shareholder Rights Plan in 1997 to defer coercive take-over tactics and to encourage third parties interested in acquiring the Company to negotiate with the Board to preserve the best interest of all Company stockholders (see Note 13).

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

Reports can be made to Autoliv's Compliance Counsel (for contact see page 63 in the Annual Report) or by calling the Corporate Compliance "Hotline" - a toll free number - and leave a message anonymously on the voice mail.

Meetings and Committees 1)

	Independent 2)	Board	Audit 3)	Compensation 3)	Nominating & Corp Gov 3)	Nationality
S. Jay Stewart	Yes	5/5	2/2	1/1	3/3	US
Robert W. Alspaugh4)5)	Yes	3/3	3/3	-	-	US
Per-Olof Aronson	Yes	5/5	2/2	3/3	-	SWE
Sune Carlsson	Yes	4/5	5/5	0/1	-	SWE
Walter Kunerth	Yes	5/5	1/2	-	3/3	GER
George A. Lorch	Yes	5/5	2/2	2/2	-	US
Lars Nyberg5)	Yes	5/5	5/5	-	2/2	SWE
James M. Ringler	Yes	5/5	-	3/3	2/2	US
Tetsou Sekiya	Yes	4/5	-	1/1	3/3	JPN
Per Welin 5)	Yes	5/5	5/5	-	1/2	SWE
William E. Johnston Jr.	Yes	5/5	-	2/2	3/3	US
Lars Westerberg	No	5/5	-	-	-	SWE

1) Attended meetings in relation to total possible meetings for each member.
2) Under the rules of the New York Stock Exchange, the Sarbanes Oxley Act and the SEC.
3) Note that the composition of the committees was changed during the year.
4) Elected in June 2006.
5) Qualifies as audit committee financial expert.

Board of Directors

S. Jay Stewart
Chairman
Born 1938
Director since 1989
Elected until 2008
Former Chairman and CEO of Morton International, Inc., Director of HSBC North America Holdings, Inc. and KapStone Paper and Packaging Corp.
B.Sc. and MBA.
Shares: 78,459

Robert W. Alspaugh
Born 1947
Director since 2006
Elected until 2009
Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG's U.S. practice.
BBA
Shares: 0

Per-Olof Aronson
Born 1930
Director since 1994
Elected until 2007
Former Vice Chairman, President and CEO of SAPA AB (Gränges AB)
Graduate engineer.
Shares: 8,000

Sune Carlsson
Born 1941
Director since 2003
Elected until 2008
Former President and CEO of AB SKF. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB and Scania AB.
M.Sc.
Shares: 303

William E. Johnston Jr.
Born 1940
Director since 2005
Elected until 2008
Former President, COO and Director of Morton International, Inc. Former Chairman of the Supervisory Board of Salins Europe S.A. Former Senior Vice President of Rohm & Haas Co. Director of Unitrin Inc.
MBA
Shares: 1,000

Walter Kunerth
Born 1940
Director since 1998
Elected until 2007
Industry consultant. Former member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Chairman of the Supervisory Boards of Götz AG and Paragon AG. Director of the Supervisory Board of Gildemeister AG.
M.Sc and Honorary Professor.
Shares: 0

George A. Lorch
Born 1941
Director since 2003
Elected until 2009
Former Chairman, President and CEO of Armstrong World Industries. Chairman Emeritus of Armstrong Holdings, Inc. Director of Pfizer, Inc., Williams Cos and HSBC North America Holdings, Inc. and HSBC Finance.
B.Sc.
Shares: 303

Lars Nyberg
Born 1951
Director since 2004
Elected until 2007
Former Chairman and CEO of NCR Corp. Chairman of Micronic Laser Systems AB and IBS AB. Director of Snap-On Inc., and DataCard Corporation.
BBA
Shares: 0

James M. Ringler
Born 1946
Director since 2002
Elected until 2009
Chairman of NCR Corp. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International Inc. Director of Dow Chemical Company, FMC Technologies Inc., MAPI and CPC Corporation.
B.Sc. and MBA
Shares: 964

Tetsuo Sekiya
Born 1934
Director since 2001
Elected until 2009
Former Chairman, President and CEO of NSK Ltd. Advisor to the Board of NSK Ltd and the Japan Bearing Industrial Organization. Director of Taisei Corporation. Executive member of the Board of Nippon Keidanren. Japanese Emperor Blue Ribbon Medal Recipient.
B.Sc.
Shares: 2,600

Per Welin
Born 1936
Director since 1995
Elected until 2009
Chairman of L-E Lundberg-företagen AB.
M.Sc., Techn. Lic and MBA.
Shares: 3,831
Deferred stock units: 4,884

Lars Westerberg
President & CEO
Born 1948
Director since 1999
Elected until 2007
Chairman of Husqvarna AB. Director of Haldex AB, Plastal AB and SSAB.
M.Sc. and BBA.
Shares: 55,000
Restricted stock units: 25,000
Stock options: 241,500

"Director since" includes time as director of Autoliv AB and Morton International, Inc. Number of shares and stock units as of February 18, 2007. For any changes there after please refer to Autoliv's corporate website or each director's or manager's filings with the SEC. These insider filings are also lodged in Sweden with Finansinspektionen.

For information on the work of the Board, compensation to and presentations of directors, please refer to the proxy statement which is distributed to Autoliv shareholders with this annual report.

Senior Management

Lars Westerberg
President & Chief Executive Officer
Born 1948. Employed 1999
Shares: 55,000
Restricted stock units: 25,000
Stock options: 241,500

Steven Fredin
Vice President Engineering
Born 1962. Employed 1988
Shares: 250
Restricted stock units: 2,417
Stock options: 8,000

Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001
Shares: 2,000
Restricted stock units: 5,834
Stock options: 41,710

Magnus Lindquist
Vice President, Chief Financial Officer
Born 1963. Employed 2001
Restricted stock units: 5,834
Stock options: 17,500

Benoît Marsaud
Vice President, Chief Operating Officer
Born 1952. Employed 1980
Shares: 9,546
Restricted stock units: 9,500
Stock options: 42,000

Svante Mogefors
Vice President Quality
Born 1955. Employed 1996
Restricted stock units: 2,834
Stock options: 10,950

Mats Ödman
Vice President Corporate Communications
Born 1950. Employed 1994
Shares: 6,002
Restricted stock units: 5,834
Stock options: 49,135

Jan Olsson
Vice President Research
Born 1954. Employed 1987
Shares: 6,299
Restricted stock units: 5,834
Stock options: 31,000

Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2001
Restricted stock units: 5,834
Stock options: 23,500

Jörgen Svensson
Vice President Legal Affairs,
General Counsel and Secretary
Born 1962. Employed 1989
Restricted stock units: 5,834
Stock options: 23,500

Number of shares, RSUs and stock options as of February 18, 2007. For presentations of Senior Management, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com.

Global Presence - A Truly Global Company

Around the world Autoliv's customers benefit from our global reach and through standardized processes such as the Autoliv Production System (APS), we ensure a unified global approach in every facility. As we share our skills and resources globally, and incorporate unified tools on all levels, we create a responsive and efficient global company that enhances customer satisfaction.

Some of "Our" Brands
Acura	Chrysler	Infintity	Maserati	Renault
Alfa Romeo	Citroën	Isuzu	Mazda	SAAB
Aston Martin	Dacia	Iveco	Mercedes Benz	Saturn
Audi	Daewoo	Jaguar	Mercury	Scania
AvtoVaz	Daihatsu	Jeep	Mini	SEAT
Bentley	Ferrari	KIA	Mitsubishi	Skoda
BMW	Fiat	Lamborghini	Morgan	Ssangyong
Brilliance-Jinbei	Ford	Lancia	Nanjong Auto	Subaru
Buick	Geely	LandRover	Nissan	Suzuki
Cadillac	General Motors	Lexus	Opel	Toyota
Changan	Holden	Lincoln	Peugeot	Volkswagen
Chery	Honda	MAN	Pontiac	Volvo Cars
Chevrolet	Hyundai	Maruti	Porsche	Volvo Trucks

ARGENTINA
Headcount (incl. joint ventures): 260
Manufacturing: Airbags and seatbelts
Other: Manufacturing of seatbelt components
Location: Pilar (Buenos Aires)

AUSTRALIA
Headcount: 350
Manufacturing: Airbags, seatbelts and seatbelt webbing
Other: Tech center and laboratory Location: Melbourne

BELGIUM
Headcount: 40
Distribution: Airbags, seatbelts, steering wheels and child seats
Location: Gent

BRAZIL
Headcount: 590
Manufacturing: Airbags, seatbelts, steering wheels and seatbelt webbing
Location: Taubaté (Sao Paulo)

CANADA
Headcount: 880
Manufacturing: Seatbelt webbing, airbag cushions and safety electronics
Locations: Collingwood, Markham and Tilbury

CHINA
Headcount: 2,155
Manufacturing: Airbags, inflators, steering wheels, safety electronics, seatbelts and seatbelt webbing
Other: Tech Center, laboratory and sales office
Locations: Nanjing, Changchun, Guangzhou and Shanghai (incl. joint ventures)

CZECH REPUBLIC
Headcount: 2
Capabilities: Sales office
Location: Mladá Boleslav

ESTONIA
Headcount: 935
Manufacturing: Seatbelts and seatbelt components
Other: Laboratory Location: Tallinn

FRANCE
Headcount: 5,385
Manufacturing: Airbags, inflators, initiators, steering wheels, seatbelts, and safety electronics
Other: Tech center, laboratory and sales office
Locations: Paris, Gournay-en-Bray, Pont-de-Buis, Chiré-en-Montreuil, Saint Etienne du Rouvray, Cergy-Pontoise and Valentigney (incl. joint ventures)

GERMANY
Headcount: 3,315
Manufacturing: Airbags, seatbelts and seatbelt components
Other: Tech center and laboratory
Locations: Elmshorn, Dachau, Braunschweig, Döbeln, Lübeck and Norderstedt

HUNGARY
Headcount: 905
Manufacturing: Seatbelts
Location: Sopronkövesd

INDIA
Headcount: 560
Manufacturing: Seatbelts
Other: Laboratory
Locations: Bangalore (joint venture)

INDONESIA
Headcount: 105
Manufacturing: Seatbelts
Location: Jakarta

ITALY
Headcount: 20
Capabilities: Sales office
Location: Turin

JAPAN
Headcount: 2,215
Manufacturing: Airbags, inflators, seatbelts, steering wheels and safety electronics
Other: Tech center, laboratory and sales office
Locations: Atsugi, Fujisawa, Hiroshima, Nagoya, Taketoyo, Tsukuba and Yokohama

KOREA
Headcount: 575
Manufacturing: Seatbelts and airbags
Other: Tach center and laboratory
Locations: Seoul

MALAYSIA
Headcount: 345
Manufacturing: Airbags, seatbelts, steering wheels and seatbelt webbing
Location: Kuala Lumpur (joint venture)

MEXICO
Headcount: 6,045
Manufacturing: Airbags, airbag cushions, seatbelts and steering wheels
Locations: Toluca, Querétaro and Tijuana

NETHERLANDS
Headcount: 135
Manufacturing: Seatbelt webbing
Other: Tech center and laboratory Locations: Boxtel

PHILIPPINES
Headcount: 1,000
Manufacturing: Seatbelts and steering wheels
Location: Manila (joint venture) and Cebu

POLAND
Headcount: 2,135
Manufacturing: Airbag cushions and seatbelts
Locations: Dlugoleka, Jelcz-Laskowice and Olawa

ROMANIA
Headcount: 1,020
Manufacturing: Airbag cushions, seatbelts and seatbelt webbing
Other: Tech Center and laboratory
Location: Brasov and Timisoara

SOUTH AFRICA
Headcount: 190
Manufacturing: Airbags, seatbelts and steering wheels
Location: Johannesburg

SPAIN
Headcount: 1,230
Manufacturing: Airbags and seatbelts
Other: Tach center and laboratory
Locations: Barcelona and Valencia

SWEDEN
Headcount: 1,895
Manufacturing: Airbags, seatbelts, seat components, child seats, safety electronics and inflators
Other: Corporate Headoffice, tech center and laboratory
Locations: Stockholm, Vårgårda, Motala, Linköping, and Hässleholm

TAIWAN
Headcount: 75
Manufacturing: Airbags and seatbelts
Location: Taipei (joint venture)

THAILAND
Headcount: 985
Manufacturing: Airbags and seatbelts
Other: Laboratory and sales office
Location: Chonburi and Bangkok

TUNISIA
Headcount: 2,270
Manufacturing: Seatbelts, steering wheels and seatbelt webbing
Location: Zriba, Nadhour and El Fahs

TURKEY
Headcount: 1,165
Manufacturing: Airbags, seatbelts, seatbelt components and steering wheels
Other: Tech center and laboratory
Location: Gebze-Kocaeli and Istanbul

UNITED KINGDOM
Headcount: 940
Manufacturing: Airbag cushions and seatbelt components
Locations: Milton Keynes and Congleton

USA
Headcount: 5,350
Manufacturing: Airbags, seatbelts, steering wheels, inflators, initiators and safety electronics
Other: Tech center and laboratory
Locations: Auburn Hills and Southfield, MI; Brigham City, Ogden, Promontory and Tremonton, UT; Goleta, CA; Columbia City, IN; Madisonville, KY.

The Autoliv Share - Outperforming the Market

New York
Opening	$46.51	Jan. 2, 2006
Year High	$61	Dec 28, 2006
Year Low	$46.51	Jan 2, 2006
Closing	$60.30	Dec 31, 2006
All-Time High	$61	Dec 28, 2006
All-Time Low	$13.25	Sep. 21, 2001

Stockholm
Opening	SEK 359	Jan. 2, 2006
Year High	SEK 451	Mar 24, 2006
Year Low	SEK 359	Jan 2, 2006
Closing	SEK 413.50	Dec. 31, 2006
All-Time High	SEK 451	Mar 24, 2006
All-Time Low	SEK 137.50	Jan. 4, 2001

During the past five years, the Autoliv stock has outperformed the market by raising 197% while the S&P 500 has increased by 24%. Since the S&P Auto Parts Index during the same period rose by 5%, Autoliv also outperformed its peer group.

In addition, the Autoliv share has outperformed its peers since the initial listing in 1997 in New York by increasing 69% compared to a decline of 23% in the Auto Parts Index.

Autoliv has also outperformed the market on the other stock exchange that trades Autoliv securities. In Stockholm, the Autoliv depository has appreciated 95% since the beginning of 2002 while the SIX Composite Index has increased by 56%.

Furthermore, since the initial public offering in Sweden in 1994, the Autoliv security has increased at a compounded average annual rate of 13%, while the composite index in Stockholm has increased at an average rate of 10% during the same twelve and a half years. (All above-mentioned increases in the Autoliv share price are net of dividends).

During 2006, the average daily trading volume in Autoliv shares was 484,900 in New York and 310,896 in Stockholm. Autoliv's depository was the 31st most traded security in Stockholm, accounting for 0.6% of the trading compared to 1.0% during 2005.

Shareholders
According to Autoliv's stock registrar, there are nearly 3,500 record holders of Autoliv stock, and according to our soliciting agent, there are over 30,000 beneficial holders that hold Autoliv shares in a "street name" through a bank, broker or other nominee.

According to the depository bank in Sweden, there are 3,000 record holders of the Autoliv SDR, and according to the Swedish soliciting agent, more than 8,000 "street holders" of the SDR. Many of these holders are nominees for other, non-Swedish nominees.

Autoliv therefore estimates that the total number of beneficial Autoliv owners exceeds 40,000 and that approximately 80% of the securities are held in the U.S. and approximately 5% in Sweden. Most of the remaining Autoliv securities are held in the U.K and central Europe.

The largest shareholders known to the Company are shown in the table below.

NUMBER OF SHARES

During 2006, the number of shares outstanding decreased by 3.6 million to 80.1 million due to Autoliv's share repurchase program.

If all outstanding stock options are exercised and all granted restricted stock units utilized (see Note 15), the number of outstanding shares could increase by 1.7% to 81.5 million.

SHAREHOLDER RIGHTS PLAN

In 1997 Autoliv adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring a controlling block of shares in the Company to negotiate with the Board to preserve the best interest of all Autoliv shareholders (see Note 13).

DIVIDEND

If possible, quarterly dividends are paid on the first Thursday in the last month of each quarter. The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's corporate website.

The dividends paid in the first and second quarters 2006 were 32 cents per share. In the third quarter, the dividend paid was raised by 9% to 35 cents per share and in the fourth quarter by 6% to 37 cents.

Total cash dividends of $112 million were paid in 2006. In addition, the Company returned $221 million in 2006 through repurchases of shares.

For 2007, the Company has declared dividends of 37 cents per share for the first quarter and 39 cents for the second quarter.

ANNUAL GENERAL MEETING

Autoliv's next Annual General Meeting of Shareholders will be held on Thursday, May 3, 2007, at The Ritz-Carlton Hotel, 160 East Pearson Street, Chicago, Illinois, 60611 USA.

Shareholders are urged to return their proxies whether or not they plan to attend the meeting.

PUBLIC INFORMATION DISCLOSURE

Our policy is to report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously. All relevant public information is reported objectively. Information given by Investor Relations is authorized by the Management.

The dates of key regular events are announced in a timely manner on our corporate website www.autoliv.com under News/Calendar.

The Largest Shareholders1)

%	No. of shares	Owner

7.1	5,720,514	Goldman Sachs Asset Management, U.S.A.
7.1	5,685,718	AXA Financial, U.S.A.
7.0	5,592,240	Iridan Asset Management, U.S.A.
5.9	4,707,367	LSV Asset Management, U.S.A.
5.5	4,401,700	Blavin & Co, U.S.A.
0.7	593,736	Management and Directors as a group2,3)
66.7	53,5406,238	More than 40,000 other shareholders2)

100.0	80,107,513	Total December 31, 2006
1) Known to the Company. 2)As of February 18, 2007. 3)Includes 414,295 shares issuable upon exercise of options that are exercisable within 60 days.

ANALYSTS

  ABG Sundal Collier - Klas Andersson
  R.W. Baird - David Leiker
  Banc of America - Ronald Tadross
  Carnegie - Oscar Stjerngren
  Cheuvreux - Patrik Sjöblom
  Citigroup - Stuart Pearson
  CSFB - Harald Hendrikse
  Deutsche Bank - Rod Lache
  Dresdner K.W. - Thomas Aney
  Enskilda Securities - Anders Trapp
  Evli - Magnus Axén
  Exane BNP Paribas - Grégoire Rougnon
  Goldman Sachs - Keith Hayes
  Hagströmer & Qviberg - Patric Lindqvist
  Handelsbanken - Hampus Engellau
  J P Morgan - Himanshu Patel
  Kaupthing - John Hernander
  Kepler Equities - Pierre-Yves Quemener
  Key Banc - Brett D Hoselton
  Lehman Brothers - Dorothee Hellmuth
  Merrill Lynch - Thomas Besson
  Monnes, Crespi, Hardt & Co - Nick Pantazis
  Morgan Stanley - Adam Jonas
  Öhman - Fredrik Nilhov
  Société Générale - Frederic Labia
  S&P Nordea - Lars Glemstedt
  Swedbank - Anders Bruzelius
  UBS Warburg - Avaneesh Acquilla

Board Contact

c/o Vice President Legal Affairs
Autoliv, Inc.
Box 70381
SE-107 24 Stockholm, Sweden,
Tel +46 (8) 58 72 06 08, Fax +46 (8) 58 72 06 33,
jorgen.svensson@autoliv.com

The Board, the independent directors, as well as the committees of the Board can be contacted using the address above. Contact can be made anonymously and communication with the independent directors is not screened. The relevant chairman receives all such communication after it has been determined that the content represents a message to such chairman.

Investor Requests

North America
Autoliv, Inc., c/o Autoliv Electronics America,
26545 American Drive, Southfield, MI 48034.
Tel +1 (248) 475-0427, Fax +1 (801) 625-6672,
ray.pekar@autoliv.com

Rest of the World
Autoliv, Inc.
Box 70381
SE-107 24, Stockholm, Sweden
Tel +46 (8) 58 72 06 23, Fax +46 (8) 411 70 25,
mats.odman@autoliv.com

Stock Transfer Agent and Registrar
Internet: www.computershare.com (formerly Equiserve)

Financial Definitions

Capital employed
Total shareholders' equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Days inventory outstanding
Outstanding inventory relative to average daily sales.

Days receivables outstanding
Outstanding receivables relative to average daily sales.

Earnings per share
Net income relative to weighted average number of shares (net of treasury shares) assuming dilution and basic, respectively.

Equity ratio
Shareholders' equity relative to total assets.

Gross margin
Gross profit relative to sales.

Headcount
Employees including temporary, hourly workers.

Interest-coverage ratio
Operating income relative to interest expense, see page 35 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

Leverage Ratio
Net interest bearing debt in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 35 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

Net debt
Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 25 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

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

Operating working capital
Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from working capital. See page 25 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

Glossary

APDS
Autoliv's Product Development System.

"Big 3"
General Motors, Ford and DaimlerChrysler in North America.

ISO 14001
An international environmental management standard.

ISO/TS 16949
An international quality management standard adopted in 1999.

Leight vehicle production
Production of motorvehicles with a weight less than 6 tons.

NHTSA
National Highway Traffic Safety Administration.

Organic Sales
Sales excluding currency effects and acquisitions/divestitures. See page 25 in the Annual Report for this non-U.S. GAAP measure.

PPM
Parts Per Million. A quality measure.

RoW
Rest of the World. Region defined by Autoliv consisting of the Asian markets (excluding Japan), Australia, Africa and South America.

SOX
Sarbanes-Oxley Act., federal law, enforced by the SEC.

The American Jobs Creation Act
Adopted in 2004 by the U.S. congress to provide for an 85% deduction on certain non-U.S. earnings that were repatriated to the United States before 2006, see page 24 in the Annual Report.

The Inflatable Curtain or Curtain Airbags
Side airbags that protect the head.

The SEC
The U.S. Securities and Exchange Commission.

The Triad
Autolivs largest markets, i.e. North America, Europe and Japan.

Transplants
Asian and European vehicle manufacturers in North America.

U.S. GAAP
Generally Accepted Accounting Principles in the United States.

Selected Financial Data

(Dollars in millions, except per share data)	2006	2005	2004	2003	2002

Sales and Income
Net sales	$6,188	$6,205	$6,144	$5,301	$4,443
Operating income	520	513	513	427	323
Income before income taxes	481	482	485	397	279
Net income	4021)	2932)	326	268	176

Financial Position
Current assets excluding cash	1,930	1,867	1,962	1,822	1,518
Property, plant and equipment	1,160	1,081	1,160	1,052	917
Intangible assets (primarily goodwill)	1,676	1,679	1,709	1,710	1,690
Non-interest bearing liabilities	1,441	1,418	1,678	1,493	1,290
Capital employed	3,413	3,193	3,236	3,187	2,924
Net debt	1,010	877	599	785	864
Shareholders' equity	2,403	2,316	2,636	2,402	2,060
Total assets	5,111	5,065	5,354	4,931	4,356
Long-term debt	888	757	667	846	843

Share data
Earnings per share (US$) - basic	4.90	3.28	3.49	2.83	1.80
Earnings per share (US$) - assuming dilution	4.881)	3.262)	3.46	2.81	1.79
Equity per share (US$)	30.00	27.67	28.66	25.31	21.39
Cash dividends paid per share (US$)	1.36	1.17	0.75	0.54	0.44
Share repurchases	221	378	144	43	30
Number of shares outstanding (million) 3)	80.1	83.7	92.0	94.9	96.3

Ratios
Gross margin (%)	20.4	20.4	19.9	18.9	18.1
Operating margin (%)	8.4	8.3	8.4	8.1	7.3
Pretax margin (%)	7.8	7.8	7.9	7.5	6.3
Return on capital employed (%)	16	16	16	14	11
Return on shareholders' equity (%)	171)	122)	13	12	9
Equity ratio (%)	47	46	49	49	47
Net debt to capitalization (%)	29	27	18	24	29
Days receivables outstanding	70	71	73	77	78
Days inventory outstanding	34	32	31	31	31

Other data
Airbag sales4)	4,085	4,116	4,028	3,608	3,160
Seatbelt sales5)	2,103	2,089	2,116	1,693	1,283
Net cash provided by operating activities	560	479	680	529	509
Capital expenditures	328	315	324	258	228
Net cash used in investing activities	(288)	(303)	(303)	(275)	(240)
Net cash provided by (used in) financing activities	(438)	(86)	(261)	(273)	(257)
Number of employees, December 31	35,700	34,100	34,500	32,100	30,100

1) Excluding release of tax reserves and other discrete tax items, net income would have been $307 million, earnings per share $3.73 and return on equity 13.2%, see page 24 in the Annual Report for reconciliation of these non-U.S. GAAP measures.
2) Excluding the effect of the Job Creation Act transactions, net income would have been $306 million, earnings per share $3.41 and return on equity 12.2%, see page 24 in the Annual Report for reconciliation of these non-U.S. GAAP measures.
3) At year end, net of treasury shares.
4) Incl. Electronics, Steering Wheels, Inflators and Initiators.
5) Incl. Seat components.