Form 10-K/A, Exhibit 13
period 2006-12-31
AUTOLIV INC
filed 2007-02-28
CIK 1034670

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
During 2006, Autoliv received several awards from customers, including this Supplier Award for Achievement in Project Management from Toyota.

Management's Discussion and Analysis

Years ended December 31, (Dollars in millions)	2006		2005		2004

Consolidated sales	$6,188	0%	$6,205	1%	$6,144	16%
Light vehicle production in the Triad1)(in thousands)	46,665	1%	46,059	1%	45,653	2%

Gross profit	$1,265	0%	$1,268	4%	$1,221	22%
Gross margin	20.4%	0%	20.4%	3%	19.9%	5%
Operating income	$520	1%	$513	0%	$513	20%
Operating margin	8.4%	1%	8.3%	(1%)	8.4%	4%
Net income2)	$402	37%	$293	(10%)	$326	22%
Net margin2)	6.5%	38%	4.7%	(11%)	5.3%	4%
Earnings per share	$4.88	50%	$3.26	(6%)	$3.46	23%
Return on equity2)	17%	42%	12%	(8%)	13%	8%
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
RECONCILIATION TO U.S. GAAP

Interest Coverage Ratio
Full Year 2006

Operating income	$520.0
Amortization of intangibles1)	15.1
Operating profit per the Policy	$535.1

Interest expense net 2)	$38.3

Interest coverage ratio	14.0

Leverage Ratio
December 31, 2006

Net debt 3)	$1,010.4
Pension liabilities	$93.8
Debt per the Policy	$1,104.2

Income before income taxes	$481.4
Plus: Interest expense net 2)	38.3
Depreciation and amortization of intangibles1)	302.6
EBITDA per the Policy	$822.3

Leverage Ratio	1.3

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

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2006	2005	2004

Net sales	Note 19	$6,188.0	$6,204.9	$6,143.9
Cost of sales		(4,922.8)	(4,936.9)	(4,922.7)
Gross profit		1,265.2	1,268.0	1,221.2

Selling, general and administrative expenses		(325.5)	(331.0)	(307.4)
Research, development and engineering expenses		(397.6)	(385.8)	(368.4)
Amortization of intangibles	Note 9	(15.1)	(15.5)	(21.1)
Other income (expense), net		(7.0)	(23.0)	(11.2)
Operating income		520.0	512.7	513.1

Equity in earnings of affiliates		5.2	7.1	9.6
Interest income	Note 12	8.6	6.7	4.0
Interest expense	Note 12	(46.9)	(44.1)	(40.2)
Other financial items, net		(5.5)	(0.4)	(2.0)
Income before income taxes		481.4	482.0	484.5

Income taxes	Note 4	(58.9)	(173.2)	(149.0)
Minority interests in subsidiaries		(20.2)	(16.2)	(9.2)
Net income		$402.3	$292.6	$326.3

Earnings per common share
- basic		$4.90	$3.28	$3.49
- assuming dilution		$4.88	$3.26	$3.46
Weighted average number of shares (in millions)
- basic		82.1	89.1	93.6
- assuming dilution		82.5	89.7	94.2
Number of shares outstanding, net of treasury shares (in millions)		80.1	83.7	92.0
See Notes to Consolidated Financial Statements. Consolidated Balance Sheets
		At December 31
(Dollars and shares in millions)		2006	2005

Assets
Cash and cash equivalents		$168.1	$295.9
Receivables (net of allowances of $15.4 and $18.1)	Note 5	1,206.7	1,149.0
Inventories, net	Note 6	545.4	485.4
Income tax receivables	Note 4	60.0	11.0
Prepaid expenses		55.3	56.0
Other current assets		62.9	165.2
Total current assets		2,098.4	2,162.5

Property, plant and equipment, net	Note 8	1,160.4	1,080.7
Investments and other non-current assets	Note 7	175.7	142.9
Goodwill	Note 9	1,537.1	1,524.8
Intangible assets, net	Note 9	139.2	154.3
Total assets		$5,110.8	$5,065.2

Liabilities and shareholders' equity
Short-term debt	Note 12	$294.1	$508.4
Accounts payable		762.5	682.6
Accrued expenses	Note 10, 11	270.6	305.1
Other current liabilities		142.5	128.8
Income taxes	Note 4	61.9	139.4
Total current liabilities		1,531.6	1,764.3

Long-term debt	Note 12	887.7	757.1
Pension liability	Note 18	93.8	49.6
Other non-current liabilities		109.7	112.4
Total non-current liabilities		1,091.2	919.1
Minority interests in subsidiaries		85.1	65.7
Commitments and contingencies	Note 16,17
Common stock 1)		102.8	102.8
Additional paid-in capital		1,954.3	1,954.3
Retained earnings		1,161.4	900.9
Accumulated other comprehensive income		57.9	37.7
Treasury stock (22.7 and 19.1 shares)		(873.5)	(679.6)
Total shareholders' equity	Note 13	2,402.9	2,316.1

Total liabilities and shareholders' equity		$5,110.8	$5,065.2

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

Components of net periodic benefit cost associated with the post-retirement benefit plans

Period ended December 31	2006	2005	2004

Service cost	$1.2	$1.2	$1.4
Interest cost	1.3	1.2	1.2
Net periodic benefit cost	$2.5	$2.4	$2.6

Changes in benefit obligations and plan assets as of December 31

	2006	2005

Benefit obligation at beginning of year	$23.3	$21.6
Service cost	1.2	1.2
Interest cost	1.3	1.2
Actuarial (gain) loss	0.9	(0.1)
Change in discount rate	(0.8)	1.5
Assumption changes	(0.7)	(1.1)
Benefits paid	(1.0)	(1.0)
Benefit obligation at year end	$24.2	$23.3

Fair value of plan assets beginning of year	$ -	$ -
Company contributions	1.0	1.0
Benefits paid	(1.0)	(1.0)
Fair value of plan assets at end of year	$ -	$ -
Funded status of the plan	$(24.2)	$(23.3)
Unrecognized net actuarial (gain) loss	-	0.1
Accrued post-retirement benefit cost recognized in the balance sheet	$(24.2)	$(23.2)

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

The dates of key regular events are announced in a timely manner on our corporate website www.autoliv.com under News/Calendar.

The Largest Shareholders1)

%	No. of shares	Owner

7.1	5,720,514	Goldman Sachs Asset Management, U.S.A.
7.1	5,685,718	AXA Financial, U.S.A.
7.0	5,592,240	Iridan Asset Management, U.S.A.
5.9	4,707,367	LSV Asset Management, U.S.A.
5.5	4,401,700	Blavin & Co, U.S.A.
0.7	593,736	Management and Directors as a group2,3)
66.7	53,406,238	More than 40,000 other shareholders2)

100.0	80,107,513	Total December 31, 2006
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

ISO/TS 16949
An international quality management standard adopted in 2002.

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