Form 10-K/A, Exhibit 13
period 2007-12-31
AUTOLIV INC
filed 2008-02-25
CIK 1034670

Exhibit 13

Autoliv Annual Report 2007

Reader’s Guide
Autoliv Inc. is incorporated in Delaware, USA, and Autoliv follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures. All amounts in this annual report are in U.S. dollars unless otherwise indicated.

“We”, “the Company” and “Autoliv” refer to “Autoliv Inc.” as defined in Note 1 “Principles of Consolidation”.

For forward-looking information, refer to the “Safe Harbor Statement”.

Data on markets and competitors are Autoliv’s estimates that are based on orders awarded to us or our competitors. The estimates are also based on plans announced by vehicle manufacturers and regulatory agencies.

Financial Information
Every year, Autoliv publishes an annual report and a proxy statement prior to the Annual General Meeting. The proxy statement provides information not only on the agenda for the meeting, but also on the work of the Board and its committees, compensation paid to and presentation of directors and certain senior officers.

For financial information, please also refer to the Form 10-K and Form 10-Q reports and Autoliv’s other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2007 CEO Certification to the NYSE) are available at www.autoliv.com under Investors/Filings and at www.sec.gov.

The annual and quarterly reports, the proxy statement and Autoliv’s filings with the SEC as well as the Company’s Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can be downloaded from the Company’s corporate website. Hard copies of the above-mentioned documents can be obtained free of charge from the Company.

Advanced Safety Systems

Autoliv – Driven for Life
Autoliv has accounted for virtually all major technological breakthroughs in the occupant restraint industry over the last 20 years and we are determined to remain in the forefront of development. The new 2008 Laguna obtained the highest result ever in the EuroNCAP crash test program. This is an example of a vehicle that features many advanced products from Autoliv.

Seatbelt Systems
1 Modern seatbelts can reduce the overall risk of serious injuries in frontal crashes by as much as 60% thanks to two advanced seatbelt technologies installed in the Laguna’s front and rear seats: pretensioners and load limiters.

2 Retractor pretensioners tighten the belt at the onset of a frontal crash, using a small pyrotechnic charge. Slack is eliminated and the occupant is restrained as early as possible, thereby reducing the risk of rib fractures.

3 Load limiters pay out some webbing in a controlled way to avoid the load on the occupant’s chest from becoming too high.

4 Lap pretensioners in each front seatbelt system further tighten the webbing to avoid sliding under the belt which improves lower leg protection and prevents abdominal injuries from a loose belt. These pretensioners are deployed both in frontal and side-impact collisions.

When used in combination, pretensioners, load limiters, lap pretensioners and frontal airbags can reduce the risk for life-threatening head or chest injuries by 75% in frontal crashes.

Airbags
5 Curtain airbags reduce the risk of life-threatening head injuries in side impacts by approximately 50% for occupants who are sitting on the side of the vehicle that is struck. Curtain airbags cover the whole upper side of the vehicle.

6 The adaptive frontal airbag for the driver reduces fatalities in frontal crashes by approximately 25% (for belted drivers) and serious head injuries by over 60%. Both the driver and the passenger airbag in the new Laguna are “smart”. Consequently, the power of the airbags can be tuned to the severity of the crash, using dual-stage airbag inflators (i.e., airbag inflators with adaptive output). The Laguna driver airbag is also using a new type of cushion, Multi-Volume Cushion (see separate description).

7 The 3D frontal airbag for the front-seat passenger reduces fatalities in frontal crashes by approximately 20% (for belted front-seat passengers). It deploys in 50 milliseconds, half the time of the blink of an eye.

8 Front side-airbags have dual chambers to protect both the pelvis and the chest areas of the occupant, reducing the risk of serious injuries in side-impact crashes by approximately 25%.

9 Rear side-airbags reduce injuries for rear seat occupants.

10 The steering wheel has several different options for control switches. The switches that are sitting at “a finger tip’s distance” for the driver make it not only more comfortable to control different functions but also makes driving safer.

Electronics
11 The Electronic Control Unit (ECU) is the brain of the car’s safety systems. It decides not only if, but also exactly when, the seatbelt pretensioners should be tightened and each airbag protection system should be deployed. The ECU contains crash sensors and a microprocessor, as well as back-up electricity in the event the connection to the car battery is cut off in the crash. The ECU is located in the middle of the vehicle, where it is well protected during a crash.

12 To further improve the protection of the occupants in side crashes, special attention has been put into the Laguna’s side crash sensor system. For controlling the deployment of the curtain airbags and the new generation dual chamber side airbags, the electronic system has two satellite sensors located in each door instead of only one. A specific algorithm sets the time for deployment depending of the violence and direction of the impact.

Multi-Volume Cushion
The Laguna driver airbag cushion is not circular as most traditional driver airbags. Thanks to its specific shape, the bag catches the occupant earlier, making the “landing” in the bag softer. The bag also has a number of different tear-seams that will open depending on the actual size of the occupant and the crash severity.

1 Small statured occupants and relatively low crash severity; only the tear seams in the lower part of the cushion open during deployment due to low weight of the occupant.

2 Full statured occupants and high crash severity; the tear seams in the lower part of the cushion will open as for the smaller occupant. Additionally, the inertia force from a heavier occupant will also open tear seams in the upper part of the cushion increasing the volume and adding venting areas to adapt the performance of the airbag.

2007 in Summary

• Sales growth resumed.
• Operating margin affected by start-up costs in China, commodity prices and a court ruling.
• Continued strong cash flow and record returns to shareholders.
• Continued move to and expansion in low-cost countries.
• Acquisitions of joint ventures in Korea, China and India.
• First order for Europe’s “eCall in Every Car” and new contracts for night vision and integrated ECUs.

(Dollars in millions, except as indicated)	20071)	20062)	2005
Sales	$6,769	$6,188	$6,205
Operating income	502	520	513
Income before taxes	446	481	482
Net income	288	402	293
Earnings per share in $3)	3.68	4.88	3.26
Operating margin (%)	7.4	8.4	8.3
Cash flow from operations	781	560	479
Return on shareholders’ equity (%)	12.0	17.1	11.7
Dividends paid	121	112	105
Share repurchases	$380	$221	$378

1) A court ruling reduced operating income and income before taxes by $30 million, net income by $20 million, earnings per share by 26 cents, operating margin by 0.5  percentage points, cash from operations by $36 million and return on equity by 0.8 percentage points. 2) Release of tax reserves and other discrete tax items boosted net income by $95 million, earnings per share by $1.15 and return on equity by 3.9 percentage points. 3) Assuming dilution.

Net Sales
In 2007, sales grew by 9% to a record level of $6.8 billion after three years with relatively flat sales due to weak light vehicle production in Western Europe and North America where Autoliv generates more than 70% of sales. Growth in 2007 was driven primarily by strong demand for seatbelts and strong growth in light vehicle production in emerging markets.

Earning per Share (EPS)
In 2007, a court ruling reduced earnings per share by 26 cents while earnings per share in 2006 was boosted by $1.15 from the release of tax reserves. Excluding these effects, earnings per share rose by 6% to $3.94 (non-U.S. GAAP measure) between 2006 and 2007, and at a compounded average annual growth rate (CAGR) of 8.8% since 2003.

Shareholder Returns
During 2007, Autoliv returned $501 million to shareholders through share buybacks and quarterly dividends. This was $151 million more than cash flow before financing of $350 million and corresponds to a yield of 11% in relation to the Company’s average market capitalization during the year.

Overview

A Quick Ride Through Autoliv
Each year more than one million people are killed in automotive accidents and many more are injured, causing immeasurable suffering to individuals and families – Autoliv’s vision is to substantially reduce traffic accidents, fatalities and injuries.

Growth Drivers
Autoliv’s market – the global occupant restraint market – has grown at an annual average rate of 5% during the last 10 years to $18.5 billion. The market has grown by 2% per year due to higher light vehicle production and by 3% as a result of growing safety content per vehicle.

Global Presence
Autoliv’s sales have risen at an average rate of 7.6% per year to $6.8 billion since the start of the new Autoliv Inc. company in 1997. This compares favorably with the average growth rate of our market of 5% per year.

One reason for this outperformance and increase in our market share is our strong presence in Asia and other Rest of the World-countries. As a result, Autoliv now accounts for more than one third of the global market for occupant restraints (i.e. airbags, seatbelts and related safety electronics).

Technological Leadership
Autoliv is a highly innovative company. We hold 7% of all important automotive safety patents in the world. R,D&E, gross corresponds to 8% of sales.

Quality Excellence
Autoliv’s products never get a second chance. Therefore, manufacturing and quality excellence are imperative for a world-class supplier of safety systems. Plants accounting for more than 99% of consolidated sales are certified to the automotive quality standard ISO/TS 16 949.

Attractive Customer Mix
We have sales to all the leading vehicle manufacturers, and our attractive customer mix has become even more diversified.

Motivated and Dedicated Employees
Autoliv’s dedicated and motivated 42,000 associates in 32 countries provide the highest commitment and service to customers all over the globe.

Capital Efficiency
Since 2003, Autoliv has grown sales by 28% and operating income (on an comparable basis) by 25% without increasing capital employed by more than 11%. This capital efficiency improvement has resulted in steady earnings per share growth and cash flow.

Opportunistic Share Buybacks
We have used some of this cash flow to buy back shares in an opportunistic way; i.e. we have bought more shares when we believe the price to be low and fewer shares when the price has been higher.

Creating Value for Our Shareholders
Our share repurchases have contributed to growing earnings per share by 40% which is a growth rate of 8.8%, significantly faster than operating income, which increased by 25% at a rate of 5.7%.

President’s Letter

Dear Shareholders,
On April 1, I had the honor of becoming the new President and CEO of your company. I have worked for Autoliv in various positions for eight years and my predecessor, Lars Westerberg, is now the Chairman of the Board. Continuity is therefore assured.

I intend – together with our associates – to further develop Autoliv’s leading positions. We will continue to grow our Company faster than the global automotive safety market, both organically and through acquisitions. We will also continue to reduce costs to increase our profitability and cash flow. This cash can then be used to create shareholder value either through share buybacks, dividend increases or acquisitions.  And, of course, in line with our social responsibility and business vision, we will continue to create value for our customers, employees and the societies where we operate.

Autoliv’s  vision ”to substantially reduce traffic accidents, fatalities and injuries” is  concrete and measurable. It is highly motivating – in fact a privilege – to work for this company and for something as important and meaningful as saving lives. Unlike many companies’ visions which are abstract and only achievable in the distant future, we turn our vision into reality every day.

However, as we “Live our Vision”, we must not lose focus of the realities of business. Since no company in the long run can provide value-added products for its customers, well paying jobs for its associates, or attractive returns for its shareholders without profitability and growth, I set the following priority list when I assumed office:
1. Short- and long-term Profitability
2. Long-term Growth
3. Shareholder Returns

Profitability
Profitability quickly became our top priority reflecting the fact that we saw operating margin sliding. The margin slid from 8.4% achieved in 2006 to “exceeding 8%” expected for 2007 at the beginning of the year, and then slid further to “close to 8%” expected after the first quarter. The final level landed at 7.9% on a comparable basis (i.e. excluding the effect of a court ruling).

Although this decline of 0.5 percentage points is due to unusually high start-up costs in China, higher raw material prices and distressed suppliers, we had to ensure that this would not become the start of a new trend.

Therefore in 2007, we intensified our efforts to shift production and engineering to low-cost countries (LCC) and to increase our sourcing of components in these countries. As a result, we currently have 52% of our personnel in LCC compared to 47% a year ago and less than 10% when the program started in 1999.

As to purchasing components, we increased the share purchased in LCC to 30% and we remain committed to our target to reach 50% by the end of this decade. Additionally, in 2007, our restructuring activities were unusually high, which resulted in $10 million higher restructuring costs than in 2006. One seatbelt plant in the U.S was closed down and several other manufacturing lines were moved to Mexico and other LCC.

In 2007, we also improved labor productivity by more than 7%, well above our target of at least 5% annually.

Our 42,000 associates have done a great job to help Autoliv achieve these results. I am grateful to everyone who continuously contributes to the success of our company through their dedicated daily work. Thanks to them and the actions I just mentioned, operating margin should recover in 2008.

Long-term Growth
However, it is not enough to maintain a steady margin. In order to grow earnings and cash flow we also need to grow our top line.

In this respect, we are helped by the expected continued growth of both vehicle production and the safety content per vehicle. Global light vehicle production is expected to increase at an average annual rate of 4% through 2010 according to industry forecasting institutes and, according to our estimates, the average safety content per vehicle is expected to increase in the range of 0-1% per year depending on the production mix during same period. Our target is to grow faster than this expected growth rate for the market of at least 4% and, as a result, to take market share.

Of course, as Autoliv already has more than one third of the global market, this target is challenging. However, we have several opportunities to continue to outperform the market.

Furthermore, we have initiated a strategic review to identify new ways to accelerate growth even further, for instance, by acquisitions and/or by expanding into adjacent markets. Consequently, we are pursuing a dual-path strategy.

Strengthening Core Business
First of all, we aim at capitalizing on opportunities that will strengthen our core business.  We will, for instance, take advantage of the fact that the fastest growing product in our market is side curtain airbags.

Autoliv introduced this patented technology in 1998 and we still command a global market share of approximately 40%. Over the next several years, sales of this product will be driven by new regulations issued in 2007 that, in effect, mandate the phase-in through August 2013 of side curtain airbags in all new light vehicles sold in the U.S. In other regions, sales will be driven by the fact that curtain airbags are twice as efficient in preventing head injuries in side crashes as frontal airbags are in eliminating severe injuries in frontal crashes.

We are also taking advantage of increasing demand for active seatbelts.  These belts can be tightened ahead of an imminent crash by use of an electrical motor. In addition, these seatbelts are reversible and the webbing can therefore be released again to normal comfort, should the driver manage to avoid the crash. Currently, we have two customers with three luxury vehicle models for these state-of-the-art seatbelts. From these manufacturers of premium vehicles, active seatbelts are likely to migrate to typical higher-volume vehicles thereby driving higher demand, lower cost and prices. The strong demand is also the result of the market penetration of electronic stability control (ESC).

Our Safety-Vent Airbag also offers new growth opportunities. This airbag addresses the problem in a frontal crash when front-seat passengers are sitting too close or are coming too close to the airbag in a sudden pre-crash braking. Our uncomplicated but reliable safety-vent solution is also seen as an alternative in most U.S. vehicles to the expensive and complex weight sensors that turn the airbag off if there is a child or a child seat in the front-passenger seat. We already have more than 30 contracts for our cost-saving, smart airbag solution which was introduced as recently as 2006.

We continue to heavily invest in our existing business, particularly in Asia Pacific and Eastern Europe which are forecasted to account for the vast majority of the growth in global light vehicle production in the foreseeable future. In China, for instance, we now have nine plants after launching four new plants within a year, and we are now in the process of adding a new tech center in the Shanghai area. In 2007, we also made one of our few remaining affiliated companies wholly-owned to take full advantage of the rapid market growth in China.

In India, we also made our joint venture wholly-owned and commenced construction of India’s first airbag plant. We also acquired the remaining shares in our Korean joint venture.

The costs for these three acquisitions totaled $130 million during the year. Even if they are not major acquisitions, they are strategically important as a means of taking better advantage of the rapid growth in emerging markets.

Expand Core Business
We will also seek growth opportunities in new, adjacent market segments to our traditional airbag and seatbelt markets. We will therefore continue to invest in research, development and engineering (R,D&E) to further strengthen Autoliv’s technological market leading position. We are committed to maintaining the current high R,D&E level of close to 8%, gross, which corresponds to approximately 6%, net, of sales.

A new market in active safety where we have already established a strong foothold is the market  for night vision systems. Our highly efficient, long-range, far-infrared system is already optional in BMW’s 7-, 6- and 5-series. In addition to BMW, we have two new prestigious customers for future deliveries. With such compelling confirmations for a substantial market demand in night vision systems, we and our suppliers have started to develop the next generation of our advanced infrared sensing technology.

The night vision system is just one example of our active safety projects. Other such projects are stereo vision cameras and vehicle radars that accurately measure the distance to traffic hazards ahead of the vehicle. These systems should therefore be able to forewarn the driver or prepare the vehicle’s safety systems when the crash is unavoidable. This kind of pre-crash sensing will be particularly useful for improving occupant protection in side impact collisions where the time to deploy our safety systems is extremely short and the occupant is sitting close to a thin door. These pre-crash sensors will, for instance, enable the car manufacturers to pressurize the door beams in a crash using airbag inflator technology.

Such “active” structures could also be used in frontal crashes, of course. It is even conceivable that the crashworthiness of the vehicle could be improved so much that it will be possible to redesign the entire chassis and take out weight. This technology has attracted the vehicle manufacturers’ attention as they are aggressively trying to reduce vehicle weight in order to reduce CO2 emissions.  The project is very exciting, but also a number of years from completion since it involves redesigning – and then testing – a completely new structure of the vehicle.

An entirely new area where we see significant long-term potential is alcohol sensors and so called “interlock systems”. Virtually all types of traffic fatalities have been reduced thanks to improved vehicle and road safety. However, alcohol-related fatalities have remained a very serious traffic problem. Vehicle crash statistics indicate that approximately one third of the automotive fatalities in the Triad (i.e. North America, EU and Japan) are alcohol related.

Consequently, both traffic authorities and car companies are looking for affordable interlock systems that could lead to standard equipment installations in all vehicles. In addition to being affordable, the product needs to be accurate, fast, reliable and easy to use – but not easy to trick! This is what we – and some authorities supporting our project – believe we have found in an alcohol sensor currently in development in one of our labs.

Acquisitions should also be an option to expand our core business, provided it is the right asset and the right price. We remain interested in the acquisition of companies and technologies that offer synergies and are accretive. Otherwise, it is better that the funds are returned to shareholders.

Shareholder Value
In the final analysis, our performance will be measured by the value we manage to create for Autoliv shareholders. The road to this goal starts with achieving customer satisfaction, motivating our employees and creating trust and confidence in our commitment to society for sustainable development.

Our model for creating shareholder value is simple and straight forward: we focus on long-term cash flow that should provide competitive returns to shareholders while ensuring growth and long-term financial stability.

Cash flow from operations should be reinvested in operations as long as the return on investment exceeds the cost for capital. Such investments could, of course, include strategic acquisitions.

However, when the tipping point between return and cost of capital is reached, it is better that funds are returned to shareholders. Whether this should be done through more share buybacks or increasing the dividend depends on which method is most beneficial for our shareholders. Hence, our approach is to be opportunistic with our share repurchase program as we try to buy more shares when the stock price is deemed to be low and fewer shares when the price is deemed to be high. We could also leverage Autoliv’s strong balance sheet to further finance share buybacks, as we have in the past.

In this way, we can improve our key ratios faster than our underlying operational performance, thereby providing for a better performance of our shares. For instance, since 2003, Autoliv has managed to grow earnings per share at a compounded average growth rate (CAGR) of 8.8% compared to a CAGR of “only” 5.7% for operating income during the same period. More than 70% of this superior EPS growth is due to share buybacks.

In 2007, we bought back 6.6 million shares, thereby returning a record-high amount of $380 million to shareholders – in addition to $121 million in dividends. This should have a positive long-term effect on our stock by enhancing our key ratios.

Outlook for 2008
During this year, we expect to continue to ramp up production in our new Chinese manufacturing facilities. This should have a gradual, favorable impact on our margins as the capacity utilization rises. We should also benefit from higher vehicle production in Asia Pacific and Eastern Europe and from higher installation rates of side curtain airbags both in North America and Europe.

However, light vehicle production is expected to decline by 5% both in North America and Western Europe. Since Autoliv generates more than 70% of its consolidated sales in North America and Western Europe, the impact on us will be significant and the weighted average increase in global light vehicles will be less in our larger markets than the expected global average of 2.5%. However, we expect to offset this negative effect by strong side curtain sales, market share gains in safety electronics and steering wheels, and by continued step-up in sales of active seatbelts and seatbelt pretensioners. We will also be helped during the latter part of the year by a number of important launches of new vehicle models. In addition, currency effects could have a favorable impact of 4% provided that the mid-February exchange rates prevail.

In conclusion, we  expect sales in 2008 to grow by 7% with the organic sales portion growing at approximately 2% and the acquisition in India contributing 1%. Operating margin is expected to improve despite the drop in light vehicle production in our largest markets and to reach a level between 8.0-8.5% in line with our long term target of 8-9%.

Stockholm, February 19, 2008

Jan Carlson
President and CEO

Vision, Mission & Strategy

Our Strategies

We have developed a series of strategies related to Customers, Technology, Cost Control, and Employees. By applying these strategies, we lay the foundation for a strong cash flow which is the cornerstone in our shareholder value-creating process.

Our Vision
To substantially reduce traffic accidents, fatalities and injuries.

Our Mission
To create, manufacture and sell state-of-the-art automotive safety systems.

Our Values
We have a passion for saving lives, and we are dedicated to creating satisfaction for our customers and the driving public. We are committed to the development of people’s skills, knowledge and creative potential, and we are driven for innovation and continuous improvement. We adhere to the highest level of ethical and social behavior. These core values of our company are global, but are applied and executed locally.
By incorporating these values, we create a solid corporate identity – the foundation for a successful future.

Customers

Global Presence
With 80 plants and more than 20 crash tracks in 29 countries, Autoliv has a better global footprint for automotive safety than any company in its industry. This competitive edge is becoming increasingly important as vehicle manufacturers set up operations in new countries and new vehicle manufacturers in Asia enter the global market.

The global automotive occupant restraint market is driven both by global light vehicle production and safety content per vehicle. It is therefore important to have resources in the right markets and with the right customers, i.e. the fastest growing markets and customers. During the past ten years, these growth drivers have expanded the market at an annual average growth rate of 2% and 3%, respectively, to $18.5 billion in 2007.

However, these two growth drivers have now switched in importance. Through 2010, global light vehicle production is expected to grow the market by 4% per year according to industry forecasting institutes, while we estimate that the average safety content per vehicle will grow in the range of 0-1% per year during the same three-year period. The latter growth rate is highly dependent on the mix of the production. The more emerging-market low-end vehicles that are added to the market mix, the stronger the dilutive effect on the global average content, since the safety content in India, for instance, is not even one-fifth of the average safety value per vehicle in North America or Western Europe.

Volume Effects from Low-End Vehicles
However, the low-end vehicles represent an important market due to their sheer volume, and this effect increases in importance as the emerging markets expand their vehicle production. Combined, Asia Pacific and Eastern Europe are expected to account for 90% of the anticipated increase in global light vehicle production through 2010. China, for instance, is aiming at doubling its production to 12 million light vehicles by 2012 from the 2006 level and to outpace Japan as the world’s second largest vehicle producing country. In addition, the safety content of the vehicles in India and other emerging markets is increasing rapidly.

As a result, the Rest of the World region (RoW), which is mainly Korea, China, India and South America, has doubled its demand for automotive safety products during the past five years and now accounts for almost 20% of the global market (but for 30% of global light vehicle production). In addition, the RoW is expected to account for nearly 50% of the expected growth in the global occupant restraint market through 2010.

Global Presence a Necessity
These strong trends make global presence almost a necessity for the success of an automotive safety company, whether it is a matter of supporting Western or Japanese customers expanding in emerging markets or establishing new business relationships with the local vehicle manufacturers in these markets.

In this regard, Autoliv is especially well positioned with manufacturing facilities in all major vehicle producing countries in Asia Pacific and Eastern Europe, and with technical and/or engineering centers in China, India, Korea, Romania and Turkey.

Attractive Customer Mix
Our strong global presence also contributes to achieving a more diversified customer mix. This improvement is due both to new local customers in the new markets and to better opportunities to receive new business in Western Europe and North America from Asian manufacturers as they penetrate these markets in their pursuit of higher global market shares.

The first effect is evidenced by Autoliv’s rapidly growing order intake from Brilliance-Jinbei, Chery, Chagan, Great Wall and other local Chinese vehicle manufacturers that currently only account for 1% of our consolidated sales.

The other trend is best illustrated by the fact that Honda and Hyundai-KIA have become our fastest growing customers. As a result, Honda currently accounts for 5% of our consolidated sales and Hyundai-KIA for 4%, while they were much smaller ten years ago as shown in the graph below.

The same trend goes for all Asian OEMs and, as a result, the Asian vehicle manufacturers now account for 27% of Autoliv’s sales compared to 20% in 1997.

As a mirror effect of this trend, Autoliv’s earlier relatively high dependence on Ford, General Motors and Chrysler has moderated, particularly in North America. These customers accounted for 37% of our consolidated sales in 2007 compared to 47% in 1997 (and their North American businesses for 13% of our total global sales compared to close to 25% in 1997). This evolution is a reflection of the fact that their share of the global light vehicle production has declined from 33% in 1997 to 23% in 2007.

Our continued high global dependence on Ford, General Motors and Chrysler is partly a reflection of the fact that the vehicles from these customers have a higher average safety value than the global average of $270 dollars.

The fact that premium vehicles are especially important for Autoliv is even better evidenced by Volvo and BMW, which both account for 6% of our global sales despite only for 1% and 2% respectively, of global vehicle production.

Change in Competition
The rapid growth in emerging markets is also changing the competitive landscape in our industry. Generally, Autoliv’s major competitors are TRW and Takata which each account for approximately one fifth of the global occupant restraint market, while Autoliv accounts for more than one third of the market.

TRW is an American company, listed on the New York Stock Exchange, with strong market positions in North America and Western Europe. Takata is a family dominated company with 25% of its shares listed on the Tokyo Stock Exchange. Takata is strong in North America and its domestic Japanese market. In North America, there are also two smaller competitors: Delphi and KSS. Consequently, both the North American and the West European markets are relatively well consolidated.

However, in Japan, Korea and China there are a number of local manufacturers, primarily of seatbelts, that often have close ties with the domestic vehicle manufacturers in these countries. Toyota, for instance, has in-house suppliers for seatbelts, airbags (including steering wheels) and inflators that get the majority of the Toyota business in Japan for these products. Consequently, these companies are often the toughest competitors in these markets.

However, as the vehicle manufacturers want to compete with safer vehicles, export them and eventually set up global manufacturing, they increasingly turn to companies like Autoliv with superior global presence and technological leadership.

Our traditional customers are also increasingly turning to global contracts rather than regional contracts as before. Consequently, we believe these trends in the vehicle industry tend to strengthen Autoliv’s competitive position long-term.

Customers

Highest-Value Systems Solutions
Providing our customers with the highest-value systems solutions means delivering the most advanced products, with flawless quality, at competitive prices.

Safety – A Sales Driver for Our Customers
Safety is one of the strongest sales drivers for new cars. In virtually all enquiries about what consumers prefer in their next vehicle, new safety products come on top of or are very high on their priority lists.

By being at the forefront of technology, by crash-testing more vehicles than any other safety company and by working as a development partner for new vehicles, Autoliv assists vehicle manufacturers not only to meet these evolving safety trends but also to take advantage of them and become trend leaders. Over the years, we have contributed to:
•	Volvo becoming the first company in the world to introduce side airbags (in 1994),
•	KIA becoming the first company with knee airbags (in 1995),
•	BMW becoming the first company with side airbags for head protection (in 1997),
•	Volvo and Mercedes becoming the first companies with curtain airbags (in 1998),
•	Renault becoming the first company to receive the highest rating (i.e. five stars) in EuroNCAP’s crash tests (the Laguna in 2002),
•	BMW becoming the first company with seatbelts with adaptive load limiters (in 2002),
•	Jaguar becoming the first company with a pedestrian protection pop-up hood (in 2005),
•	Chrysler becoming the first company with a Safety-Vent Airbag (in 2006),
•	Renault becoming the first company with an adaptive Multi-Volume Cushion airbag (in 2007).

The success of new safety innovations does not only depend on finding a technical solution that could satisfy a pressing market need. Equally important – and usually the biggest hurdle – is to find a technical solution that is affordable for private individuals. Additionally, even if a new safety technology is reasonably priced for high-end vehicles, we need high volumes to recover our development costs and to make meaningful profits. Typically, this means making the next generation of a product even more affordable, thereby making it possible for vehicle manufacturers to use the technology to attract buyers to their mid-range vehicles and, later, even to their low-end car models.

Consequently, we are working on several fronts to give our customers the highest-value safety systems solutions.

Higher Safety Value per Vehicle
By continuously developing new higher value solutions, we can increase the average safety content per vehicle and, thereby, grow the automotive safety market faster than the underlying light vehicle production. This has been the case during the past ten years when the occupant restraint market has been growing at an annual average rate of 5% while global light vehicle production has been growing at an average  rate of 2% per year.

However, by applying this strategy, we can also grow our company faster than the market. This has also been the case during the past ten years, when Autoliv’s sales have risen at an average annual rate of 8%, 3 percentage points faster than the market in general.

Market by Product Line
Autoliv’s superior growth is partly a reflection of the fact that curtain airbags and other side airbags, where Autoliv commands a market share approximately of 40%, are the fastest growing product line in the market. Already, these products that were first introduced in the mid-90’s, account for 27% of the $19 billion global occupant restraint market. In addition, these airbags are expected to account for more than 30% of the growth of the global market during the next three years.

We are also benefitting from having more than 40% of the global seatbelt market. These products have grown almost as fast as the market. In addition, we have not only grown our sales steadily but have also been at the technological forefront by introducing pretensioners and load limiters. As a result, we have  prevented our seatbelts from becoming commodified. In 2007, seatbelts accounted for 28% of the market.

The market value for frontal airbags has, on the other hand, remained at around $5 billion during the last four years despite increasing volumes. The stagnation is a reflection of pricing pressure. However, Autoliv has been less affected by this stagnation than many competitors since these products represent less than 20% of our 2007 revenues.

Safety electronics have grown in line with the general market and continue to account for close to 20% of the market. However, in this product line, Autoliv has doubled its market share to 18% in 2007 from 8% in 1997. This has been achieved both through a major acquisition in 2002 (Visteon Restraints Electronics) and as a result of more customers preferring to source the safety electronics from the supplier of the airbags. These vehicle manufacturers are, in essence, taking full advantage of our highest-value safety system solutions.

Highest Level of Service and Commitment
Despite the fact that our products are service free and designed and manufactured to last  as long as the vehicle, customer service and commitment are important competitive tools for Autoliv.

Service – A Business Opportunity
Customer service is an integrated part of our business process. During the development of a new vehicle model, we are often consulted as a “safety specialist” and work as a “development partner”. We have a unique capability compared to our competitors for this trusted role, since we are the only automotive safety supplier that has dedicated resources to perform full-scale tests with complete vehicles and not only sled tests.

We are also often trusted with running the crash simulations in our “high speed” computers where we optimize our products and other safety critical functions to the particular structure of the planned vehicle. These “optimizations” are based on experiences gathered during many years of crash testing a wide range of vehicle models.

Thanks to this safety expertise and our other test analysis resources, we can provide customers advice on how to improve the safety of a planned vehicle and how to tune the various safety systems, both to each other and to the intended vehicle body design, thereby achieving the most effective overall occupant protection system. The pyrotechnic seatbelts, for instance, should work hand in hand with the frontal airbags to prevent excessive loads on the occupant and minimize any risks for the occupant hitting the steering wheel or dashboard. Ultimately, the systems have to be tuned to the “crash pulse” of the vehicle. (A smaller vehicle stops more abruptly in a crash resulting in higher g-forces than a larger vehicle with a longer energy absorbing crush zone). This is one of the services we provide to our customers.

Service – Crash Testing
Near the end of the development cycle, the new vehicle has to undergo a series of verifying crash tests. These are regulatory tests, NCAP rating tests and voluntary tests that the vehicle manufacturer thinks are important to validate the safety system. Since the criteria in the legally mandated tests are different in the United States, the European Union and Japan, a significant number of crash tests are necessary for global vehicle models. Taking responsibility for the proper execution of such crash tests is another important part in our service to our customers.

Outsourcing these tests is often a very cost-efficient option for the vehicle manufacturer. Crash tests require expensive equipment (towing accelerators, high-speed cameras, computers, etc.). In addition, new test requirements are continuously being added to the existing plethora of tests, resulting in the need for additional investments.

While vehicle manufacturers are reluctant to let any of their competitors crash test a new vehicle model, an independent specialist like Autoliv could do that, thereby achieving better utilization of these expensive resources.

In addition, by crash testing a wide variety of vehicles from different manufacturers, Autoliv’s specialists gather experience that can help improve the efficiency of our customers’ test programs. Such expertise and insight give Autoliv a unique competitive advantage as our competitors do not specialize in such full-vehicle crash testing services to the OEM. In contrast, Autoliv has made crash testing a business idea in itself.

Our Commitment
The main commitment to our customers is delivering high volumes of flawless safety products just in time. Since our life-saving products never get a second chance, we are committed to the highest level of quality and to deliver these products for the entire life of the vehicle model.

These deliveries need to be at the right quantities every day, both during peak production and before the end of production when the volumes could drop by 50% or more. These production volume swings make our commitment challenging, and the challenge is certainly not reduced by the inherent difficulty of correctly foreseeing the sales success of a planned new vehicle model.

To ensure that we will be able to deliver on our commitment, we therefore design and use flexible assembly lines, preferably in low-cost countries, rather than highly automated lines in high-cost countries.

Since Autoliv specializes in automotive safety and does not have any other business areas, we are fully dependent on this market and on the success of relatively few customers. The ten largest vehicle manufacturers account for 71% of global light vehicle production and for 85% of our consolidated sales.

Our sales and profits are reduced when a customer’s sales drop and we are the supplier to the affected vehicle or vehicles. Similarly, if our customer is doing well, we usually have a good chance to do well also.

This dependence ensures our commitment to our customers, which is an advantage for them – and a competitive strength for Autoliv.

Crash Tests with Complete Vehicles
Autoliv is the only automotive safety supplier with dedicated resources for crash testing of complete vehicles and not only vehicle bodies in sled tests. We have 8 tracks for such full-scale tests (in Australia, France, Germany, Japan, Spain, Sweden and the U.S.), in addition to 13 sled test tracks. The experience our experts  gather from these crash tests gives Autoliv a unique capability to work as a “safety consultant” and a “development partner” with the vehicle manufacturers.

This is also evidenced by the fact that more than 20% of our research, development and engineering (R,D&E) activities are paid by customers and other external parties. R,D&E gross usually corresponds to nearly 8% of sales and to approximately 6%, net after engineering income from customers.

Technology

Technological Leadership
In our quest to reduce traffic accidents, fatalities and injuries we use our technological leadership to research automotive safety problems beyond current regulatory and rating requirements.

Strong Position in Patents
Our commitment to technological leadership shows up in a strong position in patent statistics. In 2005 (latest year with official statistics), Autoliv accounted for 4% of all new automotive safety filings, and for 7% of all subsequent filings. Subsequent filings are a good indication of the patents’ quality since it means that the patent owner has deemed it worthwhile to seek a broader market protection.

Autoliv holds more than 4,500 patents covering a wide range of innovations and products in automotive safety and key technologies.

Many Technical Centers
We have eight technical centers worldwide with crash-test labs for full-scale tests of complete vehicles weighing up to two tons. We also have 13 sled tracks for crash testing of vehicle bodies.

In 2007, Autoliv became the first automotive safety supplier in the world with a so called “pitching sled”. This new advanced crash sled is better suited to replicate the crash dynamics of future vehicle designs.

Corporate research is conducted by some 30 technical specialists at our Swedish safety center, while most of the corporate development projects are assigned to our technical centers in France, Germany, Japan, Sweden and the United States. Application engineering projects are completed locally in each major subsidiary.

In total we have 4,000 engineers and related support people in R,D&E. This corresponds to close to 10% of total headcount.

Investment in R, D&E
During 2007, gross expenditures for Research, Development and Application Engineering (R,D&E) increased by $7 million to $514 million which corresponds to 7.6% of sales, down from 8.2% in 2006 and the 2003 expenditures of 7.9% which were unusually high.

Of the amounts, $116 million in 2007 and $106 million in 2006 were related to customer-funded engineering projects and crash tests.

Net of this income, our R,D&E expenditures remained almost unchanged at $396 million compared to $395 million in 2006, but decreased in relation to sales to 5.8% from 6.4% in 2006. This reduction was due to better utilization of R,D&E resources and the transfer of engineering work to LCC. It did therefore not affect the development of new products.

Of the $396 million in 2007, 80% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 20% is not only for completely new innovations but also for improvement of existing products, standardization and cost reduction projects.

Innovation Award for New Product
The Safety-Vent Airbag we launched in 2006 is seeing healthy sales growth, and we have been awarded more than 30 contracts for this innovative airbag that offers enhanced protection for front-seat passengers.

In 2007, the bag received the Automotive News PACE Award for superior product innovation.

Today’s Best Growth Driver
Curtain airbags for head protection in side impacts is the fastest growing product on the market. One reason for this strong demand is the fact that these airbags are mandated by a new federal law for all new light vehicles sold in the United States. The regulation will be phased in during a three-year period through August 2013.

Curtain airbags are approximately twice as efficient in side impacts as frontal airbags are in frontal crashes. The costs for curtain airbags are not significantly different from the cost of frontal airbags. As a result, there is a strong market demand for these products all over the world.

Product with Long-term Potential
Market demand for knee airbags is growing. This reflects the fact that lower leg injuries are receiving much more attention now as more people survive frontal crashes thanks to airbags and seatbelts.

Knee airbags can help prevent long-term disabling injuries which are very important for many occupants that now survive crashes.

Complete System Capabilities
Autoliv is now looking to further reduce accidents and their severity by developing new and complementary active safety products and systems. As a market leader in airbags and seatbelts, Autoliv has a competitive edge when integrating passive and active safety technologies and developing complete safety systems.

Integration of Electronics
In 2006, Autoliv took the lead in merging active and passive safety systems, when we were trusted with the world’s first contract for integration of the primary sensors of the vehicle electronic stability control unit (ESC) into an airbag electronic control unit (ECU). By integrating such sensors, our customer estimates that they will save almost 50% of the cost for one of these control units. As a result, we have received additional contracts during 2007 for this cost-efficient solution. Since Autoliv is not producing any products for the ESC market, our revenues will increase due to the higher value from integrating ESC-sensors into our airbag ECU.

Some vehicle manufacturers see this integration initiated by Autoliv as a first step in a radical redesign of the electronic architecture in vehicles. Over time they expect that an increasing number of safety functions will migrate into the airbag ECU from other ECUs, making more electronic components redundant and providing additional savings for the vehicle manufacturers.

Night Vision
Autoliv has also taken the lead in night vision systems by developing a heat-emission detection system that is so sensitive it enables the driver to see in total darkness without any infrared lamps or other illumination. By detecting the emitted heat from all objects in front of the vehicle instead of using reflections from lamps, the driver’s field of view is not limited to the illuminated area of the vehicle beams. Consequently, the driver can see not only further (up to 300 meters) but also wider which is important on winding roads and for detecting animals and children suddenly dashing in front of the vehicle from the side of the road. Consequently, this technology could and will be used as a pre-crash sensor that first warns the driver and, in the next step, prepares the vehicle and its safety systems for an unavoidable crash. This is another example of Autoliv’s complete system capabilities.

The current night vision system was introduced at the end of 2006 on the BMW 7-series and is now also available on the 5- and 6-series. In 2007, two other vehicle manufacturers signed up for the system and Autoliv started to develop the next generation of this promising technology.

Active Seatbelts
Another example of our capability to integrate airbags and seatbelts with new active safety technologies is active seatbelts. These seatbelts make use of the information available in active safety systems such as radar, cameras or the electronic stability control (ESC) system to warn and restrain the occupant when an active safety system indicates that the vehicle is in a dangerous situation.

The seatbelts have electrically driven pretensioners that tighten the belt as a precaution in hazardous situations, and then release some webbing if the driver manages to avoid the traffic hazard. This function could also be used to warn the driver by letting the pretensioners vibrate the seatbelt webbing.

Already, Autoliv delivers active seatbelts to three vehicle models for two customers, and there is a strong demand from other manufacturers of premium brand vehicles.

Active Structures
So far, it has been impossible to tune the design of a vehicle for each specific crash condition. Instead, structural design has been a fixed compromise between different requirements. However, this drawback could soon be eliminated by combining active pre-crash sensors such as radar with “active” structures that Autoliv is developing. In addition, this complete system solution can offer lower weight, and hence less CO2 emission.

An active structure could use a “crash box” at the front end of the vehicle beam. An empty crash box is relatively soft to provide the best possible protection to pedestrians’ legs in low to medium speed crashes. In the event of an imminent high-speed crash, a pre-crash warning system will trigger a gas generator that pressurizes the crash box. The structure then becomes stiff and offers more efficient protection in the crash.

With this improved structure and crashworthiness, it could be possible to make vehicles smaller, more compact and with less weight, thereby reducing fuel consumption and emissions.

Automatic Emergency Notification
In 2007, Autoliv received the first European e-Call order which is part of our low-cost solution for providing “eCall in Every Car”. The electronic control unit (ECU) of the airbag has a new feature that provides an automatic notification to the emergency authorities from a vehicle whose airbag has deployed in a crash.

The European Commission has estimated that 5%, or 2,500 fatalities, resulting from automobile accidents, could be avoided in Europe through the use of these integrated, automatic eCall systems.

Night Vision
Autoliv’s IR-based night vision system is so sensitive that it can see in total darkness without any infrared lamps or other illumination. It uses heat detection which enables the driver to see longer and wider than with other IR-systems for automobiles.

Active Seatbelts
The active seatbelt has an electrically driven pretensioner that tightens the belt as a precaution in hazardous situations, and then releases some webbing if the driver manages to avoid the traffic hazard.

Cost Control

Efficient Manufacturing and Purchasing
Through our effective cost management in manufacturing and purchasing we create customer and shareholder value.

Our main targets for cost efficiency are to:
• Reduce direct material costs at the same rate as our market prices decline, i.e. by at least 3% annually.
• Move manufacturing to low-cost countries (LCC) at a rate of 1,000 jobs per year.
• Consolidate the number of suppliers long-term to about 500 with focus on LCC.
• Improve labor productivity by at least 5% per year.
Autoliv’s two most important cost items to control are direct material and labor.

Reduce Impact of Raw Material Prices
Approximately half of our revenues are spent on direct materials from external suppliers. The cost for the raw material content in these components currently represents approximately 40%, while the other 60% represents the value added by our supply base (for more details on dependence on raw materials and components).

The raw material value portion in our costs for components has increased from 25% in 2002 to 40% in 2007. This percentage is likely to continue to increase, due to continued high raw material prices and to our increasing sourcing in LCC. By shifting sourcing of components to LCC we can reduce labor cost and the value-added by our suppliers but the raw-material portion of our direct material costs is unaffected by these shifts.

The most efficient cost-reduction method is redesigning and replacing existing designs and components with new, standardized and more cost-efficient ones. Particular focus is on reducing material content. For instance, our latest passenger airbag being introduced in 2008 has 25% less weight than the previous product generation which, in turn, is 30% lighter than its predecessor. Fewer components also simplifies the manufacturing and purchasing process, thereby reducing costs even more.

Supplier Consolidation
Another tool aimed at reducing direct material cost is our supplier consolidation program which is expected to reduce the number of suppliers from 2,500 in 2004 to approximately 500 before the end of this decade. In 2007, we reduced our supplier base to 1,830 suppliers, and 90% of our direct material spend is already concentrated to 500 suppliers.

We also use our VEVA (Value Engineering & Value Analysis) projects to intensify our work in reducing product and component complexity.

Sourcing in Low-Cost Countries
We also actively increase our level of component sourcing in LCC. In 2007, sourcing in these countries rose by 6 percentage points to approximately 30% of total direct material costs compared to less than 15% in 2004 when this program was initiated. By 2010, our target is to have increased our component sourcing in LCC to 50% of our direct material spend.

Through the above-mentioned strategies, we have every year met our direct material cost reduction target of at least 3%, except in 2005 when steel prices sky-rocketed. In 2007, we estimate that we reduced our direct material cost by 3.3%.

Productivity Improvements
The second most important cost is wages, salaries and other labor costs. They correspond to a quarter of our revenues. LCC also offer attractive savings possibilities for these costs by consolidating our manufacturing base and reducing headcount in high-cost countries (HCC). In addition, by moving and building capacity in Eastern Europe and Asia Pacific, Autoliv becomes well-positioned to take advantage of  growth opportunities in these booming markets.

During 2007, one seatbelt plant in the U.S. was closed and several manufacturing lines moved to LCC. In total, headcount in HCC was reduced by 2,050, while headcount in LCC was increased by 2,150 (including 600 from an acquisition in India) to 52% of total headcount, compared to only 29% five years ago.

In addition, for several years, we have met our target to improve direct labor productivity (measured as a reduction of labor minutes per unit) by at least 5% per year. In 2007, the improvement was at least 7%.

Thanks to these measures, labor costs have been reduced even faster than the price reductions in our industry. In 2007, labor cost was down by 1.7 percentage points to 25.4% of sales from 27.1% in 2003 despite salary increases and expansion in our R,D&E, which is mainly labor.

Targets and Achievements

	Long-term target	Performance in 2007	Target achieved?
Direct material cost	- 3%/yr	- 3.3%	Yes
Labor productivity1)	5%/yr	7.2%	Yes
Sourcing in LCC	15% -> 50%	24% to 30%	–
Jobs to LCC	1,000/yr	2,050	Yes
Supplier consolidation	2,300 -> 500	1,850 to 1,830	–

1 ) Measured as labor minutes per unit produced.

Quality Excellence
Quality excellence is a key to our financial performance, since it is critical for winning new orders and it affects our  scrap rates and therefore our profitability and cash flow.

Our products never get a second chance. Superior quality is therefore a “must” for a reliable, world-class supplier of safety systems. We must deliver flawless products and still meet the tough price conditions in the automotive industry.

“Zero Defect” Principle
In this pursuit of excellence we have, for many years, applied a “zero defect” principle that emphasizes proactive methods aimed at eliminating root causes, rather than screening out non-conforming products at the end of the manufacturing line.
•
Autoliv’s Product Development System (APDS) ensures that all new products pass five mandatory checkpoints: 1) Project planning, 2) Concept definition, 3) Product and process development, 4) Product and process validation, and 5) Product launch. In this way, we proactively prevent problems and ensure we deliver only the best designs to the market.

•
Equally important is the training of our employees. Through the Autoliv Production System (APS) emphasis is placed on ensuring that all Autoliv associates are aware of and understand the critical connection between themselves and our life-saving products.

•	Autoliv’s Supplier Manual (ASM) focuses on preventing bad parts from entering our plants, and helps eliminate bad intermediate products as early as possible in our assembly lines.
•
Through the Autoliv Quality System (AQS) we equip manufacturing lines with sensors, cameras and other instruments – at selected critical stations – for detecting errors as early as possible, and ultimately for preventing us from shipping bad products.

We also maintain an advanced product traceability system capable of tracing a product down to a specific vehicle level provided the vehicle manufacturer has an equally efficient traceability system. This increases the confidence people place in our safety systems and contributes positively to our sales.

Flawless Products and Deliveries
We register all customer deviations and include them in our quality measure. Reported quality deviations very rarely affect the performance of our products. Virtually all deviations are, instead, due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the “look and feel” is important to the car buyer.

All deviations are registered in our quality measure PPM (parts per million). The maximum level accepted by our customers is generally 10 PPM. This represents one non-conforming part per hundred thousand delivered.

To give an idea of how tough this target is, it could be compared to the number of days since 1750, (i.e. before, for instance, the founding of the United States). Ten PPM would require that there not be one single bad day in more than 257 years.

Autoliv Awards in 2007
In 2007, Autoliv received a record number of 14 awards from six different customers for achievements during 2006. For instance, Autoliv, represented by COO Benoit Marsaud, was presented the Global Contribution Award by Toyota’s CEO Mr. Katsuaki Watanabe.

Certification of Excellence
At the end of 2007 93% of Autoliv’s facilities were certified to the automotive quality standard ISO/TS 16949. These facilities represented 99.4% of consolidated sales. This is as close to 100% as we could get, since we are continuously opening new plants.

Employees

Dedicated and Motivated Employees
By offering our employees an attractive and safe workplace, we ensure that Autoliv has enough competent and motivated people to maintain its growth.

We have a great workforce with many dedicated, skilled and industrious people all over the world. By continually developing their skills, knowledge and potential, we believe our organization will strengthen its competitive edge in the current, challenging global environment. By encouraging our employees to grow, we will grow our business.

Employee Training and Development
We are committed to the development of our associates, as we are convinced that people want to do their best and be successful. Training and development programs, job rotation – cross function as well as cross country – are fundamental in developing people. By investing in these programs we provide our highly dedicated and motivated employees with a broader view and attract talented professionals and skilled workers. Some examples of our program activities are:
•	In 2007, we increased our investments in employee training and development programs to a record high of eight days per employee per year.
•	We have a program for identifying high potential employees, who are offered development plans, including leadership training. A majority of our senior managers have been recruited internally.
•	We offer our employees international assignments. During 2007, 240 employees experienced such assignments.
•	In order to recruit the most competent people to open positions in the Company, we have also introduced a career development tool that is used both internally and externally.
•	Our global trainee program resulted in 10 participants joining Autoliv on a permanent basis in 2007. These new employees represent six nationalities, their average age is 29 years and 40% are women.
Our training and development programs are enhancing mobility and developing our increasingly global and diverse workforce to become more flexible, dynamic and target driven.

Leadership Talent
Each day Autoliv creates a global culture of excellence through the joint work of our many employees. A competitive global business environment demands leaders that have a global mindset while managing the key local daily issues and activities.

Leadership development on all levels is therefore a driving force for sustained excellence through adaptability and results. Since the start of our leadership development in 2003, some 600 managers have been participating in our global program. Our program identifies the specific needs posed by our global business and ensures training according to very high standards, incorporating our core values. A large part of the leadership development is done locally and is facilitated by internal trainers. By using standardized modules, we secure development and adoption of our five leadership behaviors – leading culture, people, performance, change and teams.

We encourage our leaders to develop a common culture of excellence that supports our global business and, at the same time, use the diversity of our people as a strength to build a successful future for Autoliv.

To maintain our Company’s worldwide leading position and to prepare for upcoming generation shifts, a succession-planning program for all key positions was implemented worldwide four years ago. Offering cross function and cross border experience is an essential part in preparing the identified high-potential employees for their future career. Today 25% of our selected high-potential employees are on international assignments.

Value-Based Safety
Our commitment to employee health and safety extends well beyond regulatory mandates and an excellent safety record. Employee well-being is, in fact, a fundamental value that greatly influences our ability to achieve continued success.

For this reason, we have implemented a unique approach to workplace safety that underscores our quest for continuous improvement. After introducing a series of pre-shift warm-up exercises led by employees in many of our plants, our ergonomic injury rate decreased dramatically. Another example is our innovative “Work-Fit” program through which our employees are even better matched to tasks best suited to their skills and physical abilities. Ensuring that we get the right people in the right jobs not only promotes job dedication and satisfaction, but also reduces the risk of injury. The positive results from this progressive value-based thinking are evidenced in fewer of injuries and reduced absenteeism.

All of our plants’ safety records are benchmarked. In 2007, eight plants met our tough target of zero injuries. The graph below shows the injury rate (i.e. number of injuries per 200,000 work hours) for the entire Autoliv corporation.

Reduction of absenteeism in our plants is an important target for us, especially in Western Europe where our absenteeism has historically been close to 10%. However, we have managed to reduce it gradually and, in 2007, the level was 4% in Europe, close to our global average of 3%.

Productivity and Value Added in Business
As a broad measure of our employees’ business contribution, Autoliv monitors productivity and value added.

Since 2003, value added per associate has increased by 5% to $74,592 in 2007 which should be compared to the average cost per associate that increased by 2% during the same period to $41,159. During all of these five years from 2003 through 2007, these key measures have been impacted by currency rate fluctuations and, above all, comprehensive moves of production to low-cost countries (LCC). In LCC not only is labor cost less than in HCC but manufacturing is also less automated and therefore the value added per head lower.

In 2007, labor productivity in manufacturing improved by approximately 7.2%, compared to our target 5% per year. We measure labor productivity as labor minutes per unit produced (LMPU).

Meet one of Autoliv's Former Trainees
You finished the Trainee Program in June 2007. What were the main benefits of the program for you?
Assignments in different plants introduced me to an international working environment and also provided contacts with new national cultures. Of course, I also learned a lot about Autoliv, its products and how they are designed and tested. The trainee program has been a very interesting personal and developmental experience for me.

Please describe your job as Test Center Manager in Brasov, Romania.
I am responsible for quality and engineering tests in our new engineering center. My work covers a wide range of tasks. It ranges from planning and follow-up of construction work and installation of new equipment to leading and growing our young team.

How did the Trainee Program prepare you for your current job in Romania?
Being a trainee provides you with a broader view. Through the program I gained valuable knowledge on how Autoliv applies and executes its global values locally. I now have a comprehensive insight into Autoliv. Along with the specific training I also established personal contacts with colleagues, both cross country and cross function, which are essential for my current job.

Dr. Axel Selk, Test Center Manager in Romania

Shareholders

Value-Creating Cash Flow
By creating customer satisfaction, maintaining tight cost control, developing new products and having dedicated and motivated employees we generate cash flow that can be used for creating shareholder value.

Cash Flow Generating Capability and Capital Efficiency
Autoliv’s growing business and capital efficiency gives the Company the potential to continue to generate strong cash flow.

From 2003, it has been possible to grow sales by 28% and operating income by 25% (on a comparable basis), and still only increase capital employed by 11%. This improvement in capital efficiency reflects a number of initiatives, such as plant consolidations, outsourcing, simplification of manufacturing processes by product redesign and moving to low-cost countries where less capital-intensive manufacturing processes can be utilized. Furthermore, growth in sales and profits has been achieved without any major acquisitions. As a result, goodwill and other intangibles, net now correspond to 26% of sales compared to 32% in 2003.

At the end of 2007, operating working capital at 9.1% of sales was well in line with our target of not more than 10%. We expect to meet this target also for the next few years, although it may fluctuate between quarters.

Our Cash Flow Model
Since our market is expected to grow at a rate of at least 4% per year through 2010 (based on external forecasts of vehicle production), it should be possible to continue to grow business organically i. e. even without major acquisitions. As a result and given the cost containment programs we have introduced, we should be able to grow earnings faster than capital employed and thereby continue to generate a strong cash flow.

When analyzing how to best use our operating cash flow (of $781 million in 2007), the Autoliv Board uses the model depicted below to create shareholder value.

The model takes all important variables into account such as the cost of marginal borrowing, the return on marginal investments and the price of the Autoliv share.

Investing in Operations
To create long-term value for shareholders, cash flow from operations should only be used to finance investments in operations to the point when the return on investments still exceeds the cost of capital. Autoliv’s returns on capital employed have for a number of years met or exceeded 12% and therefore the Company’s cost of capital.

In 2007, we therefore reinvested a net of $435 million in our business, including acquisitions. Of this amount, capital expenditures, net were $314 million, or 4.6% of sales.

During the next few years, we believe that capital expenditures will remain at this 5% level and continue to be in line with depreciation (including amortization). The need for additional manufacturing capacity could, however, increase following the recently issued, tougher regulations on side-impact protection in the United States.

Acquisitions
Autoliv also invests in operations through acquisitions. In 2007, the Company paid $121 million for shares in companies.

In recent years, our focus has been on acquisitions in Asia to take full advantage of the rapid growth in these emerging markets. During 2007, Autoliv therefore acquired the remaining shares of its joint ventures in Korea (Autoliv-Mando), India (Autoliv IFB Private Limited) and in Changchun in Northern China.

Targets and Achievements

	Long-term target	Performance in 2007	Target achieved?
Organic sales	Better than market	4.0%1)	–
Operating working capital	<10% of sales	9.1%	Yes
Leverage ratio	<3 times	1.5	Yes
Interest coverage	> 2.75 times	9.8	Yes
Operating cash flow	>$500 million/yr	$781 million	Yes

1) Compared to 5% growth for our market.

Optimal Capital Structure
The next phase in our shareholder value creation model is to ensure that Autoliv’s capital structure is optimal for the Company’s owners. Currently, Autoliv’s leverage ratio is 1.5 and the Company’s interest coverage ratio is 9.8, compared to our policy targets of significantly below 3.0 and significantly above 2.75, respectively. Increased leverage can therefore be used to improve the potential to create incremental shareholder value by buying back shares and thereby seeking to grow earnings per share (EPS) faster than operating income. Since 2003, EPS has increased at a compounded annual average growth rate of 8.8% compared to 5.7% for operating income (on a comparable basis) during the same period. More than 70% of this superior EPS growth is due to our share buyback program.

Dividend Policy
Since Autoliv uses both dividend payments and share buybacks to create shareholder value, the Company has no set dividend policy. Instead, the Board of Directors continually analyzes which one of the methods is most efficient to create shareholder value. Management believes that such recurrent analyses have the potential to generate more value for Autoliv’s shareholders than a pre-defined dividend policy.

Total Funds Returned to Shareholders
In 2007, this approach resulted in a total return to the Autoliv shareholders of half a billion dollars, which was 43% more than the year’s cash flow before financing and corresponded to a total yield of 11.2%, i.e., total returns in relation to Autoliv’s average market capitalization during 2007.

Dividend
In 2007, Autoliv increased the dividend from 37 cents per share for the first quarter to 39 cents per share for the other quarters of the year, and increased total dividend payments to Autoliv’s shareholders by 8% to more than $120 million for the full year.

Over the past five years, the dividend per share has been raised at an annual average compound growth rate of 25%.

Share Buybacks
Stock repurchases create value if the share is undervalued, but it destroys value if the share is overvalued. Autoliv therefore tries to buy back shares opportunistically, i.e. more shares when there is deemed to be a dip in the share price and fewer shares when the share price is higher.

In 2007, Autoliv bought back shares for $380 million. On the Company’s marginal debt, the interest rate is currently less than 5% or not even half of Autoliv’s long-term return on equity of at least 12%. Hence, it was profitable to increase leverage and, consequently, net debt was increased during 2007 by $172 million (measured at year-end currency rates).

Since the inception of the repurchase program in 2000, nearly 31 million shares have been repurchased for $1.3 billion at an average cost of $42.47 per share. At the end of 2007, the Autoliv share closed at $52.71, indicating a market value of approximately $1.6 billion for the repurchased shares. This 24% increase in the indicated market value compares favorably with the 15% reduction in the average number of shares outstanding during the same share repurchase period. This is in spite of the general stock market’s drop towards the end of the measuring period, 2000-2007.

Share Price Performance
As a result of the Company’s profit improvements and successful share repurchases, the Autoliv stock has outperformed both most of its peers in the automotive industry and the general stock market in New York by rising 152% during 2003-2007 to $52.71 last paid, compared to an increase of 67% in the S&P 500 Index and of 34% in S&P’s Auto Components Index during the same five years.

Shareholders

Share Performance
Over the past five years the Autoliv stock has outperformed the S&P 500 index in New York by 85%, and its industry peers in the S&P 1500 Auto Components index by 118%.

New York
Between the beginning of 2003 and the end of 2007, the Autoliv share rose by 152% to $52.71 on the primary market for the Autoliv securities, i.e. the New York Stock Exchange (NYSE).The S&P 500 index increased by 67% during the same five-year period and the S&P 1500 Auto Components Index increased by 34%.

During 2007, the S&P 500 rose by 4%, and the  S&P 1500 Auto Components Index by 12% while the Autoliv stock declined by 12%.

The average daily trading volume in Autoliv shares was 340,566 in New York (compared to 484,900 in 2006).

Stockholm
In Stockholm, the price of the Autoliv Swedish Depository Receipt (SDR) rose by 107% to SEK 349.50 during the five-year period 2003 through 2007, while the composite index in Stockholm increased by 145% during same period.

The average daily trading volume was 219,238 in Stockholm during 2007 compared to 310,896 during 2006.

In 2007, the Autoliv SDR was the 45th most traded security in Stockholm, accounting for 0.3% of the trading compared to 0.6% during 2006. In Stockholm, Autoliv’s SDRs are traded on the stock exchange’s list for large market cap companies.

Number of Shares
Due to Autoliv’s share repurchase program the number of shares outstanding, net of treasury shares, decreased during 2007 by 8% to 73.8 million from 80.1 million on December 31, 2006.

The weighted average numbers of shares outstanding (assuming dilution) was 78.3 million during 2007 and 82.5 million during 2006. During 2007, the Company repurchased 6,625,595 shares for $380 million corresponding to an average cost per share of $57.35.

Stock options and granted Restricted Stock Units (RSUs) could, if exercised, increase the number of shares outstanding by 1,145,912 and 245,533 respectively (see Note 15). This would increase the total number of shares by 1.9% to 75.2 million.

In November 2007, the Board of Directors authorized a fourth Share Repurchase Program for up to 7.5 million of the Company’s shares. At December 31, 2007, 6.9 million shares remained of this mandate for repurchases.

Number of Shareholders
Autoliv estimates that the total number of beneficial Autoliv owners on December 31, 2007, exceeded 70,000 and that approximately 80% of the Autoliv securities were held in the U.S. and approximately 5% in Sweden. Most of the remaining Autoliv securities were held in the U.K. and Central Europe.

On December 31, 2007, Autoliv’s U.S. stock registrar had nearly 3,500 holders of Autoliv stock, and according to our soliciting agent, there were over 60,000 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to the depository bank in Sweden, there were 3,000 record holders of the Autoliv SDRs and according to the Swedish soliciting agent nearly 6,000 “street holders” of the SDRs. Many of these holders are nominees for other, non-Swedish nominees.

The largest shareholders known to the Company are shown in the table on the next page.

Stock Incentive Plan
Under the Autoliv, Inc. 1997 Stock Incentive Plan adopted by the Shareholders and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of:
•	Stock options
•	Restricted Stock Units (RSUs)

All options are granted for ten-year terms, have an exercise price equal to the fair market value of the share at the date of the grant, and become exercisable after one year of continued employment following the grant date.

Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement (see Note 1 and Note 15).

Dividends
If possible, quarterly dividends are paid on the first Thursday in the last month of each quarter. The record date is usually one month earlier and the ex date (when the stock trades without the right to the dividend) is typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv’s corporate website.

The dividend paid in the first quarter 2007 was 37 cents per share and in the other three quarters 39 cents. Total cash dividends of $121 million were paid in 2007, an increase of 8% compared to 2006. During the last five years, the quarterly dividend per share has been raised at an annual average rate of 25%.

For 2008, the Company declared on December 19, 2007, a dividend of 39 cents per share for the first quarter and of 39 cents for the second quarter on February 19, 2008.

Annual General Meeting
Autoliv’s next Annual General Meeting of Shareholders will be held on Tuesday, May 6, 2008, at The Ritz-Carlton Hotel, 160 East Pearson Street, Chicago, Illinois, 60611 USA.

Shareholders are urged to vote on the Internet whether or not they plan to attend the meeting.

Public Information Disclosure
We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously. All relevant public information is reported objectively. Information given by Investor Relations is authorized by the Management.

Financial Calendar
April 22, 2008	Q1 Report
May 6, 2008	Shareholders AGM
July 22, 2008	Q2 Report
October 21, 2008	Q3 Report
January 29, 2009	Q4 Report
End of February, 2009	10-K Filing

Key Stock Price Data

New York	Price ($)	Date
Opening	60.30	Jan 2, 2007
Year high	65.09	Oct 19, 2007
Year low	52.67	Dec 27, 2007
Closing	52.71	Dec 31, 2007
All-time high	65.09	Oct 19, 2007
All-time low	13.25	Sep 21, 2001

Stockholm	Price (SEK)	Date
Opening	418.00	Jan 2, 2007
Year high	435.00	Jan 25, 2007
Year low	344.00	Dec 27, 2007
Closing	349.50	Dec 28, 2007
All-time high	451.00	Mar 24, 2006
All-time low	137.50	Jan 4, 2001

The Largest Shareholders 1)

%	No. of Shares	Owner
11.8	8,681,476	AllianceBernstein
5.7	4,183,953	LSV Asset Management
5.1	3,755,236	Iridian Asset Management, LLC
4.4	3,200,400	Renaissance Technologies Corp.
3.8	2,760,885	Blavin & Company Inc.
0.9	665,270	Management/Directors as a group 2,3)
100.0	73,807,784	Total December 31, 2007

1) Known to the Company, out of more than 70,000 shareholders   2) As of February 19, 2008. 3) Includes 459,045 shares issuable upon exercise of options that are exercisable within 60 days.

Share Price and Dividends
New York (US$)	Stockholm (SEK)	Dividend Declared	Dividend Paid

Period	High	Low	Close	High	Low	Close	US$	US$
Q1 2007	62.12	55.50	57.11	438	385	399	0.39	0.37
Q2 2007	61.83	56.04	56.87	417	379	391	0.39	0.39
Q3 2007	60.29	51.32	59.75	407	359	389	0.39	0.39
Q4 2007	65.09	52.50	52.71	421	338	350	0.39	0.39

Q1 2006	58.04	46.51	56.58	451	359	442	0.32	0.32
Q2 2006	60.19	52.00	56.57	445	372	405	0.35	0.32
Q3 2006	57.74	51.74	55.11	431	380	406	0.37	0.35
Q4 2006	61.00	54.29	60.30	424	392	414	0.37	0.37

Analysts

ABG SUNDAL COLLIER
Erik Pettersson

R.W. BAIRD
David Leiker

BUCKINGHAM RESEARCH
Joseph Amaturo

CARNEGIE
Björn Enarson

CHEUVREUX
Patrik Sjöblom

CSFB
Arndt Ellinghorst

DEUTSCHE BANK
Rod Lache

ENSKILDA SECURITIES
Anders Trapp

EVLI
Michael Anderson

EXANE BNP PARIBAS
Yahm Benhamou

GABELLI  CO. INC.
Anil Chachra

GOLDMAN SACHS
Stefan Burgstaller

HAGSTRÖMER & QVIBERG
Patric Lindqvist

HANDELSBANKEN
Hampus Engellau

J P MORGAN
Himanshu Patel

KAUPTHING
Kenneth Toll

KEY BANC
Brett Hoselton

LEHMAN BROTHERS
Dorothee Hellmuth

MERRILL LYNCH
Thomas Besson

MONNES, CRESPI, HARDT & CO
Nick Pantazis

MORGAN STANLEY
David Cramer

ÖHMAN
Fredrik Nilhov

SOCIÉTÉ GÉNÉRALE
Eric Michelis

SWEDBANK
Anders Bruzelius

UBS WARBURG
Avaneesh Acquilla

Contact Information
Board Contact/Corporate Compliance Counsel
c/o Vice President Legal Affairs Autoliv, Inc. / Box 70381, SE-107 24 Stockholm, Sweden, Tel +46 (0)8 58 72 06 00, Fax +46 (0)8 58 72 06 33,  legalaffairs@autoliv.com

The Board, the independent directors, as well as the committees of the Board can be contacted using the address above. Contact can be made anonymously and communication with the independent directors is not screened. The relevant chairman receives all such communication after it has been determined that the content represents a message to such chairman.

Stock Transfer Agent & Registrar
Internet: www.computershare.com (formerly Equiserve)

Investor Requests North America
Autoliv, Inc., c/o Autoliv Electronics America, 26545 American Drive, Southfield, MI 48034.
Tel +1 (248) 475-0427, Fax +1 (801) 625-6672, ray.pekar@autoliv.com

Investor Requests Rest of the World
Autoliv, Inc., Box 70381, SE-107 24, Stockholm, Sweden. Tel +46 (0)8 58 72 06 23, Fax +46 (0)8 411 70 25, mats.odman@autoliv.com

Our Values

Autoliv’s Core Values
We create a solid corporate identity through our core values. They clarify what Autoliv stands for. They are global but applied and executed locally.

Every year, our products save 20,000 lives and help prevent at least ten times as many severe injuries and save tens of billions of dollars for societies. This is the most important contribution from Autoliv to Corporate Social Responsibility (CSR).

By applying our corporate values to all aspects of our business, we also assume social responsibility in several other ways, e.g. through our ethical codes and strict environmental management.

Autoliv’s Core Corporate Values:
•	Life – we have a passion for saving lives.
•	Customers – we are dedicated to providing satisfaction for our customers and value for the driving public.
•	Innovation – we are driven for innovation and continuous improvement.
•	Employees – we are committed to the developments of our employees’ skills, knowledge and creative potential.
•	Ethics – we adhere to the highest level of ethical and social behavior.
•	Culture – we are founded on global thinking and local actions.

Ethical Code
We adhere to the highest level of ethical and social behavior in our “Code of Business Conduct and Ethics”. Our Code can be downloaded from www.autoliv.com. The Code applies to all operations and all employees worldwide. The Autoliv president in each country is responsible for communicating the Code to the employees in that country.

Autoliv’s ethical Code draws on universal standards such as the “Global Sullivan Principles of Social Responsibilities” and on the UN’s “Global Compact”. As a result, we for instance:
•	Express our support for universal human rights and, particularly, within our sphere of influence, the communities within which we operate, and parties with whom we do business.
•
Promote equal opportunity for our employees at all levels of the Company with respect to issues such as color, race, gender, age, ethnicity, sexual orientation or religious beliefs, and do not tolerate unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude, or other forms of abuse.

•	Respect our employees’ voluntary freedom of association.
•
Compensate our employees to enable them to, at least, meet their basic needs and provide the opportunity to improve their skills and capability in order to raise their social and economic opportunities.

•	Provide a safe and healthy workplace, protect human health and the environment, and promote sustainable development.
•	Promote fair competition, uphold the highest standard in business ethics and integrity and not offer, pay or accept bribes.

Our Code is also an integrated part of the Autoliv Supplier Manual (ASM). All new and existing suppliers are required to sign an acknowledgement letter where they confirm that they will comply with the ASM requirements, including the Code.

Compliance Monitoring
Each regional president, business director and certain other managers are obliged to report violations to regulations and to our codes. This is a standing heading in their monthly letters to the Autoliv CEO.

In addition, our employees are encouraged to report any violation of law or Autoliv codes. It can be done anonymously by using a special “hotline-number” in each country.

In 2006, we initiated a self-assessment review of Autoliv facilities. This study assesses the compliance with and the standards for working conditions, work hours, work rules, work practices, health & safety status, union representation, wages & salaries, benefits and insurance coverage.

We started this Social Responsibility Assessment in the Asian countries where Autoliv operates, since every second Autoliv associate works in a low-cost country and we will continue to expand in these countries. The results from the assessment are satisfying and show that all of our plants in these emerging markets maintain overall good standards and practices. During 2007, we continued the assessment in Eastern Europe, with similarly good results.

Our leading suppliers are monitored as part of our regular quality audits.

Redesigns Save Both Costs and the Environment
Redesign of our products is a continuous process. Airbags, for instance, have become both lighter and more efficient during the past years. Compared to 1998, the weight of a passenger frontal airbag has been reduced by almost 50%, which reduces cost as well as the CO2 emissions during the entire life of a vehicle.

Environmental Management
Autoliv’s environmental management goes beyond the legal requirements, since recyclable and environmentally friendly products are a competitive tool in the automotive industry.

Most of our products are produced from steel and other metals, or plastics and other oil-based materials. The products are installed in vehicles where their weight will affect the fuel consumption and emissions during the entire life of the vehicle. Our products could also affect the environment when the vehicle is scrapped, if due attention is not paid to the material selection. As a result, we consider all phases of a product’s life and not just the manufacturing phase that, in our case, is the phase with the least environmental impact.

Before Manufacturing
The most significant contribution to the environment Autoliv can make before manufacturing starts is to design products that minimize the use of resources, thereby limiting the environmental impact from steel mills and other manufacturers in our supply chain.

We also work closely with our suppliers in several other respects and encourage them to implement an international environmental management standard, preferably ISO 14001. We also require them to adhere to our environmental policy.

Internal Improvements
It is our policy that every Autoliv facility should be certified according to ISO 14001. The few remaining non-certified plants are essentially new manufacturing facilities that have not yet been certified. We continuously monitor a number of other environmental indicators such as energy and water consumption and emissions. All values are low. We therefore focus on reducing freight and packaging materials, where we have the highest savings potentials.

Carbon Dioxide (CO2) Emissions
The emission  level (measured in relation to sales) of the “greenhouse” gas CO2 from our production is four to five times less than for an average engineering industry company making our level comparable to a bank or a service company.

The most important contribution we can make to the environment is therefore to continue to design and develop low weight environmentally friendly safety systems. For instance, our latest side curtain airbag has 38% less weight than the first curtain airbag which was introduced in 1998. Our latest passenger airbag has 25% less weight than the previous product generation which, in turn, was 30% lighter than its predecessor. These two examples alone save 10,000 tons annually (mainly steel) and lead to a corresponding positive environmental improvement in our supply chain. This will also help meet the vehicle industry’s new commitment that CO2 emissions in Europe should be substantially reduced in new vehicles.

After Delivery
Also during the use phase, the most significant contribution we can make to the environment is reductions in emissions achieved by lower weight designs. These savings remain throughout the vehicle’s entire lifespan.

We actively support our customers in their environmental programs. We are, for instance, represented in the Ford Supplier Sustainability Forum together with ten other leading Ford suppliers who have a track record of being at the forefront of environmental management.

 End of Life of Vehicle
The European directive End of Life of Vehicle (ELV) requires that, beginning in 2006, 85% of material in all new vehicle models must be recoverable and 95% should be recoverable as of 2015.

Although the ELV does not specify recovery levels for individual car components but only states the recovery levels for the whole vehicle, we are making sure our products contribute to meet these standards.

The EU-directive also bans the use of hazardous substances such as lead. In 2006, Autoliv therefore completed its multi-year program to phase out lead from its igniters for airbags. Some older igniters used to contain small quantities of lead (less than one-hundredth of a gram), but now all our products are completely free from lead or other environmentally hazardous materials.

For selecting and controlling of all materials in our products, Autoliv registers all materials and substances in an internal global database.

Management's Discussion And Analysis

Important Trends

Autoliv, Inc. (“the Company”) provides advanced technology products for the automotive market. In the three-year period 2005-2007 (the time period required by the SEC to be reviewed in this analysis), a number of trends have influenced the Company’s operations. The most significant trends have been:
- Changes in global light vehicle production along with changes in vehicle model and customer mix
- Pause in growth of the average safety content per vehicle
- Challenges to reduce costs due to higher prices for raw materials and distressed suppliers
- Transfer of operations to and expansion in low-cost countries
- Restructuring and consolidation of manufacturing base
- Improved returns to shareholders due to share buybacks and increased dividends

Years ended Dec. 31
(U.S. Dollars)	2007		2006		2005
Consolidated sales (million)	$6,769	+9%	$6,188	0%	$6,205	+1%
Global light vehicle production (in thousands)	68,465	+5%	64,958	+4%	62,534	+4%
Gross profit (million)	$1,331	+5%	$1,265	0%	$1,268	+4%
Gross margin	19.7%	(0.7)%	20.4%	0%	20.4%	+0.5%
Operating income (million)1)	$502	(3)%	$520	+1%	$513	0%
Operating margin1)	7.4%	(1.0)%	8.4%	+0.1%	8.3%	(0.1)%
Net income (million)2)	$288	(28)%	$402	+37%	$293	(10)%
Net margin2)	4.3%	(2.2)%	6.5%	+1.8%	4.7%	(0.6)%
Earnings per share2)	$3.68	(25)%	$4.88	+50%	$3.26	(6)%
Return on equity2)	12%	(5)%	17%	+5%	12%	(1)%

1) In 2007, affected by $30 million corresponding to 0.5% of sales for a court ruling.
2) In 2007, affected by $20 million corresponding to 0.3% of sales for a court ruling and, in 2006, by favorable discrete tax items.

Vehicle Production and Mix
During the 2005-2007 period, the most important growth driver for Autoliv’s market has been global light vehicle production (LVP). Global LVP is estimated to have increased faster than in previous three-year periods, or at a compounded annual  average growth rate of 5%, to approximately 68 million vehicles. The annual growth was 4% in 2005, 4% in 2006 and 5% in 2007.

However, the growth occurred in the emerging markets, while LVP declined in Western Europe and the U.S. which make up 70% of the current automotive safety market. The decline in LVP was 2% in Western Europe from the 2004 level and 4% in North America, while the growth in LVP in the Rest of the World (all markets outside North America, Europe and Japan) was 42%. To take advantage of the superior growth in emerging markets, we have been positioning Autoliv in China, India and other emerging markets through both consolidated subsidiaries and joint ventures in addition to establishing new facilities. As a result, our sales in the Rest of the World continued to grow in importance and accounted for 13% of revenues in 2007, compared to 10% in 2004.

Another important factor is the growing global LVP of Asian vehicle manufacturers, which increased their output by 14% during the last three years. To take advantage of this trend, we have made substantial investments in Korea, Thailand and, especially, in China and India. As a result, in 2007, Asian vehicle manufacturers accounted for 27% of our revenues compared to 23% in 2004.

A third important factor has been Autoliv’s ability to continue to be a supplier to the best selling car models in Europe. We were particularly successful in this respect during the latest model change-overs. Since most of these model shifts took place three to four years ago, they helped us achieve superior growth in 2003 and 2004 when the models were new. However, after demand for these best-selling models peaked, they caused a flattening in consolidated sales in 2005 and 2006. Not even Autoliv’s strong performance in emerging markets and with the Asian vehicle manufacturers was able to offset this effect until 2007 when sales growth resumed and our consolidated net sales grew by 9%.

For additional information on Autoliv’s dependence on certain customers and vehicle models, see below.

Safety Content per Vehicle
Historically, safety content per vehicle has increased by 3% per year since 1997. However, during the last three years, the global average safety value has stood almost unchanged at approximately $270 per vehicle despite the introduction of new safety technologies, regulations and various rating programs of crash performance. This stagnation is caused by the combined effects of pricing pressure in the automotive industry and of the above mentioned mix changes in global LVP towards smaller, less-equipped vehicles for the emerging markets.

However, the safety standards of vehicles in the emerging markets are improving and, as a consequence, the negative vehicle mix effect is expected to abate. In 2006, for instance, China introduced a rating program for crash performance of new vehicles. The growth in the average global value of safety systems is, therefore, expected to resume, albeit at a lower rate than historically.

Cost Reduction Challenges
Historically, the impact from raw material prices has been modest. However, in the second half of 2004, significant price increases of raw materials began to take effect and, during 2005, the Company was directly and indirectly through its suppliers faced with $90 million higher costs primarily related to higher steel prices. The Company was faced with another cost increase of $20 million of higher raw material costs in 2006 and yet another $20 million in 2007. In 2006 and 2007, the increases were caused by primarily zinc and aluminum.

To compensate for this 1.5 percentage point negative effect on gross margin in 2005 and the additional 0.3 percentage point effects in both 2006 and 2007, and to cope with continued severe pricing pressure from customers, we have further expanded our global sourcing programs, consolidated Autoliv’s supplier base, phased out unprofitable products and increased component sourcing in low-cost countries. However, the persistently high raw material prices in combination with the pricing pressure in the automotive industry have caused severe problems for some of Autoliv’s suppliers. As a result, Autoliv had to absorb approximately $12 million higher costs in 2007 than in 2006 for financially distressed suppliers. Furthermore, Autoliv’s sales of safety electronics and seatbelts, which use more expensive components on average than other Autoliv products, have risen faster than sales of products with relatively lower component costs. A similar effect can be seen from the rapidly growing sales in emerging markets, where labor costs are often so low that other cost items (including component costs) increase as a percentage of sales despite the fact that the actual component prices in dollars are lower.

Due to these reasons, the former positive trend of lower direct material costs in relation to sales has reversed and, as a consequence, direct material cost rose by 1.6 percentage points to 51.0% of sales in 2007 from 49.4% in 2005, and from 49.6% in 2006.

Transfer and Expansion of Operations
To take advantage of the above-mentioned rapid growth in emerging markets, the Company is rapidly adding new plants, primarily in China and India. Chinese and Indian LVP are both expected to double by 2012 to 12 million vehicles and 5 million, respectively, from the 2006 levels, according to industry market institutes.

The depreciation costs for the buildings and a substantial part of the manufacturing equipment, as well as cost for training of new line operators, had an immediate negative impact on the 2007 income statement, while capacity in these facilities is not expected to reach full utilization until 2009.

In 2007, the effect from such start-up costs totaled $23 million, which corresponds to a negative margin effect of 0.3%.

Labor Cost Improvements
These negative effects in 2007 of 0.6% on margins from raw materials and start-up activities have been partially offset by the Company taking several actions, such as moving production to low-cost countries (LCC).

In high-cost countries (HCC), headcount has been cut by 5,450, or 21%, from the beginning of the three-year period to 20,250, while headcount in LCC increased by 7,550 or 54% to 21,650 at December 31, 2007. These shifts of production are estimated to have generated labor cost savings in the magnitude of $70 million in 2005, $100 million in 2006 and $120 million in 2007 or more than quarter of a billion dollars during the full three-year period 2005 through 2007. In addition, labor productivity in manufacturing (measured as labor minutes per unit produced) has improved by more than 5% each year, in line with our target.

As a result, labor cost has been reduced by 0.6 percentage points in relation to sales to 25.4% from 26.0% in 2005 despite price concessions provided to customers and annual wage increases to our employees.

Due to these savings in labor cost, gross margin remained at 20.4% during 2005 and 2006, but declined slightly below 20% in 2007 to 19.7% due to the 1.4 percentage point increase in that year in direct material cost.

Restructuring
In order to achieve savings in depreciation and other fixed costs and to achieve the abovementioned savings in labor costs, the Company has consolidated its manufacturing base in high cost countries.

In 2005, 689 employees were affected by these activities when three complete plants were closed. In 2006, 938 employees were affected by the activities when individual manufacturing lines were closed. In 2007, 647 employees were affected by such restructuring activities which included one complete plant closure.

As a result of these activities, earnings were reduced by $20 million for restructuring costs in 2005, by $13 million in 2006 and by $24 million in 2007, corresponding to 0.3%, 0.2% and 0.4% of sales, respectively.

We are continuously evaluating our business operations and will, on a case by case basis, continue to consolidate our manufacturing base. As a result, restructuring activities and restructuring costs are expected to remain high during the next few years.

Share Buybacks and Dividends
To increase shareholder value by taking advantage of Autoliv’s strong cash flow, financial position and low borrowing cost, we have accelerated the Company’s repurchases of shares while steadily increasing the quarterly dividend.

As a result, the Company returned $979 million to shareholders during the 2005-2007 period through its stock repurchase program and another $338 million through dividend payments. The total amount of $1,317 million was more than 30% higher than the total net income of $983 million for the period 2005-2007.

During this three-year period, 19 million shares have been repurchased at an average cost of $51.48 per share compared to the price last paid at the end of 2007 of $52.71.

Items Affecting Comparability

The following items have affected the comparability of reported results from year to year. We believe that, to assist in understanding Autoliv’s operations, it is useful to consider certain U.S. GAAP measures exclusive of these items. Accordingly, the accompanying tables reconcile from U.S. GAAP to the equivalent non-U.S. GAAP measure.

Court ruling
Following a ruling in the second quarter 2007 by the U.S. Court of Appeals for the Federal Circuit, Autoliv increased its legal reserves by $30 million to cover damages and interest expense to a former supplier. An amount of $36 million, including the original reserve of $6 million, was paid in the fourth quarter for this dispute.

The unexpected incremental cost of $30 million reduced operating margin by 0.5 percentage points, net income by $20 million, earnings per share (assuming dilution) by 26 cents, operating working capital by $20 million and return on equity by 0.8 percentage points. Cash flow was reduced by $36 million. All numbers are approximates.

Effects in 2007 of Court Ruling

	Reported	Effects	Adjusted
Operating income (million)	$502	$30	$532
Operating margin	7.4%	0.5%	7.9%
Income before taxes (million)	$446	$30	$476
Net income (million)	$288	$20	$308
Capital employed	$3,531	$20	$3,551
Earnings per share (assuming dilution)	$3.68	$0.26	$3.94
Equity per share	$31.83	$0.28	$32.11
Return on equity	12.0%	0.8%	12.8%

Discrete Tax Items
The third and fourth quarters of 2006 were affected by a total of $95 million from releases of tax reserves and other discrete items.

Consequently, as shown in the table to the right, the effective tax rate was reduced by 19.7 percentage points, which boosted net income by $95 million, earnings per share (assuming dilution) by $1.15 and return on equity by 3.9 percentage points. In addition, operating working capital was boosted by 1.4 percentage points in relation to sales.

In 2007, the Company’s effective tax rate was 33.7%, and was negatively impacted by 1.8 points for discrete tax items.

Effects in 2006 of Discrete Tax Items

	Reported	Effects	Adjusted
Net income (million)	$402	$951)	$307
Net margin	6.5%	1.5%	5.0%
Operating working capital/sales	11.7%	1.4%	10.3%
Earnings per share (assuming dilution)	$4.88	$1.15	$3.73
Return on equity	17.1%	3.9%	13.2%
Effective tax rate	12.2%	19.7%	31.9%

1) Consisting of $69 million from release of tax reserves and $26 million from other discrete tax items.

Jobs Creation Act Transactions
In 2005, Autoliv made internal distributions totaling $855 million under the American Jobs Creation Act of 2004. The Act provided for an 85% deduction on certain earnings repatriated before the end of the year to the U.S. The distributions also enabled us to replace some U.S. debt with Euro and SEK denominated debt at lower interest rates.

As a result, during 2006, Autoliv saved $5 million in lower tax expense and another $24 million in lower interest expense. The interest saving  was due to a more than 2.5% lower market interest rate level in Sweden than in the U.S.

In 2005, the interest expense savings were $5 million,but the distributions also resulted in an incremental tax expense of $17 million and in an incremental SG&A expense of $1 million. Taking all effects into account as in the table above, net income in 2005 was reduced by $13 million, earnings per share reduced by $0.15, and return on equity by 0.5 percentage points.

The effective tax rate in 2005 was boosted by 3.5 percentage points and cash and cash equivalents increased temporarily to $296 million at the end of the year since the cash distributions exceeded the maturing U.S. dollar denominated debt.

Effects in 2005 of the American Jobs Creation Act
	Reported	Effects	Adjusted
Net income (million)	$293	$13	$306
Earnings per share (assuming dilution)	$3.26	$0.15	$3.41
Return on equity	11.7%	0.5%	12.2%
Tax rate	35.9%	3.5%	32.4%

Non-U.S. GAAP Performance Measures

In this Annual Report we sometimes refer to non-U.S. GAAP measures that we and securities analysts use in measuring Autoliv’s performance.

We believe that these measures assist investors in analyzing trends in the Company’s business for the reasons given below. Investors should not consider these non-U.S. GAAP measures as substitutes, but rather as additions to, financial reporting measures prepared in accordance with U.S. GAAP.

These non-U.S. GAAP measures have been identified, as applicable, in each section of this Annual Report with tabular presentations reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Components in Sales Increase/Decrease
(Dollars in millions)

	Europe		N. America		Japan		RoW		Total
2007 vs. 2006%		$	%	$	%	$	%	$	%	$
Organic sales growth	3.6	115.5	(0.6)	(9.8)	13.5	75.3	10.5	68.6	4.0	249.6
Effect of exchange rates	9.0	294.0	0.0	0.0	(1.4)	(7.4)	5.5	36.3	5.3	322.9
Impact of acquisitions	–	–	–	–	–	–	1.3	8.5	0.1	8.5
Reported net sales change	12.6	409.5	(0.6)	(9.8)	12.1	67.9	17.3	113.4	9.4	581.0

	Europe		N. America		Japan		RoW		Total
2006 vs. 2005%		$	%	$	%	$	%	$	%	$
Organic sales growth	(5.2)	(175.7)	(0.1)	(0.6)	9.9	52.8	14.9	82.9	(0.7)	(40.6)
Effect of exchange rates	1.0	34.1	0.1	1.0	(5.2)	(28.0)	3.0	16.6	0.4	23.7
Reported net sales change	(4.2)	(141.6)	0.0	0.4	4.7	24.8	17.9	99.5	(0.3)	(16.9)

Organic Sales
Since the Company generates nearly 80% of sales in other currencies than in the reporting currency (i.e. U.S. dollars) and currency rates have proven to be very volatile, and due to the fact that the Company has historically made several acquisitions and divestitures, we analyze the Company’s sales trends and performance as changes in “organic sales growth”.

This presents the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation above presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

Operating Working Capital
Due to the need to optimize cash generation to create value for shareholders, management focuses on operationally derived working capital as defined in the table below.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations’ management.

Reconciliation of “Operating working capital” to U.S. GAAP measure

	December 31	December 31	December 31
	2007	2006	2005
Total current assets	$2,095.2	$2,098.4	$2,162.5
Total current liabilities	(1,663.3)	(1,531.6)	(1,764.3)
Working capital	431.9	566.8	398.2
Cash and cash equivalents	(153.8)	(168.1)	(295.9)
Short-term debt	311.9	294.1	508.4
Derivative asset and liability, current	(4.4)	1.2	(92.9)
Dividends payable	28.8	29.6	-
Operating working capital	$614.4	$723.6	$517.8

Net Debt
As part of efficiently managing the Company’s overall cost of funds, we routinely enter into “debt-related derivatives” (DRD) as part of our debt management. In 2007, the most notable volumes of DRD’s were entered into in connection with the issue of a U.S. private placement.

Creditors and credit rating agencies use net debt adjusted for DRD’s in their analyses of the Company’s debt. This non-U.S. GAAP measure was used, for instance, in certain covenants for the Company’s Revolving Credit Facility when it still had covenants.

By adjusting for DRD’s, the total economic liability of net debt is disclosed without grossing it up with currency or interest fair market values that are offset by DRD’s reported in other balance sheet captions.

Reconciliation of “Net debt” to U.S. GAAP measure

	December 31	December 31	December 31
	2007	2006	2005
Short-term debt	$311.9	$294.1	$508.4
Long-term debt	1,040.3	887.7	757.1
Total debt	1,352.2	1,181.8	1,265.5
Cash and cash equivalents	(153.8)	(168.1)	(295.9)
Debt-related derivatives	(16.5)	(3.3)	(92.7)
Net debt	$1,181.9	$1,010.4	$876.9

Year Ended December 31, 2007 Versus Year Ended December 31, 2006

	Airbag	Seatbelt
Component of Net Sales Increase in 2007	Products1)	Products	Total
Organic sales growth	2.5%	7.1%	4.0%
Effect of exchange rates	4.6%	6.3%	5.3%
Impact of acquisitions	—	0.4%	0.1%
Reported net sales change	7.1%	13.8%	9.4%

1) Includes safety electronics, steering wheels, inflators and initiators

Net Sales
Net sales for 2007 increased by 9% or by $581 million to $6,769 million, including currency effects of $323 million or 5% and $9 million from an acquisition in India.

Consequently, organic sales (non-U.S. GAAP measure) grew by 4% or by $250 million, despite price reductions to customers. This was mainly due to strong performance in seatbelts and higher global vehicle production. Sales were also driven by strong demand for curtain airbags and higher market shares for safety electronics and steering wheels.

Organic sales increased by 4% in the first quarter of the year, by 3% in the second, by 6% in the third and by 4% in the fourth quarter.

Organic sales of airbag products increased by 2%, mainly due to the introduction of side curtain airbags into an increasing number of vehicle models. Airbag product sales were also driven by higher market share for safety electronics and steering wheels. Sales were negatively affected by price erosion and the expiration of certain frontal airbag contracts. Organic sales of seatbelt products rose by 7% due to strong vehicle production in the Rest of the World and strong demand for upgraded seatbelt systems with pretensioners.

In Europe, where Autoliv generates approximately 50% of its revenues, organic sales rose by 4% compared to a 2% increase in light vehicle production in Western Europe which accounts for 90% of Autoliv’s European revenues. Eastern Europe also contributed to the growth of the safety market and Autoliv’s sales, despite a lower average safety value per vehicle, by rapidly raising its light vehicle production by 18%.

In North America, which accounts for a quarter of revenues, organic sales declined by less than 1% due to a 1.5% decline in light vehicle production. Autoliv’s relatively strong performance was due to rapidly increasing demand for curtain airbags, and market share gains in safety electronics and steering wheels. These effects were partially offset by price erosion and the expiration of certain frontal airbag contracts.

In Japan, which accounts for 10% of revenues, organic sales grew by 13% which was significantly faster than the 1% growth in Japanese light vehicle production. Organic sales growth was recorded in all product lines and was particularly strong in seatbelt.

In the Rest of the World, which generated nearly 15% of revenues, organic sales rose by 10% driven by a 13% increase in the Region’s light vehicle production.

Gross Margin
Gross profit increased by 5% or $65 million to $1,331  million as a result of currency effects and higher organic sales. However, gross margin declined to 19.7% in 2007 from 20.4% in 2006 due to pricing pressure from customers in combination with higher raw material prices in the supply chain, costs related to financially distressed suppliers and exceptionally high start-up activities, primarily in China.

These negative effects were partially offset by the move of production to LCC and by other benefits of the Company’s cost reduction programs.

Operating Income
Operating income declined by $18 million to $502 million and operating margin to 7.4% in 2007 from 8.4% in 2006. The decline in operating income was entirely due to a $30 million cost for a court ruling, which had 0.5 percentage point negative margin effect. Excluding the cost for the court ruling, operating income in 2007 would have been $532 million and operating margin 7.9% (non-U.S. GAAP measure).

Operating margin was negatively impacted by the 0.7 percentage points decline in gross margin, partially offset by R,D&E expense declining to 5.8% of sales from 6.4% due to better utilization of R,D&E resources and moves of certain R,D&E activities to LCC.

Interest Expense, Net
Interest expense, net increased by 40% or $15 million to $54 million in 2007 from $38 million in 2006 as a result of a 17% higher average net debt (non-U.S. GAAP measure) and higher floating market interest rates. Higher average net debt primarily reflects the return of $501 million to shareholders during 2007 and acquisitions for $121 million. The weighted annual average interest rate, net increased to 4.9% in 2007 from 4.1% in 2006.

Average net debt increased by $159 million to $1,091 million at December 31, 2007 from $932 million one year earlier. Net debt was affected by $380 million from the share repurchase program,  $314 million from capital expenditures, $121 million from quarterly dividends and by $121 million for acquisitions, partly offset by cash flow from operations of $781 million. The Company refinanced $400 million of U.S. commercial paper with a $400 million U.S. private placement with no material effect on interest expense.

Higher expenses, partly due to factoring agreements, caused Other financial items net to rise to $9 million from $6 million.

Income Taxes
Income before taxes amounted to $446 million compared to $481 million.

The effective tax rate increased to 33.7% in 2007 from 12.2% in 2006 due to a favorable 19.7 percentage point impact of discrete tax items in 2006 and a negative 1.8 percentage point impact in 2007.

Net Income and Earnings per Share
Net income declined by $114 million to $288 million in 2007 from $402 million in 2006 when net income was boosted by $95 million of discrete tax items, while the cost for the court ruling had a negative after-tax impact of $20 million in 2007. Excluding these effects, net income would have been $308 million compared to $307 million in 2006 (non-U.S. GAAP measure), despite the stock repurchase program that resulted in higher interest expense.

Primarily due to the acquisitions, income allocated to minority interest in subsidiaries was reduced by $12 million.

Earnings per share (assuming dilution) declined to $3.68 from $4.88 in 2006 when discrete tax items added $1.15, while earnings per share was reduced by $0.26 in 2007 by the cost for the court ruling. Excluding these effects, earnings per share would have risen by 21 cents or 6% to $3.94 from $3.73 (non-U.S. GAAP measure). Currency effects had a favorable impact of 18 cents, the share repurchase program of 17 cents and the 2007 discrete tax items of 10 cents.

Net income in 2007 of $288 million represented 4.3% of sales, including a 0.3% negative effect from the cost for the court ruling. In 2006, net income of $402 million represented 6.5% of sales, of which 1.5 percentage points were due to discrete tax items.

Year Ended December 31, 2006 Versus Year Ended December 31, 2005

	Airbag	Seatbelt
Component of Net Sales Increase in 2006	Products1)	Products	Total
Organic sales growth	(1.1)%	0.1%	(0.7)%
Effect of exchange rates	0.3%	0.6%	0.4%
Impact of acquisitions	–	–	–
Reported net sales change	(0.8)%	0.7%	(0.3)%

1) Incl. electronics, steering wheels, inflators and initiators

Net Sales
Net sales for 2006 decreased by 0.3% or by $17 million to $6,188 million because light vehicle production declined by 2% in Western Europe and by 3% in North America. The effect of currency rate changes was negligible. Consequently, organic sales (non-U.S. GAAP measure) also declined by less than 1%.

Organic sales were driven by higher penetration rates for curtain airbags, strong growth in Asia and Eastern Europe and higher market share for steering wheels and electronics. However, this was not enough to offset the negative effects from West European and North American vehicle production, continued pricing pressure from customers, the expiration of certain airbag contracts and the phase-out of unprofitable products.

Organic sales declined by 2% in all of the three first quarters of the year and then rose by 4% in the fourth quarter. In the spring, sales were affected by a negative mix in European light vehicle production. This mix effect turned positive in the fourth quarter thanks to several new vehicle model launches to which Autoliv is a supplier.

Organic sales of airbag products decreased by 1%. This is mainly due to the decline in light vehicle production in North America and Western Europe. Sales were also affected by price erosion, the expiration of certain frontal airbag contracts and the phase-out of certain unprofitable products, partially offset by strong growth in sales of curtain airbags. Organic sales of seatbelt products were flat. Consequently, Autoliv managed to offset the decline in light vehicle production in the two largest markets. This was primarily thanks to strong performance in emerging markets and the introduction of active seatbelts.

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

In Japan, which accounts for almost 10% of revenues, organic sales rose by 10% compared to a 6% increase in Japanese light vehicle production. Autoliv’s performance was partially due to strong demand for curtain airbags and market share gains in steering wheels.

In the Rest of the World, which generated slightly more than 10% of revenues, organic sales rose by 15% driven by strong vehicle production and a 28% growth in the sales of airbags.

Gross Margin
Gross profit decreased by $3 million to $1,265 million despite the declines in North American and West European vehicle production, pricing provided to customers and approximately $20 million in additional costs in the supply chain from higher raw material prices. In addition, financially distressed suppliers have become an increasing problem that makes it difficult to reduce component costs in line with sales price erosion.

However, these negative effects were offset by the move of production to LCC and by other benefits of the Company’s cost reduction programs and by $6 million from the sale of two former plants in high-cost countries. As a result, gross margin stood unchanged at 20.4%.

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

Interest Expense, Net
Interest expense, net increased by only $1 million to $38 million despite a 27% higher average net debt (non-U.S. GAAP measure) and higher floating market interest rates. Virtually all of these negative effects of $25 million were offset by interest savings of $24 million from the changes made in 2005 in Autoliv’s borrowing structure. As a result, the weighted annual average interest rate, net decreased to 4.1% from 5.1%.

Average net debt rose by $197 million while operations generated $271 million in cash before financing activities. Net debt increased to $1,010 million at December 31, 2006 from $877 million one year earlier. The $133 million higher debt was used for stock repurchases and dividend payments totaling $333 million.

Higher expenses, partly due to factoring agreements, caused Other financial items, net to rise by $5 million.

Income Taxes
Income before taxes amounted to $481 million compared to $482 million. The effective tax rate was 12.2% and exceptionally low due to releases of tax reserves and other discrete tax items totaling $95 million. These items reduced the effective tax rate by 19.7 percentage points. In 2005, the Jobs Creation Act transactions resulted in an increase in the effective tax rate of 3.5% to 35.9%.

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

Liquidity, Resources and Financial Position

Cash from Operations
For the foreseeable future, cash flow from operations, together with available financial resources and credit facilities, are expected to be adequate to fund Autoliv’s anticipated working capital requirements, capital expenditures, strategic acquisitions, share repurchase program and dividend payments.

Cash provided by operating activities was $781 million in 2007, $560 million in 2006 and $479 million in 2005.

While management of cash and debt is important to the overall business, it is not part of the responsibilities of day-to-day operations’ management. We therefore focus on operationally derived working capital and have set the target that this key ratio should not exceed 10% of last 12-month sales. At December 31, 2007, operating working capital (non-U.S. GAAP measure) stood at $614 million corresponding to 9.1% of sales compared to $724 million or 11.7% at December 31, 2006, and $518 million and 8.3% at the end of 2005. Towards the end of 2006, this ratio was boosted by 1.8 percentage points from the release of tax reserves and tax payments made before year-end. The 2007 number was favorably impacted by the sales of $116 million worth of receivables due to factoring agreements (see below) and in 2006 by $95 million.

Days receivables outstanding (see definitions) decreased to 64 at December 31, 2007 from 70 one year earlier. Factoring agreements reduced days receivables outstanding by one day. Days inventory on-hand decreased to 33 days at December 31, 2007 (see definitions) from 34 at December 31, 2006 despite increased inventory levels resulting from more products in transit due to production in LCC.

See Notes 10 and 11 to Consolidated Financial Statements for information concerning cash payments associated with restructuring and product-related liabilities.

Capital Expenditures
Cash generated by operating activities continues to be more than adequate to cover capital expenditures for property, plant and equipment.

Capital expenditures, gross, were $324 million in 2007, $328 million in 2006 and $315 million in 2005, corresponding to 4.8% of sales in 2007, 5.3% in 2006 and 5.1% in 2005.

Capital expenditures continued to slightly exceed depreciation of $301 million as a reflection of the need for additional manufacturing capacity resulting from the growth of the automotive safety market. In 2006, capital expenditures, net were affected by sales of two former manufacturing properties and other fixed assets for $36 million.

Capital expenditures for 2008 are expected to range from $350 million to $380 million primarily to meet the need for additional manufacturing capacity, especially in Asia.

Acquisitions and Joint Ventures
From time to time, the Company makes acquisitions. The cost of acquisitions (including cash acquired) amounted to $130 million in 2007, to $3 million in 2006 and to $0 million in 2005.

In December 2007, Autoliv acquired the remaining 41% of the shares in Autoliv (Changchun) Maw Hung Vehicle Safety Systems for nearly $14 million.

As of October 31, 2007, Autoliv acquired the remaining 50.01% of the shares in Autoliv IFB Private Ltd for $36 million and began to consolidate this Indian seatbelt company. This added $9 million during the two remaining months of the year or 0.1% to consolidated sales in 2007.

At the beginning of 2007, Autoliv acquired the remaining 35% of the shares in Autoliv-Mando in Korea for $80 million. This strategic acquisition increased amortization related to additional intangibles by $4 million, but reduced cost for minority interests by $12 million.

In 2006, Autoliv increased its holding to 70% from 50% in Nanjing Hongguang-Autoliv Safety Systems, which was already consolidated, for approximately $3 million. There were no acquisitions in 2005.

Financing Activities
The financial turmoil in the latter part of 2007 had no material effect on the Company’s liquidity or financial position.

Cash used in financing activities amounted to $375 million during 2007. Cash and cash equivalents decreased by $14 million to $154 million at December 31, 2007 from December 31, 2006. This is the result of continuing efforts to save interest cost by repaying debt and efficient cash management.

Net debt (non-U.S. GAAP measure) increased by $172 million to $1,182 million and net-debt-to-capitalization ratio rose to 33% at December 31, 2007, from 29% at December 31, 2006. This is in line with our plans to achieve a better capital structure in the Company for its shareholders while maintaining a relatively conservative financial leverage. Higher net debt was used to finance stock repurchases and dividend payments totaling $501 million as well as acquisitions totaling $121 million.

The weighted average interest rate on the $1,352 million of debt outstanding at December 31, 2007, was 5.0% compared to 4.2% a year ago. The higher interest rate relates to a shift from Swedish Krona borrowings to U.S. dollar borrowings which in 2007 carried higher interest rates. In addition, floating rates have increased in both currencies during the year. The Company has also issued $400 million of long-term debt in 2007 (see “Treasury Activities”).

During 2007, the Company sold receivables related to selected customers with high credit worthiness as a means of saving interest cost. The receivables were sold to various external financial institutions without recourse. Since the Company uses the cash received to repay debt, these factoring arrangements have the effect of reducing net debt and accounts receivable. At December 31, 2007, the Company had received $116 million for sold receivables with a discount of $4 million during the year, compared to $95 million in 2006 with a discount of $2 million.

Income Taxes
The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN-48”) on January 1, 2007. Therefore, the method of determining the liability recorded for unrecognized tax benefits has changed and is not comparative with prior years. For further information see Note 4 to the Consolidated Financial Statements included herein.

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. In 2006, the U.S. Internal Revenue Service (“IRS”) completed its examination of the six tax years since the formation of the Autoliv Inc. U.S. tax group in 1997. As a result, the Company recognized a non-cash income tax benefit in its third quarter 2006 of $57 million resulting from the release of certain income tax reserves. Another $12 million was released from tax reserves at the end of 2006 as a result of the closing of the statute of limitations at certain non-U.S. companies. In addition, net income in 2006 was positively impacted by other discrete tax items of $26 million, principally adjustments related to previous years’ tax returns. For additional information, see Note 4 to the Consolidated Financial Statements included herein by reference.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows.

Pension Arrangements
The Company has non-contributory defined benefit pension plans covering most U.S. employees, although the Company has frozen participation in the U.S. plans for all employees hired after December 31, 2003.

The Company’s non-U.S. employees are also covered by pension arrangements. See Note 18 to the Consolidated Financial Statements included herein by reference for further information about retirement plans.

At December 31, 2007, the Company’s recognized liability (i.e. the actual funded status) for its U.S. plans was $6 million and the U.S. plans had a net unamortized actuarial loss of $7 million as recognized in Accumulated other comprehensive income (loss) of the Equity Statement. The amortization of this loss is not expected to have any material impact for any of the ten-year estimated remaining service lives of the plan participants.

Pension expense associated with these plans was $7 million in 2007 and is expected to be $3 million in 2008. The Company contributed $9 million to its U.S. defined benefit plan in 2007 and $0.1 million in 2006.

The Company expects to contribute $5 million to its plans in 2008 and is currently projecting a yearly funding at the same level in the years thereafter.

The impact of implementing FAS-158 on December 31, 2006, was an additional $28 million pension liability, see Note 18 to the Consolidated Financial Statements included herein.

Dividends
The dividend paid in the first quarter of 2007 was 37 cents per share and the dividends paid in the other three quarters were 39 cents per share after an increase of 5% for the second quarter.

Total cash dividends of $121 million were paid in 2007 and $112 million in 2006. In addition, the Company returned $380 million to shareholders in 2007 and $221 million in 2006 through repurchases of shares.

The Company declared a dividend of 39 cents per share for the first quarter 2008 on December 19, 2007 and 39 cents for the second quarter on February 19, 2008.

Equity
During 2007, equity decreased by $54 million to $2,349 million due to share repurchases and quarterly dividends totaling $500 million. In the first quarter 2007, Autoliv adopted FIN 48, which resulted in a release of tax reserves and an increase of equity of $10 million. Equity was also favorably impacted by currency effects of $108 million, equity adjustments related to pension liabilities of $22 million. The issuance of shares and effects related to stock compensation added  $19 million to equity.

In 2006, the cumulative effect of the adoption of FAS-158 on December 31, reduced equity by $19 million, net of tax.

Impact of Inflation
Inflation generally has not had a significant impact on the Company’s financial position or results of operations. However, increases in the prices of raw materials in the supply chain had a negative impact of about $20 million, both in 2007 and 2006, and of about $90 million in 2005 resulting in an aggregate increase of $130 million over the 2004 level.

Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Personnel
During the last seven years, Autoliv has added and moved manufacturing capacity to low-cost countries (LCC). In this way, it has been possible to achieve above-industry margins while providing competitive prices to customers.

In 2007, headcount in LCC increased to 52% of total headcount at December 31 from 47% one year earlier and less than 10% when these programs began. In high-cost countries (HCC) headcount was reduced during 2007 by 2,050 to 20,250, while headcount in LCC rose by 2,150 to 21,650, including 600 from the acquisition of IFB in India.

In total, headcount increased by 100 during 2007 to 41,900. Excluding acquisition effects, headcount however declined by 1% which compares favorably with the organic sales increase of 4%. This implies a productivity improvement well above Autoliv’s target of 5%, since organic sales is net of price reductions to customers.

To maintain flexibility in the cyclical automotive industry, 16% of total headcount were temporary hourly workers at December 31, 2007 and 14% one year earlier. In high-cost countries, these ratios were 18% and 19%, respectively.

Compensation to Directors and executive officers is reported, as customary for public U.S. companies, in Autoliv’s proxy statement.

Significant Litigation

Autoliv ASP Inc.
In December 2003, a U.S. Federal District Court awarded a former supplier of Autoliv ASP Inc. (a wholly-owned subsidiary of Autoliv Inc.), approximately $27 million plus pre-judgment interest of approximately $7 million in connection with a commercial dispute that relates to purchase commitments from 1995.

As a result of a final ruling in 2007 after multiple appeals, Autoliv ASP was held liable to the former supplier and as of November of 2007 had deposited a total of $36.4 million with the District Court in fulfillment of the award.

On November 14, 2007, the District Court issued an order to the effect that Autoliv ASP had fully and completely satisfied the judgment.

There remains an open issue as to the calculation of the pre-judgment interest. The former supplier has sought an additional $4.9 million that it attributes to pre-judgment interest and on November 15, 2007, filed a notice of appeal from the District Court’s decision.

Although the District Court denied the former supplier’s original motion seeking the additional pre-judgment interest, and Autoliv ASP believes it has meritorious grounds to oppose the appeal, the Court of Appeals may award the former supplier some or all of the additional interest sought.

Autoliv has not made any reserves for any additional interest which could be awarded the former supplier.

For the financial impact in 2007 of this legal case.

Autoliv Holding Limited
In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc (“Marling”). At that time, Marling was involved in a litigation relating to the sale in 1992 of a French subsidiary. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and another entity, then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale and appointed an expert to assess the losses suffered by the plaintiff.

The acquirer of the French subsidiary has made claims for damages of €40 million (approximately $59 million) but has not yet provided the court appointed expert with the materials needed to evaluate its claims.

Autoliv, which has appealed against the May 2006 court decision, believes it has meritorious grounds for such appeal. In the opinion of the Company’s management, it is not possible to give any meaningful estimate of any financial impact that may arise from the claim but it is possible that the final outcome of this litigation will result in a loss that will have to be recorded by Autoliv, Inc.

Treasury Activities

Credit Facilities at Dec 31, 2007
			Weighted	Additional
Type of facility	Amount	Amount	average	amount
(Dollars in millions)	of facility	outstanding	interest rate	available
Revolving credit facility	$1,100	–	n/a	$1,100
U.S. commercial paper program	1,000	$322	5.5%	6781)
Swedish commercial paper program, including DRD2)	1,082	77	4.2%	1,0051)
Other short-term debt	265	104	5.1%	161
Swedish medium-term-note program including DRD2)	773	418	4.0%	355
US private placement carrying fixed rates	200	200	5.7%	–
US private placement carrying floating rates including DRD2)	200	200	5.8%	–
Other long-term debt, including current portion	15	15	3.2%	0
Debt-related derivatives2)	n/a	16	n/a	–
Total	n/a	$1,352	n/a	n/a
1) Total outstanding commercial paper programs (“CP”) should not exceed total undrawn revolving credit facilities (“RCF”) according to the Company’s financial policy. 2) Debt-Related Derivatives, (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

Credit Facilities
In 2007, Autoliv ASP Inc. issued $400 million of senior notes guaranteed by Autoliv Inc. in a private placement. The notes consist of four tranches of varying sizes, maturing between 2012 and 2019 and carrying fixed interest rates between 5.6% and 6.2%. The Company has entered into swap arrangements with respect to the proceeds of the notes offering. As a result of these swaps $200 million of the notes carry fixed interest rates varying between 5.6% and 5.8% and $200 million carry floating interest rates varying between three-months LIBOR + 0.8% to 1.0%.

In 2007, the Company also issued floating-rate medium-term notes of SEK 1,200 million ($186 million) with a term of 1.5 years while SEK 1,250 million ($193 million) of medium term notes matured. This refinancing did not have a material impact on income in 2007 and is not expected to have any material income effect in the future.

The $1,100 million revolving credit facility (“RCF”) was unutilized at December 31, 2007, and the terms and banks remained unchanged. The RCF is syndicated among 15 banks and remains available until 2012. This unsecured facility is not subject to financial covenants and has no forward-looking material adverse change clause.
For details see Note 12 to the Consolidated Financial Statements.

Shares and Share Buybacks
In 2000, the Board authorized a share repurchase program for up to 10 million Autoliv shares. The program was expanded by an additional 10 million shares, both in 2003 and in 2005, and by an additional 7.5 million in November 2007.

Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the mandate, which enables management to buy back shares opportunistically.

During 2007, 6,625,595 shares were repurchased for $380 million or $57.35 per share; during 2006 3,976,900 shares for $221 million or $55.69 per share; and during 2005, 8,421,462 shares for $378 million or $44.86 per share.

Since the inception of the program, 30.6 million shares have been repurchased at an average cost of $42.47 per share for a total of $1,300 million.

At December 31, 2007, there were 73.8 million shares outstanding, net of treasury shares, compared to 80.1 million one year earlier.

Contractual Obligations and Commitments

Aggregate Contractual Obligations 1)

	Payments due by Period

		Less than			More than
(Dollars in millions)	Total	1 year	1-3 years	3-5 years	5 years
Debt obligations including DRD2)	$1,336	$308	$227	$510	$291
Fixed-interest obligations including DRD2)	71	16	24	22	9
Operating lease obligations	79	18	26	15	20
Unconditional purchase obligations	–	–	–	–	–
Other non-current liabilities reflected on the balance sheet	11	–	2	2	7
Total	$1,497	$342	$279	$549	$327
1) Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions.
2) Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

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

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2007, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

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

Purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in “call off plans” accessible electronically for all customers and suppliers involved. Communicated “call off plans” for production material from suppliers are normally reflected in equivalent commitments from Autoliv customers.

Other non-current liabilities reflected on the balance sheet: These liabilities consist mainly of local governmental loans.

Off-balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Risks and Risk Management

The Company is exposed to several risks. They can be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks (see Form 10-K filed with the SEC) that could have a material effect on the Company’s results and financial position. Consequently, the description below does not claim to be complete but should be read with our Form 10-K.

As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks.

Operational Risks

Light Vehicle Production
Since approximately 30% of Autoliv’s costs are relatively fixed, our short-term earnings are highly dependent on the capacity utilization in the Company’s plants and are, therefore, sales dependent.

Global light vehicle production is an indicator of the Company’s sales development, but it is the production levels for individual vehicle models that Autoliv supplies which are critical (see Dependence on Customers). The Company’s sales are split over several hundred contracts covering at least as many vehicle platforms or vehicle models which usually moderates the effect of changes in vehicle demand in individual countries and regions.

It is also the Company’s strategy to reduce this risk by using a high number of temporary employees instead of permanent employees. During 2007, temporary workers in relation to total headcount varied between 15% and 17%.

If, however, there were a dramatic reduction in the level of production of the vehicle models supplied by the Company, it would take considerable time to reduce the level of permanent employees and to reduce fixed production capacity. As a result, our costs could, relative our sales, increase significantly and thus materially impact our earnings.

Pricing Pressure
Pricing pressure from customers is an inherent part of the automotive components business. The extent of reductions varies from year to year, and takes the form of reductions in direct sales prices as well as in reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs and also gives customers added value by developing new products.

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

Component Costs
Since the cost of direct materials is approximately 51% of sales, changes in these component costs could have a major impact on margins.

Of these costs, approximately 40% (corresponding to 20% of sales) are comprised of raw materials and the remaining 60% are value added by the supply chain. Currently, 36% of the raw material cost (or 7% of sales) is based on steel prices, 31% on oil prices (i.e. nylon, polyester and engineering plastics); 9% on zinc, aluminum and other non-ferrous metals; and 15% on electronic components, such as circuit boards.

Except for magnesium and small quantities of steel, the Company does not buy any raw materials but only manufactured components. As a result, changes in most raw material prices affect the Company with a time lag, which is six to twelve months for most materials, but one to three months for zinc and aluminum.

The Company’s strategy is to offset price increases on cost of materials by taking several actions such as material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries. Should we fail to do so, our earnings could be materially impacted.

Product Warranty and Recalls
The Company is exposed to various claims for damages and compensation if our products fail to perform as expected.  Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly.  Where a product (actually or allegedly) fails to perform as expected, we may face warranty and recall claims.  Where such actual or alleged failure results, or is alleged to result, in bodily injury and/or property damage we may in addition face product-liability and other claims.

There can be no assurance that the Company will not experience any material warranty, recall or product-liability claim or loss in the future or that the Company will not incur significant cost to defend against such claims.

The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims.

A warranty, recall or a product-liability claim brought against the Company in excess of the Company’s insurance may have a material adverse effect on its business. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented.

Accordingly, the future costs of warranty claims by the Company’s customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements, typically seen in our business.

The Company’s warranty reserves are based upon management’s best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when they believe it is appropriate to do so. However, the final amounts determined to be due could differ materially or even significantly from the Company’s recorded estimates.

The Company’s strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy. In addition, the Company carries product-liability and product-recall insurance with limits that management believes is generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Further, the cost for such insurance impacts managements’ decision on what insurance to procure.  As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material or even significant adverse effect on the Company.

Environmental
While the Company’s businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. In addition, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. Since most of the Company’s manufacturing processes consist of the assembly of components, the environmental impact from the Company’s plants is generally modest.

To reduce environmental risk, the Company has implemented an environmental management system and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

However, environmental requirements are complex, change and have tended to become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future, or that we will at all times be in compliance with all such requirements and regulations, despite its intention to be. The Company may also find itself subject, possibly due to changes in legislation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired.  Such liability could be based on activities which are not at all related to the Company’s current activities.

Strategic Risks

Regulations
In addition to vehicle production, the Company’s market is driven by the safety content per vehicle, which is affected by new regulations and new crash test programs, in addition to consumer demand for new safety technologies. Historically, this has enabled the Company to increase its sales above the long-term growth rate of the global light vehicle production.

The most important regulation is the federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S. has adopted new regulations for side-impact protection to be phased-in during a three-year period beginning in 2009, and China introduced a crash rating program in 2006. There are also plans for improved rollover protection, pedestrian protection and e-call systems in many countries that could affect the Company’s market.

There can be no assurance, however, that changes in regulations could not adversely affect the demand for the Company’s products or, at least, result in a slower increase in the demand for them.

Dependence on Customers
The five largest vehicle manufacturers account for 49% of global light vehicle production and the ten largest manufacturers for 71%. As a result of this consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power. The Company’s five largest customers account for 59% of revenues and the ten largest customers account for 85% of revenues. For a list of the largest customers, see Note 19.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform), the loss of all business of a major customer or a bankruptcy of a major customer could have a material adverse effect on the Company. The largest contract accounted for 5% of sales in 2007. This contract expires in 2012.

In addition, a significant disruption in the industry, a significant decline in demand or pricing, or a dramatic change in technology could have a material adverse effect.

Dependence on Suppliers
Autoliv, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. In some cases, customers require that the suppliers are qualified and approved by them. Autoliv’s supplier consolidation program seeks to reduce costs but increases our dependence on the remaining suppliers. As a result, the Company is dependent, in several instances, on a single supplier for a specific component.

Consequently, there is a risk that disruptions in the supply chain could lead to the Company not being able to meet its delivery commitments and, as a consequence, to extra costs. This risk increases as suppliers are being squeezed between higher raw material prices and the continuous pricing pressure in the automotive industry.

The Company’s strategy is to reduce these supplier risks by maintaining multiple suppliers in all significant component technologies, by standardization and by developing alternative suppliers around the world. However, for various reasons including costs involved in maintaining alternative suppliers, this is not always possible. As a result, difficulties with a single supplier could impact more than one customer and product, and thus materially impact our earnings.

New Competition
The market for occupant restraint systems has undergone a significant consolidation during the past ten years and Autoliv has strengthened its position in this passive safety market. However, in the future, the best growth opportunities may be in safety electronics and active safety systems markets, which include and are likely to include other and often larger companies than Autoliv’s traditional competitors.

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active and especially integrated safety.

Patents and Proprietary Technology
The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2007, the Company held more than 4,500 patents. The patents expire on various dates during the period 2008 to 2027. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. There can also be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology.

Financial Risks

The Company is exposed to financial risks through its international operations and debt-financed activities. These financial risks are caused by variations in the Company’s cash flows resulting from changes in exchange rates and interest rate levels, as well as from refinancing and credit risks.

The Company defines the financial risks as currency risk, interest-rate risk, refinancing risk and credit risk. In order to reduce these risks and to take advantage of economies of scale, the Company has a central treasury department supporting operations and management. The treasury department handles external financial transactions and functions as the Company’s in-house bank for its subsidiaries.

The Board of Directors monitors compliance with the financial policy on an on-going basis. At December 31, 2007, the Company was compliant with all of its financial policies.

Currency Risks
1. Transaction Exposure
Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency.

The Company’s gross transaction exposure forecasted for 2008 is approximately $1.7 billion. Part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.5 billion per annum. In the three largest net exposures, Autoliv expects to sell U.S. dollars against Mexican Peso for the equivalent of $220 million, Euros against Swedish Krona for $161 million and Euros against British Pounds for $117 million. Together these currencies will account for approximately one third of the Company’s net exposure.

Since the Company can only effectively hedge these flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to 22% of sales and is made up of 50 different currency pairs with exposures in excess of $1 million each. Consequently, the income statement effect related to transaction exposures is small. As a result, Autoliv does not hedge these flows.

2. Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. Close to 55% of the Company’s sales is denominated in Euro or other European currencies, while 21% of net sales is denominated in U.S. dollars.

The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies would have decreased reported U.S. dollar net annual sales in 2007 by $37 million or by roughly 0.6%. The reported operating income for 2007 would also have declined by 0.6% or by $3 million. The fact that both sales and operating income is impacted at the same rate (i.e. 0.6%) is due to the fact that most of the Company’s production is local. Accordingly, most revenues and costs are matched in the same currencies.

The Company’s policy is not to hedge this type of translation exposure.

3. Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country’s local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company’s income.

The Jobs Act distributions in 2005 also decreased this exposure significantly as non-U.S. dollar assets after 2006 were better matched by non-dollar debt than in the past.

Interest Rate Risk
Interest rate risk refers to the risk that interest rate changes will affect the Company’s borrowing costs.

Autoliv’s interest rate risk policy was amended in 2007 and now states that an increase in floating interest rates of one percentage point should not increase the annual net interest expense by more than $10 million (previously $5 million) in the following year and not by more than $15 million (previously $10 million) in the second year.

The Company estimates, given its debt structure at the end of 2007, that a one percentage point interest rate increase would increase net interest expense in 2008 and 2009 by $8.1 million and $9.4 million, respectively.

The fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is $200 million of the $400 million private placement issued in 2007. The entire placement was issued carrying fixed interest rates but in order to benefit from a potential future decrease of interest rates, $200 million of this placement was swapped into floating interest rates. The table below shows the maturity and composition of the Company’s net borrowings.

Net Borrowings
	% of	% with fixed	% with floating	Maturity of
December 31, 2007	total	interest	interest	fixed rate part
U.S. Dollars (USD)	59	29	71	6 years
Swedish Krona (SEK)	27	48	52	1 year
Japanese Yen (JPY)	12	32	68	2 years
Other	2	17	83	8 years
Total	100	34	66

Given this interest rate profile, a 1% change in interest rates on the Company’s floating rate debt would change net interest expense by $8.1 million during the first year and by $9.4 million during the second year.

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

The financial turmoil in the second half of 2007 did not have a material effect on the Company’s refinancing ability, although there were slight negative effects on the Company’s two commercial paper programs. The strong financial position of the Company was also evidenced by the successful issuance in November 2007 of the $400 million U.S. private placement without financial covenants. The transaction reduces the refinancing risk in any given year as the note maturities are spread out between 2012 and 2019.

The Company also has a syndicated revolving credit facility with a group of banks, which backs its short-term commercial paper programs. The committed facility of $1.1 billion matures in November 2012 and was unutilized at year-end. In addition, the Company issues long-term notes under the Swedish medium term note program of SEK 5 billion (US $773 million).

The Company’s policy is that total net debt (non-U.S. GAAP measure) shall be issued as or covered by long-term facilities with an average maturity of at least three years and with a target maturity of four years. At December 31, 2007, net debt was $1,182 million and total available long-term facilities were $1,727 million with an average life of 5.1 years.

Credit Risk in Financial Markets
Credit risk refers to the risk of a counterparty being unable to fulfill an agreed obligation. In the Company’s financial operations, this risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing.

In order to further reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a calculated  risk amount of $75 million per bank.

Debt Limitation Policy
To manage the inherent risks and cyclicality in the Company’s business, the Company maintains a relatively conservative financial leverage. At the same time, it is important to have a capital structure which is optimal for shareholders.

The Company’s policy is to always maintain a leverage ratio significantly below three and an interest coverage ratio significantly above 2.75. At the end of 2007, these ratios were 1.5 and 9.8, respectively. For details on leverage ratio and interest-coverage, refer to the tables below which reconcile these two non-U.S. GAAP measures to U.S. GAAP measures.

In addition, it is the objective of Autoliv to maintain a strong investment grade rating. Autoliv’s current long-term credit rating from Standard and Poor’s is A-, after being upgraded in 2005 from BBB+.

Reconciliations to U.S. GAAP

Interest Coverage Ratio Full Year 2007		Leverage Ratio December 31, 2007
Operating income	$502.0	Net debt3)	$1,181,9
Amortization of intangibles1)	20.3	Pension liabilities	63.3
		Debt per the Policy	$1,245.2
Operating profit per the Policy	$522.3	Income before income taxes	$446.2
Interest expense net2):	$53.5	Plus: Interest expense net2)	53.5
Interest coverage ratio	9.8	Depreciation and amortization of intangibles1)	320.8
		EBITDA per the Policy	$820.5
		Leverage ratio	1.5

1) Including impairment write-offs, if any.
2) Interest expense net is interest expense less interest income.
3) Net debt is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.

Selected Consolidated Data for Autoliv Inc. in Swedish Krona (SEK)

		Change		Change
	2007	2007/2006	2006	2006/2005	2005
Net sales (million)	45,748	0.2%	45,647	(2%)	46,351

Income before income
taxes (million)	3,014	(15%)	3,552	(1%)	3,600

Net income (million)	1,946	(34%)	2,968	36%	2,186

Earnings per share	24.87	(31%)	35.97	48%	24.35
(Average exchange rates: $1 = SEK 6.76 for 2007; $1 = SEK 7.38 for 2006; $1 = SEK 7.47 for 2005)

“Safe Harbor Statement

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf.

When used in this report, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements.

All statements contained or incorporated in this Report which are not conveying historical information but in any way address operating performance, events or developments that we expect or anticipate may occur in the future, including statements related to business opportunities, awarded sales contracts, sales backlog and on-going commercial arrangements or statements expressing views about future operating results, are forward-looking statements.

All such forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this report and are expressly qualified in their entirety by the cautionary statements included in this report and in our filings with the Securities and Exchange Commission(SEC). We undertake no obligation to update or revise forward-looking statements which have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this report.

The factors, risks and uncertainties that may cause actual results to differ from those expressed in our forward-looking statements include, but are not limited to, the risks, described above and in Item 1A, “Risk Factors,” in our Report on Form 10-K and from time to time in our other SEC filings.

Outlook for 2008

During 2008, light vehicle production is expected to increase by an average of 2.5% but to decline by 5% both in North America and in Western Europe.

However, we expect to offset this negative mix effect by continued introductions of curtain airbags, market share gains in safety electronics and steering wheels, and by continued step-up in sales of advanced seatbelt technologies. In addition, currency effects could have a favorable impact of 4%, provided that the mid-February exchange rates prevail. The consolidation of Autoliv IFB in India should add another percentage point. Based on these assumptions, we expect consolidated sales to grow by 7% with the organic sales portion growing at an average rate for the year of approximately 2%. However, the growth will come gradually, starting with an expected decline in organic sales of approximately 3% in first quarter. This is partially due to the Easter Holiday falling into the first quarter and not in the second quarter as in 2007.

Given current price trends for steel and magnesium average raw material prices will probably be somewhat higher for us during 2008 than during 2007. We also expect costs for distressed suppliers to remain on the same level as in 2007, and we have assumed that restructuring costs will remain on the 2007 level. However, we expect the unusually high start-up costs in China to diminish as the capacity utilization in the new plants enhances gradually during the year. We therefore expect margins to recover – despite the weak vehicle production in our largest markets – and to reach an operating margin in the range of 8.0% and 8.5%.

The effective tax rate is forecasted to amount to approximately 31%, compared to 33.7% in 2007.

Critical Accounting Policies

New Accounting Pronouncements
The Company has evaluated the recently issued statements and interpretations of the Financial Accounting Standards Board.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN-48”), on January 1, 2007. Therefore, the method of determining the liability recorded for unrecognized tax benefits has changed and is not comparable with prior years. For further information see Note 4 to the Consolidated Financial Statements.

To the extent other new pronouncements are applicable they have primarily resulted in additional financial statement disclosure. See Note 1 for a more detailed discussion of the requirements and applicability of these statements.

Application of Critical Accounting Policies
The Company’s significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein.

Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a company’s management. Actual results could differ from these estimates.

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

The Company has guidelines for calculating provisions for bad debts based on the age of receivables. In addition, the accounts receivable are evaluated on a specific identification basis. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience of the debtor, the experience of other enterprises in the same industry, the debtor’s ability to pay and/or an appraisal of current economic conditions.

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

Goodwill Impairment
The Company performs an annual impairment review of goodwill in the fourth quarter of each year following the Company’s annual forecasting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital.

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity.

There were no impairments in 2005-2007.

Defined Benefit Pension Plans
The Company has defined benefit pension plans covering most U.S. employees and some non-U.S. employees most of which are in high-cost countries, see Note 18 to the Consolidated Financial Statements included herein by reference.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2007 pension expense were a discount rate of 5.75%, expected rate of increase in compensation levels of 4.0%, and an expected long-term rate of return on plan assets of 7.5%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2007 were a discount rate of 6.4% and an expected rate of increase in compensation levels of 4.0%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The Company assumes a long-term rate of return on U.S. plan assets of 7.5% for calculating the 2007 expense, the same level as for 2006. At December 31, 2007, 67% of plan assets was invested in equities, compared to the target of 65%.

A 1% decrease in the long-term rate of return on plan assets would result in an increase in the U.S. annual pension expense of $1.2 million. A 1% decrease in the discount rate would have increased the 2007 U.S. pension expense by $1.6 million and would have increased the December 31, 2007 benefit obligation by $14 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2007 pension expense by $2 million and would have increased the December 31, 2007 benefit obligation by $9 million.

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

In fact, adjustments to reserves for income taxes did have a material impact during 2006. See Note 4 to the Consolidated Financial Statements included herein.

Contingent Liabilities
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters. See Note 16 to the Consolidated Financial Statements included herein.

The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks.

The Company records liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate the cost.

The Company believes, based on currently available information, that the resolution of outstanding matters, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company’s financial position or results of operations.

However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

Management’s Report

Management’s Report on Internal Control over Financial Reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

–
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

–
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein.

The certification required pursuant to Section 303A 12(a) of the New York Stock Exchange Listed Company Manual has been filed with the New York Stock Exchange.

The Company has also filed the CEO/CFO certifications required pursuant to Section 302 of the Sarbanes Oxley Act of 2002 as exhibit 31 to the form 10-K filed with the Securities and Exchange Commission.

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2007	2006	2005

Net sales	Note 19	$6,769.0	$6,188.0	$6,204.9
Cost of sales		(5,438.4)	(4,922.8)	(4,936.9)
Gross profit		1,330.6	1,265.2	1,268.0

Selling, general and administrative expenses		(359.8)	(325.5)	(331.0)
Research, development and engineering expenses		(395.7)	(397.6)	(385.8)
Amortization of intangibles	Note 9	(20.3)	(15.1)	(15.5)
Other income (expense), net	Note 10, 16	(52.8)	(7.0)	(23.0)
Operating income		502.0	520.0	512.7
Equity in earnings of affiliates		6.4	5.2	7.1
Interest income	Note 12	9.0	8.6	6.7
Interest expense	Note 12	(62.5)	(46.9)	(44.1)
Other financial items, net		(8.7)	(5.5)	(0.4)
Income before income taxes		446.2	481.4	482.0

Income taxes	Note 4	(150.3)	(58.9)	(173.2)
Minority interests in subsidiaries		(8.0)	(20.2)	(16.2)
Net income		$287.9	$402.3	$292.6

Earnings per common share
– basic		$3.70	$4.90	$3.28
– assuming dilution		$3.68	$4.88	$3.26
Weighted average number of shares (in millions)
– basic		77.9	82.1	89.1
– assuming dilution		78.3	82.5	89.7
Number of shares outstanding, net of treasury shares (in millions)		73.8	80.1	83.7

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(Dollars and shares in millions)		2007	2006
Assets
Cash and cash equivalents		$153.8	$168.1
Receivables (net of allowances of $10.9 and $15.4)	Note 5	1,230.7	1,206.7
Inventories, net	Note 6	561.3	545.4
Income tax receivables	Note 4	32.2	60.0
Prepaid expenses		57.5	55.3
Other current assets		59.7	62.9
Total current assets		2,095.2	2,098.4

Property, plant and equipment, net	Note 8	1,259.8	1,160.4
Investments and other non-current assets	Note 7	190.9	175.7
Goodwill	Note 9	1,613.4	1,537.1
Intangible assets, net	Note 9	146.1	139.2
Total assets		$5,305.4	$5,110.8

Liabilities and shareholders’ equity
Short-term debt	Note 12	$311.9	$294.1
Accounts payable		834.0	762.5
Accrued expenses	Note 10, 11	315.4	270.6
Other current liabilities		155.4	142.5
Income taxes	Note 4	46.6	61.9
Total current liabilities		1,663.3	1,531.6

Long-term debt	Note 12	1,040.3	887.7
Pension liability	Note 18	63.3	93.8
Other non-current liabilities		137.2	109.7
Total non-current liabilities		1,240.8	1,091.2

Minority interests in subsidiaries		52.2	85.1
Commitments and contingencies	Note 16, 17
Common stock1)		102.8	102.8
Additional paid-in capital		1,954.3	1,954.3
Retained earnings		1,339.3	1,161.4
Accumulated other comprehensive income		187.5	57.9
Treasury stock (29.0 and 22.7 shares)		(1,234.8)	(873.5)
Total shareholders’ equity	Note 13	2,349.1	2,402.9
Total liabilities and shareholders’ equity		$5,305.4	$5,110.8
1) Number of shares: 350 million authorized, 102.8 million issued for both years, and 73.8 and 80.1 million outstanding for 2007 and 2006, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(Dollars in millions)		2007	2006	2005
Operating activities
Net income		$287.9	$402.3	$292.6
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization		320.8	302.6	308.9
Deferred income taxes		(1.0)	(21.1)	(8.4)
Undistributed earnings from affiliated companies		(6.6)	(4.4)	(7.1)
Net change in:
Receivables and other assets		110.8	(10.3)	18.2
Inventories gross		11.9	(31.5)	(21.3)
Accounts payable and accrued expenses		36.7	(35.1)	(98.3)
Income taxes		9.7	(79.7)	(27.6)
Other, net		10.6	37.0	21.9
Net cash provided by operating activities		780.8	559.8	478.9

Investing activities
Expenditures for property, plant and equipment		(323.6)	(328.3)	(314.6)
Expenditures for intangible assets		(2.3)	(2.5)	(1.8)
Proceeds from sale of property, plant and equipment		11.7	35.9	5.9
Acquisition of businesses, net of cash acquired	Note 14	(120.6)	–	–
Investments in affiliated companies		1.1	8.5	8.0
Other		2.6	(2.0)	(0.1)
Net cash used in investing activities		(431.1)	(288.4)	(302.6)

Financing activities
Net decrease in short-term debt		(33.8)	(320.1)	(201.9)
Issuance of long-term debt		648.4	369.1	921.5
Repayments and other changes in long-term debt		(498.9)	(158.5)	(322.3)
Minority interest share of dividends paid		(1.2)	(2.8)	(4.8)
Dividends paid		(120.6)	(112.1)	(104.7)
Shares repurchased		(380.0)	(221.5)	(377.8)
Common stock incentives	Note 15	11.4	7.7	4.6
Other, net		–	–	(0.1)
Net cash used in financing activities		(374.7)	(438.2)	(85.5)

Effect of exchange rate changes on cash
and cash equivalents		10.7	39.0	(24.1)
Increase (decrease) in cash and cash equivalents		(14.3)	(127.8)	66.7

Cash and cash equivalents at beginning of year		168.1	295.9	229.2
Cash and cash equivalents at end of year		$153.8	$168.1	$295.9

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity
					Accumulated		Total1)
			Additional		other com-		share-
	Number	Common	paid in	Retained	prehensive	Treasury	holders’
(Dollars and shares in millions)	of shares	stock	capital	earnings	income (loss)	stock	equity
Balance at December 31, 2004	102.8	$102.8	$1,952.5	$713.0	$174.5	$(306.4)	$2,636.4

Comprehensive Income:
Net income				292.6			292.6
Net change in cash flow hedges					1.9		1.9
Foreign currency translation					(138.9)		(138.9)
Minimum pension liability					0.2		0.2
Total Comprehensive Income							155.8
Common stock incentives2)			1.8			4.6	6.4
Cash dividends				(104.7)			(104.7)
Repurchased treasury shares						(377.8)	(377.8)
Balance at December 31, 2005	102.8	$102.8	$1,954.3	$900.9	$37.7	$(679.6)	$2,316.1
Comprehensive Income:
Net income				402.3			402.3
Net change in cash flow hedges					(1.2)		(1.2)
Foreign currency translation					41.6		41.6
Minimum pension liability					(1.5)		(1.5)
Total Comprehensive Income							441.2
Cumulative effect of the adoption of FAS-1583)					(18.7)		(18.7)
Common stock incentives2)						27.6	27.6
Cash dividends declared				(141.8)			(141.8)
Repurchased treasury shares						(221.5)	(221.5)
Balance at December 31, 2006	102.8	$102.8	$1,954.3	$1,161.4	$57.9	$(873.5)	$2,402.9
Comprehensive Income:
Net income				287.9			287.9
Net change in cash flow hedges					(0.2)		(0.2)
Foreign currency translation					108.1		108.1
Pension liability					21.7		21.7
Total Comprehensive Income							417.5
Cumulative effect of the adoption of FIN-484)				9.7			9.7
Common stock incentives2)						18.7	18.7
Cash dividends declared				(119.7)			(119.7)
Repurchased treasury shares						(380.0)	(380.0)
Balance at December 31, 2007	102.8	$102.8	$1,954.3	$1,339.3	$187.5	$(1,234.8)	$2,349.1

1) See Note 13 for further details – includes tax effects where applicable.
2) See Notes 1 and 15 for further details – includes tax effects.
3) See Notes 1 and 18 for further details – includes tax effects.
4) See Note 1 and 4 for further details.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Dollars in millions, except per share data)
1 Summary of Significant Accounting Policies

Nature of Operations
Autoliv is a global automotive safety supplier with sales to all the leading car manufacturers.

New Accounting Pronouncements
New accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) which will be effective for the Company in or after fiscal year 2008, are the following:

Statement No.157, Fair Value Measurements (“FAS-157”), establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. FAS-157 was issued in September 2006 and is effective for fiscal years beginning after November 15, 2007. For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, FAS-157 has been deferred one year. The Company will adopt FAS-157 prospectively on January 1, 2008. The application of FAS-157 is not expected to have any significant impact on earnings and financial position for financial instruments and non-financial assets and liabilities which are periodically measured at fair value.

Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS-159”), provides companies with an option to report selected financial assets and liabilities at fair value. The objective of FAS-159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS-159 was issued in February 2007 and is effective for fiscal years beginning after November 15, 2007. The application of FAS-159 is not expected to have any significant impact on earnings and financial position, because the Company is not expected to elect to use the fair value option.

Statement No.141 (revised 2007), Business Combinations (“FAS-141(R)”), replaces FASB Statement No. 141. FAS-141(R) applies the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, requires the acquirer to recognize the fair value of all assets and liabilities acquired, even if less than hundred percent ownership is acquired, and establishes the acquisition date fair value as measurement date for all assets acquired and liabilities assumed. The Statement was issued in December 2007 and is effective prospectively for fiscal years beginning after December 15, 2008.

Statement No.160, Noncontrolling Interests in Consolidated Financial Statements (“FAS-160”), amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated financial statements. The Statement was issued in December 2007 and is effective for fiscal years beginning after December 15, 2008. The Company has not yet evaluated the effects of the application of FAS-160.

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

Business Combinations
The purchase price of an acquired entity is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition following the measurement requirements in FAS-141 Business Combinations. The acquisition cost in a business combination includes direct and indirect acquisition costs and any contingent consideration.

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and include Autoliv, Inc. and all companies over which Autoliv, Inc. directly or indirectly exercises control, which generally means that the Company owns more than 50% of the voting rights. Consolidation is also required when the Company is subject to a majority of the risk of loss from or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

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

Stock Based Compensation
Under the Autoliv, Inc. 1997 Stock Incentive Plan (the “Plan”) adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units (“RSUs”). All options are granted for 10-year terms, have an exercise price equal to the fair market value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is treasury shares. The Plan provides for the issuance of up to 5,085,055 common shares for awards. At December 31, 2007, 3,678,810 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see Note 15.

Beginning January 1, 2006, compensation costs for all of the Company’s stock-based compensation awards are determined based on the fair value method, using FAS-123(R). The Company records the compensation expense for RSUs and stock options over the vesting period. The impact of the adoption of FAS-123(R) was less than 0.1 percentage point in relation to sales.

Had compensation cost for all of the Company’s stock-based compensation awards been determined based on the fair value of such awards at the grant date, consistent with the methods of FAS-123 “Accounting for Stock-Based Compensation”, the Company’s total and per share net income for 2005 would have been as follows:

2005
Net income as reported	$292.6
Add: Compensation under intrinsic
value method included in
net income, net of tax	2.3
Deduct: Compensation under
fair value method for all
awards, net of tax	(6.2)
Net income pro-forma	$288.7
Earnings per share:
As reported, basic	$3.28
As reported, assuming dilution	$3.26
Pro-forma, basic	$3.24
Pro-forma, assuming dilution	$3.22

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2004 and 2003 (vested in 2007 and 2006) was $4.0 million and $2.8 million respectively. No RSUs were granted in 2002.

The weighted average fair value of options granted during 2007, 2006 and 2005 was estimated at $15.11, $13.83 and $13.33 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2007	2006	2005
Risk-free interest rate	4.7%	4.3%	3.7%
Dividend yield	2.5%	2.5%	2.2%
Expected life in years	5.5	5.5	5
Expected volatility	26.8%	31.0%	33.0%

Autoliv used the simplified method for determining the expected life assumption. The simplified method is an expected term based on the midpoint between the grant date and the end of the contractual term. Expected volatility is based on historical volatility.

The total stock (RSUs and stock options) compensation cost recognized in the income statement for 2007 and 2006 was $8.7 million and $7.5 million, respectively. In 2005, the compensation cost recognized in the income statement was $3.3 million and only included RSUs.

The total compensation cost related to nonvested awards not yet recognized is $5.0 million for RSUs and the weighted average period over which this cost is expected to be recognized is close to two years. There is no significant compensation cost not yet recognized for stock options.

Translation of Non-U.S. Subsidiaries
The balance sheets of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars using year-end rates of exchange.

Income statements are translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders’ equity.

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

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the criteria in EITF 99-5 for customer-funded tooling or the criteria for capitalization as property, plant & equipment (PP&E) for tools owned by Autoliv are fulfilled. Depreciation on Autoliv’s own tools is recognized in the income statement as cost of sales.

Pension Obligations
The Company provides for both defined benefit plans and defined contribution plans. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period. A defined benefit pension plan is one that contains pension benefit formulas, which generally determine the amount of pension benefit that each employee will receive for services performed during a specified period of employment.

The obligations for pensions are recognized and measured under FAS-87 Employers’ Accounting for Pensions and FAS-158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (see Note 18). The amount recognized as a defined benefit liability is the net total of projected benefit obligation (PBO) minus the fair value of plan assets (if any). The input to the fair value measurement of the plan assets is mainly quoted prices in active markets for identical assets.

Warranties and Recalls
The Company records liabilities for product recalls when probable claims are identified and it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the defective part.
Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

Insurance Deposits
The Company has entered into liability and recall insurance contracts to mitigate the risk of costs associated with product recalls. This is accounted for under the deposit method of accounting based on the existing contractual terms.

Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets’ estimated useful lives. Depreciation on capital leases is recognized in the income statement over the assets’ expected life or the lease contract terms whichever is less. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets
Goodwill represents the excess of acquisition cost over the fair value of net assets of businesses acquired. Goodwill is not amortized, but subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology and contractual relationships, are amortized over their useful lives which range from 5 to 25 years and 3 years, respectively.

Impairment of Goodwill and Long-lived Assets
The Company evaluates the carrying value of goodwill and long-lived assets for potential impairment when indications of impairment appear, and in addition for goodwill, at least annually. Impairment testing is primarily done utilizing the cash flow method, using discounted future cash flows for goodwill and undiscounted future cash flows for long-lived assets other than goodwill. The Company discounts projected operating cash flows using its after-tax weighted average cost of capital, including a risk premium to adjust for the market risk. The impairment testing of goodwill is based on three different product groups: 1) Airbags and Seatbelts, 2) Electronics and 3) Seat Sub-Systems.

Income Taxes
The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN-48”) on January 1, 2007. Therefore the method of determining the liability recorded for unrecognized tax benefits has changed and is not comparable with prior years. For further information see Note 4 Income Taxes.

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Current and non-current components of deferred tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. If a deferred tax asset or liability is not related to an asset or liability that exists for financial reporting purposes, including deferred tax assets related to carry forwards, the deferred tax asset or liability would be classified based on the expected reversal date of the temporary differences. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

Tax benefits associated with tax positions taken in the Company’s income tax returns are initially recognized and measured in the financial statements when it is more likely than not that those tax positions will be sustained upon examination by the relevant taxing authorities. The Company’s evaluation of its tax benefits is based on the probability of the tax position being upheld if challenged by the taxing authorities (including through negotiation, appeals, settlement and litigation). Whenever a tax position does not meet the initial recognition criteria, the tax benefit is subsequently recognized and measured if there is a substantive change in the facts and circumstances that cause a change in judgment concerning the sustainability of the tax position upon examination by the relevant taxing authorities. In cases where tax benefits meet the initial recognition criterion, the Company continues, in subsequent periods, to assess its ability to sustain those positions. A previously recognized tax benefit is derecognized when it is no longer more likely than not that the tax position would be sustained upon examination. Liabilities for unrecognized tax benefits are classified as non-current unless the payment of the liability is expected to be made within the next 12 months.

The Company’s effective tax rate includes the impact of undistributed non-U.S. earnings for which no U.S. tax has been provided because such earnings are considered to be permanently reinvested outside the U.S.

Earnings per Share
The Company calculates earnings per share (“EPS”) by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period (net of treasury shares). The EPS also reflects the potential dilution that could occur if common stock were issued for awards under the Stock incentive plan.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at year-end are either interest rate swaps, cross-currency interest rate swaps or foreign exchange swaps.

All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond 2019. For further details on the Company’s debt, see Note 12.

All derivatives are recognized in the statement of financial position at fair value. Assets and liabilities which represent the hedged item in a fair value hedge are also recognized at fair value. The method for establishing the fair value of the instruments is based on dealer quoted prices for identical instruments, significant other observable inputs or on pricing models using certain relevant input and other current assumptions. The derivatives are designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria under FAS-133 as amended by FAS-138. However, in certain cases the hedges do not qualify for hedge accounting, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates. The mark-to-market adjustment of the latter category of derivatives was $0.3 million and was recorded as a decrease of interest expense at December 31, 2007.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is not recognized in the income statement for the period but recorded in equity as a component of Other Comprehensive Income, (OCI). There were no material reclassifications from OCI to the income statement in 2007 and, likewise, no material reclassifications are expected in 2008. Any ineffectiveness has been immaterial. If the hedge accounting criteria under FAS-133 are not met, the changes in the fair values of the hedges are recognized in the income statement at each balance sheet date.

The fair value of the debt-related derivatives are reported in “Other current assets”, “Investments and other non-current assets”, “Other current liabilities” and “Other non-current liabilities” depending on whether they have a positive or a negative value and depending on their maturity.

Receivables
The Company has guidelines for calculating provisions for bad debts. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the age of the receivables, the Company’s prior experience of the debtor, the experience of other enterprises in the same industry, the debtor’s ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the reserves.

The Company has sold receivables relating to selected customers to various external financial institutions without recourse. The discount cost is recognized in “Other financial items, net”.

Receivables and Liabilities in Non-Functional Currencies
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in income amounted to $(9.9) million in 2007, $(14.7) million in 2006 and $(2.0) million in 2005.

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

2 Significant Business Acquisitions
Business acquisitions generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

As of December 3, 2007, Autoliv acquired the remaining 41% of the shares in Autoliv Changchun Maw Hung Safety Systems, a consolidated entity that now is a wholly-owned subsidiary. The purchase price and the preliminary goodwill in connection with the acquisition were $14 million and $3 million, respectively.

As of October 31, 2007, Autoliv acquired the remaining 50.01% of the shares in its joint venture Autoliv IFB Private Limited that became a fully consolidated entity from November 1, 2007. The purchase price and the goodwill in connection with the acquisition were $36 million and $23 million, respectively. This subsidiary had external sales in 2007 of $45 million.

As of January 15, 2007, Autoliv acquired the remaining 35% of the shares in Autoliv Mando, a consolidated entity that now is a wholly-owned subsidiary. The purchase price and the goodwill in connection with the acquisition were $80 million and $40 million, respectively.

As of June, 2006, Autoliv acquired another 20% of the shares in Nanjing Honggouang-Autoliv Safety Systems Co., Ltd, a consolidated entity, and thereby increased its interest to 70%. As of December, 2006, Autoliv acquired the remaining 9% of the shares in Autoliv Philippines Inc. and made it a wholly owned subsidiary. The purchase price of these acquisitions in 2006 amounted to $3 million. There were no acquisitions in 2005.

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

3 Fair Values of Financial Instruments

The carrying amounts reported in the balance sheet for long-term debt and other non-current financial assets and liabilities, including their respective short-term portion, represent their fair values if they are the hedged item in a fair value hedge.

For hedged liabilities in cash flow hedges and liabilities without hedge accounting, the fair value is below the carrying value by $1.2 million at December 31, 2007, which mostly relates to the short-term portion of long-term debt.

The fair value of debt instruments and related swaps are summarized in Note 12.

4 Income Taxes

Income before income taxes	2007	2006	2005
U.S.	$72.6	$115.3	$33.7
Non-U.S.	373.6	366.1	448.3
Total	$446.2	$481.4	$482.0

Provision for income taxes	2007	2006	2005
Current
U.S. federal	$20.0	$(19.9)	$23.0
Non-U.S.	129.7	94.8	146.9
U.S. state and local	1.6	5.1	11.7
Deferred
U.S. federal	2.1	(14.0)	8.2
Non-U.S.	(3.1)	(8.1)	(15.8)
U.S. state and local	0.0	1.0	(0.8)
Total income taxes	$150.3	$58.9	$173.2

Effective income tax rate	2007	2006	2005
U.S. federal income tax rate	35.0%	35.0%	35.0%
Jobs Creation Act	0.0	(2.4)	3.5
Net operating loss carry-forwards	0.0	(1.3)	(0.6)
Non-utilized operating losses	3.2	2.1	0.2
Foreign tax rate variances	(4.2)	(3.7)	(2.2)
State taxes, net of federal benefit	0.5	0.8	1.5
Earnings of equity investments	(0.5)	(0.4)	(0.5)
Export sales incentives	(0.0)	(0.6)	(0.6)
Tax credits	(4.3)	(3.9)	(2.6)
Changes in tax reserves	1.9	(11.6)	1.2
Accrual to return adjustments	(1.2)	(3.6)	(2.3)
Other, net	3.3	1.8	3.3
Effective income tax rate	33.7%	12.2%	35.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2007, the Company had net operating loss carry-forwards (“NOL’s”) of approximately $129 million, of which approximately $40 million have no expiration date. The remaining losses expire on various dates through 2019.

The Company also has $9.7 million of U.S. Foreign Tax Credit carryforwards, which expire on various dates through 2017. Valuation allowances have been established which partially offset the related deferred assets. The Company provides valuation allowances against potential future tax benefits when, in the opinion of management, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Such allowances are primarily provided against NOL’s of companies that have perennially incurred losses, as well as the NOL’s of companies that are start-up operations and have not established a pattern of profitability.

The Company benefits from “tax holidays” in certain of its subsidiaries, principally in China and Korea. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the first year of profitability of an eligible company. These tax holidays have resulted in income tax savings of approximately $12 million ($0.15 per share) in 2007, $11 million ($0.13 per share) in 2006 and $6 million ($0.07 per share) in 2005. These special holiday rates are expected to be available for several years, but have begun to be phased out at some subsidiaries in 2007.

The Company has reserves for income taxes that may become payable in future periods as a result of tax audits. These reserves represent the Company’s best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. The Company files income tax returns in the United States federal jurisdiction, and various states and foreign jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. In 2006, the U.S. Internal Revenue Service (“IRS”) completed its examination of the six tax years since the formation of the Autoliv, Inc. U.S. tax group in 1997. As a result, the Company recognized a non-cash income tax benefit in its third quarter 2006 of $57 million resulting from the release of certain income tax reserves. Another $12 million was released from tax reserves at the end of 2006 as a result of the closing of the statute of limitations at certain non-U.S. companies. In addition, net income in 2006 was positively impacted by other discrete tax items of $26 million, principally adjustments related to previous years’ tax returns. The decreases in the reserves in 2006 were partially offset by increases in reserves for other issues due to revisions to the best reasonable estimate of other tax exposure liabilities and interest accrued. The Company is no longer subject to income tax examination by the U.S. federal tax authorities for years prior to 2003. With few exceptions, the Company is also no longer subject to income tax examination by U.S. state or local tax authorities for tax years prior to 2003.  In addition, with few exceptions, the Company is no longer subject to income tax examinations by non-U.S. tax authorities for years before 2001. The Internal Revenue Service (“IRS”) began an examination of the Company’s 2003-2005 U.S. income tax returns in 2006 that is anticipated to be completed during 2008. In addition, the Company is undergoing tax audits in several non-U.S. jurisdictions covering multiple years. As of December 31, 2007, as a result of those tax examinations, the Company is not aware of any material proposed income tax adjustments. The Company expects the completion of certain tax audits in the near term. It is reasonably possible that the amount of unrecognized benefits with respect to certain of our unrecognized tax positions could significantly increase or decrease in some future period or periods. However, at this time, an estimate of the range of the reasonably possible outcomes is not possible.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN-48”), on January 1, 2007. As a result of the implementation of FIN-48, the Company recognized a decrease of $9.9 million in the liability recorded for unrecognized tax benefits as a cumulative effect of a change in accounting principle, which was accounted for as an increase to the January 1, 2007 balance in retained earnings. The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of January 1, 2007, the Company had recorded $39.6 million for unrecognized tax benefits related to prior years, including $5.3 million of accrued interest and penalties. During 2007, the Company recorded an increase of $4.3 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years and accrued $4.3 million for interest and penalties related to unrecognized tax benefits of prior years. The Company had $9.6 million accrued for the payment of interest and penalties as of December 31, 2007. Of the total unrecognized tax benefits of $48.2 million recorded at December 31, 2007, $25.1 million is classified as current tax payable and $23.1 million is classified as non-current tax payable on the balance sheet. Substantially all of these reserves would impact the effective tax rate if released into income. Prior to the adoption of FIN-48, at December 31, 2006, the accrual for tax reserves was $49.5 million, and all unrecognized tax benefits were classified as current tax payable.

Tabular presentation of tax benefits
unrecognized under FIN 48	2007
Unrecognized Tax Benefits at
beginning of year (post adoption of FIN-48)	$34.3
Gross amounts of increases and decreases:
Increases as a result of tax positions
taken during a prior period	5.9
Decreases as a result of tax positions
taken during a prior period	(4.7)
Increases as a result of tax positions
taken during the current period	1.5
Decreases as a result of tax positions
taken during the current period	0.0
Decreases relating to settlements
with taxing authorities	0.0
Decreases resulting from the lapse of
the applicable statute of limitations	0.0
Translation Difference	1.7
Total Unrecognized Tax Benefits at end of year	$38.7

Deferred taxes
December 31	2007	2006
Assets
Provisions	$62.7	$61.1
Costs capitalized for tax	1.0	1.3
Property, plant and equipment	31.5	27.6
Retirement Plans	33.7	40.5
Tax receivables, principally NOL’s	41.6	39.3
Other	1.3	3.0
Deferred tax assets before allowances	$171.8	$172.8
Valuation allowances	(30.8)	(25.4)
Total	$141.0	$147.4

Liabilities
Acquired intangibles	$(46.5)	$(40.1)
Statutory tax allowances	(2.5)	(3.0)
Insurance deposit	(7.3)	(8.3)
Distribution taxes	(8.9)	(7.6)
Other	(1.8)	0.0
Total	$(67.0)	$(59.0)
Net deferred tax asset	$74.0	$88.4

Valuation allowances against tax receivables
December 31	2007	2006	2005
Allowances at beginning of year	$25.4	$23.8	$14.8
Benefits reserved current year	9.8	12.3	5.2
Benefits recognized current year	(2.8)	(14.2)	(2.8)
Write-offs and other changes	(3.8)	0.8	6.9
Translation difference	2.2	2.7	(0.3)
Allowances at end of year	$30.8	$25.4	$23.8

U.S. federal income taxes have not been provided on $2.1 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes upon distribution to intermediate holding companies. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $2.1 billion of earnings were to be distributed to the U.S.

The American Jobs Creation Act of 2004 (the “Jobs Act” or the “Act”), enacted in October 2004, provided for an 85% dividend received deduction on certain non-U.S. earnings repatriated during 2004 or 2005. During 2005, the Company made distributions under the Jobs Act of $855 million of which $802 million qualified under the Act.

5 Receivables

December 31	2007	2006	2005
Receivables	$1,241.6	$1,222.1	$1,167.1
Allowance at beginning
of year	(15.4)	(18.1)	(13.3)
Reversal of allowance	6.8	4.4	4.0
Addition to allowance	(4.8)	(7.3)	(18.1)
Write-off against allowance	3.4	6.8	8.3
Translation difference	(0.9)	(1.2)	1.0
Allowance at end of year	$(10.9)	$(15.4)	$(18.1)
Total receivables,
net of allowance	$1,230.7	$1,206.7	$1,149.0

Autoliv has several agreements that allow it to sell accounts receivable from selected customers at a discount to various financial institutions without any recourse. Receivable sales have the effect of increasing cash and reducing accounts receivable and days receivables outstanding. Discount costs were recorded in Other financial items, net and amounted to $4 million for 2007 and $2 million for 2006. At December 31, 2007 and 2006 $124 million and $98 million, respectively, of sold receivables remained outstanding under these agreements.

6 Inventories

December 31	2007	2006	2005
Raw material	$250.4	$220.7	$186.4
Finished products	136.3	128.0	124.8
Work in progress	244.0	245.4	217.0
Inventories	$630.7	$594.1	$528.2

Inventory reserve at
beginning of year	$(48.7)	$(42.8)	$(38.8)
Reversal of reserve	6.7	5.6	3.9
Addition to reserve	(29.5)	(16.8)	(18.1)
Write-off against reserve	6.0	7.7	7.3
Translation difference	(3.9)	(2.4)	2.9
Inventory reserve at end of year	$(69.4)	$(48.7)	$(42.8)
Total inventories,
net of reserve	$561.3	$545.4	$485.4

7 Investments and Other Non-current Assets

As of December 31, 2007 and 2006, the Company had invested in five and six, respectively, affiliated companies which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method. The Company is applying deposit accounting for an insurance arrangement. For additional information on derivatives see Note 12.

December 31	2007	2006

Total investments in affiliated companies	$29.8	$27.4
Deferred income tax receivables	100.0	100.9
Derivative receivables	12.2	5.2
Long-term interest bearing deposit
(insurance arrangement)	25.9	23.8
Other non-current assets	23.0	18.4
Investments and other non-current assets	$190.9	$175.7

8 Property, Plant and Equipment

			Estimated
December 31	2007	2006	life
Land and land improvements	$91.1	$84.8	n/a to 15
Machinery and equipment	2,607.5	2,273.4	3-8
Buildings	676.3	590.5	20-40
Construction in progress	139.8	135.0	n/a
Property, plant and equipment	$3,514.7	$3,083.7
Less accumulated depreciation	(2,254.9)	(1,923.3)
Net of depreciation	$1,259.8	$1,160.4

Depreciation included in	2007	2006	2005
Cost of sales	$258.4	$246.8	$253.3
Selling, general and
administrative expenses	16.3	14.5	13.6
Research, development and
engineering expenses	25.8	22.4	26.5
Total	$300.5	$283.7	$293.4

No significant impairments were recognized during 2007, 2006 or 2005.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2007 and 2006, amounted to $0.4 and $0.3 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2007 and 2006, amounted to $4.9  and $5.1 million, respectively.

9 Goodwill and Intangible Assets

Unamortized intangibles	2007	2006
Goodwill
Carrying amount at beginning of year	$1,537.1	$1,524.8
Goodwill acquired during year	65.7	–
Translation differences	10.6	12.3
Carrying amount at end of year	$1,613.4	$1,537.1

Amortized intangibles	2007	2006
Gross carrying amount	$353.3	$322.7
Accumulated amortization	(207.2)	(183.5)
Carrying value	$146.1	$139.2

No significant impairments were recognized during 2007, 2006 or 2005.

At December 31, 2007, goodwill assets include $1,208 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

The aggregate amortization expense on intangible assets was $20.3 million in 2007, $18.9 million in 2006 and $15.5 million in 2005. The estimated amortization expense is as follows (in millions): 2008: $22.3; 2009: $22.2; 2010: $14.5; 2011: $8.5; and 2012 $8.3.

10 Restructuring and Other Liabilities

Restructuring items
Restructuring provisions are made, on a case by case basis, for plant consolidation in mainly Europe, U.S. and Australia and primarily include severance costs. The liability amounts below include provisions for contractual and liability issues related to ongoing litigation.

The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2004 to December 31, 2007.

2005
In 2005, employee-related restructuring provisions of $19.6 million were made for severance costs related to plant consolidation, primarily in the United Kingdom, Australia and France. The provision has been charged against “ Other income (expense), net” in the income statement. The change in liability during 2005 is mainly related to a resolution of a legal dispute. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2004 to December 31, 2005.

	December 31	Cash	Change in	Translation	December 31
	2004	payments	reserve	difference	2005
Restructuring employee-related	$4.7	$(15.7)	$19.6	$(0.8)	$7.8
Liability	16.2	–	(6.0)	(0.7)	9.5
Total reserve	$20.9	$(15.7)	$13.6	$(1.5)	$17.3

2006
In 2006, the employee-related restructuring provisions mainly related to headcount reductions in high-cost countries. The cash payments mainly relate to Europe and Australia for plant consolidation initiated in 2006 as well as in 2005. The change in liability during 2006 includes a resolution of a legal dispute resulting in cash payments. The changes in the reserves have been charged against “Other income (expense), net” in the income statement. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2005 to December 31, 2006.

	December 31	Cash	Change in	Translation	December 31
	2005	payments	reserve	difference	2006
Restructuring employee-related	$7.8	$(15.2)	$13.2	$0.6	$6.4
Liability	9.5	(4.5)	(5.3)	0.3	–
Total reserve	$17.3	$(19.7)	$7.9	$0.9	$6.4

2007
In 2007, the employee-related restructuring provisions mainly relate to headcount reductions in the high-cost countries of North America and Europe, and in Australia. The cash payments mainly relate to North America, Europe and Australia for plant consolidation initiated in 2007, 2006 and 2005. The changes in the reserves have been charged against “Other income (expense), net” in the income statement. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2006 to December 31, 2007.

	December 31	Cash	Change in	Translation	December 31
	2006	payments	reserve	difference	2007
Restructuring employee-related	$6.4	$(14.4)	$23.7	$1.1	$16.8
Total reserve	$6.4	$(14.4)	$23.7	$1.1	$16.8

As part of the restructuring activities, 461, 217 and 584 employees remained covered by the reserves at December 31, 2005, 2006 and 2007, respectively. As part of restructuring, 689 employees covered by the restructuring reserves left the company in 2005, 938 in 2006 and 647 in 2007.

11 Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company’s products fail to perform as expected and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues.

The Company records liabilities for product-related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

Cash payments have been made mainly for warranty related issues in connection with a variety of different products and customers. The significant payments in 2006 and 2005 were made in connection with ongoing recalls for the replacement of defective products.
The table below summarizes the change in the balance sheet position of the product-related liabilities.

December 31	2007	2006	2005
Reserve at beginning
of the year	$22.8	$33.3	$62.5
Change in reserve	5.2	7.3	12.3
Cash payments	(10.7)	(20.2)	(36.7)
Translation difference	1.5	2.4	(4.8)
Reserve at end of the year	$18.8	$22.8	$33.3

12 Debt and Credit Agreements

Interest expense, net increased by 40% or $15.2 million to $53.5 million as a result of higher average net debt and higher floating market interest rates as shown in the table below.

Average interest on net debt and interest net
	2007	2006	2005
Interest, net	$53.5	$38.3	$37.4
Average interest rate on net debt	4.9%	4.1%	5.1%

As part of its debt management, the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. In this note, short-term debt and long-term debt are discussed including DRD, i.e. debt including fair market value adjustments from hedges, but in the Debt Profile table it is also shown excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

Short-Term Debt
Of short-term debt, $204 million represents the short-term portion of long-term loans. These are primarily Swedish medium term notes which mature in 2008.

The Company also has credit facilities with a number of banks that manage the subsidiaries’ cash pools. In addition, the Company’s subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2007, excluding commercial paper facilities as described below, amounted to $265 million, of which $108 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2007, was $157 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2007 and 2006 was 4.1 % and 3.6%, respectively. The interest rate increase comes from increased floating interest rates and more loans in Chinese Renmimbi at higher interest rates and less loans in Swedish Krona (“SEK”) and Euros at lower interest rates.

Long-Term Debt
In 2007, Autoliv ASP Inc. a wholly owned subsidiary of the Company, issued $400 million of senior notes guaranteed by the Company in a private placement. The notes consist of four tranches of varying sizes, maturing 2012, 2014, 2017 and 2019 respectively and carry fixed interest rates between 5.6% and 6.2%. The Company has entered into swap arrangements with respect to the proceeds of the notes offering. After these swaps, $200 million of the notes carry fixed interest rates varying between 5.6% and 5.8% and $200 million carry floating interest rates varying between three-months LIBOR + 0.8% and 1.0%. In order to take advantage of the steep drop in U.S long-term interest rates and further decrease the interest rate risk, the Company subsequent to year-end cancelled a nominal $35 million 7-year interest rate swap in January 2008. Including this cancellation, $235 million of the notes carry fixed interest rates varying between 4.6% and 5.8% and $165 million carry floating interest rates varying between three-months LIBOR + 0.9% to 1.0%.

The Company has two commercial paper programs: one SEK 7 billion (approximately 1.1 billion USD) Swedish program, which at December 31, 2007, had notes of SEK 497 million outstanding ($77 million equivalent) at a weighted average interest rate including DRD of 4.2%, and one $1,000 million U.S. program, which at December 31, 2007 had notes of $322 million outstanding at a weighted average interest rate of 5.5%. All of the notes outstanding, in total $399 million, are classified as long-term debt because the Company has the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the revolving credit facility (RCF), which is available until 2012.

The current RCF of $1,100 million is syndicated among 15 banks. The commitment supports the Company’s commercial paper borrowings as well as being available for general corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company is not subject to any financial covenants in order to have the facility available but has a limitation on subordinated loans which the Company is in compliance with. The Company pays a commitment fee of 0.05% during the first five years  (until November 2010) and of 0.06% during year six and seven on the unused amount of the RCF given the current rating of A- from Standard & Poor’s. Borrowings are prepayable at any time and are due at expiration. The RCF was unutilized at December 31, 2007.

Under the Swedish medium-term note program of SEK 5 billion (approximately $773 million), SEK fixed and floating rate notes and Euro floating rate notes are outstanding. Some of the Euro notes are swapped into fixed rate Japanese Yen. The notes have up to three years remaining maturity and bear interest rates currently up to 5.2%. In total $225 million of notes, with a remaining maturity of more than one year, were outstanding at year-end. The remaining other long-term debt, $4 million, consisted primarily of fixed rate loans and capital leasing.

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks  and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments can only be entered with a limited number of banks up to a calculated risk amount of $75 million per bank. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing.

The first table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. The third table below shows the fair value of derivatives excluding related debt and will therefore not reconcile with the fair value of debt table. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1.

Debt Profile

Principal (notional) amount by expected maturity							Total
Weighted average interest rate	2008	2009	2010	2011	2012	Thereafter	long-term	Total
US private placement notes (incl. DRD1))					$110.0	$290.0	$400.0	$400.0
(Weighted average interest rate 5.7%)2)
Overdraft/Other short-term debt
(Weighted average interest rate 5.1%)	$103.7	–	–	–	–	–	–	103.7
Commercial paper
(Weighted average interest rate 5.3%)2)	–	–	–	–	398.8	–	398.8	398.8
Medium-term notes (incl. DRD2))
(Weighted average interest rate 4.0%)	193.2	$199.7	$25.6	–	–	–	225.3	418.5
Other long-term loans, incl. current portion3)
(Primarily fixed rates)	10.6	1.1	1.0	$0.7	0.3	1.0	4.1	14.7
Total debt as cash flow, (incl. DRD1))	$307.5	$200.8	$26.6	$0.7	$509.1	$291.0	$1,028.2	$1,335.7
DRD adjustment	4.4	3.4	3.7	-	-	5.0	12.1	16.5
Total debt as reported	$311.9	$204.2	$30.3	$0.7	$509.1	$296.0	$1,040.3	$1,352.2

1) Debt Related Derivatives (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. 2) Interest rates will change as roll-overs occur prior to final maturity. 3) Primarily denominated in Japanese Yen and Euro.

Fair Value of Debt, December 31

	2007	2007	2006	2006
	Carrying	Fair	Carrying	Fair
Long-term debt	value1)	value	value1)	value
Commercial paper
(reclassified)	$398.8	$398.8	$642.2	$642.2
U.S. Private placement	405.0	406.0	–	–
Medium-term notes	232.4	232.7	223.9	223.1
Other long-term debt	4.1	4.1	21.6	21.6
Total	$1,040.3	$1,041.6	$887.7	$886.9

Short-term debt
Overdrafts and other
short-term debt	$108.1	$108.1	$110.7	$110.7
Short-term portion of
long-term debt	203.8	202.3	183.4	182.4
Total	$311.9	$310.4	$294.1	$293.1

1) Debt as reported in balance sheet.

Fair Value of Derivatives, December 31

	2007	2007	2006	2006
In relation to	Total	Fair	Total	Fair
Private Placement	nominal	value	nominal	value
Interest rate swaps:
Fair value treatment	$200.0	$5.0	–	–
Total	$200.0	$5.0	–	–

In relation to Medium-term notes
Cross currency interest rate swaps:
Cash flow treatment	$82.6	$7.2	$77.8	$4.9
Total	$82.6	$7.2	$77.8	$4.9

In relation to inter company loans
Foreign exchange swaps:
Without hedge
accounting	$709.4	$4.3	$381.4	$(1.2)
Total	$709.4	$4.3	$381.4	$(1.2)

13 Shareholders’ Equity

Number of shares outstanding as of December 31, 2007 was 73,802,784.

Dividends	2007	2006	2005
Cash dividend paid per share	$1.54	$1.36	$1.17
Cash dividend declared per share	$1.56	$1.41	$1.24

Other comprehensive Income /
Ending Balance	2007	2006	2005
Cumulative translation adjustments	$193.3	$85.2	$43.6
Net gain/
loss of cash flow hedge derivatives	0.1	0.3	1.5
Unamortized portion of pension liability	(5.9)	(27.6)	(7.4)
Total (ending balance)	$187.5	$57.9	$37.7
Deferred taxes on cash
flow hedge derivatives	$(0.0)	$(0.1)	$(1.0)
Deferred taxes on the pension liability	$1.8	$13.1	$3.5

The components of other comprehensive income are net of any related income tax effects.

At December 31, 2006, the Company adopted FAS-158. The equity impact of this retirement benefits recognition requirement was a charge to Accumulated other comprehensive income of $18.7 million, net of tax. The pension liability amount for 2005 refers to the additional minimum liability under FAS-87.

During 2006, the Company began to accrue for dividends when declared by the Board of Directors. The effect of this change, which is recognized in “Other current liabilities”, is not significant to the Company’s financial position for any year presented.

Share Repurchase Program
The Board of Directors approved an expansion of the Company’s stock repurchase program and authorized the repurchase of an additional 10 million shares in Autoliv Inc. on December 15, 2005 and an additional 7.5 million shares on November 8, 2007.

Shares	2007	2006	2005
Shares repurchased
(shares in millions)	6.6	4.0	8.4
Cash paid for shares	$380.0	$221.5	$377.8

In total, Autoliv has repurchased 30.6 million shares since May 2000 for cash of $1,299.7 million, including commissions. Of the total amount of repurchased shares, approximately 1.6 million shares have been utilized in the stock incentive plans whereof 0.3 million were utilized during 2007.

Shareholder Rights Plan
Until December 4, 2007, Autoliv had a shareholder rights plan which provided each shareholder of record as of November 6, 1997, with certain rights upon the occurrence of specified events. The plan lapsed on December 4, 2007, without being replaced with a similar plan.

The maximum number of shares that may yet be purchased under the Stock Repurchase Program amounted to 6,897,505 shares at December 31, 2007.

14 Supplemental Cash Flow Information

The Company’s acquisitions of businesses, net of cash acquired were as follows:

	2007	2006	2005
Acquisitions/Divestitures:
Fair value of assets acquired
excluding cash	$(100.9)	–	–
Liabilities assumed	24.5	–	–
Minority interest acquired	(44.2)	–	–
Acquisition of businesses,
net of cash acquired	$(120.6)	–	–

Payments for interest and income taxes were as follows:

	2007	2006	2005
Interest	$59	$54	$48
Income taxes	$104	$201	$206

15 Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the “Plan”) adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units (“RSUs”).

The Plan provides for the issuance of up to 5,085,055 common shares for awards under the Plan. For more information on these rewards, see Note 1.

Information on the number of RSUs and stock options related to the Plan during the period 2005 to 2007 is as follows:

RSUs	2007	2006	2005
Outstanding at beginning of year	279,730	298,265	211,785
Granted	98,298	97,117	98,551
Shares issued	(124,194)	(112,347)	(810)
Cancelled	(8,301)	(3,305)	(11,261)
Outstanding at end of year	245,533	279,730	298,265

		Weighted
		average
	Number of	exercise
Stock options	shares	price
Outstanding at Dec 31, 2004	958,817	$25.91
Granted	295,661	47.46
Exercised	(196,895)	23.27
Cancelled	(17,990)	30.65
Outstanding at Dec 31, 2005	1,039,593	$32.45
Granted	291,350	49.60
Exercised	(238,440)	32.30
Cancelled	(10,519)	33.57
Outstanding at Dec 31, 2006	1,081,984	$37.10
Granted	281,075	58.91
Exercised	(200,097)	41.96
Cancelled	(17,050)	40.56
Outstanding at Dec 31, 2007	1,145,912	$41.55

Options exercisable
At December 31, 2005	747,245	$26.58
At December 31, 2006	792,259	$32.52
At December 31, 2007	876,762	$36.22

The following summarizes information about stock options outstanding on December 31, 2007:

		Remaining	Weighted		Weighted
	Number	contract life	average	Number	average
Range of exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price
$16.99 - $19.96	215,865	3.76	$18.61	215,865	$ 18.61
$21.36 - $29.37	114,169	4.92	21.57	114,169	21.57
$31.07 - $38.25	7,800	0.62	34.34	7,800	34.34
$40.26 - $49.60	538,928	7.13	46.40	538,928	46.40
$57.40 - $59.01	269,150	9.15	58.91	0	n/a
	1,145,912	6.70	$ 41.55	876,762	$ 36.22

16 Contingent Liabilities

Legal Proceedings
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters.

Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, it is the opinion of management that the various lawsuits to which the Company currently is a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience material litigation, product liability or other losses in the future.

In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc (“Marling”). At that time, Marling was involved in a lawsuit relating to the sale in 1992 of a French subsidiary. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and another entity, then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale, and appointed an expert to assess the losses suffered by the plaintiff. The acquiror of the French subsidiary has made claims for damages of approximately €40 million (approximately $59 million) but has not yet provided the court appointed expert with the materials needed to evaluate the claims. Autoliv has appealed against the May 2006 court decision and believes it has meritorious grounds for such appeal. In the opinion of the Company’s management, it is not possible to give any meaningful estimate of any financial impact that may arise from the claim. While not probable, the final outcome of this litigation may result in a loss that will have to be recorded by Autoliv, Inc. No reserves have been accrued for this dispute.

In December 2003, a U.S. Federal District Court awarded a former supplier of Autoliv ASP Inc. (a wholly-owned subsidiary of Autoliv Inc.), approximately $27 million plus pre-judgment interest of approximately $7 million in connection with a commercial dispute that relates to purchase commitments made in 1995. As a result of a final court ruling in 2007, after multiple appeals, Autoliv ASP was held liable to the former supplier and deposited a total of $36.4 million with the District Court in fulfillment of the award. The incremental cost of the legal settlement over amounts accrued in previous years of $ 30.4 million was charged to “other income (expense), net” in the income statement in 2007. On November 14, 2007, the District Court issued an order to the effect that Autoliv ASP had fully and completely satisfied the judgment. There remains an open issue as to the calculation of the pre-judgment interest. The former supplier has sought an additional approximately $4.9 million that it attributes to pre-judgment interest and on November 15, 2007, filed a notice of appeal from the District Court’s decision. Although the District Court denied the former supplier’s original motion seeking the additional pre-judgment interest, and Autoliv ASP believes it has meritorious grounds to oppose the appeal, the Court of Appeals may award the supplier some or all of the additional interest sought. Autoliv has not made any reserves for any additional interest which could be awarded the former supplier.

The Company believes that it is currently reasonably insured against warranty, recall and product (as well as other) liability risks, at levels sufficient to cover potential claims that are reasonably likely to arise in our businesses. Autoliv cannot be assured that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses, now or in the future, or that such coverage always will be available on our current market should we, now or in the future, wish to extend or increase insurance.

Product Warranty and Recalls
Autoliv is exposed to various claims for damages and compensation if products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected we face warranty and recall claims. Where such (actual or alleged) failure results, or is alleged to result, in bodily injury and/or property damage, we may also face product-liability claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company’s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by the customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements. Autoliv’s warranty reserves are based upon the Company’s best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from the Company’s recorded estimates.

17 Lease Commitments

Operating Lease
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2028. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $26.4 million for 2007, $24.3 million for 2006 and $24.7 million for 2005.
At December 31, 2007, future minimum lease payments for non-cancelable operating leases total $78.6 million and are payable as follows (in millions):  2008: $18.5; 2009: $15.1; 2010: $10.6; 2011: $8.2; 2012: $6.4; 2013 and thereafter: $19.8.

Capital Lease
The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2015. At December 31, 2007, future minimum lease payments for non-cancelable capital leases total $5.1 million and are payable as follows (in millions):  2008: $1.3; 2009: $1.2; 2010: $0.8; 2011: $0.5; 2012: $0.3; 2013 and thereafter: $1.0.

18 Retirement Plans

Defined Contribution Plans
Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the year ended December 31, 2007, 2006 and 2005 were $2.4 million, $2.7 million and $3.1 million, respectively. Contributions to defined contribution plans for the years ended December 31, 2007, 2006 and 2005 were $16.1 million, $15.2 million and $16.1 million, respectively.

Defined Benefit Plans
On December 31, 2006, the Company adopted the recognition, disclosure and measurement provisions of FAS-158 which requires the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the Company’s defined benefit pension and other post retirement benefit plans to be recognized in the December 31, 2006 statement of financial position, with a corresponding adjustment to Accumulated other comprehensive income, net of tax. The adjustment to Accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, prior service costs, and transition obligation remaining from the measurement and recognition provisions of FAS-87 which required these items to be netted against the plan’s funded status. These amounts will then be subsequently recognized as net periodic pension costs. Actuarial gains and losses arising in subsequent periods not recognized as net periodic pension costs will be recognized as a component of other comprehensive income and then taken in as a component of net periodic pension expense on the same basis as similar amounts reflected at adoption.

The impact of adopting the provisions of FAS-158 at December 31, 2006 is disclosed in the table below. The adoption of FAS-158 had no effect on the Company’s consolidated statement of income for 2006 or any prior period presented and will not affect the income in future periods. The effect of recognizing the additional liability for 2006 is included in the “Adjustments” column. The column “Before application” illustrates how the pension obligations as of year end 2006 would have been reported before applying FAS-158.

Incremental Effect of FAS-158 on the Total Retirement Obligations
December 31, 2006

	Before		After
	application	Adjustments	application
Pension liability	$65.9	$27.9	$93.8
Other Post Employment Benefits
(OPEB) liability	24.8	(0.5)	24.3
Total liability	$90.7	$27.4	$118.1
Accumulated other
comprehensive income (OCI)	13.3	27.4	40.7
Deferred income tax receivable	(4.4)	(8.7)	(13.1)
Stockholders’ equity
(OCI, net of tax)	$8.9	$18.7	$27.6

Components of Net Periodic Benefit Cost Associated with the Defined Benefit Retirement Plans

		U.S.			Non-U.S.
	2007	2006	2005	2007	2006	2005
Service cost	$6.6	$6.7	$9.9	$9.3	$8.9	$9.0
Interest cost	8.4	7.9	7.6	5.6	4.3	4.1
Expected return on plan assets	(8.9)	(8.4)	(6.8)	(2.9)	(2.4)	(2.2)
Amortization of prior service costs	0.1	0.1	0.5	0.1	0.4	0.1
Amortization of actuarial loss	0.3	1.4	0.4	1.3	1.2	0.9
Special termination benefits	–	–	–	2.2	–	–
Other	–	–	–	(0.0)	0.1	–
Net periodic benefit cost	$6.5	$7.7	$11.6	$15.6	$12.5	$11.9
Increase/(decrease) in minimum liability
included in other comprehensive income	n/a	n/a	–	n/a	n/a	$(0.1)

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., Australia, Canada, Germany, France, Japan, Mexico, Sweden, South Korea, India, Turkey, Philippines and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants. The main plan is the U.S. plan for which the benefits are based on an average of the employee’s earnings in the years preceding retirement and on credited service. The Company has closed participation in the Autoliv ASP, Inc. Pension Plan to exclude those employees hired after December 31, 2003. The Company’s non-U.S. defined benefit plan with the main obligations is the U.K. plan. The Company has closed participation in the U.K. defined benefit plan for all employees hired after April 30, 2003. The U.K. benefits are based on an average of the employee’s earnings in the last three years preceding retirement and on credited service. Members in the U.K. plan contribute to the plan at the rate of 9% of pensionable salaries.

The new minimum funding requirements of the U.S. Pension Protection Act of 2006 did not have a significant impact on Autoliv, mainly since Autoliv adopted a new funding policy in 2005 for the U. S. plans. Autoliv has furthermore, in consultation with the relevant plan fiduciaries, revised its approach to investing global pension assets. From 2006 onwards, the level of equity exposure will be reduced. This move takes into account the increasing maturity of the U.K. pension plan and will reduce volatility in both balance sheet and income statement figures for pensions going forward.

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $1.0 million. There are no net gains or losses to be amortized. Net periodic benefit cost associated with these U.S. plans was $6.5 million in 2007 and is expected to be around $3.5 million in 2008. The estimated net loss and prior service cost for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.2 and $0.1 million respectively. Net periodic benefit cost associated with these non-U.S. plans was $15.6 million in 2007 and is expected to be around $12.1 million in 2008. The net periodic benefit cost increased by $2.2 million during 2007 due to pension benefits that became fully accrued when Mr. Lars Westerberg retired as President and Chief Executive Officer of Autoliv, Inc. on April 1, 2007 instead of June 2008 as orginally planned. These pension costs are reported as special termination benefits in the table below. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, ten years for U.S. and 6-26 years for non-U.S participants, varying between the different countries depending on the age of the work force.

Changes in Benefit Obligations and Plan
Assets for the Periods Ended December 31

	U.S.		Non-U.S.
	2007	2006	2007	2006
Benefit obligation at
beginning of year	$152.6	$147.4	$120.0	$98.6
Service cost	6.6	6.7	9.4	8.9
Interest cost	8.4	7.9	5.6	4.3
Actuarial (gain) loss due to:
Change in discount rate	(9.5)	(3.3)	(10.3)	(1.5)
Experience	(1.4)	2.7	(1.7)	2.9
Other assumption changes	–	1.7	1.6	(0.6)
Plan participants’ contributions	–	–	0.2	0.3
Plan amendments	(9.4)	(2.5)	0.4	2.4
Benefits paid	(10.1)	(8.0)	(4.2)	(4.6)
Settlements and curtailments	–	–	(0.6)	(0.7)
Special termination benefits	–	–	2.2	–
Other	–	–	(0.0)	0.8
Translation difference	–	–	6.1	9.2
Benefit obligation at end of year	$137.2	$152.6	$128.7	$120.0
Fair value of plan assets at
beginning of year	$122.7	$116.5	$56.1	$42.3
Actual return on plan assets	9.3	14.1	3.0	2.7
Company contributions	9.1	0.1	14.7	10.7
Plan participants’ contributions	–	–	0.2	0.3
Benefits paid	(10.1)	(8.0)	(4.1)	(4.6)
Settlements	–	–	(0.2)	(0.7)
Other	–	–	(0.2)	0.8
Translation difference	–	–	2.1	4.6
Fair value of plan assets at year end	$131.0	$122.7	$71.6	$56.1
Accrued retirement benefit cost
recognized in the balance sheet	$(6.2)	$(29.9)	$(57.1)	$(63.9)

The short-term portion of the pension liability is not significant.

Changes in Accumulated Other Comprehensive Income for the Periods
Ended December 31 (before tax)

		U.S.		Non-U.S.
	2007	2006	2007	2006
Total retirement benefit recognized in
Accumulated other comprehensive
income at beginning of year	$19.3	n/a	$21.9	n/a
Net actuarial loss (gain)	(11.3)	$18.8	(10.6)	$21.8
Prior service cost (credit)	(9.4)	0.5	0.4	0.1
Amortization of prior service costs	(0.1)	–	(0.1)	–
Amortization of actuarial loss	(0.3)	–	(1.5)	–
Translation difference	–	–	0.5	–
Total retirement benefit recognized in
Accumulated other comprehensive
income at end of year	$(1.8)	$19.3	$10.6	$21.9

Components of Accumulated Other Comprehensive Income
as of December 31 (before tax)
		U.S.		Non-U.S.
	2007	2006	2007	2006
Net actuarial loss (gain)	$7.2	$18.8	$10.3	$21.8
Prior service cost (credit)	(9.0)	0.5	0.3	0.1
Total accumulated other comprehensive income
recognized in the balance sheet	$(1.8)	$19.3	$10.6	$21.9

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $112.3 million and $122.5 million at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $111.6 million and $101.3 million at December 31, 2007 and 2006, respectively.

The pension plans for which the accumulated benefit obligation (ABO) is in excess of the plan assets with the major amounts are the following countries: France, Germany, Japan, Sweden and U.K.

Pension Plans for which ABO Exceeds the Fair Value of Plan
Assets as of December 31

	U.S.	Non-U.S.
	2007	2007
Projected Benefit Obligation (PBO)	n/a	$109.9
Accumulated Benefit Obligation (ABO)	n/a	93.8
Fair value of plan assets	n/a	$51.0

Assumptions used to determine the Benefit Obligations
as of December 31
		U.S.		Non-U.S.
%, weighted average	2007	2006	2007	2006
Discount rate	6.40	5.75	2-11	2.25-8.5
Rate of increases
in compensation level	4.00	4.00	2.25-8	2-7

Assumptions used to determine the net periodic benefit cost for years ended December 31
		U.S.			Non-U.S.
%, weighted average	2007	2006	2005	2007	2006	2005
Discount rate	5.75	5.50	6.00	2.25-8.5	2-8.5	2-9
Rate of increases in compensation level	4.00	4.00	3.50	2-7	2.5-10	2-10
Expected long-term rate of return on assets	7.50	7.50	8.00	2.25-6.75	1.5-7	2.5-7

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

From 2006 and on the level of equity exposure is targeted at approximately 65%. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company assumes a long-term rate of return on the U.S. plan assets of 7.5% for calculating the 2007 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 2.25-6.75% for 2007. The non-U.S. plan with the majority of the plan assets is the closed U.K. plan.

In order to meet the Company’s target funding level – the Accumulated Benefit Obligation – Autoliv made contributions to the U.S. plan during 2007 amounting to $9.1 million and in 2006 to $0.1 million. The Company expects to contribute $5.1 million to its U.S. pension plan in 2008 and is currently projecting a funding level of $5.1 million in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $3.4 million annually in 2008 - 2010 and is currently projecting a falling funding level down to $0.4 million in the years thereafter.

Fair value of total plan assets for years ended December 31

		U.S.		Non-U.S.
Assets category in %, weighted average	Target allocation	2007	2006	2007	2006
Equity securities	65	67	67	19	13
Debt instruments	35	33	33	75	58
Other	–	–	–	6	29
Total	100	100	100	100	100

The estimated future benefit payments for the pension benefits reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially for the U.S. plan since this plan pays the majority of benefits as a lump sum.

Pension Benefits
Expected Payments	U.S.	Non-U.S.
2008	$10.3	$3.5
2009	10.0	4.8
2010	10.1	5.1
2011	10.7	6.1
2012	10.9	7.1
Years 2013-2017	$66.3	$44.5

Postretirement Benefits Other than Pensions
The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service (15 years after December 31, 2006), are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company’s subsidy at the amount in effect as of the year 2000 for most employees who retire after December 31, 1992. Additionally, the plan was further amended in 2003 to restrict participation to retirees who were eligible retirees or active participants in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. Effective January 1, 2007, the plan provides a company-paid subsidy based on service for all current and future retirees. The amount of the company-paid subsidy is closed and will not change in the future. Generally, employees will need 15 years of service to qualify for a benefit from the plan in the future. The effect of these changes is reflected in the December 31, 2006 measurement of the Accumulated Postretirement Benefit Obligation.

At present, there is no pre-funding of the postretirement benefits recognized under FAS-106. The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D) on its financial statements under FAS-106. Although the Plan may currently qualify for a subsidy from Medicare, the amount of the subsidy is so small that the expenses incurred to file for the subsidy may exceed the subsidy itself. Therefore the impact of any subsidy is ignored in the FAS-106 calculations as Autoliv will not be filing for any reimbursement from Medicare.

Components of Net Periodic Benefit Cost Associated with
the Postretirement benefit plans other than pensions

Period ended December 31	2007	2006	2005
Service cost	$1.2	$1.2	$1.2
Interest cost	1.3	1.3	1.2
Net periodic benefit cost	$2.5	$2.5	$2.4

Changes in Benefit Obligations and Plan Assets as of December 31
	2007	2006
Benefit obligation at
beginning of year	$24.2	$23.3
Service cost	1.2	1.2
Interest cost	1.3	1.3
Actuarial (gain) loss due to:
Change in discount rate	(2.0)	(0.8)
Experience	(0.2)	0.9
Other assumption changes	1.0	(0.7)
Benefits paid	(1.0)	(1.0)
Employee contributions	0.4	-
Benefit obligation at end of year	$24.9	$24.2

Fair value of plan assets, beginning of year	$–	$–
Company contributions	1.0	1.0
Benefits paid	(1.0)	(1.0)
Fair value of plan assets at end of year	$–	$–
Accrued postretirement benefit cost
recognized in the balance sheet	$(24.9)	$(24.2)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The short-term portion of the liability for postretirement benefits other than pensions is not significant.

Components of Accumulated Other Comprehensive Income as of December 31 (before tax)

	U.S.		Non-U.S.
	2007	2006	2007	2006
Net actuarial loss (gain)	$(1.3)	$0.2	$–	$–
Prior service cost (credit)	(0.6)	(0.7)	0.2	–
Total accumulated other comprehensive income
recognized in the balance sheet	$(1.9)	$(0.5)	$0.2	$–

For measuring end-of-year obligations at December 31, 2007, health care trend is not needed due to the fixed-cost nature of the benefits provided in 2008 and beyond. For U.S. employees retiring after December 31, 1992, the Company’s policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000. After 2006, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. The subsidy will not increase in future years.

The weighted average discount rate to determine the postretirement benefit obligation was 6.40% in 2007 and 5.75% in 2006. The average discount rate used in determining the postretirement benefit cost was 5.75% in 2007, 5.50% in 2006 and 6.00% in 2005.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2007. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net loss and prior service cost for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are less than $0.1 million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

Postretirement Benefits	Expected Payments
2008	$ 0.9
2009	1.0
2010	1.0
2011	1.2
2012	1.3
Years 2013-2017	$8.9

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

The customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2007: Ford 18% (incl. Volvo Cars with 6%, Mazda, etc.); Renault 12% (incl. Nissan); GM 11% (incl. Opel, Holden, SAAB, etc.); and Volkswagen 10%.
In 2006: Ford 20% (incl. Volvo Cars with 6%, Mazda, etc.); Renault 12% (incl. Nissan); GM 12% (incl. Opel, Holden, SAAB, etc.); and Volkswagen 10%.
In 2005: Ford 21% (incl. Volvo Cars with 7%, Mazda, etc.); Renault 14% (incl. Nissan); and GM 13% (incl. Opel, Holden, SAAB, etc.)

The Company has concluded that its operating segments meet the criteria, stated in FAS-131 “Disclosures about Segments of an Enterprise and Related Information”, for aggregation for reporting purposes into a single operating segment.

Net sales	2007	2006	2005
North America	$1,711	$1,721	$1,720
Europe	3,661	3,251	3,392
Japan	627	559	535
Rest of the World	770	657	558
Total	$6,769	$6,188	$6,205

Long-lived Assets	2007	2006	2005
North America	$1,938	$1,962	$1,931
Europe	838	759	740
Japan	122	118	103
Rest of the World	312	173	129
Total	$3,210	$3,012	$2,903

The Company’s operations are located primarily in Europe and the United States. Exports from the U.S. to other regions amounted to approximately $311 million, $387 million and $410 million in 2007, 2006 and 2005 respectively. Net sales in the U.S. amounted to $1,436 million, $1,549 million and $1,585 million in 2007, 2006 and 2005, respectively.

Long-lived assets in the U.S. amounted to $1,752 million, $1,780 million and $1,801 million for 2007, 2006 and 2005, respectively. For 2007, $1,522 million (2006 $1,533 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2007	2006	2005
Airbags and associated
products1)	$4,377	$4,085	$4,116
Seatbelts and associated
products2)	2,392	2,103	2,089
Total	$6,769	$6,188	$6,205

1) Includes sales of Steering wheels, Electronics, Inflators and Initiators
2) Includes sales of Seat components

20 Quarterly Financial Data (unaudited) 1)

	Q1	Q2	Q3	Q4
2007
Net sales	$1,699.2	$1,728.3	$1,557.2	$1,784.3
Gross profit	337.4	343.7	302.3	347.2
Income before taxes	113.2	88.82)	95.0	149.2
Net income	73.2	57.52)	63.2	94.0
Earnings per share
- basic	$0.91	$0.732)	$0.82	$1.25
- diluted	$0.91	$0.722)	$0.81	$1.25
Dividends paid	$0.37	$0.39	$0.39	$0.39

2006
Net sales	$1,567.9	$1,607.9	$1,410.6	$1,601.6
Gross profit	330.0	343.3	278.2	313.7
Income before taxes	133.1	132.4	91.8	124.1
Net income	94.6	82.8	121.73)	103.24)
Earnings per share
- basic	$1.13	$1.00	$1.493)	$1.284)
- diluted	$1.13	$1.00	$1.483)	$1.274)
Dividends paid	$0.32	$0.32	$0.35	$0.37

1) The Company’s reporting periods in this report consist of thirteen-week periods, ending on the Friday closest to the last day of the calendar month.
2) Increase in legal reserve decreased income before taxes by $30 million, net income by $20 million and earnings per share by 26 cents.
3) Release of tax reserves and other discrete tax items increased net income by $66 million and earnings per share by 80 cents.
4) Release of tax reserves and other discrete tax items increased net income by $24 million and earnings per share by 30 cents.

Exchange Rates for Key Currencies vs. U.S. dollar

	2007	2007	2006	2006	2005	2005	2004	2004	2003	2003
	Average	Year end	Average	Year end	Average	Year end	Average	Year end	Average	Year end
EUR	1.368	1.465	1.255	1.317	1.243	1.186	1.241	1.362	1.127	1.250
SEK	0.148	0.155	0.136	0.146	0.134	0.126	0.136	0.151	0.123	0.137
JPY/1000	8.491	8.844	8.606	8.410	9.081	8.526	9.239	9.641	8.620	9.347
KRW/1000	1.074	1.068	1.045	1.076	0.984	0.997	0.872	0.960	0.830	0.835
MXN	0.092	0.091	0.092	0.092	0.092	0.094	0.089	0.089	0.093	0.089

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 expressed an unqualified opinion thereon.

As discussed in Notes 1 and 4 to the financial statements effective January 1, 2007 the Company changed its method of accounting for uncertainty in income taxes. Also, as discussed in Notes 1 and 18 to the financial statements, in 2006 the Company changed its method of accounting for stock compensation, and defined benefit pension and other post retirement plans.

Stockholm, Sweden
February 20, 2008                                                                Ernst & Young AB

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of the internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autoliv Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of Autoliv, Inc. and our report dated February 20, 2008 expressed an unqualified opinion thereon.

Stockholm, Sweden
February 20, 2008                                                                Ernst & Young AB

Corporate Governance

This section should be read in conjunction with the proxy statement, which is available at www.autoliv.com. Please also refer to Risk Management and Internal Control in this Annual Report.

Autoliv is a Delaware holding corporation with its principal executive office in Stockholm, Sweden.

In addition to federal or state law and regulations, Autoliv is governed primarily by the following documents. All of them are available on Autoliv’s corporate website www.autoliv.com under Investors/Governance.
•	Restated Certificate of Incorporation of Autoliv, Inc.
•	Restated By-laws of Autoliv, Inc.
•	Corporate Governance Guidelines
•	Charters of the standing Committees of the Board
•	Code of Business Conduct and Ethics
•	Code of Conduct and Ethics for Directors
•	Code of Conduct and Ethics for Senior Officers

Shareholders’ Meeting
The Shareholders’ Meeting elects the Board of Directors. Shareholders also adopted  the Autoliv Inc. Stock Incentive Plan in 1997 and as further amended.

At the Shareholders’ Meeting each shareholder is entitled to one vote for each share of common stock. Shareholders can vote on the Internet or by sending proxy cards to the Company.

Only such business shall be conducted at a Shareholders’ Meeting that has been properly brought before the meeting. Stockholder proposals for the 2009 annual meeting must be received by the Company no later than November 10, 2008.

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

The Board is free to choose its chairman in a way that it deems best for the Company, and hence does not require the separation of the offices of the Chairman of the Board and the CEO.

The Board has full access to management and to Autoliv’s outside advisors. The work of the Board is reported annually in the proxy statement (see www.autoliv.com/investor/governance).

According to the Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board, and the directors are divided into three classes for terms of three years. The Board believes that it should generally have no fewer than nine and no more than twelve directors. Currently, the Board consists of 12 directors.

Directors
Directors are expected to spend the time and effort necessary to properly discharge their responsibilities, and accordingly, regularly attend meetings of the Board and committees on which directors sit. Directors are also expected to attend the Annual General Meeting of Shareholders.

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Committee will consider director candidates nominated by shareholders.

Nominees for director are selected on the basis of many factors, for example experience, knowledge, skill, expertise, integrity, understanding of Autoliv’s business environment and willingness to devote adequate time and effort to the Board.

The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Currently, all board members except for the current and former CEOs are independent. Normally, no more than one management executive may serve on the Board. Currently, the CEO is the only executive manager who also serves on the Board.

On an annual basis, the Board reviews the relations that each director has with the Company to assess independence. Directors who are also employees of the Company are generally expected to resign from the Board at the same time as their employment with the Company ends.

New directors are provided information about Autoliv’s business and operations, strategic plans, significant financial, accounting and risk management issues, compliance programs and various codes and guidelines.

Board Compensation
A director who is also an officer of the Company does not receive additional compensation for service as a director.

Current Board compensation is disclosed in Autoliv’s Proxy Statement together with the compensation of the five most highly compensated senior executives. Directors’ fees are the only compensation that the members of the Audit Committee can receive from Autoliv.

The Nominating and Corporate Governance Committee sponsors an annual self-assessment of the Board’s performance as well as the performance of each committee of the Board. The results of such assessments are discussed with the full Board and each committee.

Board Meetings
There shall be five regularly scheduled meetings of the Board each year, and at least one regularly scheduled meeting of the Board must be held quarterly.

The meetings of the Board generally follow a master agenda which is discussed and agreed in the beginning of each year, but any director is free to raise any other subjects.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. The lead independent director is presently  Mr. S. Jay Stewart.

Normally the Board visits one or more of the Company’s business operations at least once a year. In 2007, the Board visited the company’s Chinese facilities in Shanghai.

Committee Matters
All members of the standing board committees are determined by the Board to qualify as independent directors. The committees operate under written charters and issue yearly reports that are disclosed in the proxy statement.

There are three standing committees of the Board: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee:

Audit Committee
The Audit Committee appoints, in its sole discretion (subject to shareholder ratification), the firm of independent auditors that audit the annual financial statements. The committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors.

The committee also reviews the annual audit and its scope, including the independent auditors’ letter of comments and management’s responses thereto; possible violations of Autoliv’s business ethics and conflicts of interest policies; any major accounting changes made or contemplated; approve any Related Person Transaction; and the effectiveness and efficiency of Autoliv’s internal audit staff. In addition, the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors’ examinations.

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

The committee also administers Autoliv’s incentive plans as well as perquisites and other benefits to the executive officers.

Nominating and Corporate
Governance Committee
The Nominating and Corporate Governance Committee assists the Board in identifying potential candidates to the Board, reviewing the composition of the Board and its committees, monitoring a process to assess Board effectiveness and developing and implementing Autoliv’s Corporate Governance Guidelines.

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

Reports can be made to Autoliv’s Compliance Counsel or by calling the Corporate Compliance “Hotline” – a toll free number in each country – and leave a message anonymously on the voice mail.

Meetings and Committees1)
Nominating &
	Independent2)	Board	Audit	Compensation3)	Corp. Gov.	Nationality
Lars Westerberg	No	5/5	–	–	–	SWE
Robert W. Alspaugh 6)	Yes	5/5	6/6	–	–	US
Jan Carlson 4)	No	4/4	–	–	–	SWE
Sune Carlsson	Yes	4/5	6/6	–	–	SWE
William E. Johnston Jr.	Yes	5/5	–	3/3	3/3	US
Walter Kunerth	Yes	5/5	–	–	3/3	GER
George A. Lorch	Yes	5/5	–	3/3	–	US
Lars Nyberg6)	Yes	4/5	5/6	0/1	–	SWE
James M. Ringler	Yes	5/5	–	3/3	–	US
Kazuhiko Sakamoto 5)	Yes	3/3	–	–	0/0	JPN
S. Jay Stewart	Yes	5/5	–	–	3/3	US
Per Welin6)	Yes	5/5	6/6	–	–	SWE

1) Attended meetings in relation to total possible meetings for each member.
2)  Under the rules of the New York Stock Exchange, the Sarbanes-Oxley Act and the SEC.
3) Note that the composition of the compensation committee was changed during the year.
4) Elected May 3.
5) Elected August 16.
6) Qualifies as audit committee financial expert.

Board of Directors

1. Lars Westerberg
Chairman since April 1, 2007. Born 1948. Director since 1999. Elected until 2010. Former CEO. Chairman of Husqvarna AB. Director of Plastal AB, SSAB and Volvo AB. M.Sc. and BBA.

2. Robert W. Alspaugh
Born 1947. Director since 2006. Elected until 2010. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. BBA.

3. Jan Carlson
President and CEO. Born 1960. Director since May 2007. Elected until 2008. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. M.Sc.

4. Sune Carlsson
Born 1941. Director since 2003. Elected until 2008. Former President and CEO of AB SKF. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB. M.Sc.

5. William E. Johnston Jr.
Born 1940. Director since 2005. Elected until 2008. Former President, COO and Director of Morton International, Inc. Former Chairman of the Supervisory Board of Salins Europe S.A. Former Senior Vice President of Rohm & Haas Co. Director of Unitrin Inc.  MBA.

6. Walter Kunerth
Born 1940. Director since 1998. Elected until 2010. Industry consultant. Former member of Siemens’ Corporate Executive Board and President of Siemens’ Automotive Systems Group. Chairman of the Supervisory Boards of Götz AG and Paragon AG. Director of the Supervisory Board of Gildemeister AG. M.Sc. Honorary Professor.

7. George A. Lorch
Born 1941. Director since 2003. Elected until 2009. Former Chairman, President and CEO of Armstrong World Industries. Chairman Emeritus of Armstrong Holdings, Inc. Director of Pfizer, Inc., Williams Cos, HSBC North America Holdings Company and HSBC Finance. B.Sc.

8. Lars Nyberg
Born 1951. Director since 2004. Elected until 2010. President and CEO of Telia Sonera AB. Chairman of DataCard Corporation. Former Chairman and CEO of NCR Corp., BBA.

9. James M. Ringler
Born 1946. Director since 2002. Elected until 2009. Chairman of Teradata Corp. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Director of Dow Chemical Company, FMC Technologies Inc., MAPI, and CPC Corporation. B.Sc. and MBA.

10. Kazuhiko Sakamoto
Born 1945. Director since August 2007. Elected until 2009. Senior Executive Vice President and Member of the Board of Marubeni Corporation. Graduate from the Keio University and attendance to the Harvard University Research Institute for International Affairs.

11. S. Jay Stewart
Lead Independent Director. Born 1938. Director since 1989. Elected until 2008. Former  Chairman of Autoliv Inc., Former Chairman and CEO of Morton International, Inc. Director of HSBC North America Holdings, Inc. and KapStone Paper and Packaging Corp. B.Sc. and MBA.

12. Per Welin
Born 1936. Director since 1995. Elected until 2009. Chairman of L-E Lundberg-företagen AB. M.Sc., Techn. Lic. and MBA.

Board of Directors	No. of shares

Lars Westerberg	80,0001)
Robert W. Alspaugh	1,000
Jan Carlson	2,500
Sune Carlsson	5,303
William E. Johnston	1,000
Walter Kunerth	0
George A. Lorch	303
Lars Nyberg	0
James M. Ringler	964
Kazuhiko Sakamoto	0
S. Jay Stewart	78,459
Per Welin	8,8492)
Total	178,378

“Director since” includes time as director of Autoliv AB and Morton International, Inc. Number of shares as of February 19, 2008. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. These insider filings are also lodged with Finansinspektionen in Sweden. For information on the work of the Board, compensation to and presentations of directors, please refer to the proxy statement which is an integrated part of this annual report.
1) Mr. Westerberg also holds 222,500 stock options from his time as President, 1999-2007.
2) Including 5,018 Deferred Stock Units

Senior Management

1. Jan Carlson
President & CEO
Born 1960. Employed 1999
Shares:	2,500
Restricted Stock Units:	19,601
Stock options:	55,750

2. Steven Fredin
Vice President Engineering
Born 1962. Employed 1988
Shares:	500
Restricted stock units:	3,667
Stock options:	12,500

3. Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001
Shares:	4,000
Restricted stock units:	5,834
Stock options:	47,710

4. Magnus Lindquist
Vice President, Chief Financial Officer
Born 1963. Employed 2001
Shares:	2,000
Stock options:	5,500

5. Benoît Marsaud
Vice President Manufacturing,
Chief Operating Officer
Born 1952. Employed 1980
Shares:	11,546
Restricted stock units:	7,500
Stock options:	42,000

6. Svante Mogefors
Vice President Quality
Born 1955. Employed 1996
Restricted stock units:	4,834
Stock options:	16,950

7. Mats Ödman
Vice President Corporate Communications
Born 1950. Employed 1994
Shares:	7,002
Restricted stock units:	5,834
Stock options:	55,135

8. Jan Olsson
Vice President Research
Born 1954. Employed 1987
Shares:	8,299
Restricted stock units:	5,834
Stock options:	37,000

9. Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2001
Restricted stock units:	5,834
Stock options:	29,500

10. Lars Sjöbring
Vice President Legal Affairs,
General Counsel and Secretary
Master of Laws
Born 1967. Employed 2007
Restricted Stock Units:	2,500
Stock options:	7,500

Number of shares, RSUs and stock options as of February 19, 2008. For presentations of Senior Management, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com.

FINANCIAL DEFINITIONS
Capital Employed
Total shareholders’ equity and net debt.

Capital Expenditures
Investments in property, plant and equipment.

Days Inventory On-hand
Outstanding inventory relative to average daily sales.

Days Receivables Outstanding
Outstanding receivables relative to average daily sales.

Earnings per Share
Net income relative to weighted average number of shares (net of treasury shares) assuming dilution and basic, respectively.

Equity Ratio
Shareholders’ equity relative to total assets.

Gross Margin
Gross profit relative to sales.

Headcount
Employees plus temporary, hourly workers.

Interest-coverage Ratio
Operating income relative to interest expense, see page 42 in the annual report for reconciliation of this non-U.S. GAAP measure.

Leverage Ratio
Net interest bearing debt in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 42 in the annual report for reconciliation of this non-U.S. GAAP measure.

Net Debt
Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 33 in the annual report for reconciliation of this non-U.S. GAAP measure.

Net Debt to Capitalization
Net debt in relation to total shareholders’ equity
(including minority) and net debt.

Number of Employees
Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating Margin
Operating income relative to sales.

Pretax Margin
Income before taxes relative to sales.

Return on Capital Employed
Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on Shareholders’ Equity
Net income relative to average shareholders’ equity.

Operating Working Capital
Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See page 33 in the annual report for reconciliation of this non-U.S. GAAP measure.

Selected Financial Data

(Dollars in millions, except per share data)	2007	2006	2005	2004	2003
Sales and Income
Net sales	$6,769	$6,188	$6,205	$6,144	$5,301
Operating income	5021)	520	513	513	427
Income before income taxes	4461)	481	482	485	397
Net income	2881)	4022)	2933)	326	268

Financial Position
Current assets excluding cash	1,941	1,930	1,867	1,962	1,822
Property, plant and equipment	1,260	1,160	1,081	1,160	1,052
Intangible assets (primarily goodwill)	1,760	1,676	1,679	1,709	1,710
Non-interest bearing liabilities	1,552	1,441	1,418	1,678	1,493
Capital employed	3,531	3,413	3,193	3,236	3,187
Net debt	1,182	1,010	877	599	785
Shareholders’ equity	2,349	2,403	2,316	2,636	2,402
Total assets	5,305	5,111	5,065	5,354	4,931
Long-term debt	1,040	888	757	667	846

Share data
Earnings per share (US$) – basic	3.70	4.90	3.28	3.49	2.83
Earnings per share (US$) – assuming dilution	3.681)	4.882)	3.263)	3.46	2.81
Equity per share (US$)	31.83	30.00	27.67	28.66	25.31
Cash dividends paid per share (US$)	1.54	1.36	1.17	0.75	0.54
Cash dividends declared per share (US$)	1.56	1.41	1.24	0.85	0.56
Share repurchases	380	221	378	144	43
Number of shares outstanding (million)4)	73.8	80.1	83.7	92.0	94.9

Ratios
Gross margin (%)	19.7	20.4	20.4	19.9	18.9
Operating margin (%)	7.41)	8.4	8.3	8.4	8.1
Pretax margin (%)	6.61)	7.8	7.8	7.9	7.5
Return on capital employed (%)	15	16	16	16	14
Return on shareholders’ equity (%)	121)	172)	123)	13	12
Equity ratio (%)	44	47	46	49	49
Net debt to capitalization (%)	33	29	27	18	24
Days receivables outstanding	64	70	71	73	77
Days inventory outstanding	33	34	32	31	31

Other data
Airbag sales5)	4,377	4,085	4,116	4,028	3,608
Seatbelt sales6)	2,392	2,103	2,089	2,116	1,693
Net cash provided by operating activities	781	560	479	680	529
Capital expenditures	324	328	315	324	258
Net cash used in investing activities	(431)	(288)	(303)	(303)	(275)
Net cash provided by (used in) financing activities	(375)	(438)	(86)	(261)	(273)
Number of employees, December 31	35,300	35,700	34,100	34,500	32,100

1) Excluding impact of a court ruling, operating income would have been $532 million, income before taxes $476 million, net income $308 million, operating margin 7.9%, pretax margin 7.0%, earnings per share $3.94 and return on equity 12.8%, see page 32 in the annual report for reconciliation of these non-U.S. GAAP measures. 2) Excluding release of tax reserves and other discrete tax items, net income would have been $307 million, earnings per share $3.73 and return on equity 13.2%, see page 32 in the annual report for reconciliation of these non-U.S. GAAP measures. 3) Excluding the effect of the Job Creation Act transactions, net income would have been $306 million, earnings per share $3.41 and return on equity 12.2%, see page 32 in the annual report for reconciliation of these non-U.S. GAAP measures. 4) At year end, net of treasury shares. 5) Incl. electronics, steering wheels, inflators and initiators. 6) Incl. seat components.