Form 10-K, Exhibit 13
period 2009-12-31
AUTOLIV INC
filed 2010-02-19
CIK 1034670

Exhibit 13

Content 1)

3	2009 in Summary
4	Advanced Safety Systems
6	President’s Letter
9	Autoliv’s Targets
10	Vision, Mission & Values
12	Strategies
	14	Customers
	17	Technology
	20	Cost Control
	22	Employees
	24	Society
	26	Shareholders

Financials
	30	Management’s Discussion and Analysis
	45	Management’s Report
	46	Consolidated Statements of Income
	47	Consolidated Balance Sheets
	48	Consolidated Statements of Cash Flows
	49	Consolidated Statements of Shareholders’ Equity
	50	Notes to Consolidated Financial Statements
	69	Auditor’s Reports

70	Corporate Governance
72	Board of Directors
73	Senior Management
74	Locations and Capabilities; Financial Definitions
75	Multi-Year Summary

1)	All page references refer to the Annual Report (AR)

Reader’s Guide

Autoliv Inc. is incorporated in Delaware, USA, and follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures, see pages 32-33 and page 43 in the annual report. All amounts in this annual report are in U.S. dollars unless otherwise indicated.

“We”, “the Company” and “Autoliv” refer to “Autoliv Inc.” as defined in Note 1 “Principles of Consolidation” on page 50 in the annual report. For forward-looking information, refer to the “Safe Harbor Statement” on page 45 in the annual report.

Data on markets and competitors are Autoliv’s estimates (unless otherwise indicated) that are based on orders awarded to us or our competitors or other information put out by third parties. The estimates are also based on plans announced by vehicle manufacturers and regulatory agencies.

Financial Information

Every year, Autoliv publishes an annual report and a proxy statement prior to the Annual General Meeting of shareholders (see page 28 in the annual report).

The proxy statement provides information not only on the agenda for the meeting, but also on the work of the Board and its committees as well as on compensation paid to and presentation of directors and certain senior executive officers.

For financial information, please also refer to the Form 10-K and Form 10-Q reports and Autoliv’s other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2009 CEO Certification to the NYSE) are available at www.autoliv.com under Investors/Filings and at www.sec.gov.

The annual and quarterly reports, the proxy statement and Autoliv’s filings with the SEC as well as the Company’s Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can be downloaded from the Company’s corporate website. Hard copies of the above-mentioned documents can be obtained free of charge from the Company at the addresses on page 29 in the annual report.

Summary

Sharp drop in global light vehicle production

Strong recovery in the fall

Operating margin in fourth quarter 6.6% despite 4.2 percentage point negative impact from restructuring actions

Second highest year for free cash flow

Investments in R,D&E projects for small car and active safety

Acquisitions for industry consolidation

(Dollars in millions, except as indicated)	20091)	20081)	20071,2)
Net sales	$5,121	$6,473	$6,769
Operating income	69	306	502
Income before taxes	6	249	446
Net income	10	165	288
Earnings per share in $	0.12	2.28	3.68
Operating margin (%)	1.3	4.7	7.4
Cash flow from operations	493	614	781
Return on total equity (%) 3)	0.5	7.3	11.7
Dividends paid	15	115	121
Share repurchases	$—	$174	$380

1)	In 2009, 2008 and 2007, severance and restructuring costs reduced operating income by $133, $80 and $24 million and net income by $96, $55 and $16 million. This corresponds to a reduction of 2.6%, 1.2% and 0.4% on operating margins and 1.9%, 0.8% and 0.2% on net margins. The impact on earnings per share (EPS) was a reduction of $1.14, $0.76 and $0.21, while return on equity was reduced by 4.1%, 2.2% and 1.4% (see page 31 in the annual report and Note 10).
2)	In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on equity by 0.8% (see page 32 in the annual report).
3)	Adjusted in accordance with FASB ASC 810-10-45.

Net Sales

Consolidated net sales declined by 21% in 2009 to $5,121 million and organic sales (non-U.S. GAAP, see page 33 in the annual report) declined by nearly 18% as a result of 26% lower light vehicle production in the Triad (Europe, North America and Japan) where Autoliv generates more than 80% of sales. Light vehicle production declined by 13% as a global average.

Cash Flow

Operations generated $493 million in cash and $363 million after capital expenditures, net of $130 million but before acquisitions. This free cash flow was the third highest in the Companys history.

Capital expenditures were $184 million less than depreciation and amortization of $314 million, after previous years’ higher investments in low-cost countries.

Operating Margin by Quarter

For the full year 2009, operating margin declined to 1.3% partially due to restructuring costs that had a negative impact of 2.6 percentage points. However, the operating margin improved significantly in the second half of 2009 and in the fourth quarter the margin reached 6.6%, despite a 4.2 percentage point negative impact from restructuring charges.

ADVANCED SAFETY SYSTEMS

Autoliv – Driven for Life

Autoliv has accounted for virtually all major technological breakthroughs in the occupant restraint industry over the last 20 years, and we are determined to remain in the forefront of development.

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

Rear side airbags reduce injuries for rear occupants.

Knee airbags significantly reduce the risk for injuries to the knee, thigh and hip. These injuries today represent 23% of the active-life years lost to injury in frontal crashes involving motor vehicles.

Anti-sliding airbags are installed in the seat cushion. In a crash, the airbag raises the front end of the seat cushion to prevent the occupant from sliding under the seatbelt. This reduces significantly the risk for knee, thigh, and hip injuries for belted occupants. In addition, by keeping the occupant in an upright position, the protection from the frontal airbags becomes more efficient.

Modern steering wheels offer a variety of control switches and different designs. Some of our steering wheels have an integrated electrical motor that can vibrate the steering wheel thereby alerting the driver of a dangerous situation. To improve comfort in cold climate, the steering wheel can have a heated rim. In 2008, we introduced a new plastic material for the steering wheel rim that is recyclable and more environmentally friendly.

The driver airbag reduces fatalities in frontal crashes by approximately 25% (for belted drivers) and reduces serious head injuries by over 60%.

Crash Electronics

The electronic control unit (ECU) is the brain of the car’s safety system. It decides not only if, but also exactly when, the seatbelt pretensioners should be triggered and each airbag protection system should be deployed. The ECU contains crash sensors and a microprocessor, as well as back-up electricity in the event the connection to the car battery is cut off in the crash. The ECU is located in the middle of the vehicle where it is well protected during a crash. Autoliv’s latest ECU also contains sensors for the Electronic Stability Control (ESC) System.

Satellite sensors are mounted in the door beam, b-pillar, rocker panel, and various locations at the front of the vehicle to provide the ECU with impact data to enable appropriate deployment of the airbags and seatbelt pretensioners.

Pre-crash Systems

Night Vision system displays an image of the road scene ahead. This makes driving at night easier and safer. The system is so sensitive to the infrared (IR) light emission from objects and living creatures that the driver can see in total darkness without any headlights or other illumination. To provide an extra margin of safety, the latest generation of the system also analyzes the scene content and vehicle dynamics to determine if a pedestrian is at risk of being hit by the vehicle. An alert is then sent to the driver to give him/her as much as four seconds to react.

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

The safety and driver assist camera system is based on one or two cameras mounted together. This vision system has a range of up to 100 meters and can be used for lane departure warning, adaptive cruise control, queue driving aid, collision mitigation by braking, pedestrian detection and speed sign recognition.

Other Important Products

Pedestrian protection by outside airbags or hood-lifters.

Anti-whiplash system based on a yieldable backrest that tilts in a controlled way in a rear-end collision, and thereby reduces the risk for neck injuries.

Not shown: Foldable Integrated child seats mounted into the vehicle’s seat. Alcohol sensor that prevents impaired driving can save many lives. (NHTSA estimates that one third of all traffic fatalities in the US are alcohol related in some form).

PRESIDENT’S LETTER

Dear Shareholder,

What a difference a year can make.

2009 began with our sales dropping nearly 50% in the first quarter, and with customers and suppliers being squeezed from two ends - by the market’s very low demand and by the credit crunch. Both GM and Chrysler were saved by loans from the government to prevent them from dragging down their suppliers and sub-suppliers like a chain of dominos with unforeseeable consequences to the economy.

Despite this start to the year, less than one year later, we recorded a sales increase of 40% for the fourth quarter and an operating margin which would have been the highest in nine years if we had not taken exceptionally high restructuring charges during the quarter.

As a result, we were able to keep Autoliv’s track record of uninterrupted full-year profits. This was despite restructuring charges of $133 million and sales dropping by 21% (corresponding to a loss of revenue of $1.4 billion from the 2008 level).

We also succeeded in limiting negative cash flows to one quarter and in fact reported a full-year free cash flow (i.e. cash flow after capital expenditure) that was our third highest ever.

Thus, the year ended far more positively than it started and with a brighter outlook.

Early Action Plan

An important factor in our remarkable turn-around was the early initiation of our action program. We announced it already in July 2008 after having seen some worrying signs from China at the beginning of the summer.

When we announced our program, we did not foresee how severe the crisis would become, and we were even criticized for exaggerating. However, in September when the crisis exploded after the Lehman Brothers bankruptcy, we were well positioned to expand and accelerate our already initiated activities.

By being ahead of the curve we succeeded, already within nine months, in adjusting headcount by almost 10,000 – or close to 25%. This quick reduction was partly aided by Autoliv having a higher ratio of temporary workers than at the start of the last industry slow down in 2001. But more importantly, we were helped by a decade of continuous investments in flexible manufacturing processes in low-cost countries (LCC) rather than investing in capital-intensive automated lines in high-cost countries.

This manufacturing and LCC strategy not only increased our flexibility when the crisis hit, but it also enabled us to take advantage of growth opportunities as vehicle demand began to recover in the second quarter in China and India. As a result, our organic sales in China grew by 59% in 2009, 11 percentage points more than the Chinese light vehicle production.

The booming Chinese market now represents 9% of our global sales compared to 4% in 2008. The “Rest of the World” region, which is mainly emerging markets in Asia, now accounts for 18% of our global sales compared to only 9% five years ago.

This provides a solid platform for continued sales expansion in the coming years.

Staying ahead

Early in the year, we set three financial objectives for 2009 in response to the financial crisis and the crisis in the automotive industry. These objectives would enable us to “stay ahead of the curve”. They were:

1.	Defend our “investment grade” credit rating.

2.	Ensure that all credit facilities remain free of financial covenants.

3.	Enable participation in a likely industry consolidation from a position of strength.

At the end of 2008 and beginning of 2009, there were several rounds of downgrades of credit ratings in the automotive industry. This also affected our company which was downgraded one notch in November 2008 and two notches in February 2009. Another round of downgrades would have dropped us into “non-investment grade” territory. This could have compromised our ability to issue commercial paper. We therefore thought it prudent to further strengthen Autoliv’s equity base. At the time, Autoliv had nearly $900 million in cash and unutilized credit facilities compared to maturing debt for the rest of the year of less than $330 million. Thus, we had no lack of liquidity – unlike many other automotive companies.

Secondly, thanks to our strong focus on life-saving research and development, we were well positioned to receive long-term financing on favorable terms from the European Investment Bank, EIB. However, we were not prepared to give in on our policy of not accepting credit with financial covenants. And, as previously mentioned, our liquidity position was strong.

Thirdly, the financial crisis and the crisis in the automotive industry could lead to a shake-out of competitors, and we did not want to miss such a unique industry consolidation opportunity. In addition, a strong balance sheet had become a competitive advantage when vehicle manufacturers were awarding new business due to their increasing number of distressed suppliers.

As a result of our share repurchase program, Autoliv had treasury shares that could be used to further strengthen the Company’s equity base, thereby providing good prerequisites for fulfilling our three financial objectives for 2009. At the end of March, we therefore raised $377 million, net in equity and equity units (see page 38 in the annual report).

Now when we can look back at 2009, I am pleased to say that we not only accomplished all three of our objectives but also exceeded our initial goals. Consequently, we not only succeeded in moving to a “stable” from a “negative” outlook that Standard and Poor’s had on our credit rating, but we were also upgraded. In November, we became the first automotive company with an investment grade to accomplish a rating upgrade since the start of the financial crisis.

I am also pleased with the terms of the loan commitment we succeeded in receiving from EIB towards the end of the year. Not only is this commitment without financial covenants, as all of our other major debt, but the commitment gives us the option to utilize it within a period of 18 months. In addition, the EIB loans will have very long maturities; up to 10 years for those with the longest life.

Industry Consolidation

Finally, not only did the industry consolidation come about as expected, but Autoliv was awarded virtually all of the contracts that were re-sourced. Thus, we became the winner in the industry consolidation process.

This process started in May, when Delphi announced that it would exit the market for airbag, seatbelt and steering wheel products. Since acquisitions are an integral part of our growth strategy, we decided to take an active role in this industry consolidation process. And we had the financial “muscle” thanks to the equity offering.

In December, we were awarded Delphi’s contracts in North America and Europe and concurrently acquired their assets for these products. Then, at the beginning of 2010, we also agreed to acquire virtually all of their remaining assets for passive safety. These assets are located in Korea and China for the attractive Asian market.

The Delphi contracts which have or will be transferred to Autoliv, represent annual sales of $400 million. These operations should be profitable already in 2010, even including the restructuring costs that we will take to fully capitalize on this strategic move, which will, in one stroke, increase our sales to Hyundai/KIA to 7% from 4% of total sales and increase our global market share to just above 35%.

We thereby succeeded in increasing Autoliv’s market leading position.

Safety for Small Cars

We also advanced Autoliv’s leadership position by increasing our investment in research and development projects for enhanced safety in small cars (see page 19 in the annual report). Field data indicates that small cars have twice the fatality rate of larger vehicles. Consequently, there is a risk that the current vehicle consumer trend could lead to a reversal in the automotive safety improvements of fewer deaths and injuries achieved over the past 20-30 years. In order to prevent this from happening, we now devote 30% of Autoliv’s budget for research and development to enhancing safety of small vehicles.

The fact that Autoliv was able to do this in the midst of a severe crisis is important, because our competitors have seemingly not been able to afford such an aggressive move.

Outlook

During 2010, we expect to continue to outperform the market by growing sales organically by 10-15% when global light vehicle production (LVP) is expected to grow by 11%. This is despite an expected decline of 3% in LVP in Western Europe, where we generate approximately 40% of revenues.

Currently, acquisitions are expected to add approximately 3% and currency effects approximately 3%, provided that the exchange rates at the end of January prevail. We therefore expect consolidated sales for 2010 to grow by 15-20%.

This excludes any effect of the agreed-upon acquisition of Delphi operations in Asia. The third step in our Delphi acquisitions, which is expected to be completed by the end of March, could add almost 5% to our quarterly sales.

We expect operating margin to continue to improve in 2010 and reach a level in line with our long-term margin target range of 8-9%.

The fact that we, within less than two years, expect to be able to reach this target is a testimony to our employees’ hard work. For this I would like to extend a sincere “thank you” to all of them. During a very difficult year, they have established a solid ground for coming years.

Therefore, it is not only a year that makes a difference. It is our employees that make the difference: people that have made our company emerge from the crisis as a winner.

Yours sincerely,

Jan Carlson
Stockholm, Sweden, February 19, 2010

AUTOLIV’S TARGETS

PERFORMANCE IN 2009	LONG TERM TARGETS	DESCRIPTION
Operating Cash Flow $493M	Exceed $500 million per year on average over a business cycle.	Operating cash flow is, in the long-term, the principal source for anticipated working capital requirements, capital expenditures, strategic acquisitions, and returns to shareholders.

Operating Working Capital 6.5%	Less than 10% of last 12-month sales. Definition on page 33 in the annual report (Non-U.S. GAAP measure)	Due to the need to optimize cash generation to create value for shareholders, we focus on operationally derived working capital.

Leverage Ratio 1.6	Significantly below 3.0 times.	To manage the inherent risks and cyclicality in the Company’s business, we maintain a relatively conservative financial leverage.

Interest Coverage Ratio 1.5	Significantly above 2.75 times. Definitions on page 43 in the annual report (Non-U.S. GAAP measures)

Higher leverage could improve the potential for incremental shareholder value by seeking to grow earnings per share (EPS) faster than operating income. However, this has to be balanced against the need to ensure financial stability in the cyclical automotive industry.

Labor Productivity 6.2%	At least 5% per year.

Labor productivity is measured as a reduction of labor minutes per unit (LMPU) in percentage points.

LMPU is used by management to monitor continuous improvement activities. Improved productivity can be achieved not only at the production line but also by better product design and production equipment.

Organic Growth -18%	Exceed growth of occupant safety market, which declined by 17% in 2009. Definition on page 33 in the annual report (Non-U.S. GAAP measure)	We analyze the sales performance as changes in “organic sales”, because approximately 80% of the Company’s sales are generated in currencies other than the reporting currency (i.e. U.S. dollars) and since the Company has historically made several acquisitions and divestitures.

Direct Material Cost Reduction 5.8%	More than 3% per year	To keep and to improve current margins, direct material cost must be reduced in line with or by more than the price reductions in our market.

VISION, MISSION, AND VALUES

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

STRATEGIES

Strategies that Lead to Shareholder Returns

We have developed a series of strategies related to Customers, Technology, Cost Control, Employees, Society and Shareholders. By applying these strategies globally, we lay the foundation for long-term growth and financial stability while providing competitive shareholder returns.

Customers

Diversified Customer Base

Superior Global Presence

Highest-Value System Solutions

Technology

Technological Leadership

Safety System Integration

Enhanced Safety for Small Vehicles

Cost Control

Global Efficient Manufacturing and Purchasing

Quality Excellence

Employees

Dedicated and Motivated Employees

Society

Social Responsibility

Sustainable Development

Shareholders

Value Creating Cash Flow

Share Performance

CUSTOMERS

Diversified Customer Base and Superior Global Presence

With operations in 30 countries and one of the broadest customer bases of any automotive supplier, Autoliv has the best global footprint in its industry. We are where the growth is.

Global presence is important in our strategy, mainly for three reasons:

•

First, light vehicle production1) (LVP) is expected to grow all over the world. For the years 2010 through 2012, the average global growth rate is expected to be 9% per year. This is a result of recovering LVP in established markets after the crisis and to the long-term LVP growth of currently more than 11% annually in China, India and other emerging markets.

•

Secondly, Autoliv’s market is also driven by the safety content per vehicle (i.e. the number of airbags and other safety systems in each vehicle and the value of these safety systems). The highest safety values are in North America and Western Europe where the values are more than $300 per vehicle, but the greatest potentials are in the emerging markets where the values are only approximately $70 in India and just recently exceeded $200 in China. Hence, it is important to be in the established markets for current sales and in the emerging markets for future growth opportunities.

•

Thirdly, our customers have become more global. They increasingly use global sourcing, they merge and form purchase alliances with each other. Therefore, they want to have the same product wherever they are producing vehicles. As a result, global presence becomes increasingly a competitive edge for us.

In addition to these three reasons, a global foot print gives us possibilities to take advantage of cost benefits in different countries and locations.

1) Light motor vehicles (i.e. with a weight of less than 6 tons) are, by far, the most important market for Autoliv’s products. Heavy trucks have seatbelts but rarely airbags. In addition, there were 57 million light vehicles produced in 2009, but less than 1.5 million heavy trucks.

Growth by Region

Due to the sharp drop in LVP in 2009, the occupant restraint market contracted by 17% to $15 billion. However, in anticipation of an expected recovery in global LVP, as well as higher penetration rates, the occupant restraint market is expected to grow at an annual pace of 9% to almost $20 billion by 2012 including radar and vision systems.

The European market (where Autoliv currently generates close to 50% of sales) is expected to grow at an average annual rate of 4% to more than $5 billion. The North American market (with nearly 25% of Autoliv’s sales) is expected to grow at a rate of 14% to $4.6 billion, Japan (with almost 10% of Autoliv’s sales) at 8% and the Rest of the World (approaching 20% of sales) at a rate of 12% to exceed the European market.

Growth by Product

Among our major products, the highest growth rate is expected for various side-impact airbags. The market for head protection products is expected to grow at an average rate of 12% to $3.3 billion by 2012, and the market for the side airbags for chest protection by 9% to $1.8 billion. The growth rate for frontal airbags is expected to be 1% below the average market growth rate, but reaching above $5 billion by 2012. Since Autoliv has a higher market share (approximately 40%) for side airbags than for frontal airbags (approximately 25%), we expect to benefit from this market mix shift.

The market for seatbelts (where Autoliv holds a share of almost 40%) is expected to grow at an average rate of 8% to approximately $5 billion by 2012. The strongest growth is expected for radar and vision systems, from a low level.

Sales by Customer

Our strong global presence is contributing both to a more diversified customer mix and to achieving growth above the average market rate. This is evidenced by, for instance, Autoliv’s growing order intake from Chery, Great Wall and other local Chinese vehicle manufacturers.

The same trend applies to most Asian OEMs as well. As a result, the Asian vehicle manufacturers now account for 29% of Autoliv’s sales globally compared to 16% ten years ago.

Autoliv’s earlier relatively high dependence on Ford, General Motors and Chrysler (“the D3”) has declined, particularly in North America. These customers accounted globally for 26% of our consolidated sales in 2009 (22% excluding Volvo) compared to 42% ten years ago. In 2009, Autoliv’s dependence on their North American business was half of the level ten years ago and shrunk to 12% of our 2009 global sales. This evolution is partly a reflection of the fact that the D3’s share of the global light vehicle production has declined from 33% in 1999 to 18% in 2009.

As a technology leader, premium vehicles are especially important in terms of sales per vehicle but also as a way to introduce new technologies in the market. This is evidenced by Volvo and BMW that have introduced many of Autoliv’s “world-first products”. These customers now account for 0.5% and 2.2%, respectively, of the global vehicle production but for 4% and 6%, respectively, of our sales.

Change in Competition

The growth in emerging markets and the slowdown of growth in Western Europe and North America are also changing the competitive landscape in our industry. Generally, Autoliv’s major competitors are TRW and Takata, which each account for approximately one fifth of the global automotive occupant restraint market, while Autoliv accounts for more than one third of the market.

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

During 2009, the consolidation of our industry continued as Delphi exited the Occupant Passive Safety market. Virtually all of Delphi’s market share was re-sourced by the vehicle manufactures to Autoliv.

Highest-Value System Solutions

Providing our customers with the highest-value safety system solutions means delivering the most advanced products with flawless quality (see page 21 in the annual report) and low environmental impact (page 25 in the annual report) at competitive prices.

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

KIA becoming the first company with knee airbags (in 1995).

BMW becoming the first company with side airbags for head protection (in 1997).

Volvo and Mercedes becoming the first companies with side curtain airbags (in 1998).

Renault becoming the first company to receive the highest rating (i.e. five stars) in EuroNCAP’s crash tests (the Laguna in 2002).

BMW becoming the first company with seatbelts with adaptive load limiters (in 2002).

Jaguar becoming the first company with a pedestrian protection pop-up hood (in 2005).

BMW becoming the first company with a night vision system with pedestrian detection and warning (in 2008).

Ford becoming the first company with the stability control sensing integrated into the airbag electronic control unit (in 2008).

Higher Safety Value per Vehicle

By continuously developing new higher value solutions, we can increase the average safety content per vehicle and thereby grow the automotive safety market and our company faster than the underlying light vehicle production. Consequently Autoliv’s sales have increased at an average annual rate of 3.0% since 1999 compared to 2.0% for our market and 0.4% for light vehicle production.

Market by Product Line

Autoliv’s superior growth is partly a reflection of the fact that curtain airbags and other side airbags, where Autoliv commands a market share of approximately 40%, are the fastest growing product lines in the market. These products now account for 25% of the $15 billion global occupant restraint market.

Additionally, Autoliv has been at the technological forefront for seatbelts by introducing pretensioners and load limiters. As a result of this and our global presence, we now account for almost 40% of the global seatbelt market which represents 27% of the total market.

The market value for frontal airbags, on the other hand, reached a peak in 2007 of around $5 billion despite increasing volumes. The stagnation is a reflection of pricing pressure. For Autoliv, these products represent less than 20% of 2009 revenues.

Passive safety electronics have grown in line with the general market and continue to account for close to 20% of the market. However, in this product line, Autoliv has more than doubled its market share to over 18% in 2009 from 8% in 1999. This has been achieved both through acquisitions and by customers taking full advantage of our highest-value safety system solutions by sourcing electronics and airbags from the same supplier.

TECHNOLOGY

Technological Leadership

In our quest to reduce traffic accidents, fatalities and injuries, Autoliv continues to research automotive safety problems beyond the existing regulatory and rating requirements around the world. These initiatives allow us to sustain our technical leadership position.

Strong Position in Patents

Our commitment to technological leadership is evidenced by our strong position in patent statistics. According to the latest year with official statistics, i.e. 2007, Autoliv accounted for 4% of all first automotive safety filings, and for 6% of all subsequent filings. Subsequent filings are a good indication of the patents’ quality since it means that the patent owner has deemed it worthwhile to seek a broader market protection.

Autoliv holds more than 5,000 patents covering a wide range of innovations and products in automotive safety and key supporting technologies.

Global Technical Presence

With our technical centers in nine countries, we have one of the best global footprints in the industry to support our customers’ new vehicle development.

We are also the only safety supplier with dedicated resources for crash testing of complete vehicles rather than just vehicle bodies in sled tests. Autoliv has eight crash tracks for full-scale tests (in Australia, France, Germany, Japan, Spain, Sweden and the U.S.). The experience our experts gather from these full scale tests gives us a unique capability to work as a “safety consultant” to help support safety systems development with the vehicle manufacturers.

Corporate research is conducted by some 30 technical specialists at our Swedish safety center, while most of the corporate product development projects are assigned to our technical centers in France, Germany, Japan, Sweden and the U.S. Application engineering projects are completed locally in each major subsidiary.

As a part of our restructuring efforts, we reduced the number of technical centers in three countries during 2009, while we opened a new state-of-the-art technical center in Shanghai, China. This facility hosts over 200 engineers. A new technical center was also opened in Bangalore, India, the first one of our industry in this emerging market.

In total, we have 3,600 engineers and related support people in R,D&E. This corresponds to almost 10% of total headcount.

Investment in R,D&E

During 2009, gross expenditures for Research, Development and Application Engineering (R,D&E) amounted to $428 million in 2009 compared to $509 million in 2008 which correspond to 8.4% of sales in 2009 and to 7.9% in 2008.

Of the amounts, $106 million in 2009 and $142 million in 2008 were related to customer-funded engineering projects and crash tests.

Net of this income, R,D&E expenditures declined by 12% to $322 million from $367 million in 2008, but increased in relation to sales to 6.3% from 5.7% in 2008.

Of the $428 million expense in 2009, 74% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 26% was not only for completely new innovations but also for improvement of existing products, standardization and cost reduction projects.

The small car R&D projects (see page 19 in the annual report) initiated in 2008, have lead to several additional customer projects in 2009.

Today’s Best Growth Driver

The curtain airbag for head protection in side impacts is the fastest growing product on the market. One reason for this strong demand is that these airbags will be mandated by a new federal law for all new light vehicles sold in the United States. The regulation will be phased in during a three-year period starting in 2010.

Curtain airbags save approximately twice as many lives in side impacts as frontal airbags save in frontal crashes. As a result, there is a strong market demand for these products not only in the U.S., but all over the world.

Safety System Integration

Autoliv is now looking to further reduce accidents, injuries and fatalities by developing new and complementary active safety products and systems. As a market leader in airbags and seatbelts, we have a competitive edge when integrating such passive safety technologies with active technologies into complete safety systems.

Integration of Electronics

Autoliv has taken the lead in changing the electrical architecture of the vehicles by integrating the stability control sensing (ESC) into the airbag electronic control unit (ECU). Automakers estimate that they save almost 50% of the cost for one of these units by using Autoliv’s integrated system. As a result, we recently started deliveries to several new vehicle models, thereby strengthening our market position. Additionally, as Autoliv was not previously producing any products for the ESC market, our sales should increase due to the higher value provided by integrating ESC sensors into our airbag ECU.

This is likely the first step in a radical redesign of electronic safety control architecture in vehicles.

Integration of Active Safety Systems

Thanks to passive safety systems such as seatbelt pretensioners and airbags, vehicle safety has substantially improved over the recent decades. The next step to further reduce road traffic accidents could be active safety and driver assistance systems based on infrared sensors, radars or vision systems. We now have business or firm contracts for all three of these sensor technologies.

Night Vision

Studies have shown that the risk for fatal pedestrian accidents is almost four times higher at night than during the day. Based on an infrared sensor, our Night Vision system displays an image of the road scene ahead and can detect pedestrians up to two times further than the typical headlight range. The system analyzes the scene content and vehicle dynamics to determine if a pedestrian is at risk of being hit by the vehicle. The driver is then alerted approximately four seconds prior to a potential pedestrian accident, allowing him or her to react in a safe manner. We currently supply two different premium car brands (BMW and Audi) and four different models with the latest version of Autoliv’s Night Vision system.

Radar

Autoliv’s short and medium range radar system provides all-weather object detection and tracking to improve safety and to provide assistance to the driver. For instance, the radar can be used for blind spot detection, lane change assistance, adaptive cruise control, collision mitigation by braking, as well as for back-up and park assist functions. The radar could also provide front and side pre-crash sensing by scanning up to 30 meters around the vehicle to provide an advanced warning of an imminent collision. This additional time could be used to prime airbags, activate active seatbelts (see below) or for other injury mitigation strategies.

Vision systems

Using one or two forward-looking cameras, Autoliv’s vision system is continuously checking the road ahead for visible and potentially dangerous objects.

Vision systems can also be used for many driver-assist systems such as lane change assist and parking aid, and they are typically less expensive than infrared systems and radars.

Active Seatbelts

One example of our capability to integrate airbags and seatbelts with new active safety technologies is active seatbelts. These seatbelts make use of the information available in active safety systems such as radar, cameras and/or the electronic stability control (ESC) system to warn and restrain the occupant.

An active seatbelt has an electrically driven pretensioner that tightens the belt as a precaution in hazardous situations. The belt system then releases some webbing if the driver manages to avoid the traffic hazard. This function could also be used to warn the driver by letting the pretensioner vibrate the seatbelt webbing.

Pedestrian Detection

Within the European Union, over 5,000 pedestrians are killed every year in road accidents. To increase the focus on pedestrian protection, starting in 2009, the EuroNCAP included a pedestrian test requirement as part of their vehicle star rating.

Pedestrians can be detected with Autoliv’s vision system or with contact sensors. To minimize the injury risk to the pedestrian’s leg or head, the vehicle structures (e.g. hood, bumper) can be “softened” by using active devices just prior to a collision. One example is Autoliv’s active hood-lifters which are standard on several Jaguar vehicles. Such a system lifts the rear section of the hood by approximately 10 centimeters in a fraction of a second, thus increasing the crush space between the hood and the hard supporting structure of the vehicle.

Enhanced Safety for Small Vehicles

With the increasing demand for lower CO2 emissions and improved fuel economy, smaller and lighter vehicle designs are becoming increasingly more important to our customers and the car buying public.

Field data from both the U.S. and Western Europe indicate that small cars have at least twice the fatality rate of large cars. Consequently, there is a risk that the current vehicle consumer trend could result in a reversal in the automotive safety improvements achieved in fewer deaths and injuries over the past 20 years. In order to prevent this from happening, we now devote approximately 30% of Autoliv’s R&D budget to enhancing the safety of small vehicles for both the traditional and emerging markets.

“Virtual Crash Zone”

Today, it can be very difficult to manage the shorter “crush zones” of small vehicles. However, by using our 24GHz radar, this deficiency could be overcome, especially if the radar is combined with active seatbelts, pre-impact airbags and active vehicle structures. By using gas generator technology from airbags, active structures could stiffen those parts of the vehicle body that are hit in a crash and prevent the occupant compartment from collapsing. Active structures could also be used to distribute the crash forces in a more efficient manner, thereby lowering the crash load on the occupants.

More Airbags Needed

If there is less space for the occupants as in a small vehicle, the crashes tend to be more severe and the risk for injuries to the vehicle occupants increases. Consequently, there is an evident need to increase the occupant restraint and products such as knee airbags become more important.

Also, the risk of an occupant hitting one of the front-window pillars in offset front crashes is higher in smaller vehicles than larger vehicles. This is due to the lower weight of smaller vehicles which makes them rotate more easily and faster when only one of their front corners is engaged in the crash. To reduce this risk, we have developed “super-coupling” airbags that “catch” the occupant more efficiently than traditional airbags. We are also exploring new, higher efficiency seatbelt systems which can also mitigate the more severe crash forces associated with smaller, lighter vehicles.

Smaller, Lighter and Safer

Autoliv’s small car safety program launched in 2008 has resulted in new product concepts that reduce the weight and cost of safety equipment by up to 30% without compromising the life saving benefit. These new products give Autoliv a competitive edge in the fast growing small car segment.

COST CONTROL

Efficient Global Manufacturing and Purchasing

Through our effective total cost management in manufacturing and purchasing we create customer and shareholder value.

Targets

Our main targets for cost efficiency are to:

•	Reduce direct material costs at the same rate as our market prices decline, i.e. by at least 3% annually.

•	Consolidate 90% of purchased value to our long-term strategic suppliers and more than 50% to low-cost countries (LCC)

•	Improve labor productivity by at least 5% per year.

Reduce Impact of Raw Material Prices

Approximately half of our revenues are spent on direct materials (DM) from external suppliers. The raw material content in these components currently represents 47% of the direct material cost, while the other 53% represents the value added by our supply base (for more details on dependence on raw materials and components, see page 40 in the annual report).

The raw material value portion in our costs for components has increased from 16% of net sales in 2004 to 24% in 2009, primarily due to increasing raw material prices.

Even if these prices start to drop, this percentage could remain on a relatively high level due to shifts in our purchasing mix. By shifting sourcing of components to LCC, we reduce labor and the cost for the value-added by our suppliers, but the raw material cost is unaffected by these shifts since raw material prices are global. Our strategy to consolidate purchasing volumes to fewer suppliers has a similar effect on this ratio since this change affects the value-added portion of component costs but not the raw material portion.

The most efficient cost-reduction method is replacing existing designs and components with new, standardized and more cost-efficient ones. We particularly focus on reducing material content. For instance, our latest passenger airbag has 25% less weight than the previous product generation which, in turn, was 30% lighter than its predecessor.

Fewer components also simplify the manufacturing and purchasing process, thereby reducing costs even more.

Supplier Consolidation

Another tool aimed at reducing direct material cost is our strategy to consolidate purchases to fewer suppliers in order to give them higher volumes, thereby helping them reduce costs as well as their prices to us.

In 2004, when this strategy was adopted, 35% of our component sourcing was with the long-term strategic suppliers. At the end of 2009, this ratio had been increased to 77%. By the end of 2010, we expect this ratio to exceed 80%, on track for our target of 90%.

Sourcing in Low-Cost Countries

We are also actively increasing our level of component sourcing in LCC. During 2009, sourcing in these countries rose as a portion of total direct material costs by 5 percentage points to 43 % from less than 15% in 2004 when this program was initiated. We estimate that our LCC sourcing level will improve to 46% by the end of 2010, reaching our target of 50% the following year.

Through the above-mentioned strategies we have met our direct material cost reduction target of at least 3% since 1997, except in 2005 and in 2008 when, in particular, steel prices sky-rocketed. In 2009, we exceeded our target and reached nearly 6% including a 2 percentage point favorable impact due to lower raw material prices. Consequently, excluding raw materials, we reached a savings result that was one percentage point better than our target.

Productivity Improvements

The second most important type of cost is wages, salaries and other labor costs. These costs correspond to a quarter of our net sales.

LCC also offer attractive savings possibilities for these costs. In addition, by moving and building capacity in emerging markets in Eastern Europe and Asia, Autoliv becomes well-positioned to take advantage of growth opportunities in these markets.

During 2009, headcount in high-cost countries was reduced by 1,700, while headcount in LCC increased by 900 to 60% of total headcount, compared to only 35% five years ago. If we only consider direct labor in manufacturing, the current LCC portion is 69%.

Through automation of our manufacturing processes, we can also achieve productivity improvements in HCC and thereby continue to support our customers with manufacturing close to their assembly plants in North America, Western Europe and Japan.

Thanks to these measures, we have met our target to improve direct labor productivity (measured as a reduction of labor minutes per unit) by at least 5% per year. We estimate that the improvement in 2009 was 6.2% despite the sharp drop in LVP and therefore our production volumes.

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

•	Autoliv’s Supplier Manual (ASM) focuses on preventing bad parts from being produced by our suppliers, and helps eliminate bad intermediate products as early as possible in our assembly lines.

•

Equally important is the training of our employees. Through the Autoliv Production System (APS), emphasis is placed on ensuring that all Autoliv associates are aware of and understand the critical connection between themselves and our lifesaving products.

•

Through the Autoliv Quality System (AQS) we equip manufacturing lines with sensors, cameras and other instruments, at selected critical stations, for detecting errors as early as possible, and ultimately for preventing us from delivering bad products.

We also maintain an advanced product traceability system capable of tracing a product down to a specific vehicle provided the vehicle manufacturer has an equally efficient traceability system.

This increases the confidence people place in our safety systems and contributes positively to our net sales.

Flawless Products and Deliveries

We register all customer deviations and include them in our quality measure. Reported quality deviations very rarely affect the protection provided by our products. Virtually all deviations are, instead, due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the look and feel is important to the car buyer.

All deviations are registered in our quality measure PPM (parts per million). Our target is a customer reject rate of zero PPM, in accordance with the zero defect principle. Over the last five-year period, we have successfully reduced our PPM levels by a factor of six.

ISO Certifications

At the end of 2009, all of Autoliv’s manufacturing facilities, except for a newly acquired facility in Mexico, were certified to the automotive quality standard ISO/TS 16949.

EMPLOYEES

Dedicated and Motivated Employees

Our people are the foundation of our success. To find, develop and retain people with the right skills and talents for the right positions is therefore a top priority for us.

Growing People

We believe that all people want to do their best and be successful. Our ambition is expressed in one of our six core values which is “we are committed to the development of people’s skills, knowledge and creative potential”.

High-tech career opportunities in an international environment and close cooperation with universities are strong attraction factors. The strongest attraction and motivation factor is however the contribution to saving more than 20,000 lives annually and preventing ten times as many severe injuries. By providing those challenges and encouraging personal initiatives and entrepreneurial behavior we believe our employees will grow together with the Company and its business. We strongly believe that people’s development to a large extent is about broader views and job-rotation. Cross-function and cross-border experiences are hence fundamental in developing people.

We place special priorities on diversity in selecting professionals for our training programs to achieve balance in our workforce and management. Diversity in Autoliv means, among many things, differences such as age, gender, ethnicity, different ways of thinking and acting. We also encourage our people to value the diversity of our customers, suppliers and communities. In addition to external recruiting, we have a system of identifying and promoting internal candidates including our vast pool of temporaries. By balancing external and internal recruitment, we have maintained a healthy mix of new talent and long-term experience in our industry. The creativity and ingenuity of our employees are the foundation of our Company’s success.

Financial compensation is important in retaining people and we use the international IPE benchmark system to ensure that our remuneration packages are competitive to similar positions in other companies. We also encourage employees to engage themselves and submit proposals for continuous improvement activities.

The Company’s principal assets – talented people – do not appear on the balance sheet. Our focus for many years has been on training and development of our people. Investment in training our employees is critical to our ongoing success. Low turn-over rate, an increased number of improvement proposals, a productivity development above 5% per year and a decreasing absenteeism rate are some results.

Global People

The automotive industry is global in its nature and customers and suppliers expect Autoliv to be and act the same way globally. We provide global training programs for employees and management to create a true global organization and culture. In addition to serving global customers, we are sharing skills and resources and developing our employees. Consequently, the numbers of international assignees have increased to the target of 200 assignments on-going annually. This is important for individuals in gaining international experience and to further develop our culture.

The global organization and culture along with our strong global presence has strengthened Autoliv’s competitiveness and contributed to our success.

Leading People

As our workforce becomes more global and diverse it is increasingly important to form a strong culture. In Autoliv this is founded on six core values (see page 24 in the annual report) supported by five leadership behaviors influencing all leadership training. All training programs are aimed at enhancing mobility, flexibility and diversity to strengthen our Company’s competitive position in a rapidly changing, challenging and increasingly global business.

We place special priorities on selecting talented female professionals for our training programs to achieve an even better balance in our workforce and management.

Leadership training is conducted locally, regionally and globally and built on standardized training modules developed internally since 2000. Most of the training programs are conducted by internal trainers to reduce cost and maintain a high level of consistency and quality. Due to the recession, some global programs were postponed during 2009; however, local and regional programs continued as normal.

For senior and mid-level managers, we have a corporate succession program, which is monitored by the Autoliv Board of Directors. During 2009, we successfully identified a number of high-potential employees, including potential successors for senior positions.

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

Current Challenges

The economic downturn strongly impacted the automotive industry during 2009, causing our customers to substantially lower their production volume. Autoliv was forced to rapidly realign capacity. As a result, our headcount was reduced by nearly 10,000 associates within nine months from July 2008. The reductions were made across the group, affecting all regions, countries and functions. This has probably been one of the toughest challenges during the past 15 months for our employees. However, they have kept their motivation and dedication, and shown a real fighting spirit.

From past experience, Autoliv’s employees know that the automotive industry is cyclical, and that the more vehicle sales drop, the stronger the recovery will be. They also know that a rapid realignment to lower volumes is necessary to save costs; both to enable us to endure a recession and also to have the financial strength to continue to invest for the future, for exampel, in small car safety solutions and environmentally compatible technologies.

Even though the recession is far from over, some light can be seen at the end of the tunnel and thanks to our restructuring program, our Company has strengthened its competitiveness and is today well positioned for the future as a growing business. This has been and is another driving and motivating factor for our employees.

SOCIETY

Social Responsibility

For a company creating products that save lives and reduce traffic injuries, Corporate Social Responsibility (CSR) is not new. It has been our core business for more than 50 years.

Every year, our products save 20,000 lives, help prevent at least ten times as many severe injuries and save tens of billions of dollars for societies all over the world. This is the most important contribution from Autoliv to CSR.

We also assume social responsibility in several other ways, for instance, through our ethical codes, sustainable environmental development and our core values. Other examples are our support and cooperation with universities, authorities, traffic rescue organizations and insurance companies.

Autoliv’s Core Corporate Values:

Life – we have a passion for saving lives.

Customers – we are dedicated to providing satisfaction for our customers and value for the driving public.

Innovation – we are driven for innovation and continuous improvement.

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

Respect our employees’ voluntary freedom of association.

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

In addition, our employees are encouraged to report any violation of law or Autoliv’s ethical codes. It can be done anonymously by email or by using a special hotline number in each country.

In 2006, we initiated a social responsibility self assessment review of Autoliv facilities. This study assessed the compliance with and the standards for working conditions, work hours, work rules, work practices, health & safety status, union representation, wages & salaries, benefits and insurance coverage.

We started this social responsibility assessment in the Asian countries where Autoliv operates, because more than every other Autoliv associate works in a low-cost country and we continue to expand operations in these countries. The assessments show that all of our plants in these emerging markets maintain good overall standards and practices. In 2007, we continued the assessment in Eastern Europe, with similarly good results.

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

Most of our products are produced from steel and other metals or plastics and other oil-based materials. The products are installed in vehicles where their weight will affect the fuel consumption and emissions during the entire life of the vehicle. Our products could also affect the environment when the vehicle is scrapped if careful attention is not paid to the material selection.

As a result, we consider all phases of a product’s life in a Life Cycle Analysis (LCA) rather than just the manufacturing phase which, in our case, has the least environmental impact.

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

The most important contribution we can make to the environment is therefore to continue to design and develop low-weight environmentally friendly safety systems. One example is the latest generation of inflators for side airbags that saves 175 grams compared to the first generation. Using a normal 5-year life time of the product, this will reduce our steel consumption by more than 20,000 tons. Even such a small weight saving is appreciated by our customers in their efforts to meet the stringent CO2 and CAFE (Corporate Average Fuel Economy) requirements, and thus makes our product more competitive.

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

SHAREHOLDERS

Value-Creating Cash Flow

By creating customer satisfaction, maintaining tight cost control and developing new products with our dedicated and motivated employees, we generate cash for long-term growth, financial stability and competitive returns to shareholders.

Cash Flow Generation

During the last five years, Autoliv’s average operating cash generation has been $585 million per year and has always exceeded capital expenditures, even during the slow-down in 2000/2001 and the latest recession. The Company has only reported one quarter with negative operating cash flow in its entire history. It was negative $9 million in the first quarter 2009 – when sales dropped by almost 50%.

Autoliv’s strong cash flow reflects both the Company’s earnings performance and improvements in capital efficiency. We have released $388 million from inventories and other working capital items since the peak of $724 million at the end of 2006 through 2009. In addition, we have reduced funds tied up in property, plant and equipment by 17% or $218 million during the past two years. These improvements reflect a number of initiatives such as plant consolidations, outsourcing, simplification of manufacturing processes by product redesign and moving to low-cost countries where less capital-intensive manufacturing processes can be utilized.

Furthermore, we abstained from making major acquisitions before the crisis in 2008 when company prices were high. In addition, our market is growing – and is expected to continue to grow – long term as a result of higher global light vehicle production and safer vehicles. Consequently, acquisitions have not and should not be required for growing Autoliv’s sales. However, acquisitions could be beneficial as a means of accelerating growth, consolidating our industry and expanding into other areas such as the active safety market (see “Acquisitions” below).

Our Cash Flow Model

When analyzing how to best use our operating cash flow (of $493 million in 2009), the Autoliv Board uses the model depicted on page 27 in the annual report to create shareholder value. The model takes all important variables into account such as the cost of marginal borrowing, the return on marginal investments and the price of the Autoliv shares.

When evaluating the various uses of cash, we weigh these decisions against the need for flexibility due to the cyclical nature of the automotive industry which is reflected in our debt policy.

Debt Policy

Autoliv’s policy is to have a leverage ratio significantly below 3.0 and an interest coverage ratio significantly above 2.75 (for definitions, see page 43 in the annual report). Additionally, Autoliv strives for a long-term credit rating that is “strong investment grade”.

Therefore, and in line with Autoliv’s model for shareholder value creation, we responded immediately to the financial crisis. Already in September and October in 2008, we arranged new long-term bank loans, stopped share buybacks (in September), drew on our revolving credit facility (in October), cut the quarterly dividend (in December) and suspended dividend payments (in January).

At the end of 2008 and beginning of 2009, virtually all companies in our sector were down-graded. Our credit rating was also reduced and reached “BBB- with a negative outlook” in February 2009. Partially in response to this, we raised in March 2009, $377 million, net through the sales of treasury shares and equity units (see page 38 in the annual report), and the following day S&P changed its outlook to “stable”.

The capital raise was also aimed at enabling us to participate in possible industry consolidation activities triggered by the crisis and to ensure that also new credit facilities would be free of financial covenants.

In November 2009, S&P upgraded Autoliv to the current level of “BBB with a stable outlook”. As a result, we became the first automotive company with an investment grade rating to become upgraded since the Lehman Brothers bankruptcy.

At the end of 2009, Autoliv was in compliance with its internal financial policies, except for the interest coverage ratio which was 1.5 times. However, given the current trend, we expect Autoliv to exceed the 2.75 compliance requirement by the end of the first quarter 2010.

Investing in Operations

To create long-term value for shareholders, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. In Autoliv’s case, return on capital employed has usually (i.e. before the crisis in 2008) exceeded 12%, which is the Company’s estimated cost of capital.

As a consequence, capital expenditures exceeded depreciation and amortization for each year during the period 2004-07. These investments were primarily for expansions in China to seize expected future growth opportunities. Following this capacity build-up, capital expenditures, net were reduced from annual levels before 2008 of approximately $305 million to $279 million in that year and to $130 million in 2009. As a result, capital expenditures, net were $68 million less than depreciation and amortization in 2008 and $184 million less in 2009. The sharp change in 2009 was in response to the financial crisis and vehicle manufacturers cutting their manufacturing plans.

We expect the favorable difference between capital expenditures and depreciation to continue since we invested so much already in prior years. In addition, we expect to continue to meet our target of operating working capital not exceeding 10% of sales. At the end of 2009, this ratio was exceptionally low at 6.5%.

Acquisitions

Autoliv also invests in operations through acquisitions. In recent years, our focus has been on acquisitions in Asia and in active safety.

During 2008, we only made one strategic acquisition, the automotive radar business of Tyco Electronics for $42 million. This acquisition made Autoliv the market leader of automotive radar sensors for active safety systems. In 2009, acquisitions, net amounted to $36 million, mainly for certain North American and European assets from Delphi.

Share Buybacks

Share repurchases are a flexible way to return funds to shareholders. For instance, when the credit markets are tight and the preservation of cash is prudent, having the flexibility to reduce or suspend the buybacks immediately contributes to a company’s financial strength and stability.

Consequently, in 2007, when the cash flow improved to $780 million, we increased shareholder returns through share buybacks to $380 million, while in 2008, we reduced the buyback return to $174 million when cash flow declined to $614 million and ceased completely to repurchase shares at the start of the crisis. In this way, Autoliv can achieve high financial stability even in the cyclical automotive industry and adjust to sudden changes in the credit market.

Repurchased shares could also be used to quickly enhance a company’s equity base. Autoliv did this in March when there was risk for a further credit rating downgrade and we wanted to secure resources to acquire assets that could become available from financially distressed competitors without increasing the leverage.

At the end of 2009, Autoliv had 7.4 million treasury shares excluding 10.3 million shares which are reserved for the equity units. The treasury shares have been repurchased at an average cost of $42.93 per share, compared to last price paid yesterday on February 18, 2010 of $44.70.

Dividend Policy

Since Autoliv uses both dividend payments and share buybacks to create shareholder value, the Company has no defined dividend policy. Instead, the Board of Directors regularly analyze which method is most efficient, at each time, to create shareholder value. We believe that such recurrent analyses have the potential to generate more value for Autoliv’s shareholders than a pre-defined dividend policy.

Prior to the financial crisis, Autoliv raised its quarterly dividend to shareholders at an average annual rate of 25% to 41 cents per share for the third quarter 2008. During 2008, which was the last year with full dividend payments, Autoliv paid $115 million in dividends or $1.60 per share. This represented a 3.9% return on the average share price during 2008 of $41.27.

In response to the crisis, the Autoliv Board reduced, in December 2008, the dividend for the first quarter 2009 to 21 cents per share and, at the beginning of 2009, suspended further dividend payments as from the second quarter.

Share Price Performance

As a result of these value creating strategies, the Autoliv stock has outperformed most of its automotive industry peers on both the New York and Stockholm stock exchanges.

Share Performance and Shareholder Information

Share Performance

Over the past five years, the Autoliv stock has outperformed its industry peers in the S&P 1500 Auto Components index.

New York

On the primary market for the Autoliv securities, i.e. the New York Stock Exchange (NYSE), Autoliv’s stock doubled to $43.36 during 2009, while the S&P 500 rose by 59%, and the S&P 1500 Auto Components Index increased by 23%.

Between the beginning of 2005 and the end of 2009, the Autoliv share declined by 7%, which is essentially in line with the 6% decrease during the same five years in the S&P 500 Index. However, the S&P 1500 Auto Components Index dropped by 32% during the same period.

The average daily trading volume in Autoliv shares was 424,223 in New York in 2009 compared to 387,152 in 2008.

Stockholm

In Stockholm, the price of the Autoliv Swedish Depository Receipt (SDR) doubled to 318.5 SEK during 2009 compared to a 47% increase in the OMX All Share Index. Compared to the new Automotive Index that was commenced at the end of 2006, Autoliv’s SDR has increased in line with its peers in Sweden.

The average daily trading volume in Stockholm more than doubled during 2009 to 435,667 from 200,200 during 2008.

In 2009, the Autoliv SDR was the 31st most traded security in Stockholm, accounting for 0.7% of the trading compared to 0.3% during 2008. In Stockholm, Autoliv’s SDRs are traded on the stock exchange’s list for large market capitalization companies.

Number of Shares

In March 2009, Autoliv raised $377 million, net in equity and equity units through the sale of treasury shares. As a result, the number of shares outstanding increased by 14.7 million. Additionally, the number of shares outstanding will be further increased on April 30, 2012 from the sale in 2009 of equity units. This will increase the number of shares outstanding by 8.6 million to 10.3 million shares. The exact number of shares will depend on the average stock price shortly before April 30, 2012 (see page 38 in the annual report).

The weighted average numbers of shares outstanding (assuming dilution) was 84.5 million during 2009 and 72.1 million during 2008.

Stock options, if exercised, and granted Restricted Stock Units (RSUs) could increase the number of shares outstanding by 1,586,618 and 351,659, respectively. This would increase the total number of shares by 2.3% to 87.0 million, but all stock options are not “in the money” (see Note 15 on page 63 in the annual report).

In November 2007, the Board of Directors authorized a fourth Share Repurchase Program for up to 7.5 million of the Company’s shares. On December 31, 2009, 3.2 million shares remained of this mandate for repurchases. On December 31, 2009, the Company had 17.7 million treasury shares, including 10.3 million which are reserved for the equity unit offering.

Number of Shareholders

Autoliv estimates that the total number of beneficial Autoliv owners on December 31, 2009, to almost 50,000 and that approximately 51% of the Autoliv securities were held in the U.S. and approximately 35% in Sweden. Most of the remaining Autoliv securities were held in the U.K. and Central Europe.

On February 17, 2010, Autoliv’s U.S. stock registrar had nearly 2,900 holders of Autoliv stock, and according to our soliciting agent, there were over 27,000 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to the depository bank in Sweden, there were 3,000 record holders of record of the Autoliv SDRs and according to the Swedish soliciting agent 15,000 “street names” of the SDRs. Many of these holders are nominees for other, non-Swedish nominees.

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

Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement (see Note 15 on page 63 in the annual report).

Dividends

If declared by the Board, quarterly dividends are paid on the first Thursday in the last month of each quarter.

The record date is usually one month earlier and the ex date (when the stock trades without the right to the dividend) is typically two days before the record date.

Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv’s corporate website.

Due to the financial turmoil and market uncertainty, the Autoliv Board decided on February 17, 2009, to suspended further dividend payments.

Annual General Meeting

Autoliv’s next Annual General Meeting of Stockholders will be held on Wednesday, May 6, 2010, at The Four Seasons Hotel, 120 East Delaware Place, Chicago, Illinois, 60611 USA.

Stockholders are urged to vote on the Internet whether or not they plan to attend the meeting.

Public Information Disclosure

We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously. All relevant public information is reported objectively. Information given by Investor Relations is authorized by management.

Financial Calendar

April 27, 2010	Q1 Report
May 6, 2010	Stockholders AGM
July 23, 2010	Q2 Report
October 26, 2010	Q3 Report

Key Stock Price Data

New York	Price ($)	Date
Opening	21.70	Jan 2, 2009
Year high	44.48	Dec 16, 2009
Year low	12.01	Mar 6, 2009
Closing	43.36	Dec 31, 2009
All-time high	65.09	Oct 19, 2007
All-time low	12.01	Mar 6, 2009

Stockholm	Price (SEK)	Date
Opening	161.00	Jan 2, 2009
Year high	321.00	Dec 16, 2009
Year low	113.25	Mar 9, 2009
Closing	318.50	Dec 30, 2009
All-time high	451.00	Mar 24, 2006
All-time low	113.25	Mar 9, 2009

The Largest Shareholders1)

%	No. of Shares	Holder Name
5.6	4,750,000	Alecta
5.1	4,335,799	BlackRock Global Investors
4.1	3,527,183	AMF
4.1	3,449,779	LSV Asset Management
3.5	2,966,909	Swedbank Robur
0.9	796,828	Management/Directors as a group2,3)

100%	85,097,710	Total December 31, 2009

1)	Known to the Company, out of almost 50,000 shareholders
2)	As of February 19, 2010.
3)	Includes 390,570 shares issuable upon exercise of options that are exercisable within 60 days.

Analysts

ABG SUNDAL COLLIER

Erik Pettersson

ÅLANDS BANKEN

Fredrik Nilhov

R.W. BAIRD

David Leiker

BUCKINGHAM RESEARCH

Joseph Amaturo

CARNEGIE

Agnieszka Vilela

CHEUVREUX

Patrik Sjöblom

CREDIT SUISSE

Nihal Shah

DANSKE

Carl Holmquist

DEUTSCHE BANK

Rod Lache

ENSKILDA SECURITIES

Anders Trapp

EVLI

Michael Anderson

GABELLI & Co

Brian Sponheimer

GOLDMAN SACHS

Stefan Burgstaller

HAGSTRÖMER & QVIBERG

Patric Lindqvist

HANDELSBANKEN

Hampus Engellau

J P MORGAN

Himanshu Patel

KEY BANC

Brett Hoselton

MERRILL LYNCH

Thomas Besson

MONNES, CRESPI, HARDT & CO

Nick Pantazis

MORGAN STANLEY

David Cramer

NORDEA

Johan Trocmé

NOMURA

Dorothee Cresswell

ÖHMAN

Björn Enarson

PENSER

Kenneth Toll

SIDOTI & COMPANY

Adam Brooks

SOCIÉTÉ GÉNÉRALE

Eric Michelis

STANDARD & POOR’S

Marnie Cohen

SWEDBANK

Niclas Höglund

Share Price and Dividends

	New York (US$)			Stockholm (SEK)			Dividend	Dividend
Period	High	Low	Close	High	Low	Close	declared	paid
Q1 2009	$23.52	$12.01	$18.57	188.00	113.25	148.75	—	$0.21
Q2 2009	32.40	18.04	28.77	247.50	149.00	218.50	—	—
Q3 2009	37.19	26.19	33.60	265.50	209.00	234.50	—	—
Q4 2009	44.48	31.03	43.36	321.00	219.00	318.50	—	—

Q1 2008	53.77	44.00	50.20	346.00	279.00	296.50	0.39	0.39
Q2 2008	62.63	46.45	46.62	374.00	280.00	282.50	0.41	0.39
Q3 2008	47.03	32.91	33.75	286.00	219.50	231.50	0.41	0.41
Q4 2008	$33.19	$14.50	$21.46	232.50	122.75	158.00	$0.21	$0.41

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

Autoliv, Inc., Box 70381, SE-107 24, Stockholm, Sweden. Tel +46 (0)8 58 72 06 23, Fax +46 (0)8 24 44 93, mats.odman@autoliv.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

Important Trends

Autoliv, Inc. (“the Company”) provides advanced technology products for the automotive market. In the three-year period 2007-2009 (the time period required by the SEC to be reviewed in this analysis), a number of trends have influenced the Company’s operations. The most significant trends have been in:

•	Changes in global light vehicle production

•	Underlying trends in the average safety content per vehicle

•	Our 2008 action program and on-going restructuring activities

•	Costs for raw materials and distressed suppliers

•	Response to the financial turmoil

Years ended Dec. 31 (U.S. Dollars)	20091)		20081)		20071,2)
Consolidated net sales (million)	$5,121	(21)%	$6,473	(4)%	$6,769	+9%
Global light vehicle production (in thousands)	57,194	(13)%	66,090	(4)%	68,876	+6%
Gross profit (million)3)	$848	(25)%	$1,124	(16)%	$1,331	+5%
Gross margin	16.6%	(0.8)%	17.4%	(2.3)%	19.7%	(0.7)%
Operating income (million)	$69	(78)%	$306	(39)%	$502	(3)%
Operating margin	1.3%	(3.4)%	4.7%	(2.7)%	7.4%	(1.0)%
Net income attributable to controlling interest (million)	$10	(94)%	$165	(43)%	$288	(28)%
Net margin	0.2%	(2.3)%	2.5%	(1.8)%	4.3%	(2.2)%
Earnings per share	$0.12	(95)%	$2.28	(38)%	$3.68	(25)%
Return on equity	1%	(6)%	7%	(5)%	12%	(5)%

1)	In 2009, 2008 and 2007, severance and restructuring costs reduced operating income by $133, $80 and $24 million and net income by $96, $55 and $16 million. This corresponds to 2.6%, 1.2% and 0.4% on operating margins, and 1.9%, 0.8% and 0.2% on net margins. The impact on earnings per share (EPS) was $1.14, $0.76 and $0.21, while return on equity was reduced by 4.1%, 2.3% and 0.6% (see page 31 in the annual report and Note 10).
2)	In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on equity by 0.8% (see page 32 in the annual report).
3)	In 2009, affected by $5 million and in 2008 by $8 million for fixed asset impairments.

Light Vehicle Production

The most important growth driver for Autoliv’s sales is global light vehicle production (LVP).

During 2007 and most of 2008, the long-term trend of increasing global LVP continued. The growth rates recorded were approximately 6% in 2007 and 3% for the first six months 2008. However, in the second half of 2008, this trend was interrupted due to the credit crunch and, as a result, the auto industry suddenly faced one of the worst drops in demand since the 1930’s. In the third quarter 2008, global LVP dropped by 2% compared to the same quarter in the previous year, and by 21% in the fourth quarter, leading to an overall decline of 4% for the full year 2008. In the first quarter 2009, global LVP plummeted 35% compared to the same quarter 2008. In the second quarter, the decline abated to 24% and in the third quarter to 5%. The year ended with LVP bouncing back by 18% in the fourth quarter 2009, from the above-mentioned drop of 21% in the fourth quarter 2008. The overall decline for 2009 was 13% in global LVP.

In Autoliv’s largest markets in Western Europe, LVP declined by 19% in 2009 and by 9% in 2008 after having increased by 2% in 2007. In North America, LVP dropped by 32% in 2009 and by 16% in 2008, significantly more than the decline of 1% in 2007.

In addition, the global LVP market share for General Motors, Ford and Chrysler shrunk to 18% in 2009 from 24% in 2007. By comparison, the Japanese and other Asian vehicle manufacturers increased their share to 52% in 2009 from 47% in 2007. In terms of geographical markets, the Chinese and the Indian markets stand out by increasing LVP by 48% and 17% in 2009, respectively, by 6% and 8% in 2008 and by 22% and 17% in 2007.

In response to these trends we have, for many years, strengthened Autoliv’s position globally with the Japanese and other Asian vehicle manufacturers. We have also made substantial investments in China and India (as well as in Japan, Korea and Thailand) to take advantage of strong LVP growth in these markets. As a result, Asian customers accounted globally for 29% of consolidated sales in 2009 compared to 27% in 2007. For additional information on Autoliv’s dependence on certain customers and vehicle models, see page 41 in the annual report.

Another result of these investments is a rapidly growing role for the Rest of the World Region (RoW) in our global sales. This region, which includes Korea and the emerging Asian markets, accounted for 18% of consolidated net sales in 2009, an increase from 11% in 2007. The Chinese market accounted for 9% of consolidated net sales in 2009, an increase from 4% in 2007.

Safety Content per Vehicle

Historically, safety content per vehicle increased by 3% per year until 2004 to just above $250. Subsequently, this value has not been increasing organically much, but it has been boosted by currency effects to currently about $260 per vehicle.

The value is determined by the balance between primarily two conflicting trends: on one hand, the introduction of new safety technologies, regulations and various rating programs of crash performance which increases the safety content per vehicle. On the other hand, the trend that the fastest growth in global LVP is in smaller, less-equipped vehicles which tends to reduce the average safety content per vehicle (even if it still increases the total market). In addition, there is a negative effect from continuing pricing pressure from vehicle manufacturers.

During 2007-09, global production of premium cars and light trucks dropped by 45% from the 2007 level compared to an overall decrease of global LVP of 17%. This mix effect was particularly pronounced in Western Europe during 2009 where governmental scrapping incentives favored cars with low CO2 emission rather than high safety content. In addition, the strong LVP growth in China and India has currently created a dilutive effect, since the average safety values per vehicle in these markets of slightly above $200 and around $70, respectively, are below the global average of about $260. However, these low safety-content cars also add to the size of the global automotive safety market and eventually higher standards of living should make it possible for more people in emerging markets to afford safer vehicles.

The safety standards of vehicles in the emerging markets are also improving in virtually every new model shift, and China introduced in 2006 a rating program for crash performance of new vehicles. In addition, both NHTSA in the U.S. and Euro NCAP in Europe are in the process of upgrading their crash-test rating programs. All these trends should help counter most of the above-mentioned dilutive mix effect from small cars with low safety content and enable the automotive safety market to grow at a long–term rate generally in line with the growth in global LVP during the next few years.

Autoliv is also committed to capitalize on the trend towards smaller cars by R, D&E projects started in 2008 that are aimed at increasing the safety of smaller cars.

Restructuring

In response to the sudden LVP cuts and accelerating cost for raw materials, we announced in July 2008 an action program (“The Action Program”) that stepped up our restructuring efforts significantly. While the Action Program was finished in 2008, restructuring activities continued throughout 2009. Restructuring costs were increased to $80 million in 2008 (i.e. 1.2% of net sales) from $24 million in 2007 (i.e. 0.4% of net sales) and increased even more in 2009 to $133 million (2.6% of sales).

Of the 2009 cost, $50 million was cash payments for severance compensations to employees, $5 million was impairments and $78 million restructuring reserves which will be primarily paid in 2010. In 2008, restructuring charges amounted to $80 million, of which $74 million was specifically related to The Action Program.

The combined effect of The Action Program and on-going restructuring activities in response to the market developments reduced headcount by nearly 10,000 heads or 23% within nine months to 33,600 by the end of March 2009. In the second quarter, headcount was reduced by an additional 200. Subsequently, headcount increased by 2,800 in the third quarter and by 300 in the fourth quarter, excluding acquisitions which added 1,400. The headcount increase in the fall was primarily for line operators in manufacturing in low-cost countries in response to the revitalized demand in China and India. However, headcount for sales and administration and production overhead continued to decline. As a result, we estimate that Autoliv’s break-even point has been reduced by $0.9 billion to an annual sales level of approximately $4.3 billion.

The Action Program and other restructuring actions generated estimated cost savings of $240 million in 2009 and nearly $30 million in 2008. See also Note 10 to Consolidated Financial Statements included herein for further information on restructuring and The Action Program.

The effects on some key ratios from the exceptionally high restructuring costs are provided in the table below.

Cost Challenges

During 2007, Autoliv was forced to absorb $20 million in higher costs due to increasing raw material prices. In 2008, these costs accelerated and increased by another $59 million, primarily due to higher steel and magnesium prices. During 2009, these prices fell back to approximately the same levels as in 2007, resulting in cost saving of nearly $60 million in 2009. For additional information on the Company’s exposure to raw materials and component costs refer to page 40 in the annual report.

The peak in raw material prices, in combination with the credit crisis in 2008, caused severe problems for some Autoliv suppliers. As a result, we had to absorb approximately an additional $14 million in 2008 in costs for financially distressed suppliers, which was $2 million more than in 2007. Additionally, the underlying commodity inflation was so strong that direct material cost rose to 52.4% of net sales in 2008 from 51.0% in 2007.

In response to these trends, we further consolidated the Company’s supplier base, phased-out unprofitable products and increased component sourcing in low-cost countries. As a result, costs for distressed suppliers declined in 2009 to about $5 million and the cost for direct material decreased to 51.8% of sales.

Labor Cost Improvements

The previously mentioned expansion in emerging markets has not only allocated production capacity to the strongest growth markets but also enabled Autoliv to take advantage of lower costs in low-cost countries (LCC).

During the three-year period 2007-09, headcount in high-cost countries (HCC) was cut by nearly 5,100 or 25% to 15,200 at the end of 2009, while headcount in LCC increased by 1,000 or 5% to 22,700. As a result, cost for direct labor has been reduced (despite annual wage increases) to 9.0% of sales in 2009 from 9.6% in 2007 and from levels originally above 10% in prior years. This improvement also reflects annual productivity improvements of 6% in 2009, 6% in 2008, and 7% in 2007. Autoliv’s productivity improvement target, which is at least 5% per year, was thus achieved also in 2009 despite the sharp drop in production volumes.

Effect on key ratios of restructuring costs

	2009		2008		2007
	Reported	Effect of restructuring	Reported	Effect of restructuring	Reported	Effect of restructuring
Gross profit (million)1)	$848	$(5)	$1,124	$(8)	$1,331	$—
Operating income (million)	$69	$(133)	$306	$(80)	$502	$(24)
Income before income taxes (million)	$6	$(133)	$249	$(80)	$446	$(24)
Net income (million)	$13	$(96)	$172	$(55)	$296	$(16)
Earnings per share	$0.12	$(1.14)	$2.28	$(0.76)	$3.68	$(0.21)
Net cash provided by operating activities (million)	$493	$(85)	$614	$(31)	$781	$(14)
Gross margin %	16.6	(0.1)	17.4	(0.1)	19.7	—
Operating margin %	1.3	(2.6)	4.7	(1.3)	7.4	(0.4)

1)	Impairments of fixed assets.

Response to the Financial Turmoil

From the summer of 2007, the credit markets started to deteriorate. In order to reduce the refinancing risk, Autoliv issued a $400 million U.S. private placement in November 2007 with the longest tranche maturing in 2019 (see Note 12). This was the Company’s largest and longest debt placement ever. This helped us when the financial crisis hit the market less than one year later.

During 2008, the credit markets became increasingly tighter. Autoliv’s two commercial paper programs (of $1 billion and SEK7 billion) were affected by higher interest rate margins, shorter terms and less available volume. Between November 2008 and February 2009, Standard and Poor’s downgraded Autoliv three notches from A- to BBB- while maintaining a negative outlook on the rating.

In response to these trends, we increased our focus on preserving cash and strengthening Autoliv’s cash position. After the bankruptcy of Lehman Brothers in mid-September in 2008, we raised SEK 1,950 million (US $250 million) in new credit facilities and notes (both medium-term), and suspended buying back shares.

In December 2008, we decided as a precautionary measure to reduce the Company’s quarterly dividend for the first quarter 2009 by nearly 50% and, in February 2009, to suspend further dividend payments. Furthermore, we aggressively reduced Autoliv’s capital expenditures, tightened working capital control and, in March 2009, raised $377 million, net through the sale of treasury shares and equity units (see page 38 in the annual report). Thanks to these measures, Standard and Poor’s already the day after the equity offering changed its outlook from negative to stable for Autoliv. In addition, in November 2009, Standard and Poor’s raised its long-term credit rating for Autoliv from BBB- to BBB with a stable outlook and raised its short-term rating from A-3 to A-2. This was the first rating upgrade of an investment grade company in the automotive industry after the financial turmoil began with the Lehman Brothers bankruptcy. Also in November 2009, Moody’s changed the outlook for Autoliv on its short-term P-2 rating to stable which had been reduced to negative seven months earlier. As a result, Autoliv has restored both of its short-term ratings to the levels before the crisis started and regained one notch of its long-term rating.

During the first three quarters of 2009 when credit margins were at historically elevated levels, Autoliv did not issue any significant long-term debt with the exception of the debt related to the equity units (see page 38 in the annual report). This was possible thanks to Autoliv’s strong financial position and the Company’s capability to generate a positive operating cash flow already from the second quarter. We could therefore wait until December when the credit markets had improved, to sign a loan commitment under which we have the right to draw loans within the following 18 months. This loan commitment of €225 million (approx. $325 million) is provided by the European Investment Bank, EIB, and provides loans with maturities up to 10 years, (see page 38 in the annual report). Towards the end of the year, Autoliv also borrowed $118 million in the Swedish commercial paper market at interest rates of STIBOR + around 0.3%.

During the year (and throughout the Company’s entire history), Autoliv has only had one quarter with negative operating cash flow. It was negative $9 million in the first quarter 2009 when sales dropped by almost 50%. For the full year 2009, the Company achieved a positive cash flow from operating activities of $493 million. This was mostly thanks to our Action Program initiated already in July, which we expanded and accelerated when the crisis developed into full mode after the Lehman Brothers bankruptcy. In 2008, cash flow from operations amounted to $614 million and in 2007 to $781 million.

At the end of 2009, the Company was in compliance with its internal financial policies (see page 42-43 in the annual report) except for the interest-coverage ratio criteria due to exceptionally high restructuring costs of $133 million. Consequently, we expect Autoliv to become fully compliant with all its policies by the end of the first quarter of 2010.

As in prior years, Autoliv does not have any financial covenants, i.e. performance-related restrictions, on any of its principal debt arrangements.

Outlook for 2010

According to CSM, global LVP is expected to grow by 35% during the first quarter and at an average rate of 11% during the full year 2010.

This is primarily due to North America, where LVP is expected to recover by 62% in the first quarter and by 27% for the year. In Western Europe, LVP is expected to increase by 22% in the first quarter but expected to decrease by 3% for the full year.

Based on our customer call-offs for the first quarter and CSM’s forecast for the full year, Autoliv’s organic sales are expected to grow by more than 50% during the first quarter and by 10-15% during the full year. In the first quarter, sales will also be boosted by 8 percentage points from three more production days. Acquisitions are currently expected to add approximately 3%, both in the quarter and the year. Provided that the exchange rates at the end of January prevail, currency effects will have a positive impact of 8% and 3%, respectively. Consequently, consolidated sales are expected to grow by more than 70% for the first quarter and by 15-20% for the year. This excludes the effect of the acquisition of Delphi operations in Asia which has been agreed upon but not completed (see page 36 in the annual report).

An operating margin of around 8.5% is expected for the quarter and a full-year operating margin in line with the Company’s long-term target range of 8-9%. The projected effective tax rate is estimated to be slightly less than 30% for 2010.

Items Affecting Comparability

The following items have affected the comparability of reported results from year to year. We believe that, to assist in understanding trends in Autoliv’s operations, it is useful to consider certain U.S. GAAP measures exclusive of these items. Accordingly, the accompanying table reconciles from U.S. GAAP numbers to the equivalent non-U.S. GAAP measure.

Court ruling

Following a ruling in the second quarter 2007 by the U.S. Court of Appeals for the Federal Circuit, we increased Autoliv’s legal reserves by $30 million to cover damages and interest expense to a former supplier. An amount of $36 million, including the original reserve of $6 million, was paid in the fourth quarter for this commercial dispute that was finally closed in 2008 without any additional damages or interest expenses for Autoliv.

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

These non-U.S. GAAP measures have been identified, as applicable, in each section of the Annual Report with tabular presentations on this page, page 32 and page 43 in the annual report, reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales

We analyze the Company’s sales trends and performance as changes in “organic sales growth”, because the Company currently generates approximately 80% of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be very volatile. Another reason for using organic sales is the fact that the Company has historically made several acquisitions and divestitures.

Organic sales presents the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

Components in Sales Increase/Decrease (Dollars in millions)

	Europe		N. America		Japan		RoW		Total
2009 vs. 2008%		$	%	$	%	$	%	$	%	$
Organic sales growth	(20.8)	(713.5)	(18.1)	(273.7)	(42.3)	(313.2)	20.2	158.6	(17.6)	(1,141.8)
Effect of exchange rates	(6.0)	(208.7)	(3.9)	(58.4)	9.8	72.5	(6.0)	(46.8)	(3.8)	(241.4)
Impact of acquisitions	0.5	17.6	0.9	13.1	—	—	—	—	0.5	30.7
Reported net sales change	(26.3)	(904.6)	(21.1)	(319.0)	(32.5)	(240.7)	14.2	111.8	(20.9)	(1,352.5)

	Europe		N. America		Japan		RoW		Total
2008 vs. 2007%		$	%	$	%	$	%	$	%	$
Organic change	(12.3)	(449.6)	(11.7)	(199.6)	3.3	20.7	(2.2)	(17.1)	(9.5)	(645.6)
Currency effects	6.1	223.4	(0.3)	(5.1)	14.7	92.1	(1.4)	(10.8)	4.4	299.6
Acquisitions/divestitures	0.1	4.1	0.2	3.2	—	—	5.6	42.9	0.7	50.2
Reported change	(6.1)	(222.1)	(11.8)	(201.5)	18.0	112.8	2.0	15.0	(4.4)	(295.8)

Reconciliation of “Operating working capital” to U.S. GAAP measure

(Dollars in millions)

	December 31 2009	December 31 2008	December 31 2007
Total current assets	$2,179.6	$2,086.3	$2,095.2
Total current liabilities	(1,693.5)	(1,380.7)	(1,663.3)
Working capital	486.1	705.6	431.9
Cash and cash equivalents	(472.7)	(488.6)	(153.8)
Short-term debt	318.6	270.0	311.9
Derivative asset and liability, current	3.4	15.9	(4.4)
Dividends payable	—	14.8	28.8
Operating working capital	$335.4	$517.7	$614.4

Reconciliation of “Net debt” to U.S. GAAP measure

(Dollars in millions)

	December 31 2009	December 31 2008	December 31 2007
Short-term debt	$318.6	$270.0	$311.9
Long-term debt	820.7	1,401.1	1,040.3
Total debt	1139.3	1,671.1	1,352.2
Cash and cash equivalents	(472.7)	(488.6)	(153.8)
Debt-related derivatives	(4.5)	12.8	(16.5)
Net debt	$662.1	$1,195.3	$1,181.9

Operating Working Capital

Due to the need to optimize cash generation to create value for shareholders, management focuses on operating working capital as defined in the table above.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations’ management.

Net Debt

As part of efficiently managing the Company’s overall cost of funds, we routinely enter into “debt-related derivatives” (DRD) as part of our debt management. The most notable DRD’s were entered into in connection with the 2007 issue of U.S. Private Placements (see page 38 in the annual report).

Creditors and credit rating agencies use net debt adjusted for DRD’s in their analyses of the Company’s debt and therefore we provide this non-U.S. GAAP measure.

By adjusting for DRD’s, the total economic liability of net debt is disclosed without grossing it up with currency or interest fair market values that are offset by DRD’s reported in other balance sheet captions.

Year Ended December 31, 2009 Versus Year Ended December 31, 2008

Component of Change in Net Sales in 2009	Airbags Products1)	Seatbelts Products2)	Total
Organic sales growth	(17.9)%	(17.2)%	(17.6)%
Effect of exchange rates	(2.9)%	(5.0)%	(3.8)%
Impact of acquisitions	0.7%	0.0%	0.5%
Reported net sales change	(20.1)%	(22.2)%	(20.9)%

1)	Includes active safety systems, passive safety electronics, steering wheels, inflators and initiators; 2) Includes seat components

Net Sales

Net sales for 2009 decreased by 21% or $1,353 million to $5,121 million due to a 18% or $1,142 million decline in organic sales (non-U.S. GAAP measure, see page 33 in the annual report) and a 4% or $241 million negative currency effect. This was partially offset by acquisitions (see page 36 in the annual report) which added $31 million or 0.5% to net sales.

The organic sales decline of 18% was 5 percentage points (p.p.) more than the decline in global LVP of 13%. This was due to the sharp decline of 26% in LVP in the Triad (i.e. North America, Europe and Japan) where Autoliv generates more than 80% of sales.

Organic sales decreased by 40% in the first quarter compared to the same period in 2008, by 28% in the second quarter, by 12% in the third but increased by 26% in the fourth quarter primarily due to a favorable comparison in relation to the fourth quarter 2008.

Organic sales of airbag products decreased by 18%, mainly due to the 26% drop in LVP in the triad which is the primary market for airbags. However, in the Rest of the World region, airbag sales continued to grow from a low level.

Organic sales of seatbelt products declined by 17% which was 4 percentage points more than the decline in global LVP. This reflects the sharp LVP drops in North America of 32% and Western Europe of 19%, exacerbated by the fact that seatbelts for these markets are more sophisticated with a higher value than a global-average seatbelt. These negative effects were partially offset by new business, mainly in the booming Chinese market.

In Europe, where Autoliv generates almost half of net sales, organic sales declined by 21%, in line with the 21% decline in European LVP.

In North America, which accounts for almost one quarter of net sales, organic sales declined by 18%. This was 14 percentage points less than the 32% drop in North American LVP, primarily due to new business for Ford’s F-Series; Chevrolet’s Traverse and Equinox; and Toyota’s Rav4 and Venza.

In Japan, which accounts for less than one tenth of net sales, organic sales fell by 42%. This was due to a general decline in Japanese LVP of 30%, exacerbated by an even sharper drop for vehicles with high safety content for export markets in North America and Western Europe.

In the Rest of the World (RoW), which generates more than one sixth of net sales, organic sales grew by 20% compared to a 13% increase in the region’s LVP. Autoliv’s strong performance reflects new launches in primarily China and India where LVP grew by 48% and 17%, respectively. This favorable effect was partially offset by an 8% decline in LVP in the important Korean market.

Gross Margin

In 2009, gross profit decreased by 25% or $276 million to $848 million and gross margin to 16.6% from 17.4% in 2008. This was primarily due to $1.4 billion lower sales resulting from the sharp LVP declines, especially at the beginning of the year. This caused gross margin to drop to 8.7% in the first quarter.

Gross margin subsequently improved to 15.6% in the second quarter, to 18.0% in the third and to 20.4% in the fourth quarter. This sequential improvement reflects both a recovery in LVP during the year and our restructuring efforts as well as, to a lesser extent, lower year-over-year prices for raw materials.

Operating Income

Operating income decreased by $238 million to $69 million and operating margin declined to 1.3% from 4.7% in 2008. In 2009, restructuring costs reduced operating income and margin by $133 million or 2.6 percentage points, respectively, compared to $80 million and 1.3 percentage points in 2008. The decline in operating income and margin also reflects the 21% lower sales level.

These negative effects were partially offset by the Company’s costs savings initiatives which are estimated to have reduced costs by $240 million. Selling, general and administrative expense was reduced by 15% or $54 million and R, D&E expense, net by 12% or $45 million despite $17 million in additional expense for new safety projects for small cars, started as a part of The 2008 Action Program.

Interest Expense, Net

Interest expense, net increased by 4% or $2 million to $62 million despite a 23% lower average net debt (non-U.S. GAAP measure, see page 33 in the annual report) than during 2008.

Interest expense, net increased primarily as a result of the new debt issued in the first quarter 2009 (see page 38 in the annual report) but also because of precautionary borrowing in 2008 in response to the financial crisis. The cash from these credits was primarily invested in Swedish and U.S. government notes which carried interest rates that were significantly lower than the borrowing cost. As a result the weighted annual average interest rate, net increased to 6.7% in 2009 from 5.0% in 2008.

Average net debt decreased by $280 million to $933 million during 2009 from $1,213 million during the previous year.

Net debt at the end of 2009 was reduced by $553 million to $662 million from $1,195 million at December 31, 2008. This was thanks to strong operational cash flow, sharply reduced capital expenditure levels, efficient management of working capital and the sales of treasury shares (see page 38 in the annual report).

Income Taxes

Income before taxes decreased by $243 million to $6 million from $249 million in 2008.

Income tax was a benefit of $7 million (net of a cost of $7 million from discrete tax items) compared to a tax expense of $76 million in 2008 at an effective tax rate of 31%. See Note 4 to Consolidated Financial Statements included herein.

Net income and Earnings per Share

Net income attributable to the controlling interest dropped by $155 million. However, net income was still positive at $10 million despite the sales drop of $1.4 billion and restructuring charges of $133 million. Net margin amounted to 0.2%.

In 2008, net income amounted to $165 million and net margin to 2.5%.

Earnings per share assuming dilution amounted to $0.12 compared to $2.28 in 2008. In 2009, severance and restructuring costs reduced earnings per share by $1.14 and more shares outstanding by $0.02.

The weighted average number of shares outstanding increased by 17% to 84.5 million primarily as a result of the sale in the first quarter of treasury shares and equity units (see page 38 in the annual report).

Year Ended December 31, 2008 Versus Year Ended December 31, 2007

Component of Change in Net Sales in 2008	Airbag Products1)	Seatbelt Products2)	Total
Organic sales growth	(9.9)%	(8.8)%	(9.5)%
Effect of exchange rates	4.1%	5.0%	4.4%
Impact of acquisitions	0.2%	1.8%	0.7%
Reported net sales change	(5.6)%	(2.0)%	(4.4)%

1)	Includes safety electronics, steering wheels, inflators and initiators; 2) Includes seat components

Net Sales

Net sales for 2008 decreased by 4% or by $296 million to $6,473 million due to a $646 million decline in organic sales (non-U.S. GAAP measure, see page 33 in the annual report), partly offset by currency effects of $300 million or 4% and acquisitions (see page 36 in the annual report) which added $50 million or less than 1% of net sales.

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

In the Rest of the World (RoW), which generates more than one tenth of net sales, organic sales declined by 2% primarily due to a 6% decrease in LVP in Korea, which is the dominant market for airbags and other safety systems in our RoW-region.

Gross Margin

In 2008, gross profit decreased by 15% or $206 million to $1,124 million and gross margin to 17.4% from 19.7% in 2007. This was due to several reasons, primarily lower sales caused by the sharp LVP cuts, especially towards the end of the year. Gross profit and gross margin were also negatively affected by continued pricing pressure from customers, higher raw material prices in the supply chain, costs related to financially distressed suppliers and $12 million in fixed asset impairment write-offs.

These negative effects were partially offset by the move of production to LCC and by other benefits of the Company’s cost reduction programs.

Operating Income

Operating income amounted to $306 million compared to $502 million in 2007 and operating margin to 4.7% compared to 7.4%. In 2007, operating income and margin were affected by a $30 million cost for a court ruling (see page 32 in the annual report).

The declines in 2008 were primarily due to $206 million lower gross profit and $56 million higher severance and restructuring costs totalling $80 million, partly offset by $29 million lower R, D&E expense and $6 million lower S,G&A expenses. These improvements reflect primarily higher engineering income and the Company’s cost-savings actions.

Interest Expense, Net

Interest expense, net increased by 12% or $7 million to $60 million in 2008 as a result of an 11% higher average net debt (non-U.S. GAAP measure, see page 33 in the annual report).

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

In the fourth quarter, the refinancing of a major part of the Company’s U.S. commercial paper (see Treasury Activities, page 38 in the annual report) increased interest expense by approximately $1 million due to temporary elevated LIBOR interest rates.

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

Liquidity, Resources and Financial Position

Cash from Operations

Cash flow from operations, together with available financial resources and credit facilities are expected to be adequate to fund Autoliv’s anticipated working capital requirements, capital expenditures, potential acquisitions and future dividend payments.

Cash provided by operating activities was $493 million in 2009, $614 million in 2008 and $781 million in 2007.

While management of cash and debt is important to the overall business, it is not part of the operational managements’ day-to-day responsibilities. We therefore focus on operationally derived working capital and have set the target that this key ratio should not exceed 10% of the last 12-month net sales.

At December 31, 2009, operating working capital (non-U.S. GAAP measure see page 33 in the annual report) stood at $335 million corresponding to 6.5% of net sales compared to $518 million corresponding to 8.0% of net sales at December 31, 2008, and $614 million or 9.1% at December 31, 2007. At December 31, 2009, the ratio was reduced by 2.0 percentage points from provisions for restructuring charges.

The 2009 number was favorably impacted by the sale of $74 million worth of receivables due to factoring agreements (see below), the 2008 number by $104 million and the 2007 number by $116 million.

Days receivables outstanding (see page 74 in the annual report for definition) increased to 75 at December 31, 2009 from 49 days one year earlier when the level of receivables were exceptionally low as a result of sharply declining LVP. At December 31, 2007, days receivables outstanding was 64 days. Factoring agreements did not have any material effect on days receivables outstanding for 2009, 2008 or 2007.

Days inventory on-hand (definition on page 74 in the annual report) increased slightly to 40 days at December 31, 2009 from 39 days at December 31, 2008 and from 33 days at December 31, 2007. In 2009, inventory levels were slightly boosted by the acquisition of assets from Delphi (see “Acquisitions”). In 2008, inventory levels were affected by higher raw material prices, higher safety stock for distressed suppliers and suddenly dropping sales.

Capital Expenditures

Cash generated by operating activities continued to be adequate to cover capital expenditures for property, plant and equipment.

Capital expenditures, gross were $140 million in 2009, $293 million in 2008 and $324 million in 2007, corresponding to 2.7% of net sales in 2009, 4.5% in 2008 and 4.8% in 2007.

In 2009, capital expenditures, net of $130 million were $184 million less than depreciation of $314 million.

This difference is due to three reasons: First, an active decision to reduce manufacturing capacity expansion in response to lower LVP-levels. Second, most of the depreciation stems from capital expenditures in high-cost countries, while current capital expenditures are to a higher degree focused in emerging markets where construction costs and cost for machinery are generally lower. Third, in LCC it is possible to use less automation, which reduces capital expenditures for manufacturing lines even more.

Capital expenditures in the range of $200-250 million are expected for 2010, in line with our expectation of approximately 4% of sales.

Acquisitions

Historically, the Company has made several acquisitions. However, due to the high prices, Autoliv made few acquisitions in the years before the financial crisis in 2008, and only on a very selective basis. We focused on two growth areas with great potentials: Asia and active safety systems. After the crisis, we made acquisitions as a means of participating in a much-needed consolidation of Autoliv’s industry.

As part of this consolidation, Delphi Corporation announced in the spring of 2009 that it would exit the passive safety systems market. As a result, in December, several Delphi customers in North America and Europe re-sourced contracts to Autoliv, and we concurrently acquired certain assets to deliver Delphi-designed airbags, seatbelts and steering wheels specified in these contracts. The re-sourced contracts are expected to generate sales of $150 million during 2010. At the beginning of 2010, Autoliv agreed to acquire virtually all of Delphi’s remaining airbag and seatbelt assets, located in Asia. This transaction, which is expected to be completed before April 2010, is expected to add annual sales of $250 million.

At the beginning of 2009, Autoliv also acquired, as part of our Asian growth strategy, the remaining 30% of the shares in the Chinese seatbelt company NHA for $11 million. Since this entity was already consolidated, the acquisition did not affect reported net sales.

In September 2008, Autoliv acquired the automotive radar sensors business of Tyco Electronics. This acquisition for $42 million added $30 million in 2009 to Autoliv’s consolidated sales and $7 million in 2008.

In 2007, there were three acquisitions, all of them as a part of our Asian growth strategy. In December, Autoliv acquired the remaining 41% of the shares in the consolidated Chinese subsidiary Autoliv (Changchun) Maw Hung Vehicle Safety Systems for nearly $14 million. On October 31, 2007, Autoliv acquired the remaining 50.01% of the shares in Autoliv IFB Private Ltd for $36 million and began to consolidate this Indian seatbelt company which had annual sales of $50 million. At the beginning of 2007, Autoliv acquired the remaining 35% of the shares in Autoliv-Mando in Korea for $80 million, an already consolidated entity.

The cost of business acquisitions (including cash acquired) amounted to $36 million in 2009, $42 million in 2008 and $34 million in 2007.

Financing Activities

Cash used in financing activities amounted to $376 million during 2009. Cash and cash equivalents declined by $16 million to $473 million at December 31, 2009 from $489 million December 31, 2008, while gross debt decreased by $532 million to $1,139 at December 31, 2009. Cash generated from operation was thus primarily used to repay debt in 2009.

Net debt (non-U.S. GAAP measure see page 33 in the annual report) decreased by $533 million to $662 million during 2009 and net-debt-to-capitalization ratio (see page 74 in the annual report) decreased to 21% at December 31, 2009 from 36% at December 31, 2008 due to strong operating cash flow and the equity offering (see page 38 in the annual report).

Income Taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See discussions of income taxes under “Accounting Policies” on page 44 in the annual report and also Note 4 to Consolidated Financial Statements included herein.

Pension Arrangements

The Company has non-contributory defined benefit pension plans covering most U.S. employees, although the Company has frozen participation in the U.S. plans to exclude employees hired after December 31, 2003.

The Company’s non-U.S. employees are also covered by pension arrangements. See Note 18 to the Consolidated Financial Statements for further information about retirement plans.

At December 31, 2009, the Company’s recognized liability (i.e. the actual funded status) for its U.S. plans was $52 million and the U.S. plans had a net unamortized actuarial loss of $54 million recorded in Accumulated other comprehensive income (loss) in the Equity Statement. The amortization of this loss is not expected to have any material impact for any of the 8.75-year estimated remaining service lives of the plan participants.

Pension expense associated with these plans was $14 million in 2009, $4 million in 2008, $7 million in 2007, and is expected to be $10 million in 2010. The Company contributed $7 million to its U.S. defined benefit plan in 2009 and $15 million in 2008.

The Company expects to contribute $5 million to its U.S. Plan in 2010 and is currently projecting a yearly funding at the same level in the years thereafter.

Dividends

Autoliv paid a dividend in the first quarter 2009 of 21 cents per share, but suspended dividend payments for the rest of the year to preserve cash. Before the global financial crisis in 2008, the Company paid quarterly dividends of 39 cents per share in the first and second quarters, and 41 cents in the third and fourth quarters.

Total cash dividend paid was $15 million in 2009, $115 million in 2008 and $121 million in 2007. Additionally, the Company returned $174 million to shareholders through repurchases of shares during 2008 until September 15 (when the financial crisis broke out) and $380 million during 2007.

Equity

During 2009, equity increased by 12% or $262 million to $2,436 million due to the sale of treasury shares and mandatory purchase contracts (see page 38 in the annual report) for $237 million, net. Equity also increased by $18 million due to currency effects, by $13 million due to net income, by $2 million due to changes in pension liabilities, and by $6 million due to the issuance of shares and other effects related to stock compensation.

Equity was negatively impacted by $11 million from acquiring non-controlling interests and by $3 million due to dividends to non-controlling interests.

Impact of Inflation

Except for raw materials, inflation has generally not had a significant impact on the Company’s financial position or results of operations. However, increases in the prices of raw materials in the supply chain had a negative impact of close to $60 million in 2008 on top of a $20 million impact in 2007. In 2009, lower raw material prices had a favorable impact of approximately $60 million.

Changes in most raw material prices affect the Company with a time lag, which is usually three to six months for most materials (See Component Costs on page 40 in the annual report).

The Company currently expects inflation to remain low in its major markets North America, Western Europe and Japan.

Personnel

For the full year 2009, total headcount (permanent employees and temporary personnel) increased by 600 to 37,900 at the end of the year. However, excluding acquisitions headcount declined by 1,100 despite a sharp sales recovery in the fall.

During the first six months, total headcount was reduced by 4,000, despite acquisitions which added almost 250 people. This decline was in addition to a 5,800 gross reduction during the previous six-month period, resulting in a total decline within 12 months (from July 2008 to June 2009) of 10,000 or 23% of total headcount.

In the latter part of 2009, headcount increased by 4,500. Of this increase, 1,400 was due to the Delphi acquisition, and 3,100 to higher LVP, primarily in China and India. The increase in headcount occurred in low-cost countries (LCC) in the form of direct labor for manufacturing and temporary personnel, while headcount reductions continued in high-cost countries, in staff functions and among permanent employees.

During 2009, the overall headcount reduction in high-cost countries (HCC) was 11% or almost 1,900 excluding acquisitions. Indirect labor in overhead functions was reduced by 13% or 1,800 excluding acquisitions whereof 1,200 were in HCC.

As a result, 60% of total headcount at December 31, 2009 were in LCC, 69% were direct workers in manufacturing and 20% were temporary personnel. All of these changes increase our flexibility in the cyclical automotive industry. At December 31, 2008, these ratios were 55%, 64% and 9%, respectively.

During 2008, total headcount decreased by 4,600 to 37,300. The headcount reduction of 11% was stronger than the 9.5% decline in organic sales.

During 2007, headcount increased by 100 due to the acquisition of Autoliv IFB in India. However, excluding the acquisition, headcount declined by 1% which compares favorably with the organic sales increase in 2007 of 4%.

Compensation to Directors and executive officers is reported, as is customary for U.S. public companies, in Autoliv’s proxy statement.

Significant Litigation

In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc (“Marling”). At that time, Marling was involved in a litigation relating to the sale in 1992 of a French subsidiary. In the litigation, the plaintiff has sought damages of €40 million (approximately $56 million) from Marling, claiming that Marling and another entity then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale and that such failure was the proximate cause of losses in the amount of the damages sought. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and the other entity had failed to disclose certain facts in connection with the 1992 sale and appointed an expert to assess the losses suffered by the plaintiff. Autoliv has appealed the May 2006 court decision and believes it has meritorious grounds for such appeal. While the appeal is pending, the financial expert appointed by the lower court has delivered his report. The report does not address the issue of the proximate cause of the losses, but assessed the losses to a maximum of €10 million (approx. $14 million). In our opinion it is not possible to give any meaningful estimate of any financial impact that may arise from the claim but it is possible (while we do not believe it is probable) that the final outcome of this litigation will result in a loss that will have to be recorded by Autoliv, Inc.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. In the second quarter of 2006, the Internal Revenue Service, (“IRS”) began an examination of the Company’s 2003-2005 U.S. income tax returns. On March 31, 2009, the IRS field examination team issued an examination report in which the examination team proposed changes to increase U.S. taxable income by $294 million due to alleged incorrect transfer pricing in transactions between a U.S. subsidiary and other subsidiaries during the period 2003 through 2005. We believe, after consultation with tax counsel, that the examination team’s proposed adjustments are based on errors in fact and law. Accordingly, on April 30, 2009, Autoliv filed a protest in response to the examination report. After the conclusion of the applicable administrative procedures and review within the IRS (including the mutual agreement procedure of income tax treaties to which the U.S. is a party, and/or a judicial determination of the facts and applicable law), we believe any adjustment with respect to the transfer pricing in these transactions will not produce a material increase to the Company’s consolidated income tax liability. We are not able to estimate when these administrative procedures and review within the IRS will be completed.

Treasury Activities

Credit Facilities

At the beginning of 2009, Autoliv had drawn $500 million of its $1,100 million revolving credit facility (“RCF”), primarily as a precautionary measure due to the deterioration in the commercial paper markets following the Lehman Brothers bankruptcy. At December 31, 2009, Autoliv had repaid all loans under this facility. This unsecured facility, which is syndicated among 14 banks, remains available until November 2012. The RCF is not subject to financial covenants (i.e. performance-related restrictions) and has no forward-looking material adverse change clause, see Note 12 to Consolidated Financial Statements included herein.

Thanks to prudent and cost-efficient refinancing activities in prior years and $377 million of equity and equity units raised in March 2009, Autoliv could avoid issuing significant long-term debt when credit margins were at historically elevated levels. Instead the Company could wait until the credit market had improved to sign, in December, an 18-month loan commitment from the European Investment Bank (EIB) of €225 million ($323 million equivalent). Loans under the commitment will carry interest rates of EIB’s cost of funds plus 1.8%, have maturities of up to 10 years and will not be subject to financial covenants. No loans were outstanding under this commitment at year-end, see Note 12 to Consolidated Financial Statements included herein.

Additionally, Autoliv also increased its usage of the Swedish commercial paper program as margins dropped significantly to around STIBOR +0.3% towards the end of the year.

As a result of these actions coupled with the positive cash flow, Autoliv’s utilized long-term facilities had been reduced to $821 million at December 31, 2009 and net debt to $662 million. As of the same date, the Company had utilized and unutilized long-term credit facilities totalling $2.1 billion. Having more than three times of net debt covered by long-term facilities is a record high for Autoliv.

The weighted average interest rate on the $1,139 million of debt outstanding at December 31, 2009 was 4.9% compared to 4.7% one year earlier. The higher interest rate relates to the interest rate on the notes issued as part of the March 2009 equity offering. This negative effect was partially offset by lower floating market rates.

During 2007-2009, the Company sold receivables, without recourse, related to selected customers. Although the primary purpose of these transactions is to save interest expense, these factoring arrangements also have the effect of reducing net debt and accounts receivable since the Company uses the cash received to repay debt. At December 31, 2009, the Company had received $74 million for sold receivables with a discount of $1 million during the year, compared to $104 million in 2008 with a discount of $4 million recorded in Other financial items, net.

Equity Offering

Due to the financial turmoil, sharply dropping vehicle sales, financial uncertainty around some customers, and the fact that Autoliv was downgraded three notches by Standard and Poor’s within four months, we decided in March 2009 to strengthen Autoliv’s equity base. A stronger equity base would also enable the Company to participate in a possible consolidation of its industry and defend its investment grade credit rating.

Towards the end of March, Autoliv therefore sold 14,687,500 treasury shares at $16.00, and 6,600,000 equity units at $25.00. The equity units will result in the issuance of an additional 8.6 to 10.3 million shares of common stock. The number of shares that will be issued will depend on the price of the Autoliv stock shortly before April 30, 2012, which is the date for the execution of the mandatory purchase contract of each unit (see “Number of Shares” below). Early 2012, $165 million of notes related to the equity units will also be re-priced. The net proceeds of the March 2009 capital raise were $377 million. For an additional description of our equity units, see Note 13 to Consolidated Financial Statements included herein.

The day after the equity transactions, Standard and Poor’s changed its ratings outlook for Autoliv from negative to stable. Autoliv was thus the first company in the automotive industry to record a positive rating action since the start of the credit crisis.

Towards the end of the year, Standard and Poor’s upgraded Autoliv to BBB with a stable outlook, and changed its short-term rating to A-2 from A-3. This was the first rating upgrade of any investment grade company in the automotive sector since the Lehman Brothers bankruptcy. Moody’s also restored its outlook for Autoliv on its short-term P-2 rating to stable after having reduced the outlook to negative in March 2009.

Number of Shares

The Board has authorized a share repurchase program. At December 31, 2009, 3.2 million shares remained of this mandate for repurchases.

Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the mandate, to provide management flexibility in the Company’s share repurchases. In 2007, when the cash flow increased to $781 million, we raised the return through share repurchases to $380 million by buying back 6,625,595 shares at an average cost of $57.35 per share. On the other hand, in 2008, when cash flow from operations declined to $614 million, we reduced the buyback return to $174 million by repurchasing 3,709,460 shares at an average cost of $46.77 per share. There were no shares repurchased after the Lehman Brothers bankruptcy or during 2009 when operating cash flow declined to $493 million. By adjusting the share buyback levels in this way, the Company strives to achieve high financial stability in the cyclical automotive industry.

At December 31, 2009, there were 85.1 million shares outstanding, net of 17.7 million treasury shares, a 21% increase from 70.3 million one year earlier. Of these treasury shares, 10.3 million are reserved for the mandatory purchase contracts from the equity unit offering.

The number of shares outstanding will increase on April 30, 2012 by 8.6 million if the Autoliv share price is $19.20 or higher and by 10.3 million if the price is $16.00 or less. The number of shares outstanding could also increase by 1.9 million when all Restricted Stock Units (RSU) vest and if all stock options to key employees are exercised. However, all of the exercisable options are not “in the money”, see Note 15 to Consolidated Financial Statements included herein.

For calculating earnings per share assuming dilution, Autoliv follows the Treasury Stock Method for the equity units. As a result, the dilutive effect varies with the price of the Autoliv share, as long as the share price is more than the highest settlement price of $19.20 and the Company is profitable. Consequently, for 2009 when the Company was profitable and the average share price from the date of the issuance of equity units until the end of the year was $32.38, the number of shares for calculating earnings per share was increased by 2.6 million due to this effect from the equity units.

Type of facility (Dollars in millions)	Amount of facility	Amount outstanding		Weighted average interest rate		Amount available
Revolving credit facilities	$1,310	$210		1.8%		$1,100
EIB loan commitment	323	0.0		n/a		323
U.S. commercial program	1,000	0.0		n/a		1,000	1)
Swedish commercial paper program	971	118		1.0%		853	1)
Other short-term debt	381	54		3.4%		327
Swedish medium-term notes	693	174		2.8%		579	2)
US private placement carrying fixed rates	340	340		4.9%		—
US private placement carrying floating rates	66	66		1.3%		—
Notes issued as part of equity offering3)	n/a	146	3)	15.0	%4)	—
Other long-term debt, including current portion	43	31		2.1%		12

Total debt as reported	n/a	$1,139		n/a		$1,762	5)

1)	Total outstanding commercial paper programs (“CP”) should not exceed total undrawn revolving credit facilities (“RCF”) according to the Company’s financial policy.
2)	Outstanding amount includes notes issued outside of program, and therefore amount available plus amount outstanding do not equal amount of facility.
3)	Outstanding amount will increase to $165 million by April 30, 2012, see Note 12.
4)	Of which the cash coupon is 8%.
5)	Unutilized credit facilities excluding capital market programs.

Contractual Obligations and Commitments

Aggregate Contractual Obligations1)

		Payments due by Period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD2)	$1,135	$322	$433	$214	$166
Fixed-interest obligations including DRD2)	116	25	48	37	6
Operating lease obligations	116	22	38	30	26
Unconditional purchase obligations	—	—	—	—	—
Other non-current liabilities reflected on the balance sheet	15	—	4	2	9

Total	$1,382	$369	$523	$283	$207

1)	Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions.
2)	Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

Contractual obligations include lease and purchase obligations that are enforceable and legally binding on the Company. Non-controlling interests, post-retirement benefits and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10 to Consolidated Financial Statements included herein.

Debt obligations including DRD: For material contractual provisions, see Note 12. The debt obligations include capital lease obligations, which mainly relates to property and plants in Europe, as well as the impact of revaluation to fair value of Debt-Related Derivatives (DRD).

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2009, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

Operating lease obligations: The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates, see Note 17 to Consolidated Financial Statements included herein.

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

Selected Consolidated Data for Autoliv Inc. in Swedish Krona (SEK)

	2009	Change 2009/2008	2008	Change 2008/2007	2007
Net sales (million)	39,208	(8)%	42,637	(6.8)%	45,748
Income before income taxes (million)	42	(97)%	1,638	(46)%	3,014
Net income attributable to controlling interest (million)	77	(93)%	1,085	(44)%	1,946
Earnings per share	0.91	(94)%	15.02	(40)%	24.87

(Average exchange rates: $1 = SEK 7.66 for 2009; $1 = SEK 6.59 for 2008; and $1 = SEK 6.76 for 2007)

Risks and Risk Management

The Company is exposed to several categories of risks. They can broadly be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks that could have a material effect on the Company’s results and financial position and the description below is not complete but should be read in conjunction with the discussion of risks in our 10-K filed with the SEC.

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

It is also the Company’s strategy to reduce this risk by using a high number of temporary employees instead of permanent employees. During 2009, temporary workers varied between 9% and 20% in relation to total headcount.

However, when there is a dramatic reduction in the level of production of the vehicle models supplied by the Company as occurred during the fall of 2008 and the beginning of 2009, it takes time to reduce the level of permanent employees and even longer time to reduce fixed production capacity. As a result, our sales and margin could drop significantly and materially impact earnings and cash flow, as seen in 2009.

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

The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs, and management does not generally, attempt to do so, except for the action programs in 2008 and continued ongoing restructuring actions in 2009. Instead, it monitors key measures such as costs in relation to margins and geographical employee mix. But generally speaking, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company.

Component Costs

Since the cost of direct materials is approximately 52% of net sales, changes in these component costs could have a major impact on margins.

Of these costs, approximately 47% (corresponding to 24% of net sales) are comprised of raw materials and the remaining 53% are value added by the supply chain. Currently, 37% of the raw material cost (or 9% of net sales) is based on steel prices; 33% on oil prices (i.e. nylon, polyester and engineering plastics (8% of net sales); 8% on zinc, aluminum and other non-ferrous metals (2% of net sales); and 17% on electronic components, such as circuit boards (4% of net sales).

Except for magnesium and small quantities of steel and plastic resins, the Company does not buy any raw materials but only manufactured components. As a result, changes in most raw material prices affect the Company with a time lag, which used to be six to twelve months but now more often is reduced to three to six months. For non-ferrous industrial metals like aluminum and zinc, we have quarterly and sometimes monthly price adjustments.

The Company’s strategy is to offset price increases on cost of materials by taking several actions such as material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries. Should we fail to do so, our earnings could be materially impacted.

Product Warranty and Recalls

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected, we may face warranty and recall claims. Where such actual or alleged failure results, or is alleged to result, in bodily injury and/or property damage we may in addition face product-liability and other claims. The Company may experience material warranty, recall or product-liability claims or losses in the future and the Company may incur significant cost to defend against such claims. The Company may also be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims. Also, as our products increasingly use global platforms (are based on or utilize the same or similar parts, components or solutions) the risk that any given failure or defect will result in Autoliv incurring material cost is increasing.

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

The Company’s strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy (see page 21 in the annual report). In addition, the Company carries product-liability and product-recall insurance at levels that management believes generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Management’s decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

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

To reduce environmental risk, the Company has implemented an environmental management system (see page 25 in the annual report) and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

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

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S. has adopted new regulations for side-impact protection to be phased-in during a three-year period beginning in 2010. China introduced a crash-test rating program in 2006. Europe introduced a new more stringent Euro NCAP rating system in 2009, and the equivalent crash-test rating program in the U.S. will be upgraded in 2010. There are also other plans for improved automotive safety, both in these countries and many countries that could affect the Company’s market.

There can be no assurance, however, that changes in regulations could not adversely affect the demand for the Company’s products or, at least, result in a slower increase in the demand for them.

Dependence on Customers

The five largest vehicle manufacturers account for 51% of global light vehicle production and the ten largest manufacturers for 79%.

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power.

The Company’s five largest customers account for 59% of revenues and the ten largest customers account for 84% of revenues. For a list of the largest customers, see Note 19 on page 68 in the annual report.

The largest contract accounted for less than 3% of sales in 2009. This contract expires in 2016.

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

Customer Payment Risk

Another risk related to our customers is the risk that one or more customers will be unable to pay invoices that become due. In the spring of 2009, both Chrysler and GM filed for Chapter 11 bankruptcy protection. However, both companies honored their payables to Autoliv and there was no material impact on Autoliv.

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

Consequently, there is a risk that disruptions in the supply chain could lead to the Company not being able to meet its delivery commitments and, as a consequence, to extra costs. This risk increases as suppliers are being squeezed between high raw material prices and the continuous pricing pressure in the automotive industry. This risk remained high through 2009 and will continue to be important in the years to come.

The Company’s strategy is to reduce these supplier risks by seeking to maintain an optimal number of suppliers in all significant component technologies, by standardization and by developing alternative suppliers around the world.

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

However, in the future, the best growth opportunities may be in passive safety electronics and active safety systems markets, which include and are likely to include other and often larger companies than Autoliv’s traditional competitors. Additionally, there is no guarantee our customers will adopt our new products or technologies.

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active and especially integrated safety (see page 18 in the annual report).

Patents and Proprietary Technology

The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2009, the Company held more than 5,000 patents. The patents expire on various dates during the period 2010 to 2029. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. Also, there can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology.

Financial Risks

The Company is exposed to financial risks through its international operations and debt-financed activities. Most of the financial risks are caused by variations in the Company’s cash flow generation resulting from, among other things, changes in exchange rates and interest rate levels, as well as from refinancing risk and credit risk.

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

The Company’s gross transaction exposure forecasted for 2010 is approximately $1.5 billion. A part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.2 billion per annum. In the three largest net exposures, Autoliv expects to sell U.S. dollars against Mexican Peso for the equivalent of $180 million, Euros against Swedish Krona for $140 million and Japanese Yen against Thai Baht for $130 million. Together these currency pairs will account for more than one third of the Company’s net exposure.

Since the Company can only effectively hedge these flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of 48 different currency pairs with exposures in excess of $1 million each. Consequently, the income statement effect related to transaction exposures is modest. As a result, Autoliv does not hedge these flows.

2. Translation Exposure in the Income Statement

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. We estimate that 43% of the Company’s net sales will be denominated in Euro or other European currencies during 2010, while 22% of net sales is estimated to be denominated in U.S. dollars. The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies will decrease reported U.S. dollar net annual sales in 2010 by $25-30 million or by roughly 0.4%. Reported operating income for 2010 will also decline by approximately 0.4% or by about $2 million. The fact that both sales and operating income is impacted at the same rate (i.e. 0.4%) is due to the fact that most of the Company’s production is local. Accordingly, most revenues and costs are matched in the same currencies.

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

The Company estimates, given its debt structure at the end of 2009, that a one percentage point interest rate increase would increase net interest expense in both 2010 and 2011 by $1.2 million per year.

The fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is $340 million of the $400 million private placement issued in 2007 (see page 38 in the annual report and Note 12).

The entire placement was issued carrying fixed interest rates. Initially, $200 million of this placement was swapped into floating interest rates to benefit from a potential future decrease in interest rates. As fixed U.S. dollar rates decreased in 2008, $140 million of the $200 million swaps were cancelled and lower fixed rate debt was thus achieved.

Refinancing Risk

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

The severe financial turmoil beginning in September 2008 increased this risk for all debt-financed companies.

To manage this risk, the Company has a policy that states that total net debt (non-U.S. GAAP measure, see page 33 in the annual report) shall be issued as, or covered by, long-term facilities with an average maturity of at least three years. After the Lehman Brothers bankruptcy in September 2008, 1.2 times of Autoliv’s net debt was covered by facilities with an average maturity of 4.9 years. Subsequently, the Company reduced its refinancing risk significantly. This was achieved by strong cash-flow generation, the equity offering and by procuring new long-term debt facilities. At December 31, 2009, net debt was $662 million and total utilized and unutilized long-term facilities were $2.1 billion with an average life of 4.1 years. Having more than three times of net debt covered by long-term facilities is a record low refinancing risk for Autoliv.

Of the long-term committed facilities, $1.4 billion was unutilized at December 31, 2009. All new financing are without financial covenants (i.e. performance-related restrictions) consistent with all substantial financing agreements for Autoliv.

Credit Risk in Financial Markets

Credit risk refers to the risk of a financial counterparty being unable to fulfill an agreed obligation. This risk has increased for all companies as a result of the deterioration of the credit quality of many banks.

In the Company’s financial operations, this risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing.

In order to further reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a calculated risk amount of $75 million per bank. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA-rated money market funds as approved by the Company’s Board. At year-end 2009, the Company was compliant with this policy and held $170 million in AAA-rated money market funds.

Impairment risk

This risk refers to the risk that the Company will be obliged to write down a material amount of its goodwill of approximately $1.6 billion. This risk is assessed, at least, annually in the fourth quarter each year when the Company performs an impairment test. The impairment testing is based on three reporting units: 1) Airbag & Seatbelt Systems to which virtually all of the goodwill is related, 2) Active Safety Electronics with $8 million in goodwill and 3) Seat Sub-Systems where all remaining goodwill was written off in 2001.

The discounted cash flow method is used for determining the fair market value of these reporting units. The Company also compares the market value of its equity to the value derived from the discounted cash flow method. However, due to the combined effects of the cyclicality in the automotive industry and the volatility of stock markets, this method is only used as a supplement. The Company has concluded that presently none of its reporting units are “at risk” of failing the goodwill impairment test. See also discussion under Impairment of Goodwill and Long-lived Assets in Note 1 to Consolidated Financial Statements included herein.

There were no impairments of goodwill in 2009 or 2008 despite the unprecedented challenges for the global automotive industry. However, there can be no assurance that goodwill will not be impaired due to future significant drops in light vehicle production, or due to our technologies or products become obsolete or any other reason. We could also acquire companies where goodwill could turn out to be less resilient to detoriations in external conditions.

Debt Limitation Policy

To manage the inherent risks and cyclicality in the Company’s business, the Company maintains a relatively conservative financial leverage.

The Company’s policy is to always maintain a leverage ratio significantly below three and an interest coverage ratio significantly above 2.75. Partly in order to improve these ratios, the Company issued equity and equity units in March 2009 (see Equity Offering on page 38 in the annual report).

Autoliv was compliant with these policies at year end 2008 but became non-compliant with the interest rate coverage policy at the end of the first quarter 2009 and also with leverage ratio policy at the end of the second quarter 2009. At the end of 2009, these ratios were 1.5 times and 1.6 times, respectively, compared to (0.7) times and 3.4 one quarter earlier. Consequently, the Company became compliant again with its leverage policy by the end of 2009 and is on track to become compliant with its interest coverage policy by the end of the first quarter of 2010. For details on leverage ratio and interest-coverage, refer to the tables below which reconcile these two non-U.S. GAAP measures to U.S. GAAP measures.

In addition to these ratios it is the objective of Autoliv to have a strong investment grade rating. Since 2000 when Autoliv was initially rated up until February of 2009, the Company met this objective. However, in February 2009, Autoliv’s long-term credit rating was lowered two notches from BBB+ to BBB- by Standard and Poor’s while maintaining a negative outlook on the rating. This negative rating outlook was changed to a stable in March 2009 as a result of the equity offering. Additionally, in November, Autoliv became the first investment grade rated Company in the automotive industry to get a rating upgrade from BBB- to BBB while maintaining a stable outlook.

Reconciliations to U.S. GAAP

Interest Coverage Ratio Full Year 2009		Leverage Ratio December 31, 2009
Operating income	$68.9	Net debt3)	$662.1
Amortization of intangibles1)	23.1	Pension liabilities	109.2
		Less :Convertible bond	(146.4)
Operating profit per the Policy	$92.0	Debt per the Policy	$624.9
		Income before income taxes	$5.5
Interest expense net2) :	$62.2	Plus: Interest expense net2)	62.2
Interest coverage ratio	1.5	Depreciation and amortization of intangibles1)	314.3
		EBITDA per the Policy	$382.0
		Leverage ratio	1.6

1)	Including impairment write-offs, if any.
2)	Interest expense net is interest expense less interest income.
3)	Net debt is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.

Accounting Policies

New Accounting Pronouncements

The Company has evaluated the recently issued accounting guidance. The new policies that could have a significant impact on the Company’s future Consolidated Financial Statements are described below:

The Company adopted the Financial Accounting Standards Board (“FASB”) Statement No.141 (R), Business Combinations (codified into Topic 805 in the ASC), prospectively from January 1, 2009. This standard requires the acquisition method to be applied to for all transactions and other events in which an entity obtains control over one or more other businesses. This guidance also requires the acquirer to recognize the fair value of all assets and liabilities acquired, even if less than 100% ownership is acquired. The Company has applied this guidance on all company acquisitions in 2009, and this guidance did not have a significant impact on our Consolidated Financial Statements.

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

Revenue Recognition

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment to customers and transfer of title and risk of loss under standard commercial terms.

Accruals are made for retroactive price adjustments if probable and can be reasonably estimated. Net sales include the sales value exclusive of added tax.

Bad Debt and Inventory Reserves

The Company has reserves for bad debts as well as for excess and obsolete inventories.

The Company has guidelines for calculating provisions for bad debts based on the age of receivables. In addition, the accounts receivable are evaluated on a specific identification basis. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience with the debtor, the experience with other enterprises in the same industry, the debtor’s ability to pay and/or an appraisal of current economic conditions.

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

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2007-2009. See “Impairment of Goodwill” in Note 1 to Consolidated Financial Statements included herein.

Restructuring provisions

The Company defines restructuring expense to include costs directly associated with exit or disposal activities. Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a time frame such that significant changes to the exit plan are not likely.

Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated.

Defined Benefit Pension Plans

The Company has defined benefit pension plans covering most U.S. employees and some non-U.S. employees most of which are in high-cost countries, see Note 18.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2009 pension expense were a discount rate of 6.4%, expected rate of increase in compensation levels of 4.0%, and an expected long-term rate of return on plan assets of 7.5%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2009 were a discount rate of 5.8% and an expected rate of increase in compensation levels of 4.0%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The Company assumes a long-term rate of return on U.S. plan assets of 7.5% for calculating the 2009 expense as in 2008. At December 31, 2009, 64% of the U.S. plan assets was invested in equities, compared to the target of 65%.

A 1% decrease in the long-term rate of return on plan assets would result in an increase in the U.S. annual pension expense of $1 million. A 1% decrease in the discount rate would have increased the 2009 U.S. pension expense by $5 million and would have increased the December 31, 2009 benefit obligation by $36 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2009 pension expense by $2 million and would have increased the December 31, 2009 benefit obligation by $11 million.

Income Taxes

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of inter-company transactions and arrangements.

Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made (see Note 4).

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

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

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

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein, see page 69 in the annual report.

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

        Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of restructuring activities and cost reduction initiatives discussed herein and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material, fuel and energy costs, changes in consumer preferences for end products, customer losses and changes in regulatory conditions, customer bankruptcies, consolidations or restructuring, divestiture of customer brands, the economic outlook for the Company’s markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the Company is a supplier, market acceptance of our new products, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments or joint-venture arrangements, pricing negotiations with customers, increased costs, supply issues, product liability, warranty and recall claims and other litigations, possible adverse results of pending or future litigation or infringement claims, legislative or regulatory changes, tax assessments by governmental authorities, political conditions, dependence on customers and suppliers, as well the risks identified in the section “Risks and Risk Management” on page 40-43 and in Item 1.A, “Risk Factors” in our 10-K filed with the SEC. Except for the Company’s ongoing obligation to disclose information under the U.S. federal securities laws, the Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information or future events.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2009	2008	2007

Net sales	Note 19	$5,120.7	$6,473.2	$6,769.0
Cost of sales		(4,272.8)	(5,349.0)	(5,438.4)

Gross profit		847.9	1,124.2	1,330.6

Selling, general and administrative expenses		(299.8)	(354.3)	(359.8)
Research, development and engineering expenses		(322.4)	(367.2)	(395.7)
Amortization of intangibles	Note 9	(23.1)	(23.6)	(20.3)
Other income (expense), net	Notes 10, 16	(133.7)	(72.6)	(52.8)

Operating income		68.9	306.5	502.0

Equity in earnings of affiliates		3.8	3.9	6.4
Interest income	Note 12	5.9	12.8	9.0
Interest expense	Note 12	(68.2)	(72.9)	(62.5)
Other financial items, net		(4.9)	(1.6)	(8.7)

Income before income taxes		5.5	248.7	446.2

Income tax benefit (expense)	Note 4	7.1	(76.3)	(150.3)

Net income		$12.6	$172.4	$295.9

Less: Net income attributable to non-controlling interest		2.6	7.7	8.0

Net income attributable to controlling interest		$10.0	$164.7	$287.9

Earnings per common share
- basic		$0.12	$2.29	$3.70
- assuming dilution		$0.12	$2.28	$3.68

Weighted average number of shares
- basic		81.5	71.8	77.9
- assuming dilution		84.5	72.1	78.3

Number of shares outstanding, net of treasury shares		85.1	70.3	73.8
Cash dividend per share - declared		—	1.42	1.56

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(Dollars and shares in millions)		2009	2008
Assets
Cash and cash equivalents		$472.7	$488.6
Receivables, net	Note 5	1,053.1	838.5
Inventories, net	Note 6	489.0	592.4
Income tax receivables	Note 4	30.0	46.3
Prepaid expenses		44.9	50.1
Other current assets		89.9	70.4

Total current assets		2,179.6	2,086.3

Property, plant and equipment, net	Note 8	1,041.8	1,158.2
Investments and other non-current assets	Note 7	235.5	215.9
Goodwill	Note 9	1,614.4	1,607.8
Intangible assets, net	Note 9	114.3	137.4

Total assets		$5,185.6	$5,205.6

Liabilities and shareholders’ equity
Short-term debt	Note 12	$318.6	$270.0
Accounts payable		771.7	613.4
Accrued expenses	Notes 10,11	440.4	324.3
Other current liabilities		112.6	134.6
Income tax payable	Note 4	50.2	38.4

Total current liabilities		1,693.5	1,380.7

Long-term debt	Note 12	820.7	1,401.1
Pension liability	Note 18	109.2	111.0
Other non-current liabilities	Note 18	126.2	139.0

Total non-current liabilities		1,056.1	1,651.1

Commitments and contingencies	Notes 16,17
Common stock1)		102.8	102.8
Additional paid-in capital		1,559.0	1,954.3
Retained earnings		1,412.8	1,402.8
Accumulated other comprehensive income		74.3	54.3
Treasury stock (17.7 and 32.5 shares)		(760.7)	(1,397.7)

Total parent shareholders’ equity		2,388.2	2,116.5

Non-controlling interests		47.8	57.3

Total equity	Note 13	2,436.0	2,173.8

Total liabilities and shareholders’ equity		$5,185.6	$5,205.6

1)	Number of shares: 350 million authorized, 102.8 million issued for both years, and 85.1 and 70.3 million outstanding for 2009 and 2008, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(Dollars in millions)		2009	2008	2007
Operating activities
Net income		$12.6	$172.4	$295.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		314.3	346.9	320.8
Deferred income taxes		(62.5)	(12.2)	(1.0)
Undistributed earnings from affiliated companies		(3.3)	(3.6)	(6.6)
Net change in:
Receivables and other assets		(175.0)	352.9	110.8
Inventories gross		134.2	(66.1)	11.9
Accounts payable and accrued expenses		235.1	(206.4)	36.7
Income taxes		12.9	(7.1)	9.7
Other, net		24.3	36.8	2.6

Net cash provided by operating activities		492.6	613.6	780.8

Investing activities
Expenditures for property, plant and equipment		(139.7)	(293.4)	(323.6)
Expenditures for intangible assets		—	(0.6)	(2.3)
Proceeds from sale of property, plant and equipment		9.3	14.9	11.7
Acquisition of businesses, net of cash acquired	Note 14	(36.3)	(42.5)	(34.1)
Dividends from affiliated companies		9.2	2.2	1.1
Other		0.2	(1.6)	2.6

Net cash used in investing activities		(157.3)	(321.0)	(344.6)

Financing activities
Net increase (decrease) in short-term debt		17.1	(22.5)	(33.8)
Issuance of long-term debt		595.4	737.4	648.4
Repayments and other changes in long-term debt		(1,203.8)	(322.5)	(498.9)
Non-controlling interests’ share of dividends paid		(3.1)	(3.3)	(1.2)
Acquisition of subsidiary shares from non-controlling interest		(4.6)	(6.8)	(86.5)
Dividends paid		(14.8)	(115.2)	(120.6)
Shares repurchased		—	(173.5)	(380.0)
Common stock and purchase contract issue, net		236.9	—	—
Common stock options exercised	Note 15	0.8	4.9	11.4

Net cash (used in) provided by financing activities		(376.1)	98.5	(461.2)
Effect of exchange rate changes on cash and cash equivalents		24.9	(56.3)	10.7

(Decrease) increase in cash and cash equivalents		(15.9)	334.8	(14.3)

Cash and cash equivalents at beginning of year		488.6	153.8	168.1

Cash and cash equivalents at end of year		$472.7	$488.6	$153.8

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

(Dollars and shares in millions)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other com- prehensive income (loss)	Treasury stock	Non- controlling interests	Total1) equity
Balance at December 31, 2006	102.8	$102.8	$1,954.3	$1,161.4	$57.9	$(873.5)	$85.1	$2,488.0

Comprehensive Income:
Net income				287.9			8.0	295.9
Net change in cash flow hedges					(0.2)			(0.2)
Foreign currency translation					108.1		5.1	113.2
Pension liability					21.7			21.7
Total Comprehensive Income								430.6
Cumulative effect of the adoption of change in accounting for uncertain tax positions				9.7				9.7
Common stock incentives2)						18.7		18.7
Cash dividends declared				(119.7)				(119.7)
Dividends paid to non-controlling interests on subsidiary shares							(3.0)	(3.0)
Repurchased treasury shares						(380.0)		(380.0)
Purchase of subsidiary shares from non-controlling interests							(44.8)	(44.8)
Investment in subsidiary by non-controlling interests							1.8	1.8

Balance at December 31, 2007	102.8	$102.8	$1,954.3	$1,339.3	$187.5	$(1,234.8)	$52.2	$2,401.3

Comprehensive Income:
Net income				164.7			7.7	172.4
Net change in cash flow hedges					0.0			0.0
Foreign currency translation					(100.7)		0.6	(100.1)
Pension liability					(32.5)			(32.5)
Total Comprehensive Income								39.8
Common stock incentives2)						10.6		10.6
Cash dividends declared				(101.2)				(101.2)
Dividends paid to non-controlling interests on subsidiary shares							(3.5)	(3.5)
Repurchased treasury shares						(173.5)		(173.5)
Investment in subsidiary by non-controlling interests							0.3	0.3

Balance at December 31, 2008	102.8	$102.8	$1,954.3	$1,402.8	$54.3	$(1,397.7)	$57.3	$2,173.8

Comprehensive Income:
Net income				10.0			2.6	12.6
Net change in cash flow hedges					(0.3)			(0.3)
Foreign currency translation					18.0		0.6	18.6
Pension liability					2.3			2.3
Total Comprehensive Income								33.2
Common stock incentives2)						6.3		6.3
Dividends paid to non-controlling interests on subsidiary shares							(3.1)	(3.1)
Common stock issue, net of fees			(409.5)			630.7		221.2
Fair value purchase contract, net of fees			15.7					15.7
Purchase of subsidiary shares from non-controlling interests			(1.5)				(9.6)	(11.1)

Balance at December 31, 2009	102.8	$102.8	$1,559.0	$1,412.8	$74.3	$(760.7)	$47.8	$2,436.0

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

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported using the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Business Combinations

Transactions in which the Company obtains control of a business are from January 1, 2009 accounted for according to the acquisition method as described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. The assets acquired and liabilities assumed are recognized and measured at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquired entity or how the acquisition was achieved. Acquisition related costs in connection with a business combination are expensed as incurred. Contingent considerations are recognized and measured at fair value at the acquisition date and classified as either liabilities or equity based on appropriate GAAP. Prior to January 1, 2009, the purchase price of an acquired entity was allocated based on requirements of FASB Statement No.141, Business Combinations. The allocated acquisition costs in these business combinations included direct and indirect acquisition related costs.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment to customers and transfer of title and risk of loss under standard commercial terms (typically F.O.B. shipping point). In those limited instances where other terms are negotiated and agreed, revenue is recorded when title and risk of loss are transferred to the customer.

Accruals are made for retroactive price adjustments when probable and able to be reasonably estimated.

Net sales include the sales value exclusive of added tax.

Cost of Sales

Shipping and handling costs are included in Cost of sales in the Consolidated Statements of Income. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that costs may exceed selling prices, resulting in losses. Losses on long-term supply contracts are recognized when estimable.

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

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the specific criteria for capitalization of customer-funded tooling are met or the criteria for capitalization as Property, Plant & Equipment (P,P&E) for tools owned by the Company are fulfilled. Depreciation on the Company’s own tooling is recognized in the Consolidated Statements of Income as Cost of sales.

Stock Based Compensation

The compensation costs for all of the Company’s stock-based compensation awards are determined based on the fair value method as defined in ASC 718, Compensation - Stock Compensation. The Company records the compensation expense for Restricted Stock Units (RSUs) and stock options over the vesting period.

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

Earnings per Share

The Company calculates basic earnings per share (EPS) by dividing net income attributable to controlling interest by the weighted-average number of common shares outstanding for the period (net of treasury shares). When it would not be antidilutive (such as during periods of net loss), the diluted EPS also reflects the potential dilution that could occur if common stock were issued for awards under the Stock Incentive Plan and for common stock issued upon conversion of the equity units.

For the year ended December 31, 2009, 2.6 million shares were included in the dilutive weighted average share amount related to the equity units. The potential number of shares which will be converted in the future related to the equity units varies between 8.6 million, if the Autoliv share price is $19.20 or higher, and 10.3 million, if the price is $16.00 or less. In addition 1.9 million common shares, related to the Company’s Stock Incentive Program, could potentially be dilutive in the future.

Cash Equivalents

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables

The Company has guidelines for calculating the allowance for bad debts. In determining the amount of a bad debt allowance, management uses its judgment to consider factors such as the age of the receivables, the Company’s prior experience with the debtor, the experience of other enterprises in the same industry, the debtor’s ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the allowance.

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

All derivatives are recognized in the consolidated financial statements at fair value. Certain derivatives are designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non hedge accounting treatment creates the same accounting result or that the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Income along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income, (OCI), and reclassified into the Consolidated Statements of Income when the hedge transaction effects net earnings. There were no material reclassifications from OCI to the Consolidated Statements of Income in 2009 and, likewise, no material reclassifications are expected in 2010. Any ineffectiveness has been immaterial.

For further details on the Company’s financial instruments, see Note 3.

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

Property, Plant and Equipment

Property, Plant and Equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets’ estimated useful lives. Depreciation on capital leases is recognized in the Consolidated Statements of Income over the shorter of the assets’ expected life or the lease contract terms. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the fair value of consideration transferred over the fair value of net assets of businesses acquired. Goodwill is not amortized, but is subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology and contractual relationships, are amortized over their useful lives which range from 3 to 25 years.

Impairment of Goodwill and Long-lived Assets

As of December 31, 2009 and 2008, the Company had recorded goodwill of approximately $1.6 billion of which approximately all is associated with the reporting unit Airbag & Seatbelt Systems. Approximately $1.2 billion is goodwill associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The impairment testing of goodwill is based on three different reporting units: 1) Airbag & Seatbelt Systems, 2) Active Safety Electronics and 3) Seat Sub-Systems.

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

There were no impairments of goodwill in 2007 through 2009.

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

Warranties and Recalls

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the defective part.

Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

Restructuring provisions

The Company defines restructuring expense to include costs directly associated with exit or disposal activities.

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

The amount recognized as a defined benefit liability is the net total of projected benefit obligation (PBO) minus the fair value of plan assets (if any) (see Note 18). The plan assets are measured at fair value. The input to the fair value measurement of the plan assets is mainly quoted prices in active markets for identical assets.

Translation of Non-U.S. Subsidiaries

The balance sheets of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars using year-end rates of exchange.

The statement of operations of these subsidiaries is translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders’ equity.

Receivables and Liabilities in Non-Functional Currencies

Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in the Consolidated Statements of Income amounted to $(16.1) million in 2009, $7.4 million in 2008 and $(9.9) million in 2007, and are recorded in operating income if they relate to operational receivables and liabilities or recorded in other financial items, net if they relate to financial receivables and liabilities.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Statement No.168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, primarily codified into Topic 105, Generally Accepted Accounting Principles, in the ASC. This standard will become the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of consolidated financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This guidance is effective for consolidated financial statements issued for interim and annual periods ending after September 15, 2009 and has been adopted by the Company.

In September 2006, the FASB issued Statement No.157, Fair Value Measurements, primarily codified into Topic 820, Fair Value Measurements and Disclosures, in the ASC. This standard establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS-157-2, Effective Date of FASB Statement No. 157, which deferred the effective date of this statement for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted on a prospective basis this guidance for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009. The application of this guidance for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position for the periods presented.

In December 2007, the FASB issued Statement No.141 (revised 2007), Business Combinations, primarily codified into Topic 805, Business Combinations, in the ASC. This standard replaces FASB Statement No. 141 and requires the acquisition method to be applied to all transactions and other events in which an entity obtains control over one or more other businesses, requires the acquirer to recognize the fair value of all assets and liabilities acquired, even if less than one hundred percent ownership is acquired, and establishes the acquisition date fair value as measurement date for all assets acquired and liabilities assumed. This guidance is effective prospectively for any acquisitions made after fiscal years beginning after December 15, 2008, and therefore all company acquisitions in 2009 have applied this guidance.

In December 2007, the FASB issued Statement No.160, Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No.51, primarily codified into Topic 810, Consolidation, in the ASC. This guidance establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the Consolidated Financial Statements. This guidance is effective for fiscal years beginning after December 15, 2008, however for all prior periods presented certain amounts have been reclassified to conform to the presentation and reporting requirements of this guidance. In the accompanying Consolidated Statements of Shareholders’ Equity at December 31, 2008, 2007 and 2006, $57 million, $52 million and $85 million of noncontrolling interests were reclassified into equity, respectively. In the accompanying Consolidated Statements of Income for the years ended December 31, 2008 and 2007, $7.7 million and $8.0 million, respectively, of net income attributable to noncontrolling interests were reclassified from minority interests in subsidiaries.

In March 2008, the FASB issued Statement No.161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, primarily codified into Topic 815, Derivatives and Hedging, in the ASC. This guidance includes a requirement for enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This guidance is effective prospectively for fiscal years beginning after November 15, 2008. The application of this guidance expanded the required disclosures in regards to the Company’s derivative and hedging activities.

In December 2008, the FASB issued the Final Staff Position No.132 (R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, which amends FASB Statement No.132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, primarily codified into Topic 715, Compensation - Retirement Benefits, in the ASC. This staff position provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is effective prospectively for fiscal years ending after December 15, 2009. The application of this guidance has expanded the Company’s disclosures regarding pension plan assets.

In June 2009, the FASB issued Statement No.165, Subsequent Events, primarily codified into Topic 855, Subsequent Events, in the ASC that modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the consolidated financial statements are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. the date the consolidated financial statements were issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively.

In June 2009, the FASB issued Statement No.167, Amendments to FASB Interpretation No.46(R), not yet codified into the ASC. This guidance requires that the assessment of whether an entity has a controlling financial interest in a variable interest entity (VIE) must be performed on an ongoing basis. This guidance also requires that the assessment to determine if an entity has a controlling financial interest in a VIE must be qualitative in nature, and eliminates the quantitative assessment required in FIN 46(R). This guidance is effective for fiscal years beginning after November 15, 2009. The Company is currently assessing the effects of this guidance, but the Company does not expect this guidance to have a significant impact on its Consolidated Financial Statements.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 09-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a Consensus of the FASB Emerging Issues Task Force, which amends Topic 605. ASU No. 09-13 establishes a selling price hierarchy, whereby vendor-specific objective evidence (VSOE), if available, should be utilized. If VSOE is not available, then third party evidence should be utilized; if third party evidence is not available, then an entity should use the estimated selling price for the good or service. ASU No. 09-13 eliminates the residual method and requires allocation at the inception of the contractual arrangement. ASU No. 09-13 also requires additional disclosures surrounding multiple deliverable revenue arrangements. ASU No. 09-13 is effective, on a prospective basis, for revenue arrangements entered into after June 15, 2010, with early adoption permitted. The Company is currently assessing the effects of ASU No. 09-13, and has not yet determined the associated impact on the Company’s Consolidated Financial Statements.

Reclassifications

Certain prior-year amounts have been reclassified to conform to current year presentation.

2 Acquisitions

Business acquisitions generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

In December, 2009, Autoliv acquired certain assets from Delphi in North America and Europe for the production of airbags, steering wheels and seatbelts. The purchase price in connection with these acquisitions were $34 million and these acquisitions did not result in any goodwill according to the preliminary purchase price allocation.

As of March 1, 2009, Autoliv acquired the remaining 30% of the shares in Nanjing Hongguang Autoliv Vehicle Safety Co., Ltd for $11 million.

As of September 26, 2008, Autoliv acquired the automotive radar sensors business of Tyco Electronics Ltd. This radar sensor business was a “carve-out” of the Radio Frequency and Subsystems business unit within Tyco Electronics. The purchase price and goodwill in connection with this acquisition were $42 million and $21 million, respectively.

As of December 3, 2007, Autoliv acquired the remaining 41% of the shares in Autoliv Changchun Maw Hung Safety Systems, a consolidated entity that now is a wholly-owned subsidiary. The purchase price in connection with this acquisition was $14 million and the transaction did not result in any goodwill.

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

3 Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis

The Company records derivatives at fair value. Any gains and losses on derivatives recorded at fair value are reflected in the Consolidated Statements of Income with the exception of cash flow hedges where an immaterial portion of the fair value is reflected in other comprehensive income in the Consolidated Balance Sheet. The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Under existing GAAP, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad hierarchy levels are as follows:

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

The following table summarizes the valuation of the Company’s derivatives by the above pricing observability levels:

Description	Total carrying amount in Consolidated Balance Sheet December 31, 2009	Fair value measurements at December 31, 2009 using:
		Level 1	Level 2	Level 3
Assets
Derivatives	$17.3	—	$17.3	—
Total Assets	$17.3	—	$17.3	—

Liabilities
Derivatives	$13.1	—	$13.1	—
Total Liabilities	$13.1	—	$13.1	—

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short term maturity of these instruments. The fair value of long-term debt is determined from quoted market prices as provided in the secondary market which was estimated using a discounted cash flow method based on the Company’s current borrowing rates for similar types of financing without a quoted market price. The fair value of derivatives is estimated using a discounted cash flow method based on quoted market prices.

The fair value and carrying value of debt is summarized in the table below. For further details on the Company’s debt, see Note 12.

Fair value of debt, December 31

Long-term debt	2009 Carrying value1)	2009 Fair value	2008 Carrying value1)	2008 Fair value
Commercial paper (reclassified)	$117.6	$117.6	$255.6	$255.6
Revolving credit facilities	—	—	629.0	632.6
U.S. Private placement	406.5	413.0	415.4	311.1
Medium-term notes	124.8	131.8	86.3	83.8
Notes2)	146.4	181.5	—	—
Other long-term debt	25.4	25.5	14.8	14.6
Total	$820.7	$869.4	$1,401.1	$1,297.7

Short-term debt
Overdrafts and other short-term debt	$54.1	$54.1	$125.5	$125.5
Short-term portion of long-term debt3)	264.5	264.5	144.5	144.5
Total	$318.6	$318.6	$270.0	$270.0

1)	Debt as reported in balance sheet.
2)	Issued as a part of the equity unit offering (for further information see note 13)
3)	Whereof $209.6 million relate to revolving credit facilities

The tables below present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair value measurements at December 31, 2009

Description	Nominal volume	Derivative asset	Derivative liability	Balance Sheet location
Derivatives designated as hedging instruments
Cross currency interest rate swaps, less than 1 year (cash flow hedge)	$52.5	$2.3	$4.5	Other current assets/ liabilities
Interest rate swaps, less than 10 years (fair value hedge)	60.0	6.5	—	Other non current asset
Total derivatives designated as hedging instruments	$112.5	$8.8	$4.5
Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$20.3	$0.5	$—	Other current assets
Cross currency interest rate swaps, less than 2 years	40.3	1.1	—	Other non-current assets
Foreign exchange swaps, less than 6 months	1,379.3	6.9	8.6	Other current assets/ liabilities
Total derivatives not designated as hedging instruments	$1,439.9	$8.5	$8.6
Total derivatives	$1,552.4	$17.3	$13.1

Amount gain (loss) recognized in the Consolidated Statement of Income

January-December 2009

	Nominal volume	Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense
Derivatives designated as hedging instruments
Cross currency interest rate swaps, less than 1 year (cash flow hedge)	$52.5	$1.6	$—	$—	$(0.3)	$—
Interest rate swaps, less than 10 years (fair value hedge)	60.0	—	(8.9)	—	—	—
Total derivatives designated as hedging instruments	$112.5

The hedged item related to the fair value hedge consists of a $60 million debt note which matures in 2019. The fair value change related to this note of $8.9 million has decreased interest expense during 2009 and thus fully off-sets the $(8.9) million fair value change related to the hedging instrument disclosed in the table above.

Amount gain (loss) recognized in the Consolidated Statement of Income

January-December 2009

Description	Nominal volume	Other financial items, net	Interest expense	Interest income
Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$20.3	$1.5	$—	$0.1
Cross currency interest rate swaps, less than 2 years	40.3	2.9	—	0.2
Foreign exchange swaps	1,379.3	20.2	0.2
Total derivatives not designated as hedging instruments	$1,439.9

All amounts recognized in the Consolidated Statements of Income related to derivatives, not designated as hedging instruments, relate to economic hedges and thus have been materially off-set by an opposite statements of income effect of the related financial liabilities or financial assets.

Assets and liabilities measured at fair value on a non-recurring basis

During 2009, in connection with restructuring activities in North America, Europe and Asia, the Company has recorded impairment charges on certain of its long-lived assets, mainly machinery and equipment (for further information, see Note 10 Restructuring and Other liabilities below). The impairment charges have reduced the carrying value of the assets to their fair value, as summarized in the table below.

Fair value measurements using

Description	Fair value December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
Long-lived assets held for use /sale	$0.0	$—	$—	$0.0	$(5.3)
Total losses	$0.0	$—	$—	$0.0	$(5.3)

Machinery and equipment with a carrying amount of $5.3 million was written down to its fair value of $0.0 million, resulting in an impairment charge of $5.3 million, which was included in the Consolidated Statements of Income for the year ended December 31, 2009. There will be no future identifiable cash flows related to this group of impaired assets.

4 Income Taxes

(Loss) income before income taxes	2009	2008	2007
U.S.	$(30.1)	$29.2	$72.6
Non-U.S.	35.6	219.5	373.6
Total	$5.5	$248.7	$446.2

Provision for income taxes	2009	2008	2007
Current
U.S. federal	$6.0	$16.8	$20.0
Non-U.S.	47.8	69.7	129.7
U.S. state and local	1.5	2.1	1.6
Deferred
U.S. federal	0.1	1.2	2.1
Non-U.S.	(62.5)	(13.6)	(3.1)
U.S. state and local	0.0	0.1	0.0
Total income tax (benefit) expense	$(7.1)	$76.3	$150.3

Effective income tax rate	2009	2008	2007
U.S. federal income tax rate	35.0%	35.0%	35.0%
Net operating loss carry-forwards	(70.9)	(0.8)	0.0
Non-utilized operating losses	172.7	5.2	3.2
Foreign tax rate variances	(388.3)	(4.3)	(4.2)
State taxes, net of federal benefit	41.8	0.8	0.5
Earnings of equity investments	(21.8)	(0.5)	(0.5)
Tax credits	(398.2)	(10.7)	(4.3)
Changes in tax reserves	32.7	(0.4)	1.9
Accrual to return adjustments	(29.1)	0.9	(1.2)
Cost of double taxation	281.8	3.4	0.4
Withholding Taxes	200.0	0.8	0.6
Other, net	15.2	1.3	2.3
Effective income tax rate	(129.1)%	30.7%	33.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2009, the Company had net operating loss carry-forwards (NOL’s) of approximately $248 million, of which approximately $139 million have no expiration date. The remaining losses expire on various dates through 2023. The Company also has $24.4 million of U.S. Foreign Tax Credit carryforwards, which expire on various dates through 2019.

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

The Company benefits from “tax holidays” in certain of its subsidiaries, principally in China and Korea. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the establishment of an eligible company. These tax holidays have resulted in income tax savings of approximately $12 million ($0.14 per share) in 2009, $5 million ($0.07 per share) in 2008 and $12 million ($0.15 per share) in 2007. These special holiday rates are expected to be available for at least three more years, but have begun to be phased out at some subsidiaries.

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

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2003. With few exceptions, the Company is also no longer subject to income tax examination by U.S. state or local tax authorities for tax years prior to 2003. In addition, with few exceptions, the Company is no longer subject to income tax examinations by non-U.S. tax authorities for years before 2003. The Internal Revenue Service (IRS) began an examination of the Company’s 2003-2005 U.S. income tax returns in the second quarter of 2006. On March 31, 2009, the IRS field examination team issued an examination report in which the examination team proposed changes to increase U.S. taxable income by approximately $294.4 million due to alleged incorrect transfer pricing in transactions between a U.S. subsidiary and other subsidiaries during the period 2003 through 2005. The Company believes, after consultation with its tax counsel, that the examination team’s proposed adjustments are based on errors in fact and law. Accordingly, on April 30, 2009, the Company filed a protest in response to the examination report. The Company expects that, after the conclusion of the applicable administrative procedures and review within the IRS, including the mutual agreement procedure of income tax treaties to which the U.S. is a party, and/or a judicial determination of the facts and applicable law, any adjustment with respect to the transfer pricing in these transactions will not produce a material increase to the Company’s consolidated income tax liability. The Company is not able to estimate when these administrative procedures and review within the IRS will be completed. In addition, the IRS began an examination of the Company’s 2006-2008 U.S. income tax returns in the third quarter 2009. In addition, the Company is undergoing tax audits in several non-U.S. jurisdictions covering multiple years. As of December 31, 2009, as a result of those tax examinations, the Company is not aware of any material proposed income tax adjustments. The Company expects the completion of certain tax audits in the near term. It is reasonably possible that the amount of unrecognized benefits with respect to certain of the unrecognized tax positions could significantly increase or decrease in some future period or periods. However, at this time, an estimate of the range of the reasonably possible outcomes is not possible.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of January 1, 2009, the Company had recorded $43.1 million for unrecognized tax benefits related to prior years, including $9.0 million of accrued interest and penalties. During 2009, the Company recorded a net increase of $3.0 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years and recorded an increase of $0.6 million for interest and penalties related to unrecognized tax benefits of prior years. The Company had $9.6 million accrued for the payment of interest and penalties as of December 31, 2009. Of the total unrecognized tax benefits of $46.7 million recorded at December 31, 2009, $28.6 million is classified as current tax payable and $18.1 million is classified as non-current tax payable on the Consolidated Balance Sheet. Substantially all of these reserves would impact the effective tax rate if released into income.

Tabular presentation of tax benefits unrecognized	2009	2008	2007
Unrecognized tax benefits at beginning of year	$34.1	$38.7	$34.3
Gross amounts of increases and decreases:
Increases as a result of tax positions taken during a prior period	0.0	1.7	5.9
Decreases as a result of tax positions taken during a prior period	(0.5)	(0.5)	(4.7)
Increases as a result of tax positions taken during the current period	8.1	2.8	1.5
Decreases as a result of tax positions taken during the current period	0.0	0.0	0.0
Decreases relating to settlements with taxing authorities	(0.0)	(0.8)	0.0
Decreases resulting from the lapse of the applicable statute of limitations	(5.6)	(6.4)	0.0
Translation Difference	1.0	(1.4)	1.7
Total unrecognized tax benefits at end of year	$37.1	$34.1	$38.7

Deferred taxes December 31	2009	2008
Assets
Provisions	$81.2	$67.2
Costs capitalized for tax	5.2	2.3
Property, plant and equipment	46.4	40.7
Retirement Plans	51.3	50.1
Tax receivables, principally NOL’s	101.9	47.7
Other	—	0.2
Deferred tax assets before allowances	$286.0	$208.2
Valuation allowances	(54.2)	(37.6)
Total	$231.8	$170.6

Liabilities
Acquired intangibles	$(41.5)	$(40.5)
Statutory tax allowances	(2.0)	(1.8)
Insurance deposit	(9.1)	(9.4)
Distribution taxes	(9.5)	(9.4)
Other	(0.7)	(2.0)
Total	$(62.8)	$(63.1)
Net deferred tax asset	$169.0	$107.5

Valuation allowances against deferred tax assets December 31	2009	2008	2007
Allowances at beginning of year	$37.6	$30.8	$25.4
Benefits reserved current year	15.3	6.6	9.8
Benefits recognized current year	(3.7)	(1.2)	(2.8)
Write-offs and other changes	2.7	4.7	(3.8)
Translation difference	2.3	(3.3)	2.2
Allowances at end of year	$54.2	$37.6	$30.8

U.S. federal income taxes have not been provided on $1.9 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes upon distribution to intermediate holding companies. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $1.9 billion of earnings were to be distributed to the U.S.

5 Receivables

December 31	2009	2008	2007
Receivables	$1,061.8	$848.4	$1,241.6
Allowance at beginning of year	(9.9)	(10.9)	(15.4)
Reversal of allowance	5.2	3.8	6.8
Addition to allowance	(7.2)	(9.5)	(4.8)
Write-off against allowance	3.5	5.5	3.4
Translation difference	(0.3)	1.2	(0.9)
Allowance at end of year	(8.7)	(9.9)	(10.9)
Total receivables, net of allowance	$1,053.1	$838.5	$1,230.7

Autoliv has sold receivables, related to selected customers with high credit worthiness, to various financial institutions without recourse. At December 31, 2009 and 2008, receivables would have been higher by $74 million and $104 million, respectively, if these agreements had not been entered into. Discount costs were recorded in Other financial items, net and amounted to $0.7 million for 2009, and $4 million for 2008.

6 Inventories

December 31	2009	2008	2007
Raw material	$243.2	$272.5	$250.4
Finished products	125.3	148.5	136.3
Work in progress	205.3	252.1	244.0
Inventories	$573.8	$673.1	$630.7

Inventory reserve at beginning of year	$(80.7)	$(69.4)	$(48.7)
Reversal of reserve	6.9	4.9	6.7
Addition to reserve	(17.9)	(25.4)	(29.5)
Write-off against reserve	8.8	7.9	6.0
Translation difference	(1.9)	1.3	(3.9)
Inventory reserve at end of year	(84.8)	(80.7)	(69.4)
Total inventories, net of reserve	$489.0	$592.4	$561.3

7 Investments and Other Non-current Assets

As of December 31, 2009 and 2008, the Company had invested in five affiliated companies which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method, which means that a proportional share of the affiliated company’s net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Income, the proportional share of the affiliated company’s net income (loss) is reported as “Equity in earnings of affiliates”. The Company is applying deposit accounting for an insurance arrangement. For additional information on derivatives see Note 3.

December 31	2009	2008
Total investments in affiliated companies	$25.3	$30.4
Deferred income tax receivables	155.9	113.9
Derivative assets	7.6	19.0
Long-term interest bearing deposit (insurance arrangement)	27.6	27.3
Other non-current assets	19.1	25.3
Investments and other non-current assets	$235.5	$215.9

The most significant investments in affiliated companies and the respective percentage of ownership are:

Country	Ownership %	Company name
France	49%	EAK SA Composants pour L’Industrie Automobile
France	49%	EAK SNC Composants pour L’Industrie Automobile
Malaysia	49%	Autoliv-Hirotako Safety Sdn Bhd (parent and subsidiaries)
China	45%	Shanghai-VOA Webbing Belt Co. Ltd.
China	30%	Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd.

8 Property, Plant and Equipment

December 31	2009	2008	Estimated life
Land and land improvements	$97.9	$94.1	n/a to 15
Machinery and equipment	2,720.6	2,580.6	3-8
Buildings	689.7	650.6	20-40
Construction in progress	73.1	150.1	n/a
Property, plant and equipment	$3,581.3	$3,475.4
Less accumulated depreciation	(2,539.5)	(2,317.2)
Net of depreciation	$1,041.8	$1,158.2

Depreciation included in	2009	2008	2007
Cost of sales	$252.4	$276.6	$258.4
Selling, general and administrative expenses	15.4	20.2	16.3
Research, development and engineering expenses	23.4	26.5	25.8
Total	$291.2	$323.3	$300.5

Total fixed asset impairments in 2009 were $5.3 million, of which all is associated with restructuring activities. Total impairments recognized in 2008 were $12 million, of which $8 million is associated with restructuring activities. No significant impairments were recognized during 2007.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2009 and 2008, amounted to $1.2 million and $0.4 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2009 and 2008, amounted to $5.1 and $4.7 million, respectively.

9 Goodwill and Intangible Assets

Unamortized intangibles	2009	2008
Goodwill
Carrying amount at beginning of year	$1,607.8	$1,613.4
Goodwill acquired during year	—	17.5
Translation differences	6.6	(23.1)
Carrying amount at end of year	$1,614.4	$1,607.8

Amortized intangibles	2009	2008
Gross carrying amount	$367.0	$364.4
Accumulated amortization	(252.7)	(227.0)
Carrying value	$114.3	$137.4

No significant impairments were recognized during 2009, 2008 or 2007.

At December 31, 2009, goodwill assets include $1.2 billion associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

The increase in the intangible assets gross carrying amount is due to currency effects. The aggregate amortization expense on intangible assets was $ 23.1 million in 2009, $23.6 million in 2008 and $20.3 million in 2007. The estimated amortization expense is as follows (in millions): 2010: $16.6; 2011: $12.4; 2012: $10.5; 2013 $9.7 and 2014: $9.6.

10 Restructuring and Other Liabilities

Restructuring

Restructuring provisions are made on a case by case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2006 to December 31, 2009.

2009

In 2009, the employee-related restructuring provisions, made on a case by case basis, relate mainly to headcount reductions throughout North America, South America, Europe, Japan and Australia. Reversals in 2009 mainly relate to 2008 restructuring reserves in North America and Europe and were due to customer program cancellations which were not as severe as originally communicated and final settlement of employee-related amounts were less than initial restructuring plan estimates. The cash payments mainly relate to high-cost countries in North America and Europe and in Japan. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of Income. Impairment charges mainly relate to machinery and equipment impaired in connection with restructuring activities in North America. The fixed asset impairments have been charged against Cost of sales in the Consolidated Statements of Income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2008 to December 31, 2009.

	December 31 2008	Provision/ Charge	Provision/ Reversal	Cash payments	Non- cash	Translation difference	December 31 2009
Restructuring employee-related	$55.3	$133.6	$(5.7)	$(85.1)	$—	$2.0	$100.1
Fixed asset impairment	—	5.3	—	—	(5.3)	—	—
Other	0.4	—	—	(0.2)	—	—	0.2
Total reserve	$55.7	$138.9	$(5.7)	$(85.3)	$(5.3)	$2.0	$100.3

Action Program

The action program initiated in July 2008 (the Action Program) was finalized as of December 31, 2008 and the remaining reserves at the end of 2008 have substantially been paid during 2009. The Company has not initiated additional restructuring activities under this comprehensive program. From January 2009 and onwards new provisions for restructuring activities have been made on a case by case basis.

The table above includes the cash payments and remaining reserves associated with the Action Program initiated in July 2008 and such payments and remaining reserve are also separately disclosed in the table below.

	December 31 2008	Provision/ Charge	Provision/ Reversal	Cash payments	Non- cash	Translation difference	December 31 2009
Restructuring employee-related	$46.4	$—	$(3.8)	$(35.4)	$—	$0.1	$7.3
Other	0.2	—	—	(0.2)	—	—	—
Total reserve	$46.6	$—	$(3.8)	$(35.6)	$—	$0.1	$7.3

2008

In 2008, the employee-related restructuring provisions relate mainly to headcount reductions throughout North America and Europe and are primarily associated with the Action Program referred to below. The cash payments mainly relate to high-cost countries in North America and Europe. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of Income. Impairment charges mainly relate to machinery and equipment impaired in connection with the Action Program activities in North America and Europe. The fixed asset impairments have been charged against Cost of sales in the Consolidated Statements of Income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2007 to December 31, 2008.

	December 31 2007	Provision/ Charge	Acquisitions	Cash payments	Non- cash	Translation difference	December 31 2008
Restructuring employee-related	$16.8	$71.6	$1.1	$(31.3)	$—	$(2.9)	$55.3
Fixed asset impairment	—	8.0	—	—	(8.0)	—	—
Other	—	0.4	—	—	—	—	0.4
Total reserve	$16.8	$80.0	$1.1	$(31.3)	$(8.0)	$(2.9)	$55.7

Action Program

In July 2008, the Company announced that it was developing the Action Program to mitigate the effects of both accelerating production cuts by customers and accelerating costs for raw materials. The main items in the program are adjustment of manufacturing capacity, including plant closures, due to lower expected vehicle production, accelerated move of sourcing to low-cost countries, consolidation of supplier base and standardization of products and reductions in overhead costs, including consolidation of technical centers. The pre-tax cost for this program was estimated to be $75 million which approximates the actual costs incurred.

The previous table includes the activity and remaining reserves associated with the Action Program and are separately disclosed in table below.

	December 31 2007	Provision/ Charge	Cash payments	Non- cash	Translation difference	December 31 2008
Restructuring employee-related	$—	$65.8	$(16.9)	$—	$(2.5)	$46.4
Fixed asset impairment	—	8.0	—	(8.0)	—	—
Other	—	0.2	—	—	—	0.2
Total reserve	$—	$74.0	$(16.9)	$(8.0)	$(2.5)	$46.6

2007

In 2007, the employee-related restructuring provisions mainly relate to headcount reductions in high-cost countries throughout North America, Europe and in Australia. The cash payments mainly relate to payments in North America, Europe and Australia for plant consolidations. The changes in the reserves have been charged against Other income (expense), net in the Consolidated Statements of Income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2006 to December 31, 2007.

	December 31 2006	Provision	Cash Payments	Translation difference	December 31 2007
Restructuring employee-related	$6.4	$23.7	$(14.4)	$1.1	$16.8
Total reserve	$6.4	$23.7	$(14.4)	$1.1	$16.8

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

The increase in reserve in 2009 is mainly related to a recall. Cash payments have been made mainly for warranty related issues in connection with a variety of different products and customers.

The table below summarizes the change in the balance sheet position of the product-related liabilities.

December 31	2009	2008	2007
Reserve at beginning of the year	$16.7	18.8	$22.8
Change in reserve	23.5	9.0	5.2
Cash payments	(10.1)	(10.8)	(10.7)
Translation difference	0.5	(0.3)	1.5
Reserve at end of the year	$30.6	$16.7	$18.8

12 Debt and Credit Agreements

Interest expense decreased by 6% or $4.7 million to $68.2 million in 2009 primarily due to lower floating interest rates and lower gross debt partially offset by the interest expense for the equity units (see below and note 13 for more details). Interest income declined by 54% or $6.9 million during the same period also due to lower interest rates.

Interest expense/income and average interest on debt	2009	2008	2007
Interest expense	$68.2	$72.9	$62.5
Interest income	$5.9	$12.8	$9.0
Average interest rate on debt	4.6%	5.0%	5.0%

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

Short-Term Debt

Of short-term debt, $264 million represents the short-term portion of long-term loans and notes including DRD. This consists of two bilateral revolving loans in SEK and U.S. dollars of in total $210 million equivalent. The loans carry floating interest rates of currently up to 1.8%. The remainder is primarily two medium-term notes, one of which is a SEK 150 million floating-rate note. This note was swapped into $20 million carrying floating interest rates at LIBOR + 1.2%. The other is a 20 million Euro note ($29 million) which is principally swapped into fixed rate JPY at 1.4%. The remaining short-term portion of long-term loans of $5 million relates to local loans primarily in Japan.

The Company’s subsidiaries also have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2009, excluding commercial paper facilities as described below, amounted to $381 million, of which $54 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2009, was $327 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2009 and 2008 was 3.4% and 4.0%, respectively.

Long-Term Debt

In March 2009 Autoliv Inc. issued $165 million gross, of equity units, (see note 13 for more details), on which an interest coupon of 8% is paid until a repricing will occur sometime in the first three months of 2012. When issued, the equity units consisted of an aggregate of $140 million in senior notes and $25 million in purchase contracts. The notes were issued at a discount and will have a $165 million net carrying amount upon conversion on April 30, 2012. The December 31, 2009 net carrying amount of the notes is $146.4 million. The unamortized discount at year end is $18.6 million. The effective interest rate on the notes including cash coupon and amortization is 15% until repricing. In 2009, total interest cost for the equity units was $16 million. Upon settlement, the purchase contract component of equity units will convert into equity but the repriced senior notes are expected to remain outstanding until 2014.

Also in 2009 Autoliv AB, a wholly owned subsidiary of the Company, issued a 5-year note of SEK 600 million ($83 million) with a floating interest rate of STIBOR + 3.9%, while SEK 1 billion ($139 million) of medium-term notes matured. In addition, in December 2009, Autoliv AB received an 18-month irrevocable loan commitment from the European Investment Bank (EIB) of €225 million ($323 million) under which loans with an average maturity of 7.5 years and a final maturity up to 10 years are available. Loans under the commitment will carry interest rates of EIB’s cost of funds plus 1.8%. No loans are outstanding under this commitment at December 31, 2009.

In 2008, the Company issued a floating-rate medium-term note of SEK 300 million which matures in 2011. This note was swapped into $40 million carrying floating interest rates at LIBOR + 1.2%.

In 2007, Autoliv ASP Inc. a wholly owned subsidiary of the Company, issued $400 million of senior notes guaranteed by the Company in a private placement. The notes consist of four tranches of varying sizes, maturing 2012, 2014, 2017 and 2019, respectively, which all carried fixed interest rates between 5.6% and 6.2%. The Company entered into swap arrangements with respect to the proceeds of the notes offering, some of which were cancelled in 2008 resulting in a mark-to-market gain. This gain is amortized through interest expense over the life of the respective notes.

As of December 31, 2009, only one interest rate swap with nominal value of $60 million remains outstanding. Consequently, $340 million of the notes carry fixed interest rates varying between 4.6% and 5.8% when including amortization of the cancelled swaps, while $60 million carry floating interest rates at three-month LIBOR + 1.0%.

The Company has two commercial paper programs: one SEK 7 billion ($971 million equivalent) Swedish program, which at December 31, 2009, had notes of SEK 850 million outstanding ($118 million) at a weighted average interest rate including DRD of 1.0%, and one $1,000 million U.S. program, which at December 31, 2009 had no notes outstanding. All of the notes are classified as long-term debt because the Company has the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the revolving credit facility (RCF), which is available until November 2012. Both commercial paper programs have been negatively affected by higher margins, lower available volumes and shorter maturities in 2009 but the terms under both programs improved in the fall partly due to the positive rating actions from both Moody’s and Standard and Poor’s in November 2009. In early 2010, commercial papers have been issued in the Swedish program at STIBOR + 0.0% and in the U.S. program at LIBOR + 0.3%.

The current RCF of $1,100 million is syndicated among 14 banks and was not utilized at year-end. At year-end 2008 it was utilized by $500 million primarily for precautionary reasons because of the uncertainties in the financial markets at that time. The commitment supports the Company’s commercial paper borrowings as well as being available for general corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a commitment fee of 0.075% until November 2010 and 0.08% during the last two years for the unused amount of the RCF (given the rating of BBB from Standard & Poor’s at December 31, 2009). Borrowings are prepayable at any time and are due at expiration. The remaining other long-term debt, $25 million, consisted primarily of loans from Japanese Banks to Autoliv KK (a wholly owned subsidiary of the Company) which carry interest rates between 1.6-1.9% and mature between 2011 to 2014. The Company is not subject to any financial covenants, i.e. performance related restrictions in any of its long term borrowings.

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $75 million per bank. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing. In addition to this, deposits can be placed in U.S. and Swedish government paper as well as up to $300 million in certain AAA-rated money market funds. At year end, the Company had $ 170 million in money market funds and nil in government paper.

The table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

Debt Profile

Principal amount by expected maturity Weighted average interest rate	2010	2011	2012		2013	2014	Thereafter	Total long- term	Total
US private placement notes (incl. DRD1) ) (Weighted average interest rate 4.9%)2)	$—	$—	$110.0		$—	$125.0	$165.0	$400.0	$400.0
Revolving credit facilities (incl. DRD1) ) (Weighted average interest rate 1.6%)	209.6	—	—		—	—	—	—	209.6
Overdraft/Other short-term debt (Weighted average interest rate 3.4%)	54.1	—	—		—	—	—	—	54.1
Commercial paper (Weighted average interest rate 1.0%)2)	—	—	117.6		—	—	—	117.6	117.6
Notes issued as a part of Equity units (interest rate 15%)3,4)	—	—	146.4	5)	—	—	—	146.4	146.4
Medium-term notes (incl. DRD1) ) (Weighted average interest rate 2.8%)	52.7	40.4	—		—	83.2	—	123.6	176.3
Other long-term loans, incl. current portion6) (Weighted average interest rate 2.1%)	5.3	11.0	7.3		0.7	4.9	1.6	25.5	30.8
Total debt as cash flow, (incl. DRD1) )	$321.7	$51.4	$381.3		$0.7	$213.1	$166.6	$813.1	$1,134.8
DRD adjustment	(3.1)	1.1	—		—	—	6.5	7.6	4.5
Total debt as reported	$318.6	$52.5	$381.3		$0.7	$213.1	$173.1	$820.7	$1,139.3

1)	Debt Related Derivatives (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. 2) Interest rates will change as roll-overs occur prior to final maturity. 3) Part of equity units issued in March 2009. 4) The effective interest rate on the notes including cash coupon and amortization is 15% until repricing. 5) Repricing in 2012, final maturity in 2014. 6) Primarily loans from Japanese banks in JPY.

13 Shareholders’ Equity

The number of shares outstanding as of December 31, 2009 was 85,097,710.

Dividends	2009	2008	2007
Cash dividend paid per share	$0.21	$1.60	$1.54
Cash dividend declared per share	$—	$1.42	$1.56

Other comprehensive Income / Ending Balance	2009	2008	2007
Cumulative translation adjustments	$110.6	$92.6	$193.3
Net gain/loss of cash flow hedge derivatives	(0.2)	0.1	0.1
Net pension liability	(36.1)	(38.4)	(5.9)
Total (ending balance)	$74.3	$54.3	$187.5
Deferred taxes on cashflow hedge derivatives	$(0.0)	$(0.0)	$(0.0)
Deferred taxes on the pension liability	$20.8	$23.4	$1.8

The components of other comprehensive income are net of any related income tax effects.

Equity and Equity Units Offering

On March 30, 2009, the Company sold, in an underwritten registered public offering, approximately 14.7 million common shares from treasury stock and 6.6 million equity units (the Equity Units), listed on the NYSE as Corporate Units, for an aggregate stated amount and public offering price of $235 million and $165 million, respectively.

Each Equity Unit initially consists of (i) a forward purchase contract obligating the holder to purchase from the Company for a price in cash of $25, on the purchase contract settlement date of April 30, 2012, subject to early settlement in accordance with the terms of the Purchase Contract and Pledge Agreement, a certain number (at the Settlement Rate) of shares of common stock; and (ii) a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 principal amount of the Company’s 8% notes due 2014 (the Notes).

The Settlement Rate will be calculated as follows (The applicable market value is defined as the closing prices per share of the Company’s common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the settlement date):

•	If the applicable market value of the common stock is equal to or greater than $19.20 (the “threshold appreciation price”), then the Settlement Rate will be 1.3021 shares of common stock;

•

If the applicable market value of the common stock is less than the threshold appreciation price but greater than $16.00 (the “reference price”), then the Settlement Rate will be a number of shares of common stock equal to $25 divided by the applicable market value; and

•	If the applicable market value of the common stock is less than or equal to the reference price, then the Settlement Rate will be 1.5625 shares of common stock.

The Notes will be remarketed between January 12, 2012 and March 31, 2012 whereby the interest rate on the Notes will be reset and certain other terms of the Notes may be modified in order to generate sufficient remarketing proceeds to satisfy the Equity Unit holders’ obligations under the purchase contract. If the Notes are not successfully remarketed, then a put right of holders of the notes will be automatically exercised unless such holders (a) notify the Company of their intent to settle their obligations under the purchase contracts in cash, and (b) deliver $25 in cash per purchase contract, by the applicable dates specified by the purchase contracts. Following such exercise and settlement, the Equity Unit holders’ obligations to purchase shares of common stock under the purchase contracts will be satisfied in full, and the Company will deliver the shares of common stock to such holders.

The Company has allocated proceeds received upon issuance of the Equity Units based on relative fair values at the time of issuance. The fair value of the purchase contract at issuance was $3.75 and the fair value of the note was $21.25. The discount on the notes is amortized using the interest method. Accordingly, the difference between the stated rate (i.e. cash payments of interest) and the effective interest rate is credited to the value of the notes. Thus, at the end of the three years, the notes will be stated on the balance sheet at their face amount. The Company has allocated 1% of the 6% of underwriting commissions paid to the notes as deferred charges based on commissions paid for similar debt issuances, but including factors for current market conditions and the Company’s current credit rating. The deferred charges will be amortized over the life of the note (until remarketing day) using the interest method. The remaining underwriting commissions (5%) were allocated to the purchase contract and recorded as a reduction to paid-in capital (see Consolidated Statements of Shareholders’ Equity).

Share Repurchase Program

The Board of Directors approved an expansion of the Company’s existing Stock Repurchase Program and authorized the repurchase of an additional 7.5 million shares of Autoliv Inc. on November 8, 2007.

Shares	2009	2008	2007
Shares repurchased (shares in millions)	—	3.7	6.6
Cash paid for shares	n/a	$173.5	$380.0

In total, Autoliv has repurchased 34.3 million shares since May 2000 for cash of $1,473.2 million, including commissions. Of the total amount of repurchased shares, approximately 14.7 million shares have been utilized for the equity offering in 2009 and approximately 1.9 million shares have been utilized by the Stock Incentive Plan whereof 0.1 million was utilized during 2009. At December 31, 2009, approximately 17.7 million of the repurchased shares remain in treasury stock, of which 8.6-10.3 million shares will be used, on April 30, 2012, for the equity unit offering.

The maximum number of shares that may yet be purchased under the Stock Repurchase Program amounted to 3,188,045 shares at December 31, 2009.

14 Supplemental Cash Flow Information

The Company’s acquisitions of businesses, net of cash acquired were as follows:

	2009	2008	2007
Acquisitions/Divestitures:
Fair value of assets acquired excluding cash	$(47.1)	$(44.4)	$(44.7)
Liabilities assumed	10.8	1.9	10.6
Acquisition of businesses, net of cash acquired	$(36.3)	$(42.5)	$(34.1)

Payments for interest and income taxes were as follows:

	2009	2008	2007
Interest	$74	$58	$59
Income taxes	$31	$113	$104

15 Stock Incentive Plan

Under the amended and restated Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) adopted by the Shareholders, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units (RSUs). All stock options are granted for 10-year terms, have an exercise price equal to the fair market value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is generally from treasury shares. The Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2009, 4,539,528 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see below.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2006, 2005 and 2004 (vested in 2009, 2008 and 2007) was $4.8 million, $4.7 million and $4.0 million respectively. The aggregate intrinsic value for RSU’s outstanding at December 31, 2009 was $15.2 million.

The weighted average fair value of stock options granted during 2009, 2008 and 2007 was estimated at $3.93, $9.65 and $15.11 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2009	2008	2007
Risk-free interest rate	2.0%	3.0%	4.7%
Dividend yield	2.3%	2.8%	2.5%
Expected life in years	4.1	5.5	5.5
Expected volatility	34.0%	23.0%	26.8%

The Company used the historical exercise data for determining the expected life assumption. Expected volatility is based on historical volatility. In previous years the Company used the simplified method for determining the expected life assumption. This change in estimate did not have a material effect on the weighted average fair value of the stock options granted during 2009.

The total stock (RSUs and stock options) compensation cost recognized in the Consolidated Statements of Income for 2009, 2008 and 2007 was $6.2 million, $6.5 million and $8.7 million, respectively.

The total compensation cost related to nonvested awards not yet recognized is $4.0 million for RSUs and the weighted average period over which this cost is expected to be recognized is approximately two years. There is no significant compensation cost not yet recognized for stock options.

Information on the number of RSUs and stock options related to the Plan during the period 2007 to 2009 is as follows:

RSUs	2009	2008	2007
Outstanding at beginning of year	234,259	245,533	279,730
Granted	201,766	87,416	98,298
Shares issued	(70,364)	(79,062)	(124,194)
Cancelled/Forfeited/Expired	(14,002)	(19,628)	(8,301)
Outstanding at end of year	351,659	234,259	245,533

Stock options	Number of options	Weighted average exercise price
Outstanding at Dec 31, 2006	1,081,984	$37.10
Granted	281,075	58.91
Exercised	(200,097)	41.96
Cancelled/Forfeited/Expired	(17,050)	40.56
Outstanding at Dec 31, 2007	1,145,912	$41.55
Granted	262,200	51.52
Exercised	(128,375)	25.26
Cancelled/Forfeited/Expired	(65,760)	48.44
Outstanding at Dec 31, 2008	1,213,977	$45.05
Granted	605,300	16.31
Exercised	(36,085)	18.12
Cancelled/Forfeited/Expired	(196,574)	39.31
Outstanding at Dec 31, 2009	1,586,618	$35.41

Options exercisable
At December 31, 2007	876,762	$36.22
At December 31, 2008	955,852	$43.30
At December 31, 2009	1,003,818	$46.50

The following summarizes information about stock options outstanding and exercisable on December 31, 2009:

Range of exercise prices	Number outstanding	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	674,155	8.14	$16.64
$21.36 - $29.37	59,394	3.00	21.36
$31.07 - $38.43	0	0	0
$40.26 - $49.60	386,444	5.17	46.61
$51.67 - $59.01	466,625	7.68	55.03
	1,586,618	7.09	$35.41

Range of exercise prices	Number exercisable	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	91,355	1.78	$18.76
$21.36 - $29.37	59,394	3.00	21.36
$31.07 - $38.43	0	0	0
$40.26 - $49.60	386,444	5.17	46.61
$51.67 - $59.01	466,625	7.68	55.03
	1,003,818	5.90	$46.50

The total aggregate intrinsic value, which is the difference between the exercise price and $43.36 (closing price per share at December 31, 2009), for all “in the money” stock options outstanding and exercisable was $19.6 million and $3.8 million, respectively.

16 Contingent Liabilities

Legal Proceedings

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. For pending tax issues refer to Note 4.

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

In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc (“Marling”). At that time, Marling was involved in a litigation relating to the sale in 1992 of a French subsidiary. In the litigation, the plaintiff has sought damages of €40 million (approximately $57 million) from Marling, claiming that Marling and another entity then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale and that such failure was the proximate cause of losses in the amount of the damages sought. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and the other entity had failed to disclose certain facts in connection with the 1992 sale and appointed an expert to assess the losses suffered by the plaintiff. Autoliv has appealed the May 2006 court decision and believes it has meritorious grounds for such appeal. While the appeal is pending, the financial expert appointed by the lower court has delivered his report. The report does not address the issue of the proximate cause of the losses, but assessed the losses to a maximum of €10 million (approx. $14 million). In our opinion it is not possible to give any meaningful estimate of any financial impact that may arise from the claim but it is possible (while we do not believe it is probable) that the final outcome of this litigation will result in a loss that will have to be recorded by Autoliv, Inc.

In 2007, Autoliv ASP Inc. (a wholly-owned subsidiary of Autoliv Inc.) was held liable to a former supplier and ordered to pay the supplier $36 million, compared to the Company’s reserve of $6 million for this dispute. The incremental cost of $30 million was charged to Other income (expense), net.

Product Warranty and Recalls

Autoliv is exposed to various claims for damages and compensation if products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected the Company faces warranty and recall claims. Where such (actual or alleged) failure results, or is alleged to result, in bodily injury and/or property damage, the Company may also face product-liability claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company’s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by the customers may be material. However, the Company believes its established reserves are adequate to cover potential warranty settlements. Autoliv’s warranty reserves are based upon the Company’s best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from the Company’s recorded estimates.

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

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company does seek to identify the intellectual property rights of relevance to its products, and to procure the necessary rights to utilize such intellectual property rights, we may fail to do so. Where the Company so fail, the Company may be exposed to material claims from the owners of such rights. Where the Company has sold products which infringe upon such rights, our customers may be entitled to be indemnified by us for the claims they suffer as a result thereof. Also such claims could be material.

17 Lease Commitments

Operating Lease

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2030. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $28.3 million for 2009, $30.8 million for 2008 and $26.4 million for 2007.

At December 31, 2009, future minimum lease payments for non-cancelable operating leases total $116.5 million and are payable as follows (in millions): 2010: $22.4; 2011: $20.2; 2012: $18.0; 2013: $15.7; 2014: $14.1; 2015 and thereafter: $26.1.

Capital Lease

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2017. At December 31, 2009, future minimum lease payments for non-cancelable capital leases total $7.0 million and are payable as follows (in millions): 2010: $1.7; 2011: $1.4; 2012: $1.2; 2013: $1.1; 2014: $0.8; 2015 and thereafter: $0.8.

18 Retirement Plans

Defined Contribution Plans

Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the year ended December 31, 2009, 2008 and 2007 were $2.2 million, $1.9 million and $2.4 million, respectively. Contributions to defined contribution plans for the years ended December 31, 2009, 2008 and 2007 were $13.5 million, $15.3 million and $16.1 million, respectively.

Defined Benefit Plans

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., Australia, Canada, Germany, France, Japan, Mexico, Sweden, South Korea, India, Turkey, Philippines and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants. The main plan is the U.S. plan for which the benefits are based on an average of the employee’s earnings in the years preceding retirement and on credited service. The Company has closed participation in the Autoliv ASP, Inc. Pension Plan to exclude those employees hired after December 31, 2003. Within the U.S. there is also a non-qualified restoration plan that provides benefits to employees whose benefits in the primary U.S. plan are restricted by limitations on the compensation that can be considered in calculating their benefits. For the Company’s non-U.S. defined benefit plans the most significant plans exist in Japan, while the most significant individual plan resides in the U.K. The Company has closed participation in the U.K. defined benefit plan to exclude all employees hired after April 30, 2003. The U.K. benefits are based on an average of the employee’s earnings in the last three years preceding retirement and on credited service. Members in the U.K. plan contribute to the plan at the rate of 9% of pensionable salaries.

Changes in benefit obligations and plan

assets for the periods ended December 31

	U.S.		Non-U.S.
	2009	2008	2009	2008
Benefit obligation at beginning of year	$157.4	$137.2	$120.3	$128.7
Service cost	5.9	5.5	8.5	9.5
Interest cost	10.0	8.8	5.6	6.0
Actuarial (gain) loss due to:
Change in discount rate	0.6	—	2.1	(2.0)
Experience	9.0	2.1	(0.2)	(0.9)
Other assumption changes	—	11.4	3.2	(1.9)
Plan participants’ contributions	—	—	0.2	0.2
Plan amendments	—	—	0.2	—
Benefits paid	(11.0)	(7.6)	(6.7)	(5.3)
Settlements and curtailments	—	—	(7.8)	(4.1)
Special termination benefits	—	—	1.3	0.3
Acquisitions	—	—	2.0	—
Other	—	—	(0.1)	(0.1)
Translation difference	—	—	4.9	(10.1)
Benefit obligation at end of year	$171.9	$157.4	$133.5	$120.3

Fair value of plan assets at beginning of year	$102.9	$131.0	$63.8	$71.6
Actual return on plan assets	21.3	(35.3)	4.0	(0.6)
Company contributions	7.2	14.8	15.0	11.9
Plan participants’ contributions	—	—	0.2	0.2
Benefits paid	(11.0)	(7.6)	(6.7)	(5.3)
Settlements	—	—	(4.3)	(1.8)
Divestitures	—	—	(0.4)	—
Other	—	—	(0.2)	(0.1)
Translation difference	—	—	4.4	(12.1)
Fair value of plan assets at year end	$120.4	$102.9	$75.8	$63.8

Funded status recognized in the balance sheet	$(51.5)	$(54.5)	$(57.7)	$(56.5)

The U.S. plan provides that benefits may be paid in the form of a lump sum if so elected by the participant. In order to more accurately reflect a market-derived pension obligation, Autoliv adjusts the assumed lump sum interest rate to reflect market conditions as of each December 31. This methodology is consistent with the approach required under the Pension Protection Act of 2006, which provides the rules for determining minimum funding requirements in the U.S.

The short-term portion of the pension liability is not significant.

Components of net periodic benefit cost associated with the defined benefit retirement plans

	2009	U.S. 2008	2007
Service cost	$5.9	$5.5	$6.6
Interest cost	10.0	8.8	8.4
Expected return on plan assets	(7.0)	(9.5)	(8.9)
Amortization of prior service costs	(1.0)	(1.0)	0.1
Amortization of actuarial loss	6.5	0.1	0.3
Net periodic benefit cost	$14.4	$3.9	$6.5

	2009	Non-U.S. 2008	2007
Service cost	$8.5	$9.5	$9.3
Interest cost	5.6	6.0	5.6
Expected return on plan assets	(3.4)	(3.6)	(2.9)
Amortization of prior service costs	0.1	0.1	0.1
Amortization of actuarial loss	0.4	0.4	1.3
Settlement and curtailment (gain)	(1.7)	(1.6)	—
Special termination benefits	1.3	0.3	2.2
Net periodic benefit cost	$10.8	$11.1	$15.6

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $1.0 million. Amortization of net losses is expected to be $4.2 million. Net periodic benefit cost associated with these U.S. plans was $14.4 million in 2009 and is expected to be around $9.9 million in 2010. The estimated prior service cost and net loss for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.1 and $0.5 million respectively. Net periodic benefit cost associated with these non-U.S. plans was $10.8 million in 2009 and is expected to be around $10.6 million in 2010. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 8.75 years for U.S. and 4-22 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

Components of accumulated other comprehensive income as of December 31 (before tax)

	U.S.		Non-U.S.
	2009	2008	2009	2008
Net actuarial loss (gain)	$54.0	$65.3	$11.7	$7.9
Prior service cost (credit)	(7.0)	(8.0)	0.6	0.2
Total accumulated other comprehensive income recognized in the balance sheet	$47.0	$57.3	$12.3	$8.1

Changes in accumulated other comprehensive income for the periods ended December 31 (before tax)

	U.S.		Non-U.S.
	2009	2008	2009	2008
Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$57.3	$(1.8)	$8.1	$10.6
Net actuarial loss (gain)	(4.7)	58.2	4.4	(1.5)
Prior service cost (credit)	—	—	0.3	—
Amortization of prior service costs	1.0	1.0	—	(0.1)
Amortization of actuarial loss	(6.6)	(0.1)	(0.9)	(0.4)
Translation difference	—	—	0.4	(0.5)
Total retirement benefit recognized in accumulated other comprehensive income at end of year	$47.0	$57.3	$12.3	$8.1

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $138.7 million and $133.6 million at December 31, 2009 and 2008, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $118.3 million and $103.5 million at December 31, 2009 and 2008, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: France, Germany, Japan, Sweden and the U.S.

Pension plans for which ABO exceeds the fair value of plan assets as of December 31

	U.S. 2009	Non-U.S. 2009
Projected Benefit Obligation (PBO)	$171.9	$76.0
Accumulated Benefit Obligation (ABO)	$138.7	$62.0
Fair value of plan assets	$120.4	$11.4

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

Assumptions used to determine the benefit obligations as of December 31

	U.S.		Non-U.S.
%, weighted average	2009	2008	2009	2008
Discount rate	5.80	6.40	1.75-12.00	2.00-11.00
Rate of increases in compensation level	4.00	4.00	2.25-5.40	2.25-5.50

Assumptions used to determine the net periodic benefit cost for years ended December 31

%, weighted average	2009	U.S. 2008	2007
Discount rate	6.40	6.40	5.75
Rate of increases in compensation level	4.00	4.00	4.00
Expected long-term rate of return on assets	7.50	7.50	7.50

%, weighted average	2009	Non-U.S. 2008	2007
Discount rate	2.00-11.00	2.00-11.00	2.25-8.50
Rate of increases in compensation level	2.25-5.00	2.25-8.00	2.00-7.00
Expected long-term rate of return on assets	1.80-7.00	2.00-8.00	2.25-6.75

The discount rate for the U.S. plans has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. The expected timing of cash flows from the plan has also been considered in selecting the discount rate. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The discount rate for the U.K. plan has been set based on the weighted average yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market.

From 2007 and on, the level of equity exposure is targeted at approximately 65% for the primary U.S. plan and approximately 50% for all plans combined. The actual 57% equity allocation for the U.S. plan in 2008 was a result of the substantial decline in the equity markets. The U.S. Investment Committee elected not to re-balance the asset allocation at the end of 2008. While the allocation to equities at the end of 2009 is 64%, the U.S. Investment Committee expects that the equity allocation will decline over time as the Committee makes strategic decisions to limit equity exposure. This could be accomplished by placing future contributions in fixed-income investments or actually reallocating assets if market conditions are favorable. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company assumes a long-term rate of return on the U.S. plan assets of 7.5% for calculating the 2009 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 1.8-7.0% for 2009. The closed U.K. plan which has a targeted and actual allocation of almost 100% debt instruments accounts for approximately 50% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plan during 2009 amounting to $7.2 million and in 2008 to $14.8 million. Contributions to the U.K. plan during 2009 and 2008 amounted to $5.1 million and $3.1 million, respectively. The Company expects to contribute $5 million to its U.S. pension plan in 2010 and is currently projecting a funding level of $4 million to $5 million in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $0.4 million in 2010 and is currently projecting a funding level of $0.4 million in the years thereafter.

Fair value of total plan assets for years ended December 31

	U.S. Target	U.S.		Non-U.S.
Assets category in %, weighted average	allocation	2009	2008	2009	2008
Equity securities	65	64	57	13	12
Debt instruments	35	36	43	57	56
Other assets	—	—	—	30	32
Total	100	100	100	100	100

The following table summarizes the valuation of the Company’s plan assets by the pricing observability levels:

Description	Total carrying amount in statement of financial position December 31, 2009	Fair value measurements at December 31, 2009 using:
		Level 1	Level 2	Level 3

Assets
US Equity
Large Cap	$49.5	$49.5	—	—
Mid Cap	$6.1	$6.1	—	—
Small Cap	$6.2	$6.2	—	—
Non-US Equity	$25.7	$25.7	—	—
US Bonds
Government	$15.8	$15.8	—	—
Corporate	$8.1	$8.1	—	—
Aggregate	$17.3	$17.3	—	—
Non-US Bonds
Government	$6.4	$6.4	—	—
Corporate	$37.6	$37.6	—	—
Aggregate	$0.4	$0.4	—	—
Insurance Contracts	$18.8	—	$18.8	—
Managed Investment Fund	$1.5	—	$1.5	—
Cash or Cash Equivalents	$2.9	$2.9	—	—
Total	$196.3	$176.0	$20.3	—

The input to the fair value measurement of the plan assets is mainly quoted prices in active market for identical assets (Level 1). There have been no changes to the valuation techniques of input during the year.

Other Non-U.S. assets mainly consist of insurance contracts accounted for as investments and measured at their cash surrender value.

The estimated future benefit payments for the pension benefits reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially for the U.S. plan since this plan pays the majority of benefits as a lump sum, where the lump sum amounts vary with market interest rates.

Pension benefits expected payments	U.S.	Non-U.S.
2010	$12.3	$5.0
2011	$12.0	$6.0
2012	$11.7	$6.8
2013	$13.1	$6.1
2014	$13.6	$7.3
Years 2015-2019	$79.5	$42.0

Postretirement Benefits Other than Pensions

The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service (15 years after December 31, 2006), are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. The plan was amended in 2003 to restrict participation to existing retirees who were eligible retirees as of December 31, 2003 and active employees who were eligible to participate in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. The plan provides a company-paid subsidy based on service for all current and future retirees that qualify for retirement based on the restrictions stated above. Employees hiring on or after January 1, 2004 are not eligible to participate in the plan. The amount of the company-paid subsidy is frozen and will not change in the future. Generally, employees will need 15 years of service to qualify for a benefit from the plan in the future.

At present, there is no pre-funding of the postretirement benefits recognized. The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D) on its financial statements. Although the Plan may currently qualify for a subsidy from Medicare, the amount of the subsidy is so small that the expenses incurred to file for the subsidy may exceed the subsidy itself. Therefore the impact of any subsidy is ignored in the calculations as Autoliv will not be filing for any reimbursement from Medicare.

Components of net periodic benefit cost associated with the postretirement benefit plans other than pensions

Period ended December 31	2009	2008	2007
Service cost	$1.1	$1.1	$1.2
Interest cost	1.6	1.5	1.3
Amortization of prior service cost	(0.1)	—	—
Net periodic benefit cost	$2.6	$2.6	$2.5

Changes in benefit obligations and plan assets as of December 31

	2009	2008
Benefit obligation at beginning of year	$24.8	$24.9
Service cost	1.1	1.1
Interest cost	1.6	1.5
Actuarial (gain) loss due to:
Change in discount rate	1.9	(0.6)
Experience	0.1	(0.9)
Other assumption changes	(0.6)	(0.4)
Benefits paid	(0.8)	(0.8)
Employee contributions	—	—
Benefit obligation at end of year	$28.1	$24.8

Fair value of plan assets, beginning of year	$—	$—
Company contributions	0.8	0.8
Benefits paid	(0.8)	(0.8)
Fair value of plan assets at end of year	$—	$—
Accrued postretirement benefit cost recognized in the balance sheet	$(28.1)	$(24.8)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The short-term portion of the liability for postretirement benefits other than pensions is not significant.

Components of accumulated other comprehensive income as of December 31 (before tax)

	U.S.		Non-U.S.
	2009	2008	2009	2008
Net actuarial loss (gain)	$—	$(2.1)	$(2.1)	$(0.9)
Prior service cost (credit)	(0.5)	(0.5)	—	—
Total accumulated other comprehensive income recognized in the balance sheet	$(0.5)	$(2.6)	$(2.1)	$(0.9)

For measuring end-of-year obligations at December 31, 2009, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2009 and beyond. After 2006, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. The subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 5.80% in 2009 and 6.40% in 2008. The average discount rate used in determining the postretirement benefit cost was 6.40% in 2009, 6.40% in 2008 and 5.75% in 2007.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2009. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net gain and prior service credit for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $0.2 million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

Postretirement benefits	Expected payments
2010	$0.8
2011	$1.0
2012	$1.1
2013	$1.3
2014	$1.5
Years 2015-2019	$9.7

19 Segment Information

The Company’s primary safety products (mainly various airbag and seatbelt products and components) are integrated complete systems that function together with common electronic and sensing systems. The Company has concluded that its operating segments meet the criteria for combination for reporting purposes into a single reportable segment.

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2009: Renault 14% (incl. Nissan); Ford 13% (incl. Volvo Cars with 4%); Volkswagen 12% and GM 12% (incl. Opel, DAEWOO, etc.).

In 2008: Renault 13% (incl. Nissan); Ford 12% (incl. Volvo Cars with 4%); Volkswagen 11% and GM 10% (incl. Opel, Holden, SAAB, etc.).

In 2007: Ford 18% (incl. Volvo Cars with 6%, Mazda, Jaguar, etc.); Renault 12% (incl. Nissan); GM 11% (incl. Opel, Holden, SAAB, etc.); and Volkswagen 10%.

Net sales	2009	2008	2007
North America	$1,191	$1,510	$1,711
Europe	2,534	3,438	3,661
Japan	499	740	627
Rest of the World	897	785	770
Total	$5,121	$6,473	$6,769

Long-lived assets	2009	2008
North America	$1,931	$1,972
Europe	643	693
Japan	139	144
Rest of the World	293	310
Total	$3,006	$3,119

The Company’s operations are located primarily in Europe and the United States. Exports from the U.S. to other regions amounted to approximately $222 million, $253 million and $311 million in 2009, 2008 and 2007, respectively. Net sales in the U.S. amounted to $918 million, $1,179 million and $1,436 million in 2009, 2008 and 2007, respectively.

Long-lived assets in the U.S. amounted to $1,737 million and $1,812 million for 2009 and 2008, respectively. For 2009, $1,525 million (2008 $1,540 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2009	2008	2007
Airbags and associated products1)	$3,299	$4,130	$4,377
Seatbelts and associated products2)	1,822	2,343	2,392
Total	$5,121	$6,473	$6,769

1)	Includes sales of steering wheels, passive safety electronics, active safety electronics, inflators and initiators.
2)	Includes sales of seat components.

20 Quarterly Financial Data (unaudited)

	Q1		Q2		Q3		Q4
2009
Net sales	$926.7		$1,193.4		$1,325.9		$1,674.7
Gross profit	80.3		186.4		238.8		342.4
(Loss)/income before taxes	(103.5	)1)	(27.9	)2)	39.2	3)	97.7	4)
Net (loss)/income attributable to controlling interests	(63.4	)1)	(20.7	)2)	32.8	3)	61.3	4)
(Loss)/earnings per share
– basic	$(0.90	)1)	$(0.24	)2)	$0.39	3)	$0.72	4)
– diluted	$(0.90	)1,5)	$(0.24	)2,5)	$0.37	3)	$0.68	4)
Dividends paid	$0.21		$—		$—		$—

2008
Net sales	$1,827.7		$1,907.7		$1,544.7		$1,193.1
Gross profit	349.6		371.7		261.0		141.9
Income/(loss) before taxes	113.5		134.6		47.2	3)	(46.6	)4)
Net income/(loss) attributable to controlling interests	81.5		90.4		31.2	3)	(38.4	)4)
Earnings/(loss) per share
– basic	$1.11		$1.25		$0.44	3)	$(0.55	)4)
– diluted	$1.11		$1.24		$0.44	3)	$(0.55	)4)
Dividends paid	$0.39		$0.39		$0.41		$0.41

1)	Severance and restructuring increased the loss before taxes in 2009 by $16 million, net loss by $11 million and basic and diluted loss per share by $ 0.15 cents.
2)	Severance and restructuring increased the loss before taxes in 2009 by $32 million, net loss by $22 million and basic and diluted loss per share by $0.26 cents.
3)	Severance and restructuring reduced income before taxes in 2009 by $14 million, net income by $1 million and basic and diluted earnings per share by $0.01 cents. In 2008 severance and restructuring reduced income before taxes by $33 million, net income by $23 million and basic and diluted earnings per share by $0.32 cents.
4)	Severance and restructuring reduced income before taxes in 2009 by $71 million, net income by $64 million and basic and diluted earnings per share by $0.75 cents and $0.71 cents, respectively. In 2008 severance and restructuring increased the loss before taxes by $40 million, net loss by $26 million and basic and diluted loss by $0.38 cents.
5)	No dilution in Q1 and Q2 2009.

21 Subsequent Events

The subsequent events have been evaluated through February 19, 2010, which was the date the Financial Statements were issued.

In January 2010, the Company agreed to acquire substantially all of Delphi’s remaining airbag and seatbelt assets in Korea and China. This transaction which is expected to be completed before April 2010, is expected to add annual sales of $250 million.

Exchange Rates for Key Currencies vs. U.S. dollar

	2009 Average	2009 Year end	2008 Average	2008 Year end	2007 Average	2007 Year end	2006 Average	2006 Year end	2005 Average	2005 Year end
EUR	1.387	1.435	1.459	1.411	1.368	1.465	1.255	1.317	1.243	1.186
SEK	0.131	0.139	0.152	0.129	0.148	0.155	0.136	0.146	0.134	0.126
JPY/1000	10.692	10.877	9.738	11.093	8.491	8.844	8.606	8.410	9.081	8.526
KRW/1000	0.783	0.859	0.911	0.795	1.074	1.068	1.045	1.076	0.984	0.997
MXN	0.074	0.076	0.090	0.074	0.092	0.091	0.092	0.092	0.092	0.094

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Also, as discussed in Note 1 to the consolidated financial statements, the Company retrospectively adjusted for the adoption of Financial Accounting Standards Board Statement No.160 (SFAS No.160 codified into ASC 810) Non Controlling Interests in Consolidated Financial Statements – an amendment of ARB 51, which was effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion thereon.

Stockholm, Sweden
February 19, 2010	Ernst & Young AB

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autoliv, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 of Autoliv, Inc. and our report dated February 19, 2010 expressed an unqualified opinion thereon.

Stockholm, Sweden
February 19, 2010	Ernst & Young AB

Corporate Governance

This section should be read in conjunction with the proxy statement, which will be available at www.autoliv.com beginning of the last week of March 2010. Please also refer to page 40-43 about Risk Management and page 45 about Internal Control in the Annual Report.

Autoliv is a Delaware corporation with its principal executive office in Stockholm, Sweden.

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

At the Shareholders’ Meeting each shareholder is entitled to one vote for each share of common stock. Shareholders can vote on the Internet, telephone or by proxy cards.

Only such business shall be conducted at a Shareholders’ Meeting that has been properly brought before the meeting. Stockholder proposals for the 2011 annual meeting must be received by the Company on or before November 26, 2010.

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

Nominees for director are selected on the basis of many factors, for example, experience, knowledge, skill, expertise, integrity, understanding of Autoliv’s business environment and willingness to devote adequate time and effort to the Board.

The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Currently, all board members except for the current and previous CEO are independent. Normally, no more than one management executive may serve on the Board.

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

The committee also reviews;

•	the annual audit and its scope, including the independent auditors’ letter of comments and management’s responses thereto;

•	possible violations of Autoliv’s business ethics and conflicts of interest policies;

•	any major accounting changes made or contemplated;

•	approves any Related Person Transaction;

•	and reviews the effectiveness and efficiency of Autoliv’s internal audit staff.

•	In addition, the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors’ examinations.

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

Reports can be made to Autoliv’s Compliance Counsel (for contact information see page 29 in the Annual Report) or by calling the Corporate Compliance “Hotline” – a toll free number in each country – and leave a message anonymously on the voice mail.

Meetings and Committees 20091)

	Independent2)	Board	Audit	Compensation	Nominating & Corp. Gov.	Nationality
Lars Westerberg	No	9/9	7/7	—	—	SWE
Robert W. Alspaugh3)	Yes	9/9	7/7	—	—	US
Jan Carlson	No	9/9	7/7	—	—	SWE
Sune Carlsson	Yes	9/9	7/7	—	—	SWE
William E. Johnston Jr. 4)	Yes	6/7	—	3/5	2/2	US
Walter Kunerth	Yes	9/9	—	—	3/3	GER
George A. Lorch	Yes	8/9	—	5/5	—	US
Lars Nyberg3)	Yes	7/9	7/7	5/5	—	SWE
James M. Ringler	Yes	8/9	—	5/5	—	US
Kazuhiko Sakamoto	Yes	8/9	—	—	3/3	JPN
S. Jay Stewart	Yes	9/9	7/7	—	3/3	US
Per Welin3,5)	Yes	4/5	2/2	—	—	SWE
Wolfgang Ziebart6)	Yes	9/9	5/5	1/1	—	GER

1)	Attended meetings in relation to total possible meetings for each member. 2) Under the rules of the New York Stock Exchange, the Sarbanes-Oxley Act and the SEC. 3) Qualifies/qualified as audit committee financial expert. 4) Mr. Johnston Jr passed away in October 2009. 5) Resigned from the board as of May 5, 2009. 6) Mr. Ziebart succeeded Mr. Welin in the Audit Committee on February 17, 2009.

Board of Directors

1. Lars Westerberg

Born 1948. Chairman since 2007. Director since 1999. Elected until 2010. Former CEO. Chairman of Husqvarna AB and Vattenfall AB. Director of SSAB and Volvo AB. M.Sc. and BBA.

2. Robert W. Alspaugh

Born 1947. Director since 2006. Elected until 2010. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. BBA.

3. Jan Carlson

Born 1960. President and CEO. Director since 2007. Elected until 2011. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. M.Sc.

4. Sune Carlsson

Born 1941. Director since 2003. Elected until 2011. Former President and CEO of SKF AB. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB and Stena AB. M.Sc.

5. Walter Kunerth

Born 1940. Director since 1998. Elected until 2010. Industry consultant. Former member of Siemens’ Corporate Executive Board and President of Siemens’ Automotive Systems Group. Chairman of the Supervisory Boards of Götz AG and Paragon AG. Director of the Supervisory Board of Gildemeister AG. Dr. Sc. Honorary Professor.

6. George A. Lorch

Born 1941. Director since 2003. Elected until 2012. Former Chairman, President and CEO of Armstrong World Industries. Chairman Emeritus of Armstrong Holdings, Inc. Director of Pfizer, Inc., Williams Cos, HSBC North America Holdings Company and HSBC Finance Co. B.Sc.

7. Lars Nyberg

Born 1951. Director since 2004. Elected until 2010. President and CEO of Telia Sonera AB. Chairman of DataCard Corp. Former Chairman and CEO of NCR Corp. BBA.

8. James M. Ringler

Born 1946. Director since 2002. Elected until 2012. Chairman of Teradata Corp. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Director of Dow Chemical Company, FMC Technologies Inc., JBT Corporation, and Corn Products Corporation. B.Sc. and MBA.

9. Kazuhiko Sakamoto

Born 1945. Director since 2007. Elected until 2012. President of Marubeni Construction Material Lease Co. Ltd, an affiliate of Marubeni Corporation, for which he serves as corporate advisor. Graduate of Keio University and participant of the Harvard University Research Institute for International Affairs.

10. S. Jay Stewart1)

Lead Independent Director. Born 1938. Director since 1989. Elected until 2011. Former Chairman of Autoliv Inc., Former Chairman and CEO of Morton International, Inc. Director of KapStone Paper and Packaging Corp. B.Sc. and MBA.

11. Wolfgang Ziebart

Born 1950. Director since 2008. Elected until 2012. Chairman and MD of Artega Automobil GmbH & CoKG. Former President & CEO of Infineon Technologies AG. Former member of the executive boards of BMW and of Continental AG. Dr. Sc.

1)	“Director since” includes time as director of Autoliv AB and Morton International, Inc.

For information on the work of the Board, compensation to and presentations of directors, please refer to the proxy statement.

Senior Management

1. Jan Carlson

President & CEO

Born 1960. Employed 1999

2. Mats Adamson1)

Vice President Human Resources

Born 1959. Employed 2010

3. Steven Fredin

Vice President Engineering

Born 1962. Employed 1988

4. Halvar Jonzon

Vice President Purchasing

Born 1950. Employed 2001

5. Svante Mogefors

Vice President Quality and Manufacturing

Born 1955. Employed 1996

6. Mats Ödman

Vice President Corporate Communications

Born 1950. Employed 1994

7. Jan Olsson

Vice President Research

Born 1954. Employed 1987

8. Lars Sjöbring

Vice President Legal Affairs,

General Counsel and Secretary

Born 1967. Employed 2007

9. Mats Wallin

Vice President, Chief Financial Officer

Born 1964. Employed 2002

NAME	Shares	RSU	Options	Total
Board of Directors
Lars Westerberg3)	92,000	—	—	92,000
Robert W. Alspaugh	3,100	—	—	3,100
Jan Carlson	15,434	39,667	139,750	194,851
Sune Carlsson	5,303	—	—	5,303
Walter Kunerth	0	—	—	0
George A. Lorch	303	—	—	303
Lars Nyberg	0	—	—	0
James M. Ringler	964	—	—	964
Kazuhiko Sakamoto	0	—	—	0
S. Jay Stewart	78,459	—	—	78,459
Wolfgang Ziebart	0	—	—	0

SUBTOTAL	195,563	39,667	139,750	374,980

Senior Management
Jan Carlson (see above)	—	—	—	—
Steven Fredin	833	8,800	34,400	44,033
Halvar Jonzon	7,834	9,300	69,610	86,744
Svante Mogefors	1,833	9,300	38,850	49,983
Mats Ödman	10,836	9,300	76,035	96,171
Jan Olsson	12,134	9,300	58,900	80,334
Lars Sjöbring	1,000	10,300	30,900	42,200
Mats Wallin	625	4,933	16,825	22,383

SUBTOTAL	50,529	100,900	465,270	616,699

GROSS TOTAL	230,658	100,900	465,270	796,828

1)	Appointed January 26, 2010, expected to assume his position in second quarter of 2010. 2) Number of shares, RSUs and stock options as of February 19, 2010. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden. 3) Mr. Westerberg indirectly owns 5,000 shares, which are held by a company controlled by Mr. Westerberg. For presentations of Senior Management, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com.

Financial Definitions

Capital Employed

Total equity and net debt.

Capital Expenditures

Investments in property, plant and equipment.

Days Inventory Outstanding

Outstanding inventory relative to average daily sales.

Days Receivables Outstanding

Outstanding receivables relative to average daily sales.

Earnings per Share

Net income attributable to controlling interest relative to weighted average number of shares (net of treasury shares) assuming dilution and basic, respectively.

Total Equity Ratio

Total equity relative to total assets.

Gross Margin

Gross profit relative to sales.

Headcount

Employees plus temporary, hourly workers.

Interest-coverage Ratio

Operating income relative to interest expense, see page 43 for reconciliation of this non-U.S. GAAP measure.

Leverage Ratio

Net interest bearing debt in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 43 for reconciliation of this non-U.S. GAAP measure.

Net Debt

Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 33 for reconciliation of this non-U.S. GAAP measure.

Net Debt to Capitalization

Net debt in relation to total equity (including noncontrolling interest) and net debt.

Number of Employees

Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating Margin

Operating income relative to sales.

Operating Working Capital

Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See page 33 for reconciliation of this non-U.S. GAAP measure.

Pretax Margin

Income before taxes relative to sales.

Return on Capital Employed

Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on Total Equity

Net income relative to average total equity.

Selected Financial Data

(Dollars in millions, except per share data)	20091)	20081)	20071, 2)	20061, 3)	20054)
Sales and Income
Net sales	$5,121	$6,473	$6,769	$6,188	$6,205
Operating income	69	306	502	520	513
Income before income taxes	6	249	446	481	482
Net income attributable to controlling interest	10	165	288	402	293

Financial Position
Current assets excluding cash	1,707	1,598	1,941	1,930	1,867
Property, plant and equipment	1,042	1,158	1,260	1,160	1,081
Intangible assets (primarily goodwill)	1,729	1,745	1,760	1,676	1,679
Non-interest bearing liabilities	1,610	1,361	1,552	1,441	1,418
Capital employed5)	3,098	3,369	3,583	3,498	3,259
Net debt	662	1,195	1,182	1,010	877
Total equity5)	2,436	2,174	2,401	2,488	2,382
Total assets	5,186	5,206	5,305	5,111	5,065
Long-term debt	821	1,401	1,040	888	757

Share data
Earnings per share (US$) – basic	0.12	2.29	3.70	4.90	3.28
Earnings per share (US$) – assuming dilution	0.12	2.28	3.68	4.88	3.26
Total parent shareholders’ equity per share (US$)5)	28.06	30.11	31.83	30.00	27.67
Cash dividends paid per share (US$)	0.21	1.60	1.54	1.36	1.17
Cash dividends declared per share (US$)	—	1.42	1.56	1.41	1.24
Share repurchases	—	174	380	221	378
Number of shares outstanding (million)6)	85.1	70.3	73.8	80.1	83.7

Ratios
Gross margin (%)	16.6	17.4	19.7	20.4	20.4
Operating margin (%)	1.3	4.7	7.4	8.4	8.3
Pretax margin (%)	0.1	3.8	6.6	7.8	7.8
Return on capital employed (%)5)	2	9	14	16	16
Return on total equity (%)5)	1	7	12	17	12
Total equity ratio (%)5)	47	42	45	49	47
Net debt to capitalization (%)	21	36	33	29	27
Days receivables outstanding	75	49	64	70	71
Days inventory outstanding	40	39	33	34	32

Other data
Airbag sales7)	3,299	4,130	4,377	4,085	4,116
Seatbelt sales8)	1,822	2,343	2,392	2,103	2,089
Net cash provided by operating activities	493	614	781	560	479
Capital expenditures	140	293	324	328	315
Net cash used in investing activities	(157)	(321)	(345)	(285)	(303)
Net cash provided by (used in) financing activities	(376)	98	(461)	(441)	(86)
Number of employees, December 31	30,200	34,000	35,300	35,700	34,100

1) In 2009, 2008, 2007 and 2006 severance and restructuring costs reduced operating income by $133, $80, $24 and $13 million and net income by $96, $55, $16 and $9 million. This corresponds to 2.6%, 1.3%, 0.4% and 0.2% on operating margins and 1.9%, 0.8%, 0.2% and 0.1% on net margins. The impact on earnings per share (EPS) was $1.14, $0.76, $0.21 and $0.11, while return on total equity was reduced by 4.1%, 2.2%, 1.4% and 0.4%, respectively. 2) In 2007, a court ruling reduced operating income $30 million, net income $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on equity by 0.8%. 3) In 2006, a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, EPS by $1.15 and return on equity by 3.9%. 4) In 2005, the Jobs Creation act reduced net income by $13 million, net margin by 0.2%, EPS by $0.15 and return on equity by 0.5%. 5) Adjusted in accordance with FASB ASC 810-10-45, adopted on January 1, 2009. 6) At year end, net of treasury shares. 7) Incl. electronics, steering wheels, inflators and initiators. 8) Incl. seat components.