Form 10-K, Exhibit 13
period 2010-12-31
AUTOLIV INC
filed 2011-02-23
CIK 1034670

Exhibit 13

Content

(page numbers refer to the Annual Report)

03	Summary
04	President’s Letter
07	Autoliv’s Targets
08	Autoliv in Brief
10	Safety Systems
16	Innovations
17	Responsibility
22	Global Presence
24	The Market
26	Manufacturing & Purchasing
28	Quality
30	Shareholders

FINANCIALS

	34	Content
	35	Management’s Discussion and Analysis
	51	Management’s Report
	52	Consolidated Statements of Income
	53	Consolidated Balance Sheets
	54	Consolidated Statements of Cash Flows
	55	Consolidated Statements of Total Equity
	56	Notes to Consolidated Financial Statements
	78	Auditor’s Reports

79	Glossary and Definitions
80	Corporate Governance
82	Board of Directors
83	Executive Management Team
84	Contact Information & Financial Calendar
85	Multi-Year Summary

Reader’s Guide

Autoliv Inc. is incorporated in Delaware, USA, and follows Generally Accepted Accounting -Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures, see page 38 in the Annual Report and page 49 in the Annual Report. All amounts in this annual report are in U.S. dollars unless otherwise indicated.

“We”, “the Company” and “Autoliv” refer to -“Autoliv Inc.” as defined in Note 1 “Principles of Consolidation” on page 56 in the Annual Report. For forward-looking information, refer to the “Safe Harbor Statement” on page 45 in the Annual Report.

Data on markets and competitors are Autoliv’s estimates (unless otherwise indicated). The estimates are based on orders awarded to us or our competitors or other information put out by third parties as well as plans announced by vehicle manufacturers and regulatory agencies.

Financial Information

Every year, Autoliv publishes an annual report and a proxy statement prior to the Annual General Meeting of shareholders (see page 32 in the Annual Report).

The proxy statement provides information not only on the agenda for the meeting, but also on the work of the Board and its committees as well as on compensation paid to and presentation of directors and certain senior executive officers.

For financial information, please also refer to the Form 10-K and Form 10-Q reports and Autoliv’s -other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2010 CEO -Certification to the NYSE) are available at www.autoliv.com under Investors/Filings and at www.sec.gov.

The annual and quarterly reports, the proxy statement and Autoliv’s filings with the SEC as well as the Company’s Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can be downloaded from the Company’s corporate website. Hard copies of the above-mentioned documents can be obtained free of charge from the Company at the addresses on page 84 in the Annual Report.

2010 In Summary

(DOLLARS IN MILLIONS, EXCEPT AS INDICATED)	2008	2009	2010
Net sales	$6,473	$5,121	$7,171
Gross profit	1,124	848	1,592
Operating income	306	69	869
Income before taxes	249	6	806
Net income1)	165	10	591
Earnings per share in $	2.28	0.12	6.39
Gross margin (%)	17.4	16.6	22.2
Operating margin (%)	4.7	1.3	12.1
Cash flow from operations	614	493	924
Return on total equity (%)	7.3	0.5	22.3

1)	Attributed to controlling interest.

A Record Year

2010 was a record year for autoliv. Our company surpassed several previous records, such as:

•	6% higher sales than 2007

•	31% higher earnings per share than 2006

•	18% higher operating cash flow than 2007

•	12% operating margin compared to 10% in 1997

These records reflect our swift restructuring efforts, which significantly reduced our Company’s cost base and helped transform our Company’s global footprint to take advantage of the dramatic shift that global light vehicle production (LVP) has undergone since 2007.

Shifts in Global LVP

In 2010, the global LVP rebounded from its precipitous drop to an annualized run rate of only 45 million at the low point of the crisis and reached a record high of nearly 72 million vehicles.

While the 2010 LVP level exceeded its 2007 pre-crisis peak, the geographical mix has changed dramatically. LVP has dropped by nearly 20% in Europe, North America and Japan (“The Triad”) where we used to generate more than 80% of revenues. This decline was more than offset by the Rest of the World (RoW) where LVP has increased by more than 50%. The markets in China and India stand out by increasing LVP by 109% and 66% compared to the 2007 levels.

To take full advantage of the growth opportunities primarily in China, India and Thailand, we are allocating more than 60% in our expansion-related capital expenditures to our growth markets, even though these markets “only” accounted for approximately 20% of sales in 2010 (despite the very rapid sales increases in recent years). Additionally, we have made acquisitions to strengthen our position in Asia and with the local Asian vehicle manufacturers (see “Stronger than ever” on page 5 in the Annual Report).

As a result, Autoliv now has virtually one third of sales in each of our three regions Europe, North America and Asia including Japan. At the end of 2010, China accounted for 13% of sales compared to 4% in 2007. Consequently, not only has Autoliv’s geographical sales mix become better balanced, but we have improved our Company’s position in areas where LVP is expected to grow the most during the next several years.

Company Transformation

We initiated our action program already in July 2008. We were therefore well positioned to expand and accelerate the program when the crisis fully developed after the Lehman Brothers bankruptcy in September 2008.

This enabled us to adjust headcount by nearly 10,000 or close to 25% already within nine months. These adjustments continued during 2009 and 2010 in high-cost countries (HCC), particularly for indirect personnel in overhead functions, to maintain and improve the cost reductions we had achieved. Despite these substantial headcount reductions, we launched a new R&D project (for small car safety) in the midst of the crisis.

In parallel with the decrease of permanent employees in HCC, we expanded in low-cost countries (LCC), particularly in direct manufacturing personnel, to ensure that Autoliv would be well prepared for the rebound of these markets. In summary, we reduced headcount in HCC by 21% and expanded headcount in LCC by 26% from the 2007 levels.

As a result, Autoliv had 63% of total headcount in LCC at the end of 2010 compared to 52% at the end of 2007. In addition, 20% of headcount were temporary personnel and 30% were indirect personnel in overhead functions compared to 16% and 34%, respectively. This gives us more flexibility, an even better presence in the fastest growing markets, and a significantly better cost structure with a lower break-even point.

Reduced Cost Base

Following this transformation, we estimate that Autoliv can reach its break-even point at a sales level that is approximately $0.8 billion lower than since the crisis.

This is mainly due to lower labor costs. In relation to sales, we have reduced these costs by nearly 4 percentage points. However, this not only reflects our restructuring actions and strategic moves to LCC but also includes productivity improvements of 6% in manufacturing in every year during 2008–10, which is in line with our target of at least 5% per year.

Another major improvement in our cost structure is the reduction in depreciation due to plant closures in high-cost countries. New manufacturing capacity required in response to the increased LVP has been concentrated in LCC, where the costs for buildings and machinery are lower and where less capital-intensive manufacturing processes and automation can be used.

Furthermore, the record operating margin in 2010 of 12.1% would not have been achieved had we not been able to reduce our component cost below 52% of sales again from 52.4% in 2008. This has been a challenge due to the continuous squeeze between the sales price erosion on our products and increasing raw material prices. We have managed to offset these trends primarily by localizing component sourcing to LCC, standardizing products and components, and by developing more efficient suppliers.

“Stronger than ever”

Our improved market position and cost structure have resulted in a very healthy cash flow. This has led to a record strong balance sheet and to Autoliv regaining its long-term credit rating of “BBB+”. It has also allowed our Company to resume dividend payments to shareholders and to drive industry consolidation through several strategic transactions.

Since the third quarter 2009, we have invested a total of $168 million in acquisitions to accelerate Autoliv’s growth and strengthen our Company by fully integrating subsidiaries. The acquisitions are expected to add $570 million in consolidated sales over a 12-month period, despite the fact that some of the acquisitions were minority interests in already consolidated subsidiaries. At the end of 2009, we acquired Delphi’s European and North American assets for airbags, steering wheels and seatbelts and, during 2010, Delphi’s remaining assets in Asia for passive safety.

Also in 2010, we acquired the remaining shares in our Estonian subsidiary Norma (which is the leading automotive safety supplier for the Russian market) and in our Japanese inflator company. Additionally, we made two smaller strategic acquisitions in active safety: Visteon’s automotive radar business and Delphi’s pyrotechnic safety switch business.

In conclusion, Autoliv has emerged as one of the winners from the crisis; stronger and more efficient than ever.

Quality in All Dimensions

After our record year of 2010, you may ask: What is your next step

My answer is simple: superior quality and expansion in active safety.

Quality has always been paramount in the automotive industry, especially for safety products. Lately, the vehicle manufacturers have become even more quality focused, partially due to a few highly publicized vehicle recalls. This has significantly increased the number of vehicles recalled, and the trend is likely to continue as vehicle manufacturers introduce even stricter quality requirements.

We have not been immune to this trend as we have recently been involved in recalls (see page 29 in the Annual Report). However, as a technology leader we are determined to meet these challenges and make stricter quality requirements an even stronger competitive edge for our Company. Therefore, already in mid-year 2010, we launched a proactive quality initiative, called “Q5 - Quality in all dimensions” (see page 28 in the Annual Report), to further enhance our leadership and reemphasize the importance of quality.

Growth in Passive Safety

We expect demand for airbags and seatbelts in passive safety to continue to grow, thanks to increasing global LVP, strong consumer demand for safer vehicles, new regulations and crash-test rating criteria. For instance, side curtain airbags for head protection will become mandatory in 2013 in all light vehicles sold in the U.S. In addition, by 2017, the side curtain airbags will be required to prevent occupants in the U.S. from being ejected in roll-overs, according to a new regulation announced at the beginning of 2011. Furthermore, Brazil has decided to mandate frontal airbags in all light vehicles by 2014, and Europe is in the process of phasing-in a tougher EuroNCAP crash rating test program.

These examples show that automotive safety continues to be a priority of governments all over the world. This bodes well for our company and its long-term growth prospects. For the next three years, we expect our main market for passive automotive safety to grow at an average annual rate of approximately 6%, based on the LVP forecast from the market institute IHS.

Expansion in Active Safety

The next step in automotive safety is active safety systems that can prevent an accident or, at least, reduce the speed and the severity of impact. In 2010, we stepped up our investments in this area, primarily by increasing our R&D by more than $40 million. These projects now represent more than 10% of our total gross R,D&E expense.

We see very strong growth trends in our sales of radar, night vision and vision cameras, and the potential in active safety is significant as this new market continues to expand and migrate to new product lines and new technologies. Consequently, we are stepping up our undertakings in active safety, which is the principle reason for our plans to increase gross R,D&E expense in 2011 by almost $70 million.

Outlook 2011

Since we are approaching maximum capacity utilization in manufacturing facilities in our growth markets, we recently initiated a three-year capital expenditure plan. This plan calls for seven plant extensions or new plants in China, India, Brazil, Poland and Thailand. As a result, in 2011, we expect to increase capital expenditures in the range of $300 and 350 million or around 4% of sales compared to $236 million or 3.3% of sales in 2010.

In 2011, the market forecasting institute IHS expects LVP to grow globally by 5% on average, mainly due to an 8% growth in the Rest of the World. In Western Europe, where the safety content per vehicle is relatively high, IHS expects LVP to increase by less than 1%. Despite the fact that this regional mix is unfavorable for the auto safety market, we expect Autoliv’s organic sales to grow faster than global LVP or at a rate of approximately 6% during 2011. This is explained, primarily, by an expected continued positive vehicle model mix for our Company and a strong order intake in prior years.

Currency effects are expected to add 3% to revenues, provided that the mid-February exchange rates prevail, while the remaining annualized effect of acquisitions from 2010 should add 2% to the 2011 full-year sales. We therefore expect consolidated sales to grow by more than 10% and achieve an operating margin of at least 11.5%.

The fact that Autoliv should be able to report double-digit margins for two consecutive years immediately after the worst crisis in the history of the automotive industry is a testimony to our employees’ hard work and dedication to customer commitments. For this I would like to extend a sincere “thank you” to all of them. During very difficult times, they built a solid foundation that now yields these excellent results.

Yours sincerely,
Jan Carlson
Stockholm, Sweden, February 23, 2011

Autoliv’s Targets

LONG TERM TARGETS	PERFORMANCE IN 2010	DESCRIPTION

Operating Cash Flow Operating cash flow should exceed operating income.		Operating cash flow is, in the long-term, the principal source for anticipated working capital requirements, capital expenditures, strategic acquisitions, and returns to shareholders. This target is showing the efficiency with which income is converted into cash.

Operating Working Capital Less than 10% of last 12-month sales. Definition on page 38 in the Annual Report (Non-U.S. GAAP measure)		Due to the need to optimize cash generation to create value for shareholders, we focus on operationally derived operating working capital.

Leverage Ratio Significantly below 3.0 times. Interest Coverage Ratio Significantly above 2.75 times. Definitions on pages 48-49 in the Annual Report (Non-U.S. GAAP measures)

To manage the inherent risks and cyclicality in the Company’s business, we maintain a relatively conservative financial leverage.

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

Organic Growth Exceed growth of occupant safety market. Definition on page 38 in the Annual Report (Non-U.S. GAAP measure)		We analyze the sales performance as changes in “organic sales”, because nearly 80% of the Company’s sales are generated in currencies other than the reporting currency (i.e. U.S. dollars) and since the Company has historically made several acquisitions and divestitures.

Direct Material Cost Reduction More than 3% per year		To keep and to improve current margins, direct material cost must be reduced in line with or by more than the sales price reductions in our market.

Who We Are, What We Do

Statistically there were almost two seatbelts and 1.2 airbags from Autoliv in every vehicle produced globally

ACCORDING TO THE World Health Organization (WHO), over 1.2 million people perish each year on the world’s roads, and between 20 and 50 million suffer severe injuries. If the current trend continues, the number of annual deaths will double by 2030, according to WHO.

While human suffering cannot be measured, monetary costs to society are estimated in the hundreds of billions of dollars each year for health care, rehabilitation and loss of income.

Innovation and the focus on saving lives have been the hallmarks for Autoliv from its inception half a century ago. Now our products save 25,000 lives every year and prevent ten times as many severe injuries. The next step to further reduce road traffic accidents is active safety systems that can assist the driver to avoid an accident or, at least, reduce the speed of impact, thereby substantially mitigating injuries.

The roots of Autoliv go back to 1953 when the young entrepreneur Lennart Lindblad started a repair shop in Vårgårda near Gothenburg in Sweden. In 1956, the Company produced its first seatbelt, and, in 2010, 121 million seatbelts and 85 million airbags. Statistically, there were almost two seatbelts and 1.2 airbags from Autoliv in every vehicle produced globally in 2010, despite not all cars having airbags.

Today’s Autoliv Inc. is a Fortune 500 company and the world’s largest automotive safety supplier with sales to all the leading car manufacturers in the world. We develop, market and manufacture airbags, seatbelts, active safety systems, night vision systems, safety electronics, steering wheels, anti-whiplash systems, pedestrian protection systems and child seats. Our global market share is approximately 35 percent.

Incorporated in the state of Delaware, Autoliv Inc. is the result of a merger in 1997 of the Swedish company, Autoliv AB, and the American company Morton ASP. The global headquarters is located in Stockholm, Sweden. The Company has more than 80 facilities and joint ventures in 29 countries with more than 43,000 people. In addition, Autoliv has eleven technical centers, in nine countries, with 20 crash test tracks – more than any other automotive safety supplier.

Autoliv Saves Lives

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

Active Safety Systems

Using our radar and vision technologies to monitor the environment around the vehicle, our active safety systems can intervene before a crash by adjusting engine output, steering and braking, in addition to making driving easier and more comfortable.

Thanks to passive safety systems such as seatbelts and airbags, vehicle safety has substantially improved. Although these systems are effective in mitigating the human consequences of an accident, they can never prevent the accident from occuring. With the introduction of active safety systems, many accidents will become avoidable or at least less severe by reducing the speed of impact. This will result in significant improvements in the protection provided by the passive safety system.

Night Vision

Night Vision system, displays an image of the road scene ahead to provide assistance to the driver. The system analyzes the scene content with respect to the vehicles’ motion to determine if a pedestrian is at risk of being hit by the vehicle. It can detect pedestrians up to two times further away than the typical headlight range and if a threat exists, the driver is alerted.

Radar

Short and medium range radar system provides all-weather object detection. By scanning up to 30 meters around the vehicle, the system can provide an advanced warning of an imminent collision. The radar is also used for detecting objects in the blind spots of a vehicle and to control stop-and-go functions in queue assist systems. Our longer range radars are utilized for adaptive cruise control systems.

Vision Systems

Vision system is continuously checking the road ahead using one or two forward looking cameras. This system can be used for such applications as speed sign recognition, lane departure warning, forward collision warning and collision mitigation by braking.

Next ECU Generation

To monitor the environment around the vehicle and the control of the vehicle motion, Autoliv is developing the next step of electronic integration. This new Electronic Control Unit (ECU) links the environmental sensors (radar, vision, night vision), and the actuators that control vehicle motion (brakes, steering, engine/transmission). The ECU architecture is designed to offer a range of features, including: inertial measurement unit data; vehicle state estimates (e.g., side slip, roll angle); electronic stability control, lane keeping, and forward collision mitigation. In addition, the central controller consolidates many of the redundant functions in ECUs in modern vehicles, thereby helping the vehicle manufacturers simplify the electronic architecture of the vehicle and reduce costs.

Active Seatbelts

An active seatbelt has an electrically driven pretensioner that tightens the belt as a precaution in hazardous situations. The belt system then releases some webbing if the driver manages to avoid the traffic hazard. This function could also be used to warn the driver by letting the pretensioner vibrate the seatbelt webbing.

Passive Safety Systems

Autoliv has accounted for virtually all major technological breakthroughs within passive safety over the last 20 years.

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

Crash Electronics

Satellite sensors are mounted in the door beam, b-pillar, rocker panel, and various locations at the front of the vehicle to provide the ECU with raw acceleration data to enable appropriate deployment of the airbags and seatbelt pretensioners.

The electronic control unit (ECU) is the brain of the car’s safety system. It decides not only if, but also exactly when, the seatbelt pretensioners should be triggered and each airbag system should be deployed. The ECU contains crash sensors and a microprocessor, as well as back-up electricity in the event the connection to the car battery is cut off in the crash. The ECU is located in the middle of the vehicle where it is well protected during a crash. Autoliv’s latest ECU also contains sensors for the Electronic Stability Control System, as automakers estimate that they save almost 50% of the cost for one of these units by the integration. Autoliv’s new technology is the first step in a holistic redesign of electronic safety control architecture in vehicles (See “Next ECU Generation”).

Pedestrian Protection

Vulnerable pedestrians and bicyclists have been a forgotten group among road users. This group does not have a protective “shell” around them and are therefore more at risk. They represent nearly half of the annual 1.2 million road fatalities in the world. The main cause of fatalities among pedestrians is head injuries. To protect the head, the hood needs to be able to act as a cushion. This can be achieved by using actuators that lift the rear-end of the hood to create clearance above the rigid structures beneath. However, in many smaller vehicles the hood is too short and the head of a pedestrian will most likely hit the hard area between the hood and the windscreen or one of the A-pillars. In this case outside airbags can be used to create a cushion-effect.

Pedestrian protection systems are deployed either by contact sensors in the bumper or by an active safety system. The advantage of the active safety system is that they can also brake the car and thereby reduce the impact speed.

Anti Whiplash

Anti-whiplash systems are based on a yieldable backrest that tilts in a controlled way in a rear-end collision, and thereby reduces the risk for neck injuries.

Innovations for the Future

In our quest to reduce traffic accidents, fatalities and injuries, Autoliv continues to research automotive safety problems beyond the existing regulations and ratings.

SAFETY, TOGETHER WITH LOW FUEL CONSUMPTION, is one of the strongest sales drivers for new cars. In virtually all inquiries about what consumers want in their next vehicle, new safety products rank very high or at the top of their priority lists.

Autoliv assists vehicle manufacturers in meeting these evolving safety trends by staying at the forefront of technology, crash-testing more vehicles than any other safety company and working as a development partner for new vehicles.

Research in Real Life Traffic Safety

Autoliv Research consists of a group of approximately 50 highly skilled researchers working in a top-down manner to improve safety in real life traffic situations.

The work starts with understanding various traffic environments and the type of accidents occurring within it. Different accident databases are used to get a macro picture of the traffic situations in most countries and regions. This understanding is leading into micro investigations or deep studies in Autoliv’s research laboratory to find new solutions and completely new safety systems.

Development and Engineering

Autoliv has approximately 4,000 engineers for product development and application engineering.

Autoliv has a unique capability compared to our competitors, by being the only automotive supplier that has dedicated resources to perform full-scale vehicle crash tests. This specialized service and expertise, when combined with our advanced crash simulations (CAE), allow us to optimize our products and other safety critical functions to the particular structure of the planned vehicle.

Current Investments

During 2010, gross expenditures for Research, Development and Application Engineering (R,D&E) amounted to $490 million compared to $428 million in 2009 which correspond to 6.8% of sales in 2010 and to 8.4% in 2009.

Of the amounts, $129 million in 2010 and $106 million in 2009 were related to customer-funded engineering projects and crash tests.

Net of this income, R,D&E expenditures in relation to sales declined in 2010 by 1.3 percentage points to 5.0%. Of the $361 million expense in 2010, 76% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 24% was not only for completely new innovations but also for improvements of existing products, standardization and cost reduction projects.

Future Investments

During 2011, we expect to spend close to $70 million more in RD&E mainly to increase our engineering capability in Asia and to accelerate our efforts even further in active safety, thereby reinforcing our long-term commitment to innovation and technology.

Patents

Our commitment to technological leadership is evidenced by our strong position in patents. In 2008 (the latest year with official statistics), Autoliv accounted for 7% of all new automotive safety filings, higher than any other safety system supplier.

Autoliv holds more than 6,000 patents covering a wide range of innovations and products in automotive safety and key supporting technologies, an increase (partly due to acquisitions) from 5,000 in 2009.

Investing in Social Responsibility

For a company creating products that save lives and reduce traffic injuries, social responsibility is not new. It has been our core business for more than 50 years.

OVER 1.2 MILLION PEOPLE perish each year on the world’s roads, and between 20 and 50 million suffer serious injuries according to the World Health Organization (WHO). Road traffic injuries especially affect younger people. Among people aged 5 to 44 traffic accidents are one of the top three causes of death. While road traffic death rates in many high-income countries are declining, WHO’s data suggests that in most regions of the world this epidemic of road traffic injuries is still increasing. By 2030, traffic fatalities are expected to almost double to 2.4 million.

Therefore, helping to save more lives will be the most important contribution Autoliv can make to social responsibility (SR).

Contribution to Protecting the Environment

The environmental impact from our operations is generally modest, since most of our manufacturing consists of the assembly of components. For instance, Life Cycle Assessments (LCA) show that the CO2 emission from Autoliv account for 1% of the 31.4 kg emitted during the life of a driver airbag and that the driving of the vehicle and the raw material production for the airbag generate almost 100 times more carbon dioxide.

As a consequence, the most important contribution we can make to the environment is to design and develop low-weight and environmentally-friendly safety systems. Even a small reduction in weight contributes to the environment through lower fuel and emission throughout the car’s entire life. Helping our customers in their efforts to meet the stringent CO2 and CAFE (Corporate Average Fuel Economy) requirements is important for them, and thus a competitive tool for us.

Although Autoliv’s CO2 emissions are low, we have launched several energy saving programs, ranging from automatic lighting systems to heat recovery of cooling water. The total energy consumption (incl. electricity and heating) by all Autoliv facilities was 666 GWh during 2010, which corresponds to 234,000 metric tons of CO2 (using the Greenhouse Gas Protocol). This was an increase of 30% from 2009 and in line with Autoliv’s organic sales increase in 2010.

With our strong global presence we can minimize the environmental impact imposed by logistics when procuring parts and supplying finished products to our customers. By improving our logistic systems we also benefit financially.

Assisting Customers and Suppliers in SR

Since 2006, the European directive End of Life of Vehicle (ELV) requires that 85% of all material in new vehicle models must be recoverable. The level will be raised to 95% by 2015.

Although the directive on ELV only specifies recovery levels for the whole vehicle and not for individual components, we make sure that our products meet or exceed the legal requirements.

It is our policy that every Autoliv facility shall be certified according to ISO 14001. The few remaining non-certified plants are essentially new manufacturing facilities that have not yet been certified.

All Autoliv facilities measure and continuously improve their relevant environmental measurables , such as energy and water consumption, emissions to air, transportation and the use of packaging materials. For energy, which is the most important measurable in Autoliv, we have corporate reduction targets.

We also work closely with all of our suppliers to encourage them to implement an environmental management system, according to ISO 14001. We also require them to adhere to our environmental policy (see www.autoliv.com).

We Care

Every year, our products save 25,000 lives, help prevent at least ten times as many severe injuries and save tens of billions of dollars for societies all over the world. This is the most important contribution from Autoliv to society.

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

Ethical Code

We adhere to the highest level of ethical and social behavior. The standards and rules are set in our “Code of Business Conduct and Ethics” which can be downloaded from www.autoliv.com. The code applies to all operations and all employees worldwide. The local Autoliv president in each country is responsible for communicating the code to the employees in that country. In addition, in late 2010, we introduced an e-learning program with an exam on our intranet. By mid-February 2011, 4,400 Autoliv associates had already passed the exam and testing will be rolled out further during the year.

Also in 2010, we produced a more reader-friendly version of our ethical code. This version is now being rolled out, in 15 different languages, among our employees.

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

In addition, our employees are encouraged to report any violation of law or Autoliv’s ethnical codes. It can be done anonymously by email or by using a special hotline number in each country.

A few years ago, we started a social responsibility assessment of our operations in the low cost countries in Asia, where we are rapidly expanding. These assessments show that all of our plants in these markets maintain good overall standards and practices. The following years, we continued the assessment in Eastern Europe and other countries, with similarly good results.

Our leading suppliers are monitored as part of our regular quality audit process.

As part of our social responsibility activities, Autoliv Southern Africa started an AIDS program already in 2000. The program includes both tests and education for our employees and their spouses.

Our company is now fortunate to have one of the lowest ratios of HIV positive employees in the country.

Autoliv South Africa was recently shortlisted for the SWHAP Achievement Award 2010 for Most Comprehensive Program and nominated for the SWHAP Achievement Award 2010 for Most Innovative Intervention.

The Company actively supports children orphaned by AIDS, some of them are orphans of our ex-employees.

Dedicated and Motivated Employees

Our people are the foundation of our success. To find, develop and retain people with the right skills and talents for the right positions is therefore a top priority.

FINDING THE RIGHT PEOPLE is paramount for a sustainable development of a company. This has been a top priority for Autoliv especially in 2010 when total headcount in our company rose by more than 5,400 people. Finding skilled people will continue to be pivotal in 2011, particularly in our growth markets.

We make concerted efforts to recruit well-educated people and/or provide adequate trainings in producing and developing life-saving products. In all plants, we have on-the-job and skills development trainings, where work safety is also an important element in addition to understanding the manufacturing process and the product technologies.

We offer excellent work conditions, safe work places and many interesting work tasks, and Autoliv is in the forefront of technology, a global market leader that is saving lives; all of this helps to attract and retain skilled people. Another advantage in the recruiting process, is our close relationship with all the important vehicle manufacturers in the world. For potential employees in our tech centers, Autoliv’s close relationship with universities and colleges is another attraction factor.

We are committed to maintaining this environment that attracts high performers and keeps them motivated. Effectively communicating and cascading corporate strategy is our key method for creating such a workplace, and is critical for enrolling associates in our shared vision.

Motivated Employees

Even great ideas are meaningless without robust processes, motivated employees and talented teams in place to take them from concept to reality. Fortunately, Autoliv has a long track record of lean manufacturing and culture of continuous improvement which encourages all employees to be creative and put forward their improvement ideas. Who is better to propose improvements in, for instance, manufacturing than the line operators themselves?

We have therefore made the number of improvement suggestions per associate one of our 16 operational key performance indicators (KPI), by which our 80 facilities globally are benchmarked every quarter. During 2010, this KPI continued to improve as seen from the index chart below. In North America alone, more than 215,000 employee suggestions were received and 6,000 team improvement projects were implemented during 2010 and shared across the region, helping us reduce waste and improve labor efficiency at a record pace.

Employee Safety

Our very first key performance indicator is employee safety. The target for each plant is zero injuries, of course. In 2010, 18 plants managed to meet this target, an improvement from 10 plants five years ago.

Our overall injury level globally continues to decline as seen in the graph below, from an already low level. Since we are dedicated to the business of protecting people and saving lives, we feel a unique responsibility to ensure the safety, health and well-being of our associates. For instance, we have introduced a global “first alert” system which uses our worldwide network of safety representatives to share information readily among all plants should a machine or process require any type of corrective process as a result of a safety concern. With this timely notification, plants using similar equipment or processes can promptly analyze their own resources and work to prevent future risk.

Employee Well-being

A third indicator of the well-being of Autoliv’s most valuable asset is labor absenteeism, although this indicator also often reflects the welfare systems and levels of sick leave compensations in the various countries where we operate. We measure labor absenteeism as labor hours lost due to sickness in relation to total possible labor time.

This ratio used to be relatively high due to our operations in Western Europe. However, we have made dedicated efforts during a number of years. As a result, labor absenteeism has been cut by half from the 2006 levels.

Employee Development

As part of our intensive global effort to train or recruit associates for future leadership positions, we recently launched the Autoliv Development Center, as a supplement to our existing training activities and leadership selection tools. First introduced in our European region, this tool has been used successfully to assess both the current performance level of employees in specific functions and their potential for further growth and development.

Participating in a variety of role-play exercises, management candidates are observed by senior management team members who offer candid, constructive feedback used to place these high potential employees in positions that best utilize their talents and enhance their potential. This tool is especially powerful in our succession planning and talent management processes.

Ongoing training and development enhances the knowledge and skills of our associates and gives them increased job mobility while providing management an increasingly diverse pool of talented resources. These and other similar activities not only reinforce Autoliv’s competitiveness as an employer but strengthen our ability to maximize customer and shareholder value, helping us grow our sales.

Employee Diversity

Due to Autoliv’s global presence, the Company’s workforce reflects the diversity of the 29 countries in which we operate. However, simply having diversity in our workforce is not enough. We work hard to create an inclusive environment where all people can contribute their best work regardless of age, gender, ethnicity or other differentiating factors.

We place special priorities on diversity in selection of professionals for our training program and succession planning to achieve balance and competence in our workforce and management.

The average age of our personnel is 34 years and 49% are women. Seventy percent of our 43,300 associates are direct workers and 17% other personnel in manufacturing, 9% are involved in R,D&E and 4% in sales and administration.

Global Presence

With operations in 29 countries and one of the broadest customer bases of any automotive supplier, Autoliv has the best global footprint in its industry.

Our Market

Autoliv’s market is expected to grow at an annual rate of approximately 6%, and we have been increasing our global market share.

OUR MARKET - the global occupant restraint market - is driven by two factors:

1. Light vehicle production (LVP), which is expected to grow all over the world. For the years 2011 through 2013, the average global growth rate is expected by IHS to be 7% per year. This is due to the recovery in LVP in established markets after the crisis and the long-term LVP growth primarily in Asia.

2. Safety content per vehicle (CPV), which is driven by the number of airbags and other safety systems in each vehicle and the value of these safety systems. The global average value grew by 3% per year up until 2004 when virtually all of the increase in global LVP was in established markets in North America, Western Europe and Japan where average CPV now is $300 or more. However, since the middle of the last decade, the global average CPV value has remained at approximately $250. This reflects - in addition to price erosion - the shift in global LVP to more small cars and to the Rest of the World (RoW), where the CPV is currently around $200. However, these low safety-content vehicles also add to the size of our market, and the safety standards of vehicles in the emerging markets are increasing long term.

Growth by Region

In 2010, the global occupant restraint market increased by 21% to $18 billion. This was a record high growth rate due to the sharp recovery in LVP.

During the next three years through 2013, our market is expected to grow at an annual rate of 6% to $21 billion due to an anticipated continued recovery in global LVP and higher penetration rates for airbags and advanced seatbelts.

The European market (where Autoliv currently generates 38% of sales) is expected to grow at an average annual rate of 3%. The North American market (29% of sales) is expected to grow at a rate of approximately 7%, the Japanese market (11% of sales) at 1.5% and the RoW market (22% of sales) at a rate of almost 10%.

For Autoliv, this mix in global LVP growth will be negative since our market share in Europe and North America is higher (slightly above 40%) than in the RoW, where we estimate Autoliv’s market share to be approximately 30%.

Growth by Product

Unlike global LVP which Autoliv can not influence, we can effect the other growth driver of our market by continuously developing new higher value solutions. This increases long-term the average safety content per vehicle and has, historically, caused the automotive safety market to grow faster than the underlying LVP. A steady flow of new technologies to the market has also enabled Autoliv to outpace its market and take market share. For instance, during the last ten years, Autoliv’s consolidated sales have increased at an average annual rate of nearly 6% compared to 4% for our market and slightly more than 2% for light vehicle production.

We expect this trend to continue as we have a stronger position in the fastest growing product lines of the market. The highest market growth rate is expected for various side-impact airbags. This section of the market, where we estimate Autoliv’s market share to be around 40%, is expected to grow at an average rate of 7% to $5.4 billion by 2013. This is partially due to new regulation in the U.S. that make side airbags mandatory in all new vehicles beginning in September 2013.

On the other hand, the market for frontal airbags where Autoliv has a market share of around 27%, is expected to grow at an annual rate of 4% to $5.7 billion by 2013. Consequently, we expect Autoliv to benefit from the fact that the demand for side airbags is growing faster than demand for frontal airbags.

In seatbelts, our global market share has grown to almost 40%, primarily by Autoliv being the technology leader with several important innovations such as pretensioners and load limiters. Our strong market position in seatbelts is also a reflection of our superior global footprint. Seatbelts are the primary safety product and also an important requirement in low-end vehicles for emerging markets. This gives us excellent opportunities to benefit from the expected growth of this segment of the market which is projected to grow at an annual rate of 5% to approximately $5.7 billion by 2013.

Passive safety electronics have grown in line with the general market and continue to account for close to 20% of the market. In this product line, Autoliv has doubled its market share to more than 20% in 2010 from 8% in 2000. This has been achieved both through acquisitions and by customers taking full advantage of our highest-value safety system solutions by sourcing electronics and airbags from the same supplier. Our new electronic control unit (ECU) has also been important for strengthening our market position. This ECU is the first product that integrates active and passive safety (see pages 12-15 in the Annual Report).

The active safety market, mainly radars and vision systems, where Autoliv operates is still small but it is growing very fast; from $400 million in 2010 to an estimated $1.1 billion by 2013. We estimate Autoliv’s current market share in these product lines of to be around 20%.

Sales by Customer

Our strong global presence is contributing both to a more diversified customer mix and to achieving growth above the average market rate. This is evidenced by, for instance, Autoliv’s growing sales in South Korea, Thailand and the in the BRIC countries. It is also evidenced by the fact that Asian vehicle manufacturers now account for 35% of Autoliv’s sales globally compared to 19% ten years ago, while Ford, General Motors and Chrysler (“the D3”) now account for 26% of our global sales compared to 38% in 2000. This is also due to a change in global market share among the vehicle manufacturers.

As a technology leader, premium vehicles are especially important in terms of sales per vehicle but also as a way to introduce new technologies in the market. This is evidenced by Volvo, BMW and Daimler that have introduced many of Autoliv’s “world-first products”. Volvo, BMW and Daimler now account for 0.5%, 2.0% and 2.1% of the global vehicle production but for 3%, 5% and 4%, respectively, of our sales.

Change in Competition

The growth in emerging markets and the slowdown of growth in Western Europe and North America are also changing the competitive landscape in our industry. Generally, Autoliv’s major competitors are TRW and Takata, each of which accounts for around one fifth of the global automotive occupant restraint market, while Autoliv accounts for more than one third of this market.

TRW is an American company, listed on the New York Stock Exchange, with strong market positions especially in North America and Europe.

Takata is a family dominated company with 25% of its shares listed on the Tokyo Stock Exchange. Takata is especially strong in North America and its domestic market in Japan.

However, in Japan, South Korea and China there are a number of local manufacturers that often have close ties with the domestic vehicle manufacturers in these countries. Toyota, for instance, has in-house suppliers for seatbelts, airbags and steering wheels that receive the majority of the Toyota business in Japan for these products. Consequently, these safety product suppliers are often the toughest competitors in these markets.

During 2010, the consolidation of our industry continued as Delphi exited the occupant passive safety market. Virtually all of Delphi’s market share was resourced by the vehicle manufactures to Autoliv.

Efficient Global Manufacturing & Purchasing

Through our effective total cost management in manufacturing and purchasing we create customer and shareholder value.

OUR MAIN TARGETS for cost efficiency are to:

•	Reduce direct material costs at the same rate as our market prices decline, i.e. by at least 3% annually.

•	Consolidate 90% of purchased value to our long-term strategic suppliers and more than 50% to low-cost countries (LCC).

•	Improve labor productivity by at least 5% per year.

Reduce Impact of Raw Material Prices

Approximately half of our revenues are spent on direct materials (DM) from external suppliers. The raw material content in these components currently represents 48% of the direct material cost, while the other 52% represents the value added by our supply base (for more details on dependence on raw materials and component costs, see page 46 in the Annual Report).

The raw material value portion in our costs for components has increased from 19% of net sales in 2006 to 25% in 2010, primarily due to increasing raw material prices. This ratio is expected to remain on a high level also due to the shift in our purchasing mix.

By shifting sourcing of components to LCC, we reduce the labor portion in our component costs, but the raw material portion of the costs is unaffected by these shifts since raw material prices are global. Our strategy to consolidate purchasing volumes to fewer suppliers has a similar effect on this ratio since this change affects the value-added portion of component costs but not the raw material portion.

The most efficient cost-reduction method is replacing existing designs and components with new, standardized and more cost-efficient ones. We particularly focus on reducing weight and complexity in our designs as a method to reduce cost.

Supplier Consolidation

Another tool aimed at reducing direct material cost is our strategy to consolidate purchases to fewer suppliers in order to give them higher volumes, thereby helping them reduce costs and, as a result, their prices to us.

In 2005, when this strategy was adopted, 35% of our component sourcing was with the long-term strategic suppliers. During the following years, this ratio increased to 77% at the end of 2009, but decreased to 69% during 2010. This decline was due to the addition of new suppliers as a consequence of several acquisitions. However, the underlying trend is still positive and we expect to reach our strategic target of 90% within five years.

Sourcing in Low-Cost Countries

We are also actively increasing our level of component sourcing in LCC. During 2010, sourcing in these countries rose as a portion of total direct material costs by 2 percentage points to 45%, despite a lowering effect from recent acquisitions. When this program was initiated in 2004, this ratio was less than 15%. Our target which is 50% is expected to be reached by the end of 2012.

Through the above-mentioned strategies we have met our direct material cost reduction target of at least 3% every year, except in 2005 and in 2008 when, in particular, steel prices sky-rocketed. Also during 2010, we had headwinds from higher raw material prices but we still managed to meet our target and achieved a net savings rate of 3.5%. Excluding the price effect from raw materials, the savings exceeded 4%, well above our target of at least 3%.

Labor Productivity Improvements

The second most important type of cost is wages, salaries and other labor costs. In 2010, these costs corresponded to 21.8% of sales, which was a reduction from 25.4% in 2007, the last comparable year unaffected by the financial crisis.

This reduction has been achieved by restructuring of operations, expansion in LCC and move of production to LCC, and by continuous productivity improvements.

Due to the crisis and the drop in light vehicle production, we had to reduce headcount by 4,200 or 21% in high-cost country (HCC) from the 2007 level. During the same three years, we have increased headcount by 5,600 or 26% in LCC.

As a result, 22,000 or 72% of our direct workers were in LCC at the end of 2010. Our average headcount cost in LCC is only 17% of the average headcount cost in HCC. These trends are the main reasons for the reduced labor cost in relation to sales.

In addition, by moving and building capacity in emerging markets in Eastern Europe and Asia, Autoliv becomes well-positioned to take advantage of growth opportunities in these markets.

We measure productivity improvements in manufacturing in labor minutes per produced unit (LMPU). During the last three years, we achieved LMPU reductions of approximately 6% each year. Consequently, Autoliv managed to reach its productivity improvement target of at least 5% per year both when LVP dropped sharply during the crisis and in 2010 when there was a strong sales increase in LCC.

Since we use less automation and more labor-intensive manufacturing processes in LCC, shifts of production to LCC can negatively impact our average global LMPU, although the productivity in individual LCC may actually improve.

Through automation of our manufacturing processes, we can achieve productivity improvements in HCC and thereby continue to support our customers with manufacturing close to their assembly plants in North America, Western Europe and Japan.

Quality Excellence

We can never lose sight of why we work for our company, to save lives! This is why we can never compromise on quality or safety.

OUR PRODUCTS NEVER GET A SECOND CHANCE. Quality is a key to our financial performance, since quality excellence is critical for winning new orders, preventing recalls and maintaining low scrap rates. In addition, quality improvements further enhance our image among customers, employees and authorities.

Therefore, we are fully committed to provide quality products and services to all our customers.

This pursuit of excellence is a continuous improvement process, driven by our ability to anticipate and respond to the challenges of a rapidly changing automotive industry.

New Step in Proactive Quality Culture

Although quality has always been paramount in the automotive industry, especially for safety products, vehicle manufacturers have become even more quality-focused with even less tolerance for deviations. This intensified quality-focus is partially due to a sudden increase in the number of vehicle recalls due to a variety of reasons (not just safety) coupled with a few highly publicized vehicle recalls. In 2010, more than 20 million vehicles were recalled in the U.S. alone. This trend is likely to continue as vehicle manufacturers introduce even stricter quality requirements.

In response to this trend and to improve our own quality, we launched in the summer of 2010 the next step in our strategy of shaping a proactive quality culture of zero defects. It is called “Q5” because it addresses quality in five dimensions: products, customers, growth, behavior and suppliers.

The goal of Q5 is to firmly tie together quality with value within all our processes, for all our employees, thereby leading to the best value for all our customers.

We believe this will advance our leadership position even further in automotive safety. When we get our customers’ acknowledgement and confirmation that our products and services are superior to anything else on the market, we know we are on our way toward reaching our goal.

Flawless Products and Deliveries

In our pursuit of excellence we have developed a chain of four “defense lines” against quality issues. These defense lines are systems that should ensure 1) robust product designs, 2) flawless components from suppliers and our own component companies, and 3) on-time deliveries of flawless products to our customers. The fourth “defense line” is systems for verifying that our products conform with specifications and an advanced tracability system in the event a recall.

In our product conformity verifications we register all deviations and include them in our quality measure, which is “parts per million” (PPM). Our quality target used to be a customer reject rate of not more than 10 PPM. To illustrate how tough this target is, it could be compared to not having even one rainy day in 257 years. However, in accordance with our zero defect principle and our customers’ increased focus on quality, we have now tightened that target to no defects at all.

When quality deviations occur, they very rarely affect the protection provided by our products. Virtually all deviations are, instead, due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the look and feel is important to the car buyer.

Our Quality Performance

For the last ten years, we have successfully reduced our PPM levels year-over-year. In the last five years, the reduction has been a six fold decrease in our customer reject index. In 2010 alone, the reduction was 20% compared to the 2009 level.

However, in 2010, we also experienced some quality issues, leading to GM recalling approximately 130,000 cars. Fortunately, there were no reports of injuries due to these products, but there was a risk that the products would not operate fully as intended. The cost for the recalls has already been accounted for in 2010. However, GM has informed us that they will award us new business only when specific conditions have been met (see also page 47 in the Annual Report). We are committed to meeting these specifications as quickly as possible, and expect to expand our investment in quality during 2011 twice as fast as our sales growth.

Quality Improvements in the Supply Base

In our pursuit of zero defects, it is critical to prevent non-conforming components from entering our manufacturing plants. This is one of the most important “lines of defense” against quality issues. We therefore work very closely with our suppliers, and train them to meet our demanding quality requirements.

All requirements, policies and procedures for the collaboration between us and our suppliers are specified on the Autoliv Supplier Manual (ASM). Suppliers are required to sign and accept the ASM. This is a requirement in the qualification of new suppliers.

The ASM has a strong focus on quality, ranging from the supplier pre-qualification requirements, through supplier development and component quality assurance, to regular supplier status reviews. It also encourages suppliers to maintain continuous improvement programs.

Suppliers are trained to comply with the ASM and all suppliers are rated in terms of quality and delivery performance on a monthly basis. The focus on quality in managing our supply base is necessary not only to ensure flawless parts but also to improve efficiency and low cost in our operations.

ISO Certifications

We have the policy that all of our facilities should be certified according to the automotive quality standard ISO/TS 16949. We also require our suppliers to be certified according to this standard or a similar quality management standard.

At the end of 2010, all of Autoliv’s manufacturing facilities were certified to ISO/TS 16949.

How to Achieve Zero Defects

Product Development

Autoliv’s Product Development System (APDS) ensures that all new products pass five mandatory checkpoints: 1) project planning, 2) concept definition, 3) product and process development, 4) product and process validation, and 5) product launch. In this way, we proactively prevent problems and ensure we deliver only the best designs to the market.

Supplier Manual

Autoliv’s Supplier Manual (ASM) focuses on preventing bad parts from being produced by our suppliers, and helps eliminate bad intermediate products as early as possible in our assembly lines.

Production System

Through the Autoliv Production System (APS), all our employees are working according to the continuous improvement principles. Our associates are also trained to react on anomalies and to understand the critical connection between themselves and our lifesaving products.

Mistake Proofing

Through the Autoliv Quality System (AQS) we verify flawless quality by using mistake-proofing methods such as Poka- Yoke, in-line inspections, and cameras and sensors to prevent us from delivering bad products. We also maintain an advanced product traceability system.

Value-Creating Cash Flow

By creating customer satisfaction, maintaining tight cost control and developing new products, we generate cash for long-term growth, financial stability and competitive returns to shareholders.

AUTOLIV HAS ALWAYS had a strong focus on cash flow and cash flow generation.

On average, operations have generated $674 million in cash per year during the last five years. The highest level was $924 million in 2010 and the lowest level $493 million in 2009. Consequently, even in the challenging 2009 when sales dropped by 21%, the Company recorded substantial positive cash flow. Operating cash flow has always exceeded capital expenditures, even during the latest recession.

Capital Efficiency Improvements

Autoliv’s strong cash flow reflects both the Company’s earnings performance and improvements in capital efficiency.

From a peak of $724 million at the end of 2006, we have released $336 million from inventories and other working capital items, despite $1 billion higher sales in 2010.

As a result of the improved working capital efficiency, operating working capital at the end of 2010 corresponded to 5.4% of sales, well in line with our policy of not more than 10%. Although, the 2010 (and 2009) level was exceptionally low due to restructuring reserves, we expect to meet this target also for the next few years.

In addition, we have reduced funds tied up in property, plant and equipment (PPE) by 19% or $234 million from a peak of $1,260 million at the end of 2007, despite acquisitions which have added $37 million.

These improvements in operating working capital and PPE were especially significant in 2009 and 2010 when we substantially stepped up our restructuring efforts. The improvements are the results of plant consolidations and a number of other activities such as outsourcing, expansion in low-cost countries (where less capital-intensive manufacturing processes can be utilized), and simplification of manufacturing processes by product redesign.

Furthermore, goodwill and other intangibles have remained relatively unchanged despite acquisitions. This stability is due to the fact that we abstained from making major acquisitions before the crisis in 2008 when companies were more expensive. It is also due to the fact that our subsequent acquisitions, since the third quarter in 2008, have only added $49 million in goodwill and intangibles, compared to total goodwill and intangibles of around $1.7 billion.

As a result, we have reduced the average annual capital employed by 11% from a peak in 2007 of $3.5 billion to $3.1 billion in 2010. Despite this, sales were 6% higher in 2010 than in 2007. Therefore, Autoliv’s capital turn-over rate has improved by more than 19% to 2.3 times from less than 1.9 times before the crisis.

We expect sales - as well as earnings - to continue to grow faster than capital employed, thereby continuing to generate a strong cash flow.

Our Cash Flow Model

When analyzing how to best use our operating cash flow (of $924 million in 2010 and $493 million in 2009), the Autoliv Board uses the model depicted above to create shareholder value. The model takes all important variables into account such as the cost of marginal borrowing, the return on marginal investments and the price of Autoliv shares. When evaluating the various uses of cash, the Company weighs these decisions against the need for flexibility due to the cyclical nature of the automotive industry.

Debt Policy

Autoliv’s policy is to have a leverage ratio significantly below 3.0 and an interest coverage ratio significantly above 2.75 (for definitions, see page 79 in the Annual Report). We also want Autoliv to have a long-term credit rating that is “strong investment grade”.

Due to the financial crisis and substantially increased restructuring reserves, Autoliv could not maintain compliance with the policies beginning in the first quarter 2009, and Standard and Poor’s downgraded the Company three notches to BBB- within four months from November 2008. Therefore, we focused even more on cash generation and the top-priorities for the use of cash were to reduce debt and to participate in and drive consolidation of our industry.

In 2010, $536 million of generated cash was therefore used for debt reduction and $551 million in 2009. From a peak in net debt at $1.3 billion in the midst of the crisis, the Company reduced its net debt to only $127 million at year end 2010. During the first quarter 2010, we returned to compliance with our debt policies and on December 31, 2010, the leverage ratio and the interest coverage ratio were 0.1 times and 14.1 times, respectively. In July 2010 we also regained our BBB+ rating. This provides flexibility to make acquisitions and the potential to raise returns to shareholders, while providing a solid financial foundation in the cyclical automotive business.

Investing in Operations

To create long-term value for shareholders, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. In Autoliv’s case, return on capital employed has usually (i.e. except during the crisis in 2008–09) exceeded 12%, which is the Company’s estimated cost of capital before tax (in 2010, the return was 28%).

Consequently, in 2010, $220 million of cash flow was re-invested in the operation in the form of capital expenditures. This was an 82% increase from 2009, and we expect a further increase in 2011 to $300–350 million to maintain and expand our business. In 2009, capital expenditures were below the long-term trend. This was not only a result of the crisis which reduced the long-term need for manufacturing capacity in high-cost countries, but it also reflects Autoliv’s capacity build-up in 2004–07 in China and our other growth markets. This enabled the Company to strengthen our leadership position when those markets rebounded. However, the capacity in these growth markets has already become fully utilized. This will lead to a further increase in capital expenditures in 2011.

Acquisitions

In order to further accelerate the Company’s growth and drive industry consolidation, we used $141 million of the year’s cash flow for acquisitions of new companies or the remaining shares in consolidated subsidiaries. This was a significant increase from $41 million in 2009.

Focus was on acquisitions in Asia and in the fast growing segment of active safety and safety electronics.

Shareholder Returns

Once the Company had met its debt policy, Autoliv could resume declaring dividends to shareholders, and $58 million of the 2010 cash flow was returned to shareholders. The first dividend, which was paid in the third quarter, was 30 cents per share. The next dividend in the fourth quarter was raised to 35 cents per share, a 17% increase.

Autoliv declared a dividends of 41 cents per share in the two quarters preceeding the crisis, corresponding to an annualized pay-out of $115 million. Historically, the dividend typically represented a yield of 2-3% in relation to the Autoliv share price.

Share Buybacks

Until the financial crisis broke out in September 2008, Autoliv purchased its own shares but has not yet re-activated its existing repurchase mandate. Repurchases of shares could create more value for shareholders than dividends, if the share price appreciates long-term, as in Autoliv’s case. The Company’s 13.8 million treasury shares have been repurchased at an average cost of $42.93 per share, compared to the closing price in 2010 of $78.94, an appreciation of 84%.

Repurchased shares could also be used to quickly enhance a company’s financial position. Autoliv took advantage of this opportunity in March 2009 when the Company enhanced its equity base by using treasury shares. This capital raise also allowed Autoliv to acquire assets from financially distressed competitors, receive a credit commitment on favorable terms from the European Investment Bank and defend and improve the Company’s Standard & Poor’s credit rating.

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

Share Price Performance

As a result of these value creating strategies, the Autoliv stock has outperformed most of its automotive industry peers on both the New York and Stockholm stock exchanges (see page 32 in the Annual Report).

Share Performance and Shareholder Information

The Autoliv stock increased during 2010 by close to 80% to an all-time record high.

Share Performance

In 2010, Autoliv stock recorded an all-time high, both on the New York Stock Exchange (NYSE) and on the NASDAQ OMX Exchange in Stockholm.

New York

On the primary market for the Autoliv securities, i.e. the New York Stock Exchange (NYSE), Autoliv’s stock increased by 78% during 2010, nearly twice the increase of the S&P 1500 Auto Components Index, to close at almost $80. During the same period the S&P 500 index rose by just 11%.

From the beginning of 2006 to the end of 2010, the Autoliv share price increased by 66%, while the S&P 500 Index remained virtually unchanged. The S&P 1500 Auto Components index increased by 21% during the same period.

In New York, the average daily trading volume in Autoliv shares was 387,102 in 2010 compared to 424,223 in 2009.

Stockholm

In Stockholm, the price of Autoliv Swedish Depository Receipts (SDR) increased by 70% to 533 SEK during 2010 compared to a 23% increase in the OMX All Share Index. Compared to the OMX Automotive Index that was commenced at the end of 2006, Autoliv’s SDR has increased in line with its peers in Sweden.

In Stockholm, the average daily trading volume increased by 40% during 2010 to 604,533 from 435,667 in 2009.

In 2010, the Autoliv SDR climbed 11 places to become the 20th most traded security in Stockholm. Of the total exchange trading, the Autoliv stock accounted for 1.6% compared to 0.7% during 2009. In Stockholm, Autoliv’s SDRs are traded on the stock exchange’s list for large market capitalization companies.

Number of Shares

The number of shares outstanding increased during 2010 89.0 million from 85.1.

In 2010, Autoliv accepted the accelerated exchange of 36% of the Company’s equity units, originally issued in March 2009, into 3.1 million shares and cash. The number of shares outstanding will be further increased on April 30, 2012 from the exchange of the remaining equity units. This will increase the number of shares outstanding between 5.7 and 6.8 million shares. The exact number of shares will depend on the average stock price shortly before April 30, 2012 (see Note 13).

Stock options, if exercised, and granted Restricted Stock Units (RSUs) could increase the number of shares outstanding by 1,155,966 and 360,928, respectively. This would increase the total number of shares by 1.7% (see Note 15).

In November 2007, the Board of Directors authorized a fourth Share Repurchase Program for up to 7.5 million of the Company’s shares. On December 31, 2010, 3.2 million shares remained of this mandate for repurchase. On December 31, 2010, the Company had 13.8 million treasury shares, including 6.8 million which are reserved for the equity unit offering.

Number of Shareholders

Autoliv estimates that the total number of beneficial Autoliv owners on December 31, 2010, to approximately 60,000 and that approximately 51% of the Autoliv securities were held in the U.S. and approximately 35% in Sweden. Most of the remaining Autoliv securities were held in the U.K., Central Europe and Canada.

On December 31, 2010, Autoliv’s U.S. stock registrar had more than 2,600 holders of Autoliv stock, and according to our soliciting agent, there were nearly 40,000 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to the depository bank in Sweden, there were 15,000 record holders of record of the Autoliv SDRs and according to the Swedish soliciting agent nearly 3,000 “street names” of the SDRs. Many of these holders are nominees for other, non-Swedish nominees.

The largest shareholders known to the Company are shown in the table below.

Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan adopted by the Shareholders and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of:

Stock options

Restricted Stock Units (RSUs)

All options are granted for ten-year terms, have an exercise price equal to the fair market value of the share at the date of the grant, and become exercisable after one year of continued employment following the grant date.

Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement (see Note 15).

Dividends

If declared by the Board, quarterly dividends are paid on the first Thursday in the last month of each quarter.

The record date has historically been one month earlier and the ex date (when the stock trades without the right to the dividend) is typically two days before the record date.

Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv’s corporate website.

Annual General Meeting

Autoliv’s next Annual General Meeting of Stockholders will be held on Tuesday, May 10, 2011, at The Four Seasons Hotel, 120 East Delaware Place, Chicago, Illinois, 60611 USA.

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

Financial Calendar
April 20, 2011	Q1 Report
May 10, 2011	Stockholders AGM
July 21, 2011	Q2 Report
October 25, 2011	Q3 Report

KEY STOCK PRICE DATA

New York	Price ($)	Date
Opening	44.27	Jan 4, 2010
Year high	81.96	Dec 21, 2010
Year low	40.35	Jan 28, 2010
Closing	78.94	Dec 31, 2010
All-time high	81.96	Dec 21, 2010
All-time low	12.01	Mar 6, 2009

Stockholm	Price (SEK)	Date
Opening	314.00	Jan 4, 2010
Year high	560.00	Dec 21, 2010
Year low	297.00	Jan 20, 2010
Closing	533.00	Dec 30, 2010
All-time high	560.00	Dec 21, 2010
All-time low	113.25	Mar 9, 2009

THE LARGEST SHAREHOLDERS1)

%	No. of Shares	Holder Name
6.9	6,170,000	Alecta Pension Insurance Mutual
4.9	4,320,587	LSV Asset Management
4.8	4,272,339	AMF Pensionsforsakring AB
3.8	3,343,592	Swedbank Robur Fonder AB
3.2	2,873,403	Fidelity Management & Research Co.
1.0	900,215	Management/Directors as a group	2,3)
100.0	88,963,415	Total December 31, 2010

1)	Known to the Company, out of approximately 60,000 shareholders. 2) As of February 22, 2011. 3) Includes 458,230 shares issuable upon exercise of options that are exercisable within 60 days.

SHARE PRICE AND DIVIDENDS

	New York (US$)			Stockholm (SEK)			Dividend declared	Dividend paid
PERIOD	High	Low	Close	High	Low	Close
Q1 2010	$54.07	$40.35	$51.53	391.50	297.00	373.50	—	—
Q2 2010	58.34	43.61	47.85	419.50	350.00	378.90	$0,30	—
Q3 2010	66.19	46.35	65.33	444.00	358.00	443.00	$0,35	$0.30
Q4 2010	$81.96	$64.26	$78.94	560.00	434.50	533.00	$0,40	$0.35

Q1 2009	$23.52	$12.01	$18.57	188.00	113.25	148.75	—	$0.21
Q2 2009	32.40	18.04	28.77	247.50	149.00	218.50	—	—
Q3 2009	37.19	26.19	33.60	265.50	209.00	234.50	—	—
Q4 2009	$44.48	$31.03	$43.36	321.00	219.00	318.50	—	—

ANALYSTS

ABG SUNDAL COLLIER	HANDELSBANKEN
Erik Pettersson	Hampus Engellau
ÅLANDSBANKEN	J P MORGAN
Fredrik Nilhov	Himanshu Patel
BANK OF AMERICA	KEY BANK
Thomas Besson	Brett Hoselton
R.W. BAIRD	MONNES,CRESPI, HARDT&CO
David Leiker	Nick Pantazis
BUCKINGHAM RESEARCH	MORGAN STANLEY
Joseph Amaturo	Eduardo Spina
CARNEGIE	NORDEA
Kenneth Toll	Johan Trocmé
CHEUVREUX	NOMURA
Johan Eliason	Alexis Albert
CREDIT SUISSE	ÖHMAN
Nihal Shah	Björn Enarson
DANSKE BANK	PENSER
Carl Holmquist	Johan Dahl
DEUTSCHE BANK	SIDOTI & COMPANY
Rod Lache	Adam Brooks
ENSKILDA SECURITIES	SOCIÉTÉ GÉNÉRALE
Anders Trapp	Philippe Barrier
EVLI	STANDARD & POOR’S
Magnus Axén	Marnie Cohen
GABELLI & CO	SWEDBANK
Brian Sponheimer	Niclas Höglund
GOLDMAN SACHS	UBS WARBURG
Stefan Burgstaller	Olof Cederholm

Important Trends

Autoliv, Inc. (“the Company”) provides advanced technology products for the automotive market. In the three-year period 2008-2010 (the time period required by the SEC to be reviewed in this analysis), a number of factors have influenced the Company’s operations. The most notable factors have been:

•	Significant swings in global light vehicle production (LVP) and shifts in the market

•	Action programs and on-going restructuring activities

•	Financial market turmoil

	2010		20091)		20081)
YEARS ENDED DEC. 31 (DOLLARS IN MILLION, EXCEPT EPS)	Reported	% change	Reported	% change	Reported	% change
Global light vehicle production (in thousands)	71,582	25	57,194	(13)	66,090	(4)
Consolidated net sales	$7,171	40	$5,121	(21)	$6,473	(4)
Gross profit2)	$1,592	88	$848	(25)	$1,124	(16)
Gross margin, %	22.2	5.6	16.6	(0.8)	17.4	(2.3)
Operating income	$869	1,159	$69	(78)	$306	(39)
Operating margin, %	12.1	10.8	1.3	(3.4)	4.7	(2.7)
Net income attributable to controlling interest	$591	5,810	$10	(94)	$165	(43)
Net margin, %	8.2	8.0	0.2	(2.3)	2.5	(1.8)
Earnings per share, EPS	$6.39	5,225	$0.12	(95)	$2.28	(38)
Return on total equity, %	22.3	21.8	0.5	(6.8)	7.3	(4.7)

1)	Severance and restructuring costs were unusually high in 2009 and 2008, when they reduced operating income by $133 and $80 million, and net income by $96 and $55 million, respectively. This corresponds to 2.6%, and 1.2% on operating margins, and 1.9% and 0.8% on net margins. The impact on earnings per share (EPS) was $1.14 and $0.76, while return on equity was reduced by 4.1% and 2.3%. In 2010, severance and restructuring costs declined to levels which are consistent with historical levels before the crisis. See also the table below “Effect on key ratios of restructuring costs” and Note 10 of the Notes to the Consolidated Financial Statements. 2) Affected by fixed asset impairments of $1 million in 2010, $5 million in 2009 and $8 million in 2008.

LVP and market shifts

The most important growth driver for Autoliv’s sales is LVP.

During the first eight months of 2008, global LVP was on its way to set a new record high of more than 70 million vehicles, which would have resulted in an increase of 2% from the 2007 level. Even as late as April, the market institutes raised their expectations, to more than 71 million vehicles. However, during the early summer months of 2008, there were signs of weakening demand, both in China and North America, and subsequently during September and October, global LVP started to plummet following the turmoil caused by the Lehman Brothers default. Therefore, the outcome for the full year was a 4% LVP decline instead of the 3% increase expected in April. The decline accelerated in the first quarter 2009, when global LVP dropped by 37% compared to the same quarter in 2008 and reached a trough at an annualized run rate of only 45 million vehicles. The market challenges were exacerbated by the fact that General Motors and Chrysler were both expected to be forced into bankruptcies.

However, this worst-case-scenario was narrowly avoided as GM and Chrysler were permitted to file for pre-arranged bankruptcies which allowed both of them to emerge from bankruptcy at an accelerated pace during the second quarter of 2009. In addition, the U.S. and Canadian governments introduced supplier support programs for GM’s and Chrysler’s suppliers. In many countries (including the U.S.) governmental scrapping incentive programs were also introduced. These actions, in combination with very light monetary policies in virtually all countries, helped curtail the sharp drop in vehicle sales and subsequently stimulated a recovery of vehicle demand in the fall of 2009. As a result, the 2009 global LVP reached 57 million vehicles, a 13% decline from 2008 compared to the decline forecasted in April 2009 of 20% for the year. The improvements continued steadily into 2010 as vehicle manufacturers increased their LVP schedules, in nearly every monthly revision, and eventually global LVP reached 71.6 million vehicles, the same run rate as before the crisis.

Although the total LVP level in 2010 was the same as the run rate before the crisis, there were significant differences in the LVP mix. Specifically, one fifth of Autoliv’s market had shifted, because LVP had dropped by nearly 20% (i.e. 8 million vehicles) in Europe, North America and Japan where the Company used to generate more than 80% of its revenues before the crisis. In contrast, LVP had skyrocketed in China, India and our other growth markets. This expansion in these markets was so strong (almost 11 million more vehicles) that it more than offset the LVP decline in the other markets. The markets in China and India stood out by increasing LVP in 2010 by 30% and 31%, respectively; by 48% and 17% in 2009; and by 6% and 11% in 2008.

Another important difference is the market share shifts among vehicle manufacturers. While these changes started long before the crisis, the turbulence in 2008 and 2009 accelerated the trends. Before the crisis, General Motors, Ford and Chrysler had a combined global LVP market share in 2007 of 23%. In 2008, their share declined to 21% and hit a low of 18% in 2009. In 2010, their market share recovered slightly to 19%. In contrast, the Japanese, South Korean and other Asian vehicle manufacturers increased their global LVP share to 53% in 2010, from 52% in 2009, 48% in 2008 and 47% in 2007.

Autoliv better balanced

Autoliv managed to proactively adapt to, and take advantage of, these dramatic market changes. This was mainly due to the following reasons: 1) early introduction and fast execution of our Action Program (see below), 2) timely investments in emerging markets before these markets took off after the crisis, and 3) strategic acquisitions. We have, for many years, strengthened Autoliv’s position globally with the Japanese, South Korean and other Asian vehicle manufacturers. We have also made substantial investments in China, South Korea, India and Thailand.

As a result of these actions and the market changes during the crisis, our Rest of the World region, which is mainly emerging markets, has grown to account for 22% of Autoliv’s sales in 2010 compared to 11% before the crisis in 2007. Additionally, North America has now grown to 29% and Japan to 11% compared to 25% and 9%, respectively, before the crisis. Chinese sales have risen to 11% of total sales in 2010 from 4% in 2007. In contrast, Autoliv’s high dependence on the European market has shrunk from 54% in 2007 to 38% in 2010. Consequently, Autoliv now has a much more balanced sales mix with sales from Asia, Europe and the Americas being essentially similar in size. This improved position in Asia is very important since the LVP in Asia is expected to continue to grow the most during the next several years.

Also as a result of our actions and the overall market changes during the crisis, Asian customers have grown to account globally for 35% of our sales in 2010 from 29% in 2009, 29% in 2008, and 27% in 2007 before the crisis. Hyundai/KIA has grown to become our fifth largest customer with 7% of sales compared to the tenth largest customer with 4% of sales before the crisis. Consequently, Autoliv’s overall customer mix has also become better balanced and reflects an improved position with the fastest growing vehicle manufacturers. For additional information on Autoliv’s dependence on certain customers and vehicle models, see page 47 in the Annual Report.

Safety Content per Vehicle

The shift in global LVP from the Triad (i.e. Europe, North America and Japan) to the other markets has also affected the other major growth driver for Autoliv’s market, i.e. the average safety content per vehicle. Up until 2004, this growth driver used to increase by an average of 3% per year when LVP and vehicle sales were highly concentrated in the Triad. During that period, global LVP used to grow at a rate of 2% per year. However, for the last six years, the global average safety content per vehicle has remained almost unchanged at around $250.

This stagnation reflects the fact that the average value is primarily determined by the balance between two conflicting trends. On one hand, the introduction of new safety technologies, regulations and various rating programs of crash performance that increases the safety content per vehicle. On the other hand, the trend that the fastest growth in global LVP is in smaller vehicles with less safety content per vehicle. In addition, there is a continued negative effect from pricing pressure from vehicle manufacturers.

In 2010, global production of premium cars and light trucks was 11% less than in 2007 despite the fact the overall global LVP increased by 4%. This drop was particularly pronounced in Western Europe and North America where many of the premium vehicles have safety content values of more than $500. On the other hand, LVP grew in China and India where the average safety values per vehicle are less than $200 and around $60, respectively, thereby creating a dilutive effect on the global average number.

However, these low safety-content vehicles also add to the size of the global automotive safety market. In addition, the safety standards of vehicles are improving in the new markets with virtually every new model introduction. This is partly due to new regulations and crash test rating programs. For instance, China introduced a rating program for crash performance of new vehicles in 2006, and Latin America introduced a similar program in 2010. NHTSA upgraded the U.S. crash-test rating programs in 2010 and in Europe, the Euro NCAP program is in the process of being upgraded. Brazil has decided to mandate frontal airbags in all new vehicles sold as of 2014 and India is considering introducing a crash-test rating program for new vehicles. All these trends should help mitigate the above-mentioned current dilutive mix effect from vehicles with low safety content and should enable the automotive safety market to grow almost in line with global LVP.

Autoliv is also committed to capitalize on the overall market trend towards smaller and lighter vehicles with research and development projects aimed at increasing the safety of smaller cars.

Investing for the future

This “small car safety” program was initiated in the midst of the financial crisis to enable Autoliv to enhance the Company’s leadership position and emerge from the crisis stronger than before. The program has helped Autoliv receive new orders when customers, after the crisis, started again to award business. The additional cost for this program was $17 million in 2009 and $14 million in 2010.

During and after the crisis, we have also stepped up our R&D undertakings in active safety. In 2010, our R,D&E expense, net increased by 12% or $38 million, of which $22 million was due to our stepped-up efforts in active safety. Investments in active safety is also the principle reason for our plans to increase gross R,D&E expense in 2011 by almost $70 million.

During and after the crisis, we have also invested in Autoliv’s future by making several acquisitions, mainly for four reasons. We acquired the automotive radar business of both Tyco and Visteon (see page 42 in the Annual Report) to improve our technology base in active safety. We acquired Delphi’s North American and European assets for Occupant Protection Systems (OPS) to consolidate our industry. We acquired the remaining shares of two of our partially owned subsidiaries to strengthen our Company: our Estonian subsidiary Norma (which is the leading safety supplier to the Russian market) and of our Japanese inflator company. Finally, we acquired Delphi’s OPS assets in Asia, which significantly strengthened our position in the expanding Asian market, particularly in South Korea and with Hyundai/Kia.

Restructuring

In response to the signs of weakening vehicle demand in the early summer of 2008, we announced in July 2008 an action program (“The Action Program”) that stepped up our restructuring efforts significantly. It led to a three-fold increase in restructuring costs in 2008 to $80 million (1.2% of net sales) and a further increase in 2009 to $133 million (2.6% of sales), while restructuring costs fell back in 2010 to $21 million (0.3% of sales) which is consistent with historical levels prior to the crisis.

In 2010, cash payments for severance compensations to employees amounted to $66 million, while remaining reserves for future employee-related restructuring payments amounted to $48 million at the end of the year. Of the 2009 restructuring costs, $50 million was paid in that year for severance compensation to employees and $5 million was for impairment costs. Of the 2008 restructuring cost, $31 million was paid for severance compensations to employees and $8 million was for asset impairment write-offs.

The Action Program and other restructuring actions generated year-over-year cost savings of approximately $70 million in 2010 and $135 million in 2009. The margin improvements hereto represented 1.0% of net sales in 2010 and 2.6% of net sales in 2009. In 2008, the margin improvement effect from the program was insignificant. See also Note 10 to Consolidated Financial Statements included herein for further information on our restructuring activities and The Action Program.

The effects on certain key ratios from restructuring costs are provided in the table on the next page.

The Action Program and other restructuring activities reduced headcount by nearly 10,000 people or close to 25% within nine months following the announcement of the program in July 2008. After these nine months, we saw stabilization in global LVP during the second quarter 2009 and, in the third quarter, a gradual LVP-recovery started. In response, we increased the levels of temporary manufacturing personnel and headcount in low-cost countries (LCC), while we continued to reduce the numbers of permanent employees, indirect personnel in overhead functions and headcount in high-cost countries (HCC). Consequently, at the end of 2010, Autoliv had 63% of total headcount in LCC compared to 52% at the start of the three-year period, 30% of headcount was indirect personnel in overhead functions compared to 34% at the beginning of 2008, and the level of temporary personnel was 20% compared to 16% at the beginning of 2008. These headcount shifts have given us more flexibility in our cyclical business, an even better presence in the growth markets of our industry, and a significantly lower break-even point.

Cost Structure

As a result of our transformation of Autoliv during the crisis, we estimate that the Company’s net sales break-even point is approximately $0.8 billion lower than before the crisis.

This improvement is mainly due to labor cost reductions and lower depreciation (see below). Total labor costs have been reduced to correspond to 21.8% of sales in 2010 from 25.4% before the crisis (and from 26.0% in 2008 and 26.2% in 2009). These improvements reflect both our expansion in LCC and restructuring actions which have reduced, in particular, headcount in HCC and indirect personnel in overheads. The improvements also reflect productivity enhancements and moves of production to low-cost countries. The productivity improvements in manufacturing are estimated to have been 6% per year during the period 2008-2010. It is worth noting that Autoliv’s productivity improvement target, which is at least 5% per year, was achieved even in 2009 despite the sharp drop in production volumes.

The reduction in depreciation stems from plant closures in high-cost countries. New manufacturing capacity required in response to the increased LVP has been concentrated in LCC, where the cost for buildings and machinery are lower and where less capital-intensive manufacturing processes and more automation can be used. This shift in Autoliv’s manufacturing structure has had a favorable effect on the Company’s ratio of fixed assets to sales.

In 2008, Autoliv was forced to absorb nearly $60 million in higher costs in the supply chain due to increasing raw material prices. These prices then fell back in 2009 to approximately the same levels as in 2007, resulting in cost savings of nearly $60 million in 2009. Commodity costs increased again in 2010, resulting in close to $20 million of extra costs. In spite of only a modest increase in raw material costs during the full three-year period, the impact has been exacerbated by the continuous sales price erosion in our industry. Therefore, the combined effects have caused the cost for raw materials to increase to 24.9% of sales in 2010 from 22.0% in 2008 and 20.4% before the crisis. However, despite this negative impact from raw material prices, we have managed to reduce Autoliv’s direct material costs (of which raw materials is the most important cost component) below 52% of sales again as in 2007 from 52.4% in 2008 and 51.8% in 2009. This is due to an increased level of component sourcing in LCC, productivity improvements in the supply chain, supplier consolidations, standardization of components and other sourcing improvement activities as well as redesign of products in order to reduce weight and raw material content of our products.

Response to the Financial Turmoil

Beginning in the summer of 2007, credit markets started to deteriorate. In response, in November 2007, Autoliv executed its largest and longest debt placement ever to further reduce its refinancing risk. This $400 million U.S. private placement with the longest tranche maturing in 2019 (see Note 12), helped us when the financial crisis hit the market less than one year later and the commercial paper market dried up.

However, between November 2008 and February 2009, Standard and Poor’s downgraded Autoliv’s credit rating three notches from A- to BBB- as the credit markets became increasingly tighter and light vehicle demand dropped significantly.

In response, we took several pre-cautionary actions to preserve cash and strengthen Autoliv’s financial position. This was in addition to the Action Program announced in July 2008. After the bankruptcy of Lehman Brothers in September 2008, we raised the equivalent of $250 million in new long-term credit facilities and notes, and suspended repurchasing our shares. We also decided, in December 2008, to reduce the Company’s quarterly dividend for the first quarter 2009 by nearly 50% and, in February 2009, to suspend further dividend payments. Furthermore, we reduced Autoliv’s capital expenditures, tightened working capital control and, in March 2009, raised $377 million through the sale of treasury shares and equity units (see page 44 in the Annual Report). The day after the equity offering, Standard and Poor’s changed its outlook for Autoliv from negative to stable in the midst of the financial crisis and, in November 2009, Standard and Poor’s raised its long-term credit rating for Autoliv from BBB- to BBB with a stable outlook. This was the first rating upgrade of an investment-grade company in the automotive industry after the financial turmoil began with the Lehman Brothers bankruptcy. In July 2010, Standard and Poor’s further upgraded Autoliv to “BBB+ with a stable outlook”. The Company has thus restored its credit rating in line with its objective of maintaining a strong investment-grade rating.

Through the crisis (and throughout the Company’s entire history), Autoliv generated positive operating cash flows in all quarters except in the first quarter 2009 when sales dropped by nearly 50% compared to the same quarter 2008. Although the Company recorded a negative cash flow of $9 million in that quarter, cash flow from operations for the full year 2009 amounted to $493 million and further improved in 2010 to a record high of $924 million. As a result, net debt (non-US GAAP measure, see page 38 in the Annual Report) was reduced by 45% or $533 million during 2009 to $662 million at the end of the year and by 81% or $535 million during 2010 to $127 million at December 31.

At the end of 2010, Autoliv not only had a record low net debt but also had a larger amount available from long-term borrowing facilities than ever before. This provides the Company with the flexibility to make strategic acquisitions in addition to providing a solid financial foundation in the cyclical automotive business while returning funds to shareholders.

Primarily due to substantially increased restructuring provisions during 2009, Autoliv was not compliant with its internal debt limitation policy (see pages 48-49 in the Annual Report) between the first quarter and last quarter of 2009. As the Company returned to compliance with its policies in the first quarter of 2010, we decided, in May 2010, to resume dividend payments and, in August and December, to increase dividend payments by a total of 33%. Dividend payments were resumed at 30 cents per share for the third quarter 2010 and then raised by 17% to 35 cents for the fourth quarter and subsequently raised by 14% to 40 cents to be paid in the first quarter 2011. The total dividend paid will then be 16% higher than the highest dividend amount paid before the crisis.

EFFECT ON KEY RATIOS OF RESTRUCTURING COSTS	Reported			Effect of restructuring costs
(DOLLARS IN MILLION, EXCEPT EPS)	2010	2009	2008	2010		2009		2008
Gross profit	$1,592	$848	$1,124	$(1	)1)	$(5	)1)	$(8	)1)
Operating income	$869	$69	$306	$(21)		$(133)		$(80)
Income before income taxes	$806	$6	$249	$(21)		$(133)		$(80)
Net income	$595	$13	$172	$(16)		$(96)		$(55)
Earnings per share	$6.39	$0.12	$2.28	$(0.17)		$(1.14)		$(0.76)
Net cash provided by operating activities	$924	$493	$614	$(66)		$(85)		$(31)
Gross margin, %	22.2	16.6	17.4	(0.0)		(0.1)		(0.1)
Operating margin, %	12.1	1.3	4.7	(0.3)		(2.6)		(1.3)

1)	Impairments of fixed assets.

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

These non-U.S. GAAP measures have been identified, as applicable, in each section of this Annual Report with tabular presentations on this page and page 49 in the Annual Report, reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales

We analyze the Company’s sales trends and performance as changes in “organic sales growth”, because the Company currently generates nearly 80% of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be very volatile. Another reason for using organic sales is to reflect the fact that the Company has made several acquisitions and divestitures.

Organic sales presents the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

COMPONENTS IN SALES INCREASE/DECREASE (DOLLARS IN MILLIONS)

	Europe		N. America		Japan		RoW		Total
2010 VS. 2009%		$	%	$	%	$	%	$	%	$
Organic change	11.0	$278.9	54.6	$650.0	51.7	$257.9	41.9	$375.5	30.5	$1,562.3
Currency effects	(3.5)	(88.4)	1.6	19.5	6.7	33.6	5.1	46.2	0.2	10.9
Acquisitions/divestitures	0.7	16.4	16.3	194.0	—	—	29.7	266.3	9.3	476.7
Reported change	8.2	$206.9	72.5	$863.5	58.4	$291.5	76.7	$688.0	40.0	$2,049.9

	Europe		N. America		Japan		RoW		Total
2009 VS. 2008%		$	%	$	%	$	%	$	%	$
Organic change	(20.8)	$(713.5)	(18.1)	$(273.7)	(42.3)	$(313.2)	20.2	$158.6	(17.6)	$(1,141.8)
Currency effects	(6.0)	(208.7)	(3.9)	(58.4)	9.8	72.5	(6.0)	(46.8)	(3.8)	(241.4)
Acquisitions/divestitures	0.5	17.6	0.9	13.1	—	—	—	—	0.5	30.7
Reported change	(26.3)	$(904.6)	(21.1)	$(319.0)	(32.5)	$(240.7)	14.2	$111.8	(20.9)	$(1,352.5)

RECONCILIATION OF “OPERATING WORKING CAPITAL” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2010	2009	2008
Total current assets	$2,688.6	$2,179.6	$2,086.3
Total current liabilities	(1,834.5)	(1,693.5)	(1,380.7)
Working capital	854.1	486.1	705.6
Cash and cash equivalents	(587.7)	(472.7)	(488.6)
Short-term debt	87.1	318.6	270.0
Derivative asset and liability, current	(0.7)	3.4	15.9
Dividends payable	35.6	—	14.8
Operating working capital	$388.4	$335.4	$517.7

RECONCILIATION OF “NET DEBT” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2010	2009	2008
Short-term debt	$87.1	$318.6	$270.0
Long-term debt	637.7	820.7	1,401.1
Total debt	724.8	1,139.3	1,671.1
Cash and cash equivalents	(587.7)	(472.7)	(488.6)
Debt-related derivatives	(10.0)	(4.5)	12.8
Net debt	$127.1	$662.1	$1,195.3

Operating Working Capital

Due to the need to optimize cash generation to create value for shareholders, management focuses on operating working capital as defined in the table to above.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations’ management.

Net Debt

As part of efficiently managing the Company’s overall cost of funds, we routinely enter into “debt-related derivatives” (DRD) as part of our debt management. The most notable DRD were entered into in connection with the 2007 U.S. Private Placements.

Creditors and credit rating agencies use net debt adjusted for DRD in their analyses of the Company’s debt and therefore we provide this non-U.S. GAAP measure.

By adjusting for DRD, the total financial liability of net debt is disclosed without grossing it up with currency or interest fair market values that are offset by DRD reported in other balance sheet captions.

Outlook for 2011

According to IHS (formerly CSM), global LVP is expected to grow by nearly 6% during the first quarter of 2011 and at an average annual rate of around 5% during the full year 2011.

However, LVP in the important West European market is expected to increase by less than 2% in the first quarter and by less than 1% for the full year, while most of the global LVP growth is expected to be generated in China (up 10% for the full year) and other markets where the average safety content per vehicle is much less than in Europe.

In North America, LVP should continue to recover and is expected to increase by 15% in the first quarter and at an annual average rate of slightly more than 8% for the full year, while full year LVP in Japan is expected to decline by 4% mainly due to the expiration of governmental vehicle incentives at the end of September 2010. All of these predictions for the LVP market are based on forecasts from the market institute IHS.

Based on call-offs from our customers for the first quarter and primarily on IHS’s forecast for the full year, Autoliv’s organic sales (non-U.S. GAAP, see page 38 in the Annual Report) are expected to grow by more than 10% during the first quarter and by 6% during the full year 2011. Sales are also expected to increase by 6 percentage points in the first quarter as result of the year-over-year effect from the Delphi OPS acquisition in Asia which was completed on March 31, 2010, and by 2% for the full year. Currency effects are expected to have a positive impact of 2% in the first quarter and 3% for the full year, provided that the mid-February exchange rates prevail. Consequently, consolidated sales are expected to grow by around 20% for the first quarter and by more than 10% for the full year 2011.

An operating margin of at least 11.5% is expected for both the first quarter 2011 and the full year. This indication includes almost $70 million higher R,D&E expenses, mainly for projects in active safety, and higher raw material costs of close to $60 million, based on current estimates. The projected effective tax rate is estimated to be around 29% for 2011.

Significant Litigation

In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc (“Marling”). At that time, Marling was involved in a litigation relating to the sale in 1992 of a French subsidiary. The plaintiff sought damages of €40 million (approximately $53 million) claiming that Marling and another entity then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale and that such failure was the proximate cause of losses in the amount of the damages sought. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and the other entity had failed to disclose certain facts in connection with the 1992 sale and appointed an expert to assess the losses. Autoliv appealed the May 2006 decision. During the fourth quarter of 2010, settlement discussions resulted in Autoliv agreeing to pay an immaterial amount in exchange for a release from all liability in this matter.

In August 2010, Takata-Petri AG (“Takata-Petri”) filed a complaint against Autoliv, ASP (“ASP”), a wholly-owned subsidiary of Autoliv, alleging that ASP supplied defective inflators to Takata-Petri and sought damages in the amount of €18.5 million (approximately $24 million). Takata-Petri had used the inflators in a driver airbag module designed and sold by Takata-Petri to a vehicle manufacturer (“OEM”). The OEM installed Takata-Petri’s airbag module in a vehicle that the OEM subsequently recalled due to the vehicle’s failure to meet all relevant specifications. ASP rejected the claim. During the fourth quarter of 2010, Takata withdrew its claim.

In 2009, Autoliv initiated a “voluntary closure due to economical reasons” of its Normandy Precision Components (NPC) plant located in France. Employment contracts of fourteen “protected employees” (i.e., union representatives) may under French law be terminated only with the approval of the authorities. Such approval has been refused for six of the fourteen protected employees, and those six employees are seeking continued employment and other benefits for (at least) the duration of their tenure as union representatives, which may be several years. In parallel, most of the other former NPC-employees filed a claim in a French court in September 2010, alleging damages for “unfair dismissal” in an aggregate amount of €11 million (approximately $15 million). While we intend to vigorously defend against these actions, the outcome of this legal dispute is difficult to predict and any reserves may not be sufficient to cover any associated expense, since French labor law is complex and grants significant discretionary authority to French courts.

On April 19, 2010, SEVA Technologies SA (“SEVA”) initiated actions against several employees and wholly-owned subsidiaries of Autoliv, Inc. In the actions, SEVA alleges that following preliminary discussions with SEVA starting in 2006, Autoliv’s subsidiaries misappropriated SEVA’s confidential information disclosed to such subsidiaries under a non-disclosure agreement and used such information to obtain a patent. SEVA is principally seeking to have SEVA declared the owner of the patent and certain former SEVA employees declared the inventors of the patent. SEVA has also indicated that it may seek damages of €22 million (approximately $29 million). Autoliv rejected the claims, intends to vigorously defend itself against the same and has made no provisions for any expenses relating thereto.

On March 31, 2009, the Internal Revenue Service (IRS) field examination team examining the Company’s 2003-2005 U.S. income tax returns issued an examination report in which the examination team proposed to increase the Company’s U.S. taxable income due to alleged incorrect transfer pricing. The Company, after consultation with its tax counsel, filed a protest to the examination report with the Appeals Office of the IRS. The Appeals Office, in a letter dated June 1, 2010, informed the Company that it had concluded that the IRS should withdraw all of the adjustments that would have increased the Company’s taxable income due to alleged incorrect transfer pricing. The Appeals Office determination is subject to certain further reviews. The Company is neither able to estimate when these reviews will be completed nor assure their satisfactory outcome. See Note 4 to the Consolidated Financial Statements included herein for additional information.

Year Ended December 31, 2010 Versus 2009

COMPONENT OF CHANGE IN NET SALES IN 2010	Airbag Products1)	Seatbelt Products2)	Total
Organic change	34.1%	24.0%	30.5%
Currency effects	0.1%	0.5%	0.2%
Acquisitions/divestitures	11.5%	5.2%	9.3%
Reported change	45.7%	29.7%	40.0%

1)	Includes active safety systems, passive safety electronics, steering wheels, inflators and initiators; 2) Includes seat components

Net Sales

Net sales for 2010 increased by 40% or $2,050 million to $7,171 million, primarily due to a 31% or $1,562 million increase in organic sales (non-U.S. GAAP measure, see page 38 in the Annual Report) and a 9% or $477 million effect from acquisitions (see page 42 in the Annual Report). Currency effects of $11 million had an insignificant effect on the overall sales growth.

Organic sales rose 6 percentage points (p.p.) more than the 25% LVP increase, mainly due to China where organic sales grew more than twice as fast as LVP. The strong performance was also due to our operations in Japan and North America where production recoveries were particularly strong for premium vehicles with high safety content whose production dropped the most during the crisis.

Organic sales increased by 64% in the first quarter from the depressed levels in the same quarter in 2009. In the second quarter, organic sales recovered by 40%, by 23% in the third quarter and by 12% in the fourth quarter.

Organic sales of airbag products rose by 34% compared to a 22% increase in LVP in the Triad, which is the primary market for airbags. Autoliv’s strong performance primarily reflects the Company’s strong position in side-impact airbags whose sales are growing faster than the sales of frontal airbags.

Organic sales of seatbelt products increased by 24%, virtually in line with LVP growth. This reflects strong sales of active seatbelts and other high value-added belts, new business primarily with Asian vehicle manufacturers and Autoliv’s strong position in the expanding Chinese market.

In Europe, which accounted for more than 35% of net sales, organic sales increased by 11%, which was virtually in line with the recovery in the important West European market where LVP rose by 12%.

In North America, which accounted for approximately 30% of net sales, organic sales rose by 55%. This was 16 p.p. more than the increase in North American LVP, which was mainly due to new business with Ford, Chrysler and GM.

In Japan, which accounted for more than one tenth of net sales, organic sales rose by 52% which was 33 p.p. more than the increase in Japanese LVP. This primarily reflects the strong recoveries for premium vehicles.

In the Rest of the World (RoW), which generated slightly less than 25% of net sales, organic sales grew by 42%. This was 15 p.p. higher than the growth in the region’s LVP, primarily due to Autoliv’s successes in the Chinese markets.

Gross Profit

Gross profit increased by 88% or $744 million to $1,592 million and gross margin to 22.2% from 16.6% in 2009, primarily due to higher sales and saving effects from our restructuring activities. This, in combination with savings in component costs, offset the inherent sales price erosion in the automotive industry. The net savings in component costs are estimated to amount to 3.5% for 2010, despite a nearly $20 million negative effect from higher raw material prices.

Gross margin reached 22.3% in the first quarter, 22.9% in the second quarter, 21.5% in the third and 22.2% in the fourth quarter compared to 8.7%, 15.6%, 18.0% and 20.4%, respectively, in the same quarters in 2009.

Operating Income

Operating income improved by $800 million to $869 million and operating margin to 12.1% from 1.3% in 2009. This was mainly due to the gross profit improvement, $112 million lower restructuring charges, and year-over-year marginal improving cost savings in 2010 due to restructuring efforts commenced in 2008. In 2010, restructuring charges amounted to $21 million which had a 0.3 percentage point negative margin effect compared to $133 million and 2.6 percentage points in 2009.

These positive income effects were partially offset by $39 million higher Research, Development and Engineering (R, D&E) expense, net and by $27 million higher Selling, General & Administrative (S, G&A) expense. Higher R, D&E expense reflects a strong order intake and higher expense for new active safety projects and new safety projects for small cars, which were initiated as a part of The Action Program in 2008. Higher S, G&A partially reflects the effect of acquisitions. However, in relation to sales, R, D&E expense, net declined to 5.0% from 6.3% in 2009 and S, G&A expense declined to 4.6% from 5.9%.

Interest Expense, Net

Interest expense, net decreased by 18% or $11 million to $51 million compared to 2009. Average net debt (non-U.S. GAAP measure, see page 38 in the Annual Report) decreased by 54% or $500 million to $433 million during 2010.

Net debt at the end of 2010 was reduced by $535 million to $127 million, despite $94 million higher capital expenditures, net, and $141 million for acquisitions and purchases of shares in subsidiaries (see page 42 in the Annual Report). The net debt reduction was primarily due to operational cash flow of $924 million and a $46 million effect from an accelerated exchange of equity units in the second quarter (see page 44 in the Annual Report). This exchange had a negative income effect of $12 million due to a related extinguishment of debt.

The weighted annual average interest rate, net increased to 11.8% from 6.7% in 2009. This reflects the fact that the strong cash flow reduced short-term debt with low interest rates much more than long-term debt. It also reflects the fact that the return on the cash on deposit is significantly lower than the average borrowing cost and the fact that the highest interest rate for some of the remaining debt is 15% (see page 44).

Income Taxes

Income before taxes increased by $800 million to $806 million primarily due to higher operating income.

Income tax expense was $210 million, net of discrete tax items of $18 million, resulting in an effective tax rate of 26.1%. For 2009, income taxes were a benefit of $7 million. During 2010, a substantial amount of previously unrecognized foreign tax credits were utilized in connection with internal dividends paid to the U.S.

See Note 4 to Consolidated Financial Statements included herein.

Net Income and Earnings per Share

Net income attributable to the controlling interest improved by $581 million to $591 million, resulting in a net income margin of 8.2% compared to 0.2% in 2009.

Earnings per share assuming dilution improved by $6.27 to $6.39 due to higher net income, partially offset by more shares outstanding. The weighted average number of shares outstanding assuming dilution increased by 9% to 92.4 million primarily as a result of the sale of treasury shares in March 2009, the exchange of 2.3 million equity units in 2010 (see Note 13) and a dilutive effect from the remaining equity units (see Note 20). The higher number of shares outstanding had a 60 cent negative effect on earnings per share.

Year Ended December 31, 2009 Versus 2008

COMPONENT OF CHANGE IN NET SALES IN 2009	Airbag Products1)	Seatbelt Products2)	Total
Organic change	(17.9)%	(17.2)%	(17.6)%
Currency effects	(2.9)%	(5.0)%	(3.8)%
Acquisitions/divestitures	0.7%	0.0%	0.5%
Reported change	(20.1)%	(22.2)%	(20.9)%

1)	Includes safety electronics, steering wheels, inflators and initiators; 2) Includes seat components

Net Sales

Net sales for 2009 decreased by 21% or $1,353 million to $5,121 million due to a 18% or $1,142 million decline in organic sales (non-U.S. GAAP measure, see page 38 in the Annual Report) and a 4% or $241 million negative currency effect. This was partially offset by acquisitions (see page 42 in the Annual Report) which added $31 million or 0.5% to net sales.

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

Organic sales of airbag products declined by 18%, mainly due to the 26% drop in LVP in the triad which is the primary market for airbags. However, in the Rest of the World region, airbag sales continued to grow, however from a low level.

Organic sales of seatbelt products fell by 17%, which was 4 percentage points more than the decline in global LVP. This reflects the sharp LVP drops in North America of 32% and Western Europe of 19%, exacerbated by the fact that seatbelts for these markets are more sophisticated with a higher value than a global-average seatbelt. These negative effects were partially offset by new business, mainly in the booming Chinese market.

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

In the Rest of the World (RoW), which generates one sixth of net sales, organic sales grew by 20% compared to a 13% increase in the region’s LVP. Autoliv’s strong performance reflects new launches in primarily China and India where LVP grew by 48% and 17%, respectively. This favorable effect was partially offset by an 8% decline in LVP in the important South Korean market.

Gross Profit

In 2009, gross profit decreased by 25% or $276 million to $848 million and gross margin to 16.6% from 17.4% in 2008.

This was primarily due to $1.4 billion lower sales resulting from the sharp LVP declines, especially at the beginning of the year. This caused gross margin to drop to 8.7% in the first quarter.

Gross margin subsequently improved to 15.6% in the second quarter, to 18.0% in the third and to 20.4% in the fourth quarter 2009. This sequential improvement reflects both a recovery in LVP during the year and our restructuring efforts as well as, to a lesser extent, lower year-over-year prices for raw materials.

Operating Income

Operating income decreased by $238 million to $69 million and operating margin declined to 1.3% from 4.7% in 2008. In 2009, restructuring costs reduced operating income and margin by $133 million or 2.6 percentage points, respectively, compared to $80 million and 1.3 percentage points in 2008. The decline in operating income and margin also reflect the 21% lower sales level.

            These negative effects were partially offset by the Company’s costs savings initiatives which are estimated to have improved operating margin by 2.6 percentage points in 2009. Selling, general and administrative expense was reduced by 15% or $54 million and R,D&E expense, net by 12% or $45 million despite $17 million in additional expense for new safety projects for small cars, started as a part of The 2008 Action Program.

Interest Expense, Net

Interest expense, net increased by 4% or $2 million to $62 million despite a 23% lower average net debt (non-U.S. GAAP measure, see page 38 in the Annual Report) than during 2008.

Interest expense, net increased primarily as a result of the new debt issued in the first quarter 2009 (see page 44 in the Annual Report) but also because of precautionary borrowing in 2008 in response to the financial crisis. The cash from these borrowing facilities was primarily invested in Swedish and U.S. government notes which carried interest rates that were significantly lower than the borrowing cost. As a result, the weighted annual average interest rate, net increased to 6.7% in 2009 from 5.0% in 2008.

Average net debt decreased by $280 million to $933 million during 2009 from $1,213 million during the previous year.

Net debt at the end of 2009 was reduced by $553 million to $662 million from $1,195 million at December 31, 2008. This was thanks to strong operational cash flow, sharply reduced capital expenditure levels, efficient management of working capital and the sales of treasury shares (see note 12).

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

The weighted average number of shares outstanding increased by 17% to 84.5 million primarily as a result of the sale in the first quarter of treasury shares and equity units (see page 44 in the Annual Report).

Liquidity, Resources and Financial Position

Cash from Operations

Cash flow from operations, together with available financial resources and credit facilities are expected to be adequate to fund Autoliv’s anticipated working capital requirements, capital expenditures, potential acquisitions and future dividend payments.

Cash provided by operating activities was $924 million in 2010, $493 million in 2009 and $614 million in 2008.

While management of cash and debt is important to the overall business, it is not part of the operational managements’ day-to-day responsibilities. We therefore focus on operationally derived working capital and have set the target that this key ratio should not exceed 10% of the last 12-month net sales.

At December 31, 2010, operating working capital (non-U.S. GAAP measure see page 38 in the Annual Report) stood at $388 million corresponding to 5.4% of net sales compared to $335 million corresponding to 6.5% of net sales at December 31, 2009, and $518 million or 8.0% at December 31, 2008. At December 31, this ratio was reduced by 0.7 percentage points from provisions for restructuring charges in 2010, by 2.0 points in 2009 and by 0.9 points in 2008.

Our 2010 year-end operating working capital ratio was favorably impacted by the sale of receivables and discounting of notes of in total $65 million (see “Treasury Activities” on page 44 in the Annual Report), and by $93 million in 2009.

Days receivables outstanding (see page 79 in the Annual Report for definition) decreased to 69 at December 31, 2010 from 75 days one year earlier. At December 31, 2008, days receivable outstanding was unusually low at 49 days due to the significant sales drop in December that year. Factoring agreements did not have any material effect on days receivables outstanding for 2010, 2009 or 2008.

Days inventory outstanding (definition on page 79 in the Annual Report) decreased to 32 days at December 31, 2010 from 40 days at December 31, 2009 and from 39 days at December 31, 2008. In 2009, inventories were increased due to the acquisition of Delphi North America and Europe (see “Acquisitions and other Business Combinations”).

Capital Expenditures

Cash generated by operating activities continued to be adequate to cover capital expenditures for property, plant and equipment.

Capital expenditures, gross were $236 million in 2010, $140 million in 2009 and $293 million in 2008, corresponding to 3.3% of net sales in 2010, 2.7% in 2009 and 4.5% in 2008.

In 2010, capital expenditures, net of $224 million were $58 million less than depreciation and amortization of $282 million. In 2009, they were $184 million less and in 2008 $68 million less than depreciation and amortization of $314 million and $347 million, respectively.

These differences are due to three reasons: First, our decision to reduce manufacturing capacity in response to lower LVP-levels caused by the crisis. Second, most of the depreciation stems from capital expenditures in high-cost countries, while current capital expenditures are to a higher degree focused in our growth markets where construction costs and cost for machinery are generally lower. Third, in Low-Cost Countries (LCC) it is possible to use less automation, which reduces capital expenditures for manufacturing lines even more.

Capital expenditures for 2011 are expected to be in the range of $300-350 million, in line with our long-term expectation of approximately 4% of sales.

Acquisitions and other Business Combinations

The total cost (net of cash acquired) of business combinations and acquisitions of subsidiary shares amounted to $141 million in 2010, $41 million in 2009 and $49 million in 2008. In the Consolidated Statements of Cash Flow for 2010 on page 54 in the Annual Report, $77 million of these costs are reported in “Acquisition of businesses, net of cash acquired” while $64 million that relate to acquiring remaining shares in the subsidiaries AS Norma and Autoliv Nichiyu Co. Ltd. (see below) are reported in “Acquisition of subsidiary shares from non-controlling interest”. For the prior years, the acquisitions of non-controlling interests were not material.

Historically, the Company has made several acquisitions. However, due to high market prices of targeted assets and companies, Autoliv made few acquisitions in the years before the financial crisis and only on a very selective basis. Subsequently, we made acquisitions as a means of participating in a consolidation of the automotive safety industry. Generally, we focus on two primary growth areas around our core business with the greatest potentials: Asia and active safety systems.

As part of the much-needed consolidation of our industry, Delphi Corporation announced in the spring of 2009 that it wanted to exit the passive safety systems market. As a result, in December 2009, several Delphi customers in North America and Europe re-sourced contracts to Autoliv, and we concurrently acquired certain assets to deliver Delphi-designed airbags, seatbelts and steering wheels specified in these contracts. These re-sourced contracts generated sales of more than $200 million during 2010.

At the end of March 2010, most of Delphi’s airbag and seatbelt customers in Asia also re-sourced their contracts to Autoliv and we acquired the related assets from Delphi. This acquisition generated more than $250 million of sales during the remaining nine months of 2010. Finally, in August 2010, Autoliv acquired Delphi’s 51% interest in the Chinese seatbelt joint venture Beijing Delphi Safety Product Co. Ltd (BDS). This company has annual sales of approximately $30 million. The costs for the acquisitions of Delphi’s OPS assets in Asia (including BDS) amounted to $73 million, and to $107 million for all Delphi OPS assets (including the 2009 acquisitions). In total, these acquisitions from Delphi are expected to add annual sales of approximately $570 million for the 12 month period ending March 31, 2011.

In 2010, Autoliv also made several other acquisitions. In January, the Company acquired the remaining 40% of the shares in its Japanese inflator subsidiary Autoliv Nichiyu Co. Ltd for $7 million. Since this entity was already consolidated, the acquisition did not affect Autoliv’s consolidated sales.

Also in the first quarter 2010, the automotive radar business of Visteon was acquired. This acquisition generated sales of $2 million. In the second quarter, Autoliv acquired the remaining 49% of the shares in AS Norma in Estonia for $50 million. Norma is the leading automotive safety company in the Russian market, and had annual sales of $56 million in 2010. However, since Norma was already a consolidated entity, the acquisition did not affect Autoliv’s consolidated sales.

In the third quarter 2010, Autoliv acquired Delphi’s Pyrotechnic Safety Switch (PSS) business, which has annualized sales of $8 million.

In 2009, in addition to the acquisitions from Delphi, Autoliv also acquired the remaining 30% of the shares in the Chinese seatbelt company NHA for $11 million. Since this entity was already consolidated, the acquisition did not affect consolidated sales

In September 2008, Autoliv acquired the automotive radar sensors business of Tyco Electronics. This acquisition for $42 million added $30 million to Autoliv’s consolidated sales in 2009 and $7 million in 2008.

Financing Activities

Cash used in financing activities amounted to $529 million during 2010, including $64 million used to purchase shares of our subsidiaries (see above). Cash and cash equivalents increased by $115 million to $588 million at December 31, 2010 from $473 million at December 31, 2009, while gross debt decreased by $414 million to $725 million at December 31, 2010.

Net debt (non-U.S. GAAP measure see page 38 in the Annual Report) decreased by $535 million to $127 million during 2010 and net-debt-to-capitalization ratio (for definition see page 79 in the Annual Report) decreased to 4% at December 31, 2010 from 21% at December 31, 2009.

Income Taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See discussions of income taxes under “Accounting Policies” on page 50 in the Annual Report and also Note 4 to Consolidated Financial Statements included herein.

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

At December 31, 2010, the Company’s recognized liability (i.e. the actual funded status) for its U.S. plans was $54 million, an increase of $2 million from 2009. The U.S. plans had a net unamortized actuarial loss of $52 million recorded in Accumulated other comprehensive income (loss) in the Consolidated Statement of Equity at December 31, 2010, compared to $54 million one year earlier. The amortization of this loss is not expected to have any material impact for any of the 9-year estimated remaining service lives of the plan participants.

Pension expense associated with these plans was $8 million in 2010, $14 million in 2009 and $4 million in 2008, and is expected to be $8 million in 2011. The Company contributed $6 million to its U.S. defined benefit plan in 2010 and $7 million in 2009.

The Company expects to contribute $6 million to its U.S. Plan in 2011 and is currently projecting a yearly funding at the same level in the years thereafter.

Dividends

Before the global financial crisis, the Company paid quarterly dividends of 39 cents per share in the first and second quarters of 2008, and 41 cents in the third and fourth quarters of 2008. To preserve cash, the dividend paid was reduced to 21 cents per share in the first quarter 2009 and suspended as of the second quarter. Thanks to the Company’s fast recovery, efficient cash management and strong balance sheet, Autoliv could resume dividend payments to shareholders already in the third quarter 2010 and raise the dividend paid in the fourth quarter by 17% to 35 cents per share from 30 cents in the third. Subsequently, the dividend was raised by 14% to 40 cents per share to be paid in the first quarter 2011.

Total cash dividends paid were $58 million in 2010, $15 million in 2009 and $115 million in 2008. Additionally, during 2008, the Company returned $174 million to shareholders through repurchases of shares.

Equity

During 2010, total equity increased by 21% or $503 million to $2,939 million as a result of net income of $595 million, a $57 million effect from the equity unit exchange (see Note 13) and a $35 million effect from the issuance of shares and other effects related to stock compensation. Equity was reduced by $93 million due to dividends declared, by $53 million due to changes in non-controlling interests, by $30 million due to negative currency effects and by $8 million due to changes in pension liabilities.

During 2009, equity increased by 12% or $262 million to $2,436 million as a result of the sale of treasury shares and mandatory purchase contracts (see page 44 in the Annual Report) for $237 million, net. Equity was also favorably impacted by $18 million from currency effects, by $13 million due to net income, by $2 million from changes in pension liabilities, and by $6 million due to the issuance of shares and other effects related to stock compensation. Equity was reduced by $11 million due to acquiring non-controlling interests and by $3 million due to dividends to non-controlling interests.

Impact of Inflation

Except for raw materials, inflation has generally not had a significant impact on the Company’s financial position or results of operations. However, increases in the prices of raw materials in the supply chain had a negative impact of close to $20 million in 2010 and close to $60 million in 2008. In 2009, lower raw material prices had a favorable impact of approximately $60 million. For 2011, we currently expect a negative impact of close to $60 million from higher raw material prices.

Changes in most raw material prices affect the Company with a time lag, which is usually three to six months for most materials (See Component Costs on page 46 in the Annual Report).

Personnel

During the past three years, total headcount (permanent employees and temporary personnel) has swung from a peak before the crisis of 43,400 in April 2008 to a low point of close to 33,400 in the second quarter 2009 and then returned to 43,300 at the end of 2010, primarily in response to the LVP recovery.

Although the total headcount level at the end on 2010 was almost exactly the same as in April 2008, the headcount mix is different. At the end of 2010, 63% of total headcount were in low-cost countries (LCC) compared to 52% at the beginning of 2008. Furthermore, 70% of total headcount were direct workers in manufacturing compared to 66% at the beginning of the three-year period, while 20% of total headcount at December 31, 2010 were temporaries compared to 16% at January 1, 2008 (with 9% at December 31, 2008). As a result, the Company now has a better presence in the highest growth markets than before the crisis, more labor flexibility and a lower break-even point.

At December 31, total headcount amounted to 43,300 in 2010, 37,900 in 2009 and 37,300 in 2008.

During 2010, when total headcount increased by 5,400, “The Delphi Asia Acquisitions” added 800 of the increase. During 2009, when headcount increased by 600, headcount excluding acquisitions declined by 1,100. During 2008, acquisitions added 115 while total headcount declined by 4,600. Excluding acquisitions and divestitures, headcount declined by 11% in 2008 and by 3% in 2009 compared a 10% decline in organic sales in 2008 and an 18% decline in organic sales in 2009. In 2010, headcount excluding the effect of acquisitions and divestitures rose by 12% compared to the 2010 organic sales increase of 31%.

Compensation to Directors and executive officers is reported, as is customary for U.S. public companies, in Autoliv’s proxy statement, which will be available to shareholders in the last week of March.

Treasury Activities

Credit Facilities

Despite the financial crisis in 2008 and 2009, Autoliv did not have to issue any significant long-term debt when credit margins had risen sharply. This was the result of prudent and cost-efficient refinancing activities in prior years, the Company’s resilient cash flow generation and a $377 million equity raise in March 2009.

Not until December 2009, did Autoliv negotiate any new long-term debt agreements, and this agreement was only signed as a back-up facility. It was an 18-month loan commitment from the European Investment Bank (EIB) for €225 million ($300 million equivalent). In addition, as credit markets continued to improve during 2010, the terms of this agreement were renegotiated. Now loans under the commitment will carry interest rates of EIB’s cost of funds plus 1.2%, which is a 30% reduction from the original terms. EIB loans will have maturities of up to ten years and will not be subject to financial covenants. No loans were outstanding under this commitment at December 31, 2010. EIB’s commitment will expire in June 2011, if Autoliv has not utilized it at that time. See Note 12 to Consolidated Financial Statements included herein for additional information.

In June 2010, Autoliv signed a new revolving credit facility (RCF) of SEK 2 billion ($294 million equivalent) with a life of seven years and another RCF of €155 million ($205 million equivalent) with a term of five years. Both facilities have a draw margin of 1.4% on the applicable LIBOR or IBOR when utilized.

In addition, in 2010, Autoliv conducted a number of accelerated equity units exchange transactions (see below) which reduced debt by $54 million.

As a result of these actions, Autoliv’s unutilized long-term credit facilities have increased during 2010 to $1.9 billion from $1.4 billion, while net debt has been reduced to $127 million at December 31, 2010. As of the same date, the Company had utilized and unutilized long-term credit facilities totalling $2.5 billion. Available long-term credit facilities are now almost twenty times of net debt, which is a record high for Autoliv.

The weighted average interest rate on the $725 million of interest-bearing debt outstanding at December 31, 2010 was 6.0% compared to 4.9% one year earlier. The increase in interest rate relates to the fact that principally only long-term fixed-rate debts remain outstanding, as nearly all floating-rate debt has been repaid thanks to the strong cash flow during 2010. During 2009 and 2010, the Company sold receivables and discounted notes related to selected customers. Although the primary purpose of these transactions is to save interest expense, these factoring arrangements also have the effect of reducing net debt and accounts receivable since the Company uses the cash received to repay debt. At December 31, 2010, the Company had received $65 million without recourse for sold receivables and discounted notes with a discount of $2 million during the year, compared to $93 million in 2009 with a discount of $1 million recorded in Other financial items, net.

Between November 2008 and February 2009, Standard and Poor’s downgraded Autoliv three notches from A- to BBB-. In November 2009, the Company was upgraded to BBB, which made Autoliv the first company in the automotive industry to receive a rating upgrade since the start of the credit crisis.

In July 2010, Autoliv was further upgraded to BBB+ with a stable outlook. Consequently, Autoliv has restored its credit rating in line with its objective of maintaining a strong investment grade rating.

Equity and Equity Units

In March 2009, we decided to strengthen Autoliv’s equity base for three main reasons. First, we wanted to be in a position to participate in a very likely consolidation of our industry resulting from the financial crisis. Second, we wanted to defend the Company’s credit rating following the rating downgrades mentioned above. Finally, we wanted the Company to have a strong negotiating position with the European Investment Bank (EIB). Autoliv therefore sold 14,687,500 treasury shares at $16.00, and 6,600,000 equity units at $25.00 which generated net proceeds of $377 million.

The number of shares that will be issued as a result of the equity units will depend on the price of the Autoliv stock shortly before April 30, 2012, which is the date for the execution of the mandatory purchase contract of each unit (see “Number of Shares” below). The number of shares resulting from the equity units will also be adjusted based on the level of dividends declared until April 30, 2012. Furthermore, in early 2012, the notes related to the equity units will be re-priced. Originally, the face value of the debt related to these notes amounted to $165 million, and the number of shares that would have been issued as a result of the equity units was 8.6 to 10.3 million. However, some holders of the equity units contacted us in the spring of 2010 wanting to exchange their units for cash and common stock and accept a discount compared to the original terms of the agreement. In May and June of 2010, we therefore conducted various accelerated exchange transactions of in total 36% of the equity units. The price represented a 22% discount compared to the agreed cash coupon. This reduced debt by $54 million and increased equity by $57 million due to the issuance of 3,058,735 Autoliv shares (from the Company’s treasury shares). As a result, the face value of the debt related to the equity units was reduced from originally $165 million to $106 million. The Company also recorded a debt extinguishment cost of $12 million related to the transaction, but the transaction will save $16 million in interest expense through April 2012.

At December 31, 2010, there were 4,250,920 equity units still outstanding. For dilution effects from these units, see “Number of Shares” below. For an additional description of our equity units, see Note 13 to Consolidated Financial Statements included herein.

Number of Shares

At December 31, 2010, there were 89.0 million shares outstanding (net of 13.8 million treasury shares), a 5% increase from 85.1 million one year earlier.

Due to the equity units outstanding, the number of shares outstanding will increase on April 30, 2012 by 5.7 million if the Autoliv share price is $19.20 or higher and by 6.8 million if the price is $16.00 or less, adjusted for future dividend payments. The number of shares outstanding is also expected to increase by 1.5 million when all Restricted Stock Units (RSU) vest and all stock options to key employees are exercised, see Note 15 to Consolidated Financial Statements included herein. For these increases of outstanding shares, at least 5.7 million of the Company’s 13.8 million treasury shares will be used.

For calculating earnings per share assuming dilution Autoliv follows the Treasury Stock Method. As a result, the dilutive effect from the equity units varies with the price of the Autoliv share, as long as the share price is more than the highest settlement price of $19.20 and the Company is profitable. Consequently, for 2010 when the Company was profitable and the average share price for the year was $57.00, the number of shares for calculating earnings per share was increased by 4.5 million due to this effect from the equity units.

The Board has authorized a share repurchase program. At December 31, 2010, 3.2 million shares remained of this mandate for repurchases. Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the mandate in order to provide management flexibility in the Company’s share repurchases. In 2008, when cash flow from operations declined by $167 million to $614 million, we reduced the returns to shareholders through share buy-backs by $206 million to $174 million and we did not repurchase any shares after the Lehman Brothers collapse on September 15, 2008. The average cost for the 3,709,460 shares acquired during 2008 was $46.77 and the average cost for all repurchased shares is $42.93.

Contractual Obligations and Commitments

AGGREGATE CONTRACTUAL OBLIGATIONS1)

	Payments due by Period
(DOLLARS IN MILLIONS)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD2)	$715	$87	$246	$217	$165
Fixed-interest obligations including DRD2)	105	37	36	20	12
Operating lease obligations	115	27	42	22	24
Unconditional purchase obligations	—	—	—	—	—
Other non-current liabilities reflected on the balance sheet	16	—	4	2	10

Total	$951	$151	$328	$261	$211

1)	Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions. 2) Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

Contractual obligations include lease and purchase obligations that are enforceable and legally binding on the Company. Non-controlling interests, post-retirement benefits and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10 to Consolidated Financial Statements included herein.

Debt obligations including DRD: For material contractual provisions, see Note 12. The debt obligations include capital lease obligations, which mainly relate to property and plants in Europe, as well as the impact of revaluation to fair value of Debt-Related Derivatives (DRD).

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2010, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

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

“Safe Harbor Statement”

This Annual Report contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are those that address activities, events or developments that Autoliv, Inc. or its management believes or anticipates may occur in the future, including statements relating to industry trends, business opportunities, sales contracts, sales backlog, and on-going commercial arrangements and discussions, as well as any statements about future operating performance or financial results.

In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “might,” “will,” “should,” or the negative of these terms and other comparable terminology, although not all forward-looking statements are so identified.

All such forward-looking statements, including without limitation, management’s examination of historical operating trends and data, are based upon our current expectations, various assumptions or data available from third parties and apply only as of the date of this report. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as these assumptions are inherently subject to the risks and uncertainties and contingencies which are difficult or impossible to predict and are beyond our control.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of our restructuring activities and cost reduction initiatives discussed herein and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material costs, fuel and energy costs, changes in consumer and customer preferences for end products, customer losses, changes in regulatory conditions, customer bankruptcies, consolidations or restructuring, divestiture of customer brands, the economic outlook for the Company’s markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the Company is a supplier, market acceptance of our new products, costs or difficulties related to the integration of any new or acquired business and technologies, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments or joint-venture arrangements, pricing negotiations with customers, our ability to be awarded new contracts, increased costs, supply issues, product liability, warranty and recall claims and other litigation and customer reactions thereto, possible adverse results of pending or future litigation or infringement claims, tax assessments by governmental authorities, legislative or regulatory changes, political conditions, dependence on customers and suppliers, as well as the risks identified in Item 1A “Risks Factors” in our 10-K filed with the SEC. Except for the Company’s ongoing obligation to disclose information under the U.S. federal securities laws, the Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information or future events.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Risks and Risk Management

The Company is exposed to several categories of risks. They can broadly be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks that could have a material effect on the Company’s results and financial position and the description below is not complete but should be read in conjunction with the discussion of risks in our 10-K filed with the SEC, which contains a description of our material risks.

As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks. In addition, the Company from time to time identifies and evaluates emerging or changed risks to the Company in order to ensure that identified risk and related risk management are updated in this fast moving environment.

Operational Risks

Light Vehicle Production

Since nearly 30% of Autoliv’s costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in the Company’s plants and are, therefore, sales dependent.

Global LVP is an indicator of the Company’s sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company’s sales are split over several hundred contracts covering at least as many vehicle platforms or models which generally moderates the effect of changes in vehicle demand of individual countries and regions. The risk has also been mitigated by Autoliv’s rapid expansion in the Rest of the World region, which has reduced the Company’s former high dependence on Europe from more than 50% of sales to an almost equal split of sales between Europe, Asia (including Japan) and the Americas.

It is also the Company’s strategy to reduce this risk by using a high number of temporary employees instead of permanent employees. During 2008-2010, the level of temporary workers in relation to total headcount varied between 8% (in April 2009) and 22% (during the first three quarters of 2010).

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

Pricing Pressure

Pricing pressure from customers is an inherent part of the automotive components business. The extent of pricing reductions varies from year to year, and takes the form of reductions in direct sales prices as well as discounted reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs and in providing customers added value by developing new products.

The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs, and management does not generally attempt to do so, except for the action program in 2008 and certain restructuring programs in 2009 and 2010. Instead, we monitor key measures such as costs in relation to margins and geographical employee mix. But generally, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company.

Component Costs

Since the cost of direct materials is approximately 52% of net sales, changes in these component costs and raw material prices could have a major impact on margins.

Although the Company does not generally buy raw materials but rather manufactured components (such as stamped steel parts and cut-and-sewn airbag cushions), raw material price changes in Autoliv’s supply chain could have a major impact since approximately 48% of the Company’s component costs (corresponding to 25% of net sales) are comprised of raw materials and the remaining 52% are value added by the supply chain. Currently, 36% of the raw material cost (or 9% of net sales) is based on steel prices; 30% on oil prices (i.e. nylon, polyester and engineering plastics (7% of net sales)); 18% on electronic components, such as circuit boards (4% of net sales); and 7% on zinc, aluminum and other non-ferrous metals (2% of net sales).

Except for magnesium and small quantities of steel and plastic resins, which the Company typically buys directly from their producers, changes in most raw material prices affect the Company with a time lag. This lag used to be six to twelve months but now more often is three to six months. For non-ferrous industrial metals like aluminum and zinc, we have quarterly and sometimes monthly price adjustments.

The Company’s strategy is to offset price increases on cost of materials by taking several actions such as re-design of products to reduce material content (as well as weight), material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries. Occasionally, we also buy quantities in advance and support our component suppliers when they want to do so.

However, should these actions not be sufficient to offset component price increases, our earnings could be materially impacted.

Product Warranty and Recalls

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected, we may face warranty and recall claims. Where such actual or alleged failure results, or is alleged to result, in bodily injury and/or property damage, we may in addition face product-liability and other claims. The Company may experience material warranty, recall or product-liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may also be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis; any one or more quality, warranty or other recall issue(s) (also the ones affecting few units and/ or having a small financial impact) may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company’s operations, such as a temporary or prolonged suspension of new orders. Also, as our products increasingly use global designs and are based on or utilize the same or similar parts, components or solutions, the risk that any given failure or defect will result in Autoliv incurring significant cost is increasing.

A warranty, recall or a product-liability claim brought against the Company in excess of the Company’s insurance may have a material adverse effect on its business. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by the Company’s customers may be material. We believe our established reserves are adequate to cover potential warranty settlements typically seen in our business.

The Company’s warranty reserves are based upon management’s best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when they believe it is appropriate to do so. However, the final amounts determined to be due could differ materially from the Company’s recorded estimates.

The Company’s strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy (see page 28 in the Annual Report). In addition, the Company carries product-liability and product-recall insurance at levels that management believes are generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Management’s decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

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

To reduce environmental risk, the Company has implemented an environmental management system (see page 17 in the Annual Report) and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

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

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S. has adopted new regulations for side-impact protection to be phased-in during a three-year period beginning in 2010. China introduced a crash-test rating program in 2006, and Latin America introduced a similar program in 2010. Europe started to phase in a new more stringent Euro NCAP rating system in 2009, and the equivalent crash-test rating program in the U.S. was upgraded in 2010. There are also other plans for improved automotive safety, both in these countries and many countries that could affect the Company’s market.

However, there can be no assurance that changes in regulations will not adversely affect the demand for the Company’s products or, at least, result in a slower increase in the demand for them.

Dependence on Customers

The five largest vehicle manufacturers account for 50% of global light vehicle production and the ten largest manufacturers for 75%.

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power.

In 2010, the Company’s five largest customers accounted for 53% of revenues and the ten largest customers for 79% of revenues. For a specification the largest customers, see Note 19 to the Consolidated Financial Statements on page 76 in the Annual Report.

The largest contract accounted for approximately 2% of sales in 2010. This contract expires in 2013.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform) and although the customer base has become more balanced and diversified as a result of Autoliv’s rapid expansion in China and other rapidly-growing markets, the loss of all business from a major customer (whether by a cancellation of existing contracts or not awarding us new business), the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on the Company. For example, following recalls involving 130,000 vehicles for which Autoliv was a supplier, GM has informed the Company that they will award us new business only when specific conditions have been met. Although this will likely not have an immediate material impact on our business or results of operations, Autoliv is committed to meeting these conditions as quickly as possible. Failure to meet these criteria could have a gradually increasing negative impact on us starting in 2014 when the first existing contract expires, provided that the capacity that becomes available could not be utilized for other customers.

Customer Payment Risk

Another risk related to our customers is the risk that one or more customers will be unable to pay invoices that become due.

We seek to limit Autoliv’s customer payment risks by invoicing major customers through their local subsidiaries in each country, even for global contracts. We thus try to avoid having the receivables with a multinational customer group exposed to the risk that a bankruptcy or similar event in one country puts all receivables with the customer group at risk. In each country, we also monitor invoices becoming overdue.

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

Consequently, there is a risk that disruptions in the supply chain could lead to the Company not being able to meet its delivery commitments and, as a consequence, to extra costs. This risk increases as suppliers are being squeezed between high raw material prices and the continuous pricing pressure in the automotive industry. This risk also increases when our internal and external suppliers are to a higher degree located in countries which have a higher political risk.

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

New Competition

The market for occupant restraint systems has undergone a significant consolidation during the past fifteen years and Autoliv has strengthened its position in this passive safety market.

However, in the future, the best growth opportunities may be in passive safety electronics and active safety systems markets, which include and are likely to include other and often larger companies than Autoliv’s traditional competitors. Additionally, there is no guarantee our customers will adopt our new products or technologies.

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active and especially integrated safety (see pages 12-15 in the Annual Report).

Patents and Proprietary Technology

The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2010, the Company held more than 6,000 patents. The patents expire on various dates during the period 2011 to 2030. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

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

The Company’s gross transaction exposure forecasted for 2011 is approximately $1.8 billion. A part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.3 billion per year. In the three largest net exposures, Autoliv expects to sell U.S. dollars against Mexican Peso for the equivalent of $180 million, Euros against Swedish Krona for $140 million and Chinese Renminbi against Euros for $130 million. Together these currencies will account for more than one third of the Company’s net exposure.

Since the Company can only effectively hedge these flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of 39 different currency pairs with exposures in excess of $1 million each. Consequently, the income statement effects related to transaction exposures are generally modest. As a result, Autoliv does not hedge these flows.

2. Translation Exposure in the Income Statement

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. We estimate that 37% of the Company’s net sales will be denominated in Euro or other European currencies during 2011, while a quarter of net sales is estimated to be denominated in U.S. dollars. The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies will decrease reported U.S. dollar annual net sales in 2011 by $25 million or by less than 0.3%. Reported operating income for 2011 will also decline by approximately 0.2% or by about $2 million. The fact that both sales and operating income is impacted at almost the same rate is due to the fact that most of the Company’s production is local. Accordingly, most revenues and costs are matched in the same currencies.

The Company’s policy is not to hedge this type of translation exposure since there is no cash flow effect to hedge.

3. Translation Exposure in the Balance Sheet

A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country’s local currency and to minimize the amounts held by subsidiaries in foreign currency accounts.

Consequently, changes in currency rates relating to funding and foreign currency accounts normally have a small impact on the Company’s income.

Interest Rate Risk

Interest rate risk refers to the risk that interest rate changes will affect the Company’s borrowing costs. Autoliv’s interest rate risk policy states that an increase in floating interest rates of one percentage point should not increase the annual net interest expense by more than $10 million in the following year and not by more than $15 million in the second year.

The Company estimates that a one-percentage point interest rate increase would have an effect of less than $0.5 million on net interest expense in both 2011 and 2012. This is based on the debt structure at the end of 2010 when the gross fixed-rate debt was larger than the net debt (non-U.S. GAAP measure, see page 38 in the Annual Report).

The fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is $340 million of the $400 million private placement issued in 2007 (see Note 12).

The entire 2007 U.S. Private Placement was issued carrying fixed interest rates. Initially, $200 million of this placement was swapped into floating interest rates to benefit from a potential future decrease in interest rates. As fixed U.S. dollar rates decreased in 2008, $140 million of the $200 million swaps were cancelled resulting in a cash-flow gain and therefore lower fixed rate debt was achieved when considering the amortization of this gain.

Refinancing Risk

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

The severe financial turmoil beginning in September 2008 increased this risk for all debt-financed companies, but the risk has since decreased continuously during 2009 and 2010 in line with falling credit margins and Autoliv’s credit rating improvements.

To manage this risk and to draw on the experience of the financial crisis, Autoliv amended, in 2010, its refinancing risk policy. It now requires the Company to maintain long-term facilities with an average maturity of at least three years (drawn or undrawn) corresponding to 150% of total net debt (non-U.S. GAAP measure, see page 38 in the Annual Report). Previously, 100% of total net debt should be covered. At year-end 2010, this ratio was 1,980%, based on total net debt of 127 million compared to long-term debt and facilities of $2.5 billion. The ratio was a record high for the Company.

Of the long-term committed facilities, $1.9 billion was unutilized at December 31, 2010. No significant financing is subject to financial covenants (i.e. performance-related restrictions).

Debt Limitation Policy

To manage the inherent risks and cyclicality in the Company’s business, the Company maintains a relatively conservative financial leverage.

The Company’s policy is to always maintain a leverage ratio significantly below three and an interest coverage ratio significantly above 2.75. These ratios stood at 0.1 and 14 times, respectively, at December 31, 2010. During the financial crisis, the Company was not compliant with these policies but regained compliance at the end of 2009 with its leverage policy and at March 31, 2010, with its interest rate coverage policy.

For details on leverage ratio and interest-coverage, refer to the tables below which reconcile these two non-U.S. GAAP measures to U.S. GAAP measures.

In addition to these ratios, it is the objective of Autoliv to have a strong investment grade rating. We have met this objective during all periods since the Company was initially rated in 2000 except for between February 2009 and July 2010 when the Company had a long-term credit rating below BBB+ from Standard and Poor’s due to the drop in LVP and substantially increased restructuring reserves as a result of the financial crisis (see also Treasury Activities on page 44 in the Annual Report).

Credit Risk in Financial Markets

Credit risk refers to the risk of a financial counterparty being unable to fulfill an agreed obligation. This risk was increased for almost all companies as a result of the deterioration of the credit quality of many banks during 2008 and 2009.

In the Company’s financial operations, this risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing.

In order to further reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a calculated risk amount of $75 million per bank. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA-rated money market funds as approved by the Company’s Board. At year-end 2010, the Company was compliant with this policy and held $417 million in AAA-rated money market funds.

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

Not even during the unprecedented challenges for the global automotive industry in 2009 and 2008 was the Company required to record a goodwill impairment charge. However, there can be no assurance that goodwill will not be impaired due to future significant drops in light vehicle production, or due to our technologies or products becoming obsolete or for any other reason. We could also acquire companies where goodwill could turn out to be less resilient to deteriorations in external conditions.

RECONCILIATIONS TO U.S. GAAP

Interest coverage ratio Full year 2010		Leverage ratio December 31, 2010
Operating income	$869.2	Net debt3)	$127.1
Amortization of intangibles1)	18.0	Pension liabilities	136.0
		Less: Debt portion of equity units	(100.2)
Operating profit per the Policy	$887.2	Debt per the Policy	$162.9
		Income before income taxes	$805.5
Interest expense net2)	$63.1	Plus: Interest expense net2)	63.1
		Depreciation and amortization of intangibles1)	281.7
Interest coverage ratio	14.1	EBITDA per the Policy	$1,150.3
		Leverage ratio	0.1

1)	Including impairment write-offs, if any. 2) Interest expense, net is interest expense including cost for extinguishment of debt less interest income.
3)	Net debt is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.

Accounting Policies

New Accounting Pronouncements

The Company has evaluated all applicable recently issued accounting guidance. None of these recently issued pronouncements have had, or are expected to have, a significant impact on the Company’s future Consolidated Financial Statements.

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

Revenue Recognition

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectability of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment to customers and transfer of title and risk of loss under standard commercial terms.

Accruals are made for retroactive price adjustments if probable and can be reasonably estimated. Net sales exclude taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers.

Bad Debt and Inventory Reserves

The Company has reserves for bad debts as well as for excess and obsolete inventories.

The Company has guidelines for calculating provisions for bad debts based on the age of receivables. In addition, the accounts receivable are evaluated on a specific identification basis. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience with the customer, the experience with other enterprises in the same industry, the customer’s ability to pay and/or an appraisal of current economic conditions.

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

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2008-2010. See “Impairment of Goodwill” in Note 1 to Consolidated Financial Statements included herein.

Restructuring provisions

The Company defines restructuring expense to include costs directly associated with rightsizing, exit or disposal activities. Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a time frame such that significant changes to the exit plan are not likely.

Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated.

Defined Benefit Pension Plans

The Company has defined benefit pension plans covering most U.S. employees and some non-U.S. employees most of which are in high-cost countries. See Note 18 to Consolidated Financial Statements included herein.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2010 pension expense were a discount rate of 5.8%, expected rate of increase in compensation levels of 4.0%, and an expected long-term rate of return on plan assets of 7.5%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2010 were a discount rate of 5.05% and an expected rate of increase in compensation levels of 3.8%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The Company assumes a long-term rate of return on U.S. plan assets of 7.5% for calculating the 2010 expense as in 2009. At December 31, 2010, almost 66% of the U.S. plan assets were invested in equities, which is in line with the target of 65%.

A 1% decrease in the long-term rate of return on plan assets would result in an increase in the 2010 U.S. benefit cost of $1 million. A 1% decrease in the discount rate would have increased the 2010 U.S. benefit cost by $8 million and would have increased the December 31, 2010 benefit obligation by $43 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2010 benefit cost by $2 million and would have increased the December 31, 2010 benefit obligation by $10 million.

Income Taxes

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of inter-company transactions and arrangements.

Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. See Note 4 to Consolidated Financial Statements included herein.

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

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2010, the Company’s internal control over financial reporting is effective.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein, see page 78 in the Annual Report.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Consolidated Statements of Income

		Years ended December 31
(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		2010	2009	2008

Net sales	Note 19	$7,170.6	$5,120.7	$6,473.2
Cost of sales		(5,578.5)	(4,272.8)	(5,349.0)

Gross profit		1,592.1	847.9	1,124.2

Selling, general and administrative expenses		(327.2)	(299.8)	(354.3)
Research, development and engineering expenses, net		(361.3)	(322.4)	(367.2)
Amortization of intangibles	Note 9	(18.0)	(23.1)	(23.6)
Other income (expense), net	Notes 10, 16	(16.4)	(133.7)	(72.6)

Operating income		869.2	68.9	306.5

Equity in earnings of affiliates, net of tax		5.5	3.8	3.9
Interest income	Note 12	3.4	5.9	12.8
Interest expense	Note 12	(54.3)	(68.2)	(72.9)
Loss on extinguishment of debt	Notes 12, 13	(12.3)	–	–
Other financial items, net		(6.0)	(4.9)	(1.6)

Income before income taxes		805.5	5.5	248.7

Income tax (expense) benefit	Note 4	(210.0)	7.1	(76.3)

Net income		$595.5	$12.6	$172.4

Less: Net income attributable to non-controlling interests		4.9	2.6	7.7

Net income attributable to controlling interest		$590.6	$10.0	$164.7

Earnings per common share
- basic		$6.77	$0.12	$2.29
- assuming dilution		$6.39	$0.12	$2.28

Weighted average number of shares
- basic		87.3	81.5	71.8
- assuming dilution		92.4	84.5	72.1

Cash dividend per share - declared		1.05	–	1.42

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(DOLLARS AND SHARES IN MILLIONS)		2010	2009

Assets
Cash and cash equivalents		$587.7	$472.7
Receivables, net	Note 5	1,367.6	1,053.1
Inventories, net	Note 6	561.7	489.0
Income tax receivables	Note 4	26.4	30.0
Prepaid expenses		47.7	44.9
Other current assets		97.5	89.9

Total current assets		2,688.6	2,179.6

Property, plant and equipment, net	Note 8	1,025.8	1,041.8
Investments and other non-current assets	Note 7	228.1	235.5
Goodwill	Note 9	1,612.3	1,614.4
Intangible assets, net	Note 9	109.7	114.3

Total assets		$5,664.5	$5,185.6

Liabilities and equity
Short-term debt	Note 12	$87.1	$318.6
Accounts payable		1,003.1	771.7
Accrued expenses	Notes 10, 11	484.5	440.4
Other current liabilities		168.0	112.6
Income tax payable	Note 4	91.8	50.2

Total current liabilities		1,834.5	1,693.5

Long-term debt	Note 12	637.7	820.7
Pension liability	Note 18	136.0	109.2
Other non-current liabilities	Note 18	117.1	126.2

Total non-current liabilities		890.8	1,056.1

Commitments and contingencies	Notes 16, 17
Common stock1)		102.8	102.8
Additional paid-in capital		1,472.8	1,559.0
Retained earnings		1,910.1	1,412.8
Accumulated other comprehensive income		36.4	74.3
Treasury stock (13.8 and 17.7 shares)		(594.8)	(760.7)

Total parent shareholders’ equity		2,927.3	2,388.2

Non-controlling interests		11.9	47.8

Total equity	Note 13	2,939.2	2,436.0

Total liabilities and equity		$5,664.5	$5,185.6

1)	Number of shares: 350 million authorized, 102.8 million issued for both years, and 89.0 and 85.1 million outstanding, net of treasury shares, for 2010 and 2009, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(DOLLARS IN MILLIONS)		2010	2009	2008

Operating activities
Net income		$595.5	$12.6	$172.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		281.7	314.3	346.9
Deferred income taxes		17.8	(62.5)	(12.2)
Loss on extinguishment of debt	Notes 12, 13	12.3	–	–
Undistributed earnings from affiliated companies, net of dividends		5.1	(3.3)	(3.6)
Net change in:
Receivables and other assets, gross		(227.8)	(175.0)	352.9
Inventories gross		(50.4)	134.2	(66.1)
Accounts payable and accrued expenses		230.4	235.1	(206.4)
Income taxes		37.3	12.9	(7.1)
Other, net		22.5	24.3	36.8

Net cash provided by operating activities		924.4	492.6	613.6

Investing activities
Expenditures for property, plant and equipment		(236.4)	(139.7)	(293.4)
Expenditures for intangible assets		–	–	(0.6)
Proceeds from sale of property, plant and equipment		12.0	9.3	14.9
Acquisition of businesses, net of cash acquired	Note 14	(77.4)	(36.3)	(42.5)
Other		4.6	9.4	0.6

Net cash used in investing activities		(297.2)	(157.3)	(321.0)

Financing activities
Net (decrease) increase in short-term debt		(278.6)	17.1	(22.5)
Issuance of long-term debt		19.8	595.4	737.4
Repayments and other changes in long-term debt		(170.8)	(1,203.8)	(322.5)
Cash paid for extinguishment of debt		(8.3)	–	–
Dividends paid to non-controlling interests		–	(3.1)	(3.3)
Capital contribution from non-controlling interests		1.2	–	–
Acquisition of subsidiary shares from non-controlling interest		(63.7)	(4.6)	(6.8)
Dividends paid		(57.7)	(14.8)	(115.2)
Shares repurchased		–	–	(173.5)
Common stock and purchase contract issue, net		–	236.9	–
Common stock options exercised	Note 15	29.2	0.8	4.9

Net cash (used in) provided by financing activities		(528.9)	(376.1)	98.5
Effect of exchange rate changes on cash and cash equivalents		16.7	24.9	(56.3)

Increase (decrease) in cash and cash equivalents		115.0	(15.9)	334.8

Cash and cash equivalents at beginning of year		472.7	488.6	153.8

Cash and cash equivalents at end of year		$587.7	$472.7	$488.6

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury Stock	Total parent shareholders’ equity	Non- Controlling Interests	Total equity1)

Balance at December 31, 2007	102.8	$102.8	$1,954.3	$1,339.3	$187.5	$(1,234.8)	$2,349.1	$52.2	$2,401.3

Comprehensive Income:
Net income				164.7			164.7	7.7	172.4
Net change in cash flow hedges					0.0		0.0		0.0
Foreign currency translation					(100.7)		(100.7)	0.6	(100.1)
Pension liability					(32.5)		(32.5)		(32.5)
Total Comprehensive Income									39.8
Common stock incentives2)						10.6	10.6		10.6
Cash dividends declared				(101.2)			(101.2)		(101.2)
Dividends paid to non-controlling interests on subsidiary shares								(3.5)	(3.5)
Repurchased treasury shares						(173.5)	(173.5)		(173.5)
Investment in subsidiary by non-controlling interests								0.3	0.3

Balance at December 31, 2008	102.8	$102.8	$1,954.3	$1,402.8	$54.3	$(1,397.7)	$2,116.5	$57.3	$2,173.8

Comprehensive Income:
Net income				10.0			10.0	2.6	12.6
Net change in cash flow hedges					(0.3)		(0.3)		(0.3)
Foreign currency translation					18.0		18.0	0.6	18.6
Pension liability					2.3		2.3		2.3
Total Comprehensive Income									33.2
Common stock incentives2)						6.3	6.3		6.3
Dividends paid to non-controlling interests on subsidiary shares								(3.1)	(3.1)
Common stock issuance, net			(409.5)			630.7	221.2		221.2
Fair value purchase contract, net			15.7				15.7		15.7
Purchase of subsidiary shares from non-controlling interests			(1.5)				(1.5)	(9.6)	(11.1)

Balance at December 31, 2009	102.8	$102.8	$1,559.0	$1,412.8	$74.3	$(760.7)	$2,388.2	$47.8	$2,436.0

Comprehensive Income:
Net income				590.6			590.6	4.9	595.5
Net change in cash flow hedges					0.2		0.2		0.2
Foreign currency translation					(30.3)		(30.3)	0.3	(30.0)
Pension liability					(7.8)		(7.8)		(7.8)
Total Comprehensive Income									557.9
Common stock incentives2)						34.6	34.6		34.6
Cash dividends declared				(93.3)			(93.3)		(93.3)
Common stock issuance, net			(74.2)			131.3	57.1		57.1
Investment in subsidiary by non-controlling interests								1.2	1.2
Acquisition of non-controlling interests								4.2	4.2
Purchase of subsidiary shares from non-controlling interests			(12.0)				(12.0)	(46.5)	(58.5)

Balance at December 31, 2010	102.8	$102.8	$1,472.8	$1,910.1	$36.4	$(594.8)	$2,927.3	$11.9	$2,939.2

1)	See Note 13 for further details – includes tax effects where applicable. 2) See Notes 1 and 15 for further details – includes tax effects.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(Dollars in millions, except per share data)

Nature of Operations

Through its operating subsidiaries, Autoliv is a global automotive safety supplier with sales to all the leading car manufacturers.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. Generally accepted accounting Principles (GAAP) and include Autoliv, Inc. and all companies over which Autoliv, Inc. directly or indirectly exercises control, which generally means that the Company owns more than 50% of the voting rights. From January 1, 2010, consolidation is also required when the Company has both the power to direct the activities of a variable interest entity (VIE) and the obligation to absorb losses or receive benefits from the VIE that could be significant to the VIE. Prior to January 1, 2010, consolidation of a VIE was required when the Company was subject to a majority of the risk of loss from or was entitled to receive a majority of the residual returns from the VIE.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported using to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

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

Net sales exclude taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers.

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

Receivables

The Company has guidelines for calculating the allowance for bad debts. In determining the amount of a bad debt allowance, management uses its judgment to consider factors such as the age of the receivables, the Company’s prior experience with the customer, the experience of other enterprises in the same industry, the customer’s ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the allowance.

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

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Income along with the offsetting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income, (OCI), and reclassified into the Consolidated Statements of Income when the hedge transaction effects net earnings. There were no material reclassifications from OCI to the Consolidated Statements of Income in 2010 and, likewise, no material reclassifications are expected in 2011. Any ineffectiveness has been immaterial.

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

Impairment of Goodwill and Long-lived Assets

As of December 31, 2010 and 2009, the Company had recorded goodwill of approximately $1.6 billion of which nearly all is associated with the reporting unit Airbag & Seatbelt Systems. Approximately $1.2 billion is goodwill associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The impairment testing of goodwill is based on three different reporting units: 1) Airbag & Seatbelt Systems, 2) Active Safety Electronics and 3) Seat Sub-Systems.

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

There were no impairments of goodwill in 2008 through 2010.

The Company evaluates the carrying value of long-lived assets other than goodwill when indications of impairment are evident. Impairment testing is primarily done by using the cash flow method based on undiscounted future cash flows.

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

Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

Restructuring provisions

The Company defines restructuring expense to include costs directly associated with rightsizing, exit or disposal activities.

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

The statement of operations of these subsidiaries is translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in equity as a component of OCI.

Receivables and Liabilities in Non-Functional Currencies

Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in the Consolidated Statements of Income amounted to $(9.1) million in 2010, $(16.1) million in 2009 and $7.4 million in 2008, and are recorded in operating income if they relate to operational receivables and liabilities or recorded in other financial items, net if they relate to financial receivables and liabilities.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires disclosure of significant transfers between Level 1 and Level 2 of the fair value hierarchy beginning on January 1, 2010. ASU No. 2010-06 further requires entities to report, on a gross basis, activity in the Level 3 fair value measurement reconciliation beginning on January 1, 2011. The adoption of the 2010 provisions of ASU No. 2010-06 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFaS”) No. 167, “Amendments to FASB interpretation 46(R) (FIN 46(R)),” which has been codified as ASU No. 2009-17. ASU 2009-17 requires that the assessment of whether an entity has a controlling financial interest in a Variable Interest Entity (VIE) must be performed on an ongoing basis. ASU 2009-17 also requires that the assessment to determine if an entity has a controlling financial interest in a VIE must be qualitative in nature, and eliminates the quantitative assessment required in ASC 810. The adoption of ASU No. 2009-17 did not have an impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an Amendment of SFAS No. 140”, which has been codified as ASU No. 2009-16. ASU No. 2009-16 eliminates the concept of a qualified special-purpose entity from GAAP. ASU No. 2009-16 also clarifies the language surrounding when a transferor of financial assets has surrendered control over the transferred financial assets. ASU No. 2009-16 establishes additional guidelines for the recognition of a sale related to the transfer of a portion of a financial asset, and requires that all transfers be measured at fair value. The adoption of ASU No. 2009-16 did not have a material impact on the Company’s consolidated financial statements.

Reclassifications

Certain prior-year amounts have been reclassified to conform to current year presentation.

2. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

As of March 31, 2010, Autoliv acquired Delphi’s Occupant Protection Systems (OPS) operations in Korea and China. The purchase price for this acquisition was $73 million and this acquisition did not result in any goodwill. The assets and liabilities assumed from these businesses were included in the Company’s consolidated financial statements as of March 31, 2010. The results from the operations have been included in the consolidated financial statements from April 1, 2010.

In December 2009, Autoliv acquired certain assets from Delphi in North America and Europe for the production of airbags, steering wheels and seat-belts. The purchase price and goodwill in connection with these acquisitions was $34 million and $1 million, respectively.

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

3. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis

The Company records derivatives at fair value. Any gains and losses on derivatives recorded at fair value are reflected in the Consolidated Statement of Income with the exception of cash flow hedges where an immaterial portion of the fair value is reflected in Other Comprehensive Income in the balance sheet. The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Derivatives with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under existing GAAP, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of the Company’s derivatives by the above pricing observability levels:

	Total carrying amount in Consolidated Balance Sheet			Fair value measurement at December 31, using:
	December 31			2010			2009

DESCRIPTION	2010	2009	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets
Derivatives	$17.1	$17.3	—	$17.1	—	—	$17.3	—

Total Assets	$17.1	$17.3	—	$17.1	—	—	$17.3	—

Liabilities
Derivatives	$7.1	$13.1	—	$7.1	—	—	$13.1	—

Total Liabilities	$7.1	$13.1	—	$7.1	—	—	$13.1	—

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short term maturity of these instruments. The fair value of long-term debt is determined from quoted market prices as provided in the secondary market which was estimated using a discounted cash flow method based on the Company’s current borrowing rates for similar types of financing without a quoted market price. The discount rates for all derivative contracts are based on bank deposit or swap interest rates. Credit risk has been considered when determining the discount rates used for the derivative contracts which when aggregated by counterparty are in a liability position. The fair value of derivatives is estimated using a discounted cash flow method based on quoted market prices.

The fair value and carrying value of debt is summarized in the table below. For further details on the Company’s debt, see Note 12.

FAIR VALUE OF DEBT, DECEMBER 31

LONG TERM DEBT	Carrying value 1) 2010	Fair value 2010	Carrying value1) 2009	Fair value 2009

Commercial paper (reclassified)	$0.0	$0.0	$117.6	$117.6
U.S. Private placement	409.3	442.8	406.5	413.0
Medium-term notes	88.2	96.3	124.8	131.8
Notes2)	100.2	115.7	146.4	181.5
Other long-term debt	40.0	39.7	25.4	25.5

Total	$637.7	$694.5	$820.7	$869.4

Short-term debt
Overdrafts and other short-term debt	$29.7	$29.7	$54.1	$54.1
Short-term portion of long-term debt	57.4	57.4	264.5	264.5

Total	$87.1	$87.1	$318.6	$318.6

1)	Debt as reported in balance sheet.
2)	Issued as a part of the equity unit offering. (for further information see note 13).

The tables below present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009. Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2010 and 2009, have been presented on a gross basis.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010

DESCRIPTION	Nominal volume	Derivative asset	Derivative liability	Balance Sheet location

Derivatives designated as hedging instruments
Interest rate swaps, less than 9 years (fair value hedge)	$60.0	$9.3	$—	Other non-current asset

Total derivatives designated as hedging instruments	$60.0	$9.3	$—

Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$40.3	$3.7	$—	Other current assets
Foreign exchange swaps, less than 6 months	1,486.2	4.1	7.1	Other current assets/liabilities

Total derivatives not designated as hedging instruments	$1,526.5	$7.8	$7.1

Total derivatives	$1,586.5	$17.1	$7.1

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009

DESCRIPTION	Nominal volume	Derivative asset	Derivative liability	Balance Sheet location

Derivatives designated as hedging instruments
Cross currency interest rate swaps, less than 1 year (cash flow hedge)	$52.5	$2.3	$4.5	Other current assets/liabilities
Interest rate swaps, less than 10 years (fair value hedge)	60.0	6.5	–	Other non-current asset

Total derivatives designated as hedging instruments	$112.5	$8.8	$4.5

Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$20.3	$0.5	$–	Other current assets
Cross currency interest rate swaps, less than 2 years	40.3	1.1	–	Other non-current assets
Foreign exchange swaps, less than 6 months	1,379.3	6.9	8.6	Other current assets/liabilities

Total derivatives not designated as hedging instruments	$1,439.9	$8.5	$8.6

Total derivatives	$1,552.4	$17.3	$13.1

AMOUNT GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENT OF INCOME JANUARY DECEMBER 2010

	Nominal volume		Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense

Derivatives designated as hedging instruments
Cross currency interest rate swaps, less than 1 year (cash flow hedge)	$54.0	1)	$1.9	$–	$–	$–	$0.2
Interest rate swaps, less than 9 years (fair value hedge)	60.0	2)	–	2.8	–	–	–

Total derivatives designated as hedging instruments	$114.0	1)

1)	Cross currency interest rate swaps with a nominal value of $54 million have matured in 2010. 2) The hedged item related to the fair value hedge consists of a $60 million debt note which matures in 2019. The fair value change related to this note of $(2.8) million has increased interest expense during 2010 and thus fully offsets the $2.8 million fair value change related to the hedging instrument disclosed in the table above.

AMOUNT GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENT OF INCOME JANUARY-DECEMBER 2009

	Nominal volume		Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense

Derivatives designated as hedging instruments
Cross currency interest rate swaps, less than 1 year (cash flow hedge)	$52.5		$1.6	$—	$—	$(0.3)	$—
Interest rate swaps, less than 10 years (fair value hedge)	60.0	1)	—	(8.9)	—	—	—

Total derivatives designated as hedging instruments	$112.5

1)	The hedged item related to the fair value hedge consists of a $60 million debt note which matures in 2019. The fair value change related to this note of $8.9 million has decreased interest expense during 2009 and thus fully offsets the $(8.9) million fair value change related to the hedging instrument disclosed in the table above.

AMOUNT GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENT OF INCOME JANUARY-DECEMBER

	Nominal volume		Other financial items, net		Interest expense		Interest income
	2010	2009	2010	2009	2010	2009	2010	2009

Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$40.3	$20.3	$2.0	$1.5	$0.2	$0.1	$—	$—
Cross currency interest rate swaps, less than 2 years	—	40.3	—	2.9	—	0.2	—	—
Foreign exchange swaps	1,486.2	1,379.3	(1.0)	20.2	(0.3)	(0.2)	—	—

Total derivatives not designated as hedging instruments	$1,526.5	$1,439.9

All amounts recognized in the Consolidated Statements of Income related to derivatives, not designated as hedging instruments, relate to economic hedges and thus have been materially offset by an opposite statements of income effect of the related financial liabilities or financial assets.

Assets and liabilities measured at fair value on a non-recurring basis

During 2010 and 2009, in connection with restructuring activities in North America, Europe and Asia, the Company recorded impairment charges on certain of its long-lived assets, mainly machinery and equipment (for further information, see Note 10 Restructuring and Other liabilities below). The impairment charges have reduced the carrying value of the assets to their fair value, as summarized in the table below.

FAIR VALUE MEASUREMENTS USING

DESCRIPTION	Fair value December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses

Long-lived assets held for use /sale	$0.0	$—	$—	$0.0	$(1.0)

Total losses	$0.0	$—	$—	$0.0	$(1.0)

Machinery and equipment with a carrying amount of $1.0 million was written down to its fair value of $0.0 million, resulting in an impairment charge of $1.0 million, which was included in the Consolidated Statements of Income for the year ended December 31, 2010. There will be no future identifiable cash flows related to this group of impaired assets.

DESCRIPTION	Fair value December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses

Long-lived assets held for use /sale	$0.0	$–	$–	$0.0	$(5.3)

Total losses	$0.0	$–	$–	$0.0	$(5.3)

Machinery and equipment with a carrying amount of $5.3 million was written down to its fair value of $0.0 million, resulting in an impairment charge of $5.3 million, which was included in the Consolidated Statements of Income for the year ended December 31, 2009. There will be no future identifiable cash flows related to this group of impaired assets.

4. Income Taxes

INCOME (LOSS) BEFORE INCOME TAXES	2010	2009	2008

U.S.	$132.8	$(30.1)	$29.2
Non-U.S.	672.7	35.6	219.5

Total	$805.5	$5.5	$248.7

PROVISION FOR INCOME TAXES	2010	2009	2008

Current
U.S. federal	$60.9	$6.0	$16.8
Non-U.S.	120.0	47.8	69.7
U.S. state and local	11.3	1.5	2.1
Deferred
U.S. federal	(8.9)	0.1	1.2
Non-U.S.	28.2	(62.5)	(13.6)
U.S. state and local	(1.5)	0.0	0.1

Total income tax expense (benefit)	$210.0	$(7.1)	$76.3

EFFECTIVE INCOME TAX RATE	2010	2009	2008

U.S. federal income tax rate	35.0%	35.0%	35.0%
Net operating loss carry-forwards	(0.9)	(70.9)	(0.8)
Non-utilized operating losses	0.1	172.7	5.2
Foreign tax rate variances	(9.5)	(388.3)	(4.3)
State taxes, net of federal benefit	0.8	41.8	0.8
Earnings of equity investments	(0.2)	(21.8)	(0.5)
Tax credits	(3.3)	(398.2)	(10.7)
Changes in tax reserves	(0.4)	32.7	(0.4)
Accrual to return adjustments	0.0	(29.1)	0.9
Cost of double taxation	1.9	281.8	3.4
Withholding taxes	2.7	200.0	0.8
Other, net	(0.1)	15.2	1.3

Effective income tax rate	26.1%	(129.1)%	30.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2010, the Company had net operating loss carry-forwards (NOL’s) of approximately $163 million, of which approximately $126 million have no expiration date. The remaining losses expire on various dates through 2029. The Company also has $2.7 million of U.S. Foreign Tax Credit carryforwards, which expire on various dates through 2019.

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

The Company benefits from “tax holidays” in certain of its subsidiaries, principally in China and Korea. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the establishment of an eligible company. These tax holidays have resulted in income tax savings of approximately $18 million ($0.20 per share) in 2010, $12 million ($0.14 per share) in 2009 and $5 million ($0.07 per share) in 2008. These special holiday rates are expected to be available for at least two more years, but have begun to be phased out at some subsidiaries.

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

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2003. With few exceptions, the Company is also no longer subject to income tax examination by U.S. state or local tax authorities for tax years prior to 2003. In addition, with few exceptions, the Company is no longer subject to income tax examinations by non-U.S. tax authorities for years before 2003. The Internal Revenue Service (IRS) began an examination of the Company’s 2003-2005 U.S. income tax returns in the second quarter of 2006. On March 31, 2009, the IRS field examination team issued an examination report in which the examination team proposed to increase the Company’s U.S. taxable income due to alleged incorrect transfer pricing in transactions between a U.S. subsidiary and other subsidiaries during the period 2003 through 2005. The Company, after consultation with its tax counsel, filed a protest to the examination report to seek review of the examination report by the Appeals Office of the IRS. By letter dated June 1, 2010, the Appeals Office team assigned to review the examination report informed the Company that it had concluded that the IRS should withdraw all of the adjustments that would have increased the Company’s taxable income due to alleged incorrect transfer pricing. Aspects of that decision are subject to review by the Appeals Technical Guidance Coordinator with responsibility for one of the principal transfer pricing issues that the examination report raised. In addition, the U.S. Congress Joint Committee on Taxation will review the proposed resolution in the context of its review of a tax refund the Company is claiming for this same period. The Company is not able to estimate when these reviews will be completed. In addition, the IRS began an examination of the Company’s 2006-2008 U.S. income tax returns in the third quarter 2009. In addition, the Company is undergoing tax audits in several non-U.S. jurisdictions covering multiple years. As of December 31, 2010, as a result of those tax examinations, the Company is not aware of any material proposed income tax adjustments. The Company expects the completion of certain tax audits in the near term. If completed with satisfactory outcomes, which cannot be assured, it is reasonably possible that the completion of those audits and the determinations that could be made in other current audits would decrease by up to $22 million the unrecognized tax benefits in some future period or periods. In addition, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of January 1, 2010, the Company had recorded $46.7 million for unrecognized tax benefits related to prior years, including $9.6 million of accrued interest and penalties. During 2010, the Company recorded a net decrease of $3.9 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years and recorded a decrease of $0.5 million for interest and penalties related to unrecognized tax benefits of prior years. The Company had $9.1 million accrued for the payment of interest and penalties as of December 31, 2010. Of the total unrecognized tax benefits of $42.3 million recorded at December 31, 2010, $25.2 million is classified as current tax payable and $17.1 million is classified as non-current tax payable on the Consolidated Balance Sheet. Substantially all of these reserves would impact the effective tax rate if released into income.

TABULAR PRESENTATION OF TAX BENEFITS UNRECOGNIZED	2010	2009	2008

Unrecognized tax benefits at beginning of year	$37.1	$34.1	$38.7
Gross amounts of increases and decreases:
Increases as a result of tax positions taken during a prior period	0.0	0.0	1.7
Decreases as a result of tax positions taken during a prior period	(0.0)	(0.5)	(0.5)
Increases as a result of tax positions taken during the current period	1.2	8.1	2.8
Decreases as a result of tax positions taken during the current period	0.0	0.0	0.0
Decreases relating to settlements with taxing authorities	(1.0)	(0.0)	(0.8)
Decreases resulting from the lapse of the applicable statute of limitations	(4.2)	(5.6)	(6.4)
Translation Difference	0.1	1.0	(1.4)

Total unrecognized tax benefits at end of year	$33.2	$37.1	$34.1

DEFERRED TAXES DECEMBER 31	2010	2009

Assets
Provisions	$91.1	$81.2
Costs capitalized for tax	8.0	5.2
Property, plant and equipment	47.5	46.4
Retirement Plans	58.2	51.3
Tax receivables, principally NOL’s	62.4	101.9
Deferred tax assets before allowances	$267.2	$286.0
Valuation allowances	(30.1)	(54.2)

Total	$237.1	$231.8

Liabilities
Acquired intangibles	$(37.6)	$(41.5)
Statutory tax allowances	(2.2)	(2.0)
Insurance deposit	(7.2)	(9.1)
Distribution taxes	(32.0)	(9.5)
Other	(0.2)	(0.7)

Total	$(79.2)	$(62.8)

Net deferred tax asset	$157.9	$169.0

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS DECEMBER 31	2010	2009	2008

Allowances at beginning of year	$54.2	$37.6	$30.8
Benefits reserved current year	2.9	15.3	6.6
Benefits recognized current year	(33.5)	(3.7)	(1.2)
Write-offs and other changes	5.9	2.7	4.7
Translation difference	0.6	2.3	(3.3)

Allowances at end of year	$30.1	$54.2	$37.6

U.S. federal income taxes have not been provided on $3.0 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. Most of these undistributed earnings are not subject to withholding taxes upon distribution to intermediate holding companies. However, when appropriate, the Company provides for the cost of such distribution taxes. the Company has determined that it is not practicable to calculate the deferred tax liability if the entire $3.0 billion of earnings were to be distributed to the U.S.

5. Receivables

DECEMBER 31	2010	2009	2008

Receivables	$1,375.1	$1,061.8	$848.4
Allowance at beginning of year	(8.7)	(9.9)	(10.9)
Reversal of allowance	2.2	5.2	3.8
Addition to allowance	(2.1)	(7.2)	(9.5)
Write-off against allowance	0.9	3.5	5.5
Translation difference	0.2	(0.3)	1.2
Allowance at end of year	(7.5)	(8.7)	(9.9)

Total receivables, net of allowance	$1,367.6	$1,053.1	$838.5

6. Inventories

DECEMBER 31	2010	2009	2008

Raw material	$271.8	$243.2	$272.5
Work in progress	216.7	205.3	252.1
Finished products	154.8	125.3	148.5

Inventories	$643.3	$573.8	$673.1

Inventory reserve at beginning of year	$(84.8)	$(80.7)	$(69.4)
Reversal of reserve	8.1	6.9	4.9
Addition to reserve	(16.1)	(17.9)	(25.4)
Write-off against reserve	10.2	8.8	7.9
Translation difference	1.0	(1.9)	1.3

Inventory reserve at end of year	(81.6)	(84.8)	(80.7)

Total inventories, net of reserve	$561.7	$489.0	$592.4

7. Investments and Other Non-current Assets

As of December 31, 2010, the Company had invested in four affiliated companies which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method, which means that a proportional share of the affiliated company’s net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Income, the proportional share of the affiliated company’s net income (loss) is reported as “Equity in earnings of affiliates”. The Company is applying deposit accounting for an insurance arrangement. For additional information on derivatives see Note 3.

In 2010, Shanghai-VOA Webbing Belt Co. Ltd., where the company owned 45%, was liquidated.

DECEMBER 31	2010	2009

Total investments in affiliated companies	$21.4	$25.3
Deferred income tax receivables	151.9	155.9
Derivative assets	9.3	7.6
Long-term interest bearing deposit (insurance arrangement)	22.6	27.6
Other non-current assets	22.9	19.1

Investments and other non-current assets	$228.1	$235.5

The most significant investments in affiliated companies and the respective percentage of ownership are:

COUNTRY	Ownership %	Company name

France	49%	EAK SA Composants pour L’Industrie Automobile
France	49%	EAK SNC Composants pour L’Industrie Automobile
Malaysia	49%	Autoliv-Hirotako Safety Sdn Bhd (parent and subsidiaries)
China	30%	Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd.

8. Property, Plant and Equipment

DECEMBER 31	2010	2009	Estimated life

Land and land improvements	$107.6	$97.9	n/a to 15
Machinery and equipment	2,751.3	2,720.6	3-8
Buildings	718.0	689.7	20-40
Construction in progress	125.3	73.1	n/a

Property, plant and equipment	$3,702.2	$3,581.3

Less accumulated depreciation	(2,676.4)	(2,539.5)

Net of depreciation	$1,025.8	$1,041.8

DEPRECIATION INCLUDED IN	2010	2009	2008

Cost of sales	$233.6	$252.4	$276.6
Selling, general and administrative expenses	8.7	15.4	20.2
Research, development and engineering expenses	21.4	23.4	26.5

Total	$263.7	$291.2	$323.3

Total fixed asset impairments in 2010 were $1.0 million, of which all were associated with restructuring activities. Total fixed asset impairments in 2009 were $5.3 million, of which all were associated with restructuring activities. Total impairments recognized in 2008 were $12 million, of which $8 million were associated with restructuring activities.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2010 and 2009, amounted to $1.6 million and $1.2 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2010 and 2009, amounted to $3.7 and $5.1 million, respectively.

9. Goodwill and Intangible Assets

UNAMORTIZED INTANGIBLES	2010	2009

Goodwill
Carrying amount at beginning of year	$1,614.4	$1,607.8
Acquisitions and purchase price adjustments	1.5	—
Translation differences	(3.6)	6.6

Carrying amount at end of year	$1,612.3	$1,614.4

AMORTIZED INTANGIBLES	2010	2009

Gross carrying amount	$379.0	$367.0
Accumulated amortization	(269.3)	(252.7)

Carrying value	$109.7	$114.3

No significant impairments were recognized during 2010, 2009 or 2008.

At December 31, 2010, goodwill assets include $1.2 billion associated with the 1997 merger of Autoliv AB and the automotive Safety Products Division of Morton international, Inc.

The increase in the gross carrying amount of the intangible assets is primarily due to acquired patents included in the Delphi acquisition. The aggregate amortization expense on intangible assets was $18.0 million in 2010, $23.1 million in 2009, and $23.6 million in 2008. The estimated amortization expense is as follows (in millions): 2011: $14.5; 2012: $15.1; 2013 $13.7, 2014: $11.6 and 2015: $8.4.

10. Restructuring and Other Liabilities

Restructuring

Restructuring provisions are made on a case by case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2007 to December 31, 2010.

2010

In 2010, the employee-related restructuring provisions, made on a case-by-case basis, relate mainly to headcount reductions throughout Europe. Reversals in 2010 mainly relate to restructuring reserves in North America and Europe and were due to capacity reduction that was not as severe as originally communicated. The cash payments mainly relate to high-cost countries in Europe and in Australia. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of income. Impairment charges mainly relate to machinery and equipment impaired in connection with restructuring activities in Australia and Japan. The fixed asset impairments have been charged against Cost of sales in the Consolidated Statements of income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2009 to December 31, 2010.

	December 31 2009	Provision/ Charge	Provision/ Reversal	Cash payments	Non-cash	Translation difference	December 31 2010

Restructuring employee-related	$100.1	$30.3	$(10.2)	$(66.1)	$—	$(5.7)	$48.4
Fixed asset impairment	—	1.0	—	—	(1.0)	—	—
Other	0.2	0.2	—	(0.2)	—	—	0.2

Total reserve	$100.3	$31.5	$(10.2)	$(66.3)	$(1.0)	$(5.7)	$48.6

2009

In 2009, the employee-related restructuring provisions, made on a case-by-case basis, relate mainly to headcount reductions throughout North America, South America, Europe, Japan and Australia. Reversals in 2009 mainly relate to 2008 restructuring reserves in North America and Europe and were due to customer program cancellations which were not as severe as originally communicated and final settlement of employee-related amounts were less than initial restructuring plan estimates. The cash payments mainly relate to high-cost countries in North America, Europe and in Japan. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of income. Impairment charges mainly relate to machinery and equipment impaired in connection with restructuring activities in North America. The fixed asset impairments have been charged against Cost of sales in the Consolidated Statements of income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2008 to December 31, 2009.

	December 31 2008	Provision/ Charge	Provision/ Reversal	Cash payments	Non-cash	Translation difference	December 31 2009

Restructuring employee-related	$55.3	$133.6	$(5.7)	$(85.1)	$—	$2.0	$100.1
Fixed asset impairment	—	5.3	—	—	(5.3)	—	—
Other	0.4	—	—	(0.2)	—	—	0.2

Total reserve	$55.7	$138.9	$(5.7)	$(85.3)	$(5.3)	$2.0	$100.3

Action Program

The action program initiated in July 2008 (the action Program), as discussed below, was finalized as of December 31, 2008 and the remaining reserves at the end of 2008 were substantially paid during 2009. The Company has not initiated additional restructuring activities under this comprehensive program. From January 2009 and onwards new provisions for restructuring activities have been made on a case by case basis.

The table above includes the cash payments and remaining reserves associated with the Action Program and such payments and remaining reserves are also separately disclosed in the table below.

	December 31 2008	Provision/ Charge	Provision/ Reversal	Cash payments	Non-cash	Translation difference	December 31 2009

Restructuring employee-related	$46.4	$—	$(3.8)	$(35.4)	$—	$0.1	$7.3
Other	0.2	—	—	(0.2)	—	—	—

Total reserve	$46.6	$—	$(3.8)	$(35.6)	$—	$0.1	$7.3

2008

In 2008, the employee-related restructuring provisions relate mainly to head-count reductions throughout North America and Europe and are primarily associated with the Action Program referred to below. The cash payments mainly relate to high-cost countries in North America and Europe. The changes in the employee-related reserves have been charged against other income (expense), net in the Consolidated Statements of Income. Impairment charges mainly relate to machinery and equipment impaired in connection with the Action Program activities in North America and Europe. The fixed asset impairments have been charged against Cost of sales in the Consolidated Statements of Income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2007 to December 31, 2008.

	December 31 2007	Provision/ Charge	Acquisitions	Cash payments	Non-cash	Translation difference	December 31 2008

Restructuring employee-related	$16.8	$71.6	$1.1	$(31.3)	$—	$(2.9)	$55.3
Fixed asset impairment	—	8.0	—	—	(8.0)	—	—
Other	—	0.4	—	—	—	—	0.4

Total reserve	$16.8	$80.0	$1.1	$(31.3)	$(8.0)	$(2.9)	$55.7

Action Program

In July 2008, the Company announced that it was developing the Action Program to mitigate the effects of both accelerating production cuts by customers and increasing costs for raw materials. The main items in the program are adjustment of manufacturing capacity, including plant closures, due to lower expected vehicle production, accelerated move of sourcing to low-cost countries, consolidation of supplier base and standardization of products and reductions in overhead costs, including consolidation of technical centers. The pre-tax cost for this program was estimated to be $75 million which approximates the actual costs incurred.

The previous table includes the activity and remaining reserves associated with the Action Program, which are also separately disclosed in the table below.

	December 31 2007	Provision/ Charge	Cash payments	Non-cash	Translation difference	December 31 2008

Restructuring employee-related	$—	$65.8	$(16.9)	$—	$(2.5)	$46.4
Fixed asset impairment	—	8.0	—	(8.0)	—	—
Other	—	0.2	—	—	—	0.2

Total reserve	$—	$74.0	$(16.9)	$(8.0)	$(2.5)	$46.6

11. Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company’s products fail to perform as expected and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues.

The Company records liabilities for product-related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. the provisions are recorded on an accrual basis.

The increase in reserve in 2010 mainly relates to recalls. The increase in the reserve in 2009 mainly relates to warranties.

Cash payments have been made mainly for warranty related issues in connection with a variety of different products and customers for both 2009 and 2010.

The table below summarizes the change in the balance sheet position of the product-related liabilities.

DECEMBER 31	2010	2009	2008

Reserve at beginning of the year	$30.6	$16.7	18.8
Change in reserve	25.4	23.5	9.0
Cash payments	(17.0)	(10.1)	(10.8)
Translation difference	0.2	0.5	(0.3)

Reserve at end of the year	$39.2	$30.6	$16.7

12. Debt and Credit Agreements

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

Short-Term Debt

Short-term debt including DRD has been reduced from $322 million at year-end 2009 to $86 million at December 31, 2010 as a result of the strong cash flow. Of the 2010 amount, $57 million relates to the short-term portion of long-term debt. This consists mainly of a floating-rate medium-term note of SEK 300 million which has been swapped into $40 million, carrying floating interest rates at LIBOR + 1.2%. The remaining short-term portion of long-term loans are loans and financing at subsidiary level, primarily $8 million of loans in Japan carrying interest rates of 1.6% and $7 million of loans in Brazil carrying interest rates of 4.5%.

The Company’s subsidiaries also have credit agreements principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2010, excluding commercial paper facilities as described below, amounted to $401 million, of which $29 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2010, was $372 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2010 and 2009 was 2.2% and 3.4%, respectively.

Long-Term Debt Outstanding Loans

Following the sharp reduction of debt in 2009 and 2010, Autoliv did not issue any substantial new debt during 2010 despite the continued improvement in credit margins for the Company. Instead, during May and June 2010, Autoliv conducted a number of accelerated equity unit transactions (see note 13 for more details) which reduced long-term debt by $54 million and the net carrying amount of the remaining equity units to $100 million at December 31, 2010. The notes related to the equity units were issued at a discount (in March 2009) and, after considering the repurchases made in 2010, they will have a carrying amount of $106 million at their repricing date in the first quarter of 2012. The remaining unamortized discount was $6 million at December 31, 2010. In addition, an interest coupon of 8% is paid on the notes of the equity units until the repricing. The effective interest rate on these notes including cash coupon and amortization is 15% until repricing. In 2010, total interest cost for the equity units was $18 million and $12 million has been reported as a loss on debt extinguishment in conjunction with the accelerated equity unit exchange.

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

As of December 31, 2010, only one interest rate swap with nominal value of $60 million remains outstanding. Consequently, $340 million of the notes carry fixed interest rates varying between 4.6% and 5.8%, when including the amortization of the cancelled swaps, while $60 million carry floating interest rates at three-month LIBOR + 1.0%.

The remaining other long-term debt of $128 million, consisted primarily of a SEK 600 million note which is swapped into $88 million and carries a floating interest rate of STIBOR + 3.9%, a $21 million equivalent loan borrowed from the Brazilian Development Bank by Autoliv do Brazil Ltda. (a wholly-owned subsidiary) which carries an interest rate of 4.5% and matures in 2013 and $16 million equivalent of loans borrowed from Japanese Banks by Autoliv KK (a wholly-owned subsidiary) which carry interest rates of 1.6% and mature between 2012 and 2015. The Company is not subject to any financial covenants, i.e. performance related restrictions in any of its significant long-term borrowings or commitments.

Long-Term Debt Loan Facilities

While outstanding debt has decreased substantially in 2010, long-term commitments and back-up facilities have been increased during the year. In June 2010, Autoliv AB, (a wholly-owned subsidiary) signed agreements for two new revolving credit facilities of SEK 2.0 billion (approx. $294 million) and €155 million (approx. $205 million). The SEK 2.0 billion facility is entered into with Nordea and matures in June 2017. The Company pays a commitment fee for this facility of 0.63%. The €155 million facility is entered into with Swedish Export Credit Corporation and SEB and matures in June 2015. The Company pays a commitment fee for this facility of 0.58%. EKN, the Swedish Export Credits Guarantee Board, has guaranteed each of these facilities up to 75%. In addition to these facilities, the Company maintains a revolving credit facility of $1,100 million, which is syndicated among 14 banks and matures in November 2012. The Company pays a commitment fee of 0.07% (given the rating of BBB+ from Standard & Poor’s at December 31, 2010). Borrowings under all of these facilities are unsecured and bear interest based on the relevant LIBOR or IBOR rate. None of these facilities were utilized at year-end 2010. The commitments are available for general corporate purposes. Borrowings are prepayable at any time and are due at the respective expiration date.

In 2009, Autoliv AB received an 18-month irrevocable loan commitment from the European Investment Bank (EIB) of €225 million (approx. $300 million) under which loans with an average maturity of up to 7.5 years and a final maturity up to 10 years are available. Loans under the commitment were originally agreed to carry interest rates of EIB’s cost of funds plus 1.8%. In November 2010, EIB agreed to reduce the interest rates to EIB’s cost of funds plus 1.2%. There is no commitment fee to be paid for this arrangement. No loans were outstanding under this commitment at December 31, 2010. The commitment will expire in June 2011 if loans are not drawn at that time.

As a result of these agreements Autoliv has a total of $1.9 billion of unutilized long-term debt facilities or commitments available.

The Company has two commercial paper programs: one SEK 7 billion (approx. $1,050 million) Swedish program and one $1,000 million U.S. program. Due to the strong cash flow generation in 2010, both programs were unutilized at year-end. When notes have been outstanding under these programs, all of the notes have been classified as long-term debt because the Company has the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the long-term credit facilities described above.

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $75 million per bank. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing. In addition to this, deposits can be placed in U.S. and Swedish government paper as well as up to $500 million in certain AAA-rated money market funds. At year end 2010, the Company had $417 million in money market funds and nil in government papers.

The table on the following page shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

Debt Profile

PRINCIPAL AMOUNT BY EXPECTED MATURITY	2011	2012		2013	2014	2015	Thereafter	Total long-term	Total

US private placement notes (incl. DRD1)) (Weighted average interest rate 4.8%)2)	$—	$110.0		$—	$125.0	$—	$165.0	$400.0	$400.0
Overdraft/Other short-term debt (Weighted average interest rate 2.2%)	28.9	—		—	—	—	—	—	28.9
Notes issued as a part of Equity units (interest rate 15%)3)	—	100.2	4)	—	—	—	—	100.2	100.2
Medium-term notes (incl. DRD1)) (Weighted average interest rate 4.2%)	40.4	—		—	88.2	—	—	88.2	128.6
Other long-term loans, incl. current portion 5) (Weighted average interest rate 3.0%)	17.1	25.3		10.9	2.5	1.3	—	40.0	57.1
Total debt as cash flow, (incl. DRD1))	$86.4	$235.5		$10.9	$215.7	$1.3	$165.0	$628.4	$714.8
DRD adjustment	0.7	—		—	—	—	9.3	9.3	10.0

Total debt as reported	$87.1	$235.5		$10.9	$215.7	$1.3	$174.3	$637.7	$724.8

1)	Debt Related as Derivatives (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. 2) Interest rates will change as roll-overs occur prior to final maturity. 3) The effective interest rate on the notes including cash coupon and amortization is 15% until repricing. 4) Repricing in 2012, final maturity in 2014. 5) Primarily loans from Brazilian banks in BRL and loans from Japanese banks in JPY.

13. Shareholders’ Equity

The number of shares outstanding as of December 31, 2010 was 88,963,415.

DIVIDENDS	2010	2009	2008

Cash dividend paid per share	$0.65	$0.21	$1.60
Cash dividend declared per share	$1.05	$—	$1.42

OTHER COMPREHENSIVE INCOME / ENDING BALANCE	2010	2009	2008

Cumulative translation adjustments	$81.0	$110.6	$92.6
Net gain/loss of cash flow hedge derivatives	0.0	(0.2)	0.1
Net pension liability	(44.6)	(36.1)	(38.4)
Total (ending balance)	$36.4	$74.3	$54.3
Deferred taxes on cash flow hedge derivatives	$0.0	$0.0	$0.0
Deferred taxes on the pension liability	$25.0	$20.8	$23.4

The components of Other Comprehensive Income are net of any related income tax effects.

Equity and Equity Units Offering

On March 30, 2009, the Company sold, in an underwritten registered public offering, approximately 14.7 million common shares from treasury stock and 6.6 million equity units (the Equity Units), listed on the NYSE as Corporate Units, for an aggregate stated amount and public offering price of $235 million and $165 million, respectively. “Equity Units” is a term that describes a security that is either a Corporate Unit or a Treasury Unit, depending upon what type of note is used by the holder to secure the forward purchase contract (either a Note or a Treasury Security, as described below). The Equity Units initially consisted of a Corporate Unit which is (i) a forward purchase contract obligating the holder to purchase from the Company for a price in cash of $25, on the purchase contract settlement date of April 30, 2012, subject to early settlement in accordance with the terms of the Purchase Contract and Pledge Agreement, a certain number (at the Settlement Rate outlined in the Purchase Contract and Pledge Agreement) of shares of Common Stock; and (ii) a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 principal amount of the Company’s 8% senior notes due 2014 (the Senior Notes).

The Settlement Rate is based on the applicable market value of the Company’s common stock on the settlement date. The minimum and maximum number of shares to be issued under the purchase contracts is 5.7 million, if the Autoliv share price is $19.20 or higher, and 6.8 million, if the price is $16.00 or less, giving effect to the dividend paid in the third and fourth quarters 2010, totalling $57.7 million, and the exchange of Equity Units discussed below.

The Notes will be remarketed between January 12, 2012 and March 31, 2012 whereby the interest rate on the Senior Notes will be reset and certain other terms of the Senior Notes may be modified in order to generate sufficient re-marketing proceeds to satisfy the Equity Unit holders’ obligations under the purchase contract. If the Senior Notes are not successfully remarketed, then a put right of holders of the notes will be automatically exercised unless such holders (a) notify the Company of their intent to settle their obligations under the purchase contracts in cash, and (b) deliver $25 in cash per purchase contract, by the applicable dates specified by the purchase contracts. Following such exercise and settlement, the Equity Unit holders’ obligations to purchase shares of Common Stock under the purchase contracts will be satisfied in full, and the Company will deliver the shares of Common Stock to such holders.

The Company allocated proceeds received upon issuance of the Equity Units based on relative fair values at the time of issuance. The fair value of the purchase contract at issuance was $3.75 and the fair value of the note was $21.25. The discount on the notes is amortized using the effective interest rate method. Accordingly, the difference between the stated rate (i.e. cash payments of interest) and the effective interest rate is credited to the value of the notes. Thus, at the end of the three years, the notes will be stated on the balance sheet at their face amount. The Company allocated 1% of the 6% of underwriting commissions paid to the debt as deferred charges based on commissions paid for similar debt issuances, but including factors for market conditions at the time of the offering and the Company’s credit rating. The deferred charges are being amortized over the life of the note (until remarketing day) using the effective interest rate method. The remaining underwriting commissions (5%) were allocated to the equity forward and recorded as a reduction to paid-in capital.

In May and early June 2010, pursuant to separately negotiated exchange agreements with holders representing an aggregate of 2.3 million Equity units, the Company issued an aggregate of 3.1 million shares of Autoliv’s common stock from the treasury and paid an aggregate of $7.4 million in cash to these holders in exchange for their Equity units. While the remaining aggregate interest coupons for each Equity unit amounts to $4, the average cost in these transactions was $3.14 per unit, a discount of 22%. Each of the separately negotiated exchanges is exempt from the registration requirements of the Securities act of 1933, as amended, pursuant to Section 3(a)(9) thereof. Following the exchanges, 4,250,920 Equity units remain outstanding.

As a result of these transactions, the Company recognized approximately $12 million as a loss on debt extinguishment within its Consolidated Statements of income for the year ended December 31, 2010. the repurchases of the equity units increased total Equity by $57 million.

Share Repurchase Program

	2010	2009	2008

Shares repurchased (shares in millions)	—	—	3.7
Cash paid for shares	n/a	n/a	$173.5

In total, Autoliv has repurchased 34.3 million shares since May 2000 for cash of $1,473.2 million, including commissions. of the total amount of repurchased shares, 14.7 million shares were utilized for the equity offering in 2009, 3.1 million shares were utilized for the repurchase of equity units in second quarter of 2010, and 2.7 million shares were utilized by the Stock incentive Plan whereof 0.8 million, 0.1 million and 0.2 million were utilized during 2010, 2009 and 2008, respectively. at December 31, 2010, 13.8 million of the repurchased shares remain in treasury stock, of which 5.7-6.8 million shares will be used, on April 30, 2012, for the settlement of the purchase contract component of the equity units.

In 2007, the Board of Directors approved an expansion of the Company’s existing Stock Repurchase Program. under this mandate, another 3,188,045 Autoliv shares may be repurchased.

14. Supplemental Cash Flow Information

The Company’s acquisitions of businesses, net of cash acquired were as follows:

	2010	2009	2008

Acquisitions/Divestitures:
Fair value of assets acquired excluding cash	$(133.9)	$(47.1)	$(44.4)
Fair value of non-controlling interests	4.2	—	—
Liabilities assumed	52.3	10.8	1.9

Acquisition of businesses, net of cash acquired	$(77.4)	$(36.3)	$(42.5)

Payments for interest and income taxes were as follows:

	2010	2009	2008

Interest	$63	$74	$58
Income taxes	$149	$31	$113

15. Stock Incentive Plan

Under the amended and restated Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) adopted by the Shareholders, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units (RSUs). All stock options are granted for 10-year terms, have an exercise price equal to the fair market value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is generally from treasury shares. The Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2010, 4,919,225 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see below.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2007, 2006 and 2005 (vested in 2010, 2009 and 2008) was $5.8 million, $4.8 million and $4.7 million, respectively. The aggregate intrinsic value for RSU’s outstanding at December 31, 2010 was $28.5 million.

The weighted average fair value of stock options granted during 2010, 2009 and 2008 was estimated at $13.67, $3.93 and $9.65 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2010	2009	2008

Risk-free interest rate	2.5%	2.0%	3.0%
Dividend yield	2.2%	2.3%	2.8%
Expected life in years	4.1	4.1	5.5
Expected volatility	42.0%	34.0%	23.0%

The Company uses historical exercise data for determining the expected life assumption. Prior to 2009, the Company used the simplified method for determining the expected life assumption. This change in estimate did not have a material effect on the weighted average fair value of the stock options granted during 2010 and 2009. Expected volatility is based on historical volatility.

The total stock (RSUs and stock options) compensation cost recognized in the Consolidated Statements of Income for 2010, 2009 and 2008 was $6.9 million, $6.2 million and $6.5 million, respectively.

The total compensation cost related to non-vested awards not yet recognized is $4.4 million for RSUs and the weighted average period over which this cost is expected to be recognized is approximately two years. There is no significant compensation cost not yet recognized for stock options.

Information on the number of RSUs and stock options related to the Plan during the period 2008 to 2010 is as follows:

RSUs	2010	2009	2008

Outstanding at beginning of year	351,659	234,259	245,533
Granted	102,120	201,766	87,416
Shares issued	(83,243)	(70,364)	(79,062)
Cancelled/Forfeited/Expired	(9,608)	(14,002)	(19,628)

Outstanding at end of year	360,928	351,659	234,259

STOCK OPTIONS	Number of options	Weighted average exercise price

Outstanding at Dec 31, 2007	1,145,912	$41.55
Granted	262,200	51.52
Exercised	(128,375)	25.26
Cancelled/Forfeited/Expired	(65,760)	48.44
Outstanding at Dec 31, 2008	1,213,977	$45.05
Granted	605,300	16.31
Exercised	(36,085)	18.12
Cancelled/Forfeited/Expired	(196,574)	39.31
Outstanding at Dec 31, 2009	1,586,618	$35.41
Granted	303,960	44.80
Exercised	(717,837)	30.90
Cancelled/Forfeited/Expired	(16,775)	53.96
Outstanding at Dec 31, 2010	1,155,966	$40.31

OPTIONS EXERCISABLE

At December 31, 2008	955,852	$43.30
At December 31, 2009	1,003,818	$46.50
At December 31, 2010	854,056	$38.73

The following summarizes information about stock options outstanding and exercisable on December 31, 2010:

RANGE OF EXERCISE PRICES	Number outstanding	Remaining contract life (in years)	Weighted average exercise price

$16.31 - $19.96	275,648	6.21	$16.93
$21.36 - $29.37	38,425	2.00	21.36
$31.07 - $38.43	0	–	–
$40.26 - $49.60	547,543	6.87	45.53
$51.67 - $59.01	294,350	6.72	54.97

	1,155,966	6.51	$40.31

RANGE OF EXERCISE PRICES	Number exercisable	Remaining contract life (in years)	Weighted average exercise price

$16.31 - $19.96	275,648	6.21	$16.93
$21.36 - $29.37	38,425	2.00	21.36
$31.07 - $38.43	0	–	–
$40.26 - $49.60	249,633	4.16	46.53
$51.67 - $59.01	290,350	6.69	55.01

	854,056	5.58	$38.73

The total aggregate intrinsic value, which is the difference between the exercise price and $78.94 (closing price per share at December 31, 2010), for all “in the money” stock options outstanding and exercisable was $44.7 million and $34.3 million, respectively.

16. Contingent Liabilities

Legal Proceedings

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. For pending tax issues refer to Note 4.

Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, it is the opinion of management that the various lawsuits to which the Company currently is a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot guarantee that it will not experience having a material adverse effect litigation.

In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc (“Marling”). At that time, Marling was involved in a litigation relating to the sale in 1992 of a French subsidiary. The plaintiff sought damages of €40 million (approximately $53 million) claiming that Marling and another entity then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale and that such failure was the proximate cause of losses in the amount of the damages sought. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and the other entity had failed to disclose certain facts in connection with the 1992 sale and appointed an expert to assess the losses. Autoliv appealed the May 2006 decision. During the fourth quarter of 2010, settlement discussions resulted in Autoliv agreeing to pay an immaterial amount in exchange for a release from all liability in this matter.

In August 2010, Takata-Petri AG (“Takata-Petri”) filed a complaint against Autoliv, ASP (“ASP”), a wholly-owned subsidiary of Autoliv, alleging that ASP supplied defective inflators to Takata-Petri and sought damages in the amount of €18.5 million (approximately $24 million). Takata-Petri had used the inflators in a driver airbag module designed and sold by Takata-Petri to a vehicle manufacturer (“OEM”). The OEM installed Takata-Petri’s airbag module in a vehicle that the OEM subsequently recalled due to the vehicle’s failure to meet all relevant specifications. ASP rejected the claim. During the fourth quarter of 2010, Takata withdrew its claim.

In 2009, Autoliv initiated a “voluntary closure due to economical reasons” of its Normandy Precision Components (NPC) plant located in France. Employment contracts of fourteen “protected employees” (i.e., union representatives) may under French law be terminated only with the approval of the authorities. Such approval has been refused for six of the fourteen protected employees, and those six employees are seeking continued employment and other benefits for (at least) the duration of their tenure as union representatives, which may be several years. In parallel, most of the other former NPC-employees filed a claim in a French court in September 2010, alleging damages for “unfair dismissal” in an aggregate amount of €11 million (approximately $15 million). While we intend to vigorously defend against these actions, the outcome of this legal dispute is difficult to predict and any reserves may not be sufficient to cover any associated expense, since French labor law is complex and grants significant discretionary authority to French courts.

On April 19, 2010, SEVA Technologies SA (“SEVA”) initiated actions against several employees and wholly-owned subsidiaries of Autoliv, Inc. In the actions, SEVA alleges that following preliminary discussions with SEVA starting in 2006, Autoliv’s subsidiaries misappropriated SEVA’s confidential information disclosed to such subsidiaries under a non-disclosure agreement and used such information to obtain a patent. SEVA is principally seeking to have SEVA declared the owner of the patent and certain former SEVA employees declared the inventors of the patent. SEVA has also indicated that it may seek damages of €22 million (approximately $29 million). Autoliv rejected the claims, intends to vigorously defend itself against the same and has made no provisions for any expenses relating thereto.

On February 8, 2011, Autoliv ASP Inc., a Company subsidiary, received a grand jury subpoena from the Antitrust Division of the United States Department of Justice (”DOJ”) requesting documents and information as part of a long-running investigation whether and to what extent employees of auto parts suppliers, including Autoliv, have entered into unlawful agreements or understandings related to sales to automobile manufacturers. The Company intends to cooperate with the DOJ and is investigating the matter. The Company does not believe that the cost of its investigation will be material but it cannot estimate the impact, if any, that the resolution of the government’s investigation could have on the Company’s financial position, operating results or cash flows.

Product Warranty, Recalls and Intellectual Property

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

The Company believes that it is currently reasonably insured against significant warranty, recall and product liability risks, at levels sufficient to cover potential claims that are reasonably likely to arise in our businesses. Autoliv cannot be assured that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses, now or in the future, or that such coverage always will be available on our current market terms should we, now or in the future, wish to extend or increase insurance.

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

17. Lease Commitments

Operating Lease

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2045. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $29.4 million for 2010, $28.3 million for 2009 and $30.8 million for 2008.

At December 31, 2010, future minimum lease payments for non-cancelable operating leases total $114.7 million and are payable as follows (in millions): 2011: $27.3; 2012: $23.3; 2013: $18.9; 2014: $14.2; 2015: $7.5; 2016 and thereafter: $23.5.

Capital Lease

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2015. At December 31, 2010, future minimum lease payments for non-cancelable capital leases total $4.2 million and are payable as follows (in millions): 2011: $1.5; 2012: $1.1; 2013: $0.9; 2014: $0.4; 2015: $0.3; 2016 and thereafter: $0.0.

18. Retirement Plans

Defined Contribution Plans

Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the year ended December 31, 2010, 2009 and 2008 were $2.1 million, $2.2 million and $1.9 million respectively. Contributions to defined contribution plans for the years ended December 31, 2010, 2009 and 2008 were $13.2 million, $13.5 million and $15.3 million, respectively.

Defined Benefit Plans

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., Canada, Germany, France, Japan, Mexico, Sweden, South Korea, India, Turkey, Philippines and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants. The main plan is the U.S. plan for which the benefits are based on an average of the employee’s earnings in the years preceding retirement and on credited service. The Company has closed participation in the Autoliv ASP, Inc. Pension Plan to exclude those employees hired after December 31, 2003. Within the U.S. there is also a non-qualified restoration plan that provides benefits to employees whose benefits in the primary U.S. plan are restricted by limitations on the compensation that can be considered in calculating their benefits. For the Company’s non-U.S. defined benefit plans the most significant plans exist in Japan, while the most significant individual plan resides in the U.K. The Company has closed participation in the U.K. defined benefit plan to exclude all employees hired after April 30, 2003. The U.K. benefits are based on an average of the employee’s earnings in the last three years preceding retirement and on credited service. Members in the U.K. plan contribute to the plan at the rate of 9% of pensionable salaries.

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2010	2009	2010	2009

Benefit obligation at beginning of year	$171.9	$157.4	$133.5	$120.3
Service cost	5.1	5.9	10.0	8.5
Interest cost	9.1	10.0	6.5	5.6
Actuarial (gain) loss due to:
Change in discount rate	20.1	0.6	9.4	2.1
Experience	(9.9)	9.0	3.5	(0.2)
Other assumption changes	(1.8)	—	2.6	3.2
Plan participants’ contributions	—	—	0.2	0.2
Plan amendments	—	—	0.5	0.2
Benefits paid	(4.1)	(11.0)	(8.0)	(6.7)
Settlements and curtailments	—	—	(2.1)	(7.8)
Special termination benefits	—	—	0.2	1.3
Acquisitions	—	—	10.0	2.0
Other	—	—	(0.2)	(0.1)
Translation difference	—	—	4.1	4.9

Benefit obligation at end of year	$190.4	$171.9	$170.2	$133.5

Fair value of plan assets at beginning of year	$120.4	$102.9	$75.8	$63.8
Actual return on plan assets	15.1	21.3	3.6	4.0
Company contributions	5.5	7.2	10.1	15.0
Plan participants’ contributions	—	—	0.2	0.2
Benefits paid	(4.1)	(11.0)	(8.0)	(6.7)
Settlements	—	—	(1.9)	(4.3)
Acquisitions	—	—	6.5	—
Divestitures	—	—	—	(0.4)
Other	—	—	(0.1)	(0.2)
Translation difference	—	—	1.5	4.4

Fair value of plan assets at year end	$136.9	$120.4	$87.7	$75.8

Funded status recognized in the balance sheet	$(53.5)	$(51.5)	$(82.5)	$(57.7)

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

The short-term portion of the pension liability is not significant.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS

	U.S.
	2010	2009	2008

Service cost	$5.1	$5.9	$5.5
Interest cost	9.1	10.0	8.8
Expected return on plan assets	(8.5)	(7.0)	(9.5)
Amortization of prior service credit	(1.0)	(1.0)	(1.0)
Amortization of actuarial loss	3.4	6.5	0.1

Net periodic benefit cost	$8.1	$14.4	$3.9

	Non-U.S.
	2010	2009	2008

Service cost	$10.0	$8.5	$9.5
Interest cost	6.5	5.6	6.0
Expected return on plan assets	(4.2)	(3.4)	(3.6)
Amortization of prior service costs	0.2	0.1	0.1
Amortization of actuarial loss	0.5	0.4	0.4
Settlement and curtailment loss (gain)	0.8	(1.7)	(1.6)
Special termination benefits	0.2	1.3	0.3

Net periodic benefit cost	$14.0	$10.8	$11.1

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $1.0 million. Amortization of net losses is expected to be $3.9 million. Net periodic benefit cost associated with these U.S. plans was $8.1 million in 2010 and is expected to be around $7.7 million in 2011. The estimated prior service cost and net loss for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.1 and $1.0 million respectively. Net periodic benefit cost associated with these non-U.S. plans was $14.0 million in 2010 and is expected to be around $16.6 million in 2011. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 9 years for U.S. and 3-23 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31

	U.S.		Non-U.S.
	2010	2009	2010	2009

Net actuarial loss (gain)	$52.5	$54.0	$26.4	$11.7
Prior service cost (credit)	(6.0)	(7.0)	0.9	0.6

Total accumulated other comprehensive income recognized in the balance sheet	$46.5	$47.0	$27.3	$12.3

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2010	2009	2010	2009

Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$47.0	$57.3	$12.3	$8.1
Net actuarial loss (gain)	1.9	(4.7)	14.6	4.4
Prior service cost (credit)	—	—	—	0.3
Amortization of prior service costs	1.0	1.0	(0.2)	—
Amortization of actuarial loss	(3.4)	(6.6)	(0.5)	(0.9)
Translation difference	—	—	1.1	0.4

Total retirement benefit recognized in accumulated other comprehensive income at end of year	$46.5	$47.0	$27.3	$12.3

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $163.6 and $138.7 million at December 31, 2010 and 2009, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $142.3 and $118.3 million at December 31, 2010 and 2009, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: France, Germany, Japan, Sweden and the U.S.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	U.S. 2010	Non-U.S. 2010

Projected Benefit obligation (PBO)	$190.4	$104.2
Accumulated Benefit obligation (ABO)	$163.6	$77.7
Fair value of plan assets	$136.9	$17.8

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31

	U.S.		Non-U.S.
% WEIGHTED AVERAGE	2010	2009	2010	2009

Discount rate	5.05	5.80	1.25-10.00	1.75-12.00
Rate of increases in compensation level	3.80	4.00	2.25-6.50	2.25-5.40

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

	U.S.
% WEIGHTED AVERAGE	2010	2009	2008

Discount rate	5.80	6.40	6.40
Rate of increases in compensation level	4.00	4.00	4.00
Expected long-term rate of return on assets	7.50	7.50	7.50

	Non-U. S.
% WEIGHTED AVERAGE	2010	2009	2008

Discount rate	1.75-12.00	2.00-11.00	2.00-11.00
Rate of increases in compensation level	2.25-12.00	2.25-5.00	2.25-8.00
Expected long-term rate of return on assets	2.00-8.00	1.80-7.00	2.00-8.00

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

The level of equity exposure is currently targeted at approximately 65% for the primary U.S. plan and approximately 50% for all plans combined The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company assumes a long-term rate of return on the U.S. plan assets of 7.5% for calculating the 2010 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 2.0-8.0% for 2010. The closed U.K. plan which has a targeted and actual allocation of almost 100% debt instruments accounts for approximately 43% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plan during 2010 and 2009 amounting to $5.5 million and $7.2 million, respectively. Contributions to the U.K. plan during 2010 and 2009 amounted to $0.4 million and $5.1 million, respectively. The Company expects to contribute $6 million to its U.S. pension plan in 2011 and is currently projecting a yearly funding at the same level in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $0.4 million in 2011 and in the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR YEARS ENDED DECEMBER 31

	U.S.	U.S.		Non-U. S.
ASSETS CATEGORY IN %, WEIGHTED AVERAGE	Target allocation	2010	2009	2010	2009

Equity securities	65	66	64	11	13
Debt instruments	35	34	36	48	57
Other assets	—	—	—	41	30

Total	100	100	100	100	100

The following table summarizes the valuation of the Company’s plan assets by the pricing observability levels:

	Total carrying amount in statement of financial position December 31, 2010	Fair value measurement at December 31, 2010 using:

DESCRIPTION		Level 1	Level 2	Level 3

Assets
US Equity
Large Cap	$57.5	$57.5	$—	$—
Mid Cap	7.7	7.7	—	—
Small Cap	7.9	7.9	—	—
Non-US Equity	30.2	26.2	4.0	—
US Bonds
Government	19.4	19.4	—	—
Corporate	8.8	8.8	—	—
Aggregate	16.9	16.9	—	—
Non-US Bonds
Government	8.0	5.0	3.0	—
Corporate	39.3	39.3	—	—
Aggregate	—	—	—	—
Insurance Contracts	20.9	—	20.9	—
Managed Investment Fund	—	—	—	—
Cash or Cash Equivalents	8.0	8.0	—	—

Total	$224.6	$196.7	$27.9	$—

DESCRIPTION	Total carrying amount in statement of financial position December 31, 2009	Fair value measurement at December 31, 2009 using:

		Level 1	Level 2	Level 3

Assets
US Equity
Large Cap	$49.4	$49.4	$—	$—
Mid Cap	6.1	6.1	—	—
Small Cap	6.2	6.2	—	—
Non-US Equity	25.7	25.7	—	—
US Bonds
Government	15.8	15.8	—	—
Corporate	8.1	8.1	—	—
Aggregate	17.3	17.3	—	—
Non-US Bonds
Government	6.4	6.4	—	—
Corporate	37.6	37.6	—	—
Aggregate	0.4	0.4	—	—
Insurance Contracts	18.8	—	18.8	—
Managed Investment Fund	1.5	—	1.5	—
Cash or Cash Equivalents	2.9	2.9	—	—

Total	$196.2	$175.9	$20.3	$—

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

PENSION BENEFITS EXPECTED PAYMENTS	U.S.	Non-U.S.

2011	$11.7	$6.4
2012	$11.3	$7.5
2013	$12.4	$7.0
2014	$12.9	$8.3
2015	$14.0	$8.8
Years 2016-2020	$81.2	$52.9

Postretirement Benefits Other than Pensions

The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service (15 years after December 31, 2006), are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. The plan was amended in 2003 to restrict participation to existing retirees who were eligible retirees as of December 31, 2003 and active employees who were eligible to participate in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. The plan provides a company paid subsidy based on service for all current and future retirees that qualify for retirement based on the restrictions stated above. Employees hiring on or after January 1, 2004 are not eligible to participate in the plan. The amount of the company paid subsidy is frozen and will not change in the future. Generally, employees will need 15 years of service to qualify for a benefit from the plan in the future.

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

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

PERIOD ENDED DECEMBER 31	2010	2009	2008

Service cost	$1.2	$1.1	$1.1
Interest cost	1.4	1.6	1.5
Amortization of prior service cost	(0.1)	(0.1)	—
Amortization of actuarial loss	(0.3)	—	—

Net periodic benefit cost	$2.2	$2.6	$2.6

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS AS OF DECEMBER 31

	2010	2009	2008

Benefit obligation at beginning of year	$28.1	$24.8	$24.9
Service cost	1.2	1.1	1.1
Interest cost	1.4	1.6	1.5
Actuarial (gain) loss due to:
Change in discount rate	1.7	1.9	(0.6)
Experience	(3.7)	0.1	(0.9)
Other assumption changes	–	(0.6)	(0.4)
Benefits paid	(0.8)	(0.8)	(0.8)
Employee contributions	—	—	—

Benefit obligation at end of year	$27.9	$28.1	$24.8

Fair value of plan assets at beginning of year	$—	$—	$—
Company contributions	0.8	0.8	0.8
Benefits paid	(0.8)	(0.8)	(0.8)

Fair value of plan assets at end of year	$—	$—	$—

Accrued postretirement benefit cost recognized in the balance sheet	$(27.9)	$(28.1)	$(24.8)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The short-term portion of the liability for postretirement benefits other than pensions is not significant.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31

	U.S.		Non-U.S.
	2010	2009	2010	2009

Net actuarial loss (gain)	$(2.5)	$—	$(1.3)	$(2.1)
Prior service cost (credit)	(0.4)	(0.5)	—	—

Total accumulated other comprehensive income recognized in the balance sheet	$(2.9)	$(0.5)	$(1.3)	$(2.1)

For measuring end-of-year obligations at December 31, 2010, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2010 and beyond. After 2006, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. The subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 5.40% in 2010 and 5.80% in 2009. The average discount rate used in determining the postretirement benefit cost was 5.80% in 2010, 6.40% in 2009 and 6.40% in 2008.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2010. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net gain and prior service credit for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $0.2 million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

POSTRETIREMENT BENEFITS	EXPECTED PAYMENTS

2011	$1.0
2012	$1.1
2013	$1.3
2014	$1.5
2015	$1.7
Years 2016-2020	$11.4

19. Segment Information

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

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2010: GM 14% (incl. Opel, etc.) and Renault 13% (incl. Nissan).

In 2009: Renault 14% (incl. Nissan); Ford 13% (incl. Volvo Cars with 4%); Volkswagen 12% and GM 12% (incl. Opel, etc.).

In 2008: Renault 13% (incl. Nissan); Ford 12% (incl. Volvo Cars with 4%); Volkswagen 11% and GM 10% (incl. Opel, etc.).

NET SALES	2010	2009	2008

North America	$2,054	$1,191	$1,510
Europe	2,741	2,534	3,438
Japan	791	499	740
Rest of the World	1,585	897	785

Total	$7,171	$5,121	$6,473

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

The Company’s operations are located primarily in Europe and the United States. External sales in the U.S. amounted to $1,651 million, $918 million and $1,179 million in 2010, 2009 and 2008, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $431 million, $222 million and $253 million in 2010, 2009 and 2008, respectively.

SALES BY PRODUCT	2010	2009	2008

Airbags and associated products1)	$4,807	$3,299	$4,130
Seatbelts and associated products2)	2,364	1,822	2,343

Total	$7,171	$5,121	$6,473

1)	Includes sales of steering wheels, passive safety electronics, active safety electronics, inflators and initiators.
2)	Includes sales of seat components.

LONG LIVED ASSETS	2010	2009

North America	$1,926	$1,931
Europe	561	643
Japan	153	139
Rest of the World	336	293

Total	$2,976	$3,006

Long-lived assets in the U.S. amounted to $1,719 million and $1,737 million for 2010 and 2009, respectively. For 2010, $1,515 million (2009, $1,525 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

20. Earnings Per Share

The weighted average shares used in calculating earnings per share were:

	2010	2009	2008

Weighted average shares basic	87.3	81.5	71.8
Effect of dilutive securities:
stock options/share awards	0.6	0.4	0.3
equity units	4.5	2.6	—
Weighted average shares diluted	92.4	84.5	72.1

For 2010 and 2009, 4.5 million and 2.6 million shares, respectively, were included in the dilutive weighted average share amount related to the equity units. The potential number of shares which will be converted in the future related to the equity units varies between 5.7-6.8 million, for further information see Note 13.

Approximately 0.1 million, 0.9 million and 0.9 million common shares related to the Company’s Stock incentive Plan, which were antidilutive during the respective year, but that could potentially dilute basic EPS in the future, are not included in the computation of the diluted EPS for 2010, 2009 and 2008, respectively.

21. Subsequent Events

There were no reportable events subsequent to December 31, 2010.

22. Quarterly Financial Data (unaudited)

2010	Q11)		Q2		Q3	Q41)

Net sales	$1,720.8		$1,801.5		$1,740.9	$1,907.4
Gross profit	383.5		412.0		373.8	422.8
Income before taxes	179.2		205.9		189.6	230.8
Net income attributable to controlling interests	126.5		146.5		140.1	177.5
Earnings per share
– basic	$1.48		$1.69		$1.58	$2.01
– diluted	$1.39		$1.60		$1.51	$1.89
Dividends paid	$—		$—		$0.30	$0.35

2009	Q11)		Q2		Q3	Q41)

Net sales	$926.7		$1,193.4		$1,325.9	$1,674.7
Gross profit	80.3		186.4		238.8	342.4
(Loss)/income before taxes	(103.5)		(27.9)		39.2	97.7
Net (loss)/income attributable to controlling interests	(63.4)		(20.7)		32.8	61.3
(Loss)/earnings per share
– basic	$(0.90)		$(0.24)		$0.39	$0.72
– diluted	$(0.90	)2)	$(0.24	)2)	$0.37	$0.68
Dividends paid	$0.21		$—		$—	$—

1)	There were three more production days in Q1 2010 than in Q1 2009. This positive impact in Q1 2010 reversed and had a negative impact on Q4 2010.
2)	No dilution in Q1 and Q2 2009.

EXCHANGE RATES FOR KEY CURRENCIES VS. U.S. DOLLAR

	2010 Average	2010 Year end	2009 Average	2009 Year end	2008 Average	2008 Year end	2007 Average	2007 Year end	2006 Average	2006 Year end

EUR	1.321	1.323	1.387	1.435	1.459	1.411	1.368	1.465	1.255	1.317
CNY	0.148	0.151	0.146	0.147	0.144	0.146	0.131	0.138	0.125	0.128
JPY/1000	11.411	12.268	10.692	10.877	9.738	11.093	8.491	8.844	8.606	8.410
KRW/1000	0.864	0.883	0.783	0.859	0.911	0.795	1.074	1.068	1.045	1.076
MXN	0.079	0.081	0.074	0.076	0.090	0.074	0.092	0.091	0.092	0.092
SEK	0.139	0.147	0.131	0.139	0.152	0.129	0.148	0.155	0.136	0.146

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion thereon.

Stockholm, Sweden
February 23, 2011	Ernst & Young AB

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autoliv, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 of Autoliv, Inc. and our report dated February 23, 2011 expressed an unqualified opinion thereon.

Stockholm, Sweden	Ernst & Young AB
February 23, 2011

Glossary and Definitions

BRIC Countries

Brazil, Russia, India and China combined.

Capital Employed

Total equity and net debt.

Capital Expenditures

Investments in property, plant and equipment.

Capital Turn-over Rate

Annual sales in relation to average capital employed.

CPV

Content Per Vehicle. Average value of the safety products in a vehicle.

Days Inventory Outstanding

Outstanding inventory relative to average daily sales.

Days Receivables Outstanding

Outstanding receivables relative to average daily sales.

Earnings per Share

Net income attributable to controlling interest relative to weighted average number of shares (net of treasury shares) assuming dilution and basic, respectively.

Free Cash Flow

Cash flows from operating activities less capital expenditures, net.

Total Equity Ratio

Total equity relative to total assets.

Gross Margin

Gross profit relative to sales.

HCC

High Cost Country (see pages 22-23 in the Annual Report for our specification of our high cost countries).

Headcount

Employees plus temporary, hourly personnel.

Interest-coverage Ratio

Operating income relative to interest expense, see page 49 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

LCC

Low Cost Country (see pages 22-23 in the Annual Report for our specification of our low cost countries).

Leverage Ratio

Net interest bearing debt in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 49 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

Light Vehicle Production (LVP)

Production of light motor vehicles with a gross weight of up to 3.5 metric tons.

LMPU

Labor minutes per produced unit.

Net Debt

Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 38 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

Net Debt to Capitalization

Net debt in relation to total equity (including noncontrolling interest) and net debt.

Number of Employees

Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating Margin

Operating income relative to sales.

Operating Working Capital

Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See page 38 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

Pretax Margin

Income before taxes relative to sales.

PPM

Rejected parts per million parts supplied.

Rest of the World (RoW)

All countries outside the Triad, e.g. primarily the BRIC countries, South Korea and Thailand.

Return on Capital Employed

Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on Total Equity

Net income relative to average total equity.

Triad

Europe, North America and Japan combined.

Corporate Governance

This section should be read in conjunction with the proxy statement, which will be available at www.autoliv.com beginning the last week of March 2011. Please also refer to pages 46-49 in the Annual Report about Risk Management and page 51 in the Annual Report about Internal Control in this Annual Report.

Autoliv is a Delaware corporation with its principal executive office in Stockholm, Sweden, and, as a U.S. corporation, is not subject to the Swedish corporate governance code but rather the corporate governance requirements of the New York Stock Exchange and the SEC.

In addition to federal or state law and regulations , Autoliv is governed primarily by the following documents.

•	Restated Certificate of Incorporation of Autoliv, Inc.

•	Restated By-laws of Autoliv, Inc.

•	Corporate Governance Guidelines

•	Charters of the Standing Committees of the Board

•	Standards of Business Conduct and Ethics

•	Related Person Transactions Policy

•	Code of Conduct and Ethics for Directors

•	Code of Conduct and Ethics for Senior Officers

These documents serve to assist the Board in the exercise of its responsibilities and creation of a culture of integrity, and reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level. The Board views corporate governance as an integral part of the basic operations of the Company, with a view to supporting long-term sustainable growth in stockholder value. Recently, the Board of Directors adopted amendments to certain of these documents, effective January 1, 2011, which we announced at that time. In the future, any amendments or waivers to our Standards of Business Conduct and Ethics, Code of Conduct and Ethics for Directors, and our Code of Conduct and Ethics for Senior Officers, will be made available on Autoliv’s corporate website www.autoliv.com under Investors/Governance.

Shareholders’ Meeting

Members of the Board of Directors are elected at the Shareholders’ Meeting.

At the Shareholders’ Meeting each shareholder is entitled to one vote for each share of common stock. Shareholders can vote on the Internet, telephone or by proxy cards.

Only such business shall be conducted at a Shareholders’ Meeting that has been properly brought before the meeting. Shareholder proposals must be received by us under the Exchange Act on or before November 28, 2011 and under our By-Laws no earlier than the close of business on February 9, 2012 and no later than the close of business on March 11, 2012.

The Board

The Board is entrusted with, and responsible for, overseeing the assets and business affairs of the Company.

To assist the Board in the exercise of its responsibilities, it has adopted Corporate Governance Guidelines which reflect its commitment to monitor the effectiveness of policy and decision making both at the Board and management level. In order to ensure that the Company’s governing principles remain up to date and responsive to high levels of corporate governance, the Board reviewed the Company’s Corporate Governance Guidelines and amended them effective January 1, 2011 to include a majority voting policy (described below) for the election of directors. The purpose of the Corporate Governance Guidelines is to enhance long-term shareholder value and to assure the vitality of Autoliv for its customers, employees and other individuals and organizations that depend on the Company.

To achieve this purpose, the Board monitors the performance of the Company in relation to its goals, strategy, competitors, etc., and the performance of the Chief Executive Officer (CEO) and provides constructive advice and feedback. While the Company currently has, and strongly prefers, an independent chairman, the Board is free under our corporate governance guidelines to choose its chairman in a way that it deems best for the Company.

The Board has full access to management and to Autoliv’s outside advisors. The work of the Board is reported annually in the proxy statement (see www.autoliv.com/investor/governance).

According to the Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board. Pursuant to our By-laws the directors are divided into three classes for terms of three years. The Board believes that it should generally have no fewer than nine and no more than twelve directors.

According to the By-Laws, directors are elected by a plurality of the votes of the shares present at a shareholder meeting in person or by proxy and entitled to vote thereon. However, pursuant to the Company’s Corporate Governance Guidelines, if a director nominee in an uncontested election fails to receive the approval of a majority of the votes cast on his or her election by the Company shareholders, the nominee shall promptly offer his or her resignation to the Board. A committee consisting of the Board’s independent directors (which will specifically exclude any director who is required to offer his or her own resignation) shall consider all relevant factors and decide on behalf of the Board the action to be taken with respect to such offered resignation and will determine whether to accept the resignation or take other action. The Company will publicly disclose the Board’s decision with regard to any resignation offered under these circumstances with an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the offered resignation.

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

Nominees for director are selected on the basis of many factors, for example, an attained position of leadership in the candidate’s area of expertise, business and financial experience relevant to the Company, possession of demonstrated sound business judgment, expertise relevant to the Company’s lines of business, independence from management, the ability to serve on standing committees and the ability to serve the interests of all stockholders. The Nominating and Governance Committee routinely considers board candidates with a broad range of educational and professional experience from a variety of countries.

The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Currently, all board members, except for the CEO, are independent. The Board of Directors determined Mr. Westerberg, our Chairman and former CEO, independent in May 2010. Normally, no more than one management executive may serve on the Board.

On an annual basis, the Board reviews the relations that each director has with the Company to assess independence. Directors who are also employees of the Company are generally expected to resign from the Board when their employment with the Company ends. New directors are provided information about Autoliv’s business and operations, strategic plans, significant financial, accounting and risk management issues, compliance programs and various codes and guidelines.

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

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. Following the Board’s determination of his independence in May, our Chairman, Mr. Westerberg, now chairs the executive sessions of the independent directors. Prior to that time, S. Jay Stewart, as the Lead Director, chaired the executive sessions of the independent directors.

Committee Matters

All members of the standing board committees are determined by the Board to qualify as independent directors. The committees operate under written charters and issue yearly reports that are disclosed in the proxy statement.

There are three standing committees of the Board: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee appoints, at its sole discretion (subject to shareholder ratification), the firm of independent auditors that audit the annual financial statements.

The committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors.

The committee also reviews;

•	the annual audit and its scope, including the independent auditors’ letter of comments and management’s responses thereto;

•	the policy with regard to risk oversight and risk management as part of its obligations under the NYSE’s listing standards;

•	possible violations of Autoliv’s business ethics and conflicts of interest policies; any major accounting changes made or contemplated; approves any Related Person Transaction; and

•

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

The CEO shall prepare and distribute to the Board an annual report on succession planning for senior officers.

The Board must determine that satisfactory systems are in effect for education, development and succession of senior and mid-level management.

Ethical Codes

To maintain the highest legal and ethical standards, the Board has adopted a Standards of Business Conduct and Ethics, which applies to all directors, officers and employees. Additionally, the Board has adopted a Code of Conduct and Ethics for Directors and Senior Officers. In addition, the Company also has a separate stand-alone related person transaction policy that applies to all directors, officers and employees.

Employees are encouraged to report any violations of law or the Autoliv codes and policies, and no individual will suffer retaliation for reporting in good faith violations of law or the codes.

Reports can be made to Autoliv’s Compliance Counsel (for contact information see page 84 in the Annual Report) or by calling the Corporate Compliance “Hotline” – a toll free number in each country – and leave a message anonymously on the voice mail.

Board of Directors

Lars Westerberg

Born 1948. Chairman since 2007. Director since 1999. Elected until 2012. Former CEO. Chairman of Husqvarna AB and Vattenfall AB. Director of Sandvik AB, SSAB and Volvo AB. M.Sc. and BBA.

Jan Carlson

Born 1960. President and CEO. Director since 2007. Elected until 2011. Former Vice President Engineering of Autoliv. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. Director of Borg Warner Inc. M.Sc.

Robert W. Alspaugh

Born 1947. Director since 2006. Elected until 2012. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. Director of DSGI Technologies Inc., Ball Inc., Verifone Systems. BBA.

Sune Carlsson

Born 1941. Director since 2003. Elected until 2011. Former President and CEO of SKF AB. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB and Stena AB. M.Sc.

George A. Lorch

Born 1941. Director since 2003. Elected until 2012. Former Chairman, President and CEO of Armstrong World Industries. Chairman of Pfizer, Inc. Director of HSBC North America Holdings Company and HSBC Finance Co. B.Sc.

Walter Kunerth

Born 1940. Director since 1998. Elected until 2012. Industry consultant. Former member of Siemens’ Corporate Executive Board and President of Siemens’ Automotive Systems Group. Director of the Supervisory Board of Gildemeister AG. Dr. Sc. Honorary Professor.

Kazuhiko Sakamoto

Born 1945. Director since 2007. Elected until 2012. Former President of Marubeni Construction Material Lease Co. Ltd, an affiliate of Marubeni Corporation, for which he serves a senior corporate advisor. Graduate of Keio University and participant of the Harvard University Research Institute for International Affairs.

James M. Ringler

Born 1946. Director since 2002. Elected until 2012. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Chairman of Teradata Corp. Director of Dow Chemical Company, FMC Technologies Inc., JBT Corporation, and Corn Products Corporation. B.Sc. and MBA.

Lars Nyberg

Born 1951. Director since 2004. Elected until 2012. President and CEO of Telia Sonera AB. Chairman of DataCard Corp. Former Chairman and CEO of NCR Corp. BBA.

S. Jay Stewart1)

Lead Independent Director. Born 1938. Director since 1989. Elected until 2011. Former Chairman of Autoliv Inc., Former Chairman and CEO of Morton International, Inc. Director of KapStone Paper and Packaging Corp. B.Sc. and MBA.

Wolfgang Ziebart

Born 1950. Director since 2008. Elected until 2012. Former President & CEO of Infineon Technologies AG. Former member of the executive boards of BMW AG and of Continental AG. Dr. Sc.

Meetings and Committees 20102)

	Independent3)	Board		Audit		Compensation		Nominating & Corp. Gov.		Nationality
Lars Westerberg	Yes	[5/5	]	[8/8	]	—		—		SWE
Robert W. Alspaugh4)	Yes	[5/5	]	[8/8	]	—		[3/3	]	US
Jan Carlson	No	[5/5	]	[8/8	]	—		—		SWE
Sune Carlsson	Yes	[5/5	]	[8/8	]	—		—		SWE
Walter Kunerth	Yes	[5/5	]	—		—		[3/3	]	GER
George A. Lorch	Yes	[5/5	]	—		[4/4	]	—		US
Lars Nyberg4)	Yes	[5/5	]	[8/8	]	[4/4	]	—		SWE
James M. Ringler	Yes	[5/5	]	—		[4/4	]	—		US
Kazuhiko Sakamoto	Yes	[5/5	]	—		—		[3/3	]	JPN
S. Jay Stewart	Yes	[5/5	]	[7/8	]	—		[3/3	]	US
Wolfgang Ziebart	Yes	[5/5	]	[8/8	]	[4/4	]	—		GER

1)	“Director Since” includes time as director of Autoliv AB and Morton International, Inc. 2) Attended meetings in relation to total possible meetings for each member. 3) Under the rules of the New York Stock Exchange, the Sarbanes-Oxley Act and the SEC. 4) Qualifies/qualified as audit committee financial expert.

Executive Management Team

Jan Carlson

President & CEO. Born 1960. Employed 1999

Mats Adamson

Vice President Human Resources. Born 1959. Employed 2010

Günter Brenner

President Autoliv Europe. Born 1963. Employed 2009

Gunnar Dahlén

President Autoliv Asia. Born 1946. Employed 1989

Steven Fredin

Vice President Engineering. Born 1962. Employed 1988

Halvar Jonzon

Vice President Purchasing. Born 1950. Employed 2001

Svante Mogefors

Vice President Quality and Manufacturing .Born 1955. Employed 1996

Mats Ödman

Vice President Corporate Communications. Born 1950. Employed 1994

Jan Olsson

Vice President Research. Born 1954. Employed 1987

Lars Sjöbring

Vice President Legal Affairs, General Counsel and Secretary. Born 1967. Employed 2007

Mike Ward

President Autoliv Americas. Born 1957. Employed 1985

Mats Wallin

Vice President, Chief Financial Officer. Born 1964. Employed 2002

NAME	SHARES1)	RSU’S1)	OPTIONS1)	TOTAL1)		SHARES1)	RSU’S1)	OPTIONS1)	TOTAL1)
Board of Directors					Executive Management Team
Lars Westerberg2)	92,000	—	—	92,000	Jan Carlson	27,101	32,760	154,030	213,891
Jan Carlson	27,101	32,760	154,030	213,891	Mats Adamson	0	2,702	8,106	10,808
Robert W. Alspaugh	3,100	—	—	3,100	Günter Brenner	0	9,225	17,675	26,900
Sune Carlsson	5,303			5,303	Gunnar Dahlén	4,583	8,892	20,925	34,400
Walter Kunerth	0	—	—	0	Steven Fredin	2,333	8,669	23,506	34,508
George A. Lorch	303	—	—	303	Halvar Jonzon	9,834	7,642	65,136	82,612
Lars Nyberg	3,000	—	—	3,000	Svante Mogefors	3,834	8,669	42,956	55,459
James M. Ringler	964	—	—	964	Mats Ödman	12,836	8,669	80,141	101,646
Kazuhiko Sakamoto	0	—	—	0	Jan Olsson	14,133	8,669	40,506	63,308
S. Jay Stewart	78,459	—	—	78,459	Lars Sjöbring	2,000	8,669	20,006	30 675
Wolfgang Ziebart	0	—	—	0	Mats Wallin	1,258	6,195	22,359	29,812
					Mike Ward	2,750	8,892	21,425	33,067
SUBTOTAL	210,230	32,760	154,030	397,020	SUBTOTAL	80,662	119,653	516,771	717,086
					GROSS TOTAL3)	263,791	119,653	516,771	900,215

1)	Number of shares, RSUs and stock options as of February 22, 2011. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden. 2) Mr. Westerberg indirectly owns 5,000 shares, which are held by a company controlled by Mr. Westerberg. 3) Gross total for all listed directors and executives. For presentations of Executive Management Team, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com.

Contact Information & Calendar

Contact Information Board and Corporate Compliance Counsel

c/o Vice President Legal Affairs Autoliv, Inc. / Box 70381, SE-107 24 Stockholm, Sweden, Tel +46 (0)8 58 72 06 00, Fax +46 (0)8 58 72 06 33, legalaffairs@autoliv.com

The Board, the independent directors, as well as the committees of the Board can be contacted using the address above. Contact can be made anonymously and communication with the independent directors is not screened. The relevant chairman receives all such communication after it has been determined that the content represents a message to such chairman.

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

Autoliv, Inc., Box 70381, SE-107 24, Stockholm, Sweden. Tel +46 (0)8 58 72 06 23, Fax +46 (0)8 24 44 93, mats.odman@autoliv.com

Media Contact

Autoliv, Inc., Box 70381, SE-107 24, Stockholm, Sweden. Tel +46 (0)8 58 72 06 23, Fax +46 (0)8 24 44 93, mediacontact@autoliv.com

2011 Financial Calendar

DATE	EVENT
April 20, 2011	Q1 Report
May 10, 2011	Shareholder AGM
July 21, 2011	Q2 Report
October 25, 2011	Q3 Report

Preliminary Dividend Plan 2011

PERIOD	RECORD DATE	EX-DATE	PLANNED PAYMENT DATE
1st quarter	February 3	February 1	March 3
2nd quarter	May 5	May 3	June 2
3rd quarter1)	August 4	August 2	September 1
4th quarter1)	November 3	November 1	December 1

1)	If declared by the Board.

Selected Financial Data

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	20101)	20091)	20081)	20071,2)	20061,3)
Sales and Income
Net sales	$7,171	$5,121	$6,473	$6,769	$6,188
Operating income	869	69	306	502	520
Income before income taxes	806	6	249	446	481
Net income attributable to controlling interest	591	10	165	288	402

Financial Position
Current assets excluding cash	2,101	1,707	1,598	1,941	1,930
Property, plant and equipment	1,026	1,042	1,158	1,260	1,160
Intangible assets (primarily goodwill)	1,722	1,729	1,745	1,760	1,676
Non-interest bearing liabilities	2,001	1,610	1,361	1,552	1,441
Capital employed4)	3,066	3,098	3,369	3,583	3,498
Net debt	127	662	1,195	1,182	1,010
Total equity4)	2,939	2,436	2,174	2,401	2,488
Total assets	5,665	5,186	5,206	5,305	5,111
Long-term debt	638	821	1,401	1,040	888

Share data
Earnings per share (US$) – basic	6.77	0.12	2.29	3.70	4.90
Earnings per share (US$) – assuming dilution	6.39	0.12	2.28	3.68	4.88
Total parent shareholders’ equity per share (US$)4)	32.89	28.06	30.11	31.83	30.00
Cash dividends paid per share (US$)	0.65	0.21	1.60	1.54	1.36
Cash dividends declared per share (US$)	1.05	—	1.42	1.56	1.41
Share repurchases	—	—	174	380	221
Number of shares outstanding (million)5)	89.0	85.1	70.3	73.8	80.1

Ratios
Gross margin (%)	22.2	16.6	17.4	19.7	20.4
Operating margin (%)	12.1	1.3	4.7	7.4	8.4
Pretax margin (%)	11.2	0.1	3.8	6.6	7.8
Return on capital employed (%)4)	28	2	9	14	16
Return on total equity (%)4)	22	1	7	12	17
Total equity ratio (%)4)	52	47	42	45	49
Net debt to capitalization (%)	4	21	36	33	29
Days receivables outstanding	69	75	49	64	70
Days inventory outstanding	32	40	39	33	34

Other data
Airbag sales6)	4,807	3,299	4,130	4,377	4,085
Seatbelt sales7)	2,363	1,822	2,343	2,392	2,103
Net cash provided by operating activities	924	493	614	781	560
Capital expenditures	236	140	293	324	328
Net cash used in investing activities	(297)	(157)	(321)	(345)	(285)
Net cash provided by (used in) financing activities	(529)	(376)	98	(461)	(441)
Number of employees, December 31	34,600	30,200	34,000	35,300	35,700

1)	In 2010, 2009, 2008, 2007 and 2006 severance and restructuring costs reduced operating income by $21, $133, $80, $24 and $13 and net income by $16, $96, $55, $16 and $9. This corresponds to 0.3%, 2.6%, 1.3%, 0.4% and 0.2% on operating margins and 0.2%, 1.9%, 0.8%, 0.2% and 0.1% on net margins. The impact on EPS was $0.17, $1.14, $0.76, $0.21 and $0.11 while return on total equity was reduced by 0.1%, 4.1%, 2.3%, 0.6% and 0.4% for the same five year period. 2) In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on equity by 0.8%. 3) In 2006, a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, EPS by $1.15 and return on equity by 3.9%. 4) Adjusted in accordance with FASB ASC 810-10-45, adopted on January 1, 2009. 5) At year end, net of treasury shares. 6) Incl. electronics, steering wheels, inflators and initiators. 7) Incl. seat components.