Form 10-K, Exhibit 13
period 2011-12-31
AUTOLIV INC
filed 2012-02-23
CIK 1034670

Exhibit 13

Annual Report 2011

Making Driving Safer

The Active Safety system continuously checks the environment around the vehicle for potential dangerous objects using radar and/or cameras and the information is shown using a Head-up Display on the inside of the windshield. The system can be used for many different applications, some of them are described below.

Blind-Spot Assist continuously monitors the presence, direction and velocity of vehicles in the lanes adjacent to the vehicle. When any vehicle moves into the blind spot, the control module alerts the driver by lighting the warning indicator.

The Lane Departure Warning monitors the lane markings on the road and checks that the vehicle stays within its lane to avoid dangerous situations. This warning is provided at speeds of 50 km/h and above, and is also effective through corners and in darkness when the headlights are switched on.

Adaptive Cruise Control is similar to conventional cruise control in that it maintains the vehicle’s pre-set speed. However, it can also automatically adjust the speed in order to maintain a pre-defined distance to the vehicles in front. If the lead vehicle slows down, or if another object is detected, the system sends a signal to the engine or braking systems to decelerate. Then, when the road is clear, the system will re-accelerate the vehicle back to the pre-set speed or distance.

This Road Sign Detection system keeps the driver informed of the current speed limit and other traffic signs on the road. A symbol in the form of a road sign appears in the instrument cluster or in the Head-up Display.

Reader’s Guide

Autoliv Inc. is incorporated in Delaware, USA, and follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures, see page 38 and page 51 of the Annual Report. All amounts in this annual report are in U.S. dollars unless otherwise indicated.

“We”, “the Company” and “Autoliv” refer to “Autoliv Inc.” as defined in Note 1 “Principles of Consolidation” on page 56 of the Annual Report. For forward-looking information, refer to the “Safe Harbor Statement” on page 39 of the Annual Report.

Data on markets and competitors are Autoliv´s estimates (unless otherwise indicated). The estimates are based on orders awarded to us or our competitors or other information put out by third parties as well as plans announced by vehicle manufacturers and regulatory agencies.

Financial Information

Every year, Autoliv publishes an annual report and a proxy statement prior to the Annual General Meeting of shareholders, see page 32 of the Annual Report.

The proxy statement provides information not only on the agenda for the meeting, but also on the work of the Board and its committees as well as on compensation paid to and presentation of directors and certain senior executive officers.

For financial information, please also refer to the Form 10-K and Form 10-Q reports and Autoliv’s other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2011 CEO -Certification to the NYSE) are available at www.autoliv.com under Investors/Filings and at www.sec.gov.

The annual and quarterly reports, the proxy statement and Autoliv’s filings with the SEC as well as the Company’s Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can be downloaded from the Company’s corporate website. Hard copies of the above-mentioned documents can be obtained free of charge from the Company at the addresses on page 84 of the Annual Report.

Content (page numbers refer to the Annual Report)

04	President’s Letter
07	Autoliv in Brief
10	Safety Systems
16	Innovations
18	Responsibility
20	Employees
22	Global Presence
24	Market
26	Manufacturing & Purchasing
28	Quality
30	Shareholders
35	M,D&A
52	Consolidated Statements of Income
53	Consolidated Balance Sheets
54	Consolidated Statements of Cash Flows
55	Consolidated Statements of Total Equity
56	Notes to Consolidated Financial Statements
80	Corporate Governance
82	Board of Directors
83	Executive Management Team
84	Contact Information & Calendar
85	Selected Financial Data

2011 in Summary

•	Organic sales1) up three times more than light vehicle production

•	Double-digit operating margin

•	First order in the $6 billion brake control market

•	Record-high dividend amount

•	First vision system introduced

Consolidated sales rose by 15% in 2011 to a new record high of $8,232 million and organic sales (Non-U.S. GAAP see page 38 of the Annual Report) by 9% compared to a 3% increase in global light vehicle production (LVP). Since 2007, Autoliv’s net sales have increased by 22% while global LVP has increased by 8%.

Operating income increased in 2011 by 2% to $889 million but operating margin declined by 1.3 percentage points to 10.8% due to higher raw material prices and higher R,D&E expense, net that had a 1.6 percentage point negative effect.

Operations generated $758 million in cash and $401 million after capital expenditures, net of $357 million. Of the $401 million, $154 million or 38% was paid in dividends, which was $97 million more than in 2010.

1) Non-U.S. GAAP measure, see page 38 of the Annual Report.

Dear Shareholder,

2011 WAS AUTOLIV’S BEST YEAR EVER.

SALES increased by 15% to a record high of $8.2 billion

OPERATING INCOME was up 2% to a record high of $889 million

EARNINGS PER SHARE was up 4% to a record high of $6.65

These records are due to our transformation of Autoliv and our continued strong outperformance of the market. Autoliv’s organic sales (i.e. excluding currency effects and acquisitions) grew by 9% which was three times more than the increase in global Light Vehicle Production (LVP). In addition, acquisitions added 2% and currency effects 4%.

Autoliv’s exceptional performance compared to the LVP is the result of our technological leadership and early investments in growth markets. In China, for instance, organic sales were up three times more than the 4% increase in Chinese LVP.

The fact that operating income improved less than sales was due to higher raw material prices and higher R,D&E spending. These increases reduced operating margin by 1.6 percentage points. Despite this, we managed to limit the reduction in operating income to 1.3 percentage points and report a double-digit operating margin of 10.8%, the second highest margin ever despite unusually high legal costs due to the ongoing antitrust investigations (see page 39 of the Annual Report).

Furthermore, Autoliv’s strong performance and solid balance sheet (the Company is now net-debt free) allowed us to increase dividends to shareholders by nearly $100 million to $154 million during 2011, the highest amount ever.

Continued Transformation

Our strong performance in 2011 reflects the transformation our Company has undergone since the summer of 2008 when we announced a comprehensive restructuring program. We estimate that these actions now save us more than $200 million each year.

Additionally, when global LVP started to recover in the fall of 2009, most of the growth occurred in Asia and other low-cost countries (LCC), where we had been investing for long-term growth and strategically building a strong presence.

As a result, Autoliv’s sales are better balanced. Now, Europe, the Americas and Asia account for 38%, 31% and 31%, respectively, of sales compared to 54%, 27% and 18% before the crisis. China alone accounts for 12% of sales compared to 4% in 2007.

This sales mix improvement is also important due to the fact that LVP is expected to continue to grow the most in Asia and other LCC over the next several years.

Additionally, Autoliv now has 66% of its workforce in LCC compared to 54% at the end of June 2008 and 71% of the workforce are direct workers in manufacturing compared to 66% before the restructuring program was announced. Not only have these changes enhanced Autoliv’s resilience in the cyclical automotive industry, but they have also improved profitability by lowering the Company’s break-even point and securing greater labor flexibility.

Investments in New Technologies

The 2011 record results also reflect our investments in R&D. In the midst of the crisis in 2009, we initiated a special R&D program for small car safety that is now helping to drive our sales. During the last few years, we have also increased our R&D for active safety and made a number of strategic acquisitions in this product area. As a result, sales of active safety systems almost doubled during 2011 to $160 million. Additionally, we introduced our first camera-based vision system (see page 12 of the Annual Report). Given current trends, we expect sales of these systems to continue to grow rapidly and exceed half a billion dollars by 2015. This would increase our market share for these products from 20% to approximately 30%.

For future sales it was also important that we, in 2011, received our first order in the $6 billion brake control market. Our cost-efficient and innovative design (see page 12 of the Annual Report) will start generating sales in 2014.

These investments in active safety may turn out to be a paradigm shift comparable to when Autoliv led the start of the airbag market and transformed the entire automotive safety industry from only seatbelts some 20 years ago. This means that we will save even more lives than the over 25,000 lives per year currently saved.

Quality in all Dimensions

Although quality has always been paramount in the automotive safety systems business, vehicle manufacturers have become even more quality focused and quality sensitive, particularly over the last couple of years. I welcome this commitment to quality, even if this trend could lead to more recalls, because the trend is good for consumers (i. e. the vehicle owners) and—long term—for Autoliv as a technology and quality leader.

To advance our quality leadership we launched, in 2010, a pro-active quality initiative, called Q5.

During 2011, we expanded this program by training and involving more employees in the Q5 activities to advance our leadership position.

Outlook

IHS expects global LVP to grow by 4% during 2012. However, virtually all of the LVP increase is expected to occur in growth markets with relatively low average safety content vehicles or in Japan where Autoliv’s market share is lower than in other markets. In addition, LVP in the important European market is expected to decline by 8% during the year.

Despite this negative geographical LVP mix, we expect to continue to outperform global LVP and increase Autoliv’s organic sales by around 7% based on IHS’s LVP data. This strong performance is mainly due to a favorable vehicle model mix. Currency effects are expected to reduce sales by approximately 3%, provided that mid-January currency exchange rates prevail. Consequently, consolidated sales are expected to increase by nearly 4% for the year 2012.

As a consequence of the mixed LVP trends, our manufacturing capacity needs to be aligned with the demand in the individual markets. The cost for these alignments are currently difficult to assess, but they could be more than $50 million. In parallel with these capacity alignments, we will increase R,D&E expenses, net by more than $60 million to drive future growth.

Excluding the capacity alignment costs and excluding costs related to the ongoing antitrust investigations, we expect to reach an operating margin in the range of 10-11%. Included in this indication is a 0.8 percentage point (p.p.). negative margin effect from the R,D&E increase.

Currently we maintain an unusually strong balance sheet with a net cash position. We started to build this prudent balance sheet to have adequate resources for acquisitions. Subsequently, two additional reasons have emerged. First, the macroeconomic outlook is unusually difficult to forecast in response to which we also maintain a high level of temporary employees (20% of our total workforce). Secondly, a strong balance sheet will better prepare us to respond to the probable outcome of the antitrust investigations.

Since we may need cash for all three of these purposes within a relatively short time span and given that none of the amounts needed for these purposes are currently possible to estimate, we believe it to be prudent to maintain, for the time being, a high level of financial flexibility until more transparency has been obtained regarding the outcome of these events.

A Changing Year

In hindsight, 2011 may give the impression to have been an unchallenging year with all its records. At the beginning, it looked indeed as if we would be able to take a breath after the financial crisis in 2008 and 2009 and after the sharp and challenging recovery in LVP in 2010. Little did we know that 2011 would comprise two natural disasters, a sovereign debt crisis, a business hold from our largest customer and many other surprises.

It is a testimony to the stamina of our employees that Autoliv managed to set so many records despite all these unforeseen events. I therefore want to extend a sincere “thank you” to Autoliv’s 48,000 employees for a job well done.

Finally, I want to thank Lars Westerberg, who has resigned from the Company after nearly 13 years, for his devoted service to Autoliv. I also want to thank our former chairman, Jay Stewart, who resigned after 22 years on the Boards of Autoliv and its predecessor company.

Yours sincerely,

Jan Carlson

Stockholm, Sweden, February 23, 2012

Autoliv’s Targets

LONG TERM TARGETS	COMMENTS

Organic Growth Exceed growth of the global light vehicle production (LVP). Definition on page 38 of the Annual Report (Non-U.S. GAAP measure)	We have outperformed the global LVP since the LVP recovery started in mid 2009, i.e., for nine consecutive quarters. In addition, we have had market share gains in virtually all product areas due to a strong platform mix. The weaker performance in the first nine months of 2009 was due to relatively stronger production of vehicles with low safety content in the growth markets.

Operating Working Capital Less than 10% of last 12-month sales. Definition on page 38 of the Annual Report (Non-U.S. GAAP measure)	Our operating working capital in relation to sales continues to trend well below our target of less than 10% of sales. This is due to our continued focus on inventory and receivables reductions in relation to sales. For 2011, when working capital was 6.2% of sales, we beat our target by 3.8 percentage points (p.p.).

Leverage Ratio Significantly below 3.0 times. Interest Coverage Ratio Significantly above 2.75 times. Definitions on page 51 of the Annual Report (Non-U.S. GAAP measures)

Due to our strong cash flow we have been compliant with this policy during all of the years in the period 2009–2011.

In 2010 and 2011, our interest coverage ratio reached 14.1 and 14.3 times, respectively, which was 11.3 and 11.6 times better than our policy. 2009 is the only year in the history of Autoliv that we were unable to reach our target due the sharp decline in operating profit during the financial crisis.

Labor Productivity At least 5% per year.	We managed to reach our productivity improvement target of at least 5% per year in 2009-2011 when productivity in manufacturing improved by 6.2%, 6.1% and 6.0%, respectively. This is thanks to the strong focus on continued improvements and standardization in all of our plants world wide.

Direct Material Cost Reduction More than 3% per year	In 2011, we missed this target by 0.9 percentage points mainly due to exceptionally high commodity cost increases. This is the first time in three years that we were unable to achieve our goal of more than 3%. Excluding the effect of higher raw material prices the cost reduction in 2011 was 3.7%.

Who We Are, What We Do

According to the World Health Organization (WHO), over 1.2 million people perish each year on the world’s roads and between 20 and 50 million suffer severe injuries. If the current trend continues, the number of annual deaths will double by 2030, according to WHO.

While human suffering cannot be measured, monetary costs to society from car accidents are estimated in the hundreds of billions of dollars each year for health care, rehabilitation and loss of income.

Innovation and the focus on saving lives have been the hallmarks for Autoliv from its inception half a century ago. Now our products save over 25,000 lives every year and prevent ten times as many severe injuries. The next step is to further reduce road traffic accidents with active safety systems that can assist the driver to avoid an accident or, at least, reduce the speed of impact, thereby substantially mitigating the severity of injuries.

The roots of Autoliv go back to 1953 when the young entrepreneur Lennart Lindblad started a repair shop in Vårgårda near Gothenburg in Sweden. In 1956, the Company produced its first seatbelt, and, in 2011, 130 million seatbelts and 100 million airbags. Statistically, there were almost two seatbelts and 1.3 airbags from Autoliv in every vehicle produced globally in 2011, despite many vehicles not having airbags.

Today’s Autoliv Inc. is a Fortune 500 company and the world’s largest automotive safety supplier with sales to all the leading car manufacturers in the world. We develop, manufacture and market airbags, seatbelts, steering wheels, passive safety electronics and active safety systems such as radar, night vision and camera vision systems. We also produce anti-whiplash systems, pedestrian protection systems and child seats.

Our leading market position in automotive safety includes a global market share of approximately 36% in passive safety and around 20% in active safety.

Incorporated in the state of Delaware, Autoliv Inc. is the result of a merger in 1997 of the Swedish company Autoliv AB, and the U.S. company Morton ASP. The global headquarters is located in Stockholm, Sweden.

The Company has more than 80 facilities and joint ventures in 29 countries with nearly 48,000 people. With 17 technical centers, including centers for electronics and active safety, and 20 crash test tracks – Autoliv has a stronger technical capability than any other automotive safety supplier.

Our Vision

To substantially reduce traffic accidents fatalities and injuries.

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

Active Safety Systems

Using our radar and vision technologies to monitor the environment around the vehicle thereby creating a “Virtual Crash Zone”, our active safety systems can intervene before a crash by adjusting engine output, steering and braking, in addition to making driving easier and more comfortable.

THANKS TO PASSIVE SAFETY SYSTEMS such as seatbelts and airbags, vehicle safety has substantially improved. Although these systems are effective in mitigating the human consequences of an accident, they can never prevent the accident from occurring.

With the introduction of active safety systems, many accidents and collisions will become avoidable or at least less severe by reducing the speed of impact. This will also result in significant improvements in the protection provided by the passive safety system.

Night Driving Assist

The night driving assist displays an image of the road scene ahead to make night-driving easier and safer. The image generated in the heat-sensing device is processed using different filters to obtain a black and white image with sharp light or dark outlines, in which shapes are easily detected. The system also analyzes the scene content with respect to the vehicle’s motion to determine if a pedestrian or an object is at risk of being hit by the vehicle. It can detect pedestrians up to two times further away than the typical headlight range and, if a threat exists, the driver is warned. A similar animal detection and warning will be introduced in 2012.

Radar Systems

Short and medium range radar system provides all-weather object detection and can be used effectively in all directions around the vehicle. By scanning up to 30 meters, the system can provide an advanced warning of an imminent collision. The radar is also used for detecting objects in the blind spots of a vehicle and to control stop-and-go functions in queue assist systems. Our long range radars are utilized for adaptive cruise control systems.

Vision Systems

Autoliv’s pioneering work with camera-based vision systems gives the driver the effect of an additional pair of eyes scanning the road ahead for danger. Advanced algorithms enable the camera to recognize and track other vehicles, speed signs and lane markings, warning the driver when the car is in danger of colliding with pedestrians or other vehicles or straying out of lane.

Active Seatbelts

An active seatbelt has an electrically driven pretensioner that tightens the belt as a precaution in hazardous situations. The belt system then releases some webbing if the driver manages to avoid the traffic hazard. This function also warns the driver by letting the pretensioner vibrate the seatbelt webbing. This technology also offers improved comfort to the occupants while using the seatbelt.

Brake Control/ESC

Autoliv has developed the world’s first system that combines the controls of the vehicle’s restraint system with the controls for the vehicle’s brakes that can provide Electronic Stability Control (ESC), Anti-locking Brakes (ABS) and Automatic Traction Control (ATC). This merger of the control systems, for which we received the first order in 2011, provides significant savings and enhanced performance.

Active and Passive Safety Integration

To monitor the environment around the vehicle and control the vehicle motion, Autoliv is developing the next step of electronic integration. This Electronic Safety Domain Controller (ESDC) links all safety sensors (including the environmental sensor) and all actuators that control vehicle motion (brakes, steering, and engine/transmission).

Passive Safety Systems

Autoliv has accounted for virtually all major technological breakthroughs within passive safety over the last 20 years.

Seatbelt Systems

Modern seatbelts can reduce the overall risk of serious injuries in frontal crashes by as much as 60% thanks to advanced seatbelt technologies: pretensioners and load limiters.

Retractor and buckle pretensioners tighten the belt at the onset of a frontal crash, using a small pyrotechnic charge. Slack is eliminated and the occupant is restrained as early as possible, thereby reducing the risk of rib fractures.

In an accident, load limiters release some webbing in a controlled way to avoid the load on the occupant’s chest from becoming too high.

When used in combination, pretensioners, load limiters, lap pretensioners and frontal airbags, the risk for life-threatening head or chest injuries is reduced by 75% in frontal crashes.

Lap pretensioners further tighten the webbing to avoid sliding under the belt which improves lower leg protection and prevents abdominal injuries from a loose belt.

Airbags and Steering Wheels

Driver and the passenger airbags deploy in 50 milliseconds, half the time of the “blink of an eye”, and can be “smart”, i.e. the power of the airbags can be tuned to the severity of the crash and the size of the occupant, using adaptive output airbag inflators. The driver airbag reduces fatalities in frontal crashes by approximately 25% (for belted drivers) and reduces serious head injuries by over 60%.The airbag for the front-seat passenger reduces fatalities in frontal crashes by approximately 20% (for belted occupants).

Side curtain airbags reduce the risk of life-threatening head injuries in side impacts by approximately 50% for occupants who are sitting on the side of the vehicle that is struck. Curtain airbags cover the whole upper side of the vehicle.

Single-chamber side airbags reduce the risk for chest injuries by approximately 25%. With dual-chamber side airbags, both the pelvis and the chest areas are protected which further reduces the risk of serious injuries in side-impact crashes.

Rear side airbags reduce injuries for rear occupants.

Knee airbags significantly reduce the risk of injuries to the knee, thigh and hip. These injuries today represent 23% of the active-life years lost to injury in frontal crashes involving motor vehicles.

Anti-sliding airbags are installed in the seat cushion. In a crash, the airbag raises the front end of the seat cushion to prevent the occupant from sliding under the seatbelt. This reduces significantly the risk for knee, thigh, and hip injuries for belted occupants. In addition, by keeping the occupant in an upright position, the protection from the frontal airbag becomes more efficient.

Modern steering wheels offer a variety of control switches and different designs. Some of our steering wheels have an integrated electrical motor that can vibrate the steering wheel, thereby alerting the driver of a dangerous situation. To improve comfort in cold climate, the steering wheel can have a heated rim.

Far-side airbag that inflates between the seats, combined with seatbelt pretensioners, can significantly reduce injuries by preventing the occupants to move sideways. Studies have shown that 30% of all serious injuries in side impact collisions are related to the far-side occupant hitting the other occupant or hard objects.

Crash Electronics

The ECU is the “brain” of the car’s safety system. It decides not only if, but also exactly when, the seatbelt pretensioners should be triggered and each airbag system should be deployed. The ECU contains crash sensors and a microprocessor, as well as back-up electricity in the event the connection to the car battery is cut off in the crash. The ECU is located in the middle of the vehicle where it is well protected during a crash. Autoliv’s latest ECU also contains sensors for the Electronic Stability Control System, as automakers estimate that they save almost 50% of the cost for one of these units by the integration. Autoliv’s new technology is the first step in an on-going fundamental redesign of electronic safety control architecture in vehicles (See “Brake Control/ESC” and “Active and Passive Safety Integration” on the next page).

Satellite sensors are mounted in the door beam, the pillar between the doors, the rocker panel, and various locations at the front of the vehicle to quickly provide the electronic control unit (ECU) with acceleration data to enable appropriate deployment of the airbags and seatbelt pretensioners.

Pedestrian Protection

To protect the head, the hood needs to be able to act as a cushion. This can be achieved using actuators that lift the rear end of the hood to create clearance above the rigid engine structure beneath. However, in many smaller vehicles the hood is too short and the head of a pedestrian will most likely hit the hard area between the hood and the windscreen or one of the A-pillars. In this case outside airbags can be used to create a cushion-effect.

Pedestrian protection systems are deployed either by contact sensors in the bumper or by an active safety system. The latter systems have the advantage of being able to brake the car and thereby reducing the speed and the severity of impact.

Anti Whiplash

Anti-whiplash systems are based on a yieldable backrest that tilts in a controlled way in a rear-end collision, thereby reducing the risk for neck injuries.

Battery Disconnect Safety Switch

The Pyrotechnic Safety Switch utilizes a pyrotechnic initiator to cut the electrical power to a designated portion of the vehicle in a crash. This minimizes the potential for a fire caused by a damaged electrical system exposed to flammable liquids or gases. Especially in electric vehicles it is important to automatically and safely cut-off the connection to the electrical power.

Innovations for the Future

In our quest to reduce traffic accidents, fatalities and injuries, Autoliv continues to research automotive safety problems beyond the existing regulations and ratings.

SAFETY, TOGETHER WITH LOW FUEL CONSUMPTION, is one of the strongest sales drivers for new cars. In virtually all inquiries about what consumers want in their next vehicle, new safety products rank very high or at the top of their priorities.

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

The work starts with understanding various traffic environments and the type of accidents occurring within them. Different accident databases are used to get a macro picture of the traffic aspect in most countries and regions. This understanding leads micro investigations or deep studies in Autoliv’s research laboratory to find new solutions and completely new safety systems.

Development and Engineering

Autoliv has approximately 4,400 engineers for product development and application engineering.

We have a unique capability compared to our competitors by being the only automotive supplier that has dedicated resources to perform full-scale vehicle crash tests. This specialized service and expertise, when combined with our advanced crash simulations, allow us to optimize our products and other safety critical functions to the particular structure of the planned vehicle.

Current Investments

During 2011, gross expenditures for Research, Development and Application Engineering (R,D&E) amounted to $568 million compared to $490 million in 2010 which corresponded to 6.9% of sales in 2011 and to 6.8% in 2010 (see graph).

Of the amounts, $127 million in 2011 and $128 million in 2010 were related to customer-funded engineering projects and crash tests.

Net of this income, R,D&E expenditures in relation to sales increased in 2011 by 0.4 percentage points to 5.4%. Of the $441 million expense in 2011, 75% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 25% was not only for completely new innovations but also for improvements of existing products, standardization and cost reduction projects.

Future Investments

During 2012, we expect to increase R,D&E expenses, net by more than $60 million, mainly to increase our engineering capability in Asia and to accelerate our efforts even further in active safety, thereby reinforcing our long-term commitment to innovation and technology.

Patents

Our commitment to technological leadership is evidenced by our strong position in patents. In 2009, (the latest year with official statistics), Autoliv accounted for 8% of all new automotive safety filings filed in more than one country, higher than any other safety system supplier.

Autoliv holds more than 6,300 patents covering a wide range of innovations and products in automotive safety and key supporting technologies, an increase from 6,000 in 2010.

Here are some examples of Autoliv’s investments in new technology to save even more lives on the roads:

Pedestrian Protection Airbag

Vulnerable pedestrians and cyclists represent nearly half of the annual 1.2 million road fatalities in the world. The main cause of fatalities among pedestrians is head injuries. To protect the head of a pedestrian in an accident Autoliv is developing the worlds-first outside airbag.

Night Driving Assists with Animal Detection

The project is the latest development of Autoliv’s Night Driving Assist system. Similar to the pedestrian warning system, now available, it works by alerting the driver of an animal 2-3 seconds before a possible impact to allow him/her to slow down the vehicle.

Alcohol Sensor

National Highway Traffic Safety Administration estimates that one third of all traffic fatalities in the U.S. are alcohol-related in some form. An alcohol sensor that prevents impaired-driving could have saved many of these lives. By making the detection system quicker, non-intrusive, and less expensive than today’s systems, Autoliv aims to gain greater public acceptance for an in-vehicle alcohol detection system.

Stereo-vision for Pedestrian Detection

Stereo-vision technology is based on a pair of highly reliable and synchronized cameras, which along with Autoliv’s algorithms, is capable of accurately recognizing pedestrians and other objects within the view of the driver. The system is typically mounted on the front windshield behind the rear view mirror. It functions up to a distance of 100 meters.

Improved Safety for Seniors

High chest loads and rib fractures are a growing concern in crashes, since the population of elderly car occupants is increasing and the rib cage of a 60-year old can only take half as much load as the body of an individual in his twenties. Autoliv is working on improved solutions to further enhance the safety for the growing elderly population.

Investing in Social Responsibility and Integrity

For a company creating products that save lives and reduce traffic injuries, social responsibility is not new. It has been our core business for more than 50 years.

OVER 1.2 MILLION PEOPLE perish every year on the world’s roads, and between 20 and 50 million suffer serious injuries, according to the World Health Organization (WHO). Traffic accidents especially affect younger generations, and are a top-three cause of death for people aged 5 to 44. While road traffic death rates in many high-income countries are declining, WHO’s data suggests that in most regions of the world this epidemic of road traffic injuries is still increasing. By 2030, traffic fatalities are expected to almost double to 2.4 million.

Therefore, helping to save more lives will be the most important contribution Autoliv can make to social responsibility.

Contribution to Protecting the Environment

The environmental impact from our operations is generally modest, since most of our manufacturing consists of the assembly of components. For instance, Life Cycle Assessments (LCA) show (see graph) that CO2 emissions from Autoliv account for 1% of the 31.4 kg emitted during the life of a driver airbag and that the driving of the vehicle and the raw material production for the airbag generate almost 100 times more carbon dioxide.

As a consequence, the most important contribution we can make to the environment is to design and develop low-weight and environmentally-friendly safety systems. Even a small reduction in weight contributes to the environment through lower fuel use and emissions throughout the car’s entire life. Helping our customers in their efforts to meet the stringent CO2 and CAFE (Corporate Average Fuel Economy) requirements is important for them, and thus a competitive tool for us.

Although Autoliv’s CO2 emissions are low, we have launched several energy saving programs, ranging from automatic lighting systems to heat recovery of cooling water. The total energy consumption (incl. electricity and heating) by all Autoliv facilities was 680 GWh during 2011, which corresponds to 230,000 metric tons of CO2 (using the Greenhouse Gas Protocol). This was an increase of 6% from 2010 and approximately 4 percentage points less than Autoliv’s sales increase, excluding currency effects.

With our strong global presence we can minimize the environmental impact imposed by logistics when procuring parts and supplying finished products to our customers. By improving the efficiency of our logistic systems we also benefit financially.

Assisting Customers and Suppliers

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

All Autoliv facilities measure and work to continuously improve their relevant environmental measurables, such as energy and water consumption, emissions to air, transportation and the use of packaging materials. We also work closely with all of our suppliers to encourage them to implement an environmental management system, according to ISO 14001. We require them to adhere to our environmental policy (see www.autoliv.com).

Ethical Code

Our commitment to social responsibility is also demonstrated through our ethical codes, sustainable environmental development practices and our core values. Other examples are our support and cooperation with universities, authorities, traffic rescue organizations and insurance companies.

Contribution to Japan Earthquake and Tsunami Relief Efforts

On March 11 Japan was hit by a devastating tsunami after a 9.0 magnitude earthquake. The death toll reached approximately 20.000. Autoliv has four manufacturing facilities in Japan and four offices with nearly 1,800 associates. Fortunately, none of them were injured by the earthquake, and only one of the facilities suffered minor damages. However, Autoliv pledged $400,000 to the rescue and restoration efforts, which was directed through the Japanese Red Cross Society. This is another example of Autoliv’s contribution to societies around the globe.

Autoliv’s Ethical Culture

Autoliv’s Standard of Business Conduct and Ethics draws on universal standards such as the “Global Sullivan Principles of Social Responsibilities” and on the UN’s “Global Compact”.

At Autoliv compliance is more than adherence to laws. We are committed to upholding our values and fostering a culture that encourages ethical conduct, where ethical breaches are not tolerated and employees are empowered to speak up, along with our full commitment to compliance with the law.

We have in place the elements of an effective compliance program, including Board of Directors’ oversight, executive sponsorship, a system for anonymous reporting of potential or actual criminal conduct, and our Code of Conduct, Autoliv’s Standards of Business Conduct and Ethics. Autoliv’s Standards of Business Conduct and Ethics are available to view and can be downloaded from www.autoliv.com. These standards apply to all operations and all employees worldwide.

Compliance Monitoring

The regional presidents together with their respective management teams and the Corporate Compliance Officer discuss compliance and related risk areas during their monthly management meeting. The regional presidents then report on this discussion in their monthly letters and presentations to the Autoliv CEO. Annually, Autoliv’s global key managers certify their compliance to the Standards of Business Conduct and Ethics and are obligated to disclose any known areas of non-compliance.

Our leading suppliers are monitored as part of our regular quality audit process are expected to be compliant with at least the minimum requirements for the Code of Basic Working Conditions including preventing child labor and forced labor, ensuring compliance with applicable laws for work hours and compensation, preventing workplace harassment and discrimination, ensuring safe and healthy work environment for employees, policies and procedures to prevent bribery and corruption, and conducting business in environmently-friendly manner.

Raise Your Hand for Integrity

We are focusing on continuing to strengthen our ethical culture through our commitment to ensure that every Autoliv employee receives manager-led training and understands the principles embedded in the Standards of Business Conduct and Ethics. Our awareness program “Raise your hand for Integrity” communicates the available channels for reporting suspected misconduct and that all employees are empowered to speak up or seek guidance when unsure, including by using the Autoliv Helpline. The Autoliv Helpline is a multilingual service where reports can be made anonymously, without fear of retaliation, 24 hours a day, 7 days a week, by phone or online at https://www.tnwinc.com/reportline/Autoliv. Employees are expected to report any suspected, potential, or known violations of law, Autoliv policies and procedures, or concerns to the Autoliv Helpline, in areas such as:

• Antitrust/competition	• FCPA /UK Bribery Act

• Product safety	• Political activity and contributions

• Privacy of employee data	• Securities/insider trading

• Internet security	• Conflicts of interest

• Environmental	• Nepotism/Favoritism

• Intellectual property	• Gifts or gratuities

• International federal, state tax	• Procurement of goods/services

• Labor and employment	• Application of the Code of Conduct

• Workplace safety	• Use of company property

We live our values every day, because at Autoliv how we do business is as important as the business we do.

Dedicated and Motivated Employees

Our people are the foundation of our success. To find, develop and retain people with the right skills and talents for the right positions is therefore a top priority.

FINDING AND RETAINING THE RIGHT PEOPLE is paramount for a sustainable development of a company. This has been a top priority for several years as headcount in our Company has risen over the long term. Finding skilled people will continue to be pivotal in 2012, particularly in our growth markets.

We make concerted efforts to recruit well-educated people and/or provide adequate training in producing and developing life-saving products. In all plants, we have on-the-job and skills development training, where work safety is also an important element in addition to understanding the manufacturing process and the product technologies.

We offer excellent work conditions, safe work places, interesting work tasks, and Autoliv is in the forefront of technology - a global market leader that is saving lives; all of this helps to attract and retain skilled people. Another advantage in the recruiting process is our close relationship with all of the important vehicle manufacturers in the world. For potential employees in our tech centers, Autoliv’s close relationship with universities and colleges is another attraction factor.

We are committed to maintaining this environment that attracts high performers and keeps them motivated. Effectively communicating and cascading corporate strategy is our key method for creating such a workplace and is critical for engaging associates in our shared vision.

Motivated Employees

To further strengthen our ability to be an attractive employer and continuously develop our people, we have reviewed our internal talent management framework during 2011. As a result of the review, we will launch a new performance and development dialogue process as well as updated leadership programs. This will motivate our employees and improve our business performance.

Autoliv has a long track record of lean manufacturing and culture of continuous improvement which encourages all employees to be creative and put forward their improvement ideas. Who is better to propose improvements in, for instance, manufacturing, than the line operators themselves?

We have therefore made the number of improvement suggestions per associate one of our operational key performance indicators (KPI) by which our more than 80 facilities globally are benchmarked every quarter. During 2011, this KPI continued to improve. Globally, more than half a million employee suggestions were received, helping us reduce waste and continue to improve labor efficiency by 6% and meet our target of at least 5%.

Employee Safety

Our most important key performance indicator is employee safety. The target for each plant is of course zero injuries. In 2011, 19 plants managed to meet this target, an improvement from 12 plants five years ago and from 18 plants in 2010.

Our overall injury level globally continues to decline from an already low level. Since we are dedicated to the business of protecting people and saving lives, we feel a unique responsibility to ensure the safety, health and well-being of our associates. For instance, we have introduced a “first alert” system which uses our network of safety representatives to share information readily among all plants should a machine or process require any type of corrective process as a result of a safety concern. With this timely notification, plants using similar equipment or processes can promptly analyze their own resources and work to minimize future risk.

Employee Well-being

A third indicator of the well-being of Autoliv’s most valuable asset is labor absenteeism, although this indicator also often reflects the welfare systems and levels of sick leave compensation in the various countries in which we operate. We measure labor absenteeism as labor hours lost due to sickness in relation to total possible labor time.

This ratio has been declining for several years thanks to the dedicated efforts we have made. These efforts include various activities such as providing health care and programs to improve workplace ergonomics. As a result, labor absenteeism has been significantly reduced from the 2007 levels.

Employee Development

As an organization, Autoliv is committed to the development and growth of our employees. We believe that focusing on the development of our employees will lead to more engaged and motivated people who are excited about their work. Employee development is a key element in the annual performance review discussions to ensure that employees are focusing on needed areas of potential that will keep Autoliv successful in the future.

We continue to focus on building key leadership and management skills and knowledge by conducting global and regional training programs where participants have the chance to network and collaborate with people from all over the world. This builds better communication and teamwork for working cross culturally in our very global environment.

In addition to the training programs we offer, we have begun working with key leadership teams across the globe to assist them to become more effective and influential to the groups and organizations they lead. In these Team Effectiveness Workshops, we focus on the expected behaviors that positively affect the environment around them. Our goal is to ensure that all leaders are the model of the most effective and expected behaviors to drive consistency and culture throughout Autoliv.

We are committed to connecting our talent management and succession planning processes to employee development activities to ensure that we focus on the right people in the right places. This connection not only reinforces Autoliv’s competitiveness as an employer but strengthens our ability to maximize customer and shareholder value, helping us grow our sales and have continued success.

Employee Diversity

Due to Autoliv’s global presence, our workforce reflects the diversity of the 29 countries in which we operate. However, simply having diversity in our workforce is not enough. We work hard to create an inclusive environment where all people can contribute their best work regardless of age, gender, ethnicity or other differentiating factors.

We place special priorities on diversity in selection of professionals for our training program and succession planning to achieve balance and competence in our workforce and management.

The average age of our personnel is 34 years and nearly 50% are women. Around 70% of our 48,000 associates are direct workers and 16% other personnel in manufacturing, 9% are involved in R,D&E and 4% in sales and administration.

Global Presence

With operations in 29 countries and one of the broadest customer bases of any automotive supplier, Autoliv has the best global footprint in its industry. In 2011, our organic sales1) outperformed light vehicle production (LVP) in almost every region.

See locations and capabilities table on page 22 of the Annual Report.

1)	Autoliv’s sales increase in 2011 excluding currency effects and acquisitions/divestitures.

Our Market

Autoliv’s market is expected to grow at an annual rate of approximately 5% and we continue to increase our global market share.

OVER THE YEARS many factors have affected the safety content per vehicle. Looking into the future, it is likely that several mega trends will continue to influence the safety content per vehicle (CPV) in a positive way. These include;

•	The evolution of collision avoidance, which will increase the benefit to society to reduce the cost of accidents and fatalities on the roads,

•	The trend towards smaller, lighter and alternative fueled vehicles such as hybrids and electric vehicles,

•	Traffic fatalities as a cause of death to society will almost double to 2.4 million people by 2030, according to the World Health Organization (WHO),

•	The demographic trends of increased safety conscious consumers, older drivers on the roads and LVP growth in the Other markets (for definition see below),

•	Government regulations and test rating systems to improve the safety of vehicles on the roads in the various markets.

Market Growth By Region

In 2011, the global passive and active safety market grew by 7% to a new record of $20.5 billion, partially due to the continued rebound from the financial crisis in 2008 and 2009.

Over the next three years through 2014, our market is expected to grow at an annual average rate of 5% to $24 billion due to the expected increase in global LVP and higher penetration rates for side airbags, advanced seatbelts and active safety sensors.

IHS expects global LVP to grow by 13 million units during the next three year period, or by an average annual rate of 5%. The lion’s share, or 9 million units, is expected to come from Other markets. The annual average growth rate in the Triad and the Other markets are 3% and 8%, respectively.

The developed safety market of the Triad is expected to grow in line with its LVP or at an average rate of 3% per year, while growth of the “Other markets” are expected to exceed 8% or grow slightly more than its LVP due to a modest positive effect from an increasing average safety content per vehicle.

Currently the CPV in Other markets is about half of the value in the Triad. For Autoliv, this mix in LVP growth will be slightly negative since our market share in Europe and North America is higher (around 40%) than in all the other regions combined where we estimate Autoliv’s market share to be approximately 30%.

Market Growth By Product

Unlike LVP which Autoliv cannot influence, we can affect the other growth driver of our market by continuously developing new higher value-added products. This increases the long-term average safety content per vehicle and historically has caused the automotive safety market to grow faster than the underlying LVP. A steady flow of new technologies to the market has enabled Autoliv to outpace its market and increase its market share. For instance, since the start of Autoliv Inc. in 1997, the Company’s sales have increased at an average annual growth rate of 7% compared to 4% for our market and 2% for LVP.

Our passive safety market is expected to grow by 4% through 2014. The highest market growth rate within passive safety is expected for side-impact airbags. This part of the market, where we estimate Autoliv’s market share to be more than 40%, is expected to grow at an average rate of 6% to $5.6 billion by 2014. This is partially due to new regulations in the U.S. that make side airbags mandatory in all new vehicles beginning in September 2013.

The market for frontal airbags, where Autoliv has a market share of close to 30%, is expected to increase at an annual growth rate of 3% to $5.8 billion by 2014. Consequently, we expect Autoliv to benefit from the trend of the demand for side airbags growing faster than for frontal airbags.

In seatbelts, we have reached a fairly high global market share of 40%, primarily due to Autoliv being the technology leader with several important innovations such as pretensioners and load limiters. Our strong market position in seatbelts is also a reflection of our superior global footprint. Seatbelts are the primary safety product and also an important requirement in low-end vehicles for emerging markets. This provides an excellent opportunity to benefit from the expected growth of this segment of the market which is projected to grow at an average annual growth rate of 3% to $5.7 billion in 2014.

In passive safety electronics, Autoliv has doubled its market share since 2001 to around 24%. This has been achieved through acquisitions and by customers taking full advantage of our highest-value safety system solutions by sourcing electronics and airbags from the same supplier. Our new electronic control unit (ECU), which integrates active and passive safety (see pages 12-15 of the Annual Report), has also been important for strengthening our market position. This market is expected to have 4% annual growth to $5.0 billion by 2014.

The active safety market is the fastest growing market. Through acquisitions and technology partnerships with our customers, Autoliv holds a strong number two market position with around 20% market share. This market is expected to grow at a rate of 31% to $1.8 billion by 2014.

Outside the safety market, Autoliv is also active in the steering wheels market with a market share of close to 30%. This market continues to grow slower than other product areas because the pricing pressure more than offsets the favorable mix effect of more steering wheels with leather-wrapping and more control switches. Consequently, this market is growing around 3% annually to $2.5 billion in 2014.

Customers

Our strong global presence is contributing both to a more diversified customer mix and to achieving growth above the average market rate.

This is illustrated by Autoliv’s growing sales in China, South Korea, India and Thailand. It is also evidenced by the fact that Asian vehicle producers now account for 34% of Autoliv’s global sales, compared to less than 20% ten years ago, while Ford, General Motors and Chrysler (“the D3”) now account for 29% of our global sales compared to 36% ten years ago. This trend is partially influenced by the shift in global OEM market shares.

As a technology leader, premium vehicles are especially important to Autoliv, not only in terms of sales per vehicle but most importantly as a way to introduce new technologies into the market. This is evidenced by Volvo, BMW and Mercedes who have introduced many of Autoliv’s “world-first products”. Volvo, BMW and Mercedes collectively account for around 5% of the global vehicle production but for approximately 12% of our sales in 2011.

Our favorable customer and platform mix has also allowed our company to outperform the market over the last decade. The top five customers represent approximately 55% of sales and no single customer platform represents more than 4% of company revenues.

Competitors And Market Shares

Passive safety growth in emerging markets along with the slowdown of growth in Western Europe, Japan and North America are also changing the competitive landscape in our industry. Generally, Autoliv’s major competitors in passive safety are TRW and Takata, each of which accounts for around one sixth of the global automotive occupant restraint market, while Autoliv accounts for around 36% of this market.

TRW is a U.S. listed company on the New York Stock Exchange, with strong market positions in North America and Europe. Takata is a family-controlled Japanese company with 25% of its shares listed on the Tokyo Stock Exchange. Takata has the strongest market position in North America and in Japan.

However, in Japan, South Korea and China there are a number of local manufacturers that often have close ties with the domestic vehicle manufacturers in these countries. Toyota, for instance, has in-house suppliers for seatbelts, airbags, steering wheels and electronics that receive the majority of the Toyota business in Japan for these products, as does Hyundai-Kia in South Korea.

Active safety growth in the developed markets (Western Europe, Japan and North America) will begin to accelerate in the upcoming years. Here the major competitors are different than in passive safety and include Continental, Bosch, Delphi, Valeo, Gentex, Magna, Hella and Denso of which Continental has the leading market position today. Both Continental and Bosch are also major competitors in passive safety electronics.

Our definitions of The Market

In product terms: Passive safety (occupant restraints) and active safety (collision avoidance). Passive safety products include seatbelts, airbags, electronic control units and crash sensors. Active safety products include radar and camera sensing technologies such as far-infrared night vision and forward looking mono-vision.

In geographic terms: The Triad (i.e. the traditional developed markets in North America, Western Europe and Japan) and “Other Markets” (i.e. the growth markets in Eastern Europe, Asia excl. Japan, South America and Middle East/Africa).

Efficient Global Manufacturing & Purchasing

Through our effective total cost management in manufacturing and purchasing we create customer and shareholder value.

OUR MAIN TARGETS for cost efficiency are to:

•	Reduce direct material costs at the same rate as our market prices decline, i.e. by at least 3% annually.

•	Consolidate the supply base by reducing the number of suppliers to optimize it in size, geography, service and knowledge.

•	Focus more than 50% of purchasing value in low-cost countries (LCC).

•	Improve labor productivity by at least 5% per year.

Reduce Impact of Raw Material Prices

Approximately half of our revenues are spent on direct materials (DM) from external suppliers. The raw material content in these components currently represents 51% of the direct material cost, while the other 49% represents the value added by our supply base (for more details on dependence on raw materials and component costs, see page 47 of the Annual Report).

The raw material value portion of our sales has increased from 19% in 2007 to 27% in 2011, primarily due to increasing raw material prices. This ratio is expected to remain on a high level due to the shifts in our purchasing mix.

The most efficient cost-reduction method is replacing existing designs and components with new, standardized and more cost-efficient ones. We particularly focus on reducing weight and complexity in our designs as a method to reduce cost.

Sourcing in Low-Cost Countries

We have actively increased our level of component sourcing in LCC. When this program was initiated in 2004, this ratio was less than 15%. During 2011, this measure increased by 3 percentage points to 48% as an average for the year. However, at the end of the year the ratio was 50%, in line with our target.

Supplier Consolidation

Another tool aimed at reducing direct material cost is our strategy to consolidate purchases to fewer suppliers in order to give them higher volumes, thereby helping them reduce costs and, as a result, their prices to us.

In 2005, when this strategy was adopted, 35% of our component sourcing was with the long-term strategic suppliers. During 2011, this ratio increased to 76% from 69% during 2010. This ratio is expected to further increase as we award new business only to strategic suppliers and avoid non-performing suppliers.

The supply base consolidation target is to reduce the number of suppliers from about 1,900 to 1,300 by 2016.

Supply Base Performance

Our strategy is to continuously improve the performance of our supply base. Since buying flawless components is a requirement towards our goal of zero defects, only consistently high-quality suppliers are trusted with new business.

Through the above-mentioned strategies we have met our direct material cost reduction target of at least 3% every year, except in 2008 and 2011 when, in particular, steel prices sky-rocketed. Due to these headwinds from higher raw material prices we reached a net savings of 2.1% in 2011, while the savings would have been 3.7% excluding the price effect from raw materials. Over the past three years, we have achieved savings of 3.8% on average, well above our target of at least 3%.

Labor Productivity Improvements

The second most important type of cost is wages, salaries and other labor costs. In 2011, these costs corresponded to 22.0% of sales, which was a reduction from 25.4% in 2007, the last comparable year unaffected by the financial crisis.

This reduction has been achieved by restructuring of operations, expansion in LCC and movement of production to LCC, and by continuous productivity improvements.

We measure productivity improvements in manufacturing in labor minutes per produced unit (LMPU). This measure is often affected by shifts of production to LCC where typically more labor-intensive manufacturing processes are used and less automation than in HCC (although the productivity in individual LCC may improve rapidly). Despite this, we achieved LMPU reductions of approximately 6% every year during the last five-year period. Consequently, we managed to reach our productivity improvement target of at least 5% per year both when LVP dropped sharply during the crisis and in 2010 and 2011 when there was a strong sales increase in LCC.

Manufacturing in LCC could offer significant cost saving opportunities, since our average headcount cost in LCC is only 20% of the same cost in HCC. However, we already have 71% of our direct workers in LCC, and the offsetting costs required for producing in one country and selling in another (such as freight and duty costs) should also be considered in addition to the labor cost difference. Consequently, most of this savings potential has now been achieved. In spite of this, we expect our headcount to continue to increase more in LCC than in HCC as a reflection of the mix in the expected LVP growth. This should continue to have a favorable impact on our cost structure in the future.

In addition, through automation and introduction of new higher value-added products (for instance in active safety) we should continue to be competitive in HCC and thereby continue to support our customers with manufacturing close to their assembly plants in North America, Western Europe and Japan. Going forward we also foresee a higher degree of automation in LCC to compensate for increasing labor and component costs.

Quality Excellence

Our products never get a second chance.

WE CAN NEVER LOSE SIGHT of Autoliv’s primary goal: to save lives! This is why we can never compromise on quality.

Quality is also a key to our financial performance, since quality excellence is critical for winning new orders, preventing recalls and maintaining low scrap rates. Therefore, we are fully committed to providing quality products and services to all our customers.

This pursuit of excellence is a continuous improvement process, driven by our ability to anticipate and respond to the challenges of a rapidly changing automotive industry.

Our Proactive Quality Culture

Although quality has always been paramount in the automotive industry, especially for safety products, vehicle manufacturers have become even more quality-focused with no tolerance for deviations. This intensified quality-focus is partially due to a sudden increase in the number of vehicle recalls due to a variety of reasons (not just safety) coupled with a few highly publicized vehicle recalls. In 2011, more than 20 million vehicles were recalled in the U.S. alone.

This trend is likely to continue as more and more vehicle manufacturers apply these stricter quality requirements.

In response to this trend and to improve our own quality, we are driving a program called “Q5” for shaping a proactive quality culture of zero defects. It is called “Q5” because it addresses quality in five dimensions: products, customers, growth, behavior and suppliers.

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

Flawless Products and Deliveries

In our pursuit of excellence we have developed a chain of four “defense lines” against quality issues: 1) robust product designs, 2) flawless components from suppliers and our own component companies, 3) manufacturing of flawless products and 4) implementing systems for verifying that our products conform with specifications and an advanced traceability system in the event of a recall. These defense lines are systems that should ensure deliveries of flawless products on-time to our customers.

When quality deviations occur, they very rarely affect the protection provided by our products. Virtually all deviations are, instead, due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the look and feel is important to the car buyer.

Our Quality Performance

In our product conformity verifications we register all deviations and include them in our quality measure, which is “parts per million” (PPM). For the last ten years, we have successfully reduced our PPM levels year-over-year. In the last five years, the reduction has been a five fold decrease in our customer reject index. In 2011 alone, the reduction was 23% compared to the 2010 level.

Therefore, we have decided to further challenge ourselves by setting a new short-term quality target of not more than 3 customer rejects for every million parts delivered (3 PPM). This follows a similar self-driven reduction in 2010 to 5 PPM from 10 PPM. To illustrate how rigorous this new target is, it could be compared to not having a single rainy day in 912 years, i.e. since the year 1100. While we take pride in our ability to constantly refine and improve our quality levels, it is our ultimate goal to have a target of zero defects, as described below, and we will continue to adjust our goals toward this ideal until we have reached it.

Quality Improvements in the Supply Base

In our pursuit of zero defects, it is critical to prevent non-conforming components from entering our manufacturing plants. This is one of the most important “lines of defense” against quality issues.

With the Autoliv Sourcing and Purchasing Process (ASPP) we have a common way of working together with our suppliers. This strengthens our performance by working very closely with our suppliers, and set clear demands. An important part of ASPP is the early involvement of suppliers in projects to ensure robust component designs and lowest cost for function.

All requirements, policies and procedures for the collaboration between us and our suppliers are specified in the Autoliv Supplier Manual (ASM). Suppliers are required to sign and accept the ASM. This is a requirement in the qualification of new suppliers.

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

Supply Base

By involving our suppliers early in projects and by training them we ensure robust component designs and processes. This prevents bad parts from being produced by our suppliers and reaching our manufacturing lines.

Production System

Through the Autoliv Production System (APS), all our employees work according to the continuous improvement philosophy. Our associates are also trained to react to anomalies and to understand the critical connection between themselves and our lifesaving products.

Mistake Proofing

Through the Autoliv Quality System (AQS) we verify flawless quality by using mistake-proofing methods such as Poka-Yoke, in-line inspections, and cameras and sensors to prevent us from delivering bad products. We also maintain an advanced product traceability system.

Value-Creating Cash Flow

By creating customer satisfaction, maintaining tight cost control and developing new products, we generate cash for long-term growth, financial stability and competitive returns to our shareholders.

AUTOLIV HAS ALWAYS had a strong focus on cash flow and cash generation, and operating cash flow has always exceeded capital expenditures.

Even in the challenging year of 2009 when sales dropped by 21%, the Company recorded a substantial positive cash flow; amounting to $493 million. On average, operations have generated $714 million in cash per year over the last five years.

Capital Efficiency Improvements

Autoliv’s strong cash flow reflects both the Company’s earnings performance and improvements in capital efficiency. Average annual capital employed has been reduced by more than 10% since 2007 to $3.2 billion during 2011, despite 20% higher sales than in 2007. Therefore, Autoliv’s capital turnover rate has been improved by more than 20% to 2.4 times. We expect this trend to continue by sales growing faster than capital employed. As a result, the Company should continue to generate a strong cash flow, earnings growth and returns on capital employed.

One reason for this strong cash flow generation is the fact that our market and sales are expected to continue to grow organically. Consequently, acquisitions that increase goodwill and intangibles should not be required for sales growth (although acquisitions could accelerate this growth). This fact was illustrated during the last five years when sales grew by more than 20% while goodwill and other intangibles declined by close to 3%.

In addition, we are improving our utilization of fixed assets as cash tied up in property, plant and equipment (PPE) has been reduced by 11%, or $139 million, from the end of 2007. This improvement has been achieved despite acquisitions that added $46 million in PPE and reflects the combined effect of the phase-out during the crisis in 2008 and 2009 of relatively more expensive plants and assets in high-cost countries along with the expansion after the crisis in low-cost countries where less capital-intensive manufacturing processes are typically used.

During the crisis in 2008 and 2009, we also reduced operating working capital from $614 million corresponding to 9.1% of sales at the end of 2007 to $388 million or 5.4% at the low point at the end of 2010, partially due to restructuring reserves. We expect operating working capital to remain below 10% of sales, in line with our target, even if this ratio increased slightly during 2011 to 6.2% of sales.

Our Cash Flow Model

When analyzing how to best use our operating cash flow, the Autoliv board of directors uses the model depicted to the right to create shareholder value. The model takes all important variables into account such as the marginal cost of borrowing, the return on marginal investments and the price of Autoliv shares. When evaluating the various uses of cash, the Company weighs these decisions against the need for flexibility due to the cyclical nature of the automotive industry.

Investing in Operations

To create long-term shareholder value, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. In Autoliv’s case, our estimated cost of capital before tax is approximately 12%. Except for 2008 and 2009, return on capital employed has always exceeded 12% and reached as high as 28% during the last two years.

Consequently, in 2011, 47% of operating cash flow or $357 million was re-invested in the operations in the form of net capital expenditures. This was a 59% increase from 2010 and 33% more than depreciation and amortization to meet our steady order intake and add capacity for our rapidly growing business in Asia and other growth markets.

Acquisitions

In order to further accelerate the Company’s growth, we used $18 million net of divestitures of the year’s cash flow for acquisitions of new companies and intellectual property. This was a significant reduction from $141 million in 2010 and is not indicative of our historical or expected long-term acquisition level. Our focus is on acquisitions in Asia, active safety and passive safety electronics.

Shareholder Returns

Once the Company, in the second quarter 2010, had met its debt policy, Autoliv resumed dividends to shareholders. The first re-instated dividend, which was paid in the third quarter of 2010, was 30 cents per share. The dividend was raised subsequently each time in the following four quarters to the current amount of 45 cents per share. At this level, the quarterly dividend amount paid to shareholders is 29% higher than the highest quarterly dividend amount paid before the financial crisis in 2008-2009.

In 2011, $155 million or 39% of that year’s free cash flow was returned to shareholders (including dividends to minority holders) and in 2010, $58 million or 8% of that year’s free cash flow.

Historically, the dividend has typically represented a yield of 2-3% in relation to the Autoliv share price. During 2011, the yield was 2.6% in relation to the average price of the Autoliv stock.

Share Buybacks

Repurchases of shares could create more value for shareholders than dividends, if the share price appreciates long-term.

For Autoliv this has been the case as the Company’s existing 13.5 million treasury shares have been repurchased at an average cost of $42.93 per share, while the closing price in 2011 was $53.49 per share. This represents an appreciation of 25%.

Repurchased shares could also be used to quickly enhance a company’s financial position. Autoliv took advantage of this opportunity in March 2009 when the Company raised equity in an offering by using treasury shares. This capital raise also allowed Autoliv to acquire assets from financially distressed competitors, receive a credit commitment on favorable terms from the European Investment Bank and defend and improve the Company’s Standard & Poor’s credit rating when General Motors and Chrysler were on the verge of bankruptcy.

Until the financial crisis began on September 15, 2008, Autoliv purchased its own shares but has not yet reactivated its existing repurchase mandate. According to this mandate, another 3.2 million Company shares could be repurchased.

Dividend Policy

Since Autoliv has historically used both dividend payments and share buybacks to create shareholder value, the Company has no set dividend policy.

Instead, the Board of Directors regularly analyzes which method is most efficient, at each instance, to create shareholder value.

Management believes that such frequent and recurring analyses have the potential to generate more value for Autoliv’s shareholders than a pre-defined dividend or buyback policy.

Debt Policy

Except for 2009 and during the first quarter 2010, the Company has always been in compliance with its financial policies. Our debt policy is to have a leverage ratio significantly below 3.0 and an interest coverage ratio significantly above 2.75 (for definitions, see page 79 of the Annual Report. We also want Autoliv to have a long-term credit rating that is a “strong investment grade”.

Despite the fact that the Company was in compliance with its debt policy at the beginning of the year (with a leverage ratio of 0.1 times and an interest coverage ratio of 14.1 times), one third of the 2011 cash flow was used to reduce net debt and strengthen Autoliv’s balance sheet even more. As a result, at the end of 2011, Autoliv had a net cash position of $92 million, an interest coverage ratio of 14.3 times and a credit rating from Standard and Poor’s of “BBB+ with a stable outlook”.

Our initial reason for this unusually strong financial position was to provide adequate resources for acquisitions. Subsequently, two other reasons have been added for maintaining a strong balance sheet.

First, there has been a significant increase in the uncertainty associated with the macroeconomic outlook, the Euro and the sovereign debt crisis.

Secondly, the antitrust investigations in the automotive supplier industry (see page 39 of the Annual Report.) are still on-going and therefore the financial impact on Autoliv is not yet possible to estimate.

Given the fact that the Company may need cash for all three of these purposes within a relatively short time span and given that the amounts needed for each one of them are not estimable, we deem it prudent to maintain, for the time being, a high level of financial flexibility until more transparency has been obtained regarding the outcome of these three events.

Share Performance and Shareholder Information

The Autoliv stock recorded a new all-time high of $83.86 during January 2011.

Share Performance

In 2011, Autoliv stock recorded an all-time high, both on the New York Stock Exchange (NYSE) and on the NASDAQ OMX Exchange in Stockholm.

New York

On the primary market for the Autoliv securities, the NYSE, Autoliv’s stock decreased by 34% during 2011. This decline was worse than the 15% decline in the S&P 1500 Auto Components Index. During 2011, the S&P 500 index was virtually unchanged.

From the beginning of 2007 to the end of 2011, Autoliv’s share price decreased by 11%. However, this was less than the decrease for the peer group as the S&P 1500 Auto Components index declined by 19% during the same period. The decline in the Autoliv share price was, in effect, in line with the general market.

The average daily trading volume in Autoliv shares declined in New York by 15% to 330,494 in 2011 compared to 387,102 in 2010.

Stockholm

In Stockholm, the price of Autoliv Swedish Depository Receipts (SDR) decreased by 30% to 374 SEK during 2011 compared to a 17% decrease in the OMX All Share Index. Compared to the OMX Automotive Index, the Autoliv’s SDR decreased in line with its peers in Sweden.

In Stockholm, the average daily trading volume in Autoliv shares declined by 29% to 428,054 in 2011 from 604,533 in 2010. In 2011, the Autoliv SDR was the 25th most traded security in Stockholm. Of the total exchange trading, the Autoliv stock accounted for 1.3% in 2011 as compared to 1.6% during 2010. In Stockholm, Autoliv’s SDRs are traded on the stock exchange’s list for large market capitalization companies.

Number of Shares

The number of shares outstanding remained virtually unchanged during 2011 at 89.3 million. The number of shares outstanding will be further increased on April 30, 2012 from the settlement of the remaining equity units. This will increase the number of shares outstanding by approximately 5.7 million, as calculated as per December 31, 2011, subject to adjustments (see Note 13). The weighted average number of shares outstanding for the full year 2012, assuming dilution, is expected to be increased to approximately 94.7 million.

Stock options, if exercised and granted Restricted Stock Units (RSUs) could increase the number of shares outstanding by 1,073,002 and 320,122, respectively. This along with the expected effect of the equity units would increase the total number of shares outstanding by 7.9% (see Note 13 and 15).

In November 2007, the Board of Directors authorized a fourth Share Repurchase Program for up to 7.5 million of the Company’s shares. On December 31, 2011, 3.2 million shares remained of this mandate for repurchase. On December 31, 2011, the Company had 13.5 million treasury shares, including 6.9 million which are reserved for the equity unit offering.

Number of Shareholders

Autoliv estimates that the total number of beneficial Autoliv owners on December 31, 2011, to approximately 70,000 and that approximately 50% of the Autoliv securities were held in the U.S. and approximately 35% in Sweden. Most of the remaining Autoliv securities were held in the U.K., Central Europe and Canada.

On December 31, 2011, Autoliv’s U.S. stock registrar had close to 2,500 holders of Autoliv stock, and according to our transfer agent, there were nearly 42,000 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to the depository bank in Sweden, there were close to 3,000 record holders of record of the Autoliv SDRs and according to the Swedish soliciting agent nearly 22,000 “street names” of the SDRs. Many of these holders are nominees for other, non-Swedish nominees.

The largest shareholders known to the Company are shown in the table below.

Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan adopted by the Shareholders and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and RSUs.

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

Dividends

If declared by the Board, quarterly dividends are paid on the first Thursday in the last month of each quarter. The record date is typically two weeks before the payment day and the ex-date (when the stock trades without the right to the dividend) typically two days before the record date.

Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv’s corporate website.

For the Preliminary Dividend Plan 2012, refer to page 84 of the Annual Report.

1)	If declared by the Board.

Annual General Meeting

Autoliv’s next Annual General Meeting of Stockholders will be held on Tuesday, May 8, 2012, at the Ritz-Carlton Hotel, 160 East Pearson Street, Chicago, Illinois, 60611-2308, USA. Stockholders are encouraged to vote on the Internet regardless of whether they plan to attend the meeting.

Public Information Disclosure

We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously. All relevant public information is reported objectively. Information given by Investor Relations is authorized by management.

KEY STOCK PRICE DATA
New York	Price ($)	Date
Opening	80.76	Jan 3, 2011
Year high	83.86	Jan 12, 2011
Year low	44.38	Oct 4, 2011
Closing	53.49	Dec 30, 2011
All-time high	83.86	Jan 12, 2011
All-time low	12.01	Mar 6, 2009

Stockholm	Price (SEK)	Date
Opening	536.50	Jan 3, 2011
Year high	569.00	Jan 12, 2011
Year low	303.90	Aug 19, 2011
Closing	374.20	Dec 30, 2011
All-time high	569.00	Jan 12, 2011
All-time low	113.25	Mar 9, 2009

THE LARGEST SHAREHOLDERS
%	No. of Shares	Holder Name1,2)
9.4%	8,350,000	Alecta Pension Insurance Mutual
6.8%	6,070,415	Fidelity Management
4.3%	3,807,507	LSV Asset Management
3.6%	3,177,104	Swedbank Robur Fonder AB
3.1%	2,768,455	Nordea Investment Management
0.8%	665,371	Management/Directors as a group3)

100.0	89,293,127	Total December 31, 2011

1)	Known to the Company, out of approximately 70,000 shareholders. 2) As of February 22, 2012. 3) Includes 406,259 shares issuable upon exercise of options that are exercisable within 60 days.

ANALYSTS (26)
ABG SUNDAL COLLIER	GOLDMAN SACHS
Erik Pettersson	Stephan Puetter
BANK OF AMERICA	HANDELSBANKEN
Thomas Besson	Hampus Engellau
R.W. BAIRD	J P MORGAN
David Leiker	Himanshu Patel
BUCKINGHAM RESEARCH	JEFFERIES
Joseph Amaturo	Peter Nesvold
CARNEGIE	KEY BANK
Agnieszka Vilela	Brett Hoselton
CHEUVREUX	MORGAN STANLEY
Bruno Lapierre	Eduardo Spina
CITIGROUP	NORDEA
Philip Watkins	Ann-Sofie Nordh
CREDIT SUISSE	PARETO ÖHMAN
George Galliers	David Jacobson
DANSKE BANK	PENSER
Björn Enarson	Johan Dahl
DEUTSCHE BANK	SIDOTI & COMPANY
Rod Lache	Adam Brooks
ENSKILDA SECURITIES	SOCIÉTÉ GÉNÉRALE
Anders Trapp	Philippe Barrier
EVLI	SWEDBANK
Magnus Axén	Fredik Nilhov
GABELLI & CO	UBS WARBURG
Brian Sponheimer	David Lesne

SHARE PRICE AND DIVIDENDS
	New York (US$)			Stockholm (SEK)			Dividend	Dividend
PERIOD	High	Low	Close	High	Low	Close	declared	paid
Q1 2011	83.86	67.32	74.23	569.00	419.00	465.00	$0.43	$0.40
Q2 2011	81.08	68.06	78.45	502.50	428.30	499.90	$0.45	$0.43
Q3 2011	80.05	46.06	48.50	505.00	303.90	336.80	$0.45	$0.45
Q4 2011	60.46	44.38	53.49	393.00	310.00	374.20	$0.45	$0.45
Q1 2010	54.07	40.35	51.53	391.50	297.00	373.50	—	—
Q2 2010	58.34	43.61	47.85	419.50	350.00	378.90	$0.30	—
Q3 2010	66.19	46.35	65.33	444.00	358.00	443.00	$0.35	$0.30
Q4 2010	81.96	64.26	78.94	560.00	434.50	533.00	$0.40	$0.35

Content Financials

(page numbers refer to the Annual Report)

PAGE
35	Management’s Discussion and Analysis
51	Management’s Report on Internal Control
52	Consolidated Statements of Income
53	Consolidated Balance Sheets
54	Consolidated Statements of Cash Flows
55	Consolidated Statements of Total Equity

PAGE	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

56	Note 1	Summary of Significant Accounting Policies
59	Note 2	Business Combinations
59	Note 3	Fair Value Measurements
63	Note 4	Income Taxes
64	Note 5	Receivables
64	Note 6	Inventories
65	Note 7	Investments and Other Non-current Assets
65	Note 8	Property, Plant & Equipment
65	Note 9	Goodwill and Intangible Assets
66	Note 10	Restructuring and Other Liabilities
67	Note 11	Product Related Liabilities
67	Note 12	Debt and Credit Agreements
68	Note 13	Shareholders’ Equity
69	Note 14	Supplemental Cash Flow Information
70	Note 15	Stock Incentive Plan
71	Note 16	Contingent Liabilities
72	Note 17	Lease Commitments
72	Note 18	Retirement Plans
76	Note 19	Segment Information
76	Note 20	Earnings Per Share
76	Note 21	Subsequent Events
77	Note 22	Quarterly Financial Data (unaudited)
78		Auditor’s Reports

Important Trends

Autoliv, Inc. (the “Company”) provides advanced technology products for the automotive market. In the three-year period from 2009-2011 (the time period required by the SEC to be reviewed in this analysis), a number of factors have influenced the Company’s operations. The most notable factors have been:

•	Significant changes in global light vehicle production (LVP)

•	Take-off of new market (active safety)

•	Restructuring and cost structure improvements

•	Building a pro-active balance sheet

	2011		2010		20091)
YEARS ENDED DEC. 31 (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported	% change	Reported	% change	Reported	% change
Global light vehicle production (in thousands)	74,845	3	72,643	25	58,051	(12)
Consolidated net sales	$8,232	15	$7,171	40	$5,121	(21)
Gross profit2)	$1,728	9	$1,592	88	$848	(25)
Gross margin,%	21.0	(1.2)	22.2	5.6	16.6	(0.8)
Operating income	$889	2	$869	1,159	$69	(78)
Operating margin, %	10.8	(1.3)	12.1	10.8	1.3	(3.4)
Net income attributable to controlling interest	$623	5	$591	5,810	$10	(94)
Net margin, %	7.6	(0.6)	8.2	8.0	0.2	(2.3)
Earnings per share, EPS	$6.65	4	$6.39	5,225	$0.12	(95)
Return on total equity, %	19.6	(2.7)	22.3	21.8	0.5	(6.8)

1)	Severance and restructuring costs were unusually high in 2009, when they reduced operating income by $133, and net income by $96. This corresponds to 2.6% on operating margin, and 1.9% on net margin. The impact on earnings per share (EPS) was $1.14 while return on equity was reduced by 4.1%. In 2010, severance and restructuring costs declined to levels which are consistent with historical levels before the crisis. See also the table on page 37 of the Annual Report “Effect on key ratios of restructuring costs” and Note 10 of the Notes to the Consolidated Financial Statements.
2)	Affected by fixed asset impairments of $0 million in 2011, $1 million in 2010, and $5 million in 2009.

LVP and market shifts

The most important driver for Autoliv’s sales is light vehicle production (LVP).

This growth driver began the three-year period 2009-2011 by declining 12% in 2009 to 58 million vehicles. This was due to the financial crisis that began in September 2008. In 2010, global LVP rebounded and grew by 25% to nearly 73 million vehicles, which exceeded the previous all-time record of 69 million vehicles from 2007. In 2011, growth continued and LVP grew by 3% to nearly 75 million vehicles. This was in line with the expectations at the beginning of the year despite the earthquake in Japan and the flooding in Thailand that are estimated to have reduced global LVP by 0.5 million vehicles or by nearly one percentage point (p.p.).

Not only has there been a significant swing in LVP during the three-year period, but there has also been a substantial shift in the geographical mix. The growth in global LVP has been concentrated in China, India, Eastern Europe and other growth markets. Specifically China and India stand out with increases of 50% and 17% in 2009; 32% and 32% in 2010, and of 3% and 10% in 2011. In contrast, LVP in the established markets in North America, Western Europe and Japan declined and was 9% lower in 2011 than in 2008. The established markets produced 38 million vehicles in 2008, 28 million in 2009, and 34 million in 2010 and 2011, respectively. These markets now account for only 46% of global LVP compared to 57% in 2008. These geographic shifts in the LVP mix have affected Autoliv and our industry, since the average safety content is significantly higher in the established markets than in the growth markets (see Safety Content per Vehicle below).

Another important change during 2009-2011 is the market share shift among vehicle manufacturers. While these changes started long before the three-year period, the financial crisis accelerated the trends. In 2008, General Motors, Ford and Chrysler had a combined global LVP market share of 22%. In 2009, their market share dropped to a low point of 19% and recovered slightly in 2010 to 20% and to 21% in 2011. However, the recovery in the last year may be temporary since Asian manufacturers were severely affected by the Japanese earthquake in March and the flooding in November in Thailand. As a reflection of these changes, the market share for the Japanese and other Asian vehicle manufacturers first increased to 52% in 2009 from 50% in 2008 and continued to increase in 2010 to 53%. However, in 2011, the Japanese earthquake and the flooding in Thailand caused the share to decline to 50% of global LVP.

Autoliv is better balanced

Autoliv has managed to proactively adapt to and take advantage of these market trends. This is mainly due to three reasons: 1) timely investments in growth markets long before these markets started to grow after the crisis, 2) early introduction and fast execution of our restructuring activities (see below), and 3) acquisitions, including acquisitions of minority shares in joint ventures (to secure a higher portion of the growth of the joint ventures which often operate in the growth markets).

We have, for many years, strengthened Autoliv’s position globally with the Japanese and other Asian vehicle manufacturers. We have also made substantial investments in China, South Korea, India and Thailand.

As a result, Autoliv now has a much more balanced sales mix with 38% of 2011 sales in Europe, 31% in the Americas and 31% in Asia compared to 50%, 25% and 25%, respectively, in 2009. Chinese sales have risen to 12% of total sales in 2011 from 9% in 2009, and sales in our Rest of Asia Region (i.e. excluding China and Japan) have risen to 10% in 2011 from 5% in 2009. This improved position in Asia is important as it not only provides a more diversified sales mix, but these markets are expected to continue to grow the most during the next several years.

Also as a result of our actions and the overall market trends, Asian customers have grown to account globally for 34% of our sales in 2011 from 29% in 2009. During the same time, Hyundai/KIA has grown to become our fourth largest customer with 9% of sales from having been the eleventh largest customer with 4% of sales in 2009. Consequently, Autoliv’s overall customer mix has also become better balanced; in addition, with an improved position with the fastest growing vehicle manufacturers. For additional information on Autoliv’s dependence on certain customers and vehicle models, see page 48 of the Annual Report.

Safety Content per Vehicle

The shift in global LVP from the established markets in North America, Western Europe and Japan to the growth markets in Asia, Eastern Europe and South America has also affected the other major growth driver for Autoliv’s market, i.e. the average safety content per vehicle.

This driver of the market used to grow by approximately 3% per year when LVP and vehicle sales were highly concentrated in the traditional markets. However, for the last seven years global LVP has been concentrated in growth markets, and the global average safety content per vehicle has remained almost unchanged at approximately $260 for passive safety systems (airbags, seatbelts and related electronics).

This static period reflects the fact that the average safety content value is primarily determined by the balance between two conflicting trends. On the one hand, the introduction of new safety technologies, regulations and various rating programs of crash performance which increase the safety content per vehicle. On the other hand, the trend that growth in global LVP is highly concentrated to growth markets, such as China and India where the average safety content is less than $200 and $70, respectively. This exerts a dilutive effect on the global average value. In addition, there is always a negative effect from continued pricing pressure from vehicle manufacturers.

However, these low safety-content vehicles do also add to the size of the global automotive safety market. In addition, the safety standards of vehicles are improving in the growth markets, partly due to new regulations and crash test rating programs. For instance, China introduced a rating program for crash performance of new vehicles in 2006, and Latin America followed suit in 2010. Brazil has decided to mandate frontal airbags in all new vehicles sold as of 2014, while India is considering introducing a crash test rating program for new vehicles and has decided to up-grade its seatbelt regulations. Additionally, NHTSA upgraded the U.S. crash-test rating programs in 2010 and, in Europe, the Euro NCAP program is in the process of being upgraded. All of these trends, in combination with the introduction of various active safety systems, should help mitigate the current dilutive mix effect from vehicles with low safety content and, subsequently, enable the average global safety value per vehicle to start increasing again and, including active safety systems, the average content value per vehicle rose to approximately $270 already in 2011.

Autoliv is also committed to capitalize on the overall market trend towards smaller, lighter vehicles with research and development projects aimed at increasing the safety of smaller cars. For instance, we launched a special research and development program for small car safety in 2008, in connection with our Action Program (see below).

Take-off of New Market

In parallel with our commitment to enhance passive safety in primary small cars, we are driving—mainly for the medium and upper-end vehicle models—the rapid expansion of the market for active safety systems. The market segments of the active safety that we address almost doubled during 2011 to approximately $800 million from 2010 and are expected to continue to grow rapidly.

We helped to pioneer this market in 2006 by introducing an infrared-based night vision system. In 2008, we acquired an automotive radar business (for blind-spot detection, park assist, emergency braking, etc.). In 2010, we acquired Visteon’s radar business. In 2011, we introduced a camera-based vision system (for forward-collision warning, traffic sign recognition, etc.) and acquired an advanced long-range radar technology from Astyx, as well as software programs for camera systems from Hella.

In addition, we have increased our research, development and engineering (R,D&E) activities related to active safety. Our total R,D&E expense, net has been augmented by 37% to $441 million from the 2009-level, a significant portion of which is for active safety projects. As a result of the acquisitions, the strong market growth and our investments in R,D&E, Autoliv’s sales in active safety grew by 73% in 2010 to $85 million and by 89% in 2011 to $160 million and are expected to exceed half a billion dollars by 2015.

In addition, Autoliv is entering another market for active safety, the $6 billion market for brake control systems. In 2011, we received our first order for this market. It is for a new cost-efficient technology that could offer better performance in electronic stability control (ESC) for vehicles compared to many existing ESC-systems on the market. This order (see page 12 of the Annual Report) is expected to result in sales beginning in 2014.

Restructuring

During the three-year period from 2009-2011, the Company’s margins have fluctuated significantly. In 2009, operating margin plummeted to 1.3% from 4.7% in 2008, partially due to restructuring costs that reduced the margin by 2.6 percentage points in 2009 (and by 1.3 points in 2008). Operating margins subsequently recovered to 12.1% in 2010 and leveled off at 10.8% in 2011. Along with the cyclicality of the automotive business, these swings reflect two major changes. First, we have restructured the Company to reduce costs and focus on growth areas such as China. Second, we have increased Autoliv’s market share, both through organic growth and acquisitions.

Our restructuring program was announced in July 2008 and, within nine months, we had reduced headcount by nearly 10,000 or 23%. As a result, restructuring costs increased in 2009 to $133 million, after a three-fold increase in 2008 to $80 million. In 2011, restructuring costs dropped to an unusually low level of $5 million from $21 million in 2010, which is more consistent with historical levels before the crisis.

In total, our restructuring actions generated estimated cost savings of $135 million in 2009, $70 million in 2010 and $21 million in 2011 as year-over-year comparisons. See also Note 10 to Consolidated Financial Statements included herein for further information on our restructuring activities.

The effects on some key ratios from restructuring costs are provided in the table on the next page.

Cost Structure Improvements

As a result of the Company’s transformation during the crisis, labor cost and depreciation have been reduced significantly. Total labor costs have been reduced to correspond to 22.0% of sales in 2011 and 21.8% in 2010 from 26.2% in 2009. These improvements reflect both our expansion in low-cost countries (LCC) and restructuring actions which have reduced, in particular, headcount in high-cost countries (HCC) and indirect personnel in overheads. The improvements also reflect productivity enhancements. The productivity improvements in manufacturing are estimated to have been 6% for every year during the last three-year period. It is worth noting that Autoliv’s productivity improvement target, which is at least 5% per year, was achieved even in 2009 when LVP dropped sharply as well as in 2010 and 2011 when production volumes jumped in LCC and many new employees were needed and trained rapidly.

The reduction in depreciation stems from plant closures in HCC. New manufacturing capacity required in response to increased global LVP has been concentrated in LCC, where the cost for buildings and machinery are lower than in HCC and where less capital-intensive manufacturing processes and less automation can be used. This shift in Autoliv’s manufacturing structure has had a favorable effect on the Company’s ratio of fixed assets to sales.

In 2009, raw material prices declined and generated cost savings of nearly $60 million in Autoliv’s supply chain. However, raw material prices have since rebounded resulting in nearly $20 million higher commodity costs in 2010 and nearly $100 million higher in 2011. The effect of these higher commodity costs has been compounded by the continuous sales price erosion in our industry. Therefore, the combined effects have caused the cost for raw materials to increase to 27.4% of sales in 2011 from 24.9% in 2010 and from 24.3% in 2009. This, in turn, has caused direct material costs (of which raw materials is the largest cost component) to increase to 53.7% of sales in 2011 from 51.9% in 2010 and 51.8% in 2009, despite an increased level of component sourcing in LCC, productivity improvements in the supply chain, standardization of components and other sourcing improvement activities as well as redesign of products in order to reduce weight and raw material content of our products.

Building a Pro-Active Balance Sheet

Autoliv entered the three-year period from 2009-2011 with a net debt on January 1, 2009 of $1.2 billion and a net-debt-to-capitalization ratio of 36%. At the end of the period, on December 31, 2011, the Company was instead net debt-free, with a net cash of $92 million. This transformation reflects first and foremost the Company’s strong cash flow. During 2009-2011, operations have generated $2,175 million in cash, while capital expenditures totaled $743 million.

The transformation from a net debt position to a net cash position also reflects the fact that Autoliv raised $377 million (see page 44 of the Annual Report) in March 2009 when two of the Company’s major customers (GM and Chrysler) were near bankruptcy. These potential bankruptcies threatened to push Autoliv’s long-term credit rating into junk bond territory. The equity raise also allowed the Company to take advantage of acquisition opportunities during the financial crisis and to negotiate a favorable loan commitment from the European Investment Bank (see page 44 of the Annual Report).

The Company’s strong cash flow and financial position also allowed us to resume dividend payments in the third quarter 2010, and subsequently to increase the dividend for four consecutive quarters to a current annualized dividend amount that is 29% higher than the highest dividend amount paid before the crisis in 2008-2009.

Furthermore, due to its strong balance sheet, Autoliv has been able to do a number of strategic acquisitions that has accelerated its sales growth, increased its vertical integration to save costs and, last but not least, to pioneer the new market of active safety sensing technologies. These acquisitions totaled $205 million during the three year period 2009-2011.

The Company started to build its current financial position in order to have adequate resources for acquisitions. Subsequently, two additional reasons have emerged for maintaining a strong balance sheet. First, uncertainties surround the macroeconomic outlook and the sovereign debt crisis. Secondly, the antitrust investigations in the automotive supplier industry (see page 39 of the Annual Report) are still on-going and therefore, the financial impact on Autoliv is not possible to estimate at this time.

Given the fact that the Company may need funds for all three of these purposes within a relatively short time span and given that the amounts needed for each one of them are not currently estimable, we believe it is prudent to maintain, for the time being, a high level of financial flexibility until more transparency has been obtained regarding the outcome of these events.

EFFECT ON KEY RATIOS OF RESTRUCTURING COSTS	Reported			Effect of restructuring costs
(DOLLARS IN MILLIONS, EXCEPT EPS)	2011	2010	2009	2011	2010		2009
Gross profit	$1,728	$1,592	$848	$—	$(1	)1)	$(5	)1)
Operating income	$889	$869	$69	$(5)	$(21)		$(133)
Income before income taxes	$828	$806	$6	$(5)	$(21)		$(133)
Net income	$627	$595	$13	$(4)	$(16)		$(96)
Earnings per share	$6.65	$6.39	$0.12	$(0.04)	$(0.17)		$(1.14)
Net cash provided by operating activities	$758	$924	$493	$22	$(66)		$(85)
Gross margin, %	21.0	22.2	16.6	(0.0)	(0.0)		(0.1)
Operating margin, %	10.8	12.1	1.3	(0.1)	(0.3)		(2.6)

1)	Impairments of fixed assets.

Outlook for 2012

According to IHS (formerly CSM), global LVP is expected to grow by 2% during the first quarter 2012 and by 4% during the full year. However, virtually all of the LVP increase is expected to occur in growth markets with relatively low average safety content vehicles or in Japan where Autoliv’s market share is lower than in other markets. In addition, LVP in the important European market is expected to decline by 12% in the first quarter and by 8% during the full year.

Despite this negative geographical LVP mix, Autoliv expects to continue to outperform global LVP and increase its organic sales by nearly 5% in the first quarter and by around 7% during the full year. This strong performance is mainly due to a favorable vehicle model mix. The guidance for the first quarter is primarily based on the Company’s current call-offs from customers, while the indication for the full year is based on IHS’s LVP data. Currency effects are expected to reduce sales by approximately 3%, both for the quarter and the full year, provided that mid-January currency exchange rates prevail. Consequently, consolidated sales are expected to increase by 2% for the first quarter and by nearly 4% for the full year 2012.

As a consequence of the mixed LVP trends, Autoliv’s manufacturing capacity needs to be aligned with the demand in the individual markets. The cost for these alignments are currently difficult to assess, but they could be more than $50 million. In parallel with these capacity alignments, we will increase R,D&E expenses, net by more than $60 million to drive future growth.

Excluding the capacity alignment costs and excluding costs related to the on-going antitrust investigations, an operating margin around 10% is expected for the first quarter while the indication for the full year is an operating margin in the range of 10-11%. Included in this guidance is a 0.8 p.p. negative margin effect from the R,D&E increase mentioned above.

Interest expense, net during 2012 is expected to be reduced when Autoliv’s most expensive debt (carrying a 15% interest rate) is re-marketed in the first quarter (see Note 12 and 13 to Consolidated Financial Statements included herein). This debt was entered into along with purchase contracts that will be settled on April 30, thereby increasing the number of shares outstanding on that day by approximately 5.7 million, as calculated as per December 31, 2011. The weighted average number of shares outstanding for the full year 2012, assuming dilution, will be increased to approximately 94.7 million, subject to adjustments.

The projected effective tax rate for 2012, excluding any discrete items that might arise, is estimated to be around 27%.

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

These non-U.S. GAAP measures have been identified, as applicable, in each section of this annual report with tabular presentations on this page and page 51 of the Annual Report, reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales

We analyze the Company’s sales trends and performance as changes in “organic sales growth”, because the Company currently generates nearly 80% of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be very volatile. We also use organic sales to reflect the fact that the Company has made several acquisitions and divestitures.

Organic sales presents the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

Beginning in 2011, we changed the definition for “Sales by Market” to better reflect the importance of our growth markets. We now use five markets, Europe, Americas (both North and South America), Japan, China and Rest of Asia (RoA), while historically we used four markets: Europe, North America, Japan and Rest of the World (RoW).

COMPONENTS IN SALES INCREASE/DECREASE (DOLLARS IN MILLIONS)
	Europe		Americas		Japan		China		RoA1)		Total
2011 VS. 2010%		$	%	$	%	$	%	$	%	$	%	$
Organic change	6.3	$173.8	16.0	$351.3	(14.2)	$(112.7)	13.4	$108.8	17.9	$109.7	8.8	$630.9
Currency effects	5.8	161.1	0.6	13.7	10.2	80.3	4.8	39.4	4.2	26.0	4.5	320.5
Acquisitions/divestitures	0.3	8.4	–	–	–	–	2.5	20.5	13.3	81.5	1.5	110.4
Reported change	12.4	$343.3	16.6	$365.0	(4.0)	$(32.4)	20.7	$168.7	35.4	$217.2	14.8	$1,061.8

	Europe		Americas		Japan		China		RoA1)		Total
2010 VS. 2009%		$	%	$	%	$	%	$	%	$	%	$
Organic change	10.9	$277.7	50.3	$658.8	51.7	$258.0	63.6	$307.8	21.8	$60.0	30.5	$1,562.3
Currency effects	(3.4)	(85.8)	2.3	30.3	6.7	33.6	1.0	4.8	10.2	28.0	0.2	10.9
Acquisitions/divestitures	0.7	16.3	14.8	194.1	–	–	3.4	16.4	90.5	249.9	9.3	476.7
Reported change	8.2	$208.2	67.4	$883.2	58.4	$291.6	68.0	$329.0	122.5	$337.9	40.0	$2,049.9

1)	Rest of Asia

RECONCILIATION OF “OPERATING WORKING CAPITAL” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2011	2010	2009
Total current assets	$3,000.3	$2,688.6	$2,179.6
Total current liabilities	(2,085.9)	(1,834.5)	(1,693.5)
Working capital	$914.4	$854.1	$486.1
Cash and cash equivalents	(739.2)	(587.7)	(472.7)
Short-term debt	302.8	87.1	318.6
Derivative (asset) and liability, current	(4.0)	(0.7)	3.4
Dividends payable	40.2	35.6	–
Operating working capital	$514.2	$388.4	$335.4

RECONCILIATION OF “NET DEBT” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2011	2010	2009
Short-term debt	$302.8	$87.1	$318.6
Long-term debt	363.5	637.7	820.7
Total debt	$666.3	$724.8	$1,139.3
Cash and cash equivalents	(739.2)	(587.7)	(472.7)
Debt-related derivatives	(19.1)	(10.0)	(4.5)
Net (cash) debt	$(92.0)	$127.1	$662.1

Operating Working Capital

Due to the need to optimize cash generation to create value for shareholders, management focuses on operating working capital as defined in the table to the left.

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

Significant Litigation

In 2009, Autoliv initiated a closure of its Normandy Precision Components (NPC) plant located in France. Most of the former NPC-employees have filed claims in French courts claiming damages in an aggregate amount of €11 million (approximately $14 million) and/or other remedies. While we intend to vigorously defend against this action, the outcome is unpredictable and any reserves may not be sufficient to cover any associated expense.

On April 19, 2010, SEVA Technologies SA (“SEVA”) initiated actions against several employees and wholly-owned subsidiaries of Autoliv, Inc. In the actions, SEVA alleges that the defendants misappropriated confidential information disclosed under a non-disclosure agreement and used such information to obtain a patent. SEVA has indicated that it may seek damages of €22 million (approximately $28 million). Autoliv has rejected the claims and has made no provisions for any expenses relating thereto but continues to evaluate the matter as SEVA amends or modifies its allegations.

As previously reported, Autoliv ASP Inc., a Company subsidiary, received a grand jury subpoena from the Antitrust Division of the United States Department of Justice (“DOJ”) on February 8, 2011. The subpoena requested documents and information as part of a long-running investigation into possible anti-competitive behavior among certain suppliers to the automotive vehicle industry, including Autoliv. On June 7-9, 2011, representatives of the European Commission (“EC”), the European antitrust authority, visited two facilities of Autoliv BV & Co KG, a Company subsidiary in Germany, to gather information for a similar inquiry.

The DOJ and EC investigations are still ongoing. It is the Company’s policy to cooperate with governmental investigations. As previously disclosed, it is probable that, for the reporting periods in which the related liabilities become estimable or the investigations are resolved, the Company’s operating results and cash flows will be materially adversely impacted. However, given the ongoing nature of the investigations and the uncertainties associated with them, the Company is not yet able to predict or estimate the duration of the investigations, what their future scope may be, what, if any, conduct each regulatory authority may pursue, what each regulatory authority may conclude, or what sanctions each regulatory authority will seek. As a result, the Company remains unable to estimate the impact these investigations will have or predict the reporting periods in which such impacts may be recorded. Accordingly, it is not possible for the Company to determine a range of any loss given these uncertainties. Consequently, the Company has not recorded a provision for loss as of December 31, 2011.

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

All such forward-looking statements, including without limitation, management’s examination of historical operating trends and data, are based upon our current expectations, various assumptions or data available from third parties and apply only as of the date of this report. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as these assumptions are inherently subject to risks and uncertainties and contingencies which are difficult or impossible to predict and are beyond our control.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of our restructuring and cost reduction initiatives discussed herein and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material, fuel and energy costs, changes in consumer and customer preferences for end products, customer losses, changes in regulatory conditions, customer bankruptcies, consolidations or restructuring, divestiture of customer brands, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the Company is a supplier, component shortages, market acceptance of our new products, costs or difficulties related to the integration of any new or acquired businesses and technologies, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments or joint-venture arrangements, pricing negotiations with customers, our ability to be awarded new business, increased costs, supply issues, product liability, warranty and recall claims and other litigation and customer reactions thereto, possible adverse results of pending or future litigation or infringement claims, negative impacts of governmental investigations and litigation related to the conduct of our business, tax assessments by governmental authorities, legislative or regulatory changes, political conditions, dependence on customers and suppliers, as well as the risks identified in Item 1A “Risk Factors” in our 10-K for the year ended December 31, 2011. Except for the Company’s ongoing obligation to disclose information under the U.S. federal securities laws, the Company undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information or future events.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update any such statement.

Year Ended December 31, 2011 Versus 2010

COMPONENT OF CHANGE IN NET SALES	Airbag Products1)	Seatbelt Products2)	Active Safety	Total
Organic change	8.3%	7.0%	86.9%	8.8%
Currency effects	4.4%	4.7%	2.1%	4.5%
Acquisitions/divestitures	1.5%	1.6%	—	1.5%
Reported change	14.2%	13.3%	89.0%	14.8%

1) Includes passive safety electronics, steering wheels, inflators and initiators; 2) Includes seat components

Net Sales

Net sales for 2011 increased by 15%, or $1,061 million, to $8,232 million, primarily due to a 9%, or $631 million, increase in organic sales (non-U.S. GAAP measure, see page 38). Currency effects increased sales by $321 million, or more than 4%, and acquisitions by nearly 2%, or $110 million, (see page 42 of the Annual Report).

The organic sales increase of 9% was 6 percentage points (p.p.) more than the increase in global LVP. This was mainly due to Autoliv’s strong performance in South Korea, China and North America, where organic sales grew 21 p.p., 10 p.p. and 8 p.p. more than LVP in each respective market.

Organic sales of airbag products rose by 8% compared to the 3% increase in global LVP. Autoliv’s outperformance primarily reflects the Company’s strong position in side-impact airbags, a market that is growing faster than the market for frontal airbags.

Organic sales of seatbelt products increased by 7% which was more than twice as much as the increase in global LVP partly due to market share gains in the expanding Chinese market.

Sales of active safety almost doubled from $85 million to $160 million, mainly due to new radar business with Chrysler and higher optional take-rates at Mercedes.

In Europe, sales rose by 12% to $3,102 million including positive currency effects of 6%. Organic sales increased by 6%, which was 1 p.p. more than the increase in European LVP of 5%.

In the Americas, consolidated sales rose by slightly less than 17% to $2,559 million, while organic sales rose by 16% and currency effects added slightly less than 1%. The growth in organic sales was twice as much as the 8% increase in LVP in the Americas, mainly due to new business with Ford, Chrysler and GM.

In China, sales increased by 21% to $982 million. Excluding currency effects and acquisitions, which added 5% and 3%, organic sales grew by 13% which was 10 p.p. more than China’s LVP.

In Japan, sales declined by 4% to $758 million despite favorable currency effects of 10%. The decline in organic sales of 14% was in line with the 14% decline in Japan’s LVP. Both declines were mainly due to the earthquake in the first quarter of 2011.

In the Rest of Asia (RoA) sales increased by 35% to $831 million. Excluding acquisitions and currency effects that added 13% and 4%, respectively, sales grew organically by 18%, which was 13 p.p. more than the growth in the region’s LVP. This was mainly due to Autoliv’s strong performance in the important South Korean market and to new business from Hyundai/KIA and GM. Both LVP and sales were affected by the flooding in Thailand and by component shortage due to the Japanese earthquake.

Gross Profit

Gross profit increased by 9%, or $136 million, to $1,728 million, primarily due to higher sales. However, gross margin declined to 21.0% from 22.2% in 2010. This was mainly due to a 1.2 p.p. negative effect from higher raw material prices and to costs for step-up of the manufacturing capacity in our growth markets.

Operating Income

Operating income improved by 2%, or $20 million, to $889 million while operating margin declined by 1.3 p.p. to 10.8%, almost in line with the 1.2 p.p. decline in gross margin, despite the fact that $80 million higher Research, Development and Engineering (R,D&E) expense, net, had a 1.0 p.p. negative effect. Legal fees of $14 million for the on-going antitrust investigations (see page 39 of the Annual Report) had a 0.2 p.p. negative effect.

R,D&E expense, net rose by 22% to $441 million and, in relation to sales, to 5.4% from 5.0% in 2010, primarily due to our increased undertakings in active safety. Selling, General & Administrative (S,G&A) expense rose by 13% to $369 million, but continued to decline in relation to sales to 4.5% from 4.6%.

Interest Expense, Net

Interest expense, net increased by 12%, or $6 million, to $57 million compared to 2010 as a reflection of higher Swedish Krona floating interest rates. This more than offset a favorable effect from a lower average net debt (non-U.S. GAAP measure, see page 38 of the Annual Report). Average net debt during the year was reduced to $67 million during 2011 from $433 million during 2010. Pre-tax income also included a charge of $6 million for debt extinguishment costs (see Note 12).

The higher interest expense, net and the lower average net debt reflects the fact that strong cash flow from operations reduced primarily short-term debt which has lower interest rates compared to primarily fixed rate long-term debt. It also reflects the fact that the return on the cash on deposit is significantly lower than the average borrowing cost with the highest interest rate for some of the remaining debt at 15%. However, the interest rate for this loan will be reduced in the first quarter 2012 when the loan will be re-marketed (see Note 12 and 13).

Income Taxes

Income before taxes increased by 3% or $23 million to $828 million primarily due to higher operating income. Income tax expense was $201 million, net of discrete tax items of $25 million, resulting in an effective tax rate of 24.3%, compared to 26.1% for 2010.

During 2011, the Company completed the formalities to close the tax audits on the Company’s U.S. tax returns for 2003-2008. As a result of the conclusion of the U.S. tax audits and other proceedings, the Company released $24 million of its tax reserves in the second quarter in 2011.

See Note 4 to Consolidated Financial Statements included herein.

Net income and Earnings per Share

Net income attributable to controlling interest improved by 6% or $33 million to $623 million, resulting in a net income margin of 7.6% compared to 8.2% in 2010.

Earnings per share assuming dilution improved by $0.26 to $6.65 due to higher net income, partially offset by more shares outstanding. The weighted average number of shares outstanding assuming dilution increased by 1% to 93.7 million primarily as a result of the exchange of 2.3 million equity units in 2010 (see Note 13) and a dilutive effect from the remaining equity units (see Note 20). The higher number of shares outstanding had a 10 cent negative effect on earnings per share.

Year Ended December 31, 2010 Versus 2009

COMPONENT OF CHANGE IN NET SALES	Airbag Products1)	Seatbelt Products2)	Active Safety	Total
Organic change	33.5%	24.0%	75.4%	30.5%
Currency effects	0.1%	0.5%	(2.1)%	0.2%
Acquisitions/divestitures	11.7%	5.2%	—	9.3%
Reported change	45.3%	29.7%	73.3%	40.0%

1)	Includes passive safety electronics, steering wheels, inflators and initiators;
2)	Includes seat components

Net Sales

Net sales for 2010 increased by 40%, or $2,050 million, to $7,171 million, primarily due to a 31% or $1,562 million increase in organic sales (non-U.S. GAAP measure, see page 38 of the Annual Report) and a 9% or $477 million effect from acquisitions (see page 42 of the Annual Report). Currency effects of $11 million had an insignificant effect on the overall sales growth.

Organic sales rose 6 percentage points (p.p.) more than the 25% LVP increase, mainly due to China, where organic sales grew more than twice as fast as LVP. The strong performance was also due to our operations in Japan and North America where production recoveries were particularly strong for premium vehicles with high safety content whose production dropped the most during the crisis.

Organic sales of airbag products rose by 34% compared to the 25% increase in LVP. Autoliv’s strong performance primarily reflects the Company’s strong position in side-impact airbags whose market is growing faster than the market for frontal airbags.

Organic sales of seatbelt products increased by 24%, virtually in line with LVP growth. This reflects strong sales of active seatbelts and other high value-added seatbelts, new business primarily with Asian vehicle manufacturers and Autoliv’s strong position in the expanding Chinese market.

Organic sales of active safety increased by 75% due to new business for these technologies.

In Europe sales rose by 8% to $2,759 million despite negative currency effects of 3%. Organic sales increased by 11%, which was 5 p.p. less than the European LVP.

In the Americas sales increased by 67% to $2,194 million. Excluding acquisitions and currency effects that added 15% and 2%, respectively, organic sales rose by 50%, which was 19 p.p. more than the increase in the region’s LVP.

In China sales increased by 68% to $813 million. Excluding acquisitions and currency effects that added 3% and 1%, respectively, organic sales grew by 64%, which was twice as much as Chinese LVP.

In Japan sales increased by 58% to $791 million including favorable currency effects of more than 6%. Organic sales growth of 52% was 33 p.p. more than the growth in Japanese LVP.

In the Rest of Asia (RoA) sales increased by 123% to $614 million. Excluding acquisitions and currency effects that added 91% and 10%, respectively, sales grew organically by 22%, which was 9 p.p. less than the growth in the region’s LVP.

Gross Profit

Gross profit increased by 88%, or $744 million, to $1,592 million and gross margin to 22.2% from 16.6% in 2009, primarily due to higher sales and saving effects from our restructuring activities. This, in combination with savings in component costs, offset the inherent sales price erosion in the automotive industry. The net savings in component costs are estimated to amount to 3.5% for 2010, despite a nearly $20 million negative effect from higher raw material prices.

Operating Income

Operating income improved by $800 million to $869 million and operating margin to 12.1% from 1.3% in 2009. This was mainly due to the improvement in gross profit, $112 million lower restructuring charges, and to year-over-year margin improving cost savings in 2010 due to restructuring efforts commenced in 2008. In 2010, restructuring charges amounted to $21 million which had a 0.3 p.p. negative margin effect compared to $133 million and 2.6 p.p. in 2009.

These positive income effects were partially offset by $39 million higher Research, Development and Engineering (R,D&E) expense, net and by $27 million higher Selling, General & Administrative (S,G&A) expense. Higher R,D&E expense reflects a strong order intake and higher expense for new active safety projects. Higher S,G&A partially reflects the effect of acquisitions. Therefore, in relation to sales, S,G&A expense declined to 4.6% from 5.9% in 2009 and R,D&E expense, net declined to 5.0% from 6.3%.

Interest Expense, Net

Interest expense, net decreased by 18%, or $11 million, to $51 million compared to 2009. Average net debt (non-U.S. GAAP measure, see page 38 of the Annual Report) decreased by 54%, or $500 million, to $433 million during 2010.

Net debt at the end of 2010 was reduced by $535 million to $127 million, despite $94 million higher capital expenditures, net, and $141 million for acquisitions and purchases of shares in subsidiaries (see page 42 of the Annual Report). The net debt reduction was primarily due to operational cash flow of $924 million and a $46 million effect from an accelerated exchange of equity units in the second quarter (see page 44 of the Annual Report). This exchange had a negative income effect of $12 million due to a related extinguishment of debt.

The weighted annual average interest rate, net increased to 11.8% from 6.7% in 2009. This reflects the fact that the strong cash flow reduced short-term debt with low interest rates much more than long-term debt. It also reflects the fact that the return on the cash on deposit is significantly lower than the average borrowing cost and the fact that the highest interest rate for some of the remaining debt is 15% (see Note 12 and 13).

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

Liquidity, Resources and Financial Position

Cash from Operations

Cash flow from operations, together with available financial resources and credit facilities, are expected to be sufficient to fund Autoliv’s anticipated working capital requirements, capital expenditures and future dividend payments.

Cash provided by operating activities was $758 million in 2011, $924 million in 2010 and $493 million in 2009.

While management of cash and debt is important to the overall business, it is not part of the operational management’s day-to-day responsibilities. We therefore focus on operationally derived working capital and have set a policy that this key ratio should not exceed 10% of the last 12-month net sales.

At December 31, 2011, operating working capital (non-U.S. GAAP measure see page 38 of the Annual Report) stood at $514 million corresponding to 6.2% of net sales compared to $388 million and 5.4%, respectively, at December 31, 2010. The ratios were reduced by 0.4 percentage points from provisions for restructuring charges in 2011 and by 0.7 points in 2010, and favorably impacted by 1.0 percentage points and 0.9 points, respectively, from the sale of receivables and discounting of notes of in total $83 million in 2011 and $65 million in 2010 (see “Treasury Activities” on page 44 of the Annual Report).

Days receivables outstanding (see page 79 of the Annual Report for definition) decreased to 67 at December 31, 2011 from 69 days one year earlier. Factoring agreements did not have any material effect on days receivables outstanding for 2011, 2010 or 2009.

Days inventory outstanding (definition on page 79 of the Annual Report) stood unchanged at 32 days from December 31, 2010.

Capital Expenditures

Cash generated by operating activities continued to be sufficient to cover capital expenditures for property, plant and equipment.

Capital expenditures, gross were $367 million in 2011, $236 million in 2010 and $140 million in 2009, corresponding to 4.5% of net sales in 2011, 3.3% of net sales in 2010 and 2.7% in 2009.

In 2011, capital expenditures, net of $357 million were $89 million higher than depreciation and amortization of $268 million. However, in 2010 and 2009, when capital expenditures, net were $224 million and $130 million, respectively, they were $58 million and $184 million less than depreciation and amortization of $282 million and $314 million, respectively.

Capital expenditures for 2012 are expected to be around 4.5% of sales to support the increasing need for manufacturing capacity in China and other growth markets.

During 2011, two plants were expanded in China and two other Chinese plants were transferred to new buildings. Additionally, to meet the growing unit sales and the need for additional manufacturing capacity, a seatbelt webbing facility was opened in India, a steering wheel plant was expanded in Brazil, an airbag cushion plant was opened in Thailand and an airbag cushion plant moved to a larger building in Brazil.

In addition, the construction of a new plant was commenced in Indonesia.

Business Combinations and Acquisitions

The total cost (net of cash acquired) of business combinations and acquisitions of subsidiary shares amounted to $23 million in 2011, to $141 million in 2010 and to $41 million in 2009. In the Consolidated Statements of Cash Flow for 2010 on page 54, $77 million of these payments are reported in “Acquisition of businesses, net of cash acquired” while $64 million relates to acquiring remaining shares in the subsidiaries AS Norma and Autoliv Nichiyu Co. Ltd. (see below) are reported in “Acquisition of subsidiary shares from non-controlling interest”.

Historically, the Company has made several acquisitions. Generally, we focus on two primary growth areas around our core business with the greatest potentials: Active safety systems and growth markets. During the financial crisis, we also made several acquisitions as a means of participating in a consolidation of the automotive safety industry.

In 2011, Autoliv acquired two technologies related to active safety: 1) Soft-ware from Hella for camera-based forward-looking systems such as Traffic Sign Recognition (TSR), Lane Detection (LD) and Light Source Recognition (LSR), and 2) a license from Astyx for its long-range radar that will supplement Autoliv’s existing short and medium range radar in Adaptive Cruise Control (ACC), Emergency Braking (EB) and Forward Collision-Warning (FCW). These acquisitions are expected to start to generate sales in 2014 and 2015, respectively.

In 2010, we acquired the automotive radar business of Visteon. This acquisition generated sales of $2 million during 2010.

Also in 2010, Autoliv acquired the remaining 49% of the shares in AS Norma in Estonia for $50 million. Norma is the leading automotive safety company in the Russian market, and had annual sales of $56 million in 2010. However, since Norma was already a consolidated entity, the acquisition did not impact Autoliv’s consolidated sales.

Furthermore, in 2010, Autoliv acquired the remaining 40% of the shares in its Japanese inflator subsidiary Autoliv Nichiyu Co. Ltd (ANC) for $7 million and Delphi’s Pyrotechnic Safety Switch (PSS) business. Since ANC was already consolidated, this acquisition did not affect Autoliv’s consolidated sales, while PSS added annualized sales of $8 million.

In 2009 and the beginning of 2010, Autoliv acquired virtually all of Delphi’s assets for airbags, steering wheels and seatbelts following Delphi’s announcement in the spring of 2009 that they intended to exit these markets. These acquired Delphi assets were located in North America, South Korea and Europe. Finally, in August 2010, we acquired Delphi’s remaining assets in passive safety, which was a 51% interest in the Chinese seatbelt joint venture Beijing Delphi Safety Product Co. Ltd (BDS). The purchase price of these Delphi assets was approximately $107 million, while the acquisitions added annual sales of approximately $570 million.

In the beginning of 2009, Autoliv also acquired, as part of our Asian growth strategy, the remaining 30% of shares in the Chinese seatbelt company NHA in Nanjing for $11 million. Since this entity was already consolidated, the acquisition did not affect Autoliv’s consolidated sales.

Financing Activities

Cash used in financing activities amounted to $223 million during 2011 and to $529 million during 2010, including $64 million in 2010 used to purchase shares of our subsidiaries (see above). Cash and cash equivalents increased by $151 million during 2011 to $739 million and by $115 million during 2010 to $588 million at December 31. Gross debt decreased by $59 million during 2011 to $666 million at the end of the year and by $414 million during 2010 to $725 million at December 31, 2010.

Net debt (non-U.S. GAAP measure see page 38 of the Annual Report) decreased during 2011 by $219 million to a positive net cash position of $92 million at December 31, 2011. During 2010, net debt decreased by $535 million to $127 million while the net-debt-to-capitalization ratio (for definition, see page 79 of the Annual Report) decreased to 4% at December 31, 2010 from 21% one year earlier.

Income Taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See discussions of income taxes under “Accounting Policies” on page 45 of the Annual Report and also Note 4 to Consolidated Financial Statements included herein.

Pension Arrangements

The Company has defined benefit pension plans covering most U.S. employees, although the Company has frozen participation in the U.S. plans to exclude employees hired after December 31, 2003. Many of the Company’s non-U.S. employees are also covered by pension arrangements.

At December 31, 2011, the Company’s recognized liability (i.e. the actual funded status) for its U.S. and non-U.S. plans was $193 million, an increase of $57 million from 2010. The plans had a net unamortized actuarial loss of $133 million recorded in Accumulated other comprehensive income (loss) in the Consolidated Statement of Equity at December 31, 2011, compared to $79 million one year earlier. The amortization of this loss is expected to be $9 million in 2012.

The liability increase in 2011 was mainly due to a $63 million increase in the U.S. plans mainly caused by a decrease in the discount rate and changes in other actuarial assumptions offset by a decrease in the Japanese defined benefit plans which were partially converted into a new defined contribution plan in October 2011.

Pension expense associated with the defined benefit plans was $33 million in 2011, $22 million in 2010, $25 million in 2009 and is expected to be $32 million in 2012.

The increase in pension expense associated with the defined benefit plans in 2011 is mainly due to a $3 million increase in the U.S. plans and a $4 million increase in the Japanese plans as part of the plan conversion which will be decreased going forward.

The Company contributed $30 million to its defined benefit plans in 2011, $16 million in 2010 and $7 million in 2009. The Company expects to contribute $12 million to these plans in 2012 and is currently projecting a yearly funding at approximately the same level in the subsequent years.

The increase in defined benefit plan contributions in 2011 was mainly due to the Japanese plan conversion. These Japanese plans show an increase in contributions of $13 million for 2011 but the amount is expected to be approximately $1 million going forward.

For further information about retirement plans see Note 18 to the Consolidated Financial Statements.

Dividends

Before the global financial crisis, the Company paid quarterly dividends of 39 cents per share in the first and second quarters of 2008. During the crisis, dividend payments were suspended to preserve cash.

As a result of the Company’s fast recovery, efficient cash management and strong balance sheet, dividend payments to shareholders were resumed in the third quarter 2010. Subsequently, the dividend was raised in each of the next four quarters in the following steps; by 17% from 30 cents per share in the third quarter to 35 cents per share in the fourth quarter 2010; by 14% to 40 cents per share in the first quarter 2011; by 8% to 43 cents in the second quarter and by 5% to 45 cents per share in the third quarter 2011.

Total cash dividends paid were $154 million in 2011, $58 million in 2010 and $15 million in 2009. The annualized dividend amount of $160 million (based on 45 cents per share and the number of shares outstanding at December 31, 2011) is 29% higher than the highest amount paid before the crisis in 2008 and 2009.

Equity

During 2011, total equity increased by 14% or $410 million to $3,349 million. This was due to net income of $627 million and a $20 million effect from the issuance of shares and other effects related to stock compensation. Equity was reduced by $159 million due to dividends, by $42 million due to negative currency effects and by $36 million due to changes in pension liabilities.

During 2010, equity increased by 21% or $503 million to $2,939 million. This was as a result of net income of $595 million, a $57 million effect from the equity unit exchange (see Note 13) and a $35 million effect from the issuance of shares and other effects related to stock compensation. Equity was reduced by $93 million due to dividends, by $53 million due to changes in non-controlling interests, by $30 million due to negative currency effects and by $8 million due to changes in pension liabilities.

Impact of Inflation

Except for raw materials, inflation has generally not had a significant impact on the Company’s financial position or results of operations. However, increases in the prices of raw materials in the supply chain had a negative impact of almost $100 million in 2011 and of close to $20 million in 2010. In 2009, lower raw material prices had a favorable impact of approximately $60 million. For 2012, we currently expect a negative impact of around $15 million from higher raw material prices.

Changes in most raw material prices affect the Company with a time lag, which is usually three to six months for most materials (see Component Costs on page 47 of the Annual Report).

In many growth markets inflation is relatively high, especially labor inflation. We have managed to offset this negative effect by mainly labor productivity improvements. However, no assurance can be given that this will be possible also going forward.

Personnel

During the past three years, total headcount (permanent employees and temporary personnel) has swung from a low point of 33,400 in the second quarter 2009 to 47,900 at the end of 2011. This reflects not only the cyclicality of the automotive business but also the combined effect of higher global LVP, strong demand for safer vehicles and Autoliv’s market share gains, which all drive the need for additional manufacturing personnel.

During 2011, total headcount increased by 4,600. There was no impact from acquisitions. During 2010, total headcount increased by 5,400, including 800 from acquisitions. During 2009, headcount increased by 600, while headcount excluding acquisitions declined by 1,100. Excluding acquisitions and divestitures, headcount increased by 11% during 2011 and by 12% during 2010, which should be compared to a 9% increase in organic sales in 2011 and a 31% increase in 2010.

At the end of 2011, 66% of total headcount were in low-cost countries (LCC) compared to 55% at the beginning of the three-year period 2009-2011. Furthermore, 71% of total headcount were direct workers in manufacturing compared to 64% at the beginning of 2009, while 20% of total headcount at December 31, 2011 were temporaries compared to 9% at the turn of the year 2008/2009. As a result, the Company now has a better presence in the highest growth markets and more labor flexibility.

Compensation to directors and executive officers is reported, as is customary for U.S. public companies, in Autoliv’s proxy statement, which will be available to shareholders in March 2012.

Treasury Activities

Credit Facilities

During the last two years, credit markets have eased significantly after the peak of the financial crisis in 2008 and 2009. Although the Company did not have to issue any significant long-term debt during the crisis, Autoliv has taken advantage of the improved credit margins in recent years.

In 2010, the terms of the back-up commitment from the European Investment Bank (EIB) were favorably amended and, in 2011, renegotiated again on more favorable terms (see below). Also in 2010, Autoliv signed a new revolving credit facility (RCF) of SEK 2 billion ($288 million equivalent) with a term of seven years and another RCF of €155 million ($200 million equivalent) with a term of five years. Both facilities had a margin of 1.4% on the applicable LIBOR or IBOR when utilized. In addition, in 2010, Autoliv conducted, at favorable terms, a number of accelerated equity units exchange transactions (see below).

In 2011, credit margins continued to improve during the beginning of the year. However, during summer, the margins started to widen again as a result of the Euro and sovereign debt worries. Before this change in market sentiment, Autoliv refinanced its $1.1 billion revolving credit facility, which was due to mature in November 2012. The new facility, syndicated among 14 banks, has a margin of 0.55% on the applicable LIBOR or IBOR when utilized. After this refinancing, Autoliv cancelled the two above-mentioned facilities from 2010 that were no longer cost efficient. Also before the change in market sentiment, a SEK 600 million ($86 million equivalent) bond was repurchased at a discount. The Company recorded a debt extinguishment cost of $6 million related to this transaction, but the transaction will save $8 million (i.e. $2 million more than the cost) in interest expense through 2014. In connection with the bond buy-back, the Company issued a SEK 300 million [$43 million equivalent) 6-year bond with an interest rate of 3-month STIBOR + 0.95%. Furthermore, the EIB loan commitment was renegotiated again and the terms were further improved. Now loans under this commitment will carry interest rates of EIB’s cost of funds plus 0.3%, which is a more than an 80% reduction from the original terms. As amended, EIB loans will have maturities of up to eight years. No loans were outstanding under this commitment at December 31, 2011 or 2010. EIB’s commitment will expire in December 2012, if it has not been utilized at that time.

As a result of these actions, Autoliv’s unutilized long-term credit facilities at December 31, 2011 totaled $1.4 billion. None of these facilities are subject to financial covenants. At the same time, the Company had a positive net cash position for the first time ever. At December 31, 2011, net cash amounted to $92 million. See Note 12 to Consolidated Financial Statements included herein for additional information.

During 2010 and 2011, the Company sold receivables and discounted notes related to selected customers. These factoring arrangements increase cash while reducing accounts receivable and customer risks. At December 31, 2011, the Company had received $83 million for sold receivables without recourse and discounted notes with a discount of $2 million during the year, compared to $65 million at year end 2010 with a discount of $2 million recorded in Other financial items, net.

Autoliv’s long-term credit rating from Standard and Poor’s has been BBB+ with stable outlook since July 2010, when the rating was upgraded from BBB. Consequently, Autoliv’s credit rating remains in line with its objective of maintaining a strong investment grade rating.

Equity and Equity Units

In March 2009, we decided to strengthen Autoliv’s equity base mainly for three reasons. First, we wanted to be in a position to participate in a very likely consolidation of our industry resulting from the financial crisis. Second, we wanted to stabilize the Company’s credit rating as GM and Chrysler were at risk of going into bankruptcy and following S&P’s down-grade of three notches of Autoliv between November 2008 and February 2009 from A- to BBB-. Finally, we wanted to have a strong negotiating position with the European Investment Bank (EIB). Autoliv therefore sold 14,687,500 treasury shares at $16.00, and 6,600,000 equity units at $25.00 which generated net proceeds of $377 million.

The number of shares that will be issued as a result of the equity units will depend on the price of the Autoliv stock shortly before April 30, 2012, which is the settlement date for the mandatory purchase contract of each unit (see “Number of Shares” below). The number of shares resulting from the equity units will also be adjusted based on the level of dividends declared prior to April 30, 2012. Furthermore, in early 2012, prior to settlement of the purchase contracts, the notes related to the equity units will be remarketed. Originally, the face value of the debt related to these notes amounted to $165 million, and the number of shares that would have been issued as a result of the equity units was 8.6 million to 10.3 million. However, some holders of the equity units contacted us in the spring of 2010 wanting to exchange their units for cash and common stock and accept a discount compared to the original terms of the agreement. We therefore conducted various accelerated exchange transactions totaling 36% of the then outstanding equity units. The price represented a 22% discount compared to the agreed cash coupon. This reduced our debt by $54 million and increased equity by $57 million due to the issuance of 3,058,735 Autoliv treasury shares. As a result, the face value of the debt related to the equity units was reduced from $165 million to $106 million. The Company also recorded a debt extinguishment cost of $12 million related to the transaction, but the transaction will save $16 million in interest expense through April 2012.

At December 31, 2011, there were 4,250,920 equity units still outstanding. For dilution effects from these units, see “Number of Shares” below. For an additional description of our equity units, see Note 13 to Consolidated Financial Statements included herein.

Number of Shares

At December 31, 2011, there were 89.3 million shares outstanding (net of 13.5 million treasury shares), a 0.3% increase from 89.0 million one year earlier.

Due to the up-coming settlement of the remaining equity units outstanding, the number of shares outstanding will increase on April 30, 2012 by approximately 5.7 million if the Autoliv share price is $19.20 or higher and by approximately 6.9 million if the price is $16.00 or less. The number of shares outstanding is also expected to increase by 1.4 million when all Restricted Stock Units (RSU) vest and all stock options to key employees are exercised, see Note 15 to Consolidated Financial Statements included herein. For these increases of outstanding shares, at least 5.7 million of the Company’s 13.5 million treasury shares will be used.

For calculating earnings per share assuming dilution, Autoliv follows the Treasury Stock Method. As a result, the dilutive effect from the equity units varies with the price of the Autoliv share, as long as the share price is more than the highest settlement price of $19.20 and the Company is profitable. Consequently, for 2011 when the Company was profitable and the average share price for the year was $65.60, the number of shares for calculating earnings per share was increased by 4.0 million due to this effect from the equity units. For the same reason, the equity units increased the number of shares outstanding by 4.5 million during 2010, when the average share price was $57.00.

The Board has authorized a share repurchase program. At December 31, 2011, 3.2 million shares remained of this mandate for repurchases. Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the mandate in order to provide management flexibility in the Company’s share repurchases. The Company started to buy back shares in 2000 and has not repurchased any shares after the Lehman Brothers collapse on September 15, 2008. The average cost for all repurchased shares to date is $42.93.

Contractual Obligations and Commitments

AGGREGATE CONTRACTUAL OBLIGATIONS1)

	Payments due by Period
(DOLLARS IN MILLIONS)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD2)	647	299	138	2	208
Fixed-interest obligations including DRD2)	68	22	28	12	6
Operating lease obligations	99	29	40	17	13
Unconditional purchase obligations	—	—	—	—	—
Other non-current liabilities reflected on the balance sheet	26	—	12	5	9
Total	840	350	218	36	236

1)	Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions.

2)	Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

Contractual obligations include debt, lease and purchase obligations that are enforceable and legally binding on the Company. Non-controlling interests, post-retirement benefits and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10 to Consolidated Financial Statements included herein.

Debt obligations including DRD: For material contractual provisions, see Note 12 to Consolidated Financial Statements included herein. The debt obligations include capital lease obligations, which mainly relate to property and plants in Europe, as well as the impact of revaluation to fair value of Debt-Related Derivatives (DRD).

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2011, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

Operating lease obligations: The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire on various dates. See Note 17 to Consolidated Financial Statements included herein.

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

Other non-current liabilities reflected on the balance sheet: These consist mainly of local governmental liabilities.

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

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2009-2011. See “Impairment of Goodwill” in Note 1 to Consolidated Financial Statements included herein.

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

Defined Benefit Pension Plans

The Company has defined benefit pension plans in twelve countries. The most significant plans exist in the U.S. and cover most U.S. employees. These plans represent 62% of the Company’s total pension benefit obligation. See Note 18 to Consolidated Financial Statements included herein.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2011 pension expense were a discount rate of 5.0%, expected rate of increase in compensation levels of 3.8%, and an expected long-term rate of return on plan assets of 7.5%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2011 were a discount rate of 4.6% and an expected rate of increase in compensation levels of 3.5%. The discount rate for the U.S. plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid.

The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local markets. The Company assumes a long-term rate of return on U.S. plan assets of 7.5% for calculating the 2011 expense as in 2010. At December 31, 2011, 66% of the U.S. plan assets were invested in equities, which is in line with the target of 65%.

A 1 percentage point (p.p.) decrease in the long-term rate of return on plan assets would result in an increase in the 2011 U.S. benefit cost of $1 million. A 1 p.p. decrease in the discount rate would have increased the 2011 U.S. benefit cost by $5 million and would have increased the December 31, 2011 U.S. benefit obligation by $58 million. A 1 p.p. increase in the expected rate of increase in compensation levels would have increased 2011 U.S. benefit cost by $3 million and would have increased the December 31, 2011 U.S. benefit obligation by $23 million.

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

The Company records liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

In 2011, the Company became subject to two antitrust investigations. It is probable that the Company’s operating results and cash flows will be materially adversely impacted in the reporting periods in which related liabilities become estimable or the investigations are resolved, see Significant Litigation on page 39.

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

As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks. In addition, the Company from time to time identifies and evaluates emerging or changing risks to the Company in order to ensure that identified risk and related risk management are updated in this fast moving environment.

Operational Risks

Light Vehicle Production

Since nearly 30% of Autoliv’s costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in the Company’s plants and are, therefore, sales dependent.

Global LVP is an indicator of the Company’s sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company’s sales are split over several hundred contracts covering at least as many vehicle platforms or models which generally moderates the effect of changes in vehicle demand of individual countries and regions or stops in production, due to for instance natural disasters. The risk in fluctuating sales has also been mitigated by Autoliv’s rapid expansion in Asia and other rapidly growing markets, which has reduced the Company’s former high dependence on Europe from more than 50% of sales to a diversified mix with Europe accounting for 38% of sales in 2011 and the Americas and Asia accounting for 31% each.

It is also the Company’s strategy to reduce this risk in fluctuating sales by using a high number of temporary employees instead of permanent employees. During 2009-2011, the level of temporary workers in relation to total headcount varied between 8% (in April 2009) and 22% (during the first three quarters of 2010). At December 31, 2011, the level of temporary personnel was 20%.

However, when there is a dramatic reduction in the production of vehicle models supplied by the Company as occurred during the financial crisis in 2008 and 2009, it takes time to reduce the level of permanent employees and even longer to reduce fixed production capacity. As a result, our sales and margin could drop significantly and materially impact earnings and cash flow, as seen in 2009.

Pricing Pressure

Pricing pressure from customers is an inherent part of the automotive components business. The extent of pricing reductions varies from year to year, and takes the form of reductions in direct sales prices as well as discounted reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs and to provide customers added value by developing new products. Generally, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company. The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs. Therefore, we monitor key measures such as costs in relation to margins and geographical employee mix.

Component Costs

Since the cost of direct materials is approximately 54% of sales, changes in these component costs and raw material prices could have a major impact on margins.

Although the Company does not generally buy raw materials, but rather it purchases manufactured components (such as stamped steel parts and sewn airbag cushions), raw material price changes in Autoliv’s supply chain could have a major impact on our profitability since approximately 51% of the Company’s component costs (corresponding to 27% of net sales) are comprised of raw materials and the remaining 49% are value added by the supply chain. Currently, 35% of the raw material cost (or 10% of net sales) is based on steel prices; 31% on oil prices (i.e. nylon, polyester and engineering plastics (8% of net sales)); 17% on electronic components, such as circuit boards (5% of net sales); and 7% on zinc, aluminum and other non-ferrous metals (2% of net sales).

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

The Company’s strategy is to offset price increases on cost of materials by taking several actions such as the re-design of products to reduce material content (as well as weight), material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries. Occasionally, we also buy quantities in advance and support our component suppliers when they want us to do so and we believe it will save costs.

However, should these actions not be sufficient to offset component price increases, our earnings could be materially impacted.

Legal

The Company is involved from time to time in regulatory, commercial and contractual legal proceedings that may be significant, and the Company’s business may suffer as a result of adverse outcomes of current or future legal proceedings. These claims may include, without limitation, commercial or contractual disputes, including disputes with the Company’s suppliers, intellectual property matters, regulatory matters and governmental investigations, personal injury claims, environmental issues, tax and customs matters, and employment matters. Such legal proceedings, including regulatory actions and government investigations, may seek recovery of very large indeterminate amounts or limit the Company’s operations, and the possibility that such proceedings may arise and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on the Company’s business, operating results, financial condition, cash flows and reputation. No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company’s profitability and consolidated financial position or that reserves or insurance will mitigate such impact. See Note 16 Contingent Liabilities to the Consolidated Financial Statements – Legal Proceedings.

In 2011, the Company became subject to two antitrust investigations which are probable to have a material adverse impact on Autoliv’s results and cash flow in the reporting periods the impacts become estimable or the investigations are resolved, see Significant Litigation on page 39 of the Annual Report.

Product Warranty and Recalls

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected we may face warranty and recall claims. If such actual or alleged failure results in bodily injury and/or property damage, we may in addition face product-liability and other claims. The Company may experience material warranty, recall or product-liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may also be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis. Any one or more quality, warranty or other recall issue(s) (also the ones affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company’s operations, such as a temporary or prolonged suspension of new orders.

In addition, there is a risk that the number of vehicles affected by a failure or defect will increase significantly (as would the Company’s costs), since our products more frequently use global designs and are increasingly based on or utilize the same or similar parts, components or solutions.

A warranty, recall or a product-liability claim brought against the Company in excess of the Company’s insurance may have a material adverse effect on its business and/or financial results. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. Additionally, a customer may not allow us to bid for expiring or new business until certain remedial steps have been taken. Accordingly, the future costs of warranty claims by the Company’s customers may be material. We believe our established reserves are adequate to cover potential warranty settlements typically seen in our business.

The Company’s warranty reserves are based upon management’s best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when they believe it is appropriate to do so. However, the final amounts determined to be due could differ materially from the Company’s recorded estimates.

The Company’s strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy (see page 28 of the Annual Report). In addition, the Company carries product-liability and product-recall insurance at levels that management believes are generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Management’s decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

Environmental

Most of the Company’s manufacturing processes consist of the assembly of components. As a result, the environmental impact from the Company’s plants is generally modest. While the Company’s businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. Therefore, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements.

To reduce environmental risk, the Company has implemented an environmental management system and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

However, environmental requirements are complex, change and are generally becoming more stringent over time. Accordingly, there can be no assurance that these requirements will not change in the future, or that we will at all times be in compliance with all such requirements and regulations, despite our intention to be. The Company may also find itself subject, possibly due to changes in legislation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired. Such liability could be based on activities which are not at all related to the Company’s current activities.

Sovereign Debt Crisis

Of Autoliv’s global sales, 4% are connected with customer plants in Portugal, Italy, Ireland, Greece or Spain. In addition, there are many vehicles imported to these countries from other plants to which Autoliv is a supplier. Consequently, a significant further drop in vehicle demand in these countries could have a significant impact on Autoliv’s revenues, even if such an effect may be partially offset by export to other markets from the so-called PIIGS countries.

None of the banks in Autoliv’s syndicated revolving credit facility (RCF) and none of the primary relationship banks are domiciled in PIIGS countries.

However, a default of one of these countries or a default of a systemically important bank could have a substantial negative effect on Autoliv’s sales, our customers’ ability to pay their bills to us and Autoliv’s possibility to utilize its financial back-up facilities.

Strategic Risks

Regulations

In addition to vehicle production, the Company’s market is driven by the safety content per vehicle, which is affected by new regulations and new crash-test rating programs, in addition to consumer demand for new safety technologies.

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S. has adopted new regulations for side-impact protection to be phased-in during a three-year period through September 2013. China introduced a crash-test rating program in 2006, and Latin America introduced a similar program in 2010. The United States upgraded its crash-test rating program in 2010 and Europe is phasing in an upgraded Euro NCAP rating system with full implementation in 2012. There are also other plans for improved automotive safety, both in these countries and many other countries that could affect the Company’s market.

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

In 2011, the Company’s five largest customers accounted for 55% of revenues and the ten largest customers for 79% of revenues. For a list of the largest customers, see Note 19 to the Consolidated Financial Statements.

No customer contract accounted for more than 4% of sales in 2011.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform) and although the customer base has become more balanced and diversified as a result of Autoliv’s significant expansion in China and other rapidly-growing markets, the loss of all business from a major customer (whether by a cancellation of existing contracts or not awarding us new business), the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on the Company. In addition, a quality issue, shortcomings in our service to a customer or uncompetitive prices or products could result in the customer not awarding us new business, which will gradually have a negative impact on our sales when current contracts start to expire.

Customer Payment Risk

Another risk related to our customers is the risk that one or more customers will be unable to pay invoices that become due. We seek to limit this customer payment risk by invoicing major customers through their local subsidiaries in each country, even for global contracts. We thus try to avoid having the receivables with a multinational customer group exposed to the risk that a bankruptcy or similar event in one country puts all receivables with the customer group at risk. In each country, we also monitor invoices becoming overdue.

Even so, if a major customer would be unable to fulfill its payment obligations, it is likely that we will be forced to record a substantial loss on such receivables.

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

However, in the future, the most attractive growth opportunities may be in the active safety systems markets, which include and are likely to include other and often larger companies than Autoliv’s traditional competitors. Additionally, there is no guarantee our customers will adopt our new products or technologies.

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active and especially integrated safety (see pages 12-15 of the Annual Report).

Patents and Proprietary Technology

The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2011, the Company held more than 6,300 patents. These patents expire on various dates during the period from 2012 to 2031. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. Also, there can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology.

Financial Risks

The Company is exposed to financial risks through its international operations and normally debt-financed activities. Most of the financial risks are caused by variations in the Company’s cash flow generation resulting from, among other things, changes in exchange rates and interest rate levels, as well as from refinancing risk and credit risk.

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

The Company’s gross transaction exposure forecasted for 2012 is approximately $2.4 billion. A part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.5 billion per year. In the three largest net exposures, Autoliv expects to sell Chinese Renminbi against Euros for the equivalent of $192 million, U.S. dollars against the Mexican Peso for the equivalent of $188 million and sell Korean Won against U.S. dollars for the equivalent of $171 million. Together these currencies will account for more than one third of the Company’s net currency transaction exposure.

Since the Company can only effectively hedge these flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of 40 different currency pairs with exposures in excess of $1 million each. Consequently, the income statement effects related to transaction exposures are generally modest. As a result, Autoliv does not hedge these flows.

2. Translation Exposure in the Income Statement

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. We estimate that 33% of the Company’s net sales will be denominated in Euro or other European currencies during 2012, while slightly more than quarter of net sales is estimated to be denominated in U.S. dollars. The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies will decrease reported U.S. dollar annual net sales in 2012 by $28 million or by 0.3%. Reported operating income for 2012 will also decline by approximately 0.3% or by about $3 million.

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

The Company estimates that a one-percentage point interest rate increase would have an effect of approximately $3 million on net interest expense, both in 2012 and 2013. This is based on the debt structure at the end of 2011 when the gross fixed-rate debt was $483 million while the Company had a net cash position of $92 million (non-U.S. GAAP measure, see page 38 of the Annual Report).

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

While this risk continuously decreased from the spring of 2009 after the elevated credit margins during the financial crisis in 2008, these levels started to increase again in the second half of 2011.

In 2010, we amended Autoliv’s refinancing risk policy to draw on the experience of the financial crisis. The policy now requires the Company to maintain long-term facilities with an average maturity of at least three years (drawn or undrawn) corresponding to 150% of total net debt (non-U.S. GAAP measure, see page 38 of the Annual Report). Previously, 100% of total net debt should be covered. Meeting this policy can be achieved by raising long-term debt or debt commitments or by using cash flow to repay debt.

During the past three years, Autoliv has reduced its net debt by $1,287 million and was, at December 31, 2011, in a net cash position for the first time which reduces the Company’s refinancing risk significantly. In addition to this net cash position of $92 million the Company had undrawn long-term debt facilities of $1.4 billion at the end of 2011, with an average remaining life of 3.6 years. Furthermore, the Company has no significant financing with financial covenants (i.e. performance-related restrictions).

Debt Limitation Policy

To manage the inherent risks and cyclicality in Autoliv’s business, the Company maintains a relatively conservative financial leverage.

Our policy is to always maintain a leverage ratio significantly below three and an interest coverage ratio significantly above 2.75. At December 31, 2011, the leverage ratio was 0.0 times, since the Company was in a net cash position. At the same date, the interest coverage ratio stood at 14.3 times. However, following the Lehman Brothers collapse, the Company was incompliant with these policies but regained compliance with its leverage policy at the end of 2009 and with its interest rate coverage policy at March 31, 2010.

For details on leverage ratio and interest-coverage, refer to the tables below which reconcile these two non-U.S. GAAP measures to U.S. GAAP measures.

In addition to these ratios, it is the objective of Autoliv to have a strong investment grade rating. We have met this objective during all periods since the Company was initially rated in 2000 except for between February 2009 and July 2010 when the Company’s long-term credit rating was reduced by Standard and Poor’s to BBB- following the drop in LVP and the Company’s rapid increase of its restructuring reserves as a result of the financial crisis. Since July 2010, the rating has been restored to investment grade, BBB+ with stable outlook.

Credit Risk in Financial Markets

Credit risk refers to the risk of a financial counterparty being unable to fulfill an agreed-upon obligation. This risk was increased for almost all companies as a result of the deterioration of the credit quality of many banks during 2008 and 2009 and again in the second half of 2011.

In the Company’s financial operations, this risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in Autoliv’s financing. None of the banks in our syndicated revolving credit facility (RCF) and none of the primary relationship banks are domiciled in the so called PIIGS-countries (Portugal, Ireland, Italy, Greece and Spain).

In order to further reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a calculated risk amount of $150 million per bank. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA-rated money market funds as approved by the Company’s Board. At year-end 2011, the Company was compliant with this policy and held $436 million in AAA-rated money market funds and zero directly in government paper.

Impairment risk

Impairment risk refers to the risk that the Company will be obliged to write down a material amount of its goodwill of approximately $1.6 billion. This risk is assessed, at least, annually in the fourth quarter each year when the Company performs an impairment test. The impairment testing is based on two reporting units: 1) Airbag & Seatbelt Systems to which virtually all of the goodwill is related; and 2) Active Safety Electronics with $8 million in goodwill.

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

RECONCILIATIONS TO U.S. GAAP (DOLLARS IN MILLIONS)

Interest coverage ratio Full year 2011		Leverage ratio December 31, 2011
Operating income	$889.2	Net debt (cash)3)	$(92.0)
Amortization of intangibles1)	18.6	Pension liabilities	193.1
		Less: Debt portion of equity units	(107.2)
Operating profit per the Policy	$907.8	Debt (cash) per the Policy	$(6.1)
		Income before income taxes	$828.3
Interest expense net2)	$63.3	Plus: Interest expense net2)	63.3
		Depreciation and amortization of intangibles1)	268.3
Interest coverage ratio	14.3	EBITDA per the Policy	$1,159.9
		Leverage ratio	0.0

1)	Including impairment write-offs, if any.
2)	Interest expense, net is interest expense including cost for extinguishment of debt less interest income.
3)	Net debt (cash) is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

•	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2011, the Company’s internal control over financial reporting is effective.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein, see page 78.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Consolidated Statements of Income

		Years ended December 31
(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		2011	2010	2009

Net sales	Note 19	$8,232.4	$7,170.6	$5,120.7
Cost of sales		(6,504.5)	(5,578.5)	(4,272.8)

Gross profit		1,727.9	1,592.1	847.9

Selling, general and administrative expenses		(368.7)	(327.2)	(299.8)
Research, development and engineering expenses, net		(441.5)	(361.3)	(322.4)
Amortization of intangibles	Note 9	(18.6)	(18.0)	(23.1)
Other income (expense), net	Notes 10, 16	(9.9)	(16.4)	(133.7)

Operating income		889.2	869.2	68.9

Equity in earnings of affiliates, net of tax		6.8	5.5	3.8
Interest income	Note 12	4.9	3.4	5.9
Interest expense	Note 12	(62.0)	(54.3)	(68.2)
Loss on extinguishment of debt	Notes 12, 13	(6.2)	(12.3)	—
Other financial items, net		(4.4)	(6.0)	(4.9)

Income before income taxes		828.3	805.5	5.5

Income tax (expense) benefit	Note 4	(201.3)	(210.0)	7.1

Net income		$627.0	$595.5	$12.6

Less: Net income attributable to non-controlling interests		3.6	4.9	2.6

Net income attributable to controlling interest		$623.4	$590.6	$10.0

Earnings per common share
- basic		$6.99	$6.77	$0.12
- assuming dilution		$6.65	$6.39	$0.12

Weighted average number of shares
- basic		89.2	87.3	81.5
- assuming dilution		93.7	92.4	84.5

Cash dividend per share – declared		$1.78	$1.05	$—
Cash dividend per share – paid		$1.73	$0.65	$0.21

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(DOLLARS AND SHARES IN MILLIONS)		2011	2010

Assets
Cash and cash equivalents		$739.2	$587.7
Receivables, net	Note 5	1,457.8	1,367.6
Inventories, net	Note 6	623.3	561.7
Income tax receivables	Note 4	25.5	26.4
Prepaid expenses		56.4	47.7
Other current assets		98.1	97.5

Total current assets		3,000.3	2,688.6

Property, plant and equipment, net	Note 8	1,121.2	1,025.8
Investments and other non-current assets	Note 7	279.6	228.1
Goodwill	Note 9	1,607.0	1,612.3
Intangible assets, net	Note 9	109.2	109.7

Total assets		$6,117.3	$5,664.5

Liabilities and equity
Short-term debt	Note 12	$302.8	$87.1
Accounts payable		1,083.9	1,003.1
Accrued expenses	Notes 10, 11	465.9	484.5
Income tax payable	Note 4	63.8	91.8
Other current liabilities		169.5	168.0

Total current liabilities		2,085.9	1,834.5

Long-term debt	Note 12	363.5	637.7
Pension liability	Note 18	193.1	136.0
Other non-current liabilities		125.8	117.1

Total non-current liabilities		682.4	890.8

Commitments and contingencies	Notes 16, 17

Common stock1)		102.8	102.8
Additional paid-in capital		1,472.8	1,472.8
Retained earnings		2,374.6	1,910.1
Accumulated other comprehensive income		(42.3)	36.4
Treasury stock (13.5 and 13.8 shares)		(574.5)	(594.8)

Total parent shareholders’ equity		3,333.4	2,927.3

Non-controlling interests		15.6	11.9

Total equity	Note 13	3,349.0	2,939.2

Total liabilities and equity		$6,117.3	$5,664.5

1)	Number of shares: 350 million authorized, 102.8 million issued for both years, and 89.3 and 89.0 million outstanding, net of treasury shares, for 2011 and 2010, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(DOLLARS IN MILLIONS)		2011	2010	2009

Operating activities
Net income		$627.0	$595.5	$12.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		268.3	281.7	314.3
Deferred income taxes		5.0	17.8	(62.5)
Loss on extinguishment of debt	Notes 12, 13	6.2	12.3	—
Undistributed earnings from affiliated companies, net of dividends		(0.4)	5.1	(3.3)
Net change in:
Receivables and other assets, gross		(114.3)	(227.8)	(175.0)
Inventories, gross		(65.5)	(50.4)	134.2
Accounts payable and accrued expenses		35.4	230.4	235.1
Income taxes		(30.8)	37.3	12.9
Other, net		27.3	22.5	24.3

Net cash provided by operating activities		758.2	924.4	492.6

Investing activities
Expenditures for property, plant and equipment		(367.3)	(236.4)	(139.7)
Proceeds from sale of property, plant and equipment		10.3	12.0	9.3
Acquisition of businesses, net of cash acquired	Note 14	(23.2)	(77.4)	(36.3)
Net proceeds from divestitures	Note 14	5.4	—	—
Other		2.1	4.6	9.4

Net cash used in investing activities		(372.7)	(297.2)	(157.3)

Financing activities
Net increase (decrease) in short-term debt		103.1	(278.6)	17.1
Issuance of long-term debt		47.1	19.8	595.4
Repayments and other changes in long-term debt		(219.7)	(170.8)	(1,203.8)
Cash paid for extinguishment of debt		(6.3)	(8.3)	—
Dividends paid to non-controlling interests		(0.4)	—	(3.1)
Capital contribution from non-controlling interests		—	1.2	—
Acquisition of subsidiary shares from non-controlling interest		—	(63.7)	(4.6)
Dividends paid		(154.3)	(57.7)	(14.8)
Common stock and purchase contract issue, net		—	—	236.9
Common stock options exercised	Note 15	12.9	29.2	0.8
Other, net		(5.3)	—	—
Net cash used in financing activities		(222.9)	(528.9)	(376.1)
Effect of exchange rate changes on cash and cash equivalents		(11.1)	16.7	24.9
Increase (decrease) in cash and cash equivalents		151.5	115.0	(15.9)

Cash and cash equivalents at beginning of year		587.7	472.7	488.6
Cash and cash equivalents at end of year		$739.2	$587.7	$472.7

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total parent shareholders’ equity	Noncontrolling interests	Total equity1)

Balance at December 31, 2008	102.8	$102.8	$1,954.3	$1,402.8	$54.3	$(1,397.7)	$2,116.5	$57.3	$2,173.8

Comprehensive Income:
Net income				10.0			10.0	2.6	12.6
Net change in cash flow hedges					(0.3)		(0.3)		(0.3)
Foreign currency translation					18.0		18.0	0.6	18.6
Pension liability					2.3		2.3		2.3
Total Comprehensive Income									33.2
Common stock incentives2)						6.3	6.3		6.3
Dividends paid to non-controlling interests on subsidiary shares								(3.1)	(3.1)
Common stock issuance, net			(409.5)			630.7	221.2		221.2
Fair value purchase contract, net			15.7				15.7		15.7
Purchase of subsidiary shares from non-controlling interests			(1.5)				(1.5)	(9.6)	(11.1)

Balance at December 31, 2009	102.8	$102.8	$1,559.0	$1,412.8	$74.3	$(760.7)	$2,388.2	$47.8	$2,436.0

Comprehensive Income:
Net income				590.6			590.6	4.9	595.5
Net change in cash flow hedges					0.2		0.2		0.2
Foreign currency translation					(30.3)		(30.3)	0.3	(30.0)
Pension liability					(7.8)		(7.8)		(7.8)
Total Comprehensive Income									557.9
Common stock incentives2)						34.6	34.6		34.6
Cash dividends declared				(93.3)			(93.3)		(93.3)
Common stock issuance, net			(74.2)			131.3	57.1		57.1
Investment in subsidiary by non-controlling interests								1.2	1.2
Acquisition of non-controlling interests								4.2	4.2
Purchase of subsidiary shares from non-controlling interests			(12.0)				(12.0)	(46.5)	(58.5)

Balance at December 31, 2010	102.8	$102.8	$1,472.8	$1,910.1	$36.4	$(594.8)	$2,927.3	$11.9	$2,939.2

Comprehensive Income:
Net income				623.4			623.4	3.6	627.0
Foreign currency translation					(42.3)		(42.3)	0.5	(41.8)
Pension liability					(36.4)		(36.4)		(36.4)
Total Comprehensive Income									548.8
Common stock incentives2)						20.3	20.3		20.3
Cash dividends declared				(158.9)			(158.9)		(158.9)
Dividends paid to non-controlling interests on subsidiary shares								(0.4)	(0.4)

Balance at December 31, 2011	102.8	$102.8	$1,472.8	$2,374.6	$(42.3)	$(574.5)	$3,333.4	$15.6	$3,349.0

1)	See Note 13 for further details - includes tax effects where applicable. 2) See Notes 1 and 15 for further details - includes tax effects.

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

Income Taxes

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. In certain circumstances, payments or refunds may extend beyond twelve months, in which cases such amounts would be classified as non-current taxes payable or refundable. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Current and non-current components of deferred tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. If a deferred tax asset or liability is not related to an asset or liability that exists for financial reporting purposes, including deferred tax assets related to carry forwards, the deferred tax asset or liability would be classified based on the expected reversal date of the temporary differences. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

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

Financial Instruments

The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at year-end are either interest rate swaps or foreign exchange swaps. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond 2019.

All derivatives are recognized in the consolidated financial statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Income along with the offsetting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income, (OCI), and reclassified into the Consolidated Statements of Income when the hedge transaction affects net earnings. There were no material reclassifications from OCI to the Consolidated Statements of Income in 2011 and, likewise, no material reclassifications are expected in 2012. Any ineffectiveness has been immaterial.

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

Goodwill and Intangible Assets

Goodwill represents the excess of the fair value of consideration transferred over the fair value of net assets of businesses acquired. Goodwill is not amortized, but is subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology and contractual relationships, are amortized over their useful lives which range from 3 to 25 years.

As of December 31, 2011 and 2010, the Company had recorded goodwill of approximately $1.6 billion and $1.6 billion respectively of which nearly all is associated with the reporting unit Airbag & Seatbelt Systems. Approximately $1.2 billion is goodwill associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The impairment testing of goodwill is based on two different reporting units: 1) Airbag & Seatbelt Systems and 2) Active Safety Electronics.

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

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, to the book value of its equity.

There were no impairments of goodwill in 2009 through 2011.

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

Contingent Liabilities

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters (see Note 16).

The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks.

The Company records liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

The Company believes, based on currently available information, that the resolution of outstanding matters, other than the antitrust investigations, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company’s financial position or results of operations.

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

Receivables and Liabilities in Non-Functional Currencies

Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in the Consolidated Statements of Income amounted to $(11.1) million in 2011, $(9.1) million in 2010 and $(16.1) million in 2009, and are recorded in operating income if they relate to operational receivables and liabilities or recorded in other financial items, net if they relate to financial receivables and liabilities.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05”, which defers the requirement in ASU 2011-05 that companies present reclassification adjustment for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) on the face of the financial statements. The effective dates of ASU 2011-12 are consistent with the effective dates of ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption permitted. ASU No. 2011-12 will have no impact on the Company’s consolidated financial statements, other than presentation of comprehensive income.

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities”, which requires disclosure of financial instruments and derivatives that are either offset on the balance sheet in accordance with ASC 210-20-45 or ASC 815-10-45, or subject to a master netting arrangement, irrespective of whether they are offset on the balance sheet. ASU No. 2011-11 is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. Entities should provide the disclosures required by this ASU retrospectively for all comparative periods presented. The adoption of ASU 2011-11 will have an impact on the Company’s disclosures about its financial instruments to the consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-09, “Disclosure about an Employer’s Participation in a Multiemployer Plan”, which require an employer participating in multiemployer pension plans to provide additional quantitative and qualitative disclosures. The amended disclosures provide users with more detailed information about an employer’s involvement in multiemployer pension plans, including: the significant multiemployer plans in which the employer participates, the level of participation in the significant multiemployer plans, including the employer’s contributions made to the plans, the financial health of the significant multiemployer plans, including an indication of the funded status, and the nature of the employer commitments to the plan. ASU No. 2011-09 is effective for annual periods ending after December 15, 2011. The adoption of ASU No. 2011-09 had an impact on the disclosures in Note 18 to the consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” which updates Accounting Standards Codification (“ASC”) Topic 220. ASU No. 2011-05 eliminates the ability of reporting entities to present changes in other comprehensive income as a component of stockholder’s equity, and requires that changes in other comprehensive income be shown either in a continuous statement of comprehensive income or as a statement immediately following the statement of earnings. ASU No. 2011-05 is effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. ASU No. 2011-05 will have no impact on the Company’s consolidated financial statements, other than presentation of comprehensive income.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which updates ASC Topic 820. ASU No. 2011-04 clarifies the intent of ASC 820 around the highest and best use concept being relevant only to nonfinancial assets, the fair value of instruments in shareholders’ equity should be measured from the perspective of a market participant holding the instrument as an asset, and the appropriate usage of premiums and discounts in a fair value measurement. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. ASU No. 2011-04 is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires disclosure of significant transfers between Level 1 and Level 2 of the fair value hierarchy beginning on January 1, 2010. ASU No. 2010-06 further requires entities to report, on a gross basis, activity in the Level 3 fair value measurement reconciliation beginning on January 1, 2011. The adoption of the 2011 provisions of ASU No. 2010-06 did not have a material impact on the Company’s consolidated financial statements.

Reclassifications

Certain prior-year amounts have been reclassified to conform to current year presentation.

2. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

No significant business combinations have taken place during 2011.

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

The following table summarizes the valuation of the Company’s derivatives by the above pricing observability levels:

	Total carrying amount in Consolidated Balance Sheet December 31		Fair value measurement at December 31, using:
			2011			2010
DESCRIPTION	2011	2010	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets
Derivatives	$19.7	$17.1	—	$19.7	—	—	$17.1	—

Total Assets	$19.7	$17.1	—	$19.7	—	—	$17.1	—

Liabilities
Derivatives	$0.6	$7.1	—	$0.6	—	—	$7.1	—

Total Liabilities	$0.6	$7.1	—	$0.6	—	—	$7.1	—

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short-term maturity of these instruments. The fair value of long-term debt is determined from quoted market prices as provided in the secondary market which was estimated using a discounted cash flow method based on the Company’s current borrowing rates for similar types of financing without a quoted market price. The discount rates for all derivative contracts are based on bank deposit or swap interest rates. Credit risk has been considered when determining the discount rates used for the derivative contracts which when aggregated by counterparty are in a liability position. The fair value of derivatives is estimated using a discounted cash flow method based on quoted market prices.

The fair value and carrying value of debt is summarized in the table below. For further details on the Company’s debt, see Note 12.

FAIR VALUE OF DEBT, DECEMBER 31

DESCRIPTION	Carrying value1) 2011	Fair value 2011	Carrying value1) 2010	Fair value 2010

Long-term debt
U.S. Private placement	$305.1	$331.9	$409.3	$442.8
Medium-term notes	43.3	40.6	88.2	96.3
Notes2)	—	—	100.2	115.7
Other long-term debt	15.1	15.1	40.0	39.7

Total	$363.5	$387.6	$637.7	$694.5

Short-term debt
Overdrafts and other short-term debt	$63.2	$63.2	$29.7	$29.7
Short-term portion of long-term debt3)	132.4	136.5	57.4	57.4
Notes2)	107.2	109.9	—	—

Total	$302.8	$309.6	$87.1	$87.1

1)	Debt as reported in balance sheet.
2)	Notes issued as part of the equity units offering has been reclassified to short-term debt during 2011 (for further information see Note 13).
3)	$110 million carrying value of U.S. Private placement has been reclassified to short-term debt during 2011.

The tables below present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010 and amount of gain (loss) recognized in the consolidated statement of income for the years ending December 31, 2011, 2010 and 2009. Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2011 and 2010, have been presented on a gross basis.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011

DESCRIPTION	Nominal volume	Derivative asset	Derivative liability	Balance Sheet location

Derivatives designated as hedging instruments
Interest rate swaps, less than 8 years (fair value hedge)	$60.0	$15.1	$—	Other non-current asset

Total derivatives designated as hedging instruments	$60.0	$15.1	$—

Derivatives not designated as hedging instruments
Foreign exchange swaps, less than 6 months	$845.2	$4.6	$0.6	Other current assets/ liabilities

Total derivatives not designated as hedging instruments	$845.2	$4.6	$0.6

Total derivatives	$905.2	$19.7	$0.6

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010

DESCRIPTION	Nominal volume	Derivative asset	Derivative liability	Balance Sheet location

Derivatives designated as hedging instruments
Interest rate swaps, less than 9 years (fair value hedge)	$60.0	$9.3	$—	Other non-current asset

Total derivatives designated as hedging instruments	$60.0	$9.3	$—

Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$40.3	$3.7	$—	Other current assets
Foreign exchange swaps, less than 6 months	1,486.2	4.1	7.1	Other current assets/ liabilities

Total derivatives not designated as hedging instruments	$1,526.5	$7.8	$7.1

Total derivatives	$1,586.5	$17.1	$7.1

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENT OF INCOME JANUARY-DECEMBER 2011

	Nominal volume	Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense

Derivatives designated as hedging instruments
Interest rate swaps, less than 8 years (fair value hedge)	$60.0	—	$5.9	—	—	—

Total derivatives designated as hedging instruments	$60.0

Hedged item (fair value hedge)
Fixed rate private placement debt due 2019	$60.0	—	$(5.9)	—	—	—

Total gain (loss) in Consolidated Statement of income			$0.0

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENT OF INCOME JANUARY-DECEMBER 2010

	Nominal volume		Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense

Derivatives designated as hedging instruments
Cross currency interest rate swaps, less than 1 year (cash flow hedge)	$54.0	1)	$1.9	$—	$—	$—	$0.2
Interest rate swaps, less than 9 years (fair value hedge)	60.0		—	2.8	—	—	—

Total derivatives designated as hedging instruments	$114.0

Hedged item (fair value hedge)
Fixed rate private placement debt due 2019	$60.0		—	$(2.8)	—	—	—

Total gain (loss) in Consolidated Statement of income				$0.0

1)	Cross currency interest rate swaps with a nominal value of $54 million have matured in 2010.

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENT OF INCOME JANUARY-DECEMBER 2009

	Nominal volume		Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense

Derivatives designated as hedging instruments
Cross currency interest rate swaps, less than 1 year (cash flow hedge)	$52.5		$1.6	$—	$—	$(0.3)	$—
Interest rate swaps, less than 10 years (fair value hedge)	60.0	1)	—	(8.9)	—	—	—

Total derivatives designated as hedging instruments	$112.5

Hedged item (fair value hedge)
Fixed rate private placement debt due 2019	$60.0		—	$8.9	—	—	—

Total gain (loss) in Consolidated Statement of income				$0.0

1)	The hedged item related to the fair value hedge consists of a $60 million debt note which matures in 2019.

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENT OF INCOME JANUARY-DECEMBER

	Nominal volume			Other financial items, net			Interest expense			Interest income
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$—	$40.3	$20.3	$(3.8)	$2.0	$1.5	$0.1	$0.2	$0.1	$—	$—	$—
Cross currency interest rate swaps, less than 2 years	—	—	40.3	—	—	2.9	—	—	0.2	—	—	—
Foreign exchange swaps	845.2	1,486.2	1,379.3	6.8	(1.0)	20.2	0.2	(0.3)	(0.2)	—	—	—

Total derivatives not designated as hedging instruments	$845.2	$1,526.5	$1,439.9

All amounts recognized in the Consolidated Statements of Income related to derivatives, not designated as hedging instruments, relate to economic hedges and thus have been materially offset by an opposite statements of income effect of the related financial liabilities or financial assets.

Assets and liabilities measured at fair value on a non-recurring basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a non-recurring basis. Assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets, including investments in affiliates, and restructuring liabilities (see Note 10).

The Company has determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and the Company’s assumptions about the use of the assets and settlements of liabilities, as observable inputs are not available. The Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy. To determine the fair value of long-lived assets, the Company utilizes the projected cash flows expected to be generated by the long-lived assets, then discounts the future cash flows over the expected life of the long-lived assets. For restructuring obligations, the amount recorded represents the fair value of the payments expected to be made, and such provisions are discounted if the payments are expected to extend beyond one year.

As of December 31, 2011 and 2010, the Company had $32.3 million and $48.6 million, respectively, of restructuring reserves which were measured at fair value upon initial recognition of the associated liability (see Note 10). The Company has not recorded any impairment charges on its long-lived assets during 2011. In 2010 and 2009, machinery and equipment with a carrying amount of $1.0 million and $5.3 million, respectively, was written down to its fair value of $0.0 million and $0.0 million, respectively, resulting in an impairment charge of $1.0 million and $5.3 million, respectively, which was included in the Consolidated Statements of Income. There will be no future identifiable cash flows related to this group of impaired assets.

4. Income Taxes

	000000	000000	000000
INCOME (LOSS) BEFORE INCOME TAXES	2011	2010	2009

U.S.	$165.1	$132.8	$(30.1)
Non-U.S.	663.2	672.7	35.6

Total	$828.3	$805.5	$5.5

	000000	000000	000000
PROVISION FOR INCOME TAXES	2011	2010	2009

Current
U.S. federal	$32.3	$60.9	$6.0
Non-U.S.	157.6	120.0	47.8
U.S. state and local	6.5	11.3	1.5
Deferred
U.S. federal	1.8	(8.9)	0.1
Non-U.S.	3.0	28.2	(62.5)
U.S. state and local	0.1	(1.5)	0.0

Total income tax expense (benefit)	$201.3	$210.0	$(7.1)

	0000	0000	0000
EFFECTIVE INCOME TAX RATE	2011	2010	2009

U.S. federal income tax rate	35.0%	35.0%	35.0%
Net operating loss carry-forwards	(1.3)	(0.9)	(70.9)
Non-utilized operating losses	1.4	0.1	172.7
Foreign tax rate variances	(7.5)	(8.6)	(408.9)
State taxes, net of federal benefit	0.5	0.8	41.8
Earnings of equity investments	(0.3)	(0.2)	(21.8)
Tax credits	(3.0)	(3.3)	(398.2)
Changes in tax reserves	(2.4)	(0.4)	32.7
Cost of double taxation	0.7	1.9	281.8
Withholding taxes	1.9	2.7	200.0
Other, net	(0.7)	(1.0)	6.7
Effective income tax rate	24.3%	26.1%	(129.1)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2011, the Company had net operating loss carry-forwards (NOL’s) of approximately $210 million, of which approximately $170 million have no expiration date. The remaining losses expire on various dates through 2029. The Company also has $3.6 million of U.S. Foreign Tax Credit carry forwards, which expire in 2021. The Company also has Investment Tax Credit carry forwards of $5.9 million, which expire in 2021.

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

The Company benefits from “tax holidays” in certain of its subsidiaries, principally in China. The foreign tax rate variance includes the effect of these tax holidays. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the establishment of an eligible company. These tax holidays have resulted in income tax savings of approximately $10 million ($0.11 per share) in 2011, $18 million ($0.20 per share) in 2010 and $12 million ($0.14 per share) in 2009. These special holiday rates are expected to be available for one more year.

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

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2009. With few exceptions, the Company is no longer subject to income tax examination by U.S. state or local tax authorities or by non-U.S. tax authorities for years before 2003. The Internal Revenue Service (IRS) began an examination of the Company’s 2003-2005 U.S. income tax returns in the second quarter of 2006. On March 31, 2009, the IRS field examination team issued an examination report in which the examination team proposed to increase the Company’s U.S. taxable income due to alleged incorrect transfer pricing in transactions between a U.S. subsidiary and other subsidiaries during the period 2003 through 2005. The Company, after consultation with its tax counsel, filed a protest to the examination report to seek review of the examination report by the Appeals Office of the IRS. By letter dated June 1, 2010, the Appeals Office team assigned to review the examination report informed the Company that it had concluded that the IRS should withdraw all of the adjustments that would have increased the Company’s taxable income due to alleged incorrect transfer pricing. In April 2011, the Company was informed that the IRS internal review process had been concluded and that the proposed resolution had been sent to the U.S. Joint Committee on Taxation for review within the context of a refund the Company was claiming for the same period. In June 2011, the Company was notified by the IRS that the Joint Committee had cleared the Appeals Office resolution of Autoliv’s 2003-2005 tax returns, and the Company has now completed the formalities to close the IRS audit of 2003-2005. In addition, the IRS began an examination of the Company’s 2006-2008 U.S. income tax returns in the third quarter of 2009. There were no material adjustments resulting from this audit cycle, and the Company has now completed the formalities to close the IRS audit of 2006-2008. In addition, the Company is undergoing tax audits in several non-U.S. jurisdictions covering multiple years. As of December 31, 2011, as a result of those tax examinations, the Company is not aware of any proposed income tax adjustments that would have a material impact on the Company’s financial statements. As a result of the conclusion of the U.S. tax audits and other proceedings, the Company released approximately $24 million of its tax reserves in the second quarter of 2011. In addition, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of January 1, 2011, the Company had recorded $42.3 million for unrecognized tax benefits related to prior years, including $9.1 million of accrued interest and penalties. During 2011, the Company recorded a net decrease of $20.1 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years and recorded a decrease of $6.6 million for interest and penalties related to unrecognized tax benefits of prior years. The Company had $2.5 million accrued for the payment of interest and penalties as of December 31, 2011. Of the total unrecognized tax benefits of $15.6 million recorded at December 31, 2011, $13.3 million is classified as current income tax payable and $2.3 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Consolidated Balance Sheet. Substantially all of these reserves would impact the effective tax rate if released into income.

TABULAR PRESENTATION OF TAX BENEFITS UNRECOGNIZED	2011	2010	2009

Unrecognized tax benefits at beginning of year	$33.2	$37.1	$34.1
Gross amounts of increases and decreases: Increases as a result of tax positions taken during a prior period	5.1	0.0	0.0
Decreases as a result of tax positions taken during a prior period	(4.0)	(0.0)	(0.5)
Increases as a result of tax positions taken during the current period	1.9	1.2	8.1
Decreases as a result of tax positions taken during the current period	0.0	0.0	0.0
Decreases relating to settlements with taxing authorities	(5.1)	(1.0)	(0.0)
Decreases resulting from the lapse of the applicable statute of limitations	(15.9)	(4.2)	(5.6)
Translation Difference	(1.2)	0.1	1.0

Total unrecognized tax benefits at end of year	$14.0	$33.2	$37.1

DEFERRED TAXES DECEMBER 31	2011	2010

Assets
Provisions	$96.1	$91.1
Costs capitalized for tax	5.9	8.0
Property, plant and equipment	27.2	47.5
Retirement Plans	79.8	58.2
Tax receivables, principally NOL’s	80.8	62.4
Deferred tax assets before allowances	$289.8	$267.2
Valuation allowances	(41.7)	(30.1)

Total	$248.1	$237.1

Liabilities
Acquired intangibles	$(31.9)	$(37.6)
Statutory tax allowances	(2.1)	(2.2)
Insurance deposit	(7.6)	(7.2)
Distribution taxes	(32.0)	(32.0)
Other	(1.4)	(0.2)

Total	$(75.0)	$(79.2)

Net deferred tax asset	$173.1	$157.9

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS DECEMBER 31	2011	2010	2009

Allowances at beginning of year	$30.1	$54.2	$37.6
Benefits reserved current year	31.2	2.9	15.3
Benefits recognized current year	(15.1)	(33.5)	(3.7)
Write-offs and other changes	(1.5)	5.9	2.7
Translation difference	(3.0)	0.6	2.3
Allowances at end of year	$41.7	$30.1	$54.2

U.S. federal income taxes have not been provided on $3.4 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. Most of these undistributed earnings are not subject to withholding taxes upon distribution to intermediate holding companies. However, when appropriate, the Company provides for the cost of such distribution taxes. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $3.4 billion of earnings were to be distributed to the United States.

5. Receivables

DECEMBER 31	2011	2010	2009

Receivables	$1,466.1	$1,375.1	$1,061.8
Allowance at beginning of year	$(7.5)	$(8.7)	$(9.9)
Reversal of allowance	1.7	2.2	5.2
Addition to allowance	(4.7)	(2.1)	(7.2)
Write-off against allowance	2.0	0.9	3.5
Translation difference	0.2	0.2	(0.3)
Allowance at end of year	$(8.3)	$(7.5)	$(8.7)

Total receivables, net of allowance	$1,457.8	$1,367.6	$1,053.1

6. Inventories

DECEMBER 31	2011	2010	2009

Raw material	$295.5	$271.8	$243.2
Work in progress	219.9	216.7	205.3
Finished products	184.0	154.8	125.3

Inventories	$699.4	$643.3	$573.8

Inventory reserve at beginning of year	$(81.6)	$(84.8)	$(80.7)
Reversal of reserve	5.1	8.1	6.9
Addition to reserve	(17.2)	(16.1)	(17.9)
Write-off against reserve	16.9	10.2	8.8
Translation difference	0.7	1.0	(1.9)

Inventory reserve at end of year	$(76.1)	$(81.6)	$(84.8)

Total inventories, net of reserve	$623.3	$561.7	$489.0

7. Investments and Other Non-current Assets

As of December 31, 2011 the Company had invested in four affiliated companies which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method, which means that a proportional share of the affiliated company’s net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Income, the proportional share of the affiliated company’s net income (loss) is reported as “Equity in earnings of affiliates”. The Company is applying deposit accounting for an insurance arrangement. For additional information on derivatives see Note 3.

DECEMBER 31	2011	2010

Investments in affiliated companies	$21.0	$21.4
Deferred tax assets	162.1	151.9
Income tax receivables	33.2	—
Derivative assets	15.1	9.3
Long-term interest bearing deposit (insurance arrangement)	22.6	22.6
Other non-current assets	25.6	22.9

Investments and other non-current assets	$279.6	$228.1

The most significant investments in affiliated companies and the respective percentage of ownership are:

COUNTRY	Ownership %	Company name

France	49%	EAK SA Composants pour L’Industrie Automobile
France	49%	EAK SNC Composants pour L’Industrie Automobile
Malaysia	49%	Autoliv-Hirotako Safety Sdn Bhd (parent and subsidiaries)
China	30%	Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd.

8. Property, Plant and Equipment

DECEMBER 31	2011	2010	Estimated life

Land and land improvements	$118.5	$107.6	n/a to 15
Machinery and equipment	2,819.2	2,751.3	3-8
Buildings	739.0	718.0	20-40
Construction in progress	177.8	125.3	n/a
Property, plant and equipment	$3,854.5	$3,702.2
Less accumulated depreciation	(2,733.3)	(2,676.4)

Net of depreciation	$1,121.2	$1,025.8

	0000000	0000000	0000000
DEPRECIATION INCLUDED IN	2011	2010	2009

Cost of sales	$221.0	$233.6	$252.4
Selling, general and administrative expenses	8.7	8.7	15.4
Research, development and engineering expenses	20.0	21.4	23.4

Total	$249.7	$263.7	$291.2

No fixed asset impairments were recognized during 2011. Total fixed asset impairments in 2010 were $1.0 million, of which all were associated with restructuring activities. Total impairments recognized in 2009 were $5.3 million, of which all were associated with restructuring activities.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2011 and 2010, amounted to $0.9 million and $1.6 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2011 and 2010, amounted to $2.1 and $3.7 million, respectively.

9. Goodwill and Intangible Assets

UNAMORTIZED INTANGIBLES	2011	2010

Goodwill
Carrying amount at beginning of year	$1,612.3	$1,614.4
Acquisitions and purchase price adjustments	—	1.5
Translation differences	(5.3)	(3.6)

Carrying amount at end of year	$1,607.0	$1,612.3

	000000	000000
AMORTIZED INTANGIBLES	2011	2010

Gross carrying amount	$393.6	$379.0
Accumulated amortization	(284.4)	(269.3)

Carrying value	$109.2	$109.7

No significant impairments were recognized during 2011, 2010 or 2009.

At December 31, 2011, goodwill assets include $1.2 billion associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

The aggregate amortization expense on intangible assets was $18.6 million in 2011, $18.0 million in 2010, and $23.1 million in 2009. The estimated amortization expense is as follows (in millions): 2012: $18.4; 2013: $18.0; 2014: $13.9, 2015: $9.8 and 2016: $8.8.

10. Restructuring and Other Liabilities

Restructuring

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2008 to December 31, 2011.

2011

In 2011, the employee-related restructuring provisions, made on a case-by-case basis, relate mainly to headcount reductions throughout Europe and North America. Reversals in 2011 mainly relate to restructuring reserves in Europe and were due to capacity reduction that was not as severe as originally communicated. The cash payments mainly relate to high-cost countries in Europe and in Australia. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of Income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2010 to December 31, 2011.

	December 31 2010	Provision/ Charge	Provision/ Reversal	Cash payments	Translation difference	December 31 2011

Restructuring employee-related	$48.4	$10.1	$(4.9)	$(22.2)	$(0)	$31.4
Other	0.2	0.8	—	(0.1)	—	0.9

Total reserve	$48.6	$10.9	$(4.9)	$(22.3)	$(0)	$32.3

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

The increase in reserve in 2011 mainly relates to warranties. The increase in the reserve in 2010 mainly relates to recalls. The increase in the reserve in 2009 is mainly related to warranties.

Cash payments in 2011 mainly relates to recalls. Cash payments have been made mainly for warranty related issues in connection with a variety of different products and customers for both 2009 and 2010.

The table to the right summarizes the change in the balance sheet position of the product-related liabilities.

DECEMBER 31	2011	2010	2009

Reserve at beginning of the year	$39.2	$30.6	$16.7
Change in reserve	14.8	25.4	23.5
Cash payments	(21.2)	(17.0)	(10.1)
Translation difference	0.2	0.2	0.5

Reserve at end of the year	$33.0	$39.2	$30.6

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

Short-Term Debt

Total short-term debt including DRD of $299 million consists of $240 million of short-term portion of long-term loans. $107 million of this represents the notes related to the equity units which were issued at a discount (in March 2009) and whose discount has been partly amortized in 2011 but are now carried at a premium due to an accrual of future interest payments. After considering the repurchases of equity units made in 2010, the notes will have a carrying amount of $106 million, excluding accrued interest at their maturity on April 30, 2012. The premium was $1 million at December 31, 2011. An interest coupon of 8% is paid on the notes of the equity units until the repricing. The average effective interest rate on these notes including cash coupon and amortization is 15% from March 2009 until repricing. In 2011, total interest cost for the equity units was $16 million. Another $110 million of short-term portion of long-term debt represents U.S private placement notes which carry fixed interest rates of 5.6% which will mature in November 2012. The remaining short-term portion of long-term loans are loans and financing at subsidiary level, primarily $13 million of loans in Brazil carrying interest rates of 4.5% and $9 million of loans in Japan carrying interest rates of 1.6%.

The Company’s subsidiaries also have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2011, excluding commercial paper facilities as described below, amounted to $422 million, of which $59 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2011 was $363 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2011 and 2010 excluding short-term portion of long-term debt was 8.8% and 2.2%, respectively. The higher interest costs at December 31, 2011 relates to higher borrowings in Brazilian Real.

Long-Term Debt-Outstanding Loans

Long-term debt of $348 million consists of $290 million of senior notes issued in 2007 as private placements by Autoliv ASP Inc., a wholly owned subsidiary of the Company. The notes were guaranteed by the Company and consist of 4 tranches of varying sizes maturing in 2012 (see above), 2014, 2017 and 2019 respectively, which all carried fixed interest rates between 5.6% and 6.2%. The Company entered into swap arrangements with respect to part of the proceeds of the notes offering, most of which were cancelled in 2008 resulting in a mark-to-market gain. This gain is amortized through interest expense over the life of the respective notes.

As of December 31, 2011, only one interest rate swap with nominal value of $60 million remains outstanding. Consequently, $230 million of the long-term notes carry fixed interest rates varying between 4.6% and 5.8%, when including the amortization of the cancelled swaps, while $60 million carry floating interest rates at three-month LIBOR + 1.0%.

In 2011 the Company repurchased a SEK 600 million note ($86 million equivalent) maturing in 2014 which was carrying a floating interest of STIBOR +3.9% at a discount and as a result reported $6.2 million as debt extinguishment cost. The Company also, to the same investor, issued a SEK 300 million note ($43 million equivalent) maturing in 2017 carrying a floating interest rate of STIBOR + 0.95%.

The remaining other long-term debt of $15 million, consisted primarily of $8 million equivalent of loans borrowed from Japanese banks by Autoliv KK (a wholly-owned subsidiary) which carry interest rates of 1.6% and a $6 million equivalent loan borrowed from the Brazilian Development Bank by Autoliv do Brazil Ltda. (a wholly-owned subsidiary) which carries an interest rate of 4.5%.

Long-Term Debt-Loan Facilities

In April 2011, the Company refinanced its revolving credit facility of $1,100 million. The new facility of the same amount, is syndicated among 14 banks and matures in 2016. It also has two extension options where Autoliv can request the banks to extend the maturity to 2017 and 2018, respectively, on the first and second anniversary of the April 2011 loan facility, a so called 5+1+1 structure.

The Company pays a commitment fee of 0.19% (given the rating of BBB+ from Standard & Poor’s at December 31, 2011). Financing costs of $5 million were incurred in connection with this facility, which are amortized over the expected life of the facility. Borrowings under this facility are unsecured and bear interest based on the relevant LIBOR or IBOR rate. The commitment is available for general corporate purposes. Borrowings are prepayable at any time and are due at the respective expiration date.

In June 2009, Autoliv AB, (a wholly-owned subsidiary) received an 18-month irrevocable loan commitment from the European Investment Bank (EIB) of €225 million ($291 million equivalent). In July 2011 this commitment was amended and extended and the commitment is now valid until December 2012 and loans with an average maturity of up to 5 years and a final maturity of up to 8 years are available. In the amendment a reduction of the interest cost was agreed and now loans under this commitment will carry an interest rate of EIB cost of funds plus 0.3%. None of these facilities were utilized at year end 2011.

In 2011 Autoliv also cancelled two other revolving credit facilities of a total U.S. dollar equivalent of $488 million as the Company’s refinanced credit facility and other commitments are more cost efficient.

As a result Autoliv has a total of $1.4 billion of unutilized long-term debt facilities or commitments available. The Company is not subject to any financial covenants, i.e. performance related restrictions in any of its significant long-term borrowings or commitments.

The Company has two commercial paper programs: one SEK 7 billion (approx. $1,008 million) Swedish program and one $1,000 million U.S. program. Due to the strong cash flow generation in 2011, both programs were unutilized at year-end. When notes have been outstanding under these programs, all of the notes have been classified as long-term debt because the Company has had the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the long-term credit facilities described above.

Credit Risk

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $150 million per bank. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing. In addition to this, deposits can be placed in U.S. and Swedish government paper as well as up to $600 million in certain AAA-rated money market funds. At year end 2011, the Company had $436 million in money market funds and zero in government paper.

The table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

Debt Profile

PRINCIPAL AMOUNT BY EXPECTED MATURITY	2012		2013	2014	2015	2016	Thereafter	Total long-term	Total

US private placement notes (incl. DRD1)) (Weighted average interest rate 4.9%)2)	$110.0		$—	$125.0	$—	$—	$165.0	$290.0	$400.0
Overdraft/Other short-term debt (incl. DRD1)) (Weighted average interest rate 8.8%)	59.2		—	—	—	—	—	—	59.2
Notes issued as a part of Equity units (interest rate 15%)3)	107.2	4)	—	—	—	—	—	—	107.2
Medium-term notes (Weighted average interest rate 3.6%)	—		—	—	—	—	43.3	43.3	43.3
Other long-term loans, incl. current portion5) (Weighted average interest rate 3.1%)	22.4		10.5	2.9	1.7	—	—	15.1	37.5
Total debt as cash flow, (incl. DRD1))	$298.8		$10.5	$127.9	$1.7	$—	$208.3	$348.4	$647.2
DRD adjustment	4.0		—	—	—	—	15.1	15.1	19.1

Total debt as reported	$302.8		$10.5	$127.9	$1.7	$—	$223.4	$363.5	$666.3

1)	Debt Related Derivatives (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.
2)	Interest rates will change as roll-overs occur prior to final maturity.
3)	The effective interest rate on the notes including cash coupon and amortization is 15% until repricing.
4)	Repricing in 2012, final maturity in 2014.
5)	Primarily loans from Japanese banks in JPY and loans from Brazilian banks in BRL.

13. Shareholders’ Equity

The number of shares outstanding as of December 31, 2011 was 89,293,127.

DIVIDENDS	2011	2010	2009

Cash dividend paid per share	$1.73	$0.65	$0.21
Cash dividend declared per share	$1.78	$1.05	$—

OTHER COMPREHENSIVE (LOSS) INCOME / ENDING BALANCE1)	2011	2010	2009

Cumulative translation adjustments	$38.4	$81.0	$110.6
Net gain/(loss) of cash flow hedge derivatives	—	0.0	(0.2)
Net pension liability	(80.7)	(44.6)	(36.1)

Total (ending balance)	$(42.3)	$36.4	$74.3

Deferred taxes on cash flow hedge derivatives	$—	$0.0	$0.0
Deferred taxes on the pension liability	$45.5	$25.0	$20.8

1)	The components of Other Comprehensive (Loss) Income are net of any related income tax effects.

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

The Settlement Rate is based on the applicable market value of the Company’s common stock on the settlement date. The minimum and maximum number of shares to be issued under the purchase contracts, calculated at December 31, 2011, is 5.7 million, if the Autoliv share price is $19.20 or higher, and 6.9 million, if the price is $16.00 or less, giving effect to the dividends paid in 2011 and 2010, totalling $154.3 million and $57.7 million, respectively, and the exchange of Equity Units discussed below.

The Company intends to remarket the Notes prior to March 31, 2012 whereby the interest rate on the Senior Notes will be reset and certain other terms of the Senior Notes may be modified in order to generate sufficient remarketing proceeds to satisfy the Equity Unit holders’ obligations under the purchase contract. If the Senior Notes are not successfully remarketed, then a put right of holders of the notes will be automatically exercised unless such holders (a) notify the Company of their intent to settle their obligations under the purchase contracts in cash, and (b) deliver $25 in cash per purchase contract, by the applicable dates specified by the purchase contracts. Following such exercise and settlement, the Equity Unit holders’ obligations to purchase shares of Common Stock under the purchase contracts will be satisfied in full, and the Company will deliver the shares of Common Stock to such holders.

The Company allocated proceeds received upon issuance of the Equity Units based on relative fair values at the time of issuance. The fair value of the purchase contract at issuance was $3.75 and the fair value of the note was $21.25. The discount on the notes is amortized using the effective interest rate method. Accordingly, the difference between the stated rate (i.e. cash payments of interest) and the effective interest rate is credited to the value of the notes. Thus, at the end of the three years, the notes will be stated on the balance sheet at their face amount. The Company allocated 1% of the 6% of underwriting commissions paid to the debt as deferred charges based on commissions paid for similar debt issuances, but including factors for market conditions at the time of the offering and the Company’s credit rating. The deferred charges are being amortized over the life of the note (until remarketing day) using the effective interest rate method. The remaining underwriting commissions of 5% were allocated to the equity forward and recorded as a reduction to paid-in capital.

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

Share Repurchase Program

In total, Autoliv has repurchased 34.3 million shares between May 2000 and September 2008 for cash of $1,473.2 million, including commissions. Of the total amount of repurchased shares, 14.7 million shares were utilized for the equity offering in 2009, 3.1 million shares were utilized for the repurchase of equity units in second quarter of 2010, and 3.1 million shares were utilized by the Stock Incentive Plan whereof 0.3 million, 0.8 million and 0.1 million were utilized during 2011, 2010 and 2009, respectively. At December 31, 2011, 13.5 million of the repurchased shares remain in treasury stock, of which 5.7-6.9 million shares will be used, on April 30, 2012, for the settlement of the purchase contract component of the equity units.

In 2007, the Board of Directors approved an expansion of the Company’s existing Stock Repurchase Program. Under this mandate, another 3,188,045 Autoliv shares may be repurchased.

14. Supplemental Cash Flow Information

The Company’s acquisitions and divestitures of businesses, net of cash acquired were as follows:

	2011	2010	2009

Acquisitions:
Fair value of assets acquired excluding cash	$(32.4)	$(133.9)	$(47.1)
Fair value of non-controlling interests	—	4.2	—
Liabilities assumed	9.2	52.3	10.8

Acquisition of businesses, net of cash acquired	$(23.2)	$(77.4)	$(36.3)

	2011	2010	2009

Divestitures of business, net of cash disposed	$5.4	$—	$—

Payments for interest and income taxes were as follows:

	2011	2010	2009

Interest	$68	$63	$74
Income taxes	$257	$149	$31

15. Stock Incentive Plan

Under the amended and restated Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) adopted by the Shareholders, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units (RSUs). All stock options are granted for 10-year terms, have an exercise price equal to the fair market value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is generally from treasury shares. The Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2011, 5,123,967 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see below.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2008, 2007 and 2006 (vested in 2011, 2010 and 2009) was $4.5 million, $5.8 million and $4.8 million, respectively. The aggregate intrinsic value for RSU’s outstanding at December 31, 2011 was $17.1 million.

The weighted average grant date fair value of stock options granted during 2011, 2010 and 2009 was estimated at $23.27, $13.67 and $3.93 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2011	2010	2009

Risk-free interest rate	2.2%	2.5%	2.0%
Dividend yield	2.2%	2.2%	2.3%
Expected life in years	4.1	4.1	4.1
Expected volatility	45.0%	42.0%	34.0%

The Company uses historical exercise data for determining the expected life assumption. Expected volatility is based on historical volatility.

The total stock (RSUs and stock options) compensation cost recognized in the Consolidated Statements of Income for 2011, 2010 and 2009 was $7.4 million, $6.9 million and $6.2 million, respectively.

The total compensation cost related to non-vested awards not yet recognized is $4.5 million for RSUs and the weighted average period over which this cost is expected to be recognized is approximately two years. There is no significant compensation cost not yet recognized for stock options.

Information on the number of RSUs and stock options related to the Plan during the period 2009 to 2011 is as follows:

RSUs	2011	2010	2009

Outstanding at beginning of year	360,928	351,659	234,259
Granted	64,599	102,120	201,766
Shares issued	(84,294)	(83,243)	(70,364)
Cancelled/Forfeited/Expired	(21,111)	(9,608)	(14,002)
Outstanding at end of year	320,122	360,928	351,659

STOCK OPTIONS	Number of options	Weighted average exercise price

Outstanding at Dec 31, 2008	1,213,977	$45.05
Granted	605,300	16.31
Exercised	(36,085)	18.12
Cancelled/Forfeited/Expired	(196,574)	39.31
Outstanding at Dec 31, 2009	1,586,618	$35.41
Granted	303,960	44.80
Exercised	(717,837)	30.90
Cancelled/Forfeited/Expired	(16,775)	53.96
Outstanding at Dec 31, 2010	1,155,966	$40.31
Granted	193,833	72.95
Exercised	(244,218)	40.32
Cancelled/Forfeited/Expired	(32,579)	38.38
Outstanding at Dec 31, 2011	1,073,002	$46.26

OPTIONS EXERCISABLE

At December 31, 2009	1,003,818	$46.50
At December 31, 2010	854,056	$38.73
At December 31, 2011	886,605	$40.65

The following summarizes information about stock options outstanding and exercisable on December 31, 2011:

RANGE OF EXERCISE PRICES	Number outstanding	Remaining contract life (in years)	Weighted average exercise price

$16.31 – $19.96	198,950	6.54	$16.62
$21.36 – $29.37	34,700	1.00	21.36
$40.26 – $49.60	410,830	5.67	45.50
$51.67 – $72.95	428,522	7.22	62.68

	1,073,002	6.30	$46.26

RANGE OF EXERCISE PRICES	Number exercisable	Remaining contract life (in years)	Weighted average exercise price

$16.31 – $19.96	198,950	6.54	$16.62
$21.36 – $29.37	34,700	1.00	21.36
$40.26 – $49.60	410,830	5.67	45.50
$51.67 – $72.95	242,125	5.74	54.95

	886,605	5.70	$40.65

The total aggregate intrinsic value, which is the difference between the exercise price and $53.49 (closing price per share at December 31, 2011), for all “in the money” stock options outstanding and exercisable was $12.0 million and $12.0 million, respectively.

16. Contingent Liabilities

Legal Proceedings

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters.

Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, and with the exception of the antitrust investigations described below, it is the opinion of management that the various lawsuits to which the Company currently is a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience material litigation, product liability or other losses in the future.

In 2009, Autoliv initiated a closure of its Normandy Precision Components (NPC) plant located in France. Most of the former NPC-employees have filed claims in French courts claiming damages in an aggregate amount of €11 million (approximately $14 million) and/or other remedies. While we intend to vigorously defend against this action, the outcome is unpredictable and any reserves may not be sufficient to cover any associated expense.

On April 19, 2010, SEVA Technologies SA (“SEVA”) initiated actions against several employees and wholly-owned subsidiaries of Autoliv, Inc. In the actions, SEVA alleges that the defendants misappropriated confidential information disclosed under a non-disclosure agreement and used such information to obtain a patent. SEVA has indicated that it may seek damages of €22 million (approximately $28 million). Autoliv has rejected the claims and has made no provisions for any expenses relating thereto but continues to evaluate the matter as SEVA amends or modifies its allegations.

As previously reported, Autoliv ASP Inc., a Company subsidiary, received a grand jury subpoena from the Antitrust Division of the United States Department of Justice (“DOJ”) on February 8, 2011. The subpoena requested documents and information as part of a long-running investigation into possible anti-competitive behavior among certain suppliers to the automotive vehicle industry, including Autoliv. On June 7-9, 2011, representatives of the European Commission (“EC”), the European antitrust authority, visited two facilities of Autoliv BV & Co KG, a Company subsidiary in Germany, to gather information for a similar inquiry.

The DOJ and EC investigations are still ongoing. It is the Company’s policy to cooperate with governmental investigations. As previously disclosed, it is probable that, for the reporting periods in which the related liabilities become estimable or the investigations are resolved, the Company’s operating results and cash flows will be materially adversely impacted. However, given the ongoing nature of the investigations and the uncertainties associated with them, the Company is not yet able to predict or estimate the duration of the investigations, what their future scope may be, what, if any, conduct each regulatory authority may pursue, what each regulatory authority may conclude, or what sanctions each regulatory authority will seek. As a result, the Company remains unable to estimate the impact these investigations will have or predict the reporting periods in which such impacts may be recorded. Accordingly, it is not possible for the Company to determine a range of any loss given these uncertainties. Consequently, the Company has not recorded a provision for loss as of December 31, 2011.

Product Warranty, Recalls and Intellectual Property

Autoliv is exposed to various claims for damages and compensation if products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected the Company faces warranty and recall claims. If such (actual or alleged) failure results in bodily injury and/or property damage, the Company may also face product-liability claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company’s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by customers may be material. However, the Company believes its established reserves are adequate to cover potential warranty settlements. Autoliv’s warranty reserves are based upon the Company’s best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from the Company’s recorded estimates.

In addition, the global platforms and procedures used by vehicle manufacturers have led to quality performance evaluations being conducted on an increasingly global basis. Any one or more quality, warranty or other recall issue(s) (including those affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures such as a temporary or prolonged suspensions of new orders, which may have a material impact on the Company’s results of operations.

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

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company seeks to identify the intellectual property rights of relevance to its products, and, where relevant, tries to procure the necessary rights to utilize such intellectual property rights, we may fail to do so. When this happens, the Company may be exposed to material claims from the owners of such rights. If the Company has sold products which infringe upon such rights, our customers may be entitled to be indemnified by us for the claims they suffer as a result thereof. Such claims could be material.

17. Lease Commitments

Operating Lease

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancellable and include renewals, expire at various dates through 2045. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $36.4 million for 2011, $29.4 million for 2010 and $28.3 million for 2009.

At December 31, 2011, future minimum lease payments for non-cancellable operating leases total $98.7 million and are payable as follows (in millions): 2012: $29.3; 2013: $22.5; 2014: $17.3; 2015: $9.4; 2016: $7.8; 2017 and thereafter: $12.4.

Capital Lease

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2015. At December 31, 2011, future minimum lease payments for non-cancellable capital leases total $1.9 million and are payable as follows (in millions): 2012: $0.7; 2013: $0.5; 2014: $0.4; 2015: $0.3; 2016: $0.0; 2017 and thereafter: $0.0.

18. Retirement Plans

Defined Contribution Plans

Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to defined contribution plans for the years ended December 31, 2011, 2010 and 2009 were $13.2 million, $13.2 million and $13.5 million, respectively.

Multiemployer Plans

The Company participates in multiemployer plans in Sweden, Canada, Spain and the Netherlands, which are all deemed insignificant. The largest of these plans is in Sweden; the ITP-2 pension plan, which is funded through Alecta. For employees born before 1979, the plan provides a final pay pension benefit based on all service with participating employers. The Company must pay for pay increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits. The plan is more than 100% funded. The Company contributions to the multiemployer plan in Sweden for the year ended December 31, 2011, 2010 and 2009 were $1.8 million, $2.1 million and $2.2 million respectively.

Defined Benefit Plans

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., Canada, Germany, France, Japan, Mexico, Sweden, South Korea, India, Turkey, Philippines and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants. The main plan is the U.S. plan for which the benefits are based on an average of the employee’s earnings in the years preceding retirement and on credited service. The Company has closed participation in the Autoliv ASP, Inc. Pension Plan to exclude those employees hired after December 31, 2003. Within the U.S. there is also a non-qualified restoration plan that provides benefits to employees whose benefits in the primary U.S. plan are restricted by limitations on the compensation that can be considered in calculating their benefits. For the Company’s non-U.S. defined benefit plans the most significant individual plan resides in the U.K. The Company has closed participation in the U.K. defined benefit plan to exclude all employees hired after April 30, 2003 with few members accruing benefits. Last year the defined benefit plans in Japan represented the most significant non-U.S. plans. In October 2011 approximately half of the benefit obligation and all plan assets in Japan were settled, requiring additional contributions, and converted into a new defined contribution plan.

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE PERIODS ENDED DECEMBER 31
	U.S.		Non-U.S.
	2011	2010	2011	2010

Benefit obligation at beginning of year	$190.4	$171.9	$170.2	$133.5
Service cost	6.3	5.1	12.3	10.0
Interest cost	10.0	9.1	7.6	6.5
Actuarial (gain) loss due to:
Change in discount rate	31.0	20.1	9.5	9.4
Experience	5.9	(9.9)	(0.1)	3.5
Other assumption changes	19.4	(1.8)	(4.9)	2.6
Plan participants’ contributions	—	—	0.2	0.2
Plan amendments	—	—	0.8	0.5
Benefits paid	(5.7)	(4.1)	(8.5)	(8.0)
Settlements	(0.3)	—	(25.3)	(1.9)
Curtailments	—	—	0.3	(0.2)
Special termination benefits	—	—	0.1	0.2
Acquisitions	—	—	—	10.0
Other	—	—	(0.1)	(0.2)
Translation difference	—	—	(1.6)	4.1

Benefit obligation at end of year	$257.0	$190.4	$160.5	$170.2

Fair value of plan assets at beginning of year	$136.9	$120.4	$87.7	$75.8
Actual return on plan assets	2.0	15.1	7.7	3.6
Company contributions	7.3	5.5	22.8	10.1
Plan participants’ contributions	—	—	0.2	0.2
Benefits paid	(5.7)	(4.1)	(8.5)	(8.0)
Settlements	—	—	(25.3)	(1.9)
Acquisitions	—	—	—	6.5
Other	—	—	(0.1)	(0.1)
Translation difference	—	—	(0.6)	1.5

Fair value of plan assets at year end	$140.5	$136.9	$83.9	$87.7

Funded status recognized in the balance sheet	$(116.5)	$(53.5)	$(76.6)	$(82.5)

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

The short-term portion of the pension liability is not significant.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS
	U.S.
	2011	2010	2009

Service cost	$6.3	$5.1	$5.9
Interest cost	10.0	9.1	10.0
Expected return on plan assets	(9.9)	(8.5)	(7.0)
Amortization of prior service credit	(1.0)	(1.0)	(1.0)
Amortization of actuarial loss	5.4	3.4	6.5
Settlement	0.4	—	—

Net periodic benefit cost	$11.2	$8.1	$14.4

	Non-U.S.
	2011	2010	2009

Service cost	$12.3	$10.0	$8.5
Interest cost	7.6	6.5	5.6
Expected return on plan assets	(4.4)	(4.2)	(3.4)
Amortization of prior service costs	0.1	0.2	0.1
Amortization of actuarial loss	1.0	0.5	0.4
Settlement loss (gain)	4.5	0.5	0.8
Curtailment loss (gain)	0.2	0.3	(2.5)
Special termination benefits	0.1	0.2	1.3

Net periodic benefit cost	$21.4	$14.0	$10.8

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $(1.0) million. Amortization of net losses is expected to be $7.6 million. Net periodic benefit cost associated with these U.S. plans was $11.2 million in 2011 and is expected to be around $15.8 million in 2012. The estimated prior service cost and net loss for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.1 and $1.4 million respectively. Net periodic benefit cost associated with these non-U.S. plans was $21.4 million in 2011 and is expected to be around $16.3 million in 2012. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 11 years for U.S. and 4-21 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31
	U.S.		Non-U.S.
	2011	2010	2011	2010

Net actuarial loss (gain)	$110.6	$52.5	$21.9	$26.4
Prior service cost (credit)	(5.0)	(6.0)	1.6	0.9

Total accumulated other comprehensive income recognized in the balance sheet	$105.6	$46.5	$23.5	$27.3

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX FOR THE PERIODS ENDED DECEMBER 31
	U.S.		Non-U.S.
	2011	2010	2011	2010

Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$46.5	$47.0	$27.3	$12.3
Net actuarial loss (gain)	64.1	1.9	1.2	14.6
Prior service cost (credit)	—	—	0.8	—
Amortization of prior service costs	1.0	1.0	(0.1)	(0.2)
Amortization of actuarial loss	(6.0)	(3.4)	(5.4)	(0.5)
Translation difference	—	—	(0.3)	1.1

Total retirement benefit recognized in accumulated other comprehensive income at end of year	$105.6	$46.5	$23.5	$27.3

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $198.5 and $163.6 million at December 31, 2011 and 2010, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $140.3 and $142.3 million at December 31, 2011 and 2010, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: the U.S., France, Germany, Japan and Sweden.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31
	U.S.		Non-U.S.
	2011	2010	2011	2010

Projected Benefit Obligation (PBO)	$257.0	$190.4	$87.6	$104.2
Accumulated Benefit Obligation (ABO)	$198.5	$163.6	$69.2	$77.7
Fair value of plan assets	$140.5	$136.9	$5.9	$17.8

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31
	U.S.		Non-U.S.1)
% WEIGHTED AVERAGE	2011	2010	2011	2010

Discount rate	4.60	5.05	1.50-5.50	1.25-6.00
Rate of increases in compensation level	3.50	3.80	2.25-5.00	2.25-6.50

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31
	U.S.
% WEIGHTED AVERAGE	2011	2010	2009

Discount rate	5.05	5.80	6.40
Rate of increases in compensation level	3.80	4.00	4.00
Expected long-term rate of return on assets	7.50	7.50	7.50

	Non-U.S.1)
% WEIGHTED AVERAGE	2011	2010	2009

Discount rate	1.25-6.00	1.75-7.00	2.00-7.60
Rate of increases in compensation level	2.25-6.50	2.25-5.00	2.25-5.00
Expected long-term rate of return on assets	1.50-6.25	2.00-6.25	1.80-7.00

1)	The Non-U.S. weighted average plan ranges in the tables above have been prepared using significant plans only, which in total represent more than 95% of the projected benefit obligation.

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

The level of equity exposure is currently targeted at approximately 65% for the primary U.S. plan and approximately 50% for all plans combined. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company assumes a long-term rate of return on the U.S. plan assets of 7.5% for calculating the 2011 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 1.50-6.25% for 2011. The closed U.K. plan which has a targeted and actual allocation of almost 100% debt instruments accounts for approximately 52% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plan during 2011 and 2010 amounting to $7.3 million and $5.5 million, respectively. Contributions to the U.K. plan during 2011 and 2010 amounted to $0.3 million and $0.4 million, respectively. The Company expects to contribute $6.7 million to its U.S. pension plan in 2012 and is currently projecting a yearly funding at approximately the same level in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $0.2 million in 2012 and in the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR YEARS ENDED DECEMBER 31
	U.S.	U.S.		Non-U.S.
ASSETS CATEGORY IN %, WEIGHTED AVERAGE	Target allocation	2011	2010	2011	2010

Equity securities	65	66	66	12	11
Debt instruments	35	34	34	59	48
Other assets	—	—	—	29	41

Total	100	100	100	100	100

The following table summarizes the valuation of the Company’s plan assets by the pricing observability levels:

Total carrying amount in statement of financial position December 31, 2011		Fair value measurement at December 31, 2011 using:
		Level 1	Level 2	Level 3

Assets
US Equity
Large Cap	$60.5	$60.5	$—	$—
Mid Cap	7.2	7.2	—	—
Small Cap	7.3	7.3	—	—
Non-US Equity	27.8	27.8	—	—
US Bonds
Government	20.2	20.2	—	—
Corporate	9.7	9.7	—	—
Aggregate	16.3	16.3	—	—
Non-US Bonds
Government	4.5	4.5	—	—
Corporate	46.4	46.4	—	—
Insurance Contracts	18.0	—	18.0	—
Cash or Cash Equivalents	6.5	6.5	—	—

Total	$224.4	$206.4	$18.0	$—

Total carrying amount in statement of financial position December 31, 2010		Fair value measurement at December 31, 2010 using:
		Level 1	Level 2	Level 3

Assets
US Equity
Large Cap	$57.5	$57.5	$—	$—
Mid Cap	7.7	7.7	—	—
Small Cap	7.9	7.9	—	—
Non-US Equity	30.2	26.2	4.0	—
US Bonds
Government	19.4	19.4	—	—
Corporate	8.8	8.8	—	—
Aggregate	16.9	16.9	—	—
Non-US Bonds
Government	8.0	5.0	3.0	—
Corporate	39.3	39.3	—	—
Insurance Contracts	20.9	—	20.9	—
Cash or Cash Equivalents	8.0	8.0	—	—

Total	$224.6	$196.7	$27.9	$—

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

PENSION BENEFITS EXPECTED PAYMENTS	U.S.	Non-U.S.

2012	$9.5	$4.9
2013	$10.5	$5.8
2014	$11.6	$6.4
2015	$12.9	$7.0
2016	$15.2	$7.6
Years 2017-2021	$94.2	$53.3

Postretirement Benefits Other than Pensions

The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service (15 years after December 31, 2006), are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. The plan was amended in 2003 to restrict participation to existing retirees who were eligible retirees as of December 31, 2003 and active employees who were eligible to participate in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. The plan provides a company paid subsidy based on service for all current and future retirees that qualify for retirement based on the restrictions stated above. Employees hired on or after January 1, 2004 are not eligible to participate in the plan. The amount of the company paid subsidy is frozen and will not change in the future. Generally, employees will need 15 years of service to qualify for a benefit from the plan in the future.

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31
	2011	2010	2009

Benefit obligation at beginning of year	$27.9	$28.1	$24.8
Service cost	1.3	1.2	1.1
Interest cost	1.5	1.4	1.6
Actuarial (gain) loss due to:
Change in discount rate	3.1	1.7	1.9
Experience	0.5	(3.7)	0.1
Other assumption changes	(2.7)	—	(0.6)
Benefits paid	(0.8)	(0.8)	(0.8)
Employee contributions	—	—	—

Benefit obligation at end of year	$30.8	$27.9	$28.1

Fair value of plan assets at beginning of year	$—	$—	$—
Company contributions	0.8	0.8	0.8
Benefits paid	(0.8)	(0.8)	(0.8)

Fair value of plan assets at end of year	$—	$—	$—

Accrued postretirement benefit cost recognized in the balance sheet	$(30.8)	$(27.9)	$(28.1)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The short-term portion of the liability for postretirement benefits other than pensions is not significant.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS
PERIOD ENDED DECEMBER 31	2011	2010	2009

Service cost	$1.3	$1.2	$1.1
Interest cost	1.5	1.4	1.6
Amortization of prior service cost	(0.1)	(0.1)	(0.1)
Amortization of actuarial loss	(0.1)	(0.3)	—

Net periodic benefit cost	$2.6	$2.2	$2.6

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX ASSOCIATED WITH POSTRETIREMENT BENEFIT PLANS OTHER THAN PENTIONS AS OF DECEMBER 31
	U.S.		Non-U.S.
	2011	2010	2011	2010

Net actuarial loss (gain)	$(1.6)	$(2.5)	$(1.0)	$(1.3)
Prior service cost (credit)	(0.3)	(0.4)	—	—

Total accumulated other comprehensive income recognized in the balance sheet	$(1.9)	$(2.9)	$(1.0)	$(1.3)

For measuring end-of-year obligations at December 31, 2011, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2011 and beyond. After 2006, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. The subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 4.60% in 2011 and 5.40% in 2010. The average discount rate used in determining the postretirement benefit cost was 5.40% in 2011, 5.80% in 2010 and 6.40% in 2009.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2011. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net gain and prior service credit for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $0.2 million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

POSTRETIREMENT BENEFITS EXPECTED PAYMENTS

2012	$1.0
2013	$1.1
2014	$1.2
2015	$1.4
2016	$1.5
Years 2017-2021	$10.2

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

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2011: GM 15% (incl. Opel, etc.), Renault 12% (incl. Nissan) and Ford 10%.

In 2010: GM 14% (incl. Opel, etc.) and Renault 13% (incl. Nissan).

In 2009: Renault 14% (incl. Nissan); Ford 13% (incl. Volvo Cars with 4%); Volkswagen 12% and GM 12% (incl. Opel, etc.).

NET SALES	2011	2010	2009

Europe	$3,102	$2,759	$2,551
Americas	2,559	2,194	1,311
China	982	813	484
Japan	758	791	499
Rest of Asia	831	614	276

Total	$8,232	$7,171	$5,121

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

External sales in the U.S. amounted to $1,920 million, $1,651 million and $918 million in 2011, 2010 and 2009, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $535 million, $431 million and $222 million in 2011, 2010 and 2009, respectively.

SALES BY PRODUCT	2011	2010	2009

Airbags and associated products1)	$5,393	$4,722	$3,250
Seatbelts and associated products2)	2,679	2,364	1,822
Active safety products	160	85	49

Total	$8,232	$7,171	$5,121

1)	Includes sales of steering wheels, passive safety electronics, inflators and initiators.
2)	Includes sales of seat components.

LONG-LIVED ASSETS	2011	2010

Europe	$641	$622
Americas	1,946	1,882
China	198	152
Japan	152	152
Rest of Asia	180	168

Total	$3,117	$2,976

Long-lived assets in the U.S. amounted to $1,774 million and $1,728 million for 2011 and 2010, respectively. For 2011, $1,518 million (2010, $1,526 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

20. Earnings Per Share

The weighted average shares used in calculating earnings per share were:

	2011	2010	2009

Weighted average shares basic	89.2	87.3	81.5
Effect of dilutive securities:
stock options/share awards	0.5	0.6	0.4
equity units	4.0	4.5	2.6

Weighted average shares diluted	93.7	92.4	84.5

For 2011 and 2010, 4.0 million and 4.5 million shares, respectively, were included in the dilutive weighted average share amount related to the equity units. The potential number of shares which will be converted in the future related to the equity units, calculated at December 31, 2011, varies between 5.7–6.9 million, for further information see Note 13.

Approximately 0.2 million, 0.1 million and 0.9 million common shares related to the Company’s Stock Incentive Plan, which were antidilutive during the respective year, but that could potentially dilute basic EPS in the future, are not included in the computation of the diluted EPS for 2011, 2010 and 2009, respectively.

21. Subsequent Events

There were no reportable events subsequent to December 31, 2011.

22. Quarterly Financial Data (unaudited)

2011	Q1	Q2	Q3	Q4

Net sales	$2,108.6	$2,061.5	$2,017.6	$2,044.7
Gross profit	466.0	421.6	411.2	429.1
Income before taxes	239.8	185.0	192.6	210.9
Net income attributable to controlling interests	181.5	145.0	138.4	158.5
Earnings per share
– basic	$2.04	$1.62	$1.55	$1.78
– diluted	$1.93	$1.54	$1.48	$1.70
Dividends paid	$0.40	$0.43	$0.45	$0.45

2010	Q1	Q2	Q3	Q4

Net sales	$1,720.8	$1,801.5	$1,740.9	$1,907.4
Gross profit	383.5	412.0	373.8	422.8
Income before taxes	179.2	205.9	189.6	230.8
Net income attributable to controlling interests	126.5	146.5	140.1	177.5
Earnings per share
– basic	$1.48	$1.69	$1.58	$2.01
– diluted	$1.39	$1.60	$1.51	$1.89
Dividends paid	$—	$—	$0.30	$0.35

EXCHANGE RATES FOR KEY CURRENCIES VS. U.S. DOLLAR

	2011 Average	2011 Year end	2010 Average	2010 Year end	2009 Average	2009 Year end	2008 Average	2008 Year end	2007 Average	2007 Year end
EUR	1.390	1.292	1.321	1.323	1.387	1.435	1.459	1.411	1.368	1.465
CNY	0.155	0.159	0.148	0.151	0.146	0.147	0.144	0.146	0.131	0.138
JPY/1000	12.570	12.881	11.411	12.268	10.692	10.877	9.738	11.093	8.491	8.844
KRW/1000	0.904	0.863	0.864	0.883	0.783	0.859	0.911	0.795	1.074	1.068
MXN	0.080	0.071	0.079	0.081	0.074	0.076	0.090	0.074	0.092	0.091
SEK	0.154	0.144	0.139	0.147	0.131	0.139	0.152	0.129	0.148	0.155

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 23, 2012                         Ernst & Young AB

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autoliv, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 of Autoliv, Inc. and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 23, 2012                         Ernst & Young AB

Glossary and Definitions

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

EBIT

Earnings before interest and taxes.

Free Cash Flow, Net

Cash flows from operating activities less capital expenditures, net.

Total Equity Ratio

Total equity relative to total assets.

Gross Margin

Gross profit relative to sales.

HCC

High-cost country (see pages 22-23 of the Annual Report for specification of our high-cost countries).

Headcount

Employees plus temporary, hourly personnel.

Interest-coverage Ratio

Operating income relative to interest expense, see page 51 of the Annual Report for reconciliation of this non-U.S. GAAP measure.

LCC

Low-cost country (see pages 22-23 of the Annual Report for specification of our low-cost countries).

Leverage Ratio

Net interest bearing debt in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 51 of the Annual Report for reconciliation of this non-U.S. GAAP measure.

LVP

Light vehicle production of light motor vehicles with a gross weight of up to 3.5 metric tons.

LMPU

Labor minutes per produced unit.

Net Debt

Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 38 of the Annual Report for reconciliation of this non-U.S. GAAP measure.

Net Debt to Capitalization

Net debt in relation to total equity (including non-controlling interest) and net debt.

Number of Employees

Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating Margin

Operating income relative to sales.

Operating Working Capital

Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See page 38 of the Annual Report for reconciliation of this non-U.S. GAAP measure.

PIIGS Countries

Portugal, Ireland, Italy, Greece and Spain combined.

Pretax Margin

Income before taxes relative to sales.

PPM

Rejected parts per million parts supplied.

RoA

Rest of Asia includes all Asian countries except China and Japan.

Return on Capital Employed

Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on Total Equity

Net income relative to average total equity.

Triad

Western Europe, North America and Japan combined.

Corporate Governance

This section should be read in conjunction with the proxy statement, which will be available at www.autoliv.com beginning the last week of March 2012. Please also refer to page 47-51 of the Annual Report about Risk Management and page 51 of the Annual Report about Internal Control in this Annual Report.

AUTOLIV IS A DELAWARE CORPORATION with its headquarters in Stockholm, Sweden. As a publicly traded U.S. corporation, the Company is subject primarily to U.S. state and federal corporate governance requirements as well as those of the New York Stock Exchange. Autoliv also has Swedish Depository Receipts traded on the NASDAQ OMX. In addition to, and consistent with, these statutory laws and regulations, Autoliv is also governed by its own charter documents and internal standards and policies through its Restated Certificate of Incorporation, Restated By-laws, Corporate Governance Guidelines and Standards of Business Conduct and Ethics.

These documents guide and assist the Board in the exercise of its responsibilities and reflect the Board’s commitment to foster a culture of integrity and monitor the effectiveness of policy and decision-making, both at the Board and management level. The Board views corporate governance as an integral part of the basic operations of the Company and a necessary element for long-term sustainable growth in stockholder value.

Shareholders’ Meeting

At the Shareholders’ Meeting each shareholder is entitled to one vote for each share of common stock owned. Shareholders can vote via the Internet, telephone or by proxy cards.

Business to be conducted at a Meeting shall only be that which has been properly brought before the Meeting and in compliance with our By-laws and Rule 14a-8 of the Exchange Act. For a shareholder proposal under Rule 14a-8 to be considered for inclusion in the proxy statement for our 2013 Shareholders’ Meeting, it must be received by us on or before November 26, 2012. If shareholders wish to present a proposal at our 2013 Shareholders’ Meeting but do not intend for the proposal to be included in our proxy statement, our By-laws provide that we must receive the written notice at our principal executive offices no earlier than the close of business on February 7, 2013 and no later than the close of business on March 9, 2013.

The Board

The Board is entrusted with, and responsible for, overseeing the business and affairs of the Company.

The Board monitors the performance of the Company in relation to its goals, strategy, competitors, and the performance of the Chief Executive Officer (CEO) and provides constructive advice and feedback. While the Company currently has, and strongly prefers, an independent chairman, the Board is free under our Corporate Governance Guidelines to choose its chairman in a way that it deems best for the Company.

The Board has full access to management and to Autoliv’s outside advisors. The work of the Board is reported annually in the proxy statement (see www.autoliv.com/investor/governance).

The Board has adopted Corporate Governance Guidelines that reflect its commitment to monitor the effectiveness of policy and decision-making both at the Board and management level. In order to ensure that the Company’s governing principles remain up-to-date and consistent with high levels of corporate governance, the Board periodically reviews the Company’s Corporate Governance Guidelines and amends them as appropriate. The Board recently reviewed and amended them effective December 20, 2011 to state that the composition of the Board should reflect the global nature of the Company’s operations and that a director should tender his or her resignation from the Board upon having attained the age of 72.

According to the Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board. Pursuant to our By-laws the directors are divided into three classes, each class serving for terms of three years. The Board believes that it should generally have no fewer than nine and no more than twelve directors.

Members of the Board of Directors are normally elected at the Shareholders’ Meeting. According to the By-Laws, directors are elected by a plurality of the votes of the shares present at a shareholders’ meeting in person or by proxy and entitled to vote thereon. However, pursuant to the Company’s Corporate Governance Guidelines, if a director nominee in an uncontested election fails to receive the approval of a majority of the votes cast on his or her election by the Company shareholders, the nominee shall promptly offer his or her resignation to the Board. A committee consisting of the Board’s independent directors (which will specifically exclude any director who is required to offer his or her own resignation) shall consider all relevant factors and decide on behalf of the Board whether to accept the resignation or take other action. The Company will publicly disclose the Board’s decision with regard to any resignation offered under these circumstances with an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the offered resignation.

Directors

Directors are expected to spend the time and effort necessary to properly discharge their responsibilities, and, accordingly, regular attendance of meetings of the Board and committees on which directors sit is expected. Directors are also expected to attend the annual Shareholders Meeting.

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Committee will consider director candidates nominated by shareholders.

Nominees for director are selected on the basis of many factors, including positions of leadership attained in the candidate’s area of expertise, business and financial experience relevant to the Company, possession of demonstrated sound business judgment, expertise relevant to the Company’s lines of business, independence from management, the ability to serve on standing committees and the ability to serve the interests of all shareholders. The Nominating and Corporate Governance Committee routinely considers board candidates with a broad range of educational and professional experience from a variety of countries. The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Currently, all board members, except for the CEO, are independent.

On an annual basis, the Board reviews the relations that each director has with the Company to assess independence. A director who is also an employee of the Company is generally expected to resign from the Board when his employment with the Company ends. New directors are provided information about Autoliv’s business and operations, strategic plans, significant financial, accounting and risk management issues, compliance programs and various codes and guidelines.

Board Compensation

A director who is also an officer of the Company does not receive additional compensation for service as a director.

Board compensation is disclosed in Autoliv’s Proxy Statement together with the compensation of the five most highly-compensated senior executives. Directors’ fees are the only compensation that the directors, including all of the members of the Audit Committee, can receive from Autoliv. In February 2012, the Board adopted a policy that non-employee directors be expected to hold one year’s annual fees in Autoliv’s common stock, with a three year period to acquire such holdings.

Board Meetings

It is Autoliv policy that there be five regularly scheduled meetings of the Board each year, and at least one regularly scheduled meeting of the Board must be held in each quarter.

The meetings of the Board generally follow a master agenda which is discussed and agreed early each year, but any director is free to raise any other issues or subjects. The Nominating and Corporate Governance Committee initiates an annual self-assessment of the Board’s performance as well as the performance of each committee of the Board. The results of such assessments are discussed with the full Board and each committee.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. The Chairman of the Board, who is independent, normally leads the executive sessions of the independent directors.

Committee Matters

All directors serving on board committees have been determined by the Board to be independent directors. The committees operate under written charters and issue yearly reports that are disclosed in the proxy statement.

There are three standing committees of the Board: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. In June 2011 the Board also formed a special Compliance Committee.

Audit Committee

The Audit Committee appoints, at its sole discretion (subject to shareholder ratification), the Company’s independent auditors that audit the annual financial statements.

The Audit Committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors.

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

Each member of the Audit Committee possesses financial literacy and accounting or related financial management expertise.

Currently, one member, Robert W. Alspaugh, the Chairman of the Audit Committee, is determined to qualify as an audit committee financial expert.

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

The committee will consider shareholder nominees for election to the Board if timely advance written notice of such nominees is received by the Secretary of the Company, as detailed in the Company’s 2012 proxy statement.

Compliance Committee

The Compliance Committee was formed to assist the Board in overseeing the Company’s compliance program with respect to: (i) compliance with the laws and regulations applicable to the Company’s business and (ii) compliance with the Company’s Standards of Business Conduct and Ethics and related policies designed to support lawful and ethical business conduct by the Company and its employees and promote a culture of compliance. The Compliance Committee also oversees the investigation of any alleged non-compliance with applicable laws or the Company’s compliance policies (except those relating to financial compliance which are overseen by the Audit Committee).

Leadership Development

The Board is responsible for identifying potential candidates for, as well as selecting, the CEO. The Board is also responsible for an annual performance review of the CEO, and a summary report is discussed among independent directors in executive sessions and thereafter with the CEO.

The Board is required to form succession plans for the CEO’s position, with the assistance of the CEO, who shall prepare and distribute to the Board an annual report on succession planning for senior officers.

The Board is also required to review and determine that satisfactory systems are in place for the education, development and succession of senior and mid-level management.

Ethical Codes

To maintain the highest legal and ethical standards, the Board has adopted a set of Standards of Business Conduct and Ethics, which applies to all directors, officers and employees. Additionally, the Board has adopted Corporate Governance Guidelines and a Code of Conduct and Ethics for Directors and Senior Officers. The Company also has a separate stand-alone related-person-transaction policy that applies to all directors, officers and employees of the Company.

Employees are encouraged to report any violations of law or of the Company’s ethical codes and policies, and policies are in place to prevent retaliation against any individual for reporting in good faith violations of law or the Company’s ethical codes and policies. Reports can be made to Autoliv’s Compliance Officer or legal department (for contact information see page 84 of the Annual Report), or by using the Autoliv Helpline – a multilingual service where reports can be made anonymously, without fear or retaliation, 24 hours a day, 7 days a week, by phone or online at https://www.tnwinc.com/reportline/Autoliv.

Board of Directors

Lars Nyberg
Chairman (since December 2011). Born 1951. Director since 2004. Elected until 2014. President and CEO of TeliaSonera AB. Chairman of DataCard Corp. Former Chairman and CEO of NCR Corp. BBA.

Jan Carlson
Born 1960. President and CEO. Director since 2007. Elected until 2014. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. Director of BorgWarner Inc. M.Sc.

Robert W. Alspaugh
Born 1947. Director since 2006. Elected until 2013. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. Director of Ball Inc. and Verifone Holding. BBA.

George A. Lorch
Born 1941. Director since 2003. Elected until 2012. Former Chairman, President and CEO of Armstrong World Industries. Lead Director of Pfizer, Inc. Director of WPX Energy, Inc., HSBC North America Holdings Company and HSBC Finance Co. B.Sc.

Xiaozhi Liu
Born 1956. Director since 2011. Elected until 2012. Former Chairman and CEO of General Motors Taiwan. Former CEO and Vice Chairman of Fuyao Glass Industry Group Co. Ltd. Former Chairman of Neotek China. CEO and founder of ASL Automobile Science & Technology (Shanghai) Co., Ltd. B.Sc., M.Sc., Ph.D.

Walter Kunerth
Born 1940. Director since 1998. Elected until 2013. Industry consultant. Former member of Siemens’ Corporate Executive Board and President of Siemens’ Automotive Systems Group. Director of the Supervisory Board of Gildemeister AG. Dr. Sc. Honorary Professor.

Kazuhiko Sakamoto
Born 1945. Director since 2007. Elected until 2012. Former President of Marubeni Construction Material Lease Co. Ltd, an affiliate of Marubeni Corporation, for which he serves as Counselor. Graduate of Keio University and participant of the Harvard University Research Institute for International Affairs.

James M. Ringler
Born 1946. Director since 2002. Elected until 2014. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Chairman of Teradata Corp. Director of Dow Chemical Company, FMC Technologies Inc., JBT Corporation, and Corn Products Corporation. B.Sc. and MBA.

Wolfgang Ziebart
Born 1950. Director since 2008. Elected until 2012. Former President & CEO of Infineon Technologies AG. Former member of the executive boards of BMW AG and of Continental AG. Dr. Sc.

Meetings and Committees 20111)	Independent2)	Board	Audit		Compensation	Nominating & Corp. Gov.		Compliance		Nationality
Lars Nyberg	Yes	7/7	3/4		5/5	—		—		SWE
Robert W. Alspaugh3)	Yes	7/7	7/7		—	2/2		10/10		US
Jan Carlson	No	7/7	7/7	4)	—	5/5	4)	4/4	4)	SWE
Walter Kunerth	Yes	7/7	3/3		—	2/2		—		GER
George A. Lorch	Yes	7/7	—		5/5	3/4		—		US
Xiaozhi Liu	Yes	1/1	—		—	—		—		GER
James M. Ringler	Yes	4/7	—		5/5	—		—		US
Kazuhiko Sakamoto	Yes	7/7	—		—	5/5		10/10		JPN
Wolfgang Ziebart	Yes	7/7	7/7		2/5	4/4		10/10		GER
Lars Westerberg5)	N/A	6/7	7/7	4)	—	2/2	4)	4/4	4)	SWE
Sune Carlsson6)	N/A	1/2	3/4		—	—		—		SWE
S. Jay Stewart6)	N/A	1/2	3/4	4)	—	2/2		—		US

1)	Attended meetings in relation to total possible meetings for each member and reflects re-assignment of certain committee members in May 2011.
2)	Under the rules of the New York Stock Exchange, the Sarbanes-Oxley Act and the SEC.
3)	Qualifies/qualified as audit committee financial expert.
4)	At the invitation of the committee’s chair.
5)	Retired from the Board on December 20, 2011.
6)	Retired from the Board on May 10, 2011.

Executive Management Team

Jan Carlson
President & CEO. Born 1960. Employed 1999

Mats Adamson
Vice President Human Resources. Born 1959. Employed 2010

Henrik Arrland
Vice President Purchasing. Born 1967. Employed 2011

Günter Brenner
President Autoliv Europe. Born 1963. Employed 2009

Gunnar Dahlén
President Autoliv Asia. Born 1946. Employed 1989

Steven Fredin
President Autoliv Americas. Born 1962. Employed 1988

Johan Löfvenholm
Vice President Engineering. Born 1969. Employed 1995

Svante Mogefors
Vice President Quality and Manufacturing. Born 1955. Employed 1996

Mats Ödman
Vice President Corporate Communications. Born 1950. Employed 1994

Jan Olsson
Vice President Research. Born 1954. Employed 1989

Lars Sjöbring
Vice President Legal Affairs, General Counsel and Secretary. Born 1967. Employed 2007

Mats Wallin
Vice President Finance, Chief Financial Officer. Born 1964. Employed 2002

NAME	SHARES1)	RSU’S1)	OPTIONS1)	TOTAL1)		SHARES1)	RSU’S1)	OPTIONS1)	TOTAL1)
Board of Directors					Executive Management Team
Lars Nyberg	3,000	—	—	3,000	Jan Carlson	47,101	17,760	169,030	233,891
Robert W. Alspaugh	3,100	—	—	3,100	Mats Adamson	—	4,135	12,406	16,541
Jan Carlson	47,101	17,760	169,030	233,891	Henrik Arrland	—	1,433	4,300	5,733
Walter Kunerth	—	—	—	—	Günter Brenner	5,333	5,425	22,275	33,033
George A. Lorch	303	—	—	303	Gunnar Dahlén	9,583	5,425	25,525	40,533
Xiaozhi Liu	—	—	—	—	Steven Fredin	5,724	5,202	18,706	29,632
James M. Ringler	964	—	—	964	Johan Löfvenholm	1,000	2,661	12,334	15,995
Kazuhiko Sakamoto	—	—	—	—	Svante Mogefors	5,500	5,102	47,806	58,408
Wolfgang Ziebart	—	—	—	—	Mats Ödman	17,836	5,102	67,306	90,244
					Jan Olsson	16,133	5,102	38,806	60,041
					Lars Sjöbring	7,000	5,102	24,306	36,408
					Mats Wallin	2,508	6,878	28,159	37,545

SUBTOTAL	54,468	17,760	169,030	241,258	SUBTOTAL	117,718	69,327	470,959	658,004

					GROSS TOTAL2)	125,085	69,327	470,959	665,371

1)	Number of shares, RSUs and stock options as of February 22, 2012. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden.
2)	Gross total for all listed directors and executives. For presentations of Executive Management Team, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com.

Contact Information & Calendar

Autoliv Inc.

Visiting address:

Vasagatan 11, 7th Floor, Stockholm, Sweden

Mail: P.O. Box 70381, SE-107 24 Stockholm, Sweden

Tel: +46 (0)8 587 20 600 E-mail: info@autoliv.com Internet: www.autoliv.com

Contact Information Board and

Corporate Compliance Counsel

c/o Vice President Legal Affairs Autoliv, Inc. / Box 70381,

SE-107 24 Stockholm, Sweden

Tel: +46 (0)8 58 72 06 00, Fax: +46 (0)8 58 72 06 33, E-mail: legalaffairs@autoliv.com

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

Stock Transfer Agent & Registrar

Internet: www.computershare.com

Investor Requests North America

Autoliv, Inc., c/o Autoliv Electronics America,

26545 American Drive, Southfield, MI 48034

Tel: +1 (248) 475-0427, E-mail: ray.pekar@autoliv.com

Investor Requests Rest of the World

Autoliv, Inc., Box 70381, SE-107 24, Stockholm, Sweden

Tel: +46 (0)8 58 72 06 23, E-mail: mats.odman@autoliv.com

Media Contact

Autoliv, Inc., Box 70381, SE-107 24, Stockholm, Sweden

Tel: +46 (0)8 58 72 06 23, E-mail: mediacontact@autoliv.com

Acknowledgements

Concept and Design: PCG Stockholm, Sweden

Photos: Rickard Eriksson, Niclas Brunzell, Karen Dailey

The raw material of this report supports responsibly

managed forests. Paper Gallerie Art Matt, Colorit.

2012 Financial Calendar

DATE	EVENT
April 27, 2012	Q1 Report

May 8, 2012	Shareholder AGM

July 20, 2012	Q2 Report

October 23, 2012	Q3 Report

Preliminary Dividend Plan 2012

PERIOD	RECORD DATE	EX-DATE	PLANNED PAYMENT DATE
1st quarter	February 15	February 13	March 1

2nd quarter	May 23	May 21	June 7

3rd quarter1)	August 22	August 20	September 6

4th quarter1)	November 21	November 19	December 6

1)	If declared by the Board.

Selected Financial Data

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	20111)	20101)	20091)	20081)	20071,2)
Sales and Income
Net sales	$8,232	$7,171	$5,121	$6,473	$6,769
Operating income	889	869	69	306	502
Income before income taxes	828	806	6	249	446
Net income attributable to controlling interest	623	591	10	165	288

Financial Position
Current assets excluding cash	2,261	2,101	1,707	1,598	1,941
Property, plant and equipment	1,121	1,026	1,042	1,158	1,260
Intangible assets (primarily goodwill)	1,716	1,722	1,729	1,745	1,760
Non-interest bearing liabilities	2,102	2,001	1,610	1,361	1,552
Capital employed3)	3,257	3,066	3,098	3,369	3,583
Net (cash) debt	(92)	127	662	1,195	1,182
Total equity3)	3,349	2,939	2,436	2,174	2,401
Total assets	6,117	5,665	5,186	5,206	5,305
Long-term debt	364	638	821	1,401	1,040

Share data
Earnings per share (US$) – basic	6.99	6.77	0.12	2.29	3.70
Earnings per share (US$) – assuming dilution	6.65	6.39	0.12	2.28	3.68
Total parent shareholders’ equity per share (US$)3)	37.33	32.89	28.06	30.11	31.83
Cash dividends paid per share (US$)	1.73	0.65	0.21	1.60	1.54
Cash dividends declared per share (US$)	1.78	1.05	—	1.42	1.56
Share repurchases	—	—	—	174	380
Number of shares outstanding (million)4)	89.3	89.0	85.1	70.3	73.8

Ratios
Gross margin (%)	21.0	22.2	16.6	17.4	19.7
Operating margin (%)	10.8	12.1	1.3	4.7	7.4
Pretax margin (%)	10.1	11.2	0.1	3.8	6.6
Return on capital employed (%)3)	28	28	2	9	14
Return on total equity (%)3)	20	22	1	7	12
Total equity ratio (%)3)	55	52	47	42	45
Net debt to capitalization (%)	N/A	4	21	36	33
Days receivables outstanding	67	69	75	49	64
Days inventory outstanding	32	32	40	39	33

Other data
Airbag sales5,7)	5,393	4,723	3,250	4,130	4,377
Seatbelt sales6)	2,679	2,363	1,822	2,343	2,392
Active Safety sales7)	160	85	49	N/A	N/A
Net cash provided by operating activities	758	924	493	614	781
Capital expenditures, net	357	224	130	279	314
Net cash used in investing activities	(373)	(297)	(157)	(321)	(345)
Net cash provided by (used in) financing activities	(223)	(529)	(376)	98	(461)
Number of employees, December 31	38,500	34,600	30,200	34,000	35,300

1)	In 2011, 2010, 2009, 2008, and 2007 severance and restructuring costs reduced operating income by (millions) $5, $21, $133, $80 and $24 and net income by (millions) $4, $16, $96, $55 and $16. This corresponds to 0.1%, 0.3%, 2.6%, 1.3% and 0.4% on operating margins and 0.0%, 0.2%, 1.9%, 0.8% and 0.2% on net margins. The impact on EPS was $0.04, $0.17, $1.14, $0.76 and $0.21 while return on total equity was reduced by 0.1%, 0.6%, 4.1%, 2.3% and 0.6% for the same five year period.
2)	In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on total equity by 0.8%.
3)	Adjusted in accordance with FASB ASC 810, adopted on January 1, 2009.
4)	At year end, net of treasury shares.
5)	Incl. passive electronics, steering wheels, inflators and initiators.
6)	Incl. seat components.
7)	In 2008 and 2007, sales for active safety products were in Airbag sales.