Form 10-K, Exhibit 13
period 2013-12-31
AUTOLIV INC
filed 2014-02-21
CIK 1034670

Exhibit 13

ANNUAL REPORT 2013

Saving Lives

CONTENT

President’s Letter
Targets
Dimensions of Autoliv
Vision and Values
Safety Systems
Innovations
Autoliv in China
Social Responsibility
Employees
Global Presence
Market & Competitors
Customers
Manufacturing & Purchasing
Quality
Shareholders
Share Performance
Management’s Discussion and Analysis
Consolidated Statements of Net Income
Consolidated Statements of Comprehensive Income
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

The proxy statement provides information not only on the agenda for the meeting, but also on the work of the Board of Directors and its committees as well as on compensation paid to and presentation of directors and certain senior executive officers.

For financial information, please also refer to the Form 10-K and Form 10-Q reports and Autoliv’s other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings) are available at www.autoliv.com under Investors/Filings.

The annual and quarterly reports, the proxy statement and Autoliv’s filings with the SEC as well as the Company’s Corporate Governance Guidelines, Charters, Code of Conduct and other documents governing the Company can be downloaded from the Company’s corporate website. Hard copies of the above-mentioned documents can be obtained free of charge from the Company at the addresses on page 88 in the Annual Report.

Who we are, what we do

While human suffering cannot be measured, monetary costs to society from automobile accidents are estimated in the hundreds of billions of dollars each year for health care, rehabilitation and loss of income.

Innovation, quality and focus on Saving Lives have been the hallmarks for Autoliv from its inception more than 60 years ago. Now our products save over 30,000 lives every year and prevent ten times as many severe injuries. The next step is to further reduce road traffic accidents with Active Safety systems that assists the driver to avoid an accident or, at least, reduce the speed of impact, thereby substantially mitigating the severity of injuries. In the future these Active Safety systems will form the basis for automated driving.

Autoliv, Inc. is incorporated in the state of Delaware, and its global headquarter is located in Stockholm, Sweden.

We are a Fortune 500 Company and the world’s largest automotive safety supplier with sales to all the leading car manufacturers in the world. We develop, manufacture and market protective systems such as airbags, seatbelts, steering wheels, passive safety electronics and Active Safety systems including radar, night vision and camera vision systems. We also produce anti-whiplash systems, pedestrian protection systems and child seats.

In 2013 we increased our global automotive safety market share to 37%. We produced around 140 million seatbelts and around 120 million airbags. Statistically, there were almost two seatbelts and 1.5 airbags from Autoliv in every vehicle produced globally, despite many vehicles not having airbags.

AUTOLIV IN NUMBERS

OUR PRODUCTS SAVE	AIRBAGS	SEATBELTS
>30,000	~120	~140
lives annually	Million units in 2013	Million units in 2013

PREVENT/REDUCE SEVERE INJURIES	FACILITIES	OPERATIONS IN
300,000	~80	29
annually	globally	countries

CRASH TEST TRACKS	ASSOCIATES	TECH CENTERS IN
20	>56,000	18
worldwide	worldwide	locations

2013 in Summary

7% organic sales growth

57% organic sales growth in Active Safety

26% organic sales growth in China

$838 million in operational cash flow

$379 million of CAPEX, supporting growth

$339 million in direct shareholder returns

37% market share in the global automotive safety market

Strong Sales Growth

In 2013, consolidated sales were $8,803 million with a 7% organic sales growth, marking the fourth year of consecutive sales growth.

Active Safety Adoption

The rapid adoption of Active Safety continued. In 2013, we shipped almost twice as many Active Safety units as in 2012. Organic sales grew by 57%, and we delivered Active Safety products to almost 70 different vehicle models.

Expansion in China

The rapid growth in our Chinese business continued. Growth came from both local and international OEM’s. Our organic sales growth was over 25% and sales surpassed $1,400 million, representing 16% of the total Company sales.

Investing for Growth

Our capital expenditure, net in 2013 was 4.3% of overall sales or $379 million. Around 25% of this spending was in China where we continue investments in support of the expected rapid continued market growth.

Shareholder Returns

During the year Autoliv returned a total of $339 million to shareholders: $191 million through regular dividends and $148 million through share repurchases.

Dear Shareholder,

2013 was another year that proved the strength in our growth strategy for Autoliv. For many years, it has been our strategy to invest in Active Safety and Growth Markets – primarily China – to achieve superior growth. In 2013, this strategy resulted in a 57% organic sales growth for Autoliv in Active Safety and a 26% organic sales growth for Autoliv in China. These two growth drivers accounted for 70% of our Company’s organic sales growth of 7% and were the main reasons that our Company could continue to outperform the automotive safety market which grew by 4%. Our organic sales were twice as strong as the 3.5% increase in global light vehicle production (LVP).

As a result, we continued to gain market share, reaching a 37% global market share in passive safety. This improved market position will be a strong foundation for our sales development in coming years.

Also in line with our strategy, we continued to deliver solid margins and cash flows. These results were achieved despite the fact that Western European LVP remained at the lowest levels in more than 15 years, not counting the 2009 financial crisis year. In response to this headwind, we took another $40 million in capacity alignment charges. However, despite this charge which reduced our operating margin by 0.6 percentage points, and currency head winds, we managed to deliver a U.S. GAAP operating margin of 8.6%, well in line with our long-term target range of 8% to 9%. We also delivered an operating cash flow in excess of $800 million, which was nearly a record high.

This strong performance of Autoliv is a testimony to the hard work, dedication and skills of our employees. It is their talent and high motivation – at all levels – that drive the success of our Company. I would therefore like to thank each and every one of them for their contribution to these achievements.

RETURNING MORE FUNDS TO SHAREHOLDERS

One important change in 2013 was our announcement of a revised debt limitation policy. In the revised policy, the target for the leverage ratio is set to around one time (for definition, see page 54 in the Annual Report). Additionally, the leverage ratio should not deviate more than 0.5 times from the target. This revised policy offers greater flexibility, while providing a “safety margin” for our creditors in bad times as the high end of the leverage ratio has been revised from significantly below 3 times in the old policy to 1.5 times. When we revised the debt limitation policy, we also communicated that we had the aim to reach the 0.5-1.5 range by the end of 2014.

Since we were already net cash positive at the beginning of 2013 and expected to generate another $700 million in cash during 2013, we decided to significantly step up our returns to shareholders through dividends and share buy-backs. As a result, the returns to shareholders almost doubled, from $178 million during 2012 to $339 million during 2013, which was almost 75% of our 2013 “free cash flow”, (i.e. net cash before financing) was returned to shareholders.

In 2013, the total dividend amount was 8% higher than in 2012 and we resumed Autoliv’s share repurchase program. In total we bought back over 1.6 million shares. In addition, in January 2014, the Board of Directors approved an additional 10 million shares for repurchase, which gives management the right to repurchase a total of 11.6 million shares. This new mandate followed the Board’s decision in December 2013 to raise the dividend per share from 50 cents to 52 cents for the dividend to be paid in the first quarter this year.

BUILDING FOR THE FUTURE

We stepped up the returns to shareholder to $339 million, and spent close to $900 million investing for the future. We spent $379 million, or 4.3% of sales in capital expenditures alone, and $489 million, or 5.6% of sales in Research, Development and Engineering (R,D&E).

We continue to invest heavily in China where we had our two largest capital expenditures ever in 2013. The purpose of these two capital investments is both to provide additional manufacturing capacity for our growing business and to reduce costs by allocating manufacturing closer to customers. Both new plants in China (an airbag propellant center and a textile center) are expected to begin production in 2014.

In R,D&E, we continue to explore new technical possibilities, both in passive safety and active safety (as seen on page 16 in the Annual Report). Our strong position in active safety is becoming increasingly important strategically as more and more vehicle manufacturers develop cars that can drive by themselves, so called autonomously driven cars. These vehicles will need forward-looking vision and radar systems as well as surround-view cameras that Autoliv along with other companies have been developing. Therefore, it turns out that our pioneering efforts in active safety will pave the way for semi-automated and autonomous driving vehicles.

CONTINUED FOCUS ON OPERATIONS

Also going forward, we will continue to focus on operations. Western European LVP is not expected to recover significantly any time soon. Consequently, we need to continue to execute on our European capacity alignment program. The implementation of the program (originally initiated in February 2012) is taking longer than initially planned, but we are on track reaching the expected savings.

Additionally, we have some specific operational challenges, arising primarily from our strong sales growth in steering wheels in Europe and our supply structure in Brazil. These items had a negative impact on our operating margin in 2013, but the effect should gradually diminish in 2014 through our continued focus on execution.

Operational focus also includes focus on quality. This is becoming increasingly important as vehicle manufactures continuously raise their quality requirements in order to develop and produce ever superior quality cars for the car-buying public. Therefore, an uncompromising view on quality is fundamental in everything we do, and our target is of course zero defects. In 2013 we moved closer to this zero-defect target as all of our key quality indicators improved.

OUTLOOK 2014

In 2014, global LVP is expected by the market institute IHS to grow by over 3%, as in 2013. However, IHS expects the strong LVP growth of 14% in China, recorded in 2013, to decline to 10% and in the important West European market, LVP is expected to increase by only 1% from its extremely low level in 2013. Despite these mixed market conditions, the indication is for Autoliv to be able to grow its organic and consolidated sales by around 5% in 2014 and achieve an operating margin of around 9%, excluding costs for capacity alignments and antitrust investigations for the full year 2014.

Most of the sales improvements in 2014 are again expected to come from China and Active Safety. In addition, we should start to see increasing savings from our employees’ hard work with the capacity alignment program in Europe.

As a result, 2014 should become a year that proves the strength in our growth strategy, while providing a testimony to the hard work of our employees.

Yours sincerely,

Jan Carlson

Stockholm, February 21, 2014

Autoliv’s Targets

At the Capital Market Day on May 14, 2013, Autoliv updated its long-term targets. The new or revised targets reflect the key performance measures through which we execute our key strategies. The targets cover the areas of sales growth, capital structure, sustainable margins and earnings growth. Discussions of the other important performance measures through which we manage and measure our performance, including sourcing, productivity and sustainability, are found in other sections of the annual report.

Organic Sales Grow at least in line with our market. Definition on page 42 in the Annual Report (Non-U.S. GAAP measure).

In 2013, Autoliv’s organic sales grew by 7%, well ahead of the 4% growth in our underlying automotive safety market. The growth was a result of strong sales across all markets, particularly in China where we achieved a year over year growth of around 26%. In addition, sales growth was particularly strong in the rapidly growing Active Safety area where the organic sales growth was 57%.

Leverage Ratio Around 1 time (see page 54 in the Annual Report). Definition on page 83 in the Annual Report (Non-U.S. GAAP measure).

In 2013, we revised our leverage ratio (see page 54 in the Annual Report) target to the level we deem most effective to handle the inherent risks and cyclicality of our business. Our target ratio is around one time, within a range of 0.5 to 1.5 times. In 2013, Autoliv was net cash positive by $511 million. In the fourth quarter 2013 we repurchased shares for $148 million, and in January 2014 the share repurchase mandate was increased to a total of 11.6 million shares.

Operating Margin 8–9% over the business cycles (Non-U.S. GAAP excluding antitrust).

In 2013, Autoliv achieved an operating margin of 8.6%, in line with our long- term target range. The main positive factor affecting the operating margin was strong sales growth. This positive effect was partially offset by higher costs in our operations, related to our footprint, primarily related to growth, operating inefficiencies and capacity alignments.

Earnings Per Share Grow faster than organic sales growth (excluding currency effects). Definition on page 42 in the Annual Report (Non-U.S. GAAP measure).

Our long-term target is to grow our adjusted EPS faster than the organic sales growth. Over the past five years there has been great variation in the EPS versus sales growth development, primarily from the effects of the financial crisis in 2008-2009, and the subsequent buildup of capital in Autoliv. In the period 2009 to 2013 the EPS CAGR grew significantly faster than the organic sales in the same period.

Passion for Saving Lives

With a passion for Saving Lives, we strive to create value in everything we do. We look at our Company in a number of different aspects in order to build a long-term, robust, sustainable operation. We always have the ambition to generate solid returns to our shareholders and act as a market leader.

Financials

Our clear business models, with a strong focus on capital and cost control, result in strong cash flow generation. Shareholder friendly with a strong focus on shareholder returns and long-term value creation.

People

We believe in attracting, developing and retaining highly skilled people, possessing a diversity of knowledge and skills. We support creativity, entrepreneurial behavior and result oriented action.

Quality

Our primary goal is to save lives. Our products never get a second chance. Our goals of zero defects, customer value and reduced scrap sets the direction. Quality in every aspect: behavior, product, customer, growth and suppliers.

Innovation

Autoliv has delivered the vast majority of firsts in our industry. Continuing to be the innovation leader through fundamental research, global product development, and application engineering is key to create value.

Process

Delivering the same product according to the same process all over the world reduces cost, increases predictability and frees up resources. We constantly target reducing the number of product variants and simplifying processes.

Customer

Delivering value to our customers is at the heart of everything we do. Our customers are virtually every vehicle manufacturer in the world. Their satisfaction is a prerequisite for our continued success.

Sustainability

We recognize that in order to be sustainable every part of our business needs to be managed with responsibility, integrity and operational excellence. We measure our sustainability performance in several dimensions.

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

The Road to Saving More Lives

PROTECTION

Passive safety products, such as airbags and seatbelts, are there to help protect you from injury if a crash is unavoidable. More than a million human beings owe their life to them.

PREVENTION

The major advancement from Active Safety products is to reduce the crash severity and avoid the crash altogether by warning the driver or automatically braking the car.

AUTOMATION

Allowing the car to act automatically is crucial when moving towards our vision of saving 150,000 lives per year.

AUTONOMOUS DRIVING

In the future, self driving cars will ultimately provide the third level of automotive safety, significantly reducing the element of human error.

Active Safety

Our Active Safety systems are designed to intervene before a crash by adjusting engine output, steering and braking. These systems can create a “Virtual Crash Zone” using our radar and vision technologies to monitor the environment around the vehicle. In addition, these technologies make driving easier and more comfortable.

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

NIGHT DRIVING ASSIST

The night driving assist displays an image of the road scene ahead to make night-driving easier and safer. The image generated in the heat-sensing device is processed using different filters to obtain a black and white image with sharp light or dark outlines, in which shapes are easily detected. The system also analyzes the scene content with respect to the motion of the vehicle to determine if a pedestrian or an object is at risk of being hit by the vehicle. It can detect pedestrians and animals up to two times further away than the typical headlight range and, if a threat exists, the driver is warned. The latest generation of our night vision, called Dynamic Spot Light, has a revolutionary function that selectively illuminates pedestrians and animals with a separate marking headlight.

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

EXAMPLES OF ACTIVE SAFETY FEATURES

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

Passive Safety

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

Bag-in-belt is a combination of a seatbelt and an airbag to further reduce the load on the occupant’s rib cage in a frontal collision.

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

PEDESTRIAN PROTECTION

To protect the head, the hood needs to be able to act as a cushion. This can be achieved by using pyrotechnic hood-lifters that raise the rear end of the hood to create clearance above the rigid engine structure beneath. However, in many smaller vehicles, the hood is too short, and the head of a pedestrian will most likely hit the hard area between the hood and the windscreen or one of the windshield pillars. In this case an outside pedestrian protection airbag can be used to create a cushion effect.

Pedestrian protection systems are deployed either by contact sensors in the bumper or by an Active Safety system. The latter system has the advantage of being able to brake the car, thereby reducing the speed and the severity of impact.

Innovations to Save Lives

Autoliv has 5,000 people, or close to 10% of all its associates, engaged in Research, Development and Application Engineering.

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

We have 5,000 people in Research, Development and Application Engineering (R,D&E).

Research (R) is conducted by some 30 dedicated specialists at our Swedish Safety Center. We also provide funding for another 30 scientists at universities and independent research institutes to work on special projects. We use accident databases (such as NASS-CDS in the U.S., as well as GIDAS in Europe and CIDAS in China, both of which Autoliv is a member) to identify the types of traffic injuries to which we might apply Autoliv’s safety expertise. We also draw on our crash tests and trials, as well as on the vast expertise our specialists have gathered over many years.

Corporate passive safety development projects (D) are assigned to our leading tech centers in China, France, Germany, Japan, South Korea, Sweden and the United States. For electronics and Active Safety we have technical centers in the U.S., Sweden, France, Romania and Japan. Application engineering projects are completed in our tech centers in close cooperation with the manufacturing units.

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

INVESTMENTS

During 2013, we increased R,D&E expenses, net by $34 million, mainly to increase our engineering capability in Asia and to further accelerate our efforts in Active Safety, thereby reinforcing our long-term commitment to innovation and technology.

Gross expenditures for R,D&E amounted to $634 million in 2013, compared to $598 million in 2012, which corresponded to 7.2% of sales in both 2013 and 2012.

Of these amounts, $145 million in 2013 and $143 million in 2012 related to engineering projects and crash tests that were paid by vehicle manufacturers, safety authorities, auto magazines and other external customers.

Net of this income, R,D&E expenditures amounted to $489 million in 2013 and $455 million in 2012, or 5.6% and 5.5% of sales.

Of the gross R,D&E expense in 2013, 76% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 24% was not only for completely new innovations but also for improvements of existing products, standardization and cost reduction projects.

PATENTS

Our commitment to technological leadership is evidenced by our strong patent position.

In 2011, (the latest year with official statistics) Autoliv accounted for 8% of all new patent filings in passive automotive safety filed in more than one country.

Autoliv holds more than 6,600 patents covering a wide range of innovations and products in automotive safety and key supporting technologies, representing an increase from 6,500 in 2012.

AUTONOMOUS DRIVING

93% of all fatal accidents are believed to be caused by human errors, typically due to inattention. An autonomous driving car can detect and respond to situations causing these tragedies. This will be crucial for achieving our target of saving 150,000 lives annually. The present systems for autonomous braking, lane keeping aid and adaptive cruise control are examples of the first steps towards autonomous driving. Now, Autoliv is moving in the direction of technologies with a higher degree of automated driving in normal traffic situations.

ALCO SENSORS

A study in Sweden showed that 99.7% of all drivers were sober. However the remaining 0.3% of the drivers are involved in 30% of all fatal accidents. In order to reduce these accidents Autoliv is developing a detection system that is quicker, less intrusive, and less expensive than today’s systems. We believe this system will gain greater public acceptance for an in-vehicle alcohol detection system in all cars. The system is integrated in the vehicle and allows for an exhalation from a rather long distance. The driver is supposed to breathe a short puff of air in the direction of a defined sensor inlet area. The absence of a correlating alcohol signal will open up the full drivability of the vehicle.

OBLIQUE INFLATABLE CURTAINS

Studies conducted by Autoliv show that small overlap crashes account for about a quarter of the fatalities of belted occupants in frontal crashes. In many frontal crashes the occupant’s head can miss the frontal airbag because occupants move both forward and toward the side of the vehicle. To address this scenario, Autoliv has developed a patented Inflatable Curtain that extends farther forward to offer comprehensive head protection on both sides.

BATTERY SAFETY

The introduction of E-Vehicles and their large traction battery systems presents new opportunities but also new perspectives on safety. Therefore, Autoliv is engaged in the field of battery safety research and product development. The next generation of Autoliv’s Pyro Safety Switch will be capable of singling out failing battery subunits to be by-passed and disconnected so as to protect the battery from overheating and subsequent thermal events. Consequently, it will allow the driver to “limp home” to the safety of a workshop or simply get off the highway.

The world’s largest auto market

Autoliv in China

HISTORY

Autoliv was first established in China in 1989. In 2014, we celebrate 25 years in the country. This long-term commitment is now showing its true value. As recently as in 2005 our sales in China were less than $100 million, in 2013 that number exceeded $1.4 billion. Today China represents 16% of Autoliv’s total sales. Starting out we were a handful of people, today we have grown to around to 8,800 people in 11 facilities around the country.

MARKET

In 2013, the light vehicle production in China grew by over 14% year over year to almost 20 million vehicles. Since 2009 China has been the largest automobile producer in the world. According to current forecasts it is a position the country is likely to expand on over the coming years as rapid growth continues. China is number one in vehicle sales with almost 21 million vehicles sold in the country in 2013. In 2012, there was an average of 83 cars per 1,000 persons in China (statistics 2012).

CUSTOMERS

Domestic Chinese manufacturers account for around 40% of the Chinese vehicle production and global manufacturers make up the rest. Autoliv has a strong position with both groups giving us a market share in China of 37% for airbags and seatbelts. We are at the forefront of bringing new safety technology to China. During 2013, we created a fully equipped Active Safety demonstration vehicle in order to be able to work together with our customers in this important technology. Safety is a key sales driver for both local and global OEMs.

CAPABILITIES

From Changchun in the north to Guangzhou in the south, Autoliv’s facilities in China cover all aspects of automotive safety. Our capabilities in China include complete production for passive safety products, a technical center with close to 400 employees and a state-of-the art full scale crash test facility.

VERTICAL INTEGRATION

In 2013, we grew our organic sales in China by over 25%. During 2014, we will continue to invest for further growth as well as vertical integration in China. Autoliv’s two biggest investments to date, a state of the art propellant plant and a textile center will begin their production, supporting our further expansion. The textile center will serve as a center for expertise and excellence for our textile manufacturing throughout Asia.

Creating Sustainable Value

To achieve sustainable growth and profitability, we recognize that every part of our business needs to be run with responsibility, integrity and operational excellence.

TODAY AROUND 75% of the value of a vehicle is created in the supply-chain, through outsourcing of innovation and production. Safety and fuel-economy standards are strong competitive drivers within the automotive industry. As suppliers we have an opportunity to contribute to the success of our customers. This entails meeting customer expectations on environmental, social and ethical standards in their supply-chain. Most of our major customers are, through regular assessments keeping track of our performance in these areas.

KEEPING PACE WITH GROWTH

Global thinking and local actions is one of our core values. As our Company grows, this principle becomes even more relevant and challenging. Our Growth Markets are characterized by very high labor turnover. Although below market average, the turnover rate among Autoliv’s employees in China was 32% in 2013, in India it was 13%.

In such a changing and dynamic environment we have to uphold a global standard of ethical behavior and integrity, without losing the power of local action and initiative. We need to ensure that all current and new co-workers are aware of and committed to the duties and rights that come with Autoliv employment. We have to keep pace with our growth.

One critical factor is the frequency of training and internal communication. Based on our Standard of Business Conduct and Ethics (Code of Conduct), we have in place the elements of an effective compliance program, including the Board of Directors’ supervision, executive sponsorship, employee training and a whistle-blower service, Autoliv Helpline.

As Autoliv is operating in different legal and cultural environments, it is crucial to bring our standards and policies to life in a local context. The Code of Conduct is available in 20 languages, and in 2013 all new employees received training. New employees are within 30 days provided with compliance and awareness training, as part of their orientation program. In line with a three year plan starting in 2014, training will be repeated annually, extended with specific training for targeted employees.

SPEAK UP

We have a strong culture of communication and sharing of knowledge. At our plants each shift starts with a debriefing where concerns can be raised. The Autoliv Helpline is a multilingual third-party operated service, where reports can be made confidentially about any suspected or known violations of law, policies, or other concerns. Reporting is followed up by regional and global legal and compliance functions. Employees are entitled to voluntarily join associations in accordance with local legislation and rules, although the level of unionization varies significantly throughout our operations. The European Works Council meets with Management twice a year.

BUILDING A SUSTAINABLE INVESTMENT CASE

Our investors are increasingly focusing on our ability to create value based on sustainable performance. We welcome this development as it provides us with the opportunity to present a broader view of our Company, revealing new or hidden value drivers. Over the coming years, we aim to further improve our communication in this respect, and strive for an effective integration of environmental, social and governance (ESG) issues that are material for our growth, profitability and risk management.

MANAGING OUR SUPPLY CHAIN

Autoliv has a strategy of consolidating its supply base by reducing the number of suppliers, alongside the standardization of components and raw materials, and a review of the sourcing of sub-components. We expect this to lead to reduced complexity and improved relations with preferred suppliers. Autoliv will further strengthen the supply base by the deployment of improvement programs, based on the Autoliv Production System (APS). Suppliers in emerging markets, with capability to deliver to broader regions matching the Company footprint, are especially targeted.

Autoliv has a global sourcing council and a common purchasing system for all units.

In the pre-qualification process new suppliers are required to acknowledge and follow the guidelines stated in the Autoliv Supplier Manual, including the Code of Conduct. For a full environmental commitment, our suppliers should implement an Environmental Management System, preferably based on ISO 14001. All substances used in production part materials shall be declared and comply with the Autoliv substance use restrictions, aligned with the European REACH and RoHS Directive, respectively. Assessments also include tracing of potential conflict minerals.

Current suppliers are frequently visited. Audits are performed by the Supplier Quality organization. The auditing framework includes items from the Code of Conduct, such as human rights and working conditions, environment and business conduct and ethics.

AUTOLIV PRODUCTION SYSTEM PERFORMANCE

Autoliv’s own operations generate modest environmental impact, compared to impacts upstream and downstream in the value chain. The Autoliv Production System (APS) is self-developed and based on the Lean philosophy of resource efficiency. Close to all Autoliv facilities are certified in accordance with ISO14001. We have launched several energy saving programs. Our total energy consumption corresponds to 257,000 metric tons of CO2 (using the Greenhouse Gas Protocol), which was an increase of 4% from 2012. This is mainly a consequence of expanding production in China, which is dominated by coal based energy. Other environmental data, such as water consumption and waste management, is not consolidated on group-level.

In accordance with our manufacturing strategy, component production is concentrated in a few locations, while assembly plants are located close to customers. Final products are typically delivered “just-in-time” to vehicle manufacturers’ plants. With our strong global presence we can minimize the environmental impact imposed by logistics when procuring parts and supplying finished products, while also recognizing the financial benefits.

To keep pace with growth and manage risks, Autoliv has intensified plant auditing. Each year 50-60 risk audits, based on our internal risk management standards, are performed. A new global standard will be launched, focusing on the safe handling, use and storage of hazardous chemicals. Additionally, this will be complemented by a global health and safety management system standard formatted to align with well recognized global standards.

INNOVATION AND SUSTAINABLE PARTNERSHIPS

One environmental contribution we can make is to design and develop low-weight safety systems. Even a small reduction in weight can result in substantial improvements of a car’s fuel economy. Helping our customers in their efforts to meet the stringent CO2 and CAFE (Corporate Average Fuel Economy) requirements is important for them and a competitive tool for us.

Over the last several years our R,D&E has been focusing on new materials and adaptions for new types of vehicles. We are now following many of our customers by introducing low weight plastic materials to substitute for steel in our components. The trend towards alternative-fuel vehicles may create new safety challenges and opportunities for Autoliv. One example is the battery cut-off switch that Autoliv developed for electrical vehicles. When the autonomous driving car trend takes off, there will be a need for very advanced sensor systems. Autoliv will have a competitive position in that market.

MEASUREMENTS	2011	2012	2013
Energy consumption, GWh	680	715	771
CO2 equivalents metric tons	230,000	246,000	257,000
No of plants with zero-injuries	19	13	16
Injuries/20,000h	1.7	1.7	1.5
Code of Conduct training, number of employees	2,389	49,614	19,115

People Drive Development

To attract, develop and retain highly skilled people is a top priority for Autoliv. Our global workforce represents a diversity of knowledge and skills. With motivated and talented people, we drive success at all levels.

AUTOLIV PROVIDES AN international environment with varied work assignments and opportunities. Our workforce is exposed to new ideas, environments and people from different countries on a daily basis.

We support creativity, entrepreneurial behavior and result oriented actions. Ideas and initiatives from our personnel are key elements in our culture of continuous improvement. The number of suggestions per associate is one of our key performance indicators. During 2013, we implemented more than 740,000 suggestions, which is an increase compared to 2012.

Autoliv is committed to creating a positive and diverse work environment. We do not tolerate any form of discrimination or harassment in our workplace. Our people are entrusted with ensuring that their actions reflect responsible business practices and support the ethical standards of the Company. We seek the highest quality, safety and performance at all times.

Absenteeism is measured as the labor hours lost due to sickness in relation to the total labor hours. The ratio has shown a declining trend for several years as a result of directed actions. The efforts include various activities such as providing health care and programs to improve workplace ergonomics. For 2013, the ratio was at the same level as in 2012.

Autoliv’s Quality Culture Survey, the QCS, measures a broad range of aspects that encompass our Company culture and work environment. The survey results in a number of improvement actions with appointed project owners and the progress is monitored by the Executive Management Team.

WITH GLOBAL PRESENCE

Autoliv comprises three regions: Americas, Asia and Europe, and one business area: Active Safety—with nearly 56,500 associates in total (see table below). 5,000 of these people work in Research, Development and Application Engineering. During 2013, 72% of the associates were direct workers in manufacturing, 72% were in Growth Markets and 17% were temporary personnel. The majority of the increase in personnel compared to the previous year is deriving from employments in Growth Markets to fuel the expansion in the business.

At the end of 2013, 53% of Autoliv’s workforce were men and 47% were women. 8% of senior management positions were held by women.

Autoliv uses different leadership communication and collaboration channels to engage our people in the business strategy. The goal is to enable the business to co-operate effectively across national borders. For instance, there is co-operation across the organization through cross-regional committees and councils. These groups meet regularly to plan, coordinate and evaluate group-wide activities within each area.

TALENT MANAGEMENT

The development of an internal pipeline of future global leaders and other key personnel is a top priority for Autoliv. We have a solid talent management process to identify and develop high potential employees to meet long-term business requirements. The integrated approach allows us to support our business strategy and reduce risk, provide targeted career and development opportunities for employees, support succession planning, improve organizational capabilities and foster a culture of people development. The process also includes regular risk assessments and retention plans for key individuals.

The Performance & Development Dialogue, the PDD, is the platform for individual discussions on performance and competence needs, where employees and managers identify and agree on individual targets, development plans and activities. During 2013, 97% of targeted employees had conducted a PDD with their managers.

Autoliv is committed to connecting talent management and succession planning processes to employee development activities to make sure that we focus on optimizing the allocation of resources in the best possible way for the business.

INVESTING IN PEOPLE

Internal recruitment is a part of our culture which enables us to benefit from internal experience and provide development opportunities for the individual. Our geographical footprint supports international openings and challenges.

Our global and regional training programs focus on building key leadership and management capabilities. For instance, the Autoliv Global Leadership Program extends over a 12-month period and involves the participation of 18 managers with several years of experience from different positions, functions, countries and regions. The participants are selected through a careful nomination process. The objective of the program is to strengthen multicultural understanding, management skills and team building.

We also have project development and change management programs as well as manufacturing development programs at a global level.

Our local training programs focus on developing functional and basic leadership capabilities. Growth and development are encouraged through one-on-one training, coaching and mentoring. Effectiveness workshops are run to ensure that all leaders are demonstrating the expected behaviors to drive a common culture throughout the Company. All plants have on-the-job and skills development trainings. For instance, in the job orientation for new personnel work safety is an important element, in addition to understanding the manufacturing processes and the product technologies.

Autoliv has a strong and long tradition of providing opportunities for employees to work in other countries. We encourage job rotation and mobility across functions, facilities and regions. This practice not only increases the employees’ understanding of how to conduct business in cultures different from their own but also strengthens our leadership skills, global networks and overall knowledge sharing. In 2013, 130 employees worked on international assignments in 19 countries.

NO. OF ASSOCIATES PER REGION
Asia	15,231
Americas	18,209
Europe (incl. Africa, Russia & Turkey)	23,035

Total	56,475

GROW YOUR POTENTIAL

We are committed to the development of our employees’ skills, knowledge and creative potential. Personal growth and advancement are important. Our culture is built on openness, trust and the power to act.

DEVELOPING SAFETY INNOVATIONS

The revolutionary Relative Velocity Control (RVC) seatbelt retractor can tune its restraining force individually to each vehicle occupant and the crash severity – without any sensor. A dedicated interdisciplinary development team has worked many years to come up with this innovative safety product. “We started out in a small scale but already after a couple of years it turned into a global development project. The team’s curiosity and patience, the step-by-step improvements and the teamwork have been the main success factors”, says a representative of the team.

REPRESENTING AUTOLIV IN THE WORLD

Originally from India, Suresh Nandagopal moved to the U.S. for studies and work in the early 1990s. After 10 years as Platform Manager in Auburn Hills (Michigan), Suresh accepted an offer to work as Engineering Director in India on an international assignment. Suresh and his team have effectively built up an engineering organization supporting Autoliv globally and improving Operational Excellence in India. Suresh was appointed the President of Autoliv India in 2010: “I am very thankful to Autoliv for investing in me to develop and build a successful business in India for the future”. Autoliv has around 1,100 employees in India.

NEW AT AUTOLIV

Vincent Zhang recently started working for Autoliv China as General Manager in the Purchasing Department. For Vincent, the most important values he looks for in a job are the ability to grow his career continuously and to contribute to the business. China is a very dynamic and fast growing market. The Chinese team invests a lot of time discussing and coming up with ideas on how to work differently to keep the competitive edge and to inspire and retain talent: “This kind of people-oriented culture pays off since I see a stable team of employees with a long-term of service in Autoliv China”. Autoliv has around 8,800 employees in China.

For the full versions of the interviews please visit www.autoliv.com/career

Superior Global Presence

With operations in 29 countries and one of the broadest customer bases of any automotive supplier, Autoliv has the best global footprint in its industry (see graph below).

LOCATIONS AND CAPABILITIES

1) Defined as Low Cost Country. 2) Includes headcount in joint ventures.

Our Market

Autoliv’s market is expected to continue to grow at an average annual rate of approximately 5% over the next three years.

OUR MARKET is driven by two primary factors: light vehicle production (LVP) and content per vehicle (CPV)1).

The first growth driver, LVP, has increased at an average annual rate of close to 4% over the past decade despite the cyclical nature of the automotive industry. Over the next five years, LVP is expected to continue to grow to 99 million light vehicles (LV) by 2018 from approximately 83 million in 2013, according to IHS. Almost all of this expansion will be in the “Growth Markets”, predominantly China, India, Thailand, Indonesia as well as Eastern Europe and Brazil.

Unlike LVP, where Autoliv targets to be on the best-selling platforms, Autoliv can influence the other growth driver of our market, CPV by continuously developing and introducing new technologies with higher value-added features. This increases the long-term average safety content per vehicle and has caused the automotive safety market to grow faster than the LVP. A steady flow of new technologies to the market has also enabled Autoliv to outpace the market and increase its market share. For instance, since the start of Autoliv, Inc. in 1997, the Company’s sales have increased at a Compounded Annual Average Growth Rate (CAGR) of almost 8% compared to 5% for our market and 3% for LVP.

Historically, the CPV has been driven by passive safety (mainly seatbelt, airbag and steering wheel products) in the developed markets of Western Europe, North America and Japan. Looking ahead, the CPV in these regions will primarily be driven by Active Safety systems while new passive safety systems such as knee airbags, far-side impact airbags and improved protection for pedestrians and rear-seat occupants are expected to have a modest effect. However, in the Growth Markets, passive safety systems are likely to still be the dominant growth driver for CPV for the next several years. The CPV in these markets combined is roughly one half of that of the developed markets.

Several mega trends will continue to positively influence the overall safety content per vehicle. These include:

1)

Evolution of collision avoidance technologies to reduce the enormous cost of traffic accidents and fatalities on the roads, with an industry direction to achieve semi-automated and ultimately autonomous driving,

2)	Traffic fatalities as a cause of death will almost double to 2.4 million people by 2030, according to the World Health Organization (WHO),

3)	Demographic trends of increased safety conscious consumers, aging driver population and higher LVP in the Growth Markets,

4)	Government regulations and test rating systems to improve the safety of vehicles in the various markets, for instance the new EuroNCAP, and

5)	Trends toward lighter and alternative fuel vehicles.

MARKET GROWTH BY REGION

Our core global addressable market of passive and Active Safety, including steering wheels, grew by 4% to a new record of $24.1 billion in 2013. This was mostly due to record-high LVP, while the global average CPV remained relatively unchanged at roughly $300. This flattish CPV was due to 1% LVP growth in the Developed Markets, where the average CPV is around $400, while most of the increase in global LVP occurred in the Growth Markets, where the average CPV is only around $200 (see graph below).

This CPV trend could continue for some years, since virtually all of the LVP growth is expected to be in the Growth Markets where it takes two vehicles in the Growth Markets to equal the same resulting sales from one vehicle in the Developed Markets.

Despite this negative CPV mix effect, our core addressable market is expected to grow at a CAGR of approximately 5% over the next three years to about $28.2 billion, based on the current macro-economic outlook and business awarded to Autoliv or other companies in our industry.

Most of the increase from $24.1 billion to $28.2 billion will be in the Growth Markets (see graph below), which are expected to increase at a rate of 10% per year to $12.0 billion. This strong growth will be mitigated by an expected decline of the Japanese market of almost 5% per year. This expected geographical mix will result in a favorable effect for Autoliv since our market share in the Growth Markets is 35% and increasing, while our market share in Japan is approximately 20%. However, this favorable mix will be moderated by the fact that the important Western European market is expected to expand at a rate that will be 1 percentage point less than the global average growth rate.

MARKET GROWTH BY PRODUCT

Our passive safety market is expected to grow at a CAGR of 4% over the next three years with the highest growth rate expected in seatbelts (see graph).

This product line is expected to grow at a CAGR of 5% or by $1.0 billion to $7.6 billion (see graph below). In seatbelts, Autoliv has reached a global market share of approximately 40%, primarily due to being the technology leader with several important innovations such as pretensioners and load limiters. Our strong market position is also a reflection of our superior global footprint. Seatbelts are the primary life-saving safety product and are also an important requirement in low-end vehicles for the Growth Markets. This provides an excellent opportunity to benefit from the expected growth in this segment of the market.

The market for airbags, where Autoliv has a market share of almost 40%, is expected to grow at an annual rate of 3% to $10.9 billion. The lower growth rate than seatbelts is related to the dilutive effect from new low-end vehicles in the Growth Markets, with relatively low installation rates for airbags.

The passive safety electronics market is expected to grow by 3% annually while the steering wheel market is expected to grow by almost 5% annually, i.e. close to the expected average growth rate of our market. Our market share in passive safety electronics has more than doubled over the last decade to more than 20% and is expected to continue to increase in the future. Our latest electronic control unit (ECU) for airbags is very competitive as it integrates active and passive safety (see page 15 in the Annual Report).

Our newest core market, Active Safety (radar, night vision and front-view cameras), is expected to grow at a rate of 29% and more than double in size to $2.8 billion by 2016. Through acquisitions and technology partnerships with our customers, Autoliv holds a strong number two market position. During the year Autoliv increased its market share to significantly more than 20%.

In addition to our core addressable Active Safety market, the additional market potential including brake controls, rear-view and surround-view cameras should add close to $9.1 billion in 2016 to the $2.8 billion mentioned earlier. Autoliv plans to enter the brake control market with a new product offering, the Safety Domain Controller during the first quarter of 2014.

In summary, the winners in the automotive safety market during the next several years are likely to be companies that have built a strong position in Active Safety along with a strong position in the Growth Markets, which is in line with Autoliv’s strategy.

OUR COMPETITORS

In passive safety, Autoliv’s major competitors are Takata and TRW, where we estimate that they account for roughly one fifth and one sixth of the market, respectively, while Autoliv leads the market with an approximate share of 37%.

Takata is a family-controlled Japanese company with its shares listed on the Tokyo Stock Exchange. Takata has its strongest market positions in Japan and North America. TRW is a U.S. listed company on the New York Stock Exchange, with strong market positions in Europe and North America.

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

Other passive safety system competitors include US private equity owned KSS, Nihon Plast and Ashimori of Japan, Jinheng of China, Samsong in South Korea and Chris in South America. Collectively, these competitors account for the majority of the remaining 25% global market share in passive safety.

The Active Safety market remains relatively fragmented with more, larger competitors than in the passive safety market and include Continental, Bosch, Delphi, Valeo, Gentex, Magna, Hella, TRW, Denso and Panasonic, of which we believe Continental has the leading market position today.

Continental, Bosch and Denso are also major competitors in passive safety electronics.

Content per vehicle1) US$	Market by Region4) US$ (billions)	Market by Product4) US$ (billions)

1)	Seatbelts, Airbags, Steering Wheels, Electronic Control Unit, Crash Sensors, Night Vision, Radar and Vision Systems.
2)	Developed Markets (Western Europe, Japan, North America).
3)	Growth Markets (Eastern Europe, China, Rest of Asia, South America, Middle East/Africa).
4)	Based on IHS’ and Autoliv’s estimates of LVP.

Our Customers

Our diversified customer base includes virtually every vehicle manufacturer in the world, due to our technological leadership and superior global footprint.

In 2013, OUR TOP FIVE CUSTOMERS represented 54% of sales and the ten largest customers 83%. This reflects the concentration in the automotive industry. The five largest vehicle manufacturers (OEMs) in 2013 accounted for 54% of global light vehicle production (LVP) and the ten largest OEMs for 79%.

GM, RENAULT/NISSAN, FORD

General Motors is our largest customer, accounting for 15% of sales in 2013, while Ford and Renault/Nissan each account for 11% of sales in 2013 (see graph below). This concentration is partly due to historical reasons since we have cooperated with these OEMs for many years and have developed a number of new safety innovations together. Autoliv’s strong global presence and our broad product offering also fits these global OEMs very well. Additionally, we have acquired assets from Delphi and Visteon, which are spin-offs from GM and Ford, respectively.

VOLKSWAGEN, TOYOTA

In relation to their share of the global LVP, -Autoliv is “under-represented” with Volkswagen and Toyota. In 2013, Volkswagen and Toyota accounted for 12% of the global LVP each, while they account for roughly 8% and 5% of our sales, respectively. One of our major competitors, TRW, has historically had close relations with Volkswagen and previously acquired companies that had close ties to Volkswagen. Similarly, Toyota has in-house (“keiretsu”) suppliers that are awarded more than half of Toyota’s safety business.

BMW, DAIMLER, VOLVO

BMW, Daimler and Volvo accounted for 5%, 6% and 2% of our sales respectively, despite the fact that combined they only account for 5% of global LVP. Our relatively high dependence on premium brand OEMs reflects the higher safety content in their vehicles. It is also due to their strong pursuit of new safety innovations to differentiate their new vehicle models, along with Autoliv’s well-established position of being the technology leader in the automotive safety industry.

HYUNDAI/KIA, HONDA

Hyundai/Kia (HKMC) has been one of our fastest growing customers over the last decade. HKMC now represents 9% of our sales versus 4% ten years ago. Our business with Honda has also grown significantly over the last ten years and now accounts for more than 5% of our sales.

The reason for this strong growth is a combination of the success of these customers in the global LVP market and our long-term investments in their home markets, South Korea and Japan.

FIAT/CHRYSLER, PSA

We have always had a relatively strong position with Chrysler and PSA. Chrysler is an important customer for both our active and passive safety systems, while Fiat is a customer where we are under-represented for historical reasons.

Our dependence on PSA has declined, both as a reflection of our lower market share with them and their lower share of the global LVP market.

CHINESE LOCAL OEMS

Domestic Chinese manufacturers account for approximately 40% of the Chinese LVP, the global manufacturers make up the rest.

The domestic OEMs have grown rapidly from almost no sales five years ago to represent more than 3% of Autoliv sales in 2013. Great Wall Motors is our largest domestic customer in China, representing 2% of sales. The local Chinese manufactured cars have a lower than average CPV, explaining the high share of LVP compared to the lower share of our sales. With our strong position with these customers, and an increasing awareness of automotive safety in China, we see great opportunities for growth.

CUSTOMER SALES TRENDS

Asian vehicle producers (including the Japanese) have steadily become increasingly important to Autoliv, now representing 36% of Autoliv’s global sales compared to 22% ten years ago. The Japanese manufacturers today represent 22% of our sales compared to 17% in 2003. This reflects both their increasing share of the global LVP and our increasing share with them.

General Motors, Ford and Chrysler now account for 28% of our global sales, approximately the same as in 2003, after a decline to 19% in 2008. This swing primarily reflects their “comeback” after the crisis in 2008-2009.

Our high dependence on European and other customers has decreased significantly; from around 51% of sales in 2003 to 36% in 2013.

Therefore, our sales have become much more balanced than ten years ago.

Diversified customer mix

Major Launches 2013

Illustrated below are the most significant model launches for us by our customers in 2013. A delivery contract is typically for the lifetime of a vehicle model, which is normally between 3 and 7 years.

Our largest customer contract accounts for 4% of sales.

Jeep’s new Cherokee: Inflatable curtains, side airbags, seatbelt with pretensioners and radar system.

The new Mini: Steering wheel with driver airbag, knee airbag, inflatable curtains, side airbags, seatbelts with pretensioners and vision system.

Mercedes’ new S-Class: Steering wheel with driver airbag, pelvic restraint cushion, active seatbelts with pretensioners, bag-in-belt, cable cutters, night vision and radar system.

Chevrolet’s new Silverado: Steering wheel with driver airbag and side airbags.

The new Range Rover Sport: Passenger airbag, side airbags, active seatbelts with pretensioners and safety electronics.

Citroën’s new C4 Picasso: Steering wheel with driver airbag, passenger airbag, safety electronics, active seatbelts with pre-pretensioners and seatbelts with pretensioners.

BMW’s new X5: Active seatbelts with pretensioners, night vision and vision system.

Peugeot’s new 308: Steering wheel with driver airbag, passenger airbag, seatbelts with pretensioners and safety electronics.

Nissan’s new X-Trail/Rogue: Inflatable curtains, side airbags and safety electronics.

Focus on Cost Control

Through effective total cost management in manufacturing and purchasing we create customer and shareholder value.

OUR MAIN TARGETS for cost efficiency are to:

•	Reduce direct material costs at the same rate as our market prices decline, i.e. by at least 3% annually.

•	Consolidate the supply base by reducing the number of suppliers in order to optimize it in size, geography, service and knowledge.

•	Improve labor productivity by at least 5% per year.

REDUCE IMPACT OF RAW MATERIAL PRICES

Approximately half of our revenues are spent on direct materials (DM) from external suppliers (see graph below). The raw material content in these components costs currently represents 51% of the direct material cost, while the other 49% represents the value added by our supply base (for more details on dependence on raw materials and component costs, see page 51 in the Annual Report).

The raw material value portion of our sales has increased from 24% in 2009 to 28% in 2013, primarily due to increasing raw material prices. Our strategy to mitigate higher commodity prices is to develop new more cost-efficient designs and components than the existing ones, for example, by replacing steel with reinforced plastics. This often reduces weight which is an important added advantage in the permanent pursuit for more fuel-efficient vehicles.

REDUCING OTHER COMPONENT COSTS

Most of the negative impact caused by higher raw material prices has been offset by a reduction of the value added portion of our component costs from the supply chain. During the six-year period from 2008 to 2013 these costs, in cooperation with our suppliers, have been cut from 30% of sales to 27%. This has been achieved by several actions and programs.

We are continuously consolidating purchase volumes to fewer suppliers to help them reduce their prices to us. For instance, in 2013, we managed to reduce the number of suppliers by nearly 6% after a steady increase in prior years. This increase was due to acquisitions and the need to add new suppliers in Asia and other LCC. We are now on track to reach our target of reducing the number of supplier groups to 1,000 by the end of 2016 from a peak of 1,600 in 2011.

We have global focus on global components to gain leverage and optimize our footprint in order to improve quality, and reduce risk and cost.

By standardizing components for standard/road map products we reduce complexity and gain leverage, thereby cutting costs.

We also standardize products and components, and phase out older, more complex products with low volumes to help suppliers reduce their costs and, consequently, our prices.

Through the above-mentioned strategies we have met our direct material cost reduction target of at least 3% every year, except in 2008 and 2011 when steel prices in particular, sky-rocketed. In both 2013 and 2012, the estimated net savings for direct materials were 3.9%.

LABOR PRODUCTIVITY IMPROVEMENTS

The second most important type of cost is wages, salaries and other labor costs. In 2013, these costs corresponded to 22.0% of sales, which was a reduction from 26.0% in 2009 (see graph below).

This reduction has been achieved by continuous productivity improvements, restructuring of operations and by expansion as well as movement of production to LCC.

We measure productivity improvements in manufacturing in LMPU (labor minutes per produced unit). This measure is often affected by shifts of production to LCC where typically more labor-intensive manufacturing processes are used than in HCC (although the productivity in individual LCC may improve rapidly). Despite this, we have achieved LMPU reductions of approximately 6% every year during the last five-year period. Consequently, we managed to reach our productivity improvement target of at least 5% each year, both when LVP dropped sharply during the crisis, and in 2012 when LVP was erratic and depressed in Western Europe.

Manufacturing in LCC could offer significant cost saving opportunities, since our average headcount cost in LCC is only 20% of the same cost in HCC for direct personnel. However, we already have 80% of our direct workers in LCC, and the offsetting costs required for producing in one country and selling in another (such as freight and duty costs) should also be considered in addition to the labor cost difference. Consequently, most of this savings potential has now been achieved. In spite of this, we expect our headcount to continue to increase more in LCC than in HCC as a reflection of the mix in the expected LVP growth. This mix trend should continue to have a favorable impact on our cost structure in the future. By increasing our investments in vertical integration of strategic important components, particularly in LCC, we are also able to achieve long-term cost savings.

In addition, through automation and the introduction of new higher value-added products (for instance in Active Safety) we should continue to be competitive in HCC and support our customers with manufacturing close to their assembly plants in North America, Western Europe and Japan. Going forward we also foresee a higher degree of automation in LCC to compensate for increasing labor and component costs.

Cost Breakdown

% of sales

PASSENGER AIRBAG

For several years Autoliv has been successful in weight reduction of Passenger Airbag modules through rationalization of the number of components in the bill of material, as well as reducing the weight of components.

This has been achieved by breakthroughs in airbag generator technology and design optimization driven by simulation. These technologies allow for the same robustness level while still reaching top ranking module performance according to the consumer car rating test specifications.

“GREEN” AIRBAG INFLATOR

Autoliv has developed a completely new concept for inflating airbags that is more environmentally friendly and that reduces the inflator’s weight by 20% compared to most inflators for the intended application.

The new inflator uses hydrogen and oxygen with inert gas to inflate the airbag, instead of pyro-technic substances. As a result, there are no waste particles at all from the combustion, not even carbon dioxide. The only side product is regular vapor which, when cooled, becomes just a few drops of pure water.

Quality Excellence

Autoliv’s primary goal is to Save Lives. Our products never get a second chance. This is why we can never compromise on quality.

IN ADDITION TO OUR PRIMARY GOAL of Saving Lives, quality is key to our financial performance. Quality excellence is critical for winning new orders, preventing recalls and maintaining low scrap rates. For all of these reasons, we are fully committed to providing quality products and services to all our customers.

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

In response to this trend and to improve our own quality, we are running a program called “Q5” for shaping a proactive quality culture of zero defects. It is called “Q5” because it addresses quality in five dimensions: customers, products, suppliers, growth and behavior.

The goal of Q5 is to firmly tie together quality with value in all our processes and for all our employees, thereby leading to the best value for all our customers.

It is the people that drive our Company’s success at all levels. By developing the right skills and abilities of our employees we can create a proactive culture that will enable sustainable improvements.

We believe Q5 will advance our leadership position even further in automotive safety. When we get our customers’ acknowledgements and confirmations that our products and services are superior to anything else on the market, we know we are well on our way to reaching our goal.

FLAWLESS PRODUCTS AND DELIVERIES

In our pursuit of excellence we have developed a chain of four “defense lines” against quality issues that consist of 1) robust product designs, 2) flawless components from suppliers and our own in-house component companies, 3) manufacturing flawless products and 4) implementing systems for verifying that our products conform with specifications and an advanced traceability system in the event of a recall. These “defense lines”, in combination with our Q5 behaviors, should ensure deliveries of flawless products on-time to our customers.

When quality deviations occur, they very rarely affect the protection provided by our products. Virtually all deviations are due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the look and feel is important to the car buyer.

OUR QUALITY PERFORMANCE

We always challenge ourselves to achieve even better performance. In our product conformity verifications, we register all deviations and include them in our quality measure—the number of non-conforming events. Thanks to our Q5 program we have successfully reduced the number of non-conforming events since 2010 despite higher sales by 42%. This is another step in our pursuit for the ultimate goal of zero defects.

SUPPLY BASE QUALITY IMPROVEMENTS

In our pursuit of zero defects, it is critical to prevent non-conforming components from entering our manufacturing plants. This is one of the most important “lines of defense” against quality issues.

With the Autoliv Sourcing and Purchasing Process (ASPP) we have a common way of working together with our suppliers. It strengthens our performance by working very closely with our suppliers, and setting clear demands. An important part of ASPP is the early involvement of suppliers in projects to ensure robust component designs and lowest cost for function.

All requirements, policies and procedures for the collaboration between us and our suppliers are specified in the Autoliv Supplier Manual (ASM). As part of the qualification of suppliers, they are required to sign and accept the ASM. The ASM has a strong focus on quality, ranging from the supplier pre-qualification requirements, to supplier development, component quality assurance and regular supplier status reviews. It also encourages suppliers to maintain continuous improvement programs.

Suppliers are trained to comply with the ASM and all suppliers are rated in terms of quality and delivery performance on a monthly basis. The focus on quality in managing our supply base is necessary not only to ensure flawless parts but also to improve efficiency and cost in our operations.

OUR CONTINOUS PROACTIVE QUALITY WORK

PRODUCT DEVELOPMENT

Autoliv’s Product Development System (APDS) ensures that all new products pass five mandatory checkpoints: 1) project planning, 2) concept definition, 3) product and process development, 4) product and process validation, and 5) product launch. In this way, we proactively prevent problems and ensure we deliver only the best designs to the market.

SUPPLY BASE

By involving our suppliers early in projects and by training them we ensure robust component designs and processes. This prevents non-conforming parts from being produced by our in-house and external suppliers and from reaching our manufacturing lines.

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

Creating Shareholder Value

By creating customer satisfaction, maintaining tight cost control and developing new products, we generate cash for long-term growth, financial stability and competitive returns to our shareholders.

AUTOLIV HAS ALWAYS had a strong cash flow and cash generation focus. Our operating cash flow has always exceeded capital expenditures.

On average, operations have generated $740 million in cash per year over the last five years, while our capital expenditures, net have averaged $292 million and since 1997 the Company has converted close to 98% of its net income to free cash flow, i.e. cash flow after capital expenditures.

CAPITAL EFFICIENCY IMPROVEMENTS

Autoliv’s strong cash flow reflects both the Company’s earnings performance and improvements in capital efficiency. During 2009-2013, while sales increased by 72%, our average annual capital employed increased by only 13%. Therefore, Autoliv’s capital turnover rate improved by more than 59% to 2.5 times. Whether this trend will continue or not will depend on two competing trends.

On one hand, the trend will be driven by continued organic sales growth where our market is expected to grow at a rate of 5% per year until 2015. Consequently, we should be able to grow our sales and revenues without acquisitions (although we still view acquisitions as a useful mean of accelerating growth). During the last five years, goodwill and other intangibles declined slightly. Since 2010, the trend has been that capital expenditures have exceeded depreciation and amortization due to the need for additional manufacturing capacity in response to the growth of our market and sales. This trend is likely to continue in support of the future growth. Our strategy for improving Autoliv’s fixed asset utilization rate includes plant consolidations, expansion in low-cost countries (where less capital-intensive manufacturing processes can be used) and simplification of manufacturing processes.

We will also need additional cash for working capital to support the expected organic sales growth. However, we still expect to meet our target of working capital below 10% of sales. At the end of 2013, this ratio was 6.2%.

In summary, we still expect to generate strong cash flow, although we may be unable to improve on Autoliv’s already strong capital turnover rate.

OUR CASH FLOW MODEL

When analyzing how to best use each year’s cash flows from operations, Autoliv’s Board of Directors uses the model depicted on the opposite page to identify shareholder value. The model takes important variables into account such as the marginal cost of borrowing, the return on marginal investments and the price of Autoliv shares. When evaluating the various uses of cash, the Board of Directors weighs these decisions against the need for flexibility due to the cyclical nature of the automotive industry, acquisitions and other potential settlements.

INVESTING IN OPERATIONS

To create long-term shareholder value, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. In Autoliv’s case, our historical pre tax cost of capital has been approximately 12% before taxes. Autoliv’s return on capital employed has always exceeded this level, except during the financial crisis in 2008-2009. During the last three years, return on capital employed has varied between 21% and 28%, i.e. approximately twice the level of cost of capital.

In 2013, $379 million was re-invested in the form of capital expenditures, net. This was more than 45% of the year’s operating cash flow of $838 million. It was also 33% more than depreciation and amortization due to our strong order intake and need for additional manufacturing capacity, primarily in Asia and other growth markets. Another reason for capital expenditures exceeding depreciation is our strategy to increase vertical integration (i.e. the level of in-house component sourcing) as a means to offset the continuous price erosion in our industry.

ACQUISITIONS

In order to accelerate the Company’s growth, we typically use some of the cash flow generated for acquisitions. However, in 2013, there were no major acquisitions or divestitures. This is not indicative of our expected long-term need of cash for acquisitions or our historical acquisition rate. During the previous five years, we made acquisitions totaling $255 million.

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

SHAREHOLDER RETURNS

Since Autoliv has historically used both dividend payments and share buybacks to create shareholder value, the Company does not have a set dividend policy. Instead, the Board of Directors regularly analyzes which method is most efficient, at each instance, to create shareholder value.

In 2013, $194 million of the year’s cash flow was used to pay dividends to shareholders. This corresponds to 42% of the “free cash flow” of $459 million.

The total dividend paid in 2013 was an increase of 9% from the 2012 level and reflects the strategy that Autoliv should have an attractive growth dividend and dividend yield. Historically, the dividend has represented a yield of 2-3% in relation to the Autoliv share price. During 2013, this yield was 2.5% in relation to the average price of the Autoliv stock. After the latest dividend increase to 52 cents per share, the annualized run rate of $196 million is 58% higher than the highest amount paid before the crisis in 2008-2009.

We also have the ability to return funds to shareholders using share repurchases. During the fourth quarter 2013, the Company reactivated its previously established share repurchase program after modifying the debt limitation policy, and repurchased 1.6 million shares during 2013. The current mandate is 11.6 million shares, including the new authorization of 10 million shares approved by the Board of Directors in January 2014.

Repurchases of shares could create more value for shareholders than dividends, if the share price appreciates long-term. For Autoliv this has been the case as the Company’s existing 8.4 million treasury shares have been repurchased at an average cost of $45.09 per share, while the closing price in 2013 was $91.80 per share. This represents an appreciation of 104%.

CAPITAL STRUCTURE

Our modified debt limitation policy is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio of around one time and to be within the range of 0.5 and 1.5 times (see page 83 in the Annual Report for definitions). In addition to the above, the objective is to provide the Company sufficient flexibility to manage the inherent risks and cyclicality in Autoliv’s business and allow the Company to realize strategic opportunities and fund growth initiatives while creating shareholder value.

In December 2013, Autoliv was upgraded to “A- with stable outlook” by Standard & Poor’s. Currently, Autoliv’s financial position, with a net cash position of $511 million, is stronger than we deem necessary for a long-term efficient capital structure for a cyclical industry. The headroom between current capital structure and our long-term target range should provide flexibility to make further shareholder returns, opportunistic acquisitions and provide the means for an eventual resolution of the antitrust investigations and related matters, although the financial impact on Autoliv is not yet possible to estimate (see Note 16 to Consolidated Financial Statements included herein).

Share Performance and Shareholder Information

The Autoliv stock recorded a 35% increase in 2013 and set a new all-time record at $94.41 on NYSE and 615 SEK on the SSE.

SHARE PERFORMANCE

On the primary market for the Autoliv securities, the NYSE, Autoliv’s stock increased by 35% to $91.80 during 2013 which compares favorably to the S&P 500 index which increased 30%. The S&P 1500 Auto Components Index increased by 63% during the same period.

From the beginning of 2009 to the end of 2013, Autoliv’s share price increased by 323%. This share performance of Autoliv compares favorably to the peer group as the S&P 1500 Auto Components index increased by 209% and a increase of 98% for the S&P 500 Index during the same period.

The average daily trading volume in Autoliv shares on the NYSE decreased by 28% to 494,332 in 2013 from 682,804 in 2012.

STOCKHOLM

In Stockholm, the price of Autoliv Swedish Depository Receipts (SDR) increased by 34% to 592 SEK during 2013 compared to a 21% increase in the OMX All Share Index and a 29% increase in the OMX Automotive Index in Sweden.

In Stockholm, the average daily trading volume in Autoliv shares decreased by 12% to 255,561 in 2013 from 290,355 in 2012. In 2013, the Autoliv SDR was the 31st most traded security in Stockholm. Of the total exchange trading, the Autoliv stock accounted for 1.1% in 2013 as compared to 1.0% during 2012.

In Stockholm, Autoliv’s SDRs are traded on the stock exchange’s list for large market cap companies.

NUMBER OF SHARES

During 2013, the number of shares outstanding decreased by 1.1 million to 94.4 million at year end. The number of shares outstanding decreased mainly due to share repurchases which were re-activated in the fourth quarter 2013 (see Note 13).

The weighted average number of shares outstanding for the full year 2013, assuming dilution, increased to 95.9 million from 95.1 million in 2012. Stock options, if exercised, and granted Restricted Stock Units (RSUs) could increase the number of shares outstanding by 831,701 and 204,277, respectively, which would be a 1.1% increase in the current number of shares outstanding.

In January 2014, the Board of Directors authorized a fifth Share Repurchase Program for 10 million of the Company’s shares. Including the new authorization, 11.6 million shares remain for repurchase. On December 31, 2013, the Company had 8.4 million treasury shares.

NUMBER OF SHAREHOLDERS

Autoliv estimates that there are around 50,000 beneficial Autoliv owners as of December 31, 2013 of which one third of the Autoliv securities were held in the U.S. and close to 60% in Sweden. Most of the remaining Autoliv securities were held in the U.K., Central Europe, Japan and Canada.

On December 31, 2013, Autoliv’s U.S. stock registrar had close to 2,200 holders of Autoliv stock, and according to our transfer agent, there were more than 24,000 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to the depository bank in Sweden, there were more than 3,000 record holders of record of the Autoliv SDRs and according to the Swedish soliciting agent more than 17,000 “street names” of the SDRs. Many of these holders are nominees for other, non-Swedish nominees.

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

DIVIDENDS

If declared by the Board of Directors, quarterly dividends are usually paid on the first Thursday in the last month of each quarter. The record date is typically two weeks before the payment day and the ex-date (when the stock trades without the right to the dividend) typically two days before the record date.

Quarterly dividends are declared separately by the Board of Directors, announced in press releases and published on Autoliv’s corporate website.

For the Preliminary Dividend Plan 2014, refer to page 88 in the Annual Report.

ANNUAL GENERAL MEETING

Autoliv’s next Annual General Meeting of Stockholders will be held on, May 6, 2014, at The Langham Hotel, Chicago, 330 North Wabash Avenue, Chicago, Illinois, 60611-3586, USA. Stockholders are encouraged to vote on the Internet regardless of whether they plan to attend the meeting.

PUBLIC INFORMATION DISCLOSURE

We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously.

All relevant public information is reported objectively. Information communicated by Investor Relations is authorized by management.

KEY STOCK PRICE DATA
New York	Price ($)	Date
Opening	68.25	Jan 2, 2013
Year high	94.41	Oct 23, 2013
Year low	64.13	Feb 25, 2013
Closing	91.80	Dec 31, 2013
All-time high	94.41	Oct 23, 2013
All-time low	12.33	Mar 6, 2009

Stockholm	Price (SEK)	Date
Opening	440.50	Jan 2, 2013
Year high	615.00	Nov 27, 2013
Year low	409.00	Feb 4, 2013
Closing	592.00	Dec 30, 2013
All-time high	615.00	Nov 27, 2013
All-time low	116.25	Mar 9, 2009

THE LARGEST SHAREHOLDERS
%	No. of Shares	Holder Name1)
8.5	8,037,500	Alecta Pension Insurance Mutual
6.3	5,948,280	AMF Pensionforsakring AB
4.9	4,669,908	Swedbank Robur Fonder AB
4.9	4,594,246	Nordea Investment Funds
2.9	2,771,622	LSV Asset Management
0.5	458,298	Management/Directors as a group2)
100.0	94,396,500	Total December 31, 2013

1) Known to the Company, out of around 50,000 shareholders. 2) As of February 20, 2014. Includes 225,408 shares issuable upon exercise of options that are exercisable within 60 days, 56,605 shares issuable upon exercise of options not exercisable within 60 days and 75,832 RSUs.

SHARE PRICE AND DIVIDENDS
	New York (US$)			Stockholm (SEK)			Dividend	Dividend
PERIOD	High	Low	Close	High	Low	Close	declared	paid
Q1 2013	69.58	64.13	69.14	448.80	409.00	448.80	$0.50	$0.50
Q2 2013	80.04	66.47	77.39	534.50	428.30	523.00	$0.50	$0.50
Q3 2013	88.80	77.68	87.39	571.50	514.50	563.00	$0.50	$0.50
Q4 2013	94.41	86.70	91.80	615.00	560.00	592.00	$0.52	$0.50

Q1 2012	69.61	54.98	67.05	472.30	371.10	442.50	$0.47	$0.45
Q2 2012	69.44	51.31	54.66	458.20	364.00	379.30	$0.47	$0.47
Q3 2012	66.62	51.63	61.97	439.00	358.50	404.70	$0.50	$0.47
Q4 2012	67.58	54.72	67.39	432.50	371.00	432.50	$0.50	$0.50

ANALYSTS (28)

US (12)
BARCLAYS	Brian Johnson
BUCKINGHAM RESEARCH	Joseph Amaturo
CITIGROUP	Itay Michaeli
DEUTSCHE BANK	Rod Lache
GABELLI & CO.	Brian Sponheimer
GUGGENHEIM PARTNERS	Matthew Stover
JP MORGAN	Ryan Brinkman
KEYBANC	Brett Hoselton
MORGAN STANLEY	Ravi Shanker
MORNINGSTAR	Richard Hilgert
RW BAIRD	David Leiker
RBC CAPITAL MARKETS	Joseph Spak

SWEDEN (10)
ABG SUNDAL COLLIER	Erik Golrang
CARNEGIE	Agnieszka Vilela
DANSKE BANK	Björn Enarson
DNB	Christer Magnergård
HANDELSBANKEN	Hampus Engellau
NORDEA EQUITIES	Andreas Brock
PARETO OHMAN	David Jacobson
PENSER	Johan Dahl
SEB ENSKILDA SECURITIES	Anders Trapp
SWEDBANK	Fredrik Nilhov

UK (2)
GOLDMAN SACHS	Stephan Puetter
UBS WARBURG	David Lesne

FRANCE (3)
CHEUVREUX KEPLER	Thomas Besson
CM-CIC SECURITIES	Florent Couvreur
SOCIETE GENERALE	Philippe Barrier

JAPAN (1)
DAIWA SECURITIES	Takuo Katayawa

Content Financials

PAGE1)
39	Management’s Discussion and Analysis
55	Management’s Report on Internal Control over Financial Reporting
55	Consolidated Statements of Net Income
56	Consolidated Statements of Comprehensive Income
57	Consolidated Balance Sheets
58	Consolidated Statements of Cash Flows
59	Consolidated Statements of Total Equity

PAGE1)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

60	Note 1	Summary of Significant Accounting Policies
62	Note 2	Business Combinations
63	Note 3	Fair Value Measurements
66	Note 4	Income Taxes
67	Note 5	Receivables
68	Note 6	Inventories
68	Note 7	Investments and Other Non-current Assets
68	Note 8	Property, Plant & Equipment
68	Note 9	Goodwill and Intangible Assets
69	Note 10	Restructuring and Other Liabilities
70	Note 11	Product Related Liabilities
70	Note 12	Debt and Credit Agreements
72	Note 13	Shareholders’ Equity
72	Note 14	Supplemental Cash Flow Information
73	Note 15	Stock Incentive Plan
74	Note 16	Contingent Liabilities
75	Note 17	Lease Commitments
76	Note 18	Retirement Plans
80	Note 19	Segment Information
80	Note 20	Earnings Per Share
80	Note 21	Subsequent Events
81	Note 22	Quarterly Financial Data (unaudited)
82		Auditor’s Reports

1) See Annual Report

Important Trends

Autoliv, Inc. (the “Company”) provides advanced safety technology products for the automotive safety market. In the three-year period from 2011-2013 (the time period required by the SEC to be reviewed in this analysis), a number of factors have influenced the Company’s operations. The most notable factors have been:

•	Significant changes in global light vehicle production (LVP)

•	Strong LVP growth in China, the world’s largest auto market

•	Rapid growth of Active Safety market

•	Capacity alignment initiatives

•	Pricing pressure with headwinds from currencies and raw materials

•	Initiating adjustment of capital structure

	20131)		20121)		20111)
YEARS ENDED DEC. 31 (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported	change	Reported	change	Reported	change
Global light vehicle production (in thousands)	82,559	4%	79,740	7%	74,813	4%
Consolidated net sales	$8,803	6%	$8,267	0%	$8,232	15%
Operating income	$761	8%	$705	(21)%	$889	2%
Operating margin, %	8.6	0.1 p.p.	8.5	(2.3) p.p.	10.8	(1.3) p.p.
Net income attributable to controlling interest	$486	1%	$483	(22)%	$623	5%
Net margin, %	5.5	(0.3) p.p.	5.8	(1.8) p.p.	7.6	(0.6) p.p.
Earnings per share, EPS2)	$5.07	0%	$5.08	(24)%	$6.65	4%
Net cash provided by operating activities	$838	22%	$689	(9)%	$758	(18)%
Return on capital employed, %	22.1	0.8 p.p.	21.3	(6.2) p.p.	27.5	(0.7) p.p.

1) Reported figures impacted by costs for capacity alignments and antitrust investigations in 2011-2013 and a non-cash, non-recurring valuation allowance for deferred tax assets in 2013 that impacted net income and EPS. See table on page 41 in the Annual Report “Items affecting comparability” and Notes 4, 10 and 16 of the Notes to the Consolidated Financial Statements included herein. 2) Assuming dilution and net of treasury shares.

LVP AND MARKET SHIFTS

The most important driver for Autoliv’s sales is light vehicle production (LVP). We have seen a shift in this growth driver. In 2011, LVP grew at a year over year rate of 4% and then accelerated to a rate of nearly 7% in 2012 when LVP reached almost 80 million. In 2013, LVP growth continued but at a slower rate of 4%. Most markets contributed to global LVP growth, especially China and North America. Between 2011 and 2013 Chinese LVP rose by 22% or 3.6 million LVs and in North America by 23% or 3.1 million LVs. The North American LVP is now back to pre-crisis levels. In our Rest of Asia region (RoA) (i.e. Asia excluding China and Japan) LVP rose by 11% or 1.3 million LVs. In contrast, in Western Europe, which is a very important market for automotive safety, LVP decreased by 8% or by approximately 1 million LVs during the same three-year period due to a flat LVP in 2013 following an 8% drop in 2012. During 2011, LVP increased by 0.5 million vehicles. Therefore, Europe’s share (both Western and Eastern Europe) of global LVP decreased from 27% in 2011 to 23% in 2013, while the other regions increased their respective share of global LVP. The Americas’ share rose from 23% to 25%, China’s share increased from 22% to 24% and the RoA region’s remained at 15% in 2013. These market shifts have impacted our market – the global automotive safety market – as the average safety content per vehicles varies between the regions (see Safety Content per Vehicle below).

Within the three-year period, regional LVP has also been unpredictable. In Japan, LVP dropped in 2011 by 14% due to the tsunami in March of that year but then rebounded and increased in the subsequent year by 20%. In 2013, Japanese LVP declined by 4% or 0.4 million vehicles to a more normalized level. Similarly, the flooding in Thailand in 2011 caused Thai LVP to drop by 11% that year then subsequently increase by 67% in 2012. The LVP in Thailand normalized in 2013 with a flat LVP compared to 2012.

AUTOLIV IS BETTER BALANCED

Autoliv now has a more balanced regional sales mix with 33% of sales in Europe, 33% in the Americas and 34% in Asia in 2013, compared to 38% in Europe and 31% in both the Americas and Asia in 2011. In Asia, our sales in the important Chinese market have increased to 16% of total sales in 2013 from 12% in 2011. The strengthened position in Asia is important as it provides a more diversified sales mix, and makes the Company well positioned in the Chinese market which is expected to experience strong growth over the next several years.

The balanced regional sales mix has been achieved through: 1) timely investments and strengthening of technical and support capabilities in growth markets and 2) early introduction and execution of our restructuring and capacity alignment activities (see below). We have also made substantial investments in additional manufacturing capacity for vertical integration in China, Thailand and Indonesia, to further improve our competiveness.

We continue to strengthen Autoliv’s position globally with the Asian vehicle manufacturers and they now account for 36% of our sales compared to 35% in 2011.

In 2013, almost 20 million vehicles were produced in China, today the world’s largest auto market, an increase of 22% from 2011. Thanks to our strong position both with local Chinese and global vehicle manufactures, our sales have grown by 43% during the same period. However, the effect of the higher production volumes in China was partly offset by lower growth rates for South Korean vehicle manufacturers after many years of strong growth. For additional information on Autoliv’s dependence on certain customers and vehicle models, see page 52 in the Annual Report.

Despite the weak European market, both BMW and Daimler have increased their share of Autoliv’s sales to 5% and 6%, respectively. This is due to their global success, our strong position within passive safety and to our successful introductions of Active Safety systems in BMW and Daimler vehicles (see below). However, sales to other customers that are more dependent on the depressed European market have continued to decline. This has created a swing in our European customer sales mix that continues to impact our capacity utilization and the profitability of many of our European plants (see more below).

Five years after skyrocketing fuel prices and turmoil in the financial markets, the North American market has recovered to its former size and character, dominated largely by GM, Ford, Toyota, Chrysler, Honda and Nissan.

Autoliv has, during the three year period 2011-2013, been able to increase its market share globally and hence captured value beyond the strong growth in the LVP.

ACTIVE SAFETY – THE NEXT CAR INDUSTRY REVOLUTION

In addition to our commitment to enhance passive safety, we are driving the rapid expansion of the market for Active Safety systems, currently mainly for mid and high-end vehicle models. The Active Safety market segments that we address grew by 25% during 2013 to $1.3 billion and are expected to continue to grow rapidly.

In Europe, the Euro NCAP 2014 crash test program has been upgraded to also include Active Safety technologies to help the European Union reach its target of cutting road fatalities by 50% by 2020. Also the National Highway Traffic Safety Administration (NHTSA) is considering upgrading the U.S. crash-test rating programs in 2014 to include Active Safety. These actions will help to further drive the market for Active Safety technologies like Autonomous Emergency Braking.

In 2011, Autoliv acquired two technologies related to Active Safety: 1) Software from Hella for camera-based forward-looking systems such as Traffic Sign Recognition (TSR), Lane Detection (LD) and Light Source Recognition (LSR), and 2) a license from Astyx for its long-range radar that will supplement Autoliv’s existing short and medium range radar in Adaptive Cruise Control (ACC), Emergency Braking (EB) and Forward Collision-Warning (FCW). These acquisitions are expected to start to generate sales in 2014 and 2015.

To capitalize on the strong growth, we have increased our research, development and engineering (R,D&E) activities related to Active Safety. From the 2011 level, our overall R,D&E expense, net has been increased by 11% to $489 million, a significant portion of which is for Active Safety projects. As a result of these undertakings in R,D&E and as a result of our investments in additional manufacturing capacity, sales in Active Safety grew by 89% in 2011 to $160 million, by 36% in 2012 to $218 million and by 58% in 2013 to $345 million and are targeted to reach half a billion dollars by 2015. In addition, the Company targets for its Active Safety business to reach its long-term target margin range of 8-9% in the next 2 to 3 years.

SAFETY CONTENT PER VEHICLE

Besides the trend of more Active Safety systems being introduced, we also see vehicle manufacturers installing more airbags and more advanced seatbelt systems in their vehicles, generally when new models are introduced. Despite these positive worldwide trends, the average global safety content per LV (airbags, seatbelts, steering wheels and related electronics, radar, night vision systems and cameras) remained relatively flat at around $300 during the period 2011-2013. This is due to the fact that growth in global LVP is highly concentrated in markets such as China and India where the average safety content per vehicle is only approximately $220 and $60, respectively, which reduces the global average safety content per vehicle. In addition, there is a negative effect from continued pricing pressure from vehicle manufacturers (see below). However, the safety standards of vehicles are increasing in China, India and other growth markets such as Brazil, partially due to new regulations and crash test rating programs. For instance, Latin America introduced a rating program for crash performance of new vehicles in 2010. Brazil mandated frontal airbags in all new vehicles sold in 2014, while India is considering introducing a crash test-rating program for new vehicles and has decided to up-grade its seatbelt regulations. All of these trends, in combination with the introduction of various Active Safety systems, should enable our market, i.e. the global automotive safety market, to grow at least in line with global LVP during the next three years and, possibly faster than LVP as safety content per vehicle in growth markets improves, and as Active Safety content per vehicle increases primarily in the mature markets.

CAPACITY ALIGNMENTS

Despite a general strong demand for premium vehicle models produced in Europe, we have seen a depressed market for many other vehicle models in the volume market segments. This has resulted in uneven capacity utilization in several of our European plants. As a response to this situation we launched a capacity alignment program in 2012 of $79 million to adapt our footprint. In 2013 we saw further cost saving opportunities and enlarged the program and expected the cost to be in the range of $25 to $50 million in the beginning of the year. The costs finally ended up to be $40 million for the full year 2013. See also Note 10 to Consolidated Financial Statements included herein for further information on our restructuring activities. The current capacity alignment programs are expected to have a payback period of 2-3 years after cash-out.

Our capacity alignment program is expanded into the full year 2014. We expect the costs for the program to be in the range of $20 million to $40 million.

PRICE EROSION AND COST CHALLENGES

Pricing pressure is an inherent part of the automotive supplier business. Price reductions are generally higher on newer products with strong volume growth compared to older products, where both the possibilities to re-design the product to reduce costs and market growth are less. Price reductions also depend on the business cycle. For the 2011-2013 period, we estimate the average reduction in our market prices to have been in the range of 2-4% annually. To meet these price reductions we have several programs and actions addressing every item in our cost structure.

For instance, to reduce costs for components from external suppliers, we are continuously increasing the level of components sourced in Low-Cost Countries (LCC), consolidating purchase volumes to fewer suppliers, improving productivity in our supply chain, standardizing components and redesigning our products (which also reduces weight and raw material content of our products, further reducing costs). However, in 2011, raw material prices rose so sharply that Autoliv’s commodity costs increased by nearly $100 million. In 2013, raw material commodity costs were reduced but still remained around $80 million higher than in the beginning of 2011.

To reduce labor costs while offsetting the price erosion on our products, we continuously implement productivity improvement programs, expand production in LCC and institute restructuring and capacity alignment activities. The productivity improvements in Autoliv’s manufacturing were approximately 6% for every year during the last three-year period. This is well in line with our productivity improvement target of at least 5% per year, which helps us to partly offset the price reductions to our customers. The level of employees in the LCC has increased to 72% in 2013 from 66% in 2011. These changes, in combination with our restructuring activities and several other actions, were almost enough to offset the market price erosion during the three-year period. As a result, total labor costs in relation to sales were virtually unchanged at 22.2% in 2013 compared to 22.0% in 2011. This modest increase was due to the higher R,D&E expenses, net that rose to 5.6% of sales from 5.4% in 2011 as labor costs are by far the largest cost of our R,D&E expense.

ADJUSTING OUR CAPITAL STRUCTURE

Autoliv entered the three-year period 2011-2013 with a net debt on January 1, 2011 of $127 million. At the end of the period, on December 31, 2013, the Company had a net cash position of $511 million despite dividends of $527 million and share repurchases of $148 million over the three year period. This transformation reflects the Company’s strong cash flow.

Operations generated $758 million in cash in 2011, $689 million in 2012 and $838 million in 2013, while capital expenditures, net amounted to $357 million, $360 million and $379 million, respectively.

The declared dividend has been raised seven times since reinstatement in 2010. After the latest declared dividend increase to 52 cents per share, the annualized run rate of $196 million is 58% higher than the highest dividend amount paid before the dividend suspension in 2009.

Furthermore, due to Autoliv’s strong balance sheet, the Company has been able to complete a number of strategic acquisitions. Historically this has accelerated sales growth and increased the Company’s vertical integration, thereby saving costs. These acquisitions are expected to start to generate sales in 2014 and 2015 and have allowed Autoliv to pioneer the new market of Active Safety sensing technologies. These acquisitions totaled $27 million during the three-year period 2011-2013.

The Company began to strengthen its financial position in order to have adequate resources for additional acquisitions. Subsequently, uncertainties surrounding the global macroeconomic outlook and the antitrust matters pending against the Company caused the Company to continue to maintain a strong balance sheet (see Note 16 to Consolidated Financial Statements included herein). It is currently not possible to estimate the costs of the antitrust matters and related disputes. Despite these uncertainties, Autoliv in 2013 decided to begin adjusting its capital structure through the more effective use of capital and began to repurchase its common stock with 1.6 million shares repurchased in the fourth quarter of 2013 in the open market amounting to $148 million, which includes commissions. The current share repurchase mandate is 11.6 million shares, including a new authorization of 10 million shares approved by the Board of Directors in January 2014.

In May 2013, Autoliv communicated its revised debt limitation policy which is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio (non-U.S. GAAP measure, see page 54) of around 1 time and to be within the range of 0.5 to 1.5 times. The Company also communicated its aim to reach a leverage ratio of 0.5 times by the end of 2014.

We monitor these circumstances very closely and will maintain a high level of financial flexibility until more transparency has been obtained regarding the outcome of these events.

CURRENCY HEADWINDS

We are exposed to more than 40 currency pairs, with exposures in excess of $1 million each. We are monitoring the development but are not hedging any currency flows. Rather we strive to have sales and costs in the same currency to reduce the transaction exposure risk. The total net transaction exposure in 2013 was approximately $1.7 billion or 19% of sales. In 2013, the net currency transaction effects, mainly from the Turkish lira, Japanese Yen and Brazilian Real, is estimated to have had a 0.6 p.p. negative impact on the operating margin.

ITEMS AFFECTING COMPARABILITY (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported			Adjustments
	2013	2012	2011	20131, 2)	20121)	20111)
Operating income	$761	$705	$889	$(47)	$(98)	$(19)
Operating margin, %	8.6	8.5	10.8	(0.6)	(1.2)	(0.2)
Income before income taxes	$734	$669	$828	$(47)	$(98)	$(19)
Net income	$490	$486	$627	$(72)	$(71)	$(14)
Net margin, %	5.5	5.8	7.6	(0.4)	(0.9)	(0.2)
Earnings per share, EPS3)	$5.07	$5.08	$6.65	$(0.75)	$(0.74)	$(0.15)
Net cash provided by operating activities	$838	$689	$758	$(27)	$(50)	$(36)

1) Adjustments for capacity alignments and antitrust investigations during 2011-2013. 2) Adjustment for a non-cash, non-recurring valuation allowance for deferred tax assets of $39 on net income and $0.41 on EPS. 3) Assuming dilution and net of treasury shares.

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

ORGANIC SALES

We analyze the Company’s sales trends and performance as changes in “organic sales growth”, because the Company currently generates approximately 75% of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be rather volatile. We also use organic sales to reflect the fact that the Company has made several acquisitions and divestitures.

Organic sales present the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

COMPONENTS IN SALES INCREASE/DECREASE (DOLLARS IN MILLIONS)
	China		Japan		RoA1)		Americas		Europe		Total
2013 VS. 2012%		$	%	$	%	$	%	$	%	$	%	$
Organic change	25.7	$281.9	1.1	$8.9	5.6	$46.3	3.4	$96.0	5.4	$143.8	7.0	$576.9
Currency effects2)	2.3	26.0	(18.2)	(151.2)	1.2	10.0	0.3	8.5	3.1	83.1	(0.3)	(23.6)
Acquisitions/divestitures	—	—	—	—	—	—	—	—	(0.6)	(16.6)	(0.2)	(16.6)

Reported change	28.0	$307.9	(17.1)	$(142.3)	6.8	$56.3	3.7	$104.5	7.9	$210.3	6.5	$536.7

	China		Japan		RoA1)		Americas		Europe		Total
2012 VS. 2011%		$	%	$	%	$	%	$	%	$	%	$
Organic change	9.4	$92.8	9.7	$73.8	2.6	$22.0	14.0	$357.7	(6.9)	$(214.6)	4.0	$331.7
Currency effects2)	2.4	22.9	(0.2)	(1.9)	(3.1)	(25.9)	(1.8)	(46.7)	(7.1)	(221.3)	(3.3)	(272.9)
Acquisitions/divestitures	—	—	—	—	(0.3)	(3.0)	—	—	(0.7)	(21.5)	(0.3)	(24.5)

Reported change	11.8	$115.7	9.5	$71.9	(0.8)	$(6.9)	12.2	$311.0	(14.7)	$(457.4)	0.4	$34.3

1) Rest of Asia. 2) Effects from currency translations.

RECONCILIATION OF “OPERATING WORKING CAPITAL” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2013	2012	2011
Total current assets	$3,700.4	$3,289.2	$3,000.3
Total current liabilities	(2,428.5)	(1,849.8)	(2,085.9)
Working capital	$1,271.9	$1,439.4	$914.4
Cash and cash equivalents	(1,118.3)	(977.7)	(739.2)
Short-term debt	339.4	69.8	302.8
Derivative (asset) and liability, current	1.1	0.0	(4.0)
Dividends payable	49.1	47.7	40.2

Operating working capital	$543.2	$579.2	$514.2

RECONCILIATION OF “NET DEBT” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2013	2012	2011
Short-term debt	$339.4	$69.8	$302.8
Long-term debt	279.1	562.9	363.5
Total debt	$618.5	$632.7	$666.3
Cash and cash equivalents	(1,118.3)	(977.7)	(739.2)
Debt-related derivatives	(11.5)	(15.8)	(19.1)

Net (cash) debt	$(511.3)	$(360.8)	$(92.0)

OPERATING WORKING CAPITAL

Due to the need to optimize cash generation to create value for our shareholders, management focuses on operating working capital as defined in the table above.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations’ management.

NET (CASH) DEBT

As part of efficiently managing the Company’s overall cost of funds, we routinely enter into “debt-related derivatives” (DRD) as part of our debt management.

Creditors and credit rating agencies use net debt adjusted for DRD in their analyses of the Company’s debt and therefore we provide this non-U.S. GAAP measure. DRD are fair value adjustments to the carrying value of the underlying debt. Also included in the DRD is the unamortized fair value adjustment related to a discontinued fair value hedge which will be amortized over the remaining life of the debt. By adjusting for DRD, the total financial liability of net debt (cash) is disclosed without grossing debt up with currency or interest fair values.

ADJUSTED EARNINGS PER SHARE (EPS)

Adjusted EPS is a non-GAAP measure our management uses to evaluate our business, because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that are non-operational or non-recurring in nature, (such as capacity alignments, costs related to antitrust matters and discrete tax items) and that we do not believe are indicative of our core operating performance and underlying business trends. Adjusted EPS should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, including EPS.

Outlook for 2014

Based on our customer call-offs we expect organic sales for the first quarter of 2014 to grow by around 7% compared to the same quarter of 2013. Currencies are expected to have a slightly negative effect, resulting in a consolidated sales growth of around 6.5%. The operating margin, excluding costs for capacity alignments and antitrust investigations, is expected to be around 8%.

The indication for the full year is for organic sales growth of around 5% and an operating margin of around 9%, excluding costs for capacity alignments and antitrust investigations. Consolidated sales are also expected to grow by around 5% as effects from currencies are expected to be negligible.

Our capacity alignment program will extend into 2014. We expect the costs for the program to be in the range of $20 million to $40 million for the full year.

The projected effective tax rate for the full year 2014 is currently expected to be around 28%, excluding any discrete items, and is subject to change due to any other discrete or nonrecurring events that may occur.

Operational cash flow is expected to remain strong and to be at least $700 million excluding any potential cost for discrete items. Capital expenditures are expected to increase in support of our growth strategy and to be in the range of 4.5% to 5.0% of sales, an increase from 2013.

Significant Legal Matters

The Company is subject to ongoing antitrust investigations by governmental authorities as well as related civil litigation in the United States and Canada. For further discussion of these antitrust matters and other legal proceedings see Item 3. Legal Proceedings on our Form 10-K for the year ended December 31, 2013 and Note 16 Contingent Liabilities to the Consolidated Financial Statements included herein.

Year Ended December 31, 2013 Versus 20121)

		Component Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/divestitures	Currency effects2)	Organic
Airbags and associated products3)	$5,686.0	5.5%	—	(0.7)%	6.2%
Seatbelts and associated products	2,772.7	4.4%	(0.6)%	0.5%	4.5%
Active Safety products	344.7	58.0%	—	1.0%	57.0%

Global	$8,803.4	6.5%	(0.2)%	(0.3)%	7.0%

		Component Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/divestitures	Currency effects2)	Organic
Asia	$2,974.1	8.1%	—	(4.2)%	12.3%
Whereof: China	1,405.5	28.0%	—	2.3%	25.7%
Japan	688.2	(17.1)%	—	(18.2)%	1.1%
Rest of Asia	880.4	6.8%	—	1.2%	5.6%
Americas	2,943.6	3.7%	—	0.3%	3.4%
Europe	2,885.7	7.9%	(0.6)%	3.1%	5.4%

Global	$8,803.4	6.5%	(0.2)%	(0.3)%	7.0%

1) The format has been changed to align with the fourth quarter press release 2013. 2) Effects from currency translations. 3) Includes sales of steering wheels, passive safety electronics and inflators.

NET SALES

Consolidated sales increased to $8,803 million from $8,267 million in 2012. Excluding the effect from a 2012 divestiture and currencies, the organic sales growth (non-U.S. GAAP measure, see page 42 in the Annual Report) was 7%, which compares favorably to the growth of “more than 5%”, expected at the beginning of the fourth quarter 2013. All areas of the Company showed sales growth for the full year, with sales in China and of Active Safety products as the two individually most significant contributors. Together these two areas represented 70% of Autoliv’s organic sales growth in 2013.

Sales of airbag products (including steering wheels and passive safety electronics) were favorably impacted by higher volumes of steering wheels, knee airbags, pedestrian protection airbags and passive safety electronics.

Sales of seatbelt products were particularly strong in China and South America. The reported sales were negatively affected by 0.6% from the divestiture of Autoliv Mekan AB in 2012. Additionally, the global trend towards more advanced and higher value-added seatbelt systems continued globally.

The strong increase in sales of Active Safety products (automotive radars, night vision systems and cameras with driver assist systems) resulted from growth in all areas of this business. Sales of radar related products were particularly strong, largely as a result of Mercedes’ decision to introduce CPA across most of its platforms. Sales of vision systems to BMW and night vision to Mercedes also contributed to the growth.

For the full year 2013, sales in Asia (China, Japan, RoA) represent 34% of total sales, the Americas 33% and Europe 33%. Sales continue to be balanced across the regions and 2013 marks the first time for Asia as the largest region in terms of sales. The main growth drivers in 2013 were China and Active Safety, which combined represented 70% of the organic sales growth.

Sales from Autoliv’s companies in China grew rapidly with both Chinese and global OEMs. A number of models contributed, most importantly Great Wall’s M4 and Haval’s H6, Wuling’s Hongguang, Geely’s Emgrand, Jianghuai’s Refine S5, Nissan’s Teana and Sylphy, Ford’s Kuga and Focus and Hyundai’s Santa Fe.

Sales from Autoliv’s companies in Japan had slight organic growth despite declining LVP, with sales of high content export vehicles increasing during the year.

Sales from Autoliv’s companies in the RoA grew primarily through strong sales growth in Thailand, with Mitsubishi’s Mirage, and in South Korea as a result of a favorable model mix with KIA.

Sales from Autoliv’s companies in the Americas were positively impacted by increases in a number of models from Ford, such as the Fusion, and Nissan’s Pathfinder and Altima.

Sales from Autoliv’s companies in Europe were driven by sales to Mercedes through its roll out of CPA across most platforms and high sales for the E- and S-Class models. Increasing market share and strong growth for premium brands such as BMW’s 3-series and Land Rover’s Range Rover models contributed to the increased sales in Europe.

GROSS PROFIT

Gross profit increased by $58 million, primarily as a result of the higher sales. Gross margin declined by 0.5 p.p. compared to 2012 mainly as a result of a combination of operational inefficiencies in Europe and Brazil, as well as adverse currency effects, primarily from the Japanese Yen, Turkish Lira and Brazilian Real. Lower raw material costs had a positive impact.

OPERATING INCOME

Operating income increased by $56 million to $761 million and the operating margin by 0.1 p.p. to 8.6%. R,D&E net, was $34 million higher due to costs for growth and high engineering costs in Active Safety. The increase was partly offset by higher engineering income.

Costs for capacity alignments and antitrust investigations had a negative impact on the operating margin by 0.6 p.p. in 2013 compared to 1.2 p.p. in 2012 (see Note 16 to Consolidated Financial Statements included herein).

INTEREST EXPENSE, NET

Interest expense, net decreased by $9 million to $29 million compared to 2012. The decrease relates primarily to the $110 million US Private Placement note that matured in November 2012 and also to the remarketing in March 2012 of our senior notes due in 2014 (see Note 12 to Consolidated Financial Statements included herein). In addition, during 2013, Autoliv had a net cash position of $437 million on average, compared to $214 million on average in 2012 (see Treasury Activities on page 48 in the Annual Report).

INCOME TAXES

Income before taxes increased by $65 million to $734 million, $9 million more than the increase in operating income, mainly due to lower interest expense, net. Income tax expense was $244 million compared to $183 million in 2012. In 2013, discrete tax items, net of $33 million increased the rate by 4.5 p.p. The effective tax rate was 33.2% compared to 27.4% for 2012 when discrete tax items net, reduced the rate by 0.6 p.p. See Note 4 to Consolidated Financial Statements included herein.

NET INCOME AND EARNINGS PER SHARE

Net income attributable to controlling interest amounted to $486 million compared to $483 million in 2012.

EPS amounted to $5.07 assuming dilution compared to $5.08 for 2012. EPS assuming dilution was negatively affected by an increase in the valuation allowance related to deferred tax assets of $39 million or $0.41 per share. This non-cash, non-recurring allowance is related to the inefficiencies in Europe and capacity alignment due to depressed volumes in the region. These effects were partly offset by the positive effect from lower capacity alignment costs.

The weighted average number of shares outstanding assuming dilution increased to 95.9 million compared to 95.1 million for the full year 2012.

Year Ended December 31, 2012 Versus 2011

COMPONENT OF CHANGE IN NET SALES	Airbag Products1)	Seatbelt Products2)	Active Safety	Total
Organic change	2.9%	4.3%	38.3%	4.0%
Currency effects3)	(2.9)%	(4.3)%	(2.1)%	(3.3)%
Acquisitions/divestitures	—	(0.9)%	—	(0.3)%

Reported change	0.0%	(0.9)%	36.2%	0.4%

1) Includes passive safety electronics, steering wheels, inflators and initiators. 2) Includes seat components until June 2012. 3) Effects from currency translations.

NET SALES

Net sales for 2012 of $8,267 million were virtually flat compared to 2011 despite organic sales (non-U.S. GAAP measure, see page 42 in the Annual Report) growing by 4% or $332 million. Currency effects reduced sales by more than 3% or $273 million and divestitures by $24 million (see page 46 in the Annual Report).

The organic sales increase was 3 p.p. less than the 7% increase in global LVP primarily due to Autoliv’s (and the automotive safety market’s) higher dependence on the European market (in particular Western Europe where LVP declined by 8%) and the fact that the strongest increase in global LVP was in Japan where Autoliv’s market share is lower than in Europe. This negative effect was partially offset by a positive vehicle model mix primarily with Ford, General Motors and Chrysler in North America and strong performance in Active Safety and China.

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

In RoA sales decreased by 1% to $824 million due to currency effects and a small divestiture in 2011. The organic sales increase of 3% was 10 p.p. less than the growth in the region’s LVP. This was mainly due to a 2% LVP decline in the important South Korean market coupled with an unfavorable vehicle model mix.

For 2012, the Company has reclassified approximately $31 million in sales of Active Safety products from the Americas to Europe which is reflected in the table above. This reclassification had no change to net sales or total sales of Active Safety products.

GROSS PROFIT

Gross profit declined by 5%, or $82 million, to $1,646 million, primarily due to negative currency effects of $47 million. Gross margin declined to 19.9% from 21.0% in 2011 mainly due to the depressed Western European LVP.

OPERATING INCOME

Operating income declined by $184 million to $705 million and operating margin by 2.3 p.p. to 8.5% compared to 2011, primarily due to $79 million higher costs for capacity alignments and the antitrust investigations, which had a negative margin effect of 1.0 p.p. (see Note 16 to Consolidated Financial Statements included herein).

Operating margin was also negatively affected by $14 million higher R,D&E expense, net, which reduced the margin by 0.2 p.p. Higher R,D&E expense, net was primarily used for more Active Safety projects in response to strong order intake.

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

Cash provided by operating activities was $838 million in 2013, $689 million in 2012 and $758 million in 2011.

While management of cash and debt is important to the overall business, it is not part of the operational management’s day-to-day responsibilities. We therefore focus on operationally derived working capital and have set a policy that the operating working capital should not exceed 10% of the last 12-month net sales.

At December 31, 2013, operating working capital (non-U.S. GAAP measure see page 42 in the Annual Report) stood at $543 million corresponding to 6.2% of net sales compared to $579 million and 7.0%, respectively, at December 31, 2012. This ratio was reduced by 1.0 p.p. in 2013 and by 0.9 p.p. in 2012 by provisions for capacity alignment and other restructuring charges, and favorably impacted by 1.0 p.p. and 1.2 p.p., respectively, from the sale of receivables and discounting of notes totaling $93 million in 2013 and $95 million in 2012 (see “Treasury Activities” on page 48 in the Annual Report).

Days receivables outstanding (see page 83 in the Annual Report for definition) increased to 70 at December 31, 2013 from 66 days on December 31, 2012. Factoring agreements did not have any material effect on days receivables outstanding for 2013, 2012 or 2011.

Days inventory outstanding (definition on page 83 in the Annual Report) increased to 31 at December 31, 2013 from 30 one year earlier.

CAPITAL EXPENDITURES

Cash generated by operating activities continued to sufficiently cover capital expenditures for property, plant and equipment.

Capital expenditures, gross were $386 million in 2013, $365 million in 2012 and $367 million in 2011, corresponding to 4.4%, 4.4% and 4.5% of net sales, respectively.

Capital expenditures, net of $379 million were $93 million higher than depreciation and amortization of $286 million in 2013 and $106 million higher than depreciation and amortization of $273 million in 2012.

Capital expenditures, net for 2014 are expected to increase to be in the range of 4.5% to 5.0% of sales to support the increasing need for manufacturing capacity in China and other growth markets.

During 2013, construction commenced on three new facilities in China to meet the need of additional manufacturing capacity for webbing manufacturing, cushion fabric weaving and cushion sewing as well as an expansion of the existing steering wheel facility in China. In addition, major investments have been done to increase manufacturing capacity of inflators in all the three regions Americas, Asia and Europe.

During 2012, construction was commenced on a new gas generant facility in China and on an expansion of the existing generant and initiator facilities in North America. These investments will allow us to increase, long-term, our airbag production capacity by up to 30%. In 2012, we also began the extension of our seatbelt assembly plant in Hungary and Autoliv’s technical center in China; a new assembly facility for seatbelts was completed in Indonesia; a new steering wheel plant was brought into operations in Romania; and a new seatbelt assembly plant was brought into operations in Russia.

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

The total acquisitions of businesses, net of cash acquired, amounted to $2 million in 2013 (prior year acquisitions), $2 million in 2012 (prior year acquisitions) and to $23 million in 2011. No business combinations or acquisitions occurred in 2013 or 2012 although Autoliv did divest Autoliv Mekan AB in 2012, which manufactures seat components, primarily for seats in Volvo vehicles. This non-core subsidiary had sales of SEK 260 million (approximately $37 million) and slightly less than 200 employees.

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

FINANCING ACTIVITIES

Cash used in financing activities amounted to $318 million in 2013, $91 million in 2012 and $223 million in 2011. The increase is mainly due to the Company’s repurchase of common shares amounting to $148 million, see Note 13 to Consolidated Financial Statements included herein. Cash and cash equivalents increased by $141 million to $1,118 million in 2013 and by $239 million to $978 million in 2012. Gross debt decreased by $14 million to $619 million at December 31, 2013 and by $34 million to $633 million at December 31, 2012.

Net cash (non-U.S. GAAP measure see page 42 in the Annual Report) increased during 2013 by $151 million to $511 million at December 31, 2013, despite the Company’s repurchase program, see Note 13 to Consolidated Financial Statements included herein. During 2012, net cash increased by $269 million to $361 million at December 31, 2012.

INCOME TAXES

The Company has reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, the Company is undergoing tax audits covering multiple years in several tax jurisdictions. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See discussions of income taxes under “Accounting Policies” on page 60 in the Annual Report and also Note 4 to Consolidated Financial Statements included herein.

PENSION ARRANGEMENTS

The Company has defined benefit pension plans covering most U.S. employees, although the Company froze participation in the U.S. plans to exclude employees hired after December 31, 2003. Many of the Company’s non-U.S. employees are also covered by pension arrangements.

At December 31, 2013, the Company’s pension liability (i.e. the actual funded status) for its U.S. and non-U.S. plans was $147 million and $255 million one year earlier. The plans had a net unamortized actuarial loss of $76 million recorded in Accumulated other comprehensive income (loss) in the Consolidated Statement of Equity at December 31, 2013, compared to $171 million at December 31, 2012. The amortization of this loss is expected to be $3 million in 2014.

The liability decrease in 2013 of $108 million was mainly due to an increase in the discount rate for the U.S. plans and contributions of $50 million. The liability increase in 2012 of $62 million was mainly due to a decrease in the discount rate for all significant plans, except for the plan in Japan.

Pension expense associated with the defined benefit plans was $40 million in 2013, $36 million in 2012 and $33 million in 2011 and is expected to be $24 million in 2014. The increase in pension expense associated with the defined benefit plans in 2013 of $4 million was mainly due to prior year decrease in discount rates. The increase in pension expense associated with the defined benefit plans in 2012 of $3 million was mainly due to a $7 million increase in the U.S. plans as a result of the decrease in discount rate, offset by a decrease in Japan due to the Japanese plan conversion in 2011. The increase in pension expense associated with the defined benefit plans in 2011 of $11 million was mainly due to a $3 million increase in the U.S. plans and a $4 million increase in the Japanese plans as part of the plan conversion.

The Company contributed $50 million to its defined benefit plans in 2013, $19 million in 2012 and $30 million in 2011. The increase in defined benefit plan contributions in 2013 was mainly due to an unscheduled voluntary contribution of $35 million to a U.S. pension plan in the fourth quarter. The increase in defined benefit plan contributions in 2011 was mainly due to the Japanese plan conversion, resulting in an increase in contributions of $13 million compared to 2010. The Company expects to contribute $13 million to these plans in 2014 and is currently projecting a yearly funding at approximately the same level in the subsequent years.

For further information about retirement plans see Note 18 to Consolidated Financial Statements included herein.

SHAREHOLDER RETURNS

Total cash dividends paid were $191 million in 2013, $178 million in 2012 and $154 million in 2011. Before the global financial crisis, the Company paid quarterly dividends of 39 cents per share. The Company has raised the dividend from 30 cents per share in 2010 to 50 cents per share in 2013, see table below. The Board of Directors has declared a dividend of 52 cents per share for the first quarter of 2014. The annualized dividend amount of $196 million, based on 52 cents per share and the number of shares outstanding at December 31, 2013, is 58% higher than the highest amount paid before the financial crisis.

During the fourth quarter 2013, the Company reactivated its share repurchase program and bought back 1.6 million shares for cash of $148 million, including commissions. In total, Autoliv has repurchased 35.9 million shares between May 2000 and December 2013 for cash of $1,621.1 million, including commissions. The maximum number of shares that may yet be purchased under the stock repurchase program amount to 1.6 million shares at December 31, 2013. In January 2014, the Board of Directors approved an additional 10 million shares for the Company’s share repurchase program (for a total of approximately 11.6 million shares together with the existing authorization). There is no expiration date for the share repurchase authorization in order to provide management flexibility in the Company’s share repurchases.

DIVIDENDS PAID	2010	2011	2012	2013	2014
1st Quarter	—	$0.40	$0.45	$0.50	$0.52	1)
2nd Quarter	—	$0.43	$0.47	$0.50
3rd Quarter	$0.30	$0.45	$0.47	$0.50
4th Quarter	$0.35	$0.45	$0.50	$0.50

1) Declared.

EQUITY

During 2013, total equity increased by 6% or $224 million to $4,000 million. This was due to net income of $490 million, $59 million due to changes in pension liabilities and a $36 million effect from the issuance of shares and other effects related to stock compensation. Equity was reduced by $196 million due to dividends, by $17 million due to negative currency effects and by $148 million due to share repurchases.

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

IMPACT OF INFLATION

Inflation has generally not had a significant impact on the Company’s financial position or results of operations. The negative impact of raw material prices in 2011, total of around $100 million, was mitigated in 2013 by $23 million. For 2014, we currently expect a favorable impact of more than $10 million from declining raw material prices.

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

PERSONNEL

During the past three years, total headcount (permanent employees and temporary personnel) has risen by 30% from the beginning of 2011 to 56,500 in 2013. This reflects the rebound in the cyclical automotive business as well as the combined effect of long-term growth of global LVP, strong demand for safer vehicles and Autoliv’s market share gains, which all drive the need for additional manufacturing personnel.

During 2013, headcount increased by 5,500 with no impact from acquisitions or divestitures. During 2012, headcount increased by 3,000 despite a decrease of 200 due to divestitures and no impact from acquisitions. During 2011, when headcount increased by 4,600 there were no impacts from acquisitions or divestitures. Excluding acquisitions and divestitures, headcount increased by 11% during 2013, 7% during 2012 and 11% during 2011, which should be compared to increases in organic sales of 7%, 4% and 9% for the same years. During 2013 and 2012, Autoliv’s vertical integration and manufacturing in low-cost-countries (LCC) increased as a means to offset price erosion in the automotive industry which caused headcount to increase faster than sales.

At the end of 2013, 72% of total headcount was in LCC compared to 63% at the beginning of 2011. Furthermore, 72% of total headcount at December 31, 2013 was direct workers in manufacturing compared to 70% at the beginning of 2011, while 17% of total headcount at December 31, 2013 was temporaries, compared to 20% at the beginning of 2011.

Compensation to directors and executive officers is reported, as is customary for U.S. public companies, in Autoliv’s proxy statement, which will be available to shareholders in March 2014.

Treasury Activities

CREDIT FACILITIES

From the peak of the financial crisis, credit markets have eased significantly. In 2011, Autoliv refinanced its $1.1 billion Revolving Credit Facility (RCF), which was scheduled to mature in November 2012. The facility, now syndicated among 13 banks, has a margin of 0.45% on the applicable LIBOR or IBOR when utilized, given the rating of A- from Standard & Poor’s at December 31, 2013. After the RCF-refinancing in 2011, Autoliv cancelled two credit facilities from 2010 which were no longer cost efficient and a SEK 600 million ($92 million equivalent) bond was repurchased at a discount. The Company recorded, in 2011, a debt extinguishment cost of $6 million related to this transaction, but the transaction is expected to have reduced interest expense by $8 million through 2014 (i.e. $2 million more than the cost). In connection with the bond repurchase, the Company issued a SEK 300 million ($46 million equivalent) 6-year bond with an interest rate of 3-month STIBOR + 0.95%. The European Investment Bank’s (EIB) loan commitment was also renegotiated in 2011 and the terms were further improved.

In April 2012, Autoliv extended essentially all of its $1.1 billion RCF from April 2016 to April 2017 with unchanged terms and conditions. In November 2012, a U.S. private placement note of $110 million matured, which had a fixed interest rate of 5.6%. A new fixed-rate note was issued in December 2012 of 350 million SEK ($54 million equivalent). This 5-year note matures in December 2017 and carries a fixed interest rate of 2.49%. The remainder of EIB’s commitment was cancelled in December 2012.

In 2013, Autoliv extended essentially all of its $1.1 billion RCF from April 2017 to April 2018 with unchanged terms and conditions. In July 2013, Autoliv AB, entered into an 18-month financing commitment agreement with EIB, giving Autoliv AB access to a loan of €200 million ($275 million equivalent). At December 31, 2013, Autoliv’s unutilized long-term credit facilities were $1.4 billion, represented by the RCF and the EIB credit facility. Neither of these facilities are subject to any financial covenants nor is any other substantial financing of Autoliv. The Company had a net cash position at year end 2013 and 2012 of $511 million and $361 million, respectively. See Note 12 to Consolidated Financial Statements included herein for additional information.

During 2013 and 2012, the Company sold receivables and discounted notes related to selected customers. These factoring arrangements increase cash while reducing accounts receivable and customer risks. At December 31, 2013, the Company had received $93 million for sold receivables without recourse and discounted notes with a discount of $2 million during the year, compared to $95 million at year end 2012 with a discount of $2 million recorded in Other financial items, net.

Autoliv’s long-term credit rating from Standard and Poor’s was upgraded from BBB+ to A- with stable outlook in December 2013. Autoliv’s credit rating is in line with its objective of maintaining a strong investment grade rating.

EQUITY AND EQUITY UNITS

In March 2009, we decided to strengthen Autoliv’s equity base, primarily to (i) be in a position to participate in the likely consolidation of our industry resulting from the financial crisis, (ii) stabilize the Company’s credit rating because GM and Chrysler were at risk of going into bankruptcy and S&P’s down-grading of Autoliv between November 2008 and February 2009 from A- to BBB-, and (iii) have a strong negotiating position with the EIB. Autoliv therefore sold 14,687,500 treasury shares at $16.00 and 6,600,000 equity units at $25.00, which generated net proceeds of $377 million.

Originally, the face value of the debt related to these notes amounted to $165 million, and the number of shares that would have been issued as a result of the equity units was 8.6 million to 10.3 million. In 2010, we conducted various accelerated exchange transactions totaling 36% of the then outstanding equity units at an average of a 22% discount compared to the agreed cash coupon. This reduced our debt by $54 million and increased equity by $57 million due to the issuance of 3,058,735 Autoliv treasury shares in the exchanges. In 2010, the Company also recorded a debt extinguishment cost of $12 million related to these exchanges, but the transaction saved $16 million in interest expense through April 2012.

In March 2012, Autoliv completed the remarketing of the senior notes and the coupon on the notes was reset to 3.854% with a yield of 2.875%. This reduced interest expense by around $11 million in 2012 compared to 2011.

On April 30, 2012, Autoliv settled the purchase contracts underlying the 4,250,920 outstanding equity units by delivering 5.8 million of its treasury shares and, in return, received approximately $106 million in cash. As a result, the Company’s net cash position and equity were increased by approximately $106 million, and the total number of shares outstanding increased from 89.5 million to 95.3 million. Following the settlement of the purchase contracts no equity units were outstanding.

For dilution effects from these transactions, see “Number of Shares” below. For an additional description of our equity units, see Note 13 to Consolidated Financial Statements included herein.

NUMBER OF SHARES

At December 31, 2013, 94.4 million shares were outstanding (net of 8.4 million treasury shares), a 1% decrease from 95.5 million one year earlier mainly due to the reinitiated share buybacks program, see below.

Due to the settlement of the remaining equity units, the number of shares outstanding increased on April 30, 2012 by 5.8 million. The number of shares outstanding is expected to further increase by 1.0 million when all Restricted Stock Units (RSU) vest and if all stock options to key employees are exercised, see Note 15 to Consolidated Financial Statements included herein.

For calculating earnings per share assuming dilution, Autoliv follows the Treasury Stock Method. As a result, the dilutive effect from the equity units varied with the price of Autoliv’s shares during 2012. For 2012, 1.3 million shares were included in the dilutive weighted average share amount related to the equity units. Due to the settlement in April 2012 there is no effect in 2013, see Note 20 to Consolidated Financial Statements included herein.

During the fourth quarter 2013, the Company reactivated its previously established share repurchase program. The maximum number of shares that may yet be purchased under the stock repurchase program amount to 1.6 million shares at December 31, 2013. In January, 2014, the Board of Directors approved an additional 10 million shares for the Company’s share repurchase program (for a total of approximately 11.6 million shares together with the existing authorization). In total, Autoliv has repurchased 35.9 million shares between May 2000 and December 2013 for cash of $1,621.1 million, including commissions. The average cost per share for all repurchased shares to date is $45.09. Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the repurchase program in order to provide management flexibility in the Company’s share repurchases.

Contractual Obligations and Commitments

AGGREGATE CONTRACTUAL OBLIGATIONS1) (DOLLARS IN MILLIONS)	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD2)	$607	$341	$1	$205	$60
Fixed-interest obligations including DRD2)	46	18	17	10	1
Operating lease obligations	118	38	45	23	12
Unconditional purchase obligations	—	—	—	—	—
Pension contribution requirements3)	13	13	—	—	—
Other non-current liabilities reflected on the balance sheet	20	—	11	8	1

Total	$804	$410	$74	$246	$74

1) Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions. 2) Debt-Related Derivatives (DRD), see Note 12 to the Consolidated Financial Statements included herein. 3) Expected contributions for funded and unfunded defined benefit plans exclude payments beyond 2014.

Contractual obligations include debt, lease and purchase obligations that are enforceable and legally binding on the Company. Non-controlling interest and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10 to Consolidated Financial Statements included herein.

Debt obligations including Debt-Related Derivatives (DRD): For material contractual provisions, see Note 12 to Consolidated Financial Statements included herein. The debt obligations include capital lease obligations, which mainly relate to property and plants in Europe, as well as the impact of revaluation to fair value of Debt-Related Derivatives (DRD).

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2013, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

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

In 2014, the expected contribution to all plans, including direct payments to retirees, is $13 million, of which the major contribution is $7 million for our U.S. pension plans. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements, and therefore the above excludes payments beyond 2014. We may elect to make contributions in excess of the minimum funding requirements for the U.S. plans in response to investment performance and changes in interest rates, or when we believe that it is financially advantageous to do so and based on other capital requirements.

Excluded from the above are expected contributions of $1 million due in 2014 with respect to our other post-employment benefit (OPEB) plans, which represents the expected benefit payments to participants as costs are incurred. See Note 18 to Consolidated Financial Statements included herein.

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

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2011-2013. See “Goodwill and Intangible Assets” in Note 1 to Consolidated Financial Statements included herein.

RESTRUCTURING PROVISIONS

The Company defines restructuring expense to include costs directly associated with capacity alignment programs, exit or disposal activities. Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a time frame such that significant changes to the exit plan are not likely.

Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated. See Note 10 to the Consolidated Financial Statements included herein.

DEFINED BENEFIT PENSION PLANS

The Company has defined benefit pension plans in thirteen countries. The most significant plans exist in the U.S. and cover most U.S. employees. These plans represent 56% of the Company’s total pension benefit obligation. See Note 18 to Consolidated Financial Statements included herein.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2013 pension expense were a discount rate of 4.05%, expected rate of increase in compensation levels of 3.50%, and an expected long-term rate of return on plan assets of 7.50%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2013 were a discount rate of 5.00% and an expected age-based rate of increase in compensation levels of 3.50%. The discount rate for the U.S. plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local markets. The Company assumes a long-term rate of return on U.S. plan assets of 7.50% for calculating the 2013 expense. At December 31, 2013, 57% of the U.S. plan assets were invested in equities, which is in line with the target of 55%.

A one percentage point (p.p.) decrease in the long-term rate of return on plan assets would result in an increase in the 2013 U.S. benefit cost of $2 million. A one p.p. decrease in the discount rate would have increased the 2013 U.S. benefit cost by $8 million and would have increased the December 31, 2013 U.S. benefit obligation by $59 million. A one p.p. increase in the expected rate of increase in compensation levels would have increased 2013 U.S. benefit cost by $4 million and would have increased the December 31, 2013 U.S. benefit obligation by $21 million.

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

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters. Because we are unable to estimate the financial impact of ongoing and potential antitrust investigations and related civil litigation or the periods during which such impact would be recorded, the Company has not recorded a provision for those matters as of December 31, 2013. See Note 16 to the Consolidated Financial Statements included herein and Item 3 – “Legal Proceedings” in our Form 10-K for the year ended December 31, 2013.

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

As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks. In addition, the Company from time to time identifies and evaluates emerging or changing risks to the Company in order to ensure that identified risks and related risk management are updated in this fast moving environment.

Operational Risks

LIGHT VEHICLE PRODUCTION

Since nearly 30% of Autoliv’s costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in the Company’s plants and are, therefore, sales dependent.

Global LVP is an indicator of the Company’s sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company’s sales are split over several hundred contracts covering approximately 1,300 vehicle models which generally moderates the effect of changes in vehicle demand of individual countries and regions or stops in production, due to, for instance, natural disasters. The risk in fluctuating sales has also been mitigated by Autoliv’s rapid expansion in Asia and other growth markets, which has reduced the Company’s former high dependence on Europe from more than 50% of sales to a diversified mix with Europe, the Americas and Asia each accounting for about one third of 2013 sales.

It is also the Company’s strategy to reduce this risk in fluctuating sales by using a high number of temporary employees instead of permanent employees. During 2011-2013, the level of temporary personnel in relation to total headcount varied between 17.0% at December 31, 2013 and 22.3% at March 31, 2011.

However, when there is a dramatic reduction in the production of vehicle models supplied by the Company such as occurred during the financial crisis in 2008 and 2009 and during 2012 when Western European LVP declined by 8% followed by a flat development in 2013, it takes time to reduce the level of permanent employees and even longer to reduce fixed production capacity. As a result, our sales and margin could drop significantly and materially impact earnings and cash flow. Therefore, it is our strategy to have a strong financial position and high level of manufacturing in low-cost countries where more flexible labor-intensive production lines can be used than highly automated lines with fixed costs in high-cost countries.

PRICING PRESSURE

Pricing pressure from customers is an inherent part of the automotive components business. The extent of price reductions varies from year to year, and takes the form of reductions in direct sales prices as well as discounted reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs and to provide customers added value by developing new products. Generally, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company. The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact on costs of any single program. Therefore, we monitor key measures such as costs in relation to sales and geographical employee mix.

COMPONENT COSTS

Changes in these component costs and raw material prices could have a major impact on margins, since the cost of direct materials is approximately 54.5% of sales. Autoliv does not generally buy raw materials, but rather purchases manufactured components (such as stamped steel parts and sewn airbag cushions). In spite of this, raw material price changes in Autoliv’s supply chain could have a major impact on our profitability since approximately 51% of the Company’s component costs (corresponding to 28% of net sales) are comprised of raw materials. The remaining 49% are value added by the supply chain.

Currently, 36% of the raw material cost (or 10% of net sales) is based on steel prices; 32% on oil prices (i.e. nylon, polyester and engineering plastics) (9% of net sales); 15% on electronic components, such as circuit boards (4% of net sales); and 7% on zinc, aluminum and other non-ferrous metals (2% of net sales).

Changes in most raw material prices affect the Company with a time lag. This lag used to be six to twelve months, but now more often three to six months. For non-ferrous industrial metals like aluminum and zinc, we have quarterly and sometimes monthly price adjustments.

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

The Company is currently subject to ongoing antitrust investigations by governmental authorities, as well as related civil litigation in the United States and Canada alleging anti-competitive conduct. In addition, management believes that additional antitrust authorities are evaluating whether to commence investigations. Such legal proceedings, including regulatory actions and government investigations, may seek recovery of very large indeterminate amounts or limit the Company’s operations, and the possibility that such proceedings may arise and their magnitude may remain unknown for substantial periods of time.

A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on the Company’s business, operating results, financial condition, cash flows and reputation.

No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company’s profitability and consolidated financial position or that reserves or insurance will mitigate such impact. See Note 16 Contingent Liabilities to the Consolidated Financial Statements included herein and Item 3 – “Legal Proceedings” in our Form 10-K for the year ended December 31, 2013.

PRODUCT WARRANTY AND RECALLS

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected, we may face warranty and recall claims. If such actual or alleged failure results in bodily injury and/or property damage, we may in addition face product-liability and other claims. The Company may experience material warranty, recall or product-liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may also be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis. Any one or more quality, warranty or other recall issue(s) (also the ones affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company’s operations, such as a temporary or prolonged suspension of new orders or the Company’s ability to bid for new business.

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

However, environmental requirements are complex, change and are generally becoming more stringent over time. Accordingly, there can be no assurance that these requirements will not change in the future, or that we will at all times be in compliance with all such requirements and regulations, despite our intention to be. The Company may also find itself subject, possibly due to changes in legislation or other regulation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired. Such liability could be based on activities which are not at all related to the Company’s current activities.

Strategic Risks

REGULATIONS

In addition to vehicle production, the Company’s market is driven by the safety content per vehicle, which is affected by new regulations and new vehicle rating programs, in addition to consumer demand for new safety technologies.

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. In 2007, the U.S. adopted new regulations for side-impact protection to be phased-in by 2015. China introduced a vehicle rating program in 2006, and Latin America introduced a similar program in 2010. The United States upgraded its vehicle rating program in 2010 and Europe completed an upgrade of its Euro NCAP rating system in 2012 and has initiated a further upgrade, which will be fully implemented by 2017. There are also other plans for improved automotive safety, both in these countries and many other countries that could affect the Company’s market.

However, there can be no assurance that changes in regulations will not adversely affect the demand for the Company’s products or, at least, result in a slower increase in the demand for them.

DEPENDENCE ON CUSTOMERS

The five largest vehicle manufacturers account for 54% of global LVP and the ten largest manufacturers for 79%.

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power.

In 2013, the Company’s five largest customers accounted for 54% of revenues and the ten largest customers for 83% of revenues. For a list of the largest customers, see Note 19 to the Consolidated Financial Statements on page 80 in the Annual Report.

Our largest customer contract accounted for 4% of sales in 2013.

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

Even so, if a major customer would be unable to fulfill its payment obligations, it is likely that we would be forced to record a substantial loss on such receivables.

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

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in Active Safety (see page 12 in the Annual Report).

PATENTS AND PROPRIETARY TECHNOLOGY

The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2013, the Company held more than 6,600 patents. These patents expire on various dates during the period from 2014 to 2033. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. Also, there can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology.

Financial Risks

The Company is exposed to financial risks through its international operations and normal debt-financed activities. Most of the financial risks are caused by variations in the Company’s cash flow generation resulting from, among other things, changes in exchange rates and interest rate levels, as well as from refinancing risk and credit risk.

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

The Company’s gross transaction exposure forecasted for 2014 is approximately $2.5 billion. A part of the currency flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.7 billion per year. In the three largest net exposures, Autoliv expects to sell U.S dollars against the Mexican Peso for the equivalent of $282 million, Euros against the Swedish Krona for the equivalent of $236 million and buy Euros against the Chinese Renminbi for the equivalent of $168 million. Together these currencies will account for almost 40% of the Company’s net currency transaction exposure.

Since the Company can only effectively hedge these currency flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of more than 40 different currency pairs with exposures in excess of $1 million each. Consequently, the income statement effects related to transaction exposures are generally modest. As a result, Autoliv does not hedge these flows.

2. Translation Exposure in the Income Statement

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. We estimate that slightly more than 32% of the Company’s net sales will be denominated in Euro or other European currencies during 2014, while approximately a quarter of net sales is estimated to be denominated in U.S. dollars.

The Company estimates that a 1% increase in the value of the U.S. dollar versus the European currencies will decrease reported U.S. dollar annual net sales in 2014 by $30 million or by 0.3% while operating income for 2014 will decline by approximately 0.1% or by about $1 million.

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

Given the Company’s current capital structure, we estimate that a one-percentage point interest rate increase would reduce net interest expense by approximately $8 million, both in 2014 and 2015. This is based on the capital structure at the end of 2013 when the gross fixed-rate debt was $454 million while the Company had a net cash position of $511 million (non-U.S. GAAP measure, see page 42 in the Annual Report).

Fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is the $290 million U.S. private placement notes issued in 2007, the remarketed debt note related to the equity units of $107 million repriced in April 2012 and the EIB note issued in December 2012 of SEK 350 million ($54 million equivalent), see Note 12 to Consolidated Financial Statements included herein.

The entire 2007 U.S. private placement was issued carrying fixed interest rates. Initially, $200 million of this placement was swapped into floating interest rates, $140 million of these swaps were cancelled in 2008 and the remaining $60 million swap was cancelled during the first quarter 2013 resulting in a cash-flow gain and therefore lower fixed rate debt was achieved when considering the amortization of this gain, see Note 12 to Consolidated Financial Statements included herein.

REFINANCING RISK

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

Autoliv’s refinancing risk policy requires the Company to maintain long-term facilities with an average maturity of at least three years (drawn or undrawn) corresponding to 150% of total net debt (non-U.S. GAAP measure, see page 42 in the Annual Report). Meeting this policy can be achieved by raising long-term debt or debt commitments or by using cash flow to repay debt.

During the past four years, Autoliv has reduced its net debt by $1,173 million and was, at December 31, 2013, in a net cash position, and has been in a net cash position since December 31, 2011, which reduces the Company’s refinancing risk significantly. In addition to this net cash position of $511 million, the Company had undrawn long-term debt facilities of $1.4 billion at the end of 2013 with an average remaining life of 4.2 years. Furthermore, the Company has no significant financing with financial covenants (i.e. performance-related restrictions).

DEBT LIMITATION POLICY

To manage the inherent risks and cyclicality in Autoliv’s business, the Company maintains a relatively conservative financial leverage.

In May 2013, Autoliv communicated its revised debt limitation policy which is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio of around 1 time and to be within the range of 0.5 to 1.5 times. The Company also communicated its aim to reach a leverage ratio of 0.5 times by the end of 2014.

The Company has had a strong investment grade rating during all periods since the Company was initially rated in 2000 except during February 2009 and July 2010 when the Company’s long-term credit rating was reduced by Standard and Poor’s (S&P) to BBB-. In July 2010, the rating was restored to investment grade, BBB+. In December 2013 Autoliv was upgraded to A- with stable outlook by S&P.

At December 31, 2013, the leverage ratio was not applicable, since the Company was in a net cash position. For details on leverage ratio, refer to the table below which reconciles this non-U.S. GAAP measure to U.S. GAAP measure.

CREDIT RISK IN FINANCIAL MARKETS

Credit risk refers to the risk of a financial counterparty being unable to fulfill an agreed-upon obligation. This risk was increased for almost all companies as a result of the deterioration of the credit quality of many banks during 2008 and 2009 and again starting in the second half of 2011 and continuing into 2012 and 2013.

In the Company’s financial operations, this risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in Autoliv’s financing.

In order to further reduce credit risk, deposits and financial instruments can only be entered into with core banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA rated money market funds as approved by the Company’s Board of Directors. At year end 2013, the Company was compliant with this policy and held $433 million in AAA rated money market funds and $100 million directly in U.S. Treasury Bills.

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

Not even during the unprecedented challenges for the global automotive industry in 2009 and 2008 was the Company required to record a goodwill impairment charge. However, there can be no assurance that goodwill will not be impaired due to future significant declines in LVP, due to our technologies or products becoming obsolete or for any other reason. We could also acquire companies where goodwill could turn out to be less resilient to deteriorations in external conditions.

RECONCILIATIONS TO U.S. GAAP (DOLLARS IN MILLIONS)

Leverage ratio December 31, 2013
Net debt (cash)1)	$(511.3)
Pension liabilities	147.3
Debt (cash) per the Policy	$(364.0)
Income before income taxes	$734.0
Plus: Interest expense net2)	28.9
Depreciation and amortization of intangibles3)	286.0
EBITDA per the Policy	$1,048.9
Leverage ratio4)	n/a

1) Net debt (cash) is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents. 2) Interest expense, net is interest expense including cost for extinguishment of debt, if any, less interest income. 3) Including impairment write-offs, if any. 4) Leverage ratio is not applicable due to net cash position.

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

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992 framework).

Based on our assessment, we believe that, as of December 31, 2013, the Company’s internal control over financial reporting is effective.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein, see page 82 in the Annual Report.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

“Safe Harbor Statement”

This Annual Report contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Autoliv, Inc. or its management believes or anticipates may occur in the future. For example, forward-looking statements include, without limitation, statements relating to industry trends (including light vehicle production), business opportunities, sales contracts, sales backlog, and on-going commercial arrangements and discussions, as well as any statements about estimated sales, operating margin, cash flow, effective tax rate, or other future operating performance or financial results.

In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “may,” “likely,” “might,” “will,” “should,” or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words.

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

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in global light vehicle production; fluctuation in vehicle production schedules for which the Company is a supplier; market acceptance of our new products; changes in general industry market conditions or regional growth or declines; changes in and the successful execution of our capacity alignment, restructuring and cost reduction initiatives discussed herein and the market reaction thereto; loss of business from increased competition; higher raw material, fuel and energy costs; changes in consumer and customer preferences for end products; customer losses; changes in regulatory conditions; customer bankruptcies; consolidations or restructuring; divestiture of customer brands; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; component shortages; costs or difficulties related to the integration of any new or acquired businesses and technologies; continued uncertainty in program awards and performance; the financial results of companies in which Autoliv has made technology investments or joint-venture arrangements; pricing negotiations with customers; our ability to be awarded new business; product liability, warranty and recall claims and other litigation and customer reactions thereto; higher expenses for our pension and other postretirement benefits including higher funding requirements of our pension plans; work stoppages or other labor issues at our facilities or at the facilities of our customers or suppliers; possible adverse results of pending or future litigation or infringement claims; negative impacts of antitrust investigations or other governmental investigations and associated litigation relating to the conduct of our business; tax assessments by governmental authorities and changes in our effective tax rate; dependence on key personnel; legislative or regulatory changes limiting our business; political conditions; dependence on and relationships with customers and suppliers; and other risks and uncertainties identified in Item 1A “Risk Factors” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 10-K for the year ended December 31, 2013. The Company undertakes no obligation to update publicly or revise any forward-looking statements in light of new information or future events.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update any such statement.

Consolidated Statements of Net Income

		Years ended December 31
(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		2013	2012	2011
Net sales	Note 19	$8,803.4	$8,266.7	$8,232.4
Cost of sales		(7,098.8)	(6,620.5)	(6,504.5)
Gross profit		1,704.6	1,646.2	1,727.9

Selling, general and administrative expenses		(389.9)	(366.7)	(368.7)
Research, development and engineering expenses, net		(489.3)	(455.4)	(441.5)
Amortization of intangibles	Note 9	(20.4)	(20.2)	(18.6)
Other income (expense), net	Notes 10, 16	(43.6)	(98.5)	(9.9)
Operating income		761.4	705.4	889.2

Equity in earnings of affiliates, net of tax		7.3	8.1	6.8
Interest income	Note 12	3.9	3.4	4.9
Interest expense	Note 12	(32.9)	(41.7)	(62.0)
Loss on extinguishment of debt	Notes 12, 13	—	—	(6.2)
Other financial items, net		(5.7)	(6.6)	(4.4)
Income before income taxes		734.0	668.6	828.3

Income tax expense	Note 4	(244.1)	(183.0)	(201.3)
Net income		$489.9	$485.6	$627.0
Less: Net income attributable to non-controlling interest		4.1	2.5	3.6
Net income attributable to controlling interest		$485.8	$483.1	$623.4

Earnings per common share
– basic		$5.09	$5.17	$6.99
– assuming dilution		$5.07	$5.08	$6.65
Weighted average number of shares
– basic		95.5	93.5	89.2
– assuming dilution		95.9	95.1	93.7

Cash dividend per share—declared		$2.02	$1.94	$1.78
Cash dividend per share—paid		$2.00	$1.89	$1.73

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Years ended December 31
(DOLLARS IN MILLIONS)	2013	2012	2011
Net income	$489.9	$485.6	$627.0
Other comprehensive income (loss) before tax:
Change in cumulative translation adjustment	(17.4)	28.1	(41.8)
Net change in unrealized components of defined benefit plans	97.1	(40.6)	(56.9)
Other comprehensive income (loss), before tax	79.7	(12.5)	(98.7)
Benefit for taxes related to defined benefit plans	(38.3)	14.5	20.5
Other comprehensive income (loss), net of tax	41.4	2.0	(78.2)

Comprehensive income	531.3	487.6	548.8
Less: Comprehensive income attributable to non-controlling interest	4.5	2.7	4.1
Comprehensive income attributable to controlling interest	$526.8	$484.9	$544.7

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(DOLLARS AND SHARES IN MILLIONS)		2013	2012
Assets
Cash and cash equivalents		$1,118.3	$977.7
Receivables, net	Note 5	1,688.0	1,509.3
Inventories, net	Note 6	661.8	611.0
Income tax receivables	Note 4	56.0	27.6
Prepaid expenses		86.1	59.6
Other current assets		90.2	104.0

Total current assets		3,700.4	3,289.2

Property, plant and equipment, net	Note 8	1,336.2	1,232.8
Investments and other non-current assets	Note 7	259.0	341.3
Goodwill	Note 9	1,610.1	1,610.8
Intangible assets, net	Note 9	77.3	96.2

Total assets		$6,983.0	$6,570.3

Liabilities and equity
Short-term debt	Note 12	$339.4	$69.8
Accounts payable		1,199.9	1,055.9
Accrued expenses	Notes 10, 11	633.9	497.1
Income tax payable	Note 4	74.8	53.9
Other current liabilities		180.5	173.1

Total current liabilities		2,428.5	1,849.8

Long-term debt	Note 12	279.1	562.9
Pension liability	Note 18	147.3	255.4
Other non-current liabilities		127.7	126.1

Total non-current liabilities		554.1	944.4

Commitments and contingencies	Notes 16, 17

Common stock1)		102.8	102.8
Additional paid-in capital		1,329.3	1,329.3
Retained earnings		2,965.9	2,672.5
Accumulated other comprehensive income (loss)		0.5	(40.5)
Treasury stock (8.4 and 7.3 shares)		(417.2)	(305.5)

Total parent shareholders’ equity		3,981.3	3,758.6

Non-controlling interest		19.1	17.5

Total equity	Note 13	4,000.4	3,776.1

Total liabilities and equity		$6,983.0	$6,570.3

1)	Number of shares: 350 million authorized, 102.8 million issued for both years, and 94.4 and 95.5 million outstanding, net of treasury shares, for 2013 and 2012, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(DOLLARS IN MILLIONS)		2013	2012	2011
Operating activities
Net income		$489.9	$485.6	$627.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		286.0	273.2	268.3
Deferred income taxes		35.2	(31.8)	5.0
Loss on extinguishment of debt	Notes 12, 13	—	—	6.2
Undistributed earnings from affiliated companies, net of dividends		(2.7)	(3.3)	(0.4)
Net change in:
Receivables and other assets, gross		(245.5)	(48.4)	(114.3)
Inventories, gross		(63.6)	6.9	(65.5)
Accounts payable and accrued expenses		299.7	(28.0)	35.4
Income taxes		28.2	(10.6)	(30.8)
Other, net		10.7	44.9	27.3
Net cash provided by operating activities		837.9	688.5	758.2

Investing activities
Expenditures for property, plant and equipment		(385.6)	(365.4)	(367.3)
Proceeds from sale of property, plant and equipment		6.3	5.0	10.3
Acquisition of businesses, net of cash acquired	Note 14	(2.0)	(1.8)	(23.2)
Net proceeds from divestitures	Note 14	—	5.2	5.4
Other		3.9	(1.2)	2.1
Net cash used in investing activities		(377.4)	(358.2)	(372.7)

Financing activities
Net increase (decrease) in short-term debt		272.8	(119.8)	103.1
Issuance of long-term debt		—	98.5	47.1
Repayments and other changes in long-term debt		(277.3)	(9.4)	(219.7)
Cash paid for extinguishment of debt		—	—	(6.3)
Dividends paid to non-controlling interest		(3.3)	(0.8)	(0.4)
Dividends paid		(191.0)	(177.6)	(154.3)
Shares repurchased		(147.9)	—	—
Common stock and purchase contract issue		—	106.3	—
Common stock options exercised	Note 15	27.0	12.9	12.9
Capital contribution from non-controlling interest		0.4	—	—
Other, net		1.0	(1.4)	(5.3)
Net cash used in financing activities		(318.3)	(91.3)	(222.9)
Effect of exchange rate changes on cash and cash equivalents		(1.6)	(0.5)	(11.1)
Increase in cash and cash equivalents		140.6	238.5	151.5

Cash and cash equivalents at beginning of year		977.7	739.2	587.7
Cash and cash equivalents at end of year		$1,118.3	$977.7	$739.2

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other com- prehensive income (loss)	Treasury stock	Total parent shareholders’ equity	Non- controlling interest	Total equity1)
Balance at December 31, 2010	102.8	$102.8	$1,472.8	$1,910.1	$36.4	$(594.8)	$2,927.3	$11.9	$2,939.2

Comprehensive Income:
Net income				623.4			623.4	3.6	627.0
Foreign currency translation					(42.3)		(42.3)	0.5	(41.8)
Pension liability					(36.4)		(36.4)		(36.4)

Total Comprehensive Income							544.7	4.1	548.8

Common stock incentives2)						20.3	20.3		20.3
Cash dividends declared				(158.9)			(158.9)		(158.9)
Dividends paid to non-controlling interest on subsidiary shares								(0.4)	(0.4)

Balance at December 31, 2011	102.8	$102.8	$1,472.8	$2,374.6	$(42.3)	$(574.5)	$3,333.4	$15.6	$3,349.0

Comprehensive Income:
Net income				483.1			483.1	2.5	485.6
Foreign currency translation					27.9		27.9	0.2	28.1
Pension liability					(26.1)		(26.1)		(26.1)

Total Comprehensive Income							484.9	2.7	487.6

Common stock incentives2)						20.7	20.7		20.7
Cash dividends declared				(185.2)			(185.2)		(185.2)
Common stock issuance, net			(143.5)			248.3	104.8		104.8
Dividends paid to non-controlling interest on subsidiary shares								(0.8)	(0.8)

Balance at December 31, 2012	102.8	$102.8	$1,329.3	$2,672.5	$(40.5)	$(305.5)	$3,758.6	$17.5	$3,776.1

Comprehensive Income:
Net income				485.8			485.8	4.1	489.9
Foreign currency translation					(17.8)		(17.8)	0.4	(17.4)
Pension liability					58.8		58.8		58.8

Total Comprehensive Income							526.8	4.5	531.3

Common stock incentives2)						36.2	36.2		36.2
Cash dividends declared				(192.4)			(192.4)		(192.4)
Repurchased shares						(147.9)	(147.9)		(147.9)
Dividends paid to non-controlling interest on subsidiary shares								(3.3)	(3.3)
Investment in subsidiary by non-controlling interest								0.4	0.4

Balance at December 31, 2013	102.8	$102.8	$1,329.3	$2,965.9	$0.5	$(417.2)	$3,981.3	$19.1	$4,000.4

1)	See Note 13 for further details – includes tax effects where applicable.
2)	See Notes 1 and 15 for further details – includes tax effects.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NATURE OF OPERATIONS

Through its operating subsidiaries, Autoliv is a supplier of automotive safety systems with a broad range of product offerings, including modules and components for passenger and driver-side airbags, side-impact airbag protection systems, seatbelts, steering wheels, safety electronics, whiplash protection systems and child seats, including components for such systems, as well as night vision systems, radar and other active safety systems.

Autoliv has approximately 80 facilities and operates in 29 countries. Our customers include the world’s largest car manufacturers.

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

STOCK BASED COMPENSATION

The compensation costs for all of the Company’s stock-based compensation awards are determined based on the fair value method as defined in ASC 718, Compensation–Stock Compensation. The Company records the compensation expense for Restricted Stock Units (RSUs), awards under the Stock Incentive Plan, and stock options over the vesting period.

INCOME TAXES

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. In certain circumstances, payments or refunds may extend beyond twelve months, in such cases amounts would be classified as non-current taxes payable or refundable. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. A valuation allowance is recognized if, based on the weight of all available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. Evaluation of the realizability of deferred tax assets is subject to significant judgment requiring careful consideration of all facts and circumstances. Current and non-current components of deferred tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. If a deferred tax asset or liability is not related to an asset or liability that exists for financial reporting purposes, including deferred tax assets related to carry forwards, the deferred tax asset or liability would be classified based on the expected reversal date of the temporary differences. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

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

FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at year-end are foreign exchange swaps. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond 2014.

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

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Net Income along with the offsetting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income, (OCI), and reclassified into the Consolidated Statements of Net Income when the hedge transaction affects net earnings. There were no material reclassifications from OCI to the Consolidated Statements of Net Income in 2013 and, likewise, no material reclassifications are expected in 2014. Any ineffectiveness has been immaterial.

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

As of December 31, 2013 and 2012, the Company recorded goodwill of approximately $1.6 billion which nearly all is associated with the reporting unit Passive Safety Systems. Approximately $1.2 billion is goodwill associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The impairment testing of goodwill is based on two different reporting units: 1) Passive Safety Systems and 2) Active Safety Systems.

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

There were no impairments of goodwill from 2011 through 2013.

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

The Company believes, based on currently available information, that the resolution of outstanding matters, other than the antitrust matters described in Note 16, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company’s financial position or results of operations.

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

RECEIVABLES AND LIABILITIES IN NON-FUNCTIONAL CURRENCIES

Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in the Consolidated Statements of Net Income amounted to $(26.3) million in 2013, $(5.6) million in 2012 and $(11.1) million in 2011, and are recorded in operating income if they relate to operational receivables and liabilities or are recorded in other financial items, net if they relate to financial receivables and liabilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities”, which requires disclosure of financial instruments and derivatives that are either offset on the balance sheet in accordance with ASC 210-20-45 or ASC 815-10-45, or subject to a master netting arrangement, irrespective of whether they are offset on the balance sheet. ASU No. 2011-11 is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. Entities should provide the disclosures required by this ASU retrospectively for all comparative periods presented. Subsequent to the issuance of ASU 2011-11, the FASB issued in January 2013 ASU 2013-01 and limited the scope of the new balance sheet offsetting disclosure requirements to certain derivatives, repurchase agreements and securities lending arrangements. The adoption of ASU 2011-11 and ASU 2013-01 had an impact on the Company’s disclosures about its financial instruments in the consolidated financial statements.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to current year presentation.

2. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

No significant business combinations have taken place during 2013 or 2012.

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

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of the Company’s derivatives by the above pricing observability levels:

	Total carrying amount in Consolidated Balance Sheets December 31		Fair value measurement at December 31, using:
			2013			2012
	2013	2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivatives1)	$1.7	$16.5	—	$1.7	—	—	$16.5	—

Total Assets	$1.7	$16.5	—	$1.7	—	—	$16.5	—

Liabilities
Derivatives	$2.8	$0.7	—	$2.8	—	—	$0.7	—

Total Liabilities	$2.8	$0.7	—	$2.8	—	—	$0.7	—

1)	The decrease from prior year is explained by the closure of a $60 million interest rate swap in the first quarter of 2013.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short term maturity of these instruments. The fair value of long-term debt is determined either from quoted market prices as provided by participants in the secondary market or for long-term debt without quoted market prices, estimated using a discounted cash flow method based on the Company’s current borrowing rates for similar types of financing. The fair value of derivatives is estimated using a discounted cash flow method based on quoted market prices. The Company has determined that each of these fair value measurements of debt reside within Level 2 of the fair value hierarchy. The discount rates for all derivative contracts are based on bank deposit or swap interest rates. Credit risk has been considered when determining the discount rates used for the derivative contracts.

The fair value and carrying value of debt is summarized in the table below. For further details on the Company’s debt, see Note 12.

	Carrying value1)	Fair value	Carrying value1)	Fair value
FAIR VALUE OF DEBT, DECEMBER 31	2013	2013	2012	2012
Long-term debt
U.S. private placement	$177.6	$187.7	$305.8	$329.5
Medium-term notes	99.9	100.5	99.8	99.4
Notes2)	0.0	0.0	107.6	108.9
Other long-term debt	1.6	1.6	49.7	49.7

Total	$279.1	$289.8	$562.9	$587.5

Short-term debt
Overdrafts and other short-term debt	$65.6	$65.6	$60.3	$60.3
Short-term portion of long-term debt3)	167.2	172.6	9.5	9.5
Notes2)	106.6	107.6	—	—

Total	$339.4	$345.8	$69.8	$69.8

1)	Debt as reported in balance sheet.
2)	Notes issued as part of the equity units offering were remarketed in April 2012, final maturity in April 2014 (for further information see Notes 12 and 13).
3)	$125 million carrying value of U.S. private placement note changed from long-term to short-term debt in the fourth quarter 2013.

The tables below present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012 and amount of gain (loss) recognized in the Consolidated Statement of Net Income for the years ending December 31, 2013, 2012 and 2011. Although the Company is party to close-out netting agreements with all derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2013 and 2012, have been presented on a gross basis. The net amounts subject to netting agreements that the Company choose not to offset are presented in footnotes. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted.

FAIR VALUE OF DEBT, DECEMBER 31, 2013	Nominal volume		Derivative asset		Derivative liability		Balance Sheet location
Derivatives designated as hedging instruments
Interest rate swaps, less than 6 years (fair value hedge)4)	$—		$—		$—		Other non-current asset

Total derivatives designated as hedging instruments	$—		$—		$—

Derivatives not designated as hedging instruments
Foreign exchange swaps, less than 6 months	$504.1	1)	$1.7	2)	$2.8	3)	Other current assets/ liabilities

Total derivatives not designated as hedging instruments	$504.1		$1.7		$2.8

Total derivatives	$504.1		$1.7		$2.8

1)	Net amount after deducting for offsetting swaps $425.4 million.
2)	Net amount after deducting for offsetting swaps $1.5 million.
3)	Net amount after deducting for offsetting swaps $2.6 million.
4)	The decrease from year end is explained by the closure of a $60 million interest rate swap in the first quarter of 2013.

FAIR VALUE OF DEBT, DECEMBER 31, 2012	Nominal volume		Derivative asset		Derivative liability		Balance Sheet location
Derivatives designated as hedging instruments
Interest rate swaps, less than 7 years (fair value hedge)	$60.0		$15.8		$—		Other non-current asset

Total derivatives designated as hedging instruments	$60.0		$15.8		$—

Derivatives not designated as hedging instruments
Foreign exchange swaps, less than 6 months	$700.8	1)	$0.7	2)	$0.7	3)	Other current assets/ liabilities

Total derivatives not designated as hedging instruments	$700.8		$0.7		$0.7

Total derivatives	$760.8		$16.5		$0.7

1)	Net amount after deducting for offsetting swaps $554.8 million.
2)	Net amount after deducting for offsetting swaps $0.6 million.
3)	Net amount after deducting for offsetting swaps $0.6 million.

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF NET INCOME JANUARY-DECEMBER 2013

	Nominal volume	Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense
Derivatives designated as hedging instruments
Interest rate swaps, less than 6 years (fair value hedge)1)	$—	—	$(1.3)	—	—	—

Total derivatives designated as hedging instruments	$—

Hedged item (fair value hedge)
Fixed rate private placement debt due 20191)	$—	—	$1.3	—	—	—

Total gain (loss) in Consolidated Statement of Net Income			$0.0

1)	The decrease from year end is explained by the closure of a $60 million interest rate swap in the first quarter of 2013.

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF NET INCOME JANUARY-DECEMBER 2012

	Nominal volume	Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense
Derivatives designated as hedging instruments
Interest rate swaps, less than 7 years (fair value hedge)	$60.0	—	$0.7	—	—	—

Total derivatives designated as hedging instruments	$60.0

Hedged item (fair value hedge)
Fixed rate private placement debt due 2019	$60.0	—	$(0.7)	—	—	—

Total gain (loss) in Consolidated Statement of Net Income			$0.0

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF NET INCOME JANUARY-DECEMBER 2011

	Nominal volume	Other financial items, net	Interest expense	Interest income	Amount of gain (loss) recognized in OCI on derivative effective portion	Amount of gain (loss) reclassified from accumulated OCI into interest expense
Derivatives designated as hedging instruments
Cross currency interest rate swaps, 8 years (fair value hedge)	$60.0	—	$5.9	—	—	—

Total derivatives designated as hedging instruments	$60.0

Hedged item (fair value hedge)
Fixed rate private placement debt due 2019	$60.0	—	$(5.9)	—	—	—

Total gain (loss) in Consolidated Statement of Net Income			$0.0

AMOUNT OF GAIN (LOSS) RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF NET INCOME JANUARY-DECEMBER

	Nominal volume						Other financial items, net			Interest expense			Interest income
	2013		2012		2011		2013	2012	2011	2013	2012	2011	2013	2012	2011
Derivatives not designated as hedging instruments
Cross currency interest rate swaps, less than 1 year	$—		$—		$—		$—	$—	$(3.8)	$—	$—	$0.1	$—	$—	$—
Foreign exchange swaps	504.1	1)	700.8	2)	1,241.9	3)	(1.1)	(4.0)	6.8	0.0	(0.1)	0.2	—	—	—

Total derivatives not designated as hedging instruments	$504.1		$700.8		$1,241.9

1)	Net amount after deducting for offsetting swaps $425.4 million.
2)	Net amount after deducting for offsetting swaps $554.8 million.
3)	Net amount after deducting for offsetting swaps $845.2 million.

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

As of December 31, 2013 and 2012, the Company had $94.2 million and $75.8 million, respectively, of restructuring reserves, which were measured at fair value upon initial recognition of the associated liability (see Note 10). The Company has not recorded any significant impairment charges on its long-lived assets during 2013, 2012 or 2011.

4. Income Taxes

INCOME BEFORE INCOME TAXES	2013	2012	2011
U.S.	$169.4	$171.2	$165.1
Non-U.S.	564.6	497.4	663.2

Total	$734.0	$668.6	$828.3

PROVISION FOR INCOME TAXES	2013	2012	2011
Current
U.S. federal	$42.7	$62.8	$32.3
Non-U.S.	164.7	146.2	157.6
U.S. state and local	1.6	5.8	6.5
Deferred
U.S. federal	11.7	0.2	1.8
Non-U.S.	22.2	(29.6)	3.0
U.S. state and local	1.2	(2.4)	0.1

Total income tax expense (benefit)	$244.1	$183.0	$201.3

EFFECTIVE INCOME TAX RATE	2013	2012	2011
U.S. federal income tax rate	35.0%	35.0%	35.0%
Foreign tax rate variances	(8.2)	(7.6)	(7.5)
Tax credits	(4.5)	(3.2)	(3.0)
Change in Valuation Allowances	5.3	(1.1)	0.2
Current year losses with no benefit	4.0	3.2	1.4
Net operating loss carry-forwards	(0.1)	(0.2)	(0.4)
Changes in tax reserves	1.1	(0.0)	(2.4)
Cost of double taxation	0.6	0.9	0.7
Earnings of equity investments	(0.4)	(0.4)	(0.3)
Withholding taxes	1.0	1.6	1.9
State taxes, net of federal benefit	0.2	0.3	0.5
Statutory Investment Allowances	0.0	(2.3)	(1.4)
Antitrust Settlement	0.0	0.9	0.0
Other, net	(0.8)	0.3	(0.4)
Effective income tax rate	33.2%	27.4%	24.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2013, the Company had net operating loss carry-forwards (NOL’s) of approximately $287 million, of which approximately $201 million have no expiration date. The remaining losses expire on various dates through 2030. The Company also has $20 million of U.S. Foreign Tax Credit carry forwards, which begin to expire in 2022. The Company also has Investment Tax Credit carry forwards of $3 million, which expire on various dates through 2021.

Valuation allowances have been established which partially offset the related deferred assets. Such allowances are primarily provided against NOL’s of companies that have perennially incurred losses, as well as the NOL’s of companies that are start-up operations and have not established a pattern of profitability. The Company assesses all available evidence, both positive and negative, to determine the amount of any required valuation allowance. In the fourth quarter of 2013 the Company recorded a valuation allowance against deferred tax assets of $39 million which was related to the inefficiencies in Europe and capacity alignment due to depressed volumes in the region.

The Company has benefited from “tax holidays” in certain of its subsidiaries, principally in China. The foreign tax rate variance includes the effect of these tax holidays. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the establishment of an eligible company. These tax holidays have resulted in income tax savings of approximately $12 million ($0.13 per share) in 2012 and $10 million ($0.11 per share) in 2011. These special holiday rates expired at the end of 2012. The foreign tax rate variance reflects the fact that approximately two-thirds of the Company’s non-U.S. pre-tax income is generated by business operations located in tax jurisdictions where the tax rate is between 25%-30%.

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

At any given time, the Company is undergoing tax audits in several tax jurisdictions, covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2009. With few exceptions, the Company is no longer subject to income tax examination by U.S. state or local tax authorities or by non-U.S. tax authorities for years before 2004. The Company concluded U.S. federal tax audits covering years 2003-2008 in June 2011, and as a result of the conclusion of the U.S. tax audits and other proceedings, the Company released approximately $24 million of its tax reserves in the second quarter of 2011. The Company is undergoing tax audits in several non-U.S. jurisdictions covering multiple years. As of December 31, 2013, as a result of those tax examinations, the Company is not aware of any proposed income tax adjustments that would have a material impact on the Company’s financial statements, however, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of January 1, 2013, the Company had recorded $15.6 million for unrecognized tax benefits related to prior years, including $2.2 million of accrued interest and penalties. During 2013, the Company recorded a net increase of $7.7 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years. The Company had $2.1 million accrued for the payment of interest and penalties as of December 31, 2013. Of the total unrecognized tax benefits of $23.3 million recorded at December 31, 2013, $4.0 million is classified as current income tax payable, and $19.3 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Consolidated Balance Sheet. Substantially all of these reserves would impact the effective tax rate if released into income.

TABULAR PRESENTATION OF TAX BENEFITS UNRECOGNIZED	2013	2012	2011
Unrecognized tax benefits at beginning of year	$14.7	$14.0	$33.2
Gross amounts of increases and decreases:
Increases as a result of tax positions taken during a prior period	7.2	1.3	5.1
Decreases as a result of tax positions taken during a prior period	(0.3)	(0.3)	(4.0)
Increases as a result of tax positions taken during the current period	2.9	0.6	1.9
Decreases as a result of tax positions taken during the current period	0.0	0.0	0.0
Decreases relating to settlements with taxing authorities	(0.8)	(0.3)	(5.1)
Decreases resulting from the lapse of the applicable statute of limitations	(0.6)	(1.3)	(15.9)
Translation Difference	(0.4)	0.7	(1.2)

Total unrecognized tax benefits at end of year	$22.7	$14.7	$14.0

DEFERRED TAXES DECEMBER 31	2013	2012	2011
Assets
Provisions	$97.2	$105.9	$96.1
Costs capitalized for tax	18.5	11.5	5.9
Property, plant and equipment	20.9	26.1	27.2
Retirement Plans	49.9	99.7	79.8
Tax receivables, principally NOL’s	136.6	104.9	80.8
Deferred tax assets before allowances	$323.1	$348.1	$289.8
Valuation allowances	(115.5)	(44.8)	(41.7)

Total	$207.6	$303.3	$248.1

Liabilities
Acquired intangibles	$(25.3)	$(29.2)	$(31.9)
Statutory tax allowances	(1.3)	(1.5)	(2.1)
Insurance deposit	(6.4)	(7.5)	(7.6)
Distribution taxes	(38.1)	(43.0)	(32.0)
Other	(3.0)	(2.5)	(1.4)

Total	$(74.1)	$(83.7)	$(75.0)

Net deferred tax asset	$133.5	$219.6	$173.1

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS DECEMBER 31	2013	2012	2011
Allowances at beginning of year	$44.8	$41.7	$30.1
Benefits reserved current year	76.1	15.7	31.2
Benefits recognized current year	(1.8)	(11.7)	(15.1)
Write-offs and other changes	(0.0)	(0.0)	(1.5)
Translation difference	(3.6)	(0.9)	(3.0)
Allowances at end of year	$115.5	$44.8	$41.7

U.S. federal income taxes have not been provided on $4.3 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. Most of these undistributed earnings are not subject to withholding taxes upon distribution to intermediate holding companies. However, when appropriate, the Company provides for the cost of such distribution taxes. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $4.3 billion of earnings were to be distributed to the United States.

5. Receivables

DECEMBER 31	2013	2012	2011

Receivables	$1,692.6	$1,516.6	$1,466.1

Allowance at beginning of year	$(7.3)	$(8.3)	$(7.5)
Reversal of allowance	4.1	2.1	1.7
Addition to allowance	(2.2)	(2.1)	(4.7)
Write-off against allowance	0.9	1.2	2.0
Translation difference	(0.1)	(0.2)	0.2
Allowance at end of year	$(4.6)	$(7.3)	$(8.3)

Total receivables, net of allowance	$1,688.0	$1,509.3	$1,457.8

6. Inventories

DECEMBER 31	2013	2012	2011

Raw material	$314.8	$287.7	$295.5
Work in progress	232.9	225.9	219.9
Finished products	201.9	180.9	184.0
Inventories	$749.6	$694.5	$699.4

Inventory reserve at beginning of year	$(83.5)	$(76.1)	$(81.6)
Reversal of reserve	5.1	5.3	5.1
Addition to reserve	(20.8)	(22.9)	(17.2)
Write-off against reserve	10.5	10.4	16.9
Translation difference	0.9	(0.2)	0.7
Inventory reserve at end of year	$(87.8)	$(83.5)	$(76.1)

Total inventories, net of reserve	$661.8	$611.0	$623.3

7. Investments and Other Non-current Assets

As of December 31, 2013 the Company had invested in four affiliated companies, which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method, which means that a proportional share of the affiliated company’s net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Net Income, the proportional share of the affiliated company’s net income (loss) is reported as “Equity in earnings of affiliates, net of tax”. The Company is applying deposit accounting for an insurance arrangement. For additional information on derivatives see Note 3.

DECEMBER 31	2013	2012
Investments in affiliated companies	$26.6	$25.4
Deferred tax assets	122.4	200.6
Income tax receivables	54.7	50.8
Derivative assets	0.0	15.8
Long-term interest bearing deposit (insurance arrangement)	20.2	23.2
Other non-current assets	35.1	25.5
Investments and other non-current assets	$259.0	$341.3

The most significant investments in affiliated companies and the respective percentage of ownership are:

COUNTRY	Ownership %	Company name
France	49%	EAK SA Composants pour L’Industrie Automobile
France	49%	EAK SNC Composants pour L’Industrie Automobile
Malaysia	49%	Autoliv-Hirotako Safety Sdn Bhd (parent and subsidiaries)
China	30%	Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd.

8. Property, Plant and Equipment

DECEMBER 31	2013	2012	Estimated life
Land and land improvements	$114.8	$119.3	n/a to 15
Machinery and equipment	3,199.2	3,030.1	3-8
Buildings	801.1	764.3	20-40
Construction in progress	253.2	213.7	n/a
Property, plant and equipment	$4,368.3	$4,127.4
Less accumulated depreciation	(3,032.1)	(2,894.6)
Net of depreciation	$1,336.2	$1,232.8

DEPRECIATION INCLUDED IN	2013	2012	2011
Cost of sales	$237.2	$225.4	$221.0
Selling, general and administrative expenses	8.2	8.2	8.7
Research, development and engineering expenses	20.2	19.4	20.0

Total	$265.6	$253.0	$249.7

No significant fixed asset impairments were recognized during 2013, 2012 and 2011.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2013 and 2012 amounted to $0.7 million and $0.7 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2013 and 2012 amounted to $1.5 million and $1.7 million, respectively.

9. Goodwill and Intangible Assets

UNAMORTIZED INTANGIBLES	2013	2012
Goodwill
Carrying amount at beginning of year	$1,610.8	$1,607.0
Acquisitions and purchase price adjustments	—	—
Translation differences	(0.7)	3.8
Carrying amount at end of year	$1,610.1	$1,610.8

AMORTIZED INTANGIBLES	2013	2012
Gross carrying amount	$398.9	$403.4
Accumulated amortization	(321.6)	(307.2)
Carrying value	$77.3	$96.2

No significant impairments were recognized during 2013, 2012 or 2011.

At December 31, 2013, goodwill assets include $1.2 billion associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

At December 31, 2013, intangible assets subject to amortization mainly relate to acquired technology and contractual relationships. The aggregate amortization expense on intangible assets was $20.4 million in 2013, $20.2 million in 2012 and $18.6 million in 2011. The estimated amortization expense is as follows (in millions): 2014: $17.2; 2015: $14.8; 2016: $13.2; 2017: $12.4 and 2018: $12.3.

10. Restructuring and Other Liabilities

RESTRUCTURING

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2010 to December 31, 2013.

2013

In 2013, the employee-related restructuring provisions, made on a case-by-case basis, relate mainly to headcount reductions in Europe. The cash payments mainly relate to high-cost countries in Europe. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of Net Income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2012 to December 31, 2013.

	December 31 2012	Provision/ Charge	Provision/ Reversal	Cash payments	Translation difference	December 31 2013
Restructuring employee-related	$74.9	$40.4	$(4.7)	$(20.0)	$3.3	$93.9
Other	0.9	—	(0.2)	(0.4)	—	0.3

Total reserve	$75.8	$40.4	$(4.9)	$(20.4)	$3.3	$94.2

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

11. Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company’s products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues.

The Company records liabilities for product-related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

The increase in reserve in 2013 mainly relates to recall related issues and in 2012 and 2011 the increase mainly relates to warranty related issues. Cash payments in 2013 and 2012 mainly relate to warranty related issues, and cash payments in 2011 mainly relate to recall related issues. The table below summarizes the change in the balance sheet position of the product-related liabilities.

DECEMBER 31	2013	2012	2011
Reserve at beginning of the year	$29.9	$33.0	$39.2
Change in reserve	21.3	19.3	14.8
Cash payments	(15.2)	(22.7)	(21.2)
Translation difference	0.4	0.3	0.2
Reserve at end of the year	$36.4	$29.9	$33.0

12. Debt and Credit Agreements

As part of its debt management, the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. In this note, short-term debt and long-term debt are discussed including Debt-Related Derivatives (DRD), i.e. debt including fair value adjustments from hedges. Included in the DRD is also the unamortized fair value adjustment related to a discontinued fair value hedge which will be amortized over the remaining life of the debt. The Debt Profile table also shows debt excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

SHORT-TERM DEBT

As of December 31, 2013, total short-term debt including DRD was $341 million including $274 million of short-term portion of long-term loans. In March 2012, Autoliv completed the remarketing of the senior notes related to the equity units and the coupon of the notes was reset to 3.854% with a yield of 2.875%. The notes will have a carrying amount of $106.3 million at maturity, April 30, 2014. The remaining unamortized premium was $0.3 million at December 31, 2013. On April 30, 2012, Autoliv settled the purchase contracts underlying the equity units by issuing approximately 5.8 million shares of common stock in exchange for $106 million in proceeds generated by the maturity of the U.S. Treasury securities purchased following the remarketing.

In November 2012, $110 million of the U.S. private placement notes, which carried fixed interest rates of 5.6%, matured. In November 2014, another $125 million of senior notes issued in 2007 as private placements by Autoliv ASP Inc. carrying fixed interest rate of 5.8% will mature. The remaining part of short term portion of long term loans consists of financing at the subsidiary level, primarily $36 million of loans borrowed by Autoliv do Brazil Ltda (a wholly-owned subsidiary) carrying interest rates of 9.8% and $4 million equivalent loans borrowed locally in Russia by OOO Autoliv (a wholly-owned subsidiary) which carry an interest rate of 8.5% and of $2 million equivalent of loans borrowed from Japanese banks by Autoliv KK (a wholly-owned subsidiary), which carry an interest rate of 1.6%.

The Company’s subsidiaries also have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2013, excluding commercial paper facilities as described below, amounted to $380 million, of which $104 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2013 was $276 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2013 and 2012 excluding the short-term portion of long-term debt was 3.5% and 3.7%, respectively.

LONG-TERM DEBT – OUTSTANDING LOANS

Long-term debt including DRD of $266 million consists of $165 million of senior notes issued in 2007 as private placements by Autoliv ASP Inc., a wholly owned subsidiary of the Company. The notes were guaranteed by the Company and consist of two long-term tranches maturing in 2017 and 2019 respectively, which carried fixed interest rates between 6.1% and 6.2%. The Company entered into swap arrangements with respect to part of the proceeds of the notes offering, most of which were cancelled in 2008 resulting in a mark-to-market gain. In March 2013 the remaining interest rate swap, with a nominal value of $60 million, was cancelled. This gain is amortized through interest expense over the life of the respective notes.

Consequently, the remaining $165 million of the long-term notes carry fixed interest rates varying between 2.5% and 5.4%, when including the amortization of the cancelled swaps.

In 2011, the Company repurchased a SEK 600 million note ($92 million equivalent) maturing in 2014 which carried a floating interest of STIBOR +3.9% at a discount and as a result reported $6.2 million as debt extinguishment cost. The Company also issued, to the same investor, a SEK 300 million note ($46 million equivalent) maturing in 2017 carrying a floating interest rate of STIBOR + 0.95%.

A fixed-rate note was issued in December 2012 of 350 million SEK ($54 million equivalent). The 5-year note will mature in December 2017 and carries a fixed interest rate of 2.49%, which represents the European Investment Bank’s (EIB) cost of funds plus 0.3%. The remaining other long-term debt of $2 million, consisted primarily of $1 million equivalent loans borrowed from Japanese banks by Autoliv KK (a wholly-owned subsidiary), which carry an interest rate of 1.6%.

LONG-TERM DEBT—LOAN FACILITIES

In April 2011, the Company refinanced its revolving credit facility (RCF) of $1,100 million. The facility is now syndicated among 13 banks and originally had two extension options where Autoliv could request the banks to extend the maturity to 2017 and 2018, respectively, on the first and second anniversaries of the April 2011 loan facility, a so called 5+1+1 structure. In April 2012 and in April 2013, Autoliv extended essentially all of its $1,100 million RCF, as noted above, with unchanged terms and conditions. The Company pays a commitment fee of 0.16% (given the rating of A- from Standard & Poor’s at December 31, 2013). Financing costs of $5 million were incurred in April 2011 and are amortized over the expected life of the facility. Borrowings under this facility are unsecured and bear interest based on the relevant LIBOR or IBOR rate. The commitment is available for general corporate purposes. Borrowings are prepayable at any time and are due at the respective expiration date. The extension fees, incurred in April 2012 and April 2013, of $1 million in total are amortized over the remaining expected life of the facility.

In June 2009, Autoliv AB, (a wholly-owned subsidiary) entered into an 18-month financing commitment with EIB of €225 million ($309 million equivalent). In July 2011, this commitment was amended and extended. In December 2012, a portion of this loan commitment was utilized (a SEK denominated note was issued, see above) and the remainder of the total €225 million EIB commitment expired.

In July 2013, Autoliv AB entered into a financing commitment agreement with EIB, giving Autoliv AB access to a loan of €200 million ($275 million equivalent) to help finance R&D projects over the next three years at Autoliv’s R&D facilities in Germany, France and Sweden. Under the financing commitment, Autoliv AB may, during the 18-month period following the agreement, draw loans with a maturity of up to 7 years at a cost of EIB’s cost of funding plus 0.26%. In addition to the interest payable on each tranche, Autoliv AB is required to pay a non-utilization fee of 0.13% on the undrawn, uncancelled balance of the credit. The financial obligations of the financing commitment agreement, including repayment of any funds, are guaranteed by the Company pursuant to a Guarantee Agreement between the EIB and the Company.

As a result, Autoliv has a total of $1.4 billion unutilized long-term debt facilities available. The Company is not subject to any financial covenants, i.e. performance related restrictions, in any of its significant long-term borrowings or commitments.

The Company has two commercial paper programs: one SEK 7 billion (approx. $1,078 million) Swedish program and one $1,000 million U.S. program. Due to the cash position and the strong cash flow generation in 2013, both programs were unutilized at year-end. When notes have been outstanding under these programs, all of the notes have been classified as long-term debt because the Company has had the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the long-term credit facilities described above.

CREDIT RISK

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing. In addition to this, deposits can be placed in U.S. and Swedish government paper as well as up to $1,000 million in certain AAA rated money market funds. At year end 2013, the Company had $433 million in money market funds and $100 million in U.S. government paper.

The table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

DEBT PROFILE

PRINCIPAL AMOUNT BY EXPECTED MATURITY	2014	2015	2016	2017	2018	Thereafter	Total long-term	Total
U.S. private placement notes (incl. DRD1)) (Weighted average interest rate 4.8%)	$125.0	$—	$—	$105.0	$—	$60.0	$165.0	$290.0
Overdraft/Other short-term debt (incl. DRD1)) (Weighted average interest rate 4.0%)	66.8	—	—	—	—	—	—	66.8
Notes issued as a part of Equity units2) (Interest rate 3.9%)	106.6	—	—	—	—	—	—	106.6
Medium-term notes
(Weighted average interest rate 2.3%)	—	—	—	99.9	—	—	99.9	99.9
Other long-term loans, incl. current portion3)
(Weighted average interest rate 4.6%)	42.2	1.5	—	—	—	—	1.5	43.7

Total debt as cash flow, (incl. DRD1))	$340.6	$1.5	$—	$204.9	$—	$60.0	$266.4	$607.0

DRD adjustment	(1.2)	—	—	—	—	12.7	12.7	11.5

Total debt as reported	$339.4	$1.5	$—	$204.9	$—	$72.7	$279.1	$618.5

1) Debt Related Derivatives (DRD), i.e. the fair value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. Included in the DRD is also the unamortized fair value adjustment related to a discontinued fair value hedge which will be amortized over the remaining life of the debt. 2) Repriced in 2012, final maturity in 2014. 3) Primarily external BRL, RUB and JPY loans drawn locally.

13. Shareholders’ Equity

The number of shares outstanding as of December 31, 2013 was 94,396,500.

DIVIDENDS	2013	2012	2011
Cash dividend paid per share	$2.00	$1.89	$1.73
Cash dividend declared per share	$2.02	$1.94	$1.78

OTHER COMPREHENSIVE INCOME (LOSS) / ENDING BALANCE1)	2013	2012	2011
Cumulative translation adjustments	$49.4	$67.2	$38.4
Net pension liability	(48.9)	(107.7)	(80.7)

Total (ending balance)	$0.5	$(40.5)	$(42.3)

Deferred taxes on the pension liability	$21.4	$59.7	$45.5

1)	The components of Other Comprehensive Income (Loss) are net of any related income tax effects.

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

The Company allocated proceeds received upon issuance of the Equity Units based on relative fair values at the time of issuance. The fees associated with the remarketing (described below) were allocated such that 1% of the 6% of underwriting commissions paid to the debt were allocated as deferred charges based on commissions paid for similar debt issuances, but including factors for market conditions at the time of the offering and the Company’s credit rating, and the deferred charges will be amortized using the effective interest rate method over the life of the notes until April 30, 2014.

The Company successfully completed the remarketing of the Senior Notes in March 2012, pursuant to which the interest rate on the Senior Notes was reset and certain other terms of the Senior Notes were modified. On March 15, 2012, the coupon was reset to 3.854% with a yield of 2.875% per annum which will be applicable until final maturity on April 30, 2014. Autoliv did not receive any proceeds from the remarketing until the settlement of the forward stock purchase contracts on April 30, 2012. On April 30, 2012, Autoliv settled the 4,250,920 purchase contracts still outstanding following the repurchase of 2.3 million Equity Units in 2010. The purchase contracts by issuing approximately 5.8 million shares of common stock in exchange for $106,273,000 in proceeds generated by the maturity of the U.S. Treasury securities purchased following the remarketing. The settlement of the purchase contracts concluded Autoliv’s equity obligations under the Equity Units.

SHARE REPURCHASE PROGRAM

In 2007, the Board of Directors approved an expansion of the Company’s existing Stock Repurchase Program under which it repurchased shares through September 2008. During the fourth quarter 2013, the Company reactivated the share repurchase program. The maximum number of shares that may yet be purchased under the Stock Repurchase Program amounted to 1,551,693 shares at December 31, 2013. In January, 2014, the Board of Directors approved an additional 10 million shares for repurchase as part of the Company’s share repurchase program (for a total of approximately 11.6 million shares together with the existing authorization). There is no expiration date for the share repurchase authorization.

SHARES	2013	2012	2011
Shares repurchased (shares in millions)	1.6	—	—
Cash paid for shares	$147.9	$—	$—

In total, Autoliv has repurchased 35.9 million shares between May 2000 and December 2013 for cash of $1,621.1 million, including commissions. Of the total amount of repurchased shares, 14.7 million shares were utilized for the equity offering in 2009, 3.1 million and 5.8 million shares were utilized for the repurchase of equity units in second quarter of 2010 and the settlement of the Equity Units in the second quarter of 2012. In addition, 4.0 million shares have been utilized by the Stock Incentive Plan whereof 0.5 million, 0.4 million and 0.3 million were utilized during 2013, 2012 and 2011, respectively. At December 31, 2013, 8.4 million of the repurchased shares remain in treasury stock.

14. Supplemental Cash Flow Information

The Company’s acquisitions and divestitures of businesses, net of cash acquired were as follows:

	2013	2012	2011
Acquisitions
Fair value of assets acquired excluding cash	$—	$—	$(32.4)
Liabilities assumed	—	—	9.2
Cash paid for prior year acquisitions	(2.0)	(1.8)	—

Acquisition of businesses, net of cash acquired	$(2.0)	$(1.8)	$(23.2)

	2013	2012	2011
Divestitures of business, net of cash disposed	$—	$5.2	$5.4

Payments for interest and income taxes were as follows:

	2013	2012	2011
Interest	$33	$40	$68
Income taxes	$206	$237	$257

15. Stock Incentive Plan

Under the amended and restated Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) adopted by the Shareholders, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units (RSUs). All stock options are granted for 10-year terms, have an exercise price equal to the fair value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is generally from treasury shares. The Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2013, 5,715,566 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see the following tables.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2010, 2009 and 2008 (vested in 2013, 2012 and 2011) was $4.3 million, $3.3 million and $4.5 million, respectively. The aggregate intrinsic value for RSU’s outstanding at December 31, 2013 was $18.8 million. The weighted average fair value of RSU’s granted in 2013, 2012 and 2011, are $64.59, $61.58 and $68.33, respectively.

The weighted average grant date fair value of stock options granted during 2013, 2012 and 2011 was estimated at $15.61, $18.01 and $23.27 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2013	2012	2011
Risk-free interest rate	0.9%	0.9%	2.2%
Dividend yield	2.3%	2.8%	2.2%
Expected life in years	4.1	4.1	4.1
Expected volatility	34.0%	42.0%	45.0%

The Company uses historical exercise data for determining the expected life assumption. Expected volatility is based on historical and implied volatility.

The total stock (RSUs and stock options) compensation cost recognized in the Consolidated Statements of Net Income for 2013, 2012 and 2011 was $8.3 million, $7.7 million and $7.4 million, respectively.

The total compensation cost related to non-vested awards not yet recognized is $5.6 million for RSUs and the weighted average period over which this cost is expected to be recognized is approximately two years. There is no significant compensation cost not yet recognized for stock options.

Information on the number of RSUs and stock options related to the Plan during the period 2011 to 2013 is as follows:

RSUs	2013	2012	2011
Outstanding at beginning of year	211,618	320,122	360,928
Granted	91,230	72,900	64,599
Shares issued	(84,342)	(172,212)	(84,294)
Cancelled/Forfeited/Expired	(14,229)	(9,192)	(21,111)

Outstanding at end of year	204,277	211,618	320,122

STOCK OPTIONS	Number of options	Weighted average exercise price
Outstanding at Dec 31, 2010	1,155,966	$40.31
Granted	193,833	72.95
Exercised	(244,218)	40.32
Cancelled/Forfeited/Expired	(32,579)	38.38

Outstanding at Dec 31, 2011	1,073,002	$46.26
Granted	218,695	67.00
Exercised	(254,440)	33.26
Cancelled/Forfeited/Expired	(25,027)	50.59

Outstanding at Dec 31, 2012	1,012,230	$53.91
Granted	273,541	69.18
Exercised	(437,751)	53.58
Cancelled/Forfeited/Expired	(16,319)	49.25

Outstanding at Dec 31, 2013	831,701	$59.20

OPTIONS EXERCISABLE
At December 31, 2011	886,605	$40.65
At December 31, 2012	796,720	$50.37
At December 31, 2013	559,483	$54.34

The following summarizes information about stock options outstanding and exercisable on December 31, 2013:

RANGE OF EXERCISE PRICES	Number outstanding	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	53,350	5.14	$16.31
$40.26 - $49.60	161,220	3.93	$45.65
$51.67 - $59.01	130,875	3.65	$55.29
$67.00 - $72.95	486,256	8.50	$69.44

	831,701	6.64	$59.20

RANGE OF EXERCISE PRICES	Number exercisable	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	53,350	5.14	$16.31
$40.26 - $49.60	161,220	3.93	$45.65
$51.67 - $59.01	130,875	3.65	$55.29
$67.00 - $72.95	214,038	7.68	$69.78

	559,483	5.41	$54.34

The total aggregate intrinsic value, which is the difference between the exercise price and $91.80 (closing price per share at December 31, 2013), for all “in the money” stock options outstanding and exercisable was $27.1 million and $27.1 million, respectively.

16. Contingent Liabilities

LEGAL PROCEEDINGS

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, and with the exception of losses resulting from the antitrust proceedings described below, it is the opinion of management that the various legal proceedings and investigations to which the Company currently is a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience material litigation, product liability or other losses in the future.

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

On June 7-9, 2011, representatives of the European Commission (“EC”), the European antitrust authority, visited two facilities of a Company subsidiary in Germany to gather information for a similar investigation. The investigation is still pending and the Company remains unable to estimate the financial impact such investigation will have or predict the reporting periods in which such financial impact may be recorded and has consequently not recorded a provision for loss as of December 31, 2013. However, management has concluded that it is probable that the Company’s operating results and cash flows will be materially adversely impacted for the reporting periods in which the EC investigation is resolved or becomes estimable.

On October 3, 2012, the Company received a letter from the Competition Bureau of Canada (“CBC”) related to the subjects investigated by the DOJ, seeking the voluntary production of certain corporate records and information related to sales subject to Canadian jurisdiction. In February 2014, the Company received an additional request from the CBC for further information. The Company continues to cooperate with the CBC’s investigation. On November 6, 2012, the Korean Fair Trade Commission visited one of the Company’s South Korean subsidiaries to gather information for a similar investigation. The Company cannot predict the duration, scope or ultimate outcome of these investigations and is unable to estimate the financial impact they may have, or predict the reporting periods in which any such financial impacts may be recorded. Consequently, the Company has not recorded a provision for loss as of December 31, 2013 with respect to this investigation. Also, since the Company’s plea agreement with the DOJ involved the actions of employees of a Japanese subsidiary of the Company, the Japan Fair Trade Commission is evaluating whether to initiate an investigation.

The Company is also subject to civil litigation alleging anti-competitive conduct. Notably, the Company, several of its subsidiaries and its competitors are defendants in a total of seventeen purported antitrust class action lawsuits filed between July 2012 and October 2013. Thirteen of these lawsuits, brought by direct purchasers, auto dealers and end-payors, have been consolidated in the Occupant Safety Systems (OSS) segment of the Automobile Parts Antitrust Litigation, a Multi-District Litigation (MDL) proceeding in the United States District Court for the Eastern District of Michigan. The Company expects one additional lawsuit filed in the same court (Rainbow Chevrolet v. Autoliv, et al.) to be consolidated into the MDL proceeding. Based on current schedules, substantive discovery in the OSS segment of the MDL, which includes Autoliv, is not likely to begin before May 2014. The other three lawsuits are pending in Canada (Sheridan Chevrolet Cadillac Ltd. et al. v. Autoliv, Inc. et al., filed in the Ontario Superior Court of Justice on January 18, 2013; M. Serge Asselin v. Autoliv, Inc. et al., filed in the Superior Court of Quebec on March 14, 2013; and Ewert v. Autoliv, Inc. et al., filed in the Supreme Court of British Columbia on July 18, 2013). The Canadian cases assert claims on behalf of putative classes of auto dealers and end-payors. There is currently no timeline for discovery in the Canadian cases.

Plaintiffs in the above U.S. and Canadian civil antitrust class actions generally allege that the defendants have engaged in long-running global conspiracies to fix the prices of occupant safety systems or components thereof in violation of various antitrust laws and unfair or deceptive trade practice statutes. Plaintiffs seek to represent purported classes of direct purchasers, auto dealers and end-payors (e.g. consumers) who purchased occupant safety systems or components either directly from a defendant or indirectly through purchases of new vehicles containing such systems. Plaintiffs seek injunctive relief, treble damages and attorneys’ fees. The plaintiffs in these cases make allegations that extend significantly beyond the specific admissions of the plea discussed above. The Company denies these overly broad allegations and intends to actively defend itself against the same. While it is probable that the Company will incur losses as a result of these antitrust cases, the duration or ultimate outcome of these cases currently cannot be predicted or estimated and no provision for a loss has been recorded as of December 31, 2013.

On April 17, 2013, the Construction Laborers Pension Trust of Greater St. Louis (“Plaintiff”) filed a purported class action securities lawsuit against Autoliv and two of its officers in the United States District Court for the Southern District of New York (Civil Action File No. 13-CIV-2546). On October 21, 2013, Plaintiff filed an amended complaint in that lawsuit, adding as a third individual defendant an employee of one of the Company’s subsidiaries. The amended complaint alleges misrepresentations or failures to disclose material facts that artificially inflated the Company’s stock price in violation of the federal securities laws, in particular Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended, and failed to disclose prior to June 6, 2012 that employees had engaged in certain price fixing activity in violation of the law and that the Company’s prior financial results allegedly had been inflated as a result of the anti-competitive activity. Plaintiff purports to bring this lawsuit on behalf of a class of purchasers of common stock of the Company between October 26, 2010 and July 21, 2011. Plaintiff seeks to recover damages in an unspecified amount. The Company and its two officers deny any wrongdoing, believe the claims are baseless, and will defend accordingly. On December 20, 2013, the Company filed a Motion to Dismiss the lawsuit, which the Court has not yet ruled on.

The Company understands that on February 18, 2014, Henry Zwang, a purported stockholder of the Company, filed a putative derivative lawsuit against Autoliv and twelve of its current or former officers and directors in the Delaware Court of Chancery (Case No. 9539 --- __). The complaint purports to allege claims against the individual defendants for breach of fiduciary duty, waste and unjust enrichment related to the Company’s antitrust issues. The complaint names the Company as a nominal defendant only and purports to seek monetary and other relief on behalf of Autoliv against the individual defendants. The Company and its current and former officers and directors deny any wrongdoing, believe the claims are baseless, and will defend accordingly.

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

17. Lease Commitments

OPERATING LEASE

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancellable and include renewals, expire at various dates through 2045. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $45.8 million for 2013, $35.5 million for 2012 and $36.4 million for 2011.

At December 31, 2013, future minimum lease payments for non-cancellable operating leases totalled $117.8 million and are payable as follows (in millions): 2014: $37.8; 2015: $28.0; 2016: $17.3; 2017: $12.7; 2018: $9.9; 2019 and thereafter: $12.1.

CAPITAL LEASE

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2017.

At December 31, 2013, future minimum lease payments for non-cancellable capital leases totalled $1.0 million and are payable as follows (in millions): 2014: $0.5; 2015: $0.4; 2016: $0.1; 2017: $0.0; 2018: $0.0; 2019 and thereafter: $0.0.

18. Retirement Plans

DEFINED CONTRIBUTION PLANS

Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to defined contribution plans for the years ended December 31, 2013, 2012 and 2011 were $19.7 million, $18.1 million and $14.4 million, respectively.

MULTIEMPLOYER PLANS

The Company participates in multiemployer plans in Sweden, Canada, Spain and the Netherlands, which are all deemed insignificant. The largest of these plans is in Sweden, the ITP-2 pension plan, which is funded through Alecta. For employees born before 1979, the plan provides a final pay pension benefit based on all service with participating employers. The Company must pay for wage increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits. The plan is more than 100% funded. The Company contributions to the multiemployer plan in Sweden for the year ended December 31, 2013, 2012 and 2011 were $1.9 million, $2.3 million and $1.8 million respectively.

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2013	2012	2013	2012
Benefit obligation at beginning of year	$314.2	$257.0	$195.4	$160.5
Service cost	9.3	8.3	13.5	12.0
Interest cost	12.8	12.3	7.3	7.1
Actuarial (gain) loss due to:
Change in discount rate	(53.1)	34.1	(8.3)	16.3
Experience	(17.5)	13.7	2.3	(0.0)
Other assumption changes	7.1	(5.9)	3.0	1.3
Plan participants’ contributions	—	—	0.2	0.2
Plan amendments	—	—	0.5	0.1
Benefits paid	(7.0)	(5.3)	(7.7)	(5.6)
Settlements	—	—	—	(7.0)
Curtailments	—	—	0.1	0.0
Special termination benefits	—	—	0.5	0.1
Other	—	—	(0.9)	6.2
Translation difference	—	—	(0.9)	4.2
Benefit obligation at end of year	$265.8	$314.2	$205.0	$195.4

Fair value of plan assets at beginning of year	$159.4	$140.5	$94.8	$83.9
Actual return on plan assets	29.0	17.5	3.4	8.0
Company contributions	42.2	6.7	8.0	11.9
Plan participants’ contributions	—	—	0.2	0.2
Benefits paid	(7.0)	(5.3)	(7.7)	(5.6)
Settlements	—	—	—	(7.0)
Other	—	—	(0.2)	(0.2)
Translation difference	—	—	1.4	3.6
Fair value of plan assets at year end	$223.6	$159.4	$99.9	$94.8

Funded status recognized in the balance sheet	$(42.2)	$(154.8)	$(105.1)	$(100.6)

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

The short-term portion of the pension liability is not significant.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS

	U.S.
	2013	2012	2011
Service cost	$9.3	$8.3	$6.3
Interest cost	12.8	12.3	10.0
Expected return on plan assets	(11.6)	(10.2)	(9.9)
Amortization of prior service credit	(1.0)	(1.0)	(1.0)
Amortization of actuarial loss	10.0	8.5	5.4
Settlement	—	—	0.4
Net periodic benefit cost	$19.5	$17.9	$11.2

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS (CONTINUED)

	Non-U.S.
	2013	2012	2011
Service cost	$13.5	$12.0	$12.3
Interest cost	7.3	7.1	7.6
Expected return on plan assets	(4.0)	(3.9)	(4.4)
Amortization of prior service costs	0.2	0.1	0.1
Amortization of actuarial loss	2.5	1.4	1.0
Settlement loss (gain)	0.2	1.0	4.5
Curtailment loss (gain)	0.1	—	0.2
Special termination benefits	0.5	0.1	0.1
Net periodic benefit cost	$20.3	$17.8	$21.4

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $(1.0) million. Amortization of net actuarial losses is expected to be $1.8 million in 2014. Net periodic benefit cost associated with these U.S. plans was $19.5 million in 2013 and is expected to be around $5.8 million in 2014. The estimated prior service cost and net actuarial loss for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.3 million and $1.1 million respectively. Net periodic benefit cost associated with these non-U.S. plans was $20.3 million in 2013 and is expected to be around $18.6 million in 2014. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 11 years for U.S. and 6-22 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31

	U.S.		Non-U.S.
	2013	2012	2013	2012
Net actuarial loss (gain)	$45.6	$136.7	$29.9	$34.0
Prior service (credit) cost	(2.9)	(4.0)	2.2	1.6
Total accumulated other comprehensive income recognized in the balance sheet	$42.7	$132.7	$32.1	$35.6

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2013	2012	2013	2012
Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$132.7	$105.6	$35.6	$23.5
Net actuarial loss (gain)	(81.0)	34.6	(1.0)	13.5
Prior service cost (credit)	—	—	0.5	0.1
Amortization of prior service costs	1.0	1.0	(0.2)	(0.1)
Amortization of actuarial loss	(10.0)	(8.5)	(2.7)	(2.3)
Translation difference	—	—	(0.1)	0.9

Total retirement benefit recognized in accumulated other comprehensive income at end of year	$42.7	$132.7	$32.1	$35.6

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $204.9 million and $262.1 million at December 31, 2013 and 2012, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $172.3 million and $164.4 million at December 31, 2013 and 2012, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: France, Germany, Japan, South Korea and Sweden. At December 31, 2013 the U.S. plan assets exceeded the ABO by $18.7 million.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2013	2012	2013	2012
Projected Benefit Obligation (PBO)	n/a	$314.2	$109.5	$125.0
Accumulated Benefit Obligation (ABO)	n/a	$262.1	$84.7	$101.8
Fair value of plan assets	n/a	$159.4	$4.9	$24.7

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31

	U.S.		Non-U.S.1)
% WEIGHTED AVERAGE	2013	2012	2013	2012
Discount rate	5.00	4.05	1.00 - 5.00	1.50 - 4.50
Rate of increases in compensation level	3.50	3.50	2.25 - 5.00	2.25 - 5.00

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

	U.S.
% WEIGHTED AVERAGE	2013	2012	2011
Discount rate	4.05	4.60	5.05
Rate of increases in compensation level	3.50	3.50	3.80
Expected long-term rate of return on assets	7.50	7.50	7.50

Non-U.S.1)
% WEIGHTED AVERAGE	2013	2012	2011
Discount rate	1.50 - 4.50	1.50 - 5.50	1.25 - 6.00
Rate of increases in compensation level	2.25 - 5.00	2.25 - 5.00	2.25 - 6.50
Expected long-term rate of return on assets	3.00 - 5.75	3.75 - 5.75	1.50 - 6.25

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

The level of equity exposure is currently targeted at approximately 55% for the primary U.S. plan and approximately 45% for all plans combined. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company assumes a long-term rate of return on the U.S. plan assets of 7.5% for calculating the 2013 expense and 7.08% for calculating the 2014 expense as result of the decrease in U.S. plan asset equity exposure.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 3.00-5.75% for 2013. The closed U.K. plan which has a targeted and actual allocation of almost 100% debt instruments accounts for approximately 53% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plan during 2013 and 2012 amounting to $42.2 million and $6.7 million, respectively. The increase in 2013 was due to an unscheduled voluntary contribution of $35 million to a U.S. pension plan in the fourth quarter 2013. Contributions to the U.K. plan during 2013 and 2012 amounted to $0.3 million and $0.3 million, respectively. The Company expects to contribute $6.8 million to its U.S. pension plan in 2014 and is currently projecting a yearly funding at approximately the same level in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $0.3 million in 2014 and in the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR YEARS ENDED DECEMBER 31

ASSETS CATEGORY IN % WEIGHTED AVERAGE	U.S.	U.S.		Non-U.S.
	Target allocation	2013	2012	2013	2012
Equity securities	55	57	65	15	14
Debt instruments	45	43	35	59	60
Other assets	—	—	—	26	26

Total	100	100	100	100	100

The following table summarizes the valuation of the Company’s plan assets by the pricing observability levels:

Description	Total carrying amount in statement of financial position	Fair value measurement at December 31, 2013 using:
	December 31, 2013	Level 1	Level 2	Level 3
Assets
US Equity
Large Cap	$82.5	$—	$82.5	$—
Mid Cap	9.8	—	9.8	—
Small Cap	9.7	—	9.7	—
Non-US Equity	40.4	—	40.4	—
US Bonds
Government	—	—	—	—
Corporate	—	—	—	—
Aggregate	96.5	—	96.5	—
Non-US Bonds
Government	—	—	—	—
Corporate	52.8	—	52.8	—
Aggregate	5.7	—	5.7	—
Insurance Contracts	19.2	—	19.2	—
Other Investments	6.9	—	6.9	—

Total	$323.5	$—	$323.5	$—

Description	Total carrying amount in statement of financial position	Fair value measurement at December 31, 2012 using:
	December 31, 2012	Level 1	Level 2	Level 3
Assets
US Equity
Large Cap	$66.9	$—	$66.9	$—
Mid Cap	8.1	—	8.1	—
Small Cap	8.1	—	8.1	—
Non-US Equity	33.7	—	33.7	—
US Bonds
Government	—	—	—	—
Corporate	—	—	—	—
Aggregate	55.5	—	55.5	—

Non-US Bonds
Government	—	—	—	—
Corporate	50.7	—	50.7	—
Aggregate	5.7	—	5.7	—
Insurance Contracts	19.5	—	19.5	—
Other Investments	6.0	—	6.0	—

Total	$254.2	$—	$254.2	$—

The fair value measurement level within the fair value hierarchy (see note 3) is based on the lowest level of any input that is significant to the fair value measurement. After further analysis of the characteristics of certain investments (e.g. fair values based on net asset values held by common collective trusts) we have evaluated the fair value of plan assets should be reported as Level 2.

The estimated future benefit payments for the pension benefits reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially for the U.S. plan since historically this plan pays the majority of benefits as a lump sum, where the lump sum amounts vary with market interest rates.

PENSION BENEFITS EXPECTED PAYMENTS	U.S.	Non-U.S.
2014	$10.2	$5.8
2015	$11.0	$6.7
2016	$12.6	$7.0
2017	$13.7	$8.0
2018	$14.9	$8.9
Years 2019-2023	$98.1	$59.3

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	2013	2012	2011
Benefit obligation at beginning of year	$34.6	$30.8	$27.9
Service cost	1.4	1.1	1.3
Interest cost	1.4	1.3	1.5
Actuarial (gain) loss due to:
Change in discount rate	(3.7)	1.9	3.1
Experience	1.0	(3.1)	0.5
Other assumption changes	(1.0)	3.2	(2.7)
Benefits paid	(0.3)	(0.5)	(0.8)
Other	0.9	(0.1)	—
Benefit obligation at end of year	$34.3	$34.6	$30.8

Fair value of plan assets at beginning of year	$—	$—	$—
Company contributions	0.3	0.5	0.8
Benefits paid	(0.3)	(0.5)	(0.8)
Fair value of plan assets at end of year	$—	$—	$—

Accrued postretirement benefit cost recognized in the balance sheet	$(34.3)	$(34.6)	$(30.8)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The short-term portion of the liability for postretirement benefits other than pensions is not significant.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

PERIOD ENDED DECEMBER 31	2013	2012	2011
Service cost	$1.4	$1.1	$1.3
Interest cost	1.4	1.3	1.5
Amortization of prior service cost	(0.1)	(0.1)	(0.1)
Amortization of actuarial loss	(0.1)	(0.2)	(0.1)
Net periodic benefit cost	$2.6	$2.1	$2.6

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX ASSOCIATED WITH POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2013	2012	2013	2012
Net actuarial loss (gain)	$(2.4)	$0.1	$(1.8)	$(0.7)
Prior service cost (credit)	(0.2)	(0.3)	(0.0)	(0.0)

Total accumulated other comprehensive income recognized in the balance sheet	$(2.6)	$(0.2)	$(1.8)	$(0.7)

For measuring end-of-year obligations at December 31, 2013, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2013 and beyond. After 2006, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. The individual retiree subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 5.05% in 2013 and 4.25% in 2012. The average discount rate used in determining the postretirement benefit cost was 4.25% in 2013, 4.60% in 2012 and 5.40% in 2011.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2013. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net gain and prior service credit for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $0.2 million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

POSTRETIREMENT BENEFITS	EXPECTED PAYMENTS
2014	$1.0
2015	$1.2
2016	$1.3
2017	$1.5
2018	$1.7
Years 2019 - 2023	$11.5

19. Segment Information

The Company has two operating segments (also known internally as reporting units): Passive Safety products (mainly various airbag and seatbelt products and components, including common electronic and sensing systems) and Active Safety products (radars, night vision systems and cameras with driver assist systems). The Company’s Active Safety operating segment represents less than 4% of the Company’s total sales. Due to the relative size of the Active Safety operating segment the Company has concluded that its operating segments meet the criteria for combination for reporting purposes into a single reportable segment.

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2013: GM 15% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

In 2012: GM 15% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

In 2011: GM 15% (incl. Opel, etc.), Renault 12% (incl. Nissan) and Ford 10%.

NET SALES	2013	2012	2011
Asia	$2,974.1	$2,752.2	$2,571.4
Whereof: China	1,405.5	1,097.6	981.9
Japan	688.2	830.5	758.5
Rest of Asia	880.4	824.1	831.0
Americas	2,943.6	2,839.1	2,558.9
Europe	2,885.7	2,675.4	3,102.1
Total	$8,803.4	$8,266.7	$8,232.4

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product. For 2012, the Company has reclassified approximately $31 million in sales of active safety products from the Americas to Europe which is reflected in the table above. This reclassification had no change to net sales or total sales of active safety products.

External sales in the U.S. amounted to $2,122 million, $2,073 million and $1,920 million in 2013, 2012 and 2011, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $488 million, $543 million and $535 million in 2013, 2012 and 2011, respectively.

SALES BY PRODUCT	2013	2012	2011
Airbags and associated products1)	$5,686.0	$5,392.0	$5,392.8
Seatbelts and associated products	2,772.7	2,656.5	2,679.4
Active safety products	344.7	218.2	160.2
Total	$8,803.4	$8,266.7	$8,232.4

1) Includes sales of steering wheels, passive safety electronics, inflators and initiators.

LONG-LIVED ASSETS	2013	2012
Asia	$612	$573
Whereof: China	277	243
Japan	106	130
Rest of Asia	229	200
Americas	1,927	1,977
Europe	744	731

Total	$3,283	$3,281

Long-lived assets in the U.S. amounted to $1,741 million and $1,812 million for 2013 and 2012, respectively. For 2013, $1,485 million (2012, $1,497 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

20. Earnings Per Share

The weighted average shares used in calculating earnings per share were:

	2013	2012	2011
Weighted average shares basic	95.5	93.5	89.2
Effect of dilutive securities:
stock options/share awards	0.4	0.3	0.5
equity units	—	1.3	4.0
Weighted average shares diluted	95.9	95.1	93.7

The number of shares outstanding increased on April 30, 2012 by 5.8 million due to the settlement of the remaining equity units. For 2012, 1.3 million shares were included in the dilutive weighted average share amount related to the equity units. Due to the settlement in April 2012 there is no effect in 2013. For further information see Note 13.

Approximately 0.0 million, 0.4 million and 0.2 million common shares related to the Company’s Stock Incentive Plan, which were antidilutive during the respective year, but that could potentially dilute basic EPS in the future, are not included in the computation of the diluted EPS for 2013, 2012 and 2011, respectively.

21. Subsequent Events

After December 31, 2013, as previously announced, the Board of Directors approved an additional 10 million shares for repurchase as part of the Company’s share repurchase program (see Note 13).

There were no other reportable events subsequent to December 31, 2013.

22. Quarterly Financial Data (unaudited)

2013	Q1	Q2	Q3	Q4
Net sales	$2,135.0	$2,197.5	$2,119.0	$2,351.9
Gross profit	414.3	430.5	404.9	454.9
Income before taxes	170.1	192.7	176.6	194.6
Net income	125.1	139.4	124.9	100.5
Net income attributable to controlling interest	123.5	138.7	123.9	99.7
Earnings per share
– basic	$1.29	$1.45	$1.29	$1.05
– diluted	$1.29	$1.44	$1.29	$1.04
Dividends paid	$0.50	$0.50	$0.50	$0.50

2012	Q1	Q2	Q3	Q4
Net sales	$2,178.9	$2,088.8	$1,947.1	$2,051.9
Gross profit	441.1	422.1	387.6	395.4
Income before taxes	141.1	182.4	175.1	170.0
Net income	101.4	126.2	118.0	140.0
Net income attributable to controlling interest	100.5	126.4	117.5	138.7
Earnings per share
– basic	$1.12	$1.35	$1.23	$1.45
– diluted	$1.07	$1.33	$1.23	$1.45
Dividends paid	$0.45	$0.47	$0.47	$0.50

EXCHANGE RATES FOR KEY CURRENCIES VS. U.S. DOLLAR

	2013	2013	2012	2012	2011	2011	2010	2010	2009	2009
	Average	Year end	Average	Year end	Average	Year end	Average	Year end	Average	Year end
EUR	1.328	1.374	1.285	1.322	1.390	1.292	1.321	1.323	1.387	1.435
CNY	0.162	0.165	0.159	0.160	0.155	0.159	0.148	0.151	0.146	0.147
JPY/1000	10.256	9.494	12.538	11.607	12.570	12.881	11.411	12.268	10.692	10.877
KRW/1000	0.914	0.949	0.888	0.937	0.904	0.863	0.864	0.883	0.783	0.859
MXN	0.078	0.077	0.076	0.077	0.080	0.071	0.079	0.081	0.074	0.076
SEK	0.153	0.154	0.148	0.153	0.154	0.144	0.139	0.147	0.131	0.139

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of net income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 21, 2014 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 21, 2014                        /s/ Ernst & Young AB

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autoliv, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of Autoliv, Inc. for each of the three years in the period ended December 31, 2013 and our report dated February 21, 2014 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 21, 2014                        /s/ Ernst & Young AB

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

LEVERAGE RATIO

Debt (cash) per the Policy in relation to EBITDA per the Policy (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 54 in the Annual Report for calculation and reconciliation of this non-U.S. GAAP measure.

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

Corporate Governance

This section should be read in conjunction with Autoliv’s proxy statement (the “Proxy Statement”), which will be available at www.autoliv.com during the last week of March 2014. Please also refer to pages 51–54 about Risk Management and page 55 in the Annual Report about Internal Control in this Annual Report.

AUTOLIV IS A DELAWARE CORPORATION with its headquarters in Stockholm, Sweden. As a publicly traded U.S. corporation with its primary listing on the New York Stock Exchange (NYSE), the Company is subject primarily to U.S. state and federal regulations and NYSE corporate governance requirements. Autoliv also has a secondary listing of Swedish Depository Receipts which are traded on the NASDAQ OMX. The Company has elected to primarily apply U.S. corporate governance rules, standards and best practices rather than those of Sweden, as further described in the Proxy Statement. In addition to, and consistent with, these statutory laws and regulations, Autoliv is governed by its own charter documents and internal standards and policies through its Restated Certificate of Incorporation, Restated By-laws, Corporate Governance Guidelines and Standards of Business Conduct and Ethics.

These charter documents and internal standards and policies guide and assist the Board of Directors (Board) in the exercise of its responsibilities and reflect the Board’s commitment to fostering a culture of integrity and monitoring the effectiveness of policy and decision-making, both at the Board and management level. The Board views corporate governance as an integral part of the basic operations of the Company and a necessary element for long-term, sustainable growth in shareholder value.

SHAREHOLDERS’ MEETING

At the Annual Meeting of Shareholders, each shareholder is entitled to one vote for each share of common stock owned as of the record date specified in the Proxy Statement. Shareholders can vote via the Internet, telephone or by proxy cards.

Business to be conducted at an Annual Meeting shall only be that which has been properly brought before the Annual Meeting and in compliance with our Restated By-laws and Rule 14a-8 of the Exchange Act. For a shareholder proposal under Rule 14a-8 to be considered for inclusion in the proxy statement for our 2015 Annual Meeting of Shareholders, it must be received by us on or before November 24, 2014. If shareholders wish to present a proposal at our 2015 Annual Meeting of Shareholders but do not intend for the proposal to be included in our proxy statement, our Restated By-laws provide that we must receive the written notice at our principal executive offices no earlier than the close of business on February 5, 2015 and no later than the close of business on March 7, 2015.

THE BOARD

The Board is entrusted with, and responsible for, overseeing the business and affairs of the Company.

The Board monitors the performance of the Company in relation to its goals, strategy, competitors, and the performance of the Chief Executive Officer (CEO). While the Company currently has, and strongly prefers, an independent chairman, the Board is allowed under our Corporate Governance Guidelines to choose its chairman in a way that it deems best for the Company.

The Board has full access to management and to Autoliv’s outside advisors. The work of the Board is reported annually in the Proxy Statement.

The Board has adopted Corporate Governance Guidelines that reflect its commitment to monitoring the effectiveness of policies and decision-making both at the Board and management level. To ensure that the Company’s governing principles remain current and consistent with high standards of corporate governance, the Board periodically reviews the Company’s Corporate Governance Guidelines and amends them as necessary.

According to our Restated Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board. The Board believes that it should generally have no fewer than eight and no more than eleven directors. Our Restated Certificate of Incorporation also provides for the directors to be divided into three classes, each class serving for a term of three years. Members of the Board of Directors are normally elected at the Annual Meeting of Shareholders.

DIRECTORS

Directors are expected to spend the time and effort necessary to properly discharge their responsibilities. Accordingly, regular attendance of meetings of the Board and committees on which directors sit is expected. Directors are also expected to attend the Annual Meeting of Shareholders.

The Board is responsible for filling vacancies on the Board that may occur between annual meetings of shareholders. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Nominating and Corporate Governance Committee will consider shareholder nominees for election to the Board if timely advance written notice of such nominees is received by the Secretary of the Company, as detailed in the Proxy Statement.

Nominees for director are selected on the basis of many factors, including (i) positions of leadership attained in the candidate’s area of expertise, (ii) business and financial experience relevant to the Company, (iii) possession of demonstrated sound business judgment, (iv) expertise relevant to the Company’s lines of business, (v) independence from management, (vi) the ability to serve on standing committees and (vii) the ability to serve the interests of all shareholders. The Nominating and Corporate Governance Committee routinely considers board candidates with a broad range of educational and professional experience from a variety of countries. The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the NYSE. Currently, all board members are independent, with the exception of the CEO.

On an annual basis, the Board reviews the relationships that each director has with the Company to assess independence. A director who is also an employee of the Company is generally expected to resign from the Board when his employment with the Company ends.

BOARD COMPENSATION

A director who is also an officer of the Company does not receive additional compensation for service as a director.

Board compensation is disclosed in the Proxy Statement together with the compensation of the five most highly-compensated senior executives. Directors’ fees are the only compensation that the directors, including all of the members of the Audit Committee, can receive from Autoliv. In February 2012, the Board adopted a policy that requires non-employee directors to hold one year’s annual fees worth of Autoliv’s common stock, with a three year period to acquire such holdings. The Company’s executive officers are also subject to stock ownership guidelines, which are further described in the Proxy Statement.

BOARD MEETINGS

It is Autoliv’s policy for there to be five regularly scheduled meetings of the Board each year, with at least one regularly scheduled meeting of the Board each quarter.

The meetings of the Board generally follow a master agenda, which is discussed and agreed on at the beginning of each year, but any director is able to raise any other issues or subjects. The Nominating and Corporate Governance Committee initiates an annual self-assessment of the Board’s performance as well as the performance of each committee of the Board. The results of such assessments are discussed with the full Board and each committee.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and are required to meet at least four times a year. The Chairman of the Board, who is independent, normally leads the executive sessions of the independent directors.

COMMITTEE MATTERS

All directors serving on board committees have been determined by the Board to be independent directors under U.S. regulatory rules. The committees operate under written charters and the standing committees issue yearly reports that are disclosed in the Proxy Statement.

There are three standing committees of the Board: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. In June 2011, the Board also formed a special Compliance Committee.

Audit Committee

The Audit Committee appoints, at its sole discretion (subject to shareholder ratification), the Company’s independent auditors to audit the Company’s annual financial statements. The Audit Committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors. Additionally, the Audit Committee:

•	reviews the annual audit and its scope, including the independent auditors’ letter of comments and management’s responses thereto;

•	reviews the policy with regard to risk oversight and risk management as part of its obligations under the NYSE’s listing standards;

•	reviews possible violations of Autoliv’s business ethics and conflicts of interest policies;

•	reviews any major accounting changes made or contemplated;

•	approves any related person transaction;

•	reviews the effectiveness and efficiency of Autoliv’s internal audit function; and

•	the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors’ examinations.

Each member of the Audit Committee possesses financial literacy and accounting or related financial management expertise.

Currently, one member, Robert W. Alspaugh (Chairman of the Audit Committee) has been determined to qualify as an audit committee financial expert.

Compensation Committee

The Compensation Committee advises the Board with respect to the compensation to be paid to the directors and senior executives and approves and advises the Board with respect to the terms of contracts to be entered into with the senior executives. The Committee also considers the advisory resolution at the Company’s annual meeting of shareholders to approve the compensation of the Company’s named executive officers, as detailed in the Proxy Statement.

The Compensation Committee also administers Autoliv’s incentive plans as well as perquisites and other benefits to the executive officers.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in identifying potential candidates to the Board, reviewing the composition of the Board and its committees, monitoring a process to assess Board effectiveness and developing and implementing Autoliv’s Corporate Governance Guidelines.

Compliance Committee

The Compliance Committee was formed to assist the Board in overseeing the Company’s compliance program with respect to compliance with (i) the laws and regulations applicable to the Company’s business and (ii) the Company’s Standards of Business Conduct and Ethics and related policies designed to support lawful and ethical business conduct by the Company and its employees and promote a culture of compliance. The Compliance Committee also oversees the investigation of any alleged non-compliance with applicable laws or the Company’s compliance policies (except those relating to financial compliance which are overseen by the Audit Committee).

LEADERSHIP DEVELOPMENT

The Board is responsible for identifying potential candidates for, as well as selecting, the CEO. The Board is also responsible for an annual performance review of the CEO and succession planning for the CEO’s position. This is done with the assistance of the CEO, who also prepares and distributes to the Board an annual report on succession planning for senior officers.

The Board is also required to review and determine that satisfactory systems are in place for the education, development and succession of senior and mid-level management.

ETHICS CODES

To maintain the highest legal and ethical standards, the Board has adopted a set of Standards of Business Conduct and Ethics, which apply to all of the Company’s directors, officers and employees. Additionally, the Board has adopted a Code of Conduct and Ethics for Directors and Senior Officers.

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

Board of Directors

Lars Nyberg

Chairman (since December 2011). Born 1951. Director since 2004. Elected until 2014. Former President and CEO of TeliaSonera AB. Former Chairman and CEO of NCR Corp. Director of Segulah Advisor AB. Chairman of DataCard Corp. BBA.

Jan Carlson

Born 1960. President and CEO. Director since 2007. Elected until 2014. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. Director of BorgWarner Inc. and Trelleborg AB. M.Sc.

Robert W. Alspaugh

Born 1947. Director since 2006. Elected until 2016. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. Director of Ball Inc. and Verifone Holding. BBA.

George A. Lorch

Born 1941. Director since 2003. Elected until 2015. Former Chairman, President and CEO of Armstrong World Industries. Lead Independent Director of Pfizer, Inc. Director of WPX Energy, Inc., HSBC North America Holdings Company and HSBC Finance Co. B.Sc.

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

MEETINGS AND COMMITTEES 20131)

	Independent2)	Board	Audit		Compensation		Nominating & Corp. Gov.		Compliance		Nationality
Lars Nyberg	Yes	6/6	6/6	4)	3/3	4)	5/5	4)	5/5	4)	SWE
Robert W. Alspaugh3)	Yes	6/6	8/8		2/2	4)	4/4	4)	5/5		US
Bo I. Andersson6)	Yes	4/5	6/8	5)	—		2/3	5)	3/3	4)	SWE
Jan Carlson	No	6/6	7/7	4)	3/3	4)	5/5	4)	5/5	4)	SWE
George A. Lorch	Yes	6/6	—		3/3		5/5	5)	3/3	5)	US
Xiaozhi Liu	Yes	6/6	—		3/3		4/4	5)	4/4		GER
James M. Ringler	Yes	6/6	3/3	5)	3/3		3/3	4)	—		US
Kazuhiko Sakamoto	Yes	6/6	—		—		5/5		5/5		JPN
Wolfgang Ziebart7)	Yes	3/3	5/5	5)	—		2/2	5)	2/2	5)	GER

1) Attended meetings in relation to total possible meetings for each member. 2) Under the rules of the New York Stock Exchange, the Sarbanes-Oxley Act and the SEC. 3) Qualifies/qualified as audit committee financial expert. 4) Not a member of this committee, attended at the invitation of the committee’s chair. 5) Not a member of this committee for the full year. 6) Retired from the Board on November 6, 2013. 7) Retired from the Board on July 31, 2013.

Executive Management Team

Jan Carlson

President & CEO.

Born 1960. Employed 1999.

Mats Adamson

Vice President Human Resources.

Born 1959. Employed 2010.

Henrik Arrland

Vice President Purchasing.

Born 1967. Employed 2011.

George Chang

President Autoliv Asia.

Born 1964. Employed 1997.

Steven Fredin

President Autoliv Americas.

Born 1962. Employed 1988.

Thomas Jönsson

Vice President Corporate Communications.

Born 1966. Employed 2013.

Johan Löfvenholm1)

Vice President Engineering.

Born 1969. Employed 1995.

Svante Mogefors

Vice President Quality and Manufacturing.

Born 1955. Employed 1996.

Anthony Nellis

Interim Vice President Legal Affairs, General Counsel and Secretary.

Born 1968. Employed 2001.

Jonas Nilsson

President Autoliv Europe.

Born 1971. Employed 2014.

Jan Olsson1)

Vice President Research.

Born 1954. Employed 1987.

Steven Rodé

President Electronics.

Born 1961. Employed 2002.

Mats Wallin

Vice President Finance, Chief Financial Officer.

Born 1964. Employed 2002.

NAME	SHARES2)	RSU’S2)	OPTIONS2)	TOTAL2)		SHARES2)	RSU’S2)	OPTIONS2)	TOTAL2)
Board of Directors					Executive Management Team
Lars Nyberg	2,833			2,833	Jan Carlson	51,101	20,668	126,005	197,774
Robert W. Alspaugh	4,516			4,516	Mats Adamson	603	5,929	9,381	15,913
Jan Carlson	51,101	20,668	126,005	197,774	Henrik Arrland	—	4,560	9,381	13,941
Xiaozhi Liu	1,416			1,416	George Chang	2,666	5,651	15,466	23,783
George A. Lorch	1,719			1,719	Steven Fredin	2,333	6,524	25,072	33,929
James M. Ringler	2,380			2,380	Thomas Jönsson	—	3,127	9,381	12,508
Kazuhiko Sakamoto	1,416			1,416	Johan Löfvenholm	—	5,038	10,815	15,853
					Svante Mogefors	5,500	5,929	17,787	29,216
					Anthony Nellis	—	1,128	2,425	3,553
					Jonas Nilsson	—	1,531	4,592	6,123
					Jan Olsson	17,133	4,937	20,313	42,383
					Steve Rodé	2,329	2,814	4,757	9,900
					Mats Wallin	4,508	7,996	26,638	39,142

SUBTOTAL	65,381	20,668	126,005	212,054	SUBTOTAL	86,173	75,832	282,013	444,018
					GROSS TOTAL3)	100,453	75,832	282,013	458,298

1) Mr. Jan Olsson has notified that he will be retiring effective later in the spring of 2014. Mr. Johan Löfvenholm will assume Mr. Olsson’s duties upon his retirement and, in this expanded role, assume the title of Chief Technology Officer. 2) Number of shares, RSUs and stock options as of February 20, 2014. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden. 3) Gross total for all listed directors and executives.

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

E-mail: mediacontact@autoliv.com

ACKNOWLEDGEMENTS

Concept and Design: PCG Stockholm, Sweden

Illustrations: Borgs Ingenjörsbyrå, Sweden

Photos: Naru Unui, Rickard L. Eriksson, Pieter Mouton, Bernhard Sturm

The raw material of this report supports responsibly managed forests. Paper Gallerie Art Matt, Colorit.

2014 FINANCIAL CALENDAR

DATE	EVENT
April 25, 2014	Q1 Report
May 6, 2014	Shareholder AGM
July 18, 2014	Q2 Report
October 23, 2014	Q3 Report

2014 PRELIMINARY DIVIDEND PLAN

PERIOD	EX-DATE	RECORD DATE	PLANNED PAYMENT DATE
1st quarter	February 18	February 20	March 6
2nd quarter	May 19	May 21	June 5
3rd quarter1)	August 18	August 20	September 4
4th quarter1)	November 17	November 19	December 4

1) If declared by the Board of Directors.

Selected Financial Data

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	20131,6)	20121)	20111)	20101)	20091)
Sales and Income
Net sales	$8,803	$8,267	$8,232	$7,171	$5,121
Operating income	761	705	889	869	69
Income before income taxes	734	669	828	806	6
Net income attributable to controlling interest	486	483	623	591	10

Financial Position
Current assets excluding cash	2,582	2,312	2,261	2,101	1,707
Property, plant and equipment, net	1,336	1,233	1,121	1,026	1,042
Intangible assets (primarily goodwill)	1,687	1,707	1,716	1,722	1,729
Non-interest bearing liabilities	2,364	2,162	2,102	2,001	1,610
Capital employed2)	3,489	3,415	3,257	3,066	3,098
Net (cash) debt	(511)	(361)	(92)	127	662
Total equity2)	4,000	3,776	3,349	2,939	2,436
Total assets	6,983	6,570	6,117	5,665	5,186
Long-term debt	279	563	364	638	821

Share data
Earnings per share (US$) – basic	5.09	5.17	6.99	6.77	0.12
Earnings per share (US$) – assuming dilution	5.07	5.08	6.65	6.39	0.12
Total parent shareholders’ equity per share (US$)2)	42.17	39.36	37.33	32.89	28.06
Cash dividends paid per share (US$)	2.00	1.89	1.73	0.65	0.21
Cash dividends declared per share (US$)	2.02	1.94	1.78	1.05	—
Share repurchases	148	—	—	—	—
Number of shares outstanding (million)3)	94.4	95.5	89.3	89.0	85.1

Ratios
Gross margin (%)	19.4	19.9	21.0	22.2	16.6
Operating margin (%)	8.6	8.5	10.8	12.1	1.3
Pretax margin (%)	8.3	8.1	10.1	11.2	0.1
Return on capital employed (%)2)	22	21	28	28	2
Return on total equity (%)2)	13	14	20	22	1
Total equity ratio (%)2)	57	57	55	52	47
Net debt to capitalization (%)	n/a	n/a	n/a	4	21
Days receivables outstanding	70	66	67	69	75
Days inventory outstanding	31	30	32	32	40

Other data
Airbag sales4)	5,686	5,392	5,393	4,723	3,250
Seatbelt sales5)	2,773	2,657	2,679	2,363	1,822
Active Safety sales	345	218	160	85	49
Net cash provided by operating activities	838	689	758	924	493
Capital expenditures, net	379	360	357	224	130
Net cash used in investing activities	(377)	(358)	(373)	(297)	(157)
Net cash provided by (used in) financing activities	(318)	(91)	(223)	(529)	(376)
Number of employees, December 31	46,900	41,700	38,500	34,600	30,200

1) Costs in 2013, 2012, 2011, 2010 and 2009 for capacity alignments and antitrust investigations reduced operating income by (millions) $47, $98, $19, $21 and $133 and net income by (millions) $33, $71, $14, $16 and $96. This corresponds to 0.6%, 1.2%, 0.2%, 0.3% and 2.6% on operating margins and 0.4%, 0.9%, 0.2%, 0.2% and 1.9% on net margins. The impact on EPS was $0.34, $0.74, $0.15, $0.17 and $1.14 while return on total equity was reduced by 0.8%, 1.8%, 0.4%, 0.6% and 4.1% for the same five year period. 2) Adjusted in accordance with FASB ASC 810, adopted on January 1, 2009. 3) At year end, net of treasury shares. 4) Incl. passive electronics, steering wheels, inflators and initiators. 5) Incl. seat components until a June 2012 divestiture. 6) Includes adjustments for a non-cash, non-recurring valuation allowance for deferred tax assets of $39 million on net income and capital employed, and $0.41 on EPS and total parent shareholder equity per share.