Form 10-K, Exhibit 13
period 2014-12-31
AUTOLIV INC
filed 2015-02-19
CIK 1034670

CONTENT1)

03	Who we are, what we do
04	Targets
05	2014 in Summary
06	President’s Letter
08	How we do it
09	Our Strategies
10	Quality
12	One Product One Process
14	Innovations
16	Safety Systems
22	Active Safety
24	People
26	Global Presence
28	Market & Competitors
30	Customers
32	Shareholders
34	Share Performance
36	Sustainability
39	Management’s Discussion and Analysis
56	Consolidated Statements of Net Income
56	Consolidated Statements of Comprehensive Income
57	Consolidated Balance Sheets
58	Consolidated Statements of Cash Flows
59	Consolidated Statements of Total Equity
60	Notes to Consolidated Financial Statements
82	Auditor’s Reports
83	Glossary and Definitions
84	Corporate Governance
86	Board of Directors
87	Executive Management
88	Contact Information & Calendar
89	Selected Financial Data

1) See page in Annual Report.

READER’S GUIDE

Autoliv, Inc. is incorporated in Delaware, USA, and follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures, see page 42 and page 54 in the Annual Report. All amounts in this annual report are in U.S. dollars unless otherwise indicated.

“We”, “the Company” and “Autoliv” refer to “Autoliv Inc.” as defined in Note 1 “Principles of Consolidation” on page 60. For forward-looking information, refer to the “Safe Harbor Statement” on page 55 in the Annual Report.

Data on markets and competitors are Autoliv’s estimates (unless otherwise indicated). The estimates are based on orders awarded to us or our competitors or other information put out by third parties as well as plans announced by vehicle manufacturers and regulatory agencies.

FINANCIAL INFORMATION

Every year, Autoliv publishes an annual report and a proxy statement prior to the Annual General Meeting of Shareholders, see page 34 in the Annual Report.

The proxy statement provides information not only on the agenda for the meeting, but also on the work of the Board of Directors and its committees as well as on compensation paid to and presentation of directors and certain senior executive officers.

For financial information, please also refer to the Form 10-K and Form 10-Q reports and Autoliv’s other filings with the Securities and Exchange Commission (SEC). These filings are available at www.autoliv.com under Investors/Filings.

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

Innovation, quality and focus on Saving Lives have been the hallmarks for Autoliv from its inception more than 60 years ago. Now our products save over 30,000 lives every year and prevent ten times as many severe injuries. The next step is to further reduce road traffic accidents with active safety systems that assist the driver to avoid an accident or, at least, reduce the speed of impact, thereby substantially mitigating the severity of injuries. In the future, these active safety systems will form the basis for automated driving.

Autoliv, Inc. is incorporated in the state of Delaware, and its global headquarter is located in Stockholm, Sweden.

We are a Fortune 500 Company and the world’s largest automotive safety supplier with sales to all of the leading car manufacturers in the world. We develop, manufacture and market protective systems such as airbags, seatbelts, steering wheels, passive safety electronics and active safety systems including radar, night vision and camera vision systems. We also produce anti-whiplash systems, pedestrian protection systems and child seats.

In 2014 we maintained our global passive safety market share at 37%. We produced around 140 million seatbelts and around 130 million airbags in 2014. Statistically, there were almost two seatbelts and more than 1.5 airbags from Autoliv in every vehicle produced globally, despite many vehicles not having airbags.

AUTOLIV IN NUMBERS

OUR PRODUCTS SAVE	AIRBAGS	SEATBELTS
>30,000	~130	~140
lives annually	Million units in 2014	Million units in 2014

PREVENT/REDUCE SEVERE INJURIES	FACILITIES	OPERATIONS IN
300,000	~80	28
annually	globally	countries

CRASH TEST TRACKS	ASSOCIATES	TECH CENTERS IN
20	>60,000	18
worldwide	worldwide	locations

Autoliv’s Targets

Autoliv’s long-term targets, updated in 2013, reflect the key performance measures through which we execute our key strategies. The targets cover the areas of sales growth, capital structure, sustainable margins and earnings growth. Discussions of the other important performance measures through which we manage and measure our performance, including quality, sourcing, productivity and sustainability, are found in other sections of this annual report.

Organic Sales

Grow at least in line with our market.

Definition on page 42 in the Annual Report.

(Non-U.S. GAAP measure).

In 2014, Autoliv’s organic sales grew by more than 6%, in line with our underlying automotive safety market. Sales growth was particularly strong in the rapidly growing active safety area and in China where organic sales growth was 45% and 8% respectively. Both Europe and Americas also reported solid growth of over 6%.

Leverage Ratio

Around 1 time within the range of 0.5 to 1.5 times. Definition on page 83 in the Annual Report.

(Non-U.S. GAAP measure)

In 2013, we revised our leverage ratio (see page 54 in the Annual Report) target to the level we deem most effective to handle the inherent risks and cyclicality of our business. Our target ratio is around one time, within a range of 0.5 to 1.5 times. By the end of 2014, Autoliv had net debt of $62 million. The leverage ratio was 0.3. In 2014, we repurchased shares for $616 million.

Operating Margin

8 – 9% over the business cycles

(Non-U.S. GAAP excluding antitrust matters)

In 2014, Autoliv achieved an adjusted operating margin according to our long-term targets, which includes capacity alignment, but excludes antitrust related costs, of 8.6%. The main positive factor affecting the operating margin was strong sales growth.

Earnings Per Share

Grow adjusted EPS faster than organic sales growth.

(Non-U.S. GAAP excluding antitrust matters).

This target was achieved in 2014 as adjusted EPS (excluding antitrust related costs) grew 9%, which was approximately 3 percentage points more than the organic sales increase. The target was reached mainly as a result of higher operating profit, lower tax expense, and fewer outstanding shares. These positive effects were partly offset by higher interest expense, net.

2014 in Summary

>6% organic sales growth1)

45% organic growth in active safety

$713m in operational cash flow

$453m of CAPEX, supporting growth

$811m in direct shareholder returns

37% market share in the global passive safety market

1) Non-U.S. GAAP measure, see page 42 in the Annual Report for reconciliation

Strong Sales Growth

In 2014, consolidated sales were $9,240 million with more than 6% organic sales growth, marking the fifth consecutive year of sales growth.

Dear Shareholder,

2014 was another year of solid and consistent execution of our core strategies. We exceeded our expectations from the beginning of the year and delivered solid growth and margins as well as record shareholder returns. Last but not least we estimate that our products saved more than 30,000 people’s lives.

Organic sales grew by over 6% in a year in which the global light vehicle production grew by just over 3%. This was the second consecutive year in which Autoliv outgrew the global light vehicle production two-to-one. Active safety had very strong growth of 45%, virtually reaching our 2015 sales target of $500 million one year ahead of the plan announced in late 2011. We returned a record $811 million to our shareholders through our regular quarterly dividends and share buybacks. Our common stock reached all-time high levels on both the New York Stock Exchange and the Swedish NASDAQ OMX. On an adjusted basis, we had record operating income and an adjusted operating margin of more than 9%.

The ability to show this type of steady performance in uncertain times is a result of the dedication, teamwork and commitment to quality shown by our 60,000 Autoliv associates. I would like to thank every member of our global team for the strong contributions to a successful year in the Company’s history.

QUALITY IS OUR FIRST PRIORITY

During 2014, quality has been more in focus than ever before in the automotive industry. A record number of recalls have led to a situation where the need for replacement parts has challenged the whole industry.

In one particular case there is a need to replace millions of airbag inflators from another manufacturer over the coming years. We are supporting the industry in this effort, increasing our capacity for airbag inflator production.

For Autoliv quality has always been our number one priority and we continue to sharpen our focus in this area. We are proud of our quality track record. With a 37% market share in passive safety we have been part of only about 2% of recalls related to our part of the market since 2010. This makes us number one in quality in our market, but we can always do more. For 2015, our particular quality focus is on zero defects, executing on the details that allow further steps in process and production excellence.

OUR GROWTH STRATEGY

Our organic growth in 2014 and the two previous years shows that our strategy of investing for growth is paying off.

China and active safety have been our growth engines in the previous three years. A specific characteristic for 2014 was the fact that growth did not only come from these areas. We also reported solid regional growth of over 6% for both Europe and the Americas. The ability to grow in a balanced way is a strength for the Company and a result of having one third of the Company’s sales in Europe, Asia and the Americas each. This is the effect of a long-term globalization strategy for Autoliv that historically had a strong home base in Europe.

In active safety, we have now grown by more than 40% for three consecutive years, outperforming the underlying market. We have communicated our intention to have $1 billion in active safety sales in 2019, indicating further growth in this area. The technological development in active safety will over the coming years lead to increased automation and ultimately at some point in the future, safety for autonomously driven cars. We intend to be one of the leaders of this development.

In 2014, we also increased our efforts in research and development, where for the first time spending passed the $0.5 billion mark. This is largely a reflection of the strategy to continue to further build our position and create new solutions in the area of active safety, but also of the clear ambition to continue to be the innovation leader in passive safety.

In passive safety, we also keep investing in production capacity for growth and vertical integration. We need to support the future growth of the Company while increasing the amount of vertical integration in China in particular. The Company’s two largest investments to date, the propellant plant and textile center in China, both started production in 2014 and will both gradually increase their output during 2015.

In China, we have over the last few years grown our market share for our core products to over 35%. Our current market position together with our continued investments gives us confidence in our long-term market leadership in the world’s number one car manufacturing country.

RECORD SHAREHOLDER RETURNS

In 2014, we took significant steps in the execution of the plan originally outlined in May 2013. During the year we repurchased 6.2 million of the Company’s own shares for a total of $616 million. In addition, we paid regular dividends of $195 million, an increase of 8% per share. In total this led to record direct shareholder returns of $811 million. These actions were also significant steps towards our target leverage ratio range of 0.5 to 1.5 times net debt including pension liabilities to EBITDA. By the end of 2014, we were at a leverage ratio of 0.3 times after having a net cash position in the period from 2011 to 2013. We continue to adjust toward our target range in order to achieve an effective capital structure, and we strive to deliver solid returns to our owners.

FOCUS ON EXECUTION

At the beginning of the year we labelled 2014 a transition year. This included executing to address margin challenges from operations, particularly in Europe and Brazil, continuing to align our capacity footprint according to the market and continued vertical integration activities in China.

I am pleased to say that, although there is more to be done, we have been able to address most areas of transition according to plan. The exception is Brazil, where rapidly declining light vehicle production in 2014 made operational improvements a challenge. During this transition year we also kept our operating margin above 9% on an adjusted basis while also increasing our R&D spending with more than $45 million.

For 2015, we expect operating margin to improve, while at the same time we are again able to increase R&D spending in order to support further growth and innovation.

In August 2014, we took the next step in the Company’s development by launching a new operating structure in order to more effectively manage our business operations. The new structure, which became fully operational on January 1, 2015, consists of two business segments: passive safety (including airbags and seatbelts) and electronics (including passive safety electronics and active safety). In addition to creating the right operational structure for the future, this change also reflects the increased importance of electronics for the Company’s future.

OUTLOOK FOR 2015

In 2015, global LVP is expected by the market institute IHS to grow by more than 2%.

The expectation for Autoliv’s full year is for organic sales growth of more than 6%, which would mark the third consecutive year of our organic sales growth being at least double that of the global LVP. Consolidated sales are expected to grow by less than 1% as effects from currency translations are expected to be negative by almost 6%. The expectation for the adjusted operating margin is around 9.5%, excluding costs for capacity alignments and antitrust matters.

We look forward to a year with quality as our number one priority, solid execution as our daily focus and the rapid development in active safety as our most exciting challenge.

Our future ambition is to save 150,000 people’s lives every year.

For us, it’s all about saving lives and creating value.

Yours sincerely,

Jan Carlson

Stockholm, February 19, 2015

For a discussion of the non-U.S. GAAP measure discussed above, see page 42 in the Annual Report.

How we do it

OUR VISION

To substantially reduce traffic accidents, fatalities and injuries.

OUR MISSION

To create, manufacture and sell state-of-the-art automotive safety systems.

OUR VALUES

Life

We have a passion for saving lives.

Customers

We are dedicated to providing satisfaction for our customers and value for the driving public.

Innovation

We are driven for innovation and continuous improvement.

Employees

We are committed to the development of our employees’ skills, knowledge and creative potential.

Ethics

We adhere to the highest level of ethical and social behavior.

Culture

We are founded on global thinking and local actions.

Our Strategies

With a passion for Saving Lives, we strive to create value in everything we do. We look at our Company in a number of different aspects in order to build a long-term, robust, sustainable operation. Our core strategies support our vision of saving more lives and to generate solid returns to our shareholders and act as a market leader.

Quality

As peoples’ lives depend on our safety products, quality is the base in all we do.

Our quality initiative Q5, aims to achieve zero defects in customer deliveries as well as eliminate our internal defects. The objective of our Q5 quality improvement program is to change our behaviors and to reset the quality mind-set that zero defects are achievable.

One Product – One Process

One Product – One Process (1P1P) is our strategy towards global standardization of products and processes for customer excellence, profitability and product robustness. The strategy aims at reducing production complexity by decreasing the number of variants and processes without losing customer focus.

Innovation

By boosting the innovative spirit among all employees, Autoliv will continue to be the undisputed leader in our industry. Autoliv’s innovation process aims to foster a culture of innovation and curiosity based on our long history of life saving products. Our innovation process is also about realizing larger as well as smaller ideas into improvements of existing products and processes.

Quality

Autoliv’s primary goal is to Save Lives. Our products never get a second chance. This is why we can never compromise on quality.

IN ADDITION TO OUR PRIMARY GOAL of Saving Lives, quality is key to our financial performance and future success. Quality excellence is critical for winning new orders, preventing recalls and maintaining low scrap rates. The unprecedented number of recalls during 2014 shows that our strategy of being the quality leader in all aspects of our business is the right and only choice.

This pursuit of excellence is a continuous improvement process, driven by our ability to anticipate and respond to the challenges of a rapidly changing automotive industry.

Related to the airbag inflator quality issues with another supplier, we now have agreements with several OEMs for new supply capacity. We see this as a vote of confidence from our customers for our quality track record.

Q5 – OUR ZERO DEFECT CULTURE

Although quality has always been paramount in the automotive industry, vehicle manufacturers and car buyers have become even more quality focused with no tolerance for deviations. As people’s lives depend on our safety products, we strive towards zero defects in all we do.

To continue to improve our own quality, we are running a program called “Q5” for shaping a proactive quality culture of zero defects. It is called “Q5” because it addresses quality in five dimensions: customers, products, suppliers, growth and behavior.

The goal of Q5 is to firmly tie together quality with value in all our processes and for all our employees, thereby leading to the best value for all our customers. It is our people that drive our Company’s success at all levels. By developing the right skills and abilities of our employees, we create a proactive culture that enables zero defects.

FLAWLESS PRODUCTS AND DELIVERIES

In our pursuit of excellence we have developed a chain of four “defense lines” against quality issues that consist of 1) robust product designs, 2) flawless components from internal and external suppliers, 3) manufacturing flawless products with a systems for verifying that our products conform with specifications and 4) an advanced traceability system in the event of a recall together with a “lessons learned” system to avoid any repeat of mistakes. These “defense lines”, in combination with our Q5 behaviors, should ensure deliveries of flawless products on-time to our customers.

When quality deviations occur, they very rarely affect the protection provided by our products. Most of the deviations are due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, color and texture nuance on steering wheels as well as other products where the look and feel is important to the car buyer.

OUR QUALITY PERFORMANCE

We always challenge ourselves to achieve even better quality performance. In our product conformity verifications, we register all deviations of customer deliveries and include them in our quality measure – the number of non-conforming events. Thanks to our Q5 program, we have successfully reduced the number of non-conforming events since 2010 by 44% despite much higher sales volumes. The less favorable development in 2014, compared to previous years, is explained by a higher number of non-safety related events related to visual aspects of steering wheels.

To totally eliminate customer complaint, scrap and rework of our products we strive towards zero defects in our production. In 2014, we started to see some of our production lines achieving zero defects, showing that our zero defects philosophy is real and achievable. The organization is now focused on resolving the issues related to visual parts according to the zero defect philosophy.

SUPPLY BASE QUALITY IMPROVEMENTS

In our pursuit of zero defects, it is critical to prevent non-conforming components from entering our manufacturing plants. This is one of the most important “lines of defense” against quality issues.

With the Autoliv Sourcing and Purchasing Process (ASPP) we have a common method of interacting with our suppliers. It strengthens our performance by working closely together and sets clear targets. An important part of ASPP is the early involvement of suppliers in projects to ensure robust component designs and lowest cost for function.

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

1. PRODUCT AND PROCESS DEVELOPMENT

Autoliv’s Product Development System (APDS) ensures that all new products pass five mandatory checkpoints: 1) project planning, 2) concept definition, 3) product and process development, 4) product and process validation, and 5) product launch. In this way, we proactively prevent problems and ensure we deliver only the best designs to the market.

2. SUPPLIER MANAGEMENT

By involving and training our suppliers early in projects we ensure robust component designs and processes. This prevents non-conforming parts from being produced by our in-house and external suppliers and from reaching our manufacturing lines. We actively phase-out any supplier that does not adhere to our quality principles or strict business conduct and ethics rules.

3. PRODUCTION

Through the Autoliv Production System (APS), we all work according to the continuous improvement philosophy. Our associates are also trained to react to anomalies and to understand the critical connection between themselves and our lifesaving products. To prevent us from delivering non-conforming products we verify quality by using mistake-proofing methods such as Poka-Yoke, in-line inspections, and cameras and sensors.

4. AFTER DELIVERY

As we maintain an advanced product traceability system we are able to trace and limit batches of potentially defect parts in an effective way. We also maintain an effective change-management system as any change of a product or process can potentially create problems. Through lessons learned we can take advantage of experiences to make difference on future projects and help them to succeed.

One Product One Process

Through effective standardization we create customer and shareholder value. It is driven by total cost management in engineering, manufacturing and purchasing.

1P1P is Autoliv’s strategy towards global standardization of products and processes for customer excellence, profitability and product robustness:

•	Profitability – Improve total cost by reduction of complexity;

•	Robustness – Prevent incidents by reduction of complexity and through global management of lessons learned and knowledge;

•	Customer excellence – Provide higher value for our customers.

With 1P1P we manage standardization of both core products and customer specific features together with their production process without sacrificing customer expectations for product variations. The standardization is driven by a global cross functional team with the authority and responsibility to manage one or several product families. This also enables us to ensure that best practices, lessons learned and other product related knowledge is properly and efficiently applied into product and production for both existing products and new customer developments. The standardization decision is based on the total cost of the lifetime business case, which includes direct material, direct labor, engineering, process equipment, quality, investments, packaging, logistic costs, etc. The reduced complexity also allows us to optimize management of supply chain and logistics.

Besides translating Autoliv’s vision into reality, 1P1P supports our annual cost efficiency targets:

•	Reduce direct material costs by at least 3%.

•	Improve labor productivity by at least 5%.

•	Consolidate the supply base by reducing the number of suppliers in order to optimize it in size, geography, service and knowledge.

CONSOLIDATE THE SUPPLY BASE

We are continuously consolidating purchase volumes to fewer suppliers to help them reduce their prices to us. For instance, in 2014, we reduced the number of suppliers by nearly 5% after a 6% reduction in the prior year (see graph). The 2011 increase was due to acquisitions and the need to add new suppliers in Asia and other Low Cost Countries (LCC). We target to reduce the number of supplier groups to 1,000 by the end of 2016 from the peak of 1,600.

Thanks to the 1P1P strategy we can more efficiently focus on global components to gain leverage and optimize our footprint in order to improve quality, and reduce risk and cost.

REDUCE DIRECT MATERIAL COSTS

Approximately half of our revenues are spent on direct materials (DM) from external suppliers. The raw material content in these components costs currently represents 50% of the direct material cost, while the other 50% represents the value added by our supply base (for more details, see “Component Costs” on page 51 in this Annual Report).

Our strategy to mitigate higher commodity prices is to develop new more cost-efficient designs and components than the existing ones, for example, by replacing steel with reinforced plastics. This often reduces weight which is an important added advantage in the permanent pursuit for more fuel-efficient vehicles.

Through 1P1P we standardize products and components, and phase out older, more complex products with low volumes to help suppliers reduce their costs and, consequently, our prices.

By standardizing components, we also reduce complexity and gain leverage, thereby cutting costs. Through the above-mentioned strategies we have met our direct material cost reduction target of at least 3% every year, except in 2011 when steel prices in particular, sky-rocketed. In 2014, the estimated net savings for direct materials were 3.6%.

LABOR PRODUCTIVITY IMPROVEMENTS

The second most important type of cost is wages, salaries and other labor costs. In 2014, these costs corresponded to 22.4% of sales, which was a slight increase from 21.8% in 2010.

Despite higher vertical integration and R,D&E spending this ratio has remained virtually flat thanks to reduction achieved by continuous productivity improvements, restructuring of operations and by expansion as well as transfer of production and R,D&E to LCC.

We measure direct labor productivity improvements in LMPU (labor minutes per produced unit). This measure is often affected by shifts of production to LCC where typically more labor-intensive manufacturing processes are used (although the productivity in individual LCC may improve rapidly). Despite this, we have achieved LMPU reductions of approximately 6% every year during the last five-year period. Consequently, we managed to reach our productivity improvement target of at least 5% each year, despite erratic volumes in several regions.

Manufacturing in LCC could offer significant cost saving opportunities, since our average headcount cost in LCC is only 20% of the same cost in HCC for direct personnel. However, we already have over 80% of our direct workers in LCC, and the offsetting costs required for producing in one country and selling in another (such as freight and duty costs) should also be considered in addition to the labor cost difference. As a reflection of the mix in the expected LVP growth, we expect our headcount to continue to increase more in LCC than in HCC. By increasing our investments in vertical integration of strategic important components, particularly in LCC, we are also able to achieve long-term cost savings.

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

Innovations to Save Lives

Thanks to the innovative spirit among all our employees, Autoliv continues to be the undisputed leader in our industry. Today, Autoliv has 5,500 people, or 9% of all its associates, engaged in Research, Development and Engineering (R,D&E).

SAFETY is one of the strongest sales drivers for new cars. In virtually all inquiries about what consumers want in their next vehicle, new safety products rank very high or at the top of their list of priorities.

Autoliv assists vehicle manufacturers in meeting these evolving safety trends by staying at the forefront of technology, crash-testing more vehicles than any other safety company and working as a development partner for new vehicles.

We have 5,500 people in Research, Development and Application Engineering (R,D&E), an increase of close to 500 compared to 2013. The increase is mainly related to active safety engineering to support continued growth and to develop new life saving products.

In support of our strategy of being a leader in active safety, leading into autonomous driving, we will further increase our investments in research and development of electronics. Later in 2015 we will launch our first mono and stereo vision cameras utilizing our internally developed algorithms. We will also launch our new 77GHz radar and our next generation Safety Domain Controller which will host the sensor fusion data used for vehicle control. These are examples that we are making good progress with our RD&E investments for growth.

Research (R) is conducted at our Swedish Safety Center. We also provide funding for a number of scientists at universities and independent research institutes to work on special projects. We use accident databases (such as NASS-CDS in the U.S., as well as GIDAS in Europe and CIDAS in China) to identify the types of traffic accidents and injuries to which we might apply Autoliv’s safety expertise. We also draw on our crash tests and trials, as well as on the vast expertise our specialists have gathered over many years.

Corporate passive safety development projects (D) are assigned to our leading tech centers in China, France, Germany, Japan, South Korea, Sweden and the United States.

For electronics and active safety development projects, we have technical centers in the U.S., Sweden, France, Germany, Romania and Japan.

Application engineering projects are completed in our tech centers in close cooperation with the manufacturing units.

In total, Autoliv currently has thousands of R,D&E projects with the vast majority of the projects (and the associated costs) in application engineering to support the development of new vehicle models. No single customer project accounts for more than 2% of Autoliv’s total R,D&E spending.

BOOSTING INNOVATIONS

We have developed a program to drive and capture the innovative spirit among all employees. The program does not only focus on new products but more on capturing “small” innovations from the people most familiar with the company’s products and processes.

INVESTMENTS

During 2014, we increased R,D&E expenses, net by $46 million, mainly to increase our engineering capability in Asia and to further accelerate our efforts in active safety, thereby reinforcing our long-term commitment to innovation and technology.

Gross expenditures for R,D&E amounted to $682 million in 2014, compared to $634 million in 2013, which corresponded to 7.4% of sales in 2014 and 7.2% in 2013.

Of these amounts, $147 million in 2014 and $145 million in 2013 related to engineering projects and crash tests that were paid by vehicle manufacturers, safety authorities, auto magazines and other external customers.

Net of this income, R,D&E expenditures amounted to $536 million in 2014 and $489 million in 2013, or 5.8% and 5.6% of sales.

Of the gross R,D&E expense in 2014, 77% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 23% was not only for completely new innovations but also for improvements of existing products, standardization and cost reduction projects.

PATENTS

Our commitment to technological leadership is evidenced by our strong patent position.

In 2012, (the latest year with official statistics) Autoliv accounted for 3% of all new patent filings in passive automotive safety filed in more than one country. Autoliv holds more than 6,600 patents covering a wide range of innovations and products in automotive safety and key supporting technologies.

TO BOOST INNOVATION, WE NEED TO:

LOOK AHEAD

Plan the destination, route and check conditions ahead.

MEANING:

Best available knowledge of our market: consumer behavior, accident research, trends, customer needs, competitor actions, new legislation, infrastructure development.

FUEL OUR CAR

Make sure we never run out of high quality fuel.

MEANING:

Drive a constant flow of the right new ideas, bred by our curiosity, proactive mindset, go & see spirit, and a good business sense.

DRIVE OUR CAR

Use the capabilities of our car to get us to our destination.

MEANING:

Deliver the potential of the ideas through our development processes. Continuously improve methods based on what we’ve learned and market needs.

ADAPT OUR DRIVING

Strengthen our ability get to the right destination safely and efficiently.

MEANING:

Ensure fast and accurate feedback that helps us manage and refine our innovation activities toward the right opportunities.

The Road to Saving More Lives

PROTECTION

Passive safety products, such as airbags and seatbelts, are there to help protect you from injury if a crash is unavoidable. More than a million human beings owe their life to them.

PREVENTION

The major advancement from active safety systems is to reduce the crash severity and avoid the crash altogether by warning the driver or automatically braking the car.

AUTOMATION

Allowing the car to respond automatically is crucial when moving towards our vision of saving 150,000 lives per year.

AUTONOMOUS DRIVING

In the future, self driving cars will ultimately provide the third level of automotive safety, significantly reducing the element of human error.

Active Safety for Prevention and Assistance

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

RADAR SYSTEMS

Short and medium range radar system provides all-weather object detection and can be used effectively in all directions around the vehicle. By scanning up to 30 meters, the system can provide an advanced warning of an imminent collision. The radar is also used for detecting objects in the blind spots of a vehicle and to control stop-and-go functions in queue assist systems. Our   long range radars are utilized for adaptive cruise control systems (ACC) that automatically adjusts the vehicle speed to maintain a safe distance to vehicles ahead.

Autoliv’s radar product portfolio includes 25GHz ultra wide band, 24GHz narrow band and 77GHz multi-mode sensors that cover a broad range of market applications. The 77GHz radar will launch at the of 2015.

VISION SYSTEMS

Autoliv’s pioneering work with camera-based vision systems gives the driver, in effect, an additional pair of eyes scanning the road ahead for danger. The camera gathers a richer amount of data that requires substantial computer power and sophisticated software to be interpreting and used for advanced driver assistance systems (ADAS). The advanced algorithms enable the camera to recognize and track visible objects such as vehicles, speed signs and lane markings. They can also warn the driver when the car is in danger of colliding with pedestrians, other vehicles or straying out of lane.

Autoliv has developed two forward-looking vision technologies; mono vision and stereo vision systems. The stereo vision system provides more information about the surrounding environment which offers increased functionality and a higher level of detection, robustness and accuracy for object detection compared to mono vision systems. The performance of vision systems is reduced by poor weather and darkness. Therefore, some car manufacturers choose to combine cameras with radars to achieve all-weather capability.

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

BRAKE CONTROL/ESC

Autoliv has developed the world’s first Integrated Inertial Measurement Unit that combines the controls of the vehicle’s restraint system with those controls for the vehicle’s brakes that can provide Electronic Stability Control (ESC), Anti-locking Brakes (ABS) and Automatic Traction Control (ATC). This merger of the control systems, that was first launched in 2014, provides significant savings and enhanced performance.

ACTIVE AND PASSIVE SAFETY INTEGRATION

To monitor the environment around the vehicle and control the vehicle motion, Autoliv is developing the next generation of electronic integration.

This Electronic Safety Domain Controller (ESDC) links all safety sensors (including the environmental sensor) and all actuators that control vehicle motion (brakes, steering, and engine/transmission) as well as the passive safety system. Autoliv will launch its first ESDC at the end of 2015.

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

Passive Safety for Protection

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

ANTI-WHIPLASH

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

The World’s First Full- scale Test Environment for Future Road Safety

AstaZero’s test environments comprise a 5.7 kilometer rural road lane, a City Area with four districts of buildings and streets, a Multilane Road for multi-lane traffic and a High Speed Area for high speed tests. What is unique about the facility is that the different traffic environments make it possible to test advanced safety systems and their functions for all kinds of traffic and driving situations. It is also unique in its simulation possibilities for increasing safety for pedestrians, cyclists and other vulnerable road users. Autoliv has partnered with Volvo AB, Volvo Car Corporation, Scania, as well as several Swedish institutions to create AstaZero. AstaZero is short for Active Safety Test Area Zero, where “zero” is the Swedish government’s stated vision of zero traffic fatalities.

A Passion for Saving Lives

Dr. Katarina Bohman, Principal Research Engineer at Autoliv. To prevent fatalities and severe injuries for rear seat passengers, we are developing robust restraint systems that address real life situations including pre-crash maneuvers as well as the sitting postures of young and small rear seated occupants, who does not always sit like crash dummies. Our development is based on research of all injuries, also minor, and injuries resulting in long-term consequences.

An Additional Pair of Eyes

Technology that makes a difference for life.

At Autoliv, it’s not enough to help people survive a collision – we want to help them avoid accidents altogether. This means taking action before accidents occur. Future automotive safety technology will need to recognize potentially dangerous situations before they happen, and then react quickly and intelligently.

We have developed our radar and vision technology to make driving easier and safer by monitoring the environment around the vehicle, giving our active safety systems a chance to adjust engine output, steering or braking to avoid a crash even if the driver is not observant or attentive.

Autonomous Emergency Braking (AEB) will provide great advancement in road safety and we certainly believe this is one of the future technologies that will make a significant difference. The AEB can be based on radar, lidar or vision sensors, or a combination of them. Various AEB systems have been on the market for a couple of years, though mainly on high end luxury models as optional equipment. Real world performance data suggests that such crash avoidance systems can reduce accidents by up to 27% and can lead to a significant reduction in injuries. Therefore, regulation bodies and crash rating institutes are starting to encourage the installation of AEB systems and other active safety products in more vehicles. One example is Euro NCAP that has included AEB for city and Inter-Urban driving into their crash rating of new vehicles. In 2016, Euro NCAP will make Pedestrian-AEB part of its test protocol and intends to include Cyclist-AEB systems beginning in 2018.

AEB systems, which provide protection in all types of weather and light conditions for vehicle occupant, pedestrians as well as cyclist, will be a key enabler for the self-driving car. Estimate shows that over 90% of all car accidents are caused by human error. By using our sensor as another set of eyes autonomous driving cars have great potential to prevent these accidents by eliminating the role of human error in driving.

People Drive Success

Our people are the foundation of our success. To attract, develop and retain highly skilled people is a top priority for Autoliv. With motivated and talented people, we drive success at all levels.

Autoliv provides an international environment with varied work assignments and career opportunities and a culture that supports creativity, entrepreneurial behavior and result oriented actions. By boosting the innovative spirit among all employees, Autoliv will continue to be the undisputed safety system provider. Ideas and initiatives from our personnel are key elements of our continuous improvement work. The number of suggestions per associate is one of our key performance indicators. During 2014, we implemented more than 880,000 suggestions, which is a significant increase compared to 2013.

Autoliv is committed to creating a positive and diverse work environment. We do not tolerate any form of discrimination or harassment in our workplace. Our people are entrusted with ensuring that their actions reflect responsible business practices and support the ethical standards of the Company. We seek the highest quality, safety and performance at all times and strive for a Company culture that exemplifies these principles. Autoliv’s Quality Culture Survey measures a broad range of aspects that encompass our Company culture and work environment. The survey results in a number of improvement actions with appointed project owners and the Executive Management Team monitors the progress.

A NEW OPERATING STRUCTURE

In 2014, Autoliv announced a new operating structure to become one global and greater Company saving more lives. It will continue to build on our strengths; being a world leader in quality and innovation with customer focus and strong local presence. The new structure includes two business segments: Passive Safety and Electronics, and two functional units: Sales & Engineering and Product & Process Development.

The organization has more than 60,000 associates in total. We have close to 5,500 of our people working in Research, Development and Application Engineering. During 2014, 72% of the associates were direct workers in manufacturing, 74% were in Growth Markets and 15% were temporary personnel. The majority of the increase in personnel derived from employments in Growth Markets to fuel the expansion in the business.

At the end of 2014, 54% of Autoliv’s total workforce were men and 46% were women and 14% of senior management positions were held by women. We are committed to ensure a diverse working environment in our Company. This is one of the focus areas in our talent management work.

INVESTING IN PEOPLE

The development of future leaders and other key personnel is a top priority for Autoliv. We have a talent management process to identify and develop employees to meet long-term business requirements. Our approach allows us to support the business strategy and reduce risk, provide targeted career and development opportunities for employees, improve organizational capabilities and foster a culture of people development. Autoliv is committed to connecting talent management and succession planning processes to employee development activities to make sure that we focus on optimizing the allocation of resources in the best possible way for the business.

Our learning and development efforts focus on ensuring that we have the right people with the right set of skills ready for the right jobs. Building key skills and competencies is a priority through a combination of local and global programs.

The Performance & Development Dialogue, the PDD, is the platform for individual discussions on performance and competence needs, where employees and managers identify and agree on individual targets, development plans and activities. During 2014, 90% (97%) of targeted employees had conducted a PDD with their managers. Internal recruitment is a part of our culture that enables us to benefit from internal experience and provide development opportunities for the individual. Our global footprint supports international openings and challenges.

Autoliv has a strong and long tradition of providing opportunities for employees to work in other countries. We encourage job rotation and mobility across functions, facilities and regions. This practice not only increases the employees’ understanding of how to conduct business in cultures different from their own but also strengthens our leadership skills, global networks and overall knowledge sharing. In 2014, 149 employees worked on international assignments in 19 countries.

HEALTH & SAFETY

In both the marketplace and the workplace, safety is more than an element of our business – it is our business. We will continually strive to protect human health, safety and company assets while maintaining compliance with all applicable regulatory requirements. In 2014, we reinforced our commitment to Health & Safety with the introduction of a global Health & Safety Management System.

NO. OF ASSOCIATES PER REGION
Asia	16,610
Americas	18,931
Europe (incl. Africa, Russia & Turkey)	24,475

Total	60,016

Anna Jacobsson,

Test Manager at Autoliv

Electronics in Linköping.

“At Autoliv Electronics, we develop the next generation of products for active safety. Our solutions contribute to making roads safer and saving lives. As a test manager, I verify that our products meet our customer requirements and high quality standards. At Autoliv, I do have a meaningful work with many development opportunities and great colleagues around the world.”

Superior Global Presence

With operations in 28 countries and one of the broadest customer bases of any automotive supplier, Autoliv has the best global footprint in its industry.

Europe 33% of sales, Americas 34% of sales, Japan 7% of sales, China 16% of sales and Rest of Asia 10% of sales.

Locations and Capabilities

1) Defined as Low Cost Country. 2) Includes headcount in joint ventures.

Our Market and Competitors

Autoliv’s market is expected to grow with a CAGR of around 5% over the next three years.

OUR MARKET is driven by two primary factors: light vehicle production (LVP) and content per vehicle (CPV).

The first growth driver, LVP, has increased at an average annual growth rate of around 3.6% over the past decade despite the cyclical nature of the automotive industry. Over the next five years, LVP is expected to continue to grow to 99 million light vehicles in 2019 from approximately 86 million in 2014, according to IHS. Almost all of this expansion will be in the “Growth Markets”, predominantly China, India, Thailand as well as Indonesia.

Unlike LVP, where Autoliv can target to be on the best-selling platforms, Autoliv can influence the other growth driver of our market, CPV, by continuously developing and introducing new technologies with higher value-added features. Over the long-term, this increases the average safety content per vehicle and has caused the automotive safety market to grow faster than the LVP. A steady flow of new technologies to the market has also enabled Autoliv to outpace the market and increase its market share. For instance, since the start of Autoliv, Inc. in 1997, the Company’s sales have increased at a CAGR of more than 7% compared to 5% for the market of which LVP was 3%.

Historically, the CPV has been driven by passive safety (mainly seatbelt, airbag and steering wheel products) in the developed markets of Western Europe, North America and Japan. Looking ahead, the CPV in these regions will primarily be driven by active safety systems while new passive safety systems such as knee airbags, far-side impact airbags and improved protection for pedestrians and rear-seat occupants are expected to have a modest effect. However, in the Growth Markets, passive safety systems are likely to still be the dominant growth driver for CPV for the next several years. The average CPV in the Growth Markets is slightly more than $200, which is roughly one half of the average in the Developed Markets, which remains close to $400.

Several significant trends will continue to positively influence the overall safety content per vehicle. These include:

1) Evolution of collision avoidance technologies to reduce the enormous cost of traffic accidents and fatalities on the roads, with an industry direction to achieve automated driving and ultimately reaching some form of autonomous driving,

2) Traffic fatalities as a cause of death will almost double to 2.4 million people by 2030, according to the World Health Organization (WHO),

3) Demographic trends of increased safety conscious consumers, aging driver population and higher LVP in the Growth Markets,

4) Government regulations and test rating systems to improve the safety of vehicles in the various markets, for instance the new Euro- NCAP, and

5) Trends toward lighter and alternative fuel vehicles.

MARKET GROWTH BY REGION

Our core global addressable market of passive and active safety, including steering wheels, grew by around 6% to a new record of $25 billion in 2014. This was mostly due to record-high LVP. The other main reasons were above average LVP growth in the developed markets, with high CPV vehicles, and a slightly higher CPV in China.

From 2014 to 2017, LVP is expected to increase with an average growth rate of slightly more than 3% according to IHS. The growth is predominantly expected to come in the Growth Markets where it takes two vehicles to equal the same resulting sales as from one vehicle in the Developed Markets.

Despite this negative CPV mix effect, our core addressable market is expected to grow at a CAGR of approximately 5% over the next three years to about $29 billion, based on the current macro-economic outlook and business awarded.

Most of the increase from $25 billion to $29 billion will be in the Growth Markets, which are expected to increase at a 9% CAGR to $12 billion. This strong growth will be mitigated by an expected decline of the Japanese market of almost 1% per year. This expected geographical mix will result in a favorable effect for Autoliv since our market share in the Growth Markets is roughly one third and increasing, while our market share in Japan is approximately 20%. Looking to the remainder of the Developed Markets, the Western European market is expected to see strong growth of around 7% per year mainly due the rapid development of the active safety market. However, the growth in North America is expected to be more moderate or around 2% per year.

MARKET GROWTH BY PRODUCT

The passive safety market, excluding passive electronics, is expected to grow at a CAGR of a little more than 3% over the next three years with the highest growth rate expected in seatbelts.

This product line is expected to grow at a CAGR of 4% or by $0.9 billion to $7.6 billion. In seatbelts, Autoliv has reached a global market share of approximately 40%, primarily due to being the technology leader with several important innovations such as pretensioners and load limiters. Our strong market position is also a reflection of our superior global footprint. Seatbelts are the primary life-saving safety product and are also an important requirement in low-end vehicles for the Growth Markets. This provides us with an excellent opportunity to benefit from the expected growth in this segment of the market.

The market for airbags, where Autoliv has a market share of around 39%, is expected to grow at an annual rate of 2% to $11 billion. The lower growth rate than seatbelts is related to the dilutive effect from new low-end vehicles in the Growth Markets, with relatively low installation rates for airbags.

Our steering wheel market is expected to increase by roughly 4%, to $3.0 billion in 2017, which is approximately 1 percentage point higher than the underlying LVP. This growth is a result of the trend towards higher-value steering wheels with leather and additional features.

The passive safety electronics market is expected to grow by 4% annually. Our market share in passive safety electronics has more than doubled over the last decade to around 22%. Our latest electronic control unit (ECU) for airbags is very competitive as it integrates active and passive safety (see page 21 in the Annual Report).

Our newest core market, active safety (radar, night vision and front-view cameras), is expected to grow at a rate of 26%, essentially doubling in size to $3.9 billion by 2017. Through acquisitions and technology partnerships with our customers, Autoliv holds a leading market position in our active safety market with a share of 20-25%.

In addition to our core addressable in active safety market, brake controls, rear-view and surround-view cameras could potentially add $13 billion to today’s $2.0 billion active safety market. Autoliv entered the brake control market with a new product offering, the Safety Domain Controller during the first quarter of 2014 and will launch a second contract during 2015.

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

Takata is a family-controlled Japanese company with its shares listed on the Tokyo Stock Exchange. They have their strongest market positions in Japan and North America. During the past years Takata has experienced severe issues related to malfunctioning airbag inflators which is expected to lead to significant costs for them. TRW is currently a U.S. listed company on the New York Stock Exchange, with strong market positions in Europe and North America. During 2014, German private company ZF announced plans to acquire TRW. This transaction is expected to be completed during the first quarter in 2015 when TRW currently plan to be delisted from the stock exchanges.

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

Other passive safety system competitors include Chinese private equity owned KSS, Nihon Plast and Ashimori of Japan, Jinheng of China, Samsong in South Korea and Chris in South America. Collectively, these competitors account for the majority of the remaining 18% global market share in passive safety.

The active safety market remains relatively fragmented with more, larger competitors than in the passive safety market and includes Continental, Bosch, Delphi, Valeo, Gentex, Magna, Hella, TRW, Denso and Panasonic, of which we believe Continental has a strong position today. In algorithms for vision systems, Mobileye currently has a dominant market position. They are both a supplier and a competitor to Autoliv at present. Continental, Bosch and Denso are also major competitors in passive safety electronics.

Our Customers

Due to our technological leadership and superior global footprint, our diversified customer base includes virtually every vehicle manufacturer in the world. This has also allowed us to gain market share with growing customers.

In 2014, OUR TOP FIVE CUSTOMERS represented 52% of sales and the ten largest represented 82%. This reflects the concentration in the automotive industry. The five largest vehicle manufacturers (OEMs) in 2014 accounted for 54% of global light vehicle production (LVP) and the ten largest for 79%.

GM, RENAULT/NISSAN, FORD

General Motors is our largest customer, accounting for 14% of our sales in 2014, while Renault/Nissan and Ford each accounted for 11%. This concentration is partly due to historical relationships since we have cooperated with these OEMs for many years. Autoliv’s strong global presence and our broad product offering also fits these global OEMs very well. Additionally, we have previously acquired assets from Delphi and Visteon, which are spin-offs from GM and Ford, respectively. Autoliv has historically also benefited from the global sourcing initiatives of these customers.

VOLKSWAGEN, TOYOTA

In relation to their share of the global LVP, Autoliv is “under-represented” with Volkswagen and Toyota. In 2014, Volkswagen and Toyota accounted for 12% of the global LVP each, while they accounted for roughly 8% and 5% of our sales, respectively. Historically, TRW has had close relationships with Volkswagen and previously acquired companies that had close ties to Volkswagen. Similarly, Toyota has in-house (“keiretsu”) suppliers like Toyoda Gosei, Tokai Rika and Denso who generally are awarded at least 50% of Toyota’s safety business.

BMW, DAIMLER, VOLVO

BMW, Daimler and Volvo accounted for 14% of our sales combined in 2014, despite the fact that they only accounted for 5% of global LVP. Our relatively high dependence on premium brand OEMs reflects the higher safety content in their vehicles. It is also due to their strong pursuit of new safety innovations to differentiate their new vehicle models, along with Autoliv’s well-established position of being the technology leader in the automotive safety industry.

HYUNDAI/KIA, HONDA

Hyundai/Kia (HKMC) has been one of our fastest growing customers over the last decade. HKMC now represented 9% of our sales versus 4% ten years ago. Our business with Honda has also grown significantly over the last ten years and accounted for 5% of our sales in 2014.

The reason for this strong growth is a combination of the success of these customers in the global LVP market and our long-term investments in their home markets, South Korea and Japan.

FIAT/CHRYSLER, PSA

Chrysler is an important customer for both our active and passive safety systems. At Fiat we have historical been under-represented, however the situation has improved in the last years.

Our dependence on PSA has declined, both as a reflection of our lower market share with them and their lower share of the global LVP market.

CHINESE LOCAL OEMs

Domestic Chinese manufacturers account for approximately 40% of the Chinese LVP, while the global manufacturers make up the rest.

The domestic OEMs’ share of Autoliv’s sales have grown rapidly from almost zero, five years ago, to close to 3% globally, or to 16% in China. Great Wall Motors is our largest domestic customer in China. The local Chinese manufactured cars have a lower than average CPV, explaining the high share of LVP compared to the lower share of our sales. With our strong position with these customers, and an increasing awareness of automotive safety in China, we see great opportunities for growth.

CUSTOMER SALES TRENDS

Asian vehicle producers have steadily become increasingly important to Autoliv, now representing 37% of global sales compared to 24% ten years ago (see graph). Of the Asian OEMs the Japanese today represent 23% of our sales compared to 19% in 2004. This reflects both their increasing share of the global LVP and our increasing share with them.

The D3 (General Motors, Ford and Chrysler) now accounts for 27% of our global sales after a temporary decline to 19% in 2008-2009. This swing primarily reflects their “comeback” after the financial crisis and our acquisition of the Delphi global occupant safety business in 2009-2010.

Our high dependence on European & Other customers has decreased significantly; from around 52% of sales in 2004 to 36% in 2014.

Significant Launches in 2014

Below are the most significant model launches for us by our customers in 2014. A delivery contract is typically for the lifetime of a vehicle model, which is normally between 5 and 7 years.

Our largest customer contract accounts for less than 4% of our sales.

Chrysler 200C: Driver airbag, side airbags, inflatable curtains, seatbelts with pretensioners and radar system.

Baojun 730: Driver airbag with steering wheel, passenger airbag, safety electronics and seatbelts with pretensioners.

Subaru Legacy/Outback: Side airbags and inflatable curtains.

Land Rover Discovery Sport: Driver airbag with steering wheel, passenger airbag, inflatable curtains, side airbags, pedestrian airbag, seatbelts with pretensioners and safety electronics.

Hyundai Sonata: Steering wheel and seatbelts with pretensioners.

Ford F-Series: Side airbags, inflatable curtains and safety electronics.

VW Passat: Driver airbag with steering wheel, passenger airbag, side airbags and active seatbelts with pretensioners.

Mazda 3/Axela: Driver airbag with steering wheel, side airbags, inflatable curtains and safety electronics.

KIA Sorento: Driver airbag, passenger airbag, inflatable curtains, side airbags, safety electronics and seatbelts with pretensioners.

Creating Shareholder Value

By creating customer satisfaction, maintaining tight cost control and developing new products, we generate cash for long-term growth, financial stability and competitive returns to our shareholders.

AUTOLIV HAS ALWAYS had a strong cash flow and cash generation focus. Our operating cash flow has always exceeded capital expenditures (see graph).

On average, operations have generated $784 million in cash per year over the last five years, while our capital expenditures, net have averaged $355 million. Since 1997 the Company has converted approximately 95% of its net income to free cash flow, i.e. cash flow after capital expenditures.

CAPITAL EFFICIENCY IMPROVEMENTS

Autoliv’s strong cash flow reflects both the Company’s earnings performance and improvements in capital efficiency. During 2010-2014, while sales increased by 29%, our average annual capital employed increased by only 14%. Therefore, our capital turnover rate improved by more than 13% to 2.6 times. Whether this trend will continue or not will depend on two competing trends. On one hand, the trend will be driven by continued organic sales growth where our market is expected to grow at a rate of around 5% per year until 2017. Consequently, we should be able to grow our sales and revenues without acquisitions (although we still view acquisitions as a useful mean of accelerating growth). During the last five years, goodwill and other intangibles declined slightly. Since 2010, the trend has been that capital expenditures have exceeded depreciation and amortization due to the need for additional manufacturing capacity in response to the growth of our sales and for vertical integration. This trend will continue in support of the future growth and new inflator replacement businesses. Our strategy for improving fixed asset utilization rate includes plant consolidations, expansion in low-cost countries and global standardization of manufacturing processes.

We will also need additional cash for working capital to support the expected organic sales growth. Our target is that working capital should be below 10% of sales. At the end of 2014, this ratio was 6.4%.

In summary, we still expect to generate strong cash flow, although we may be unable to improve on Autoliv’s already strong capital turnover rate.

CURRENCY EFFECTS

Autoliv is exposed to three types of currency effects that impact Net income and consequently operating cash flow; 1) Transaction effects stemming from purchases and sales in different currencies. We have a net transaction exposure corresponding to approximately 20% of our sales. 2) Revaluation effects stemming from valuation of assets denominated in other currencies than the reporting currency of each unit. 3) Translation effects stemming from the translation of locally reported financial statements into U.S. dollars. We estimate that approximately 75% of our sales are in currencies other than in U.S. dollars.

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

INVESTING IN OPERATIONS

To create long-term shareholder value, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. In Autoliv’s case, our historical pre-tax cost of capital has been approximately 12% before taxes. Autoliv’s return on capital employed has always exceeded this level, except during the financial crisis in 2008-2009. During the last three years, return on capital employed has varied between 21% and 22%, i.e. close to twice the level of cost of capital.

In 2014, $453 million was re-invested in the form of capital expenditures, net. This was almost 64% of the year’s operating cash flow of $713 million. It was also 48% more than depreciation and amortization due to our strong order intake and need for additional manufacturing capacity, primarily in Asia and other growth markets. Another reason for capital expenditures exceeding depreciation is our strategy to increase vertical integration (i.e. the level of in-house component sourcing) as a means to offset the continuous price erosion in our industry.

ACQUISITIONS

In order to accelerate the Company’s growth, we typically use some of the cash flow generated for acquisitions. However, in 2014, there were no major acquisitions or divestitures. This is not indicative of our expected long-term need of cash for acquisitions or our historical acquisition rate. During the last five years, we made acquisitions totaling $169 million.

These acquisitions were made to consolidate our industry, increase our vertical integration and expand into new markets. For instance, during the crisis, we acquired the passive safety assets of Delphi which added annual sales of more than half a billion dollars (for a purchase price of $115 million). We also expanded into a new market by acquiring Tyco’s radar business, which now is one of our core areas in active safety.

SHAREHOLDER RETURNS

Since Autoliv has historically used both dividend payments and share repurchases to create shareholder value, the Company does not have a set dividend policy. Instead, the Board of Directors regularly analyzes which method is most efficient, at each instance, to create shareholder value.

During 2014, the quarterly dividend was increased by $4 cents, or by 8%, to $54 cents. This corresponds to an annualized run rate of $192 million, which is 55% higher than the highest amount paid before the crisis in 2008-2009. In total $200 million or 77% of the year’s free cash flow was used to pay dividends to shareholders.

Historically, the dividend has represented a yield of 2-3% in relation to the Autoliv’s average share price. During 2014, this yield was 2.1%.

We also have the ability to return funds to shareholders using share repurchases. During 2014, the Company repurchased 6.2 million shares. The remaining board authorization is 5.3 million shares.

Repurchases of shares could create more value for shareholders than dividends, if the share price appreciates long-term. For Autoliv this has been the case as the Company’s existing 14.1 million treasury shares have been repurchased at an average cost of $53.07 per share, while the closing price at the end of 2014 was $106.12.

CAPITAL STRUCTURE

Our revised debt limitation policy is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio of around one time and to be within the range of 0.5 and 1.5 times (see page 83 for definitions). In addition to the above, the objective is to provide the Company sufficient flexibility to manage the inherent risks and cyclicality in Autoliv’s business and allow the Company to realize strategic opportunities and fund growth initiatives while creating shareholder value. During 2014 Autoliv has continued to adjust its leverage ratio towards the target through dividend and share repurchases. At December 31, 2014, the Company had a leverage ratio of 0.3 times.

Since December 2013, Autoliv has held an “A- with stable outlook” credit rating by Standard & Poor’s. The headroom between current capital structure and our long-term target range should provide flexibility to make further shareholder returns, opportunistic acquisitions and provide the means for an eventual resolution of the antitrust investigations and related matters, although the financial impact on Autoliv is not yet possible to estimate (see Note 16 to Consolidated Financial Statements included herein).

Share Performance and Shareholder Information

The price of the Autoliv stock recorded a 18% increase in 2014 and set a new all-time record at $108.03 on the New York Stock Exchange and 841.50 SEK on the NASDAQ OMX Nordic in Stockholm.

SHARE PERFORMANCE

On the primary market for the Autoliv securities, the NYSE, Autoliv’s stock increased by 18% to $106.12 during 2014 which compares favorably to the S&P 500 index, which increased 12%, and the S&P 1500 Auto Components Index, that increased by 5% during the same period.

From the beginning of 2010 to the end of 2014, Autoliv’s share price increased by 140% corresponding to an annual increase of 19%. This share performance of Autoliv compares favorably to our peer group as the S&P 1500 Auto Components index increased by 113%. The S&P 500 Index increased by 82% for during the same time period.

The average daily trading volume in Autoliv shares on the NYSE increased by 13% to 559,266 in 2014 from 494,332 in 2013.

STOCKHOLM

In Stockholm, the price of Autoliv Swedish Depository Receipts (SDR) increased by 44% to 837.50 SEK during 2014 compared to a 12% increase in the OMX All Share Index and a 36% increase in the OMX Automotive Index in Sweden.

In Stockholm, the average daily trading volume in Autoliv shares was 254,803 in 2014, virtually unchanged compared to 2013. In 2014, the Autoliv SDR was the 25th most traded security in Stockholm. Of the total exchange trading, the Autoliv stock accounted for 1.3% in 2014 compared to 1.1% during 2013.

In Stockholm, Autoliv’s SDRs are traded on the stock exchange’s list for large market cap companies.

NUMBER OF SHARES

During 2014, the number of shares outstanding decreased by 5.7 million to 88.7 million at year end. The number of shares outstanding decreased due to share repurchases which were re-activated in the fourth quarter 2013 (see Note 13 to Consolidated Financial Statements included herein). The weighted average number of shares outstanding for the full year 2014, assuming dilution, was reduced to 92.4 million from 95.9 million in 2013.

Stock options, if exercised, and granted Restricted Stock Units (RSUs) could increase the number of shares outstanding by 538,825 and 198,285, respectively, which would be a 0.8% increase in the current number of shares outstanding.

In January 2014, the Board of Directors authorized an increase in the Company’s share repurchase program, and 5.3 million shares remain available for repurchase. On December 31, 2014, the Company had 14.1 million treasury shares.

NUMBER OF SHAREHOLDERS

Autoliv estimates that there are around 50,000 beneficial Autoliv owners as of December 31, 2014, of which almost 30% of the Autoliv securities were held in the U.S. and close to 50% in Sweden. Most of the remaining Autoliv securities were held in the U.K., other Nordic countries, Central Europe, Japan and Canada.

On December 31, 2014, Autoliv’s U.S. stock registrar had around 2,000 holders of Autoliv stock, and according to our transfer agent, there were more than 22,000 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to the depository bank in Sweden, there were more than 24,000 holders of record of the Autoliv SDRs of which around 21,000 “street names” of the SDRs. Many of these holders are nominees for other, non-Swedish nominees.

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

Each RSU represents a promise to transfer one of the Company’s shares to the employee after three years of service following the date of grant or upon retirement (see Note 15 to Consolidated Financial Statements included herein).

Autoliv has adopted a Stock Ownership Policy for Executives requiring the Company’s CEO to accumulate and hold Autoliv shares having a value of twice his annual base salary. For other executives, the minimum requirement is, over time, a holding equal to each executive’s annual base salary.

DIVIDENDS

If declared by the Board of Directors, quarterly dividends are usually paid on the first Thursday in the last month of each quarter. The record date is typically two weeks before the payment day and the ex-date (when the stock trades without the right to the dividend) is two days before the record date for the securities and one day for the SDRs.

Quarterly dividends are declared separately by the Board of Directors, announced in press releases and published on Autoliv’s corporate website.

For the Preliminary Dividend Plan 2015, refer to page 88 in the Annual Report.

ANNUAL GENERAL MEETING

Autoliv’s next Annual General Meeting of Stockholders will be held on, May 5, 2015, at The Langham Hotel, Chicago, 330 North Wabash Avenue, Chicago, Illinois, 60611-3586, USA. Stockholders are encouraged to vote on the Internet regardless of whether they plan to attend the meeting.

PUBLIC INFORMATION DISCLOSURE

We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously.

All relevant public information is reported objectively. Information communicated by Investor Relations is authorized by management.

KEY STOCK PRICE DATA
New York	Price ($)	Date
Opening	89.92	Jan 2, 2014
Year high	108.03	Jul 3, 2014
Year low	86.27	Jan 27, 2014
Closing	106.12	Dec 31, 2014
All-time high	108.03	Jul 3, 2014
All-time low	12.33	Mar 6, 2009

Stockholm	Price (SEK)	Date
Opening	583.00	Jan 2, 2014
Year high	841.50	Dec 29, 2014
Year low	554.50	Jan 27, 2014
Closing	837.50	Dec 30, 2014
All-time high	841.50	Dec 29, 2014
All-time low	116.25	Mar 9, 2009

THE LARGEST SHAREHOLDERS
%	No. of Shares	Holder Name1)
8.9	7,862,500	Alecta Pension Insurance Mutual
7.9	6,992,729	Swedbank Robur Fonder AB
6.5	5,751,293	AMF Pensionforsakring AB
4.7	4,126,603	Nordea Investment Funds
3.0	2,630,685	Henderson Investment Funds
0.4	310,598	Management/Directors as a group2)
100.0	88,726,543	Total December 31, 2014

1) Known to the Company, out of around 50,000 shareholders. 2) As of February 17, 2015. Includes 76,026 shares issuable upon exercise of options that are exercisable within 60 days, 53,213 shares issuable upon exercise of options not exercisable within 60 days and 70,662 RSUs.

ANALYSTS (28)

US (11)
BARCLAYS	Brian Johnson
BUCKINGHAM RESEARCH	Joseph Amaturo
CITIGROUP	Itay Michaeli
DEUTSCHE BANK	Rod Lache
KEYBANC	Brett Hoselton

MORGAN STANLEY	Ravi Shanker
RBC CAPITAL MARKETS	Joseph Spak
RW BAIRD	David Leiker
SIG	Matthew Stover

SWEDEN (10)
ABG SUNDAL COLLIER	Olof Cederholm
CARNEGIE	Agnieszka Vilela
DANSKE BANK	Björn Enarson
DNB	Christer Magnergård
HANDELSBANKEN	Hampus Engellau
NORDEA EQUITIES	Erik Golrang
PARETO OHMAN	David Jacobson
PENSER	Johan Dahl
SEB ENSKILDA SECURITIES	Anders Trapp
SWEDBANK	Fredrik Nilhov

UK (5)
BANK OF AMERICA MERRILL LYNCH	Sheila Weekes
CREDIT SUISSE	Alexander Haissl
EXANE BNP PARIBAS	Edoardo Spina

FRANCE (2)
CHEUVREUX KEPLER	Thomas Besson
SOCIETE GENERALE	Philippe Barrier

SHARE PRICE AND DIVIDENDS
	New York (US$)			Stockholm (SEK)			Dividend	Dividend
PERIOD	High	Low	Close	High	Low	Close	declared	paid
Q1 2014	100.84	86.27	100.35	653.00	554.50	653.00	$0.52	$0.52
Q2 2014	107.92	99.39	106.58	719.00	653.00	715.00	$0.54	$0.52
Q3 2014	108.03	91.92	91.92	743.50	671.50	671.50	$0.54	$0.54
Q4 2014	107.92	88.00	106.12	841.50	638.00	837.50	$0.54	$0.54

Q1 2013	69.58	64.13	69.14	448.80	409.00	448.80	$0.50	$0.50
Q2 2013	80.04	66.47	77.39	534.50	428.30	523.00	$0.50	$0.50
Q3 2013	88.80	77.68	87.39	571.50	514.50	563.00	$0.50	$0.50
Q4 2013	94.41	86.70	91.80	615.00	560.00	592.00	$0.52	$0.50

SUSTAINABILITY 2014

Creating Sustainable Value

To achieve sustainable growth and profitability, we recognize that every part of our business needs to be run with responsibility, integrity and operational excellence.

TODAY AROUND 80% of the value of a vehicle is created in the supply-chain, through outsourcing of innovation and production. Safety and fuel-economy standards are strong competitive drivers within the automotive industry. As suppliers we have an opportunity to contribute to the success of our customers. This entails meeting customer expectations on environmental, social and ethical standards in their supply-chain. Most of our major customers are, through regular assessments keeping track of our performance in these areas.

KEEPING PACE WITH GROWTH

Global thinking and local actions is one of our core values. As our Company grows, this principle becomes even more relevant and challenging. Our growth Markets are characterized by very high labor turnover. Although below market average, the turnover rate among Autoliv’s employees in China was 28% in 2014 and in India it was 18%. In such a changing and dynamic environment, we have to uphold a global standard of ethical behavior and integrity, without losing the power of local action and initiative. We need to ensure that all current and new co-workers are aware of and committed to the duties and rights that come with Autoliv employment and we accomplish this through education and communication.

Education is a critical aspect of supporting employees in understanding Company expectations and policies related to our Code. Autoliv requires employee education regarding our Standard of Business Conduct and Ethics (Code of Conduct) to ensure that all employees are aware of, understand, and adhere to the principles that we have established. The goals of the Business Conduct and Ethics Education are to provide a continuing communication channel for compliance matters, to deliver compliance messages to employees, to train and educate employees on their compliance responsibilities, and to support our Code of Conduct and the compliance program. Training is designed to facilitate employees’ understanding of compliance responsibilities and the importance of complying with laws, regulations, and our Code. It is delivered in various ways, including e-learning and face-to-face training.

SPEAK UP

We have a strong culture of communication and sharing of knowledge. At our plants each shift starts with a debriefing where concerns can be raised. We promote “Jidoka” (automation with a human touch) and have a culture where employees are empowered to bring up quality, operational, or any other issues that they observe immediately. The Autoliv Helpline is a multilingual third-party operated whistle blower service, where reports can be made confidentially about any suspected or known violations of law, policies, or other concerns. Reporting is followed up by legal and compliance functions. At Autoliv, we are committed to protecting individuals who make a report or participate in an investigation in good faith. Employees are entitled to voluntarily join associations in accordance with local legislation and rules, although the level of unionization varies significantly throughout our operations. The European Works Council meets with Management twice a year.

BUILDING A SUSTAINABLE INVESTMENT CASE

Our investors are increasingly focused on our ability to create value based on sustainable performance. We welcome this development as it provides us with the opportunity to present a broader view of our Company, revealing new or hidden value drivers. Over the coming years, we aim to further improve our communication in this respect, and strive for an effective integration of environmental, social and governance (ESG) issues that are material for our growth, profitability and risk management.

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

AUTOLIV PRODUCTION SYSTEM PERFORMANCE

Autoliv’s own operations generate modest environmental impact, compared to impacts upstream and downstream in the value chain. The Autoliv Production System (APS) is self-developed and based on the Lean philosophy of resource efficiency. Close to all Autoliv facilities are certified in accordance with ISO14001. We have launched several energy saving programs. Our total energy consumption corresponds to 268,000 metric tons CO2 (using the Greenhouse gas Protocol), which was an increase of 4% from 2013. This is mainly a consequence of expanding production in China and therefore increased quantity of purchased electricity (kWh). Other environmental data, such as water consumption and waste management, is not consolidated on a group-level.

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

Over the last several years our R,D&E has been focused on new materials and adaptions for new types of vehicles. We are now following many of our customers by introducing low weight plastic materials to substitute for steel in our components. The trend towards alternative-fuel vehicles may additionally create new safety challenges and opportunities for Autoliv. When the autonomous driving car trend takes off, there will be a need for very advanced sensor systems. Autonomously driven cars can also be fuel efficient by optimizing the driving under different circumstances and hence have the potential to be more environmentally friendly than conventional cars. Autoliv will have a competitive position in this market.

MEASUREMENTS	2010	2011	2012	2013	2014
Number of supplier audits	51	215	298	341	359
Energy consumption, GWh	666	680	715	771	792
CO2 equivalents metric tons	217,000	230,000	246,000	257,000	268,000
No of plants with zero-injuries	18	19	13	16	16
Injuries/200,000h	1.9	1.7	1.7	1.5	1.3
Code of Conduct training, number of employees	3,360	2,389	49,614	19,115	34,898

Content Financials

PAGE1)

39	Management’s Discussion and Analysis
55	Management’s Report on Internal Control over Financial Reporting
56	Consolidated Statements of Net Income
56	Consolidated Statements of Comprehensive Income
57	Consolidated Balance Sheets
58	Consolidated Statements of Cash Flows
59	Consolidated Statements of Total Equity

PAGE1)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

60	Note 1	Summary of Significant Accounting Policies
63	Note 2	Business Combinations
63	Note 3	Fair Value Measurements
66	Note 4	Income Taxes
67	Note 5	Receivables
67	Note 6	Inventories
68	Note 7	Investments and Other Non-current Assets
68	Note 8	Property, Plant & Equipment
68	Note 9	Goodwill and Intangible Assets
69	Note 10	Restructuring and Other Liabilities
70	Note 11	Product Related Liabilities
70	Note 12	Debt and Credit Agreements
72	Note 13	Shareholders’ Equity
72	Note 14	Supplemental Cash Flow Information
73	Note 15	Stock Incentive Plan
74	Note 16	Contingent Liabilities
76	Note 17	Lease Commitments
76	Note 18	Retirement Plans
80	Note 19	Segment Information
80	Note 20	Earnings Per Share
80	Note 21	Subsequent Events
81	Note 22	Quarterly Financial Data (unaudited)
82		Auditor’s Reports

1) See page in Annual Report.

Important Trends

Autoliv, Inc. (the “Company”) provides advanced safety technology products for the automotive safety market. In the three-year period from 2012-2014 a number of factors have influenced the Company’s operations. The most notable factors have been:

•	Strong LVP growth in China, the world’s largest auto market

•	Rapid growth of active safety market

•	Pricing pressure from customers

•	Significant changes in competitive environment

•	Operational initiatives in support of growth and efficiencies

•	Adjustment of capital structure and long-term financing

	20141)		20131)		20121)
YEARS ENDED DEC. 31 (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported	change	Reported	change	Reported	change
Global light vehicle production (in thousands)	85,559	3%	82,801	4%	79,740	7%
Consolidated net sales	$9,240	5%	$8,803	6%	$8,267	0%
Operating income	$723	(5)%	$761	8%	$705	(21)%
Operating margin, %	7.8	(0.8)pp	8.6	0.1pp	8.5	(2.3)pp
Net income attributable to controlling interest	$468	(4)%	$486	1%	$483	(22)%
Earnings per share, EPS2)	$5.06	(0)%	$5.07	0%	$5.08	(24)%
Net cash provided by operating activities	$713	(15)%	$838	22%	$689	(9)%
Return on capital employed, %	20.5	(1.6)pp	22.1	0.8pp	21.3	(6.2)pp

LVP AND MARKET SHIFTS

The most important driver for Autoliv’s sales is the light vehicle production (LVP). We have seen a shift in this growth driver. LVP accelerated to a year-over-year rate of nearly 7% in 2012 when LVP reached almost 80 million. In 2013, LVP growth continued but at a slower rate of 4%. In 2014, a growth rate of 3% was recorded for the global LVP.

The main markets contributing to the global LVP growth are China, North America and Western Europe. Between 2012 and 2014, Chinese LVP rose by 26% or 4.4 million light vehicles (LVs). China has become the world’s largest LV producing market and is expected to produce about one third of the global light vehicles in 2020. North America increased by 10% or 1.5 million LVs for the same period, upholding a year-over-year growth of around 5% for the period between 2012 and 2014. The growth in North America was evenly spread between the years. In Western Europe, which is an important market for automotive safety, LVP increased by almost 6% or by approximately 0.7 million LVs during the same three-year period, coming from a production level of 12.6 million LVs in 2012 with a minor growth in 2013 followed by an increase of more than 5% in 2014 driven rebound in light sales in the region. However the Western Europe LVP is still over 2.5 million units bellow pre-financial crisis volumes in 2006-2007.

As a result, China’s share of global LVP increased from 22% in 2012 to 25% in 2014, while North America’s share increased from 19% to 20% and Western Europe’s share was kept at 16% of the global LVP both in 2012 and 2014. Virtually all other markets decreased their share of global LV production and showed a decline in LV production ranging from 1% to 12% between 2012 and 2014. South America contracted the most.

These shifts have impacted our market – the global automotive safety market – as the average safety content per vehicle varies between the regions (see Safety Content per Vehicle on page 40 in the Annual Report).

AUTOLIV IS BETTER BALANCED

Autoliv’s regional sales mix continues to be balanced with 33% of sales in Europe, 34% in the Americas and 33% in Asia in 2014, virtually unchanged compared to 32%, 35% and 33%, respectively, in 2012. In Asia, our sales in the important Chinese market have increased to more than 16% of total sales in 2014 from 13% in 2012. The strong position in China is important as it makes the Company well positioned in the world’s largest auto producing market, which is expected to experience continued growth over the next several years.

The balanced regional sales mix has been achieved through: 1) timely investments and strengthening of technical and support capabilities in growth markets and 2) early introduction and execution of our restructuring and capacity alignment activities (see below). We have also made substantial investments in additional manufacturing capacity for vertical integration in China and Thailand, to further improve our competiveness.

In 2014, around 21.6 million light vehicles were produced in China, an increase of 26% from 2012. Due to our strong position both with local Chinese and global vehicle manufactures, our sales have grown by 39% during the same period. For Asia as whole, the effect of the higher production volumes in China was partly offset by lower growth rates for South Korean vehicle manufacturers following many years of strong growth. For additional information on Autoliv’s dependence on certain customers and vehicle models, see page 52 in the Annual Report.

Of the European OEMs both BMW and Daimler stands out, accounting for 5% and 7%, respectively of Autoliv’s sales. This represent more than two times their global market shares and is a result of our strong position within passive safety and to our successful introductions of Active Safety systems in BMW and Daimler vehicles (see below). However, sales to other customers that are more dependent on the European market have continued to decline. This has created a swing in our European customer sales mix that continues to impact our capacity utilization and the profitability of many of our European plants (see more below).

Five years after skyrocketing fuel prices and turmoil in the financial markets, the North American market has recovered to its former size and character, dominated largely by GM, Ford, Toyota, Chrysler, Honda and Nissan.

Autoliv has, during the three year period 2012-2014, been able to out-grow the global LVP almost two times due to strong presence in all regions and an attractive product offering.

ACTIVE SAFETY – THE NEXT CAR INDUSTRY REVOLUTION

In addition to our commitment to enhance passive safety, we are driving the rapid expansion of the market for active safety systems, currently mainly for mid and high-end vehicle models. The active safety market that we address grew by more than 40% during 2014 to $2.0 billion and are expected to continue to grow rapidly.

In Europe, the Euro NCAP continuously updates its test program to include more and more active safety technologies to help the European Union reach its target of cutting road fatalities by 50% by 2020. Also the U.S. National Highway Traffic Safety Administration (NHTSA) plans to ensure that its safety rating program continues to encourage both consumers and automakers to develop and adopt active safety technologies. These actions will help to further drive the market for technologies like Autonomous Emergency Braking, Lane departure warning and Blind spot detection.

To capitalize on the strong growth, we have increased our research, development and engineering (R,D&E) activities related to active safety. From the 2012 level, our overall R,D&E expense, net has been increased by 18% to $536 million, a significant portion of which is for active safety projects. As a result of these undertakings in R,D&E and as a result of our investments in additional manufacturing capacity, sales in active safety grew by 36% in 2012 to $218 million, by 58% in 2013 to $345 million and by 42% in 2014 to $489 million, essentially reaching the $500 million target originally set for 2015.

SAFETY CONTENT PER VEHICLE

In addition to the trend of more active safety systems being introduced, we also see vehicle manufacturers installing more airbags and more advanced seatbelt systems in their vehicles, generally when new models are introduced. Despite these positive worldwide trends, the average global safety content per LV (airbags, seatbelts, steering wheels and related electronics, radar, night vision systems and cameras) remained relatively flat at around $300 during the period 2012-2014. This is due to the fact that growth in global LVP is highly concentrated in markets such as China where the average safety content per vehicle is only approximately $220, which reduces the global average safety content per vehicle.

In addition, there is a negative effect from continued pricing pressure from vehicle manufacturers (see below). However, the safety standards of vehicles are increasing in China, India and other growth markets such as Brazil, partially due to new regulations and crash test rating programs. For instance, Latin America introduced a rating program for crash performance of new vehicles in 2010. Brazil mandated frontal airbags in all new vehicles sold beginning in 2014. In 2014 Global NCAP introduced the first crash test-rating program in India. Also the Indian government has proposed new traffic legalization that would mandate more rigid crash test standards of light vehicles. This could eventually lead to higher installation rates of airbags and more advanced seatbelts.

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

OPERATIONAL INITIATIVES

Despite a general strong demand for premium vehicle models produced in Europe, we have seen a depressed market for many other vehicle models in the volume market segments. This has resulted in uneven capacity utilization in several of our European plants. As a response to this situation, we launched a capacity alignment program in 2012 of $79 million to adapt our footprint. In 2013, we saw further cost saving opportunities and enlarged the program and the costs amounted to $40 million for 2013. Our capacity alignment program was expanded also in 2014 and the costs for the program amounted to $45 million. See also Note 10 to Consolidated Financial Statements included herein for further information on our restructuring activities. The current capacity alignment programs are expected to have a payback period of 2-4 years after cash-out.

In 2014, capital expenditure for the Company was at the high end of the historic range of 4-5%. This was primarily to support further growth and increase the degree of vertical integration in Asia. The Company’s two largest investments to date, the propellant facility in Jiangsu, China and the textile center in Nantong, China, both initiated production during 2014. The Company is adding manufacturing capacity to increase airbag inflator production capacity. This is a result of higher demand for airbag inflators following high number of inflator related recalls of another manufacturers products.

During the year the Company also decided to gradually increase the amount of R,D&E expenditure in active safety in order to meet demand from customers and accelerate the development of future products in this rapidly evolving and competitive market.

PRICE EROSION AND COST CHALLENGES

Pricing pressure is an inherent part of the automotive supplier business. Price reductions are generally higher on newer products with strong volume growth compared to older products, where both the possibilities to re-design the product to reduce costs and market growth are less. Price reductions also depend on the business cycle. For the 2012-2014 period, we estimate the average reduction in our market prices to have been in the range of 2-4% annually. To meet these price reductions we have several programs and actions addressing every item in our cost structure.

For instance, to reduce costs for components from external suppliers, we are continuously optimizing our supply base footprint, consolidating purchase volumes to fewer suppliers, improving productivity in our supply chain, standardizing components and redesigning our products (which also reduces weight and raw material content of our products, further reducing costs). In 2012, raw material prices rose and Autoliv’s commodity costs increased by $6 million. In 2013-2014, raw material commodity costs were reduced resulting in around $35 million lower raw material costs than in the beginning of 2012.

To reduce labor costs while offsetting the price erosion on our products, we continuously implement productivity improvement programs, expand production in LCC and institute restructuring and capacity alignment activities. The productivity improvements in Autoliv’s manufacturing were approximately 6% for every year during the last three-year period. This is well in line with our productivity improvement target of at least 5% per year, which helps us to partly offset the price reductions to our customers. The level of employees in the low cost countries (LCC) has increased to 74% in 2014 from 69% in 2012. These changes, in combination with our restructuring activities and several other actions, were almost enough to offset the market price erosion during the three-year period. As a result, total personal costs in relation to sales were virtually unchanged at 22.4% in 2014 compared to 22.0% in 2012 despite a higher number of engineers and technicians to support investment in R,D&E and vertical integration.

CHANGES IN COMPETITIVE LANDSCAPE

2014 saw significant changes in Autoliv’s competitive landscape. TRW, a key competitor in passive safety, agreed to be acquired by German group ZF Friedrichafen which is expected to result in TRW delisting from the New York Stock Exchange during 2015. The new company will form the third largest automotive supplier globally. The other main competitor in passive safety, Takata, experienced severe issues related to malfunctioning airbag inflators which will lead to significant costs for them. The third largest competitor Key Safety Systems also saw a transfer of ownership during the year, being acquired by a Hong Kong based private equity group. In active safety the IPO of a tier 2 supplier at very high valuations put additional focus on the opportunities and limitations for M&A activities in that market.

ADJUSTING OUR CAPITAL STRUCTURE

Autoliv entered the three-year period 2012-2014 with a net cash position on January 1, 2012 of $92 million. At the end of the period, on December 31, 2014, the Company had a net debt position of $62 million including dividends of $564 million and share repurchases of $764 million over the three year period.

Operations generated $689 million in cash in 2012, $838 million in 2013 and $713 million in 2014, the decrease from 2013 to 2014 was mainly due to $65 million related to the settlement of the U.S. antitrust class actions in the second quarter of 2014 and $74 million in higher capital investments. Capital expenditures, net amounted to $360 million, $379 million and $453 million, respectively.

The declared dividend has been raised eight times since reinstatement in 2010. After the latest declared dividend increase to 54 cents per share, the annualized run rate of $192 million, based on number of shares outstanding at December 31, 2014, is 55% higher than the highest annualized dividend amount paid before the temporary dividend suspension in 2009.

In 2013, the Company began to adjust its capital structure and communicated a revised debt limitation policy which is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio (non-U.S. GAAP measure, see page 54 in the Annual Report) of around 1 time and to be within the range of 0.5 times to 1.5 times.

As part of the adjustment of the capital structure the Company has repurchased shares of common stock. During 2014, 6.2 million shares have been repurchased for approximately $616 million, including commissions. In the fourth quarter of 2013, the Company repurchased 1.6 million shares for approximately $148 million. At December 31, 2014, the remaining approved number of shares authorized by the board of directors for repurchase is 5.3 million shares.

We monitor our capital structure and the financial markets closely and intend to maintain a high level of financial flexibility.

CURRENCY IMPACTS

We are exposed to more than 40 currency pairs, with exposures in excess of $1 million each. We are monitoring the currency exposure but are not hedging any currency flows. Rather we strive to have sales and costs in the same currency to reduce the transaction exposure risk. The total net transaction exposure in 2014 was approximately $2.0 billion or 21% of sales. In 2014, the net currency transaction effect, including revaluation, is estimated to have had a 0.4 percentage points positive impact on our operating margin. Approximately 75% of our sales are denominated in other currencies than U.S. dollars, which is leading to translation effects. In 2014, the translation effect is estimated to have had a 0.1 pp positive impact on the operating margin due to mix.

1) Reported figures impacted by costs for capacity alignments and antitrust matters in 2012-2014 and a non-cash, non-recurring valuation allowance for deferred tax assets in 2013 that impacted net income and EPS. See table on page 41 in the Annual Report “Items affecting comparability” and Notes 4, 10 and 16 of the Notes to the Consolidated Financial Statements included herein. 2) Assuming dilution and net of treasury shares.

ITEMS AFFECTING COMPARABILITY (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported			Adjustments
	2014	2013	2012	20141)	20131, 2)	20121)
Operating income	$723	$761	$705	$(120)	$(47)	$(98)
Operating margin, %	7.8	8.6	8.5	(1.3)	(0.6)	(1.2)
Income before income taxes	$667	$734	$669	$(120)	$(47)	$(98)
Net income	$469	$490	$486	$(80)	$(72)	$(71)
Earnings per share, EPS3)	$5.06	$5.07	$5.08	$(0.87)	$(0.75)	$(0.74)
Net cash provided by operating activities	$713	$838	$689	$(114)	$(27)	$(50)

1) Adjustments for capacity alignments and antitrust matters during 2012-2014. 2) Adjustment for a non-cash, non-recurring valuation allowance for deferred tax assets of $39 on net income and $0.41 on EPS. 3) Assuming dilution and net of treasury shares.

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

The tabular reconciliation below presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

COMPONENTS IN SALES INCREASE/DECREASE (DOLLARS IN MILLIONS)
	China		Japan		RoA1)		Americas		Europe		Total
2014 VS. 2013%		$	%	$	%	$	%	$	%	$	%	$
Organic change	8.2	$115.6	7.7	$53.3	(0.3)	$(3.0)	6.6	$195.2	6.5	$188.2	6.2	$549.3
Currency effects2)	0.1	0.5	(7.8)	(53.9)	1.2	11.2	(1.3)	(39.4)	(1.0)	(30.6)	(1.2)	(112.2)
Acquisitions/divestitures	—	—	—	—	—	—	—	—	—	—	—	—

Reported change	8.3	$116.1	(0.1)	$(0.6)	0.9	$8.2	5.3	$155.8	5.5	$157.6	5.0	$437.1

	China		Japan		RoA1)		Americas		Europe		Total
2013 VS. 2012%		$	%	$	%	$	%	$	%	$	%	$
Organic change	25.7	$281.9	1.1	$8.9	5.6	$46.3	3.4	$96.0	5.4	$143.8	7.0	$576.9
Currency effects2)	2.3	26.0	(18.2)	(151.2)	1.2	10.0	0.3	8.5	3.1	83.1	(0.3)	(23.6)
Acquisitions/divestitures	—	—	—	—	—	—	—	—	(0.6)	(16.6)	(0.2)	(16.6)

Reported change	28.0	$307.9	(17.1)	$(142.3)	6.8	$56.3	3.7	$104.5	7.9	$210.3	6.5	$536.7

1) Rest of Asia. 2) Effects from currency translations.

RECONCILIATION OF “OPERATING WORKING CAPITAL” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2014	2013	2012
Total current assets	$4,136.2	$3,700.4	$3,289.2
Total current liabilities	(2,138.6)	(2,428.5)	(1,849.8)
Working capital	$1,997.6	$1,271.9	$1,439.4
Cash and cash equivalents	(1,529.0)	(1,118.3)	(977.7)
Short-term debt	79.6	339.4	69.8
Derivative (asset) and liability, current	(0.8)	1.1	0.0
Dividends payable	47.9	49.1	47.7

Operating working capital	$595.3	$543.2	$579.2

RECONCILIATION OF “NET DEBT” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2014	2013	2012
Short-term debt	$79.6	$339.4	$69.8
Long-term debt	1,521.2	279.1	562.9
Total debt	$1,600.8	$618.5	$632.7
Cash and cash equivalents	(1,529.0)	(1,118.3)	(977.7)
Debt-related derivatives	(10.0)	(11.5)	(15.8)

Net debt (cash)	$61.8	$(511.3)	$(360.8)

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

NET DEBT (CASH)

As part of efficiently managing the Company’s overall cost of funds, we routinely enter into “debt-related derivatives” (DRD) as part of our debt management.

Creditors and credit rating agencies use net debt adjusted for DRD in their analyses of the Company’s debt and therefore we provide this non-U.S. GAAP measure. DRD are fair value adjustments to the carrying value of the underlying debt. Also included in the DRD is the unamortized fair value adjustment related to discontinued fair value hedges, which will be amortized over the remaining life of the debt. By adjusting for DRD, the total financial liability of net debt (cash) is disclosed without grossing debt up with currency or interest fair values.

ADJUSTED OPERATING MARGIN AND ADJUSTED EARNINGS PER SHARE (EPS)

Adjusted operating margin and adjusted EPS are non-GAAP measures our management uses to evaluate our business, because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that are non-operational or non-recurring in nature, (such as capacity alignments, costs related to antitrust matters and for EPS discrete tax items) and that we do not believe are indicative of our core operating performance and underlying business trends. Adjusted operating margin and adjusted EPS should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, including operating margin and EPS.

RECONCILIATION OF ADJUSTED “OPERATING MARGIN” AND ADJUSTED “EPS”
	Full year 2014			Full year 2013			Full year 2012
	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP
Operating margin, %	9.1	(1.3)	7.8	9.2	(0.6)	8.6	9.7	(1.2)	8.5
Earnings per share, diluted2,3)	$5.93	$(0.87)	$5.06	$5.82	$(0.75)	$5.07	$5.82	$(0.74)	$5.08

1) Capacity alignment and antitrust investigations (including settlements of class actions in the second and third quarter 2014). 2) Adjustments for a noncash, non-recurring valuation allowance for deferred tax assets in both the fourth quarter 2013 and full year 2013 of $39 million on net income and capital employed, and $0.41 on EPS and total parent shareholder equity per share. 3) Assuming dilution and net of treasury shares.

Outlook for 2015

Mainly based on our customer call-offs we expect organic sales for the first quarter of 2015 to grow by around 3% compared to the same quarter of 2014. Currency translations are expected to have a more than 7% negative effect, resulting in a consolidated sales decline of close to 5%. The adjusted operating margin, excluding costs for capacity alignments and antitrust matters, is expected to be around 8%.

The expectation for the full year is for organic sales growth of more than 6%. Consolidated sales are expected to grow by less than 1% as effects from currency translations are expected to be negative by almost 6%. The expectation for the adjusted operating margin is around 9.5%, excluding costs for capacity alignments and antitrust matters.

The recent volatility in the currency markets has led to a heightened uncertainty regarding the potential impact of currencies on the Company’s results.

Our capacity alignment program continues and the Company currently expects the costs for the program to be at least $60 million for the full year 2015.

The projected effective tax rate for the full year 2015 is currently expected to be around 31%, excluding any discrete items, and is subject to change due to any other discrete or nonrecurring events that may occur.

Operational cash flow is expected to remain strong and to be around $0.8 billion excluding any discrete items. Capital expenditures in support of our growth strategy are expected to be 5-6% of sales. Excluding capital expenditures for the inflator replacement business, capital expenditures would have been expected to be 4-5% of sales.

Significant Legal Matters

The Company is subject to ongoing antitrust investigations by governmental authorities as well as related civil litigation in the United States and Canada. For further discussion of these antitrust matters and other legal proceedings see Item 3. Legal Proceedings in our Form 10-K for the year ended December 31, 2014 and Note 16 Contingent Liabilities to the Consolidated Financial Statements included herein.

Year Ended December 31, 2014 Versus 2013

		Component Of Change In Net Sales
	Sales (MUSD)	Reported	Currency effects1)	Organic
Airbags and associated products2)	$5,951	4.7%	(1.1)%	5.8%
Seatbelts and associated products	2,800	1.0%	(1.3)%	2.3%
Active safety products	489	41.9%	(2.7)%	44.6%

Global	$9,240	5.0%	(1.2)%	6.2%

		Component Of Change In Net Sales
	Sales (MUSD)	Reported	Currency effects1)	Organic
Asia	$3,098	4.2%	(1.4)%	5.6%
Whereof: China	1,521	8.3%	0.1%	8.2%
Japan	688	(0.1)%	(7.8)%	7.7%
Rest of Asia	889	0.9%	1.2%	(0.3)%
Americas	3,099	5.3%	(1.3)%	6.6%
Europe	3,043	5.5%	(1.0)%	6.5%

Global	$9,240	5.0%	(1.2)%	6.2%

1) Effects from currency translations. 2) Includes sales of steering wheels, passive safety electronics and inflators.

NET SALES

Consolidated sales increased to $9,240 million from $8,803 million in 2013. Excluding currency effects, the organic sales growth (non-U.S. GAAP measure, see page 42 in the Annual Report) was more than 6%. All regions of the Company showed organic sales growth in 2014.

Sales of airbag products (including steering wheels and passive safety electronics) were favorably impacted by higher volumes of steering wheels, side airbags, knee airbags and safety electronics.

Sales of seatbelt products were particularly strong in Europe and North America. The growth was partly offset by unfavorable model transitions in Asia. The global trend towards more advanced and higher value-added seatbelt systems continued globally.

The strong increase in sales of active safety products (automotive radars, night vision systems and cameras with driver assist systems) resulted from growth in all areas of this business. Sales of radar related products were particularly strong, largely as a result of Mercedes’ further roll-out of Collision Prevention Assist (CPA) across most of its platforms. Sales of vision systems to BMW and increased night vision sales to BMW and Mercedes also contributed to the growth.

In 2014, sales in the Americas represent 34% of total sales, Asia (China, Japan, RoA) 33% and Europe 33%. Sales continue to be balanced across the regions. Growth in 2014 was well distributed with the exception of South America and the Rest of Asia.

Sales from Autoliv’s companies in China grew by more than 8%. Models from Ford, VW, Baojun, Great Wall and Haima particularly contributed to the growth. The Company experienced a slowdown in growth in the second half of 2014 due to low demand for models with high Autoliv content.

Organic sales (non-U.S. GAAP measure, see page 42 in the Annual Report) from Autoliv’s companies in Japan showed strong growth in 2014. This was primarily a result of a favorable model mix, particularly with Mazda and Toyota and specifically for the Nissan/Mitsubishi co-developed Dayz Roox.

Organic sales (non-U.S. GAAP measure, see page 42 in the Annual Report) from Autoliv’s companies in the RoA were essentially flat.

Sales from Autoliv’s companies in the Americas were positively impacted by the ramp up of key launches with high safety content, primarily from Nissan, Jeep, Toyota and Hyundai. In general Japanese OEM’s were strong contributors to the growth.

Sales from Autoliv’s companies in Europe were driven by sales to Mercedes through its continued roll out of CPA across most platforms as well as higher installation rates for blind spot radar. Models from Ford, VW and Land Rover also contributed to the growth.

GROSS PROFIT

Gross profit increased by $99 million in 2014, primarily as a result of the higher sales. Gross margin increased by 0.1pp as a result of the organic sales growth (non-U.S. GAAP measure, see page 42 in the Annual Report), favorable currency effects and raw material savings. These positive effects were offset by our continued investments in production capacity and growth, including vertical integration.

OPERATING INCOME

Operating income decreased by $39 million to $723 million and the operating margin by 0.8pp to 7.8%. This decline in the operating margin was mainly due to the settlements of antitrust related class actions in the United States.

Research, Development and Engineering (R,D&E) net, was $46 million higher due to costs for growth and increased development and engineering costs in active safety.

Costs related to the capacity alignment program were $45 million and costs related to antitrust matters (including settlements of class actions) were $75 million compared to $40 million and $7 million, respectively, in 2013.

INTEREST EXPENSE, NET

Interest expense, net increased by $30 million to $59 million compared to 2013. The increase relates primarily to recent financing (see Note 12 to Consolidated Financial Statements included herein). In addition, during 2014, Autoliv had a net cash position of $260 million on average, compared to $437 million on average in 2013 (see Treasury Activities on page 48 in the Annual Report).

INCOME TAXES

Income before taxes decreased by $67 million to $667 million, mainly due to higher interest expense from the financing completed in 2014. Income tax expense was $198 million compared to $244 million in 2013. In 2014, discrete tax items, net, decreased the tax rate by 0.7pp. The effective tax rate was 29.7% compared to 33.2% for 2013 when discrete tax items net, increased the rate by 4.5pp. See Note 4 to Consolidated Financial Statements included herein.

NET INCOME AND EARNINGS PER SHARE

Net income attributable to controlling interest amounted to $468 million compared to $486 million in 2013.

EPS amounted to $5.06 assuming dilution compared to $5.07 for 2013. EPS assuming dilution was negatively affected by capacity alignments and legal costs by 53 cents, higher interest expense by 23 cents and higher underlying tax rate by 16 cents. These negative effects were offset by higher operating income by 32 cents and lower amount of shares outstanding by 18 cents. In addition, the 2013 EPS was negatively affected by 41 cents from a non-recurring allowance for deferred tax assets.

The weighted average number of shares outstanding assuming dilution decreased to 92.4 million compared to 95.9 million for the full year 2013.

Year Ended December 31, 2013 Versus 2012

			Component Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/divestitures	Currency effects1)	Organic
Airbags and associated products2)	$5,686	5.5%	—	(0.7)%	6.2%
Seatbelts and associated products	2,772	4.4%	(0.6)%	0.5%	4.5%
Active safety products	345	58.0%	—	1.0%	57.0%

Global	$8,803	6.5%	(0.2)%	(0.3)%	7.0%

			Component Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/divestitures	Currency effects1)	Organic
Asia	$2,974	8.1%	—	(4.2)%	12.3%
Whereof: China	1,406	28.0%	—	2.3%	25.7%
Japan	688	(17.1)%	—	(18.2)%	1.1%
Rest of Asia	880	6.8%	—	1.2%	5.6%
Americas	2,943	3.7%	—	0.3%	3.4%
Europe	2,886	7.9%	(0.6)%	3.1%	5.4%

Global	$8,803	6.5%	(0.2)%	(0.3)%	7.0%

1) Effects from currency translations. 2) Includes sales of steering wheels, passive safety electronics and inflators.

NET SALES

Consolidated sales increased to $8,803 million from $8,267 million in 2012. Excluding the effect from a 2012 divestiture and currencies, the organic sales growth (non-U.S. GAAP measure, see page 42 in the Annual Report) was 7%. All areas of the Company showed sales growth for the full year, with sales in China and of active safety products as the two individually most significant contributors. Together these two areas represented 70% of Autoliv’s organic sales growth in 2013.

Sales of airbag products (including steering wheels and passive safety electronics) were favorably impacted by higher volumes of steering wheels, knee air-bags, pedestrian protection airbags and passive safety electronics.

Sales of seatbelt products were particularly strong in China and South -America. The reported sales were negatively affected by 0.6% from the divestiture of -Autoliv Mekan AB in 2012. Additionally, the global trend towards more advanced and higher value-added seatbelt systems continued globally.

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

GROSS PROFIT

Gross profit increased by $58 million, primarily as a result of the higher sales. Gross margin declined by 0.5pp compared to 2012 mainly as a result of a combination of operational inefficiencies in Europe and Brazil, as well as adverse currency effects, primarily from the Japanese Yen, Turkish Lira and Brazilian Real. Lower raw material costs had a positive impact.

OPERATING INCOME

Operating income increased by $56 million to $761 million and the operating margin by 0.1pp to 8.6%. R,D&E net, was $34 million higher due to costs for growth and high engineering costs in active safety. The increase was partly offset by higher engineering income.

Costs for capacity alignments and antitrust matters had a negative impact on the operating margin by 0.6pp in 2013 compared to 1.2pp in 2012 (see Note 16 to Consolidated Financial Statements included herein).

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

INCOME TAXES

Income before taxes increased by $65 million to $734 million, $9 million more than the increase in operating income, mainly due to lower interest expense, net. Income tax expense was $244 million compared to $183 million in 2012. In 2013, discrete tax items, net of $33 million increased the rate by 4.5pp. The effective tax rate was 33.2% compared to 27.4% for 2012 when discrete tax items, net reduced the rate by 0.6pp. See Note 4 to Consolidated Financial Statements included herein.

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

Cash provided by operating activities was $713 million in 2014, $838 million in 2013 and $689 million in 2012.

While management of cash and debt is important to the overall business, it is not part of the operational management’s day-to-day responsibilities. We there-fore focus on operationally derived working capital and have set a policy that the operating working capital should not exceed 10% of the last 12-month net sales.

At December 31, 2014, operating working capital (non-U.S. GAAP measure see page 42 in the Annual Report) stood at $595 million corresponding to 6.4% of net sales compared to $543 million and 6.2%, respectively, at December 31, 2013. This ratio was reduced by 0.9pp in 2014 and by 1.0pp in 2013 by provisions for capacity alignment and other restructuring charges, and favorably impacted by 0.9pp and 1.0pp, respectively, from the sale of receivables and discounting of notes totaling $79 million in 2014 and $93 million in 2013 (see “Treasury Activities” on page 48 in the Annual Report).

Days receivables outstanding (see page 83 in the Annual Report for definition) increased to 71 at December 31, 2014 from 70 days on December 31, 2013. Factoring agreements did not have any material effect on days receivables outstanding for 2014, 2013 or 2012.

Days inventory outstanding (definition on page 83 in the Annual Report) increased to 32 at December 31, 2014 from 31 one year earlier.

CAPITAL EXPENDITURES

Cash generated by operating activities continued to sufficiently cover capital expenditures for property, plant and equipment.

Capital expenditures, gross were $456 million in 2014, $386 million in 2013 and $365 million in 2012, corresponding to 4.9%, 4.4% and 4.4% of net sales, respectively.

Capital expenditures, net amounted to $453 million and depreciation and amortization totalled $305 million in 2014 compared to $379 million and $286 million, respectively, for the full year 2013.

Capital expenditures for 2015 are expected to be 5-6% of sales to support our growth strategy. Excluding capital expenditures for the inflator replacement business, capital expenditures would have been expected to be 4-5% of sales.

During 2014, major investments have been made to increase manufacturing capacity of inflators in Asia and America. The investments to increase inflator manufacturing capacity in Asia has primarily been done in China. In China larger investments also have been done to increase manufacturing capacity for Airbag cushions. Large investments has also been commenced to meet increase of demands in manufacturing of electronic products in all regions. In addition, expansion of five facilities in Europe were commenced for manufacturing of seatbelt, webbing, cushion sewing and steering wheel to meet increase in demand and to support the ongoing restructuring program.

During 2013, construction commenced on three new facilities in China to meet the need of additional manufacturing capacity for webbing manufacturing, cushion fabric weaving and cushion sewing, as well as an expansion of the existing steering wheel facility in China. In addition, major investments were made to increase manufacturing capacity of inflators in all the three regions Americas, Asia and Europe.

During 2012, construction was commenced on a new gas generant facility in China and on an expansion of the existing generant and initiator facilities in North America. These investments will allow us to increase, long-term, our airbag production capacity by up to 30%. In 2012, we also began the extension of our seatbelt assembly plant in Hungary and Autoliv’s technical center in China; completed a new assembly facility for seatbelts in Indonesia; a new steering wheel plant was brought into operations in Romania; and a new seatbelt assembly plant was brought into operations in Russia.

BUSINESS COMBINATIONS, ACQUISITIONS AND DIVESTMENTS

Historically, the Company has made many acquisitions. Generally, we focus on two principal growth areas around our core business with the greatest potential: active safety systems and growth markets.

No business combinations or acquisitions occurred in 2014, 2013 or 2012 although Autoliv did divest Autoliv Mekan AB in 2012, which manufactured seat components, primarily for seats in Volvo vehicles. This non-core subsidiary had sales of SEK 260 million (approximately $33 million) and slightly less than 200 employees.

FINANCING ACTIVITIES

In 2014, cash of $226 million was provided by financing activities. In 2013 and 2012, cash used in financing activities amounted to $318 million and $91 million, respectively. Gross debt increased by $982 million to $1,601 million at December 31, 2014 and decreased by $14 million to $619 million at December 31, 2013. In 2014, the Company repurchased common shares amounting to $616 million, see Note 13 to Consolidated Financial Statements included herein. Cash and cash equivalents increased by $411 million to $1,529 million in 2014 and by $141 million to $1,118 million in 2013.

The Company’s net cash (non-U.S. GAAP measure see page 42 in the Annual Report) position decreased by $573 million to a net debt position of $62 million at December 31, 2014. During 2013, net cash increased by $151 million to $511 million at December 31, 2013.

FOREIGN EARNINGS

Substantially all of the Company’s non-U.S. earnings are permanently reinvested outside the U.S. The permanently reinvested earnings are, therefore, not planned to be repatriated to the U.S. and are not necessary to fund our U.S. operations or requirements. The U.S. companies have sufficient liquidity to finance all currently projected funding needs in the U.S. for the foreseeable future. Total cash and cash equivalents as of December 31, 2014 was $1.5 billion, whereof $1.0 billion was in the U.S.

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

PENSION ARRANGEMENTS

The Company has defined benefit pension plans covering nearly half of the U.S. employees. The Company froze participation in the U.S. plans to exclude employees hired after December 31, 2003. Many of the Company’s non-U.S. employees are also covered by pension arrangements.

At December 31, 2014, the Company’s pension liability (i.e. the actual funded status) for its U.S. and non-U.S. plans was $233 million and $147 million one year earlier. The plans had a net unamortized actuarial loss of $161 million recorded in Accumulated Other Comprehensive (Loss) Income in the Consolidated Statement of Equity at December 31, 2014, compared to $76 million at December 31, 2013. The amortization of this loss is expected to be $10 million in 2015.

The liability increase in 2014 of $85 million was mainly due to a decrease in the discount rate for all plans and changes in mortality assumptions for the U.S. plans, offset by foreign currency translation of the non-U.S. plans and increase in fair value of U.S. and non-U.S. plan assets. The liability decrease in 2013 of $108 million was mainly due to an increase in the discount rate for the U.S. plans and contributions of $50 million.

Pension expense associated with the defined benefit plans was $25 million in 2014, $40 million in 2013 and $36 million in 2012 and is expected to be $33 million in 2015. The decrease in pension expense associated with the defined benefit plans in 2014 of $15 million was mainly due to a prior year increase in discount rates. The increase in pension expense associated with the defined benefit plans in 2013 of $4 million was mainly due to a prior year decrease in discount rates. The increase in pension expense associated with the defined benefit plans in 2012 of $3 million was mainly due to a $7 million increase in the U.S. plans as a result of the decrease in discount rate, offset by a decrease in Japan due to the Japanese plan conversion in 2011.

The Company contributed $16 million to its defined benefit plans in 2014, $50 million in 2013 and $19 million in 2012. The increase in defined benefit plan contributions in 2013 was mainly due to an unscheduled voluntary contribution of $35 million to a U.S. pension plan in the fourth quarter. The Company expects to contribute $14 million to these plans in 2015 and is currently projecting a yearly funding at approximately the same level in the subsequent years.

For further information about retirement plans see Note 18 to Consolidated Financial Statements included herein.

SHAREHOLDER RETURNS

Total cash dividends paid were $195 million in 2014, $191 million in 2013 and $178 million in 2012. The Company has raised the dividend from 40 cents per share in 2011 to 54 cents per share in 2014, see table below. The Board of Directors has declared a dividend of 54 cents per share for the first quarter and 56 cents per share for the second quarter of 2015. The annualized dividend amount of $192 million, is based on 54 cents per share and the number of shares outstanding at December 31, 2014.

During the fourth quarter 2013, the Company reactivated its share repurchase program and repurchased 1.6 million shares for cash of $148 million, including commissions. During 2014, the Company repurchased 6.2 million shares for cash of $616 million, including commissions. In total, Autoliv has repurchased 42.2 million shares between May 2000 and December 2014 for cash of $2,237.0 million, including commissions. The maximum number of shares that are available to be purchased under the stock repurchase program at December 31, 2014 is 5.3 million. There is no expiration date for the share repurchase authorization in order to provide management flexibility in the Company’s share repurchases. For further information see Note 13 to Consolidated Financial Statements included herein.

DIVIDENDS PAID	2011	2012	2013	2014	2015
1st Quarter	$0.40	$0.45	$0.50	$0.52	$0.54	1)
2nd Quarter	$0.43	$0.47	$0.50	$0.52	$0.56	1)
3rd Quarter	$0.45	$0.47	$0.50	$0.54
4th Quarter	$0.45	$0.50	$0.50	$0.54

1) Declared.

EQUITY

During 2014, total equity decreased by 14% or $558 million to $3,442 million. Equity was reduced by $616 million due to share repurchases, $205 million due to negative currency effects, close to $199 million due to dividends and by $49 million due to changes in pension liabilities. These unfavorable effects were offset by net income of $469 million and a $41 million effect from the issuance of shares and other effects related to stock compensation.

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

IMPACT OF INFLATION

Inflation has generally not had a significant impact on the Company’s financial position or results of operations. The impact of raw material prices in 2013 and 2014 was positive by $23 million and $19 million, respectively. For 2015, we currently expect a favorable impact of more than $30 million from declining raw material prices.

Changes in most raw material prices affect the Company with a time lag, which is usually three to six months for most materials (see “Component Costs” on page 51 in the Annual Report).

In many growth markets, inflation is relatively high, especially labor inflation. We have managed to offset this negative effect mainly by labor productivity improvements. However, no assurance can be given that this will continue to be possible going forward.

PERSONNEL

During the past three years, total headcount (permanent employees and temporary personnel) has risen by 25% from the beginning of 2012 to 60,000 in 2014. This reflects the rebound in the cyclical automotive business as well as the combined effect of long-term growth of global LVP, strong demand for safer vehicles and Autoliv’s market share gains, which all drive the need for additional manufacturing personnel.

During 2014 and 2013, headcount increased by 3,500 and 5,500, respectively, with no impact from acquisitions or divestitures. During 2012, headcount increased by 3,000 despite a decrease of 200 due to divestitures and no impact from acquisitions. Excluding acquisitions and divestitures, headcount increased by 6% during 2014, 11% during 2013 and 7% during 2012, which should be compared to increases in organic sales of 6%, 7% and 4% for the same years. During 2014 and 2013, Autoliv’s vertical integration and manufacturing in low-cost-countries (LCC) increased as a means to offset price erosion in the automotive industry which caused headcount to increase faster than sales.

At the end of 2014, 74% of total headcount was in LCC compared to 66% at the beginning of 2012. Furthermore, 72% of total headcount at December 31, 2014 was direct workers in manufacturing compared to 71% at the beginning of 2012, while 15% of total headcount at December 31, 2014 were temporaries, compared to 20% at the beginning of 2012.

Compensation to directors and executive officers is reported, as is customary for U.S. public companies, in Autoliv’s proxy statement, which will be available to shareholders in March 2015.

Treasury Activities

CREDIT FACILITIES

In April 2012, Autoliv extended essentially all of its $1.1 billion Revolving Credit Facility (RCF) from April 2016 to April 2017 with unchanged terms and conditions. The RCF was refinanced in 2011 and is syndicated among 13 banks, has a margin of 0.45% on the applicable LIBOR or IBOR when utilized, given the rating of A- from Standard & Poor’s at December 31, 2014. In November 2012, a U.S. private placement note of $110 million matured, which had a fixed interest rate of 5.6%. A fixed-rate note was issued in December 2012 of 350 million SEK ($45 million equivalent). This 5-year note matures in December 2017 and carries a fixed interest rate of 2.49%. The remainder of EIB’s commitment was cancelled in December 2012.

In 2013, Autoliv extended essentially all of its $1.1 billion RCF from April 2017 to April 2018 with unchanged terms and conditions. In July 2013, Autoliv AB, entered into an 18-month financing commitment agreement with EIB, giving- Autoliv AB access to a loan of €200 million ($244 million equivalent).

In 2014, the Company issued and sold $1.25 billion of long-term debt securities in a U.S. Private Placement pursuant to a Note Purchase and Guaranty Agreement dated April 23, 2014, by and among Autoliv ASP Inc., the Company and the purchasers listed therein. The senior notes have an average interest rate of 3.84%, and consist of: $208 million aggregate principal amount of 5-year senior notes with an interest rate of 2.84%; $275 million aggregate principal amount of 7-year senior notes with an interest rate of 3.51%; $297 million aggregate principal amount of 10-year senior notes with an interest rate of 4.09%; $285 million aggregate principal amount of 12-year senior notes with an interest rate of 4.24%; and $185 million aggregate principal amount of 15-year senior notes with an interest rate of 4.44%. In January 2015, Autoliv AB amended the financing commitment agreement with EIB to extend the facility for a 12-month period until January 2016.

At December 31, 2014, Autoliv’s unutilized long-term credit facilities were $1.3 billion, represented by the RCF and the EIB credit facility. Neither of these facilities are subject to any financial covenants nor is any other substantial financing of Autoliv. The Company had a net debt position at year end 2014 of $62 million and had a net cash position at year end 2013 of $511 million. See Note 12 to Consolidated Financial Statements included herein for additional information.

During 2014 and 2013, the Company sold receivables and discounted notes related to selected customers. These factoring arrangements increase cash while reducing accounts receivable and customer risks. At December 31, 2014, the Company had received $79 million for sold receivables without recourse and discounted notes with a discount of $2 million during the year, compared to $93 million at year end 2013 with a discount of $2 million recorded in Other non-operating items, net.

Autoliv’s long-term credit rating from Standard and Poor’s was upgraded from BBB+ to A- with stable outlook in December 2013. Autoliv’s credit rating is in line with its objective of maintaining a strong investment grade rating.

EQUITY AND EQUITY UNITS

In March 2009, the Company sold approximately 14.7 million treasury shares at $16.00 and 6.6 million equity units at $25.00, which generated net proceeds of $377 million.

Originally, the face value of the debt related to the equity units amounted to $165 million, and the number of shares that would have been issued as a result of the equity units was between 8.6 million and 10.3 million. In 2010, Autoliv conducted various accelerated exchange transactions that reduced our debt by $54 million and increased equity by $57 million. The Company also recorded a debt extinguishment cost of $12 million related to these exchanges, but the transaction saved $16 million in interest expense through April 2012.

In March 2012, Autoliv completed the remarketing of the senior notes and the coupon on the notes was reset to 3.854% with a yield of 2.875% per annum. On April 30, 2012, Autoliv settled the purchase contracts underlying the 4,250,920 outstanding equity units by issuing approximately 5.8 million shares of common stock in exchange for approximately $106 million in cash. Following the settlement of the purchase contracts no equity units were outstanding. On April 30, 2014, the remarketed $106 million senior notes matured and are therefore no longer outstanding.

For dilution effects from these transactions, see “Number of Shares” below. For an additional description of our equity units, see Note 13 to Consolidated Financial Statements included herein.

NUMBER OF SHARES

At December 31, 2014, 88.7 million shares were outstanding (net of 14.1 million treasury shares), a 6% decrease from 94.4 million one year earlier mainly due to the share repurchase program, see below.

Due to the settlement of the remaining equity units, the number of shares outstanding increased on April 30, 2012 by 5.8 million. The number of shares out-standing is expected to further increase by 0.7 million when all Restricted Stock Units (RSU) vest and if all stock options to key employees are exercised, see Note 15 to Consolidated Financial Statements included herein.

For calculating earnings per share assuming dilution, Autoliv follows the Treasury Stock Method. As a result, the dilutive effect from the equity units varied with the price of Autoliv’s shares during 2012. For 2012, 1.3 million shares were included in the dilutive weighted average share amount related to the equity units. Due to the settlement in April 2012 there is no effect in 2013 and 2014, see Note 20 to Consolidated Financial Statements included herein.

During the fourth quarter of 2013, the Company reactivated its previously established share repurchase program. The maximum number of shares that may yet be purchased under the stock repurchase program amount to 5.3 million shares at December 31, 2014. In total, Autoliv has repurchased 42.2 million shares between May 2000 and December 2014 for cash of $2,237.0 million, including commissions. The average cost per share for all repurchased shares to date is $53.07. Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the repurchase program in order to provide management flexibility in the Company’s share repurchases.

Contractual Obligations and Commitments

AGGREGATE CONTRACTUAL OBLIGATIONS1) (DOLLARS IN MILLIONS)	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD2)	$1,591	$79	$202	$268	$1,042
Fixed-interest obligations including DRD2)	485	59	113	95	218
Operating lease obligations	115	38	44	23	10
Pension contribution requirements3)	14	14	—	—	—
Other non-current liabilities reflected on the balance sheet	22	—	15	3	4

Total	$2,227	$190	$374	$389	$1,274

1) Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions. 2) Debt-Related Derivatives (DRD), see Note 12 to the Consolidated Financial Statements included herein. 3) Expected contributions for funded and unfunded defined benefit plans exclude payments beyond 2015.

Contractual obligations include debt, lease and purchase obligations that are enforceable and legally binding on the Company. Non-controlling interest and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10 to Consolidated Financial Statements included herein.

Debt obligations including Debt-Related Derivatives (DRD): For material contractual provisions, see Note 12 to Consolidated Financial Statements included herein. The debt obligations include capital lease obligations, which mainly relate to property and plants in Europe, as well as the impact of revaluation to fair value.

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2014, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

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

In 2015, the expected contribution to all plans, including direct payments to retirees, is $14 million, of which the major contribution is $7 million for our U.S. pension plans. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements, and therefore the above excludes payments beyond 2015. We may elect to make contributions in excess of the minimum funding requirements for the U.S. plans in response to investment performance and changes in interest rates, or when we believe that it is financially advantageous to do so and based on other capital requirements.

Excluded from the above are expected contributions of $1 million due in 2015 with respect to our other post-employment benefit (OPEB) plans, which represents the expected benefit payments to participants as costs are incurred. See Note 18 to Consolidated Financial Statements included herein.

Other non-current liabilities reflected on the balance sheet: These consist mainly of local governmental liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Accounting Policies

NEW ACCOUNTING PRONOUNCEMENTS

The Company has evaluated all applicable recently issued accounting guidance. None of these recently issued pronouncements have had, or are expected to have, a significant impact on the Company’s future Consolidated Financial Statements. See page 62 in the Annual Report for additional information.

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

INVENTORY RESERVES

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

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2012-2014. See “Goodwill and Intangible Assets” in Note 1 to Consolidated Financial Statements included herein.

RECALL PROVISIONS

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

DEFINED BENEFIT PENSION PLANS

The Company has defined benefit pension plans in thirteen countries. The most significant plans exist in the U.S. These plans represent 60% of the Company’s total pension benefit obligation. See Note 18 to Consolidated Financial Statements included herein.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2014 pension expense were a discount rate of 5.00%, expected rate of increase in compensation levels of 3.50%, and an expected long-term rate of return on plan assets of 7.08%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2014 were a discount rate of 4.00% and an expected age-based rate of increase in compensation levels of 3.50%. The discount rate for the U.S. plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local markets. At December 31, 2014, 54% of the U.S. plan assets were invested in equities, which is in line with the target of 55%.

The table below illustrates the sensitivity of the U.S. net periodic benefit cost and projected U.S. benefit obligation to a 1pp change in the discount rate, decrease in return on plan assets and increase in compensation levels for the U.S plans (in millions). The use of actuarial assumptions is an area of managements estimate.

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

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters. See Note 16 to the Consolidated Financial Statements included herein and Item 3 – “Legal Proceedings” in our Form 10-K for the year ended December 31, 2014.

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

Assumption (in millions)	Change	2015 net periodic benefit cost (decrease)	2014 projected benefit obligation increase (decrease)
Discount rate	1pp increase	$(3)	$(64)
	1pp decrease	$6	$85
Compensation levels	1pp increase	$3	$27
Return on plan assets	1pp decrease	$2	n/a

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

Operational Risks

LIGHT VEHICLE PRODUCTION

Since nearly 30% of Autoliv’s costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in the Company’s plants and are, there-fore, sales dependent.

Global LVP is an indicator of the Company’s sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company’s sales are split over several hundred contracts covering approximately 1,400 vehicle models which generally moderates the effect of changes in vehicle demand of individual countries and regions or stops in production, due to, for instance, natural disasters. The risk in fluctuating sales has also been mitigated by Autoliv’s rapid expansion in Asia and other growth markets, which has reduced the Company’s former high dependence on Europe from more than 50% of sales to a diversified mix with Europe, the Americas and Asia each accounting for about one third of 2014 sales.

It is also the Company’s strategy to reduce this risk in fluctuating sales by using a high number of temporary employees instead of permanent employees. During 2012-2014, the level of temporary personnel in relation to total headcount varied between 15% and 20%.

However, when there is a dramatic reduction in the production of vehicle models supplied by the Company such as occurred during the financial crisis in 2008 and 2009 and during 2012 when Western European LVP declined by 8% followed by a flat development in 2013, it takes time to reduce the level of permanent employees and even longer to reduce fixed production capacity. As a result, our sales and margins could drop significantly and materially impact earnings and cash flow. Therefore, it is our strategy to have a strong financial position and high level of manufacturing in low-cost countries where more flexible labor-intensive production lines can be used than highly automated lines with fixed costs in high-cost countries.

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

COMPONENT COSTS

Changes in these component costs and raw material prices could have a major impact on margins, since the cost of direct materials is approximately 54.3% of sales.

Autoliv does not generally buy raw materials, but rather purchases manufactured components (such as stamped steel parts and sewn airbag cushions). In spite of this, raw material price changes in Autoliv’s supply chain could have a major impact on our profitability since approximately 50% of the Company’s component costs (corresponding to 27% of net sales) are comprised of raw materials. The remaining 50% are value added by the supply chain.

Currently, 34% of the raw material cost (or 17% of net sales) is based on steel prices; 31% on oil based prices (i.e. nylon, polyester and engineering plastics) (15% of net sales); 17% on electronic components, such as circuit boards (9% of net sales); and 7% on zinc, aluminum and other non-ferrous metals (3% of net sales).

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

LEGAL

The Company is involved from time to time in regulatory, commercial and contractual legal proceedings that may be significant, and the Company’s business may suffer as a result of adverse outcomes of current or future legal proceedings. These claims may include, without limitation, commercial or contractual disputes, including disputes with the Company’s suppliers and customers, intellectual property matters, regulatory matters and governmental investigations, personal injury claims, environmental issues, tax and customs matters, and employment matters.

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

No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company’s profitability and consolidated financial position or that reserves or insurance will mitigate such impact. See Note 16 Contingent Liabilities to the Consolidated Financial Statements included herein and Item 3 – “Legal Proceedings” in our Form 10-K for the year ended December 31, 2014.

PRODUCT WARRANTY AND RECALLS

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected, we may face warranty and recall claims. If such actual or alleged failure results in bodily injury and/or property damage, we may in addition face product liability and other claims. The Company may experience material warranty, recall or product liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may also be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis. Any one or more quality, warranty or other recall issue(s) (also the ones affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company’s operations, such as a temporary or prolonged suspension of new orders or the Company’s ability to bid for new business.

In addition, there is a risk that the number of vehicles affected by a failure or defect will increase significantly (as would the Company’s costs), since our products more frequently use global designs and are increasingly based on or utilize the same or similar parts, components or solutions.

A warranty, recall or a product liability claim brought against the Company in excess of the Company’s insurance may have a material adverse effect on its business and/or financial results. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. Additionally, a customer may not allow us to bid for expiring or new business until certain remedial steps have been taken. Accordingly, the future costs of warranty claims by the Company’s customers may be material. We believe our established reserves are adequate to cover potential warranty settlements typically seen in our business.

The Company’s warranty reserves are based upon management’s best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when we believe it is appropriate to do so. However, the final amounts determined to be due could differ materially from the Company’s recorded estimates.

The Company’s strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy (see page 8 in the Annual Report). In addition, the Company carries product-liability and product-recall insurance at levels that management believes are generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Management’s decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

ENVIRONMENTAL

Most of the Company’s manufacturing processes consist of the assembly of components. As a result, the environmental impact from the Company’s plants is generally modest. While the Company’s businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. Therefore, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. To reduce environmental risk, the Company has implemented an environmental management system and has adopted an environmental policy (see corporate website -www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

However, environmental requirements are complex and are generally becoming more stringent over time. Accordingly, there can be no assurance that these requirements will not change in the future, or that we will at all times be in compliance with all such requirements and regulations, despite our intention to be. The Company may also find itself subject, possibly due to changes in legislation or other regulation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired. Such liability could be based on activities which are not at all related to the Company’s current activities.

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

DEPENDENCE ON CUSTOMERS

In 2014 the five largest vehicle manufacturers account for 54% of global LVP and the ten largest manufacturers for 79%.

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power.

In 2014, the Company’s five largest customers accounted for 52% of revenues and the ten largest customers for 82% of revenues. For a list of the largest customers, see Note 19 to the Consolidated Financial Statements on page 80 in the Annual Report.

Our largest customer contract accounted for less than 4% of sales in 2014.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform) and although the customer base has become more balanced and diversified as a result of Autoliv’s significant expansion in China and other rapidly-growing markets, the loss of all business from a major customer (whether by a cancellation of existing contracts or not awarding us new business), the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on the Company. In addition, a quality issue, shortcomings in our service to a customer or un-competitive prices or products could result in the customer not awarding us new business, which will gradually have a negative impact on our sales when current contracts start to expire.

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

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active safety (see page 18 in the Annual Report).

PATENTS AND PROPRIETARY TECHNOLOGY

The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2014, the Company held more than 6,600 patents. These patents expire on various dates during the period from 2015 to 2034. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

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

The Board of Directors monitors compliance with the financial risk policy on an on-going basis.

CURRENCY RISKS

1. Transaction Exposure and Revaluation effects

Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency. Revaluation effects come from valuation of assets denominated in other currencies than the reporting currency of each unit.

The Company’s gross transaction exposure forecasted for 2015 is approximately $2.7 billion. A part of the currency flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $2.1 billion per year. In the four largest net exposures, Autoliv expects to sell U.S. dollars against the Mexican Peso (17% of total net exposure), Euros against the Swedish Krona (17% of total net exposure), U.S. dollars against Korean won (8% of total net exposure) and buy Euros against the Chinese Renminbi (8% of total net exposure). Together these currencies are expected to account for almost 49% of the Company’s net currency transaction exposure.

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

2. Translation Exposure in the Income Statement and Balance sheet

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. We estimate that 31% of the Company’s net sales will be denominated in Euro or other European currencies during 2015, while approximately a quarter of net sales is estimated to be denominated in U.S. dollars.

The Company estimates that a 1% increase in the value of the U.S. dollar versus the European currencies will decrease reported U.S. dollar annual net sales in 2015 by $28 million or by 0.3% while operating income for 2015 will decline by approximately 0.3% or by about $2 million, assuming reported corporate average margin.

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

Given the Company’s current capital structure, we estimate that a one-percentage point interest rate increase would reduce net interest expense by approximately $12 million, both in 2015 and 2016. This is based on the capital structure at the end of 2014 when the gross fixed-rate debt was $1,474 million while the Company had a net debt position of $62 million (non-U.S. GAAP measure, see page 42 in the Annual Report).

Fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is the $1.25 billion U.S. private placement notes issued in 2014, the remaining $165 million U.S. private placement notes issued in 2007, and the EIB note issued in December 2012 of SEK 350 million ($45 million equivalent), see Note 12 to Consolidated Financial Statements included herein.

REFINANCING RISK

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

Autoliv’s refinancing risk policy requires the Company to maintain long-term facilities with an average maturity of at least three years (drawn or undrawn) cor-responding to 150% of total net debt (non-U.S. GAAP measure, see page 42 in the Annual Report). Meeting this policy can be achieved by raising long-term debt or debt commitments or by using cash flow to repay debt.

During the past four years, the Company has moved from a net debt position at December 31, 2010 and has been in a net cash position from December 2011 until September 30, 2014. At December 31, 2014, the Company is back in a net debt position of $62 million. In addition to this net debt position, the Company had undrawn long-term debt facilities of $1.3 billion at the end of 2014 with an average remaining life of 3.2 years. Furthermore, the Company has no significant financing with financial covenants (i.e. performance-related restrictions).

DEBT LIMITATION POLICY

To manage the inherent risks and cyclicality in Autoliv’s business, the Company maintains a relatively conservative financial leverage.

Autoliv’s debt limitation policy is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio of around 1 time and to be within the range of 0.5 to 1.5 times.

The Company has had a strong investment grade rating during all periods since the Company was initially rated in 2000 except during February 2009 and July 2010 when the Company’s long-term credit rating was reduced by Standard and Poor’s (S&P) to BBB-. In July 2010, the rating was restored to investment grade, BBB+. In December 2013 Autoliv was upgraded to A- with stable outlook by S&P.

At December 31, 2014, the leverage ratio was 0.3 times. For calculation of leverage ratio, refer to the table below.

CREDIT RISK IN FINANCIAL MARKETS

Credit risk refers to the risk of a financial counterparty being unable to fulfill an agreed-upon obligation.

In the Company’s financial operations, this risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap con-tracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in Autoliv’s financing.

In order to further reduce credit risk, deposits and financial instruments can only be entered into with core banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA rated money market funds as approved by the Company’s Board of Directors. At year end 2014, the Company was compliant with this policy and held $429 million in AAA rated money market funds and $550 million directly in U.S. Treasury Bills.

IMPAIRMENT RISK

Impairment risk refers to the risk that the Company will write down a material amount of its goodwill of approximately $1.6 billion. This risk is assessed, at least, annually in the fourth quarter each year when the Company performs an impairment test. The impairment testing is based on two reporting units: 1) Passive safety systems to which virtually all of the goodwill is related; and 2) Active safety systems with $8 million in goodwill.

The discounted cash flow method is used for determining the fair value of these reporting units. The Company also compares the market value of its equity to the value derived from the discounted cash flow method. However, due to the combined effects of the cyclicality in the automotive industry and the volatility of stock markets, this method is only used as a supplement. The Company has concluded that presently none of its reporting units are “at risk” of failing the good-will impairment test. See also discussion under Goodwill and Intangible Assets in Note 1 to Consolidated Financial Statements included herein.

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

CALCULATION OF LEVERAGE RATIO (DOLLARS IN MILLIONS)

	December 31 2014	December 31 2013
Net debt (cash)1)	$61.8	$(511.3)
Pension liabilities	232.5	147.3
Debt (cash) per the Policy	$294.3	$(364.0)
Income before income taxes	$667.0	$734.0
Plus: Interest expense, net2)	58.6	28.9
Depreciation and amortization of intangibles3)	305.4	286.0
EBITDA per the Policy	$1,031.0	$1,048.9
Leverage ratio4)	0.3	n/a

1) Net debt (cash) is short- and long-term debt and debt-related derivatives less cash and cash equivalents. 2) Interest expense, net is interest expense including cost for extinguishment of debt, if any, less interest income. 3) Including impairment write-offs, if any. 4) Leverage ratio was not applicable in December 2013 due to net cash position.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process de-signed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effective-ness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework).

Based on our assessment, we believe that, as of December 31, 2014, the Company’s internal control over financial reporting is effective.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein, see page 82 in the Annual Report.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “could,” “may,” “likely,” “might,” “will,” “should,” or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words.

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

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in global light vehicle production; fluctuation in vehicle production schedules for which the Company is a supplier; market acceptance of our new products; changes in general -industry market conditions or regional growth or declines; changes in and the successful execution of our capacity alignment, restructuring and cost reduction initiatives discussed herein and the market reaction thereto; loss of business from increased competition; higher raw material, fuel and energy costs; changes in consumer and customer preferences for end products; customer losses; changes in regulatory conditions; customer bankruptcies; consolidations or restructuring; divestiture of customer brands; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; component shortages; costs or difficulties related to the integration of any new or acquired businesses and technologies; continued uncertainty in program awards and performance; the financial results of companies in which Autoliv has made technology investments or joint-venture arrangements; pricing negotiations with customers; our ability to be awarded new business; product liability, warranty and recall claims and investigations and other litigation and customer reactions thereto; higher expenses for our pension and other postretirement benefits including higher funding requirements of our pension plans; work stoppages or other labor issues at our facilities or at the facilities of our customers or suppliers; possible adverse results of pending or future litigation or infringement claims; negative impacts of antitrust investigations or other governmental investigations and associated litigation relating to the conduct of our business; tax assessments by governmental authorities and changes in our effective tax rate; dependence on key personnel; legislative or regulatory changes limiting our business; political conditions; dependence on and relationships with customers and suppliers; and other risks and uncertainties identified in Item 1A “Risk Factors” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 10-K for the year ended December 31, 2014. The Company undertakes no obligation to update publicly or revise any forward-looking statements in light of new information or future events.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update any such statement.

Consolidated Statements of Net Income

		Years ended December 31
(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		2014	2013	2012
Net sales	Note 19	$9,240.5	$8,803.4	$8,266.7
Cost of sales		(7,436.7)	(7,098.8)	(6,620.5)
Gross profit		1,803.8	1,704.6	1,646.2

Selling, general and administrative expenses		(414.9)	(389.9)	(366.7)
Research, development and engineering expenses, net		(535.6)	(489.3)	(455.4)
Amortization of intangibles	Note 9	(16.0)	(20.4)	(20.2)
Other income (expense), net	Notes 10, 16	(114.7)	(43.6)	(98.5)
Operating income		722.6	761.4	705.4

Income from equity method investments		6.9	7.3	8.1
Interest income	Note 12	4.8	3.9	3.4
Interest expense	Note 12	(63.4)	(32.9)	(41.7)
Other non-operating items, net		(3.9)	(5.7)	(6.6)
Income before income taxes		667.0	734.0	668.6

Income tax expense	Note 4	(198.0)	(244.1)	(183.0)
Net income		$469.0	$489.9	$485.6
Less: Net income attributable to non-controlling interest		1.2	4.1	2.5
Net income attributable to controlling interest		$467.8	$485.8	$483.1

Earnings per common share
– basic		$5.08	$5.09	$5.17
– assuming dilution		$5.06	$5.07	$5.08
Weighted average number of shares
– basic		92.1	95.5	93.5
– assuming dilution		92.4	95.9	95.1

Cash dividend per share—declared		$2.14	$2.02	$1.94
Cash dividend per share—paid		$2.12	$2.00	$1.89

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Years ended December 31
(DOLLARS IN MILLIONS)	2014	2013	2012
Net income	$469.0	$489.9	$485.6
Other comprehensive (loss) income before tax:
Change in cumulative translation adjustment	(204.9)	(17.4)	28.1
Net change in unrealized components of defined benefit plans	(71.0)	97.1	(40.6)
Other comprehensive (loss) income, before tax	(275.9)	79.7	(12.5)
Benefit (cost) for taxes related to defined benefit plans	22.0	(38.3)	14.5
Other comprehensive income, net of tax	(253.9)	41.4	2.0

Comprehensive income	215.1	531.3	487.6
Less: Comprehensive income attributable to non-controlling interest	0.8	4.5	2.7
Comprehensive income attributable to controlling interest	$214.3	$526.8	$484.9

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(DOLLARS AND SHARES IN MILLIONS)		2014	2013
Assets
Cash and cash equivalents		$1,529.0	$1,118.3
Receivables, net	Note 5	1,706.3	1,688.0
Inventories, net	Note 6	675.5	661.8
Income tax receivables	Note 4	54.6	56.0
Prepaid expenses		95.4	86.1
Other current assets		75.4	90.2

Total current assets		4,136.2	3,700.4

Property, plant and equipment, net	Note 8	1,390.2	1,336.2
Investments and other non-current assets	Note 7	255.3	259.0
Goodwill	Note 9	1,594.0	1,610.1
Intangible assets, net	Note 9	67.2	77.3

Total assets		$7,442.9	$6,983.0

Liabilities and equity
Short-term debt	Note 12	$79.6	$339.4
Accounts payable		1,091.5	1,199.9
Accrued expenses	Notes 10, 11	720.1	633.9
Income tax payable	Note 4	69.1	74.8
Other current liabilities		178.3	180.5

Total current liabilities		2,138.6	2,428.5

Long-term debt	Note 12	1,521.2	279.1
Pension liability	Note 18	232.5	147.3
Other non-current liabilities		108.5	127.7

Total non-current liabilities		1,862.2	554.1

Commitments and contingencies	Notes 16, 17

Common stock1)		102.8	102.8
Additional paid-in capital		1,329.3	1,329.3
Retained earnings		3,240.0	2,965.9
Accumulated other comprehensive (loss) income		(253.0)	0.5
Treasury stock (14.1 and 8.4 shares, respectively)		(992.0)	(417.2)

Total parent shareholders’ equity		3,427.1	3,981.3

Non-controlling interest		15.0	19.1

Total equity	Note 13	3,442.1	4,000.4

Total liabilities and equity		$7,442.9	$6,983.0

1)	Number of shares: 350 million authorized, 102.8 million issued for both years, and 88.7 and 94.4 million outstanding, net of treasury shares, for 2014 and 2013, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(DOLLARS IN MILLIONS)		2014	2013	2012
Operating activities
Net income		$469.0	$489.9	$485.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		305.4	286.0	273.2
Deferred income taxes		(0.8)	35.2	(31.8)
Undistributed income from equity method investments, net of dividends		(3.4)	(2.7)	(3.3)
Net change in:
Receivables and other assets, gross		(143.1)	(245.5)	(48.4)
Inventories, gross		(69.8)	(63.6)	6.9
Accounts payable and accrued expenses		106.9	299.7	(28.0)
Income taxes		3.3	28.2	(10.6)
Other, net		45.2	10.7	44.9

Net cash provided by operating activities		712.7	837.9	688.5

Investing activities
Expenditures for property, plant and equipment		(456.0)	(385.6)	(365.4)
Proceeds from sale of property, plant and equipment		2.6	6.3	5.0
Acquisition of businesses, net of cash acquired	Note 14	(1.4)	(2.0)	(1.8)
Net proceeds from divestitures	Note 14	2.4	—	5.2
Other		(0.6)	3.9	(1.2)
Net cash used in investing activities		(453.0)	(377.4)	(358.2)

Financing activities
Net (decrease) increase in short-term debt		(252.7)	272.8	(119.8)
Issuance of long-term debt		1,263.0	—	98.5
Repayments and other changes in long-term debt		(1.2)	(277.3)	(9.4)
Dividends paid to non-controlling interest		(4.9)	(3.3)	(0.8)
Dividends paid		(194.9)	(191.0)	(177.6)
Shares repurchased		(616.0)	(147.9)	—
Common stock and purchase contract issue		—	—	106.3
Common stock options exercised	Note 15	32.5	27.0	12.9
Capital contribution from non-controlling interest		—	0.4	—
Other, net		0.5	1.0	(1.4)

Net cash provided by (used in) financing activities		226.3	(318.3)	(91.3)
Effect of exchange rate changes on cash and cash equivalents		(75.3)	(1.6)	(0.5)
Increase in cash and cash equivalents		410.7	140.6	238.5

Cash and cash equivalents at beginning of year		1,118.3	977.7	739.2
Cash and cash equivalents at end of year		$1,529.0	$1,118.3	$977.7

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other com- prehensive (loss) income	Treasury stock	Total parent shareholders’ equity	Non- controlling interest	Total equity1)
Balance at December 31, 2011	102.8	$102.8	$1,472.8	$2,374.6	$(42.3)	$(574.5)	$3,333.4	$15.6	$3,349.0

Comprehensive Income:
Net income				483.1			483.1	2.5	485.6
Foreign currency translation					27.9		27.9	0.2	28.1
Pension liability					(26.1)		(26.1)		(26.1)

Total Comprehensive Income							484.9	2.7	487.6

Common stock incentives2)						20.7	20.7		20.7
Cash dividends declared				(185.2)			(185.2)		(185.2)
Common stock issuance, net			(143.5)			248.3	104.8		104.8
Dividends paid to non-controlling interest on subsidiary shares								(0.8)	(0.8)

Balance at December 31, 2012	102.8	$102.8	$1,329.3	$2,672.5	$(40.5)	$(305.5)	$3,758.6	$17.5	$3,776.1

Comprehensive Income:
Net income				485.8			485.8	4.1	489.9
Foreign currency translation					(17.8)		(17.8)	0.4	(17.4)
Pension liability					58.8		58.8		58.8

Total Comprehensive Income							526.8	4.5	531.3

Common stock incentives2)						36.2	36.2		36.2
Cash dividends declared				(192.4)			(192.4)		(192.4)
Repurchased shares						(147.9)	(147.9)		(147.9)
Dividends paid to non-controlling interest on subsidiary shares								(3.3)	(3.3)
Investment in subsidiary by non-controlling interest								0.4	0.4

Balance at December 31, 2013	102.8	$102.8	$1,329.3	$2,965.9	$0.5	$(417.2)	$3,981.3	$19.1	$4,000.4

Comprehensive Income:
Net income				467.8			467.8	1.2	469.0
Foreign currency translation					(204.5)		(204.5)	(0.4)	(204.9)
Pension liability					(49.0)		(49.0)		(49.0)

Total Comprehensive Income							214.3	0.8	215.1

Common stock incentives2)						41.2	41.2		41.2
Cash dividends declared				(193.7)			(193.7)		(193.7)
Repurchased shares						(616.0)	(616.0)		(616.0)
Dividends paid to non-controlling interest on subsidiary shares								(4.9)	(4.9)

Balance at December 31, 2014	102.8	$102.8	$1,329.3	$3,240.0	$(253.0)	$(992.0)	$3,427.1	$15.0	$3,442.1

1)	See Note 13 for further details – includes tax effects where applicable.
2)	See Notes 1 and 15 for further details – includes tax effects.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NATURE OF OPERATIONS

Through its operating subsidiaries, Autoliv is a supplier of automotive safety systems with a broad range of product offerings, including modules and components for passenger and driver airbags, side airbags, curtain airbags, seatbelts, steering wheels, safety electronics, whiplash protection systems and child seats, as well as active safety systems such as night vision, radar and other vision systems.

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

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported using the equity method of accounting, and therefore does not consolidate. Generally, the Company owns between 20 and 50 percent of such investments.

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

INCOME TAXES

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. In certain circumstances, payments or refunds may extend beyond twelve months, in such cases amounts would be classified as non-current taxes payable or refundable. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. A valuation allowance is recognized if, based on the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. Evaluation of the realizability of deferred tax assets is subject to significant judgment requiring careful consideration of all facts and circumstances. Current and non-current components of deferred tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. If a deferred tax asset or liability is not related to an asset or liability that exists for financial reporting purposes, including deferred tax assets related to carryforwards, the deferred tax asset or liability would be classified based on the expected reversal date of the temporary differences. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

Tax benefits associated with tax positions taken in the Company’s income tax returns are initially recognized and measured in the financial statements when it is more likely than not that those tax positions will be sustained upon examination by the relevant taxing authorities. The Company’s evaluation of its tax bene-fits is based on the probability of the tax position being upheld if challenged by the taxing authorities (including through negotiation, appeals, settlement and litigation). Whenever a tax position does not meet the initial recognition criteria, the tax benefit is subsequently recognized and measured if there is a substantive change in the facts and circumstances that cause a change in judgment concerning the sustainability of the tax position upon examination by the relevant taxing authorities. In cases where tax benefits meet the initial recognition criterion, the Company continues, in subsequent periods, to assess its ability to sustain those positions. A previously recognized tax benefit is derecognized when it is no longer more likely than not that the tax position would be sustained upon examination. Liabilities for unrecognized tax benefits are classified as non-current unless the payment of the liability is expected to be made within the next 12 months.

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

FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at year-end are foreign exchange swaps. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond 2015.

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

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Net Income along with the offsetting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income, (OCI), and reclassified into the Consolidated Statements of Net Income when the hedge transaction affects net earnings. There were no material reclassifications from OCI to the Consolidated Statements of Net Income in 2014 and, likewise, no material reclassifications are expected in 2015. Any ineffectiveness has been immaterial.

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

As of December 31, 2014 and 2013, the Company had goodwill of approximately $1.6 billion which nearly all is associated with the reporting unit Passive Safety Systems. Approximately $1.2 billion is goodwill associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The impairment testing of goodwill is based on two different reporting units: 1) Passive Safety Systems and 2) Active Safety Systems.

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

There were no impairments of goodwill from 2012 through 2014.

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

Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that re-structuring activities will be completed within a timeframe such that significant changes to the exit plan are not likely. Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated.

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

RECEIVABLES AND LIABILITIES IN NON-FUNCTIONAL CURRENCIES

Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in the Consolidated Statements of Net Income amounted to $(3.8) million in 2014, $(26.3) million in 2013 and $(5.6) million in 2012, and are recorded in operating income if they relate to operational receivables and liabilities or are recorded in other financial items, net if they relate to financial receivables and liabilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), that will supersede nearly all existing revenue recognition guidance under US GAAP. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard will be effective for public entities for annual and interim periods beginning after December 15, 2016. Entities can choose to apply the standard using either the full retrospective approach or a modified retrospective approach. Entities electing the full retrospective adoption will apply the standard to each period presented in the financial statements. This means that entities will have to apply the new guidance as if it had been in effect since the inception of all its contracts with customers presented in the financial statements. Entities that elect the modified retrospective approach will apply the guidance retrospectively only to the most current period presented in the financial statements. This means that entities will have to recognize the cumulative effect of initially applying the new standard as an adjustment to the opening balance of retained earnings at the date of initial application. The new revenue standard will be applied to contracts that are in progress at the date of initial application. The Company plans to adopt the new standard from January 1, 2017. The Company is in process of evaluating which adoption method it plans to use and the potential effect the new standard will have on its consolidated financial statements.

In August 2014, the FASB issued the ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity’s ability to continue as a going concern. The standard will be effective for annual periods after December 15, 2016 and for annual periods and interim periods thereafter. Early adoption is permitted. The Company has early adopted the standard in its interim reporting for September 30, 2014; however the adoption of ASU 2014-15 had no impact on the Company’s disclosures in the unaudited condensed consolidated financial statements.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to current year presentation.

2. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

No significant business combinations have taken place during 2014 or 2013.

3. Fair Value Measurements

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short term maturity of these instruments.

The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The Company’s use of derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at December 31, 2014 were foreign exchange swaps. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond six months. All derivatives are recognized in the consolidated financial statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Net Income along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income (OCI) and reclassified into the Consolidated Statements of Net Income when the hedge transaction affects net earnings.

The Company records derivatives at fair value. Any gains and losses on derivatives recorded at fair value are reflected in the Consolidated Statements of Net Income with the exception of cash flow hedges where an immaterial portion of the fair value is reflected in OCI. The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Derivatives with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under existing GAAP, there is a disclosure framework hierarchy associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

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

The Company’s derivatives are all classified as Level 2 and there have been no transfers during this or comparable periods.

The table below presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and December 31, 2013. The carrying value is the same as the fair value. Although the Company is party to close-out netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2014 and 2013, have been presented on a gross basis. The net amounts subject to netting agreements that the Company choose not to offset are presented in footnotes. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted.

	DECEMBER 31, 2014						DECEMBER 31, 2013
			Fair Value Measurements						Fair Value Measurements
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS	Nominal volume		Derivative asset (Other current assets)		Derivative liability (Other current liabilities)		Nominal volume		Derivative asset (Other current assets)		Derivative liability (Other current liabilities)
Foreign exchange swaps, less than 6 months	$459.1	1)	$1.3	2)	$0.4	3)	$504.1	4)	$1.7	5)	$2.8	6)

TOTAL	$459.1		$1.3		$0.4		$504.1		$1.7		$2.8

1)	Net nominal amount after deducting for offsetting swaps under ISDA agreements is $390.9 million.
2)	Net amount after deducting for offsetting swaps under ISDA agreements is $1.3 million.
3)	Net amount after deducting for offsetting swaps under ISDA agreements is $0.4 million.
4)	Net nominal amount after deducting for offsetting swaps under ISDA agreements is $425.4 million.
5)	Net amount after deducting for offsetting swaps under ISDA agreements is $1.5 million.
6)	Net amount after deducting for offsetting swaps under ISDA agreements is $2.6 million.

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS

There were no derivatives designated as hedging instruments outstanding as of December 31, 2014 and December 31, 2013. During 2014 there were no derivatives designated as hedging instruments. During the first quarter of 2013 the Company closed a $60 million interest rate swap which was designated as a hedging instrument. For 2013 the gains and losses recognized in other non-operating items, net were immaterial. For 2013 the Company recognized a loss of $1.3 million as interest expense related to this closed interest rate swap. The hedged item related to the closed interest rate swap consists of a $60 million debt note which matures in 2019. The fair value related to this note declined by $1.3 million decreasing interest expense and thus fully offsetting the loss related to the hedging instrument.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

All amounts recognized in the Consolidated Statements of Net Income related to derivatives, not designated as hedging instruments, relate to economic hedges and thus have been materially off-set by an opposite Consolidated Statements of Net Income effect of the related financial liabilities or financial assets. The derivatives not designated as hedging instruments outstanding at December 31, 2014 were foreign exchange swaps. For 2014 the gains and losses recognized in other non-operating items, net were a gain of $2.0 million for derivative instruments not designated as hedging instruments. For 2013 the Company recognized a loss of $1.1 million in other non-operating items, net for derivative instruments not designated as hedging instruments. For 2014 and 2013, the gains and losses recognized as interest expense were immaterial.

FAIR VALUE OF DEBT

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

	DECEMBER 31, 2014 CARRYING VALUE1)	DECEMBER 31, 2014 FAIR VALUE	DECEMBER 31, 2013 CARRYING VALUE1)	DECEMBER 31, 2013 FAIR VALUE
LONG-TERM DEBT
U.S. Private placement	$1,424.2	$1,510.2	$177.6	$187.7
Medium-term notes	83.2	86.3	99.9	100.5
Other long-term debt	13.8	13.8	1.6	1.6

TOTAL	$1,521.2	$1,610.3	$279.1	$289.8

SHORT-TERM DEBT
Overdrafts and other short-term debt	$57.8	$57.8	$65.6	$65.6
Short-term portion of long-term debt	21.8	21.8	167.2	172.6
Notes2)	—	—	106.6	107.6

TOTAL	$79.6	$79.6	$339.4	$345.8

1)	Debt as reported in balance sheet.
2)	Notes issued as part of the equity units offering were remarketed in April 2012, and matured on April 30, 2014. The notes were repaid and are no longer outstanding.

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

As of December 31, 2014, the Company had $79.8 million of restructuring reserves which were measured at fair value upon initial recognition of the associated liability (see Note 10). For 2014 the Company did not record any impairment charges on its long-lived assets.

4. Income Taxes

INCOME BEFORE INCOME TAXES	2014	2013	2012
U.S.	$59.5	$169.4	$171.2
Non-U.S.	607.5	564.6	497.4

Total	$667.0	$734.0	$668.6

PROVISION FOR INCOME TAXES	2014	2013	2012
Current
U.S. federal	$32.2	$42.7	$62.8
Non-U.S.	166.2	164.7	146.2
U.S. state and local	0.4	1.6	5.8
Deferred
U.S. federal	(3.2)	11.7	0.2
Non-U.S.	2.9	22.2	(29.6)
U.S. state and local	(0.5)	1.2	(2.4)

Total income tax expense (benefit)	$198.0	$244.1	$183.0

EFFECTIVE INCOME TAX RATE	2014	2013	2012
U.S. federal income tax rate	35.0%	35.0%	35.0%
Foreign tax rate variances	(8.5)	(8.2)	(7.6)
Tax credits	(4.9)	(4.5)	(3.2)
Change in Valuation Allowances	0.6	5.3	(1.1)
Current year losses with no benefit	5.9	4.0	3.2
Net operating loss carry-forwards	(0.0)	(0.1)	(0.2)
Changes in tax reserves	(0.1)	1.1	(0.0)
Cost of double taxation	2.1	0.6	0.9
Earnings of equity investments	(0.4)	(0.4)	(0.4)
Withholding taxes	0.6	1.0	1.6
State taxes, net of federal benefit	0.0	0.2	0.3
Statutory Investment Allowances	0.0	0.0	(2.3)
Antitrust Settlement	0.0	0.0	0.9
Other, net	(0.6)	(0.8)	0.3

Effective income tax rate	29.7%	33.2%	27.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2014, the Company had net operating loss carryforwards (NOL’s) of approximately $319 million, of which approximately $248 million have no expiration date. The remaining losses expire on various dates through 2029. The Company also has $37 million of U.S. Foreign Tax Credit carry forwards, which begin to expire in 2021. The Company also has Investment Tax Credit carry forwards of $2.3 million, which expire on various dates through 2021.

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

The Company has benefited from “tax holidays” in certain of its subsidiaries, principally in China. The foreign tax rate variance includes the effect of these tax holidays. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the establishment of an eligible company. These tax holidays have resulted in income tax savings of approximately $12 million ($0.13 per share) in 2012. These special holiday rates expired at the end of 2012. The foreign tax rate variance reflects the fact that approximately two-thirds of the Company’s non-U.S. pre-tax income is generated by business operations located in tax jurisdictions where the tax rate is between 25%-30%.

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

At any given time, the Company is undergoing tax audits in several tax jurisdictions, covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2009. With few exceptions, the Company is no longer subject to income tax examination by U.S. state or local tax authorities or by non-U.S. tax authorities for years before 2007. The Company is undergoing tax audits in several non-U.S. jurisdictions and several U.S. state jurisdictions, covering multiple years. As of December 31, 2014, as a result of those tax examinations, the Company is not aware of any proposed income tax adjustments that would have a material impact on the Company’s financial statements, however, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of January 1, 2014, the Company had recorded $23.3 million for unrecognized tax benefits related to prior years, including $2.1 million of accrued interest and penalties. During 2014, the Company recorded a net decrease of $1.9 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years. The Company had $1.6 million accrued for the payment of interest and penalties as of December 31, 2014. Of the total unrecognized tax benefits of $21.4 million recorded at December 31, 2014, $2.8 million is classified as current income tax payable, and $18.6 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Consolidated Balance Sheet. Substantially all of these reserves would impact the effective tax rate if released into income.

TABULAR PRESENTATION OF TAX BENEFITS UNRECOGNIZED	2014	2013	2012
Unrecognized tax benefits at beginning of year	$22.7	$14.7	$14.0
Gross amounts of increases and decreases:
Increases as a result of tax positions taken during a prior period	0.6	7.2	1.3
Decreases as a result of tax positions taken during a prior period	(0.0)	(0.3)	(0.3)
Increases as a result of tax positions taken during the current period	3.1	2.9	0.6
Decreases as a result of tax positions taken during the current period	0.0	0.0	0.0
Decreases relating to settlements with taxing authorities	(2.4)	(0.8)	(0.3)
Decreases resulting from the lapse of the applicable statute of limitations	(1.2)	(0.6)	(1.3)
Translation Difference	(1.3)	(0.4)	0.7

Total unrecognized tax benefits at end of year	$21.5	$22.7	$14.7

DEFERRED TAXES DECEMBER 31	2014	2013	2012
Assets
Provisions	$90.6	$97.2	$105.9
Costs capitalized for tax	12.0	18.5	11.5
Property, plant and equipment	18.9	20.9	26.1
Retirement Plans	73.6	49.9	99.7
Tax receivables, principally NOL’s	166.2	136.6	104.9
Deferred tax assets before allowances	$361.3	$323.1	$348.1
Valuation allowances	(150.1)	(115.5)	(44.8)

Total	$211.2	$207.6	$303.3

Liabilities
Acquired intangibles	$(22.0)	$(25.3)	$(29.2)
Statutory tax allowances	(0.7)	(1.3)	(1.5)
Insurance deposit	(5.0)	(6.4)	(7.5)
Distribution taxes	(34.0)	(38.1)	(43.0)
Other	(2.6)	(3.0)	(2.5)

Total	$(64.3)	$(74.1)	$(83.7)

Net deferred tax asset	$146.9	$133.5	$219.6

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS DECEMBER 31	2014	2013	2012
Allowances at beginning of year	$115.5	$44.8	$41.7
Benefits reserved current year	55.2	76.1	15.7
Benefits recognized current year	(0.7)	(1.8)	(11.7)
Write-offs and other changes	(3.0)	(0.0)	(0.0)
Translation difference	(16.9)	(3.6)	(0.9)

Allowances at end of year	$150.1	$115.5	$44.8

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

5. Receivables

DECEMBER 31	2014	2013	2012

Receivables	$1,713.2	$1,692.6	$1,516.6

Allowance at beginning of year	$(4.6)	$(7.3)	$(8.3)
Reversal of allowance	0.9	4.1	2.1
Addition to allowance	(4.1)	(2.2)	(2.1)
Write-off against allowance	0.6	0.9	1.2
Translation difference	0.3	(0.1)	(0.2)
Allowance at end of year	$(6.9)	$(4.6)	$(7.3)

Total receivables, net of allowance	$1,706.3	$1,688.0	$1,509.3

6. Inventories

DECEMBER 31	2014	2013	2012

Raw material	$312.2	$314.8	$287.7
Work in progress	240.6	232.9	225.9
Finished products	206.0	201.9	180.9
Inventories	$758.8	$749.6	$694.5

Inventory reserve at beginning of year	$(87.8)	$(83.5)	$(76.1)
Reversal of reserve	5.1	5.1	5.3
Addition to reserve	(10.9)	(20.8)	(22.9)
Write-off against reserve	4.0	10.5	10.4
Translation difference	6.3	0.9	(0.2)
Inventory reserve at end of year	$(83.3)	$(87.8)	$(83.5)

Total inventories, net of reserve	$675.5	$661.8	$611.0

7. Investments and Other Non-current Assets

As of December 31, 2014, the Company had invested in three affiliated companies, which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method, which means that a proportional share of the equity method investments’ net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Net Income, the proportional share of the net income (loss) is reported as “Income from equity method investments”. In 2013, the Company is applying deposit accounting for an insurance arrangement. In 2014, this arrangement is now a short-term receivable. For additional information on derivatives see Note 3.

DECEMBER 31	2014	2013
Equity method investments	$26.8	$26.6
Deferred tax assets	139.0	122.4
Income tax receivables	54.7	54.7
Long-term interest bearing deposit (insurance arrangement)	—	20.2
Other non-current assets	34.8	35.1

Investments and other non-current assets	$255.3	$259.0

The most significant equity method investments and the respective percentage of ownership are as follows:

COUNTRY	Ownership %	Company name
France	49%	EAK SNC Composants pour L’Industrie Automobile
Malaysia	49%	Autoliv-Hirotako Safety Sdn Bhd (parent and subsidiaries)
China	30%	Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd.

In 2014, EAKSA Composants pour L’Industrie Automobile, where the Company owned 49%, was liquidated.

8. Property, Plant and Equipment

DECEMBER 31	2014	2013	Estimated life
Land and land improvements	$106.0	$114.8	n/a to 15
Machinery and equipment	3,160.0	3,199.2	3-8
Buildings	813.2	801.1	20-40
Construction in progress	263.2	253.2	n/a
Property, plant and equipment	$4,342.4	$4,368.3
Less accumulated depreciation	(2,952.2)	(3,032.1)
Net of depreciation	$1,390.2	$1,336.2

DEPRECIATION INCLUDED IN	2014	2013	2012
Cost of sales	$258.7	$237.2	$225.4
Selling, general and administrative expenses	8.0	8.2	8.2
Research, development and engineering expenses	22.7	20.2	19.4

Total	$289.4	$265.6	$253.0

No significant fixed asset impairments were recognized during 2014, 2013 or 2012.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2014 and 2013 amounted to $0.3 million and $0.7 million, respectively. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2014 and 2013 amounted to $1.1 million and $1.5 million, respectively.

9. Goodwill and Intangible Assets

UNAMORTIZED INTANGIBLES	2014	2013
Goodwill
Carrying amount at beginning of year	$1,610.1	$1,610.8
Acquisitions and purchase price adjustments	—	—
Translation differences	(16.1)	(0.7)
Carrying amount at end of year	$1,594.0	$1,610.1

AMORTIZED INTANGIBLES	2014	2013
Gross carrying amount	$394.6	$398.9
Accumulated amortization	(327.4)	(321.6)
Carrying value	$67.2	$77.3

No significant impairments were recognized during 2014, 2013 or 2012.

At December 31, 2014, goodwill assets include $1.2 billion associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

At December 31, 2014, intangible assets subject to amortization mainly relate to acquired technology and contractual relationships. The aggregate amortization expense on intangible assets was $16.0 million in 2014, $20.4 million in 2013 and $20.2 million in 2012. The estimated amortization expense is as follows (in millions): 2015: $13.2; 2016: $11.5; 2017: $11.3; 2018: $11.3 and 2019: $11.2.

10. Restructuring and Other Liabilities

RESTRUCTURING

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2011 to December 31, 2014. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of Net Income.

2014

In 2014, the employee-related restructuring provisions, made on a case-by-case basis, relate mainly to headcount reductions in Europe. The cash payments mainly relate to high-cost countries in Europe. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2013 to December 31, 2014.

	December 31 2013	Provision/ Charge	Provision/ Reversal	Cash payments	Translation difference	December 31 2014
Restructuring employee-related	$93.9	$42.6	$(2.3)	$(44.2)	$(10.4)	$79.6
Other	0.3	0.2	(0.0)	(0.3)	0.0	0.2

Total reserve	$94.2	$42.8	$(2.3)	$(44.5)	$(10.4)	$79.8

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

11. Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company’s products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product per-formance issues including recall, product liability and warranty issues.

The Company records liabilities for product-related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

The increases in reserve in 2014 and 2013 mainly relate to recall related issues, and in 2012 the increase mainly related to warranty related issues. Cash payments in 2014, 2013 and 2012 mainly relate to warranty related issues. The table below summarizes the change in the balance sheet position of the product-related liabilities.

DECEMBER 31	2014	2013	2012
Reserve at beginning of the year	$36.4	$29.9	$33.0
Change in reserve	37.9	21.3	19.3
Cash payments	(20.9)	(15.2)	(22.7)
Translation difference	(2.1)	0.4	0.3
Reserve at end of the year	$51.3	$36.4	$29.9

12. Debt and Credit Agreements

As part of its debt management, the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. In this note, short-term debt and long-term debt are discussed including Debt-Related Derivatives (DRD), i.e. debt including fair value adjustments from hedges. Included in the DRD is also the unamortized fair value adjustment related to discontinued fair value hedges which will be amortized over the remaining life of the debt. The Debt Profile table also shows debt excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

SHORT-TERM DEBT

As of December 31, 2014, total short-term debt including DRD was $79 million including $22 million of short-term portion of long-term loans. On April 30, 2014, the senior notes related to the equity units with a value of approximately $106.3 million matured and are no longer outstanding. On April 30, 2012, Autoliv settled the purchase contracts underlying the equity units by issuing approximately 5.8 million shares of common stock in exchange for $106 million in proceeds generated by the maturity of the U.S. Treasury securities purchased following the remarketing.

In November 2014, $125 million of senior notes matured. These notes were issued in 2007 as U.S. private placements by Autoliv ASP Inc. (a 100% owned subsidiary), carrying fixed interest rate of 5.8%. Short-term portion of long-term loans consists of financing at the subsidiary level, primarily $18 million of loans borrowed by Autoliv do Brazil Ltda. (a 100% owned subsidiary), which carry an interest rate of 13.0%, $2 million equivalent loans borrowed locally in Russia by OOO Autoliv (a 100% owned subsidiary), which carry an interest rate of 25% and of $1 million equivalent of loans borrowed from Japanese banks by Autoliv KK (a 100% owned subsidiary), which carry an interest rate of 1.6%.

The Company’s subsidiaries also have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2014, excluding commercial paper facilities as described below, amounted to $307 million, of which $57 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2014 was $250 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2014 and 2013 excluding the short-term portion of long-term debt was 4.1% and 3.5%, respectively.

LONG-TERM DEBT – OUTSTANDING LOANS

As of December 31, 2014, total long-term debt including DRD was $1,512 million. On April 25, 2014, the Company issued and sold $1.25 billion of long term debt securities in a U.S. Private Placement pursuant to a Note Purchase and Guaranty Agreement dated April 23, 2014, by and among Autoliv ASP Inc., the Company and the purchasers listed therein. The $1.25 billion in senior notes have an average interest rate of 3.84%, and consist of: $208 million aggregate principal amount of 5-year senior notes with an interest rate of 2.84%; $275 million aggregate principal amount of 7-year senior notes with an interest rate of 3.51%; $297 million aggregate principal amount of 10-year senior notes with an interest rate of 4.09%; $285 million aggregate principal amount of 12-year senior notes with an interest rate of 4.24%; and $185 million aggregate principal amount of 15-year senior notes with an interest rate of 4.44%.

In addition to the $1.25 billion senior notes issued in 2014, long-term debt including DRD of $262 million consists of $165 million of senior notes issued in 2007 as private placements by Autoliv ASP Inc. (a 100% owned subsidiary). The notes issued in 2007 were guaranteed by the Company and consist of two remaining long-term tranches maturing in 2017 and 2019, respectively, which carried fixed interest rates between 6.1% and 6.2%. The Company entered into swap arrangements with respect to part of the proceeds of the notes offering, most of which were cancelled in 2008 resulting in a mark-to-market gain. In March 2013 the remaining interest rate swap, with a nominal value of $60 million, was cancelled. This gain is amortized through interest expense over the life of the respective notes. Consequently, the remaining $165 million of the long-term notes carry fixed interest rates varying between 2.5% and 5.4%, when including the amortization of the cancelled swaps.

In 2011, the Company issued a SEK 300 million note ($38 million equivalent) maturing in 2017 carrying a floating interest rate of STIBOR + 0.95%.

A fixed-rate note was issued in December 2012 of 350 million SEK ($45 million equivalent). The 5-year note will mature in December 2017 and carries a fixed interest rate of 2.49%, which represents the European Investment Bank’s (EIB) cost of funds plus 0.3%.

The remaining other long-term debt of $14 million, consisted primarily of $9 million equivalent loans borrowed by Autoliv Cankor Otomotiv Emniyet Sistemleri Sanayi ve Ticavet A.S. (a 100% owned subsidiary), which carry an interest rate of 4.3% and $4 million equivalent loans borrowed by Autoliv do Brazil Ltda. (a 100% owned subsidiary), which carry an interest rate of 13.9%.

LONG-TERM DEBT—LOAN FACILITIES

In April 2011, the Company refinanced its revolving credit facility (RCF) of $1.1 billion. The facility is syndicated among 13 banks and originally had two extension options where Autoliv could request the banks to extend the maturity to 2017 and 2018, respectively, on the first and second anniversaries of the April 2011 loan facility, a so called 5+1+1 structure. In April 2012 and in April 2013, Autoliv extended essentially all of its $1.1 billion RCF, as noted above, with unchanged terms and conditions. The Company pays a commitment fee of 0.16% (given the rating of A- from Standard & Poor’s at December 31, 2014). Financing costs of $5 million were incurred in April 2011 and are amortized over the expected life of the facility. Borrowings under this facility are unsecured and bear interest based on the relevant LIBOR or IBOR rate. The commitment is available for general corporate purposes. Borrowings are pre-payable at any time and are due at the respective expiration date. The extension fees, incurred in April 2012 and April 2013, of $1 million in total are amortized over the remaining expected life of the facility.

In June 2009, Autoliv AB (a 100% owned subsidiary) entered into an 18-month financing commitment with EIB of €225 million ($274 million equivalent). In July 2011, this commitment was amended and extended. In December 2012, a portion of this loan commitment was utilized (a SEK denominated note was issued, see above) and the remainder of the total €225 million EIB commitment expired.

In July 2013, Autoliv AB entered into a financing commitment agreement with EIB, giving Autoliv AB access to a loan of €200 million ($244 million equivalent) to help finance R&D projects at Autoliv’s R&D facilities in Germany, France and Sweden. Under the financing commitment, Autoliv AB may, during the 18-month period following the agreement, draw loans with a maturity of up to 7 years at a cost of EIB’s cost of funding plus 0.26%. In addition to the interest payable on each tranche, Autoliv AB is required to pay a non-utilization fee of 0.13% on the undrawn, uncancelled balance of the credit. The financial obligations of the financing commitment agreement, including repayment of any funds, are guaranteed by the Company pursuant to a Guarantee Agreement between EIB and the Company.

In January, 2015 Autoliv AB signed an extension agreement with EIB whereby the facility is available for an additional 12 month period. There is no additional upfront fee associated with the extension, however the non-utilization fee of 0.13% on the undrawn, uncancelled balance of the credit will continue during the period the facility is available for drawdowns.

As a result, Autoliv has a total of $1.3 billion unutilized long-term debt facilities available. The Company is not subject to any financial covenants, i.e. perform-ance related restrictions, in any of its significant long-term borrowings or commitments.

The Company has two commercial paper programs: one SEK 7 billion (approx. $896 million) Swedish program and one $1.0 billion U.S. program. Both programs were unutilized at year-end. When notes have been outstanding under these programs, all of the notes have been classified as long-term debt because the Company has had the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the long-term credit facilities described above.

CREDIT RISK

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing. In addition to this, deposits can be placed in U.S. and Swedish government paper as well as up to $2.0 billion in certain AAA rated money market funds. As of December 31, 2014, the Company had placed $429 million in money market funds and $550 million in U.S. government paper.

The table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

DEBT PROFILE

PRINCIPAL AMOUNT BY EXPECTED MATURITY	2015	2016	2017	2018	2019	Thereafter	Total long-term	Total
U.S. private placement notes (incl. DRD1)) (Weighted average interest rate 3.9%)	$—	$—	$105.0	$—	$268.0	$1,042.0	$1,415.0	$1,415.0
Overdraft/Other short-term debt (incl. DRD1)) (Weighted average interest rate 4.1%)	56.9	—	—	—	—	—	—	56.9
Medium-term notes (Weighted average interest rate 1.9%)	—	—	83.2	—	—	—	83.2	83.2
Other long-term loans, incl. current portion2) (Weighted average interest rate 11.1%)	21.8	13.9	—	—	—	—	13.9	35.7

Total debt as cash flow, (incl. DRD1))	$78.7	$13.9	$188.2	$—	$268.0	$1,042.0	$1,512.1	$1,590.8

DRD adjustment	0.9	—	0.9	—	8.2	—	9.1	10.0

Total debt as reported	$79.6	$13.9	$189.1	$—	$276.2	$1,042.0	$1,521.2	$1,600.8

1) Debt Related Derivatives (DRD), i.e. the fair value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. Included in the DRD is also the unamortized fair value adjustment related to discontinued fair value hedges which will be amortized over the remaining life of the debt. 2) Primarily external loans drawn locally in Brazil, Turkey and Russia.

13. Shareholders’ Equity

The number of shares outstanding as of December 31, 2014 was 88,726,543.

DIVIDENDS	2014	2013	2012
Cash dividend paid per share	$2.12	$2.00	$1.89
Cash dividend declared per share	$2.14	$2.02	$1.94

OTHER COMPREHENSIVE INCOME (LOSS)/ ENDING BALANCE1)	2014	2013	2012
Cumulative translation adjustments	$(155.1)	$49.4	$67.2
Net pension liability	(97.9)	(48.9)	(107.7)

Total (ending balance)	$(253.0)	$0.5	$(40.5)

Deferred taxes on the pension liability	$43.4	$21.4	$59.7

1)	The components of Other Comprehensive Income (Loss) are net of any related income tax effects.

EQUITY AND EQUITY UNITS OFFERING

On March 30, 2009, the Company sold, in an underwritten registered public offering, approximately 14.7 million common shares from treasury stock and 6.6 million equity units (the Equity Units), listed on the NYSE as Corporate Units, for an aggregate stated amount and public offering price of $235 million and $165 million, respectively. “Equity Units” is a term that describes a security that is either a Corporate Unit or a Treasury Unit, depending upon what type of note is used by the holder to secure the forward purchase contract (either a Note or a Treasury Security, as described below). The Equity Units initially consisted of a Corporate Unit which is (i) a forward purchase contract obligating the holder to purchase from the Company for a price in cash of $25, on the purchase contract settlement date of April 30, 2012, subject to early settlement in accordance with the terms of the Purchase Contract and Pledge Agreement, a certain number (at the Settlement Rate outlined in the Purchase Contract and Pledge Agreement) of shares of Common Stock; and (ii) a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 principal amount of the Company’s 8% senior notes due 2014 (the “Senior Notes”). The Company allocated proceeds received upon issuance of the Equity Units based on relative fair values at the time of issuance. The fees associated with the remarketing (described below) were allocated such that 1% of the 6% of underwriting commissions paid to the debt were allocated as deferred charges based on commissions paid for similar debt issuances, but including factors for market conditions at the time of the offering and the Company’s credit rating, and the deferred charges were amortized using the effective interest rate method over the life of the notes until April 30, 2014.

The Company successfully completed the remarketing of the Senior Notes in March 2012, pursuant to which the interest rate on the Senior Notes was reset and certain other terms of the Senior Notes were modified. On March 15, 2012, the coupon was reset to 3.854% with a yield of 2.875% per annum. Autoliv did not receive any proceeds from the remarketing until the settlement of the forward stock purchase contracts on April 30, 2012. On April 30, 2012, Autoliv settled the 4,250,920 purchase contracts still outstanding following the repurchase of 2.3 million Equity Units in 2010. Autoliv settled the purchase contracts by issuing approximately 5.8 million shares of common stock in exchange for $106,273,000 in proceeds generated by the maturity of the U.S. Treasury securities purchased following the remarketing. The settlement of the purchase contracts concluded Autoliv’s equity obligations under the Equity Units. The Senior Notes that matured on April 30, 2014 were repaid and are no longer outstanding.

SHARE REPURCHASE PROGRAM

Autoliv initiated its repurchase program in 2000 with 10 million shares and subsequently expanded the authorization three times between 2000 and 2007 to 37.5 million shares. Share repurchases were suspended in September, 2008 as a result of the financial crisis to preserve cash. During the fourth quarter 2013, the Company reactivated its share repurchase program. In January, 2014, the Board of Directors of the Company approved an additional 10 million shares for repurchase under the existing authorization for share repurchases. There is no expiration date for the share repurchase. The maximum number of shares that may yet be purchased under the Stock Repurchase Program amounted to 5,349,926 shares at December 31, 2014.

SHARES	2014	2013	2012
Shares repurchased (shares in millions)	6.2	1.6	—
Cash paid for shares	$616.0	$147.9	$—

In total, Autoliv has repurchased 42.2 million shares between May 2000 and December 2014 for cash of $2,237 million, including commissions. Of the total amount of repurchased shares, 14.7 million shares were utilized for the equity offering in 2009, 3.1 million and 5.8 million shares were utilized for the repurchase of equity units in the second quarter of 2010 and the settlement of the Equity Units in the second quarter of 2012, respectively. In addition, 4.5 million shares have been utilized by the Stock Incentive Plan whereof 0.5 million, 0.5 million and 0.4 million were utilized during 2014, 2013 and 2012, respectively. At December 31, 2014, 14.1 million of the repurchased shares remain in treasury stock.

14. Supplemental Cash Flow Information

The Company’s acquisitions and divestitures of businesses, net of cash acquired were as follows:

	2014	2013	2012
Acquisitions:
Cash paid for prior year acquisitions	$(1.4)	$(2.0)	$(1.8)

Acquisition of businesses, net of cash acquired	$(1.4)	$(2.0)	$(1.8)

	2014	2013	2012
Divestitures of business, net of cash disposed	$2.4	$—	$5.2

Payments for interest and income taxes were as follows:
	2014	2013	2012
Interest	$57	$33	$40
Income taxes	$206	$206	$237

15. Stock Incentive Plan

Under the amended and restated Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) adopted by the shareholders, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and restricted stock units (RSUs). All stock options are granted for 10-year terms, have an exercise price equal to the fair value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer a share of the Company’s common stock to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is generally from treasury shares. The Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2014, 5,945,064 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see the following tables.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2011, 2010 and 2009 (vested in 2014, 2013 and 2012) was $4.4 million, $4.3 million and $3.3 million, respectively. The aggregate intrinsic value for RSUs outstanding at December 31, 2014 was $21.0 million. The average fair value of RSUs granted in 2014, 2013 and 2012 was $88.54, $64.59 and $61.58, respectively.

The average grant date fair value of stock options granted during 2014, 2013 and 2012 was estimated at $17.35, $15.61 and $18.01 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2014	2013	2012
Risk-free interest rate	1.1%	0.9%	0.9%
Dividend yield	2.3%	2.3%	2.8%
Expected life in years	3.9	4.1	4.1
Expected volatility	28.0%	34.0%	42.0%

The Company uses historical exercise data for determining the expected life assumption. Expected volatility is based on historical and implied volatility.

The total stock (RSUs and stock options) compensation cost recognized in the Consolidated Statements of Net Income for 2014, 2013 and 2012 was $8.1 million, $8.3 million and $7.7 million, respectively.

The total compensation cost related to non-vested awards not yet recognized is $5.9 million for RSUs and the weighted average period over which this cost is expected to be recognized is approximately two years. There is no significant compensation cost not yet recognized for stock options.

Information on the number of RSUs and stock options related to the Plan during the period of 2012 to 2014 is as follows:

RSUs	2014	2013	2012
Outstanding at beginning of year	204,277	211,618	320,122
Granted	64,223	91,230	72,900
Shares issued	(56,184)	(84,342)	(172,212)
Cancelled/Forfeited/Expired	(14,031)	(14,229)	(9,192)

Outstanding at end of year	198,285	204,277	211,618

STOCK OPTIONS	Number of options	Weighted average exercise price
Outstanding at Dec 31, 2011	1,073,002	$46.26
Granted	218,695	67.00
Exercised	(254,440)	33.26
Cancelled/Forfeited/Expired	(25,027)	50.59

Outstanding at Dec 31, 2012	1,012,230	$53.91
Granted	273,541	69.18
Exercised	(437,751)	53.58
Cancelled/Forfeited/Expired	(16,319)	49.25

Outstanding at Dec 31, 2013	831,701	$59.20
Granted	192,665	94.87
Exercised	(471,732)	60.78
Cancelled/Forfeited/Expired	(13,809)	66.23

Outstanding at Dec 31, 2014	538,825	$70.38

OPTIONS EXERCISABLE
At December 31, 2012	796,720	$50.37
At December 31, 2013	559,483	$54.34
At December 31, 2014	349,190	$57.08

The following summarizes information about stock options outstanding and exercisable on December 31, 2014:

RANGE OF EXERCISE PRICES	Number outstanding	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	41,950	4.14	$16.31
$40.26 - $49.60	63,182	3.65	$46.14
$51.67 - $59.01	45,150	2.64	$55.27
$67.00 - $69.18	148,326	7.79	$68.41
$72.95 - $94.87	240,217	8.51	$90.25

	538,825	6.91	$70.38

RANGE OF EXERCISE PRICES	Number exercisable	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	41,950	4.14	$16.31
$40.26 - $49.60	63,182	3.65	$46.14
$51.67 - $59.01	45,150	2.64	$55.27
$67.00 - $69.18	148,326	7.79	$68.41
$72.95 - $94.87	50,582	6.14	$72.95

	349,190	5.70	$57.08

The total aggregate intrinsic value, which is the difference between the exercise price and $106.12 (closing price per share at December 31, 2014), for all “in the money” stock options outstanding and exercisable was $19.2 million and $17.1 million, respectively.

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

In October 2014, one of the Company’s Brazilian subsidiaries received a notice of deficiency from the state tax authorities from the state of São Paulo, Brazil which, primarily, alleged violations of ICMS (VAT) payments and improper warehousing documentation. The aggregate assessment for all alleged violations was R$55 million (approximately $20.4 million), inclusive of fines, penalties and interest. The Company believes the full amount assessed is baseless, that it has reasonable legal and factual defenses to the assessment and, consequently, plans to defend its interests vigorously. The duration or ultimate outcome of the matter currently cannot be predicted or estimated at this time.

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

On June 6, 2012, the Company entered into a plea agreement with the DOJ and subsequently pled guilty to two counts of antitrust law violations involving a Japanese subsidiary and paid a fine of $14.5 million. Under the terms of the agreement, the Company will continue to cooperate with the DOJ in its investigation of other suppliers, but the DOJ will not otherwise prosecute Autoliv or any of its subsidiaries, present or former directors, officers or employees for the matters investigated (the DOJ did reserve the option to prosecute three specific employees, none of whom is a member of the senior management of the Company).

On June 7-9, 2011, representatives of the European Commission (“EC”), the European antitrust authority, visited two facilities of a Company subsidiary in Germany to gather information for a similar investigation. The investigation is still pending and the Company remains unable to estimate the financial impact such investigation will have or predict the reporting periods in which such financial impact may be recorded and has consequently not recorded a provision for loss as of December 31, 2014. However, management has concluded that it is probable that the Company’s operating results and cash flows will be materially adversely impacted for the reporting periods in which the EC investigation is resolved or becomes estimable.

On October 3, 2012, the Company received a letter from the Competition Bureau of Canada (“CBC”) related to the subjects investigated by the DOJ, seeking the voluntary production of certain corporate records and information related to sales of occupant safety systems in Canada. The Company has cooperated with the CBC’s investigation and believes that the investigation will not result in an adverse outcome for the Company.

On November 6, 2012, the Korean Fair Trade Commission visited one of the Company’s South Korean subsidiaries to gather information for a similar investigation. The Company has cooperated with this investigation and believes that the investigation will not result in an adverse outcome for the Company.

In August 2014, the Competition Commission of South Africa (the “CCSA”) contacted the Company regarding an investigation into the Company’s sales of occupant safety systems in South Africa. The Company is cooperating with the CCSA. The Company cannot predict the duration, scope or ultimate outcome of this investigation and is unable to estimate the financial impact it may have, or predict the reporting periods in which any such financial impacts may be recorded. Consequently, the Company has not recorded a provision for loss as of December 31, 2014 with respect to this investigation. Also, since the Company’s plea agreement with the DOJ involved the actions of employees of a Japanese subsidiary of the Company, the Japan Fair Trade Commission is evaluating whether to initiate an investigation.

The Company is also subject to civil litigation alleging anti-competitive conduct in the U.S. and Canada. Plaintiffs in these civil antitrust class actions generally allege that the defendant suppliers of occupant safety systems have engaged in long-running global conspiracies to fix the prices of occupant safety systems or components thereof in violation of various antitrust laws and unfair or deceptive trade practice statutes. Plaintiffs in these civil antitrust class actions make allegations that extend significantly beyond the specific admissions of the Company’s DOJ plea. The Company denies these overly broad allegations. Plaintiffs in the U.S. cases seek to represent purported classes of direct purchasers, auto dealers and end-payors (i.e. consumers) who purchased occupant safety systems or components either directly from a defendant or indirectly through purchases or leases of new vehicles containing such systems. Plaintiffs seek injunctive relief, treble damages, costs and attorneys’ fees. Plaintiffs in the Canadian cases seek to represent purported classes encompassing direct and indirect purchasers of such products and seek similar relief under applicable Canadian laws.

Specifically, the Company, several of its subsidiaries and its competitors are defendants in a total of eighteen purported antitrust class action lawsuits filed between July 2012 and May 2014. Fourteen of these lawsuits were filed in the U.S. and have been consolidated in the Occupant Safety Systems (OSS) segment of the Automobile Parts Antitrust Litigation, a Multi-District Litigation (MDL) proceeding in the United States District Court for the Eastern District of Michigan.

On May 30, 2014, the Company, without admitting any liability, entered into separate settlement agreements with representatives of each of the three classes of plaintiffs in the MDL, subject to final approval by the MDL court following notice to the settlement class, an opportunity to object or opt-out of the settlement, and a fairness hearing. Pursuant to the settlement agreements, the Company agreed to pay $40 million to the direct purchaser settlement class, $6 million to the auto dealer settlement class, and $19 million to the end-payor settlement class, for a total of $65 million. This amount was expensed during the second quarter of 2014. In exchange, the plaintiffs agreed that the plaintiffs and the settlement classes would release Autoliv from all claims regarding their U.S. purchases that were or could have been asserted on behalf of the class in the MDL. In July 2014, the three settlements received preliminary court approval. Following notice to the direct purchaser settlement class and the receipt of opt-out notices from members of that class, the class settlement amount was by the terms of the settlement agreement reduced to approximately $35.5 million. The amount by which the direct purchaser settlement was reduced remains accrued. Following a fairness hearing on December 3, 2014, the MDL court on January 7, 2015 entered an order granting final approval to the direct purchaser class settlement. Notices to the settlement classes and the fairness hearings for the other two class settlements have been deferred by the plaintiffs and the MDL court for processing with additional, future settlements due to the cost of giving notice to large settlement classes. The three class settlements will not resolve any claims of settlement class members who opt out of the settlements or the claims of any purchasers of occupant safety systems who are not otherwise included in a settlement class, such as states and municipalities. The Company is in discussions with certain OEMs regarding the possible resolution of potential claims for purchases not covered by the U.S. direct purchaser settlement. The outcome of these discussions is uncertain and any potential loss contingencies resulting from these discussions with these OEMs, individually or in the aggregate, are not at this time reasonably estimable (beyond the accrued amount noted above) but could negatively impact the Company’s results in the period in which they are resolved or become estimable.

The other four antitrust class action lawsuits are pending in Canada (Sheridan Chevrolet Cadillac Ltd. et al. v. Autoliv, Inc. et al., filed in the Ontario Superior Court of Justice on January 18, 2013; M. Serge Asselin v. Autoliv, Inc. et al., filed in the Superior Court of Quebec on March 14, 2013; Ewert v. Autoliv, Inc. et al., filed in the Supreme Court of British Columbia on July 18, 2013; and Cindy Retallick and Jagjeet Singh Rajput v. Autoliv ASP, Inc. et al., filed in the Queen’s Bench of the Judicial Center of Regina in the province of Saskatchewan on May 14, 2014). The Canadian cases assert claims on behalf of putative classes of both direct and indirect purchasers of occupant safety systems. The Company denies the overly broad allegations of these lawsuits and intends to defend itself in these cases. While it is probable that the Company will incur losses as a result of these Canadian antitrust cases, the duration or ultimate outcome of these cases currently cannot be predicted or estimated and no provision for a loss has been recorded as of December 31, 2014. There is currently no timeline for class certification or discovery in the Canadian cases.

On April 17, 2013, the Construction Laborers Pension Trust of Greater St. Louis (“CLPT”) filed a purported class action securities lawsuit against Autoliv and two of its officers in the United States District Court for the Southern District of New York (Civil Action File No. 13-CIV-2546) (the “Lawsuit”), and later added as a third individual defendant an employee of one of the Company’s subsidiaries. The amended complaint alleged, among other claims, misrepresentations or failures to disclose material facts that artificially inflated the Company’s stock price in violation of the federal securities laws, in particular Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. CLPT purported to bring the Lawsuit on behalf of a class of purchasers of common stock of the Company between October 26, 2010 and July 21, 2011. CLPT sought to recover damages in an unspecified amount.

In August 2014, the Company and CLPT entered into a definitive settlement agreement to settle the Lawsuit and the claims of the alleged class members for a payment of $22.5 million. This settlement was approved by the court in October 2014 and resolves the claims asserted in the Lawsuit against the Company and the individuals named in the complaint, including the claims of the settlement class members. The Company recorded a net expense of $4.5 million in the second quarter of 2014, and the balance of the settlement amount was paid by Autoliv’s insurance carrier. The agreement is not an admission of wrongdoing or acceptance of fault by the Company or any of the individuals named in the complaint.

On February 18, 2014, Henry Zwang, a purported stockholder of the Company, filed a putative derivative lawsuit against Autoliv and twelve of its current or former officers and directors in the Delaware Court of Chancery (Case No. 9359 — VCP). The complaint purported to allege claims against the individual defendants for breach of fiduciary duty, waste and unjust enrichment related to the Company’s antitrust issues and named the Company as a nominal defendant only, seeking monetary and other relief on behalf of Autoliv against the individual defendants. On December 15, 2014, the Delaware court approved a settlement dismissing all claims in the complaint with prejudice in exchange for certain corporate governance revisions.

PRODUCT WARRANTY, RECALLS AND INTELLECTUAL PROPERTY

Autoliv is exposed to various claims for damages and compensation if products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected, the Company faces warranty and recall claims. Where such (actual or alleged) failure results, or is alleged to result, in bodily injury and/or property damage, the Company may also face product-liability claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Government safety regulators may also play a role in warranty and recall practices. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company’s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of products when the product supplied did not perform as represented by us or expected by the customer. Accordingly, the future costs of warranty claims by the customers may be material. However, the Company believes its established reserves are adequate. Autoliv’s warranty reserves are based upon the Company’s best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the adequacy of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from the Company’s recorded estimates.

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

The Company believes that it is currently reasonably insured against recall and product liability risks, at levels sufficient to cover potential claims that are reasonably likely to arise in the Company’s businesses based on past experience. Autoliv cannot assure that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses, now or in the future, or that such coverage always will be available should we, now or in the future, wish to extend, increase of otherwise adjust its insurance.

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company does seek to procure the necessary rights to utilize intellectual property rights associated with its products, it may fail to do so. Where the Company so fails, the Company may be exposed to material claims from the owners of such rights. Where the Company has sold products which infringe upon such rights, its customers may be entitled to be indemnified by the Company for the claims they suffer as a result thereof. Such claims could be material.

17. Lease Commitments

OPERATING LEASE

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancellable and include renewals, expire at various dates through 2045. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $44.6 million for 2014, $45.8 million for 2013 and $35.5 million for 2012.

At December 31, 2014, future minimum lease payments for non-cancellable operating leases totaled $115.0 million and are payable as follows (in millions): 2015: $37.7; 2016: $26.2; 2017: $17.9; 2018: $13.3; 2019: $9.5; 2020 and thereafter: $10.4.

CAPITAL LEASE

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2017.

At December 31, 2014, future minimum lease payments for non-cancellable capital leases totaled $0.7 million and are payable as follows (in millions): 2015: $0.5; 2016: $0.2; 2017: $0.0; 2018: $0.0; 2019: $0.0; 2020 and thereafter: $0.0.

18. Retirement Plans

DEFINED CONTRIBUTION PLANS

Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to defined contribution plans for the years ended December 31, 2014, 2013 and 2012 were $20.2 million, $19.7 million and $18.1 million, respectively.

MULTIEMPLOYER PLANS

The Company participates in multiemployer plans in Sweden, Canada, Spain and the Netherlands, which are all deemed insignificant. The largest of these plans is in Sweden, the ITP-2 pension plan, which is funded through Alecta. For employees born before 1979, the plan provides a final pay pension benefit based on all service with participating employers. The Company must pay for wage increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits. The plan is more than 100% funded. The Company contributions to the multiemployer plan in Sweden for the years ended December 31, 2014, 2013 and 2012 were $2.4 million, $1.9 million and $2.3 million, respectively.

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2014	2013	2014	2013
Benefit obligation at beginning of year	$265.8	$314.2	$205.0	$195.4
Service cost	7.3	9.3	13.5	13.5
Interest cost	13.0	12.8	8.2	7.3
Actuarial (gain) loss due to:
Change in discount rate	58.9	(53.1)	40.4	(8.3)
Experience	(0.5)	(17.5)	1.0	2.3
Other assumption changes	18.4	7.1	(1.9)	3.0
Plan participants’ contributions	—	—	0.2	0.2
Plan amendments	—	—	0.9	0.5
Benefits paid	(5.9)	(7.0)	(8.3)	(7.7)
Curtailments	—	—	0.1	0.1
Special termination benefits	—	—	—	0.5
Other	—	—	(0.5)	(0.9)
Translation difference	—	—	(21.3)	(0.9)

Benefit obligation at end of year	$357.0	$265.8	$237.3	$205.0

Fair value of plan assets at beginning of year	$223.6	$159.4	$99.9	$94.8
Actual return on plan assets	29.4	29.0	14.2	3.4
Company contributions	6.7	42.2	9.4	8.0
Plan participants’ contributions	—	—	0.2	0.2
Benefits paid	(5.9)	(7.0)	(8.3)	(7.7)
Other	—	—	(0.2)	(0.2)
Translation difference	—	—	(7.2)	1.4
Fair value of plan assets at year end	$253.8	$223.6	$108.0	$99.9

Funded status recognized in the balance sheet	$(103.2)	$(42.2)	$(129.3)	$(105.1)

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

The short-term portion of the pension liability is not significant.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS

	U.S.
	2014	2013	2012
Service cost	$7.3	$9.3	$8.3
Interest cost	13.0	12.8	12.3
Expected return on plan assets	(15.4)	(11.6)	(10.2)
Amortization of prior service credit	(1.0)	(1.0)	(1.0)
Amortization of actuarial loss	1.9	10.0	8.5

Net periodic benefit cost	$5.8	$19.5	$17.9

	Non-U.S.
	2014	2013	2012
Service cost	$13.5	$13.5	$12.0
Interest cost	8.2	7.3	7.1
Expected return on plan assets	(4.5)	(4.0)	(3.9)
Amortization of prior service costs	0.3	0.2	0.1
Amortization of actuarial loss	1.1	2.5	1.4
Settlement loss (gain)	0.1	0.2	1.0
Curtailment loss (gain)	0.1	0.1	—
Special termination benefits	—	0.5	0.1

Net periodic benefit cost	$18.8	$20.3	$17.8

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $(1.0) million. Amortization of net actuarial losses is expected to be $7.0 million in 2015. Net periodic benefit cost associated with these U.S. plans was $5.8 million in 2014 and is expected to be around $11.3 million in 2015. The estimated prior service cost and net actuarial loss for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.3 million and $3.2 million, respectively. Net periodic benefit cost associated with these non-U.S. plans was $18.8 million in 2014 and is expected to be around $21.8 million in 2015. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 10 years for U.S. and 6-22 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31

	U.S.		Non-U.S.
	2014	2013	2014	2013
Net actuarial loss (gain)	$106.6	$45.6	$53.8	$29.9
Prior service (credit) cost	(1.9)	(2.9)	2.6	2.2
Total accumulated other comprehensive income recognized in the balance sheet	$104.7	$42.7	$56.4	$32.1

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2014	2013	2014	2013
Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$42.7	$132.7	$32.1	$35.6
Net actuarial loss (gain)	62.8	(81.0)	30.3	(1.0)
Prior service cost	—	—	0.9	0.5
Amortization of prior service credit (cost)	1.0	1.0	(0.3)	(0.2)
Amortization of actuarial loss	(1.8)	(10.0)	(1.2)	(2.7)
Translation difference	—	—	(5.4)	(0.1)

Total retirement benefit recognized in accumulated other comprehensive income at end of year	$104.7	$42.7	$56.4	$32.1

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $278.5 million and $204.9 million at December 31, 2014 and 2013, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $195.4 million and $172.3 million at December 31, 2014 and 2013, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: U.S., France, Germany, Japan, South Korea and Sweden. At December 31, 2013, the U.S. plan assets exceeded the ABO by $18.7 million.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2014	2013	2014	2013
Projected Benefit Obligation (PBO)	$357.0	n/a	$155.4	$109.5
Accumulated Benefit Obligation (ABO)	$278.5	n/a	$124.1	$84.7
Fair value of plan assets	$253.8	n/a	$29.6	$4.9

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31

	U.S.		Non-U.S.1)
% WEIGHTED AVERAGE	2014	2013	2014	2013
Discount rate	4.00	5.00	0.50 - 4.00	1.00 - 5.00
Rate of increases in compensation level	3.50	3.50	2.25 - 5.00	2.25 - 5.00

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

	U.S.
% WEIGHTED AVERAGE	2014	2013	2012
Discount rate	5.00	4.05	4.60
Rate of increases in compensation level	3.50	3.50	3.50
Expected long-term rate of return on assets	7.08	7.50	7.50

Non-U.S.1)
% WEIGHTED AVERAGE	2014	2013	2012
Discount rate	1.00 - 5.00	1.50 - 4.50	1.50 - 5.50
Rate of increases in compensation level	2.25 - 5.00	2.25 - 5.00	2.25 - 5.00
Expected long-term rate of return on assets	2.60 - 6.15	3.00 - 5.75	3.75 - 5.75

1)

The Non-U.S. weighted average plan ranges in the tables above have been prepared using significant plans only, which in total represent more than 90% of the total Non-U.S. projected benefit obligation.

The discount rate for the U.S. plans has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. The expected timing of cash flows from the plan has also been considered in select-ing the discount rate. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The discount rate for the U.K. plan has been set based on the weighted average yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market. The expected return on assets for the U.S. and U.K. plans are based on the fair value of the assets as of December 31.

The level of equity exposure is currently targeted at approximately 55% for the primary U.S. plan. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on the U.S. plan assets of 7.08% for calculating the 2014 expense and 7.08% for calculating the 2015 expense as a result of the decrease in U.S. plan asset equity exposure.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 2.60-6.15% for 2014. The closed U.K. plan which has a tar-geted and actual allocation of almost 100% debt instruments accounts for approximately 58% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plan during 2014 and 2013 amounting to $6.7 million and $42.2 million, respectively. The increase in 2013 was due to an unscheduled voluntary contribution of $35 million to a U.S. pension plan in the fourth quarter 2013. Contributions to the U.K. plan during 2014 and 2013 amounted to $1.5 million and $0.3 million, respectively. The Company expects to contribute $6.8 million to its U.S. pension plan in 2015 and is currently projecting a -yearly funding at approximately the same level in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $1.5 million in 2015 and in the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR YEARS ENDED DECEMBER 31

ASSETS CATEGORY IN % WEIGHTED AVERAGE	U.S.	U.S.		Non-U.S.
	Target allocation	2014	2013	2014	2013
Equity securities	55	54	57	15	15
Debt instruments	45	46	43	63	59
Other assets	—	—	—	22	26

Total	100	100	100	100	100

The following table summarizes the fair value of the Company’s plan assets:

	Fair value measurement at December 31, 2014	Fair value measurement at December 31, 2013
Assets
US Equity
Large Cap	$90.9	$82.5
Mid Cap	10.7	9.8
Small Cap	10.7	9.7
Non-US Equity	42.2	40.4
US Bonds
Aggregate	115.9	96.5
Non-US Bonds
Corporate	62.6	52.8
Aggregate	5.7	5.7
Insurance Contracts	15.7	19.2
Other Investments	7.4	6.9

Total	$361.8	$323.5

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

PENSION BENEFITS EXPECTED PAYMENTS	U.S.	Non-U.S.
2015	$13.3	$6.6
2016	$15.0	$7.0
2017	$17.4	$7.8
2018	$18.5	$8.6
2019	$20.8	$9.2
Years 2020-2024	$129.5	$61.1

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with 15 years of service (5 years before December 31, 2006), are reimbursed for qualified medical expenses up to a maximum annual amount. Spouses for certain retirees are also eligible for reimbursement under the plan. Life insurance coverage is available for those who elect coverage under the retiree health plan. During 2014, the plan was amended to move from a self-insured model where employees were charged an estimated premium based on anticipated plan expenses for continued coverage, to a plan where retirees are provided a fixed contribution to a Health Retirement Account (HRA). Retirees can use the HRA funds to purchase insurance through a private exchange. The effect of this change was to decrease the benefit obligation related to the plan by $17.2 million as of December 31, 2014. Employees hired on or after January 1, 2004 are not eligible to participate in the plan.

The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D) on its financial statements. Although the Plan may currently qualify for a subsidy from Medicare, the amount of the subsidy is so small that the expenses incurred to file for the subsidy may exceed the subsidy itself. Therefore, the impact of any subsidy is ignored in the calculations as Autoliv will not be filing for any reimbursement from Medicare.

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	2014	2013	2012
Benefit obligation at beginning of year	$34.3	$34.6	$30.8
Service cost	1.3	1.4	1.1
Interest cost	1.6	1.4	1.3
Actuarial (gain) loss due to:
Change in discount rate	2.4	(3.7)	1.9
Experience	(1.1)	1.0	(3.1)
Other assumption changes	0.4	(1.0)	3.2
Plan amendments	(17.2)	—	—
Benefits paid	(0.8)	(0.3)	(0.5)
Other	0.1	0.9	(0.1)
Benefit obligation at end of year	$21.0	$34.3	$34.6

Fair value of plan assets at beginning of year	$—	$—	$—
Company contributions	0.8	0.3	0.5
Benefits paid	(0.8)	(0.3)	(0.5)
Fair value of plan assets at end of year	$—	$—	$—

Accrued postretirement benefit cost recognized in the balance sheet	$(21.0)	$(34.3)	$(34.6)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The short-term portion of the liability for postretirement benefits other than pensions is not significant.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE POST-RETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

PERIOD ENDED DECEMBER 31	2014	2013	2012
Service cost	$1.3	$1.4	$1.1
Interest cost	1.6	1.4	1.3
Amortization of prior service cost	(0.1)	(0.1)	(0.1)
Amortization of actuarial loss	(0.1)	(0.1)	(0.2)
Net periodic benefit cost	$2.7	$2.6	$2.1

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX ASSOCIATED WITH POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2014	2013	2014	2013
Net actuarial loss (gain)	$(0.7)	$(2.4)	$(1.7)	$(1.8)
Prior service cost (credit)	(17.3)	(0.2)	(0.0)	(0.0)

Total accumulated other comprehensive income recognized in the balance sheet	$(18.0)	$(2.6)	$(1.7)	$(1.8)

For measuring end-of-year obligations at December 31, 2014, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2014 and beyond. After 2014, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. This individual retiree subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 4.20% in 2014 and 5.05% in 2013. The average discount rate used in determining the postretirement benefit cost was 5.05% in 2014, 4.25% in 2013 and 4.60% in 2012.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2014. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net gain and prior service credit for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $(2.3) million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

POSTRETIREMENT BENEFITS	EXPECTED PAYMENTS
2015	$0.6
2016	$0.7
2017	$0.7
2018	$0.8
2019	$0.9
Years 2020 - 2024	$5.3

19. Segment Information

The Company has two operating segments (also known internally as reporting units): Passive Safety products (mainly various airbag and seatbelt products and components, including common electronic and sensing systems) and Active Safety products (radars, night vision systems and cameras with driver assist systems). The Company’s Active Safety operating segment represents less than 6% of the Company’s total sales in 2014. Due to the relative size of the Active Safety operating segment the Company has concluded that its operating segments met the criteria for combination for reporting purposes into a single reportable segment in 2014.

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2014: GM 14% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

In 2013: GM 14% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

In 2012: GM 15% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

NET SALES	2014	2013	2012
Asia	$3,097.9	$2,974.1	$2,752.2
Whereof: China	1,521.6	1,405.5	1,097.6
Japan	687.7	688.2	830.5
Rest of Asia	888.6	880.4	824.1
Americas	3,099.4	2,943.6	2,839.1
Europe	3,043.2	2,885.7	2,675.4
Total	$9,240.5	$8,803.4	$8,266.7

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product. For 2012, the Company has reclassified approximately $31 million in sales of Active Safety products from the Americas to Europe which is reflected in the table above. This reclassification had no change to net sales or total sales of Active Safety products.

External sales in the U.S. amounted to $2,269 million, $2,122 million and $2,073 million in 2014, 2013 and 2012, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $459 million, $488 million and $543 million in 2014, 2013 and 2012, respectively.

SALES BY PRODUCT	2014	2013	2012
Airbags and associated products1)	$5,951.3	$5,686.0	$5,392.0
Seatbelts and associated products	2,800.1	2,772.7	2,656.5
Active Safety products	489.1	344.7	218.2
Total	$9,240.5	$8,803.4	$8,266.7

1) Includes sales of steering wheels, passive safety electronics and inflators.

LONG-LIVED ASSETS	2014	2013
Asia	$696	$612
Whereof: China	391	277
Japan	98	106
Rest of Asia	207	229
Americas	1,906	1,927
Europe	705	744

Total	$3,307	$3,283

Long-lived assets in the U.S. amounted to $1,733 million and $1,741 million for 2014 and 2013, respectively. For 2014, $1,476 million (2013, $1,485 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

20. Earnings Per Share

The weighted average shares used in calculating earnings per share were:

	2014	2013	2012
Weighted average shares basic	92.1	95.5	93.5
Effect of dilutive securities:
stock options/share awards	0.3	0.4	0.3
equity units	—	—	1.3
Weighted average shares diluted	92.4	95.9	95.1

The number of shares outstanding increased on April 30, 2012 by 5.8 million due to the settlement of the remaining Equity Units. For 2012, 1.3 million shares were included in the dilutive weighted average share amount related to the Equity Units. Due to the settlement in April 2012 there is no effect in 2014 and 2013. For further information see Note 13.

There were no antidilutive shares outstanding for the years ended December 31, 2014 and 2013. In 2012 there were approximately 0.4 million common shares related to the Company’s Stock Incentive Plan, which were antidilutive and therefore not included in the computation of diluted EPS.

21. Subsequent Events

There were no other reportable events subsequent to December 31, 2014.

22. Quarterly Financial Data (unaudited)

2014	Q1	Q2	Q3	Q4
Net sales	$2,295.8	$2,383.0	$2,208.0	$2,353.7
Gross profit	445.3	464.2	426.4	467.9
Income before taxes	184.3	122.9	156.5	203.3
Net income	131.1	83.2	106.7	148.0
Net income attributable to controlling interest	130.3	82.8	106.5	148.2
Earnings per share
– basic	$1.39	$0.89	$1.16	$1.65
– diluted	$1.38	$0.89	$1.16	$1.65
Dividends paid	$0.52	$0.52	$0.54	$0.54

2013	Q1	Q2	Q3	Q4
Net sales	$2,135.0	$2,197.5	$2,119.0	$2,351.9
Gross profit	414.3	430.5	404.9	454.9
Income before taxes	170.1	192.7	176.6	194.6
Net income	125.1	139.4	124.9	100.5
Net income attributable to controlling interest	123.5	138.7	123.9	99.7
Earnings per share
– basic	$1.29	$1.45	$1.29	$1.05
– diluted	$1.29	$1.44	$1.29	$1.04
Dividends paid	$0.50	$0.50	$0.50	$0.50

EXCHANGE RATES FOR KEY CURRENCIES VS. U.S. DOLLAR

	2014	2014	2013	2013	2012	2012	2011	2011	2010	2010
	Average	Year end	Average	Year end	Average	Year end	Average	Year end	Average	Year end
EUR	1.327	1.218	1.328	1.374	1.285	1.322	1.390	1.292	1.321	1.323
CNY	0.162	0.161	0.162	0.165	0.159	0.160	0.155	0.159	0.148	0.151
JPY/1000	9.452	8.367	10.256	9.494	12.538	11.607	12.570	12.881	11.411	12.268
KRW/1000	0.950	0.913	0.914	0.949	0.888	0.937	0.904	0.863	0.864	0.883
MXN	0.075	0.068	0.078	0.077	0.076	0.077	0.080	0.071	0.079	0.081
SEK	0.146	0.128	0.153	0.154	0.148	0.153	0.154	0.144	0.139	0.147

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of net income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 19, 2015 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 19, 2015                         /s/ Ernst & Young AB

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of net income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2014 of Autoliv, Inc. and our report dated February 19, 2015 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 19, 2015                         /s/ Ernst & Young AB

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

TOTAL EQUITY RATIO

Total equity relative to total assets.

GROSS MARGIN

Gross profit relative to sales.

HCC

High-cost country (see pages 26-27 in the Annual Report for specification of our high-cost countries).

HEADCOUNT

Employees plus temporary, hourly personnel.

LCC

Low-cost country (see pages 26-27 in the Annual Report for specification of our low-cost countries).

LEVERAGE RATIO

Debt (cash) per the Policy in relation to EBITDA per the Policy (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 54 in the Annual Report for calculation of this non-U.S. GAAP measure.

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

Corporate Governance

This section should be read in conjunction with Autoliv’s proxy statement (the “Proxy Statement”), which contains a more complete explanation of the Company’s Corporate Governance, and will be available at www.autoliv.com in late March 2015. Please also refer to pages 51–54 about Risk Management and page 55 in the Annual Report about Internal Control in this Annual Report.

AUTOLIV IS A DELAWARE CORPORATION with its headquarters in Stockholm, Sweden. As a publicly traded U.S. corporation with its primary listing on the New York Stock Exchange (NYSE), the Company is subject primarily to U.S. state and federal regulations and NYSE corporate governance requirements. Autoliv also has a secondary listing of its Swedish Depository Receipts on the NASDAQ OMX Nordic. The Company has elected to primarily apply U.S. corporate governance rules, standards and best practices rather than those of Sweden, as further described in the Proxy Statement. In addition to, and consistent with, these statutory laws and regulations, Autoliv is governed by its own charter documents and internal standards and policies through its Restated Certificate of Incorporation, Second Restated By-laws, Corporate Governance Guidelines and Standards of Business Conduct and Ethics.

These charter documents and internal standards and policies guide and assist the Board of Directors (the “Board”) in the exercise of its responsibilities and reflect the Board’s commitment to fostering a culture of integrity and monitoring the effectiveness of policy and decision-making, both at the Board and management level. The Board views corporate governance as an integral part of the basic operations of the Company and a necessary element for long-term, sustainable growth in stockholder value.

STOCKHOLDERS’ MEETING

At the Annual Meeting of Stockholders, each stockholder is entitled to one vote for each share of common stock owned as of the record date specified in the Proxy Statement. Stockholders can vote via the Internet, telephone or by proxy cards.

Business to be conducted at an Annual Meeting of Stockholders shall only be that which has been properly brought before the Annual Meeting and in compliance with our Second Restated By-laws and Rule 14a-8 of the Exchange Act. For a stockholder proposal under Rule 14a-8 to be considered for inclusion in the proxy statement for our 2016 Annual Meeting, it must be received by us on or before November 24, 2015. If stockholders wish to present a proposal at our 2016 Annual Meeting but do not intend for the proposal to be included in our proxy statement, our Restated By-laws provide that we must receive the written notice at our principal executive offices no earlier than the close of business on February 5, 2016 and no later than the close of business on March 6, 2016.

THE BOARD

The Board is entrusted with, and responsible for, overseeing the business and affairs of the Company.

The Board monitors the performance of the Company in relation to its goals, strategy, competitors, and the performance of the Chief Executive Officer (CEO). The Board is allowed under our Corporate Governance Guidelines to choose its chairman in a way that it deems best for the Company. At this time, the Board believes that combining the CEO and Chairman roles facilitates the flow of information between the Board and the Company’s management and better enables the Board to fulfill its oversight role. In May 2014, the Board appointed George A. Lorch as Lead Independent Director. The duties of the Lead Independent Director can be found in the Company’s Corporate Governance Guidelines.

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

According to our Restated Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board. The Board believes that it should generally have no fewer than seven and no more than eleven directors. At the 2014 Annual Meeting of Stockholders, stockholders approved amendments to the Company’s Restated Certificate of Incorporation to declassify the Board and provide for the annual election of all directors. These amendments phase-in the declassification over a three-year period, as further explained in the Proxy Statement. Beginning with the 2015 Annual Meeting of Stockholders, directors will be elected to serve one-year terms and by the 2017 Annual Meeting of Stockholders, the entire Board will be elected annually.

DIRECTORS

Directors are expected to spend the time and effort necessary to properly discharge their duties and responsibilities. Accordingly, directors are expected to regularly attend meetings of the Board and committees on which they sit. Directors are also expected to attend the Annual Meeting of Stockholders.

The Board is responsible for filling vacancies on the Board that may occur between annual meetings of stockholders. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Nominating and Corporate Governance Committee will consider stockholder nominees for election to the Board if timely advance written notice of such nominees is received by the Secretary of the Company, as detailed in the Proxy Statement.

Nominees for director are selected on the basis of many factors, including (i) positions of leadership attained in the candidate’s area of expertise, (ii) business and financial experience, (iii) possession of demonstrated sound business judgment, (iv) expertise relevant to the Company’s lines of business, (v) independence from management, (vi) the ability to serve on standing committees and (vii) the ability to serve the interests of all stockholders. The Nominating and Corporate Governance Committee routinely considers board candidates with a broad range of educational and professional experiences from a variety of countries. The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the NYSE. Currently, all board members are independent, with the exception of the CEO. On an annual basis, the Board reviews the relationships that each director has with the Company to assess independence.

BOARD COMPENSATION

A director who is also an officer of the Company does not receive additional compensation for service as a director.

Board compensation is disclosed in the Proxy Statement together with the compensation of the CEO, CFO and other most highly-compensated executive officers, as required by SEC rules. Directors’ fees are the only compensation that the directors, including all of the members of the Audit Committee, can receive from Autoliv. Non-employee directors are required to hold one year’s annual fees worth of Autoliv’s common stock, and have a three year period to acquire such holdings.

BOARD MEETINGS

It is Autoliv’s policy to have five regularly scheduled meetings of the Board each year, with at least one regularly scheduled meeting each quarter.

The meetings of the Board generally follow a master agenda, which is discussed and agreed upon in coordination with the Lead Independent Director, but any director is able to raise any other issues or subjects. The Nominating and Corporate Governance Committee initiates an annual self-assessment of the Board’s and each committee’s performance. The results of such assessments are discussed with the full Board and each committee.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and are required to meet at least four times a year. The Lead Independent Director normally leads the executive sessions of the independent directors.

COMMITTEE MATTERS

All directors serving on board committees have been determined by the Board to be independent directors under U.S. regulatory rules. The committees operate under written charters, which are available on the Company’s website, and the standing committees issue yearly reports that are disclosed in the Proxy Statement.

There are three standing committees of the Board: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. In June 2011, the Board also formed a special Compliance Committee.

Audit Committee

The Audit Committee appoints, at its sole discretion (subject to stockholder ratification), the Company’s independent auditors to audit the Company’s annual financial statements. The Audit Committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors. Additionally, the Audit Committee:

•	reviews the annual audit and its scope, including the independent auditors’ letter of comments and management’s responses thereto;

•	reviews the practices with regard to risk oversight and risk management as part of its obligations under the NYSE’s listing standards;

•	reviews possible violations of Autoliv’s business ethics and conflicts of interest policies;

•	reviews any major accounting changes made or contemplated;

•	approves any related person transaction;

•	reviews the effectiveness and efficiency of Autoliv’s internal audit function; and

•	confirms that no restrictions have been imposed by Company personnel on the scope of the independent auditors’ examinations.

Each member of the Audit Committee possesses financial literacy and accounting or related financial management expertise.

Currently, one member, Robert W. Alspaugh (Chairman of the Audit Committee), has been determined to qualify as an audit committee financial expert.

Compensation Committee

The Compensation Committee advises the Board with respect to the compensation to be paid to the directors and senior executives and approves and advises the Board with respect to the terms of contracts to be entered into with the senior executives. The Committee also considers the advisory resolution at the Company’s annual meeting of stockholders to approve the compensation of the Company’s named executive officers, as detailed in the Proxy Statement.

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

The Board is also responsible for ensuring that satisfactory systems are in place for the education, development and succession of senior and mid-level management.

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

Reports can be made to Autoliv’s Compliance Officer or legal department (for contact information see page 88 in the Annual Report), or by using the Autoliv Helpline – a multilingual service where reports can be made anonymously, without fear of retaliation, 24 hours a day, 7 days a week, by phone or online at http://helpline.autoliv.com.

Board of Directors

Jan Carlson

Born 1960. President and CEO. Chairman since May 2014 and Director since 2007. Elected until 2017. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech.Director of BorgWarner Inc. and Trelleborg AB. M.Sc.

Robert W. Alspaugh

Born 1947. Director since 2006. Elected until 2016. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. Director of Ball Inc. and Verifone Holdings. BBA.

Aicha Evans

Born 1969. Director since Feb. 2015. Elected until 2015. Corporate Vice President of the Platform Engineering Group and General Manager of the Wireless Platform Research and Development Group of Intel. Former Corporate Vice President of the Mobile and Communications Group of Intel. Formerly served in various positions at Rockwell Semiconductors, Conexant and Skyworks. B.Sc.

David E. Kepler

Born 1952. Director since Feb. 2015. Elected until 2015. Former Executive Vice President, Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Appointed to the U.S. National Infrastructure Advisory Council. Director of the Teradata Corporation and the TD Bank Group. Trustee of the University of California, Berkeley Foundation. B.Sc.

Franz-Josef Kortüm

Born 1950. Director since 2014. Elected until 2016. Former CEO of Webasto SE and Audi AG. Vice Chairman of the Supervisory Board of Webasto. Chairman of the Advisory Board of Brose Fahrzeugteile GmbH & Co. KG. Member of the Supervisory Board of Wacker Chemie. Former Member of the Supervisory Board of Schaeffler AG. MBA-equivalent degree in Business Administration from the Universität Regensburg.

Xiaozhi Liu

Born 1956. Director since 2011. Elected until 2015. CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. Former Chairman of the Board of NeoTek China. Former Director of Viryd Technologies. Former CEO and Vice Chairman of Fuyao Glass Industry Group Co Ltd. Former Chairman & CEO of General Motors Taiwan. Former CTO and Chief Engineer of GM China. B.Sc., M.Sc., Ph.D.

George A. Lorch

Born 1941. Director since 2003. Elected until 2015. Former Chairman, President and CEO of Armstrong World Industries. Lead Independent Director of Pfizer, Inc. Director of WPX Energy, Inc. and Masonite International Corporation. B.Sc.

James M. Ringler

Born 1945. Director since 2002. Elected until 2017. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Chairman of Teradata Corp. Director of Dow Chemical Company, FMC Technologies Inc. and JBT Corporation. B.Sc. and MBA.

Kazuhiko Sakamoto

Born 1945. Director since 2007. Elected until 2015. Former President of Marubeni Construction Material Lease Co. Ltd, an affiliate of Marubeni Corporation, for which he served as Counselor and senior corporate advisor. Currently an advisor at Pasona, Inc. Graduate of Keio University and participant of the Harvard University Research Institute for International Affairs.

NAME	SHARES1)	RSU’S1)	OPTIONS1)	TOTAL1)
Board of Directors
Jan Carlson	77,861	20,152	26,562	124,575
Robert W. Alspaugh	4,344	–	–	4,344
Aicha Evans	–	–	–	–
David E. Kepler	–	–	–	–
Franz-Josef Kortüm	456	–	–	456
Xiaozhi Liu	1,953	–	–	1,953
George A. Lorch	2,366	–	–	2,366
James M. Ringler	3,027	–	–	3,027
Kazuhiko Sakamoto	1,953	–	–	1,953

SUBTOTAL	91,960	20,152	26,562	138,674

1) Number of shares, RSUs and stock options as of February 17, 2015. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden.

For presentations of the Directors, please refer to our filings, including in our proxy statement, on file with the U.S. Securities and Exchange Commission (SEC) and available at www.sec.gov, or www.autoliv.com

Executive Management Team

Jan Carlson

Chairman, CEO & President.

Born 1960. Employed 1999.

Henrik Arrland

Group VP, Purchasing.

Born 1967. Employed 2011.

George Chang

President, Passive Safety.

Born 1964. Employed 1997.

Karin Eliasson

Group VP, Human Resources.

Born 1961. Employed 2014.

Steven Fredin

Group VP, Sales & Engineering.

Born 1962. Employed 1988.

Thomas Jönsson

Group VP, Corporate Communications.

Born 1966. Employed 2013.

Johan Löfvenholm

Group VP, Product & Process Development.

Born 1969. Employed 1995.

Svante Mogefors

Group VP, Quality.

Born 1955. Employed 1996.

Jonas Nilsson

President Autoliv Europe.

Born 1971. Employed 2014.

Fredrik Peyron

Group Vice President Legal Affairs, General Counsel and Secretary.

Born 1967. Employed 2015.

Steve Rodé

Interim President, Electronics.

Born 1961. Employed 2002.

Mats Wallin

Chief Financial Officer,

Group VP, Finance.

Born 1964. Employed 2002.

NAME	SHARES1)	RSU’S1)	OPTIONS1)	TOTAL1)
Executive Management Team
Jan Carlson	77,861	20,152	26,562	124,575
Henrik Arrland	–	5,699	7,383	13,082
George Chang	1,162	6,745	9,362	17,269
Karin Eliasson	150	1,139	3,418	4,707
Steven Fredin	2,333	6,745	13,468	22,546
Thomas Jönsson	–	4,266	7,723	11,989
Johan Löfvenholm	–	5,699	8,817	14,516
Svante Mogefors	6,869	5,699	21,205	33,773
Jonas Nilsson	–	2,851	8,551	11,402
Fredrik Peyron	–	1,139	3,418	4,557
Steve Rodé	2,715	2,787	3,680	9,182
Mats Wallin	5,508	7,741	15,652	28,901

SUBTOTAL	96,598	70,662	129,239	296,499

GROSS TOTAL2)	110,697	70,662	129,239	310,598

1) Number of shares, RSUs and stock options as of February 17, 2015. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden.

2) Gross total for all listed directors and executives.

For presentations of the Executive Management Team, please refer to our filings, including in our proxy statement, on file with the U.S. Securities and Exchange Commission (SEC) and available at www.sec.gov, or www.autoliv.com

Contact Information & Calendar

AUTOLIV INC.

Visiting addresses:

Klarabergsviadukten 70, Section C, 6th floor

and Vasagatan 11, Stockholm, Sweden

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

E-mail: mediacontact@autoliv.com

ACKNOWLEDGEMENTS

Concept and Design: PCG Stockholm, Sweden

Illustrations: Borgs Ingenjörsbyrå, Sweden

Photos: Lars Trangius, Niklas Maupoix, Getty Images

The raw material of this report supports responsibly managed forests.

2015 FINANCIAL CALENDAR

DATE	EVENT
April 22, 2015	Q1 Report
May 5, 2015	Shareholder AGM
July 17, 2015	Q2 Report
October 23, 2015	Q3 Report

2015 PRELIMINARY DIVIDEND PLAN

PERIOD	RECORD DATE	PLANNED PAYMENT DATE
1st quarter	February 19	March 5
2nd quarter	May 20	June 4
3rd quarter1)	August 20	September 3
4th quarter1)	November 18	December 3

1) If declared by the Board of Directors.

Selected Financial Data

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	20141)	20131,5)	20121)	20111)	20101)
Sales and Income
Net sales	$9,240	$8,803	$8,267	$8,232	$7,171
Operating income	723	761	705	889	869
Income before income taxes	667	734	669	828	806
Net income attributable to controlling interest	468	486	483	623	591

Financial Position
Current assets excluding cash	2,607	2,582	2,312	2,261	2,101
Property, plant and equipment, net	1,390	1,336	1,233	1,121	1,026
Intangible assets (primarily goodwill)	1,661	1,687	1,707	1,716	1,722
Non-interest bearing liabilities	2,400	2,364	2,162	2,102	2,001
Capital employed	3,504	3,489	3,415	3,257	3,066
Net debt (cash)	62	(511)	(361)	(92)	127
Total equity	3,442	4,000	3,776	3,349	2,939
Total assets	7,443	6,983	6,570	6,117	5,665
Long-term debt	1,521	279	563	364	638

Share data
Earnings per share (US$) – basic	5.08	5.09	5.17	6.99	6.77
Earnings per share (US$) – assuming dilution	5.06	5.07	5.08	6.65	6.39
Total parent shareholders’ equity per share (US$)	38.64	42.17	39.36	37.33	32.89
Cash dividends paid per share (US$)	2.12	2.00	1.89	1.73	0.65
Cash dividends declared per share (US$)	2.14	2.02	1.94	1.78	1.05
Share repurchases	616	148	—	—	—
Number of shares outstanding (million)2)	88.7	94.4	95.5	89.3	89.0

Ratios
Gross margin (%)	19.5	19.4	19.9	21.0	22.2
Operating margin (%)	7.8	8.6	8.5	10.8	12.1
Pretax margin (%)	7.2	8.3	8.1	10.1	11.2
Return on capital employed (%)	21	22	21	28	28
Return on total equity (%)	12	13	14	20	22
Total equity ratio (%)	46	57	57	55	52
Net debt to capitalization (%)	2	N/A	N/A	N/A	4

Days receivables outstanding	71	70	66	67	69
Days inventory outstanding	32	31	30	32	32

Other data
Airbag sales3)	5,951	5,686	5,392	5,393	4,723
Seatbelt sales4)	2,800	2,773	2,657	2,679	2,363
Active safety sales	489	345	218	160	85
Net cash provided by operating activities	713	838	689	758	924
Capital expenditures, net	453	379	360	357	224
Net cash used in investing activities	(453)	(377)	(358)	(373)	(297)
Net cash provided by (used in) financing activities	226	(318)	(91)	(223)	(529)
Number of employees, December 31	50,800	46,900	41,700	38,500	34,600

1) Costs in 2014, 2013, 2012, 2011 and 2010 for capacity alignments and antitrust matters reduced operating income by (millions) $120, $47, $98, $19, and $21, respectively, and net income by (millions) $84, $33, $71, $14 and $16. This corresponds to 1.4%, 0.6%, 1.2%, 0.2% and 0.3% on operating margins and 0.9%, 0.4%, 0.9%, 0.2% and 0.2% on net margins. The impact on EPS was $0.91, $0.34, $0.74, $0.15 and $0.17 while return on total equity was reduced by 2.2%, 0.8%, 1.8%, 0.4% and 0.6% and for the same five year period. 2) At year end, net of treasury shares. 3) Incl. passive electronics, steering wheels, inflators and initiators. 4) Incl. seat components until a June 2012 divestiture. 5) Includes adjustments for a non-cash, non-recurring valuation allowance for deferred tax assets of $39 million on net income and capital employed, and $0.41 on EPS and total parent shareholder equity per share.

EVERY YEAR, AUTOLIV’S PRODUCTS

SAVE OVER 30,000 LIVES

www.autoliv.com