Form 10-K, Exhibit 13
period 2015-12-31
AUTOLIV INC
filed 2016-02-19
CIK 1034670

ANNUAL REPORT 2015

CONTENT1)

3	Who we are, what we do
4	Targets
5	2015 in Summary
6	President’s Letter
8	Guiding Principles
9	Our Strategies
10	Quality
12	One Product One Process
14	Innovation
16	Safety Systems
22	The Future
26	People
28	Global Presence
30	Market & Competitors
32	Customers
34	Sustainability
38	Shareholders
40	Share Performance
43	Management’s Discussion and Analysis
60	Consolidated Statements of Net Income
60	Consolidated Statements of Comprehensive Income
61	Consolidated Balance Sheets
62	Consolidated Statements of Cash Flows
63	Consolidated Statements of Total Equity
64	Notes to Consolidated Financial Statements
86	Auditor’s Reports
87	Glossary and Definitions
88	Corporate Governance
90	Board of Directors
91	Executive Management
92	Contact Information & Calendar
93	Selected Financial Data

1)	See page in Annual Report.

READER’S GUIDE

Autoliv, Inc. is incorporated in Delaware, U.S.A, and follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures, see page 45 and page 58 in the Annual Report. All amounts in this annual report are in U.S. dollars unless otherwise indicated.

“We”, “the Company” and “Autoliv” refer to “Autoliv Inc.” as defined in Note 1 “Principles of Consolidation” on page 64 in the Annual Report. For forward-looking information, refer to the “Safe Harbor Statement” on page 59 in the Annual Report.

Data on markets and competitors are Autoliv’s estimates (unless otherwise indicated). The estimates are based on orders awarded to us or our competitors or other information put out by third parties as well as plans announced by vehicle manufacturers and regulatory agencies.

FINANCIAL INFORMATION

Every year, Autoliv publishes an annual report and a proxy statement prior to the Annual General Meeting of Shareholders, see page 40 in the Annual Report.

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

The annual and quarterly reports, the proxy statement and Autoliv’s filings with the SEC as well as the Company’s Corporate Governance Guidelines, Charters, Code of Conduct and other documents governing the Company can be downloaded from the Company’s corporate website. Hard copies of the above-mentioned documents can be obtained free of charge from the Company at the addresses on page 92 in the Annual Report.

Saving More Lives

Who we are, what we do

While human suffering cannot be measured, monetary costs to society from automobile accidents are estimated in the hundreds of billions of dollars each year for health care, rehabilitation and loss of income.

Quality, innovation and focus on Saving Lives have been the hallmarks of Autoliv from its inception more than 60 years ago. Our products now save over 30,000 lives every year and prevent ten times as many severe injuries. The next step is to further reduce road traffic accidents with active safety systems that assist the driver to avoid an accident or reduce the speed of impact, thereby substantially mitigating the severity of injuries. In the future, these active safety systems will form the basis for automated driving.

Autoliv, Inc. is incorporated in the state of Delaware, and its global headquarter is located in Stockholm, Sweden.

We are a Fortune 500 Company and the world’s largest automotive safety supplier with sales to all of the leading car manufacturers in the world. We develop, manufacture and market protective systems such as airbags, seatbelts, steering wheels, passive safety electronics and active safety systems including radar, night vision and camera vision systems. We also produce pedestrian protection systems and child seats.

In 2015 Autoliv took the next step in globalizing the company by introducing two operating segments; passive safety and electronics, highlighting the increasing importance of electronics for the future of automotive safety. In addition, global product lines which will further drive the globalization of products and processes were introduced.

In 2015 our global passive safety market share was 39%. We produced more than 145 million seatbelts and around 140 million airbags. Statistically, there were almost two seatbelts and more than 1.5 airbags from Autoliv in every vehicle produced globally, despite many vehicles not having airbags.

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

Organic Sales

Grow at least in line with our market.

Definition on page 45 in the Annual Report.

(Non-U.S. GAAP measure).

In 2015, Autoliv’s organic sales grew by 8%, faster than our underlying automotive safety market, which grew by 5%. Sales growth was particularly strong in North America and Europe both growing by 10% partly due to the active safety products growing by 31%.

Leverage Ratio

Around 1 time within the range of 0.5 to 1.5 times. Definition on page 87 in the Annual Report.

(Non-U.S. GAAP measure).

In 2013, we revised our leverage ratio (see page 58 in the Annual Report) target to the level we deem most effective to handle the inherent risks and cyclicality of our business. Our target ratio is around one time, within a range of 0.5 to 1.5 times. By the end of 2015, Autoliv had net debt of $202 million. The leverage ratio was 0.4. In 2015, we repurchased shares for $104 million.

Operating Margin

8 – 9% over the business cycles

(Non-U.S. GAAP excluding antitrust matters).

In 2015, Autoliv achieved an adjusted operating margin according to our long-term targets, which includes capacity alignment, but excludes antitrust related costs, of 8.8%. The main positive factor affecting the operating margin was strong sales growth.

Earnings Per Share

Grow adjusted EPS faster than organic sales growth.

(Non-U.S. GAAP excluding antitrust matters).

In 2015 adjusted EPS (excluding antitrust related costs) grew by 5%, which was approximately 3 percentage points less than the organic sales increase. Operating profit was higher and the number of outstanding shares was fewer. These positive effects were more than offset primarily by higher costs for capacity alignments.

2015 in Summary

2015 was characterized by continued strong organic growth and cash flow combined with investments for the future.

31% organic growth in active safety1)

$751m in operational cash flow

$300m in direct shareholder returns

8% organic sales growth1)

39% market share in the global passive safety market

$450m of CAPEX, supporting growth

1) Non-U.S. GAAP measure see page 45 in the Annual Report for reconciliation.

Strong Organic Sales Growth

In 2015, consolidated sales were $9,170 million. Excluding negative currency translation effects and positive M&A effects from our recent acquisition, Autoliv grew 8% organically, making it the sixth consecutive year with organic sales growth.

AUTOLIV 2015 / PRESIDENTS LETTER

Dear Shareholder,

2015 was a year of rapid growth and solid execution for Autoliv. In a year characterized by numerous external changes, we successfully exceeded our growth and margin expectations and delivered solid shareholder returns. We also executed on our mergers and acquisition strategy, signing agreements that will allow us to further expand our future product portfolio.

Our organic sales grew by 8% in a year during which light vehicle production (LVP) increased by 1.5%. This marked the third consecutive year in which Autoliv outgrew light vehicle production by at least two-to-one. The year was also characterized by balanced growth, with Europe, North America and Active Safety making particularly strong contributions. In Active Safety, we surpassed $600 million in sales, beating our original 2015 active safety sales target by more than $100 million. Our returns to shareholders totaled $300 million and we made progress in creating an effective balance sheet, exiting 2015 with a leverage ratio of 0.4.

We achieved all of this by working together as one team, and I would like to thank each and every one of our 64,000 associates for their dedication and commitment to Autoliv.

QUALITY FIRST

Autoliv’s strategy rests on three pillars: quality, one product-one process and innovation. Quality must always come first. 2015 marked another year of record-breaking recalls in the automotive industry and as the world leader in automotive safety, putting quality first is our only possible way forward. This focus on quality has been a key contributor to our market-leading position in passive safety, where we now command a market share of nearly 40%. At the same time, we were involved in only about 1% of the safety-related recalls in the industry; an important indicator that we are delivering on our quality strategy. We are now taking the next steps in our quality development, focusing on achieving zero defects in our operations. We are also developing solutions for the future under the “Real Life Safety” concept. This concept takes the real-world traffic situations experienced by today’s and tomorrow’s drivers into account, rather than focusing exclusively on the requirements contained in rules and regulations. This allows us to deliver solutions that work, in all conditions, for all drivers. This approach is particularly important in the relatively new field of preventive safety, where we aim to avoid accidents by using active safety technologies, such as cameras and radars.

We are also continuing to invest in our manufacturing capability, as well as our technology and product portfolio in order to maintain and further strengthen our leadership position. Together, these actions will dramatically reduce fatalities and injuries and advance us toward our ambition of saving 150,000 lives annually.

We do this while keeping all of our stakeholders in mind: our shareholders, to whom we strive to deliver solid returns in a sustainable way; our customers, to whom we provide world-leading products and solutions that help them to design and produce the safest and most innovative vehicles in the world; the car-driving public, to whom we provide the security of sitting in a car with world-leading safety products; our employees, to whom we strive to provide a safe, leading work environment and opportunities to grow and develop; and society as a whole, which we help to save more than 30,000 lives and prevent ten times as many serious injuries every year. All of this is done in a manner that takes sustainability and the environment into account. (Read more about this in our expanded sustainability section on pages 34-37 in the Annual Report.)

2015 IN REVIEW

Our continued strong organic growth shows the underlying strength of our growth strategy. 2015 was different from previous years. China, one of our strongest growth drivers in previous years, experienced a period of stagnating LVP growth around mid-year and we had to implement swift measures in order to maintain our efficiency. We were also affected by various specific factors, such as a temporarily unfavorable product mix. Underpinned by government stimuli, growth returned in the latter part of the year and we were able to capture our fair share by growing nearly 12% organically in China in the fourth quarter.

Another important driver in 2015 was the sale of inflators used to replace faulty ones provided by another supplier. In 2015, sales of these inflators contributed more than 1% to our organic growth. The situation continues to evolve and we expect to deliver replacement inflators at least into 2017.

It was also encouraging to see European vehicle production returning to growth in 2015. Driven by year-over-year increases in light vehicle sales, production in Western Europe grew by 7%, allowing us to deliver healthy organic growth of nearly 10% in Europe.

We continued to enjoy significant growth in active safety. In previous years, Europe was essentially the sole growth driver for active safety, but we are now seeing growth driven by the US, as well as signs of increasing active safety sales in Japan and initial sales in China.

In our operations, we continued to implement the capacity alignment program in Europe. We expect 2015 to be the last year to be charged with exceptional costs for our European restructuring program and we will now focus our efforts in the years ahead on completing the plan.

We are continuing to make significant investments in manufacturing infrastructure and technology. We firmly believe this to be the right strategy for meeting the growing demands in passive safety, as well as securing long-term, sustainable new business in active safety as demand shifts toward higher automation in vehicles and ultimately, autonomous driving. We are well positioned and we continue to build our business proposition brick by brick.

As part of our efforts to add technology building blocks for the future, we implemented our M&A strategy. Over the course of the year, we signed an agreement with Volvo Car Corporation for important intellectual property that provides us with advanced active safety features. We also acquired the automotive safety business of MACOM, which provides positioning-related technologies. Again, this gives us access to key technologies for the next generation of active safety-related products. In September, we entered into a preliminary joint venture agreement with Nissin Kogyo (closure expected around the end of the first quarter of 2016), a Japanese supplier of brake and brake control systems. This arrangement will provide Autoliv with a firm foothold in this area, something that has been a strategic priority for some time.

SHAREHOLDER RETURNS

In 2015, the S&P index declined by around 1%, and the OMX all shares index in Stockholm, where Autoliv’s SDRs are listed, increased by 6%. The Autoliv share outperformed the respective indexes by 18% and 22%, respectively. Autoliv returned a total of $300 million to its shareholders through share repurchases and regular quarterly dividends. We continued to manage our leverage to achieve an effective balance sheet and, after exiting the year with a leverage ratio of 0.4, we intend to continue to manage our leverage within our communicated range of 0.5 to 1.5 times net debt to EBITDA, which we believe to be an effective long-term capital structure for the company.

DELIVERING ON END-OF-DECADE TARGETS

Our core focus now is to execute according to the plan laid out at our Capital Markets Day in October 2015. This includes delivering on our end-of-decade targets:

•	Become a $12 billion company with an ambition to grow up to $15 billion1);

•	Improve overall operating margins towards the end of the decade2); and

•	Grow earnings per share faster than sales3).

In 2016, with zero defects as our direction, particular focus will be placed on the next steps in our quality development: continued growth; rapid technology and corresponding R&D investments in active safety to support a shift toward autonomous driving; continued strong execution in our passive-safety business to capture further market shares; and integration of the strategically important M&A initiatives launched in 2015, which include welcoming new employees to the Autoliv family.

OUTLOOK FOR 2016

According to IHS, global LVP is expected to grow by 3.1% in 2016. Autoliv anticipates full-year organic sales growth of about 5%. Consolidated sales are expected to grow by more than 2%, since effects from currency translations are expected to be negative in an amount of about 3%. The expectation for the adjusted operating margin is more than 9%, excluding costs for capacity alignments and antitrust matters. This outlook excludes any effects from the planned joint venture with Nissin Kogyo.

We are continuing to execute our long-term plan for the future, our vision “Saving More Lives” and our mission “Being the leading safety systems supplier for the future car, well integrated with autonomous driving, these focus areas motivates and moves us forward”.

Yours sincerely,

Jan Carlson

Stockholm, February 19, 2016

For a discussion of the non-U.S. GAAP measure discussed above, see page 45 in the Annual Report.

1) Based on August 2015 LVP outlook, FX-rates and pricing pressure and recently announced transactions.

2) Excluding costs related to antitrust matters.

3) Excluding costs related to antitrust matters, includes planned Nissin Kogyo Joint Venture.

AUTOLIV 2015 / GUIDING PRINCIPLES

Our Guiding Principles

OUR VISION

Saving More Lives

OUR MISSION

To be the leading supplier of Safety Systems for the Future Car, well integrated with Autonomous Driving.

OUR VALUES

One Autoliv

We execute our work while always considering the value to our customers and impact to our entire company. We respect and rely on one another and all our stakeholders for exceptional results. We work together and value the power of teamwork.

Transparent

Our actions and behaviors are guided by integrity, openness and what is in the best interest of our company, customers, employees, shareholders and the society.

Innovative

Our passion for saving lives drives us to constantly seek new solutions and improve existing products and processes to create unique selling points. We dare to lead with a focus beyond tomorrow and take opportunities to learn and grow.

Agile

We are flexible and clever in anticipating change, adapting quickly and finding ways to optimize operational excellence at all times.

AUTOLIV 2015 / OUR STRATEGIES

Our Strategies

Quality

Zero defects by flawless execution

One Product – One Process

To improve cost effectiveness and robustness

Innovation

To create unique selling points

AUTOLIV 2015 / QUALITY

Quality

Autoliv’s primary goal is to Save Lives. Our products never get a second chance. This is why we can never compromise on quality.

IN ADDITION TO OUR PRIMARY GOAL of Saving Lives, quality is key to our financial performance and future success. Quality excellence is critical for winning new orders, preventing recalls and maintaining low scrap rates. The unprecedented number of recalls in 2014 continued at an even higher pace in 2015. Therefore, being the quality leader in all aspects of our business is the right and only strategy.

This pursuit of excellence is a continuous improvement process, driven by our ability to anticipate and respond to the challenges of a rapidly changing automotive industry. Related to the airbag inflator quality issues with another supplier, in 2015 we entered additional agreements with OEMs for shorter and longer term supply capacity. We see this as a vote of confidence for our quality track record.

Q5 – OUR ZERO DEFECT CULTURE

Although quality has always been paramount in the automotive industry, vehicle manufacturers and car buyers have become even more quality focused with no tolerance for deviations. As people’s lives depend on our safety products, we strive towards zero defects in everything we do.

To continue to improve our own quality, we are running a program called “Q5” for shaping a proactive quality culture of zero defects. It is called Q5 because it addresses quality in five dimensions: customers, products, suppliers, growth and behavior.

The goal of Q5 is to firmly tie together quality with value in all our processes and for all our employees, thereby leading to the best value for all our customers. By developing the right skills and abilities of our people, we create a proactive culture and a behavior promoting “living” zero defects.

FLAWLESS PRODUCTS AND DELIVERIES

In our pursuit of excellence we have developed a chain of four “defense lines” against quality issues (see illustration on next page) that consist of 1) robust product designs, 2) flawless components from internal and external suppliers, 3) manufacture of flawless products with a systems for verifying that our products conform with specifications, and 4) an advanced traceability system in the event of a recall together with Yokoten, our system to capture and apply “lessons learned” to ensure robust improvements throughout the organization. These “defense lines”, in combination with our Q5 behaviors, should deliver flawless products in-time to our customers.

When quality deviations occur, they very rarely affect the protection provided by our products. Most of the deviations are due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, color and texture nuance on steering wheels as well as other products where the look and feel is important to the car buyer.

OUR QUALITY PERFORMANCE

We always challenge ourselves to achieve even better quality performance. In our product conformity verifications, we register all deviations of customer deliveries and include them in our quality measure—the number of non-conforming events. Thanks to our Q5 program, we have successfully reduced the number of non-conforming events since 2010 by 45% despite the challenge of much higher sales volumes.

To totally eliminate customer complaints, scrap and rework of our products, we strive towards zero defects in our production. In 2014, we started to see some of our production lines achieving zero defects, showing that our zero defects philosophy is real and achievable. In 2015, we continued zero defects roll-out applying our methodology and learnings globally. During the year, we have seen a significant increase in lines achieving zero defects.

Our journey continues in 2016.

SUPPLY BASE QUALITY IMPROVEMENTS

In our pursuit of zero defects, it is critical to prevent non-conforming components from entering our manufacturing plants. This is one of the most important “lines of defense” against quality issues. As a result we see year over year a clear reduction in the number of supplying non-conforming components.

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

In 2015, we increased our efforts in this area with more focus on global supplier development.

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

4. AFTER DELIVERY

As we maintain an advanced product traceability system we are able to trace and limit batches of potentially defect parts in an effective way. We also maintain an effective change-management system as any change of a product or process can potentially create problems. Through lessons learned we can take advantage of experiences to make a difference in future projects and help them to succeed.

AUTOLIV 2015 / ONE PRODUCT ONE PROCESS

One Product One Process

Through effective standardization and application of lessons learned we create customer and shareholder value. It is driven by reduced complexity in engineering, purchasing and manufacturing.

Our One Product One Process (“1P1P”) strategy towards global standardization picked up momentum in 2015 with the new operating model in place. The objective is to improve management of our cost base by reducing complexity in our products, components and manufacturing processes. Doing this, we aim to:

•	Improve total cost to increase profitability;

•	Apply lessons learned to increase robustness and prevent incidents; and

•	Create increased customer satisfaction and value.

With 1P1P we drive standardization and cost reduction in our core products and customer features without sacrificing the need for customer variations in our product designs. Day-to-day 1P1P is executed with a global mindset in the areas of product design (One Product), supplier management (Global Sourcing) and knowledge transfer within Autoliv and our partners (Lessons Learned). The standardization process is driven by global cross functional teams with the authority and responsibility to manage one or several product families. This ensures that best practices, lessons learned and other product related knowledge is properly and efficiently collected, transferred and applied into product and production for both existing products and new customer developments throughout Autoliv and to our partners. The standardization decision is based on the total cost of the life time business case and the reduced complexity also allows us to optimize logistics and supply chain management.

Besides translating Autoliv’s vision into reality, 1P1P supports our annual cost efficiency targets:

•	Consolidate supply base through global sourcing to optimize cost without compromising service and knowledge

•	Reduce direct material costs by at least 3%

•	Improve labor productivity by at least 5%

CONSOLIDATE THE SUPPLY BASE

Through 1P1P we can more efficiently focus on global sourcing to gain leverage and optimize our supplier footprint in order to improve quality, and reduce risk and cost. In 2015, we reduced number of suppliers by 10%. We targeted to reduce the number of supplier groups to 1,000 by the end of 2016 from the peak of 1,600.

REDUCE DIRECT MATERIAL COSTS

Approximately half of our revenues are spent on direct materials (DM) from external suppliers. The raw material content in these components costs currently represents 50% of the direct material cost, while the other 50% represents the value added by our supply base (for more details, see “Component Costs” on page 55 in the Annual Report).

Our strategy to mitigate higher commodity prices is to develop more cost-efficient designs, for example by replacing steel with reinforced plastics. This often reduces weight, an important added advantage in the continuing pursuit for more fuel efficient vehicles.

By standardizing components we reduce complexity and gain cost advantages. By doing this we have met our direct material cost reduction target of at least 3% every year, except in 2011 when steel prices increased significantly. In 2015, the estimated net savings for direct materials were 4.4%.

LABOR PRODUCTIVITY IMPROVEMENTS

After direct materials, the second most important cost element is wages, salaries and other labor costs. In 2015, these costs corresponded to 21.7% of sales, a slight decrease from the 22.0% experienced in 2011. Despite higher vertical integration and R,D&E spending, this ratio has remained virtually flat due to reduction achieved by continuous productivity improvements, growth, restructuring of operations and by transfer of production and R,D&E to Best Cost Countries (“BCC”).

We measure direct labor productivity in LMPU (labor minutes per produced unit). This measure is often affected by shifting production to BCC where more labor intensive manufacturing processes typically are used (although the productivity in individual BCC may improve rapidly). Despite this, we have achieved LMPU reductions of approximately 6% every year during the last five-year period outpacing our target of at least 5% each year.

Manufacturing in BCC could offer significant cost saving as average BCC headcount cost for direct personnel is only 20% of HCC headcount cost. With over 80% of our direct workers already in BCC, we continue to align our operations to the markets and expect headcount to increase more in BCC than in HCC. However, offsetting costs required for producing in one country and selling in another (such as freight and duty costs) as well as the value to stay close to the customer should be considered in addition to the labor cost difference when taking decisions on new manufacturing locations.

Through automation and introduction of higher value added products (for instance in active safety) we should continue to be competitive in HCC and support our customers with manufacturing close to their assembly plants in North America, Western Europe and Japan. Going forward we also foresee a higher degree of automation in BCC to compensate for increasing labor and component costs.

AUTOLIV 2015 / INNOVATION

Innovation

Thanks to the innovative spirit among all our employees, Autoliv continues to be the undisputed leader in automotive safety. Today, Autoliv has more than 6,000 people, or 9% of all its associates, engaged in Research, Development and Engineering (R,D&E).

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

We have more than 6,000 people in Research, Development and Application Engineering (R,D&E), an increase of more than 500 compared to 2014. The increase is mainly related to active safety engineering to support continued growth and to develop new life saving products.

Through technology partnerships, licensing agreements and M&A, we bring additional know-how in-house to fuel unique and thorough product expertise into our own decision making process. In this way, intimate knowledge of core technologies like IR sensing (Neonode) and GPS technologies (MACOM) become part of our own engineering DNA to help us save more lives.

Our strategic ambition is to invest in RD&E for growth, mainly in active safety engineering and particularly in automotive software engineering talent. At the same time, we continuously innovate to achieve higher efficiency in our engineering processes through 1P1P, mainly in our core passive engineering and we have increased our investments in this area in 2015.

Our Research (R) is focused on looking ahead to future opportunities to save more lives and is conducted at our Swedish Safety Center. We also provide funding for a number of scientists at universities and independent research institutes to work on special projects. We use accident databases (such as NASS-CDS in the U.S., as well as GIDAS in Europe and CIDAS in China) to identify the types of traffic accidents and injuries to which we might apply Autoliv’s safety expertise. We are actively engaged in establishing and populating similar databases in China and India. Our goal is to determine any special safety product needs in these two major markets. We also draw on our crash tests and trials, as well as on the vast expertise our specialists have gathered over many years.

Our corporate development projects (D) in passive safety are assigned to our leading tech centers in China, France, Germany, Japan, South Korea, Sweden and the United States. For electronics development projects, we have technical centers in the U.S., Sweden, France, Germany, Romania and Japan.

Our application engineering projects (E) are completed in our tech centers in proximity to customers and in close cooperation with the manufacturing units. Autoliv has thousands of R,D&E projects, the vast majority (and associated costs) in application engineering to support the development of new vehicle models. No single customer project accounts for more than 2% of Autoliv’s total R,D&E spending.

BOOSTING INNOVATIONS

We continue developing our program to drive and capture the innovative spirit among all employees. The program does not only focus on new products but more on capturing “small” innovations from the people most familiar with the company’s products and processes. We have also initiated activities to support certain new industry entrants to explore and capture new ideas that potentially can enhance our real life safety offering. Crowd-sourcing of innovative ideas through break-through workshops and external challenges is one initiative. These initiatives began with an internal focus and now we apply “lessons learned” and “best practices” to go externally with a few selected partners and projects.

INVESTMENTS

During 2015, we decreased R,D&E expenses, net by $12 million. At comparable currency rates, the increase in R,D&E net was more than $30 million, mainly to increase our engineering capability in Asia and to further accelerate our efforts in active safety, thereby reinforcing our long-term commitment to innovation and technology.

Gross expenditures for R,D&E amounted to $677 million in 2015, compared to $682 million in 2014, which corresponded to 7.4% of sales both in 2015 and 2014.

Of these amounts, $153 million in 2015 and $147 million in 2014 related to engineering projects and crash tests that were paid by vehicle manufacturers, safety authorities, auto magazines and other external customers.

Net of this income, R,D&E expenditures amounted to $524 million in 2015 and $536 million in 2014, or 5.7% and 5.8% of sales.

Of the gross R,D&E expense in 2015, 73% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 27% was not only for completely new innovations but also for improvements of existing products, standardization and cost reduction projects. Our commitment to technological leadership is evidenced by our strong patent position.

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

Real Life Safety

- The Road to Saving More Lives

Saving more lives on the road is a key health priority as our world grows and develops. But a population increasingly living in growth markets and megacities creates new complexities. To meet this challenge, we need to develop safety solutions that work in real life situations. This is what Autoliv does.

Industry pioneer in Real Life Safety

We are an industry pioneer in automotive real life safety with more than 60 years of innovation from mechanical seatbelts in the 1950s to our current state-of-the-art active safety radar/vision systems and electronic control units.

Traffic Safety Research

Our road to saving more lives starts with our relentless innovation in vehicle safety technologies in combination with deep insight of traffic situations, human behavior and human-to-machine interaction. We research, develop and engineer solutions with a mindset to better understand real life accidents as well as new risks associated with higher level automatic driving. The way we innovate is a key differentiator that we believe will continue to set us apart from our competitors.

Active Technologies

Active Technologies for prevention and prediction of accidents are key enablers of Real Life Safety. No single technology – radar, vision, infrared, lidar or ultrasonic—is able to cover all sensing requirements. Leveraging from our strong base in radar and vision technologies, we continuously expand our know-how by adding new building blocks, such as braking and GPS features, towards autonomous driving.

Passive Technologies

Passive Technology for protection, from seatbelts and airbags to passive electronics, is our heritage and the foundation for Autoliv’s strong position in real life vehicle safety. We have pioneered innovation in passive safety since the 1950s and incrementally innovate our passive portfolio to improve protection, such as active seatbelts and complementary airbags solutions. We also have a strong belief in passive protection even beyond full autonomous driving.

System Integration

To fully master the sequel of safety events, from prevention to prediction to protection, with the aim to bring back the driver to normal driving state before an accident occurs, requires sensor fusion based on complex software algorithms integrated with precise actuation and advanced passive safety features. This increased responsibility for managing the entire safety chain towards autonomous driving is something we now can offer to our OEM customers.

Beyond Standardized Test Scenarios...

Our holistic approach to innovation and vehicle safety helps us detect scenarios over and beyond current rating requirements.

... Towards Real Life Situations and Benefit

By tailoring technology to human behavior, we can apply enhanced sensing and actuation to anticipate and act on real-life conditions.

AUTOLIV 2015 / SAFETY SYSTEMS

Electronics for Active Safety, Brake Control and Passive Safety

Our Active Safety Systems are designed to sense danger and intervene before a crash by adjusting engine output and braking, creating a “Virtual Protection Zone”, enabling better protection from passive safety systems.

NIGHT DRIVING ASSIST

The Night Driving Assist displays an image of the road scene ahead to make night-driving easier and safer. The image is generated by a heat-sensing device and processed using different filters. The system analyzes scene content twice the range of a typical headlight with respect to vehicle motion to determine if a pedestrian or an animal is at risk of being hit. The latest generation of our night vision, called Dynamic Spot Light, has a revolutionary function that selectively illuminates pedestrians and animals with a separate marking headlight.

RADAR SYSTEMS

Short and Medium Range Radar System provides all-weather object detection all around the vehicle to provide an advanced warning of potential collisions, up to 120 meters ahead. The radar is also used for detecting objects in the blind spots of a vehicle and to control stop-and-go functions in queue assist systems and other ADAS features. Our   Long Range Radars are used for adaptive cruise control systems (ACC) and autonomous emergency braking (AEB).

VISION SYSTEMS

Autoliv’s pioneering work with camera-based Vision Systems gives the driver an additional pair of eyes scanning the road ahead for danger. Cameras gather richer amount of data requiring substantial computer power and sophisticated software and are used for advanced driver assistance systems (ADAS). Advanced algorithms enable cameras to recognize and track visible objects such as vehicles, pedestrians, speed signs and lane markings. Autoliv has developed two forward-looking vision technologies; mono vision and stereo vision systems. Stereo vision provides more information about surrounding environment and offers higher level of detection, robustness and accuracy for object detection compared to mono vision systems. Camera performance is reduced by poor weather and darkness. Therefore, car manufacturers often choose to combine cameras with radars to achieve all-weather capability.

ACTIVE SEATBELTS

Active Seatbelts have electrically driven pretensioners that tightens the belt as a precaution in hazardous situations. The belt system then releases some webbing if the driver manages to avoid the traffic hazard. This function also warns the driver by letting the pretensioner vibrate the seatbelt webbing. This technology also offers improved comfort to the occupants while using the seatbelt.

POSITIONING AND HORIZON SYSTEMS

The GPS Module and the ADAS Horizon Module are a result of the MACOM acquisition. These modules provide an exceedingly cost-effective solution for positioning and beyond-line-of-sight perspective of the road features ahead. They can use road attribute data from digital maps, GPS information, inertial sensors, and even 3rd party wireless data for precise vehicle positioning and awareness of the road ahead without input from the driver. The ADAS Horizon Module anticipates the features of the road such as slope, curvature, road signs, lanes, height and delivers this data to vehicle control systems to help them make better decisions and enable a more comfortable, safe, and efficient journey while paving the way towards next generation automated driving vehicles.

BRAKE SYSTEMS

Brake Actuation and Brake Control are building blocks towards autonomous driving integrating with active and passive safety. Traditional brake actuation builds hydraulic pressure to decelerate the vehicle based on the drivers input force on the brake pedal. Brake controls and new braking systems use sensors to apply proper pressure for a given condition to maintain optimum braking and offer features like Electronic Stability Control (ESC), Anti-locking Brakes (ABS) and Traction Control System (TCS). With Nissin Kogyo*, Autoliv now can offer strong technologies in both traditional brake actuation, brake control and new braking systems.

ELECTRONIC CONTROL UNIT (ECU)

The ECU is the brain triggering a car’s passive safety system in a crash situation. The ECU’s microprocessor decides if and when a seatbelt pretensioner should be triggered and an airbag system should be deployed. The microprocessor is supported by satellite sensors mounted in the door beam, the pillar between the doors, the rocker panel, and/or in various locations at the front of the vehicle, to provide acceleration data to enable appropriate deployment of the airbags and seatbelt pretensioners. Autoliv’s latest ECU also contains sensors for Electronic Stability Control System (see “Brake Control”).  Satellite sensors are mounted in the door beam, the pillar between the doors, the rocker panel, and/or in various locations at the front of the vehicle, to quickly provide the ECU with acceleration data to enable appropriate deployment of the airbags and seatbelt pretensioners.

ADAS ECU

Our next generation ECU, the  ADAS ECU, was developed in response to the fast growing installation rates of ADAS systems. The ADAS ECU monitors surrounding environment, fuses raw sensor data from cameras, radars and other sensors to determine vehicle position and driver intention and triggers advanced ADAS features. The ADAS ECU offers significant computer power to support multi-sensor fusion, environmental perception, situation interpretation and vehicle motion planning and comprises an architecture allowing for scalability to meet the various need from different OEM customers. This will allow OEMs to focus on the development of their own features by relying on Autoliv’s ECU technology.

*Subject to closing.

EXAMPLES OF ACTIVE SAFETY FEATURES

•	Autonomous Emergency Braking (Radar or Vision)
•	Traffic Sign Recognition (Vision)
•	High/Low Beam Assist (Vision)
•	Road/Lane Departure Assist (Vision)
•	Pedestrian Detection/Warning (Vision)
•	Adaptive Cruise Control (Radar)
•	Queue Assist (Radar or Vision)
•	Autonomous Driving (Radar or Vision)

VISION

Our mono and stereo-vision cameras gathers rich environmental data and process it through advanced algorithms to warn the driver in case of dangerous situations.

ADAS ECU

Our ADAS ECU is the brain that fuses all vital information from sensors to make the best possible interpretation of the situation and trigger ADAS features like emergence braking or automatic lane change.

RADAR

Our radars can “see” when cameras are blinded by darkness or bad weather. Radars also note vital information, such as range, angle and Relative Velocity, complementing visual information from our cameras.

Passive Safety for Protection

Passive safety systems such a seatbelts and airbags substantially mitigate human consequences of traffic accidents. Autoliv has accounted for virtually all major technological breakthroughs within passive safety over the last 60 years.

DRIVER/PASSENGER PROTECTION

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

Anti-Sliding Airbags are installed in the seat cushion. In a crash, the airbag raises the front end of the seat cushion to prevent the -occupant from sliding under the seatbelt. This reduces significantly the risk for knee, thigh, and hip injuries for belted occupants. In addition, by keeping the occupant in an upright position, the protection from the frontal airbag becomes more efficient.

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

AUTOLIV 2015 / THE FUTURE

Our Transformation in a World of Change

Our world is experiencing rapid demographic and technological change. In response, Autoliv is transforming itself to meet new challenges and capture opportunities.

Leverage on our strong heritage

Autoliv pioneered Automotive Safety and for a long time we have invested in our operations for robust global growth. Today we are a world leader with a well-balanced footprint serving basically all leading OEMs with a broad product suite in passive and active safety.

Our world is currently experiencing rapid demographic and technological change. We embrace change and are confident to benefit given our strong foundation and clear strategy forward.

In response to the changing global demand, we continue to align operations to markets and build for the future in markets like China and India.

With our new operational structure in place, we can better create required scale and efficiencies to respond to the changing landscape with the ambition to lead the industry towards autonomous driving.

Along with an efficient structure and a strong position in the Growth Markets, the winners in the automotive safety market during the next several years are likely to be companies that have built a strong position in both passive and active safety with the ability to integrate advanced features towards autonomous driving.

This is the direction Autoliv is heading.

Create a leader in Active Safety

In Passive Safety our leadership is undisputed and we continue to strengthen our position. In Active Safety we reached our goal of $0.5B one year earlier than expected and now aim at reaching more than $1B, excluding brake control systems, by the end of the decade. Today we have a strong position with the broadest portfolio of radar (Front, Rear, Corner) and vision technologies (Mono, Stereo, Night Vision) in the market supported by algorithms and Electronic Control Units for sensor fusion, integration and scalability.

In addition to our world leading position in Passive Safety, we serve 6 out of the top 20 safety electronics customers globally. This provides a solid foundation to grow our Active Safety business from.

We have now defined a clear strategy and technology roadmap to expand our role and capabilities within Active Safety as well as for integrating Passive Safety and actuation towards autonomous driving. In executing this strategy, we see five key technologies paving the way – sensors, control, software, actuators and backend in the form of detailed maps and big data – and view ADAS as a stepping-stone, adding building blocks towards full autonomous driving – feet off, hands off, eyes off, mind off, and ultimately, driver off.

Execute a Real Life Safety strategy

In executing on our Real Life Safety strategy, we do not necessarily need to own all building blocks in the technology pyramid towards autonomous driving, but rather have a meaningful access to them. We have added—and will continue to add—technologies and features through internal development, by cooperation with partners, by entering into licensing agreements or joint ventures or by executing selective M&A.

For example, in 2015 we executed on our active safety strategy and technology road map by acquiring the automotive business of MACOM, and entering into a license agreement with Volvo Car Corporation in ADAS software and IP, entering into a joint venture with Nissin Kogyo* in brake control and by joining the Drive Me project, we further committed ourselves to lead the industry towards the future of automotive safety.

In 2015, we also strengthened our Research Advisory Board with two prominent members adding world-class Real Life Safety capability within autonomous driving and driver behavior, namely Natasha Merat, Associate Professor and Group Leader in Safety and Technology at University of Leeds and Chris Urmson, former faculty member at Carnegie Mellon University and Director of Google’s Self-Driving Car Project.

NISSIN KOGYO JV

The Autoliv and Nissin Kogyo announced joint venture* in Brake Control and Brake Apply Systems for the light vehicle market expands our capabilities in safety systems and strengthens a key building block in the actuator area towards autonomous driving. Autoliv will own 51% and will have management control.

VOLVO CAR CORPORATION

IP LICENSE

Provides access to advanced driver assistance algorithms and certain active safety features (eg. ACCPlus, Emergency Maneuver and Intersection Assist, Sensor Fusion). Combined with Autoliv’s own algorithms, sensors and control systems this strengthens our overall safety system integration capabilities and enables us to broaden our active safety offering and improve our time to market for several important features.

DRIVE ME PARTNER

A unique large-scale autonomous driving project joining industry, government and academia towards securing future mobility solutions aiming at position Sweden and the involved partner as leaders in the development of future mobility. Autoliv sees Drive Me having a major impact on systemic, technical and organizational solutions for traffic with autonomous driving.

*	Subject to closing.

AUTOLIV 2015 / THE FUTURE

MACOM ACQUISITION

MACOM Automotive supplies integrated, embedded Global Positioning (GPS) modules, Radio Frequency antennas and Electronic or ADAS Horizon modules which connect position and predictive road attribute data to advanced driver assistance systems. MACOM expands our capability in the Active Safety market and provides additional building blocks towards automated driving.

At the cutting edge of Active Safety development

Autoliv’s commitment to world class safety solutions to help save more lives continued at high pace in 2015 in the area of active safety.

Mono and Stereo Vision

Camera-based Mono and Stereo vision systems are key sensors to driver assistance features and preventive safety as well as mitigating crash severity in accidents. Autoliv’s pioneering work with camera-based vision systems virtually give the driver an additional pair of eyes, scanning the road ahead for danger.

A camera gathers a richer data compared to radar, but interpreting data requires substantial computing power.

Advanced algorithms allow the camera to “see” and track other vehicles, speed signs and lane markings, warning the driver when the car is in danger of colliding with pedestrians or other vehicles.

A Mono-vision system uses one lens for 2-dimesional viewing and is trained to detect objects by pattern recognition using classificators. The image is interpreted by advanced image processing algorithms to identify cars, road markings or road signs and to warn and potentially trigger automatic driver assistance features like AEB or Lane Change Assist.

Our Stereo-vision technology mimics human vision by using triangulation to assess accurate distance and shape enabling the vehicle to see in 3D. Stereo-vision is based on a highly synchronized camera pair that, along with Autoliv’s algorithms, are capable of enhanced sensing capabilities to even more accurately recognize general objects on the road enabling increased driver assistance functionality and superior ability to act on real-life conditions.

New High Resolution Radar

Radars note vital information, such as range, angle and doppler velocity to determine the driving situation and warn the driver in potentially dangerous events. If the driver does not take appropriate action in time and a crash is about to happen, advanced radar systems can take control of the vehicle to avoid the crash or lessen the accident’s severity.

This level of safety functionality is maintained in bad weather and no light, when driving conditions are at their worst.

Our new very high resolution 77Ghz radar is designed for detecting objects at distances up to 80 meters to provide finer and more accurate reading to enable a whole array of safety features.

Deployed as corner radars, with two in the rear and two in the front of the car, the new 77Ghz radar can much better than before detect approaching vehicles in the blind spot and prepare passive safety protection measures for imminent side collision (Pre Side Impact Protection), earlier than before detect potential dangerous cue situations in front of you (Forward Collision Warning) to trigger an AEB event (Autonomous Emergency Braking) or detect fast approaching vehicles in the other lane to automatically bring back your car (Lane Change Assist).

ADAS ECU

In a car safety system with an array of sensors like radars and cameras, a dedicated centralized Electronic Control Unit (ECU) is the “brain” that integrates safety features and software for environmental perception, situation interpretation and motion planning.

The ADAS ECU, launched together with our new Mono and Stereo Vision late 2015, is the state-of-the–art ECU that fuses sensor data, determines the driver’s intention and vehicle’s current position relative to the road and other vehicles or objects, determines the optimum path, and controls the vehicle’s throttle, brakes, and steering to guide the vehicle safely along that path.

The system is developed according to ISO 26262 functional safety standards and Autoliv’s industry-leading software and hardware architectures allow the system to reach the industry’s highest safety ratings (ASIL Level D).

In particular, the ADAS ECU incorporates a fail safe mechanism to prevent the vehicle to get out of control if a component or system failure is detected.

AUTOLIV 2015 / PEOPLE

People Drive Success

Our people are the foundation of our success. Attracting, developing and retaining highly skilled people is a top priority for Autoliv. With motivated and talented people, we drive success at all levels.

AUTOLIV PROVIDES AN international environment with varied work assignments and career paths that allows for personal growth and development while doing work that makes a difference: Saving more lives. We have strong values that create the foundation of our culture. A culture that is Innovative, Transparent, Agile and support the “One Company” approach. Our company culture is a cornerstone for Autoliv to extend its position as the undisputed safety system provider.

The organization has more than 64,000 associates in total (see table below). We have more than 6,000 of our people working in Research, Development and Application Engineering. During 2015, 72% of the associates were direct workers in manufacturing, 75% were in Best Cost Countries and 15% were temporary personnel. A majority of the increase in personnel derived from employments in Electronics to fuel the expansion and growth within Active Safety. More than 500 engineers were hired globally during 2015.

At the end of 2015, 54% of Autoliv’s total workforce were men and 46% were women and 13% of senior management positions were held by women. We are committed to creating a positive and diverse work environment. We do not tolerate any form of discrimination or harassment in our workplace. Our people are entrusted with ensuring that their actions reflect responsible business practices and support the ethical standards of the Company. We seek the highest quality, safety and performance at all times and strive for a Company culture that exemplifies these principles.

INVESTING IN PEOPLE

The development of future leaders, experts, and specialists is a top priority at Autoliv. Through our talent management processes we strive to attract, develop, and retain the employees we need to meet our long-term business goals. Our approach allows us to support the business strategy and reduce risk, provide targeted career and development opportunities for employees, improve organizational capabilities and foster a culture of people development. To this end, we launched a number of important initiatives in 2015, such as a new recruiting tool to increase our efficiency in recruitment and a competency framework that will support us in developing our future leaders, and the work will continue several years into the future spanning across all talent processes.

To help individuals develop and grow, Autoliv provides assistance and continuous support through several key processes. The Performance & Development Dialogue, the PDD, is the platform for individual discussions on performance and competence needs, where employees and managers identify and agree on individual targets, development plans and activities. During 2015, 91% of targeted employees had conducted a PDD with their managers. Our learning and development efforts focus on supporting our employees in building the skills and competencies needed to meet current and future organizational goals while providing an enriching growth experience for team members.

Internal recruitment is a part of our culture that enables us to benefit from our employees’ vast experience and that provides development opportunities and career path options for the individual. Our global footprint supports international openings and challenges, and Autoliv has a strong and long tradition of providing opportunities for employees to work in other countries. We encourage job rotation and mobility across functions, facilities and regions. This practice not only increases the employees’ understanding of how to conduct business in cultures different from their own but also strengthens our leadership skills, global networks and overall knowledge sharing. In 2015, 137 employees worked on international assignments in 18 countries.

HEALTH & SAFETY

For Autoliv, health and safety excellence is essential for success and we are keenly focused on ensuring the health, safety and wellness of our employees. Our foundation for success is the persistence to achieve excellence through leadership and engagement of our workforce to recognize and report hazards/risks and to implement programs or processes necessary to eliminate occupational injuries and illnesses.

In 2014 Autoliv introduced a Health and Safety Management System (HSMS) and the focus for 2015 was to strengthen infrastructure, systems and tools necessary to implement the HSMS across Autoliv’s facilities worldwide and introduction of the key safety measures of Incident Rate (IR), Severity Rate (SR) and HSMS Survey to track overall health and safety performance. As we understand the global organization more fully, and recognize our health and safety performance potential, we will align our performance targets and objectives with Autoliv’s overall strategies and policy deployment.

As a leading producer of automotive safety components, Autoliv is committed to the development and manufacture of safety systems, which ensure maximum safety for automotive occupants. In both the marketplace and workplace, health, safety and operational risk management is more than an element of our business – it is our business.

NO. OF ASSOCIATES PER REGION
Asia	17,839
Americas	18,803
Europe (incl. Africa, Russia & Turkey)	27,446

Total	64,088

Active Safety

BEING PART OF CUTTING EDGE TECHNOLOGY

Mårten Nygren

Algorithm Engineer at Autoliv

Electronics in Linköping.

“ Being part of the Future Business Team, I support my Autoliv colleagues in sales with software expertise in the field of Vision technology where our algoritms are key in meeting customers’ performance criteria in real life safety situations. I also show prospective customers what our Vision technologies really can do. For me as a software engineer, Autoliv offers a real challenge combined with a supportive work environment.”

Passive Safety

EMPOWER A TEAM TO REACH A VISION

Fatma Iscan

Plant Manager of Steering Wheel

Production Plant in Turkey.

“ Production need everyday care with a compatible team of colleagues. My vision is to build a benchmark steering wheel plant for Autoliv here in Turkey. To reach this goal and to produce the level quality we stand for in our industry, I believe in empowering people. To grow my team members to the future managers and leaders we want, I constantly need to expose them to new challenges and let them take on more responsibility.”

AUTOLIV 2015 / GLOBAL PRESENCE

Autoliv in numbers

We are a Fortune 500 Company and the world’s largest automotive safety supplier with sales to all the leading car manufacturers in the world.

OUR PRODUCTS SAVE	AIRBAGS	SEATBELTS
>30,000	~140	>145
lives annually	Million units in 2015	Million units in 2015

PREVENT/REDUCE SEVERE INJURIES	ACTIVE SAFETY SENSORS	OPERATIONS IN
>300,000	~8	27
annually	Million units in 2015	countries

CRASH TEST TRACKS	ASSOCIATES	TECH CENTERS IN
20	>64,000	20
worldwide	worldwide	locations

Superior Global Presence

With operations in 27 countries and one of the broadest customer bases of any automotive supplier, Autoliv has the best global footprint in its industry.

Autoliv locations

•	AMERICAS 35% of Sales

•	EUROPE 31% of Sales

•	CHINA 17% of Sales

•	JAPAN 7% of Sales

•	REST OF ASIA 10% of Sales

LOCATIONS AND CAPABILITIES

1) Defined as Best Cost Country. 2) Includes headcount in joint ventures. 3) Includes weaving and sewing of textile cushions, seatbelt webbing, inflators, components for airbag and seatbelt products.

AUTOLIV 2015 / MARKET & COMPETITORS

Our Market and Competitors

Autoliv’s market is expected to grow with a CAGR of around 6% until 2018.

Brake Control Systems are expected to add $13 billion to this market.

OUR MARKET is driven by two primary factors: light vehicle production (LVP) and content per vehicle (CPV)1).

The first growth driver, LVP, has increased at an average annual growth rate of around 3% over the past decade despite the cyclical nature of the automotive industry. LVP is expected to grow to around 100 million light vehicles in 2020 from approximately 86 million in 2015, according to IHS. Almost all of this expansion will be in the “Growth Markets”, predominantly China, India, Thailand as well as Indonesia.

Unlike LVP, where Autoliv only can target to be on the best-selling platforms, Autoliv can more directly influence CPV by continuously developing and introducing new technologies with higher value-added features. Over the long-term, this increases average safety content per vehicle and has caused the automotive safety market to grow faster than the LVP. A steady flow of new technologies has also enabled Autoliv to outpace the market and increase its market share. Since the start of Autoliv, Inc. in 1997, the Company’s sales have increased at a CAGR around 7% compared to 4% for the market of which LVP was 3%.

In Western Europe, North America and Japan, CPV has historically been driven by passive safety (mainly seatbelt, airbag and steering wheel products). Looking ahead, CPV in these regions will primarily be driven by active safety systems and integration of active and passive features and software. New passive safety systems such as knee airbags, far-side impact airbags and improved protection for pedestrians and rear-seat occupants are expected to have a more modest effect on CPV.

In our Growth Markets, passive safety systems are still expected to dominate CPV growth for the next several years. Average CPV in our Growth Markets is slightly more than $200, roughly one half of the average in the Developed Markets, which remains close to $400.

Consumer research clearly shows that people want safe cars and several significant trends will positively influence overall safety content per vehicle. These include:

1) Society increasingly focused on Vision Zero, including reducing traffic fatalities and associated costs,

2) Demographic trends of increased urbanization, aging driver population and increased safety focus in the Growth Markets,

3) Evolving government regulations and test rating systems to improve safety of vehicles in various markets, for instance the new Euro NCAP,

4) Ongoing evolution of collision avoidance technologies and an industry focused to achieve automated driving and ultimately some form of autonomous driving.

MARKET GROWTH BY REGION

Our core global addressable market of passive and active safety, including steering wheels, grew 5% in currency adjusted terms 2015 despite a decline in global LVP growth, mainly driven by slower economic growth and stock market turbulence in China reducing consumer confidence. This development was balanced by above average LVP growth in the developed markets with high CPV vehicles. With China’s “New Normal” state, growth prospects remains but at potentially somewhat lower pace.

From 2015 to 2018, LVP is expected to increase with an average growth rate of around 3% according to IHS. The growth is predominantly expected to come in the Growth Markets, where it takes almost two vehicles to equal the same resulting sales as from one vehicle in the Developed Markets, with an average growth rate of around 4%. Despite this negative CPV mix effect, our core addressable market is expected to grow at a CAGR of approximately 6% until 2018 to about $28 billion, based on the current macro-economic outlook and business awarded.

Around half of the increase from $24 billion to $28 billion will be in our growth Markets, which are expected to increase more than 7% CAGR to about $11.2 billion. This expected geographical mix will result in a favorable effect for Autoliv since our market share in Growth Markets is roughly one third and increasing. In comparison our Developed Markets are expected to grow at around 5% to $17 billion, mainly due to rapid development of active safety, with expected growth in Japan 5% and for Western Europe 6%, somewhat faster than North America at around 4%.

MARKET GROWTH BY PRODUCT

The passive safety market, excluding passive electronics, is expected to grow at a CAGR of 3% until 2018 with the highest growth rate expected in steering wheels. Our steering wheel market, where our market share is more than 30%, is expected to increase by 5% to $2.9 billion in 2018. This growth is a result of the trend towards higher-value steering wheels with leather and additional features.

The market for seatbelts is expected to grow at a CAGR of 4% or by $0.8 billion to $7.1 billion. In seatbelts, Autoliv has reached a global market share of approximately 39%, primarily due to being the technology leader with several important innovations such as pretensioners and load limiters. Our strong market position is also a reflection of our superior global footprint. Seatbelts are the primary life-saving safety product and are also an important requirement in low-end vehicles for the Growth Markets. This provides us with an excellent opportunity to benefit from the expected growth in this segment of the market.

The market for airbags, where Autoliv has a market share of around 40%, is expected to grow at an annual rate of 3% to $10.3 billion. The lower growth rate than seatbelts is related to the dilutive effect from new low-end vehicles in the Growth Markets, with relatively low installation rates for airbags.

The passive safety electronics market is expected to grow more than 5% annually. We are market leaders and our market share has more than doubled over the last decade to around 26%. Our new state-of-the-art ADAS-ECU integrate many active and passive safety features (see page 21 in the Annual Report).

Active safety (radar, night vision and front-view mono and stereo vision cameras), is one of the fastest growing areas of vehicle equipment and expected to grow at a rate of 21% to $4.3 billion by 2018. Through acquisitions, technology partnerships with customers, and licensing agreements, Autoliv continuously add key building blocks and has developed a leading market position with a share of 20-25%.

In addition to our core addressable market in active and passive safety, brake control systems add an expected $13 billion market in 2018. Autoliv entered the brake control market with a new product offering, the Safety Domain Controller during the first quarter of 2014 and plan to enter a joint venture with Nissin Kogyo in the area of brake control and brake apply systems, key building blocks in the actuator area, expected to be closed around the end of the first quarter 2016.

OUR COMPETITORS

In passive safety, Autoliv’s major competitors are Takata and ZF-TRW, where we estimate that they account for roughly one fifth and one sixth of the market, respectively, while Autoliv leads the market with an approximate share of 39%.

Takata is a family-controlled Japanese company with its shares listed on the Tokyo Stock Exchange. They have their strongest market positions in Japan and North America. During the past years Takata has experienced severe issues related to malfunctioning airbag inflators which is expected to lead to significant costs and potentially weakened market position. ZF-TRW is a global leader in driveline and chassis technology as well as in active and passive safety technologies and is the second largest automotive supplier.

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

Other passive safety system competitors include Hong-Kong private equity owned KSS, Nihon Plast and Ashimori of Japan, Jinheng of China, Samsong in South Korea and Chris in South America. Collectively, these competitors account for the majority of the remaining 24% global market share in passive safety.

In the Electronics market, including active safety, our market share is 24%. It remains relatively fragmented with more, larger competitors than in the passive safety market and includes Continental, Bosch, Denso, TRW, Delphi, Mobis and Hella of which we believe Continental and Bosch have strong positions. These companies are also our competitors in passive safety electronics.

In algorithms for vision systems, Mobileye currently has a dominant market position. Mobileye is both supplier and competitor to Autoliv. In addition, new potential industry entrants like Apple, Google and Uber test solutions to enter the field of autonomous driving.

AUTOLIV 2015 / CUSTOMERS

Our Customers

Due to our technological leadership and superior global footprint, our diversified customer base includes virtually every vehicle manufacturer in the world. This has also allowed us to gain market share with growing customers.

In 2015 OUR TOP FIVE CUSTOMERS represented 52% of sales and the ten largest represented 83%. This reflects the concentration in the automotive industry. The five largest vehicle manufacturers (OEMs) in 2015 accounted for 53% of global light vehicle production (LVP) and the ten largest for 78%.

GM, RENAULT/NISSAN, FORD

General Motors is our largest customer, accounting for 12% of our sales in 2015, followed by Ford with 12% and Renault/Nissan with 10%. We have cooperated with these OEMs for many years and acquired assets from Delphi and Visteon, spin-offs from GM and Ford, respectively. Autoliv’s strong global presence and our broad product offering also fits these global OEMs very well and we have historically benefited from global sourcing initiatives with these customers.

VOLKSWAGEN, TOYOTA

In 2015, Volkswagen and Toyota accounted for 12% and 11% of the global LVP, while they accounted for roughly 8% and 5% of our sales. Historically, TRW has had close relationships with Volkswagen and Toyota use in-house (“keiretsu”) suppliers like Toyoda Gosei, Tokai Rika and Denso for at least 50% of Toyota’s safety business. Volkswagen’s emission issues may impact our business and we monitor the situation closely.

BMW, DAIMLER, VOLVO

BMW, Daimler and Volvo accounted for 14% of our sales in 2015, despite the fact that they only accounted for 6% of global LVP. Our high dependence on premium brand OEMs reflects the higher safety content in their vehicles along with our well-established position as technology leader in the automotive safety industry.

HYUNDAI/KIA, HONDA

Hyundai/Kia (HKMC) is one of our fastest growing customers. HKMC now represent close to 10% of our sales versus 4% ten years ago. Our business with Honda has also grown significantly and accounted for 7% of our sales in 2015, up from 5% in 2014.

The reason for this strong growth is a combination of the success of these customers in the global LVP market, our long-term investments in their home markets, South Korea and Japan, and our continued support in replacing defect airbag inflators from another manufacturer.

FIAT/CHRYSLER, PSA

Chrysler is important for both our active and passive safety systems. At Fiat we have historical been under-represented, however the situation has improved in the last years. We have strong position with PSA, especially with passive safety systems.

CHINESE LOCAL OEMs

Domestic Chinese OEMs account for 34% of the Chinese LVP. Their share of Autoliv’s sales have grown rapidly from close to 2%, five years ago, to 3% globally, and to 18% in China. They continued to improve in 2015, due to our strong position with large Chinese OEMs in combination with a large number of customer launches.

Great Wall Motors is our largest domestic customer. The local manufactured cars have a lower than average CPV, explaining the high share of LVP compared to the lower share of our sales. With our strong position with these customers, and an increasing awareness of automotive safety in China, we see great opportunities for growth.

CUSTOMER SALES TRENDS

Asian vehicle producers have steadily become increasingly important to Autoliv, now representing 39% of global sales compared to 27% ten years ago. Of the Asian OEMs, the Japanese today represent 24% of our sales compared to 22% in 2005. This reflects both their increasing share of the global LVP and our increasing share with them.

The D3 (General Motors, Ford and Chrysler) now accounts for 27% of our global sales after a temporary decline to 19% in 2009. All D3 customers managed to come back after the financial crisis, also supported by our acquisition of the Delphi global occupant safety business in 2009-2010.

Our high dependence on European & Other customers has decreased significantly from around 51% of sales in 2005 to 34% in 2015.

Significant Launches in 2015

Below are the most significant model launches for us by our customers in 2015. A delivery contract is typically for the lifetime of a vehicle model, which is normally between 5 and 7 years.

Our largest customer contract accounts for slightly more than 2% of our sales.

BMW 7-Series: Steering wheel with driver airbag, passenger airbag, seatbelts with pretensioners, night vision system and cable cutters.

Honda Civic: Steering wheel with driver airbag, passenger airbag, side airbags, inflatable curtains and radar system.

Volvo XC90: Steering wheel with driver airbag, inflatable curtains, active seatbelts with pretensioners, safety electronics and cable cutters.

Mercedes GLC: Active seatbelts with pretensioners and radar system.

Audi A4: Side airbags, inflatable curtains, active seatbelts with pretensioners and cable cutters.

Renault Mégane: Steering wheel with driver airbag, side airbags, inflatable curtains, safety electronics and seatbelts with pretensioners.

KIA Sportage: Driver airbags, passenger airbags, side airbags, inflatable curtains, seatbelts with pretensioners and safety electronics.

Honda Pilot: Inflatable curtains, side airbags, seatbelts with pretensioners and radar system.

Hyundai Tucson: Driver airbags, passenger airbags, side airbags, inflatable curtains, safety electronics, seatbelts with pretensioners.

AUTOLIV 2015 / SUSTAINABILITY

Creating Sustainable Value

As One Autoliv, our Corporate Social Responsibility strategy is to reduce our impact on the environment, develop sustainable products, operate ethically, and be an employer of choice for our employees.

Commit To Our Employees

All over the world, we are committed on behalf of our employees to respecting human rights, diversity, health and safety at work.

Limit Our Impact On The Environment

Our commitment is to limit our environmental impact, particularly through reducing waste, energy use and waterconsumption.

Act Ethically Towards Society

Our responsibility is based on strict observance of ethical standards, including our suppliers, as well as engaging with the communities where we operate.

Develop Sustainable Products For Consumers

Every day we innovate so that we can offer sustainable solutions and save more lives with our products.

COMMIT TO OUR EMPLOYEES

We commit to create a respectful, positive, and diverse working environment. To attract, develop, and retain highly skilled employees is a top priority, and we commit to the development of our employees’ skills, knowledge, and creative potential. We support creativity, entrepreneurial behavior, and result-oriented actions to encourage our people live our values: One Autoliv, Agile, Transparent, and Innovative. By respecting each other and working together, we achieve better results.

HUMAN RIGHTS AND CORPORATE SOCIAL RESPONSIBILITY

We commit to fair treatment of our employees including fair and equitable employment conditions in accordance with applicable laws. We recognize and respect employees’ right to freedom of association and collective bargaining, we provide humane and safe working conditions, prohibit forced or child labor, and promote a workplace free of discrimination and harassment.

HEALTH & SAFETY

We commit to securing the wellbeing of our employees. Health and safety is more than an element of our business – it is our business – and we work diligently to reduce and eliminate occupational hazards. We also commit to adhere to required standards for the safe operation of facilities and the protection of our employees, our customers and the people of the communities in which we do business; seeking continuous improvement of the health and safety performance; and maintaining a culture that encourages the reporting, analysis and effective management of health and safety issues.

DIVERSITY

We commit to diversity and acknowledge, accept, value differences among our people and for the contributions they make. Our workforce reflects the diversity of the countries and cultures in which we operate. We work hard to create an inclusive environment where all people can contribute regardless of differentiating factors by encouraging individuals’ unique viewpoints and contributions. We believe each person should be able to work in a professional atmosphere, which promotes equal employment opportunity and prohibits illegal, discriminatory practices.

LIMIT OUR IMPACT ON THE ENVIRONMENT

We believe our operations have a modest environmental impact. Savings from more efficient usage and recovery of waste and resources can have both a positive benefit for environment and the Company. Our facilities are certified in accordance with ISO 14001 (86%) or in compliance with the principles of ISO 14001 through our internal standard (7%). Our total energy consumption corresponds to 290,000 metric tons CO2 (using the Greenhouse Gas Protocol), an increase of 8% from 2014 due to new facilities and increased production in some facilities.

WASTE AND SCRAP REDUCTION

Our facilities reduce waste and scrap through annual policy deployment targets. In steering wheels manufacturing, conventional polyurethane foaming can result in foam leaking through the mold’s venting holes causing up to 20% of material waste. Our global process team reduced waste by 30% in this process through tooling improvement and reduced waste by 70% in our China Steering Wheel operation through a new vacuum process.

ENERGY REDUCTION

Our facilities are succeeding in improving energy efficiency and reducing water usage through continuous process improvement. Autoliv is making strides in energy reduction using various methods, including upgrading lighting to LED, automatic light power controls, and air conditioning temperature and time controls.

One significant achievement in energy reduction is a direct result of continuous improvement and our Lean Manufacturing principles. In our Utah airbag module facility, we reduced energy used per airbag module produced by 50%, from 1 kWh in 2010 to less than 0.5 kWh per part produced.

Air compressors in some manufacturing processes use oil to cool engine temperature, resulting in waste heat loss. In Turkey we designed an application to recover this waste heat. A proportion of this waste heat will be transferred to the heating and hot water production system, reducing natural gas consumption. In the winter, 100% of compressor waste heat will be recovered and during the summer 35%.

DEVELOP SUSTAINABLE PRODUCTS FOR CONSUMERS

Our goal is to develop products that protect people in accidents without having a negative impact on our environment. From innovation to disposal, we consider the potential environmental impact when we design our products and processes. In various ways raw materials, components, manufacturing, use and end-of-life considerations impact our thinking and final product specifications. This include low-weight safety systems, use of alternate energy in our products, and improved fuel efficiency.

ONE PRODUCT ONE PROCESS

1P1P drives our global standardization of products and processes for improved customer value, profitability and product robustness. 1P1P also supports our sustainability goals by reducing production complexity through decreasing number of variants and processes while minimizing scrap and environmental impact imposed by logistics.

For instance, in our Ecotech seatbelt webbing 1P1P project, we were able to reduce the complexity of this webbing type, by lowering the number of standard bills of material from 21 to 1 globally and by lowering the number of component part numbers from 25 to 2. This also helped our supplier consolidation efforts, moving from 7 to 4 yarn suppliers. This reduction of complexity supports our goal of improving the sustainability of our products.

DESIGN FOR SUSTAINABILITY

Our Vision to save more lives is embraced by all our employees globally. Our products work at the heart of the vehicle, constantly looking ahead and around assisting drivers to reach their destinations safely and sustainably. We are equally passionate about our environment and design our products with sustainability in mind. Our recently announced joint venture with Nissin Kogyo* allows us to further our goal to develop products that protect the environment. Nissin Kogyo is a leader in regenerative braking, which supports the carbon footprint of hybrid and electric cars. Regenerative braking works by slowing the vehicle through the electric motor and transforming its kinetic energy in a way that can either be used directly or can be stored in a battery. Regeneration can also significantly prolong the life of the braking system as parts do not wear as quickly. Through our joint venture with Nissin Kogyo, we are able to develop and produce brake systems for both a safer and a more sustainable future.

ACT ETHICALLY TOWARDS SOCIETY

How we do business is equally important as the business we do. Complying and acting ethically towards society and engaging with the community in various ways is a key priority and a responsibility which also expected of our business partners and suppliers.

The Autoliv Standards of Business Conduct and Ethics (“Code”) supplements sound judgement. The Code assists us in performing our work in an ethical and lawful manner. Through guidance and practical examples the Code helps our people to make the best possible decisions, particularly in complex or challenging business situations. Autoliv ensures that all employees adhere to the Code and understand the importance of making ethical choices in their daily work. Because we value ethical business practices, we do not allow to accept or offer any form of bribery. We have defined clear expectations to prevent corruption in our Code and the supporting policy, AS313 Anti-corruption and Anti-bribery. We conduct face-to-face training in this area and have e-learning for targeted employees to ensure that the risks and how to prevent corruption are fully understood.

SPEAKING UP

We encourage and empower employees to “raise their hands” by reporting concerning behavior or breach of our Code to managers, human resources, legal, compliance or to the Autoliv Helpline, a confidential multilingual whistleblower service operated by a third-party. We ensure that no employee will be adversely affected for reporting in good faith or for refusing to carry out a directive believed to constitute fraud or a violation of the Code, laws, or regulations.

OUR SUPPLIERS

Suppliers play a key role in managing our global supply chain in a responsible manner. We expect our suppliers to comply with the laws and regulations in the places where they operate and follow Autoliv’s policies and procedures, including our Standards of Business Conduct and Ethics for Suppliers (“Supplier Code”). The Supplier Code conveys our expectations to uphold our social, ethical, and environmental standards in conducting their businesses, including Human Rights and Working Conditions, Environment, Sustainability, and Business Conduct and Ethics. Our Supplier Quality organization performs supplier audits annually on a rotating basis, on average more than 300 audits per year.

*Subject to closing.

Sustainability Key

Achievements 2015

Our strategy to reduce our impact on the environment, develop sustainable products, operate ethically, and be an employer of choice for our employees is best shown in our achievements and actions. We are proud of what we have achieved thus far in our journey. We will continue to further develop our targets together with input from our stakeholders and have high expectations for future accomplishments.

COMMIT TO EMPLOYEES

Autoliv commits to improve diversity and to increase number of women in the workforce at all levels. At the end of 2015, 46% of the workforce are women and 13% of senior management positions are filled by women. The number of women in management in increasing and we are striving to improve this even more in the future. We are particularly proud that one of our female leaders, Lisa Frary, Vice President Quality Autoliv North America, has been named as one of 100 Leading Women in the North American Auto Industry by Automotive News.

We also developed the global AS330 Health & Safety Management System (HSMS) based on internationally recognized standards. AS330 guides us in sustaining an effective HSMS to ensure the health, safety and wellness of our employees.

LIMIT OUR IMPACT ON THE ENVIRONMENT

Conventional steering wheel manufacturing processes use solvent chemicals for leather wrapping gluing and polyurethane foaming. In anticipation of future regulations, to reduce the environmental impact of these chemicals, and to improve working conditions for our employees, Autoliv made a global decision to move from chemical-based to water-based solvent and processes decreasing the solvent chemical glue in our products from 50% to 18% globally to date.

In our seatbelt operations, we have implemented improved technique for visual defect scrap identification, supported by a video training with examples. By applying this training and audit of the process, we have significantly reduce the scrap linked to visual defect.

In China, we targeted to reduce water usage in the webbing cleaning process. A water pressure stabilizer and water volume adjusting system were installed to better control production water usage. Through this implementation we reduced water usage by 62,000 tons in 2015.

DEVELOP SUSTAINABLE PRODUCTS FOR CONSUMERS

We are developing a new product and process to substitute chemical-based polyurethane foaming for steering wheels using Expanded Polypropylene (“EPP”). EPP is 100% recyclable and requires no volatile organic compounds or chlorofluorocarbon. We expect about 30% reduction in steering wheel weight while improving interior air quality through reduced emissions. We also expect to reduce waste, scrap and mold release chemicals in the manufacturing process.

In addition to assisting the vehicle to maneuver more safely, our RoadScape Global Position System and Horizon modules significantly improve fuel savings and reduce CO2 impact by allowing vehicle control systems to “see” the road ahead and plan the trip optimally. In our view, cleaner air to breathe helps us save more lives.

ACT ETHICALLY TOWARDS SOCIETY

We strongly believe in contributing to the wellbeing of the communities in which we operate. Community involvement is in the interest of the local business operations in each region and location. Projects are typically initiated by Autoliv employees who are passionate about their communities and take part in a wide range of volunteering activities.

The Annual China Auto Safety Exhibition Roadshow, organized by the China Automotive Technology and Research Center, will cover 22 cities in 6 provinces and include the activity series “UN decade of Action for Road Safety in China”. The roadshow will educate the public in Auto Safety, including new technologies, safety functions and promoting safety regulation. In our 4th year of participation in this, we demonstrate our industry leadership and our commitment to social responsibility. This annual event serves as a good platform to popularize auto safety and how to improve road safety conditions.

In 2015, we also launched Driving the Right Road, a new face-to-face Code of Conduct Awareness and Training for all employees globally. We are highlighting the areas of Quality, Health and Safety, Respect in the Workplace and Confidentiality in this training.

KEY ACHIEVEMENTS	2011	2012	2013	2014	2015
Energy Consumption, GWh	680	715	771	792	831
CO2 equivalents metric tons	230,000	246,000	257,000	268,000	290,000
Number of Plants with zero injuries	19	13	16	16	22
Code of Conduct Training, number of associates	2,389	49,614	19,115	34,898	39,257
Autoliv Helpline and Internal Reports	19	86	96	120	127

AUTOLIV 2015 / SHAREHOLDERS

Creating Shareholder Value

By creating customer satisfaction, maintaining tight cost control and developing new products, we generate cash for long-term growth, financial stability and competitive returns to our shareholders.

AUTOLIV HAS ALWAYS had a strong cash flow and cash generation focus. Our operating cash flow has always exceeded capital expenditures.

On average, operations have generated $750 million in cash per year over the last five years, while our capital expenditures, net have averaged $400 million. Since 1997 the Company has converted approximately 93% of its net income to free cash flow, i.e. cash flow after capital expenditures.

CAPITAL EFFICIENCY IMPROVEMENTS

Autoliv’s strong cash flow reflects both the Company’s earnings performance and improvements in capital efficiency. During 2011-2015, while sales increased by 11%, our average annual capital employed increased by only 10%. Therefore, our capital turnover rate improved by more than 1% to 2.6 times. Whether this trend will continue or not will depend on two competing trends. On one hand, fixed asset utilization improves with sales growth and our market is expected to grow at a rate of around 6% per year until 2018. On the other hand, we need to invest in our business to execute on our growth strategy. Since 2010, capital expenditures have exceeded depreciation and amortization due to the need for additional manufacturing capacity and vertical integration.

We will continue to support our Growth Markets, Active Safety strategy and inflator replacement businesses while improving fixed asset utilization by consolidating plants and drive global standardization of manufacturing processes through 1P1P. We also tie cash in working capital to support organic sales growth and our target is that working capital should be below 10% of sales. At the end of 2015, this ratio was 6.2%.

In summary, we still expect to generate strong cash flow, although we may be unable to improve on Autoliv’s already strong capital turnover rate.

CURRENCY EFFECTS

Autoliv is exposed to three types of currency effects that impact Net income and consequently operating cash flow; 1) Transaction effects stemming from purchases and sales in different currencies. We have a net transaction exposure corresponding to approximately 22% of our sales. 2) Revaluation effects stemming from valuation of assets denominated in other currencies than the reporting currency of each unit. 3) Translation effects stemming from the translation of locally reported financial statements into U.S. dollars. We estimate that approximately three quarters of our sales are in currencies other than in U.S. dollars.

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

INVESTING IN OPERATIONS

To create long-term shareholder value, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. In Autoliv’s case, our historical pre-tax cost of capital has been approximately 12% before taxes. Autoliv’s return on capital employed has always exceeded this level, except during the financial crisis in 2008-2009. During the last three years, return on capital employed has varied between 20% and 22%, i.e. close to twice the level of cost of capital.

In 2015, $450 million was re-invested in the form of capital expenditures, net. This was almost 59% of the year’s operating cash flow of $751 million. It was also 38% more than depreciation and amortization due to our strong order intake and need for additional manufacturing capacity, primarily in Asia and other growth markets. Another reason for capital expenditures exceeding depreciation is our strategy to increase vertical integration (i.e. the level of in-house component sourcing) as a means to offset the continuous price erosion in our industry.

ACQUISITIONS AND INVESTMENTS IN ASSETS

In order to accelerate Company growth and create shareholder value, we over time use some of the cash flow generated for acquisitions and for investments in assets such as joint ventures and intellectual properties. These are typically made to consolidate our industry, increase our vertical integration and expand into new markets. In 2015, we entered three significant agreements, each adding certain key building blocks towards autonomous driving.

In Q3, we completed the acquisition of MACOM adding GPS modules and Electronic Horizon. We also acquired certain IP licenses from Volvo Car Corporation in the field of advanced algorithms and active safety features driving future growth. These two investments totaled $162 million fair value.

In Q3, we also signed an agreement with Nissin Kogyo which significantly expand our brake control systems business and could add around $600 million in pro-forma annual sales, subject to closing, expected around the end of the first quarter of 2016. This investment will total around JPY 33 billion subject to customary adjustments.

SHAREHOLDER RETURNS

Since Autoliv has historically used both dividend payments and share repurchases to create shareholder value, the Company does not have a set dividend policy. Instead, the Board of Directors regularly analyzes which method is most efficient, at each instance, to create shareholder value.

During 2015, the quarterly dividend was increased by $2 cents, or close to 4%, to $56 cents. This corresponds to an annualized run rate of $197 million, which is 59% higher than the highest amount paid before the crisis in 2008-2009. In total $196 million or 65% of the year’s free cash flow was used to pay dividends to shareholders.

Historically, the dividend has represented a yield of approximately 2-3% in relation to Autoliv’s average share price. During 2015, this yield was 1.9%.

We also have the ability to return funds to shareholders using share repurchases. During 2015, the Company repurchased 0.9 million shares. In the second half of 2015, the Company was prohibited from executing repurchases due to ongoing acquisition and joint venture discussions. The remaining board authorization is 4.4 million shares.

Repurchases of shares could create more value for shareholders than dividends, if the share price appreciates long-term. For Autoliv this has been the case as the Company’s existing 14.7 million treasury shares have been repurchased at an average cost of $54.36 per share, while the closing price at the end of 2015 was $124.77.

CAPITAL STRUCTURE

Our debt limitation policy is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio of around one time and to be within the range of 0.5 and 1.5 times (see page 87 in the Annual Report for definitions). In addition to the above, the objective is to provide the Company sufficient flexibility to manage the inherent risks and cyclicality in Autoliv’s business and allow the Company to realize strategic opportunities and fund growth initiatives while creating shareholder value. In 2015 Autoliv was within the range during the first three quarters. At December 31, 2015, the leverage ratio was 0.4 times.

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

AUTOLIV 2015 / SHARE PERFORMANCE

Share Performance and Shareholder Information

The share price of the Autoliv stock set a new all-time record in 2015 at $130.81 on the New York Stock Exchange and 1,114 SEK on the NASDAQ OMX Nordic in Stockholm.

SHARE PERFORMANCE

On the primary stock exchange market for the Autoliv securities, the NYSE, Autoliv’s stock increased by 17% to $124.77 during 2015 which compares favorably to the S&P 500 index, which declined 1%, and the S&P 1500 Auto Components Index, which decreased by 6% during the same period.

Since Autoliv merged with Morton ASP in May 1997 through the end of 2015, Autoliv’s share price has increased from $35.50 corresponding to a total shareholder return (TSR) CAGR of 9%. This performance compares favorable to the S&P 500 (TSR) CAGR of 7% for the same period.

The average daily trading volume on the NYSE in Autoliv shares declined 5% to 530,876 in 2015 from 559,266 in 2014.

STOCKHOLM

In Stockholm, the price of Autoliv Swedish Depository Receipts (SDR) increased by 28% to 1,073 SEK during 2015 compared to a 6% increase in the OMX All Share Index and a 22% increase in the OMX Automotive Index in Sweden.

In Stockholm, the average daily trading volume in Autoliv shares was 229,390 in 2015, a decline of roughly 9% from 252,801 in 2014. In 2015, the Autoliv SDR was the 22nd most traded security in Stockholm. Of the total exchange trading, the Autoliv stock accounted for 1.3% in 2015 compared to 1.3% during 2014.

In Stockholm, Autoliv’s SDRs are traded on the stock exchange’s list for large market cap companies.

NUMBER OF SHARES

During 2015, the number of shares outstanding decreased by 0.6 million to 88.1 million at year-end (excluding dilution). The number of shares outstanding decreased due to share repurchases of 0.9 million during 2015. The weighted average number of shares outstanding for the full year 2015, assuming dilution, was reduced to 88.4 million from 92.4 million in 2014.

Stock options, if exercised, and granted Restricted Stock Units (RSUs) could increase the number of shares outstanding by 473,051 and 204,552, respectively, which would be a 0.8% increase in the current number of shares outstanding.

On December 31, 2015, 4.4 million shares where available for repurchase under the current Board authorization from 2014. On December 31, 2015 the Company had 14.7 million treasury shares.

NUMBER OF SHAREHOLDERS

Autoliv estimates that there were close to 60,000 beneficial Autoliv owners as of December 31, 2015. Autoliv securities were held by close to 25% of U.S. based shareholders and around 50% by Sweden based shareholders. Most of the remaining Autoliv securities were held in the U.K., other Nordic countries, Central Europe, Japan and Canada.

On December 31, 2015, Autoliv’s U.S. stock registrar had 1,851 holders of Autoliv stock, and according to our transfer agent, there were 27,400 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to Euroclear Sweden AB, as of December 31, 2015, there were 30,481 holders of record of the Autoliv SDR’s of which 26,787 were direct “street names” of the SDRs. and 3,694 registered holders.

The largest shareholders known to the Company are shown in the table below.

STOCK INCENTIVE PLAN

Under the Autoliv, Inc. 1997 Stock Incentive Plan, as amended, which has been approved by shareholders, the Company granted equity awards to selected executive officers and other key employees in the form of stock options and RSUs in 2015.

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

For the Preliminary Dividend Plan 2016, refer to page 92 in the Annual Report.

ANNUAL GENERAL MEETING

Autoliv’s next Annual General Meeting of Stockholders will be held on, May 10, 2016, at The Langham Hotel, Chicago, 330 North Wabash Avenue, Chicago, Illinois, 60611-3586, U.S.A. Stockholders are encouraged to vote on the Internet regardless of whether they plan to attend the meeting.

PUBLIC INFORMATION DISCLOSURE

We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously.

All relevant public information is reported objectively. Information communicated by Investor Relations is authorized by management.

KEY STOCK PRICE DATA
New York	Price ($)	Date
Opening	106.47	Jan 2, 2015
Year high	130.81	May 20, 2015
Year low	96.57	Aug 24, 2015
Closing	124.77	Dec 31, 2015
All-time high	130.81	May 20, 2015
All-time low	12.33	Mar 6, 2009

Stockholm	Price (SEK)	Date
Opening	838.00	Jan 2, 2015
Year high	1,114.00	Dec 2, 2015
Year low	800.00	Aug 24, 2015
Closing	1,073.00	Dec 30, 2015
All-time high	1,114.00	Dec 2, 2015
All-time low	116.25	Mar 9, 2009

THE LARGEST SHAREHOLDERS
%	No. of Shares	Holder Name1)
9.6	8,462,500	Alecta Pension Insurance Mutual
8.2	7,195,420	Swedbank Robur Fonder AB
5.1	4,536,916	AMF Pensionforsakring AB
5.1	4,515,213	Henderson Investment Funds
4.1	3,646,523	Nordea Investment Funds
0.4	328,076	Management/Directors as a group2)
100.0	88,100,000	Total December 31, 2015

1) Known to the Company, out of close to 60,000 shareholders.

2) As of February 17, 2016. Includes 95,287 shares issuable upon exercise of options that are exercisable within 60 days, 83,253 RSUs and 17,872 performance shares.

ANALYSTS (30)
U.S. (11)
BARCLAYS	Brian Johnson
BUCKINGHAM RESEARCH	Joseph Amaturo
CITIGROUP	Itay Michaeli
DEUTSCHE BANK	Rod Lache
KEYBANC	Brett Hoselton
RBC CAPITAL MARKETS	Joseph Spak
RW BAIRD	David Leiker
SIG	Matthew Stover
WELLS FARGO	Dave Lim

SWEDEN (10)
ABG SUNDAL COLLIER	Olof Cederholm
CARNEGIE	Agnieszka Vilela
DANSKE BANK	Björn Enarson
DNB	Christer Magnergård
HANDELSBANKEN	Hampus Engellau
NORDEA EQUITIES	Erik Golrang
PARETO OHMAN	David Jacobson
PENSER	Johan Dahl
SEB ENSKILDA SECURITIES	Anders Trapp
SWEDBANK	Fredrik Nilhov

UK (7)
BANK OF AMERICA MERRILL LYNCH	Sheila Weekes
CREDIT SUISSE	Fei Teng
EXANE BNP PARIBAS	Edoardo Spina

FRANCE (2)
CHEUVREUX KEPLER	Thomas Besson
SOCIETE GENERALE	Philippe Barrier

SHARE PRICE AND DIVIDENDS
	New York (US$)			Stockholm (SEK)			Dividend	Dividend
PERIOD	High	Low	Close	High	Low	Close	declared	paid
Q1 2015	117.77	101.77	117.77	1,023.00	820.50	1,023.00	$0.56	$0.54
Q2 2015	130.81	116.75	116.75	1,098.00	968.00	968.00	$0.56	$0.56
Q3 2015	116.66	96.57	109.01	981.50	800.00	907.50	$0.56	$0.56
Q4 2015	128.95	109.34	124.77	1,114.00	906.00	1,073.00	$0.56	$0.56

Q1 2014	100.84	86.27	100.35	653.00	554.50	653.00	$0.52	$0.52
Q2 2014	107.92	99.39	106.58	719.00	653.00	715.00	$0.54	$0.52
Q3 2014	108.03	91.92	91.92	743.50	671.50	671.50	$0.54	$0.54
Q4 2014	107.92	88.00	106.12	841.50	638.00	837.50	$0.54	$0.54

AUTOLIV 2015 / CONTENT FINANCIALS

Content Financials

PAGE1)

43	Management’s Discussion and Analysis
59	Management’s Report on Internal Control over Financial Reporting
60	Consolidated Statements of Net Income
60	Consolidated Statements of Comprehensive Income
61	Consolidated Balance Sheets
62	Consolidated Statements of Cash Flows
63	Consolidated Statements of Total Equity

PAGE1)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

64	Note 1	Summary of Significant Accounting Policies
67	Note 2	Business Combinations
68	Note 3	Fair Value Measurements
70	Note 4	Income Taxes
71	Note 5	Receivables
71	Note 6	Inventories
72	Note 7	Investments and Other Non-current Assets
72	Note 8	Property, Plant & Equipment
72	Note 9	Goodwill and Intangible Assets
73	Note 10	Restructuring and Other Liabilities
74	Note 11	Product Related Liabilities
74	Note 12	Debt and Credit Agreements
76	Note 13	Shareholders’ Equity
76	Note 14	Supplemental Cash Flow Information
77	Note 15	Stock Incentive Plan
78	Note 16	Contingent Liabilities
80	Note 17	Lease Commitments
80	Note 18	Retirement Plans
84	Note 19	Segment Information
85	Note 20	Earnings Per Share
85	Note 21	Subsequent Events
85	Note 22	Quarterly Financial Data (unaudited)
86		Auditor’s Reports
1) See page in Annual Report

Important Trends

Autoliv, Inc. (the “Company”) provides advanced safety technology products for the automotive safety market. In the three-year period from 2013-2015 a number of factors have influenced the Company’s operations. The most notable factors have been:

•	Rapid growth of the active safety market

•	Growth in global light vehicle production

•	Continued need to drive efficiency

•	Significant changes in competitive environment

•	An increased focus on recalls and quality

•	Operational initiatives in support of growth and efficiencies

•	Adjustment of capital structure and long-term financing

	20151)			20141)			20131)
YEARS ENDED DEC. 31 (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported	change		Reported	change		Reported	change
Global light vehicle production (in thousands)	85,828	1%		84,576	3%		81,851	4%
Consolidated net sales	$9,170	1%		$9,240	5%		$8,803	6%
Operating income	$728	1%		$723	(5)%		$761	8%
Operating margin, %	7.9	0.1pp		7.8	(0.8	)pp	8.6	0.1pp
Net income attributable to controlling interest	$457	2%		$468	(4)%		$486	1%
Earnings per share, EPS2)	$5.17	2%		$5.06	(0)%		$5.07	0%
Net cash provided by operating activities	$751	5%		$713	(15)%		$838	22%
Return on capital employed, %	20.4	(0.1	)pp	20.5	(1.6	)pp	22.1	0.8pp

1) Reported figures impacted by costs for capacity alignments and antitrust matters in 2013-2015 and a non-cash, non-recurring valuation allowance for deferred tax assets in 2013 that impacted net income and EPS. See table on page 45 in the Annual Report “Items affecting comparability” and Notes 4, 10 and 16 of the Notes to the Consolidated Financial Statements included herein. 2) Assuming dilution and net of treasury shares.

LVP AND MARKET SHIFTS

The most important driver for Autoliv’s sales is the light vehicle production (LVP). We have seen a shift in this growth driver. In 2013, LVP grew at a rate of 4% and in 2014, the year over year growth was 3%. In 2015, the LV production grew by more than 1%.

The main markets contributing to the global LVP growth are China, North America and Western Europe. Between 2013 and 2015, Chinese LVP rose by 15% or 2.9 million light vehicles (LVs). While growth in China slowed in 2015, over time the Chinese automotive market is expected to continue to grow, representing about one third of the global light vehicles produced globally in 2020. North America increased by 8% or 1.2 million LVs for the same period, upholding a year-over-year growth of around 4% for the period between 2013 and 2015. The growth in North America has seen a slightly lower growth rate in 2015 compared to the two previous years. In Western Europe, which is an important market for advanced automotive safety, LVP increased by almost 12% or by approximately 1.5 million LVs during the same three-year period, coming from a production level of 12.6 million LVs in 2013 with an increase of more than 5% in 2014 and close to 7% in 2015. As a result of these developments, China’s share of global LVP increased from 24% in 2013 to 26% in 2015, while North America’s share remains at 19% and Western Europe’s share increased from 15% of the global LVP in 2013 to 16% in 2015. Many of the other markets decreased their share of global LVP and showed a decline in LVP between 2013 and 2015. South America contracted the most with 33%, while Japan declined by 3% and Other Asia by 10%.

These shifts have impacted our market – the global automotive safety market – as the average safety content per vehicle varies between the regions (see Safety Content per Vehicle on page 44 in the Annual Report).

AUTOLIV IS WELL BALANCED

Autoliv’s regional sales mix continues to be balanced with 31% of sales in Europe, 35% in the Americas and 34% in Asia in 2015, compared to 33%, 34% and 33%, respectively, in 2014. In Asia, our sales in the important Chinese market have increased to 17% of total sales in 2015. The strong position in China is important as it makes the Company well positioned in the world’s largest auto producing market, which is expected to experience continued growth over the next several years.

The balanced regional sales mix has been achieved through: 1) timely investments and strengthening of technical and support capabilities in growth markets and 2) early introduction and execution of our restructuring and capacity alignment activities (see below). We have also made substantial investments in addi-tional manufacturing capacity for vertical integration in China and Thailand, to further improve our competitiveness.

In 2015, around 22.7 million light vehicles were produced in China, an increase of 15% from 2013. Our sales have grown by 8% during the same period, lower than the LVP due to an unfavorable mix with certain vehicle models and negative impacts from currency. Nevertheless we continue to have a strong position both with local Chinese and global vehicle manufactures.

For Asia as whole, the effect of the higher production volumes in China was partly offset by lower growth rates in South Korea and Japan. For additional information on Autoliv’s dependence on certain customers and vehicle models, see page 56 in the Annual Report.

Of the European OEMs both BMW and Daimler stands out, accounting for 5% and 7%, respectively of Autoliv’s sales. For BMW this represent almost two times of their global LVP market share, and for Daimler more than two times. This is a result of our strong position within passive safety and to our successful introductions of Active Safety systems in Daimler and BMW vehicles. After six years of continous growth, the North American market has recovered to its former size and character. It is dominated largely by GM, Ford, Toyota, Chrysler, Honda and Nissan.

ACTIVE SAFETY – ORGANIC GROWTH AND M&A

In addition to our commitment to enhance passive safety, we are driving the rapid expansion of the market for active safety systems. The active safety market that we address grew by almost 28% during 2015 to $2.4 billion and is expected to continue to grow rapidly to almost $6 billion by the end of the decade.

In Europe, the Euro NCAP continuously updates its test program to include more active safety technologies to help the European Union reach its target of cutting road fatalities by 50% by 2020. Also the U.S. National Highway Traffic Safety Administration (NHTSA) plans to ensure that its safety rating program continues to encourage both consumers and automakers to develop and adopt active safety technologies. In 2015, NHTSA together with 10 OEMs introduced an initiative to voluntarily introduce autonomous emergency braking (AEB) as standard equipment in the future. These actions will help to further drive the market for improved preventive safety and more automation in vehicles.

To capitalize on the strong growth, we have increased our research, development and engineering (R,D&E) activities related to active safety. As a result of these undertakings in R,D&E and as a result of our investments in additional manufacturing capacity, sales in active safety grew by 58% in 2013 to $345 million, by 42% in 2014 to $489 million and by 25% in 2015 to $611 million, exceeding the $500 million target originally set for 2015 by $111 million. In 2015, we also executed on our M&A strategy. In June we signed an IP license agreement with Volvo Car Corporation for advanced driving features, in August we acquired the Automotive business of MACOM for GPS related features and in September 2015 we signed an agreement (subject to confirmatory due diligence and customary approvals) to form a joint venture in the area of brake control with Japanese Nissin Kogyo.

SAFETY CONTENT PER VEHICLE

In addition to the trend of more active safety systems being introduced, we also see vehicle manufacturers installing more airbags and more advanced seatbelt systems in their vehicles, generally when new models are introduced. Despite these positive worldwide trends, the average global safety content per LV (airbags, seatbelts, steering wheels and related electronics, radar, night vision systems and cameras) remained relatively flat, at slightly below $300 during the period 2013-2015. The real average safety content has constantly increased since 2013 but the increase is offset by the euro/dollar rate that has decreased significantly during the same period, lowering the average CPV (in US dollar) in European cars.

Also, due to the fact that growth in global LVP is partly concentrated in markets such as China where the average safety content per vehicle is only approximately $220, which reduces the global average safety content per vehicle.

In addition, there is a negative effect from continued pricing pressure from vehicle manufacturers (see below). However, the safety standards of vehicles are increasing in China, India and other growth markets such as Brazil, partially due to new regulations and crash test rating programs. For instance, Brazil mandated frontal airbags in all new vehicles sold beginning in 2014. In 2014, Global NCAP introduced the first crash test-rating program in India. Also the Indian government has proposed new traffic legalization that would mandate more rigid crash test standards of light vehicles. This could eventually lead to higher installation rates of airbags and more advanced seatbelts.

All of these trends, in combination with the introduction of various active safety systems, should enable the global automotive safety market to grow at least in line with global LVP during the next three years and, possibly faster than LVP as safety content per vehicle in growth markets improves, and as active safety content per vehicle increases primarily in the mature markets.

OPERATIONAL INITIATIVES

Despite a strengthening of the European LVP, we have seen an uneven capacity utilization in several of our European plants. In 2013, we saw further cost saving opportunities and enlarged the capacity alignment program launched in 2012 to adapt our footprint and the costs amounted to $40 million for 2013. Our capacity alignment program was expanded also in 2014 and 2015 and the costs for the program amounted to $45 million and $83 million, respectively. The current capacity alignment programs are expected to have a payback period of around 3 years, or more, after cash-out.

In 2015, the capital expenditures, net were 4.9%. The Company is adding manufacturing capacity to increase airbag inflator production capacity. This is a result of higher demand for airbag inflators, particularly for the period 2015 to 2017, following a high number of inflator related recalls of another manufacturer´s products.

During 2014 the Company decided to gradually increase the amount of R,D&E expenditure, net in active safety in order to meet demand from customers and accelerate the development of future products in this rapidly evolving and competitive market. In 2015, the active safety related R,D&E expenditures, net amounted to $93 million.

NEED FOR EFFICIENCIES

Pricing pressure is an inherent part of the automotive supplier business. Price reductions are generally higher on newer products with strong volume growth compared to older products, where both the possibilities to re-design the product to reduce costs and market growth are less. Price reductions also depend on the business cycle. For the 2013-2015 period, we estimate the average reduction in our market prices to have been in the range of 2-4% annually. To meet these price reductions we have several programs and actions addressing every item in our cost structure. Starting in 2014 we put further focus on globalizing our products and processess through our “one product one process” (1P1P) strategy. This combined with initiatives to reduce costs for components from external suppliers, ensures that we continuously optimize our supply base footprint, consolidate purchase volumes to fewer suppliers, improve productivity in our supply chain, standardize components and redesign our products. In 2013-2015, raw material commodity cost was reduced by around $80 million compared to the beginning of 2013.

To reduce labor costs while offsetting the price erosion on our products, we continuously implement productivity improvement programs, expand production in best cost countries [BCC] and institute restructuring and capacity alignment activities. The productivity improvements in Autoliv’s manufacturing were approximately 6% for every year during the last three-year period. This is well in line with our productivity improvement target of at least 5% per year, which helps us to partly offset the price reductions to our customers. The level of employees in the BCC´s has increased to 75% in 2015 from 69% in 2013. These changes, in combination with our restructuring activities and several other actions, were almost enough to offset the market price erosion during the three-year period. As a result, total personnel costs in relation to sales were virtually unchanged at 21.7% in 2015 compared to 22.3% in 2013 despite a higher number of engineers and technicians to support investment in R,D&E and vertical integration.

CHANGES IN COMPETITIVE LANDSCAPE

2014 and 2015 saw significant changes in Autoliv’s competitive landscape. TRW, a key competitor in passive safety, was acquired by German group ZF Friedrichafen during 2015. The new company is the third largest automotive supplier globally. The other main competitor in passive safety, Takata, experienced severe issues and subsequent recalls, particularly in the United Sates, related to malfunctioning airbag inflators which has led to significant costs for them. The third largest competitor in passive safety, Key Safety Systems, announced in February 2016 that it had agreed to be acquired by Ningbo Joyson Electronic Corp. In the Electronics market our competitors includes Continental, Bosch, Denso, TRW, Delphi, Mobis and Hella of which we believe Continental and Bosch have strong positions.

ADJUSTING OUR CAPITAL STRUCTURE

Autoliv entered the three-year period 2013-2015 with a net cash position on January 1, 2013 of $361 million. At the end of the period, on December 31, 2015, the Company had a net debt position of $202 million including dividends of $582 million and share repurchases of $868 million over the three year period.

Operations generated $838 million in cash in 2013, $713 million in 2014 and $751 million in 2015. The decrease from 2013 to 2014 was mainly due to $65 million related to the settlement of the U.S. antitrust class actions in the second quarter of 2014 and $74 million in higher capital investments. Capital expenditures, net amounted to $379 million in 2013, $453 million in 2014 and $450 million in 2015.

The declared dividend has been raised nine times since reinstatement in 2010. After the latest declared dividend increase to 56 cents per share, the annualized run rate is $197 million, based on number of shares outstanding at December 31, 2015, is 59% higher than the highest annualized dividend amount paid before the temporary dividend suspension in 2009.

In 2013, the Company began to adjust its capital structure and communicated a revised debt limitation policy which is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio (non-U.S. GAAP measure, see page 58 in the Annual Report) of around 1 time and to be within the range of 0.5 times to 1.5 times. We monitor our capital structure and the financial markets closely and intend to maintain a high level of financial flexibility.

As part of the adjustment of the capital structure the Company has repurchased shares of its common stock. In the first quarter of 2015, the Company repurchased 0.9 million shares for approximately $104 million, including commissions. During 2014, the Company repurchased 6.2 million shares for approximately $616 million. At December 31, 2015, the remaining number of shares authorized by the board of directors for repurchase is approximately 4.4 million shares.

CURRENCY IMPACTS

We are exposed to more than 40 currency pairs, with exposures in excess of $1 million each. We are monitoring the currency exposure but are not hedging any currency flows. Rather we strive to have sales and costs in the same currency to reduce the transaction exposure risk. The total net transaction exposure in 2015 was approximately $2.1 billion or 22% of sales. In 2015, the net currency transaction effect, including revaluation, is estimated to have had a 0.3 pp positive impact on our operating margin. Approximately three quarters of our sales are denominated in other currencies than U.S. dollars, which is leading to translation effects. In 2015, the translation effect is estimated to have had a 0.3 pp positive impact on the operating margin due to mix.

ITEMS AFFECTING COMPARABILITY (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported			Adjustments
	2015	2014	2013	20151)	2014[1]	20131),2)
Operating income	$728	$723	$761	$(166)	$(120)	$(47)
Operating margin, %	7.9	7.8	8.6	(1.8)	(1.3)	(0.6)
Income before income taxes	$676	$667	$734	$(166)	$(120)	$(47)
Net income	$458	$469	$490	$(131)	$(80)	$(72)
Earnings per share, EPS3)	$5.17	$5.06	$5.07	$(1.48)	$(0.87)	$(0.75)
Net cash provided by operating activities	$751	$713	$838	$(146)	$(114)	$(27)

1) Adjustments for capacity alignments and antitrust matters during 2013-2015. 2) Adjustment for a non-cash, non-recurring valuation allowance for deferred tax assets of $39 on net income and $0.41 on EPS. 3) Assuming dilution and net of treasury shares.

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

These non-U.S. GAAP measures have been identified, as applicable, in each section of this annual report with tabular presentations on page 46 and page 58 in the Annual Report, reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

ORGANIC SALES

We analyze the Company’s sales trends and performance as changes in “organic sales growth”, because the Company currently generates approximately three quarters of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be rather volatile. We also use organic sales to reflect the fact that the Company has made several acquisitions and divestitures.

Organic sales present the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

COMPONENTS IN SALES INCREASE/DECREASE (DOLLARS IN MILLIONS)
	China		Japan		RoA1)		Americas		Europe		Total
2015 VS. 2014%		$	%	$	%	$	%	$	%	$	%	$
Organic change	2.1	$32.3	9.8	$67.1	6.2	$55.1	9.1	$281.7	9.8	$299.7	8.0	$735.9
Currency effects2)	(2.0)	(30.2)	(12.7)	(86.7)	(6.5)	(58.1)	(4.8)	(146.5)	(16.9)	(515.4)	(9.1)	(836.9)
Acquisitions/divestitures	—	—	—	—	—	—	1.0	30.1	—	—	0.3	30.1

Reported change	0.1	$2.1	(2.9)	$(19.6)	(0.3)	$(3.0)	5.3	$165.3	(7.1)	$(215.7)	(0.8)	$(70.9)

	China		Japan		RoA1)		Americas		Europe		Total
2014 VS. 2013%		$	%	$	%	$	%	$	%	$	%	$
Organic change	8.2	$115.6	7.7	$53.3	(0.3)	$(3.0)	6.6	$195.2	6.5	$188.2	6.2	$549.3
Currency effects2)	0.1	0.5	(7.8)	(53.9)	1.2	11.2	(1.3)	(39.4)	(1.0)	(30.6)	(1.2)	(112.2)
Acquisitions/divestitures	—	—	—	—	—	—	—	—	—	—	—	—

Reported change	8.3	$116.1	(0.1)	$(0.6)	0.9	$8.2	5.3	$155.8	5.5	$157.6	5.0	$437.1

1) Rest of Asia. 2) Effects from currency translations.

RECONCILIATION OF “OPERATING WORKING CAPITAL” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2015	2014	2013
Total current assets	$4,038.3	$4,136.2	$3,700.4
Total current liabilities	(2,226.4)	(2,138.6)	(2,428.5)
Working capital	$1,811.9	$1,997.6	$1,271.9
Cash and cash equivalents	(1,333.5)	(1,529.0)	(1,118.3)
Short-term debt	39.6	79.6	339.4
Derivative (asset) and liability, current	2.4	(0.8)	1.1
Dividends payable	49.3	47.9	49.1

Operating working capital	$569.7	$595.3	$543.2

RECONCILIATION OF “NET DEBT” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2015	2014	2013
Short-term debt	$39.6	$79.6	$339.4
Long-term debt	1,499.4	1,521.2	279.1
Total debt	$1,539.0	$1,600.8	$618.5
Cash and cash equivalents	(1,333.5)	(1,529.0)	(1,118.3)
Debt-related derivatives	(3.9)	(10.0)	(11.5)

Net debt (cash)	$201.6	$61.8	$(511.3)

RECONCILIATION OF ADJUSTED “OPERATING MARGIN” AND ADJUSTED “EPS”
	Full year 2015			Full year 2014			Full year 2013
	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP
Operating margin, %	9.7	(1.8)	7.9	9.1	(1.3)	7.8	9.2	(0.6)	8.6
Earnings per share, diluted2,3)	$6.65	$(1.48)	$5.17	$5.93	$(0.87)	$5.06	$5.82	$(0.75)	$5.07

1) Capacity alignment and antitrust matters. 2) Adjustments for a non-cash, non-recurring valuation allowance for deferred tax assets in 2013 of $39 million on net income and capital employed, and $0.41 on EPS and total parent shareholder equity per share. 3) Assuming dilution and net of treasury shares.

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

ADJUSTED OPERATING MARGIN AND ADJUSTED EPS

Adjusted operating margin and adjusted EPS are non-GAAP measures our management uses to evaluate our business, because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that are non-operational or non-recurring in nature (such as costs related to capacity alignments, costs related to antitrust matters and for EPS discrete tax items) and that we do not believe are indicative of our core operating performance and underlying business trends. Adjusted operating margin and EPS should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, including operating margin and EPS.

Outlook for 2016

Mainly based on our customer call-offs we expect organic sales for the first quarter of 2016 to grow by more than 10% compared to the same quarter of 2015. The first quarter of 2016 includes approximately 3 more working days compared to 2015, increasing the year-over-year organic growth estimate by around 5pp. Currency translations and M&A are expected to have a combined negative effect of close to 4%, resulting in a consolidated sales growth of around 7%. The adjusted operating margin, excluding costs for capacity alignments and antitrust related matters, is expected to be around 8.5%.

The expectation for the full year 2016 is for an organic sales growth of around 5%. Currency translations are expected to have a 3% negative effect, resulting in a consolidated sales increase of more than 2%.

The expectation for the full-year adjusted operating margin is more than 9%, excluding costs for capacity alignments and antitrust related matters.

The quarterly guidance and annual expectations for 2016, exclude any effects from the planned joint venture with Nissin Kogyo.

Autoliv has agreements with several OEMs for supply of replacement airbag inflators. Based on customer agreements and our own expectations, we now estimate delivery volumes of up to 20 million units for the period 2015 to 2017, around half of the previously estimated 2016 volumes are now expected for 2017. There is also potential for additional delivery volumes in 2017. It remains too early in this evolving situation to be able to estimate final volumes.

The projected tax rate, excluding any discrete items, for the full year 2016, is expected to be around 29% and is subject to change due to any other discrete or nonrecurring events that may occur.

We expect operational cash flow for the full year to remain strong and to be around $0.8 billion excluding antitrust related matters and any discrete items. Capital expenditures in support of our growth strategy are expected to be at the high end of our historic range of 4-5% of sales for the full year.

RD&E investments, net are expected to be in the higher end of the 6-6.5% range.

Significant Legal Matters

The Company is subject to ongoing antitrust investigations by governmental authorities in several jurisdictions as well as related civil litigation in the United States and Canada. For further discussion of these antitrust matters and other legal proceedings see Item 3. Legal Proceedings in our Form 10-K for the year ended December 31, 2015 and Note 16 Contingent Liabilities to the Consolidated Financial Statements included herein.

Year Ended December 31, 2015 Versus 2014

			Component Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/divestitures	Currency effects1)	Organic
Airbags and associated products2)	$5,036	0.3%	—	(8.6)%	8.9%
Seatbelts and associated products	2,599	(7.2)%	—	(10.4)%	3.2%
Passive Safety Electronics products	924	(0.9)%	—	(6.0)%	5.1%
Active safety products	611	24.9%	6.1%	(11.7)%	30.5%

Global	$9,170	(0.8)%	0.3%	(9.1)%	8.0%

			Component Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/divestitures	Currency effects1)	Organic
Asia	$3,077	(0.7)%	—	(5.7)%	5.0%
Whereof: China	1,524	0.1%	—	(2.0)%	2.1%
Japan	668	(2.9)%	—	(12.7)%	9.8%
Rest of Asia	885	(0.3)%	—	(6.5)%	6.2%
Americas	3,265	5.3%	1.0%	(4.8)%	9.1%
Europe	2,828	(7.1)%	—	(16.9)%	9.8%

Global	$9,170	(0.8)%	0.3%	(9.1)%	8.0%

1) Effects from currency translations. 2) Includes sales of steering wheels and inflators.

NET SALES

Consolidated sales decreased to $9,170 million from $9,240 million in 2014. Excluding currency effects, the organic sales growth (non-U.S. GAAP measure, see page 45 in the Annual Report) was 8%. All regions of the Company showed organic sales growth (non-U.S. GAAP measure, see page 45 in the Annual Report) in 2015.

Sales of airbag products (including steering wheels) were favorably impacted by higher sales of replacement inflators, inflatable curtains and steering wheels.

Sales of seatbelt products were particularly strong in Europe and North America. The global trend towards more advanced and higher value-added seatbelt systems continued globally.

Organic sales (non-U.S. GAAP measure, see page 45 in the Annual Report) for passive safety electronics products (mainly airbag control modules and remote sensing units) grew primarily from higher sales in China and South Korea.

The strong increase in sales of active safety products (automotive radars, night vision systems, cameras with driver assist systems, positioning systems and brake control systems) resulted particularly from higher sales of radar related products, primarily as a result of Mercedes’ increased demand for driver assistance products. Increased sales of vision systems to BMW also contributed.

For the full year 2015, sales in the Americas represent 35% of total sales, Asia (China, Japan, RoA) 34%, and Europe 31%. Sales continue to be balanced across the regions. Organic growth (non-U.S. GAAP measure, see page 45 in the Annual Report) was particularly strong in Europe, North America and Japan.

Sales from Autoliv’s companies in China grew organically (non-U.S. GAAP measure, see page 45 in the Annual Report) by more than 2%. This was the result of strong sales to certain local OEMs, partly mitigated by lower sales to certain global OEM’s.

Organic sales (non-U.S. GAAP measure, see page 45 in the Annual Report) from Autoliv’s companies in Japan grew by close to 10%. The growth was primarily driven by sales of replacement inflators. Strong sales of models from Toyota and Nissan also contributed.

Organic sales (non-U.S. GAAP measure, see page 45 in the Annual Report) from Autoliv’s companies in the RoA grew by more than 6%. The growth was driven by strong sales growth in India driven by models from Hyundai and in Thailand, primarily with models from Mitsubishi. A slight sales growth in South Korea was primarily the result of sales to models from Hyundai/Kia.

Organic sales (non-U.S. GAAP measure, see page 45 in the Annual Report) from Autoliv’s companies in the Americas increased by more than 9% and were positively impacted by sales growth to non-U.S. OEMs in North America, mainly models from Hyundai/Kia, Mercedes, and Honda. Sales of replacement inflators also contributed positively to the growth.

Organic sales (non-U.S. GAAP measure, see page 45 in the Annual Report) from Autoliv’s companies in Europe increased rapidly by close to 10%. Models from VW, Ford, Mercedes, Hyundai/Kia, Fiat-Chrysler and Renault were the strongest contributors to growth.

GROSS PROFIT

Gross profit for the full year 2015 increased by more than $40 million, compared to the same period last year, primarily as a result of the higher gross margin. Gross margin increased by 0.6pp compared to the same period of 2014, mainly as a result of higher organic sales, favorable currency effects, positive product mix and raw material savings, partially offset by costs related to the investments for capacity and growth.

OPERATING INCOME

Operating income increased by around $5 million to $728 million and the operating margin by 0.1pp to 7.9%. The increase in the operating margin was mainly due to the higher organic sales, partly offset by higher costs for capacity alignments.

Excluding costs for capacity alignment and antitrust related matter (including antitrust settlements) the adjusted operating margin (non-U.S. GAAP measure, see page 45 in the Annual Report) was 9.7% up from 9.1% for the same period one year ago, mainly as a result of higher organic sales, favorable currency effects, positive product mix and raw material savings, partially offset by costs related to the investments for capacity and growth.

INTEREST EXPENSE, NET

Interest expense, net increased by $4 million to $62 million compared to 2014. The increase relates primarily to recent financing (see Note 12 to Consolidated Financial Statements included herein). In addition, during 2015, Autoliv had a net debt position of $232 million on average, compared to a net cash position of $260 million on average in 2014 (see Treasury Activities on page 52 in the Annual Report).

INCOME TAXES

Income before taxes increased by close to $9 million to $676 million, $4 million more than the increase in operating income. Income tax expense was $218 million compared to $198 million in 2014. The effective tax rate was 32.3% compared to 29.7% for the full year 2014. In 2015 discrete tax items, net, were not material for the full year 2015, compared to 2014 when discrete tax items, net, decreased the rate by 0.7pp. See Note 4 to Consolidated Financial Statements included herein.

NET INCOME AND EARNINGS PER SHARE

Net income attributable to controlling interest amounted to $457 million compared to $468 million in 2014.

EPS amounted to $5.17 assuming dilution compared to $5.06 for 2014.

The weighted average number of shares outstanding assuming dilution decreased to 88.4 million compared to 92.4 million for the full year 2014.

Year Ended December 31, 2014 Versus 2013

		Component Of Change In Net Sales
	Sales (MUSD)	Reported	Currency effects1)	Organic
Airbags and associated products2)	$5,019	4.1%	(1.4)%	5.5%
Seatbelts and associated products	2,800	1.0%	(1.3)%	2.3%
Passive safety electronics products	932	8.0%	0.3%	7.7%
Active safety products	489	41.9%	(2.7)%	44.6%

Global	$9,240	5.0%	(1.2)%	6.2%

		Component Of Change In Net Sales
	Sales (MUSD)	Reported	Currency effects1)	Organic
Asia	$3,098	4.2%	(1.4)%	5.6%
Whereof: China	1,521	8.3%	0.1%	8.2%
Japan	688	(0.1)%	(7.8)%	7.7%
Rest of Asia	889	0.9%	1.2%	(0.3)%
Americas	3,099	5.3%	(1.3)%	6.6%
Europe	3,043	5.5%	(1.0)%	6.5%

Global	$9,240	5.0%	(1.2)%	6.2%

1) Effects from currency translations. 2) Includes sales of steering wheels, passive safety electronics and inflators.

NET SALES

Consolidated sales increased to $9,240 million from $8,803 million in 2013. Excluding currency effects, the organic sales growth (non-U.S. GAAP measure, see page 45 in the Annual Report) was more than 6%. All regions of the Company showed organic sales growth in 2014.

Sales of airbag products (including steering wheels) were favorably impacted by higher volumes of steering wheels, side airbags, knee airbags.

Sales of seatbelt products were particularly strong in Europe and North America. The growth was partly offset by unfavorable model transitions in Asia. The global trend towards more advanced and higher value-added seatbelt systems continued globally.

Organic Sales (non-U.S. GAAP measure, see page 45 in the Annual Report) for passive safety electronics products (mainly airbag control modules and remote sensing units) grew primarily from higher sales in Asia.

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

Organic sales (non-U.S. GAAP measure, see page 45 in the Annual Report) from Autoliv’s companies in Japan showed strong growth in 2014. This was primarily a result of a favorable model mix, particularly with Mazda and Toyota and specifically for the Nissan/Mitsubishi co-developed Dayz Roox.

Organic sales (non-U.S. GAAP measure, see page 45 in the Annual Report) from Autoliv’s companies in the RoA were essentially flat.

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

GROSS PROFIT

Gross profit increased by $99 million in 2014, primarily as a result of the higher sales. Gross margin increased by 0.1pp as a result of the organic sales growth (non-U.S. GAAP measure, see page 45 in the Annual Report), favorable currency effects and raw material savings. These positive effects were offset by our continued investments in production capacity and growth, including vertical integration.

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

INTEREST EXPENSE, NET

Interest expense, net increased by $30 million to $59 million compared to 2013. The increase relates primarily to recent financing (see Note 12 to Consolidated Financial Statements included herein). In addition, during 2014, Autoliv had a net cash position of $260 million on average, compared to $437 million on average in 2013 (see Treasury Activities on page 52 in the Annual Report).

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

Cash provided by operating activities was $751 million in 2015, $713 million in 2014 and $838 million in 2013.

While management of cash and debt is important to the overall business, it is not part of the operational management’s day-to-day responsibilities. We there-fore focus on operationally derived working capital and have set a policy that the operating working capital should not exceed 10% of the last 12-month net sales.

At December 31, 2015, operating working capital (non-U.S. GAAP measure see page 45 in the Annual Report) stood at $570 million corresponding to 6.2% of net sales compared to $595 million and 6.4%, respectively, at December 31, 2014. This ratio was reduced by 1.0pp in 2015 and by 0.9pp in 2014 by provisions for capacity alignment and other restructuring charges, and favorably impacted by 1.4pp and 0.9pp, respectively, from the sale of receivables and discounting of notes totaling $125 million in 2015 and $79 million in 2014 (see Treasury Activities on page 52 in the Annual Report).

Days receivables outstanding (see page 87 in the Annual Report for definition) increased to 73 at December 31, 2015 from 71 days on December 31, 2014. Factoring agreements did not have any material effect on days receivables outstanding for 2015, 2014 or 2013.

Days inventory outstanding (definition on page 87 in the Annual Report) increased to 33 at December 31, 2015 from 32 one year earlier.

CAPITAL EXPENDITURES

Cash generated by operating activities continued to sufficiently cover capital expenditures for property, plant and equipment.

Capital expenditures, gross were $466 million in 2015, $456 million in 2014 and $386 million in 2013, corresponding to 5.1%, 4.9% and 4.4% of net sales, respectively.

Capital expenditures, net amounted to $450 million and depreciation and amortization totaled $319 million in 2015 compared to $453 million and $305 million, respectively, for the full year 2014.

Capital expenditures for 2016 are expected to be 4.5-5% of sales to support our growth strategy.

During 2015, major investments were made for the inflator replacement business, continued investments for growth in China, as well as investments in production lines related to new technologies and growth in Europe.

In 2014, major investments were made to increase manufacturing capacity of inflators in Asia and America. The investments to increase inflator manufacturing capacity in Asia has primarily been done in China. In China, larger investments were made to increase manufacturing capacity for Airbag cushions. Large investments were also commenced to meet increased demand for manufacturing of electronic products in all regions. In addition, expansion of five facilities in Europe were commenced for manufacturing of seatbelt, webbing, cushion sewing and steering wheel to meet increase in demand and to support the ongoing restructuring program.

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

In August 2015 the Company acquired the “Automotive Solutions” business of M/A-COM Technology Solutions Holdings, Inc (MACOM), which is a carve-out of the automotive business of MACOM, through the acquisition of all of the shares of M/A-COM Auto Solutions, Inc., for a total consideration of approximately $138.5 million (for more information, see Note 2, Business Combinations on page 67 in the Annual Report). The transaction has been accounted for as a business combination. The recognized goodwill of approximately $85 million mainly reflects the expected synergies from combining the Active Safety operations of the Company and the acquired “Automotive solutions” business from MACOM. The goodwill is expected to be fully deductible for tax purposes. From the date of acquisition through December 31, 2015, the MACOM business reported net sales of $30 million. No business combinations or acquisitions occurred in 2014 or 2013.

FINANCING ACTIVITIES

In 2015, cash of $319 million was used for financing activities. In 2014 cash provided by financing activities amounted to $226 million and in 2013, cash used in financing activities amounted to $318 million. Gross debt decreased by $62 million to $1,539 million at December 31, 2015 and increased by $982 million to $1,601 million at December 31, 2014. In 2015, the Company repurchased common shares amounting to $104 million, see Note 13 to Consolidated Financial Statements included herein. Cash and cash equivalents decreased by $195 million to $1,334 million in 2015 and increased by $411 million to $1,529 million in 2014.

The Company’s net debt (non-U.S. GAAP measure see page 45 in the Annual Report) position increased by $140 million to $202 million at December 31, 2015. During 2014, the net cash position decreased by $573 million to a net debt position of $62 million at December 31, 2014.

FOREIGN EARNINGS

Substantially all of the Company’s non-U.S. earnings are permanently reinvested outside the U.S. The permanently reinvested earnings are, therefore, not planned to be repatriated to the U.S. and are not necessary to fund our U.S. operations or requirements. The U.S. companies have sufficient liquidity to finance all currently projected funding needs in the U.S. for the foreseeable future. Total cash and cash equivalents as of December 31, 2015 was $1.3 billion, whereof $0.8 billion was in the U.S.

INCOME TAXES

The Company has reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, the Company is undergoing tax audits covering multiple years in several tax jurisdictions. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See discussions of income taxes under “Accounting Policies” on page 53 in the Annual Report and also Note 4 to Consolidated Financial Statements included herein.

PENSION ARRANGEMENTS

The Company has defined benefit pension plans covering nearly half of the U.S. employees. The Company froze participation in the U.S. plans to exclude employees hired after December 31, 2003. Many of the Company’s non-U.S. employees are also covered by pension arrangements.

At December 31, 2015, the Company’s pension liability (i.e. the actual funded status) for its U.S. and non-U.S. plans was $197 million compared to $233 million one year earlier. The plans had a net unamortized actuarial loss of $114 million recorded in Accumulated Other Comprehensive (Loss) Income in the Consolidated Statement of Equity at December 31, 2015, compared to $161 million at December 31, 2014. The amortization of this loss is expected to be $6 million in 2016.

The liability decrease in 2015 of $36 million was mainly due to an increase in the discount rate for many of the plans and foreign currency translation effects of the non-U.S. plans, partly offset by updated salary scale assumption in the U.S. plans and changes in the Canadian dollar exchange rate. The liability increase in 2014 of $85 million was mainly due to a decrease in the discount rate for all plans and changes in mortality assumptions for the U.S. plans, offset by foreign currency translation of the non-U.S. plans and increase in fair value of U.S. and non-U.S. plan assets.

Pension expense associated with the defined benefit plans was $35 million in 2015, $25 million in 2014 and $40 million in 2013 and is expected to be $29 million in 2016. The increase in pension expense associated with the defined benefit plans in 2015 of $10 million was mainly due to a prior year decrease in discount rates. The decrease in pension expense associated with the defined benefit plans in 2014 of $15 million was mainly due to a prior year increase in discount rates. The increase in pension expense associated with the defined benefit plans in 2013 of $4 million was mainly due to a prior year decrease in discount rates.

The Company contributed $16 million to its defined benefit plans in 2015, $16 million in 2014 and $50 million in 2013. The increase in defined benefit plan contributions in 2013 was mainly due to an unscheduled voluntary contribution of $35 million to a U.S. pension plan in the fourth quarter. The Company expects to contribute $13 million to these plans in 2016 and is currently projecting a yearly funding at approximately the same level in the subsequent years.

For further information about retirement plans see Note 18 to Consolidated Financial Statements included herein.

SHAREHOLDER RETURNS

Total cash dividends paid were $196 million in 2015, $195 million in 2014 and $191 million in 2013. The Company has raised the dividend from 45 cents per share in 2012 to 56 cents per share in 2015, see table below. The Board of Directors has declared a dividend of 56 cents per share for the first quarter and 58 cents per share for the second quarter of 2016. The annualized dividend amount of $197 million, is based on 56 cents per share and the number of shares outstanding at December 31, 2015.

During the first quarter in 2015, the Company repurchased 0.9 million shares for cash of $104 million, including commissions. During 2014, the Company repurchased 6.2 million shares for cash of $616 million, including commissions. In total, Autoliv has repurchased 43.1 million shares between May 2000 and December 2015 for cash of $2,341 million, including commissions. The maximum number of shares that are available to be purchased under the stock repurchase program at December 31, 2015 is 4.4 million. There is no expiration date for the share repurchase authorization in order to provide management flexibility in the Company’s share repurchases. For further information see Note 13 to the Consolidated Financial Statements included herein.

DIVIDENDS PAID	2012	2013	2014	2015	2016
1st Quarter	$0.45	$0.50	$0.52	$0.54	$0.56	1)
2nd Quarter	$0.47	$0.50	$0.52	$0.56	$0.58	1)
3rd Quarter	$0.47	$0.50	$0.54	$0.56
4th Quarter	$0.50	$0.50	$0.54	$0.56

1) Declared.

EQUITY

During 2015, total equity increased by 0.8% or $26 million to $3,468 million. This was due to net income of $457 million, $35 million due to pension liabilities and a $29 million effect from stock incentives. Equity was reduced by $197 million due to dividends, by $192 million due to negative currency effects and by $104 million due to share repurchases.

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

IMPACT OF INFLATION AND RAW MATERIAL PRICES

Inflation has generally not had a significant impact on the Company’s financial position or results of operations. The impact of raw material prices in 2014 and 2015 was positive by $19 million and $40 million, respectively. For 2016, we currently expect a favorable impact of $39 million from declining raw material prices.

Changes in most raw material prices affect the Company with a time lag, which is usually three to six months for most materials (see Component Costs on page 55 in the Annual Report).

In many growth markets, inflation is relatively high, especially labor inflation. We have managed to offset this negative effect mainly by labor productivity improvements. However, no assurance can be given that this will continue to be possible going forward.

PERSONNEL

During the past three years, total headcount (permanent employees and temporary personnel) has risen by 25% from the beginning of 2013 to 64,000 in 2015. This reflects the rebound in the cyclical automotive business as well as the combined effect of long-term growth of global LVP, strong demand for safer vehicles and Autoliv’s market share gains, which all drive the need for additional manufacturing personnel.

During 2015, headcount increased by 4,000 including impact from acquisitions by 23 people. During 2014 and 2013, headcount increased by 3,500 and 5,500, respectively, with no impact from acquisitions. Excluding acquisitions headcount increased by 7% during 2015, 6% during 2014 and 11% during 2013, which should be compared to increases in organic sales of 8%, 6% and 7% for the same years.

At the end of 2015, 75% of total headcount was in BCC compared to 69% at the beginning of 2013. Furthermore, 72% of total headcount at December 31, 2015 was direct workers in manufacturing compared to 71% at the beginning of 2013, while 15% of total headcount at December 31, 2015 were temporary employees, compared to 18% at the beginning of 2013.

Compensation to directors and executive officers is reported, as is customary for U.S. public companies, in Autoliv’s proxy statement, which will be available to shareholders in March 2016.

Treasury Activities

CREDIT FACILITIES

In April 2012, Autoliv extended essentially all of its $1.1 billion Revolving Credit Facility (RCF) from April 2016 to April 2017 with unchanged terms and conditions. The RCF was refinanced in 2011 and is syndicated among 13 banks, has a margin of 0.45% on the applicable LIBOR or IBOR when utilized, given the rating of A- from Standard & Poor’s at December 31, 2015. A fixed-rate note was issued in December 2012 of 350 million SEK ($42 million equivalent). This 5-year note matures in December 2017 and carries a fixed interest rate of 2.49%.

In 2013, the Company extended essentially all of its $1.1 billion RCF from April 2017 to April 2018 with unchanged terms and conditions. In July 2013, Autoliv AB, entered into an 18-month financing commitment agreement with EIB, giving Autoliv AB access to a loan of €200 million ($219 million equivalent).

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

At December 31, 2015, the Company’s unutilized long-term credit facilities were $1.3 billion, represented by the RCF and the EIB credit facility. In January 2016, the EIB credit facility expired and was not extended. Neither of these facilities are subject to any financial covenants nor is any other substantial financing of Autoliv. The Company had a net debt position at year end 2015 and 2014 of $202 million and $62 million, respectively. See Note 12 to Consolidated Financial Statements included herein for additional information.

During 2015 and 2014, the Company sold receivables and discounted notes related to selected customers. These factoring arrangements increase cash while reducing accounts receivable and customer risks. At December 31, 2015, the Company had received $125 million for sold receivables without recourse and discounted notes with a discount of $2 million during the year, compared to $79 million at year end 2014 with a discount of $2 million recorded in Other non-operating items, net.

Autoliv’s long-term credit rating from Standard and Poor’s was upgraded from BBB+ to A- with stable outlook in December 2013. Autoliv’s credit rating is in line with its objective of maintaining a strong investment grade rating.

NUMBER OF SHARES

At December 31, 2015, 88.1 million shares were outstanding (net of 14.7 million treasury shares), a 0.7% decrease from 88.7 million one year earlier mainly due to the share repurchase program.

The number of shares outstanding is expected to increase by 0.7 million when all Restricted Stock Units (RSU) vest and if all stock options to key employees are exercised, see Note 15 to Consolidated Financial Statements included herein.

For calculating earnings per share assuming dilution, Autoliv follows the Treasury Stock Method.

During the fourth quarter of 2013, the Company reactivated its previously established share repurchase program. The maximum number of shares that may yet be purchased under the stock repurchase program amount to 4.4 million shares at December 31, 2015. In total, Autoliv has repurchased 43.1 million shares between May 2000 and December 2015 for cash of $2,341 million, including commissions. The average cost per share for all repurchased shares to date is $54.36. Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the repurchase program in order to provide management flexibility in the Company’s share repurchases.

Contractual Obligations and Commitments

AGGREGATE CONTRACTUAL OBLIGATIONS1) (DOLLARS IN MILLIONS)	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD2)	$1,535	$42	$183	$268	$1,042
Fixed-interest obligations including DRD2)	425	56	106	87	176
Operating lease obligations	114	35	42	25	12
Pension contribution requirements3)	13	13	—	—	—
Other non-current liabilities reflected on the balance sheet	53	—	23	27	3

Total	$2,140	$146	$354	$407	$1,233

1) Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions. 2) Debt-Related Derivatives (DRD), see Note 12 to the Consolidated Financial Statements included herein. 3) Expected contributions for funded and unfunded defined benefit plans exclude payments beyond 2016.

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

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2015, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

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

In 2016, the expected contribution to all plans, including direct payments to retirees, is $13 million, of which the major contribution is $7 million for our U.S. pension plans. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements, and therefore the above excludes payments beyond 2016. We may elect to make contributions in excess of the minimum funding requirements for the U.S. plans in response to investment performance and changes in interest rates, or when we believe that it is financially advantageous to do so and based on other capital requirements.

Excluded from the above are expected contributions of $1 million due in 2016 with respect to our other post-employment benefit (OPEB) plans, which represents the expected benefit payments to participants as costs are incurred. See Note 18 to Consolidated Financial Statements included herein.

Other non-current liabilities reflected on the balance sheet: These consist mainly of local governmental liabilities and earn-out payments and deferred purchase consideration in connection with the Company´s acquisition of the automotive business of MACOM (see Note 2 to Consolidated Financial Statements included herein).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Accounting Policies

NEW ACCOUNTING PRONOUNCEMENTS

The Company has evaluated all applicable recently issued accounting guidance. None of these recently issued pronouncements have had, or are expected to have, a significant impact on the Company’s future Consolidated Financial Statements. See page 66 in the Annual Report for additional information.

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

GOODWILL IMPAIRMENT

The Company performs an annual impairment review of goodwill in the fourth quarter of each year following the Company’s annual forecasting process. Management uses its judgment to determining the Company’s reporting units for goodwill impairment testing. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital.

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2013-2015. See “Goodwill and Intangible Assets” in Note 1 to Consolidated Financial Statements included herein.

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

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2015 pension expense were a discount rate of 4.00%, expected rate of increase in compensation levels of 3.50%, and an expected long-term rate of return on plan assets of 7.08%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2015 were a discount rate of 4.50% and an expected age-based rate of increase in compensation levels of 2.65%. The discount rate for the U.S. plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local markets. At December 31, 2015, 56% of the U.S. plan assets were invested in equities, which is in line with the target of 55%.

The table below illustrates the sensitivity of the U.S. net periodic benefit cost and projected U.S. benefit obligation to a 1pp change in the discount rate, decrease in return on plan assets and increase in compensation levels for the U.S plans (in millions).

The use of actuarial assumptions is an area of managements estimate.

Assumption (in millions)	Change	2016 net periodic benefit cost (decrease)	2015 projected benefit obligation increase (decrease)
Discount rate	1pp increase	$(7)	$(57)
	1pp decrease	$9	$74
Compensation levels	1pp increase	$4	$25
Return on plan assets	1pp decrease	$2	n/a

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

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters. See Note 16 to the Consolidated Financial Statements included herein and Item 3 – ”Legal Proceedings” in our Form 10-K for the year ended December 31, 2015.

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

As described below, the Company has taken several mitigating actions, applied numerous strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks. In addition, the Company from time to time identifies and evaluates emerging or changing risks to the Company in order to ensure that identified risks and related risk management are updated in this fast moving environment.

Operational Risks

LIGHT VEHICLE PRODUCTION

Since nearly 30% of Autoliv’s costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in the Company’s plants and are, there-fore, sales dependent.

Global LVP is an indicator of the Company’s sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company’s sales are split over several hundred contracts covering approximately 1,500 vehicle models which generally moderates the effect of changes in vehicle demand of individual countries and regions or stops in production, due to, for instance, natural disasters. The risk in fluctuating sales has also been mitigated by Autoliv’s rapid expansion in Asia and other growth markets, which has reduced the Company’s former high dependence on Europe from more than 50% of sales to a diversified mix with Europe, the Americas and Asia each accounting for about one third of 2015 sales.

It is also the Company’s strategy to reduce this risk in fluctuating sales by using a high number of temporary employees instead of permanent employees. During 2013-2015, the level of temporary personnel in relation to total headcount varied between 15% and 20%.

However, when there is a dramatic reduction in the production of vehicle models supplied by the Company such as occurred during the financial crisis in 2008 and 2009 and during 2012 when Western European LVP declined by 8% followed by a flat development in 2013, it takes time to reduce the level of permanent employees and even longer to reduce fixed production capacity. As a result, our sales and margins could drop significantly and materially impact earnings and cash flow. Therefore, it is our strategy to have a strong financial position and high level of manufacturing in Best Cost Countries where more flexible labor intensive production lines can be used than highly automated lines with fixed costs in High-Cost Countries.

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

Autoliv does not generally buy raw materials, but rather purchases manufactured components (such as stamped steel parts and sewn airbag cushions). In spite of this, raw material price changes in Autoliv’s supply chain could have a major impact on its profitability since approximately 50% of the Company’s component costs (corresponding to 27% of net sales) are comprised of raw materials. The remaining 50% are value added by the supply chain.

Currently, 33% of the raw material cost (or 9% of net sales) is based on steel prices; 29% on oil based prices (i.e. nylon, polyester and engineering plastics) (8% of net sales); 19% on electronic components, such as circuit boards (5% of net sales); and 7% on non-ferrous metals (2% of net sales).

Changes in most raw material prices affect the Company with a time lag. This lag used to be six to twelve months, but is now more often three to six months. For non-ferrous metals like aluminum and zinc, we have quarterly and sometimes monthly price adjustments.

The Company’s strategy is to offset price increases on cost of materials by taking several actions such as re-design of products to reduce material content (as well as weight), material standardization to globally available raw materials, consolidating volumes to fewer suppliers and moving components sourcing to BCC´s. However, should these actions not be sufficient to offset component price increases, our earnings could be materially impacted.

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

The Company is currently subject to ongoing antitrust investigations by governmental authorities in several jurisdictions, as well as related civil litigation in the United States and Canada alleging anti-competitive conduct. In addition, management believes that additional antitrust authorities are evaluating whether to commence investigations. Such legal proceedings, including regulatory actions and government investigations, may seek recovery of very large indeterminate amounts or limit the Company’s operations, and the possibility that such proceedings may arise and their magnitude may remain unknown for substantial periods of time.

A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on the Company’s business, operating results, financial condition, cash flows and reputation.

No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company’s profitability and consolidated financial position or that reserves or insurance will mitigate such impact. See Note 16 to the Consolidated Financial Statements included herein and Item 3 – ”Legal Proceedings” in our Form 10-K for the year ended December 31, 2015.

PRODUCT WARRANTY AND RECALLS

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected or are defective. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected or is defective, we may face warranty and recall claims. If such actual or alleged failure or defect results in bodily injury and/or property damage, we may in addition face product liability and other claims. The Company may experience material warranty, recall or product liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may also be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. Government safety regulators also have policies and practices with respect to recalls. As suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis. Any one or more quality, warranty or other recall issue(s) including the ones affecting few units and/or having a small financial impact may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company’s operations, such as a temporary or prolonged suspension of new orders or the Company’s ability to bid for new business.

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

The Company’s strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy (see page 10 in the Annual Report). In addition, the Company carries product-liability and product-recall insurance at levels that management believes are generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Management’s decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

ENVIRONMENTAL

Most of the Company’s manufacturing processes consist of the assembly of components. As a result, the environmental impact from the Company’s plants is generally modest. While the Company’s businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. Therefore, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. To reduce environmental risk, the Company has implemented an environmental management system and has adopted an environmental policy (see corporate website www.autoliv.com) that specifies, for instance, that all plants should be ISO-14001 compliant.

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

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. In 2007, the U.S. adopted new regulations for side-impact protection which now have been fully phased-in. China introduced a vehicle rating program in 2006, and Latin America introduced a similar program in 2010. The United States upgraded its vehicle rating program in 2010 and Europe completed an upgrade of its Euro NCAP rating system in 2012 and has initiated a further upgrade, which will be fully implemented by 2017. There are also other plans for improved automotive safety, both in these countries and many other countries that could affect the Company’s market.

However, there can be no assurance that changes in regulations will not adversely affect the demand for the Company’s products or, at least, result in a slower increase in the demand for them.

DEPENDENCE ON CUSTOMERS

In 2015 the five largest vehicle manufacturers accounted for 53% of global LVP and the ten largest manufacturers for 78%.

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power.

In 2015, the Company’s five largest customers accounted for 52% of revenues and the ten largest customers for 83% of revenues. For a list of the largest customers, see Note 19 to the Consolidated Financial Statements included herein on page 84 in the Annual Report.

Our largest customer contract accounted for slightly more than 2% of sales in 2015.

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

DEPENDENCE ON SUPPLIERS

Autoliv, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. In some cases, customers require that the suppliers are qualified and approved by them. Autoliv’s supplier consolidation program seeks to reduce costs but increases our dependence on the remaining suppliers. As a result, the Company is dependent, in several instances, on a single supplier for a specific component. However, this dependence is mitigated by the fact that we seldom are applying on a specific manufacturing technology. Consequently, we can often change suppliers, albeit with some costs and time for validation and customer approval.

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

Autoliv intends to reduce the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active safety (see page 18 in the Annual Report).

PATENTS AND PROPRIETARY TECHNOLOGY

The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2015, the Company held close to 6,600 patents. These patents expire on various dates during the period from 2016 to 2035. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. Also, there can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology. As the Company continues to expand its products and expand into new businesses, it will increase its exposure to intellectual property claims.

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

The Company’s gross transaction exposure for 2015 was approximately $2.7 billion. A part of the currency flows had counter-flows in the same currency pair, which reduced the net exposure to approximately $2.1 billion. The four largest net exposures, were the sale of U.S. dollars against the Mexican Peso (approximately 16% of total net exposure), Euros against the Swedish Krona (approximately 16% of total net exposure), U.S. dollars against Korean Won (approximately 10% of total net exposure) and the purchase of Euros against the Chinese Renminbi (approximately 6% of total net exposure). Together these currencies accounted for approximately 48% of the Company’s net currency transaction exposure.

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

2. Translation Exposure in the Income Statement and Balance sheet

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. We estimate that 31% of the Company’s net sales will be denominated in Euro or other European currencies during 2016, while approximately a quarter of net sales is estimated to be denominated in U.S. dollars.

The Company estimates that a 1% increase in the value of the U.S. dollar versus European currencies will decrease reported U.S. dollar annual net sales in 2016 by $29 million or by 0.3% while operating income for 2016 will decline by approximately 0.3% or by about $3 million, assuming reported corporate average margin.

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

Given the Company’s current capital structure, we estimate that a one-percentage point interest rate increase would reduce net interest expense by approximately $11 million, both in 2016 and 2017. This is based on the capital structure at the end of 2015 when the gross fixed-rate debt was $1,457 million while the Company had a net debt position of $202 million (non-U.S. GAAP measure, see page 45 in the Annual Report).

Fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is the $1.25 billion U.S. private placement notes issued in 2014, the remaining $165 million U.S. private placement notes issued in 2007, and the EIB note issued in December 2012 of SEK 350 million ($42 million equivalent), see Note 12 to Consolidated Financial Statements included herein.

REFINANCING RISK

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

Autoliv’s refinancing risk policy requires the Company to maintain long-term facilities with an average maturity of at least three years (drawn or undrawn) corresponding to 150% of total net debt (non-U.S. GAAP measure, see page 45 in the Annual Report). Meeting this policy can be achieved by raising long-term debt or debt commitments or by using cash flow to repay debt.

The Company was in a net cash position during December 2011 until September 30, 2014. At December 31, 2014, the Company was back in a net debt position of $62 million. At December 31, 2015 the Company is in a net debt position of $202 million. In addition to this net debt position, the Company had undrawn long-term debt facilities of $1.3 billion at the end of 2015 with an average remaining life of 2.2 years. Furthermore, the Company has no significant financing with financial covenants (i.e. performance-related restrictions).

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

The Company has had a strong investment grade rating during all periods since the Company was initially rated in 2000 except between February 2009 and July 2010 when the Company’s long-term credit rating was reduced by Standard and Poor’s (S&P) to BBB-. In July 2010, the rating was restored to investment grade, BBB+. In December 2013 Autoliv was upgraded to A- with stable outlook by S&P.

At December 31, 2015, the leverage ratio was 0.4 times. For calculation of leverage ratio, refer to the table below.

CALCULATION OF LEVERAGE RATIO (DOLLARS IN MILLIONS)

	December 31 2015	December 31 2014
Net debt (cash)1)	$201.6	$61.8
Pension liabilities	197.0	232.5
Debt (cash) per the Policy	$398.6	$294.3
Income before income taxes	$675.7	$667.0
Plus: Interest expense, net2)	62.4	58.6
Depreciation and amortization of intangibles3)	319.1	305.4
EBITDA per the Policy	$1,057.2	$1,031.0
Leverage ratio	0.4	0.3

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

In order to further reduce credit risk, deposits and financial instruments can only be entered into with core banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA rated money market funds as approved by the Company’s Board of Directors. At year-end 2015, the Company was compliant with this policy and held $623 million in AAA rated money market funds and $200 million directly in U.S. Treasury Bills.

IMPAIRMENT RISK

Impairment risk refers to the risk that the Company will write down a material amount of its goodwill of close to $1.7 billion. This risk is assessed, at least, annually in the fourth quarter each year when the Company performs an impairment test based on its reporting units.

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

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework).

Based on our assessment, we believe that, as of December 31, 2015, the Company’s internal control over financial reporting is effective.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein, see page 86 in the Annual Report.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

“Safe Harbor Statement”

This Annual Report contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Autoliv, Inc. or its management believes or anticipates may occur in the future. All forward-looking statements including, without limitation, management’s examination of historical operating trends and data as well as estimates of future sales, operating margin, cash flow, effective tax rate or other future operating performance or financial results are based upon our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements.

In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “may,” “likely,” “might,” “will,” “should,” “could,” or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation: changes in light vehicle production; fluctuation in vehicle production schedules for which the Company is a supplier; changes in and the successful execution of our capacity alignment, restructuring and cost reduction initiatives and the market reaction thereto; changes in general industry and market conditions or regional growth or decline; loss of business from increased competition; higher raw material, fuel and energy costs; changes in consumer and customer preferences for end products; customer losses; changes in regulatory conditions; customer bankruptcies; consolidations or restructuring; or divestiture of customer brands; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; component shortages; costs or difficulties related to the integration of any new or acquired businesses and technologies; continued uncertainty in pricing negotiations with customers; successful integration of acquisitions and operations of joint ventures; our ability to be awarded new business; product liability, warranty and recall claims and investigations and other litigation and customer reactions thereto; higher expenses for our pension and other postretirement benefits, including higher funding requirements for our pension plans; work stoppages or other labor issues; possible adverse results of pending or future litigation; our ability to protect our intellectual property rights or infringement claims; our ability to protect our intellectual property rights; negative impacts of antitrust investigations or other governmental investigations and associated litigation relating to the conduct of our business; tax assessments by governmental authorities and changes in our effective tax rate; dependence on key personnel; legislative or regulatory changes impacting or limiting our business; political conditions; dependence on and relationships with customers and suppliers; and other risks and uncertainties identified in Item 1A “Risk Factors” and in our Form 10-K for the year ended December 31, 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any forward-looking statements in light of new information or future events.

(Statements and Notes)

Consolidated Statements of Net Income

		Years ended December 31
(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		2015	2014	2013
Net sales	Note 19	$9,169.6	$9,240.5	$8,803.4
Cost of sales		(7,325.5)	(7,436.7)	(7,098.8)
Gross profit		1,844.1	1,803.8	1,704.6

Selling, general and administrative expenses		(411.5)	(414.9)	(389.9)
Research, development and engineering expenses, net		(523.8)	(535.6)	(489.3)
Amortization of intangibles	Note 9	(19.6)	(16.0)	(20.4)
Other expense, net	Notes 10, 16	(161.4)	(114.7)	(43.6)
Operating income		727.8	722.6	761.4

Income from equity method investments		4.7	6.9	7.3
Interest income	Note 12	2.7	4.8	3.9
Interest expense	Note 12	(65.1)	(63.4)	(32.9)
Other non-operating items, net		5.6	(3.9)	(5.7)
Income before income taxes		675.7	667.0	734.0

Income tax expense	Note 4	(218.2)	(198.0)	(244.1)
Net income		$457.5	$469.0	$489.9
Less: Net income attributable to non-controlling interest		0.7	1.2	4.1
Net income attributable to controlling interest		$456.8	$467.8	$485.8

Earnings per common share
– basic		$5.18	$5.08	$5.09
– assuming dilution		$5.17	$5.06	$5.07
Weighted average number of shares
– basic		88.2	92.1	95.5
– assuming dilution		88.4	92.4	95.9

Cash dividend per share—declared		$2.24	$2.14	$2.02
Cash dividend per share—paid		$2.22	$2.12	$2.00

Consolidated Statements of Comprehensive Income

	Years ended December 31
(DOLLARS IN MILLIONS)	2015	2014	2013
Net income	$457.5	$469.0	$489.9
Other comprehensive (loss) income before tax:
Change in cumulative translation adjustment	(191.5)	(204.9)	(17.4)
Net change in cash flow hedges	0.2	—	—
Net change in unrealized components of defined benefit plans	49.3	(71.0)	97.1
Other comprehensive (loss) income, before tax	(142.0)	(275.9)	79.7
Benefit (cost) for taxes related to defined benefit plans	(14.3)	22.0	(38.3)
Other comprehensive (loss) income, net of tax	(156.3)	(253.9)	41.4
Comprehensive income	301.2	215.1	531.3
Less: Comprehensive income attributable to non-controlling interest	0.1	0.8	4.5
Comprehensive income attributable to controlling interest	$301.1	$214.3	$526.8

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(DOLLARS AND SHARES IN MILLIONS)		2015	2014
Assets
Cash and cash equivalents		$1,333.5	$1,529.0
Receivables, net	Note 5	1,787.6	1,706.3
Inventories, net	Note 6	711.4	675.5
Income tax receivables	Note 4	33.4	54.6
Prepaid expenses		99.6	95.4
Other current assets		72.8	75.4

Total current assets		4,038.3	4,136.2

Property, plant and equipment, net	Note 8	1,437.1	1,390.2
Investments and other non-current assets	Note 7	255.8	255.3
Goodwill	Note 9	1,666.3	1,594.0
Intangible assets, net	Note 9	128.0	67.2

Total assets		$7,525.5	$7,442.9

Liabilities and equity
Short-term debt	Note 12	$39.6	$79.6
Accounts payable		1,169.6	1,091.5
Accrued expenses	Notes 10, 11	755.6	720.1
Income tax payable	Note 4	71.1	69.1
Other current liabilities		190.5	178.3

Total current liabilities		2,226.4	2,138.6

Long-term debt	Note 12	1,499.4	1,521.2
Pension liability	Note 18	197.0	232.5
Other non-current liabilities		134.6	108.5

Total non-current liabilities		1,831.0	1,862.2

Commitments and contingencies	Notes 16, 17

Common stock1)		102.8	102.8
Additional paid-in capital		1,329.3	1,329.3
Retained earnings		3,499.4	3,240.0
Accumulated other comprehensive loss		(408.5)	(253.0)
Treasury stock (14.7 and 14.1 shares, respectively)		(1,067.4)	(992.0)

Total controlling interests’ equity		3,455.6	3,427.1

Non-controlling interest		12.5	15.0

Total equity	Note 13	3,468.1	3,442.1

Total liabilities and equity		$7,525.5	$7,442.9

1)	Number of shares: 350 million authorized, 102.8 million issued for both years, and 88.1 and 88.7 million outstanding, net of treasury shares, for 2015 and 2014, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(DOLLARS IN MILLIONS)		2015	2014	2013
Operating activities
Net income		$457.5	$469.0	$489.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		319.1	305.4	286.0
Deferred income taxes		(24.1)	(0.8)	35.2
Undistributed income from equity method investments, net of dividends		(0.4)	(3.4)	(2.7)
Net change in:
Receivables and other assets, gross		(173.0)	(143.1)	(245.5)
Inventories, gross		(92.7)	(69.8)	(63.6)
Accounts payable and accrued expenses		230.4	106.9	299.7
Income taxes		9.2	3.3	28.2
Other, net		24.5	45.2	10.7

Net cash provided by operating activities		750.5	712.7	837.9

Investing activities
Expenditures for property, plant and equipment		(465.8)	(456.0)	(385.6)
Proceeds from sale of property, plant and equipment		16.2	2.6	6.3
Acquisition of intangible assets		(24.9)	(1.4)	(2.0)
Acquisition of businesses and interest in affiliates, net of cash acquired	Note 14	(103.1)	—	—
Net proceeds from divestitures	Note 14	—	2.4	—
Other		(13.5)	(0.6)	3.9
Net cash used in investing activities		(591.1)	(453.0)	(377.4)

Financing activities
Net (decrease) increase in short-term debt		(29.0)	(252.7)	272.8
Issuance of long-term debt		—	1,263.0	—
Repayments and other changes in long-term debt		(12.2)	(1.2)	(277.3)
Dividends paid to non-controlling interest		—	(4.9)	(3.3)
Dividends paid		(195.7)	(194.9)	(191.0)
Shares repurchased		(104.4)	(616.0)	(147.9)
Common stock options exercised	Note 15	20.3	32.5	27.0
Capital contribution from non-controlling interest		1.6	—	0.4
Other, net		0.5	0.5	1.0

Net cash provided by (used in) financing activities		(318.9)	226.3	(318.3)
Effect of exchange rate changes on cash and cash equivalents		(36.0)	(75.3)	(1.6)
(Decrease) / increase in cash and cash equivalents		(195.5)	410.7	140.6

Cash and cash equivalents at beginning of year		1,529.0	1,118.3	977.7
Cash and cash equivalents at end of year		$1,333.5	$1,529.0	$1,118.3

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other com- prehensive (loss) income	Treasury stock	Total parent shareholders’ equity	Non- controlling interest	Total equity1)
Balance at December 31, 2012	102.8	$102.8	$1,329.3	$2,672.5	$(40.5)	$(305.5)	$3,758.6	$17.5	$3,776.1

Comprehensive Income:
Net income				485.8			485.8	4.1	489.9
Foreign currency translation					(17.8)		(17.8)	0.4	(17.4)
Pension liability					58.8		58.8		58.8

Total Comprehensive Income							526.8	4.5	531.3

Common stock incentives						36.2	36.2		36.2
Cash dividends declared				(192.4)			(192.4)		(192.4)
Repurchased shares						(147.9)	(147.9)		(147.9)
Dividends paid to non-controlling interest on subsidiary shares								(3.3)	(3.3)
Investment in subsidiary by non-controlling interest								0.4	0.4

Balance at December 31, 2013	102.8	$102.8	$1,329.3	$2,965.9	$0.5	$(417.2)	$3,981.3	$19.1	$4,000.4

Comprehensive Income:
Net income				467.8			467.8	1.2	469.0
Foreign currency translation					(204.5)		(204.5)	(0.4)	(204.9)
Pension liability					(49.0)		(49.0)		(49.0)

Total Comprehensive Income							214.3	0.8	215.1

Common stock incentives						41.2	41.2		41.2
Cash dividends declared				(193.7)			(193.7)		(193.7)
Repurchased shares						(616.0)	(616.0)		(616.0)
Dividends paid to non-controlling interest on subsidiary shares								(4.9)	(4.9)

Balance at December 31, 2014	102.8	$102.8	$1,329.3	$3,240.0	$(253.0)	$(992.0)	$3,427.1	$15.0	$3,442.1

Comprehensive Income:
Net income				456.8			456.8	0.7	457.5
Net change in cash flow hedges					0.2		0.2		0.2
Foreign currency translation					(190.9)		(190.9)	(0.6)	(191.5)
Pension liability					35.0		35.0		35.0

Total Comprehensive Income							301.1	0.1	301.2

Common stock incentives						29.0	29.0		29.0
Cash dividends declared				(197.2)			(197.2)		(197.2)
Repurchased shares						(104.4)	(104.4)		(104.4)
Investment in subsidiary by non-controlling interest								1.6	1.6
Purchase of subsidiary shares from non-controlling interest				(0.2)	0.2		0.0	(4.2)	(4.2)

Balance at December 31, 2015	102.8	$102.8	$1,329.3	$3,499.4	$(408.5)	$(1,067.4)	$3,455.6	$12.5	$3,468.1

1)	See Note 13 for further details – includes tax effects where applicable.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NATURE OF OPERATIONS

Through its operating subsidiaries, Autoliv is a supplier of automotive safety systems with a broad range of product offerings, including modules and components for passenger and driver airbags, side airbags, curtain airbags, seatbelts, steering wheels, passive safety electronics and active safety systems such as night vision, radar, camera vision systems and position related technologies. Autoliv is also a supplier of anti-whiplash systems, pedestrian protection systems and child seats.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with United States (U.S.) Generally Accepted Accounting Principles (GAAP) and include Autoliv, Inc. and all companies over which Autoliv, Inc. directly or indirectly exercises control, which as a general rule means that the Company owns more than 50% of the voting rights.

Consolidation is also required when the Company has both the power to direct the activities of a variable interest entity (VIE) and the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE.

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

BUSINESS COMBINATIONS

Transactions in which the Company obtains control of a business are accounted for according to the acquisition method as described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. The assets acquired and liabilities assumed are recognized and measured at their fair values as of the date control is obtained. Acquisition related costs in connection with a business combination are expensed as incurred. Contingent consideration is recognized and measured at fair value at the acquisition date and classified as a liability based on appropriate GAAP.

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

REVENUE RECOGNITION

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed or determinable and the collectability of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment to customers and transfer of title and risk of loss under standard commercial terms (typically F.O.B. shipping point). In those limited instances where other terms are negotiated and agreed, revenue is recorded when title and risk of loss are transferred to the customer.

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

Certain engineering expenses related to long-term supply arrangements are capitalized when defined criteria, such as the existence of a contractual guarantee for reimbursement, are met. The aggregate amount of such assets is not significant in any period presented.

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

STOCK BASED COMPENSATION

The compensation costs for all of the Company’s stock-based compensation awards are determined based on the fair value method as defined in ASC 718, Compensation—Stock Compensation. The Company records the compensation expense for awards under the Stock Incentive Plan, including Restricted Stock Units (RSUs) and stock options, over the respective vesting period.

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

CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative financial instruments, primarily forwards, options and swaps to reduce the effects of fluctuations in foreign exchange rates, interest rates and the resulting variability of the Company’s operating results. On the date that a derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge), (2) a hedge of the exposure of a forecasted transaction or of the variability in the cash flows of a recognized asset or liability (a cash flow hedge) or (3) an economic hedge not applying special hedge accounting pursuant to ASC 815.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Net Income along with the offsetting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income (OCI) and reclassified into the Consolidated Statements of Net Income when the hedge transaction affects net earnings. All derivatives are recognized in the consolidated financial statements at fair value.

For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

For further details on the Company’s financial instruments, see Notes 3 and 12.

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

The Company evaluates the carrying value of long-lived assets other than goodwill when indications of impairment are evident. Impairment testing is primarily done by using the cash flow method based on undiscounted future cash flows. Generally, the lowest level of cash flows for impairment assessment is customer platform level.

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

As of December 31, 2015 and 2014, the Company had goodwill of approximately $1.7 billion and $1.6 billion, respectively. Of the goodwill amount, $1.4 billion and $0.3 billion are associated with the Passive Safety and Electronics segments, respectively. Approximately $1.2 billion of the Passive Safety goodwill is associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred.

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

There were no impairments of goodwill from 2013 through 2015.

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

PENSION OBLIGATIONS

The Company provides for both defined contribution plans and defined benefit plans. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period. A defined benefit pension plan is one that contains pension benefit formulas, which generally determine the amount of pension benefits that each employee will receive for services performed during a specified period of employment.

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

RECEIVABLES AND LIABILITIES IN NON-FUNCTIONAL CURRENCIES

Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in the Consolidated Statements of Net Income amounted to $(11.0) million in 2015, $(3.8) million in 2014 and $(26.3) million in 2013, and are recorded in operating income if they relate to operational receivables and liabilities or are recorded in other financial items, net if they relate to financial receivables and liabilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2015, the Financial Accounting Standards Board (FASB), issued Accounting Standards Update (ASU) 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), which simplifies the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company plans to early adopt this standard prospectively in its interim reporting for the period ended March 31, 2016.

In September 2015, the FASB, issued the ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (Topic 805), which requires an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 requires the acquirer to record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. ASU 2015-16 requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. The Company early adopted this standard as of December 31, 2015. The adoption of this standard had no material impact for any periods presented.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard was originally to be effective for public entities for annual and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), that defers the effective date of ASU 2014-09 for all entities by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating which adoption method to use and assessing the potential impact the new standard will have on its operations and consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, this update is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company plans to adopt this standard as of January 1, 2017. The adoption of this standard is not expected to have a material impact for any periods presented.

In April 2015, the FASB, issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs, that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. For public business entities, the final guidance will be effective for fiscal years beginning after December 15, 2015; however, early adoption (including in interim periods) is permitted. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. An entity is also required in the year of adoption to provide certain disclosures about the change in accounting principle, including the nature of and reason for the change, the transition method, a description of the prior-period information that has been retrospectively adjusted and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). The Company plans to adopt this standard beginning January 1, 2016. The adoption of this standard is not expected to have a material impact for any periods presented.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity’s ability to continue as a going concern. The standard will be effective for annual periods after December 15, 2016 and for annual periods and interim periods thereafter. Early adoption is permitted. The Company early adopted the standard in its interim reporting for September 30, 2014; however, the adoption of ASU 2014-15 had no impact on the Company’s disclosures in the unaudited condensed consolidated financial statements.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to current year presentation.

2. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

M/A-COM Automotive Solutions Business

On August 17, 2015, Autoliv completed the acquisition of the “Automotive Solutions” business of M/A-COM Technology Solutions Holdings, Inc. (MACOM) headquartered in Lowell, Massachusetts, which is a carve-out of the automotive business of MACOM, through the acquisition of all of the shares of M/A-COM Auto Solutions, Inc., a MACOM subsidiary, for approximately $99 million in cash (as adjusted), $15 million of deferred purchase price payable over two years, plus up to an additional $30 million in cash based on the achievement of revenue based earn-out targets through September 30, 2019. The transaction has been accounted for as a business combination.

The “Automotive Solutions” business of MACOM is a supplier of integrated, embedded Global Positioning System (GPS) modules to the automotive industry. The business includes technical, commercial and manufacturing support employees focused on the design, development and production of GPS modules. Other technologies and intellectual property acquired in the transaction are various Radio Frequency (RF) and antenna products (hardware and software) and Electronic Horizon, which is an advanced driver assistance system connecting navigation and GPS data to improve safety, fuel efficiency and reduce emissions. The acquisition expands the Company’s capability in the Active Safety market and provides additional building blocks to its portfolio in automated driving.

The operating results of the MACOM “Automotive Solutions” business have been included in the Consolidated Statements of Net Income since the date of the acquisition. The acquired business is being reported in the Electronics reportable segment. From the date of the acquisition through December 31, 2015, the MACOM “Automotive Solutions” business reported net sales and operating income of $30.1 million and $0.7 million, respectively. Operating income from the date of the acquisition through December 31, 2015, included $1.7 million of purchase accounting inventory fair value step-up adjustments in cost of sales upon the sale of acquired inventory. The total purchase accounting inventory fair value step-up adjustments included in the balance sheet at the acquisition date was $1.7 million.

The acquisition related costs were immaterial and were accounted for as Selling, general and administrative expenses in the Consolidated Statement of Net Income.

The pro forma effects of this acquisition would not materially impact the Company’s reported results for any period presented.

The fair value of acquired accounts receivable, net was determined to be $11.5 million as of the acquisition date. The gross contractual amounts receivable of $12.2 million included $0.7 million that is not expected to be collected.

The acquisition date fair value of the total consideration transferred is presented in the table below:

Acquisition consideration	August 17, 2015 Fair value
Cash	$98.9
Earn-out	25.0
Deferred purchase consideration	14.6
Total consideration transferred	$138.5

The fair value of the earn-out of $25 million is based on a range of estimated probability of revenue scenarios. The fair value of the earn-out and deferred purchase consideration were determined using the discounted cash flow method of the income approach. The estimated undiscounted outcomes are in the range of $18-30 million.

The following table summarizes the recognized fair values of identifiable assets acquired and liabilities assumed as of the acquisition date:

Amounts recognized as of acquisition date	August 17, 2015 Fair value
Assets:
Receivables	$11.5
Inventories	6.0
Other current assets	0.1
Property, plant and equipment	0.1
Intangibles	44.2
Goodwill	84.5
Total assets	$146.4
Liabilities:
Accounts payable	$7.6
Accrued expenses	0.3
Total liabilities	$7.9
Net assets acquired	$138.5

Acquired Intangibles consist of the fair value of a customer contract of $37.2 million and certain technology and intellectual property of $7.0 million. The remaining useful life of the customer contract is 4 years and will be amortized on an accelerated method that corresponds with the relative value of the expected cash flows during the remaining life of the contract. The technology and intellectual property will be amortized straight-line over 7.5 years.

The recognized goodwill of $84.5 million reflects expected synergies from combining the Active Safety operations of the Company and the acquired “Automotive Solutions” business from MACOM and intangible assets that do not qualify for separate recognition. The goodwill is expected to be fully deductible for tax purposes and has been assigned to the Electronics segment.

No significant business combinations were made in 2014.

3. Fair Value Measurements

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short term maturity of these instruments. The fair value of the contingent consideration relating to the MACOM acquisition is re-measured on a recurring basis (See Note 2).

The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The Company’s use of derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at December 31, 2015 were foreign exchange swaps and forward contracts. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond six months. The forward contracts are designated as cash flow hedges of certain external purchases. All derivatives are recognized in the consolidated financial statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Net Income along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of OCI and reclassified into the Consolidated Statements of Net Income when the hedge transaction affects net earnings. The Company uses the forward rate with respect to the measurement of changes in fair value of cash flow hedges when revaluing foreign exchange forward contracts. There were no material reclassifications from OCI to the Consolidated Statement of Net Income during 2015. Any ineffectiveness in 2015 was not material. There were no derivatives designated as hedging instruments outstanding as of December 31, 2014.

The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Instruments with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

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

The Company’s derivatives are all classified as Level 2 of the fair value hierarchy and there have been no transfers between the levels during this or comparable periods.

The tables on the next page present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014. The carrying value is the same as the fair value as these instruments are recognized in the consolidated financial statements at fair value. Although the Company is party to close-out netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2015 and December 31, 2014 have been presented on a gross basis. The amounts subject to netting agreements that the Company choose not to offset are presented later in this note. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted.

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS

The derivatives designated as hedging instruments outstanding at December 31, 2015 were Foreign exchange forward contracts, classified as cash flow hedges. For 2015, the cumulative gains and losses recognized in OCI on the cash flow hedges were a gain of $0.6 million (net of taxes). For 2015, the gains and losses reclassified from OCI and recognized in the Consolidated Statement of Net Income were a gain of $0.4 million (net of taxes). Gains and losses recognized and remaining in OCI as of December 31, 2015 are a gain of $0.2 million (net of taxes). Any ineffectiveness in 2015 was not material. During 2014 there were no derivative instruments designated as hedging instruments and therefore there were no gains or losses recognized in OCI or in the Consolidated Statement of Net Income.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

Derivatives, not designated as hedging instruments, relate to economic hedges and are market to market with all amounts recognized in the Consolidated Statements of Net Income. The derivatives not designated as hedging instruments outstanding at December 31, 2015 were foreign exchange swaps. For 2015 the gains and losses recognized in other non-operating items, net were a loss of $3.3 million for derivative instruments not designated as hedging instruments. For 2014, the Company recognized a gain of $2.0 million in other non-operating items, net for derivative instruments not designated as hedging instruments. For 2015 and 2014, the gains and losses recognized as interest expense were immaterial.

	DECEMBER 31, 2015						DECEMBER 31, 2014
			Fair Value Measurements						Fair Value Measurements
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS1)	Nominal volume		Derivative asset (Other current/ non-current assets)		Derivative liability (Other current / non-current liabilities)		Nominal volume		Derivative asset (Other current / non-current assets)		Derivative liability (Other current / non-current liabilities)
Foreign exchange forward contracts, less than 1 year (cash flow hedge)	$58.0		$0.2		$0.2		$—		$—		$—

Foreign exchange forward contracts, less than 2 years (cash flow hedge)	11.3		0.0		0.1		—		—		—

TOTAL	$69.3		$0.2		$0.3		$—		$—		$—

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS
Foreign exchange swaps, less than 6 months	$482.4	2)	$2.5	3)	$5.1	4)	$459.1	5)	$1.3	6)	$0.4	7)

TOTAL	$482.4		$2.5		$5.1		$459.1		$1.3		$0.4

1)	There is no netting since there are no offsetting contracts.
2)	Net nominal amount after deducting for offsetting swaps under ISDA agreements is $435.8 million.
3)	Net amount after deducting for offsetting swaps under ISDA agreements is $2.4 million.
4)	Net amount after deducting for offsetting swaps under ISDA agreements is $4.9 million.
5)	Net nominal amount after deducting for offsetting swaps under ISDA agreements is $390.9 million.
6)	Net amount after deducting for offsetting swaps under ISDA agreements is $1.3 million.
7)	Net amount after deducting for offsetting swaps under ISDA agreements is $0.4 million.

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

	DECEMBER 31, 2015 CARRYING VALUE1)	DECEMBER 31, 2015 FAIR VALUE	DECEMBER 31, 2014 CARRYING VALUE1)	DECEMBER 31, 2014 FAIR VALUE
LONG-TERM DEBT
U.S. Private placement	$1,421.5	$1,472.6	$1,424.2	$1,510.2
Medium-term notes	77.8	79.6	83.2	86.3
Other long-term debt	0.1	0.1	13.8	13.8

TOTAL	$1,499.4	$1,552.3	$1,521.2	$1,610.3

SHORT-TERM DEBT
Overdrafts and other short-term debt	$39.4	$39.4	$57.8	$57.8
Short-term portion of long-term debt	0.2	0.2	21.8	21.8

TOTAL	$39.6	$39.6	$79.6	$79.6

1)	Debt as reported in balance sheet.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a non-recurring basis. Assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets, including equity method investments.

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

For 2015 and 2014, the Company did not record any material impairment charges on its long-lived assets.

4. Income Taxes

INCOME BEFORE INCOME TAXES	2015	2014	2013
U.S.	$143.8	$59.5	$169.4
Non-U.S.	531.9	607.5	564.6

Total	$675.7	$667.0	$734.0

PROVISION FOR INCOME TAXES	2015	2014	2013
Current
U.S. federal	$68.9	$32.2	$42.7
Non-U.S.	169.2	166.2	164.7
U.S. state and local	4.2	0.4	1.6
Deferred
U.S. federal	(9.3)	(3.2)	11.7
Non-U.S.	(13.7)	2.9	22.2
U.S. state and local	(1.1)	(0.5)	1.2

Total income tax expense	$218.2	$198.0	$244.1

EFFECTIVE INCOME TAX RATE	2015	2014	2013
U.S. federal income tax rate	35.0%	35.0%	35.0%
Foreign tax rate variances	(8.1)	(8.5)	(8.2)
Tax credits	(4.3)	(4.9)	(4.5)
Change in Valuation Allowances	0.1	0.6	5.3
Current year losses with no benefit	4.1	5.9	4.0
Net operating loss carry-forwards	(0.5)	(0.0)	(0.1)
Changes in tax reserves	1.4	(0.1)	1.1
Cost of double taxation	2.7	2.1	0.6
Earnings of equity investments	(0.2)	(0.4)	(0.4)
Withholding taxes	1.2	0.6	1.0
State taxes, net of federal benefit	0.3	0.0	0.2
Other, net	0.6	(0.6)	(0.8)

Effective income tax rate	32.3%	29.7%	33.2%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2015, the Company had net operating loss carryforwards (NOL’s) of approximately $311 million, of which approximately $234 million have no expiration date. The remaining losses expire on various dates through 2029. The Company also has $64 million of U.S. Foreign Tax Credit carry forwards, which begin to expire in 2021.

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

The foreign tax rate variance reflects the fact that approximately two-thirds of the Company’s non-U.S. pre-tax income is generated by business operations located in tax jurisdictions where the tax rate is between 20%-30%. The tax rate from quarter to quarter and from year to year is also impacted by the mix of earnings and tax rates in various jurisdictions compared to the same periods or prior years.

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

At any given time, the Company is undergoing tax audits in several tax jurisdictions, covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2009. With few exceptions, the Company is no longer subject to income tax examination by U.S. state or local tax authorities or by non-U.S. tax authorities for years before 2009. The Company is undergoing tax audits in the United States, several non-U.S. jurisdictions and several U.S. state jurisdictions, covering multiple years. As of December 31, 2015, as a result of those tax examinations, the Company is not aware of any proposed income tax adjustments that would have a material impact on the Company’s financial statements, however, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of December 31, 2014, the Company had recorded $21.4 million for unrecognized tax benefits related to prior years, including $1.6 million of accrued interest and penalties. During 2015, the Company recorded a net increase of $6.9 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years. The Company had $5.7 million accrued for the payment of interest and penalties as of December 31, 2015. Of the total unrecognized tax benefits of $28.3 million recorded at December 31, 2015, $9.5 million is classified as current income tax payable, and $18.8 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Consolidated Balance Sheet. Substantially all of these reserves would impact the effective tax rate if released into income. The following table summarizes the activity related to the Company’s unrecognized tax benefits.

UNRECOGNIZED TAX BENEFITS	2015	2014	2013
Unrecognized tax benefits at beginning of year	$21.5	$22.7	$14.7
Increases as a result of tax positions taken during a prior period	2.5	0.6	7.2
Decreases as a result of tax positions taken during a prior period	(0.1)	(0.0)	(0.3)
Increases as a result of tax positions taken during the current period	5.7	3.1	2.9
Decreases as a result of tax positions taken during the current period	0.0	0.0	0.0
Decreases relating to settlements with taxing authorities	(0.7)	(2.4)	(0.8)
Decreases resulting from the lapse of the applicable statute of limitations	(2.0)	(1.2)	(0.6)
Translation Difference	(1.7)	(1.3)	(0.4)

Total unrecognized tax benefits at end of year	$25.2	$21.5	$22.7

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities were as follows.

DEFERRED TAXES DECEMBER 31	2015	2014	2013
Assets
Provisions	$90.6	$90.6	$97.2
Costs capitalized for tax	21.3	12.0	18.5
Property, plant and equipment	15.5	18.9	20.9
Retirement Plans	60.8	73.6	49.9
Tax receivables, principally NOL’s	192.8	166.2	136.6
Deferred tax assets before allowances	$381.0	$361.3	$323.1
Valuation allowances	(177.7)	(150.1)	(115.5)

Total	$203.3	$211.2	$207.6

Liabilities
Acquired intangibles	$(18.4)	$(22.0)	$(25.3)
Statutory tax allowances	(0.6)	(0.7)	(1.3)
Insurance deposit	(3.3)	(5.0)	(6.4)
Distribution taxes	(29.8)	(34.0)	(38.1)
Other	(2.9)	(2.6)	(3.0)

Total	$(55.0)	$(64.3)	$(74.1)

Net deferred tax asset	$148.3	$146.9	$133.5

The following table summarizes the activity related to the Company’s valuation allowances.

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS DECEMBER 31	2015	2014	2013
Allowances at beginning of year	$150.1	$115.5	$44.8
Benefits reserved current year	53.7	55.2	76.1
Benefits recognized current year	(5.2)	(0.7)	(1.8)
Write-offs and other changes	(0.2)	(3.0)	(0.0)
Translation difference	(20.7)	(16.9)	(3.6)

Allowances at end of year	$177.7	$150.1	$115.5

U.S. federal income taxes have not been provided on $4.1 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. These earnings have been or will be invested to support the growth or other cash requirements of the Company’s non-U.S. business. In addition, the Company does not foresee a need to repatriate these earnings to the U.S. since its U.S. cash requirements are supported by cash generated by its U.S. operations, distributions from foreign entities of earnings that have not been designated as permanently reinvested and existing credit facilities. Most of these undistributed earnings are not subject to withholding taxes upon distribution to intermediate holding companies. However, when appropriate, the Company provides for the cost of such distribution taxes. The Company has determined that due to the complexities of the U.S. foreign tax credit regime, it is not practicable to calculate the deferred tax liability if the entire $4.1 billion of earnings were to be distributed to the United States.

5. Receivables

DECEMBER 31	2015	2014	2013

Receivables	$1,793.7	$1,713.2	$1,692.6

Allowance at beginning of year	$(6.9)	$(4.6)	$(7.3)
Reversal of allowance	1.3	0.9	4.1
Addition to allowance	(1.9)	(4.1)	(2.2)
Write-off against allowance	0.8	0.6	0.9
Translation difference	0.6	0.3	(0.1)

Allowance at end of year	$(6.1)	$(6.9)	$(4.6)

Total receivables, net of allowance	$1,787.6	$1,706.3	$1,688.0

6. Inventories

DECEMBER 31	2015	2014	2013

Raw material	$339.9	$312.2	$314.8
Work in progress	243.4	240.6	232.9
Finished products	217.9	206.0	201.9
Inventories	$801.2	$758.8	$749.6

Inventory reserve at beginning of year	$(83.3)	$(87.8)	$(83.5)
Reversal of reserve	4.3	5.1	5.1
Addition to reserve	(22.2)	(10.9)	(20.8)
Write-off against reserve	5.0	4.0	10.5
Translation difference	6.4	6.3	0.9
Inventory reserve at end of year	$(89.8)	$(83.3)	$(87.8)

Total inventories, net of reserve	$711.4	$675.5	$661.8

7. Investments and Other Non-current Assets

As of December 31, 2015, the Company had invested in two affiliated companies, which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method, which means that a proportional share of the equity method investments’ net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Net Income, the proportional share of the net income (loss) is reported as “Income from equity method investments”.

DECEMBER 31	2015	2014
Equity method investments	$22.9	$26.8
Deferred tax assets	141.0	139.0
Income tax receivables	50.9	54.7
Other non-current assets	41.0	34.8

Investments and other non-current assets	$255.8	$255.3

The equity method investments and the respective percentage of ownership are as follows:

COUNTRY	Ownership %	Company name
Malaysia	49%	Autoliv-Hirotako Safety Sdn Bhd (parent and subsidiaries)
China	30%	Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd.

In 2015, EAK SNC Composants pour L’Industrie Automobile, in which the Company owned 49%, was liquidated. The gain in connection with the liquidation was immaterial.

8. Property, Plant and Equipment

DECEMBER 31	2015	2014	Estimated life
Land and land improvements	$106.6	$106.0	n/a to 15
Machinery and equipment	3,179.7	3,160.0	3-8
Buildings	765.9	813.2	20-40
Construction in progress	284.6	263.2	n/a
Property, plant and equipment	$4,336.8	$4,342.4
Less accumulated depreciation	(2,899.7)	(2,952.2)
Net of depreciation	$1,437.1	$1,390.2

DEPRECIATION INCLUDED IN	2015	2014	2013
Cost of sales	$268.8	$258.7	$237.2
Selling, general and administrative expenses	7.3	8.0	8.2
Research, development and engineering expenses, net	23.3	22.7	20.2

Total	$299.4	$289.4	$265.6

No significant fixed asset impairments were recognized during 2015, 2014 or 2013.

The net book value of machinery and equipment and buildings and land under capital lease contracts recorded as of December 31, 2015 and 2014 were immaterial.

9. Goodwill and Intangible Assets

GOODWILL	Total	Passive Safety Segment	Electronics Segment
Carrying amount December 31, 2013	$1,610.1	$1,602.3	$7.8
Translation differences	(16.1)	(16.1)	—
Carrying amount December 31, 2014	$1,594.0	$1,586.2	$7.8
Allocation of goodwill due to change in segment reporting as of January 1, 2015	—	(185.7)	185.7
Carrying amount January 1, 2015	$1,594.0	$1,400.5	$193.5
Acquisition	84.5	—	84.5
Translation differences	(12.2)	(12.2)	—

Carrying amount at end of year	$1,666.3	$1,388.3	$278.0

The Company changed its segment reporting effective as of January 1, 2015. Goodwill in the former operating segment Passive Safety Systems has been re-allocated from Passive Safety to Electronics relating to the transfer of Passive Safety Electronics, as shown in the table above. The allocation was made based on the relative fair values determined using a discounted cash flow method.

The goodwill recognized in 2015 of $84.5 million is related to the M/A-COM acquisition (see Note 2).

AMORTIZABLE INTANGIBLES	2015	2014
Gross carrying amount	$484.9	$394.6
Accumulated amortization	(356.9)	(327.4)

Carrying value	$128.0	$67.2

No significant impairments were recognized during 2015, 2014 or 2013.

At December 31, 2015 intangible assets subject to amortization mainly relate to acquired technology and contractual relationships. Of the carrying value of $128 million at December 31, 2015, $83 million was related to the technology asset category and $32 million was related to the contractual relationships asset category. Of the carrying value of $67 million at December 31, 2014, the majority related to acquired technology. Amortization expense related to intangible assets was $19.6 million, $16.0 million and $20.4 million in 2015, 2014 and 2013, respectively. Estimated future amortization expense is (in millions): 2016: $30.9; 2017: $25.7; 2018: $25.1; 2019: $22.0 and 2020: $15.8.

10. Restructuring and Other Liabilities

RESTRUCTURING

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under its existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. All restructuring activities relate to the Passive Safety segment. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of Net Income.

2015

In 2015, the employee-related restructuring provisions, made on a case-by-case basis, relate mainly to headcount reductions in Europe. The cash payments mainly relate to high-cost countries in Europe. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2014 to December 31, 2015.

	December 31 2014	Provision/ Charge	Provision/ Reversal	Cash payments	Translation difference	December 31 2015
Restructuring employee-related	$79.6	$82.6	$(2.9)	$(63.4)	$(8.2)	$87.7
Other	0.2	0.2	(0.0)	(0.2)	0.0	0.2

Total reserve	$79.8	$82.8	$(2.9)	$(63.6)	$(8.2)	$87.9

2014

In 2014, the employee-related restructuring provisions, made on a case-by-case basis, and cash payments related mainly to headcount reductions in high-cost countries in Europe. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2013 to December 31, 2014.

	December 31 2013	Provision/ Charge	Provision/ Reversal	Cash payments	Translation difference	December 31 2014
Restructuring employee-related	$93.9	$42.6	$(2.3)	$(44.2)	$(10.4)	$79.6
Other	0.3	0.2	(0.0)	(0.3)	0.0	0.2

Total reserve	$94.2	$42.8	$(2.3)	$(44.5)	$(10.4)	$79.8

2013

In 2013, the employee-related restructuring provisions, made on a case-by-case basis, and cash payments related mainly to headcount reductions in high-cost countries in Europe. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2012 to December 31, 2013.

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

The Company records liabilities for product related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

The increases in reserve in 2015, 2014 and 2013 were split between warranty and recall related issues. Cash payments in 2015, 2014 and 2013 were split between warranty and recall related issues. The table below summarizes the change in the balance sheet position of the product related liabilities.

DECEMBER 31	2015	2014	2013
Reserve at beginning of the year	$51.3	$36.4	$29.9
Change in reserve	37.9	37.9	21.3
Cash payments	(26.5)	(20.9)	(15.2)
Translation difference	(1.9)	(2.1)	0.4

Reserve at end of the year	$60.8	$51.3	$36.4

12. Debt and Credit Agreements

The Company uses derivative financial instruments as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. From time to time, the Company may enter into derivatives to economically hedge these exposures or the company may enter into derivatives to achieve special hedge accounting according to the requirements of ASC 815. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company’s overall financial policy. In this note, short-term debt and long-term debt are discussed including Debt-Related Derivatives (DRD), i.e. debt is reflected as including the fair value adjustments relating to hedges terminated in a prior period. DRD is amortized over the remaining life of the debt. The Debt Profile table also reflects debt excluding DRD.

SHORT-TERM DEBT

As of December 31, 2015, total short-term debt including DRD was $42 million.

The Company’s subsidiaries also have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2015, excluding commercial paper facilities as described below, amounted to $301 million, of which $40 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2015 was $261 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2015 and 2014 excluding the short-term portion of long-term debt was 4.0% and 4.1%, respectively.

LONG-TERM DEBT – OUTSTANDING LOANS

As of December 31, 2015, total long-term debt including DRD was $1,493 million.

On April 25, 2014, the Company issued and sold $1.25 billion of long-term debt securities in a U.S. Private Placement pursuant to a Note Purchase and Guaranty Agreement dated April 23, 2014, by and among Autoliv ASP Inc., the Company and the purchasers listed therein. The $1.25 billion in senior notes have an average interest rate of 3.84%, and consist of: $208 million aggregate principal amount of 5-year senior notes with an interest rate of 2.84%; $275 million aggregate principal amount of 7-year senior notes with an interest rate of 3.51%; $297 million aggregate principal amount of 10-year senior notes with an interest rate of 4.09%; $285 million aggregate principal amount of 12-year senior notes with an interest rate of 4.24%; and $185 million aggregate principal amount of 15-year senior notes with an interest rate of 4.44%.

In addition to the $1.25 billion senior notes issued in 2014, long-term debt of $243 million (including DRD) consists of $165 million of senior notes issued in 2007 as private placements by Autoliv ASP Inc. (a 100% owned subsidiary). The notes issued in 2007 were guaranteed by the Company and consist of two remaining long-term tranches maturing in 2017 and 2019, respectively, which carried fixed interest rates between 6.1% and 6.2%.

In March 2013, the interest rate swap on the remaining $165 million U.S. private placement notes issued in 2007, with a nominal value of $60 million, was cancelled. The gain is amortized through interest expense. Consequently, the remaining $165 million of the long-term notes carry fixed interest rates varying between 2.5% and 5.4%, when including the amortization of the cancelled swaps.

In 2011, the Company issued a SEK 300 million note ($36 million equivalent) maturing in 2017 carrying a floating interest rate of STIBOR + 0.95%.

A fixed-rate note was issued in December 2012 of 350 million SEK ($42 million equivalent). The 5-year note will mature in December 2017 and carries a fixed interest rate of 2.49%, which represents the European Investment Bank’s (EIB) cost of funds plus 0.3%.

LONG-TERM DEBT—LOAN FACILITIES

The Company maintains a revolving credit facility (RCF) of $1.1 billion with a syndicate of 13 banks available through 2018. The Company pays a commitment fee of 0.16% (given the Company’s rating of A- from Standard & Poor’s at December 31, 2015). Financing costs are amortized over the expected life of the facility. Borrowings under this facility are unsecured and bear interest based on the relevant LIBOR or IBOR rate. The commitment is available for general corporate purposes. Borrowings are repayable at any time and in their entirety at the expiration date.

In July 2013, Autoliv AB entered into a financing commitment agreement with EIB that expires in January 2016, giving Autoliv AB access to a loan of €200 million ($219 million equivalent) to help finance R&D projects at Autoliv’s R&D facilities in Germany, France and Sweden. Borrowings bear interest at EIB’s cost of funding plus 0.26%. Autoliv AB is required to pay a non-utilization fee of 0.13% on the undrawn, uncancelled balance of the credit. The financial obligations of the financing commitment agreement, including repayment of any funds, are guaranteed by the Company. No borrowing were outstanding under the facility at December 31, 2015. In January 2016, this facility expired and was not extended.

Autoliv has a total of $1.3 billion unutilized long-term debt facilities available as of December 31, 2015. The Company is not subject to any financial covenants, i.e. performance related restrictions, in any of its significant long-term borrowings or commitments.

The Company has two commercial paper programs: one SEK 7 billion (approx. $838 million) Swedish program and one $1.0 billion U.S. program. Both programs were unutilized at year-end. When commercial paper is issued under these programs, it would be classified as long-term debt because the Company has had the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the long-term credit facilities described above.

CREDIT RISK

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company’s financing. In addition to this, deposits of up to an aggregate amount of $2.0 billion can be placed in U.S. and Swedish government paper and in certain AAA rated money market funds. As of December 31, 2015, the Company had placed $623 million in money market funds and $200 million in U.S. government paper.

The table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

DEBT PROFILE

PRINCIPAL AMOUNT BY EXPECTED MATURITY	2016	2017	2018	2019	2020	Thereafter	Total long-term	Total
U.S. private placement notes (incl. DRD1)) (Weighted average interest rate 3.9%)	$—	$105.0	$—	$268.0	$—	$1,042.0	$1,415.0	$1,415.0
Overdraft/Other short-term debt (incl. DRD1)) (Weighted average interest rate 2.4%)	41.9	—	—	—	—	—	—	41.9
Medium-term notes (Weighted average interest rate 1.6%)	—	77.8	—	—	—	—	77.8	77.8
Other long-term loans, incl. current portion (Weighted average interest rate 5.2%)	0.2	0.1	—	—	—	—	0.1	0.3

Total debt as cash flow, (incl. DRD1))	$42.1	$182.9	$—	$268.0	$—	$1,042.0	$1,492.9	$1,535.0

DRD adjustment	(2.5)	0.4	—	6.1	—	—	6.5	4.0

Total debt as reported	$39.6	$183.3	$—	$274.1	$—	$1,042.0	$1,499.4	$1,539.0

1) Debt Related Derivatives (DRD), i.e. the fair value adjustments to the carrying value of the underlying debt associated with hedging.

13. Shareholders’ Equity

The number of shares outstanding as of December 31, 2015 was 88,107,358.

DIVIDENDS	2015	2014	2013
Cash dividend paid per share	$2.22	$2.12	$2.00
Cash dividend declared per share	$2.24	$2.14	$2.02

OTHER COMPREHENSIVE INCOME (LOSS)/ ENDING BALANCE1)	2015	2014	2013
Cumulative translation adjustments	$(345.9)	$(155.1)	$49.4
Net gain on cash flow hedge derivatives	0.2	—	—
Net pension liability	(63.0)	(97.9)	(48.9)
Purchase of subsidairy shares from non-controlling interest	0.2	—	—

Total (ending balance)	$(408.5)	$(253.0)	$0.5

Deferred taxes on the pension liability	$29.8	$43.4	$21.4

1)	The components of Other Comprehensive Income (Loss) are net of any related income tax effects.

SHARE REPURCHASE PROGRAM

The Company’s Board of Directors approved a share repurchase program in 2000 authorizing the repurchase of 10 million shares and subsequently expanded the authorization three times between 2000 and 2007 to 37.5 million shares. Share repurchases were suspended in September 2008 as a result of the financial crisis to preserve cash. During the fourth quarter 2013, the Company reactivated its share repurchase program. In January 2014, the Company’s Board of Directors approved an additional 10 million shares for repurchase under the existing program. During 2015, the Company repurchased shares only in the first quarter. There is no expiration date for the share repurchase program. The Company is authorized to repurchase an additional 4,424,760 shares under the program at December 31, 2015.

SHARES	2015	2014	2013
Shares repurchased (shares in millions)	0.9	6.2	1.6
Cash paid for shares	$104.4	$616.0	$147.9

In total, Autoliv has repurchased 43.1 million shares between May 2000 and December 2015 for cash of $2,341 million, including commissions. Of the total amount of repurchased shares, 23.6 million shares were utilized for the equity unit offering during 2009-2012. In addition, 4.8 million shares have been utilized by the Stock Incentive Plan whereof 0.3 million, 0.5 million and 0.5 million were utilized during 2015, 2014 and 2013, respectively. At December 31, 2015, 14.7 million of the repurchased shares remain in treasury stock.

14. Supplemental Cash Flow Information

The Company’s acquisitions and divestitures of businesses and interests in affiliates, net of cash acquired were as follows:

	2015	2014	2013
Business combinations and other acquisitions:
Fair value of assets acquired, excluding cash	$(146.4)	—	—
Liabilities assumed	7.9	—	—
Fair value of earn-out and deferred purchase consideration	39.6	—	—
Total business combinations	$(98.9)	—	—
Acquisition of additional interests in subsidiaries	(4.2)	—	—
Acquisition of businesses and interests in affiliates, net of cash acquired	$(103.1)	$—	$—

	2015	2014	2013
Divestitures of business, net of cash disposed	$—	$2.4	$—

Payments for interest and income taxes were as follows:
	2015	2014	2013
Interest	$66	$57	$33
Income taxes	$214	$206	$206

15. Stock Incentive Plan

Under the amended and restated Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) adopted by the shareholders, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and restricted stock units (RSUs). All stock options are granted for 10-year terms, have an exercise price equal to the fair value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer a share of the Company’s common stock to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is generally from treasury shares. The Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2015, 6,187,925 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see the following tables.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2012, 2011 and 2010 (vested in 2015, 2014 and 2013) was $4.5 million, $4.4 million and $4.3 million, respectively. The aggregate intrinsic value for RSUs outstanding at December 31, 2015 was $25.5 million. The average fair value of RSUs granted in 2015, 2014 and 2013 was $105.87, $88.54 and $64.59, respectively.

The average grant date fair value of stock options granted during 2015, 2014 and 2013 was estimated at $16.72, $17.35 and $15.61 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2015	2014	2013
Risk-free interest rate	1.1%	1.1%	0.9%
Dividend yield	2.3%	2.3%	2.3%
Expected life in years	3.4	3.9	4.1
Expected volatility	24.0%	28.0%	34.0%

The Company uses historical exercise data for determining the expected life assumption. Expected volatility is based on historical and implied volatility.

The total stock (RSUs and stock options) compensation cost recognized in the Consolidated Statements of Net Income for 2015, 2014 and 2013 was $8.2 million, $8.1 million and $8.3 million, respectively.

The total compensation cost related to non-vested awards not yet recognized is $7.9 million for RSUs and the weighted average period over which this cost is expected to be recognized is approximately two years. There is no significant compensation cost not yet recognized for stock options.

Information on the number of RSUs and stock options related to the Plan during the period of 2013 to 2015 is as follows:

RSUs	2015	2014	2013
Outstanding at beginning of year	198,285	204,277	211,618
Granted	74,908	64,223	91,230
Shares issued	(58,186)	(56,184)	(84,342)
Cancelled/Forfeited/Expired	(10,455)	(14,031)	(14,229)

Outstanding at end of year	204,552	198,285	204,277

STOCK OPTIONS	Number of options	Weighted average exercise price
Outstanding at Dec 31, 2012	1,012,230	$53.91
Granted	273,541	69.18
Exercised	(437,751)	53.58
Cancelled/Forfeited/Expired	(16,319)	49.25

Outstanding at Dec 31, 2013	831,701	$59.20
Granted	192,665	94.87
Exercised	(471,732)	60.78
Cancelled/Forfeited/Expired	(13,809)	66.23

Outstanding at Dec 31, 2014	538,825	$70.38
Granted	187,996	113.51
Exercised	(244,182)	68.82
Cancelled/Forfeited/Expired	(9,588)	92.70

Outstanding at Dec 31, 2015	473,051	$87.88

OPTIONS EXERCISABLE
At December 31, 2013	559,483	$54.34
At December 31, 2014	349,190	$57.08
At December 31, 2015	290,487	$71.76

The following summarizes information about stock options outstanding and exercisable on December 31, 2015:

RANGE OF EXERCISE PRICES	Number outstanding	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	20,800	3.14	$16.31
$44.70 - $49.60	28,830	3.38	$45.60
$51.67 - $59.01	19,524	1.71	$54.73
$67.00 - $69.18	88,058	6.80	$68.44
$72.95 - $94.87	133,275	7.58	$90.77
$113.36 - $126.46	182,564	9.13	$113.51

	473,051	7.34	$87.88

RANGE OF EXERCISE PRICES	Number exercisable	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	20,800	3.14	$16.31
$44.70 - $49.60	28,830	3.38	$45.60
$51.67 - $59.01	19,524	1.71	$54.73
$67.00 - $69.18	88,058	6.80	$68.44
$72.95 - $94.87	133,275	7.58	$90.77
$113.36 - $126.46	—	—	—

	290,487	6.22	$71.76

The total aggregate intrinsic value, which is the difference between the exercise price and $124.77 (closing price per share at December 31, 2015), for all “in the money” stock options outstanding and exercisable was $17.4 million and $15.3 million, respectively.

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

In October 2014, one of the Company’s Brazilian subsidiaries received a notice of deficiency from the state tax authorities from the state of São Paulo, Brazil which, primarily, alleged violations of ICMS (VAT) payments and improper warehousing documentation. The aggregate assessment for all alleged violations was R$63 million (approximately $16.3 million), inclusive of fines, penalties and interest. The Company believes the full amount assessed is baseless and that it has reasonable legal and factual defenses to the assessment and, consequently, plans to defend its interests vigorously. However, the Company believes that a loss is probable with respect to at least a portion of the assessed amount and has accrued an amount that is not material to the Company’s results of operations for the period ended December 31, 2015. However, the Company cannot predict or estimate the duration or ultimate outcome of this matter.

In March 2015, the Company was informed of an investigation being conducted in Turkey by the Directorate of Kocaeli Customs Custody, Smuggling and Enquiry into the Company’s import and customs payment structure and the associated import taxes and fees for the period of 2006–2012. The Company cannot predict the duration, scope or ultimate outcome of this investigation and is unable to estimate the financial impact it may have, or predict the reporting periods in which any such financial impacts may be recorded. Consequently, the Company has made no provision for any expenses as of December 31, 2015 with respect to this investigation.

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

On June 7-9, 2011, representatives of the European Commission (“EC”), the European antitrust authority, visited two facilities of a Company subsidiary in Germany to gather information for a similar investigation. The investigation is still pending and the Company remains unable to estimate the financial impact such investigation will have or predict the reporting periods in which such financial impact may be recorded and has consequently not recorded a provision for loss as of December 31, 2015. However, management has concluded that it is probable that the Company’s operating results and cash flows will be materially adversely impacted for the reporting periods in which the EC investigation is resolved or becomes estimable.

In August 2014, the Competition Commission of South Africa (the “CCSA”) contacted the Company regarding an investigation into the Company’s sales of occupant safety systems in South Africa. The Company is cooperating with the CCSA. The Company cannot predict the duration, scope, or ultimate outcome of this investigation and is unable to estimate the loss or a range of loss, or predict the reporting periods in which any such loss may be recorded. Consequently, the Company has not recorded a provision for loss as of December 31, 2015 with respect to this investigation.

On July 6, 2015, the Company learned that the General Superintendence of the Administrative Council for Economic Defense (“CADE”) in Brazil had initiated an investigation of an alleged cartel involving sales in Brazil of seatbelts, airbags, and steering wheels by the Company’s Brazilian subsidiary and the Brazilian subsidiary of a competitor. The Company was not aware of this investigation prior to CADE’s announcement. The Company believes that a loss in the form of a civil penalty is probable with respect to this matter and accrued an amount that is not material to the Company’s results of operations to resolve this matter for the period ended December 31, 2015. However, the Company cannot predict or estimate the duration or ultimate outcome of this matter.

The Company is also subject to civil litigation alleging anti-competitive conduct in the U.S. and Canada. Plaintiffs in these civil antitrust class actions generally allege that the defendant suppliers of occupant safety systems have engaged in long-running global conspiracies to fix the prices of occupant safety systems or components thereof in violation of various antitrust laws and unfair or deceptive trade practice statutes. Plaintiffs in these civil antitrust class actions make allegations that extend significantly beyond the specific admissions of the Company’s DOJ plea. The Company denies these overly broad allegations. Plaintiffs in the U.S. cases sought to represent purported classes of direct purchasers, auto dealers, and end-payors (i.e., consumers) who purchased occupant safety systems or components either directly from a defendant or indirectly through purchases or leases of new vehicles containing such systems. Plaintiffs sought injunctive relief, treble damages, costs, and attorneys’ fees. Plaintiffs in the Canadian cases seek to represent purported classes encompassing direct and indirect purchasers of such products and seek similar relief under applicable Canadian laws.

Specifically, the Company, several of its subsidiaries and its competitors are defendants in a total of nineteen purported antitrust class action lawsuits filed between July 2012 and June 2015. Fifteen of these lawsuits were filed in the U.S. and have been consolidated in the Occupant Safety Systems (OSS) segment of the Automobile Parts Antitrust Litigation, a Multi-District Litigation (MDL) proceeding in the United States District Court for the Eastern District of Michigan.

On May 30, 2014, the Company, without admitting any liability, entered into separate settlement agreements with representatives of each of the three classes of plaintiffs in the MDL, not including the recent truck and equipment dealer class action described below, subject to final approval by the MDL court following notice to the settlement class, an opportunity to object to or opt-out of the settlement, and a fairness hearing. Pursuant to the settlement agreements, the Company agreed to pay $40 million to the direct purchaser settlement class, $6 million to the auto dealer settlement class, and $19 million to the end-payor settlement class, for a total of $65 million. This amount was expensed during the second quarter of 2014. In exchange, the plaintiffs agreed that the plaintiffs and the settlement classes would release Autoliv from all claims regarding their U.S. purchases that were or could have been asserted on behalf of the class in the MDL. In July 2014, the three settlements received preliminary court approval. Following notice to the direct purchaser settlement class and the receipt of opt-out notices from members of that class, the class settlement amount was by the terms of the settlement agreement reduced to approximately $35.5 million. Following a fairness hearing on December 3, 2014, the MDL court on January 7, 2015 entered an order granting final approval to the direct purchaser class settlement. Following notice to the auto dealer settlement class, to which there were no opt-outs or objections, and a final fairness hearing on November 18, 2015, the MDL court on December 7, 2015 entered an order granting final approval to the auto dealer class settlement. On January 13, 2016, the end-payor plaintiffs filed a motion for authorization to disseminate class notice of several end-payor settlement agreements, including their settlement agreement with the Company, which would begin the opt-out process. The three class settlements will not resolve any claims of settlement class members who opt-out of the settlements or the unasserted claims of any purchasers of occupant safety systems who are not otherwise included in a settlement class, such as states and municipalities.

In March 2015, Autoliv reached agreements regarding additional settlements to resolve certain direct purchasers’ global (including U.S.) or non-U.S. antitrust claims that were not covered by its U.S. direct purchaser settlement described above. The total amount of these additional settlements was $81 million. Autoliv expensed during the first quarter of 2015 approximately $77 million as a result of these additional settlements, net of existing amounts that had been accrued for in 2014. In entering into these agreements, Autoliv did not admit any liability and settled for the purpose of avoiding the uncertainty, risk, expense and distraction of potential litigation or other adversarial proceedings and in the interest of maintaining positive relationships with its customers.

In June 2015, a class action lawsuit was filed against the Company in the United States District Court for the Eastern District of Michigan by truck dealers seeking to represent a class of truck and equipment dealers that purchased occupant safety products manufactured by defendants or purchased trucks and equipment containing such products in the U.S. As in the other class actions, plaintiffs generally alleged that the Company and its competitors, who were also named as defendants, have engaged in long-running global conspiracies to fix the prices of the subject products in violation of antitrust laws and unfair or deceptive trade practice statues. This lawsuit was assigned to the MDL court and will be processed as part of the ongoing Automobile Parts Antitrust MDL. On January 12, 2016, the Company reached an agreement in principle to settle with the truck and equipment dealers class for a non-material amount. The settlement is subject to the negotiation and execution of a definitive agreement and court approval following notice to the settlement class.

The remaining four antitrust class action lawsuits are pending in Canada (Sheridan Chevrolet Cadillac Ltd. et al. v. Autoliv, Inc. et al., filed in the Ontario Superior Court of Justice on January 18, 2013; M. Serge Asselin v. Autoliv, Inc. et al., filed in the Superior Court of Quebec on March 14, 2013; Ewert v. Autoliv, Inc. et al., filed in the Supreme Court of British Columbia on July 18, 2013; and Cindy Retallick and Jagjeet Singh Rajput v. Autoliv ASP, Inc. et al., filed in the Queen’s Bench of the Judicial Center of Regina in the province of Saskatchewan on May 14, 2014). The Canadian cases assert claims on behalf of putative classes of both direct and indirect purchasers of occupant safety systems. The Company denies the overly broad allegations of these lawsuits and intends to defend itself in these cases. While it is probable that the Company will incur losses as a result of these Canadian antitrust cases, the duration or ultimate outcome of these cases currently cannot be predicted or estimated and no provision for a loss has been recorded as of December 31, 2015. There is currently no timeline for class certification or discovery in the Canadian occupant safety systems cases. These class actions have been stayed pending proceedings in certain earlier-filed auto parts cases.

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

The Company believes that it is currently reasonably insured against recall and product liability risks, at levels sufficient to cover potential claims that are reasonably likely to arise in the Company’s businesses based on past experience. Autoliv cannot assure that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses, now or in the future, or that such coverage always will be available should we, now or in the future, wish to extend, increase or otherwise adjust its insurance.

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

17. Lease Commitments

OPERATING LEASES

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancellable and include renewals, expire at various dates through 2045. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $40.9 million, $44.6 million and $45.8 million for 2015, 2014 and 2013, respectively.

At December 31, 2015, future minimum lease payments for non-cancellable operating leases totaled $113.6 million and are payable as follows (in millions): 2016: $35.0; 2017: $23.3; 2018: $18.2; 2019: $15.3; 2020: $9.5; 2021 and thereafter: $12.3.

CAPITAL LEASES

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2017.

At December 31, 2015, future minimum lease payments for non-cancellable capital leases were immaterial.

18. Retirement Plans

DEFINED CONTRIBUTION PLANS

Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to defined contribution plans for the years ended December 31, 2015, 2014 and 2013 were $19.9 million, $20.2 million and $19.7 million, respectively.

MULTIEMPLOYER PLANS

The Company participates in multiemployer plans in Sweden, Canada, Spain and the Netherlands, which are all deemed insignificant. The largest of these plans is in Sweden, the ITP-2 pension plan, which is funded through Alecta. For employees born before 1979, the plan provides a final pay pension benefit based on all service with participating employers. The Company must pay for wage increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits. The plan is more than 100% funded. The Company contributions to the multiemployer plan in Sweden for the years ended December 31, 2015, 2014 and 2013 were $2.2 million, $2.4 million and $1.9 million, respectively.

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2015	2014	2015	2014
Benefit obligation at beginning of year	$357.0	$265.8	$237.3	$205.0
Service cost	9.9	7.3	14.4	13.5
Interest cost	14.4	13.0	7.0	8.2
Actuarial (gain) loss due to:
Change in discount rate	(47.6)	58.9	(9.7)	40.4
Experience	9.6	(0.5)	(7.7)	1.0
Other assumption changes	(1.0)	18.4	(2.2)	(1.9)
Plan participants’ contributions	—	—	0.2	0.2
Plan amendments	0.3	—	0.2	0.9
Benefits paid	(18.0)	(5.9)	(8.4)	(8.3)
Curtailments	—	—	(0.8)	0.1
Special termination benefits	—	—	0.1	—
Other	—	—	(0.2)	(0.5)
Translation difference	—	—	(14.4)	(21.3)

Benefit obligation at end of year	$324.6	$357.0	$215.8	$237.3

Fair value of plan assets at beginning of year	$253.8	$223.6	$108.0	$99.9
Actual return on plan assets	(2.5)	29.4	(1.4)	14.2
Company contributions	6.7	6.7	9.6	9.4
Plan participants’ contributions	—	—	0.1	0.2
Benefits paid	(18.0)	(5.9)	(8.4)	(8.3)
Other	—	—	(0.2)	(0.2)
Translation difference	—	—	(4.3)	(7.2)
Fair value of plan assets at year end	$240.0	$253.8	$103.4	$108.0

Funded status recognized in the balance sheet	$(84.6)	$(103.2)	$(112.4)	$(129.3)

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

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS

	U.S.
	2015	2014	2013
Service cost	$9.9	$7.3	$9.3
Interest cost	14.4	13.0	12.8
Expected return on plan assets	(17.5)	(15.4)	(11.6)
Amortization of prior service credit	(1.0)	(1.0)	(1.0)
Amortization of actuarial loss	7.7	1.9	10.0

Net periodic benefit cost	$13.5	$5.8	$19.5

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS (CONTINUED)

	Non-U.S.
	2015	2014	2013
Service cost	$14.4	$13.5	$13.5
Interest cost	7.0	8.2	7.3
Expected return on plan assets	(3.8)	(4.5)	(4.0)
Amortization of prior service costs	0.3	0.3	0.2
Amortization of actuarial loss	3.1	1.1	2.5
Settlement loss (gain)	0.0	0.1	0.2
Curtailment loss (gain)	0.0	0.1	0.1
Special termination benefits	0.1	—	0.5

Net periodic benefit cost	$21.1	$18.8	$20.3

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $(0.9) million. Amortization of net actuarial losses is expected to be $4.4 million in 2016. Net periodic benefit cost associated with these U.S. plans was $13.5 million in 2015 and is expected to be around $9.7 million in 2016. The estimated prior service cost and net actuarial loss for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.3 million and $1.6 million, respectively. Net periodic benefit cost associated with these non-U.S. plans was $21.1 million in 2015 and is expected to be around $19.0 million in 2016. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 11 years for U.S. and 6-21 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31

	U.S.		Non-U.S.
	2015	2014	2015	2014
Net actuarial loss (gain)	$79.9	$106.6	$31.9	$53.8
Prior service (credit) cost	(0.6)	(1.9)	2.3	2.6
Total accumulated other comprehensive income recognized in the balance sheet	$79.3	$104.7	$34.2	$56.4

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2015	2014	2015	2014
Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$104.7	$42.7	$56.4	$32.1
Net actuarial loss (gain)	(19.0)	62.8	(14.9)	30.3
Prior service cost	0.3	—	0.2	0.9
Amortization of prior service credit (cost)	1.0	1.0	(0.3)	(0.3)
Amortization of actuarial loss	(7.7)	(1.8)	(3.1)	(1.2)
Translation difference	—	—	(4.1)	(5.4)

Total retirement benefit recognized in accumulated other comprehensive income at end of year	$79.3	$104.7	$34.2	$56.4

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $261.8 million and $278.5 million at December 31, 2015 and 2014, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $177.7 million and $195.4 million at December 31, 2015 and 2014, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: U.S., France, Germany, Japan, South Korea and Sweden.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2015	2014	2015	2014
Projected Benefit Obligation (PBO)	$324.6	$357.0	$118.0	$155.4
Accumulated Benefit Obligation (ABO)	$261.8	$278.5	$89.5	$124.1
Fair value of plan assets	$240.0	$253.8	$4.3	$29.6

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31

	U.S.		Non-U.S.1)
% WEIGHTED AVERAGE	2015	2014	2015	2014
Discount rate	4.50	4.00	0.50 - 4.10	0.50 - 4.00
Rate of increases in compensation level	2.65	3.50	2.25 - 5.00	2.25 - 5.00

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

	U.S.
% WEIGHTED AVERAGE	2015	2014	2013
Discount rate	4.00	5.00	4.05
Rate of increases in compensation level	3.50	3.50	3.50
Expected long-term rate of return on assets	7.08	7.08	7.50

Non-U.S.1)
% WEIGHTED AVERAGE	2015	2014	2013
Discount rate	0.50 - 4.00	1.00 - 5.00	1.50 - 4.50
Rate of increases in compensation level	2.25 - 5.00	2.25 - 5.00	2.25 - 5.00
Expected long-term rate of return on assets	2.60 - 6.15	2.60 - 6.15	3.00 - 5.75

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

The level of equity exposure is currently targeted at approximately 55% for the primary U.S. plan. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on the U.S. plan assets of 7.08% for calculating the 2015 expense and 7.08% for calculating the 2016 expense as a result of the decrease in U.S. plan asset equity exposure.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 2.60-6.15% for 2015. The closed U.K. plan which has a targeted and actual allocation of almost 100% debt instruments accounts for approximately 59% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plan during 2015 and 2014 amounting to $6.7 million and $6.7 million, respectively. Contributions to the U.K. plan during 2015 and 2014 amounted to $1.4 million and $1.5 million, respectively. The Company expects to contribute $6.8 million to its U.S. pension plan in 2016 and is currently projecting a yearly funding at approximately the same level in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $1.4 million in 2016 and in the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR YEARS ENDED DECEMBER 31

ASSETS CATEGORY IN % WEIGHTED AVERAGE	U.S.	U.S.		Non-U.S.
	Target allocation	2015	2014	2015	2014
Equity securities	55	56	54	15	15
Debt instruments	45	43	46	65	63
Other assets	—	1	—	20	22

Total	100	100	100	100	100

The following table summarizes the fair value of the Company’s plan assets:

	Fair value measurement at December 31, 2015	Fair value measurement at December 31, 2014
Assets
U.S. Equity
Large Cap	$88.1	$90.9
Mid Cap	10.1	10.7
Small Cap	10.3	10.7
Non-U.S. Equity	41.0	42.2
U.S. Bonds
Aggregate	103.7	115.9
Non-U.S. Bonds
Corporate	60.9	62.6
Aggregate	5.9	5.7
Insurance Contracts	13.9	15.7
Other Investments	9.5	7.4

Total	$343.4	$361.8

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

PENSION BENEFITS EXPECTED PAYMENTS	U.S.	Non-U.S.
2016	$12.9	$5.9
2017	$13.7	$6.9
2018	$15.7	$7.7
2019	$17.6	$8.1
2020	$18.9	$9.9
Years 2021-2025	$126.6	$60.3

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	2015	2014	2013
Benefit obligation at beginning of year	$21.0	$34.3	$34.6
Service cost	0.5	1.3	1.4
Interest cost	0.8	1.6	1.4
Actuarial (gain) loss due to:
Change in discount rate	(1.2)	2.4	(3.7)
Experience	(0.9)	(1.1)	1.0
Other assumption changes	(0.9)	0.4	(1.0)
Plan amendments	(0.0)	(17.2)	—
Benefits paid	(0.2)	(0.8)	(0.3)
Other	0.2	0.1	0.9

Benefit obligation at end of year	$19.3	$21.0	$34.3

Fair value of plan assets at beginning of year	$—	$—	$—
Company contributions	0.2	0.8	0.3
Benefits paid	(0.2)	(0.8)	(0.3)

Fair value of plan assets at end of year	$—	$—	$—

Accrued postretirement benefit cost recognized in the balance sheet	$(19.3)	$(21.0)	$(34.3)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

PERIOD ENDED DECEMBER 31	2015	2014	2013
Service cost	$0.5	$1.3	$1.4
Interest cost	0.8	1.6	1.4
Amortization of prior service cost	(2.2)	(0.1)	(0.1)
Amortization of actuarial loss	(0.1)	(0.1)	(0.1)

Net periodic benefit (credit) cost	$(1.0)	$2.7	$2.6

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX ASSOCIATED WITH POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2015	2014	2015	2014
Net actuarial loss (gain)	$(3.0)	$(0.7)	$(2.5)	$(1.7)
Prior service cost (credit)	(15.2)	(17.3)	(0.0)	(0.0)

Total accumulated other comprehensive income recognized in the balance sheet	$(18.2)	$(18.0)	$(2.5)	$(1.7)

For measuring end-of-year obligations at December 31, 2015, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2014 and beyond. After 2014, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. This individual retiree subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 4.65% in 2015 and 4.20% in 2014. The average discount rate used in determining the postretirement benefit cost was 4.20% in 2015, 5.05% in 2014 and 4.25% in 2013.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2015. This is due to the fixed-dollar nature of the benefits provided under the postretirement benefit plan.

The estimated net gain and prior service credit for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $(2.5) million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

POSTRETIREMENT BENEFITS	EXPECTED PAYMENTS
2016	$0.6
2017	$0.6
2018	$0.7
2019	$0.7
2020	$0.8
Years 2021 - 2025	$4.9

19. Segment Information

As of January 1, 2015, the Company changed its operating structure and now has two operating segments, Passive Safety and Electronics. Passive Safety includes Autoliv’s airbag and seatbelt products and components, while Electronics combines all of Autoliv’s electronics resources and expertise in both passive safety electronics and active safety. The change in operating structure, by integrating the passive electronics and active safety businesses into the new segment Electronics, has been made in order to more efficiently manage the Company’s business operations and allow for future growth. The operating results of the new operating segments are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the individual operating segments and make decisions about resources to be allocated to the operating segments. The Company began reporting its results under the two new operating segments, Passive Safety and Electronics, commencing with its quarterly report for the period ending March 31, 2015. The Company has also recast the corresponding items of segment information for the comparison years 2014 and 2013 as set forth below.

NET SALES, INCLUDING INTERSEGMENT SALES	2015	2014	2013
Passive Safety	$7,621.2	$7,800.1	$7,575.1
Electronics	1,588.7	1,488.9	1,258.6
Total segment sales	9,209.9	9,289.0	8,833.7
Corporate and other	14.7	20.1	21.5
Intersegment sales	(55.0)	(68.6)	(51.8)

Total net sales	$9,169.6	$9,240.5	$8,803.4

INCOME BEFORE INCOME TAXES	2015	2014	2013
Passive Safety	$669.2	$598.1	$619.9
Electronics	64.5	76.0	84.0
Segment operating income	733.7	674.1	703.9
Corporate and other	(5.9)	48.5	57.5
Interest and other non-operating expenses, net	(56.8)	(62.5)	(34.7)
Income from equity method investments	4.7	6.9	7.3

Income before income taxes	$675.7	$667.0	$734.0

CAPITAL EXPENDITURES	2015	2014	2013
Passive Safety	$405.6	$389.0	$326.8
Electronics	53.2	64.1	57.4
Corporate and other	7.0	2.9	1.4

Total capital expenditures	$465.8	$456.0	$385.6

DEPRECIATION AND AMORTIZATION	2015	2014	2013
Passive Safety	$264.5	$254.6	$238.1
Electronics	49.3	45.2	38.6
Corporate and other	5.3	5.6	9.3

Total depreciation and amortization	$319.1	$305.4	$286.0

SEGMENT ASSETS	2015	2014
Passive Safety	$5,539.3	$5,782.3
Electronics	966.5	713.9
Segment assets	$6,505.8	$6,496.2
Corporate and other 1)	1,019.7	946.7

Total assets	$7,525.5	$7,442.9

1) Corporate and other assets mainly consist of cash and cash equivalents, income taxes and equity method investments.

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2015: GM 12% (incl. Opel, etc.), Ford 12% and Renault 10% (incl. Nissan).

In 2014: GM 14% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

In 2013: GM 14% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

NET SALES BY REGION	2015	2014	2013
Asia	$3,077.4	$3,097.9	$2,974.1
Whereof: China	1,523.7	1,521.6	1,405.5
Japan	668.0	687.7	688.2
Rest of Asia	885.7	888.6	880.4
Americas	3,264.8	3,099.4	2,943.6
Europe	2,827.4	3,043.2	2,885.7

Total	$9,169.6	$9,240.5	$8,803.4

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

External sales in the U.S. amounted to $2,469 million, $2,269 million and $2,122 million in 2015, 2014 and 2013, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $527 million, $459 million and $488 million in 2015, 2014 and 2013, respectively.

NET SALES BY PRODUCT	2015	2014	2013
Airbag products1)	$5,036.2	$5,019.3	$4,822.8
Seatbelt products1)	2,599.1	2,800.1	2,772.7
Passive safety electronic products	923.2	932.0	863.2
Active safety products	611.1	489.1	344.7

Total net sales	$9,169.6	$9,240.5	$8,803.4

1) Including Corporate and other sales.

LONG-LIVED ASSETS	2015	2014
Asia	$739	$696
Whereof: China	434	391
Japan	103	98
Rest of Asia	202	207
Americas	2,027	1,906
Europe	721	705

Total	$3,487	$3,307

Long-lived assets in the U.S. amounted to $1,863 million and $1,733 million for 2015 and 2014, respectively. For 2015, $1,595 million (2014, $1,476 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

20. Earnings Per Share

The weighted average shares used in calculating earnings per share were:

	2015	2014	2013
Weighted average shares basic	88.2	92.1	95.5
Effect of dilutive securities:
stock options/share awards	0.2	0.3	0.4

Weighted average shares diluted	88.4	92.4	95.9

There were approximately 2 thousand antidilutive shares outstanding for the year ended December 31, 2015 and no antidilutive shares outstanding for the years ended December 31 2014 and 2013.

21. Subsequent Events

There were no reportable events subsequent to December 31, 2015.

22. Quarterly Financial Data (unaudited)

2015	Q1	Q2	Q3	Q4
Net sales	$2,174.1	$2,291.5	$2,184.5	$2,519.5
Gross profit	423.3	460.0	440.1	520.7
Income before taxes	64.5	194.5	151.8	264.9
Net income	35.7	136.8	99.1	185.9
Net income attributable to controlling interest	35.7	136.7	98.9	185.5
Earnings per share
– basic	$0.40	$1.55	$1.12	$2.11
– diluted	$0.40	$1.55	$1.12	$2.10
Dividends paid	$0.54	$0.56	$0.56	$0.56

2014	Q1	Q2	Q3	Q4
Net sales	$2,295.8	$2,383.0	$2,208.0	$2,353.7
Gross profit	445.3	464.2	426.4	467.9
Income before taxes	184.3	122.9	156.5	203.3
Net income	131.1	83.2	106.7	148.0
Net income attributable to controlling interest	130.3	82.8	106.5	148.2
Earnings per share
– basic	$1.39	$0.89	$1.16	$1.65
– diluted	$1.38	$0.89	$1.16	$1.65
Dividends paid	$0.52	$0.52	$0.54	$0.54

EXCHANGE RATES FOR KEY CURRENCIES VS. U.S. DOLLAR

	2015	2015	2014	2014	2013	2013	2012	2012	2011	2011
	Average	Year end	Average	Year end	Average	Year end	Average	Year end	Average	Year end
EUR	1.110	1.094	1.327	1.218	1.328	1.374	1.285	1.322	1.390	1.292
CNY	0.159	0.154	0.162	0.161	0.162	0.165	0.159	0.160	0.155	0.159
JPY/1000	8.261	8.303	9.452	8.367	10.256	9.494	12.538	11.607	12.570	12.881
KRW/1000	0.885	0.854	0.950	0.913	0.914	0.949	0.888	0.937	0.904	0.863
MXN	0.063	0.058	0.075	0.068	0.078	0.077	0.076	0.077	0.080	0.071
SEK	0.119	0.120	0.146	0.128	0.153	0.154	0.148	0.153	0.154	0.144

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of net income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 19, 2016 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 19, 2016                         /s/ Ernst & Young AB

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of net income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2015 of Autoliv, Inc. and our report dated February 19, 2016 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 19, 2016                         /s/ Ernst & Young AB

Glossary and Definitions

BCC

Best Cost Country, see table on page 28 in the Annual Report for specification of which countries

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

TOTAL EQUITY RATIO

Total equity relative to total assets.

GROSS MARGIN

Gross profit relative to sales.

HCC

High Cost Country, see table on page 28 in the Annual Report for specification of our high-Cost Countries.

HEADCOUNT

Employees plus temporary, hourly personnel.

LEVERAGE RATIO

Debt (cash) per the Policy in relation to EBITDA per the Policy (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 45 in the Annual Report for calculation of this non-U.S. GAAP measure.

LVP

Light vehicle production of light motor vehicles with a gross weight of up to 3.5 metric tons.

LMPU

Labor minutes per produced unit.

NET DEBT (NET CASH)

Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 45 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

NET DEBT TO CAPITALIZATION

Net debt in relation to total equity (including non-controlling interest) and net debt.

NUMBER OF EMPLOYEES

Employees with a continuous employment agreement, recalculated to full time equivalent heads.

OPERATING MARGIN

Operating income relative to sales.

OPERATING WORKING CAPITAL

Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See page 45 in the Annual Report for reconciliation of this non-U.S. GAAP measure.

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

AUTOLIV 2015 / CORPORATE GOVERNANCE

Corporate Governance

This section should be read in conjunction with Autoliv’s proxy statement (the “Proxy Statement”), which contains a more complete explanation of the Company’s Corporate Governance, and will be available at www.autoliv.com in late March 2016. Please also refer to pages 55-58 in the Annual Report about Risk Management and page 59 in the Annual Report about Internal Control in this Annual Report.

AUTOLIV IS A DELAWARE CORPORATION with its headquarters in Stockholm, Sweden. As a publicly traded U.S. corporation with its primary listing on the New York Stock Exchange (NYSE), the Company is subject primarily to U.S. state and federal regulations and NYSE corporate governance requirements. Autoliv also has a secondary listing of its Swedish Depository Receipts on the NASDAQ OMX Nordic. The Company has elected to primarily apply U.S. corporate governance rules, standards and best practices rather than those of Sweden, as further described in the Proxy Statement. In addition to, and consistent with, these statutory laws and regulations, Autoliv is governed by its own charter documents and internal standards and policies through its Restated Certificate of Incorporation, Third Restated By-laws, Corporate Governance Guidelines and Standards of Business Conduct and Ethics.

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

Business to be conducted at an Annual Meeting of Stockholders shall only be that which has been properly brought before the Annual Meeting and in compliance with our Third Restated By-laws and Rule 14a-8 of the Exchange Act. For a stockholder proposal under Rule 14a-8 to be considered for inclusion in the proxy statement for our 2017 Annual Meeting, it must be received by us on or before November 28, 2016. If stockholders wish to present a proposal at our 2017 Annual Meeting but do not intend for the proposal to be included in our proxy statement, our Third Restated By-laws provide that we must receive the written notice at our principal executive offices no earlier than the close of business on February 9, 2017 and no later than the close of business on March 11, 2017.

THE BOARD

The Board is entrusted with, and responsible for, overseeing the business and affairs of the Company.

The Board monitors the performance of the Company in relation to its goals, strategy, competitors, and the performance of the Chief Executive Officer (CEO). The Board is allowed under our Corporate Governance Guidelines to choose its chairman in a way that it deems best for the Company. At this time, the Board believes that combining the CEO and Chairman roles facilitates the flow of information between the Board and the Company’s management and better enables the Board to fulfill its oversight role. Since 2014, George A. Lorch has been appointed to serve as Lead Independent Director. The duties of the Lead Independent Director can be found in the Company’s Corporate Governance Guidelines.

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

According to our Restated Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board. The Board believes that it should generally have no fewer than 7 and no more than 11 directors. At the 2014 Annual Meeting of Stockholders, stockholders approved amendments to the Company’s Restated Certificate of Incorporation to declassify the Board and provide for the annual election of all directors. These amendments phase in the declassification over a three-year period, as further explained in the Proxy Statement. Beginning with the 2015 Annual Meeting of Stockholders, directors were elected to serve one-year terms and by the 2017 Annual Meeting of Stockholders, the entire Board will be elected annually.

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

Board compensation is disclosed in the Proxy Statement together with the compensation of the CEO, CFO and other most highly-compensated executive officers, as required by SEC rules. Directors’ fees are the only compensation that the directors, including all of the members of the Audit Committee, can receive from Autoliv. During 2015, non-employee directors were required to hold one year’s annual fees worth of Autoliv’s common stock, and had a three-year period to acquire such holdings.

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

Reports can be made to Autoliv’s Compliance Officer or legal department (for contact information see page 92 in the Annual Report), or by using the Autoliv Helpline – a multilingual service where reports can be made anonymously, without fear of retaliation, 24 hours a day, 7 days a week, by phone or online at http://helpline.autoliv.com.

AUTOLIV 2015 / BOARD OF DIRECTORS

Board of Directors

Jan Carlson

Born 1960. President and CEO. Chairman since May 2014 and Director since 2007. Elected until 2017. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. Director of BorgWarner Inc. and Trelleborg AB. M.Sc.

Robert W. Alspaugh

Born 1947. Director since 2006. Nominated for re-election at 2016 Annual Meeting. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. Director of Ball Inc. and Verifone Holdings. BBA.

Aicha Evans

Born 1969. Director since Feb. 2015. Nominated for re-election at 2016 Annual Meeting. Corporate Vice President of the Platform Engineering Group and General Manager of the Wireless Platform Research and Development Group of Intel. Former Corporate Vice President of the Mobile and Communications Group of Intel. Formerly served in various positions at Rockwell Semiconductors, Conexant and Skyworks. B.Sc.

Leif Johansson

Born 1951. Director since February 2016. Nominated for re-election at 2016 Annual Meeting. Former President and CEO of The Volvo Group. Chairman of the Board of Telefonaktiebolaget L.M. Ericsson and Astra Zeneca PLC. Board member of Svenska Cellulosa AB SCA and Ecolean AB. Chairman of the Royal Swedish Academy of Engineering Science and delegate of the China Development Forum. M.Sc.

David E. Kepler

Born 1952. Director since Feb. 2015. Nominated for re-election at 2016 Annual Meeting. Former Executive Vice President, Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Director of the Teradata Corporation and the TD Bank Group. Trustee of the University of California, Berkeley Foundation. B.Sc.

Franz-Josef Kortüm

Born 1950. Director since 2014. Nominated for re-election at 2016 Annual Meeting. Former CEO of Webasto SE and Audi AG. Vice Chairman of the Supervisory Board of Webasto. Chairman of the Advisory Board of Brose GmbH. Member of the Supervisory Board of Wacker Chemie. Former Member of the Supervisory Board of Schaeffler AG. MBA-equivalent degree.

Xiaozhi Liu

Born 1956. Director since 2011. Nominated for re-election at 2016 Annual Meeting. CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. Former Chairman of the Board of NeoTek China. Former Director of Viryd Technologies. Former CEO and Vice Chairman of Fuyao Glass Industry Group Co Ltd. Former Chairman & CEO of General Motors Taiwan. Former CTO and Chief Engineer of GM China. B.Sc., M.Sc., Ph.D.

George A. Lorch

Born 1941. Director since 2003. Nominated for re-election at 2016 Annual Meeting. Former Chairman, President and CEO of Armstrong World Industries. Former Lead Independent Director of Pfizer, Inc. Director of WPX Energy, Inc. and Masonite International Corporation. B.Sc.

James M. Ringler

Born 1945. Director since 2002. Elected until 2017. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Chairman of Teradata Corp. Director of Dow Chemical Company, FMC Technologies Inc. and JBT Corporation. B.Sc. and MBA.

Kazuhiko Sakamoto

Born 1945. Director since 2007. Nominated for re-election at 2016 Annual Meeting. Former President of Marubeni Construction Material Lease Co. Ltd, an affiliate of Marubeni Corporation, for which he served as Counselor and senior corporate advisor. Currently an advisor at Pasona, Inc. Graduate of Keio University and participant of the Harvard University Research Institute for International Affairs.

Wolfgang Ziebart

Born 1950. Director since 2015.

Nominated for re-election at 2016 Annual Meeting. Former Director Group Engineering, Jaguar Land Rover. Former President & CEO of Infineon Technologies AG. Former member of the executive boards of BMW AG and of Continental AG. Head of the Supervisory Board of Nordex and Novaled AG. Dr. Sc.

Wolfgang Ziebart

Born 1950. Director since 2015.

Nominated for re-election at 2016 Annual Meeting. Former Director Group Engineering, Jaguar Land Rover. Former President & CEO of Infineon Technologies AG. Former member of the executive boards of BMW AG and of Continental AG. Head of the Supervisory Board of Nordex and Novaled AG. Dr. Sc.

AUTOLIV 2015 / EXECUTIVE MANAGEMENT

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

Group VP, Corporate Communications.

Born 1966. Employed 2013.

Johan Löfvenholm

Group VP, Product & Process Development.

Born 1969. Employed 1995.

Frank Melzer

President, Electronics.

Born 1963. Employed 2015.

Svante Mogefors

Group VP, Quality.

Born 1955. Employed 1996.

Jonas Nilsson

President Autoliv Europe.

Born 1971. Employed 2014.

Lars Sjöbring

Group VP, Legal Affairs,

General Counsel and Secretary.

Born 1967. Employed 2015.

Mats Wallin

Chief Financial Officer,

Group VP, Finance.

Born 1964. Employed 2002.

BOARD AND EXECUTIVE OWNERSHIP

NAME	SHARES1)	RSU’S1)	PERF. SHARES1)	OPTIONS1)	TOTAL1)
Jan Carlson	77,861	19,884	4,732	26,562	129,039
Robert W. Alspaugh	4,447	—	—	—	4,447
Aicha Evans	584	—	—	—	584
Leif Johansson	12,000	—	—	—	12,000
David E. Kepler	584	—	—	—	584
Franz-Josef Kortüm	1,030	—	—	—	1,030
Xiaozhi Liu	2,569	—	—	—	2,569
George A. Lorch	3,066	—	—	—	3,066
James M. Ringler	3,727	—	—	—	3,727
Kazuhiko Sakamoto	2,527	—	—	—	2,527
Wolfgang Ziebart	819	—	—	—	819

SUBTOTAL	109,214	19,884	4,732	26,562	160,392

NAME	SHARES1)	RSU’S1)	PERF. SHARES1)	OPTIONS1)	TOTAL1)
Jan Carlson	77,861	19,884	4,732	26,562	129,039
Henrik Arrland	—	5,536	1,270	3,418	10,224
George Chang	2,695	5,212	—	9,362	17,269
Karin Eliasson	150	2,409	1,270	3,418	7,247
Steven Fredin	3,362	6,985	1,773	9,362	21,482
Thomas Jönsson	—	5,536	1,270	3,418	10,224
Johan Löfvenholm	1,433	5,536	1,270	7,383	15,622
Frank Melzer	—	2,486	1,773	2,138	6,397
Svante Mogefors	8,302	5,536	1,270	16,905	32,013
Jonas Nilsson	—	4,322	1,471	8,551	14,344
Lars Sjöbring	—	14,003	1,773	—	15,776
Mats Wallin	6,508	5,808	—	4,770	17,086
SUBTOTAL	100,311	83,253	17,872	95,287	296,723
GROSS TOTAL2)	131,664	83,253	17,872	95,287	328,076

1) Number of shares, RSUs, performance shares and stock options as of February 17, 2016. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden.

2) Gross total for all listed directors and executives. For presentations of the Directors and the Executive Management Team and, please refer to our filings, including in our proxy statement, on file with the U.S. Securities and Exchange Commission (SEC) and available at www.sec.gov, or www.autoliv.com.

AUTOLIV 2015 / INFORMATION

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

E-mail: mediacontact@autoliv.com

ACKNOWLEDGEMENTS

Concept and Design: PCG Stockholm, Sweden

Illustrations: Borgs Ingenjörsbyrå, Sweden

Photos: Lars Trangius, Getty Images

The raw material of this report supports responsibly managed forests.

2016 FINANCIAL CALENDAR

DATE	EVENT
April 29, 2016	Q1 Report
May 10, 2016	Shareholder AGM
July 22, 2016	Q2 Report
October 27, 2016	Q3 Report

2016 PRELIMINARY DIVIDEND PLAN

PERIOD	RECORD DATE	PLANNED PAYMENT DATE
1st quarter	February 18	March 3
2nd quarter	May 18	June 2
3rd quarter1)	August 18	September 1
4th quarter1)	November 16	December 1

1) If declared by the Board of Directors.

Selected Financial Data

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	20151)	20141)	20131,5)	20121)	20111)
Sales and Income
Net sales	$9,170	$9,240	$8,803	$8,267	$8,232
Operating income	728	723	761	705	889
Income before income taxes	676	667	734	669	828
Net income attributable to controlling interest	457	468	486	483	623

Financial Position
Current assets excluding cash	2,705	2,607	2,582	2,312	2,261
Property, plant and equipment, net	1,437	1,390	1,336	1,233	1,121
Intangible assets (primarily goodwill)	1,794	1,661	1,687	1,707	1,716
Non-interest bearing liabilities	2,518	2,400	2,364	2,162	2,102
Capital employed	3,670	3,504	3,489	3,415	3,257
Net debt (cash)	202	62	(511)	(361)	(92)
Total equity	3,468	3,442	4,000	3,776	3,349
Total assets	7,526	7,443	6,983	6,570	6,117
Long-term debt	1,499	1,521	279	563	364

Share data
Earnings per share (US$) – basic	5.18	5.08	5.09	5.17	6.99
Earnings per share (US$) – assuming dilution	5.17	5.06	5.07	5.08	6.65
Total parent shareholders’ equity per share (US$)	39.22	38.64	42.17	39.36	37.33
Cash dividends paid per share (US$)	2.22	2.12	2.00	1.89	1.73
Cash dividends declared per share (US$)	2.24	2.14	2.02	1.94	1.78
Share repurchases	104	616	148	—	—
Number of shares outstanding (million)2)	88.1	88.7	94.4	95.5	89.3

Ratios
Gross margin (%)	20.1	19.5	19.4	19.9	21.0
Operating margin (%)	7.9	7.8	8.6	8.5	10.8
Pretax margin (%)	7.4	7.2	8.3	8.1	10.1
Return on capital employed (%)	20	21	22	21	28
Return on total equity (%)	14	12	13	14	20
Total equity ratio (%)	46	46	57	57	55
Net debt to capitalization (%)	6	2	N/A	N/A	N/A
Days receivables outstanding	73	71	70	66	67
Days inventory outstanding	33	32	31	30	32

Other data
Airbag sales3)	5,036	5,951	5,686	5,392	5,393
Seatbelt sales4)	2,599	2,800	2,773	2,657	2,679
Passive safety electronic sales6)	923	932	863	N/A	N/A
Active safety sales	611	489	345	218	160
Net cash provided by operating activities	751	713	838	689	758
Capital expenditures, net	450	453	379	360	357
Net cash used in investing activities	(591)	(453)	(377)	(358)	(373)
Net cash provided by (used in) financing activities	(319)	226	(318)	(91)	(223)
Number of employees, December 31	54,600	50,800	46,900	41,700	38,500

1) Costs in 2015, 2014, 2013, 2012 2011 for capacity alignments and antitrust matters reduced operating income by (millions) $166, $120, $47, $98 and $19, respectively, and net income by (millions) $131, $80, $33, $71 and $14. This corresponds to 1.8%, 1.3%, 0.6%, 1.2% and 0.2% on operating margins and 1.4%, 0.9%, 0.4%, 0.9% and 0.2% on net margins. The impact on EPS was $1.48, $0.87, $0.34, $0.74, and $0.15 while return on total equity was reduced by 1.7%, 1.9%, 0.8%, 1.8% and 0.4% and for the same five-year period. 2) At year-end, net of treasury shares. 3) Incl. passive electronics, steering wheels, inflators and initiators. 4) Incl. seat components until a June 2012 divestiture. 5) Includes adjustments for a non-cash, non-recurring valuation allowance for deferred tax assets of $39 million on net income and capital employed, and $0.41 on EPS and total parent shareholder equity per share. 6) In 2012 and 2011, sales for passive safety electronics were in airbag sales.

Every year, Autoliv’s products

save over 30,000 lives

autoliv.com