Form 10-K, Exhibit 13
period 2016-12-31
AUTOLIV INC
filed 2017-02-23
CIK 1034670

Exhibit 13

Autoliv Annual Report 2016

Content1)

03	Global Presence
04	Who we are, What we do
05	2016 in Summary
06	President’s Letter
08	Segments
10	Real Life Safety
12	Financial Targets
13	Strategies
20	Market & Competitors
22	Customers
24	Our People
27	Sustainability
34	Shareholders
36	Share Performance
39	Management’s Discussion and Analysis
58	Consolidated Statements of Net Income
58	Consolidated Statements of Comprehensive Income
59	Consolidated Balance Sheets
60	Consolidated Statements of Cash Flows
61	Consolidated Statements of Total Equity
62	Notes to Consolidated Financial Statements
86	Auditor’s Reports
87	Glossary and Definitions
88	Corporate Governance
90	Board of Directors
91	Executive Management
92	Contact Information & Calendar
93	Selected Financial Data

1) See page in Annual Report.

Reader’s Guide

Autoliv, Inc. is incorporated in Delaware, USA, and follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures, see page 41 and page 55 in the Annual Report. All amounts in this annual report are in U.S. dollars unless otherwise indicated. “We”, “the Company” and “Autoliv” refer to “Autoliv, Inc.” as defined in Note 1 “Principles of Consolidation” on page 62 in the Annual Report. For forward-looking information, refer to the “Safe Harbor Statement” on page 57 in the Annual Report. Data on markets and competitors are Autoliv’s estimates (unless otherwise indicated). The estimates are based on orders awarded to us or our competitors or other information put out by third parties as well as plans announced by vehicle manufacturers and regulatory agencies.

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

Superior Global Presence

Autoliv has operations in 27 countries and one of the broadest customer bases of any automotive supplier. We have the largest global footprint in automotive safety.

SALES 2016

AMERICAS 34% OF SALES

EUROPE 30% OF SALES

JAPAN 9% OF SALES

CHINA 18% OF SALES

REST OF ASIA 9% OF SALES

FORD 11%

HYUNDAI/KIA 11%

NISSAN/RENAULT 11%

HONDA 10%

GM 10%

MERCEDES BENZ 8%

VW 7%

FCA 6%

TOYOTA 6%

BMW 4%

PSA 3%

LOCAL CHINESE OEM’S 3%

MAZDA 2%

MITSUBISHI 2%

LAND ROVER 2%

VOLVO 2%

OTHERS 2%

Autoliv’s vision of Saving More Lives is the guiding principle to more than 70,000 associates in 27 countries. Each year, our products save over 30,000 lives and prevent ten times as many severe injuries.

Who we are What we do

For over six decades, Autoliv has demonstrated the ability to be responsive in real life safety situations.

We are a Fortune 500 company and the world’s largest automotive safety supplier with sales to all the leading car manufacturers in the world. We develop, manufacture and market protective systems such as airbags, seatbelts, steering wheels, passive safety electronics and active safety systems including brake control systems, radar, night vision and camera vision systems. We also produce pedestrian protection systems.

Human errors cause more than 90% of all fatal crashes, and the introduction of active safety systems is expected to increase road safety further, either by avoiding or reducing the speed of impact.

Autoliv’s mission is to be the leading supplier of safety systems for the future car, well integrated with autonomous driving.

Our values One Autoliv, Transparent, Innovative and Agile are a reflection of our company’s DNA, as well as how we will succeed going forward. Not only do we strive to prevent serious accidents and injuries, we challenge ourselves to continuously focus on what is important – consistency and quality for our customers, confidence and security for our employees, stability and growth for our shareholders, as well as being sustainable and earning trust within our communities.

HEADQUARTERS

Stockholm, Sweden

INCORPORATED

Delaware, United States

SEGMENTS

Passive Safety and Electronics

ASSOCIATES > 70,000 worldwide

OPERATIONS IN 27 countries

TECH CENTER LOCATIONS 22 worldwide

CRASH TEST TRACKS 19 worldwide

LIVES SAVED > 30,000 per year

PREVENT/REDUCE SEVERE INJURIES > 300,000 annually

2016 in Summary

Solid growth and execution. Autoliv made significant investments for the future and executed on its M&A strategy.

16% organic growth in active safety1)

$203m in direct shareholder returns

39% market share in the global passive safety market

$868m in operational cash flow

10% total sales growth

$499m of CAPEX, supporting growth

1) Non-US GAAP measure see page 41 in the Annual Report for reconciliation

Strong Organic Sales Growth

In 2016, consolidated sales were $10,074 million. Excluding negative currency translation effects and positive M&A effects from our recent acquisition, Autoliv grew 7% organically, making it the seventh consecutive year with organic sales growth.

Dear Shareholder,

2016 was a year of solid execution and growth for Autoliv. It was also a year of high order intake and correspondingly high investments in the future growth of our company. The year was further characterized by significant changes in our industry, in both passive safety and electronics.

For the first time, Autoliv’s sales in 2016 exceeded 10 billion dollars, resulting in a total sales growth of around 10%, double the growth of the global light vehicle production. Organic sales grew by over 7%. The additional sales growth was a result of recent M&A and joint venture activities.

The double digit total sales growth shows that we are executing on our strategy of growing organically, through the solid execution of our on-going business and through the integration of assets coming from M&A activities.

It was also a year of continued high investments in preparation of strong anticipated future growth in both our business segments, Passive Safety and Electronics. These investments limit our short term earnings potential, but they will enable us to further strengthen our market leadership and earnings potential in the years to come.

The combination of growth and high investments resulted in an operating margin well within our long term target range of 8-9%. I am pleased that we were able to achieve this level of earnings while simultaneously making significant investments for the future.

Investments for growth

Our expectations for high future growth are based on the high order intake we have experienced in 2015 and 2016. As indicated in our guidance for 2017 this “high order intake – high investment” scenario that started already in 2015 and continued throughout 2016 will also impact 2017. This period of high investments, particularly in research, development and engineering, has two main purposes: to prepare us for the anticipated high future delivery volumes in passive safety and to invest further in product development in active safety to secure continued technology leadership. Both are necessary for our future growth and earnings potential.

Firstly, in our Passive Safety segment we have had two full years of around 50% order intake, more than 10% higher than our current passive safety market share. This positive development is leading to high investments, in preparation for our customers start of production. For example, in just two years, we have more than doubled the number of customer development projects. These projects will only start to generate revenues for us when our customers start production, which occur one and a half to three years after they are initiated.

Secondly, within our Electronics segment we continued our high level of investment, mainly for product development in our active safety business. We fully believe in this strategy as active safety leading towards autonomous driving is one of the fastest growing business opportunities in the world. In this high growth area, we captured around 25% of the available business in 2016, which shows our customers’ confidence in our Active Safety products and Advanced Driver Assistance Systems (ADAS).

Quality first

Our vision of Saving More Lives and our three core strategies: Quality, One Product one Process and Innovation remain unchanged. As always Quality is our main focus. In 2016 we continued to make progress in terms of our quality metrics. One key metric, developed to further sharpen our quality efforts is measuring “zero defects”. A zero defect requires a production line to run absolutely flawlessly. This is a very tough metric that only a few years ago seemed more like a distant aspiration than a target. Today more than 10% of our production lines run with zero defects for at least 15 consecutive days, more than double the proportion of lines only one year ago.

Despite our relentless focus on quality, we experienced some quality related issues in 2016. Although relatively limited, these can never be tolerated and we are taking additional measures to further strengthen certain aspects of our quality initiatives.

Strategic M&A and joint ventures

In addition to our investments for future growth and the continued sharp focus on quality, we executed strategically important M&A and joint venture activities during the year.

At the end of the first quarter we finalized the agreement to form a joint venture in the area of brake control with the Japanese manufacturer Nissin Kogyo. The new company, Autoliv-Nissin Brake Systems (ANBS) is now operational. In the latter part of 2016 it recorded a significant new business win with a lifetime contract value of more than 1 billion dollars with a U.S. based car manufacturer.

In September we announced another strategic joint venture, this time with Volvo Car Corporation. This new company, subsequently named Zenuity, will represent a very important addition to our active safety strategy towards autonomous driving. The set-up is unique. All decision making and system level software development at Volvo Cars and Autoliv for Advanced Driver Assistance Systems (ADAS) and Highly Autonomous Driving (HAD) will be concentrated in this joint venture. No other car manufacturer and tier one supplier have formed this type of 50/50 joint venture in such a strategic area. In addition Autoliv will market and sell Zenuity’s software solutions to all car manufacturers globally. We strongly believe it will be a significant competitive advantage over the years to come as openness and collaboration become increasingly important for sharing the burden of high development costs and improving time to market in the area of autonomous driving. Zenuity is planning its start of operations for the first half of 2017.

This initiative fits perfectly with Autoliv’s stated mission of being the leading safety system supplier for the future car, well integrated with autonomous driving.

Focus on sustainability

During 2016 we have put increased focus on developing our sustainability strategy. We make contributions to society by staying at the forefront of technology, innovating and manufacturing high quality products that help our customers save more lives in real-life traffic. In 2017, we will also put more focus on developing targets to limit our impact on the environment, while continuing our on-going work to ensure ethical operations and being an employer of choice.

Shareholder returns

In 2016, the S&P 500 Index increased by about 10%, and the OMX All Shares Index in Stockholm where Autoliv’s SDR’s are listed, increased by 6%. The Autoliv share was down 9% on NYSE, while the OMX listed SDR’s closed down 4% compared to one year ago. In 2016 relevant automotive indexes (S&P and OMX) also underperformed the general market. Looking at the share over a three year period (a relevant cycle given Autoliv’s typical time from order to revenues) Autoliv’s share has outperformed the OMX All Share index by close to 50%, and also outperformed the S&P 500 index.

During the year Autoliv returned more than 200 million dollars, or 2.30 dollars per share, to its shareholders through regular dividends, a new record.

We exited the year with a net debt to EBITDA ratio of 0.4x. It is our target that over time, this ratio should be between 0.5x and 1.5x. We are continuing to monitor this measure, as we aim to be shareholder friendly and over time return excess cash to our shareholders.

Looking ahead

The automotive safety industry is in a period of great change. In Passive Safety one of our key competitors has encountered serious quality related issues and may be undergoing some form of restructuring. Meanwhile other main competitors have recently changed ownership.

In Electronics, particularly within active safety, rapid industry growth is expected to continue for many years and a group of companies both from the automotive and technology industries are positioning themselves to take part in this high growth environment.

In this transitionary environment we continue to work toward our end of decade targets outlined at our Capital Markets day in 2015. Over time it is inevitable that some changes will occur as the market continues to develop and change. Currently, we believe we will surpass our corporate sales target of 12 billion dollars by the end of the decade while our target of achieving more than one billion dollars in active safety sales is likely to be realized one year later than originally anticipated.

For 2017 Autoliv anticipates full-year organic growth of around 4%. The expectation for the full year adjusted operating margin is around 8.5%, excluding costs for capacity alignment and antitrust related matters.

In summary

Autoliv exists to save lives and create long term sustainable value for our stakeholders, particularly you the shareholder. To do this I believe we need to deliver in three areas.

•	Quality, which leads to trust and security. This is the number one priority.

•	Robustness, providing the durability and functions our customers expects over time.

•	User experience, ensuring our products are easy to understand and use.

We deal with the physical transportation of humans at very high speeds, which, should something go wrong, is a matter of life and death. If we deliver quality, robustness and a great user experience, we will create the trust needed to emerge as a winner in a transformed automotive industry.

With our vision of saving more lives and quality first as guiding lights we continue our journey to further strengthen our leadership in automotive safety.

Yours sincerely,

Jan Carlson

Chairman, President & CEO

Stockholm, February 23, 2017

Autoliv runs its business through two business segments: Passive Safety and Electronics.

Passive Safety

Passive Safety is Autoliv’s largest segment, and it includes Autoliv’s airbag, steering wheel and seatbelt businesses, accounting for 79% of Autoliv’s business in 2016.

The segment is organized in geographies: Europe, North America, South America, China, Korea, Japan & South East Asia and India. The segment has full responsibility for profit and loss account, technology development, applications engineering and purchasing.

2016 development

Consolidated segment sales grew by close to 4% to $7,919 million compared to $7,621 million in the full year 2015. Excluding negative currency translation effects of more than $161 million, the organic sales growth was 6%. The organic sales growth was mainly due to higher sales in Europe, China, Japan, North America and India.

The improvement in operating margin is primarily because costs relating to antitrust matters and capacity alignments (particularly European) were higher in 2015 than in 2016.

Sales of airbag products (including steering wheels) were favorably impacted by higher sales of inflatable curtains in Japan and Europe, and steering wheels, especially in Europe.

Sales of seatbelt products were particularly strong in Europe and China. The global trend towards more advanced and higher value-added seatbelt systems continued globally.

Headcount

The increase in Passive Safety headcount was driven by growth in both sales and order intake, although at a lower rate.

MIKAEL BRATT President Passive Safety

Looking back at 2016, what are you most proud of?

The ability to deliver quality and set the foundation for the unprecedented wave of new launches to be executed over the next few years. We have supported the industry need for replacement inflators, and see expansions of machine build, streamlining of processes and positive execution on existing contracts. It has been an exciting and eventful first year at Autoliv.

What are you looking forward to in 2017?

Execution on quality, delivery, and cost is the mantra for 2017. Quality is always at the forefront of all we do, and I look forward to continuing to embrace the zero defects culture in all dimensions of Q5. Our team is empowered as a stronger more autonomous segment to focus on our business situations and excel.

Electronics

Electronics integrates resources and expertise in passive safety electronics, active safety products and brake control systems into one organization. The segment has full responsibility for profit and loss account, technology development, applications engineering and purchasing.

2016 Development

Consolidated sales increased by close to 40% compared to the full year 2015. Excluding acquisition effects from ANBS and MACOM of $426 million and negative currency translation effects of more than $11 million, the organic sales growth was more than 13%.

The lower operating margin was mainly a result of costs related to the formation of ANBS and higher costs for R,D&E, net, partially offset by higher organic sales.

Growth in organic sales for passive safety electronics products (mainly airbag control modules and remote sensing units) was due to growth across most regions, particularly in China.

The strong increase in sales of active safety products (automotive radars, night vision systems, cameras with driver assist systems and positioning systems) resulted from growth particularly for radar products in North America and camera and radar products in Europe.

Sales of brake control systems were in line with our expectations from the start of operations of ANBS in the beginning of the second quarter of 2016.

Headcount

The increase in Electronics headcount was mainly due to the integration of ANBS and hiring of R,D&E engineers in support of future growth.

JOHAN LÖFVENHOLM President Electronics

Looking back at 2016, what are you most proud of?

A successful launch of state-of-the-art active safety products for Daimler, a well-managed sales growth in passive safety electronics, and the integration of a completely new family member in brake systems are excellent examples of great accomplishments that make my team and me proud. Securing new business in all product areas shows that we are on the right path toward our long-term growth targets.

What are you looking forward to in 2017?

A continued focus on growth without compromising operational excellence. This includes the challenge of taking on the big wave of engineering work that is following successful business wins. With a winning mindset, I am confident that my team will succeed.

Industry Pioneer in Real Life Safety

We are an industry pioneer in automotive real life safety with more than 60 years of innovation, from mechanical seatbelts in the 1950s to our current state-of-the-art active safety electronics and systems.

Traffic Safety Research

Our road to saving more lives starts with our relentless innovation in vehicle safety technologies in combination with a deep understanding of traffic situations, human behavior and human-to-machine interaction. In order to better understand real life accidents as well as new risks associated with higher level automated driving, we research and study accident data in combination with our own field operational tests. The way we innovate to develop and engineer solutions is a key differentiator that we believe will continue to set us apart from our competitors.

Passive Technologies

Passive Technology for protection, from seatbelts and airbags to passive electronics, is our heritage and the foundation for Autoliv’s strong position in real life vehicle safety. We have pioneered innovation in passive safety since the 1950s and incrementally innovate our passive portfolio to improve protection, such as active seatbelts and complementary airbag solutions. We continue to drive passive safety innovation for autonomous vehicles.

Active Technologies

Active Technologies for the prevention and prediction of accidents are key enablers of Real Life Safety. No single technology – radar, vision, infrared, lidar or ultrasonic – is able to cover all sensing requirements. Leveraging our strong base in radar and vision technologies, we continuously expand our know-how by adding new building blocks, such as braking and GPS features, toward autonomous driving.

System integration

Fully mastering the sequence of traffic events, from prevention to prediction to protection, with the aim of bringing the driver back to normal driving state before an accident occurs, requires sensor fusion based on complex software algorithms integrated with precise actuation and advanced passive safety features. This increased responsibility for managing the entire safety chain toward autonomous driving is something we can now offer to our customers.

RADAR

Avoid Blind Spot Crashes

A radar system detects and warns of objects in the vehicle’s blind spots.

RADAR

Warn of Potential Collisions

A radar system provides an all-weather object detection and an advance warning of potential collisions, up to 120 meters ahead. Long-range radars are used for Adaptive Cruise Control systems (ACC) and Autonomous Emergency Braking (AEB).

CAMERAS

An Extra Pair of Eyes

Mono and stereo vision cameras can recognize vehicles, pedestrians, speed signs and lane markings, and are used in the Advanced Driver Assistance Systems (ADAS) to avoid collisions.

Seatbelts Prevent Fatalities

The combination of seatbelt, seatbelt pretensioners, load limiters, lap pretensioners and frontal airbags reduces the risk of life-threatening head or chest injuries in frontal crashes by 75%.

Airbags

In frontal crashes, driver airbags reduce fatalities by approximately 25% and reduce serious head injuries by over 60%. For front-seat passengers, fatalities are reduced by approximately 20%. Side-curtain airbags reduce the risk of life-threatening head injuries in side impacts by approximately 50% for passengers sitting on the side of the vehicle that is struck. Side airbags, rear side airbags, knee airbags and far-side airbags also help save lives and reduce serious injuries.

RADAR

Queue Assist

A radar controls stop-and-go functions in the queue.

BRAKE CONTROL

Optimum braking

Brake Actuation and Brake Control use sensors to apply the correct braking pressure for a given condition. They also offer electronic stability control, anti-locking brakes and traction control systems.

ADAS ECU

A Supporting Brain

The ADAS ECU ‘brain’ monitors the surroundings and fuses data from cameras, radars and sensors to interpret the situation and trigger ADAS features like emergency braking or automatic lane change. Satellite sensors – in the door beam, in the pillar between the doors, the rocker panel, and/or at the front of the vehicle – trigger seatbelt pretensioners and airbag systems.

NIGHT VISION

Night Driving Assist

In challenging lighting – at night, in fog, blinding headlight and sunlight glare – collisions can be avoided as far infrared technology shows a heat-generated image of animals, pedestrians and more.

Steering wheels alert

An integrated electrical motor can vibrate the steering wheel, alerting the driver to dangerous situations.

PEDESTRIAN PROTECTION

Protect Pedestrians

Thanks to a pyrotechnic hood-lifter and/or an outside pedestrian protection airbag, a pedestrian who is hit can avoid head injury caused by the hard area between the hood and the windscreen or one of the windshield pillars.

Autoliv’s long-term targets reflect the key performance measures through which we execute our key strategies. The targets cover the areas of sales growth, capital structure, sustainable margins and earnings growth.

Financial Targets

Organic Sales

Grow at least in line with our market. Definition on page 41 in the Annual Report. (Non-U.S. GAAP measure).

In 2016, Autoliv’s organic sales increased by 7%, compared to our underlying automotive safety market that grew by 8%. Sales growth was particularly strong in China and Europe, which grew by 14% and 10%, respectively, partly due to electronics.

Operating Margin

8–9% over the business cycles. (Non-U.S. GAAP excluding antitrust matters).

Autoliv achieved an adjusted operating margin, of 8.5% in 2016, within our long-term target range. This was achieved despite higher R,D&E, net, and other costs related to investments for capacity and growth as well as acquisition effects.

Earnings Per Share

Growth adjusted EPS faster than organic sales growth. (Non-U.S. GAAP excluding antitrust matters).

In 2016, adjusted EPS (excluding antitrust related costs) grew by 11%, which was approximately 4 percentage points better than the organic sales increase. The operating profit and the number of outstanding shares were higher than prior year. The increase in EPS was mainly driven by lower costs for capacity alignment.

Leverage Ratio

Around 1 time within the range of 0.5 to 1.5 times. Definition on page 87 in the Annual Report. (Non-U.S. GAAP measure).

Our target ratio is around one time, within a range of 0.5 to 1.5 times. By the end of 2016, Autoliv had net debt of $313 million. The leverage ratio was 0.4. There were no share repurchases made during 2016.

Our Strategies

In addition to our vision of Saving More Lives, Autoliv’s purpose is to create value for our main stake-holders: owners and creditors, customers, business partners, employees as well as family and society.

Quality

Zero defects by flawless execution

One Product

One Process

To improve cost effectiveness and robustness

Innovation

To create unique selling points

Quality

Paramount in Saving More Lives

Proactive Cycle

Lessons Learned /Standards /Global Yokoten(s)

Proactive Poka-Yoke Before Issue Occurs

Proactive Read-Across

Active Follow Up

Efficient Management of Risk, Resources, Timing & Financials

Quality always comes first. People’s lives depend on our safety products. We strive for zero defects and quality must always come first.

Quality is a top priority for Autoliv, but the Company does not maintain it through programs or by performing close inspections alone. It is very much about the quality mindset in the Autoliv culture and the people who make up the organization.

Our quality mindset drives a constant focus on delivering quality products, which motivates us to improve our processes and provide on-time delivery of quality products to our customers. This quality mindset also achieves greater cost effectiveness to satisfy our stakeholders. But more importantly, we are providing best-in-class safety systems and saving more lives,” says Svante Mogefors, Group VP Quality and Manufacturing.

Autoliv implements its quality strategy through the Q5 program, which shapes a proactive quality culture of zero defects. It is called Q5 because it addresses quality in five dimensions: customers, products, suppliers, growth and behavior.

“Thanks to our relentless focus on quality in all dimensions, we have successfully reduced the number of nonconforming events since 2011 by 49% despite the challenge of much higher sales volumes,” Svante Mogefors says.

The goal is to tie quality firmly together with value in all our processes and for all our employees, thereby leading to the best value for all our customers. “By developing the right skills and abilities of our people and continuously fostering a quality mindset – we create a proactive culture and behavior that promotes goal alignment,” says Svante Mogefors.

At the root of deeper engagement

At Autoliv we know that if we increase output we need to increase the input in people. We apply a long-term strategy on quality practices and promoting the meaning of our work. We have purpose alignment – saving more lives – we care about what we do and this makes for deep, not shallow, engagement. And we have role alignment, which means we challenge people to crowd source ideas for improvements and we celebrate the good and the bad findings.

‘We’re doing this because we want to save more lives,” Mogefors asserts. “That’s the common thread that runs all the way down from the top of the company to the shop floors.”

Autoliv has promoted this mindset through programs such as its “Zero Defect” initiative. “Rather than thinking about PPMs or defects per million, we hold ourselves to a standard of zero defects delivered through operations to our customers,” he explains. This is marked in days and is celebrated each time it reaches 15 consecutive days, thereby making it accountable, obtainable and measured.

In 2016, Autoliv extended its zero defects roll-out to suppliers and non-production, applying its methodology and learnings globally, resulting in a significant increase in lines achieving zero defects.

When quality deviations do occur, they rarely affect the protection provided by our products. Most deviations are due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, color and texture nuance on steering wheels and other products where the look and feel is important to the car buyer.

Zero Defect culture

“We take a workshop approach with the production team responsible for each production line, to align the team’s focus on identifying the obstacles to zero defects and overcoming those obstacles.”

Surprisingly, this approach does not typically result in the need for large capital investment or the implementation of sophisticated new tools in production lines during this process. “It’s more about the behavior of the people who know the product best,” Mogefors says. “They know what physical barriers are involved in the production line on a daily basis. They are empowered to share their insights and ideas to address the root causes of defects once they are understood. And they are celebrated both for finding an error which can be addressed, and for hitting target days with no errors.”

“We aspire to the day when all our production lines produce zero defects on a daily basis,” he says, noting that this has required some retraining of employees to the zero defect mindset. “It’s really more about training in the concept and exposure to how applying a different way of thinking to our daily activities can be effective.”

Autoliv has seen strong results from the Zero Defects initiative. “We have many examples of production lines delivering zero defects in electronics, seatbelts and airbags,” he says.

“We are all united in the common vision of saving more lives. It is at the heart of everything we do and it means our operators don’t just sew airbags, but save lives. And it aligns our common goals across the globe.”

“You never stop improving if you identify things that can be improved,” Mogefors says.

Jidoka is Me – Automation with a human touch

Operator Anna was working on a seatbelt line when she noticed that a rail she was holding felt slightly lighter than normal. She stopped the line and initiated her team to check the rail dimensions. They detected that the part dimensions were different than the specs. The normal finished part weight is 292 grams and this finished part was 261 grams. A root cause analysis by the supplier showed the part had not been coated.

Traceability, stringent supplier quality and robust audits are part of Autoliv’s approach to flawless execution.

Autoliv’s strategy One Product One Process (1P1P) drives reduction of cost and complexity. Through effective standardization and by the application of lessons learned, we increase robustness and prevent incidents, creating increased customer satisfaction and value.

Day-to-day 1P1P is being executed with a global mindset in the areas of product design, manufacturing process, supplier management and knowledge transfer within Autoliv and to its partners. “With 1P1P, we drive standardization and cost reduction in our core products and customer features, without sacrificing the need for customer variations in product design,” says Mikael Bratt, President Passive Safety, Autoliv.

Global teams

Global cross-functional teams with the authority and responsibility to manage one or several product families drive the standardization process. During 2016, over 90% of Autoliv’s products were covered by 1P1P teams. “This ensures that best practices, lessons learned and other product-related knowledge are properly and efficiently collected, transferred and applied into production of existing products as well as for new customer developments,” says Mikael Bratt.

With 1P1P, we drive standardization and cost reduction in our core products and customer features, without sacrificing the need for customer variations in product designs.

Mikael Bratt President Passive Safety, Autoliv

One Product One Process

Improving cost effectiveness and robustness

Cost efficiency targets

The 1P1P strategy supports Autoliv’s annual cost efficiency targets:

•	Consolidate the supply base to 1,000 supplier groups by 2016 through global sourcing to optimize cost without compromising service and knowledge.

•	Reduce direct material costs by at least 3%.

•	Complexity reduction by 6% less part numbers purchased in 2016 despite increased sales.

•	Improve labor productivity by at least 5%.

Consolidate the supply base

Through 1P1P we can more efficiently focus on global sourcing to gain leverage and optimize our supplier footprint in order to improve quality, and reduce risk and cost. The ambition set in 2011 was to reduce the supply base to less than 1,000 direct material supplier groups by the end of 2016. This has basically been achieved (1,010), and the strategic work to optimize the supply base now continues by our global commodity purchasing teams.

Reduce direct material costs

Approximately half of our revenues are spent on direct materials from external suppliers. Autoliv mainly purchases manufactured components, and approximately 50% of the component costs are comprised of raw materials. We take several actions to mitigate higher commodity prices, such as re-design of products to reduce material content and weight, components standardization to reduce complexity and gain cost advantages.

Reduce labor costs

In 2016, wages, salaries and other labor costs corresponded to 22.4% of sales. Manufacturing in Best Cost Countries (BCC) could offer significant cost savings as average BCC headcount cost for direct personnel is only 20% of High Cost Country (HCC) headcount costs. Autoliv has more than 80% of its direct workers in BCC, and headcount in BCC is expected to increase further. To compensate for increasing labor and component costs, a higher degree of automation in BCC is foreseen. In HCC, automation and higher value added products (such as active safety) continue to make Autoliv competitive.

Innovate for Real Life Safety

We research, develop and engineer solutions in order to better understand real life accidents as well as new risks associated with higher level automatic driving.

“The way we innovate is a key differentiator that we believe will continue to set us apart from our competitors,” says Steve Fredin, Chief Technology Officer, Group VP, Business Development at Autoliv.

Customer technical centers

Autoliv has customer technical centers in all important markets. With almost 7,900 people in Research, Development and Application Engineering (R,D&E), our global footprint combined with the depth of our technical resources, enable Autoliv to serve all of the major customer development locations in the world. We support our customers by having manufacturing close to their assembly plants in North America, Western Europe and Japan. Our local teams support our corporate research efforts, and are responsible for all of our corporate development projects (both for passive safety and in electronics), as well as the application engineering for our customer projects.

No single customer project accounts for more than 2% of Autoliv’s total R,D&E spending. To fuel Autoliv’s product portfolio, additional expertise is brought in-house via technology partnerships, licensing agreements as well as mergers and acquisitions.

Global research team

Autoliv has one Research Center in Sweden, one in China, and during 2016 our latest research center was opened in India. To identify types of accidents in which Autoliv’s safety expertise might apply, the researchers use databases of real traffic accidents and injuries (such as NASS-CDS in the U.S., GIDAS in Germany, CIDAS in China and RASSI in India). As the number of cars – and traffic accidents – is growing rapidly in Asia, Autoliv is now actively engaged in establishing and populating accident databases for Asia. “We also draw on our numerous crash tests and trials as well as on the vast expertise our specialists have gathered over many years,” says Ola Boström, Vice President Research.

In addition to having our own researchers, Autoliv provides funding for a number of scientists at universities and independent research institutes to work on special projects, such as researchers in the Advanced Vehicle Technologies Consortium led by MIT.

24% projects are for new innovations and improvements of existing products, standardization and cost reduction projects

76% project and programs related to customer orders (development of new vehicle models)

Corporate development projects in passive safety: China, France, Germany, Japan, South Korea, Sweden and the United States.

Electronic development projects: France, Germany, Japan, Romania, Sweden and the United States.

Investments

R,D&E expenditures increased by $127 million net, to be able to capture the future growth opportunities and maintain our focus on “quality first” in everything we do. Gross expenditures for R,D&E amounted to $817 million, 8.1% of sales.

Of these amounts, $166 million in 2016 and $153 million in 2015 related to engineering projects and crash tests that were paid by vehicle manufacturers, safety authorities, auto magazines and other external customers.

Net of this income, R,D&E expenditures amounted to $651 million in 2016 and $524 million in 2015, or 6.5% and 5.7% of sales respectively.

Of the gross R,D&E expense in 2016, 76% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 24% was not only for completely new innovations but also for improvements of existing products, standardization and cost reduction projects. Our commitment to technological leadership is evidenced by our strong patent position.

Joint venture for autonomous driving

Autoliv Inc. and Volvo Cars signed a final agreement to form a new jointly-owned company to develop the next generation of autonomous driving software.

Jan Carlson, Chairman, President & Chief Executive Officer of Autoliv, says: “There are no two companies that can claim to have done more for automotive safety worldwide than Autoliv and Volvo. This new company, Zenuity, is a recognition of the fact that autonomous driving is the next step to transforming road safety.” The new company will develop ADAS and AD systems for use in Volvo Cars and for sale exclusively by Autoliv to all car makers globally, with revenues shared by both companies. Operations are expected to start during the first half of 2017.

Autoliv Research to Launch LIV, Learning Intelligent Vehicle

The system has been developed to facilitate collaboration and shared control between driver and vehicle. This is in order to attain trust and facilitate the required safety in autonomous driving.

The first version of LIV, the Learning Intelligent Vehicle, utilizes Artificial Intelligence (AI) technology, and coming versions will incorporate on-line and off-line machine learning, utilizing a wide array of data sources and developing an individual relationship with the driver.

Annika Larsson, Research Specialist Human Factors at Autoliv explains further: “As vehicles provide increasing levels of active as well as passive safeguards, we need to find ways for the drivers to feel this support and utilize the active safety systems available. With increasingly advanced machine learning and AI technology incorporated in LIV, we will not only be able to assist the driver in more situations than today. We will also be able to truly cooperate with the driver, allowing the driver-vehicle system to reach its full safety potential.”

Our Market & Competitors

Autoliv’s newly defined market of $39 billion, including Brake Control Systems is expected to grow with a CAGR of around 6% until 2019, assuming an underlying LVP CAGR of 2%.

Our market is driven by two primary factors: light vehicle production (LVP) and content per vehicle (CPV).

The first growth driver, LVP, has increased at an average annual growth rate of around 3% over the last two decades despite the cyclical nature of the automotive industry. LVP is expected to grow to around 96 million in 2019 from approximately 90 million in 2016, according to IHS. Almost all of this expansion will be in the Growth Markets, predominantly in China, India, Thailand, Indonesia and Eastern Europe.

Unlike LVP, where Autoliv can only aim to be on the best-selling platforms, Autoliv can influence CPV more directly by continuously developing and introducing new technologies with higher value-added features. Over the long term, this increases average safety content per vehicle and has caused the automotive safety market to grow faster than the LVP. A steady flow of new technologies has also enabled Autoliv to outpace the market and increase its market share. Since the start of Autoliv, Inc. in 1997, the Company’s sales CAGR has increased by 7%, excluding the recent ANBS JV, compared to the market of around 5% which includes an LVP of around 3%.

In Western Europe, North America and Japan, CPV growth has historically been driven by passive safety (mainly seatbelt, airbag and steering wheel products). Looking ahead, CPV growth in these regions will primarily be driven by active safety including software. New passive safety systems such as active seatbelts, knee airbags, far-side impact airbags along with improved protection for pedestrians and rear-seat occupants like bag-in-belt are expected to have a more modest effect on CPV.

In our Growth Markets, passive safety systems are still expected to dominate CPV growth. Average CPV in our Growth Markets is slightly more than $200, roughly one half of the average in the Developed Markets, which remains close to $400.

Consumer research clearly shows that people want safe cars, and several significant trends will have a positive influence on overall safety content per vehicle. These include:

1) Society becoming increasingly focused on Vision Zero, which includes reducing traffic fatalities and associated costs,

2) Demographic trends of increased urbanization, aging driver populations and increased safety focus in the Growth Markets,

3) Evolving government regulations and test rating systems to improve safety of vehicles in various markets, such as the new Euro NCAP,

4) Ongoing evolution of collision avoidance technologies and an industry focused on achieving advanced driver assistance (ADAS), highly automated driving (HAD) and, ultimately, some form of autonomous driving (AD).

Brake control systems1)

Autoliv entered the brake control market with a new product offering, the Safety Domain Controller during the first quarter of 2014. Through the JV (ANBS) we formed with Nissin Kogyo in March 2016, we expanded our product offering to brake control and brake apply systems, which we see as key building blocks, in the actuator area, towards highly automated driving. We estimate the total brake control market amounted to around $12 billion in 2016, with a projected CAGR of 3% through to 2019. We estimate that ANBS had a market share of close to 5% in 2016. Key competitors include Continental, Bosch, ZF-TRW and ADVICS.

1) The description and analysis of our addressable market henceforth excludes the brake control systems because it is a large market where our presence still is limited, hence an inclusion would make the description and analysis less meaningful.

Active Safety is one of the fastest growing areas of vehicle equipment and is expected to grow at a rate of 20-30% through 2019.

Market growth by region

Our global addressable automotive safety market of passive safety, including steering wheels and electronics, including active safety and passive safety electronics but excluding brake control systems, grew 8% in 2016, adjusted for currency. This can be compared to close to 5% increase in global LVP which was mainly due to a strong Chinese market driven by government incentives but also supported by an average LVP growth in the Developed Markets with high CPV of close to 2%.

From 2016 to 2019, LVP is expected to increase with an average rate of around 2%, according to IHS. The LVP growth is pre-dominantly expected to come from an annual average growth of around 3.5% in the Growth Markets, where it takes almost two vehicles to equal the same resulting sales as from one vehicle in the Developed Markets.

Despite this negative CPV mix effect, our addressable market is expected to grow at a CAGR of approximately 8% until 2019, to about $34 billion, based on the current macro-economic outlook and our internal market intelligence and estimates, including that the Active Safety market is a dynamic and rapidly changing market.

The growth rate of our addressable market is expected to be relatively similar in Developed Markets as in the Growth Markets in 2016-19, as the Growth markets are supported by a higher LPV growth while the Developed Markets are supported by increasing CPV resulting from higher penetration of active safety products.

Market growth by segment

The passive safety market (seat belts and airbags including steering wheels), is expected to grow at a CAGR of 4% until 2019 with the highest growth rate expected in steering wheels (where Autoliv has more than 30% global market share) as a result of the trend toward higher-value steering wheels with leather and additional features.

In seatbelts, Autoliv has reached a global market share of around 39%, primarily due to being the technology leader with several important innovations such as pretensioners and adaptive seatbelts. Our strong market position is also a reflection of our superior global footprint. Seatbelts are the primary life-saving safety product and are also an important requirement in low-end vehicles for the Growth Markets. This provides us with an excellent opportunity to benefit from the expected growth in this segment of the market.

The market for airbags, where Autoliv has a market share of around 40%, is expected to grow slightly slower than the total passive safety market. This is related to the dilutive effect from new low-end vehicles in the Growth Markets, with relatively low installation rates for airbags.

The market for electronics (active safety and passive safety electronics) is expected to grow by a CAGR of around 15-20% between 2016 and 2019, with the highest growth rate for active safety products. The passive safety electronics market (electronic control units and related satellite sensors) is expected to grow close to 2% annually. We are the market leader with around 25% share.

Active Safety (radar, night vision, front-view mono and stereo vision cameras and ADAS ECU’s) is one of the fastest growing areas of vehicle equipment and is expected to grow at an annual rate of 20-30% between 2016 and 2019. Through acquisitions, technology partnerships with customers, and licensing agreements, Autoliv continuously adds key building blocks and has developed a leading market position with a market share of 15-20%. Our new state-of-the-art ADAS-ECU integrates many active and passive safety features.

During 2016 Autoliv signed a definitive agreement with Volvo Car Corporation to form a software Joint Venture (JV) named “Zenuity”. This JV is an industry first where an OEM and Tier 1 supplier both recognized as pioneers in automotive safety come together to form such a company to develop ADAS software towards HAD and AD.

Our competitors

In passive safety, Autoliv’s major competitors are Takata and ZF-TRW, where we estimate that they account for roughly one fifth and one sixth of the market respectively, while Autoliv leads the market with a share of around 39%.

Takata is a family-controlled Japanese company whose shares are listed on the Tokyo Stock Exchange. Its strongest market position is in Japan and North America. In recent years Takata has experienced severe problems related to malfunctioning airbag inflators, leading to a large number of recalls, significant costs and a weakened market position. The accumulation of recall costs and liabilities led Takata in 2016 to enter a process to find an equity sponsor to support the company through their crisis.

ZF-TRW is a global leader in driveline and chassis technology, as well as in passive safety technologies and is the second largest global automotive supplier as a result of their merger.

In Japan, South Korea and China there are a number of local suppliers that have close ties with the domestic vehicle manufacturers. For example, Toyota uses “keiretsu” (in-house) suppliers Tokai Rika for seatbelts, Denso for electronics and Toyoda Gosei for airbags and steering wheels. These suppliers generally receive the majority of the Toyota business in Japan for these products, in the same way as Mobis, a major supplier to Hyundai-Kia, in South Korea.

Other passive safety system competitors include KSS who during 2016 was acquired by Chinese based Ningbo Joyson Electric Corporation, Nihon Plast and Ashimori of Japan, Jinheng of China, Samsung in South Korea and Chris in South America. Collectively, these competitors account for the majority of the remaining 10% global market share in passive safety.

In the electronics market, (active safety and passive safety electronics), our market share is around 20-25%. It remains relatively fragmented with more and larger competitors than in the passive safety market. In active safety, key competitors includes Continental, Bosch, Denso, ZF-TRW, and Delphi, of which we believe Continental and Bosch have strong positions. Continental and Bosch are the largest competitors in passive safety electronics.

Mobileye currently has a leading market position in camera based mono vision algorithms. Mobileye is both a supplier to and competitor of Autoliv. In addition, new potential industry entrants like Nvidia, Qualcom, Intel, Apple, Uber and Google are testing solutions to enter the field of autonomous driving.

Our Customers

Due to our technological leadership and superior global footprint, our diversified customer base includes virtually every vehicle manufacturer in the world. This has also allowed Autoliv to gain market share with growing customers.

In 2016 our top five customers represented 48% of sales and the ten largest represented 79%. This reflects the concentration in the automotive industry. The five largest vehicle manufacturers (OEMs) in 2016 accounted for 52% of global light vehicle production (LVP) and the ten largest for 76%. A delivery contract is typically for the lifetime of a vehicle model, which is normally between 4 and 6 years depending on customer platform sourcing preferences and strategies.

RENAULT/NISSAN, FORD, HONDA

Renault/Nissan is our largest customer, accounting for 11% of our sales in 2016, followed by Ford with 11%. Honda accounts for 10%. We have cooperated with these OEMs for many years and even acquired assets of the Visteon Restraint Electronics, a Ford spin-off and recently formed the ANBS JV where our partner Nissin Kogyo (NK) is a keiretsu of Honda who has a 35% ownership stake in NK.

Autoliv’s strong global presence and our broad product offering also fits these global OEMs very well where we have historically benefited from global sourcing initiatives with these customers.

HYUNDAI/KIA, GM

Hyundai/Kia (HKMC) is one of our fastest-growing customers. HKMC now represents 11% of our sales versus 4% ten years ago. Our business with GM has declined since 2015 to 10% of our sales due the lingering effects of new business hold back in 2011 and 2012. Our sales with GM had increased substantially since 2010 in-part due to Delphi asset acquisition during the financial crisis.

The reason for this strong growth with HKMC is a combination of their success in the global LVP market along with our long-term investments in their home markets South Korea again related to the Delphi acquisition where HKMC was their 2nd largest customer.

BMW, MERCEDES, VOLVO

BMW, Mercedes and Volvo accounted for 14% of our sales in 2016, despite the fact that they only accounted for 6% of global LVP. Our high dependence on premium brand OEMs reflects the higher safety content in their vehicles along with our well-established position as technology leader in the automotive safety industry.

VOLKSWAGEN, TOYOTA

In 2016 Volkswagen and Toyota accounted for 12% and 11% of the global LVP, while they accounted for roughly 7% and 6% of our sales. Historically, TRW has had close relationships with Volkswagen, and Toyota uses in-house (“keiretsu”) suppliers such as Toyoda Gosei, Tokai Rika and Denso for at least 50% of Toyota’s safety business.

FCA, PSA

Fiat Chrysler are important for both our active and passive safety systems. At Fiat we have historically been under-represented; however the situation has improved in recent years. We have a strong position with PSA, especially with passive safety systems.

CHINESE DOMESTIC OEMS

Domestic Chinese OEMs account for 44% of the Chinese LVP. Their share of Autoliv’s sales has grown rapidly from close to 2%, five years ago, to 3% globally, and to 18% of our sales in China. They continued to improve in 2016, due to our strong position with large Chinese OEMs in combination with a large number of customer launches.

Great Wall Motors is our largest Chinese domestic customer. The locally manufactured cars have a lower than average CPV, explaining the high share of LVP compared to the lower share of our sales. With our strong position with local OEM’s and an increasing awareness of automotive safety in China, we remain optimistic about our long-term growth in the largest vehicle producing country.

CUSTOMER SALES TRENDS

Asian vehicle producers have steadily become increasingly important to Autoliv, and now represent 44% of global sales compared to 28% ten years ago. Of the Asian OEMs, the Japanese today represent 28% of our sales compared to 22% in 2006. This reflects both their increasing share of the global LVP and our increasing share with them.

The D3 (General Motors, Ford and Chrysler) now account for 24% of our global sales after a temporary decline to 19% in 2009. All D3 customers managed to recover after the financial crisis, also supported by our acquisition of the Delphi global occupant safety business in 2009-2010.

Our high dependence on European & Other customers has decreased significantly from around 44% of sales in 2006 to 31% in 2016.

Significant Launches during 2016

MERCEDES E-Class

Driver airbag with steering wheel, passenger airbag, knee airbag, seatbelt with pretensioner and bag-in belt, ADAS control unit, radar system and camera system.

Volvo S90/V90

Driver airbag with steering wheel, inflatable curtain, active seatbelt with pretensioner, safety electronics and cable cutter.

Honda Freed

Driver airbag with steering wheel, seatbelt with pretensioner and brake control system.

Mazda 3 /Axela

Driver airbag with steering wheel, passenger airbag, side airbag, inflatable curtain and safety electronics.

Honda CR-V

Radar system, brake control system and seatbelt with pretensioner.

Ford F-Series Super Duty

Side airbag, inflatable curtain, positioning system and safety electronics.

Toyota CH-R

Driver airbag with steering wheel, side airbag, inflatable curtain and seatbelt with pretensioner.

BMW 5 Series

Driver airbag with steering wheel, passenger airbag, seatbelt with pretensioner, night vision system and cable cutter.

Chrysler Pacifica

Driver airbag, inflatable curtain, knee airbag, seatbelt with pretensioner and radar system.

The success of Autoliv depends on the success of our people

“The development of future leaders, experts, and specialists is a top priority at Autoliv.”

In a highly competitive and rapidly changing environment we rely on the skills of our people to be able to adapt quickly and find ways to meet our customers’ needs and create shareholder value.

With 70,300 associates in 27 countries, Autoliv provides an international work environment with varied work assignments and career paths. “To support the growth and development of our employees we have a multitude of development channels including technical and specialist career paths, international assignments, and a number of Autoliv Group common development programs,” says Per Tillman, VP Talent Management.

Development is key

“The development efforts at Autoliv focus on supporting our employees in building the skills and competencies needed,” Per says. During 2016, Autoliv has aligned our development programs with the business strategy and increased focus on our core competencies.

Several additional programs are planned for 2017. In addition to the Group common programs, numerous technical and functional training programs are available locally.

An important cornerstone of the development of each employee is the on-going development dialog between team member and manager, which is summarized in the annual Performance & Development Dialog (PDD). In the PDD, the employee and manager identify and agree on individual targets, development plans and activities. During 2016, 97% of targeted employees conducted a PDD with their managers.

Strong corporate culture

Working at Autoliv means doing work that makes a difference: Saving More Lives. Our strong corporate culture – guided by our values of Innovative, Transparent, Agile and supporting One Autoliv – is a cornerstone for Autoliv to extend its position as the leading supplier of automotive safety systems. Our people are entrusted with ensuring that their actions reflect responsible business practices and support the ethical standards while seeking the highest quality, safety and performance at all times. Autoliv has a long tradition of providing opportunities for employees to work in other countries. Job rotation and mobility across functions, facilities and regions are encouraged, not only to increase the employees’ understanding but also to strengthen leadership skills, global networks, knowledge sharing and the corporate culture. During 2016, 145 employees worked on international assignments in 16 countries.

Our workforce

During 2016, 68% of the 70,300 associates were direct workers in manufacturing, of whom 75% in Best Cost Countries, and 12.5% were temporary personnel. “Getting the right people in the right position is one of our highest priorities, and during the past year Autoliv has focused on making the talent acquisition process robust and efficient,” says Per Tillman. During the year, Autoliv continued to hire engineers in our Passive Safety and Electronics segments, giving Autoliv close to 8,000 engineers working in Research, Development and Engineering.

NO. OF ASSOCIATES PER REGION

Asia 21,265

Americas 19,138

Europe (incl. Africa, Russia & Turkey) 29,890

Total 70,293

Autoliv commits to diversity and we acknowledge, accept and value differences among our people and the contributions they make. At the end of 2016, 56% of the total workforce were men and 44% were women, and 13% of senior management positions were held by women.

Health & Safety management system

In both the marketplace and workplace, the health, safety and well-being of our employees is more than an element of our business – it is our business. During 2016, the Health and Safety Management System (HSMS) was implemented globally and continues to be instrumental in identifying and controlling significant hazards and risks. While we continue to strive for zero injuries and illness, the organization has performed well in reducing injuries and illnesses and has met 2016 objectives for both Incident Rate and Severity Rate. The foundation for our success is the persistence to achieve excellence through leadership and the engagement of our workforce to recognize and report hazards/risks and to implement programs or processes necessary to eliminate occupational injuries and illnesses.

The H&S targets for 2017 will be to continue to improve Autoliv’s Incident Rate and Severity Rate year over year and to strengthen our ergonomics program.

The global Health and Safety Teams continue to successfully communicate and share safety alerts, best practices and lessons learned.

An example of this communication is reflected in the Steering Wheels Chemical Storage & Handling Workshop, held in Turkey in 2016. The Workshop was well attended as more than 20 Autoliv Health & Safety professionals met to review current conditions and identify opportunities for improvement. As a result, more than 55 opportunities for improvement were identified and corrected. More importantly, these items were communicated to all other facilities around the world for review and implementation.

LOCATIONS AND CAPABILITIES

1) Defined as Best Cost Country. 2) Includes headcount in non-consolidated joint ventures. 3) Includes weaving and sewing of textile cushions, seatbelt webbing, inflators, components for airbag and seatbelt products.

Creating Sustainable Value

The foundation for our Sustainability is our Vision of Saving More Lives. This is the most significant impact we can make as a Company on our society. Of equal consequence is how we operate our Company. We understand that how we do business is as important as the business we do. We are passionate about contributing positively to society. As One Autoliv, our Sustainability strategy is to reduce our impact on the environment, develop sustainable products, operate ethically, and be an employer of choice for our employees.

Commit to our Employees

All over the world, we are committed on behalf of our employees to respecting human rights, diversity, health and safety at work.

Act Ethically Towards Society

Our responsibility is based on strict observance of ethical standards, including our suppliers, as well as engaging with the communities where we operate.

Limit our Impact on the Environment

Our commitment is to limit our environmental impact, particularly through reducing waste, energy use and water consumption.

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

International frameworks

Autoliv business practices follow international frameworks, including the UN Global Compact’s ten principles on human rights, labor, environment and anti-corruption.

Autoliv’s business is to save more lives through improving vehicle safety and reducing traffic accidents. This philosophy directly supports the UN Sustainable Development Goal #3, Good Health and Well-being. In 2013, 1.25 million people died as a result of traffic accidents. The UN has set an ambitious goal of halving vehicle deaths and injuries by 2020. Autoliv supports this goal. Our road to saving more lives starts with our relentless innovation in vehicle safety technologies in combination with deep insight of traffic situations, human behavior and human-to-machine interaction. The company’s own goal is to increase the number of lives saved, from more than 30,000 to 150,000 a year.

In our opinion it is not enough to help people survive a collision – we want to help them avoid accidents altogether. This means taking action before accidents occur. Autoliv is currently developing products such as the vehicle-to-vehicle communication safety technology that recognizes potentially dangerous situations before they happen and engages preventive measures, like our autonomous braking, to react quickly and intelligently to avoid an accident. Current active safety technologies make it possible to avoid an estimated 80% of all traffic accidents. Integrating these technologies in all newly produced vehicles supports achieving the UN global goal of reducing traffic fatalities.

Materiality and stakeholder expectations

Understanding stakeholder expectations is critical to developing a resilient, long-term business. In 2016, we conducted a materiality analysis, aligned with the GRI Principles for Defining Report Content, of the Autoliv sustainability pillars accounting for the importance to Autoliv and the importance to our stakeholders, including the known perspectives of our shareholders, customers, employees and communities. The objective of this analysis was to identify and prioritize relevant sustainability topics, to gain an enterprise-level perspective of the current Autoliv sustainability initiatives and on our current maturity level, determine our future ambition levels, identify potential sustainability gaps, and develop a future state sustainability strategy around key focus areas. The performance measurement and management criteria were developed to align with GRI reporting practices for disclosing management approaches to sustainability, and for measuring and reporting sustainability progress.

Autoliv combined the most material aspects of the analysis into the four sustainability pillars:

•	Commit to our Employees,

•	Limit our Impact on the Environment,

•	Develop Sustainable Products for Consumers, and

•	Act Ethically toward Society.

The most important conclusion of the analysis was that Autoliv is succeeding or in the leading stages in the majority of the key focus areas from a maturity perspective, however we can improve through setting progressive goals in the future.

Based on the results of the materiality assessment and the analysis, the Autoliv Executive Management Team has decided that Autoliv will establish key focus areas supporting each of our four sustainability pillars. In 2017, we will develop progressive goals supporting these focus areas that will reduce our global carbon footprint and increase our standing as an engaged and dynamic corporate citizen.

Sustainability Objectives and Key Achievements 2016

Commit to our Employees

We commit to creating a respectful and diverse working environment. To attract, develop, and retain highly skilled employees is a top priority, and we commit to the development of our employees. We support creativity, entrepreneurial behavior, and result-oriented actions to encourage our people to live our values: One Autoliv, Agile, Transparent, and Innovative. By respecting each other and working together, we achieve better results.

Human Rights

We commit to fair treatment of our employees including fair and equitable employment conditions in accordance with applicable laws. We recognize and respect employees’ right to freedom of association and collective bargaining, we provide humane and safe working conditions, prohibit forced or child labor, and promote a workplace free of discrimination and harassment.

Health & Safety

We commit to securing the well-being of our employees. Health and safety is more than an element of our business – it is our business – and we work diligently to reduce and eliminate occupational hazards. We also commit to adhering to required standards for the safe operation of facilities and the protection of our employees. We seek continuous improvement on health and safety performance, maintaining a culture that encourages the reporting, analysis and effective management of health and safety issues.

Diversity

We commit to diversity and acknowledge, accept and value differences among our people and the contributions they make. Our workforce reflects the diversity of the countries and cultures in which we operate. We work hard to create an inclusive environment where all people can contribute regardless of differentiating factors by encouraging individuals’ unique viewpoints and contributions. We believe each person should be able to work in a professional atmosphere which promotes equal employment opportunity and prohibits illegal, discriminatory practices.

KEY ACHIEVEMENTS

Autoliv commits to improve diversity on all levels. At the end of 2016, 44% of our workforce and 13% of our senior management positions were filled by women and we are striving to improve this even more in the future.

Health and Safety protocols continue to be vigorous at Autoliv as we continuously strive for excellence. We regularly educate, monitor, evaluate and refresh our Health and Safety policies and procedures to ensure that we are delivering on our commitment to our employees: to protect human health, the safe operation of our facilities and adhere to applicable regulations. We continue to strive for zero injuries in every facility. For 2016, we were better than our goals; injury incident rate of 2.25% and injury severity rate of 25%.

Supporting human rights in Turkey

Women at our Autoliv Turkey facility are taking a stand against violence towards women by participating in a community awareness campaign. For more than 5 years, the facility has participated in an all-female soccer tournament. The event attracts employees from our facility and the local community in growing numbers each year and has been a successful platform.

Limit our Impact on the Environment

We believe our operations have a modest environmental impact. Savings from more efficient energy and water usage and waste reduction can have a positive benefit for the environment and decrease our impact on climate change.

Energy reduction

Our facilities are improving energy efficiency and reducing water usage through continuous process improvement. Autoliv is making strides in energy reduction using various methods, including upgrading lighting to LED, automatic light power controls, and air conditioning temperature and time controls. These energy reductions will continue to reduce Autoliv’s impact on climate change for years to come.

Waste and scrap reduction

Our facilities reduce waste and scrap through annual policy deployment targets. Our employees look for ways to reduce waste and scrap, primarily through recycling scrap materials. Other methods include donating scrap tools, finding new uses for waste products and introducing reusable packaging where possible.

Water usage reduction

Taking steps to reduce and improve water usage, particularly in countries already experiencing water stress, is of key concern to Autoliv. We look not only to reduce the amount of water that we use in our production processes, but for innovative ways to capture wastewater and invest it productively back into each facility.

KEY ACHIEVEMENTS

Our facilities are certified in accordance with ISO 14001 (83%) or in compliance with the principles of ISO 14001 through our internal standard (15%), ANBS excluded. Our total energy consumption corresponds to 391,533 metric tons CO2e (using the Greenhouse Gas Protocol), an increase of 16% from 2015 due to new facilities, primarily the ANBS joint venture, and increased production overall.

Energy saving locally

In the U.S., Korea, India, Thailand, Brazil, China, France and Mexico, our facilities reduced their energy use by more than 17% on average through the installation of LED lighting, air compressor usage improvements and automatic power controls.

In 2016, Autoliv’s UK textile facility installed a natural gas-fired Combined Heat and Power (CHP) plant on site that will provide 70% of the electricity needs of the plant.

Reducing landfill locally

In Michigan, the United States, a team found a recycler that accepted Lexan plastics, keeping 6,000 pounds (2,720 kg) of plastics from becoming landfill every year.

By selling damaged wood pallets to a local furniture manufacturer, our team in Brazil saved 19,000 wood pallets from becoming landfill. These wood pallets became sofas, tables and chairs instead. Our Brazil team also eliminated one-time use cardboard packaging and replaced it with reusable bins, avoiding more than 10 tons of cardboard from going to a landfill annually.

Water saving initiatives

Two of our facilities in India designed and implemented several processes to reduce and reuse water. Through rainwater harvesting, the facilities collected 660,000 gallons (2.5 million liters) of rainwater. In addition, by treating wastewater, over 3.5 million gallons (13.3 million liters) of water were recaptured, treated and used for landscaping. Finally, over 4.7 million gallons (17.8 million liters) of effluent water is treated and reused in our seatbelt webbing production.

Our project team in China reduced wastewater by 64% through the implementation of proactive measures and employee education.

Develop Sustainable Products for Consumers

Our goal is to develop products that protect people in accidents without having a negative impact on our environment. Our products work at the heart of the vehicle, constantly looking ahead and around, assisting drivers to reach their destinations safely and sustainably.

Design for sustainability

From innovation to disposal, we consider the potential environmental impact when we design our products and processes. Raw materials, components, manufacturing, use and end-of-life considerations impact our thinking and final product specifications in various ways. These include our advancements in autonomous driving, low-weight safety systems, use of alternative energy in our products, and improved fuel efficiency.

Autoliv standard AS005 defines the requirements for reporting the material composition of our supplied parts and the restrictions that certain substances are subject to. This standard includes mandatory corporate protocols for the safe and appropriate use of chemicals in our products, lists declarable, restricted and forbidden substances, and sets specific procedures for following customer requirements and regulations, including REACH and Conflict Minerals.

KEY ACHIEVEMENTS

Current active safety technologies are estimated to prevent 80% of traffic accidents, reducing injuries and death. The goal of future autonomous driving systems is to eliminate all traffic accidents. Our joint venture with Volvo will advance our vision of saving more lives by developing software for world leading, intelligent and reliable Advanced Driver Assistance Systems (ADAS) and Highly Autonomous Driving (HAD).

The first version of LIV, the Learning Intelligent Vehicle, utilizes artificial intelligence (AI) technology. It was developed to facilitate cooperation and shared control between driver and vehicle, crucial to achieve trust and maintain safety in the autonomous driving landscape.

Sustainable innovation

Another way that Autoliv develops sustainable products is by engaging employees at all levels to help solve product challenges through SafetyNET, our crowd collaboration innovation site. Our people are curious, creative and enjoy contributing to a purpose. We wanted to create a space where an entrepreneurial community of innovative employees can share and develop ideas. As part of this process, employees are enlisted to look for better and safer ways to manufacture products using sustainable materials and processes. In 2016, SafetyNET launched 20 challenges and received 441 submissions.

Act Ethically Toward Society

How we do business is as important as the business we do. Complying and acting ethically toward society and engaging with the community in various ways is a key priority and a responsibility that is also expected of our business partners and suppliers.

The Autoliv Standards of Business Conduct and Ethics (Code) supplements sound judgment. The Code assists us in performing our work in an ethical and lawful manner. Through guidance and practical examples, the Code helps our people to make the best possible decisions, particularly in complex or challenging business situations. Autoliv ensures that all employees adhere to the Code and understand the importance of making ethical choices in their daily work.

Because we value ethical business practices, we do not allow the accepting or offering of any form of bribery. We have defined clear expectations to prevent corruption in our Code and the supporting policy, AS313 Anti-corruption and Anti-bribery. We conduct face-to-face training in this area and have eLearning for targeted employees to ensure that employees fully understand the associated risks and how to prevent corruption.

Speaking up

We encourage and empower employees to “raise their hands” by reporting concerns about behavior or breaches of our Code to managers, Human Resources, Legal, Compliance or to the Autoliv Helpline, a confidential multilingual whistleblower service operated by a third party.

We ensure that no employee will be adversely affected for reporting in good faith or for refusing to carry out a directive believed to constitute fraud or a violation of the Code, laws, or regulations.

Our suppliers

Suppliers play a key role in managing our global supply chain in a responsible manner. We expect our suppliers to comply with the laws and regulations in the places where they operate and to follow Autoliv’s policies and procedures, including our Standards of Business Conduct and Ethics for Suppliers (Supplier Code). The Supplier Code conveys our expectations to uphold our social, ethical, and environmental standards in conducting their businesses, including Human Rights and Working Conditions, Environment, Sustainability, and Business Conduct and Ethics.

Community development

We strongly believe in contributing to the well-being of the communities in which we operate. We encourage our business operations to engage and support their local communities. Projects are typically initiated by Autoliv employees who are passionate about their communities and take part in a wide range of volunteering activities.

KEY ACHIEVEMENTS

“It Starts With Me” has become a guiding principle for ethical behavior in Autoliv. Employees are encouraged not only to adhere to ethical behavior in every situation but to support the Company and speak up if something appears to be violating our code of ethics. This helps Autoliv investigate potential violations before they impact our business. This year, employees raised 192 concerns to either a manager, compliance officer or through the Autoliv Helpline.

Our Supplier Quality organization performs supplier audits annually on a rotating basis. 300 audits were conducted in 2016. These audits ensure that our suppliers are adhering to Autoliv’s standards of excellence, as well as to applicable local laws and regulations, and sets forth a process for working with suppliers that fail to meet our policies and standards.

Increasing traffic safety locally

Autoliv Romania increased safety awareness among 4,000 people in the local community. The importance of wearing seatbelts was highlighted by having people experience a crash first-hand on a crash simulator developed as a result of an employee suggestion. The Annual China Auto Safety Exhibition Roadshow, organized by the China Automotive Technology and Research Center, will cover 22 cities in 6 provinces. The roadshow educates the public in Auto Safety, including new technologies, safety functions and promoting safety regulation. This is Autoliv’s 5th year of participation.

Stop the Crash is a multi-stakeholder partnership led by Global NCAP campaigning for life saving crash avoidance technologies. This partnership supports the UN Global Sustainable Development Goal #3 – Good Health and Well-being, which states: By 2020, halve the number of global deaths and injuries from road traffic accidents. Autoliv is proud to collaborate with Stop the Crash. In many countries, the most significant developments in vehicle safety are not available to consumers –putting them at greater risk. As a leader in automotive safety technology, we know that even the best technology cannot save lives if everyone does not have access to it. We work with Stop the Crash to educate worldwide regarding the benefits of adopting and mandating minimum global automotive safety standards. A key success in 2016 was the announcement in Malaysia of mandatory electronic stability control in all vehicles starting in 2018.

KEY ACHIEVEMENTS	2012	2013	2014	2015		2016
Energy Consumption, GWh	715	771	792	953	1)	1,054
Energy Consumption, relative to Sales (GWh/millions)	0.086	0.088	0.086	0.104		0.105
Climate Impact, CO2e tons	246,000	257,000	268,000	336,589	1)	391,533
Climate Impact, relative to Sales (CO2e tons/millions)	29.8	29.2	29.0	36.7		38.9
Number of plants with zero injuries	13	16	16	22		24
Code of Conduct training, number of employees	49,614	19,115	34,898	39,257		42,975
Anti-corruption training, number of employees	5,513	7,014	9,742	3,347		8,602
Autoliv Helpline and Internal Reports	86	96	120	127		192

1)	Restated. All facilities (offices and technical centers included) and scope 2 vehicle data.

Creating Shareholder Value

By creating customer satisfaction, maintaining tight cost control and developing new products, we generate cash for long-term growth, financial stability and competitive returns to our shareholders.

Autoliv has always had a strong cash flow and cash generation focus. Our operating cash flow has always exceeded capital expenditures.

On average, operations have generated close to $772 million in cash per year over the last five years, while our capital expenditures, net, have averaged around $428 million per year during the same period. Since 1997 the Company has converted approximately 87% of its net income to free cash flow, i.e. cash flow after capital expenditures.

Capital efficiency improvements

Autoliv’s strong cash flow reflects both the Company’s earnings performance and improvements in capital efficiency. During the period 2012-2016, while sales increased by around 22%, our average annual capital employed increased by 25%. Therefore, our capital turnover rate has remained roughly the same despite acquisitions for long-term growth. Whether or not this trend will continue will depend on two competing trends. On the one hand, fixed asset utilization improves with sales growth and our market is expected to grow at a CAGR of around 8% per year to 2019. On the other hand, we need to invest in our business to execute on our growth strategy. Since 2010, capital expenditures have exceeded depreciation and amortization due to the need for additional manufacturing capacity and vertical integration. We will continue to support our Growth Markets, Active Safety strategy, inflator replacements and Brake Control businesses while improving fixed asset utilization by consolidating plants and driving global standardization of manufacturing processes through 1P1P. We also require working capital to support organic sales growth and our target is that working capital should be below 10% of sales. At the end of 2016, this ratio was around 6%.

In summary, we still expect to generate strong cash flow, although we may be unable to improve on Autoliv’s already strong capital turnover rate, in the near-term.

Currency effects

Autoliv is exposed to three types of currency effects that impact net income and, consequently, operating cash flow: 1) Transaction effects stemming from purchases and sales in different currencies. We have a net transaction exposure corresponding to approximately 19% of our sales. 2) Revaluation effects stemming from valuation of assets denominated in other currencies than the reporting currency of each unit. 3) Translation effects stemming from the translation of locally reported financial statements into U.S. dollars. We estimate that approximately 73% of our sales are in non U.S. dollar denominated currencies.

Our cash flow model

When analyzing how best to use each year’s cash flows from operations, Autoliv’s Executive Management and the Board of Directors use the model depicted on page 35 in the Annual Report to create shareholder value. The model considers important variables such as the marginal cost of borrowing, the return on marginal investments and the price of Autoliv shares. When evaluating the various uses of cash, the Management and the Board of Directors weighs these decisions against the need for flexibility due to the cyclical nature of the automotive industry, acquisitions and other potential settlements.

Investing in operations

To create long-term shareholder value, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. In Autoliv’s case, our historical pre-tax cost of capital has been approximately 12%. Autoliv’s pre-tax return on capital employed has always exceeded this level, except during the financial crisis in 2008-2009. During the last five years, return on capital employed has varied between 20% and 22%, i.e. close to two times the pre-tax cost of capital.

In 2016, $499 million was re-invested in the form of capital expenditures, net. This was 57% of the year’s operating cash flow of $868 million. It was also 30% more than depreciation and amortization due to our strong order intake and need for additional manufacturing capacity, primarily in growth areas such as the Asian region and Active Safety. Another reason for capital expenditures exceeding depreciation is our strategy to increase vertical integration (i.e. the level of in-house component sourcing) as a means to offset the continuous price erosion in our industry.

Acquisitions and investments in assets

In order to accelerate Company growth and create shareholder value, over time we use some of the cash flow generated for acquisitions and for investments in assets such as joint ventures and intellectual properties. These are typically made to consolidate our industry, increase our vertical integration and expand into new markets. In 2016, we established the ANBS JV and entered another significant JV agreement, each adding certain key building blocks toward autonomous driving.

In Q1, we established the ANBS JV adding brake controls and actuation to our product portfolio. In Q4 we signed a definitive agreement with Volvo Car Corporation (VCC) to form the JV “Zenuity” to provide ADAS & AD software where Autoliv is the exclusive sales channel to the automotive market outside of VCC. The preliminary ANBS JV investment was around $230 million for a 51% stake while the Zenuity “buy in” payment is expected to be around $125 million during the 1st half of 2017.

Shareholder returns

Since Autoliv has historically used both dividend payments and share repurchases to create shareholder value, the Company does not have a set dividend policy. Instead, the Board of Directors regularly analyzes which method is most effective in each instance, to create shareholder value.

During 2016, the quarterly dividend was increased by $2 cents, or close to 4%, to $58 cents. This corresponds to an annualized run rate of $205 million, which is 65% higher than the highest amount paid before the crisis in 2008-2009. In total $205 million or 55% of the year’s free cash flow was used to pay dividends to shareholders.

Historically, the dividend has represented a yield of approximately 2-3% in relation to Autoliv’s average share price. During 2016, this yield was 2.1%.

We also have the ability to return funds to shareholders using share repurchases. During 2016, the Company did not repurchase any shares due to ongoing acquisition and joint venture discussions. The remaining Board authorization is approximately 4.4 million shares.

Repurchases of shares can create more value for shareholders than dividends, if the share price appreciates long term. For Autoliv this has been the case, as the Company’s existing 14.6 million treasury shares have been repurchased at an average cost of $54.36 per share, while the closing price at the end of 2016 was $113.15.

Capital structure

Our debt limitation policy is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio of around one time and to be within the range of 0.5 and 1.5 times (see page 87 in the Annual Report for definitions). In addition to the above, the objective is to provide the Company sufficient flexibility to manage the inherent risks and cyclicality in Autoliv’s business and allow the Company to realize strategic opportunities and fund growth initiatives while creating shareholder value. In 2016, Autoliv was within the range during the first three quarters. At December 31, 2016, the leverage ratio was 0.4 times.

Since December 2013, Autoliv has held an “A- with stable outlook” credit rating by Standard & Poor’s. The headroom between current capital structure and our long-term target range should provide flexibility to make further shareholder returns and opportunistic acquisitions as well as provide the means for an eventual resolution of any antitrust related matters, although the financial impact on Autoliv is not yet possible to estimate (see Note 16 to Consolidated Financial Statements in the Annual Report.)

Share Performance & Shareholder Information

At the end of 2016, the share price of Autoliv stock on the New York Stock Exchange (NYSE) was $113.15, and 1,028 SEK on Nasdaq Stockholm.

Share Performance

On the primary stock exchange market for the Autoliv securities, the NYSE, Autoliv’s stock declined by 9% to $113.15 during 2016 which compares unfavorably to the S&P 500 index, which increased 10%, and the S&P 1500 Auto Components Index, which increased by 2% during 2016.

The average daily trading volume on the NYSE in Autoliv shares declined around 7% to 491,433 in 2016 from 530,876 in 2015.

Stockholm

In Stockholm, the price of Autoliv Swedish Depository Receipts (SDR) decreased by 4% to 1,028 SEK during 2016 compared to a 6% increase in the OMX All-Share Index and the OMX Automotive Index in Sweden was unchanged.

In Stockholm, the average daily trading volume in Autoliv SDRs was 261,072 in 2016, an increase 14% from 229,390 in 2015. In 2016, the Autoliv SDR was the 19th most traded security in Stockholm. Of the total exchange trading, the Autoliv SDRs accounted for 1.6% of the turnover and 0.9% of the trades in 2016.

In Stockholm, Autoliv’s SDRs are traded on the NASDAQ Stockholm’s list for large market cap companies and from January 2, 2017 is included in OMXS30, the index comprising the 30 most traded shares.

Number of shares

During 2016, the number of shares outstanding increased by 0.1 million to 88.2 million at year-end (excluding dilution and treasury shares). The weighted average number of shares outstanding for the full year 2016, assuming dilution, was unchanged at 88.4 million from 2015.

Stock options, if exercised, and granted Restricted Stock Units (RSUs) & Performance shares (PSs) could increase the number of shares outstanding by 0.7 million shares in total. Combined this would add 0.8% to the Autoliv shares outstanding.

On December 31, 2016, 4.4 million shares were available for repurchase under the current Board authorization from 2014. On December 31, 2016 the Company had 14.6 million treasury shares.

Number of shareholders

Autoliv estimates that there were more than 67,000 beneficial Autoliv owners as of December 31, 2016. Autoliv securities were held by close to 25% of U.S. based share-holders and around 50% by Sweden based shareholders. Most of the remaining Autoliv securities were held in the U.K., other Nordic countries, Central Europe, Japan and Canada.

On December 31, 2016, Autoliv’s U.S. stock registrar had 1,735 holders of Autoliv stock, and according to our transfer agent, there were 28,000 beneficial holders that held Autoliv shares in a “street name” through a bank, broker or other nominee.

According to Euroclear Sweden AB, as of December 31, 2016, there were 37,467 record holders of Autoliv SDRs of which 33,520 were direct “street names” of the SDRs and 3,947 registered holders.

The five largest shareholders known to the Company are shown in the table on the next page.

Stock incentive plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan, the Company implemented a new long-term equity incentive program during 2016, to more closely reflect market practice and align pay delivery with our financial performance. The first grants under the new LTI program, where performance shares replaced stock options, were made in 2016 pursuant to which executive officers and other key employees received 50% of their LTI grant value in the form of Performance Shares and 50% in the form of Restricted Stock Units. Performance shares will vest at the end of three years following the date of grant based on the Company’s achievement of the specified targets, while the restricted stock units granted will vest in three approximately equal installments beginning on the first anniversary of the grant date (see Note 15 in the Annual Report).

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

Quarterly dividends are declared separately by the Board of Directors, announced in press releases and published on Autoliv’s corporate website. For the Preliminary Dividend Plan 2017, refer to page 92 in the Annual Report.

Annual General Meeting

Autoliv’s next Annual General Meeting of Stockholders will be held on May 9, 2017, at The Peninsula Chicago, 108 East Superior Street, Chicago, Illinois, 60611, U.S. Stockholders are encouraged to vote on the Internet or by proxy card, regardless of whether they plan to attend the meeting.

Public information disclosure

We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously.

All relevant public information is reported objectively. Information communicated by Investor Relations is authorized by management.

KEY STOCK PRICE DATA
New York	Price ($)	Date
First trading day	121.63	Jan 4, 2016
Year high	125.77	Jun 8, 2016
Year low	94.29	Nov 9, 2016
Closing	113.15	Dec 31, 2016
All-time high	130.81	May 20, 2015
All-time low	12.33	Mar 6, 2009

Stockholm	Price (SEK)	Date
First trading day	1,029.00	Jan 4, 2016
Year high	1,044.00	Dec 21, 2016
Year low	813.00	Feb 8, 2016
Closing	1,028.00	Dec 30, 2016
All-time high	1,114.00	Dec 2, 2015
All-time low	116.25	Mar 9, 2009

THE LARGEST SHAREHOLDERS
%	No. of Shares	Holder Name1)
9.5	8,362,500	Alecta Pension Insurance Mutual
6.6	5,788,026	AMF Pensionsförsäkring AB
6.1	5,361,043	Swedbank Robur Fonder AB
4.7	4,155,503	Henderson Investment Funds
3.6	3,152,374	Nordea Investment Funds
0.3	296,159	Management/Directors as a group2)
100.0	88,200,000	Total December 31, 2016

1) Known to the Company, out of close to 60,000 shareholders.

2) As of February 22, 2017. Includes 67,048 shares issuable upon exercise of options that are exercisable within 60 days, 50,851 Restricted Stock Units (RSUs) and 32,687 Performance Shares (PSs).

ANALYSTS (34)

U.S. (15)
BMO RESEARCH	Richard Carlson
BARCLAYS	Brian Johnson
BUCKINGHAM RESEARCH	Glenn Chin
CITIGROUP	Itay Michaeli
CLSA	Emmanuel Rosner
DAIWA SECURITIES	Jairam Nathan
DEUTSCHE BANK	Rod Lache
JP MORGAN	Ryan Brinkman
KEYBANC	Brett Hoselton
MORNINGSTAR	Richard Hilgert
PIPER JAFFRAY	Alexander Potter
RBC CAPITAL MARKETS	Joseph Spak
RW BAIRD	David Leiker
SIG	Matthew Stover
WELLS FARGO	Dave Lim

SWEDEN (9)
ABG SUNDAL COLLIER	Olof Cederholm
CARNEGIE	Agnieszka Vilela
DANSKE BANK	Björn Enarson
DNB	Christer Magnergård
HANDELSBANKEN	Hampus Engellau
NORDEA EQUITIES	Erik Golrang
PARETO OHMAN	David Jacobson
SEB ENSKILDA SECURITIES	Olof Larshammar
SWEDBANK	Mats Liss

UK (8)
BRENBERG	Fei Teng
BANK OF AMERICA MERRILL LYNCH	Kai Mueller
EVERCORE	Chris McNally
EXANE BNP PARIBAS	Edoardo Spina
GOLDMAN SACHS	Lucille Leroux
JEFFERIES	Ashik Kurian
MORGAN STANLEY	Victoria Greer
UBS	David Lesne

FRANCE (2)
CHEUVREUX KEPLER	Thomas Besson
SOCIETE GENERALE	Erwann Dagorne

SHARE PRICE AND DIVIDENDS
	New York (US$)			Stockholm (SEK)			Dividend	Dividend
PERIOD	High	Low	Close	High	Low	Close	declared	paid
Q1 2016	121.63	96.71	118.48	1,031.00	813.00	965.00	$0.58	$0.56
Q2 2016	125.77	107.45	107.45	1,039.00	899.00	900.50	$0.58	$0.58
Q3 2016	113.93	103.22	106.80	971.00	879.00	910.00	$0.58	$0.58
Q4 2016	113.41	94.29	113.15	1,044.00	850.00	1,028.00	$0.58	$0.58
Q1 2015	117.77	101.77	117.77	1,023.00	820.50	1,023.00	$0.56	$0.54
Q2 2015	130.81	116.75	116.75	1,098.00	968.00	968.00	$0.56	$0.56
Q3 2015	116.66	96.57	109.01	981.50	800.00	907.50	$0.56	$0.56
Q4 2015	128.95	109.34	124.77	1,114.00	906.00	1,073.00	$0.56	$0.56

Content Financials

PAGE1)

39	Management’s Discussion and Analysis
56	Management’s Report on Internal Control over Financial Reporting
58	Consolidated Statements of Net Income
58	Consolidated Statements of Comprehensive Income
59	Consolidated Balance Sheets
60	Consolidated Statements of Cash Flows
61	Consolidated Statements of Total Equity

PAGE1)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

62	Note 1	Summary of Significant Accounting Policies
66	Note 2	Business Combinations
68	Note 3	Fair Value Measurements
70	Note 4	Income Taxes
71	Note 5	Receivables
71	Note 6	Inventories
72	Note 7	Investments and Other Non-current Assets
72	Note 8	Property, Plant & Equipment
72	Note 9	Goodwill and Intangible Assets
73	Note 10	Restructuring and Other Liabilities
74	Note 11	Product Related Liabilities
74	Note 12	Debt and Credit Agreements
75	Note 13	Shareholders’ Equity
76	Note 14	Supplemental Cash Flow Information
76	Note 15	Stock Incentive Plan
78	Note 16	Contingent Liabilities
80	Note 17	Lease Commitments
80	Note 18	Retirement Plans
84	Note 19	Segment Information
85	Note 20	Earnings Per Share
85	Note 21	Subsequent Events
85	Note 22	Quarterly Financial Data (unaudited)
86		Auditor’s Reports

1) See page in Annual Report

Important Trends

Autoliv, Inc. (the “Company”) provides advanced safety technology products for the automotive safety market. In the three-year period from 2014-2016 a number of factors have influenced the Company’s operations. The most notable factors have been:

•	Rapid growth of the active safety market

•	Growth in global light vehicle production

•	Continued need to drive efficiency

•	Significant changes in competitive environment

•	An increased focus on recalls and quality

•	Operational initiatives in support of growth and efficiencies

•	Adjustment of capital structure and long-term financing

•	Strong order intake in Passive Safety

	20161)			20151)			20141)
YEARS ENDED DEC. 31 (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported	change		Reported	change		Reported	change
Global light vehicle production (in thousands)	90,056	5%		85,828	1%		84,576	3%
Consolidated net sales	$10,074	10%		$9,170	1%		$9,240	5%
Operating income	$848	16%		$728	1%		$723	(5)%
Operating margin, %	8.4	0.5	pp	7.9	0.1	pp	7.8	(0.8)	pp
Net income attributable to controlling interest	$567	24%		$457	2%		$468	(4)%
Earnings per share, EPS2)	$6.42	24%		$5.17	2%		$5.06	(0)%
Net cash provided by operating activities	$868	16%		$751	5%		$713	(15)%
Return on capital employed, %	20.3	(0.1	)pp	20.4	(0.1	)pp	20.5	(1.6	)pp

1) Reported figures impacted by costs for capacity alignments and antitrust related matters in 2014-2016. See table on page 41 “Items affecting comparability” and Notes 10 and 16 to the Consolidated Financial Statements included herein. 2) Assuming dilution and net of treasury shares.

SHIFT IN LIGHT VEHICLE PRODUCTION AND SAFETY CONTENT PER VEHICLE

The most important driver for Autoliv’s sales is the light vehicle production (LVP). In 2014, the year-over-year growth in LVP was 3%. In 2015, the LV production grew by more than 1%. In 2016, the growth rate for global LVP was close to 5%.

The main markets contributing to the global LVP growth are China, Western Europe and North America. Between 2014 and 2016, Chinese LVP rose by 20% or 4.2 million light vehicles (LVs). As Chinese consumers took advantage of the tax reductions on smaller vehicles in 2016, the LVP in China grew by 14%, the strongest annual growth since 2013. The Chinese LVP is expected to continue to grow faster than the global LVP, although to a lesser extent than in recent years. North America increased by 2% or 0.3 million LVs in 2016, upholding a growth of around 4% for the period between 2014 and 2016. In Western Europe, which is an important market for advanced automotive safety systems, LVP increased by almost 11% or by approximately 1.4 million LVs during the same three-year period. In 2016 light vehicle production in the region increased with close to 4%. As a result of these developments, China’s share of global LVP increased from 26% in 2014 to 29% in 2016, while North America’s and Europe’s shares remain unchanged at 19% and 16% respectively during the same period. Thanks to strong domestic demand and growing export to other countries, LVP in India increased by 16% during the three year period to 4.1 million vehicles in 2016. Several other markets decreased their share of global LVP as their LVP declined between 2014 and 2016. South America contracted the most with 27%, South Korea declined by 6% and Japan by 5%.

Thanks to more stringent crash ratings, by institutes such as EuroNCAP, and the trends towards more automated vehicles, we see a strong demand of more active safety sensors and software. We also see vehicle manufacturers installing more airbags and more advanced seatbelt systems in their vehicles, generally when new models are introduced. The safety standards of vehicles are increasing in China, India and other growth markets such as Brazil, partially due to new regulations and crash test rating programs. For example the Indian government has decided on a new traffic legalization that mandate more rigid crash test standards of light vehicles. This should eventually lead to higher installation rate of airbags and more advanced seatbelts. Despite these positive worldwide trends, the average global safety content (airbags, seatbelts, steering wheels, safety electronics and active safety sensors such as radars, cameras and night vision systems) per LV remained relatively flat, at slightly below $300 during the period 2014-2016. However, the CPV for our major regional markets have continued to increase. The global stagnation is explained by currency translations effects, mainly from a stronger U.S. dollar, and the fact that growth in global LVP is partly concentrated in markets with lower average safety content per vehicle such as China and India, where the CPV is only approximately $210 and $80, respectively. In addition, there is a negative effect from continued pricing pressure from vehicle manufacturers.

All of these trends, in combination with the introduction of various active safety systems, should enable the global automotive safety market to grow at least in line with global LVP during the next three years and, possibly faster than LVP as safety content per vehicle in growth markets improves, and as active safety content per vehicle increases primarily in the mature markets.

AUTOLIV IS WELL BALANCED

Autoliv’s regional sales mix continues to be balanced with 30% of sales in Europe, 34% in the Americas and 36% in Asia in 2016, compared to 31%, 35% and 34%, respectively, in 2015. In Asia, our sales in the important Chinese market have increased to 18% of total sales in 2016 from 16% in 2014. The strong position in China is important as it makes the Company well positioned in the world’s largest automotive producing market.

The balanced regional sales mix has been achieved through: 1) timely investments and strengthening of technical and support capabilities in growth markets and 2) early introduction and execution of our restructuring and capacity alignment activities. We have also made substantial investments in additional manufacturing capacity for vertical integration in China and Thailand, to further improve our competitiveness.

In 2016, around 26.0 million light vehicles were produced in China, an increase of 19% from 2014. Our sales have grown by 16% during the same period, lower than the LVP due to an unfavorable mix with certain vehicle models and negative impacts from currency. Nevertheless we continue to have a strong position both with local Chinese and global vehicle manufactures.

For Asia as a whole, the effect of the higher production volumes in China was partly offset by declining production in South Korea and Japan. For additional information on Autoliv’s dependence on certain customers and vehicle models, see page 54.

Of the European OEMs both Daimler and Volkswagen stand out, accounting for 8% and 7%, respectively of Autoliv’s sales. For Daimler this represents more than two times of their global LVP market share, and for Volkswagen this represents about two thirds of their share of the GLVP. This is a result of our strong position within passive safety products to VW and our continued success with active safety systems in Daimler vehicles. The North American market continued to grow in 2016, however at a somewhat lower growth rate than in the prior year. The growth in the North American light vehicle production for 2016 is dominated by the transplants, largely driven by Honda, Hyundai/Kia and Renault/Nissan. Due to Autoliv being on new business hold with GM back in 2011-2012, GM’s share of our sales have declined from 14% in 2014 to 9.5% in 2016. This has affected most regions not only North America.

STRENGTHENING DEVELOPMENT CAPABILITIES FOR ACTIVE SAFETY AND AUTONOMOUS DRIVING

In addition to our commitment to enhance passive safety, we are driving the rapid expansion of the market for active safety systems. The active safety market that we address is expected to grow by 20-30% per year to the end of the decade.

In Europe, Euro NCAP continuously updates its test program to include more active safety technologies to help the European Union reach its target of cutting road fatalities by 50% by 2020. Also the U.S. National Highway Traffic Safety Administration (NHTSA) plans to ensure that its safety rating program continues to encourage both consumers and automakers to develop and adopt active safety technologies. These actions will help to further drive the market for improved preventive safety and more automation in vehicles. To capitalize on the strong growth both in active safety and passive safety, during 2014 we decided to gradually increase the amount of R,D&E expenditure, net. Since 2014 R,D&E expenditures, net has increased from $536 million to $651 million, or from 5.8% to 6.5% of sales.

As a result of these undertakings in R,D&E and of our investments in additional manufacturing capacity, sales in active safety grew by 42% in 2014 to $489 million, by 25% in 2015 to $611 million and by 21% in 2016 to $739 million. Additionally we have formed a JV with Volvo Cars in order to develop software for autonomous driving and driver assistance systems. The joint venture, named Zenuity, will create a new entrant in the growing global market for autonomous driving software systems. Headquartered in Gothenburg, Sweden and with additional operations in Munich, Germany, and Detroit, U.S., the initial work-force of around 200 people will come from Autoliv and Volvo Cars. The company is expected to grow to over 600 employees in the mid term. Autoliv will be the exclusive supplier and distribution channel for all the new company’s products sold to third parties.

On March 31, 2016 we finalized the agreement with Nissin Kogyo to form a joint venture, Autoliv-Nissin Brake Systems (ANBS). The formation of ANBS allows us to offer state of the art brake control and actuation systems to auto manufacturers around the world. It will further enhance our role as the leading safety system supplier for the future car. ANBS has expanded its customer base by winning a $1.1 billion contract with a Detroit based OEM on a major platform.

GROWING PASSIVE SAFETY

The Passive Safety segment recorded its highest order intake ever in 2016, winning about 50% of available orders. This is the second consecutive year with order intake at about 50% in passive safety. Part of the high order intake is the consequence of major recalls by another airbag manufacturer.

The lead time from order to start of production is typically 18-36 months. During this period the products are engineered into the vehicle to provide adequate protection for occupants in case of a crash and to meet legal requirements, as well as other requirements from the vehicle manufacture. The result is that we launched 70% more new application engineering projects in 2016 compared to 2015, and more than twice as many as in 2014. This investment in new products is a major explanation of the increase in RD&E expenses, net, during 2015 and 2016. Additionally we have to build up production capacity, in the form of new lines and buildings, to meet future demand.

OPERATIONAL INITIATIVES

Despite a strengthening of the European LVP, we have seen an uneven capacity utilization in several of our European plants. Our capacity alignment program was expanded in 2014 and 2015 and the costs for the program amounted to $45 million and $83 million, respectively. The cost of capacity alignment in 2016 was on a more normalized level and amounted to $24 million.

The current capacity alignment programs are expected to have a payback period of around 3 years, or more, after cash-out. The cash payments in 2016 were $73 million compared to $64 million in 2015 and $45 million in 2014.

Capital expenditures, net were 4.9% in 2016, which is about unchanged from 2014, but historically high. This is mainly due to investments in growth and inflator replacement business. The Company is adding manufacturing capacity to increase airbag inflator production capacity. This is a result of higher demand for airbag inflators, particularly for the period 2015 to 2018, following a high number of inflator related recalls of another manufacturer’s products.

NEED FOR EFFICIENCIES

Pricing pressure is an inherent part of the automotive supplier business. Price reductions are generally higher on newer products with strong volume growth compared to older products, where both the possibilities to re-design the product to reduce costs and market growth are less. Price reductions also depend on the business cycle. For the 2014-2016 period, we estimate the average reduction in our market prices to have been in the range of 2-4% annually. To meet these price reductions we have several programs and actions addressing every item in our cost structure. Starting in 2014 we put further focus on globalizing our products and processes through our “one product one process” (1P1P) strategy. This combined with initiatives to reduce costs for components from external suppliers, ensures that we continuously optimize our supply base footprint, consolidate purchase volumes to fewer suppliers, improve productivity in our supply chain, standardize components and redesign our products. In 2014-2016, raw material commodity cost was reduced by around $90 million compared to the beginning of 2014.

To reduce labor costs while offsetting the price erosion on our products, we continuously implement productivity improvement programs, expand production in Best Cost Countries (BCC) and institute restructuring and capacity alignment activities. The productivity improvements in Autoliv’s manufacturing were approximately 6% for every year during the last three-year period. This is well in line with our productivity improvement target of at least 5% per year, which helps us to partly offset the price reductions to our customers. The level of employees in the BCCs has increased to 75% in 2016 from 74% in 2014. These changes, in combination with our restructuring activities and several other actions, were almost enough to offset the market price erosion during the three-year period. As a result, total personnel costs in relation to sales in 2016 were unchanged at 22.4% from 2014, despite a higher number of engineers and technicians to support investment in R,D&E and vertical integration.

AN INCREASED FOCUS ON RECALLS AND QUALITY

The number of vehicles recall in the automotive industry has risen sharply over the last few years, beginning in 2014, a year influenced by a massive recall of the General Motors ignition switch. In 2015 and 2016 the Takata airbag inflators recall created further record years. Although we continue to strive for the highest quality in our processes, it is difficult to predict future significant recalls. We expect overall recall numbers to remain high for years to come, and it cannot be ruled out that we may be adversely impacted by a future recall.

For Autoliv quality has always been our number one priority and we continue to sharpen our focus in this area. We now command a market share of 39% in passive safety. At the same time, we have been involved in less than 2% of passive and active safety related recalls in the industry in the past three years; an important indicator that we are delivering on our quality strategy. For more information see product warranty and recalls on page 53.

CHANGES IN COMPETITIVE LANDSCAPE

During the period 2014 to 2016, we experienced significant changes in our competitive landscape. During 2015, TRW, a key competitor in passive safety, was acquired by German group ZF Friedrichshafen. Combined, the new company is the third-largest passive safety supplier globally. During the 2014-2016 period, our largest competitor in passive safety, Takata, experienced severe issues and subsequent recalls, related to malfunctioning airbag inflators. The recalls have resulted in substantial costs and fines, which have made Takata’s future uncertain. During 2016, our third largest competitor in passive safety, Key Safety Systems, was acquired by Ningbo Joyson Electronic Corp. In the passive safety electronics market, our competitors include Bosch, Continental, Delphi, Denso, Mobis and ZF/TRW, of which we believe Bosch and Continental have the strongest positions.

The market for active safety remains fragmented, and new entries are expected as carmakers move toward autonomous vehicles. The major players in active safety sensors include Bosch, Continental, Delphi, Denso, Magna, Valeo and ZF/TRW. In algorithms for vision systems, Mobileye currently has a dominant market position. Mobileye is both a supplier to and competitor of Autoliv. In addition, Apple, Google, Nvidia, Intel, Qualcomm and Uber have entered the field of autonomous driving. There have also been several cooperation announcements from automotive suppliers, tech companies and carmakers to work on solutions for autonomous driving.

ADJUSTING OUR CAPITAL STRUCTURE

Autoliv entered the three-year period 2014-2016 with a net cash position on January 1, 2014 of $511 million. At the end of the period, on December 31, 2016, the Company had a net debt position (non-U.S. GAAP measure, page 41) of $313 million including dividends of $593 million and share repurchases of $720 million.

Operations generated $713 million in cash in 2014, $751 million in 2015 and $868 million in 2016. Capital expenditures, net amounted to $453 million in 2014, $450 million in 2015 and $499 million in 2016.

The declared dividend has been raised ten times since reinstatement in 2010. After the latest declared dividend of 58 cents per share, the annualized run rate is $205 million, based on number of shares outstanding at December 31, 2016, is 65% higher than the highest annualized dividend amount paid before the temporary dividend suspension in 2009.

In 2013, the Company began to adjust its capital structure and communicated a revised debt limitation policy which is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio (non-U.S. GAAP measure, see page 55) of around 1 time and to be within the range of 0.5 times to 1.5 times. We monitor our capital structure and the financial markets closely and intend to maintain a high level of financial flexibility.

As part of the adjustment of the capital structure the Company historically has repurchased shares of its common stock. During 2016, no share repurchases were made. In the first quarter of 2015, the Company repurchased 0.9 million shares for approximately $104 million, including commissions. During 2014, the Company repurchased 6.2 million shares for approximately $616 million including commissions. At December 31, 2016, the remaining number of shares authorized by the board of directors for repurchase is approximately 4.4 million shares.

CURRENCY IMPACTS

We are exposed to around 40 currency pairs, with exposures in excess of $1 million each. We are monitoring the currency exposure but are not hedging any currency flows. Rather we strive to have sales and costs in the same currency to reduce the transaction exposure risk. The total net transaction exposure in 2016 was approximately $1.9 billion or 19% of sales. In 2016, the net currency transaction effect, including revaluation, is estimated to have had a 0.6pp positive impact on our operating margin. Approximately three quarters of our sales are denominated in other currencies than U.S. dollars, which is leading to currency translation effects. In 2016, the translation effect is estimated to have had a 0.1 pp negative impact on the operating margin due to mix.

ITEMS AFFECTING COMPARABILITY (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported			Adjustments
	2016	2015	2014	20161)	20151)	20141)
Operating income	$848	$728	$723	$(37)	$(166)	$(120)
Operating margin, %	8.4	7.9	7.8	(0.4)	(1.8)	(1.3)
Income before income taxes	$804	$676	$667	$(37)	$(166)	$(120)
Net income	$562	$458	$469	$(29)	$(131)	$(80)
Earnings per share, EPS2)	$6.42	$5.17	$5.06	$(0.33)	$(1.48)	$(0.87)
Net cash provided by operating activities	$868	$751	$713	$(86)	$(146)	$(114)

1) Adjustments for capacity alignments and antitrust matters during 2014-2016. 2) Assuming dilution and net of treasury shares.

Non-U.S. GAAP Performance Measures

In this annual report we sometimes refer to non-U.S. GAAP measures that we and securities analysts use in measuring Autoliv’s performance.

We believe that these measures assist investors and management in analyzing trends in the Company’s business for the reasons given below. Investors should not consider these non-U.S. GAAP measures as substitutes for, but rather as additions, to financial reporting measures prepared in accordance with U.S. GAAP.

These non-U.S. GAAP measures have been identified, as applicable, in each section of this annual report with tabular presentations on page 42 and 55, reconciling them to U.S. GAAP.

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

The following tabular reconciliation presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

COMPONENTS IN SALES INCREASE/DECREASE (DOLLARS IN MILLIONS)
	China		Japan		RoA1)		Americas		Europe		Total
2016 VS. 2015%		$	%	$	%	$	%	$	%	$	%	$
Organic change	13.9	$212.5	7.4	$49.6	4.6	$40.3	2.4	$78.6	9.8	$277.7	7.2	$658.7
Currency effects2)	(5.4)	(83.6)	11.7	77.7	(2.8)	(24.4)	(3.5)	(113.1)	(1.0)	(29.3)	(1.9)	(172.7)
Acquisitions/divestitures	7.4	113.5	23.1	154.4	—	—	4.6	150.1	—	—	4.6	418.0

Reported change	15.9	$242.4	42.2	$281.7	1.8	$15.9	3.5	$115.6	8.8	$248.4	9.9	$904.0

	China		Japan		RoA1)		Americas		Europe		Total
2015 VS. 2014%		$	%	$	%	$	%	$	%	$	%	$
Organic change	2.1	$32.3	9.8	$67.1	6.2	$55.1	9.1	$281.7	9.8	$299.7	8.0	$735.9
Currency effects2)	(2.0)	(30.2)	(12.7)	(86.7)	(6.5)	(58.1)	(4.8)	(146.5)	(16.9)	(515.4)	(9.1)	(836.9)
Acquisitions/divestitures	—	—	—	—	—	—	1.0	30.1	—	—	0.3	30.1

Reported change	0.1	$2.1	(2.9)	$(19.6)	(0.3)	$(3.0)	5.3	$165.3	(7.1)	$(215.7)	(0.8)	$(70.9)

1) Rest of Asia. 2) Effects from currency translations.

RECONCILIATION OF “OPERATING WORKING CAPITAL” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2016	2015	2014
Total current assets	$4,140.9	$4,038.3	$4,136.2
Total current liabilities	(2,597.6)	(2,226.4)	(2,138.6)
Working capital	$1,543.3	$1,811.9	$1,997.6
Cash and cash equivalents	(1,226.7)	(1,333.5)	(1,529.0)
Short-term debt	219.8	39.6	79.6
Derivative (asset) and liability, current	(8.4)	2.4	(0.8)
Dividends payable	51.2	49.3	47.9

Operating working capital	$579.2	$569.7	$595.3

RECONCILIATION OF “NET DEBT” TO U.S. GAAP MEASURE

(DOLLARS IN MILLIONS)

DECEMBER 31	2016	2015	2014
Short-term debt	$219.8	$39.6	$79.6
Long-term debt	1,323.6	1,499.4	1,521.2
Total debt	$1,543.4	$1,539.0	$1,600.8
Cash and cash equivalents	(1,226.7)	(1,333.5)	(1,529.0)
Debt-related derivatives	(3.4)	(3.9)	(10.0)

Net debt	$313.3	$201.6	$61.8

OPERATING WORKING CAPITAL

Due to the need to optimize cash generation to create value for our shareholders, management focuses on operationally derived working capital as defined in the table to the left.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations’ management.

NET DEBT

As part of efficiently managing the Company’s overall cost of funds, we routinely enter into “debt-related derivatives” (DRD) as part of our debt management.

Creditors and credit rating agencies use net debt adjusted for DRD in their analyses of the Company’s debt and therefore we provide this non-U.S. GAAP measure. DRD are fair value adjustments to the carrying value of the underlying debt. Also included in the DRD is the unamortized fair value adjustment related to discontinued fair value hedges, which will be amortized over the remaining life of the debt. By adjusting for DRD, the total financial liability of net debt is disclosed without grossing debt up with currency or interest fair values.

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

RECONCILIATION OF ADJUSTED “OPERATING MARGIN” AND ADJUSTED “EPS”
	Full Year 2016			Full Year 2015			Full Year 2014
	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP	Non-U.S. GAAP	Adjustments1)	Reported U.S. GAAP
Operating margin, %	8.8	(0.4)	8.4	9.7	(1.8)	7.9	9.1	(1.3)	7.8
Earnings per share, diluted2)	$6.75	$(0.33)	$6.42	$6.65	$(1.48)	$5.17	$5.93	$(0.87)	$5.06

1) Capacity alignment and antitrust matters. 2) Assuming dilution and net of treasury shares.

Outlook for 2017

Mainly based on our customer call-offs, we expect organic sales for the first quarter of 2017 to grow by more than 3% compared to the same quarter of 2016.

Currency translations and M&A activities are expected to have a combined positive effect of around 2%, resulting in a consolidated sales growth of more than 5%. The adjusted operating margin, excluding costs for capacity alignments and antitrust related matters, is expected to be around 8%.

The expectation for the full year 2017 is for an organic sales growth of around 4%. Currency translations and M&A activities are expected to have a combined negative effect of around 2%, resulting in a consolidated sales increase of around 2%. The expectation for the full year adjusted operating margin is around 8.5%, excluding costs for capacity alignments and antitrust related matters. This includes costs related to strong mid-term consolidated sales growth.

Since 2015, Autoliv has agreements with several OEMs for replacement airbag inflators. Based on customer agreements and its own expectations, the Company currently expects deliveries of up to 30 million units during the period 2015 to 2018. This situation continues to evolve and estimates will be updated as necessary. We see potential for deliveries also beyond 2018.

The projected tax rate, excluding any discrete items, for the full year 2017, is expected to be around 32% and is subject to change due to any other discrete or nonrecurring events that may occur.

We expect the operational cash flow for the full year 2017 to remain strong and to be more than $0.8 billion excluding antitrust related matters and any other discrete items. Capital expenditures in support of our growth strategy are expected to be at the high end of the 5-6% of sales range for the full year. R,D&E investments, net are expected to be at the high end of the 6.5-7.0% range of sales for the full year.

Significant Legal Matters

The Company is subject to ongoing antitrust investigations by governmental authorities in several jurisdictions as well as related civil litigation. For further discussion of these antitrust matters and other legal proceedings see Item 3. Legal Proceedings in our Form 10-K for the year ended December 31, 2016 and Note 16 Contingent Liabilities to the Consolidated Financial Statements included herein.

Year Ended December 31, 2016 Versus 2015

			Components Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/Divestitures	Currency effects1)	Organic
Airbags and associated products2,3)	$5,256	4.4%	—	(1.7)%	6.1%
Seatbelts and associated products3)	2,665	2.5%	—	(2.9)%	5.4%
Passive Safety Electronics products	1,031	11.7%	—	(0.6)%	12.3%
Active Safety products	739	20.9%	5.7%	(0.9)%	16.1%
Brake Control Systems	383	100.0%	100.0%	—	—

Global	$10,074	9.9%	4.6%	(1.9)%	7.2%

			Components Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/Divestitures	Currency effects1)	Organic
Asia	$3,618	17.5%	8.7%	(1.0)%	9.8%
Whereof: China	1,766	15.9%	7.4%	(5.4)%	13.9%
Japan	950	42.2%	23.1%	11.7%	7.4%
Rest of Asia	902	1.8%	—	(2.8)%	4.6%
Americas	3,380	3.5%	4.6%	(3.5)%	2.4%
Europe	3,076	8.8%	—	(1.0)%	9.8%

Global	$10,074	9.9%	4.6%	(1.9)%	7.2%

1) Effects from currency translations. 2) Includes sales of steering wheels and inflators. 3) Including Corporate and other sales.

NET SALES

Consolidated sales increased to $10,074 million from $9,170 million in 2015. Excluding currency effects, the organic sales growth (non-U.S. GAAP measure, see page 41) was 7%. All regions of the Company showed organic sales growth (non-U.S. GAAP measure, see page 41) in 2016.

Sales of airbag products (including steering wheels) were favorably impacted by higher sales of inflatable curtains in Japan and Europe, and steering wheels, especially in Europe.

Sales of seatbelt products were particularly strong in Europe and China. The global trend towards more advanced and higher value-added seatbelt systems continued globally.

The growth in organic sales (non-U.S. GAAP measure, see page 41) for passive safety electronics products (mainly airbag control modules and remote sensing units) was due to growth across most regions, particularly in China.

The strong increase in sales of active safety products (automotive radars, night vision systems, cameras with driver assist systems and positioning systems) resulted from growth particularly for radar products in North America and camera and radar products in Europe, primarily as a result of Mercedes’ increased demand for driving assistance. Sales of camera systems to BMW also contributed.

Sales of brake control systems were in line with our expectations from the start of operations of ANBS in the beginning of the second quarter of 2016.

For the full year 2016, sales in Asia (China, Japan, RoA) represent 36% of total sales, the Americas 34% and Europe 30%. Sales continue to be balanced across the regions. Organic growth (non-U.S. GAAP measure, see page 41) was particularly strong in Europe, China, Japan and India.

Sales from Autoliv’s companies in China grew organically (non-U.S. GAAP measure, see page 41) by close to 14%, driven primarily by Asian OEMs and local OEMs, particularly Great Wall’s Haval models with high Autoliv content.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in Japan grew by more than 7%. The increase was primarily driven by models from Toyota and Nissan, partly offset by lower replacement inflator business.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in the RoA grew by close to 5%. This was primarily driven by strong organic sales growth in India and Thailand, partly offset by lower organic sales in South Korea.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in the Americas increased by more than 2%, with North America growing more than 2% and South America about 5%. Primary drivers were sales to Honda, Mercedes and Hyundai/Kia. Sales of replacement inflators also contributed.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in Europe grew by close to 10%. Models from Hyundai/Kia, Renault, Mercedes and FCA were the main growth contributors.

GROSS PROFIT

Gross profit for the full year 2016 increased by around $213 million, compared to the prior year, primarily as a result of the higher sales. Gross margin increased by 0.3pp compared to 2015, mainly as a result of higher organic sales, favorable currency effects and raw material savings, partially offset by costs related to investments for capacity and growth.

OPERATING INCOME

Operating income increased by close to $120 million to $848 million and the operating margin increased by 0.5pp to 8.4%. In 2015, the operating margin was negatively affected by high costs related to the ongoing capacity alignments and for settlements of antitrust related matters.

Excluding costs for capacity alignment and antitrust related matters (but including antitrust settlements) the adjusted operating margin (non-U.S. GAAP measure, see page 41) was 8.8% down from 9.7% compared to the prior year, mostly as a result of higher R,D&E, net, and other costs related to investments for capacity and growth as well as acquisition effects. This was partially offset by higher organic sales.

INTEREST EXPENSE, NET

Interest expense, net decreased by $5 million to $58 million compared to 2015. The decrease relates to less interest expense due to lower local debt and higher interest income on centrally held USD cash in 2016 compared to 2015. (see Note 12 to Consolidated Financial Statements included herein). In addition, during 2016, Autoliv had a net debt position of $335 million on average, compared to a net debt position of $232 million on average in 2015 (see Treasury Activities on page 48).

INCOME TAXES

Compared to the prior year, income before taxes increased by more than $128 million to $804 million, $8 million more than the increase in operating income. Income tax expense was $242 million compared to $218 million in 2015. The effective tax rate was 30.1% compared to 32.3% for the full year 2015. Discrete tax items, net, had an unfavorable impact of 0.6pp for the full year 2016 while discrete tax items, net, were not material for the full year 2015. See Note 4 to Consolidated Financial Statements included herein.

NET INCOME AND EARNINGS PER SHARE

Net income attributable to controlling interest amounted to $567 million compared to $457 million for the full year 2015.

EPS amounted to $6.42 assuming dilution compared to $5.17 for 2015. The EPS increase was positively affected by lower costs for capacity alignments and antitrust related matters of $1.15 and 25 cents from the effective tax rate. This was partly offset by 16 cents from currency translations.

The weighted average number of shares outstanding assuming dilution was unchanged at 88.4 million compared to the full year 2015.

Year Ended December 31, 2015 Versus 2014

			Components Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/Divestitures	Currency effects1)	Organic
Airbags and associated products2,3)	$5,036	0.3%	—	(8.6)%	8.9%
Seatbelts and associated products2)	2,599	(7.2)%	—	(10.4)%	3.2%
Passive Safety Electronics products	924	(0.9)%	—	(6.0)%	5.1%
Active Safety products	611	24.9%	6.1%	(11.7)%	30.5%

Global	$9,170	(0.8)%	0.3%	(9.1)%	8.0%

			Components Of Change In Net Sales
	Sales (MUSD)	Reported	Acquisitions/Divestitures	Currency effects1)	Organic
Asia	$3,077	(0.7)%	—	(5.7)%	5.0%
Whereof: China	1,524	0.1%	—	(2.0)%	2.1%
Japan	668	(2.9)%	—	(12.7)%	9.8%
Rest of Asia	885	(0.3)%	—	(6.5)%	6.2%
Americas	3,265	5.3%	1.0%	(4.8)%	9.1%
Europe	2,828	(7.1)%	—	(16.9)%	9.8%

Global	$9,170	(0.8)%	0.3%	(9.1)%	8.0%

1) Effects from currency translations. 2) Includes sales of steering wheels and inflators. 3) Including Corporate and other sales.

NET SALES

Consolidated sales decreased to $9,170 million from $9,240 million in 2014. Excluding currency effects, the organic sales growth (non-U.S. GAAP measure, see page 41) was 8%. All regions of the Company showed organic sales growth (non-U.S. GAAP measure, see page 41) in 2015.

Sales of airbag products (including steering wheels) were favorably impacted by higher sales of replacement inflators, inflatable curtains and steering wheels.

Sales of seatbelt products were particularly strong in Europe and North America. The global trend towards more advanced and higher value-added seatbelt systems continued globally.

Organic sales (non-U.S. GAAP measure, see page 41) for passive safety electronics products (mainly airbag control modules and remote sensing units) grew primarily from higher sales in China and South Korea.

The strong increase in sales of active safety products (automotive radars, night vision systems, cameras with driver assist systems, positioning systems and brake control systems) resulted particularly from higher sales of radar related products, primarily as a result of Mercedes’ increased demand for driver assistance products. Increased sales of vision systems to BMW also contributed.

For the full year 2015, sales in the Americas represent 35% of total sales, Asia (China, Japan, RoA) 34%, and Europe 31%. Sales continue to be balanced across the regions. Organic growth (non-U.S. GAAP measure, see page 41) was particularly strong in Europe, North America and Japan.

Sales from Autoliv’s companies in China grew organically (non-U.S. GAAP measure, see page 41) by more than 2%. This was the result of strong sales to certain local OEMs, partly mitigated by lower sales to certain global OEM’s.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in Japan grew by close to 10%. The growth was primarily driven by sales of replacement inflators. Strong sales of models from Toyota and Nissan also contributed.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in the RoA grew by more than 6%. The growth was driven by strong sales growth in India driven by models from Hyundai and in Thailand, primarily with models from Mitsubishi. A slight sales growth in South Korea was primarily the result of sales to models from Hyundai/Kia.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in the Americas increased by more than 9% and were positively impacted by sales growth to non-U.S. OEMs in North America, mainly models from Hyundai/Kia, Mercedes, and Honda. Sales of replacement inflators also contributed positively to the growth.

Organic sales (non-U.S. GAAP measure, see page 41) from Autoliv’s companies in Europe increased rapidly by close to 10%. Models from VW, Ford, Mercedes, Hyundai/Kia, Fiat-Chrysler and Renault were the strongest contributors to growth.

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

Excluding costs for capacity alignment and antitrust related matter (including antitrust settlements) the adjusted operating margin (non-U.S. GAAP measure, see page 41) was 9.7% up from 9.1% for the same period one year ago, mainly as a result of higher organic sales, favorable currency effects, positive product mix and raw material savings, partially offset by costs related to the investments for capacity and growth.

INTEREST EXPENSE, NET

Interest expense, net increased by $4 million to $62 million compared to 2014. The increase relates primarily to recent financing (see Note 12 to Consolidated Financial Statements included herein). In addition, during 2015, Autoliv had a net debt position of $232 million on average, compared to a net cash position of $260 million on average in 2014 (see Treasury Activities on page 48).

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

Cash provided by operating activities was $868 million in 2016, $751 million in 2015 and $713 million in 2014.

While management of cash and debt is important to the overall business, it is not part of the operational management’s day-to-day responsibilities. We therefore focus on operationally derived working capital and have set a policy that the operating working capital should not exceed 10% of the last 12-month net sales.

At December 31, 2016, operating working capital (non-U.S. GAAP measure see page 41) stood at $579 million corresponding to 5.7% of net sales compared to $570 million and 6.2%, respectively, at December 31, 2015. This ratio was reduced by 0.4pp in 2016 and by 1.0pp in 2015 by provisions for capacity alignment and other restructuring charges, and favorably impacted by 1.2pp and 1.4pp, respectively, from the sale of receivables and discounting of notes totaling $113 million in 2016 and $125 million in 2015 (see Treasury Activities on page 48).

Days receivables outstanding (see page 87 for definition) increased to 74 at December 31, 2016 from 73 days on December 31, 2015. Factoring agreements did not have any material effect on days receivables outstanding for 2016, 2015 or 2014.

Days inventory outstanding (definition on page 87) were 33 at December 31, 2016 unchanged from one year earlier.

CAPITAL EXPENDITURES

Cash generated by operating activities continued to sufficiently cover capital expenditures for property, plant and equipment.

Capital expenditures, gross were $507 million in 2016, $466 million in 2015 and $456 million in 2014, corresponding to 5.0%, 5.1% and 4.9% of net sales, respectively.

Capital expenditures, net amounted to $499 million and depreciation and amortization totaled $383 million in 2016 compared to $450 million and $319 million, respectively, for the full year 2015.

Capital expenditures for 2017 are expected to be at the high end of the 5-6% of sales range to support our growth strategy.

During 2016, investments in production capacity to support further growth, vertical integration and inflator replacement business continued. Major investments were mainly made in Europe, North America, China and Active Safety.

During 2015, major investments were made for the inflator replacement business, continued investments for growth in China, as well as investments in production lines related to new technologies and growth in Europe.

In 2014, major investments were made to increase manufacturing capacity of inflators in Asia and the U.S. Investments to increase inflator manufacturing capacity in Asia has primarily been in China.

Also, in China, large investments were made to increase manufacturing capacity for Airbag cushions. Large investments were also commenced to meet increased demand for manufacturing of electronic products in all regions. In addition, expansion of five facilities in Europe was commenced for manufacturing of seatbelt, webbing, cushion sewing and steering wheels to meet increased demand and to support the ongoing restructuring program.

BUSINESS COMBINATIONS, ACQUISITIONS AND DIVESTMENTS

Historically, the Company has made many acquisitions. Generally, we focus on two principal growth areas around our core business with the greatest potential, active safety systems and growth markets.

In March 2016, the Company acquired a 51% interest in the entities that formed Autoliv-Nissin Brake Systems (ANBS) for approximately $263 million in cash. ANBS designs, manufactures and sells products in the brake control and actuation systems business. Nissin Kogyo retained a 49% interest in the entities that formed ANBS. The Company has management and operational control of ANBS and consolidate the results of operation and balance sheet from ANBS. The transaction has been accounted for as a business combination. The recognized goodwill of $217.8 million reflects expected synergies from combining Autoliv’s global reach and customer base with Nissin Kogyo’s world leading expertise (including workforce) and technology in brake control and actuation systems. A significant portion of the goodwill is deductible for tax purposes (for more information, see Note 2, Business Combinations on page 66).

In August 2015 the Company acquired the “Automotive Solutions” business of M/A-COM Technology Solutions Holdings, Inc. (MACOM), which is a carve-out of the automotive business of MACOM, through the acquisition of all of the shares of M/A-COM Auto Solutions, Inc., for total consideration of approximately $138.5 million. The transaction has been accounted for as a business combination. The recognized goodwill of approximately $85 million mainly reflects the expected synergies from combining the Active Safety operations of the Company and the acquired “Automotive solutions” business from MACOM. The goodwill is expected to be fully deductible for tax purposes. From the date of acquisition through December 31, 2015, the MACOM business reported net sales of $30 million. No business combinations or acquisitions occurred in 2014.

FINANCING ACTIVITIES

In 2016 cash used in financing activities amounted to $200 million. In 2015, cash of $319 million was used for financing activities. In 2014 cash provided by financing activities amounted to $226 million. Gross debt increased by $4 million to $1,543 million at December 31, 2016 and decreased by $62 million to $1,539 million at December 31, 2015. There were no share repurchases made during 2016. In 2015, the Company repurchased common shares amounting to $104 million, see Note 13 to Consolidated Financial Statements included herein. Cash and cash equivalents decreased by $107 million to $1,227 million in 2016 and decreased by $195 million to $1,334 million in 2015.

The Company’s net debt (non-U.S. GAAP measure see page 41) position increased by $112 million to $313 million at December 31, 2016. During 2015, the net debt position increased by $140 million to a net debt position of $202 million at December 31, 2015.

FOREIGN EARNINGS

Substantially all of the Company’s non-U.S. earnings are permanently reinvested outside the U.S. The permanently reinvested earnings are, therefore, not planned to be repatriated to the U.S. and are not necessary to fund our U.S. operations or requirements. The U.S. companies have sufficient liquidity to finance all currently projected funding needs in the U.S. for the foreseeable future. Total cash and cash equivalents as of December 31, 2016 was $1.2 billion, whereof $0.5 billion was in the U.S.

INCOME TAXES

The Company has reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, the Company is undergoing tax audits covering multiple years in several tax jurisdictions. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company’s cash flows. See discussions of income taxes under Significant Accounting Policies on page 51 and Note 1 on page 62, also see Note 4 to Consolidated Financial Statements included herein.

PENSION ARRANGEMENTS

The Company has defined benefit pension plans covering nearly half of the U.S. employees. The Company froze participation in the U.S. plans to exclude employees hired after December 31, 2003. Many of the Company’s non-U.S. employees are also covered by pension arrangements.

At December 31, 2016, the Company’s pension liability (i.e. the actual funded status) for its U.S. and non-U.S. plans was $238 million compared to $197 million one year earlier. The plans had a net unamortized actuarial loss of $135 million recorded in Accumulated Other Comprehensive (Loss) Income in the Consolidated Statement of Equity at December 31, 2016, compared to $114 million at December 31, 2015. The amortization of this loss is expected to be $8 million in 2017.

The liability increase in 2016 of $41 million was mainly due to a decrease in the discount rate for many of the plans and the transfer of the defined benefit plan in Japan in connection with the acquisition of ANBS, partly offset by foreign currency translation effects of the non-U.S. plans. The liability decrease in 2015 of $36 million was mainly due to an increase in the discount rate for many of the plans and foreign currency translation effects of the non-U.S. plans, partly offset by updated salary scale assumption in the U.S. plans and changes in the Canadian dollar exchange rate.

Pension expense associated with the defined benefit plans was $28 million in 2016, $35 million in 2015 and $25 million in 2014 and is expected to be $32 million in 2017. The decrease in pension expense in 2016 of $7 million was mainly due to a prior year increase in discount rates. The increase in pension expense in 2015 of $10 million was mainly due to a prior year decrease in discount rates. In 2014 the decrease in pension expense by $15 million was mainly due to a prior year increase in the discount rate.

The Company contributed $17 million to its defined benefit plans in 2016, $16 million in 2015 and $16 million in 2014. The Company expects to contribute $15 million to these plans in 2017 and is currently projecting a yearly funding at approximately the same level in the subsequent years.

For further information about retirement plans see Note 18 to Consolidated Financial Statements included herein.

SHAREHOLDER RETURNS

Total cash dividends paid were $203 million in 2016, $196 million in 2015 and $195 million in 2014. The Company has raised the dividend from 50 cents per share in 2013 to 58 cents per share in 2016 (see following table). The Board of Directors has declared a dividend of 58 cents per share for the first quarter and 60 cents per share for the second quarter of 2017. The annualized dividend amount of $205 million, is based on 58 cents per share and the number of shares outstanding at December 31, 2016.

There were no share repurchases in 2016. During the first quarter in 2015, the Company repurchased 0.9 million shares for cash of $104 million, including commissions. During 2014, the Company repurchased 6.2 million shares for cash of $616 million, including commissions. In total, Autoliv has repurchased 43.1 million shares between May 2000 and December 2016 for cash of $2,341 million, including commissions. The maximum number of shares that are available to be purchased under the stock repurchase program at December 31, 2016 is 4.4 million. There is no expiration date for the share repurchase authorization in order to provide management flexibility in the Company’s share repurchases. For further information see Note 13 to the Consolidated Financial Statements included herein.

DIVIDENDS PAID	2013	2014	2015	2016	2017
1st Quarter	$0.50	$0.52	$0.54	$0.56	$0.58	1)
2nd Quarter	$0.50	$0.52	$0.56	$0.58	$0.60	1)
3rd Quarter	$0.50	$0.54	$0.56	$0.58
4th Quarter	$0.50	$0.54	$0.56	$0.58

1) Declared.

EQUITY

During 2016, total equity increased by 13.2% or $458 million to $3,926 million. This was mainly due to a net income of $562 million, $252 million from the recognition of a minority interest in ANBS and a $16 million effect from stock incentives. These effects were partly offset by $206 million for dividends, $156 million due to negative currency effects and $17 million due to pension liabilities.

During 2015, total equity increased by 0.8% or $26 million to $3,468 million. This was due to net income of $457 million, $35 million due to pension liabilities and a $29 million effect from stock incentives. Equity was reduced by $197 million due to dividends, $192 million due to negative currency effects and $104 million due to share repurchases.

IMPACT OF INFLATION [AND RAW MATERIAL PRICES]

Inflation has generally not had a significant impact on the Company’s financial position or results of operations. The impact of raw material prices in 2015 and 2016 was positive by $40 million and $33 million, respectively. For 2017, we currently expect an unfavorable impact of $31 million from increasing raw material prices.

Changes in most raw material prices affect the Company with a time lag, which is usually three to six months for most materials (see Component Costs on page 52).

In many growth markets, inflation is relatively high, especially labor inflation. We have managed to offset this negative effect mainly by labor productivity improvements. However, no assurance can be given that this will continue to be possible going forward.

PERSONNEL

During the past three years, total headcount (permanent employees and temporary personnel) has risen by 24% from the beginning of 2014 to 70,293 in 2016. This reflects the rebound in the cyclical automotive business as well as the combined effect of long-term growth of global LVP, strong demand for safer vehicles and Autoliv’s market share gains, which all drive the need for additional manufacturing personnel.

During 2016, headcount increased by 6,200 including impact from acquisitions by 1,733 people. During 2015, headcount increased by 4,000 including impact from acquisitions by 23 people. During 2014, headcount increased by 3,500, with no impact from acquisitions. Excluding acquisitions headcount increased by 7% during 2016, 7% during 2015 and 6% during 2014, which should be compared to increases in organic sales of 7%, 8% and 6% for the same years.

At the end of 2016, 75% of total headcount was in BCC compared to 72% at the beginning of 2014. Furthermore, 68% of total headcount at December 31, 2016 was direct workers in manufacturing compared to 72% at the beginning of 2014, while 13% of total headcount at December 31, 2016 were temporary employees, compared to 17% at the beginning of 2014.

Compensation to directors and executive officers is reported, as is customary for U.S. public companies, in Autoliv’s proxy statement, which will be available to shareholders in March 2017.

Treasury Activities

CREDIT ARRANGEMENTS

In July 2016, the Company refinanced its existing revolving credit facility (RCF) of $1,100 million. The facility is syndicated among 14 banks and matures in 2021. It also has two extension options where Autoliv can request the banks to extend the maturity to 2022 and 2023, respectively, on the first and second anniversaries of the loan facility, a so called 5+1+1 structure. The Company pays a commitment fee on the undrawn amount of 0.08%, representing 35% of the applicable margin, which is 0.225% (given the Company’s rating of “A-” from Standard & Poor’s at December 31, 2016). Borrowings under the facility are unsecured and bear interest based on the relevant LIBOR or IBOR rate. The commitment is available for general corporate purposes. Borrowings are repayable at any time and in their entirety at the expiration date.

At December 31, 2016, the Company’s unutilized long-term credit facilities were $1.1 billion, represented by the RCF. This facility is not subject to any financial covenants nor is any other substantial financing of Autoliv. The Company had a net debt position (non-U.S. GAAP measure, see page 41) at year end 2016 and 2015 of $313 million and $202 million, respectively.

In 2014, the Company issued and sold $1.25 billion of long-term debt securities in a U.S. Private Placement pursuant to a Note Purchase and Guaranty Agreement dated April 23, 2014, by and among Autoliv ASP Inc., the Company and the purchasers listed therein. See Note 12 to Consolidated Financial Statements included herein for additional information.

During 2016 and 2015, the Company sold receivables and discounted notes related to selected customers. These factoring arrangements increase cash while reducing accounts receivable and customer risks. At December 31, 2016, the Company had received $113 million for sold receivables without recourse and discounted notes with a discount of $2 million during the year, compared to $125 million at year end 2015 with a discount of $2 million recorded in Other non-operating items, net.

Autoliv has a long-term credit rating from Standard and Poor’s of A- which is in line with the Company’s objective of maintaining a strong investment grade rating.

NUMBER OF SHARES

At December 31, 2016, 88.2 million shares were outstanding (net of 14.6 million treasury shares), a 0.1% increase from 88.1 million one year earlier.

The number of shares outstanding is expected to increase by 0.7 million when all Restricted Stock Units (RSU) & Performance Shares (PSs) vest and if all stock options (SOs) to key employees are exercised, see Note 15 to Consolidated Financial Statements included herein.

For calculating earnings per share assuming dilution, Autoliv follows the Treasury Stock Method.

There were no share repurchases made during 2016. The maximum number of shares that may yet be purchased under the stock repurchase program amount to 4.4 million shares at December 31, 2016. In total, Autoliv has repurchased 43.1 million shares between May 2000 and December 2016 for cash of $2,341 million, including commissions. The average cost per share for all repurchased shares to date is $54.36. Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the repurchase program in order to provide management flexibility in the Company’s share repurchases.

Contractual Obligations and Commitments

AGGREGATE CONTRACTUAL OBLIGATIONS1) (DOLLARS IN MILLIONS)	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD2)	$1,540	$219	$268	$286	$767
Fixed-interest obligations including DRD2)	369	56	95	78	140
Operating lease obligations	133	40	52	26	15
Pension contribution requirements3)	15	15	—	—	—
Other non-current liabilities reflected on the balance sheet	48	—	3	28	17

Total	$2,105	$330	$418	$418	$939

1) Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions. 2) Debt-Related Derivatives (DRD), see Note 12 to the Consolidated Financial Statements included herein. 3) Expected contributions for funded and unfunded defined benefit plans exclude payments beyond 2017.

Contractual obligations include debt, lease and purchase obligations that are enforceable and legally binding on the Company. Non-controlling interest and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10 to Consolidated Financial Statements included herein.

Debt obligations including Debt-Related Derivatives (DRD): For material contractual provisions, see Note 12 to Consolidated Financial Statements included herein. The debt obligations include capital lease obligations, which mainly relate to property and plants in Japan and China, as well as the impact of revaluation to fair value.

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2016, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

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

In 2017, the expected contribution to all plans, including direct payments to retirees, is $15 million, of which the major contribution is $7 million for our U.S. pension plans. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements, and therefore the above excludes payments beyond 2017. We may elect to make contributions in excess of the minimum funding requirements for the U.S. plans in response to investment performance and changes in interest rates, or when we believe that it is financially advantageous to do so and based on other capital requirements.

Excluded from the above are expected contributions of less than $1 million due in 2017 with respect to our other post-employment benefit (OPEB) plans, which represent the expected benefit payments to participants as costs are incurred. See Note 18 to Consolidated Financial Statements included herein.

Other non-current liabilities reflected on the balance sheet: These consist mainly of local governmental liabilities and an earn-out payment in connection with the acquisition of the automotive business of MACOM (see Note 2).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Significant Accounting Policies and Critical Accounting Estimates

NEW ACCOUNTING PRONOUNCEMENTS

The Company has considered all applicable recently issued accounting guidance. The Company has summarized in Note 1 to the Consolidated Financial Statements each of the recently issued accounting pronouncements and stated the impact or whether management is continuing to assess the impact. See page 64 for additional information.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein. Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a Company’s management. Actual results could differ from these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, and management’s evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. The Company considers an accounting estimate to be critical if:

•	It requires management to make assumptions about matters that were uncertain at the time of the estimate, and

•	Changes in the estimate or different estimates that could have been selected would have had a material impact on our financial condition or results of operations.

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

ACCOUNTS RECEIVABLE ALLOWANCE

Establishing valuation allowances for doubtful accounts requires the use of estimates and judgment in regard to the risk exposure and ultimate realization. The allowance for doubtful accounts is established based upon analysis of trade receivables for known collectability issues, including bankruptcies, and aging of receivables at the end of each period. Changes to the Company’s assumptions could materially affect our recorded allowance.

BUSINESS COMBINATIONS

In accordance with accounting guidance for the provisions in FASB ASC 805, Business Combinations, the Company allocates the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. In addition, an acquisition may include a contingent consideration component, such as our acquisition agreement for MACOM during 2015. The fair value of the contingent consideration is estimated as of the date of the acquisition and is recorded as part of the purchase price. Each quarter this contingent consideration is re-measured using the discounted cash flow method.

The Company uses all available information to estimate fair values. The Company has engaged outside appraisal firms to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. The Company adjusts the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as the Company obtains more information regarding asset valuations and liabilities assumed.

The Company’s purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Other estimates used in determining fair value include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions, actuarial assumptions for benefit plans and appropriate discount rates. The Company estimates the fair value based upon assumptions believed to be reasonable, but that are inherently uncertain, and therefore, may not be realized. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially.

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

GOODWILL AND INTANGIBLES

The Company performs an annual impairment review of goodwill in the fourth quarter of each year following the Company’s annual forecasting process. Management uses its judgment to determine the Company’s reporting units for goodwill impairment testing. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. Estimating the fair value requires the Company to make judgments about appropriate discount rates, growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. If the fair value of the reporting unit is less than its carrying amount, an entity must perform a second step to measure the amount of the impairment loss, if any. The second step requires a reporting unit to compare its implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the reporting unit would recognize an impairment loss for that excess.

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2014-2016.

The Company reviews indefinite-lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate the assets might be impaired. Similar to the goodwill impairment test described above, the Company performs a quantitative impairment test by comparing the estimated fair of the asset, based upon its forecasted cash flows, to its carrying value. Other intangible assets with definite lives are amortized over their useful lives and are subject to impairment testing only if events or circumstances indicate that the asset might be impaired, as described above.

RECALL PROVISIONS AND WARRANTY OBLIGATIONS

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the defective part. In some cases portions of the product recall costs are reimbursed by an insurance company. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. It is possible that changes in our assumptions or future product recall issues could materially affect our financial position, results of operations or cash flows.

Estimating warranty obligations requires the Company to forecast the resolution of existing claims and expected future claims on products sold. The Company bases the estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers. These estimates are re-evaluated on an ongoing basis. Actual warranty obligations could differ from the amounts estimated requiring adjustments to existing reserves in future periods. Due to the uncertainty and potential volatility of the factors contributing to developing these estimates, changes in our assumptions could materially affect our results of operations.

RESTRUCTURING PROVISIONS

The Company defines restructuring expense to include costs directly associated with capacity alignment programs, plus exit or disposal activities. Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a time frame such that significant changes to the exit plan are not likely.

Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated.

DEFINED BENEFIT PENSION PLANS

The Company has defined benefit pension plans in thirteen countries. The most significant plans exist in the U.S. These plans represent 58% of the Company’s total pension benefit obligation.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2016 pension expense were a discount rate of 4.50%, expected rate of increase in compensation levels of 2.65%, and an expected long-term rate of return on plan assets of 7.08%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2016 were a discount rate of 4.15% and an expected age-based rate of increase in compensation levels of 2.65%. The discount rate for the U.S. plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local markets. At December 31, 2016, 56% of the U.S. plan assets were invested in equities, which is in line with the target of 55%.

The table below illustrates the sensitivity of the U.S. net periodic benefit cost and projected U.S. benefit obligation to a 1pp change in the discount rate, decrease in return on plan assets and increase in compensation levels for the U.S. plans (in millions). The use of actuarial assumptions is an area of management’s estimate.

Assumption (in millions)	Change	2017 net periodic benefit cost increase (decrease)	2016 projected benefit obligation increase (decrease)
Discount rate	1pp increase	$(6)	$(60)
	1pp decrease	$7	$78
Compensation levels	1pp increase	$4	$28
Return on plan assets	1pp decrease	$2	n/a

INCOME TAXES

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions.

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

A loss contingency is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

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

Global LVP is an indicator of the Company’s sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company’s sales are split over several hundred contracts covering approximately 1,300 vehicle models which generally moderates the effect of changes in vehicle demand of individual countries and regions or stops in production, due to, for instance, natural disasters. The risk in fluctuating sales has also been mitigated by Autoliv’s rapid expansion in Asia and other growth markets, which has reduced the Company’s former high dependence on Europe from more than 50% of sales to a diversified mix with Europe, the Americas and Asia each accounting for roughly one third of 2016 sales.

It is also the Company’s strategy to reduce this risk in fluctuating sales by using a high number of temporary employees instead of permanent employees in direct production. During 2014-2016, the level of temporary employees in relation to total headcount in direct production was 19%, 18% and 15% respectively. The main reason for the decline is changes to legislation in countries where we have a large number of production employees.

However, when there is a dramatic reduction in the production of vehicle models supplied by the Company such as occurred during the financial crisis in 2008 and 2009 and during 2012 when Western European LVP declined by 8% followed by a flat development in 2013, it takes time to reduce the level of permanent employees and even longer to reduce fixed production capacity. As a result, our sales and margins could drop significantly and materially impact earnings and cash flow. Therefore, it is our strategy to have a strong financial position and high level of manufacturing in Best Cost Countries where more flexible labor-intensive production lines can be used than highly automated lines with fixed costs in High-Cost Countries.

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

COMPONENT COSTS

Changes in these component costs and raw material prices could have a major impact on margins, since the cost of direct materials was approximately 54.2% of sales in 2016. Autoliv does not generally buy raw materials, but rather purchases manufactured components (such as stamped steel parts and sewn airbag cushions). In spite of this, raw material price changes in Autoliv’s supply chain could have a major impact on its profitability since approximately 50% of the Company’s component costs (corresponding to 27% of net sales) are comprised of raw materials. The remaining 50% are value added by the supply chain.

Currently, 32% of the raw material cost (or 9% of net sales) is based on steel prices; 28% on oil based prices (i.e. nylon, polyester and engineering plastics) (or 8% of net sales); 20% on electronic components, such as circuit boards (or 5% of net sales); and 8% on non-ferrous metals (2% of net sales).

Changes in most raw material prices affect the Company with a time lag. This lag used to be six to twelve months, but is now more often three to six months. For non-ferrous metals like aluminum and zinc, we have quarterly and sometimes monthly price adjustments.

The Company’s strategy is to offset price increases on cost of materials by taking several actions such as re-design of products to reduce material content (as well as weight), material standardization to globally available raw materials, consolidating volumes to fewer suppliers and moving components sourcing to BCC’s. However, should these actions not be sufficient to offset component price increases, our earnings could be materially impacted.

LEGAL

The Company is involved from time to time in regulatory, commercial and contractual legal proceedings that may be significant, and the Company’s business may suffer as a result of adverse outcomes of current or future legal proceedings. These claims may include, without limitation, commercial or contractual disputes, including disputes with the Company’s suppliers and customers, intellectual property matters, regulatory matters and governmental investigations, personal injury claims, product liability claims, environmental issues, tax and customs matters, and employment matters.

The Company is currently subject to ongoing antitrust investigations by governmental authorities in several jurisdictions, as well as related civil litigation alleging anti-competitive conduct. In addition, management believes that additional antitrust authorities are evaluating whether to commence investigations. Such legal proceedings, including regulatory actions and government investigations, may seek recovery of very large indeterminate amounts or limit the Company’s operations, and the possibility that such proceedings may arise and their magnitude may remain unknown for substantial periods of time.

A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on the Company’s business, operating results, financial condition, cash flows and reputation.

No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company’s profitability and consolidated financial position or that reserves or insurance will mitigate such impact. See Note 16 to the Consolidated Financial Statements included herein and Item 3 – “Legal Proceedings” in our Form 10-K for the year ended December 31, 2016.

PRODUCT WARRANTY AND RECALLS

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected or are defective. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected or is defective, we may face warranty and recall claims. If such (actual or alleged) failure or defect results, or is alleged to result, in bodily injury and/or property damage, we may also face product liability and other claims. The Company may experience material warranty, recall or product (or other) liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. Government safety regulators also have policies and practices with respect to recalls. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis. Any one or more quality, warranty or other recall issue(s) including the ones affecting few units and/or having a small financial impact may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company’s operations, such as a temporary or prolonged suspension of new orders or the Company’s ability to bid for new business.

In addition, over time, there is a risk that the number of vehicles affected by a failure or defect will increase significantly (as would the Company’s costs), since our products more frequently use global designs and are increasingly based on or utilize the same or similar parts, components or solutions.

Although quality has always been a central focus in the automotive industry, especially for safety products, automobile manufacturers and regulators have become increasingly attentive to quality with even less tolerance for any deviations, which has resulted in an increase in the number of automotive recalls. This trend is likely to continue as automobile manufacturers introduce even stricter quality requirements and regulating agencies and other authorities increase the level of scrutiny given to vehicle safety issues. The Company is not immune to recall issues. However, the Company is focused on being the quality leader.

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

The Company’s strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy (see page 14 in the Annual Report). In addition, the Company carries insurance for potential recall and product liability claims at coverage levels that management believes are generally sufficient to cover the risks based on the Company’s prior claims experience. However, such insurance may not be sufficient to cover every possible claim that can arise in the Company’s businesses, now or in the future, or may not always will be available should the Company, now or in the future, wish to extend, renew, increase or otherwise adjust such insurance. Management’s decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

ENVIRONMENTAL

Most of the Company’s manufacturing processes consist of the assembly of components. As a result, the environmental impact from the Company’s plants is generally modest. While the Company’s businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. Therefore, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. To reduce environmental risk, the Company has implemented an environmental management system in all plants globally and has adopted an environmental policy (see corporate website www.autoliv.com).

Autoliv is subject to a number of environmental and occupational health and safety laws and regulations. Such requirements are complex and are generally becoming more stringent over time. There can be no assurance that these requirements will not change in the future, or that we will at all times be in compliance with all such requirements and regulations, despite our intention to be. The Company may also find itself subject, possibly due to changes in legislation or other regulation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired. Such liability could be based on activities which are not related to the Company’s current activities.

Strategic Risks

REGULATIONS

In addition to vehicle production, the Company’s market is driven by the safety content per vehicle, which is affected by new regulations and new vehicle rating programs, in addition to consumer demand for new safety technologies.

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. In 2007, the U.S. adopted new regulations for side-impact protection which now have been fully phased-in. China introduced a vehicle rating program in 2006, and Latin America introduced a similar program in 2010. The United States upgraded its vehicle rating program in 2010 and Europe completed an upgrade of its EuroNCAP rating system in 2012 and has initiated a further upgrade, which will be fully implemented by 2017. There are also other plans for improved automotive safety, both in these countries and many other countries that could affect the Company’s market.

However, there can be no assurance that changes in regulations will not adversely affect the demand for the Company’s products or, at least, result in a slower increase in the demand for them.

DEPENDENCE ON CUSTOMERS

In 2016 the five largest vehicle manufacturers accounted for 52% of global LVP and the ten largest manufacturers for 72%.

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power.

In 2016, the Company’s five largest customers accounted for 48% of revenues and the ten largest customers for 79% of revenues. For a list of the largest customers, see Note 19 to the Consolidated Financial Statements included herein on page 84 in the Annual Report.

Our largest customer contract accounted for around 2% of sales in 2016.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform) and although the customer base has become more balanced and diversified as a result of Autoliv’s significant expansion in China and other rapidly-growing markets, the loss of all business from a major customer (whether by a cancellation of existing contracts or not awarding Autoliv new business), the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on the Company. In addition, a quality issue, shortcomings in our service to a customer or un-competitive prices or products could result in the customer not awarding us new business, which will gradually have a negative impact on our sales when current contracts start to expire.

CUSTOMER PAYMENT RISK

Another risk related to our customers is the risk that one or more of our customers will be unable to pay their invoices that become due. We seek to limit this customer payment risk by invoicing our major customers through their local subsidiaries in each country, even for global contracts. We are thus trying to avoid having the receivables with a multinational customer group exposed to the risk that a bankruptcy or similar event in one country would put all receivables with such customer group at risk. In each country, we also monitor invoices becoming overdue.

Even so, if a major customer is unable to fulfill its payment obligations, it is likely that we would be forced to record a substantial loss on such receivables.

DEPENDENCE ON SUPPLIERS

Autoliv, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. In some cases, customers require that the suppliers are qualified and approved by them. Autoliv’s supplier consolidation program seeks to reduce costs but increases our dependence on the remaining suppliers. As a result, the Company is dependent, in several instances, on a single supplier for a specific component. However, this dependence is mitigated by the fact that we seldom are applying a specific manufacturing technology. Consequently, we can often change suppliers, albeit with some costs and time for validation and customer approval.

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

NEW COMPETITION

The market for occupant restraint systems has undergone a significant consolidation during the past ten years and Autoliv has strengthened its position in the passive safety market.

However, in the future, the most attractive growth opportunities may be in the active safety systems markets, which include and are likely to include other and often larger companies than Autoliv’s traditional competitors. Additionally, there is no guarantee our customers will adopt our new products or technologies.

Autoliv intends to reduce the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active safety.

PATENTS AND PROPRIETARY TECHNOLOGY

The Company’s strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2016, the Company held close to 6,700 patents. These patents expire on various dates during the period from 2017 to 2036. The expiration of any single patent is not expected to have a material adverse effect on the Company’s financial results.

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

The Company’s gross transaction exposure for 2016 was approximately $3.0 billion. A part of the currency flows had counter-flows in the same currency pair, which reduced the net exposure to approximately $1.9 billion. The four largest net exposures, were the sale of U.S. dollars against the Mexican Peso (approximately 14% of total net exposure), buy of U.S. dollars against Korean Won (approximately 13% of total net exposure), sale of Euros against the Swedish Krona (approximately 8% of total net exposure) and the purchase of Euros against the U.S. dollars (approximately 7% of total net exposure). Together these currencies accounted for approximately 42% of the Company’s net currency transaction exposure.

Since the Company can only effectively hedge these currency flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of around 40 different currency pairs with exposures in excess of $1 million each. Autoliv does not hedge these flows. However, for some purchase components from external suppliers, the Company has chosen to hedge a limited volume.

2. Translation Exposure in the Income Statement and Balance Sheet

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company’s most significant currency is the Euro. We estimate that 30% of the Company’s net sales will be denominated in Euro or other European currencies during 2017, while approximately a quarter of net sales is estimated to be denominated in U.S. dollars.

The Company estimates that a 1% increase in the value of the U.S. dollar versus European currencies will decrease reported U.S. dollar annual net sales in 2017 by $31 million or by 0.3% while operating income for 2017 will decline by approximately 0.3% or by about $2 million, assuming reported corporate average margin.

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

Given the Company’s current capital structure, we estimate that a one-percentage point interest rate increase would reduce net interest expense by approximately $11 million, both in 2017 and 2018. This is based on the capital structure at the end of 2016 when the gross fixed-rate debt was $1,465 million while the Company had a net debt position of $313 million (non-U.S. GAAP measure, see page 41 in the Annual Report).

Fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is the $1.25 billion U.S. private placement notes issued in 2014, the remaining $165 million U.S. private placement notes issued in 2007, and the EIB note issued in December 2012 of SEK 350 million ($38 million equivalent), see Note 12 to the Consolidated Financial Statements included herein.

REFINANCING RISK

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

Autoliv’s refinancing risk policy requires the Company to maintain long-term facilities with an average maturity of at least three years (drawn or undrawn) corresponding to 150% of total net debt (non-U.S. GAAP measure, see page 41 in the Annual Report). Meeting this policy can be achieved by raising long-term debt or debt commitments or by using cash flow to repay debt.

The Company was in a net cash position during December 2011 until September 30, 2014. At December 31, 2015, the Company was in a net debt position of $202 million (non-U.S. GAAP measure, see page 41 in the Annual Report). At December 31, 2016 the Company was in a net debt position of $313 million (non-U.S. GAAP measure, see page 41 in the Annual Report). The Company has undrawn long-term debt facilities of $1.1 billion at the end of 2016 with an average remaining life of 4.5 years. Furthermore, the Company has no significant financing with financial covenants (i.e. performance related restrictions).

DEBT LIMITATION POLICY

To manage the inherent risks and cyclicality in Autoliv’s business, the Company maintains a relatively conservative financial leverage.

Autoliv’s debt limitation policy is to maintain a financial leverage commensurate with a “strong investment grade credit rating” and our long-term target is to have a leverage ratio (non-U.S. GAAP measure, see page 41 in the Annual Report) of around 1 time and to be within the range of 0.5 to 1.5 times.

The Company had a long-term credit rating from Standard & Poor’s of A-, as of December 31, 2016, which is in line with the Company’s objective of maintaining a strong investment grade rating.

Management uses the non-U.S. GAAP measure “Leverage Ratio” to analyze the amount of debt the Company can incur under its debt policy. Management believes that this policy also provides guidance to credit and equity investors regarding the extent to which the Company would be prepared to leverage its operations. At December 31, 2016, the leverage ratio (non-U.S. GAAP measure, see page 41 in the Annual Report) was 0.4 times. For details and calculation of leverage ratio, refer to the table below.

CALCULATION OF LEVERAGE RATIO (DOLLARS IN MILLIONS)

	December 31 2016	December 31 2015
Net debt1)	$313.3	$201.6
Pension liabilities	237.5	197.0
Debt per the Policy	$550.8	$398.6
Income before income taxes	$803.8	$675.7
Plus: Interest expense, net2)	57.9	62.4
Depreciation and amortization of intangibles3)	383.0	319.1
EBITDA per the Policy	$1,244.7	$1,057.2
Leverage ratio	0.4	0.4

1) Net debt is short- and long-term debt and debt-related derivatives less cash and cash equivalents (non-U.S. GAAP measure, see page 41 in the Annual Report). 2) Interest expense, net is interest expense including cost for extinguishment of debt, if any, less interest income. 3) Including impairment write-offs, if any.

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

In order to further reduce credit risk, deposits and financial instruments can only be entered into with core banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA rated money market funds as approved by the Company’s Board of Directors. At year-end 2016, the Company was compliant with this policy and held $525 million in AAA rated money market funds.

IMPAIRMENT RISK

Impairment risk refers to the risk that the Company will write down a material amount of its goodwill of close to $1.9 billion. This risk is assessed, at least, annually in the fourth quarter each year when the Company performs an impairment test based on its reporting units.

The discounted cash flow method is used for determining the fair value of these reporting units. The Company also compares the market value of its equity to the value derived from the discounted cash flow method. However, due to the combined effects of the cyclicality in the automotive industry and the volatility of stock markets, this method is only used as a supplement.

The Company has concluded that presently none of its reporting units are “at risk” of failing the goodwill impairment test. However, there can be no assurance that goodwill will not be impaired due to future significant declines in LVP, due to our technologies or products becoming obsolete or for any other reason. We could also acquire companies where goodwill could turn out to be less resilient to deteriorations in external conditions. See also discussion under Goodwill and Intangible Assets in Note 1 to the Consolidated Financial Statements included herein.

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

Management assessed the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2016. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework).

Based on our assessment, we believe that, as of December 31, 2016, the Company’s internal control over financial reporting is effective.

On March 31, 2016, the Company acquired a 51% ownership interest in a joint venture called Autoliv-Nissin Brake Systems (ANBS). The scope of management’s assessment described above did not include ANBS’s internal control over financial reporting. ANBS constituted 8% and 13% of total and net assets, respectively, as of December 31, 2016 and 4% and (3)% of revenues and net income, respectively, for the year ended December 31, 2016. This exclusion is in accordance with the SEC’s general guidance that a recently acquired business may be omitted from the scope of the assessment in the year of acquisition.

The Company’s independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included herein, see page 86 in the Annual Report.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

“Safe Harbor Statement”

This Annual Report contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Autoliv, Inc. or its management believes or anticipates may occur in the future. All forward-looking statements including without limitation, statements regarding the expected consummation of the joint venture with Volvo Cars, management’s examination of historical operating trends and data, as well as estimates of future sales, operating margin, cash flow, effective tax rate or other future operating performance or financial results, are based upon our current expectations, various assumptions and/or data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements.

In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “may,” “likely,” “might,” “would,” “should,” “could,” or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in light vehicle production; fluctuation in vehicle production schedules for which the Company is a supplier; changes in general industry and market conditions or regional growth decline; changes in and the successful execution of our capacity alignment, restructuring and cost reduction initiatives discussed herein and the market reaction thereto; loss of business from increased competition; higher raw material, fuel and energy costs; changes in consumer and customer preferences for end products; customer losses; changes in regulatory conditions; customer bankruptcies; consolidations or restructuring; or divestiture of customer brands; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; component shortages; market acceptance of our new products; costs or difficulties related to the integration of any new or acquired businesses and technologies; continued uncertainty in pricing negotiations with customers; successful integration of acquisitions and operations of joint ventures; our ability to be awarded new business; product liability, warranty and recall claims and investigations and other litigation and customer reactions thereto (including the resolution of the ongoing Toyota Recall (see Note 16)); higher expenses for our pension and other postretirement benefits, including higher funding needed for our pension plans; work stoppages or other labor issues; possible adverse results of pending or future litigation; our ability to protect our intellectual property rights or infringement claims; negative impacts of antitrust investigations or other governmental investigations and associated litigation relating to the conduct of our business; tax assessments by governmental authorities and changes in our effective tax rate; dependence on key personnel; legislative or regulatory changes impacting or limiting our business; political conditions; dependence on and relationships with customers and suppliers; and other risks and uncertainties identified in Item 1A “Risk Factors” in our Form 10-K for the year ended December 31, 2016 and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any forward-looking statements in light of new information or future events, except as required by law.

Consolidated Statements of Net Income

		Years ended December 31
(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		2016	2015	2014
Net sales	Note 19	$10,073.6	$9,169.6	$9,240.5
Cost of sales		(8,016.6)	(7,325.5)	(7,436.7)

Gross profit		2,057.0	1,844.1	1,803.8

Selling, general and administrative expenses		(476.1)	(411.5)	(414.9)
Research, development and engineering expenses, net		(651.0)	(523.8)	(535.6)
Amortization of intangibles	Note 9	(43.7)	(19.6)	(16.0)
Other expense, net	Notes 10, 16	(38.5)	(161.4)	(114.7)

Operating income		847.7	727.8	722.6

Income from equity method investments		2.6	4.7	6.9
Interest income		4.5	2.7	4.8
Interest expense	Note 12	(62.4)	(65.1)	(63.4)
Other non-operating items, net		11.4	5.6	(3.9)

Income before income taxes		803.8	675.7	667.0

Income tax expense	Note 4	(242.2)	(218.2)	(198.0)

Net income		$561.6	$457.5	$469.0

Less: Net (loss) income attributable to non-controlling interest		(5.5)	0.7	1.2

Net income attributable to controlling interest		$567.1	$456.8	$467.8

Earnings per common share
- basic		$6.43	$5.18	$5.08
- assuming dilution		$6.42	$5.17	$5.06

Weighted average number of shares
- basic		88.2	88.2	92.1
- assuming dilution		88.4	88.4	92.4

Cash dividend per share—declared		$2.32	$2.24	$2.14
Cash dividend per share—paid		$2.30	$2.22	$2.12

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Years ended December 31
(DOLLARS IN MILLIONS)	2016	2015	2014
Net income	$561.6	$457.5	$469.0
Other comprehensive (loss) income before tax:
Change in cumulative translation adjustment	(156.3)	(191.5)	(204.9)
Net change in cash flow hedges	7.9	0.2	—
Net change in unrealized components of defined benefit plans	(24.6)	49.3	(71.0)
Other comprehensive (loss) income, before tax	(173.0)	(142.0)	(275.9)
Benefit (cost) for taxes related to defined benefit plans	7.6	(14.3)	22.0
Other comprehensive (loss) income, net of tax	(165.4)	(156.3)	(253.9)
Comprehensive income	396.2	301.2	215.1
Less: Comprehensive (loss) income attributable to non-controlling interest	(13.9)	0.1	0.8
Comprehensive income attributable to controlling interest	$410.1	$301.1	$214.3

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

		At December 31
(DOLLARS AND SHARES IN MILLIONS)		2016	2015
Assets
Cash and cash equivalents		$1,226.7	$1,333.5
Receivables, net	Note 5	1,960.1	1,787.6
Inventories, net	Note 6	773.4	711.4
Income tax receivables		36.0	33.4
Prepaid expenses		136.0	99.6
Other current assets		8.7	72.8

Total current assets		4,140.9	4,038.3

Property, plant and equipment, net	Note 8	1,658.1	1,437.1
Investments and other non-current assets	Note 7	352.2	255.8
Goodwill	Note 9	1,870.7	1,666.3
Intangible assets, net	Note 9	212.5	128.0

Total assets		$8,234.4	$7,525.5

Liabilities and equity
Short-term debt	Note 12	$219.8	$39.6
Accounts payable		1,196.5	1,169.6
Accrued expenses	Notes 10, 11	921.0	755.6
Income tax payable		81.6	71.1
Other current liabilities		178.7	190.5

Total current liabilities		2,597.6	2,226.4

Long-term debt	Note 12	1,323.6	1,499.4
Pension liability	Note 18	237.5	197.0
Other non-current liabilities		149.3	134.6

Total non-current liabilities		1,710.4	1,831.0

Commitments and contingencies	Notes 16, 17

Common stock1)		102.8	102.8
Additional paid-in capital		1,329.3	1,329.3
Retained earnings		3,861.8	3,499.4
Accumulated other comprehensive loss		(565.5)	(408.5)
Treasury stock (14.6 and 14.7 shares, respectively)		(1,051.2)	(1,067.4)

Total controlling interest’s equity		3,677.2	3,455.6

Non-controlling interest		249.2	12.5

Total equity	Note 13	3,926.4	3,468.1

Total liabilities and equity		$8,234.4	$7,525.5

1)	Number of shares: 350 million authorized, 102.8 million issued for both years, and 88.2 and 88.1 million outstanding, net of treasury shares, for 2016 and 2015, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Years ended December 31
(DOLLARS IN MILLIONS)		2016	2015	2014
Operating activities
Net income		$561.6	$457.5	$469.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		383.0	319.1	305.4
Deferred income taxes		(24.8)	(24.1)	(0.8)
Undistributed income from equity method investments, net of dividends		1.0	(0.4)	(3.4)
Net change in:
Receivables and other assets, gross		(292.3)	(173.0)	(143.1)
Inventories, gross		(72.6)	(92.7)	(69.8)
Accounts payable and accrued expenses		271.2	230.4	106.9
Income taxes		15.9	9.2	3.3
Other, net		25.4	24.5	45.2

Net cash provided by operating activities		868.4	750.5	712.7

Investing activities
Expenditures for property, plant and equipment		(506.8)	(465.8)	(456.0)
Proceeds from sale of property, plant and equipment		8.2	16.2	2.6
Acquisition of intangible assets		(1.1)	(24.9)	(1.4)
Acquisition of businesses and interest in affiliates, net of cash acquired	Note 14	(226.3)	(103.1)	—
Net proceeds from divestitures	Note 14	—	—	2.4
Other		—	(13.5)	(0.6)

Net cash used in investing activities		(726.0)	(591.1)	(453.0)

Financing activities
Net decrease in short-term debt		(2.7)	(29.0)	(252.7)
Issuance of long-term debt		—	—	1,263.0
Repayments and other changes in long-term debt		—	(12.2)	(1.2)
Dividends paid to non-controlling interest		(1.7)	—	(4.9)
Dividends paid		(202.8)	(195.7)	(194.9)
Shares repurchased		—	(104.4)	(616.0)
Common stock options exercised	Note 15	5.9	20.3	32.5
Capital contribution from non-controlling interest		—	1.6	—
Other, net		1.1	0.5	0.5

Net cash (used in) provided by financing activities		(200.2)	(318.9)	226.3

Effect of exchange rate changes on cash and cash equivalents		(49.0)	(36.0)	(75.3)

(Decrease) / Increase in cash and cash equivalents		(106.8)	(195.5)	410.7
Cash and cash equivalents at beginning of year		1,333.5	1,529.0	1,118.3

Cash and cash equivalents at end of year		$1,226.7	$1,333.5	$1,529.0

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other com- prehensive (loss) income	Treasury stock	Total parent shareholders’ equity	Non- controlling interest	Total equity1)
Balance at December 31, 2013	102.8	$102.8	$1,329.3	$2,965.9	$0.5	$(417.2)	$3,981.3	$19.1	$4,000.4

Comprehensive Income:
Net income				467.8			467.8	1.2	469.0
Foreign currency translation					(204.5)		(204.5)	(0.4)	(204.9)
Pension liability					(49.0)		(49.0)		(49.0)

Total Comprehensive Income							214.3	0.8	215.1

Stock-based compensation						41.2	41.2		41.2
Cash dividends declared				(193.7)			(193.7)		(193.7)
Repurchased shares						(616.0)	(616.0)		(616.0)
Dividends paid to non-controlling interest on subsidiary shares								(4.9)	(4.9)

Balance at December 31, 2014	102.8	$102.8	$1,329.3	$3,240.0	$(253.0)	$(992.0)	$3,427.1	$15.0	$3,442.1

Comprehensive Income
Net income				456.8			456.8	0.7	457.5
Net change in cash flow hedges					0.2		0.2		0.2
Foreign currency translation					(190.9)		(190.9)	(0.6)	(191.5)
Pension liability					35.0		35.0		35.0

Total Comprehensive Income							301.1	0.1	301.2

Stock-based compensation						29.0	29.0		29.0
Cash dividends declared				(197.2)			(197.2)		(197.2)
Repurchased shares						(104.4)	(104.4)		(104.4)
Investment in subsidiary by non-controlling interest								1.6	1.6
Purchase of subsidiary shares from non-controlling interest				(0.2)	0.2		0.0	(4.2)	(4.2)

Balance at December 31, 2015	102.8	$102.8	$1,329.3	$3,499.4	$(408.5)	$(1,067.4)	$3,455.6	$12.5	$3,468.1

Comprehensive Income
Net income				567.1			567.1	(5.5)	561.6
Net change in cash flow hedges					7.9		7.9		7.9
Foreign currency translation					(147.7)		(147.7)	(8.6)	(156.3)
Pension liability					(17.2)		(17.2)	0.2	(17.0)

Total Comprehensive Income							410.1	(13.9)	396.2

Stock-based compensation						16.2	16.2		16.2
Cash dividends declared				(204.7)			(204.7)	(1.7)	(206.4)
Repurchased shares
Investment in subsidiary by non-controlling interest								252.3	252.3

Balance at December 31, 2016	102.8	$102.8	$1,329.3	$3,861.8	$(565.5)	$(1,051.2)	$3,677.2	$249.2	$3,926.4

1)	See Note 13 for further details – includes tax effects where applicable.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NATURE OF OPERATIONS

Through its operating subsidiaries, Autoliv is a supplier of automotive safety systems with a broad range of product offerings, including modules and components for passenger and driver airbags, side airbags, curtain airbags, seatbelts, steering wheels, passive safety electronics, brake control systems and active safety systems such as night vision, radar, camera vision systems and position related technologies. Autoliv is also a supplier of anti-whiplash systems, pedestrian protection systems and child seats.

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

BUSINESS COMBINATIONS

Transactions in which the Company obtains control of a business are accounted for according to the acquisition method as described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. The assets acquired and liabilities assumed are recognized and measured at their fair values as of the date control is obtained. Acquisition related costs in connection with a business combination are expensed as incurred. Contingent consideration is recognized and measured at fair value at the acquisition date and until paid is re-measured on a recurring basis. It is classified as a liability based on appropriate GAAP.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. The accounting estimates that require management’s most significant judgments include the estimation of retroactive price adjustments, estimations associated with purchase price allocations regarding business combinations, valuation of stock based payments, assessment of recoverability of goodwill and intangible assets, estimation of pension benefit obligations based on actuarial assumptions, estimation of accruals for warranty and product liabilities, restructuring charges, uncertain tax positions, valuation allowances and legal proceedings. Actual results could differ from those estimates.

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

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the specific criteria for capitalization of customer funded tooling are met or the criteria for capitalization as Property, Plant & Equipment (P,P&E) for tools owned by the Company are fulfilled. Depreciation on the Company’s own tooling is recognized in the Consolidated Statements of Net Income as Cost of sales.

STOCK BASED COMPENSATION

The compensation costs for all of the Company’s stock-based compensation awards are determined based on the fair value method as defined in ASC 718, Compensation—Stock Compensation. The Company records the compensation expense for awards under the Stock Incentive Plan, including Restricted Stock Units (RSUs), Performance Shares (PSs) and stock options (SOs), over the respective vesting period. For further details, see Note 15.

INCOME TAXES

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. In certain circumstances, payments or refunds may extend beyond twelve months, in such cases amounts would be classified as non-current taxes payable or refundable. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. A valuation allowance is recognized if, based on the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. Evaluation of the realizability of deferred tax assets is subject to significant judgment requiring careful consideration of all facts and circumstances. Starting 2016 the Company classified deferred tax assets and liabilities non-current in the Consolidated Balance Sheets to reflect the adoption of ASU 2015-17. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

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

EARNINGS PER SHARE

The Company calculates basic earnings per share (EPS) by dividing net income attributable to controlling interest by the weighted-average number of common shares outstanding for the period (net of treasury shares). When it would not be antidilutive (such as during periods of net loss), the diluted EPS also reflects the potential dilution that could occur if common stock were issued for awards under the Stock Incentive Plan. For further details, see Note 15.

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

INVENTORIES

The cost of inventories is computed according to the first-in, first-out method (FIFO). Cost includes the cost of materials, direct labor and the applicable share of manufacturing overhead. Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with the market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in-process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Man-agement uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

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

There were no impairments of goodwill from 2014 through 2016.

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

TRANSLATION OF NON-U.S. SUBSIDIARIES

The balance sheets of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates.

The statement of operations of these subsidiaries is translated into U.S. dollars using the average exchange rates for the year. Translation differences are reflected in equity as a component of OCI.

RECEIVABLES AND LIABILITIES IN NON-FUNCTIONAL CURRENCIES

Receivables and liabilities not denominated in functional currencies are converted at year-end exchange rates. Net transaction gains/(losses), reflected in the Consolidated Statements of Net Income amounted to $(3.0) million in 2016, $(11.0) million in 2015 and $(3.8) million in 2014, and are recorded in operating income if they relate to operational receivables and liabilities or are recorded in other non-operating items, net if they relate to financial receivables and liabilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued Accounting Standards Update (ASU) 2017-04, Intangibles – Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment, which simplifies how an entity is required to test goodwill for impairment by eliminating step 2 from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Instead, entities should perform annual or interim goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the excess of carrying amount over the fair value of the respective reporting unit. The amendments in ASU 2017-04 are effective for public business entities for annual or interim goodwill impairment tests in annual periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company plans to early adopt ASU 2017-04 effective January 1, 2017. As this standard is prospective in nature, the impact to our financial statements by not performing step 2 to measure the amount of any potential goodwill impairment will depend on various factors. However, the elimination of step 2 will reduce the complexity and cost of the subsequent measurement of goodwill.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business, which provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The amendments in ASU 2017-01 are effective for public business entities for annual periods beginning after December 15, 2017, and interim periods within those periods. ASU 2017-01 should be applied prospectively. Early adoption is allowed. The Company plans to early adopt ASU 2017-01 effective January 1, 2017 for new transactions that have not been reported in financial statements that have been issued or made available for issuance. As this standard is prospective in nature, the impact to our financial statements will depend on the nature of our future acquisitions.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments, which provides guidance on reducing the diversity in practice on eight cash flow classification issues and how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in ASU 2016-15 are effective for public business entities for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the annual year that includes that interim period. The amendments in ASU 2016-15 should be applied using a retrospective transition method to each period presented. The Company plans to early adopt ASU 2016-15 effective January 1, 2017. The adoption of ASU 2016-15 is not expected to have a material impact for any period presented.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets held and requires enhanced disclosures regarding significant estimates and judgments used in estimating credit losses. ASU 2016-13 is effective for public business entities for annual periods beginning after December 15, 2019, and earlier adoption is permitted for annual periods beginning after December 15, 2018. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718), which simplifies the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in ASU 2016-09 are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted. Amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement should be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement and the practical expedient for estimating expected term should be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statement of cash flows using either a prospective transition method or a retrospective transition method. The Company adopted ASU 2016-09 effective January 1, 2017 and has elected to recognize forfeitures as they occur. The adoption of ASU 2016-09 is not expected to have a material impact on the consolidated financial statements for any period presented.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 affects any entity that enters into a lease, with some specified scope exceptions. For public business entities, the amendments in ASU 2016-02 are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Early application is permitted for all entities. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements, which will require right of use assets and lease liabilities be recorded in the consolidated balance sheet for operating leases.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), which simplifies the presentation of deferred income taxes. The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position and apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in ASU 2015-17. For public business entities, the amendments in ASU 2015-17 are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in ASU 2015-17 may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company early adopted ASU 2015-17 prospectively in its interim reporting for March 31, 2016. The impact of the change on the consolidated balance sheet was approximately $70 million reclassified from current deferred tax assets to non-current deferred tax assets and approximately $20 million reclassified from current deferred tax liabilities to non-current deferred tax liabilities.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016 and should be applied prospectively. The adoption of ASU 2015-11 is not expected to have a material impact for any periods presented.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in ASU 2015-03. For public business entities, the amendments in ASU 2015-03 were effective for interim and annual periods beginning after December 15, 2015, and is to be applied retrospectively. The Company adopted ASU 2015-03 in its interim reporting for March 31, 2016. The effect of the change on the consolidated balance sheet as of March 31, 2016 was $1.7 million reclassified from debt issuance cost asset to the debt liability. Prior period information was not retrospectively adjusted as the effects of the adoption of ASU 2015-03 were not material to those periods.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. In 2016 the FASB issued accounting standard updates to address implementation issues and to clarify guidance on identifying performance obligations, licenses and determining if a company is a principal or an agent. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be receive in exchange for those goods or services. In addition, ASU 2014-09 requires certain additional disclosure around the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company intends to adopt ASU 2014-09 in the annual period beginning January 1, 2018. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company intends to apply the modified retrospective transition method. The Company is currently evaluating the impact of this standard on its operations, consolidated financial statements and footnote disclosures. The Company’s implementation process has included the identification of a dedicated lead project manager as well as a cross-functional project steering committee responsible for assessing the impact that the new standard will have on the Company’s accounting, financial statement presentation and disclosure for contracts with customers. The implementation team is finalizing its assessment phase of the project. This phase of the project has included the identification of the key revenue streams and the comparison of historical accounting policies and practices to the requirements of the new standard by revenue stream. The assessment has resulted in the identification of potential accounting differences that may arise from the application of the new standard. The implementation team has also made substantial progress in the contract review phase of the project which includes identifying the population of contracts for a deeper analysis of the potential accounting impacts due to the new standard for individual contracts. The implementation team has also begun the process of identifying changes to business processes, systems and controls to support recognition, presentation and disclosure under the new standard. The Company anticipates that the adoption of ASU 2014-09 will primarily impact the timing of revenue recognition for certain production parts contracts and will result in some changes to revenue related disclosures and financial statement presentation. For certain contracts, the production parts are highly customized products with no alternative use and the Company has an enforceable right to payment (with a reasonable margin) for performance completed to date. As a result, for these contracts, the Company will recognize revenue over time as the parts are being produced against firm orders received from the customer. Consistent with current treatment, shipping and handling costs associated with outbound shipments, after control of the product has transferred to a customer, will be accounted for as a fulfillment cost and included in cost of sales. In addition, certain payments made to customers in connection with future contracts may be deferred and amortized over future periods. The Company is continuing to assess the impact the new standard.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to current year presentation.

2. Business Combinations

Business combinations generally take place to either gain key technology or strengthen Autoliv’s position in a certain geographical area or with a certain customer.

Autoliv-Nissin Brake Systems

On March 31, 2016, the Company acquired a 51% interest in the entities that formed Autoliv-Nissin Brake Systems (ANBS) for approximately $263 million in cash. ANBS designs, manufactures and sells products in the brake control and actuation systems business. Nissin Kogyo retained a 49% interest in the entities that formed ANBS. The Company has management and operational control of ANBS and has consolidated the results of operation and balance sheet from ANBS from the date of the acquisition forward. The transaction was accounted for as a business combination.

The acquisition combines Nissin Kogyo’s world leading expertise and technology in brake control and actuation systems with Autoliv’s global reach and customer base to create a global competitive offering in the growing global brake control systems market. ANBS will also further strengthen the Company’s role as a leading system supplier of products and systems for autonomous driving vehicles. ANBS is included in the Electronics segment. From the date of the acquisition through December 31, 2016, the ANBS business reported net sales of $391 million and a net loss attributable to controlling interest of $7.3 million. The net loss attributable to the non-controlling interest was $7.0 million. The operating loss from the date of the acquisition through December 31, 2016 included $0.9 million of purchase accounting inventory fair value step-up adjustments in cost of sales upon the sale of acquired inventory. The total purchase accounting inventory fair value step-up adjustments included in the balance sheet at the acquisition date were $0.9 million.

Total ANBS acquisition related costs were approximately $3.5 million for the year ended December 31, 2015 and approximately $2.0 million for the year ended December 31, 2016. These costs were reflected in Selling, general and administrative expenses in the Consolidated Statements of Net Income.

The proforma effects of this acquisition would not materially impact the Company’s reported results for any period presented.

The preliminary acquisition date fair value of the consideration transferred for the Company’s 51% interest in the entities that formed ANBS was $262.5 million in a cash transaction.

The following table summarizes the preliminary fair values, including measurement period adjustments, of identifiable assets acquired and liabilities assumed as of March 31, 2016 (in millions):

Fair value
Assets:
Cash and cash equivalents	$37.7
Receivables	1.5
Inventories	33.0
Other current assets	8.0
Property, plant and equipment	138.4
Other non-current assets	0.3
Intangibles	129.0
Goodwill	217.8
Total assets	$565.7

Fair value
Liabilities:
Account payable	$6.0
Other current liabilities	23.1
Pension liabilities	9.1
Other non-current liabilities	12.7
Total liabilities	$50.9
Net assets acquired	$514.8
Less: Non-controlling interest	(252.3)
Controlling interest	$262.5

Acquired Intangibles primarily consists of the fair value of customer contracts of $64.9 million and certain technology of $64.1 million. The customer contracts will be amortized straight-line over 7 years and the technology will be amortized straight-line over 10 years.

The recognized goodwill of $217.8 million reflects expected synergies from combining Autoliv’s global reach and customer base with Nissin Kogyo’s world leading expertise (including workforce) and technology in brake control and actuation systems. A significant portion of the goodwill is deductible for tax purposes.

The fair values recognized for the acquired intangibles and goodwill are preliminary pending finalization of the valuation process.

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

The acquisition related costs were immaterial and were accounted for as Selling, general and administrative expenses in the Consolidated Statements of Net Income.

The pro forma effects of this acquisition would not materially impact the Company’s reported results for any period presented.

The fair value of acquired accounts receivable, net was determined to be $11.5 million as of the acquisition date. The gross contractual amounts receivable of $12.2 million included $0.7 million that was not expected to be collected.

The acquisition date fair value of the total consideration transferred is presented in the table below (in millions):

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

The following table summarizes the recognized fair values of identifiable assets acquired and liabilities assumed as of August 17, 2015 (in millions):

Amounts recognized as of acquisition date	Fair value
Assets:
Receivables	$11.5
Inventories	6.0
Other current assets	0.1
Property, plant and equipment	0.1
Intangibles	44.2
Goodwill	84.5
Total assets	$146.4
Liabilities:
Accounts payable	$7.6
Accrued expenses	0.3
Total liabilities	$7.9
Net assets acquired	$138.5

Acquired Intangibles consisted of the fair value of a customer contract of $37.2 million and certain technology and intellectual property of $7.0 million. The remaining useful life of the customer contract at acquisition was 4 years and will be amortized on an accelerated method that corresponds with the relative value of the expected cash flows during the remaining life of the contract. The technology and intellectual property will be amortized straight-line over 7.5 years.

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

The Company uses derivative financial instruments, “derivatives”, as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The Company’s use of derivatives is in accordance with the strategies contained in the Company’s overall financial policy. The derivatives outstanding at December 31, 2016 were foreign exchange swaps and forward contracts. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond six months. The forward contracts are designated as cash flow hedges of certain external purchases. All derivatives are recognized in the consolidated financial statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the Consolidated Statements of Net Income along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of OCI and reclassified into the Consolidated Statements of Net Income when the hedge transaction affects net earnings. The Company uses the forward rate with respect to the measurement of changes in fair value of cash flow hedges when revaluing foreign exchange forward contracts. There were no material reclassifications from OCI to the Consolidated Statements of Net Income during 2016 and 2015. Any ineffectiveness in 2016 and 2015 was not material.

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

The Company’s derivatives are classified as Level 2 of the fair value hierarchy and there were no transfers between the levels during this or comparable periods.

The tables on the next page present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and December 31, 2015. The carrying value is the same as the fair value as these instruments are recognized in the consolidated financial statements at fair value. Although the Company is party to close-out netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2016 and December 31, 2015 have been presented on a gross basis. The amounts subject to netting agreements that the Company choose not to offset are presented later in this note. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted.

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS

The derivatives designated as hedging instruments outstanding at December 31, 2016 are foreign exchange forward contracts, classified as cash flow hedges. For 2016, the cumulative gains and losses recognized in OCI on the cash flow hedges are a gain of $9.1 million (net of taxes). For 2016, the gains and losses reclassified from OCI and recognized in the Consolidated Statements of Net Income are a gain of $1.2 million (net of taxes). Any ineffectiveness in 2016 was not material. The derivatives designated as hedging instruments outstanding at December 31, 2015 were foreign exchange forward contracts, classified as cash flow hedges. For 2015, the cumulative gains and losses recognized in OCI on the cash flow hedges were a gain of $0.6 million (net of taxes). For 2015, the gains and losses reclassified from OCI and recognized in the Consolidated Statements of Net Income were a gain of $0.4 million (net of taxes). Any ineffectiveness in 2015 was not material.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

Derivatives, not designated as hedging instruments, relate to economic hedges and are marked to market with all amounts recognized in the Consolidated Statements of Net Income. The derivatives not designated as hedging instruments outstanding at December 31, 2016 are foreign exchange swaps. During the first quarter of 2016, the Company entered into foreign exchange option contracts to hedge foreign exchange risk related to the ANBS acquisition. These foreign exchange option contracts matured during the first quarter of 2016 and are no longer outstanding. For 2016, the gains and losses recognized in other non-operating items, net are a gain of $1.3 million for derivative instruments not designated as hedging instruments. The derivatives not designated as hedging instruments outstanding at December 31, 2015 were foreign exchange swaps. For 2015, the Company recognized a loss of $3.3 million in other non-operating items, net for derivative instruments not designated as hedging instruments. For 2016 and 2015, the gains and losses recognized as interest expense were immaterial.

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

For 2016 and 2015, the Company did not record any material impairment charges on its long-lived assets.

	DECEMBER 31, 2016						DECEMBER 31, 2015
			Fair Value Measurements						Fair Value Measurements
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS1)	Nominal volume		Derivative asset (Other current/ non-current assets)		Derivative liability (Other current / non-current liabilities)		Nominal volume		Derivative asset (Other current /non-current assets)		Derivative liability (Other current / non-current liabilities)
Foreign exchange forward contracts, less than 1 year (cash flow hedge)	$74.0		$7.6		$0.3		$58.0		$0.2		$0.2
Foreign exchange forward contracts, less than 2 years (cash flow hedge)	10.8		0.0		0.2		11.3		0.0		0.1

TOTAL	$84.8		$7.6		$0.5		$69.3		$0.2		$0.3

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS
Foreign exchange swaps, less than 6 months	$251.8	2)	$1.1	3)	$0.1	4)	$482.4	5)	$2.5	6)	$5.1	7)

TOTAL	$251.8		$1.1		$0.1		$482.4		$2.5		$5.1

1)	There is no netting since there are no offsetting contracts.
2)	Net nominal amount after deducting for offsetting swaps under ISDA agreements is $226.5 million.
3)	Net amount after deducting for offsetting swaps under ISDA agreements is $1.1 million.
4)	Net amount after deducting for offsetting swaps under ISDA agreements is $0.0 million.
5)	Net nominal amount after deducting for offsetting swaps under ISDA agreements is $435.8 million.
6)	Net amount after deducting for offsetting swaps under ISDA agreements is $2.4 million.
7)	Net amount after deducting for offsetting swaps under ISDA agreements is $4.9 million.

	DECEMBER 31, 2016 CARRYING VALUE1)	DECEMBER 31, 2016 FAIR VALUE	DECEMBER 31, 2015 CARRYING VALUE1)	DECEMBER 31, 2015 FAIR VALUE
LONG-TERM DEBT
U.S. Private placement	$1,312.4	$1,360.0	$1,421.5	$1,472.6
Medium-term notes	0.0	0.0	77.8	79.6
Other long-term debt	11.2	11.2	0.1	0.1

TOTAL	$1,323.6	$1,371.2	$1,499.4	$1,552.3

SHORT-TERM DEBT
Overdrafts and other short-term debt	$39.7	$39.7	$39.4	$39.4
Short-term portion of long-term debt	180.1	185.6	0.2	0.2

TOTAL	$219.8	$225.3	$39.6	$39.6

1)	Debt as reported in balance sheet.

4. Income Taxes

INCOME BEFORE INCOME TAXES	2016	2015	2014
U.S.	$132.4	$143.8	$59.5
Non-U.S.	671.4	531.9	607.5

Total	$803.8	$675.7	$667.0

PROVISION FOR INCOME TAXES	2016	2015	2014
Current
U.S. federal	$53.9	$68.9	$32.2
Non-U.S.	209.1	169.2	166.2
U.S. state and local	3.5	4.2	0.4
Deferred
U.S. federal	(8.3)	(9.3)	(3.2)
Non-U.S.	(15.6)	(13.7)	2.9
U.S. state and local	(0.4)	(1.1)	(0.5)

Total income tax expense	$242.2	$218.2	$198.0

EFFECTIVE INCOME TAX RATE	2016	2015	2014
U.S. federal income tax rate	35.0%	35.0%	35.0%
Foreign tax rate variances	(7.7)	(8.1)	(8.5)
Tax credits	(3.7)	(4.3)	(4.9)
Change in Valuation Allowances	1.3	0.1	0.6
Current year losses with no benefit	2.1	4.1	5.9
Net operating loss carry-forwards	(2.3)	(0.5)	(0.0)
Changes in tax reserves	0.5	1.4	(0.1)
U.S. Expense Allocation	2.0	2.7	2.1
Earnings of equity investments	(0.1)	(0.2)	(0.4)
Withholding taxes	2.8	1.2	0.6
State taxes, net of federal benefit	0.2	0.3	0.0
Other, net	(0.0)	0.6	(0.6)

Effective income tax rate	30.1%	32.3%	29.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2016, the Company had net operating loss carryforwards (NOL’s) of approximately $332 million, of which approximately $268 million have no expiration date. The remaining losses expire on various dates through 2029. The Company also has $79 million of U.S. Foreign Tax Credit carry forwards, which begin to expire in 2021 and $3 million of non-U.S. Foreign Tax Credit carryforwards which begin to expire in 2021.

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

The foreign tax rate variance reflects the fact that approximately two-thirds of the Company’s non-U.S. pre-tax income is generated by business operations located in tax jurisdictions where the tax rate is between 20-30%. The tax rate from quarter to quarter and from year to year is also impacted by the mix of earnings and tax rates in various jurisdictions compared to the same periods or prior years.

The Company has reserves for income taxes that may become payable in future periods as a result of tax audits. These reserves represent the Company’s best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. The Company files income tax returns in the United States federal jurisdiction, and various states and non-U.S. jurisdictions.

At any given time, the Company is undergoing tax audits in several tax jurisdictions, covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2014. With few exceptions, the Company is no longer subject to income tax examination by U.S. state or local tax authorities or by non-U.S. tax authorities for years before 2009. The Company is undergoing tax audits in several non-U.S. jurisdictions and several U.S. state jurisdictions, covering multiple years. As of December 31, 2016, as a result of those tax examinations, the Company is not aware of any proposed income tax adjustments that would have a material impact on the Company’s financial statements, however, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of December 31, 2015, the Company had recorded $28.3 million for unrecognized tax benefits related to prior years, including $5.7 million of accrued interest and penalties. During 2016, the Company recorded a net increase of $2.0 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years. The Company had $6.9 million accrued for the payment of interest and penalties as of December 31, 2016. Of the total unrecognized tax benefits of $30.3 million recorded at December 31, 2016, $7.9 million is classified as current income tax payable, and $22.4 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Consolidated Balance Sheets. Substantially all of these reserves would impact the effective tax rate if released into income. The following table summarizes the activity related to the Company’s unrecognized tax benefits:

UNRECOGNIZED TAX BENEFITS	2016	2015	2014
Unrecognized tax benefits at beginning of year	$25.2	$21.5	$22.7
Increases as a result of tax positions taken during a prior period	4.5	2.5	0.6
Decreases as a result of tax positions taken during a prior period	(0.2)	(0.1)	(0.0)
Increases as a result of tax positions taken during the current period	5.8	5.7	3.1
Decreases as a result of tax positions taken during the current period	(1.7)	0.0	0.0
Decreases relating to settlements with taxing authorities	(1.3)	(0.7)	(2.4)
Decreases resulting from the lapse of the applicable statute of limitations	(3.5)	(2.0)	(1.2)
Translation Difference	(1.6)	(1.7)	(1.3)

Total unrecognized tax benefits at end of year	$27.2	$25.2	$21.5

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities were as follows.

DEFERRED TAXES DECEMBER 31	2016	2015	2014
Assets
Provisions	$110.8	$90.6	$90.6
Costs capitalized for tax	19.1	21.3	12.0
Property, plant and equipment	14.8	15.5	18.9
Retirement Plans	66.8	60.8	73.6
Tax receivables, principally NOL’s	222.1	192.8	166.2
Deferred tax assets before allowances	$433.6	$381.0	$361.3
Valuation allowances	(210.0)	(177.7)	(150.1)

Total	$223.6	$203.3	$211.2

Liabilities
Acquired intangibles	$(12.2)	$(18.4)	$(22.0)
Statutory tax allowances	(0.0)	(0.6)	(0.7)
Insurance deposit	(0.0)	(3.3)	(5.0)
Distribution taxes	(29.4)	(29.8)	(34.0)
Other	(4.9)	(2.9)	(2.6)

Total	$(46.5)	$(55.0)	$(64.3)

Net deferred tax asset	$177.1	$148.3	$146.9

The following table summarizes the activity related to the Company’s valuation allowances:

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS DECEMBER 31	2016	2015	2014
Allowances at beginning of year	$177.7	$150.1	$115.5
Benefits reserved current year	43.5	53.7	55.2
Benefits recognized current year	(13.8)	(5.2)	(0.7)
Write-offs and other changes	(0.5)	(0.2)	(3.0)
Translation difference	3.1	(20.7)	(16.9)

Allowances at end of year	$210.0	$177.7	$150.1

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

5. Receivables

DECEMBER 31	2016	2015	2014
Receivables	$1,967.9	$1,793.7	$1,713.2
Allowance at beginning of year	$(6.1)	$(6.9)	$(4.6)
Reversal of allowance	0.9	1.3	0.9
Addition to allowance	(3.7)	(1.9)	(4.1)
Write-off against allowance	0.5	0.8	0.6
Translation difference	0.6	0.6	0.3

Allowance at end of year	$(7.8)	$(6.1)	$(6.9)

Total receivables, net of allowance	$1,960.1	$1,787.6	$1,706.3

6. Inventories

DECEMBER 31	2016	2015	2014
Raw material	$378.2	$339.9	$312.2
Work in progress	256.7	243.4	240.6
Finished products	240.0	217.9	206.0

Inventories	$874.9	$801.2	$758.8
Inventory reserve at beginning of year	$(89.8)	$(83.3)	$(87.8)
Reversal of reserve	3.9	4.3	5.1
Addition to reserve	(26.5)	(22.2)	(10.9)
Write-off against reserve	8.1	5.0	4.0
Translation difference	2.8	6.4	6.3

Inventory reserve at end of year	$(101.5)	$(89.8)	$(83.3)

Total inventories, net of reserve	$773.4	$711.4	$675.5

7. Investments and Other Non-current Assets

DECEMBER 31	2016	2015
Equity method investments	$18.5	$22.9
Deferred tax assets	234.1	141.0
Income tax receivables	44.7	50.9
Other non-current assets	54.9	41.0

Investments and other non-current assets	$352.2	$255.8

As of December 31, 2016, the Company had one equity method investment. The Company has an ownership of 49% in Autoliv-Hirotako Safety Sdn, Bhd (parent and subsidiaries) in Malaysia which it currently does not control, but in which it exercises significant influence over operations and financial position. This investment is accounted for under the equity method, which means that a proportional share of the equity method investment’s net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Net Income, the proportional share of the net income (loss) is reported as Income from equity method investments.

In 2016, Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd., in which the Company owned 30%, was divested. The loss in connection with the divestment was immaterial.

8. Property, Plant and Equipment

DECEMBER 31	2016	2015	Estimated life
Land and land improvements	$122.4	$106.6	n/a to 15
Machinery and equipment	3,385.4	3,179.7	3-8
Buildings	792.4	765.9	20-40
Construction in progress	341.0	284.6	n/a

Property, plant and equipment	$4,641.2	$4,336.8
Less accumulated depreciation	(2,983.1)	(2,899.7)

Net of depreciation	$1,658.1	$1,437.1

DEPRECIATION INCLUDED IN	2016	2015	2014
Cost of sales	$299.6	$268.8	$258.7
Selling, general and administrative expenses	9.5	7.3	8.0
Research, development and engineering expenses, net	30.2	23.3	22.7

Total	$339.3	$299.4	$289.4

No significant fixed asset impairments were recognized during 2016, 2015 or 2014.

The net book value of machinery and equipment and buildings and land under capital lease contracts was $15.2 million and $1.1 million as of December 31, 2016 and December 31, 2015, respectively.

9. Goodwill and Intangible Assets

GOODWILL	Total	Passive Safety Segment	Electronics Segment
Carrying amount at January 1, 2015	$1,594.0	$1,400.5	$193.5
Acquisition	84.5	—	84.5
Translation differences	(12.2)	(12.2)	—
Carrying amount at December 31, 2015	$1,666.3	$1,388.3	$278.0
Acquisition	217.8	—	217.8
Translation differences	(13.4)	(7.7)	(5.7)

Carrying amount at December 31, 2016	$1,870.7	$1,380.6	$490.1

The Company changed its segment reporting effective as of January 1, 2015. Goodwill of $185.7 million has been re-allocated from Passive Safety to Electronics based on relative fair values determined using a discounted cash flow method. The goodwill recognized in 2015 of $84.5 million is related to the M/A-COM acquisition and goodwill recognized in 2016 of $217.8 million is related to the ANBS acquisition (see Note 2). Approximately $1.2 billion of the Passive Safety goodwill is associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

AMORTIZABLE INTANGIBLES	2016	2015
Gross carrying amount	$618.2	$484.9
Accumulated amortization	(405.7)	(356.9)
Carrying value	$212.5	$128.0

No significant impairments were recognized during 2016, 2015 or 2014.

At December 31, 2016 intangible assets subject to amortization mainly relate to acquired technology and contractual relationships. Of the carrying value of $212.5 million at December 31, 2016, $126 million was related to the technology asset category and $73 million was related to the contractual relationships asset category. Of the carrying value of $128 million at December 31, 2015, $83 million was related to the technology asset category and $32 million was related to the contractual relationships asset category.

Amortization expense related to intangible assets was $43.7 million, $19.6 million and $16.0 million in 2016, 2015 and 2014, respectively. Estimated future amortization expense is (in millions): 2017: $43.6; 2018: $40.2; 2019: $37.0; 2020: $34.1 and 2021: $32.9.

10. Restructuring and Other Liabilities

RESTRUCTURING

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under its existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. Restructuring activities relates mainly to the Passive Safety segment. The changes in the employee-related reserves have been charged against Other income (expense), net in the Consolidated Statements of Net Income.

2016

In 2016, the employee-related restructuring provisions, made on a case-by-case basis, and cash payments related mainly to headcount reductions in high-cost countries in Europe and Korea. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2015 to December 31, 2016.

	December 31 2015	Provision/ Charge	Provision/ Reversal	Cash payments	Translation difference	December 31 2016
Restructuring employee-related	$87.7	$26.2	$(2.8)	$(73.0)	$(1.0)	$37.1
Other	0.2	0.5	(0.0)	(0.0)	(0.3)	0.4

Total reserve	$87.9	$26.7	$(2.8)	$(73.0)	$(1.3)	$37.5

2015

In 2015, the employee-related restructuring provisions, made on a case-by-case basis, and cash payments related mainly to headcount reductions in high-cost countries in Europe. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2014 to December 31, 2015.

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

11. Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company’s products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues. For further information, see Note 16.

The Company records liabilities for product related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

The increase in reserve in 2016 was mainly due to recall related issues, whereof the majority of which is covered by insurance. For 2015 and 2014 the increases were split between warranty and recall related issues. Cash payments in 2016 were mainly warranty related, while 2015 and 2014 were split between warranty and recall related issues. The table below summarizes the change in the balance sheet position of the product related liabilities.

DECEMBER 31	2016	2015	2014
Reserve at beginning of the year	$60.8	$51.3	$36.4
Change in reserve	91.4	37.9	37.9
Cash payments	(30.6)	(26.5)	(20.9)
Translation difference	(1.5)	(1.9)	(2.1)

Reserve at end of the year	$120.1	$60.8	$51.3

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

SHORT-TERM DEBT

As of December 31, 2016, total short-term debt including short-term portion of long-term loans was $219 million, including DRD. The short-term portion of long-term loans was $180 million and was represented by $105 million of US private placement notes which carry fixed interest rates of 5.4% which will mature in November 2017. In addition, short-term portion of long-term loans is represented by a SEK 300 million note ($33 million equivalent) maturing in May 2017 carrying a floating interest rate of STIBOR + 0.95% issued by the Company in 2011, and also a fixed-rate note issued in December 2012 of 350 million SEK ($38 million equivalent) will mature in December 2017 carrying a fixed interest rate of 2.49%, which represents the European Investment Bank’s (EIB) cost of funds plus 0.3%. The remaining short-term part of long-term loans was financing at subsidiary level, primarily $4 million of loans borrowed locally by Autoliv Nissin Brake Systems China Zhongshan (a 51% owned subsidiary).

The Company’s subsidiaries also have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2016, excluding commercial paper facilities as described below, amounted to $306 million, of which $40 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2016 was $266 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2016 and 2015 excluding the short-term portion of long-term debt was 3.0% and 4.0%, respectively.

LONG-TERM DEBT – OUTSTANDING LOANS

As of December 31, 2016, total long-term debt including DRD was $1,321.3 million.

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

In addition to the $1.25 billion senior notes issued in 2014, long-term debt of $71 million (including DRD) consists of:

$60 million of senior notes issued in 2007 as private placements by Autoliv ASP Inc. (a 100% owned subsidiary). The notes issued in 2007 were guaranteed by the Company and consist of one remaining long-term tranche maturing in 2019, originally with fixed interest rate of 6.2%. The company entered into swap arrangements with respect to part of the proceeds of the notes offering and in 2013, the interest rate swap on the remaining $60 million U.S. private placement note issued in 2007, with a nominal value of $60 million, was cancelled. The gain is amortized through interest expense. Consequently, the $60 million long-term note carries fixed interest rate of 2.5%, when including the amortization of the cancelled swap.

The remaining other long-term debt of $11 million, consisted primarily of $11 million equivalent of a capital lease arrangement at Autoliv Nissin Brake Systems Japan-Ueda (a 51% owned subsidiary) and carry an interest rate of 0.6%.

LONG-TERM DEBT – LOAN FACILITIES

In July 2016, the Company refinanced its existing revolving credit facility of $1,100 million. The facility is syndicated among 14 banks and matures in 2021. It also has two extension options where Autoliv can request the banks to extend the maturity to 2022 and 2023 respectively, on the first and second anniversaries of the initial maturity of the July 2016 loan facility, a so called 5+1+1 structure. The Company pays a commitment fee on the undrawn amount of 0.08%, representing 35% of the applicable margin, which is 0.225% (given the Company’s rating of “A-” from Standard & Poor’s at December 31, 2016). Financing costs are amortized over the expected life of the facility. Borrowings under this facility are unsecured and bear interest based on the relevant LIBOR or IBOR rate. The commitment is available for general corporate purposes. Borrowings are repayable at any time and in their entirety at the expiration date. As of December 31, 2016 the facility was unutilized.

The Company is not subject to any financial covenants, i.e. performance related restrictions, in any of its significant long-term borrowings or commitments.

The Company has two commercial paper programs: one SEK 7 billion (approx. $769 million) Swedish program and one $1.0 billion U.S. program. Both programs were unutilized at year-end. When commercial paper is issued under these programs, it would be classified as long-term debt because the Company has had the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the long-term credit facilities described above.

CREDIT RISK

In the Company’s financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $150 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. The policy of the Company is to work with banks that have a strong credit rating and that participate in the Company’s financing. In addition to this, deposits of up to an aggregate amount of $2.0 billion can be placed in U.S. and Swedish government paper and in certain AAA rated money market funds. As of December 31, 2016, the Company had placed $525 million in money market funds.

The table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

DEBT PROFILE

PRINCIPAL AMOUNT BY EXPECTED MATURITY	2017	2018	2019	2020	2021	Thereafter	Total long-term	Total
U.S. private placement notes (incl. DRD1)) (Weighted average interest rate 3.9%)	$105.0	$—	$268.0	$—	$275.0	$767.0	$1,310.0	$1,415.0
Overdraft/Other short-term debt (incl. DRD1)) (Weighted average interest rate 3.0%)	39.9	—	—	—	—	—	—	39.9
Medium-term notes (Weighted average interest rate 1.5%)	71.5	—	—	—	—	—	—	71.5
Other long-term loans, incl. current portion (Weighted average interest rate 0.6%)	2.3	0.2	—	—	11.1	—	11.3	13.6

Total debt as cash flow, (incl. DRD1))	$218.7	$0.2	$268.0	$—	$286.1	$767.0	$1,321.3	$1,540.0

DRD adjustment	1.1	—	2.3	—	—	—	2.3	3.4

Total debt as reported	$219.8	$0.2	$270.3	$—	$286.1	$767.0	$1,323.6	$1,543.4

1)	Debt Related Derivatives (DRD), i.e. fair value adjustments to the carrying value of the underlying debt associated with hedging and a discounted fair value hedge.

13. Shareholders’ Equity

The number of shares outstanding as of December 31, 2016 was 88,230,125.

DIVIDENDS	2016	2015	2014
Cash dividend paid per share	$2.30	$2.22	$2.12
Cash dividend declared per share	$2.32	$2.24	$2.14

OTHER COMPREHENSIVE INCOME (LOSS)/ ENDING BALANCE1)	2016	2015	2014
Cumulative translation adjustments	$(493.5)	$(345.9)	$(155.1)
Net gain of cash flow hedge derivatives	8.1	0.2	—
Net pension liability	(80.1)	(63.0)	(97.9)
Purchase of subsidiary shares from non-controlling interest	—	0.2	—

Total (ending balance)	$(565.5)	$(408.5)	$(253.0)

Deferred taxes on the pension liability	$35.3	$29.8	$43.4

1)	The components of Other Comprehensive Income (Loss) are net of any related income tax effects.

SHARE REPURCHASE PROGRAM

The Company’s Board of Directors approved a share repurchase program in 2000 authorizing the repurchase of 10 million shares and subsequently expanded the authorization four times between 2000 and 2014 to 47.5 million shares. There were no share repurchases made during 2016. There is no expiration date for the share repurchase program. The Company is authorized to repurchase an additional 4,424,760 shares under the program at December 31, 2016.

SHARES	2016	2015	2014
Shares repurchased (shares in millions)	—	0.9	6.2
Cash paid for shares	$—	$104.4	$616.0

In total, Autoliv has repurchased 43.1 million shares between May 2000 and December 2016 for cash of $2,341 million, including commissions. Of the total amount of repurchased shares, 23.6 million shares were utilized for the equity unit offering during 2009-2012. In addition, 5.0 million shares have been utilized by the Stock Incentive Plan whereof 0.1 million, 0.3 million and 0.5 million were utilized during 2016, 2015 and 2014, respectively. At December 31, 2016, 14.6 million of the repurchased shares remain in treasury stock.

14. Supplemental Cash Flow Information

The Company’s acquisitions and divestitures of businesses and interests in affiliates, net of cash acquired were as follows:

	2016	2015	2014
Business combinations and other acquisitions:
Fair value of assets acquired, excluding cash	$(529.5)	$(146.4)	—
Liabilities assumed	50.9	7.9	—
Fair value of earn-out and deferred purchase consideration	—	39.6	—
Less: Non-controlling interest	252.3	—	—

Total business combinations	$(226.3)	$(98.9)	—
Acquisition of additional interests in subsidiaries	—	(4.2)	—

Acquisition of businesses and interests in affiliates, net of cash acquired	$(226.3)	$(103.1)	$—

	2016	2015	2014
Divestitures of business, net of cash disposed	$—	$—	$2.4

Payments for interest and income taxes were as follows:

	2016	2015	2014
Interest	$64	$66	$57
Income taxes	$247	$214	$206

15. Stock Incentive Plan

Under the amended and restated Autoliv, Inc. 1997 Stock Incentive Plan (the Plan) adopted by the shareholders, awards have been made to selected executive officers of the Company, other key employees and other qualified participants. During 2015 and earlier the awards were given in the form of stock options (SOs) and restricted stock units (RSUs). All SOs were granted for 10-year terms, had an exercise price equal to the fair value of the share at the date of grant, and became exercisable after one year of continued employment following the grant date. Each RSU, granted during 2015 and earlier, represents a promise to transfer a share of the Company’s common stock to the employee after three years of service following the date of grant, subject to acceleration of vesting in certain circumstances.

During 2016, the Compensation Committee of the Board of Directors approved a new long-term equity incentive (LTI) program to more closely reflect market practice and align pay delivery with our financial performance. The first grants under the new LTI program, where performance shares (PSs) replaced SOs, were made in February 2016 and May 2016 pursuant to which certain employees received 50% of their LTI grant value in the form of PSs and 50% in the form of RSUs. The grantee may earn 0-200% of the target number of PSs based on the Company’s achievement of specified targets for the Company’s compound annual growth rate (CAGR) for sales and the Company’s CAGR in earnings per share relative to an established benchmark growth rate. Each performance target is weighted 50% and results are measured at the end of the three-year performance period. Each PS represents a promise to transfer a share of the Company’s common stock to the employee following completion of the performance period, provided that the performance goals mentioned above are met and provided, further, that the grantee remains employed through the performance period, subject to certain limited exceptions.

The RSUs granted on February 15, 2016 and May 9, 2016 will vest in three approximately equal annual instalments beginning on the first anniversary of the grant date, subject to the grantee’s continued employment with the Company on each vesting date, subject to acceleration of vesting in certain circumstances.

The source of the shares issued upon vesting of awards is generally from treasury shares. The Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2016, 6,386,050 of these shares have been issued for awards which includes 19,842 shares of common stock issued to non-executive directors in satisfaction of all or a portion of his or her annual base retainer for service on the Board.

The average grant date fair values of SOs are calculated using the Black-Scholes valuation model. The Company uses historical exercise data for determining the expected life assumption. Expected volatility is based on historical and implied volatility. The Company estimates the fair value of PSs and RSUs using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of RSUs and PSs include the vesting period, expected annual dividend yield and closing price of the Company’s common stock on the date of grant. When determining the grant date fair value for the PSs awards, it is assumed the grantee will earn 100% of the target number of PSs. The table below includes the assumptions for all awards issued:

	2016	2015	2014
SOs
Risk-free interest rate	—	1.1%	1.1%
Dividend yield 1)	—	2.3%	2.3%
Expected life in years	—	3.4	3.9
Expected volatility	—	24.0%	28.0%

PSs and RSUs
Dividend yield	2.2%	—	—

1)	The dividend yield assumption is used for both SOs and the RSUs granted in 2015 and 2014.

The grant date fair value for the RSUs at February 15, 2016 and May 9, 2016 was $7.0 million and $0.2 million, respectively. This cost will be amortized straight line over the vesting periods. The 2016 RSUs will vest in three approximately equal annual installments beginning on the first anniversary of the grant date, while the RSUs granted in 2015 and 2014 had a vesting period of 3 years, all subject to the grantee’s continued employment with the Company on each vesting date.

The grant date fair value of the PSs at February 15, 2016 and May 9, 2016 was $6.9 million and $0.2 million, respectively. For PSs, the grant date fair value of the number of awards expected to vest based on the Company’s best estimate of ultimate performance against the respective targets is recognized as compensation expense on a straight-line basis over the requisite vesting period of the awards. The Company assesses the expected achievement levels at the end of each quarter. As of December 31, 2016, the Company believes it is probable that the performance conditions will be met and has accrued for the compensation expense accordingly. The cumulative effect of the change in estimate is recognized in the period of change as an adjustment to compensation expense.

The total stock (RSUs, PSs and SOs) compensation cost recognized in the Consolidated Statements of Net Income for 2016, 2015 and 2014 was $11.1 million, $8.2 million and $8.1 million, respectively. The total compensation cost related to non-vested awards not yet recognized is $15.6 million for RSUs and PSs and the weighted average period over which this cost is expected to be recognized is approximately 1.4 years. There is no compensation cost not yet recognized for stock options.

Information on the number of RSUs, PSs and SOs related to the Plan during the period of 2014 to 2016 is as follows.

RSUs	2016	2015	2014
Weighted average fair value at grant date	$100.77	$105.87	$88.54

Outstanding at beginning of year	204,552	198,285	204,277
Granted	71,870	74,908	64,223
Shares issued	(66,651)	(58,186)	(56,184)
Cancelled/Forfeited/Expired	(21,277)	(10,455)	(14,031)

Outstanding at end of year	188,494	204,552	198,285

The grant date fair values for RSUs granted in 2013, 2012 and 2011 (vested in 2016, 2015 and 2014) were $5.9 million, $4.5 million and $4.4 million, respectively. The aggregate intrinsic value for RSUs outstanding at December 31, 2016 was $21.3 million.

PSs	2016	2015	2014
Weighted average fair value at grant date	$98.57	N/A	N/A
Outstanding at beginning of year	—	N/A	N/A
Granted	143,740	N/A	N/A
Shares issued	—	N/A	N/A
Cancelled/Forfeited/Expired	(5,192)	N/A	N/A
Outstanding at end of year	138,548	N/A	N/A

The aggregate intrinsic value for PSs outstanding at December 31, 2016 was $15.7 million.

SOs	Number of options	Weighted average exercise price
Outstanding at Dec 31, 2013	831,701	$59.20
Granted	192,665	94.87
Exercised	(471,732)	60.78
Cancelled/Forfeited/Expired	(13,809)	66.23

Outstanding at Dec 31, 2014	538,825	$70.38
Granted	187,996	113.51
Exercised	(244,182)	68.82
Cancelled/Forfeited/Expired	(9,588)	92.70

Outstanding at Dec 31, 2015	473,051	$87.88
Granted	—	—
Exercised	(51,084)	88.10
Cancelled/Forfeited/Expired	(10,858)	102.31

Outstanding at Dec 31, 2016	411,109	$87.47

OPTIONS EXERCISABLE
At December 31, 2014	349,190	$57.08
At December 31, 2015	290,487	$71.76
At December 31, 2016	254,842	$71.48

The following summarizes information about stock options outstanding and exercisable at December 31, 2016:

RANGE OF EXERCISE PRICES	Number outstanding	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	19,253	2.14	$16.31
$44.70 - $49.60	23,275	3.14	$44.70
$51.67 - $59.01	16,225	0.76	$54.37
$67.00 - $69.18	79,992	5.79	$68.41
$72.95 - $94.87	116,097	6.55	$90.50
$113.36 - $126.46	156,267	8.13	$113.54

	411,109	6.37	$87.47

RANGE OF EXERCISE PRICES	Number exercisable	Remaining contract life (in years)	Weighted average exercise price
$16.31 - $19.96	19,253	2.14	$16.31
$44.70 - $49.60	23,275	3.14	$44.70
$51.67 - $59.01	16,225	0.76	$54.37
$67.00 - $69.18	79,992	5.79	$68.41
$72.95 - $94.87	116,097	6.55	$90.50
$113.36 - $126.46	—	—	—

	254,842	5.30	$71.48

The total aggregate intrinsic value, which is the difference between the exercise price and $113.15 (closing price per share at December 31, 2016), for all “in the money” stock options, both outstanding and exercisable as of December 31, 2016, was $10.6 million. The average grant date fair value of stock options granted during 2015 and 2014 was estimated at $16.72 and $17.35 per share, respectively.

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

In October 2014, one of the Company’s Brazilian subsidiaries received a notice of deficiency from the state tax authorities from the state of São Paulo, Brazil which, primarily, alleged violations of ICMS (VAT) payments and improper warehousing documentation. The aggregate assessment for all alleged violations was R$70 million (approximately $22 million), inclusive of fines, penalties and interest. The Company believes the full amount assessed is baseless and that it has reasonable legal and factual defenses to the assessment and, consequently, plans to defend its interests vigorously. However, the Company believes that a loss is probable with respect to at least a portion of the assessed amount and has accrued an amount in 2015 that was not material to the Company’s results of operations. However, the Company still cannot predict or estimate the duration or ultimate outcome of this matter.

In March 2015, the Company was informed of an investigation being conducted in Turkey by the Directorate of Kocaeli Customs Custody, Smuggling and Enquiry into the Company’s import and customs payment structure and the associated import taxes and fees for the period of 2006–2012. The Company cannot predict the duration, scope or ultimate outcome of this investigation and is unable to estimate the financial impact it may have, or predict the reporting periods in which any such financial impacts may be recorded. Consequently, the Company has made no provision for any expenses as of December 31, 2016 with respect to this investigation.

ANTITRUST MATTERS

Authorities in several jurisdictions are currently or have been conducting broad, and in some cases, long-running investigations of suspected anti-competitive behavior among parts suppliers in the global automotive vehicle industry. These investigations include, but are not limited to, segments in which the Company operates. In addition to concluded and pending matters, authorities of other countries with significant light vehicle manufacturing or sales may initiate similar investigations. It is the Company’s policy to cooperate with governmental investigations.

On June 7-9, 2011, representatives of the European Commission (“EC”), the European antitrust authority, visited two facilities of a Company subsidiary in Germany to gather information for an investigation of anti-competitive behavior among suppliers of occupant safety systems. The investigation is still pending and the Company remains unable to estimate the financial impact such investigation will have or predict the reporting periods in which such financial impact may be recorded and has consequently not recorded a provision for loss as of December 31, 2016. However, management has concluded that it is probable that the Company’s operating results and cash flows will be materially adversely impacted for the reporting periods in which the EC investigation is resolved or becomes estimable.

In August 2014, the Competition Commission of South Africa (the “CCSA”) contacted the Company regarding an investigation into the Company’s sales of occupant safety systems in South Africa. The Company is cooperating with the CCSA. The Company believes that a loss with respect to this investigation is probable and accrued amounts that are not material to the Company’s results of operations to resolve this matter for the period ended December 31, 2016. However, the Company cannot predict or estimate the duration or ultimate outcome of this matter.

On July 6, 2015, the Company learned that the General Superintendence of the Administrative Council for Economic Defense (“CADE”) in Brazil had initiated an investigation of an alleged cartel involving sales in Brazil of seatbelts, airbags, and steering wheels by the Company’s Brazilian subsidiary and the Brazilian subsidiary of a competitor. In November 2016, the Company and the CADE entered into a settlement agreement with respect to this matter for an amount that is not material to the Company’s results of operations. A settlement amount was accrued for the period ended December 31, 2015 and an additional amount was accrued for the period ending December 31, 2016.

The Company is also subject to civil litigation alleging anti-competitive conduct in the U.S. and Canada. Specifically, the Company, several of its subsidiaries and its competitors were named as defendants in a total of nineteen purported antitrust class action lawsuits filed between June 2012 and June 2015. Fifteen of these lawsuits were filed in the U.S. and were consolidated in the Occupant Safety Systems (OSS) segment of the Automobile Parts Antitrust Litigation, a Multi-District Litigation (MDL) proceeding in the United States District Court for the Eastern District of Michigan. Plaintiffs in the U.S. cases sought to represent four purported classes—direct purchasers, auto dealers, end-payors, and, as of the filing of the last class action in June 2015, truck and equipment dealers—who purchased occupant safety systems or components directly from a defendant, indirectly through purchases or leases of new vehicles containing such systems, or through purchases of replacement parts.

In May 2014, the Company, without admitting any liability, entered into separate settlement agreements with representatives of the three classes of plaintiffs then pending in the MDL. Pursuant to the settlement agreements, the Company agreed to pay $40 million to the direct purchaser settlement class, $6 million to the auto dealer settlement class, and $19 million to the end-payor settlement class, for a total of $65 million. This amount was expensed during the second quarter of 2014. In exchange, the plaintiffs agreed that the plaintiffs and the settlement classes would release Autoliv from all claims regarding their U.S. purchases that were or could have been asserted on behalf of the three classes in the MDL. In January 2015, the MDL court granted final approval of the direct purchaser class settlement, which had been reduced to approximately $35.5 million because of opt-outs; in December 2015, the MDL court granted final approval of the auto dealer class settlement; and in June 2016, the MDL court granted final approval of the end-payor class settlement, over the objections of several individual class members, some of whom have appealed the MDL court’s approval of the Company’s end-payor settlement and several other defendants’ settlements that were approved at the same time. This appeal will delay the finality of the Company’s settlement with the end-payor class. In addition, several individuals and one insurer (and its affiliated entities) have opted-out of all of the pending end-payor class settlements, including the Company’s settlement. The class settlements do not resolve any claims of settlement class members who opt-out of the settlements or the unasserted claims of any purchasers of occupant safety systems who are not otherwise included in a settlement class, such as states and municipalities.

In September 2016, the insurer (and its affiliated entities) that opted out of the end-payor class settlement filed an antitrust lawsuit in the United States District Court for the Eastern District of Michigan, the venue for the MDL, against the Company and the other settling defendants in the end-payor class settlement. The Company cannot predict or estimate the duration or ultimate outcome of this matter.

In March 2015, the Company, without admitting any liability, reached agreements regarding additional settlements to resolve certain direct purchasers’ global (including U.S.) or non-U.S. antitrust claims that were not covered by the direct purchaser class settlement described above. The total amount of these additional settlements was $81 million. Autoliv expensed during the first quarter of 2015 approximately $77 million as a result of these additional settlements, net of existing amounts that had been accrued in 2014.

In April 2016, the Company reached an agreement to settle with the truck and equipment dealers class for an amount that is not material to the Company’s results of operations. In November 2016, the MDL court granted final approval of the settlement.

The remaining four antitrust class action lawsuits are pending in Canada (Sheridan Chevrolet Cadillac Ltd. et al. v. Autoliv, Inc. et al., filed in the Ontario Superior Court of Justice on January 18, 2013; M. Serge Asselin v. Autoliv, Inc. et al., filed in the Superior Court of Quebec on March 14, 2013; Ewert v. Autoliv, Inc. et al., filed in the Supreme Court of British Columbia on July 18, 2013; and Cindy Retallick and Jagjeet Singh Rajput v. Autoliv ASP, Inc. et al., filed in the Queen’s Bench of the Judicial Center of Regina in the province of Saskatchewan on May 14, 2014). The Canadian cases assert claims on behalf of putative classes of both direct and indirect purchasers of occupant safety systems. On October 13, 2016, the Company reached an agreement in principle with plaintiffs in three of the four class actions to settle on a nationwide class basis for an amount that is not material to the Company’s results of operations. In February 2017, the Company entered into a formal settlement agreement with respect to this matter, which is subject to court approval following notice to the class members. Once approved, this national settlement will include the claims of the putative members of the fourth class action. The Company accrued amounts for the period ended December 31, 2016 in connection with these claims.

PRODUCT WARRANTY, RECALLS AND INTELLECTUAL PROPERTY

Autoliv is exposed to various claims for damages and compensation if its products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected or is defective, the Company may face warranty and recall claims. Where such (actual or alleged) failure or defect results, or is alleged to result, in bodily injury and/or property damage, the Company may also face product-liability and other claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Government safety regulators may also play a role in warranty and recall practices. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company’s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of products when the product supplied did not perform as represented by us or expected by the customer. Accordingly, the future costs of warranty claims by the customers may be material. However, the Company believes its established reserves are adequate. Autoliv’s warranty reserves are based upon the Company’s best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the adequacy of these reserves, and adjusts them when appropriate. However, the final amounts actually due related to these matters could differ materially from the Company’s recorded estimates.

In addition, as vehicle manufacturers increasingly use global platforms and procedures, quality performance evaluations are also conducted on a global basis. Any one or more quality, warranty or other recall issue(s) (including those affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures such as a temporary or prolonged suspension of new orders, which may have a material impact on the Company’s results of operations.

The Company carries insurance for potential recall and product liability claims at coverage levels based on our prior claims experience. Autoliv cannot assure that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses, now or in the future, or that such coverage always will be available should we, now or in the future, wish to extend, increase or otherwise adjust our insurance.

On June 29, 2016, the Company announced that it is cooperating with Toyota Motor Corp. in its recall of approximately 1.4 million vehicles equipped with a certain model of the Company’s side curtain airbag (the “Toyota Recall”). Toyota has informed the Company that there have been eight reported incidents where a side curtain airbag has partially inflated without a deployment signal from the airbag control unit. The incidents have all occurred in parked, unoccupied vehicles and no personal injuries have been reported. The root cause analysis of the issue is ongoing. However, at this point in time the Company believes that a compromised manufacturing process at a sub-supplier may be a contributing factor and, as no incidents have been reported in vehicles produced by other OEMs with the same inflator produced during the same period as those recalled by Toyota, that vehicle-specific characteristics may also contribute to the issue. The sub-supplier’s manufacturing process was changed in January 2012, and the vehicles now recalled by Toyota represent more than half of all inflators of the relevant type manufactured before the sub-supplier process was changed.

As previously disclosed in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016, the Company determined pursuant to ASC 450 that a loss with respect to this issue is reasonably possible. If the Company is obligated to indemnify Toyota for the costs associated with the Toyota Recall, the Company expects that its insurance will generally cover such costs and liabilities and estimates that the Company’s loss, net of expected insurance recoveries, would be less than $20 million. However, the ultimate costs of the Toyota Recall could be materially different. The main variables affecting the ultimate cost for the Company are: the determination of proportionate responsibility (if any) among Toyota, the Company, and any relevant sub-suppliers; the ultimate number of vehicles repaired; the cost of repair per vehicle; and the actual recoveries from sub-suppliers and insurers. The Company’s insurance policies generally include coverage of the costs of a recall, although costs related to replacement parts are generally not covered.

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

The table in Note 11 Product Related Liabilities above summarizes the change in the balance sheet position of the product related liabilities for the fiscal year ended December 31, 2016.

17. Lease Commitments

OPERATING LEASES

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancellable and include renewals, expire at various dates through 2045. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $46.9 million, $40.9 million and $44.6 million for 2016, 2015 and 2014, respectively.

At December 31, 2016, future minimum lease payments for non-cancellable operating leases totaled $132.7 million and are payable as follows (in millions): 2017: $40.2; 2018: $28.9; 2019: $22.7; 2020: $15.2; 2021: $10.3; 2022 and thereafter: $15.4.

CAPITAL LEASES

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2021.

At December 31, 2016, future minimum lease payments for non-cancellable capital leases totaled $16.0 million and are payable as follows (in millions): 2017: $4.2; 2018: $0.6; 2019: $0.6; 2020: $0.6; 2021: $10.0; 2022 and thereafter: $0.0.

18. Retirement Plans

DEFINED CONTRIBUTION PLANS

Many of the Company’s employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to defined contribution plans for the years ended December 31, 2016, 2015 and 2014 were $21.3 million, $19.9 million and $20.2 million, respectively.

MULTIEMPLOYER PLANS

The Company participates in multiemployer plans in Sweden, Canada, Spain, the Netherlands and Japan which are all deemed insignificant. The largest of these plans is in Sweden, the ITP-2 pension plan, which is funded through Alecta. For employees born before 1979, the plan provides a final pay pension benefit based on all service with participating employers. The Company must pay for wage increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits. The plan is more than 100% funded. The Company contributions to the multiemployer plan in Sweden for the years ended December 31, 2016, 2015 and 2014 were $4.4 million, $2.2 million and $2.4 million, respectively.

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2016	2015	2016	2015
Benefit obligation at beginning of year	$324.6	$357.0	$215.8	$237.3
Service cost	8.3	9.9	14.9	14.4
Interest cost	14.6	14.4	7.0	7.0
Actuarial (gain) loss due to:
Change in discount rate	25.9	(47.6)	21.4	(9.7)
Experience	5.9	9.6	(2.0)	(7.7)
Other assumption changes	(6.5)	(1.0)	0.5	(2.2)
Plan participants’ contributions	—	—	0.1	0.2
Plan amendments	—	0.3	2.1	0.2
Benefits paid	(11.6)	(18.0)	(8.7)	(8.4)
Curtailments	—	—	(6.9)	(0.8)
Special termination benefits	—	—	0.1	0.1
Acquisition	—	—	35.3	—
Other	—	—	(0.3)	(0.2)
Translation difference	—	—	(18.7)	(14.4)
Benefit obligation at end of year	$361.2	$324.6	$260.6	$215.8

Fair value of plan assets at beginning of year	$240.0	$253.8	$103.4	$108.0
Actual return on plan assets	21.3	(2.5)	12.1	(1.4)
Company contributions	6.8	6.7	9.8	9.6
Plan participants’ contributions	—	—	0.1	0.1
Benefits paid	(11.6)	(18.0)	(8.7)	(8.4)
Settlements	—	—	(0.6)	—
Acquisition	—	—	25.9	—
Other	—	—	(0.3)	(0.2)
Translation difference	—	—	(13.9)	(4.3)

Fair value of plan assets at year end	$256.5	$240.0	$127.8	$103.4

Funded status recognized in the balance sheet	$(104.7)	$(84.6)	$(132.8)	$(112.4)

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

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS

	U.S.
	2016	2015	2014
Service cost	$8.3	$9.9	$7.3
Interest cost	14.6	14.4	13.0
Expected return on plan assets	(16.6)	(17.5)	(15.4)
Amortization of prior service credit	(0.9)	(1.0)	(1.0)
Amortization of actuarial loss	4.8	7.7	1.9

Net periodic benefit cost	$10.2	$13.5	$5.8

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS (CONTINUED)

	Non-U.S.
	2016	2015	2014
Service cost	$14.9	$14.4	$13.5
Interest cost	7.0	7.0	8.2
Expected return on plan assets	(3.9)	(3.8)	(4.5)
Amortization of prior service costs	0.4	0.3	0.3
Amortization of actuarial loss	1.5	3.1	1.1
Settlement loss (gain)	(2.5)	0.0	0.1
Curtailment loss (gain)	0.1	0.0	0.1
Special termination benefits	0.1	0.1	—

Net periodic benefit cost	$17.6	$21.1	$18.8

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is immaterial. Amortization of net actuarial losses is expected to be $5.7 million in 2017. Net periodic benefit cost associated with these U.S. plans was $10.2 million in 2016 and is expected to be around $11.9 million in 2017. The estimated prior service cost and net actuarial loss for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.5 million and $2.1 million, respectively. Net periodic benefit cost associated with these non-U.S. plans was $17.6 million in 2016 and is expected to be around $20.0 million in 2017. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 10 years for U.S. and 5-20 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX AS OF DECEMBER 31

	U.S.		Non-U.S.
	2016	2015	2016	2015
Net actuarial loss (gain)	$95.6	$79.9	$35.7	$31.9
Prior service cost (credit)	0.3	(0.6)	3.8	2.3

Total accumulated other comprehensive income recognized in the balance sheet	$95.9	$79.3	$39.5	$34.2

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX FOR THE PERIODS ENDED DECEMBER 31

	U.S.		Non-U.S.
	2016	2015	2016	2015
Total retirement benefit recognized in accumulated other comprehensive income at beginning of year	$79.3	$104.7	$34.2	$56.4
Net actuarial loss (gain)	20.5	(19.0)	7.8	(14.9)
Prior service cost	—	0.3	2.1	0.2
Amortization of prior service credit (cost)	0.9	1.0	(0.6)	(0.3)
Amortization of actuarial loss	(4.8)	(7.7)	(1.9)	(3.1)
Translation difference	—	—	(2.1)	(4.1)

Total retirement benefit recognized in accumulated other comprehensive income at end of year	$95.9	$79.3	$39.5	$34.2

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $292.4 million and $261.8 million at December 31, 2016 and 2015, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $220.3 million and $177.7 million at December 31, 2016 and 2015, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: U.S., France, Germany, Japan, South Korea and Sweden.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2016	2015	2016	2015
Projected Benefit Obligation (PBO)	$361.2	$324.6	$185.7	$118.0
Accumulated Benefit Obligation (ABO)	$292.4	$261.8	$152.5	$89.5
Fair value of plan assets	$256.5	$240.0	$54.9	$4.3

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31

	U.S.		Non-U.S.1)
% WEIGHTED AVERAGE	2016	2015	2016	2015
Discount rate	4.15	4.50	0.50-3.90	0.50-4.10
Rate of increases in compensation level	2.65	2.65	2.00-5.00	2.25-5.00

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

	U.S.
% WEIGHTED AVERAGE	2016	2015	2014
Discount rate	4.50	4.00	5.00
Rate of increases in compensation level	2.65	3.50	3.50
Expected long-term rate of return on assets	7.08	7.08	7.08

Non-U.S.1)
% WEIGHTED AVERAGE	2016	2015	2014
Discount rate	0.50-4.10	0.50-4.00	1.00-5.00
Rate of increases in compensation level	2.25-5.00	2.25-5.00	2.25-5.00
Expected long-term rate of return on assets	3.30-6.15	2.60-6.15	2.60-6.15

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

The level of equity exposure is currently targeted at approximately 55% for the primary U.S. plan. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on the U.S. plan assets of 7.08% for calculating the 2016 expense and 7.08% for calculating the 2017 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 3.30-6.15% for 2016. The closed U.K. plan which has a targeted and actual allocation of almost 100% debt instruments accounts for approximately 47% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plan during 2016 and 2015 amounting to $6.8 million and $6.7 million, respectively. Contributions to the U.K. plan during 2016 and 2015 amounted to $1.2 million and $1.4 million, respectively. The Company expects to contribute $6.9 million to its U.S. pension plan in 2017 and is currently projecting a yearly funding at approximately the same level in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $1.1 million in 2017 and in the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR YEARS ENDED DECEMBER 31

	U.S.	U.S.		Non-U.S.
ASSETS CATEGORY IN % WEIGHTED AVERAGE	Target allocation	2016	2015	2016	2015
Equity securities	55	56	56	14	15
Debt instruments	45	43	43	52	65
Other assets	—	1	1	34	20

Total	100	100	100	100	100

The following table summarizes the fair value of the Company’s plan assets:

	Fair value measurement at December 31, 2016	Fair value measurement at December 31, 2015
Assets
U.S. Equity
Large Cap	$95.1	$88.1
Mid Cap	10.6	10.1
Small Cap	11.9	10.3
Non-U.S. Equity	44.8	41.0
U.S. Bonds
Aggregate	109.1	103.7
Non-U.S. Bonds
Corporate	60.4	60.9
Aggregate	5.9	5.9
Insurance Contracts	36.7	13.9
Other Investments	9.8	9.5

Total	$384.3	$343.4

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

PENSION BENEFITS EXPECTED PAYMENTS	U.S.	Non-U.S.
2017	$14.2	$7.3
2018	$15.6	$8.2
2019	$17.4	$9.1
2020	$18.5	$9.2
2021	$21.4	$10.3
Years 2022-2026	$139.7	$59.6

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

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	2016	2015	2014
Benefit obligation at beginning of year	$19.3	$21.0	$34.3
Service cost	0.4	0.5	1.3
Interest cost	0.8	0.8	1.6
Actuarial (gain) loss due to:
Change in discount rate	0.7	(1.2)	2.4
Experience	(0.1)	(0.9)	(1.1)
Other assumption changes	(2.9)	(0.9)	0.4
Plan amendments	0.2	(0.0)	(17.2)
Benefits paid	(0.3)	(0.2)	(0.8)
Other	0.4	0.2	0.1

Benefit obligation at end of year	$18.5	$19.3	$21.0

Fair value of plan assets at beginning of year	$—	$—	$—
Company contributions	0.3	0.2	0.8
Benefits paid	(0.3)	(0.2)	(0.8)

Fair value of plan assets at end of year	$—	$—	$—

Accrued postretirement benefit cost recognized in the balance sheet	$(18.5)	$(19.3)	$(21.0)

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE POST RETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

PERIOD ENDED DECEMBER 31	2016	2015	2014
Service cost	$0.4	$0.5	$1.3
Interest cost	0.8	0.8	1.6
Amortization of prior service cost	(2.1)	(2.2)	(0.1)
Amortization of actuarial loss	(0.1)	(0.1)	(0.1)

Net periodic benefit (credit) cost	$(1.0)	$(1.0)	$2.7

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME BEFORE TAX ASSOCIATED WITH POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS AS OF DECEMBER 31

	U.S.		Non-U.S.
	2016	2015	2016	2015
Net actuarial loss (gain)	$(4.8)	$(3.0)	$(1.5)	$(2.5)
Prior service cost (credit)	(12.8)	(15.2)	0.2	(0.0)
Total accumulated other comprehensive income recognized in the balance sheet	$(17.6)	$(18.2)	$(1.3)	$(2.5)

For measuring end-of-year obligations at December 31, 2016, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2014 and beyond. After 2014, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. This individual retiree subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 4.40% in 2016 and 4.65% in 2015. The average discount rate used in determining the postretirement benefit cost was 4.65% in 2016, 4.20% in 2015 and 5.05% in 2014.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no impact on the Company’s net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2016. This is due to the fixed-dollar nature of the benefits provided under the postretirement benefit plan.

The estimated net gain and prior service credit for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $(2.6) million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

POSTRETIREMENT BENEFITS	EXPECTED PAYMENTS
2017	$0.5
2018	$0.5
2019	$0.6
2020	$0.7
2021	$0.7
Years 2022–2026	$4.4

19. Segment Information

The Company has two operating segments, Passive Safety and Electronics. Passive Safety includes Autoliv’s airbag and seatbelt products and components, while Electronics combines all of Autoliv’s electronics resources and expertise in passive safety electronics, brake control systems and active safety. The operating results of the operating segments are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the individual operating segments and make decisions about resources to be allocated to the operating segments.

NET SALES, INCLUDING INTERSEGMENT SALES	2016	2015	2014
Passive Safety	$7,918.8	$7,621.2	$7,800.1
Electronics	2,215.6	1,588.7	1,488.9
Total segment sales	10,134.4	9,209.9	9,289.0
Corporate and other	5.8	14.7	20.1
Intersegment sales	(66.6)	(55.0)	(68.6)

Total net sales	$10,073.6	$9,169.6	$9,240.5

INCOME BEFORE INCOME TAXES	2016	2015	2014
Passive Safety	$817.7	$669.2	$598.1
Electronics	61.5	64.5	76.0
Segment operating income	879.2	733.7	674.1
Corporate and other	(31.5)	(5.9)	48.5
Interest and other non-operating expenses, net	(46.5)	(56.8)	(62.5)
Income from equity method investments	2.6	4.7	6.9

Income before income taxes	$803.8	$675.7	$667.0

CAPITAL EXPENDITURES	2016	2015	2014
Passive Safety	$394.7	$405.6	$389.0
Electronics	100.9	53.2	64.1
Corporate and other	11.2	7.0	2.9

Total capital expenditures	$506.8	$465.8	$456.0

DEPRECIATION AND AMORTIZATION	2016	2015	2014
Passive Safety	$278.5	$264.5	$254.6
Electronics	96.1	49.3	45.2
Corporate and other	8.4	5.3	5.6

Total depreciation and amortization	$383.0	$319.1	$305.4

SEGMENT ASSETS	2016	2015
Passive Safety	$5,637.0	$5,539.3
Electronics	1,715.5	966.5
Segment assets	$7,352.5	$6,505.8
Corporate and other 1)	881.9	1,019.7

Total assets	$8,234.4	$7,525.5

1) Corporate and other assets mainly consist of cash and cash equivalents, income taxes and equity method investments.

The Company’s customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2016: Renault 11% (incl. Nissan), Ford 11% and Hyundai/Kia 11%.

In 2015: GM 12% (incl. Opel, etc.), Ford 12% and Renault 10% (incl. Nissan).

In 2014: GM 14% (incl. Opel, etc.), Ford 11% and Renault 11% (incl. Nissan).

NET SALES BY REGION	2016	2015	2014
Asia	$3,617.4	$3,077.4	$3,097.9
Whereof: China	1,766.2	1,523.7	1,521.6
Japan	949.7	668.0	687.7
Rest of Asia	901.5	885.7	888.6
Americas	3,380.4	3,264.8	3,099.4
Europe	3,075.8	2,827.4	3,043.2

Total	$10,073.6	$9,169.6	$9,240.5

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

External sales in the U.S. amounted to $2,694 million, $2,469 million and $2,269 million in 2016, 2015 and 2014, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $645 million, $527 million and $459 million in 2016, 2015 and 2014, respectively.

NET SALES BY PRODUCT	2016	2015	2014
Airbag products1)	$5,255.8	$5,036.2	$5,019.3
Seatbelt products1)	2,665.2	2,599.1	2,800.1
Passive Safety Electronic products	1,031.0	923.2	932.0
Active Safety products	738.6	611.1	489.1
Brake Control Systems	383.0	—	—

Total net sales	$10,073.6	$9,169.6	$9,240.5

1) Including Corporate and other sales.

LONG-LIVED ASSETS	2016	2015
Asia	$1,147	$739
Whereof: China	556	434
Japan	376	103
Rest of Asia	215	202
Americas	2,206	2,027
Europe	741	721

Total	$4,094	$3,487

Long-lived assets in the U.S. amounted to $2,018 million and $1,863 million for 2016 and 2015, respectively. For 2016, $1,678 million (2015, $1,595 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

20. Earnings Per Share

The weighted average shares used in calculating earnings per share were:

	2016	2015	2014
Weighted average shares basic	88.2	88.2	92.1
Effect of dilutive securities:
stock options/share awards	0.2	0.2	0.3

Weighted average shares diluted	88.4	88.4	92.4

There were approximately 0.2 million antidilutive shares outstanding for the year ended December 31, 2016, approximately 2 thousand antidilutive shares outstanding for the year ended December 31, 2015 and no antidilutive shares outstanding for the year ended December 31, 2014.

21. Subsequent Events

There were no reportable events subsequent to December 31, 2016.

22. Quarterly Financial Data (unaudited)

2016	Q1	Q2	Q3	Q4
Net sales	$2,430.0	$2,578.5	$2,461.3	$2,603.8
Gross profit	501.0	526.5	495.3	534.2
Income before taxes	190.3	200.4	185.1	228.0
Net income	133.5	148.4	135.5	144.2
Net income attributable to controlling interest	133.2	148.4	137.8	147.7
Earnings per share
– basic	$1.51	$1.68	$1.56	$1.67
– diluted	$1.51	$1.68	$1.56	$1.67
Dividends paid	$0.56	$0.58	$0.58	$0.58

2015	Q1	Q2	Q3	Q4
Net sales	$2,174.1	$2,291.5	$2,184.5	$2,519.5
Gross profit	423.3	460.0	440.1	520.7
Income before taxes	64.5	194.5	151.8	264.9
Net income	35.7	136.8	99.1	185.9
Net income attributable to controlling interest	35.7	136.7	98.9	185.5
Earnings per share
– basic	$0.40	$1.55	$1.12	$2.11
– diluted	$0.40	$1.55	$1.12	$2.10
Dividends paid	$0.54	$0.56	$0.56	$0.56

EXCHANGE RATES FOR KEY CURRENCIES VS. U.S. DOLLAR

	2016	2016	2015	2015	2014	2014	2013	2013	2012	2012
	Average	Year end	Average	Year end	Average	Year end	Average	Year end	Average	Year end
EUR	1.106	1.052	1.110	1.094	1.327	1.218	1.328	1.374	1.285	1.322
CNY	0.150	0.144	0.159	0.154	0.162	0.161	0.162	0.165	0.159	0.160
JPY/1000	9.222	8.544	8.261	8.303	9.452	8.367	10.256	9.494	12.538	11.607
KRW/1000	0.863	0.832	0.885	0.854	0.950	0.913	0.914	0.949	0.888	0.937
MXN	0.053	0.048	0.063	0.058	0.075	0.068	0.078	0.077	0.076	0.077
SEK	0.117	0.110	0.119	0.120	0.146	0.128	0.153	0.154	0.148	0.153
BRL	0.289	0.307	0.306	0.259	0.426	0.370	0.463	0.427	0.509	0.490

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of net income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2017 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 23, 2017                         /s/ Ernst & Young AB

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited Autoliv, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Autoliv, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of the effectiveness of internal control over financial reporting did not include the internal controls of Autoliv Nissin Brake Systems (ANBS), which is included in the 2016 consolidated financial statements of Autoliv, Inc. and constituted 8% and 13% of total and net assets, respectively, as of December 31, 2016 and 4% and (3)% of revenues and net income, respectively, for the year then ended. Our audit of the internal control over financial reporting of Autoliv, Inc. also did not include an evaluation of the internal control over financial reporting of ANBS.

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of net income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2016 of Autoliv, Inc. and our report dated February 23, 2017 expressed an unqualified opinion thereon.

Stockholm, Sweden

February 23, 2017                         /s/ Ernst & Young AB

Glossary and Definitions

BCC

Best Cost Country, see table on page 24 for specification of which countries.

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

GROSS MARGIN

Gross profit relative to sales.

HCC

High Cost Country see table on page 24 for specification of our high-cost countries.

HEADCOUNT

Employees plus temporary, hourly personnel.

LEVERAGE RATIO

Debt per the Policy in relation to EBITDA per the Policy (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 55 for calculation of this non-U.S. GAAP measure.

LMPU

Labor minutes per produced unit.

LVP

Light vehicle production of light motor vehicles with a gross weight of up to 3.5 metric tons.

NET DEBT (CASH)

Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 41 for reconciliation of this non-U.S. GAAP measure.

NET DEBT TO CAPITALIZATION

Net debt in relation to total equity (including non-controlling interest) and net debt.

NUMBER OF EMPLOYEES

Employees with a continuous employment agreement, recalculated to full time equivalent heads.

OEM

Original Equipment Manufacturer referring to customers assembling new vehicles.

OPERATING MARGIN

Operating income relative to sales.

OPERATING WORKING CAPITAL

Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See page 41 for reconciliation of this non-U.S. GAAP measure.

OUR MARKET

Passive Safety and Electronics. Passive safety products include seatbelts, airbags, and steering wheels. Electronics products include electronic control units, crash sensors, ADAS ECUs, radars and sensing technologies such as infrared night vision systems, camera systems and brake control systems.

PRETAX MARGIN

Income before taxes relative to sales.

RETURN ON CAPITAL EMPLOYED

Operating income and equity in earnings of affiliates, relative to average capital employed.

RETURN ON TOTAL EQUITY

Net income relative to average total equity.

ROA

Rest of Asia includes all Asian countries except China and Japan.

TOTAL EQUITY RATIO

Total equity relative to total assets.

Corporate Governance

This section should be read in conjunction with Autoliv’s proxy statement (the “Proxy Statement”), which contains a more complete explanation of the Company’s Corporate Governance, and will be available at www.autoliv.com in late March 2017. Please also refer to pages 52-55 about Risk Management and page 56 about Internal Control in this Annual Report.

AUTOLIV IS A DELAWARE CORPORATION with its headquarters in Stockholm, Sweden. As a publicly traded U.S. corporation with its primary listing on the New York Stock Exchange (NYSE), the Company is subject primarily to U.S. state and federal regulations and NYSE corporate governance requirements. Autoliv also has a secondary listing of its Swedish Depository Receipts on the NASDAQ Stockholm. The Company has elected to primarily apply U.S. corporate governance rules, standards and best practices rather than those of Sweden, as further described in the Proxy Statement. In addition to, and consistent with, these statutory laws and regulations, Autoliv is governed by its own charter documents and internal standards and policies through its Restated Certificate of Incorporation, Third Restated By-laws, Corporate Governance Guidelines and Standards of Business Conduct and Ethics.

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

STOCKHOLDERS’ MEETING

At the Annual Meeting of Stockholders, each stockholder is entitled to one vote for each share of common stock owned as of the record date specified in the Proxy Statement. Stockholders can vote via the Internet, by telephone or by proxy card.

Business to be conducted at an Annual Meeting of Stockholders shall only be that which has been properly brought before the Annual Meeting and in compliance with our Third Restated Bylaws and Rule 14a-8 of the Exchange Act. For a stockholder proposal under Rule 14a-8 to be considered for inclusion in the proxy statement for our 2018 Annual Meeting, it must be received by us on or before November 24, 2017. If stockholders wish to present a proposal at our 2018 Annual Meeting but do not intend for the proposal to be included in our proxy statement, our Third Restated By-laws provide that we must receive the written notice at our principal executive offices no earlier than the close of business on February 8, 2018 and no later than the close of business on March 10, 2018.

THE BOARD

The Board is entrusted with, and responsible for, overseeing the business and affairs of the Company.

The Board monitors the performance of the Company in relation to its goals, strategy, competitors, and the performance of the Chief Executive Officer (CEO). The Board is allowed under our Corporate Governance Guidelines to choose its chairman in a way that it deems best for the Company. At this time, the Board believes that combining the CEO and Chairman roles facilitates the flow of information between the Board and the Company’s management and better enables the Board to fulfill its oversight role. Since 2014, George A. Lorch has served as the Lead Independent Director. The duties of the Lead Independent Director can be found in the Company’s Corporate Governance Guidelines.

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

According to our Restated Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board. At the 2014 Annual Meeting of Stockholders, stockholders approved amendments to the Company’s Restated Certificate of Incorporation to declassify the Board and provide for the annual election of all directors. These amendments phase in the declassification over a three-year period, as further explained in the Proxy Statement. Beginning with the 2017 Annual Meeting, the entire Board will be elected annually by stockholders.

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

Board compensation is disclosed in the Proxy Statement together with the compensation of the CEO, CFO and other most highly-compensated executive officers, as required by SEC rules. Directors’ fees are the only compensation that the directors, including all of the members of the Audit Committee, can receive from Autoliv. Effective as of 2017, non-employee directors are required to hold shares of Autoliv’s common stock equivalent to five times the cash component of the director’s annual base retainer, and have a five-year period to acquire such holdings.

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

Audit Committee

The Audit Committee appoints, at its sole discretion (subject to stockholder ratification), the Company’s independent auditors to audit the Company’s annual financial statements. The Audit Committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors. Additionally, the Audit Committee:

•	reviews the annual audit and its scope, including the independent auditors’ letter of comments and management’s responses thereto;

•	reviews the practices with regard to risk oversight and risk management as part of its obligations under the NYSE’s listing standards;

•	reviews possible violations of Autoliv’s business ethics and conflicts of interest policies;

•	reviews any major accounting changes made or contemplated;

•	approves any related person transaction;

•	reviews the effectiveness and efficiency of -Autoliv’s internal audit function; and

•	confirms that no restrictions have been imposed by Company personnel on the scope of the independent auditors’ examinations.

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

The Compensation Committee also assists the Board in developing principles and policies related to succession of senior management.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in identifying potential candidates to the Board, reviewing the composition of the Board and its committees, overseeing the evaluation of the Board as a whole and the management of the Company and developing and implementing Autoliv’s Corporate Governance Guidelines.

Compliance Committee

The Compliance Committee assists the Board in overseeing the Company’s compliance program with respect to its compliance with (i) the laws and regulations applicable to the Company’s business and (ii) the Company’s Standards of Business Conduct and Ethics and related policies designed to support lawful and ethical business conduct by the Company and its employees and promote a culture of compliance. The Compliance Committee also oversees the investigation of any alleged non-compliance with applicable laws or the Company’s compliance policies (except those relating to financial compliance which are overseen by the Audit Committee).

LEADERSHIP DEVELOPMENT

The Board is responsible for identifying potential candidates for, as well as selecting, the CEO. The Board is also responsible for an annual performance review of the CEO and succession planning for the CEO’s position with the assistance of the Compensation Committee. This is done with the assistance of the CEO, who also prepares and distributes to the Board an annual report on succession planning for senior officers.

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

AUTOLIV ANNUAL REPORT 2016 / BOARD OF DIRECTORS

Board of Directors

Jan Carlson

Born 1960. President and CEO. Chairman since May 2014 and Director since 2007. Nominated for re-election at 2017 Annual Meeting. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. Director of BorgWarner Inc. and Trelleborg AB (until April 2017). M.Sc.

Robert W. Alspaugh

Born 1947. Director since 2006. Nominated for re-election at 2017 Annual Meeting. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG’s U.S. practice. Director of Ball Inc., Triton International Ltd and Verifone Holdings. BBA.

Aicha Evans

Born 1969. Director since Feb. 2015. Nominated for re-election at 2017 Annual Meeting. Senior Vice President and General Manager of the Communications and Devices Group at Intel Corporation. Former General Manager of the Intel Mobile Wireless Platform Research and Development Group. Formerly served in various positions at Rockwell Semiconductors, Conexant and Skyworks. B.Sc.

Leif Johansson

Born 1951. Director since February 2016. Nominated for re-election at 2017 Annual Meeting. Former President and CEO of The Volvo Group. Chairman of the Board of Telefonaktiebolaget L.M. Ericsson and Astra Zeneca PLC. Board member of Svenska Cellulosa AB SCA and Ecolean AB. Chairman of the Royal Swedish Academy of Engineering Science and delegate of the China Development Forum. M.Sc.

David E. Kepler

Born 1952. Director since Feb. 2015. Nominated for re-election at 2017 Annual Meeting. Former Executive Vice President, Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Director of the Teradata Corporation and the TD Bank Group. Trustee of the University of California, Berkeley Foundation. B.Sc.

Franz-Josef Kortüm

Born 1950. Director since 2014. Nominated for re-election at 2017 Annual Meeting. Former CEO of Webasto SE and Audi AG. Vice Chairman of the Supervisory Board of Webasto. Chairman of the Advisory Board of Brose GmbH. Member of the Supervisory Board of Wacker Chemie. Former Member of the Supervisory Board of Schaeffler AG. MBA-equivalent degree.

Xiaozhi Liu

Born 1956. Director since 2011. Nominated for re-election at 2017 Annual Meeting. CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. Former Chairman of the Board of NeoTek China. Former Director of Viryd Technologies. Former CEO and Vice Chairman of Fuyao Glass Industry Group Co Ltd. Former Chairman & CEO of General Motors Taiwan. Former CTO and Chief Engineer of GM China. B.Sc., M.Sc., Ph.D.

George A. Lorch

Born 1941. Director since 2003. Former Chairman, President and CEO of Armstrong World Industries. Former Lead Independent Director of Pfizer, Inc. Director of WPX Energy, Inc. and Masonite International Corporation. B.Sc.

James M. Ringler

Born 1945. Director since 2002. Nominated for re-election at 2017 Annual Meeting. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Chairman of Teradata Corp. Director of Dow Chemical Company, TechnipFMC plc. and JBT Corporation. B.Sc. and MBA.

Kazuhiko Sakamoto

Born 1945. Director since 2007. Nominated for re-election at 2017 Annual Meeting. Former President of Marubeni Construction Material Lease Co. Ltd, an affiliate of Marubeni Corporation, for which he served as Counselor and senior corporate advisor. Outside auditor of Zenitaka Corporation. Graduate of Keio University and participant of the Harvard University Research Institute for International Affairs.

Wolfgang Ziebart

Born 1950. Director since 2015. Nominated for re-election at 2017 Annual Meeting. Former Director Group Engineering, Jaguar Land Rover. Former President & CEO of Infineon Technologies AG. Former member of the executive boards of BMW AG and of Continental AG. Chairman of the Supervisory Board of Nordex and member of the Supervisory Board of ASML, Inc. Dr. Sc.

Executive Management Team

Jan Carlson

Chairman, President & CEO.

Born 1960. Employed 1999.

Mats Backman

Chief Financial Officer and Group VP, Finance.

Born 1968. Employed 2016.

Mikael Bratt

President, Passive Safety.

Born 1967. Employed 2016.

Karin Eliasson

Group VP, Human Resources.

Born 1961. Employed 2014.

Steven Fredin

Chief Technology Officer,

Group VP, Business Development.

Born 1962. Employed 1988.

Thomas Jönsson

Group VP, Corporate Communications.

Born 1966. Employed 2013.

Johan Löfvenholm

President, Electronics.

Born 1969. Employed 1995.

Svante Mogefors

Group VP, Quality and Manufacturing.

Born 1955. Employed 1996.

Lars Sjöbring

Group VP, Legal Affairs,

General Counsel and Secretary.

Born 1967. Employed 2015.

BOARD AND EXECUTIVE OWNERSHIP

NAME	SHARES1)	RSUs1)	PSs1)	SOs1)	TOTAL1)
Jan Carlson	90,347	12,079	9,413	26,562	138,401
Robert W. Alspaugh	3,800	—	—	—	3,800
Aicha Evans	584	—	—	—	584
Leif Johansson	12,000	—	—	—	12,000
David E. Kepler	584	—	—	—	584
Franz-Josef Kortüm	1,030	—	—	—	1,030
Xiaozhi Liu	2,569	—	—	—	2,569
George A. Lorch	3,066	—	—	—	3,066
James M. Ringler	3,727	—	—	—	3,727
Kazuhiko Sakamoto	2,527	—	—	—	2,527
Wolfgang Ziebart	819	—	—	—	819

SUBTOTAL	121,053	12,079	9,413	26,562	169,107

NAME	SHARES1)	RSUs1)	PSs1)	SOs1)	TOTAL1)
Jan Carlson	90,347	12,079	9,413	26,562	138,401
Mats Backman	—	2,747	2,747	—	5,494
Mikael Bratt	—	2,747	2,747	—	5,494
Karin Eliasson	574	3,241	2,526	3,418	9,759
Steven Fredin	5,237	4,526	3,527	9,362	22,652
Thomas Jönsson	3,551	3,241	2,526	3,418	12,736
Johan Löfvenholm	2,922	3,863	3,148	7,383	17,316
Svante Mogefors	11,853	3,241	2,526	16,905	34,525
Lars Sjöbring	383	15,166	3,527	—	19,076

SUBTOTAL	114,867	50,851	32,687	67,048	265,453

GROSS TOTAL2)	145,573	50,851	32,687	67,048	296,159

1) Number of shares, restricted stock units (RSUs), performance shares (PSs) and stock options (SOs) as of February 22, 2017. For any changes thereafter please refer to Autoliv’s corporate website or each director’s or manager’s filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden.

2) Gross total for all listed directors and executives.

For presentations of the Directors and the Executive Management Team please refer to our filings, including in our proxy statement, on file with the U.S. Securities and Exchange Commission (SEC) and available at www.sec.gov or www.autoliv.com.

Contact Information & Calendar

AUTOLIV, INC.

Visiting address:

Klarabergsviadukten 70, Section B, 7th Floor,

Stockholm, Sweden

Mail: P.O. Box 70381, SE-107 24 Stockholm, Sweden

Tel: +46 (0)8 587 20 600

E-mail: info@autoliv.com

www.autoliv.com

CONTACT INFORMATION BOARD AND

CORPORATE COMPLIANCE COUNSEL

Autoliv, Inc., c/o Vice President Legal Affairs

P.O. Box 70381, SE-107 24 Stockholm, Sweden

Tel: +46 (0)8 587 20 600 Fax: +46 (0)8 587 20 633

E-mail: legalaffairs@autoliv.com

The Board, the independent directors, as well as the committees of the Board can be contacted using the address above. Contact can be made anonymously and communication with the independent directors is not screened. The relevant chairman receives all such communication after it has been determined that the content represents a message to such chairman.

STOCK TRANSFER AGENT & REGISTRAR

www.computershare.com

INVESTOR REQUESTS, EXCLUDING AMERICAS

Autoliv, Inc., P.O. Box 70381, SE-107 24, Stockholm, Sweden

Tel: +46 (0)8 587 20 671

E-mail: anders.trapp@autoliv.com

INVESTOR REQUESTS, AMERICAS

Autoliv, Inc., c/o Autoliv Electronics America,

26545 American Drive, Southfield, MI 48034

Tel: +1 (248) 223 8107

E-mail: ray.pekar@autoliv.com

ACKNOWLEDGEMENTS

Concept and Design: PCG Stockholm, Sweden

Photos: Lars Trangius, Christian Wyrwa, Dan Kullberg, Robert Casey, Johan Larsson and PlainPicture Ltd

The raw material of this report supports responsibly managed forests.

2017 FINANCIAL CALENDAR

DATE	EVENT
April 28	Q1 Report
May 9	Shareholder AGM
July 21	Q2 Report
October 26	Q3 Report

2017 PRELIMINARY DIVIDEND PLAN

PERIOD	RECORD DATE	PLANNED PAYMENT DATE
1st quarter	February 15	March 2
2nd quarter	May 17	June 1
3rd quarter1)	August 23	September 7
4th quarter1)	November 22	December 7

1) If declared by the Board of Directors.

Selected Financial Data

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	20161)	20151)	20141)	20131,5)	20121)
Sales and Income
Net sales	$10,074	$9,170	$9,240	$8,803	$8,267
Operating income	848	728	723	761	705
Income before income taxes	804	676	667	734	669
Net income attributable to controlling interest	567	457	468	486	483

Financial Position
Current assets excluding cash	2,914	2,705	2,607	2,582	2,312
Property, plant and equipment, net	1,658	1,437	1,390	1,336	1,233
Intangible assets (primarily goodwill)	2,083	1,794	1,661	1,687	1,707
Non-interest bearing liabilities	2,765	2,518	2,400	2,364	2,162
Capital employed	4,240	3,670	3,504	3,489	3,415
Net debt (cash)	313	202	62	(511)	(361)
Total equity	3,926	3,468	3,442	4,000	3,776
Total assets	8,234	7,526	7,443	6,983	6,570
Long-term debt	1,324	1,499	1,521	279	563

Share data
Earnings per share (US$) – basic	6.43	5.18	5.08	5.09	5.17
Earnings per share (US$) – assuming dilution	6.42	5.17	5.06	5.07	5.08
Total parent shareholders’ equity per share (US$)	41.69	39.22	38.64	42.17	39.36
Cash dividends paid per share (US$)	2.30	2.22	2.12	2.00	1.89
Cash dividends declared per share (US$)	2.32	2.24	2.14	2.02	1.94
Share repurchases	—	104	616	148	—
Number of shares outstanding (million)2)	88.2	88.1	88.7	94.4	95.5

Ratios
Gross margin (%)	20.4	20.1	19.5	19.4	19.9
Operating margin (%)	8.4	7.9	7.8	8.6	8.5
Pretax margin (%)	8.0	7.4	7.2	8.3	8.1
Return on capital employed (%)	20	20	21	22	21
Return on total equity (%)	15	14	12	13	14
Total equity ratio (%)	48	46	46	57	57
Net debt to capitalization (%)	7	6	2	N/A	N/A
Days receivables outstanding	74	73	71	70	66
Days inventory outstanding	33	33	32	31	30

Other data
Airbag sales3)	5,256	5,036	5,019	4,822	5,392
Seatbelt sales4)	2,665	2,599	2,800	2,773	2,657
Passive safety electronic sales6)	1,031	923	932	863	N/A
Active safety sales	739	611	489	345	218
Brake control sales	383	—	—	—	—
Net cash provided by operating activities	868	751	713	838	689
Capital expenditures, net	499	450	453	379	360
Net cash used in investing activities	(726)	(591)	(453)	(377)	(358)
Net cash (used in) provided by financing activities	(200)	(319)	226	(318)	(91)
Number of employees, December 31	61,500	54,600	50,800	46,900	41,700

1) Costs in 2016, 2015, 2014, 2013 and 2012 for capacity alignments and antitrust matters reduced operating income by (millions) $37, $166, $120, $47 and $98, respectively, and net income by (millions) $29, $131, $80, $33 and $71. This corresponds to 0.4%, 1.8%, 1.3%, 0.6% and 1.2% on operating margins and 0.3%, 1.4%, 0.9%, 0.4% and 0.9% on net margins. The impact on EPS was $0.33, $1.48, $0.87, $0.34, and $0.74 while return on total equity was reduced by 0.7%, 1.7%, 1.9%, 0.8% and 1.8% and for the same five-year period. 2) At year-end, excluding dilution and net of treasury shares. 3) Incl. passive electronics, steering wheels, inflators and initiators. 4) Incl. seat components until a June 2012 divestiture. 5) Includes adjustments for a non-cash, non-recurring valuation allowance for deferred tax assets of $39 million on net income and capital employed, and $0.41 on EPS and total parent shareholder equity per share. 6) In 2012, sales for passive safety electronics were in airbag sales.

Every year, Autoliv’s products

save over 30,000 lives